
08004537

August 14, 2008

SEC Mail
Mail Processing
Section

AUG 15 2008

Washington, DC
106

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Filing Desk

Sumitomo Mitsui Financial Group, Inc. ("SMFG")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

SUPPL

File No. 82-4395

Dear Sir/Madam:

The following information is being furnished to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") and consists of information that SMFG (i) has been required to make public pursuant to the laws of Japan, (ii) has filed with the exchanges on which its common stock is listed and which has been made public by such exchanges, or (iii) has distributed to its security holders, during the period from June 1 2008 to July 31 2008.

SMFG hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5) the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that SMFG is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact me.

PROCESSED
AUG 2 9 2008
THOMSON REUTERS

Yours faithfully,

By: ______________________

Tetsuro Yoshino
General Manager
Investor Relations Department
Sumitomo Mitsui Financial Group, Inc.
1-2 Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan
Tel:+81 3 5512 4461, Fax:+81 3 5512 4429.

Enclosures

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED FROM JUNE 1, 2008 TO JULY 31, 2008

A. JAPANESE LANGUAGE DOCUMENTS

1. Brief Statement of Financial Results for the First Quarter Ended June 30, 2008. (English translation attached) (Exhibit A1(a), A1(b))

2. Annual Securities Report for fiscal 2007 (Exhibit A2) See Annex B for a brief description.

3. Annual Securities Report for fiscal 2007(*) (Exhibit A3) See Annex B for a brief description.

4. Amendment Reports of Annual Securities Report for fiscal 2006: See Annex B for a brief description.

   (a) Amendment Report dated July 30, 2008 (Exhibit A4(a)).
   (b) Amendment Report dated July 30, 2008 (*) (Exhibit A4(b))

5. Extraordinary Reports: See Annex B for a brief description.

   (a) Extraordinary Report dated July 22, 2008 (Exhibit A5(a)).
   (b) Extraordinary Report dated July 22, 2008 (*) (Exhibit A5(b)).

6. Notice of the Ordinary General Meeting of Shareholders (Exhibit A6) See Annex B for a brief description.

7. Notice of Resolutions of the Ordinary General Meeting of Shareholders (Exhibit A7) See Annex B for a brief description.

8. Annual Business Report to Shareholders for fiscal 2007 (Exhibit A8) See Annex B for a brief description.

9. Disclosure Booklet pursuant to Article 21 and Article 52-29 of the Banking Law for fiscal 2007 (Exhibit A9) See Annex B for a brief description.

10. Public Notice pursuant to Japanese Company Law dated June 30, 2008 (Exhibit A10) See Annex B for a brief description.

11. Public Announcements:

    (a) "Notice regarding Establishment of Overseas Special Purpose Subsidiaries and Issuance of Non-Dilutive Non-Cumulative Perpetual Preferred Securities" dated July 8, 2008 (Exhibit A11(a) (See Annex B for a brief description)
    (b) "Notice regarding Pricing of Non-Dilutive Non-Cumulative Perpetual Preferred Securities" dated July 14, 2008 (Exhibit A11(b)). (See Annex B for a brief description)
    (c) "Notice regarding Change of Subsidiaries" dated July 14, 2008 (Exhibit A11(c)). (See Annex B for a brief description)

(d) "Dissolution of The Japan Card Business Support Company, Limited" dated July 16, 2008 (Exhibit A11(d)). (summary English transaction attached)

(e) "Revision of Earnings Forecasts of a Consolidated Subsidiary (Kansai Urban Banking Corporation)" dated July 29, 2008 (Exhibit A11(e)). (summary English transaction attached)

(f) "Revision of Earnings Forecasts of a Consolidated Subsidiary (The Minato Bank, Limited)" dated July 31, 2008 (Exhibit A11(f)). (summary English transaction attached)

(*) Documents issued by SMBC, SMFG's wholly-owned subsidiary bank.

# # # # # # # #

ANNEX B

Brief Descriptions of Japanese Language Documents

1. Annual Securities Report for fiscal 2007 (Exhibit A2)

   Annual Securities Report for fiscal 2007 submitted to the Minister of Finance, describing capital, management, business and annual financial statements for the indicated period and other matters concerning SMFG.

2. Annual Securities Report for fiscal 2007 (*) (Exhibit A3)

   Annual Securities Report for fiscal 2007, submitted to the Minister of Finance, describing capital, management, business and annual financial statements for the indicated period and other matters. concerning SMBC.

3. Amendment Reports:

   (a) Report to the Minister of Finance concerning the correction of reports on Annual Securities Report for fiscal 2006 dated July 30, 2008. (Exhibit A4)

4. Extraordinary Reports:

   (a) Report to the Minister of Finance concerning change of subsidiaries. (Exhibit A5(a))

   (b) Report to the Minister of Finance concerning change of subsidiaries (*). (Exhibit A5(b))

5. Notice of the Ordinary General Meeting of Shareholders (Exhibit A6)

   Notice sent to SMFG's shareholders, containing the date, place and purpose of the Ordinary General Meeting of Shareholders.

6. Notice of Resolutions of the Ordinary General Meeting of Shareholders (Exhibit A7)

   Notice sent to SMFG's shareholders, containing reports made and resolutions adopted at the Ordinary General Meeting of Shareholders.

7. Annual Business Report to Shareholders for fiscal 2007 (Exhibit A8)

   Report made available to SMFG's shareholders, containing prescribed data and detailed information in tabular form relating to SMFG's business and operations.

8. Disclosure Booklet pursuant to Article 21 and Article 52-29 of the Banking Law for fiscal 2007 (Exhibit A9)

   Booklet containing statistical data and narrative description of SMFG, made generally available to the public in Japan.

9. Public Notice pursuant to Japanese Company Law dated June 30, 2008 (Exhibit A10)

   Notice regarding Annual Financial Results for fiscal 2007 (SMFG and SMBC).

10. Public Announcements:

(a) "Establishment of Overseas Special Purpose Subsidiaries and Issuance of Non-Dilutive Non-Cumulative Perpetual Preferred Securities", press release filed to the Tokyo Stock Exchange on July 8, 2008, announcing the establishment of overseas special purpose subsidiaries for the purpose of the issuance of preferred securities (Exhibit A11(a)).

(b) "Notice regarding Pricing of Non-Dilutive Non-Cumulative Perpetual Preferred Securities", press release filed to the Tokyo Stock Exchange on dated July 14, 2008, announcing the pricing the preferred securities, with regard to the press release published on July 8, 2008 (Exhibit A11(b)).

(c) "Notice regarding Change of Subsidiaries", press release filed to the Tokyo Stock Exchange on dated July 14, 2008, announcing the establishment of the overseas special purpose subsidiary, with regard to the press release published on July 8, 2008 (Exhibit A11(c)).

(*) Documents issued by SMBC, SMFG's wholly-owned subsidiary bank.

# # # # # # # # #

Washington, DC　平成21年3月期 第1四半期決算短信

103

平成20年7月31日

上場会社名　株式会社 三井住友フィナンシャルグループ　　上場取引所　東 大 名
コード番号　8316　URL http://www.smfg.co.jp
代表者　（役職名）取締役社長　（氏名）北山 禎介
問合せ先責任者　（役職名）財務部副部長　（氏名）山崎 武　TEL 03-5512-3411
四半期報告書提出予定日　平成20年8月14日　特定取引勘定設置の有無　有

（百万円未満切捨て）

1. 平成21年3月期第1四半期の連結業績（平成20年4月1日～平成20年6月30日）

(1) 連結経営成績（累計）　（%表示は対前年同四半期増減率）

	経常収益		経常利益		四半期純利益	
	百万円	%	百万円	%	百万円	%
21年3月期第1四半期	951,902	―	73,635	―	58,096	―
20年3月期第1四半期	1,026,226	19.4	195,012	48.1	119,687	△0.3

	1株当たり四半期純利益	潜在株式調整後1株当たり四半期純利益
	円 銭	円 銭
21年3月期第1四半期	7,523.83	7,223.18
20年3月期第1四半期	15,821.37	14,892.10

(2) 連結財政状態

	総資産	純資産	自己資本比率	1株当たり純資産
	百万円	百万円	%	円 銭
21年3月期第1四半期	115,473,167	5,285,491	3.1	427,231.55
20年3月期	111,955,918	5,224,076	3.2	424,546.01

（参考）自己資本　21年3月期第1四半期 3,609,130百万円　20年3月期 3,578,326百万円

（注）自己資本比率は、（期末純資産の部合計－期末新株予約権－期末少数株主持分）を期末資産の部合計で除して算出しております。

2. 配当の状況

	1株当たり配当金				
（基準日）	第1四半期末	第2四半期末	第3四半期末	期末	年間
	円 銭	円 銭	円 銭	円 銭	円 銭
20年3月期	―	5,000.00	―	7,000.00	12,000.00
21年3月期	―				
21年3月期（予想）		7,000.00	―	7,000.00	14,000.00

（注）配当予想の当四半期における修正の有無　無

1. 上記「配当の状況」は、普通株式に係る配当の状況を記載しております。当社が発行する普通株式と権利関係の異なる種類株式（非上場）の配当の状況につきましては、2ページ「種類株式の配当の状況」をご覧ください。
2. 21年3月期（予想）の1株当たり配当金につきましては、平成20年5月16日付で公表しております株式分割を勘案しておりません。株式分割勘案後の1株当たり配当金につきましては、2ページ「配当予想について」をご覧ください。

3. 平成21年3月期の連結業績予想（平成20年4月1日～平成21年3月31日）

（%表示は通期は対前期、第2四半期連結累計期間は対前年同四半期増減率）

	経常収益		経常利益		当期純利益		1株当たり当期純利益
	百万円	%	百万円	%	百万円	%	円 銭
第2四半期連結累計期間	1,850,000	△11.0	380,000	7.6	210,000	23.1	26,503.18
通期	3,900,000	△15.6	850,000	2.3	480,000	4.0	60,776.72

（注）連結業績予想数値の当四半期における修正の有無　無

平成21年3月期の連結業績予想における1株当たり当期純利益は、平成20年5月16日付で公表しております株式分割を勘案しておりません。株式分割勘案後の1株当たり当期純利益は2ページ「【参考】指標算式」をご覧ください。

4. その他

(1) 期中における重要な子会社の異動（連結範囲の変更を伴う特定子会社の異動）　有

新規　2 社（社名 SMFG Preferred Capital USD 2 Limited 他 1社）　除外　― 社（社名　）

（注）詳細は、4～5ページ【定性情報・財務諸表等】 4. その他をご覧ください。

(2) 簡便な会計処理及び四半期連結財務諸表の作成に特有の会計処理の適用　有

（注）詳細は、4～5ページ【定性情報・財務諸表等】 4. その他をご覧ください。

(3) 四半期連結財務諸表作成に係る会計処理の原則・手続、表示方法等の変更（四半期連結財務諸表作成のための基本となる重要な事項等の変更に記載されるもの）

① 会計基準等の改正に伴う変更　有
② ①以外の変更　無

（注）詳細は、4～5ページ【定性情報・財務諸表等】 4. その他をご覧ください。

(4) 発行済株式数（普通株式）

① 期末発行済株式数（自己株式を含む）	21年3月期第1四半期	7,890,804株	20年3月期	7,733,653株
② 期末自己株式数	21年3月期第1四半期	169,165株	20年3月期	168,997株
③ 期中平均株式数（四半期連結累計期間）	21年3月期第1四半期	7,721,717株	20年3月期第1四半期	7,564,907株

※業績予想の適切な利用に関する説明、その他特記事項

1. 本資料には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、予想対比変化する可能性があることにご留意ください。
2. 「四半期財務諸表に関する会計基準」（企業会計基準第12号 平成19年3月14日）及び「四半期財務諸表に関する会計基準の適用指針」（企業会計基準適用指針第14号 平成19年3月14日）を当第1四半期連結会計期間から適用しております。また、当社の四半期連結財務諸表は「四半期連結財務諸表規則」に基づいて作成しておりますが、資産及び負債の分類並びに収益及び費用の分類は、「銀行法施行規則」（昭和57年大蔵省令第10号）に準拠しております。

(配当の状況)

「種類株式の配当の状況」

普通株式と権利関係の異なる種類株式に係る１株当たり配当金の内訳は以下のとおりです。

		１株当たり配当金				
	基　準　日	第１四半期末	第２四半期末	第３四半期末	期　末	年　間
		円 銭	円 銭	円 銭	円 銭	円 銭
第四種優先株式	20年3月期	—	67,500.00	—	67,500.00	135,000.00
	21年3月期	—				135,000.00
	21年3月期（予想）		67,500.00	—	67,500.00	
第六種優先株式	20年3月期	—	44,250.00	—	44,250.00	88,500.00
	21年3月期	—				88,500.00
	21年3月期（予想）		44,250.00	—	44,250.00	

「配当予想について」

平成20年５月16日付で公表しておりますとおり、「株式等の取引に係る決済の合理化を図るための社債等の振替に関する法律等の一部を改正する法律」（平成16年法律第88号）の施行日の前日を効力発生日として、普通株式１株を100株に株式分割することを予定しております。
当該株式分割が期首に行われたと仮定した場合の普通株式１株当たりの中間配当金・期末配当金はそれぞれ70円、年間配当金は140円となります。

【参考】指標算式

○ １株当たり予想当期純利益

$$\frac{\text{予想当期純利益}-\text{予想優先株式配当金総額}}{\text{期末発行済普通株式数（除く自己株式）}}$$

（注）平成20年５月16日付で公表しておりますとおり、「株式等の取引に係る決済の合理化を図るための社債等の振替に関する法律等の一部を改正する法律」（平成16年法律第88号）の施行日の前日を効力発生日として、普通株式１株を100株に株式分割することを予定しております。
当該株式分割が期首に行われたと仮定した場合の「１株当たり当期純利益」は、第２四半期連結累計期間で265円3銭、通期で607円77銭となります。

【定性的情報・財務諸表等】

1. 連結経営成績に関する定性的情報

当第1四半期の連結業務粗利益は、4,720億円と前年同期比93億円の減益となりました。これは、三井住友銀行において、国際業務部門での貸出金残高の増加や利鞘の改善等により、資金利益が前年同期比173億円増益となる一方、市場金利の上昇を受け債券ポートフォリオのポジション圧縮を行ったことから、国債等債券損益が前年同期比266億円悪化の303億円の損失となったことが主因であります。

営業経費につきましては、成長事業領域強化のためのシステム投資やお客さまの利便性向上を目的とした拠点・施設拡充のための投資を行ったこと等を主因に、前年同期比352億円増加の2,752億円となりました。

与信関係費用は、三井住友銀行における債務者の業況悪化による償却・引当費用の増加や、前年同期に生じた貸倒引当金の引当率低下に伴う取崩しが無いこと等を主因として、前年同期比599億円増加の1,139億円となりました。

以上の結果、経常利益は前年同期比1,214億円減益の736億円、特別損益や法人税等調整額等を勘案した四半期純利益は前年同期比616億円減益の581億円となりました。

【連 結】　(金額単位 億円)

	20年度第1四半期 (4月～6月)	前年同期比	19年度 (参考)
連結粗利益	4,720	△ 93	21,162
営業経費	△ 2,752	△ 352	△ 9,789
与信関係費用	△ 1,139	△ 599	△ 2,486
経常利益	736	△ 1,214	8,312
四半期純利益	581	△ 616	4,615

【三井住友銀行単体】

	20年度第1四半期 (4月～6月)	前年同期比	19年度 (参考)
業務粗利益	3,083	△ 207	14,848
経費(除く臨時処理分)	△ 1,798	△ 140	△ 6,651
業務純益 (注)	1,285	△ 347	8,197
うち国債等債券損益	△ 303	△ 266	△ 301
与信関係費用	△ 838	△ 447	△ 1,478
経常利益	418	△ 675	5,107
四半期純利益	562	△ 176	2,057

(注)業務純益:一般貸倒引当金繰入前

2. 連結財政状態に関する定性的情報

当第1四半期末における連結ベースの総資産額は、前年度末比3兆5,172億円増加し115兆4,732億円となりました。また、純資産は前年度末比614億円増加の5兆2,855億円となりました。そのうち株主資本は、四半期純利益の計上及び剰余金の配当等の結果、前年度末比47億円減少の3兆906億円となっております。

主要な勘定残高としましては、預金が前年度末比3兆4,035億円増加し76兆941億円となり、貸出金は同2兆359億円増加し64兆1,808億円となりました。このうち、三井住友銀行単体の貸出金は、海外で高格付け企業への貸出を積極的に行ったことを主因として、前年度末比2兆2,461億円増加し59兆2,039億円となっております。

また、連結ベースの金融再生法に基づく開示債権の残高は、前年度末比922億円増加の1兆2,248億円となりました。不良債権比率は1.68%とほぼ前年度末の水準を維持しております。

3. 連結業績予想に関する定性的情報

当第1四半期の連結純利益は、債券ポートフォリオを中心としたポジション圧縮に伴う国債等債券損益の損失計上及び与信コストの増加等により、本年5月公表の第2四半期累計期間の業績予想対比30%程度の進捗となっておりますが、第2四半期においては、第1四半期対比収益の増加が見込まれること等から、21年3月期の第2四半期累計期間及び通期の業績予想についての変更はありません。

4. その他

(1)期中における重要な子会社の異動(連結範囲の変更を伴う特定子会社の異動)

期中における連結範囲の変更を伴う特定子会社の異動(新規2社)の詳細は、以下のとおりであります。

名称	住所	資本金の額	主要な事業の内容	議決権の所有割合
SMFG Preferred Capital USD 2 Limited	英領ケイマン諸島	1,800,000千米ドル 1セント	その他事業 (金融業)	100%
SMBC Preferred Capital USD 2 Limited	英領ケイマン諸島	1,811,000千米ドル	その他事業 (金融業)	100% (100%)

(注) 「議決権の所有割合」欄の( )内は子会社による間接所有の割合(内書き)であります。

(2) 簡便な会計処理及び四半期連結財務諸表の作成に特有の会計処理の適用

①減価償却費の算定方法

定率法を採用している有形固定資産については、年度に係る減価償却費の額を期間按分する方法により算定しております。

②税効果会計に関する事項

第1四半期連結会計期間に係る納付税額及び法人税等調整額は、国内連結子会社の決算期において予定している剰余金の処分による海外投資等損失準備金の積立て及び取崩しを前提として、当第1四半期連結会計期間に係る金額を計算しております。

(3) 四半期連結財務諸表に係る会計処理の原則・手続、表示方法等の変更

①四半期財務諸表に関する会計基準

「四半期財務諸表に関する会計基準」(企業会計基準第12号 平成19年3月14日)及び「四半期財務諸表に関する会計基準の適用指針」(企業会計基準適用指針第14号 平成19年3月14日)を当第1四半期連結会計期間から適用しております。また、当社の四半期連結財務諸表は「四半期連結財務諸表規則」に基づいて作成しておりますが、資産及び負債の分類並びに収益及び費用の分類は、「銀行法施行規則」(昭和57年大蔵省令第10号)に準拠しております。

②連結財務諸表作成における在外子会社の会計処理に関する当面の取扱い

「連結財務諸表作成における在外子会社の会計処理に関する当面の取扱い」(実務対応報告第18号 平成18年5月17日)が平成20年4月1日以後開始する連結会計年度から適用されることになったことに伴い、当第1四半期連結会計期間から同実務対応報告を適用しております。これにより、従来の方法に比べ、期首における利益剰余金が3,132百万円減少しております。また、当第1四半期連結累計期間の損益に与える影響は軽微であります。

③リース取引に関する会計基準

所有権移転外ファイナンス・リース取引については、従来、賃貸借取引に係る方法に準じた会計処理によっておりましたが、「リース取引に関する会計基準」(企業会計基準第13号 平成19年3月30日)及び「リース取引に関する会計基準の適用指針」(企業会計基準適用指針第16号 平成19年3月30日)が平成20年4月1日以後開始する連結会計年度から適用されることになったことに伴い、当第1四半期連結会計期間から同会計基準及び適用指針を適用しております。また、当該取引に係る借手のリース資産の減価償却の方法については、リース期間を耐用年数とし、残存価額を零とする定額法を採用しております。これによる当第1四半期連結累計期間の損益に与える影響は軽微であります。

なお、リース取引開始日が平成20年4月1日前に開始する連結会計年度に属する所有権移転外ファイナンス・リース取引につきましては、借手側は平成19年連結会計年度末日における未経過リース料期末残高相当額(利息相当額控除後)を取得価額とし、期首に取得したものとして有形固定資産及び無形固定資産に計上しております。また、貸手側は平成19年連結会計年度末日におけるリース資産の適正な帳簿価額(減価償却累計額控除後)を「リース債権及びリース投資資産」の期首の価額として計上しております。

５．四半期連結財務諸表

(1) 四半期連結貸借対照表

（単位：百万円）

	当第１四半期連結会計期間 （平成20年６月30日現在）	前連結会計年度 要約連結貸借対照表 （平成20年３月31日現在）
資産の部		
現金預け金	5, 166, 022	5, 017, 325
コールローン及び買入手形	765, 797	595, 802
買現先勘定	355, 955	357, 075
債券貸借取引支払保証金	550, 213	1, 940, 170
買入金銭債権	1, 152, 452	1, 153, 070
特定取引資産	4, 326, 524	4, 123, 611
金銭の信託	7, 909	7, 329
有価証券	25, 375, 415	23, 517, 501
貸出金	64, 180, 788	62, 144, 874
外国為替	1, 198, 160	893, 567
リース債権及びリース投資資産	1, 987, 103	―
その他資産	3, 936, 363	4, 951, 587
有形固定資産	969, 297	820, 411
無形固定資産	342, 010	332, 525
リース資産	―	1, 425, 097
繰延税金資産	991, 379	985, 528
支払承諾見返	5, 081, 110	4, 585, 141
貸倒引当金	△913, 335	△894, 702
資産合計	115, 473, 167	111, 955, 918

（単位：百万円）

	当第１四半期連結会計期間 （平成20年６月30日現在）	前連結会計年度 要約連結貸借対照表 （平成20年３月31日現在）
負債の部		
預金	76,094,111	72,690,624
譲渡性預金	2,769,298	3,078,149
コールマネー及び売渡手形	3,460,887	2,638,142
売現先勘定	925,280	1,832,467
債券貸借取引受入担保金	5,781,476	5,732,042
特定取引負債	2,465,331	2,671,316
借用金	4,259,182	4,279,034
外国為替	340,035	301,123
短期社債	808,000	769,100
社債	3,950,874	3,969,308
信託勘定借	91,157	80,796
その他負債	4,018,992	3,916,427
賞与引当金	8,769	29,267
役員賞与引当金	－	1,171
退職給付引当金	37,015	38,701
役員退職慰労引当金	7,017	7,998
預金払戻引当金	9,123	10,417
特別法上の引当金	431	1,118
繰延税金負債	32,342	52,046
再評価に係る繰延税金負債	47,236	47,446
支払承諾	5,081,110	4,585,141
負債合計	110,187,676	106,731,842
純資産の部		
資本金	1,420,877	1,420,877
資本剰余金	57,813	57,826
利益剰余金	1,736,008	1,740,610
自己株式	△124,122	△123,989
株主資本合計	3,090,576	3,095,324
その他有価証券評価差額金	668,888	550,648
繰延ヘッジ損益	△106,465	△75,233
土地再評価差額金	35,078	34,910
為替換算調整勘定	△78,947	△27,323
評価・換算差額等合計	518,553	483,002
新株予約権	51	43
少数株主持分	1,676,309	1,645,705
純資産合計	5,285,491	5,224,076
負債純資産合計	115,473,167	111,955,918

(2) 四半期連結損益計算書

（単位：百万円）

	当第１四半期連結累計期間 （自　平成20年４月１日 至　平成20年６月30日）
経常収益	951,902
資金運用収益	547,299
（うち貸出金利息）	398,074
（うち有価証券利息配当金）	81,564
信託報酬	565
役務取引等収益	165,259
特定取引収益	6,744
その他業務収益	223,099
その他経常収益	8,933
経常費用	878,267
資金調達費用	217,154
（うち預金利息）	99,988
役務取引等費用	30,591
特定取引費用	91,921
その他業務費用	131,324
営業経費	275,185
その他経常費用	132,090
経常利益	73,635
特別利益	1,902
特別損失	974
税金等調整前四半期純利益	74,563
法人税、住民税及び事業税	23,229
法人税等調整額	△27,732
少数株主利益	20,970
四半期純利益	58,096

「四半期財務諸表に関する会計基準」（企業会計基準第12号　平成19年３月14日）及び「四半期財務諸表に関する会計基準の適用指針」（企業会計基準適用指針第14号　平成19年３月14日）を当第１四半期連結会計期間から適用しております。また、当社の四半期連結財務諸表は「四半期連結財務諸表規則」に基づいて作成しておりますが、資産及び負債の分類並びに収益及び費用の分類は、「銀行法施行規則」（昭和57年大蔵省令第10号）に準拠しております。

(3)継続企業の前提に関する注記

当第１四半期連結会計期間（自　平成20年 4月 1日　至　平成20年 6月30日）

該当事項はありません。

(4)セグメント情報

事業の種類別セグメント情報

当第１四半期連結累計期間（自　平成20年 4月 1日　至　平成20年 6月30日）　（金額単位 百万円）

	銀行業	リース業	その他事業	計	消去又は全社	連結
経常収益						
(1) 外部顧客に対する経常収益	751,388	90,231	110,282	951,902	—	951,902
(2) セグメント間の内部経常収益	15,050	667	81,045	96,763	(96,763)	—
計	766,439	90,898	191,327	1,048,665	(96,763)	951,902
経常利益	43,238	11,529	43,683	98,451	(24,816)	73,635

(注) 1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2. 各事業の主な内容
(1) 銀行業・・・・・・・・・・銀行業
(2) リース業・・・・・・・・リース業
(3) その他事業・・・・・・証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

(5)株主資本の金額に著しい変動があった場合の注記

当第１四半期連結会計期間（自　平成20年 4月 1日　至　平成20年 6月30日）

該当事項はありません。

「参考資料」

前四半期に係る連結財務諸表

(1)四半期連結損益計算書

(金額単位　百万円)

科目 ＼ 期別	前第１四半期 連結累計期間 (自　平成19年 4月 1日 至　平成19年 6月30日)
経常収益	1,026,226
資金運用収益	530,245
(うち貸出金利息)	(379,331)
(うち有価証券利息配当金)	(80,817)
信託報酬	761
役務取引等収益	166,852
特定取引収益	7,136
その他業務収益	304,870
その他経常収益	16,359
経常費用	831,213
資金調達費用	235,796
(うち預金利息)	(140,470)
役務取引等費用	25,464
特定取引費用	53,133
その他業務費用	214,211
営業経費	239,989
その他経常費用	62,617
経常利益	195,012
特別利益	678
特別損失	1,488
税金等調整前四半期純利益	194,202
法人税、住民税及び事業税	22,124
法人税等調整額	32,636
少数株主利益	19,755
四半期純利益	119,687

(注) 記載金額は百万円未満を切り捨てて表示しております。

(2)セグメント情報

事業の種類別セグメント

(金額単位　百万円)

科目 ＼ 期別		前第１四半期 連結累計期間 (自　平成19年 4月 1日 至　平成19年 6月30日)
経常利益	銀行業	146,605
	リース業	9,368
	その他事業	48,764
	計	204,739
	消去又は全社	(9,726)
	連結	195,012

(注) 1. 記載金額は百万円未満を切り捨てて表示しております。
2. 各事業区分の主な内容
(1)銀行業・・・・・・・・・・銀行業
(2)リース業・・・・・・・・リース業
(3)その他事業・・・・・・証券、クレジットカード、投融資、融資、ベンチャーキャピタル、
システム開発・情報処理業

SMFG

Washington, DC
103



Sumitomo Mitsui Financial Group, Inc. (SMFG)

Consolidated Financial Results for the First Quarter ended June 30, 2008

Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo, Japan
Stock Exchange Listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange (code: 8316).
URL: http://www.smfg.co.jp
President: Teisuke Kitayama

1. Financial Results (for the three months ended June 30, 2008)

Amounts less than one million yen have been omitted.

(1) Operating Results

(Millions of yen, except per share data and percentages)

	Ordinary Income		Ordinary Profit		Net Income	
Three Months ended June 30, 2008	¥ 951,902	— %	¥ 73,635	— %	¥ 58,096	— %
Three Months ended June 30, 2007	1,026,226	19.4	195,012	48.1	119,687	(0.3)

	Net Income Per Share	Net Income Per Share (Diluted)
Three Months ended June 30, 2008	¥ 7,523.83	¥ 7,223.18
Three Months ended June 30, 2007	15,821.37	14,892.10

(2) Financial Position

(Millions of yen, except per share data and percentages)

	Total Assets	Net Assets	Net Assets Ratio	Net Assets per Share
June 30, 2008	¥ 115,473,167	¥ 5,285,491	3.1%	¥ 427,231.55
March 31, 2008	111,955,918	5,224,076	3.2	424,546.01

Notes: 1. Shareholders' equity as of June 30, 2008: ¥3,609,130 million as of March 31, 2008: ¥3,578,326 million
2. Net assets ratio = {(Net assets – Subscription rights to shares – Minority interests) / Total assets} X 100

2. Dividends on Common Stock per Share

(Yen)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Annual
Fiscal Year ended March 31, 2008	¥ —	¥ 5,000	¥ —	¥ 7,000	¥ 12,000
Fiscal Year ending March 31, 2009	—				
Fiscal Year ending March 31, 2009 (Forecast)		7,000	—	7,000	14,000

Notes: 1. Dividend forecast remains unchanged.
2. Dividends on unlisted preferred stock are reported on page 2.
3. Dividends forecast for the fiscal year ending March 31, 2009 does not reflect the stock split that SMFG announced on May 16, 2008. For more details, please refer to page 2.

3. Earnings Forecast (for the fiscal year ending March 31, 2009)

(Millions of yen, except per share data and percentages)

	Ordinary Income		Ordinary Profit		Net Income		Net Income Per Share
Six Months ending September 30, 2008	¥ 1,850,000	(11.0)%	¥ 380,000	7.6%	¥ 210,000	23.1%	¥ 26,503.18
Fiscal Year ending March 31, 2009	3,900,000	(15.6)	850,000	2.3	480,000	4.0	60,776.72

Notes: 1. Percentages shown in Ordinary Income, Ordinary Profit and Net Income are the increase (decrease) from the results of the previous fiscal year.
2. Forecast on Net Income per Share for the fiscal year ending March 31, 2009 does not reflect the stock split that SMFG announced on May 16, 2008. For more details, please refer to page 2.

4. Other Information

(1) Change in material consolidated subsidiaries in the three months ended June 30, 2008

Two companies, SMFG Preferred Capital USD 2 Limited etc., have been newly consolidated.

(2) Simplified accounting methods and particular accounting methods for preparing quarterly consolidated financial statements have been applied.

(3) There are changes in accounting principles, procedures and presentation when preparing quarterly consolidated financial statements due to revisions of in accounting standards.

For more details, please refer to "4. Other" on page 4 and 5.

(4) Number of Shares Issued (common stock)

	As of June 30, 2008	As of March 31, 2008
(a) Number of shares issued (including treasury shares)	7,890,804 shares	7,733,653 shares
(b) Number of treasury shares	169,165 shares	168,997 shares

	Three Months ended June 30, 2008	Three Months ended June 30, 2007
(c) Average number of shares issued in the period	7,721,717 shares	7,564,907 shares

[Dividends Information]

Dividends on Preferred Stock

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Annual
Preferred stock (Type 4)	Fiscal Year ended March 31, 2008	—	67,500	—	67,500	135,000
	Fiscal Year ended March 31, 2009	—				135,000
	Fiscal Year ending March 31, 2009 (Forecast)		67,500	—	67,500	
Preferred stock (Type 6)	Fiscal Year ended March 31, 2008	—	44,250	—	44,250	88,500
	Fiscal Year ended March 31, 2009	—				88,500
	Fiscal Year ending March 31, 2009 (Forecast)		44,250	—	44,250	

Forecast on Dividends

As announced on May 16, 2008, a 100 for 1 split of common stock will be implemented on the previous day of enforcement of the "Law for Partial Amendment of the Laws Related to Transfer of Bonds, etc., to Streamline Settlement with respect to Transactions of Stock, etc." Assuming that the stock split had been implemented at the beginning of the fiscal year, interim and year-end common stock dividends per share for the fiscal year ending March 31, 2009 would be ¥70 each, and total annual dividends per share would be ¥140.

<Reference> Calculation for Index

- Forecasted Net Income per Share:

$$\frac{\text{Forecasted net income} - \text{Forecasted preferred stock dividends}}{\text{Forecasted average number of common stocks during the period (excluding treasury stock)}}$$

(Note) As announced on May 16, 2008, a 100 for 1 split of common stock will be implemented on the previous day of enforcement of the "Law for Partial Amendment of the Laws Related to Transfer of Bonds, etc., to Streamline Settlement with respect to Transactions of Stock, etc." Assuming that the stock split had been implemented at the beginning of the fiscal year, SMFG would expect net income for the six months ending September 30, 2008 and the fiscal year ending March 31, 2009 to be ¥265.03 and ¥607.77, respectively.

SMFG has applied "Accounting Standard for Quarterly Financial Statements" (ASBJ Statement No. 12) and "Implementation Guidance for Accounting Standard for Quarterly Financial Statements" (ASBJ Guidance No. 14) from this fiscal year, and prepared its quarterly financial statements in accordance with the Quarterly Consolidated Financial Statements Regulations. Assets / liabilities and income / loss have been presented based on the Enforcement Ordinance of the Banking Law.

SMFG is providing its financial statements in the XBRL (eXtensible Business Reporting Language) format through the EDINET (Electronic Disclosure for Investors' NETwork) system from this fiscal year in accordance with the Financial Instruments and Exchange Act. The English translation of account names in the financial statements in the XBRL format is stipulated in the EDINET taxonomies under the relevant ordinances. Accordingly, SMFG has partially changed its presentation of financial statements from this fiscal year. Principal changes are summarized on page 10. For more information on the EDINET system, please refer to the following website.

http://www.fsa.go.jp/en/news/2008/20080317.html

This document contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors.

The following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this document: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial services companies, changing technology and evolving banking industry standards and similar matters.

Sumitomo Mitsui Financial Group (SMFG) reports the financial results for the three months ended June 30, 2008.

1. Operating Results

In the 1st quarter of fiscal year 2008 (FY2008), Sumitomo Mitsui Banking Corporation ("SMBC") increased net interest income ¥17.3 billion year on year because of an improvement in loan-to-deposit interest spread of the International Banking Unit due mainly to a decline in interest rates in the United States. On the other hand, SMBC recorded net loss on bonds of ¥30.3 billion, a year-on-year increase of ¥26.6 billion because it reduced its bond portfolio, reflecting a rise in market interest rates. As a result, SMFG's consolidated gross profit decreased ¥9.3 billion year on year to ¥472.0 billion.

General and administrative expenses increased ¥35.2 billion year on year to ¥275.2 billion mainly because it actively allocated resources to strengthen systems in strategic businesses and expanded branch network to further seek customer convenience.

At SMBC, credit cost increased due to a deterioration of borrowers' financial conditions in the1st quarter. Furthermore, it did not record a reversal of provisions for loan loss, which it did in the previous fiscal year. As a result, credit cost increased ¥59.9 billion year on year to ¥113.9 billion on a consolidated basis.

As a result of the factors mentioned above, on a consolidated basis, SMFG recorded ordinary profit of ¥73.6 billion, a year-on-year decrease of ¥121.4 billion, and net income of ¥58.1 billion, a year-on-year decrease of ¥61.6 billion.

<Consolidated> (Billions of yen)

	Three months ended June 30, 2008	Change from the three months ended June 30, 2007	Year ended March 31, 2008 (reference)
Gross profit	**¥ 472.0**	¥ (9.3)	2,116.2
General and administrative expenses	**(275.2)**	(35.2)	(978.9)
Credit cost	**(113.9)**	(59.9)	(248.6)
Ordinary profit	**73.6**	(121.4)	831.2
Net income	**58.1**	(61.6)	461.5

<SMBC, Non-consolidated>

Gross banking profit	**308.3**	(20.7)	1,484.8
Expenses (excluding non-recurring losses)	**(179.8)**	(14.0)	(665.1)
Banking profit (*)	**128.5**	(34.7)	819.7
Net gains (losses) on bonds	**(30.3)**	(26.6)	(30.1)
Credit cost	**(83.8)**	(44.7)	(147.8)
Ordinary profit	**41.8**	(67.5)	510.7
Net income	**56.2**	(17.6)	205.7

(*) Banking profit (before provision for general reserve for possible loan losses)

2. Financial Position

On a consolidated basis, SMFG's total assets as of June 30, 2008 increased ¥3,517.2 billion to ¥115,473.2 billion, compared with March 31, 2008. Net assets amounted to ¥5,285.5 billion, a year-on-year increase of ¥61.4 billion. Shareholders' equity decreased ¥4.7 billion year on year to ¥3,090.6 billion as a result of cash dividends partially offset by a record of net income.

Deposits increased ¥3,403.5 billion to ¥76,094.1 billion from March 31, 2008. Loans and bills discounted also increased ¥2,035.9 billion to ¥64,180.8 billion. On a non-consolidated basis, SMBC increased the balance of loans and bills discounted to ¥59,203.9 billion, an increase of ¥2,246.1 billion from March 31, 2008, due mainly to an increase in overseas lending.

On a consolidated basis, problem assets (non-performing loans as defined under the Financial Reconstruction Law) increased ¥92.2 billion to ¥1,224.8 billion from March 31, 2008. Problem asset ratio was 1.68%, almost unchanged from March 31, 2008.

3. Earnings Forecasts

Net income for the 1st quarter of FY2008 was approximately 30% of the earnings forecast for the six months ending September 30, 2008, due mainly to losses on bond related transactions and increased credit cost. However, SMFG does not revise the earnings forecast for the six months and the full year of FY2008 because it expects income for the 2nd quarter to increase compared with the 1st quarter.

4. Other

(1) Change in Material Subsidiaries

The details of changes in specific subsidiaries in the three months are as follows:

Name	Address	Capital	Business	Percentage of Voting Rights
SMFG Preferred Capital USD 2 Limited	George Town, Grand Cayman, Cayman Islands	$1,800,000,000.01	Other business (Finance)	100%
SMBC Preferred Capital USD 2 Limited	George Town, Grand Cayman, Cayman Islands	$1,811,000 thousand	Other business (Finance)	100% (100%)

(*) The figure in parenthesis indicates a voting right held indirectly via subsidiary.

(2) Simplified Accounting Methods and Particular Accounting Methods for Preparing Quarterly Consolidated Financial Statements

(a) Depreciation

Depreciation cost on tangible fixed assets which are depreciated using the straight-line method has been calculated by proportionally allocating the estimated annual cost to the 1st quarter.

(b) Tax Effect Accounting

On the premise that transfer to and from the reserve for losses on overseas investments will be conducted through appropriation of retained earnings at this fiscal year-end of consolidated domestic subsidiaries, current and deferred income taxes are recorded in the amount corresponding to the 1st quarter.

(3) Changes of Accounting Procedures and Presentation

(a) Accounting Standard for Quarterly Financial Statements

SMFG has applied "Accounting Standard for Quarterly Financial Statements" (ASBJ Statement No. 12) and "Implementation Guidance for Accounting Standard for Quarterly Financial Statements" (ASBJ Guidance No. 14) from this fiscal year, and prepared its quarterly financial statements in accordance with the Quarterly Consolidated Financial Statements Regulations. Assets / liabilities and income / loss have been presented based on the Enforcement

Ordinance of the Banking Law.

(b) Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements

"Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements" (ASBJ Practical Issues Task Force No. 18, issued on May 17, 2007) became effective from the fiscal year beginning on and after April 1, 2008. Accordingly, SMFG has applied it from this fiscal year. This accounting method has decreased retained earnings at the beginning of this fiscal year by ¥3,132 million, and has no material impact on the 1st quarter of FY2008.

(c) Accounting Standard for Lease Transactions

Non-transfer ownership finance leases had been accounted for using the same method as for operating leases. However, Accounting Standard for Lease Transactions (ASBJ Statement No. 13, issued on March 30, 2007) and Implementation Guidance for Accounting Standard for Lease Transactions (ASBJ Guidance No. 16, issued on March 30, 2007) became effective from the fiscal year beginning on and after April 1, 2008. Accordingly, SMFG has applied them from this fiscal year. Furthermore, the lease assets of lessees were depreciated using the straight-line method with "lease term = expected lifetime" and "salvage value = zero". This accounting change had no material impact on profit or loss for the 1st quarter of FY2008.

As for non-transfer ownership finance lease transactions which commenced before April 1, 2008, their treatment was as follows.

(i) Lessee side

Taking future minimum lease payment, excluding interest portion, at March 31, 2008 as acquisition cost, the amounts are recorded as tangible fixed assets or intangible fixed assets, assuming they had been acquired at the beginning of the fiscal year.

(ii) Lessor side

Fair book value (excluding depreciation) of lease assets at March 31, 2008 was recorded as the beginning balance of "Lease receivables and investment assets."

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(Millions of yen)

	June 30, 2008	March 31, 2008 (condensed)
Assets:		
Cash and due from banks	5,166,022	5,017,325
Call loans and bills bought	765,797	595,802
Receivables under resale agreements	355,955	357,075
Receivables under securities borrowing transactions	550,213	1,940,170
Monetary claims bought	1,152,452	1,153,070
Trading assets	4,326,524	4,123,611
Money held in trust	7,909	7,329
Securities	25,375,415	23,517,501
Loans and bills discounted	64,180,788	62,144,874
Foreign exchanges	1,198,160	893,567
Lease receivables and investment assets	1,987,103	–
Other assets	3,936,363	4,951,587
Tangible fixed assets	969,297	820,411
Intangible fixed assets	342,010	332,525
Lease assets	–	1,425,097
Deferred tax assets	991,379	985,528
Customers' liabilities for acceptances and guarantees	5,081,110	4,585,141
Allowance for loan losses	(913,335)	(894,702)
Total assets	115,473,167	111,955,918
Liabilities:		
Deposits	76,094,111	72,690,624
Negotiable certificates of deposit	2,769,298	3,078,149
Call money and bills sold	3,460,887	2,638,142
Payables under repurchase agreements	925,280	1,832,467
Payables under securities lending transactions	5,781,476	5,732,042
Trading liabilities	2,465,331	2,671,316
Borrowed money	4,259,182	4,279,034
Foreign exchanges	340,035	301,123
Short-term bonds payable	808,000	769,100
Bonds payable	3,950,874	3,969,308
Borrowed money from trust account	91,157	80,796
Other liabilities	4,018,992	3,916,427
Provision for bonuses	8,769	29,267
Provision for directors' bonuses	–	1,171
Provision for retirement benefits	37,015	38,701
Provision for directors' retirement benefits	7,017	7,998
Provision for reimbursement of deposits	9,123	10,417
Reserves under the special laws	431	1,118
Deferred tax liabilities	32,342	52,046
Deferred tax liabilities for land revaluation	47,236	47,446
Acceptances and guarantees	5,081,110	4,585,141
Total liabilities	110,187,676	106,731,842
Net assets:		
Capital stock	1,420,877	1,420,877
Capital surplus	57,813	57,826
Retained earnings	1,736,008	1,740,610
Treasury stock	(124,122)	(123,989)
Shareholders' equity	3,090,576	3,095,324
Valuation difference on available-for-sale securities	668,888	550,648
Deferred gains or losses on hedges	(106,465)	(75,233)
Revaluation reserve for land	35,078	34,910
Foreign currency translation adjustment	(78,947)	(27,323)
Valuation and translation adjustments	518,553	483,002
Subscription rights to shares	51	43
Minority interests	1,676,309	1,645,705
Total net assets	5,285,491	5,224,076
Total liabilities and net assets	115,473,167	111,955,918

(2) Consolidated Statement of Income

	(Millions of yen) Three months ended June 30, 2008
Ordinary income	951,902
Interest income	547,299
Interest on loans and discounts	398,074
Interest and dividends on securities	81,564
Trust fees	565
Fees and commissions	165,259
Trading income	6,744
Other ordinary income	223,099
Other income	8,933
Ordinary expenses	878,267
Interest expenses	217,154
Interest on deposits	99,988
Fees and commissions payments	30,591
Trading expenses	91,921
Other ordinary expenses	131,324
General and administrative expenses	275,185
Other expenses	132,090
Ordinary profit	73,635
Extraordinary income	1,902
Extraordinary loss	974
Income before income taxes	74,563
Income taxes-current	23,229
Income taxes-deferred	(27,732)
Minority interests in income	20,970
Net income	58,096

SMFG has applied "Accounting Standard for Quarterly Financial Statements" (ASBJ Statement No. 12) and "Implementation Guidance for Accounting Standard for Quarterly Financial Statements" (ASBJ Guidance No. 14) from this fiscal year, and prepared its quarterly financial statements in accordance with the Quarterly Consolidated Financial Statements Regulations.

(3) Note on the Assumption as a Going Concern

Not applicable.

(4) Segment Information

Three months ended June 30, 2008 (Millions of yen)

	Banking business	Leasing business	Other business	Total	Elimination	Consolidated
Ordinary income						
(1) External customers	751,388	90,231	110,282	951,902	–	951,902
(2) Intersegment	15,050	667	81,045	96,763	(96,763)	–
Total	766,439	90,898	191,327	1,048,665	(96,763)	951,902
Ordinary profit	43,238	11,529	43,683	98,451	(24,816)	73,635

(Notes)

1. The business segmentation is classified based on SMFG's internal administrative purpose.
   Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.
2. "Other business" includes securities, credit card business, investment banking, loans, venture capital, system development and information processing.

(5) Material Change in Shareholders' Equity

Not applicable.

(1) Consolidated Statement of Income

	(Millions of yen) Three months ended June 30, 2007
Ordinary income	1,026,226
Interest income	530,245
Interest on loans and discounts	379,331
Interest and dividends on securities	80,817
Trust fees	761
Fees and commissions	166,852
Trading income	7,136
Other ordinary income	304,870
Other income	16,359
Ordinary expenses	831,213
Interest expenses	235,796
Interest on deposits	140,470
Fees and commissions payments	25,464
Trading expenses	53,133
Other ordinary expenses	214,211
General and administrative expenses	239,989
Other expenses	62,617
Ordinary profit	195,012
Extraordinary income	678
Extraordinary loss	1,488
Income before income taxes	194,202
Income taxes-current	22,124
Income taxes-deferred	32,636
Minority interests in income	19,755
Net income	119,687

(Note) Amounts less than one million yen have been omitted.

(2) Segment Information

Business segment information

	(Millions of yen) Three months ended June 30, 2007
Ordinary profit	
Banking business	146,605
Leasing business	9,368
Other business	48,764
Subtotal	204,739
Elimination and unallocated corporate assets	(9,726)
Consolidated	195,012

(Notes)

1. Amounts less than one million yen have been omitted.
2. "Other" includes securities, credit card, investment banking, loans, venture capital, system development and data processing business.

[Appendix]

Principal Changes in Account Names due to Application of XBRL Format

Revised Account Names	Previous Account Names
(1) Consolidated Balance Sheets	(1) Consolidated Balance Sheets
Monetary claims bought	Commercial paper and other debt purchased
Allowance for loan losses	Reserve for possible loan losses
Short-term bonds payable	Short-term bonds
Bonds payable	Bonds
Borrowed money from trust account	Due to trust account
Provision for bonuses	Reserve for employee bonuses
Provision for directors' bonuses	Reserve for executive bonuses
Provision for retirement benefits	Reserve for employee retirement benefits
Provision for directors' retirement benefits	Reserve for executive retirement benefits
Provision for reimbursement of deposits	Reserve for reimbursement of deposits
Reserves under the special laws	Reserve under special laws
Shareholders' equity	Total stockholders' equity
Valuation difference on available-for-sale securities	Net unrealized gains on other securities
Deferred gains or losses on hedges	Net deferred losses on hedges
Revaluation reserve for land	Land revaluation excess
Foreign currency translation adjustment	Foreign currency translation adjustments
Valuation and translation adjustments	Total valuation and translation adjustments
Subscription rights to shares	Stock acquisition rights
(2) Consolidated Statements of Income	(2) Consolidated Statements of Income
Trading income	Trading profits
Other ordinary income	Other operating income
Fees and commissions payments	Fees and commissions
Trading expenses	Trading losses
Other ordinary expenses	Other operating expenses
Extraordinary income	Extraordinary gains
Extraordinary loss	Extraordinary losses
Income before income taxes	Income before income taxes and minority interests
Minority interests in income	Minority interests in net income

Section
AUG 18 2008
Washington, DC
103

File No. 82-4395
Exhibit A1(b)

平成21年3月期「第1四半期決算短信」補足資料

【目　次】

ページ

1. 損益状況【連結】　【連結】 ・・・・・ 1
2. 損益状況【三井住友銀行単体】　【単体】 ・・・・・ 2
3. 国内預貸金利鞘　【単体】 ・・・・・ 3
4. 金融再生法開示債権　【連結】【単体】 ・・・・・ 3
5. 有価証券の評価損益　【連結】【単体】 ・・・・・ 4
6. デリバティブ取引の概要(繰延ヘッジ会計適用分)　【単体】 ・・・・・ 5
7. 預金、貸出金の残高　【単体】 ・・・・・ 5
8. ROE　【連結】 ・・・・・ 5
9. 証券化商品等への投融資等の状況　【連結】 ・・・・・ 6

(注)1. 【連結】は、三井住友フィナンシャルグループの連結の計数を表示しております。
2. 【単体】は、三井住友銀行単体の計数を表示しております。
3. 自己資本比率(平成20年6月末実績)につきましては算出次第公表いたします。

1. 損益状況【連結】

(金額単位 百万円)

		20年度第1四半期	19年度第1四半期比	19年度第1四半期	19年度(参考)
連結粗利益	1	471,977	△ 9,283	481,260	2,116,248
資金利益	2	330,145	35,697	294,448	1,210,383
信託報酬	3	565	△ 196	761	3,752
役務取引等利益	4	134,668	△ 6,719	141,387	611,993
特定取引利益	5	△ 85,176	△ 39,180	△ 45,996	469,571
その他業務利益	6	91,774	1,115	90,659	△ 179,453
営業経費	7	△ 275,185	△ 35,196	△ 239,989	△ 978,896
不良債権処理額	8	△ 114,276	△ 60,088	△ 54,188	△ 249,922
貸出金償却	9	△ 32,581	△ 22,261	△ 10,320	△ 141,750
個別貸倒引当金繰入額	10	△ 76,257	△ 32,308	△ 43,949	△ 172,570
一般貸倒引当金繰入額	11	△ 1,116	△ 1,814	698	99,350
その他	12	△ 4,321	△ 3,705	△ 616	△ 34,952
株式等損益	13	△ 5,026	△ 11,112	6,086	△ 7,063
持分法による投資損益	14	1,475	△ 3,757	5,232	△ 41,760
その他	15	△ 5,329	△ 1,941	△ 3,388	△ 7,444
経常利益	16	73,635	△ 121,377	195,012	831,160
特別損益	17	928	1,738	△ 810	97,795
うち減損損失	18	△ 729	124	△ 853	△ 5,161
うち償却債権取立益	19	331	188	143	1,355
うち持分変動利益	20	—	—	—	103,133
税金等調整前四半期(当期)純利益	21	74,563	△ 119,639	194,202	928,955
法人税、住民税及び事業税	22	△ 23,229	△ 1,105	△ 22,124	△ 103,900
法人税等調整額	23	27,732	60,368	△ 32,636	△ 282,538
少数株主利益	24	△ 20,970	△ 1,215	△ 19,755	△ 80,980
四半期(当期)純利益	25	58,096	△ 61,591	119,687	461,536

(注)1. 記載金額は百万円未満を切り捨てて表示しております。また、金額が損失又は減益には△を付しております。
2. 連結粗利益=(資金運用収益−資金調達費用)+信託報酬+(役務取引等収益−役務取引等費用)
+(特定取引収益−特定取引費用)+(その他業務収益−その他業務費用)

与信関係費用(8+19)	26	△ 113,944	△ 59,900	△ 54,044	△ 248,566

〔ご参考〕

(金額単位 億円)

連結業務純益	27	1,561	△ 667	2,228	10,229

(注)連結業務純益=三井住友銀行業務純益(一般貸倒引当金繰入前)+他の連結会社の経常利益(臨時要因調整後)
+持分法適用会社経常利益×持分割合−内部取引(配当等)

(連結対象会社数)

(単位 社)

		20年6月末	20年3月末比	20年3月末	19年6月末(参考)
連結子会社数	28	275	7	268	179
持分法適用会社数	29	77	3	74	63

2. 損益状況 【三井住友銀行単体】

（金額単位 百万円）

		20年度第1四半期	19年度第1四半期比	19年度第1四半期	19年度（参考）
業務粗利益	1	308,293	△ 20,711	329,004	1,484,783
（除く国債等債券損益）	2	（338,563）	（5,902）	（332,661）	（1,514,841）
資金利益	3	251,848	17,265	234,583	970,818
信託報酬	4	555	△ 203	758	3,710
役務取引等利益	5	64,986	△ 7,441	72,427	332,362
特定取引利益	6	△ 92,903	△ 39,076	△ 53,827	440,985
その他業務利益	7	83,806	8,744	75,062	△ 263,093
（うち国債等債券損益）	8	（△ 30,270）	（△ 26,613）	（△ 3,657）	（△ 30,058）
経費（除く臨時処理分）	9	△ 179,774	△ 13,943	△ 165,831	△ 665,091
人件費	10	△ 63,447	△ 5,994	△ 57,453	△ 211,681
物件費	11	△ 107,259	△ 8,548	△ 98,711	△ 413,317
税金	12	△ 9,067	599	△ 9,666	△ 40,092
業務純益（一般貸倒引当金繰入前）	13	128,519	△ 34,653	163,172	819,691
（除く国債等債券損益）	14	（158,789）	（△ 8,040）	（166,829）	（849,750）
一般貸倒引当金繰入額	15	7,594	3,892	3,702	−
業務純益	16	136,113	△ 30,762	166,875	819,691
臨時損益	17	△ 94,313	△ 36,755	△ 57,558	△ 308,952
不良債権処理額	18	△ 91,392	△ 48,585	△ 42,807	△ 155,011
株式等損益	19	△ 617	△ 4,082	3,465	△ 141,002
株式等売却益	20	3,100	△ 2,337	5,437	26,718
株式等売却損	21	△ 159	△ 133	△ 26	△ 2,311
株式等償却	22	△ 3,557	△ 1,611	△ 1,946	△ 165,409
その他臨時損益	23	△ 2,303	15,913	△ 18,216	△ 12,937
経常利益	24	41,799	△ 67,518	109,317	510,739
特別損益	25	154	907	△ 753	△ 3,284
うち固定資産処分損益	26	722	630	92	△ 5,849
うち減損損失	27	△ 568	282	△ 850	△ 4,700
うち貸倒引当金戻入益	28	−	−	−	7,238
うち償却債権取立益	29	0	△ 3	3	7
税引前四半期（当期）純利益	30	41,954	△ 66,609	108,563	507,454
法人税、住民税及び事業税	31	△ 1,300	963	△ 2,263	△ 16,031
法人税等調整額	32	15,500	47,950	△ 32,450	△ 285,680
四半期（当期）純利益	33	56,154	△ 17,695	73,849	205,742

		20年度第1四半期	19年度第1四半期比	19年度第1四半期	19年度（参考）
与信関係費用（15＋18＋28＋29）	34	△ 83,797	△ 44,697	△ 39,100	△ 147,765
一般貸倒引当金繰入額	35	7,594	3,892	3,702	96,900
貸出金償却	36	△ 31,345	△ 19,855	△ 11,490	△ 121,801
個別貸倒引当金繰入額	37	△ 56,106	△ 25,375	△ 30,731	△ 91,603
貸出債権売却損等	38	△ 3,940	△ 3,377	△ 563	△ 33,209
特定海外債権引当勘定繰入額	39	−	22	△ 22	1,941
償却債権取立益	40	0	△ 3	3	7

（注） 記載金額は百万円未満を切り捨てて表示しております。また、金額が損失又は減益には△を付しております。

3. 国内預貸金利鞘【三井住友銀行単体】

（単位 %）

	20年度 第1四半期	19年度 第1四半期比	19年度 第1四半期	19年度 (参考)
貸出金利回（A）	2.02	+ 0.06	1.96	2.04
預金等利回（B）	0.25	+ 0.03	0.22	0.23
預貸金利鞘（A）－（B）	1.77	+ 0.03	1.74	1.81

4. 金融再生法開示債権

【連結】

（金額単位 億円）

		20年6月末	20年3月末比	20年3月末	19年6月末 (参考)
破産更生債権及びこれらに準ずる債権	1	2,259	193	2,066	1,873
危険債権	2	5,867	795	5,072	4,297
要管理債権	3	4,122	△ 66	4,188	4,921
合計(A)	4	12,248	922	11,326	11,091
正常債権	5	718,034	28,014	690,020	657,249
総計(B)	6	730,282	28,936	701,346	668,340
不良債権比率(A／B)	7	1.68%	0.07%	1.61%	1.66%
直接減額実施額		5,766	580	5,186	4,868

【三井住友銀行単体】

（金額単位 億円）

		20年6月末	20年3月末比	20年3月末	19年6月末 (参考)
破産更生債権及びこれらに準ずる債権	8	1,270	92	1,178	1,078
危険債権	9	4,774	754	4,020	3,390
要管理債権	10	2,752	△ 89	2,841	3,350
合計(A)	11	8,796	757	8,039	7,818
正常債権	12	665,382	26,100	639,282	612,758
総計(B)	13	674,178	26,857	647,321	620,576
不良債権比率(A／B)	14	1.30%	0.06%	1.24%	1.26%
直接減額実施額		3,862	524	3,338	2,957

(注)金融再生法開示債権には、貸出金の他、支払承諾見返、仮払金その他の与信性資産が含まれております。

5. 有価証券の評価損益

【連結】

（金額単位　億円）

		20年6月末					20年3月末			
		連結貸借対照表価額	評価損益	20年3月末比	評価益	評価損	連結貸借対照表価額	評価損益	評価益	評価損
満期保有目的	1	13,696	△　22	△　190	39	△　61	11,225	168	184	△　16
その他有価証券	2	239,478	9,059	1,605	13,127	△4,068	223,558	7,454	10,425	△2,971
株式	3	36,192	12,549	3,187	12,990	△　441	32,681	9,362	9,994	△　632
債券	4	142,015	△2,133	△　804	14	△2,147	125,583	△1,329	186	△1,515
その他	5	61,271	△1,357	△　778	123	△1,480	65,294	△　579	245	△　824
その他の金銭の信託	6	64	△　1	△　1	―	△　1	58	△　0	―	△　0
合　計	7	253,238	9,036	1,414	13,166	△4,130	234,841	7,622	10,609	△2,987
株式	8	36,192	12,549	3,187	12,990	△　441	32,681	9,362	9,994	△　632
債券	9	155,444	△2,153	△　994	53	△2,206	136,600	△1,159	370	△1,529
その他	10	61,602	△1,360	△　779	123	△1,483	65,560	△　581	245	△　826

(注) 1. 「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権等も含めております。
2. 評価損益は、株式については主に期末日前1カ月の平均時価に、それ以外は期末日の時価に基づいて計上しております。
3. その他有価証券及びその他の金銭の信託については、時価評価しておりますので、評価損益は連結貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。

【三井住友銀行単体】

（金額単位　億円）

		20年6月末					20年3月末			
		貸借対照表価額	評価損益	20年3月末比	評価益	評価損	貸借対照表価額	評価損益	評価益	評価損
満期保有目的	11	13,321	△　16	△　187	39	△　55	10,922	171	184	△　13
子会社・関連会社株式	12	13,858	127	116	232	△　105	13,620	11	149	△　138
その他有価証券	13	222,000	9,286	1,729	13,130	△3,844	206,970	7,557	10,307	△2,750
株式	14	35,546	12,635	3,272	13,017	△　382	31,902	9,363	9,926	△　563
債券	15	130,688	△2,051	△　756	2	△2,053	115,445	△1,295	156	△1,451
その他	16	55,766	△1,298	△　787	111	△1,409	59,623	△　511	225	△　736
その他の金銭の信託	17	64	△　1	△　1	―	△　1	58	△　0	―	△　0
合　計	18	249,243	9,396	1,657	13,401	△4,005	231,570	7,739	10,640	△2,901
株式	19	40,373	12,762	3,388	13,249	△　487	36,681	9,374	10,075	△　701
債券	20	144,009	△2,067	△　943	41	△2,108	126,367	△1,124	340	△1,464
その他	21	64,861	△1,299	△　788	111	△1,410	68,522	△　511	225	△　736

(注) 1. 「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権等も含めております。
2. 評価損益は、子会社・関連会社株式に該当しない株式については期末日前1カ月の平均時価に、それ以外は期末日の時価に基づいて計上しております。
3. その他有価証券及びその他の金銭の信託については、時価評価しておりますので、評価損益は貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。

6. デリバティブ取引の概要（繰延ヘッジ会計適用分）【三井住友銀行単体】

（金額単位　億円）

	20年6月末				（参考）20年3月末			
	資産	負債	ネット資産	ネット繰延利益	資産	負債	ネット資産	ネット繰延利益
金利スワップ	259	992	△ 733	△1,766	179	624	△ 445	△1,312
通貨スワップ	69	462	△ 393	△ 8	263	13	250	4
その他	45	50	△ 5	290	31	8	23	656
合　計	373	1,504	△1,131	△1,484	473	645	△ 172	△ 652

（注）1. デリバティブ取引については、時価をもって貸借対照表価額としております。
2. ヘッジ会計の方法として、金融商品会計実務指針に基づく繰延ヘッジ又は時価ヘッジのほか、日本公認会計士協会業種別監査委員会報告第24号及び第25号に基づく銀行業固有の繰延ヘッジを適用しております。
3. ネット繰延利益については、税効果会計適用前の金額を記載しております。

〔補足〕金利スワップ（繰延ヘッジ会計適用分）の残存期間別想定元本は以下のとおりであります。

（金額単位　億円）

	20年6月末				（参考）20年3月末			
	1年以内	1年超5年以内	5年超	合　計	1年以内	1年超5年以内	5年超	合　計
受取固定・支払変動	58,591	115,905	30,384	204,880	60,901	103,503	32,897	197,301
受取変動・支払固定	9,907	93,546	45,949	149,402	9,383	56,686	44,406	110,475
受取変動・支払変動	—	505	—	505	2	505	—	507
金利ｽﾜｯﾌﾟ想定元本合計	68,498	209,956	76,333	354,787	70,286	160,694	77,303	308,283

7. 預金、貸出金の残高【三井住友銀行単体】

（金額単位　億円）

	20年6月末	20年3月末比	20年3月末	19年6月末（参考）
国内預金	645,648	387	645,261	634,109
うち個人預金	346,334	6,455	339,879	341,421

（注）本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

	20年6月末	20年3月末比	20年3月末	19年6月末（参考）
貸出金	592,039	22,461	569,578	539,430
国内店分（除く特別国際金融取引勘定）	496,387	7,611	488,776	473,930
海外店分及び特別国際金融取引勘定分	95,652	14,850	80,802	65,500

8. ROE【連結】

（単位　%）

	20年度第1四半期	19年度第1四半期比	19年度第1四半期	19年度（参考）
当期純利益ベース（希薄化後）	6.5	△ 5.6	12.1	12.3

（注）ROE（希薄化後）＝ 四半期（当期）純利益×365日÷91（365）日 ／ ｛（期首純資産の部－期首新株予約権－期首少数株主持分）＋（期末純資産の部－期末新株予約権－期末少数株主持分）｝÷2 × 100

3. 証券化商品等への投融資等の状況

・管理会計ベース
・引当金には正常先に対する一般貸倒引当金を含めていない

1. 証券化商品等の状況

①平成20年6月末において当社グループが保有する証券化商品等の残高は、サブプライム関連は30億円(償却・引当控除後)。
サブプライム関連以外が約4,500億円(償却・引当控除後)で、大宗は米国政府支援機関保証債等。
②平成20年度第1四半期における損失処理額は、サブプライム関連で▲42億円(償却・引当)、サブプライム関連以外で
▲43億円(償却・引当▲19億円、売却損▲24億円)。

(1)サブプライム関連

【連結】 (単位:億円)

	20年6月末						20年3月末			裏付資産の格付け等
	残高(償却・引当控除後)	20年3月末比	うち海外	20年3月末比	含み損益(償却後)	20年3月末比	残高(償却・引当控除後)	うち海外	含み損益(償却後)	
証券化商品	26	△ 23	26	△ 23	△ 4	△ 4	49	49	−	投機的格付
ウェアハウジングローン等	4	△ 2	4	△ 2	−	−	6	6	−	
サブプライム関連 合計	30	△ 25	30	△ 25	△ 4	△ 4	55	55	−	

(注)1.ウェアハウジングローンは、証券化目的の特別目的会社に対し、同社が保有する証券化商品を担保に行う融資業務。
2.格付けは、原則としてスタンダード&プアーズ社とムーディーズ社のいずれか低い方の格付けを、スタンダード&プアーズ社の表記方法で表示している。

(2)除くサブプライム関連

【連結】 (単位:億円)

	20年6月末						20年3月末			裏付資産の格付け等
	残高(償却・引当控除後)	20年3月末比	うち海外	20年3月末比	含み損益(償却後)	20年3月末比	残高(償却・引当控除後)	うち海外	含み損益(償却後)	
住宅ローン債権を裏付資産とする証券化商品(RMBS)	4,180	1,982	4,180	1,982	△ 90	△ 74	2,198	2,198	△ 16	
米国政府支援機関保証債等	4,180	1,982	4,180	1,982	△ 90	△ 74	2,198	2,198	△ 16	AAA
クレジットカード債権を裏付資産とする証券化商品(Cards)	133	8	133	8	△ 3	3	125	125	△ 6	A~BBB
事業法人向けローン債権を裏付資産とする証券化商品(CLO)	114	△ 125	114	△ 125	△ 8	22	239	239	△ 30	
シニア部分	102	△ 118	102	△ 118	△ 8	16	220	220	△ 24	AAA
エクイティ部分	12	△ 7	12	△ 7	−	6	19	19	△ 6	格付けなし
商業用不動産を裏付資産とする証券化商品(CMBS)	60	−	−	−	△ 1	△ 1	60	−	0	BBB
証券化商品	4,487	1,865	4,427	1,865	△ 102	△ 50	2,622	2,562	△ 52	
ウェアハウジングローン等	62	3	62	3	−	−	59	59	−	
除くサブプライム関連 合計	4,549	1,868	4,489	1,868	△ 102	△ 50	2,681	2,621	△ 52	

(注)1.米国政府支援機関保証債等とは、ジニーメイ、ファニーメイ、フレディマックが発行している住宅ローン債権を裏付資産とする債券である。
これ以外に米国政府支援機関(ファニーメイ、フレディマック、フェデラルホームローンバンク)が発行する債券(裏付資産なし)128億円を保有。
2.シニア部分は、トランチング(優先劣後構造を設けること)の上位部分。
3.格付けは、原則としてスタンダード&プアーズ社とムーディーズ社のいずれか低い方の格付けを、スタンダード&プアーズ社の表記方法で表示している。
4.ABCPの保有残高はない。
5.三井住友銀行が貸出債権の流動化において保有する劣後受益権(次頁の参考計数をご参照)は含めていない。

(参考)三井住友銀行が貸出債権の流動化において保有する劣後受益権

流動化の対象となっている債権の大宗は優良な住宅ローン債権。
保有する劣後受益権に対しては適切に自己査定を実施し、必要な償却・引当を行っている。

(単位:億円)

	20年6月末					20年3月末			
	残高	20年3月末比	うち海外	うちサブプライム関連	貸倒引当金	残高	うち海外	うちサブプライム関連	貸倒引当金
住宅ローン債権	2,433	△ 22	-	-	-	2,455	-	-	-
事業法人向け貸付債権	72	△ 7	-	-	18	79	-	-	15
合計	2,505	△ 29	-	-	18	2,534	-	-	15

(注)三井住友銀行以外の連結子会社における保有はない。

2. モノライン保険会社との取引の状況

モノライン保険会社との取引については、原債権・参照債権から生じる損失をモノライン保険会社が保証するものであり、損益影響はあくまで原債権・参照債権の信用状態や価格状況をベースとした上で、モノライン保険会社の信用状態により発生する。

(1)モノライン保険会社を取引相手とするクレジットデリバティブ取引(CDS)

当社グループはクレジットデリバティブ(※)の仲介取引において、モノライン保険会社との間で カバー取引を行っており、平成20年6月末におけるモノライン保険会社に対する引当控除後の実質的な残存エクスポージャー(※※)は約300億円で、全て高格付け先宛のもの。
また、当該クレジットデリバティブの参照債権は投資適格ランクで、サブプライムローン関連のものは含まれていない。
平成20年度第1四半期における損失処理額は▲15億円。

(※)信用リスクのヘッジを目的とするデリバティブ
(※※)参照債権の評価損見合いとして、取引清算時にモノライン保険会社宛に請求可能な時価評価額(与信額)

【連結】 (単位:億円)

	20年6月末			20年3月末		20年6月末		20年3月末
	与信額	20年3月末比	貸倒引当金	与信額	貸倒引当金	参照債権残高	20年3月末比	参照債権残高
モノライン保険会社を取引相手とするCDSのエクスポージャー	327	16	22	311	19	5,940	349	5,591

(注)1.上記計数は、前期に損失処理済のエクスポージャーを控除している。
2.取引相手であるモノライン保険会社(損失処理済分を除く)は全てA格付以上(スタンダード&プアーズ社、ムーディーズ社)。

(2)モノライン保険会社保証付の投融資等

原債権は投資適格ランクのプロジェクトファイナンス、地方債等で、サブプライムローン関連のものは含まれていない。これらの投融資等に対しては適切に自己査定を実施。

【連結】 (単位:億円)

	20年6月末			20年3月末	
	残高	20年3月末比	貸倒引当金	残高	貸倒引当金
モノライン保険会社保証付の投融資等	235	△ 182	—	417	—

(参考)上記の他、モノライン保険会社をグループの一部に持つ保険会社への融資枠等が約170億円(実行済額:13億円)あるが、当該保険会社の信用状態に問題となる状況は発生していない。

3. レバレッジド・ローンの状況

(1)当社グループの平成20年6月末時点における企業・事業買収に関するファイナンスの残高は、貸出金が約8,400億円、コミットメントライン未引出額が約2,100億円。

(2)上記貸出金、コミットメントラインの取組みにあたっては対象企業のキャッシュフローの安定性を見極める他、特に海外案件においては、小口分散を基本とする等、リスク低減を図っている。
また、与信管理にあたっては、個別案件毎にモニタリングを実施し、必要に応じて適切に償却・引当等を行っており、国内・海外ともに良質なポートフォリオを維持している。

【連結】 (単位:億円)

	20年6月末					20年3月末		
	貸出金	20年3月末比	コミットメントライン未引出額	20年3月末比	貸倒引当金	貸出金	コミットメントライン未引出額	貸倒引当金
欧州向け	3,308	54	954	844	-	3,254	110	-
日本向け	2,170	△ 153	83	△ 96	146	2,323	179	137
米州向け	1,874	△ 80	945	133	15	1,954	812	13
アジア向け	1,038	142	91	11	9	896	80	5
合計	8,390	△ 37	2,073	892	170	8,427	1,181	155

(注)1.上記貸出金残高のうち売却予定額は約200億円であるが、仮に売却した場合の現時点での売却損見込は1割弱の水準。なお、今第1四半期における売却元本は約600億円、売却損益は約▲40億円。

2.「1.証券化商品等の状況」の裏付資産に含まれるレバレッジドローンは、上記に含めていない。

4. ABCPスポンサー業務の状況

(1)当社グループは、顧客の資金調達のため、当該顧客の売掛債権等を原資産としたABCPの発行に関するスポンサー業務を行っている。
具体的には、ABCPプログラムのスポンサーとして、顧客の資金調達を目的に設立された特別目的会社が行う債権買取や資金調達、ABCPの発行及び投資家宛販売等の業務を管理するとともに、当該特別目的会社に対する流動性補完や信用補完も行っている。

(2)平成20年6月末における当該プログラムに係る原資産残高は約9,300億円。その大部分が事業法人向けの債権で占める優良なポートフォリオで、サブプライムローン関連の資産は含まれていない。
また、当該プログラムに係る流動性補完・信用補完については、適切に自己査定を行っており、必要に応じて適切に償却・引当を行っている。

(単位:億円)

原資産別内訳	20年6月末					20年3月末			プログラムの内容	
	原資産残高	20年3月末比	うち海外	20年3月末比	引当金	原資産残高	うち海外	引当金	流動性補完	信用補完
事業法人向け債権	6,917	△ 1,369	2,879	956	1	8,286	1,923	1	あり	あり
	651	△ 3	-	-	-	654	-	-	なし	なし
金融機関向け債権	532	131	532	131	-	401	401	-	あり	あり
消費者向け債権	1,156	905	1,156	905	-	251	251	-	あり	あり
その他	25	4	25	4	-	21	21	-	あり	あり
合計	9,281	△ 332	4,592	1,996	1	9,613	2,596	1		

(注)上記海外分のプログラムに係る信用補完は、原資産残高等の10%を上限としている。
一方、国内分のプログラムに係る信用補完は、原資産残高等の100%を上限としている。

(参考)上記の他、他社がスポンサーとなるABCPプログラムに対し、当社グループが流動性補完を行っているものがあり、当該プログラムに係る流動性補完枠は約1,200億円。

5. その他

当社グループは、いわゆるSIV(Structured Investment Vehicle)の発行する有価証券を保有していない。

Section

AUG 1 ? 2008

Washington, DC
103

First Quarter Financial Results
for the Three Months
ended June 30, 2008
- Supplementary Information -

<Table of Contents>

1. Operating Results [SMFG]	<Consolidated>		… 1
2. Operating Results [SMBC]		<Non-consolidated>	… 2
3. Interest Spread (Domestic)		<Non-consolidated>	… 3
4. Problem Assets Based on the Financial Reconstruction Law	<Consolidated>	<Non-consolidated>	… 3
5. Net Unrealized Gains on Securities	<Consolidated>	<Non-consolidated>	… 4
6. Overview of Derivative Transactions (on Deferred Hedge Accounting Basis)		<Non-consolidated>	… 5
7. Deposits and Loans		<Non-consolidated>	… 5
8. Return on Equity	<Consolidated>		… 5

<Consolidated> … SMFG's consolidated figures
<Non-consolidated> … SMBC's non-consolidated figures

Capital ratio as of June 30, 2008 will be announced when it is fixed.

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Banking Corporation

1. Operating Results <Consolidated>

(Millions of yen)

		Three months ended June 30, 2008 (A)	Change (A) - (B)	Three months ended June 30, 2007 (B)	<Reference> Year ended Mar.31, 2008
Consolidated gross profit	1	471,977	(9,283)	481,260	2,116,248
Net interest income	2	330,145	35,697	294,448	1,210,383
Trust fees	3	565	(196)	761	3,752
Net fees and commissions	4	134,668	(6,719)	141,387	611,993
Net trading income	5	(85,176)	(39,180)	(45,996)	469,571
Net other ordinary income	6	91,774	1,115	90,659	(179,453)
General and administrative expenses	7	(275,185)	(35,196)	(239,989)	(978,896)
Total credit costs	8	(114,276)	(60,088)	(54,188)	(249,922)
Written-off of loans	9	(32,581)	(22,261)	(10,320)	(141,750)
Provision of allowance for general loan losses	10	(76,257)	(32,308)	(43,949)	(172,570)
Provision of allowance for specific loan losses	11	(1,116)	(1,814)	698	99,350
Other credit cost	12	(4,321)	(3,705)	(616)	(34,952)
Gains (losses) on stocks	13	(5,026)	(11,112)	6,086	(7,063)
Equity in earnings (losses) of affiliates	14	1,475	(3,757)	5,232	(41,760)
Other income (expenses)	15	(5,329)	(1,941)	(3,388)	(7,444)
Ordinary profit	16	73,635	(121,377)	195,012	831,160
Extraordinary income (loss)	17	928	1,738	(810)	97,795
Impairment loss	18	(729)	124	(853)	(5,161)
Recoveries of written-off claims	19	331	188	143	1,355
Gain on change in equity	20	—	—	—	103,133
Income before income taxes	21	74,563	(119,639)	194,202	928,955
Income taxes-current	22	(23,229)	(1,105)	(22,124)	(103,900)
Income taxes-deferred	23	27,732	60,368	(32,636)	(282,538)
Minority interests in income	24	(20,970)	(1,215)	(19,755)	(80,980)
Net income	25	58,096	(61,591)	119,687	461,536

(Notes)

1. Amounts less than one million yen have been omitted. Figures in parenthesis indicate the amount of loss or decrease.
2. Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments) + (Trading income - Trading expenses) + (Other ordinary income - Other ordinary expenses)

Total credit cost (8)+(19)	26	(113,944)	(59,900)	(54,044)	(248,566)

<Reference>

(Billions of yen)

Consolidated net business profit	27	156.1	(66.7)	222.8	1,022.9

(Note) Consolidated net business profit = (SMBC Non-consolidated banking profit (before provision for general reserve for possible loan losses)) + (Other consolidated subsidiaries' ordinary profit (excluding non-recurring items) + (Affiliates' ordinary profit) X (Ownership ratio) - (Internal transaction (dividends, etc.))

(Number of consolidated subsidiaries and equity method affiliates)

		June 30, 2008	Change	Mar. 31, 2008	<Reference> June 30, 2007
Consolidated subsidiaries	28	275	7	268	179
Equity method affiliates	29	77	3	74	63

2. Operating Results <SMBC, Nonconsolidated>

(Millions of yen)

		Three months ended June 30, 2008 (A)	Change (A) - (B)	Three months ended June 30, 2007 (B)	<Reference> Year ended Mar.31, 2008
Gross banking profit	*1*	308,293	(20,711)	329,004	1,484,783
Excluding gains (losses) on bonds	*2*	*338,563*	*5,902*	*332,661*	*1,514,841*
Net interest income	*3*	251,848	17,265	234,583	970,818
Trust fees	*4*	555	(203)	758	3,710
Net fees and commissions	*5*	64,986	(7,441)	72,427	332,362
Net trading income	*6*	(92,903)	(39,076)	(53,827)	440,985
Net other ordinary income	*7*	83,806	8,744	75,062	(263,093)
Gains (losses) on bonds	*8*	*(30,270)*	*(26,613)*	*(3,657)*	*(30,058)*
Expenses (excluding non-recurring losses)	*9*	(179,774)	(13,943)	(165,831)	(665,091)
Personnel expenses	*10*	(63,447)	(5,994)	(57,453)	(211,681)
Non-personnel expenses	*11*	(107,259)	(8,548)	(98,711)	(413,317)
Taxes	*12*	(9,067)	599	(9,666)	(40,092)
Banking profit (before provision for general reserve for possible loan losses)	*13*	128,519	(34,653)	163,172	819,691
Excluding gains (losses) on bonds	*14*	*158,789*	*(8,040)*	*166,829*	*849,750*
Provision of allowance for general loan losses	*15*	7,594	3,892	3,702	—
Banking profit	*16*	136,113	(30,762)	166,875	819,691
Non-recurring gains (losses)	*17*	(94,313)	(36,755)	(57,558)	(308,952)
Credit related costs	*18*	(91,392)	(48,585)	(42,807)	(155,011)
Gain (loss) on stocks	*19*	(617)	(4,082)	3,465	(141,002)
Gain on sales of stocks and other securities	*20*	3,100	(2,337)	5,437	26,718
Losses on sales of stocks and other securities	*21*	(159)	(133)	(26)	(2,311)
Losses on devaluation of stocks and other securities	*22*	(3,557)	(1,611)	(1,946)	(165,409)
Other non-recurring gains (losses)	*23*	(2,303)	15,913	(18,216)	(12,937)
Ordinary profit	*24*	41,799	(67,518)	109,317	510,739
Extraordinary income (loss)	*25*	154	907	(753)	(3,284)
Gain (loss) on disposal of noncurrent assets	*26*	722	630	92	(5,849)
Impairment loss	*27*	(568)	282	(850)	(4,700)
Reversal of allowance for loan losses	*28*	—	—	—	7,238
Recoveries of written-off claims	*29*	0	(3)	3	7
Income before income taxes	*30*	41,954	(66,609)	108,563	507,454
Income taxes-current	*31*	(1,300)	963	(2,263)	(16,031)
Income taxes-deferred	*32*	15,500	47,950	(32,450)	(285,680)
Net income	*33*	56,154	(17,695)	73,849	205,742

Total credit cost (15)+(18)+(28)	*34*	(83,797)	(44,697)	(39,100)	(147,765)
Provision of general allowance for loan losses	*35*	7,594	3,892	3,702	96,900
Written-off of loans	*36*	(31,345)	(19,855)	(11,490)	(121,801)
Provision of specific allowance for loan losses	*37*	(56,106)	(25,375)	(30,731)	(91,603)
Losses on sales of delinquent loans	*38*	(3,940)	(3,377)	(563)	(33,209)
Provision of allowance for loans losses in specific countries	*39*	—	22	(22)	1,941
Recoveries of written-off claims	*40*	0	(3)	3	7

(Note) Amounts less than one million yen have been omitted. Figures in parenthesis indicate the amount of loss or decrease.

3. Interest Spread (Domestic) <SMBC Non-consolidated>

(%)

	Three months ended June 30, 2008 (A)	Change (A) - (B)	Three months ended June 30, 2007 (B)	<Reference> Year ended Mar.31, 2008
Interest earned on loans and bills discounted (A)	2.02	+ 0.06	1.96	2.04
Interest paid on deposits, etc. (B)	0.25	+ 0.03	0.22	0.23
Interest spread (A) - (B)	1.77	+ 0.03	1.74	1.81

4. Problem Assets Based on the Financial Reconstruction Law

(Billions of yen)

<Consolidated>

		June 30, 2008	Change from Mar.31, 2008	March 31, 2008	<Reference> June 30, 2007
Bankrupt and quasi-bankrupt assets	1	225.9	19.3	206.6	187.3
Doubtful assets	2	586.7	79.5	507.2	429.7
Substandard loans	3	412.2	(6.6)	418.8	492.1
Total (A)	4	1,224.8	92.2	1,132.6	1,109.1
Normal assets	5	71,803.4	2,801.4	69,002.0	65,724.9
Total (B)	6	73,028.2	2,893.6	70,134.6	66,834.0
Problem asset ratio (A/B)	7	1.68%	0.07%	1.61%	1.66%
Amount of direct reduction		576.6	58.0	518.6	486.8

(Billions of yen)

<SMBC Non-consolidated>

		June 30, 2008	Change from Mar.31, 2008	March 31, 2008	<Reference> June 30, 2007
Bankrupt and quasi-bankrupt assets	8	127.0	9.2	117.8	107.8
Doubtful assets	9	477.4	75.4	402.0	339.0
Substandard loans	10	275.2	(8.9)	284.1	335.0
Total (A)	11	879.6	75.7	803.9	781.8
Normal assets	12	66,538.2	2,610.0	63,928.2	61,275.8
Total (B)	13	67,417.8	2,685.7	64,732.1	62,057.6
Problem asset ratio (A/B)	14	1.30%	0.06%	1.24%	1.26%
Amount of direct reduction		386.2	52.4	333.8	295.7

(Note)

Problem Assets Based on the Financial Reconstruction Law include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

3. Net Unrealized Gains on Securities

<Consolidated>

<Reference> (Billions of yen)

		June 30, 2008					March 31, 2008			
		Balance sheet amount	Net unrealized gains (losses)	Change from Mar.2008	Gain	Loss	Balance sheet amount	Net unrealized gains (losses)	Gain	Loss
Held-to-maturity securities	1	1,369.6	(2.2)	(19.0)	3.9	(6.1)	1,122.5	16.8	18.4	(1.6)
Available-for-sale securities	2	23,947.8	905.9	160.5	1,312.7	(406.8)	22,355.8	745.4	1,042.5	(297.1)
Stocks	3	3,619.2	1,254.9	318.7	1,299.0	(44.1)	3,268.1	936.2	999.4	(63.2)
Bonds	4	14,201.5	(213.3)	(80.4)	1.4	(214.7)	12,558.3	(132.9)	18.6	(151.5)
Others	5	6,127.1	(135.7)	(77.8)	12.3	(148.0)	6,529.4	(57.9)	24.5	(82.4)
Other money held in trust	6	6.4	(0.1)	(0.1)	–	(0.1)	5.8	(0.0)	–	(0.0)
Total	7	25,323.8	903.6	141.4	1,316.6	(413.0)	23,484.1	762.2	1,060.9	(298.7)
Stocks	8	3,619.2	1,254.9	318.7	1,299.0	(44.1)	3,268.1	936.2	999.4	(63.2)
Bonds	9	15,544.4	(215.3)	(99.4)	5.3	(220.6)	13,660.0	(115.9)	37.0	(152.9)
Others	10	6,160.2	(136.0)	(77.9)	12.3	(148.3)	6,556.0	(58.1)	24.5	(82.6)

(Notes)

1. The figures above include valuation difference on negotiable certificates of deposit bought in "Cash and due from banks" and beneficiary claims on loan trust in "Monetary claims bought."
2. Net unrealized gains (losses) on stocks are mainly calculated with the average market prices during the final month of the corresponding period. Rest of the securities is valued at the market prices as of the balance sheet date.
3. Available-for-sale securities and Other money held in trust are valued and recorded on the balance sheet at market prices. Valuation difference in the table above indicates the difference between the acquisition cost (or amortized costs) and the balance sheet amounts.

<SMBC Non-consolidated>

<Reference> (Billions of yen)

		June 30, 2008					March 31, 2008			
		Balance sheet amount	Net unrealized gains (losses)	Change from Mar.2008	Gain	Loss	Balance sheet amount	Net unrealized gains (losses)	Gain	Loss
Held-to-maturity securities	11	1,332.1	(1.6)	(18.7)	3.9	(5.5)	1,092.2	17.1	18.4	(1.3)
Stocks of subsidiaries and affiliates	12	1,385.8	12.7	11.6	23.2	(10.5)	1,362.0	1.1	14.9	(13.8)
Available-for-sale securities	13	22,200.0	928.6	172.9	1,313.0	(384.4)	20,697.0	755.7	1,030.7	(275.0)
Stocks	14	3,554.6	1,263.5	327.2	1,301.7	(38.2)	3,190.2	936.3	992.6	(56.3)
Bonds	15	13,068.8	(205.1)	(75.6)	0.2	(205.3)	11,544.5	(129.5)	15.6	(145.1)
Others	16	5,576.6	(129.8)	(78.7)	11.1	(140.9)	5,962.3	(51.1)	22.5	(73.6)
Other money held in trust	17	6.4	(0.1)	(0.1)	–	(0.1)	5.8	(0.0)	–	(0.0)
Total	18	24,924.3	939.6	165.7	1,340.1	(400.5)	23,157.0	773.9	1,064.0	(290.1)
Stocks	19	4,037.3	1,276.2	338.8	1,324.9	(48.7)	3,668.1	937.4	1,007.5	(70.1)
Bonds	20	14,400.9	(206.7)	(94.3)	4.1	(210.8)	12,636.7	(112.4)	34.0	(146.4)
Others	21	6,486.1	(129.9)	(78.8)	11.1	(141.0)	6,852.2	(51.1)	22.5	(73.6)

(Notes)

1. The figures above include valuation difference on negotiable certificates of deposit bought in "Cash and due from banks" and beneficiary claims on loan trust in "Monetary claims bought."
2. Net unrealized gains (losses) on stocks (excluding stocks of subsidiaries and affiliates) are calculated with the average market prices during the final month of the corresponding period. Rest of the securities is valued at the market prices as of the balance sheet date.
3. Available-for-sale securities and Other money held in trust are valued and recorded on the balance sheet at market prices. Valuation difference in the table above indicates the difference between the acquisition cost (or amortized costs) and the balance sheet amounts.

6. Overview of Derivative Transactions (on Deferred Hedge Accounting Basis)

<SMBC Non-consolidated>

<Reference> (Billions of yen)

	June 30, 2008				March 31, 2008			
	Assets	Liabilities	Net assets	Net deferred gain (loss)	Assets	Liabilities	Net assets	Net deferred gain (loss)
Interest rate swaps	25.9	99.2	(73.3)	(176.6)	17.9	62.4	(44.5)	(131.2)
Currency swaps	6.9	46.2	(39.3)	(0.8)	26.3	1.3	25.0	0.4
Others	4.5	5.0	(0.5)	29.0	3.1	0.8	2.3	65.6
Total	37.3	150.4	(113.1)	(148.4)	47.3	64.5	(17.2)	(65.2)

(Notes)

1. Derivative transactions are valuated at fair value in the balance sheet.
2. SMBC applies individual deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No.24 and No.25.
3. Net deferred gain (loss) shows the amounts before applying tax effect accounting.

(Appendix) Contract amount of interest rate swaps (on deferred hedge accounting basis), classified by maturity

<Reference> (Billions of yen)

	June 30, 2008				March 31, 2008			
	1 year or less	1-5 years	Over 5 years	Total	1 year or less	1-5 years	Over 5 years	Total
Receivable fixed rate /payable floating rate	5,859.1	11,590.5	3,038.4	20,488.0	6,090.1	10,350.3	3,289.7	19,730.1
Receivable floating rate /payable fixed rate	990.7	9,354.6	4,594.9	14,940.2	938.3	5,668.6	4,440.6	11,047.5
Receivable floating rate /payable floating rate	–	50.5	–	50.5	0.2	50.5	–	50.7
Total contract amount	6,849.8	20,995.6	7,633.3	35,478.7	7,028.6	16,069.4	7,730.3	30,828.3

7. Deposits and Loans

<SMBC Non-consolidated>

(Billions of yen)

	June 30, 2008	Change from Mar. 2008	March 31, 2008	<Reference> June 30, 2007
Domestic deposits	64,564.8	38.7	64,526.1	63,410.9
Individual	34,633.4	645.5	33,987.9	34,142.1

(Note) Calculation based on the numbers before elimination of temporary inter-office accounts, excluding "negotiable certificates of deposit" and offshore banking accounts.

	June 30, 2008	Change from Mar. 2008	March 31, 2008	<Reference> June 30, 2007
Loans and bills discounted	59,203.9	2,246.1	56,957.8	53,943.0
Domestic offices (excluding offshore banking account)	49,638.7	761.1	48,877.6	47,393.0
Overseas offices and offshore banking accounts	9,565.2	1,485.0	8,080.2	6,550.0

8. Return on Equity

<Consolidated>

	Three months ended June 30, 2008	Change	Three months ended June 30, 2007	<Reference> Year ended March 31, 2008
Fully-diluted ROE	6.5%	(5.6)%	12.1%	12.3%

(Note)

$$\text{Fully-diluted ROE} = \frac{\text{(Net income)} \times \text{(number of days in a year)} / \text{(number of days in the relevant period)}}{\{\text{(Net assets at beginning of period)-(Stock acquisition rights at beginning of period)-(Minority interests at beginning of period)}\} + \{\text{(Net assets at period-end - Stock acquisition rights at period-end - Minority interests at period-end)}\} / 2} \times 100$$

9. SMFG's exposure of securitized products

·Managerial accounting basis
·Reserves do not include general reserve for possible loan losses for normal borrowers.

1. Securitized products

(1) As of June 30, 2008, SMFG held 3 billion yen in sub-prime related securitized products after write-offs and provisions. Most parts of SMFG's exposure of securitized products other than sub-prime related products are those to Government Sponsored Enterprises ("GSE") etc. (Approx. 450 billion yen).

(2) The amount of loss on securitized products for the 1st quarter of FY2008 was 4.2 billion yen (provisions and write-offs) for sub-prime related products and 4.3 billion (1.9 billion yen of provisions and write-offs and 2.4 billion yen of losses on sales) for products other than sub-prime, respectively.

(1) Sub-prime related products

<Consolidated>

(Billions of yen)

	June 30, 2008						March 31, 2008			
	Balances (after provisions and write-offs)	Change from Mar. 2008	Overseas	Change from Mar. 2008	Net unrealized gains/losses (after write-offs)	Change from Mar. 2008	Balances (after provisions and write-offs)	Overseas	Net unrealized gains/losses (after write-offs)	Ratings of underlying assets, etc.
Investments to securitized products	2.6	(2.3)	2.6	(2.3)	(0.4)	(0.4)	4.9	4.9	-	Speculative ratings
Warehousing Loans etc.	0.4	(0.2)	0.4	(0.2)	-	-	0.6	0.6	-	
Total	3.0	(2.5)	3.0	(2.5)	(0.4)	(0.4)	5.5	5.5	-	

(*)1. Warehousing loans represent lendings to SPV established for the securitization with collateral of SPV's assets.
2. Credit ratings are in principle indicated by the lower of S&P ratings and Moody's Investors Services ("Moody's") ratings. Notation of credit ratings is followed by the notation system of S&P.

(2) Products other than sub-prime related

<Consolidated>

(Billions of yen)

	June 30, 2008						March 31, 2008			
	Balances (after provisions and write-offs)	Change from Mar. 2008	Overseas	Change from Mar. 2008	Net unrealized gains/losses (after write-offs)	Change from Mar. 2008	Balances (after provisions and write-offs)	Overseas	Net unrealized gains/losses (after write-offs)	Ratings of underlying assets, etc.
RMBS	418.0	198.2	418.0	198.2	(9.0)	(7.4)	219.8	219.8	(1.6)	
Guaranteed by GSE etc.	418.0	198.2	418.0	198.2	(9.0)	(7.4)	219.8	219.8	(1.6)	AAA
Cards	13.3	0.8	13.3	0.8	(0.3)	0.3	12.5	12.5	(0.6)	A~BBB
CLO	11.4	(12.5)	11.4	(12.5)	(0.8)	2.2	23.9	23.9	(3.0)	
Senior	10.2	(11.8)	10.2	(11.8)	(0.8)	1.6	22.0	22.0	(2.4)	AAA
Equity	1.2	(0.7)	1.2	(0.7)	-	0.6	1.9	1.9	(0.6)	No ratings
CMBS	6.0	-	-	-	(0.1)	(0.1)	6.0	-	0.0	BBB
Investments to securitized products	448.7	186.5	442.7	186.5	(10.2)	(5.0)	262.2	256.2	(5.2)	
Warehousing Loans etc.	6.2	0.3	6.2	0.3	-	-	5.9	5.9	-	
Total	454.9	186.8	448.9	186.8	(10.2)	(5.0)	268.1	262.1	(5.2)	

(*)1. GSE etc. includes GNMA, FNMA and FHLMC.
Besides RMBS, SMFG held bonds issued by GSEs (FNMA, FHLMC and Federal Home Loan Banks) of 12.8 billion yen.
2. "Senior" means the upper tranche under senior-subordinate structure.
3. Credit ratings are in principle indicated by the lower of S&P ratings and Moody's Investors Services ("Moody's") ratings. Notation of credit ratings is followed by the notation system of S&P.
4. SMFG does not have any ABCPs.
5. SMBC's exposure to subordinated beneficiaries owned through the securitization of SMBC's loan receivables (see next page for details) isn't included.

(Reference)
SMBC's exposure to subordinated beneficiaries owned through the securitization of SMBC's loan receivables

Most of the securitized assets are domestic residential mortgage loans with low default rate.
SMBC properly enforced self-assessment and adequately established provisions and write-offs for the subordinated beneficiaries.

(Billions of yen)

	June 30, 2008					March 31, 2008			
	Balances	Change from Mar.2008	Overseas	Subprime-related	Allowance for loan losses	Balances	Overseas	Subprime-related	Allowance for loan losses
Receivables of residential mortgage loans	243.3	(2.2)	-	-	-	245.5	-	-	-
Receivables of loans to corporations	7.2	(0.7)	-	-	1.8	7.9	-	-	1.5
Total	250.5	(2.9)	-	-	1.8	253.4	-	-	1.5

(*) No subsidiary other than SMBC has those subordinated beneficiaries mentioned above.

2. Transactions with monoline insurance companies

Monoline insurance companies guarantee payment when underlying or reference assets become unpaid. Our recognition of profit or loss on the transactions with monoline insurance companies is basically affected by the credit conditions and prices of underlying or reference assets, and is also affected by the credit conditions of monoline insurance companies.

(1) Credit derivatives ("Credit Default Swap, CDS") transactions with monoline insurance companies

Through cover transactions in CDS* brokerage with monoline insurance companies, SMFG holds, as of June 30, 2008, apporx. 30 billion yen of net exposure** after net of reserve. All of these exposure are to companies with high credit ratings.
Reference assets of these CDS transactions are investment grade equivalent, and do not include subprime related assets.
SMFG recorded loss on such transactions of 1.5 billion yen in the 1st quarter of FY2008.

(* Derivatives to hedge credit risks
** Mark-to-market value claimable to monoline insurance companies for net loss of reference assets on the settlement)

<Consolidated> (Billions of yen)

	June 30, 2008			March 31, 2008		June 30, 2008		March 31, 2008
	Net exposure	Change from Mar.2008	Allowance for loan losses	Net exposure	Allowance for loan losses	Amount of reference assets	Change from Mar.2008	Amount of reference assets
Exposure to CDS transactions with monoline insurance companies	32.7	1.6	2.2	31.1	1.9	594.0	34.9	559.1

(*)1. Excluding figures related to the portion to which SMFG already realized losses in the previous fiscal year.
2. The credit ratings of counterparty monoline insurance companies (excluding those to which SMFG realized losses) are equal to or above A rank (S&P, Moody's).

(2) Loans and investments guaranteed by monoline insurance companies etc.

Underlying assets are those of project finance and local government bonds with investment grade equivalent, no subprime-related assets. SMFG properly enforces self-assessment to these loans and investments.

<Consolidated> (Billions of yen)

	June 30, 2008			March 31, 2008	
	Exposure	Change from Mar.2008	Allowance for loan losses	Exposure	Allowance for loan losses
Loans and investments guaranteed or insured by monoline insurance companies	23.5	(18.2)	—	41.7	—

(Reference) In addition, SMFG had approx. 17 billion yen in commitment contracts (withdrew amount: 1.3 billion yen) to insurance companies with monoline insurance companies as group members.
There are no indications so far that the creditworthiness of these insurance companies are at issue.

3. Leveraged loans

(1) As of June 30, 2008, SMFG's balance of financing for mergers and acquisitions of whole or part of companies, was approx. 840 billion yen and undrawn commitments for them was approx. 210 billion yen.

(2) In providing loan and credit line for mergers and acquisitions, SMFG carefully scrutinizes stability of cash-flow of the borrowers, and, especially in overseas, diversifying its portfolio in order to reduce concentration risk.
At the same time, in credit risk management, SMFG monitors each of such transactions individually, making loss provisionsproperly, thereby maintaining quality of portfolio both in domestic and overseas.

<Consolidated> (Billions of yen)

	June 30, 2008					March 31, 2008		
	Loans	Change from Mar.2008	Undrawn commitments	Change from Mar.2008	Allowance for loan losses	Loans	Undrawn commitments	Allowance for loan losses
Europe	330.8	5.4	95.4	84.4	-	325.4	11.0	-
Japan	217.0	(15.3)	8.3	(9.6)	14.6	232.3	17.9	13.7
United States	187.4	(8.0)	94.5	13.3	1.5	195.4	81.2	1.3
Asia (excluding Japan)	103.8	14.2	9.1	1.1	0.9	89.6	8.0	0.5
Total	839.0	(3.7)	207.3	89.2	17.0	842.7	118.1	15.5

(*)1. Above figures include the amount to be sold of approx. 20 billion yen. Loss on sales is expected to be below 10% to its face value, currently. In the 1st quarter of FY2008, SMFG sold leveraged loans of approx. 60 billion yen, and loss on the sale amounted to approx. 4 billion yen.

2. Above figures do not include leveraged loans which are included in underlying assets of "1. securitized products" shown on page 6.

4. ABCP programs as Sponsor

(1) SMFG sponsors issuance of ABCP, whose reference assets are such as clients' receivables, in order to fulfill clients' financing needs.
Specifically, SMFG, as a sponsor, provides services to special purpose vehicles, which are set up for clients' financing needs, for purchase of claims, financing, issuance and sales of ABCP. SMFG also provides liquidity and credit supports for such special purpose vehicles.

(2) As of June 30, 2008, the total notional amount of reference assets of sponsored ABCP programs was approx. 930 billion yen.
Most of the reference assets are credible claims of corporate clients and do not include subprime loan related assets.
In addition, regarding the exposure of liquidity and credit supports, SMFG properly conducts self-assessment, and adequately establishes provisions and write-offs.

(Billions of yen)

Types of reference assets	June 30, 2008					March 31, 2008			Support for programs	
	Notional amount of reference assets	Change from Mar.2008	Overseas	Change from Mar.2008	Allowance	Notional amount of reference assets	Overseas	Loss provisions	Liquidity support	Allowance
Claims on corporations	691.7	(136.9)	287.9	95.6	0.1	828.6	192.3	0.1	yes	yes
	65.1	(0.3)	-	-	-	65.4	-	-	no	no
Claims on financial institutions	53.2	13.1	53.2	13.1	-	40.1	40.1	-	yes	yes
Retail loan claims	115.6	90.5	115.6	90.5	-	25.1	25.1	-	yes	yes
Other claims	2.5	0.4	2.5	0.4	-	2.1	2.1	-	yes	yes
Total	928.1	(33.2)	459.2	199.6	0.1	961.3	259.6	0.1		

(Note) The maximum amount of credit supports provided for overseas ABCP program is limited to 10% of the balance of reference assets.
On the other hand, the maximum amount of credit supports provided for domestic ABCP programs are limited to the balance of 100% of reference assets.

(Reference) In addition, SMFG provides liquidity and credit supports for ABCP programs which are sponsored by other banks.
Total notional amount of reference assets of such programs are approx. 120 billion yen.

5. Others

SMFG has no securities issued by Structured Investment Vehicles.

SEC Mail
Mail Processing
Section

AUG 18 2008

Washington, DC
106

【表紙】

【提出書類】	有価証券報告書の訂正報告書
【根拠条文】	金融商品取引法第24条の２第１項
【提出先】	関東財務局長
【提出日】	平成20年６月30日
【事業年度】	第５期（自 平成18年４月１日 至 平成19年３月31日）
【会社名】	株式会社三井住友フィナンシャルグループ
【英訳名】	Sumitomo Mitsui Financial Group, Inc.
【代表者の役職氏名】	取締役社長 北 山 禎 介
【本店の所在の場所】	東京都千代田区有楽町一丁目１番２号
【電話番号】	東京(03)5512-3411（大代表）
【事務連絡者氏名】	財務部副部長 山 崎 武
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社大阪証券取引所 （大阪市中央区北浜一丁目８番16号） 株式会社名古屋証券取引所 （名古屋市中区栄三丁目８番20号）

1 【有価証券報告書の訂正報告書の提出理由】

平成19年6月29日に提出いたしました第5期（自 平成18年4月1日 至 平成19年3月31日）有価証券報告書の記載事項の一部に訂正すべき事項がありましたので、これを訂正するため、有価証券報告書の訂正報告書を提出するものであります。

2 【訂正事項】

第一部 企業情報

第4 提出会社の状況

6 コーポレート・ガバナンスの状況

3 【訂正箇所】

訂正箇所は＿を付して表示しております。

（訂正前）

(8) 取締役の選解任の決議要件

当社は、取締役の選任決議は、株主総会において議決権を行使することができる株主の議決権の3分の1以上を有する株主が出席し、その議決権の過半数をもって行う旨定款に定めております。

(9) 省略

(10) 省略

(11) 記載なし

（訂正後）

(8) 取締役の選解任の決議要件

当社は、取締役の選任決議は、株主総会において議決権を行使することができる株主の議決権の3分の1以上を有する株主が出席し、その議決権の過半数をもって行う旨及び当該選任決議は累積投票によらない旨定款に定めております。

(9) 省略

(10) 省略

(11) 中間配当の決定機関

当社は、機動的に株主への利益還元を行うため、取締役会決議により、中間配当を行うことができる旨定款に定めております。

【表紙】

【提出書類】	有価証券報告書の訂正報告書
【根拠条文】	金融商品取引法第24条の２第１項
【提出先】	関東財務局長
【提出日】	平成20年６月30日
【事業年度】	第４期（自 平成18年４月１日 至 平成19年３月31日）
【会社名】	株式会社三井住友銀行
【英訳名】	Sumitomo Mitsui Banking Corporation
【代表者の役職氏名】	頭取　奥 正 之
【本店の所在の場所】	東京都千代田区有楽町一丁目１番２号
【電話番号】	東京(03)3501-1111(大代表)
【事務連絡者氏名】	財務企画部副部長　山 崎　武
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	金融商品取引法の規定による備置場所はありません。

1 【有価証券報告書の訂正報告書の提出理由】

平成19年6月29日に提出いたしました第4期（自 平成18年4月1日 至 平成19年3月31日）有価証券報告書の記載事項の一部に訂正すべき事項がありましたので、これを訂正するため、有価証券報告書の訂正報告書を提出するものであります。

2 【訂正事項】

第一部

第4 提出会社の状況

6 コーポレート・ガバナンスの状況

3 【訂正箇所】

訂正箇所は＿を付して表示しております。

（訂正前）

(8) 取締役の選解任の決議要件

当行は、取締役の選任決議は、株主総会において議決権を行使することができる株主の議決権の3分の1以上を有する株主が出席し、その議決権の過半数をもって行う旨定款に定めております。

(9) 省略

(10) 記載なし

（訂正後）

(8) 取締役の選解任の決議要件

当行は、取締役の選任決議は、株主総会において議決権を行使することができる株主の議決権の3分の1以上を有する株主が出席し、その議決権の過半数をもって行う旨及び当該選任決議は累積投票によらない旨定款に定めております。

(9) 省略

(10) 中間配当の決定機関

当行は、機動的に株主への利益還元を行うため、取締役会決議により、中間配当を行うことができる旨定款に定めております。

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成20年７月22日
【会社名】	株式会社三井住友フィナンシャルグループ
【英訳名】	Sumitomo Mitsui Financial Group, Inc.
【代表者の役職氏名】	取締役社長　北 山 禎 介
【本店の所在の場所】	東京都千代田区有楽町一丁目１番２号
【電話番号】	(03)5512-3411 (大代表)
【事務連絡者氏名】	財務部副部長　山 崎　武
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社大阪証券取引所 （大阪市中央区北浜一丁目８番16号） 株式会社名古屋証券取引所 （名古屋市中区栄三丁目８番20号）

1 【提出理由】

当社の特定子会社に異動がありましたので、金融商品取引法第24条の５第４項並びに企業内容等の開示に関する内閣府令第19条第１項及び第２項第３号の規定に基づき本報告書を提出するものであります。

2 【報告内容】

特定子会社の異動

名称	SMFG Preferred Capital USD 3 Limited	SMBC Preferred Capital USD 3 Limited
住所	ケイマン諸島・KY1-1104・グランドケイマン・アグランドハウス 私書箱309 PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	ケイマン諸島・KY1-1104・グランドケイマン・アグランドハウス 私書箱309 PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands
代表者の氏名	車谷 暢昭	三上 剛
資本金の額	1,350百万米ドル１セント	1,358百万米ドル
事業の内容	優先出資証券の発行等	優先出資証券の発行等
異動前における当社の所有に係る当該特定子会社の議決権の数	１個	１個 (１個)
異動前における当社の所有に係る当該特定子会社の議決権の総数に対する割合	100%	100% (100%)
異動後における当社の所有に係る当該特定子会社の議決権の数	１個	800百万個 (800百万個)
異動後における当社の所有に係る当該特定子会社の議決権の総数に対する割合	100%	100% (100%)
異動の理由	当社がSMFG Preferred Capital USD 3 Limitedを設立し、その普通株式を全て取得するとともに、同社を通じて優先出資証券を発行したこと	当社の子会社である三井住友銀行が、SMBC Preferred Capital USD 3 Limitedを設立し、その普通株式を全て取得するとともに、同社を通じて優先出資証券を発行したこと
異動の年月日	平成20年７月18日	平成20年７月18日

(注) 「異動後における当社の所有に係る当該特定子会社の議決権の数」及び「異動後における当社の所有に係る当該特定子会社の議決権の総数に対する割合」欄の（ ）内は子会社による間接所有の数及び割合（内書き）であります。

以 上

File No. 82-4395
Exhibit A5(b)

【表紙】

【提出書類】 臨時報告書

【提出先】 関東財務局長

【提出日】 平成20年７月22日

【会社名】 株式会社三井住友銀行

【英訳名】 Sumitomo Mitsui Banking Corporation

【代表者の役職氏名】 頭取　奥 正 之

【本店の所在の場所】 東京都千代田区有楽町一丁目１番２号

【電話番号】 (03)3501-1111(大代表)

【事務連絡者氏名】 財務企画部副部長　山 崎　武

【最寄りの連絡場所】 同上

【電話番号】 同上

【事務連絡者氏名】 同上

【縦覧に供する場所】 金融商品取引法の規定による備置場所はありません。

1 【提出理由】

当行の特定子会社に異動がありましたので、金融商品取引法第24条の５第４項並びに企業内容等の開示に関する内閣府令第19条第１項及び第２項第３号の規定に基づき、本報告書を提出するものであります。

2 【報告内容】

特定子会社の異動

名称	SMBC Preferred Capital USD 3 Limited
住所	ケイマン諸島・KY1-1104・グランドケイマン・アグランドハウス私書箱309 PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands
代表者の氏名	三上 剛
資本金の額	1,358百万米ドル
事業の内容	優先出資証券の発行等
異動前における当行の所有に係る当該特定子会社の議決権の数	1 個
異動前における当行の所有に係る当該特定子会社の総株主等の議決権に対する割合	100 %
異動後における当行の所有に係る当該特定子会社の議決権の数	800百万個
異動後における当行の所有に係る当該特定子会社の総株主等の議決権に対する割合	100%
異動の理由	当行がSMBC Preferred Capital USD 3 Limitedを設立し、その普通株式を全て取得するとともに、同社を通じて優先出資証券を発行したこと
異動の年月日	平成20年７月18日

以 上

Washington, DC
103

証券コード 8316
平成20年6月10日

株主の皆さまへ

東京都千代田区有楽町一丁目1番2号
株式会社　三井住友フィナンシャルグループ
取締役社長　北　山　禎　介

定時株主総会招集ご通知

拝啓　ますますご清栄のこととお喜び申し上げます。
さて、来る6月27日(金曜日)午前10時より東京都千代田区丸の内一丁目3番2号株式会社三井住友銀行大手町本部ビルにおいて、下記事項を目的事項として、第6期定時株主総会を開催いたしますから、ご出席くださいますようお願い申し上げます。
なお、当日ご出席願えない場合は、郵送またはインターネット等により議決権を行使することができますので、お手数ながら後記の株主総会参考書類をご検討願い、次頁の記載に従って、議決権をご行使くださいますようお願い申し上げます。

敬　具

株主総会の目的事項

報告事項
1. 平成19年4月1日より平成20年3月31日に至る第6期事業報告の内容、連結計算書類の内容並びに連結計算書類に係る会計監査人及び監査役会の監査結果報告の件
2. 平成19年4月1日より平成20年3月31日に至る第6期計算書類の内容報告の件

決議事項
- **第1号議案**　剰余金の処分の件
- **第2号議案**　定款等一部変更の件
- **第3号議案**　取締役5名選任の件
- **第4号議案**　監査役2名選任の件
- **第5号議案**　役員賞与支給の件
- **第6号議案**　取締役及び監査役の報酬等の額改定の件
- **第7号議案**　退任取締役及び退任監査役に対し退職慰労金贈呈の件

定時株主総会の招集の通知に際して株主の皆さまに対し提供すべき事業報告、連結計算書類、計算書類並びに会計監査人及び監査役会の監査報告書謄本は、別添の「第6期報告書」に記載のとおりであります。

なお、第2号議案につきましては、普通株式に係る種類株主総会を兼ねております。

以　上

(お願い)　当日ご出席の際は、お手数ながら同封の出席票を議決権行使書用紙と切り離さずに会場受付へご提出願います。

(お知らせ)　株主総会参考書類並びに事業報告、連結計算書類及び計算書類に修正すべき事項が生じた場合は、修正後の事項を、インターネット上の当社ウェブサイト(http://www.smfg.co.jp) に掲載いたします。

【郵送またはインターネットによる議決権行使について】

1. 郵送による議決権行使

同封の議決権行使書用紙に賛否をご表示いただき、平成20年6月26日（木曜日）午後5時10分までに当社株主名簿管理人に到着するようにご返送ください。

なお、同封の記載面保護シールをご利用ください。

2. インターネットによる議決権行使

(1) パーソナルコンピュータまたは携帯電話から議決権行使サイト（http://www.webdk.net）にアクセスし、同封の議決権行使書・出席票用紙に記載の議決権行使コード及びパスワードをご入力のうえ、画面の案内に従って、平成20年6月26日（木曜日）午後5時10分までに賛否をご登録ください。

なお、携帯電話を用いて議決権を行使される場合、セキュリティ確保のため利用可能機種が制限されております。詳細につきましては、下記のお問合せ先にご照会ください。

(2) インターネットによる議決権行使が複数回なされた場合は、最後のものを有効な議決権行使といたします。

(3) 郵送による議決権行使とインターネットによる議決権行使が重複してなされた場合は、インターネットによるものを有効な議決権行使といたします。

(4) 議決権行使サイトをご利用いただく際のプロバイダへのダイヤルアップ接続料金及び通信事業者への通信料金等は、株主の皆さまのご負担となります。

〈インターネットによる議決権行使についてのお問合せ先〉
住友信託銀行株式会社　証券代行部
0120－186－417（フリーダイヤル）

【「機関投資家向け議決権電子行使プラットフォーム」の利用について】

機関投資家の皆さまにつきましては、株式会社ＩＣＪに事前に申し込まれた場合には、同社が運営する「機関投資家向け議決権電子行使プラットフォーム」をご利用いただくことができます。

株主総会参考書類

議案及び参考事項

第１号議案　剰余金の処分の件

今後の経済金融環境等を踏まえ、引き続き当社グループ全体の内部留保の充実にも意を用いてまいりますが、株主の皆さまへの利益還元の観点から、当事業年度の業績等を総合的に勘案いたしまして、当事業年度末の剰余金の配当につきましては、次のとおりといたしたいと存じます。

なお、その他の剰余金の処分はございません。

(1) 配当財産の種類

金銭

(2) 配当財産の割当てに関する事項及びその総額

普通株式	1株につき　7,000円	総額53,655,961,520円
第四種優先株式	1株につき 67,500円	総額 3,381,750,000円
第六種優先株式	1株につき 44,250円	総額 3,097,544,250円

普通株式につきましては、1株につき5,000円の中間配当金をお支払いいたしておりますので、当事業年度を通じての配当金は1株につき12,000円となり、これは前事業年度にくらべ1株につき5,000円の増配であります。

第四種優先株式及び第六種優先株式につきましては、それぞれ所定の金額であります。

(3) 剰余金の配当が効力を生ずる日

平成20年6月27日

第2号議案　定款等一部変更の件

平成21年1月に予定されている「株式等の取引に係る決済の合理化を図るための社債等の振替に関する法律等の一部を改正する法律」(平成16年6月9日法律第88号。以下決済合理化法という）の施行による株式への振替制度の適用（以下株券電子化という）に伴い、この制度の取扱対象外とされている端株の整理を行うため、普通株式につき株式の分割を行うとともに単元株制度を採用するべく、定款を後記現行定款・変更案対照表のとおり変更しようとするものであります。

変更の理由は、次のとおりであります。

1. 普通株式の分割の割合を勘案して、当社の発行可能株式総数等を増加させるため、現行定款第6条を変更しようとするものであります。
2. 普通株式の分割と同時に単元株制度を採用し、普通株式の単元株式数を100株とするため、第9条を新設しようとするものであります。
3. 単元株制度の採用に伴い、単元未満株式についての権利を定めるため、第10条及び第11条を新設しようとするものであります。
4. 単元株制度の採用に伴い、端株等に関する定めを削除するため、現行定款第9条を削除し、現行定款第11条、第12条、第42条及び第43条を変更しようとするものであります。
5. 株券電子化に伴い、実質株主に関する定めを削除するため、現行定款第10条を変更しようとするものであります。
6. 普通株式の分割に伴い、優先株式の一斉取得において交付する普通株式の数の算出方法を調整するため、現行定款第20条を変更しようとするものであります。
7. 変更後の第12条を除く各条の効力発生日を決済合理化法の施行日の前日とするため、附則第1条を新設しようとするものであります。
8. 変更後の第12条の効力発生日を決済合理化法の施行日とするため、附則第2条を新設しようとするものであります。
9. その他全般にわたり、関係条文を整備するなど、所要の変更を行おうとするものであります。

また、上記定款変更に伴い、第四種優先株式発行要項についても、後記現行発行要項・変更案対照表のとおり変更いたします。

なお、平成20年5月16日開催の当社取締役会において、本議案のご承認を条件に、決済合理化法の施行日の前々日を株式の分割に係る基準日、同法の施行日の前日を株式の分割が効力を生ずる日として普通株式1株を100株に分割するとともに、普通株式につき単元株式数を100株とする単元株制度を採用することを決議いたしております。

(1) 現行定款・変更案対照表

（下線は変更部分）

現　行　定　款	変　　更　　案
(発行可能株式総数等) 第6条　当会社の発行可能株式総数は、15,684,101株とする。 ②当会社の発行可能種類株式総数は、普通株式が15,000,000株、第四種優先株式が50,100株、第五種優先株式が167,000株、第六種優先株式が70,001株、第七種優先株式が167,000株、第八種優先株式が115,000株、第九種優先株式が115,000株とする。	(発行可能株式総数等) 第6条　当会社の発行可能株式総数は、1,500,684,101株とする。 ②当会社の発行可能種類株式総数は、普通株式が1,500,000,000株、第四種優先株式が50,100株、第五種優先株式が167,000株、第六種優先株式が70,001株、第七種優先株式が167,000株、第八種優先株式が115,000株、第九種優先株式が115,000株とする。
(端株の買増し) 第9条　端株主は、株式取扱規程に定めるところにより、その端株と併せて1株となるべき端株を売り渡すべき旨を請求することができる。	(削　除)
(新　設)	(単元株式数) 第9条　当会社の単元株式数は、普通株式につき100株とする。
(新　設)	(単元未満株式についての権利) 第10条　当会社の株主は、その有する単元未満株式について、次に掲げる権利以外の権利を行使することができない。 1　会社法第189条第2項各号に掲げる権利 2　会社法第166条第1項の規定による請求をする権利 3　株主の有する株式数に応じて募集株式の割当て及び募集新株予約権の割当てを受ける権利 4　次条に定める請求をする権利

現　行　定　款	変　更　案
（新　設）	（単元未満株式の買増し） 第11条　当会社の株主は、株式取扱規程に定めるところにより、その有する単元未満株式の数と併せて単元株式数となる数の株式を売り渡すことを請求することができる。
（基準日） 第10条　当会社は、毎年３月31日における最終の株主名簿（実質株主名簿を含む。以下同じ）に記載または記録された議決権を行使することができる株主（実質株主を含む。以下同じ）を、その事業年度に関する定時株主総会において権利を行使することができる者と定める。 ②前項のほか、必要があるときは、あらかじめ公告して、基準日を定めることができる。	（基準日） 第12条　当会社は、毎年３月31日における最終の株主名簿に記載または記録された議決権を行使することができる株主を、その事業年度に関する定時株主総会において権利を行使することができる者と定める。 ②前項のほか、必要があるときは、あらかじめ公告して、基準日を定めることができる。
（株主名簿管理人等） 第11条　当会社は、株主名簿管理人及び端株原簿名義書換代理人を置く。 ②株主名簿管理人及び端株原簿名義書換代理人並びにそれらの事務取扱場所は、取締役会の決議によって定め、これを公告する。 ③当会社の株主名簿、新株予約権原簿及び株券喪失登録簿の作成及び備置きその他株主名簿、新株予約権原簿及び株券喪失登録簿に関する事務は、株主名簿管理人に委託し、当会社においてはこれを取り扱わない。 ④当会社の端株原簿の作成及び備置き、端株の買取り及び買増しその他端株に関する事務は、端株原簿名義書換代理人に取り扱わせ、当会社においてはこれを取り扱わない。	（株主名簿管理人） 第13条　当会社は、株主名簿管理人を置く。 ②株主名簿管理人及びその事務取扱場所は、取締役会の決議によって定め、これを公告する。 ③当会社の株主名簿、新株予約権原簿及び株券喪失登録簿の作成及び備置きその他株主名簿、新株予約権原簿及び株券喪失登録簿に関する事務は、株主名簿管理人に委託し、当会社においてはこれを取り扱わない。 （削　除）

現　行　定　款	変　更　案
(株式取扱規程) 第12条　当会社の発行する株券の種類並びに株主名簿及び端株原簿の記載または記録、端株の買取り及び買増しその他株式及び端株に関する取扱い及びその手数料については、取締役会で定める株式取扱規程による。	**(株式取扱規程)** 第14条　当会社の株主名簿の記載または記録その他株式に関する取扱い及びその手数料については、取締役会で定める株式取扱規程による。
(優先配当金) 第13条　当会社は、第42条に定める剰余金の配当を行うときは、優先株式を有する株主（以下優先株主という）または優先株式の登録株式質権者（以下優先登録株式質権者という）に対し、普通株式を有する株主（以下普通株主という）または普通株式の登録株式質権者（以下普通登録株式質権者という）に先立ち、それぞれ次に定める額の金銭による剰余金の配当（かかる配当により支払われる金銭を、以下優先配当金という）を行う。ただし、当該事業年度において第14条に定める優先中間配当金を支払ったときは、当該優先中間配当金の額を控除した額を支払うものとする。 第四種優先株式　1株につき200,000円を上限として発行に際して取締役会の決議によって定める額 第五種優先株式　1株につき200,000円を上限として発行に際して取締役会の決議によって定める額 第六種優先株式　1株につき300,000円を上限として発行に際して取締役会の決議によって定める額	**(優先配当金)** 第15条　当会社は、第44条に定める剰余金の配当を行うときは、優先株式を有する株主（以下優先株主という）または優先株式の登録株式質権者（以下優先登録株式質権者という）に対し、普通株式を有する株主（以下普通株主という）または普通株式の登録株式質権者（以下普通登録株式質権者という）に先立ち、それぞれ次に定める額の金銭による剰余金の配当（かかる配当により支払われる金銭を、以下優先配当金という）を行う。ただし、当該事業年度において第16条に定める優先中間配当金を支払ったときは、当該優先中間配当金の額を控除した額を支払うものとする。 第四種優先株式　1株につき200,000円を上限として発行に際して取締役会の決議によって定める額 第五種優先株式　1株につき200,000円を上限として発行に際して取締役会の決議によって定める額 第六種優先株式　1株につき300,000円を上限として発行に際して取締役会の決議によって定める額

現　行　定　款	変　更　案
第七種優先株式　1株につき200,000円を上限として発行に際して取締役会の決議によって定める額 第八種優先株式　1株につき300,000円を上限として発行に際して取締役会の決議によって定める額 第九種優先株式　1株につき300,000円を上限として発行に際して取締役会の決議によって定める額 ②ある事業年度において、優先株主または優先登録株式質権者に対して行う金銭による剰余金の配当の額が優先配当金の額に満たないときは、その不足額は、翌事業年度以降に累積しない。 ③優先株主または優先登録株式質権者に対しては、優先配当金の額を超えて配当は行わない。	第七種優先株式　1株につき200,000円を上限として発行に際して取締役会の決議によって定める額 第八種優先株式　1株につき300,000円を上限として発行に際して取締役会の決議によって定める額 第九種優先株式　1株につき300,000円を上限として発行に際して取締役会の決議によって定める額 ②ある事業年度において、優先株主または優先登録株式質権者に対して行う金銭による剰余金の配当の額が優先配当金の額に満たないときは、その不足額は、翌事業年度以降に累積しない。 ③優先株主または優先登録株式質権者に対しては、優先配当金の額を超えて配当は行わない。
(優先中間配当金) 第14条　当会社は、第43条に定める中間配当を行うときは、優先株主または優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、優先株式1株につき優先配当金の額の2分の1を上限として発行に際して取締役会の決議によって定める額の中間配当金（本定款において優先中間配当金という）を支払う。	(優先中間配当金) 第16条　当会社は、第45条に定める中間配当を行うときは、優先株主または優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、優先株式1株につき優先配当金の額の2分の1を上限として発行に際して取締役会の決議によって定める額の中間配当金（本定款において優先中間配当金という）を支払う。
(残余財産の分配) 第15条　当会社は、残余財産を分配するときは、優先株主または優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、優先株式1株につき3,000,000円を支払う。	(残余財産の分配) 第17条　当会社は、残余財産を分配するときは、優先株主または優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、優先株式1株につき3,000,000円を支払う。

現　行　定　款	変　更　案
②優先株主または優先登録株式質権者に対しては、前項のほか、残余財産の分配は行わない。 (取得条項) 第16条　当会社は、第五種優先株式、第六種優先株式、第八種優先株式及び第九種優先株式について、取締役会が別に定める日が到来したときは、当該優先株式を初めて発行するときまでに取締役会の決議によって定める市場実勢や当該優先株式に係る残余財産の分配額等を勘案して妥当と認められる価額に相当する金銭の交付と引換えに、その一部または全部を取得することができる。一部を取得するときは、抽選または按分比例の方法によりこれを行う。 (議決権) 第17条　優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。 (株式の併合または分割、募集株式の割当てを受ける権利等) 第18条　当会社は、法令に定める場合を除き、優先株式について株式の併合または分割は行わない。	②優先株主または優先登録株式質権者に対しては、前項のほか、残余財産の分配は行わない。 (取得条項) 第18条　当会社は、第五種優先株式、第六種優先株式、第八種優先株式及び第九種優先株式について、取締役会が別に定める日が到来したときは、当該優先株式を初めて発行するときまでに取締役会の決議によって定める市場実勢や当該優先株式に係る残余財産の分配額等を勘案して妥当と認められる価額に相当する金銭の交付と引換えに、その一部または全部を取得することができる。一部を取得するときは、抽選または按分比例の方法によりこれを行う。 (議決権) 第19条　優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。 (株式の併合または分割、募集株式の割当てを受ける権利等) 第20条　当会社は、法令に定める場合を除き、優先株式について株式の併合または分割は行わない。

現　行　定　款	変　更　案
②当会社は、優先株主に対し、募集株式または募集新株予約権の割当てを受ける権利を与えない。 ③当会社は、優先株主に対し、株式または新株予約権の無償割当ては行わない。 **(取得請求)** 第19条　第四種優先株主は、普通株式の交付と引換えに当該優先株式の取得を請求することができる。取得を請求することができる期間（以下取得請求期間という）及び取得の条件は、当該優先株式を初めて発行するときまでに相当な範囲内において取締役会の決議によって定める。 ②第五種優先株主及び第七種優先株主は、普通株式の交付と引換えに当該優先株式の取得を請求することができる。取得請求期間は、その末日が当該優先株式発行の日から25年を超えない相当な範囲内において、当該優先株式を初めて発行するときまでに取締役会の決議によって定める。当該優先株式の取得と引換えに交付する普通株式の数は、取得する優先株式の払込金相当額を、当該優先株式を初めて発行するときまでに相当な範囲内において取締役会の決議によって定める方法により決定される価額（以下取得請求権行使価額という）で除して得られる数とする。ただし、当初の取得請求権行使価額は、市場実勢等を勘案して妥当と認められる価額を基準として決定されるものとし、交付する普通株式の数の算出に当って１株に満たない端数が生じたときは、会社法第167条の規定によりこれを取り扱う。その他の取得の条件は、当該優先株式を初めて発行するときまでに相当な範囲内において取締役会の決議によって定める。	②当会社は、優先株主に対し、募集株式または募集新株予約権の割当てを受ける権利を与えない。 ③当会社は、優先株主に対し、株式または新株予約権の無償割当ては行わない。 **(取得請求)** 第21条　第四種優先株主は、普通株式の交付と引換えに当該優先株式の取得を請求することができる。取得を請求することができる期間（以下取得請求期間という）及び取得の条件は、当該優先株式を初めて発行するときまでに相当な範囲内において取締役会の決議によって定める。 ②第五種優先株主及び第七種優先株主は、普通株式の交付と引換えに当該優先株式の取得を請求することができる。取得請求期間は、その末日が当該優先株式発行の日から25年を超えない相当な範囲内において、当該優先株式を初めて発行するときまでに取締役会の決議によって定める。当該優先株式の取得と引換えに交付する普通株式の数は、取得する優先株式の払込金相当額を、当該優先株式を初めて発行するときまでに相当な範囲内において取締役会の決議によって定める方法により決定される価額（以下取得請求権行使価額という）で除して得られる数とする。ただし、当初の取得請求権行使価額は、市場実勢等を勘案して妥当と認められる価額を基準として決定されるものとし、交付する普通株式の数の算出に当って１株に満たない端数が生じたときは、会社法第167条の規定によりこれを取り扱う。その他の取得の条件は、当該優先株式を初めて発行するときまでに相当な範囲内において取締役会の決議によって定める。

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(一斉取得) 第20条　当会社は、取得請求期間中に取得の請求がなされなかった第四種優先株式、第五種優先株式及び第七種優先株式については、同期間の末日の翌日（以下一斉取得日という）をもって、当該優先株式1株の払込金相当額を一斉取得日に先立つ45取引日目に始まる30取引日の東京証券取引所における当会社の普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）で除して得られる数の普通株式の交付と引換えに取得する。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円以上で発行に際して取締役会の決議によって定める額を下回るときは、各優先株式1株の払込金相当額をその金額で除して得られる数の普通株式の交付と引換えに取得する。 ②前項の普通株式の数の算出に当って1株に満たない端数が生じたときは、会社法第234条の規定によりこれを取り扱う。	**(一斉取得)** 第22条　当会社は、取得請求期間中に取得の請求がなされなかった第四種優先株式、第五種優先株式及び第七種優先株式については、同期間の末日の翌日（以下一斉取得日という）をもって、当該優先株式1株の払込金相当額を一斉取得日に先立つ45取引日目に始まる30取引日の東京証券取引所における当会社の普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）で除して得られる数の普通株式の交付と引換えに取得する。平均値の計算は円位未満小数第1位まで算出し、その小数第1位を四捨五入する。ただし、当該平均値が5,000円以上で発行に際して取締役会の決議によって定める額を下回るときは、各優先株式1株の払込金相当額をその金額で除して得られる数の普通株式の交付と引換えに取得する。 ②前項の普通株式の数の算出に当って1株に満たない端数が生じたときは、会社法第234条の規定によりこれを取り扱う。
(優先順位) 第21条　当会社の発行する優先株式の優先配当金、優先中間配当金及び残余財産の支払順位は、同順位とする。	**(優先順位)** 第23条　当会社の発行する優先株式の優先配当金、優先中間配当金及び残余財産の支払順位は、同順位とする。
(招集) 第22条　定時株主総会は、毎事業年度終了後3ヶ月以内に招集し、臨時株主総会は、必要があるごとに随時招集する。 ②株主総会は、法令に別段の定めがある場合を除き、取締役会の決議に基づき取締役社長がこれを招集する。取締役社長に事故があるときは、あらかじめ取締役会が定めた順序により他の取締役がこれに当る。	**(招集)** 第24条　定時株主総会は、毎事業年度終了後3ヶ月以内に招集し、臨時株主総会は、必要があるごとに随時招集する。 ②株主総会は、法令に別段の定めがある場合を除き、取締役会の決議に基づき取締役社長がこれを招集する。取締役社長に事故があるときは、あらかじめ取締役会が定めた順序により他の取締役がこれに当る。

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（株主総会参考書類等のインターネット開示とみなし提供） 第23条　当会社は、株主総会の招集に際し、株主総会参考書類、事業報告、計算書類及び連結計算書類に記載または表示すべき事項に係る情報を、法務省令に定めるところに従いインターネットを利用する方法で開示することにより、株主に対して提供したものとみなすことができる。	**（株主総会参考書類等のインターネット開示とみなし提供）** 第25条　当会社は、株主総会の招集に際し、株主総会参考書類、事業報告、計算書類及び連結計算書類に記載または表示すべき事項に係る情報を、法務省令に定めるところに従いインターネットを利用する方法で開示することにより、株主に対して提供したものとみなすことができる。
（議長） 第24条　株主総会の議長は、取締役会長または取締役社長がこれに当る。取締役会長及び取締役社長に事故があるときは、あらかじめ取締役会が定めた順序により他の取締役がこれに当る。	**（議長）** 第26条　株主総会の議長は、取締役会長または取締役社長がこれに当る。取締役会長及び取締役社長に事故があるときは、あらかじめ取締役会が定めた順序により他の取締役がこれに当る。
（決議の要件） 第25条　株主総会の決議は、法令または本定款に別段の定めがある場合を除き、出席した議決権を行使することができる株主の議決権の過半数をもって行う。 ②会社法第309条第２項の規定による決議は、議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の３分の２以上に当る多数をもって行う。	**（決議の要件）** 第27条　株主総会の決議は、法令または本定款に別段の定めがある場合を除き、出席した議決権を行使することができる株主の議決権の過半数をもって行う。 ②会社法第309条第２項の規定による決議は、議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の３分の２以上に当る多数をもって行う。
（議決権の代理行使） 第26条　株主は、代理人１名をもってその議決権を行使することができる。ただし、代理人は当会社の当該株主総会において議決権を行使することができる株主に限る。 ②株主または代理人は、当会社に委任状を提出しなければならない。	**（議決権の代理行使）** 第28条　株主は、代理人１名をもってその議決権を行使することができる。ただし、代理人は当会社の当該株主総会において議決権を行使することができる株主に限る。 ②株主または代理人は、当会社に委任状を提出しなければならない。

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(種類株主総会) 第27条　第22条第2項、第23条、第24条及び第26条の規定は、種類株主総会にこれを準用する。	(種類株主総会) 第29条　第24条第2項、第25条、第26条及び第28条の規定は、種類株主総会にこれを準用する。
(員数) 第28条　当会社に、取締役3名以上を置く。	(員数) 第30条　当会社に、取締役3名以上を置く。
(選任決議) 第29条　取締役の選任決議は、株主総会において議決権を行使することができる株主の議決権の3分の1以上を有する株主が出席し、その議決権の過半数をもって行う。 ②前項の選任決議は、累積投票によらない。	(選任決議) 第31条　取締役の選任決議は、株主総会において議決権を行使することができる株主の議決権の3分の1以上を有する株主が出席し、その議決権の過半数をもって行う。 ②前項の選任決議は、累積投票によらない。
(任期) 第30条　取締役の任期は、選任後2年以内に終了する事業年度のうち最終のものに関する定時株主総会の終結の時までとする。	(任期) 第32条　取締役の任期は、選任後2年以内に終了する事業年度のうち最終のものに関する定時株主総会の終結の時までとする。
(取締役会) 第31条　取締役会は、すべての取締役で組織する。 ②取締役会は、法令に別段の定めがある場合を除き、取締役会長がこれを招集し、その議長となる。取締役会長を置かないときまたは取締役会長に事故があるときは、取締役社長がこれに当り、取締役社長に事故があるときは、あらかじめ取締役会が定めた順序により他の取締役がこれに当る。 ③取締役会の招集通知は、各取締役及び各監査役に対して、会日の3日前までに発するものとする。ただし、緊急の必要があるときは、これを短縮することができる。	(取締役会) 第33条　取締役会は、すべての取締役で組織する。 ②取締役会は、法令に別段の定めがある場合を除き、取締役会長がこれを招集し、その議長となる。取締役会長を置かないときまたは取締役会長に事故があるときは、取締役社長がこれに当り、取締役社長に事故があるときは、あらかじめ取締役会が定めた順序により他の取締役がこれに当る。 ③取締役会の招集通知は、各取締役及び各監査役に対して、会日の3日前までに発するものとする。ただし、緊急の必要があるときは、これを短縮することができる。

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④取締役会の決議は、法令に別段の定めがある場合を除き、議決に加わることができる取締役の過半数が出席し、その過半数をもって行う。 ⑤取締役が取締役会の決議の目的事項について提案をした場合において、当該事項について議決に加わることができる取締役の全員が書面または電磁的記録により同意の意思表示をし、監査役が異議を述べないときは、当該提案を可決する旨の取締役会の決議があったものとみなす。	④取締役会の決議は、法令に別段の定めがある場合を除き、議決に加わることができる取締役の過半数が出席し、その過半数をもって行う。 ⑤取締役が取締役会の決議の目的事項について提案をした場合において、当該事項について議決に加わることができる取締役の全員が書面または電磁的記録により同意の意思表示をし、監査役が異議を述べないときは、当該提案を可決する旨の取締役会の決議があったものとみなす。
(代表取締役、役付取締役) 第32条　取締役会は、その決議によって、代表取締役若干名を選定する。 ②取締役会は、その決議によって、取締役の中から取締役会長、取締役社長各1名、取締役副会長、取締役副社長、専務取締役、常務取締役各若干名を定めることができる。	**(代表取締役、役付取締役)** 第34条　取締役会は、その決議によって、代表取締役若干名を選定する。 ②取締役会は、その決議によって、取締役の中から取締役会長、取締役社長各1名、取締役副会長、取締役副社長、専務取締役、常務取締役各若干名を定めることができる。
(取締役の職掌) 第33条　取締役会長は、取締役会を統理する。 ②取締役副会長は、取締役会長を補佐する。 ③取締役社長は、取締役会の決議を執行し、当会社全般の業務を統轄する。取締役社長に事故があるときは、取締役副社長、専務取締役、常務取締役の順序によりこれに当る。 ④取締役副社長、専務取締役及び常務取締役は、取締役社長を補佐し、当会社の常務を執行する。	**(取締役の職掌)** 第35条　取締役会長は、取締役会を統理する。 ②取締役副会長は、取締役会長を補佐する。 ③取締役社長は、取締役会の決議を執行し、当会社全般の業務を統轄する。取締役社長に事故があるときは、取締役副社長、専務取締役、常務取締役の順序によりこれに当る。 ④取締役副社長、専務取締役及び常務取締役は、取締役社長を補佐し、当会社の常務を執行する。

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(社外取締役との責任限定契約) 第34条　当会社は、会社法第427条第1項の規定により、社外取締役との間に、同法第423条第1項の賠償責任を限定する契約を締結することができる。ただし、当該契約に基づく賠償責任の限度額は、1,000万円以上であらかじめ定めた金額または法令に定める額のいずれか高い額とする。	**(社外取締役との責任限定契約)** 第36条　当会社は、会社法第427条第1項の規定により、社外取締役との間に、同法第423条第1項の賠償責任を限定する契約を締結することができる。ただし、当該契約に基づく賠償責任の限度額は、1,000万円以上であらかじめ定めた金額または法令に定める額のいずれか高い額とする。
(員数) 第35条　当会社に、監査役3名以上を置く。	**(員数)** 第37条　当会社に、監査役3名以上を置く。
(選任決議) 第36条　監査役の選任決議は、株主総会において議決権を行使することができる株主の議決権の3分の1以上を有する株主が出席し、その議決権の過半数をもって行う。	**(選任決議)** 第38条　監査役の選任決議は、株主総会において議決権を行使することができる株主の議決権の3分の1以上を有する株主が出席し、その議決権の過半数をもって行う。
(任期) 第37条　監査役の任期は、選任後4年以内に終了する事業年度のうち最終のものに関する定時株主総会の終結の時までとする。	**(任期)** 第39条　監査役の任期は、選任後4年以内に終了する事業年度のうち最終のものに関する定時株主総会の終結の時までとする。
(監査役会) 第38条　監査役会は、すべての監査役で組織する。 ②監査役会の招集通知は、各監査役に対して、会日の3日前までに発するものとする。ただし、緊急の必要があるときは、これを短縮することができる。 ③監査役会の決議は、法令に別段の定めがある場合を除き、監査役の過半数をもって行う。	**(監査役会)** 第40条　監査役会は、すべての監査役で組織する。 ②監査役会の招集通知は、各監査役に対して、会日の3日前までに発するものとする。ただし、緊急の必要があるときは、これを短縮することができる。 ③監査役会の決議は、法令に別段の定めがある場合を除き、監査役の過半数をもって行う。

現　行　定　款	変　更　案
(常任監査役) 第39条　監査役会は、その決議によって、常任監査役を選定する。常任監査役は常勤とする。	(常任監査役) 第41条　監査役会は、その決議によって、常任監査役を選定する。常任監査役は常勤とする。
(社外監査役との責任限定契約) 第40条　当会社は、会社法第427条第1項の規定により、社外監査役との間に、同法第423条第1項の賠償責任を限定する契約を締結することができる。ただし、当該契約に基づく賠償責任の限度額は、1,000万円以上であらかじめ定めた金額または法令に定める額のいずれか高い額とする。	(社外監査役との責任限定契約) 第42条　当会社は、会社法第427条第1項の規定により、社外監査役との間に、同法第423条第1項の賠償責任を限定する契約を締結することができる。ただし、当該契約に基づく賠償責任の限度額は、1,000万円以上であらかじめ定めた金額または法令に定める額のいずれか高い額とする。
(事業年度) 第41条　当会社の事業年度は、毎年4月1日から翌年3月31日までとする。	(事業年度) 第43条　当会社の事業年度は、毎年4月1日から翌年3月31日までとする。
(剰余金の配当) 第42条　当会社は、株主総会の決議により事業年度末日における最終の株主名簿に記載または記録された株主または登録株式質権者及び端株原簿に記載または記録された端株主に対し、金銭による剰余金の配当を行うものとする。	(剰余金の配当) 第44条　当会社は、株主総会の決議により事業年度末日における最終の株主名簿に記載または記録された株主または登録株式質権者に対し、金銭による剰余金の配当を行うものとする。
(中間配当) 第43条　当会社は、取締役会の決議により毎年9月30日における最終の株主名簿に記載または記録された株主または登録株式質権者及び端株原簿に記載または記録された端株主に対し、中間配当を行うことができる。	(中間配当) 第45条　当会社は、取締役会の決議により毎年9月30日における最終の株主名簿に記載または記録された株主または登録株式質権者に対し、中間配当を行うことができる。

現　行　定　款	変　更　案
(配当金の除斥期間) 第44条　配当財産が金銭である場合にその支払開始の日から５年を経過してもなお受領されないときは、当会社はその支払義務を免れる。	(配当金の除斥期間) 第46条　配当財産が金銭である場合にその支払開始の日から５年を経過してもなお受領されないときは、当会社はその支払義務を免れる。
	附　則
(新　設)	(経過措置) 第１条　変更後の第12条を除き、変更後の各条の規定は、株式等の取引に係る決済の合理化を図るための社債等の振替に関する法律等の一部を改正する法律（平成16年６月９日法律第88号。以下決済合理化法という）の施行日の前日から実施する。
(新　設)	第２条　変更後の第12条の規定は、決済合理化法の施行日から実施する。

(2) 第四種優先株式 現行発行要項・変更案対照表

（下線は変更部分）

現行発行要項	変更案
1. 株式の名称 株式会社三井住友フィナンシャルグループ第１回第四種優先株式、同第２回第四種優先株式、同第３回第四種優先株式、同第４回第四種優先株式、同第５回第四種優先株式、同第６回第四種優先株式、同第７回第四種優先株式、同第８回第四種優先株式、同第９回第四種優先株式、同第10回第四種優先株式、同第11回第四種優先株式、同第12回第四種優先株式（以下、各回の第四種優先株式をそれぞれ「各回本優先株式」といい、あわせて「第１−12回本優先株式」という。）	1. 株式の名称 株式会社三井住友フィナンシャルグループ第１回第四種優先株式、同第２回第四種優先株式、同第３回第四種優先株式、同第４回第四種優先株式、同第９回第四種優先株式、同第10回第四種優先株式、同第11回第四種優先株式、同第12回第四種優先株式（以下、各回の第四種優先株式をそれぞれ「各回本優先株式」という。）
2. 発行新株式数 各回につき4,175株（第１−12回本優先株式の合計株数50,100株）	2. 発行新株式数 各回につき4,175株（各回本優先株式の合計株数33,400株）
4. 払込金額の総額 各回につき12,525,000,000円（第１−12回本優先株式の払込金額の総額150,300,000,000円）	4. 払込金額の総額 各回につき12,525,000,000円（各回本優先株式の払込金額の総額100,200,000,000円）
16. 取得請求 各回本優先株主は、普通株式の交付と引換えに各回本優先株式の取得を請求することができる。 (1) 取得請求期間 平成15年２月８日から平成40年２月７日まで。 (2) 取得の条件 ①取得請求権行使価額 取得請求権行使価額は、318,800円とする。	16. 取得請求 各回本優先株主は、普通株式の交付と引換えに各回本優先株式の取得を請求することができる。 (1) 取得請求期間 平成15年２月８日から平成40年２月７日まで。 (2) 取得の条件 ①取得請求権行使価額 取得請求権行使価額は、3,188円とする。

現行発行要項	変更案
②取得請求権行使価額の修正 各回本優先株主が当会社に対し各回本優先株式の取得を請求した日（以下、「修正日」という。）において、取得請求権行使価額は、（i）修正日の前日において有効な取得請求権行使価額、または、（ii）修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値（気配表示を含む。）の平均値（終値のない日数を除く。）相当額（10円の位まで算出し、その10円の位を四捨五入する。）のいずれか小さい金額に修正される（以下、「修正後取得請求権行使価額」という。）。ただし、修正後取得請求権行使価額が105,100円（ただし、下記③により調整される。）（以下、「下限取得請求権行使価額」という。）を下回る場合には、下限取得請求権行使価額をもって修正後取得請求権行使価額とする。なお、修正日に先立つ45取引日目から修正日までの間に下記③により取得請求権行使価額を調整すべき事由が生じた場合には、修正後取得請求権行使価額は③に準じて調整される。なお、修正後取得請求権行使価額は、修正日に取得請求がなされた当該各回本優先株式についてのみ適用される。	②取得請求権行使価額の修正 各回本優先株主が当会社に対し各回本優先株式の取得を請求した日（以下、「修正日」という。）において、取得請求権行使価額は、（i）修正日の前日において有効な取得請求権行使価額、または、（ii）修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値（気配表示を含む。なお、株式等の取引に係る決済の合理化を図るための社債等の振替に関する法律等の一部を改正する法律（平成16年6月9日法律第88号。以下、「決済合理化法」という。）の施行日の前日より前の取引日の終値については、その100分の1の値とする。）の平均値（終値のない日数を除く。）相当額（円位未満小数第1位まで算出し、その小数第1位を四捨五入する。）のいずれか小さい金額に修正される（以下、「修正後取得請求権行使価額」という。）。ただし、修正後取得請求権行使価額が1,051円（ただし、下記③により調整される。）（以下、「下限取得請求権行使価額」という。）を下回る場合には、下限取得請求権行使価額をもって修正後取得請求権行使価額とする。なお、修正日に先立つ45取引日目から修正日までの間に下記③により取得請求権行使価額を調整すべき事由が生じた場合には、修正後取得請求権行使価額は③に準じて調整される。なお、修正後取得請求権行使価額は、修正日に取得請求がなされた当該各回本優先株式についてのみ適用される。

現行発行要項	変更案
③取得請求権行使価額の調整 (a) 各回本優先株式発行後、次の(i)から(v)までのいずれかに該当する場合には、取得請求権行使価額は、下記に定める各々該当する算式(以下、「取得請求権行使価額調整式」といい、取得請求権行使価額調整式により調整された取得請求権行使価額を、以下、「調整後取得請求権行使価額」という。)により調整される。 Ⅰ. 下記(i)ないし(iii)に該当する場合、取得請求権行使価額調整式は、以下のとおりとする。 $NAP = OAP \times \dfrac{N+\dfrac{NN \times C}{CMP}}{N+NN}$ 上記の算式において、 「NAP」は、調整後取得請求権行使価額を意味する。 「OAP」は、調整前取得請求権行使価額(下記(d)に定義される。)を意味する。 「N」は、既発行普通株式数(下記(e)に定義される。)を意味する。 「NN」は、新たに発行もしくは処分された普通株式数、または転換型証券(下記(iii)に定義される。)もしくは新株予約権(下記(iii)に定義される。)に関する計算の場合は、取得請求権の行使もしくは取得条項の定める事由の発生または新株予約権の行使により交付され得る普通株式数を意味する。 「C」は、NNに含まれる普通株式1株あたりの払込金額(新株予約権の行使に際して出資される財産の価額を含む。)を意味する。 「CMP」は、時価(下記(c)に定義される。)を意味する。	③取得請求権行使価額の調整 (a) 各回本優先株式発行後、次の(i)から(v)までのいずれかに該当する場合には、取得請求権行使価額は、下記に定める各々該当する算式(以下、「取得請求権行使価額調整式」といい、取得請求権行使価額調整式により調整された取得請求権行使価額を、以下、「調整後取得請求権行使価額」という。)により調整される。 Ⅰ. 下記(i)ないし(iii)に該当する場合、取得請求権行使価額調整式は、以下のとおりとする。 $NAP = OAP \times \dfrac{N+\dfrac{NN \times C}{CMP}}{N+NN}$ 上記の算式において、 「NAP」は、調整後取得請求権行使価額を意味する。 「OAP」は、調整前取得請求権行使価額(下記(d)に定義される。)を意味する。 「N」は、既発行普通株式数(下記(e)に定義される。)を意味する。 「NN」は、新たに発行もしくは処分された普通株式数、または転換型証券(下記(iii)に定義される。)もしくは新株予約権(下記(iii)に定義される。)に関する計算の場合は、取得請求権の行使もしくは取得条項の定める事由の発生または新株予約権の行使により交付され得る普通株式数を意味する。 「C」は、NNに含まれる普通株式1株あたりの払込金額(新株予約権の行使に際して出資される財産の価額を含む。)を意味する。 「CMP」は、時価(下記(c)に定義される。)を意味する。

現行発行要項	変更案
Ⅱ. 下記(iv)に該当する場合、取得請求権行使価額調整式は、以下のとおりとする。 $NAP = OAP \times \frac{CMP-FMV}{CMP}$ 上記の算式において、 「NAP」は、調整後取得請求権行使価額を意味する。 「OAP」は、調整前取得請求権行使価額を意味する。 「CMP」は、時価を意味する。 「FMV」は、普通株式1株につき割り当てられた特別現金配当（下記(iv)に定義される。）または債務証書もしくは資産の分配に関する基準日（権利を有する株主を確定するために定められた日を以下「基準日」という。）（下記(iv)に定義される。）における適正市場価格を意味する。ただし、かかる適正市場価格に関しては、当会社の取締役会（以下、「取締役会」という。）が適切と判断する独立の第三者（証券会社、銀行等）に評価させるものとする。	Ⅱ. 下記(iv)に該当する場合、取得請求権行使価額調整式は、以下のとおりとする。 $NAP = OAP \times \frac{CMP-FMV}{CMP}$ 上記の算式において、 「NAP」は、調整後取得請求権行使価額を意味する。 「OAP」は、調整前取得請求権行使価額を意味する。 「CMP」は、時価を意味する。 「FMV」は、普通株式1株につき割り当てられた特別現金配当（下記(iv)に定義される。）または債務証書もしくは資産の分配に関する基準日（権利を有する株主を確定するために定められた日を以下「基準日」という。）（下記(iv)に定義される。）における適正市場価格を意味する。ただし、かかる適正市場価格に関しては、当会社の取締役会（以下、「取締役会」という。）が適切と判断する独立の第三者（証券会社、銀行等）に評価させるものとする。
Ⅲ. 下記(v)に該当する場合、取得請求権行使価額調整式は、以下のとおりとする。 $NAP = OAP \times \frac{CMP \times N-ACP}{CMP \times (N-NP)}$ 上記の算式において、 「NAP」は、調整後取得請求権行使価額を意味する。 「OAP」は、調整前取得請求権行使価額を意味する。 「N」は、既発行普通株式数を意味する。	Ⅲ. 下記(v)に該当する場合、取得請求権行使価額調整式は、以下のとおりとする。 $NAP = OAP \times \frac{CMP \times N-ACP}{CMP \times (N-NP)}$ 上記の算式において、 「NAP」は、調整後取得請求権行使価額を意味する。 「OAP」は、調整前取得請求権行使価額を意味する。 「N」は、既発行普通株式数を意味する。

現行発行要項	変更案
「NP」は、下記(v)において、取得される普通株式数（または、転換型証券もしくは新株予約権の場合は、取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により交付される普通株式数）を意味する。 「CMP」は、時価を意味する。 「ACP」は、下記(v)に従って、取得される普通株式（または、転換型証券もしくは新株予約権）の総数につき、当会社が支払うべき対価の総額を意味する。 なお、上記取得請求権行使価額調整式中のCMP×N－ACPの値が1未満になる場合は、かかる値は1として計算されるものとする。 調整後取得請求権行使価額は10円の位まで算出し、その10円の位を四捨五入する。 (i)当会社が、取得請求権行使価額調整式で使用する時価を下回る払込金額をもって普通株式を発行または処分する場合（新株予約権の行使または転換型証券にかかる取得請求権の行使もしくは取得条項に定める事由の発生による普通株式の交付の場合を除く。） 取得請求権行使価額は、上記Ⅰ.に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整されるものとし、基準日を設けて株主に当該普通株式の割当てを受ける権利が付与されるときは、その基準日の翌日を、それ以外のときは当該普通株式の払込の日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。	「NP」は、下記(v)において、取得される普通株式数（または、転換型証券もしくは新株予約権の場合は、取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により交付される普通株式数）を意味する。 「CMP」は、時価を意味する。 「ACP」は、下記(v)に従って、取得される普通株式（または、転換型証券もしくは新株予約権）の総数につき、当会社が支払うべき対価の総額を意味する。 なお、上記取得請求権行使価額調整式中のCMP×N－ACPの値が1未満になる場合は、かかる値は1として計算されるものとする。 調整後取得請求権行使価額は円位未満小数第1位まで算出し、その小数第1位を四捨五入する。 (i)当会社が、取得請求権行使価額調整式で使用する時価を下回る払込金額をもって普通株式を発行または処分する場合（新株予約権の行使または転換型証券にかかる取得請求権の行使もしくは取得条項に定める事由の発生による普通株式の交付の場合を除く。） 取得請求権行使価額は、上記Ⅰ.に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整されるものとし、基準日を設けて株主に当該普通株式の割当てを受ける権利が付与されるときは、その基準日の翌日を、それ以外のときは当該普通株式の払込の日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。

現 行 発 行 要 項	変 更 案
(ii) 株式の分割または無償割当てにより普通株式を発行または処分する場合 取得請求権行使価額は、上記Ⅰ.に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整されるものとし、株式の分割または無償割当てのための基準日（ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日）の翌日をかかる調整後取得請求権行使価額の適用開始日とする。 ただし、剰余金の額を減少して、資本金の額を増加することを条件としてその部分をもって株式の分割または無償割当てにより普通株式を発行または処分する旨取締役会で決議する場合において、当該資本金の額の増加の決議をする株主総会の日よりも前を株式の分割または無償割当てのための基準日（ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日）とする場合には、当該株主総会の終結の日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。 (iii) 取得請求権行使価額調整式で使用する時価を下回る価額をもって当会社の普通株式の交付と引換えに当会社に当該証券の取得を請求する権利もしくは当会社が当該証券を取得することができる旨の条項が付された証券（当該各回本優先株式と同時に発行される他の各回本優先株式を除く。以下、「転換型証券」という。）または当会社に普通株式の交付を請求することができる権利（当会社の発行する社債に付された新株予約権を含む。）（以下、「新株予約権」という。）を発行する場合	(ii) 株式の分割または無償割当てにより普通株式を発行または処分する場合 取得請求権行使価額は、上記Ⅰ.に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整されるものとし、株式の分割または無償割当てのための基準日（ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日）の翌日をかかる調整後取得請求権行使価額の適用開始日とする。 ただし、剰余金の額を減少して、資本金の額を増加することを条件としてその部分をもって株式の分割または無償割当てにより普通株式を発行または処分する旨取締役会で決議する場合において、当該資本金の額の増加の決議をする株主総会の日よりも前を株式の分割または無償割当てのための基準日（ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日）とする場合には、当該株主総会の終結の日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。 (iii) 取得請求権行使価額調整式で使用する時価を下回る価額をもって当会社の普通株式の交付と引換えに当会社に当該証券の取得を請求する権利もしくは当会社が当該証券を取得することができる旨の条項が付された証券（当該各回本優先株式と同時に発行される他の各回本優先株式を除く。以下、「転換型証券」という。）または当会社に普通株式の交付を請求することができる権利（当会社の発行する社債に付された新株予約権を含む。）（以下、「新株予約権」という。）を発行する場合

現 行 発 行 要 項	変　　更　　案
取得請求権行使価額は、上記I.に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整されるものとし、基準日を設けて株主に転換型証券または新株予約権の割当てを受ける権利が付与されるときは、その基準日の翌日を、それ以外のときは当該転換型証券の払込の日または新株予約権の割当日（ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日）の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。当該転換型証券または新株予約権を発行する場合、調整後取得請求権行使価額の適用開始日の前日に、発行される転換型証券の全額が普通株式の交付と引換えに取得されたものとみなし、または発行されるすべての新株予約権が行使されたものとみなし、調整後取得請求権行使価額を算出するものとする。ただし、当該発行される転換型証券の取得請求権行使価額もしくは取得価額または新株予約権の行使価額がかかる転換型証券の払込の日または新株予約権の割当日（ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日）において確定しない場合で、かつ、かかる転換型証券または新株予約権についての1株あたりの当初の取得請求権行使価額、取得価額または行使価額の最低価額が定められていない場合には、かかる転換型証券の取得請求権行使価額もしくは取得価額または新株予約権の行使価額が確定した日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。ま	取得請求権行使価額は、上記I.に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整されるものとし、基準日を設けて株主に転換型証券または新株予約権の割当てを受ける権利が付与されるときは、その基準日の翌日を、それ以外のときは当該転換型証券の払込の日または新株予約権の割当日（ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日）の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。当該転換型証券または新株予約権を発行する場合、調整後取得請求権行使価額の適用開始日の前日に、発行される転換型証券の全額が普通株式の交付と引換えに取得されたものとみなし、または発行されるすべての新株予約権が行使されたものとみなし、調整後取得請求権行使価額を算出するものとする。ただし、当該発行される転換型証券の取得請求権行使価額もしくは取得価額または新株予約権の行使価額がかかる転換型証券の払込の日または新株予約権の割当日（ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日）において確定しない場合で、かつ、かかる転換型証券または新株予約権についての1株あたりの当初の取得請求権行使価額、取得価額または行使価額の最低価額が定められていない場合には、かかる転換型証券の取得請求権行使価額もしくは取得価額または新株予約権の行使価額が確定した日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。ま

現行発行要項	変　　更　　案
た、当該発行される転換型証券の取得請求権行使価額もしくは取得価額または新株予約権の行使価額がかかる転換型証券の払込の日または新株予約権の割当日（ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日）において確定しない場合で、かつ、かかる転換型証券または新株予約権についての1株あたりの当初の取得請求権行使価額、取得価額または行使価額の最低価額が定められている場合は、株主に転換型証券または新株予約権の割当てを受ける権利が付与されるときはその割当日の翌日を、それ以外のときは当該転換型証券の払込の日または新株予約権の割当日（ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日）の翌日を、かかる調整後取得請求権行使価額の適用開始日とするが、転換型証券または新株予約権は、1株あたりの当初の取得請求権行使価額、取得価額または行使価額の最低価額（ただし、希薄化防止のための調整は考慮しないものとする。）により、かかる取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により交付されうる最大数の普通株式が交付されたものとみなされる。その後、かかる転換型証券の取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により交付されうる最大の普通株式数、または取得請求権行使価額、取得価額もしくは行使価額の最低価額について変更（かかる転換型証券または新株予約権の希薄化防止条項に基づく変	た、当該発行される転換型証券の取得請求権行使価額もしくは取得価額または新株予約権の行使価額がかかる転換型証券の払込の日または新株予約権の割当日（ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日）において確定しない場合で、かつ、かかる転換型証券または新株予約権についての1株あたりの当初の取得請求権行使価額、取得価額または行使価額の最低価額が定められている場合は、株主に転換型証券または新株予約権の割当てを受ける権利が付与されるときはその割当日の翌日を、それ以外のときは当該転換型証券の払込の日または新株予約権の割当日（ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日）の翌日を、かかる調整後取得請求権行使価額の適用開始日とするが、転換型証券または新株予約権は、1株あたりの当初の取得請求権行使価額、取得価額または行使価額の最低価額（ただし、希薄化防止のための調整は考慮しないものとする。）により、かかる取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により交付されうる最大数の普通株式が交付されたものとみなされる。その後、かかる転換型証券の取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により交付されうる最大の普通株式数、または取得請求権行使価額、取得価額もしくは行使価額の最低価額について変更（かかる転換型証券または新株予約権の希薄化防止条項に基づく変

現行発行要項	変更案
更を含むが、これに限定されない。）が生じた場合には、調整後取得請求権行使価額は、各回本優先株式の取得請求権行使の直前において、当該変更を反映させるべく再計算されるものとする（ただし、調整後取得請求権行使価額が、これらの転換型証券または新株予約権の発行またはみなし発行により本(iii)に基づき行われた調整ないし再計算の結果、従前に減少したことがない限りは調整後取得請求権行使価額の増加を行うことができず、従前に減少したことがある場合は、かかる減少のうちいかなる減少の額をも超えて調整後取得請求権行使価額の増加を行うことができないものとする。）が、かかる転換型証券の取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により、実際に普通株式が交付されたかまたは対価が支払われた場合には、かかる再計算は行わないものとする。また、その後、かかる転換型証券に係る取得請求権、取得条項に定める事由または新株予約権のいずれかが消滅した場合には、調整後取得請求権行使価額は、各回本優先株式の取得請求権行使の直前において、かかる転換型証券の取得請求権の行使、取得条項に定める事由の発生または新株予約権の行使により実際に交付された普通株式数のみを反映させるべく再計算されるものとする。各回本優先株式の発行時において残存するすべての転換型証券および新株予約権は、各回本優先株式の発行日の翌日において発行されたものとみなされる。	更を含むが、これに限定されない。）が生じた場合には、調整後取得請求権行使価額は、各回本優先株式の取得請求権行使の直前において、当該変更を反映させるべく再計算されるものとする（ただし、調整後取得請求権行使価額が、これらの転換型証券または新株予約権の発行またはみなし発行により本(iii)に基づき行われた調整ないし再計算の結果、従前に減少したことがない限りは調整後取得請求権行使価額の増加を行うことができず、従前に減少したことがある場合は、かかる減少のうちいかなる減少の額をも超えて調整後取得請求権行使価額の増加を行うことができないものとする。）が、かかる転換型証券の取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により、実際に普通株式が交付されたかまたは対価が支払われた場合には、かかる再計算は行わないものとする。また、その後、かかる転換型証券に係る取得請求権、取得条項に定める事由または新株予約権のいずれかが消滅した場合には、調整後取得請求権行使価額は、各回本優先株式の取得請求権行使の直前において、かかる転換型証券の取得請求権の行使、取得条項に定める事由の発生または新株予約権の行使により実際に交付された普通株式数のみを反映させるべく再計算されるものとする。各回本優先株式の発行時において残存するすべての転換型証券および新株予約権は、各回本優先株式の発行日の翌日において発行されたものとみなされる。

現 行 発 行 要 項	変　　更　　案
(iv) 当会社が、普通株式を有するすべての株主に対して、特別現金配当または債務証書もしくは資産の分配（特別現金配当以外の金銭による剰余金の配当を除く。）を行う場合 かかる配当または分配の際に適用される取得請求権行使価額は、上記Ⅱ.に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整される。当会社がかかる特別現金配当または分配を行うたびごとに、取得請求権行使価額の調整は行われるものとし、当該特別現金配当については、対象となる事業年度（以下に定義する。）の末日の翌日を、また、分配を受ける権利については、分配を受ける権利を有する株主を確定するために定められた基準日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。 「特別現金配当」とは、当会社が対象となる事業年度中の日を基準日とする金銭による剰余金の配当の合計額に基づく配当利回り（以下に定義する。）が、5％に直前の3事業年度の各事業年度中の日を基準日とする金銭による剰余金の配当の各合計額に基づく配当利回りの平均値を加えた値を超過する場合の金額とする。 「事業年度」とは、4月1日から翌年3月31日までの期間をいう。ただし、当会社が3月31日以外の日に終了するように事業年度を変更した場合、事業年度は、かかる変更に応じて変更されたものとみなされる。 「配当利回り」とは、下記の算式により求められる率とする。	(iv) 当会社が、普通株式を有するすべての株主に対して、特別現金配当または債務証書もしくは資産の分配（特別現金配当以外の金銭による剰余金の配当を除く。）を行う場合 かかる配当または分配の際に適用される取得請求権行使価額は、上記Ⅱ.に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整される。当会社がかかる特別現金配当または分配を行うたびごとに、取得請求権行使価額の調整は行われるものとし、当該特別現金配当については、対象となる事業年度（以下に定義する。）の末日の翌日を、また、分配を受ける権利については、分配を受ける権利を有する株主を確定するために定められた基準日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。 「特別現金配当」とは、当会社が対象となる事業年度中の日を基準日とする金銭による剰余金の配当の合計額に基づく配当利回り（以下に定義する。）が、5％に直前の3事業年度の各事業年度中の日を基準日とする金銭による剰余金の配当の各合計額に基づく配当利回りの平均値を加えた値を超過する場合の金額とする。 「事業年度」とは、4月1日から翌年3月31日までの期間をいう。ただし、当会社が3月31日以外の日に終了するように事業年度を変更した場合、事業年度は、かかる変更に応じて変更されたものとみなされる。 「配当利回り」とは、下記の算式により求められる率とする。

現行発行要項	変　　更　　案
$\frac{D}{P}\times 100\%$ 上記の算式において、 「D」は、対象となる事業年度中の日を基準日とする金銭による剰余金の配当について、当会社が決定した普通株式1株あたりの金銭による剰余金の配当の合計額に相当する。 「P」は、対象となる事業年度の東京証券取引所における普通株式の毎日（終値のない日を除く。）の終値の平均値に相当する。 (v) 当会社が、普通株式の取得を、かかる取得日（以下、「取得日」という。）における普通株式1株あたりの時価を上回る1株あたりの価額をもって行う場合（当会社が会社法の規定に従い市場取引等により普通株式を取得する場合および端株買取請求権の行使に関連して普通株式を取得する場合を除く。）、または、転換型証券もしくは普通株式の交付を受けることができる権利が付されたその他の証券の償還もしくはその他の事由による取得を、取得日における普通株式の1株あたりの時価を上回る普通株式1株あたりの対価をもって行う場合 かかる取得の際において適用される取得請求権行使価額は、上記Ⅲ. に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整される。当会社が普通株式またはかかる証券を償還またはその他の事由により取得するたびごとに、取得請求権行使価額の調整は行われるものとし、取得日の翌日をかかる調整後取得請求権行使価額の適用開始日とする。	$\frac{D}{P}\times 100\%$ 上記の算式において、 「D」は、対象となる事業年度中の日を基準日とする金銭による剰余金の配当について、当会社が決定した普通株式1株あたりの金銭による剰余金の配当の合計額に相当する。 「P」は、対象となる事業年度の東京証券取引所における普通株式の毎日（終値のない日を除く。）の終値の平均値に相当する。 (v) 当会社が、普通株式の取得を、かかる取得日（以下、「取得日」という。）における普通株式1株あたりの時価を上回る1株あたりの価額をもって行う場合（当会社が会社法の規定に従い市場取引等により普通株式を取得する場合および単元未満株式買取請求権の行使に関連して普通株式を取得する場合を除く。）、または、転換型証券もしくは普通株式の交付を受けることができる権利が付されたその他の証券の償還もしくはその他の事由による取得を、取得日における普通株式の1株あたりの時価を上回る普通株式1株あたりの対価をもって行う場合 かかる取得の際において適用される取得請求権行使価額は、上記Ⅲ. に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整される。当会社が普通株式またはかかる証券を償還またはその他の事由により取得するたびごとに、取得請求権行使価額の調整は行われるものとし、取得日の翌日をかかる調整後取得請求権行使価額の適用開始日とする。

現行発行要項	変更案
(b) 株式交換、株式移転、会社分割、合併、資本金の額の減少、普通株式の併合その他上記(a)に該当しない希薄化事由により取得請求権行使価額の調整を必要とする場合には、上記(a)に準じて取締役会が適当と判断する価額に調整される。取締役会は、誠実にかつ合理的な方法により、かかる調整を決定する。	(b) 株式交換、株式移転、会社分割、合併、資本金の額の減少、普通株式の併合その他上記(a)に該当しない希薄化事由により取得請求権行使価額の調整を必要とする場合には、上記(a)に準じて取締役会が適当と判断する価額に調整される。取締役会は、誠実にかつ合理的な方法により、かかる調整を決定する。
(c) 取得請求権行使価額調整式で使用する「時価」は、調整後取得請求権行使価額の適用開始日（ただし、上記(a)(ii)ただし書きの場合には株式の分割または無償割当てのための基準日（ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日））に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値（気配表示を含む。）の平均値（終値のない日数を除く。）とする。平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。なお、調整後取得請求権行使価額の適用開始日に先立つ45取引日目から当該適用開始日までの間に上記(a)により取得請求権行使価額を調整すべき事由が生じた場合には、調整後取得請求権行使価額は上記(a)に準じて調整される。	(c) 取得請求権行使価額調整式で使用する「時価」は、調整後取得請求権行使価額の適用開始日（ただし、上記(a)(ii)ただし書きの場合には株式の分割または無償割当てのための基準日（ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日））に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値（気配表示を含む。なお、決済合理化法の施行日の前日より前の取引日の終値については、その100分の1の値とする。）の平均値（終値のない日数を除く。）とする。平均値の計算は、円位未満小数第1位まで算出し、その小数第1位を四捨五入する。なお、調整後取得請求権行使価額の適用開始日に先立つ45取引日目から当該適用開始日までの間に上記(a)により取得請求権行使価額を調整すべき事由が生じた場合には、調整後取得請求権行使価額は上記(a)に準じて調整される。
(d) 取得請求権行使価額調整式で使用する「調整前取得請求権行使価額」は、調整後取得請求権行使価額の適用開始日の前日において有効な取得請求権行使価額とする。	(d) 取得請求権行使価額調整式で使用する「調整前取得請求権行使価額」は、調整後取得請求権行使価額の適用開始日の前日において有効な取得請求権行使価額とする。

現 行 発 行 要 項	変　　更　　案
(e) 取得請求権行使価額調整式で使用する「既発行普通株式数」は、権利を有する株主を確定するための基準日がある場合はその日、権利を有する株主を確定するための基準日がない場合は調整後取得請求権行使価額の適用開始日の1か月前の日における当会社の発行済普通株式数（ただし、普通株式に係る自己株式数を除く。）とする。	(e) 取得請求権行使価額調整式で使用する「既発行普通株式数」は、権利を有する株主を確定するための基準日がある場合はその日、権利を有する株主を確定するための基準日がない場合は調整後取得請求権行使価額の適用開始日の1か月前の日における当会社の発行済普通株式数（ただし、普通株式に係る自己株式数を除く。）とする。
(f) 取得請求権行使価額調整式で使用する「普通株式1株あたりの払込金額」は、それぞれ、上記(a)(i)の場合には当該払込金額（金銭以外の財産による払込の場合には、取締役会が適切と判断する独立の第三者（証券会社、銀行等）により評価されたかかる払込の適正市場価格）、上記(a)(ii)の場合には0円、上記(a)(iii)の場合には普通株式1株あたりの当該取得請求権行使価額または普通株式1株あたりの新株予約権の払込金額および行使に際しての払込金額の合計額とする。	(f) 取得請求権行使価額調整式で使用する「普通株式1株あたりの払込金額」は、それぞれ、上記(a)(i)の場合には当該払込金額（金銭以外の財産による払込の場合には、取締役会が適切と判断する独立の第三者（証券会社、銀行等）により評価されたかかる払込の適正市場価格）、上記(a)(ii)の場合には0円、上記(a)(iii)の場合には普通株式1株あたりの当該取得請求権行使価額または普通株式1株あたりの新株予約権の払込金額および行使に際しての払込金額の合計額とする。
(g) 本③（上記(c)を除く。）において「普通株式」とは、普通株式、および(i)剰余金の配当または残余財産分配における優先権がなく、かつ(ii)償還可能ではない株式が含まれるものとする。	(g) 本③（上記(c)を除く。）において「普通株式」とは、普通株式、および(i)剰余金の配当または残余財産分配における優先権がなく、かつ(ii)償還可能ではない株式が含まれるものとする。

現行発行要項	変　更　案
④上記③により取得請求権行使価額の調整を行う場合には、下限取得請求権行使価額についても、取得請求権行使価額調整式を、「取得請求権行使価額」を「下限取得請求権行使価額」に置き換えた上で適用して同様の調整を行い、上記③(b)により取得請求権行使価額の調整を行う場合には、下限取得請求権行使価額についても取締役会が適当と判断する価額に変更される。取締役会は、誠実にかつ合理的な方法により、かかる調整を決定する。下限取得請求権行使価額の調整は、上記③(b)に基づく取得請求権行使価額の調整と同時に有効になるものとする。	④上記③により取得請求権行使価額の調整を行う場合には、下限取得請求権行使価額についても、取得請求権行使価額調整式を、「取得請求権行使価額」を「下限取得請求権行使価額」に置き換えた上で適用して同様の調整を行い、上記③(b)により取得請求権行使価額の調整を行う場合には、下限取得請求権行使価額についても取締役会が適当と判断する価額に変更される。取締役会は、誠実にかつ合理的な方法により、かかる調整を決定する。下限取得請求権行使価額の調整は、上記③(b)に基づく取得請求権行使価額の調整と同時に有効になるものとする。
⑤各回本優先株式の取得と引換えに交付すべき普通株式数の算定方法 各回本優先株式の取得と引換えに交付すべき当会社の普通株式数は次のとおりとする。	⑤各回本優先株式の取得と引換えに交付すべき普通株式数の算定方法 各回本優先株式の取得と引換えに交付すべき当会社の普通株式数は次のとおりとする。
$\text{各回本優先株式の取得と引換えに交付すべき普通株式数} = \frac{\text{各回本優先株主が取得請求権行使のために提出した各回本優先株式の払込金額総額}}{\text{取得請求権行使価額}}$	$\text{各回本優先株式の取得と引換えに交付すべき普通株式数} = \frac{\text{各回本優先株主が取得請求権行使のために提出した各回本優先株式の払込金額総額}}{\text{取得請求権行使価額}}$
各回本優先株式の取得と引換えに交付すべき普通株式数の算出に当って1株に満たない端数は、会社法第167条第3項の規定によりこれを取り扱う。	各回本優先株式の取得と引換えに交付すべき普通株式数の算出に当って1株に満たない端数は、会社法第167条第3項の規定によりこれを取り扱う。また、この算出に当って単元未満株式が生じたときは、単元未満株式の買取請求権が行使されたものとし、現金精算する。
なお、本⑤に従う限り、いかなる数の各回本優先株式を有していたとしても、その各回優先株主1人が行う1回の取得請求により、普通株式1株に満たない部分は1つより多くは生じない。	なお、本⑤に従う限り、いかなる数の各回本優先株式を有していたとしても、その各回優先株主1人が行う1回の取得請求により、普通株式1単元に満たない部分は1つより多くは生じない。

現 行 発 行 要 項	変　更　案
⑥各回本優先株式の取得と引換えに交付する株式の内容 株式会社三井住友フィナンシャルグループ普通株式 ⑦取得請求受付場所 東京都千代田区丸の内１丁目４番４号 住友信託銀行株式会社　証券代行部 ⑧取得請求の効力発生 取得請求の効力は、取得請求書および各回本優先株式の株券が上記⑦の取得請求受付場所に到着した日に発生する。 (3) 一斉取得 当会社は、取得請求期間中に取得の請求がなされなかった各回本優先株式については、同期間の末日の翌日（以下、「一斉取得日」という。）をもって、各回本優先株式１株の払込金額を一斉取得日に先立つ45取引日目に始まる30取引日の東京証券取引所における当会社の普通株式の普通取引の毎日の終値（気配表示を含む。）の平均値（終値のない日数を除く。）で除して得られる数の普通株式の交付と引換えに取得する。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円を下回るときは、各回本優先株式１株の払込金額を500,000円で除して得られる数の普通株式の交付と引換えに取得する。 かかる普通株式数の算出に当って１株に満たない端数が生じたときは、会社法第234条の規定によりこれを取り扱う。	⑥各回本優先株式の取得と引換えに交付する株式の内容 株式会社三井住友フィナンシャルグループ普通株式 ⑦取得請求受付場所 東京都千代田区丸の内１丁目４番４号 住友信託銀行株式会社　証券代行部 ⑧取得請求の効力発生 取得請求の効力は、取得請求書および各回本優先株式の株券が上記⑦の取得請求受付場所に到着した日に発生する。 (3) 一斉取得 当会社は、取得請求期間中に取得の請求がなされなかった各回本優先株式については、同期間の末日の翌日（以下、「一斉取得日」という。）をもって、各回本優先株式１株の払込金額を一斉取得日に先立つ45取引日目に始まる30取引日の東京証券取引所における当会社の普通株式の普通取引の毎日の終値（気配表示を含む。）の平均値（終値のない日数を除く。）で除して得られる数の普通株式の交付と引換えに取得する。平均値の計算は円位未満小数第１位まで算出し、その小数第１位を四捨五入する。ただし、当該平均値が5,000円を下回るときは、各回本優先株式１株の払込金額を5,000円で除して得られる数の普通株式の交付と引換えに取得する。 かかる普通株式数の算出に当って１株に満たない端数が生じたときは、会社法第234条の規定によりこれを取り扱う。
	附　則 経過措置
（新　設）	1.　変更後の各項の規定は、決済合理化法の施行日の前日から実施する。
（新　設）	2.　16. (2)③に定める取得請求権行使価額の調整は、決済合理化法の施行日の前日を効力発生日とする株式の分割については適用しない。

第３号議案　取締役５名選任の件

本総会終結の時をもって、取締役 北山禎介、同 遠藤 修、同 横山禎徳の３氏が任期満了となり、また、取締役 西山 茂氏が辞任されますので、この際取締役５名の選任をお願いいたしたいと存じます。

取締役候補者は、次のとおりであります。

候補者番号	氏名 生年月日	略歴、当社における地位及び担当並びに他の法人等の代表状況	所有する当社の株式の種類及び数
①	きたやま　ていすけ 北 山 禎 介 昭和21年10月26日生	昭和44年４月　株式会社三井銀行入行 平成９年６月　株式会社さくら銀行取締役 平成11年６月　同取締役辞任 平成11年６月　同執行役員 平成12年４月　同常務執行役員 平成12年６月　同常務取締役兼常務執行役員 平成13年４月　株式会社三井住友銀行常務取締役兼常務執行役員 平成15年６月　当社専務執行役員 株式会社三井住友銀行専務取締役兼専務執行役員 平成16年４月　当社副社長執行役員 平成16年６月　株式会社三井住友銀行取締役辞任 平成16年６月　当社取締役副社長 平成17年６月　同取締役社長（現任） 株式会社三井住友銀行取締役会長（現任） （他の法人等の代表状況） 株式会社三井住友銀行 取締役会長	普通株式 22 株

候補者番号	氏名 生年月日	略歴、当社における地位及び担当並びに他の法人等の代表状況	所有する当社の株式の種類及び数
②	えんどう おさむ 遠藤 修 昭和24年12月1日生	昭和47年4月 株式会社三井銀行入行 平成12年4月 株式会社さくら銀行執行役員 平成13年4月 株式会社三井住友銀行執行役員 平成15年6月 同常務執行役員 平成17年6月 同常務取締役兼常務執行役員 平成18年4月 当社専務執行役員 株式会社三井住友銀行取締役兼専務執行役員 平成18年6月 当社取締役（現任） 平成19年4月 株式会社三井住友銀行取締役兼副頭取執行役員（現任） (担当) コンシューマービジネス統括部担当役員 (他の法人等の代表状況) 株式会社三井住友銀行 取締役兼副頭取執行役員	普通株式 12 株
③	にしお ひろき 西尾 弘樹 昭和26年6月6日生	昭和49年4月 株式会社三井銀行入行 平成13年4月 株式会社三井住友銀行執行役員 平成17年6月 同常務執行役員 平成19年4月 同取締役兼専務執行役員 平成20年4月 当社専務執行役員（現任） 株式会社三井住友銀行取締役（現任） (担当) 監査部担当役員	普通株式 20 株
④	ふじい じゅんすけ 藤井 順輔 昭和27年12月22日生	昭和51年4月 株式会社住友銀行入行 平成14年12月 当社人事部長 平成15年6月 株式会社三井住友銀行執行役員 平成18年4月 同常務執行役員（現任） 平成20年4月 当社常務執行役員（現任） (担当) 総務部、人事部、リスク統括部担当役員	普通株式 12 株

候補者番号	氏名 生年月日	略歴、当社における地位及び担当並びに他の法人等の代表状況	所有する当社の株式の種類及び数
⑤	よこやま よしのり 横山 禎徳 昭和17年9月16日生	昭和41年4月　前川國男建築設計事務所入所 昭和48年9月　デイビス・ブロディ アンド アソシエーツ入所 昭和50年9月　マッキンゼー・アンド・カンパニー・インク入社 昭和62年7月　同社ディレクター（シニア・パートナー） 平成14年6月　同社退職 平成14年6月　オリックス株式会社取締役（現任） 平成15年4月　株式会社産業再生機構監査役 平成18年6月　当社取締役（現任） 株式会社三井住友銀行取締役（現任）	—

注　横山禎徳氏は、社外取締役候補者であります。

1. 横山禎徳氏は、会社経営に対する高い識見を有しており、当社といたしましては、同氏が、当社の社外取締役に適任であると判断し、選任をお願いするものであります。
2. 横山禎徳氏は、平成18年6月より、1年11ヵ月間、当社の取締役に就任しております。
3. 当社は、横山禎徳氏との間に、会社法第427条第1項の規定により、1,000万円または同項における最低責任限度額のいずれか高い額を限度として、同法第423条第1項の賠償責任を限定する契約を締結しております。

第４号議案　監査役２名選任の件

本総会終結の時をもって、監査役 荒木 浩氏が任期満了となり、また、監査役 小林貞雄氏が辞任されますので、この際監査役２名の選任をお願いいたしたいと存じます。

監査役候補者は、次のとおりであります。

なお、本議案につきましては、監査役会の同意を得ております。

候補者番号	氏名 生年月日	略歴並びに当社における地位及び担当	所有する当社の株式の種類及び数
①	やまぐち　ようじ 山口洋二 昭和30年６月14日生	昭和53年４月　株式会社三井銀行入行 平成14年４月　株式会社三井住友銀行管理部秘書室長 平成16年４月　同日比谷法人営業部長 平成16年７月　同日比谷法人営業第一部長 平成18年４月　当社総務部部付部長 株式会社三井住友銀行管理部長 平成20年４月　同本店上席推進役（現任）	普通株式 ４株
②	あらき　ひろし 荒木浩 昭和６年４月18日生	昭和29年４月　東京電力株式会社入社 平成５年６月　同社取締役社長 平成11年６月　同社取締役会長 平成14年９月　同社顧問（現任） 平成16年６月　当社監査役（現任） 平成18年６月　株式会社三井住友銀行監査役（現任）	―

注　荒木 浩氏は、社外監査役候補者であります。

1. 荒木 浩氏は、会社経営に対する高い識見を有しており、当社といたしましては、同氏が、当社の社外監査役に適任であると判断し、選任をお願いするものであります。
2. 荒木 浩氏は、鹿島建設株式会社の社外監査役に就任しておりますが、同社は、新潟市発注の工事を巡り、平成16年７月、独占禁止法に基づく排除勧告を受け、平成18年７月、建設業法に基づく営業停止処分を受けました。
また、防衛施設庁発注の工事を巡り、平成18年３月、同社社員が競売入札妨害罪による略式命令を受け、これに伴い、同社は、平成18年５月、建設業法に基づく営業停止処分を受けましたほか、平成19年６月、独占禁止法に基づく排除措置命令及び課徴金納付命令を受け、平成19年10月、建設業法に基づく営業停止処分を受けました。
更に、同社は、平成19年10月、名古屋市発注の工事を巡り、独占禁止法違反の有罪判決を受け、平成19年11月、同法による排除措置命令及び課徴金納付命令を受けましたほか、平成20年１月、建設業法に基づく営業停止処分を受けました。
荒木 浩氏は、これらの事件の判明まで、当該事実を認識しておりませんでしたが、日頃から、他の監査役とともに、取締役会及び監査役会等を通じて、独占禁止法を含む各法令の遵守状況を監視し、法令に違背する業務執行がなされることのないよう努めてきました。事件判明後は、事実を調査し、原因を究明するとともに、監査役会等を通じて、再発防止策等が十分機能しているかを点検するなどして、監査役としての職務を遂行しております。
3. 荒木 浩氏は、平成16年６月より、３年11ヵ月間、当社の監査役に就任しております。
4. 当社は、荒木 浩氏との間に、会社法第427条第１項の規定により、1,000万円または同項における最低責任限度額のいずれか高い額を限度として、同法第423条第１項の賠償責任を限定する契約を締結しております。

第５号議案　役員賞与支給の件

当事業年度末時点の取締役９名のうち社外取締役を除く６名、当事業年度末時点の監査役５名のうち社外監査役を除く２名に対し、当事業年度の業績等を総合的に勘案いたしまして、取締役については総額49,180千円、監査役については総額10,560千円の役員賞与を支給いたしたいと存じます。また、各取締役及び各監査役に対する支給金額は、取締役については取締役会に、監査役については監査役の協議によることにご一任願いたいと存じます。

第６号議案　取締役及び監査役の報酬等の額改定の件

現在の取締役及び監査役の報酬額は、当社設立に係る平成14年９月開催の株式会社三井住友銀行の臨時株主総会（各種類株式に係る種類株主総会を含みます）において、取締役が月額40百万円以内、監査役が月額15百万円以内として、それぞれご決議をいただいたものであります。

先般の会社法（平成17年７月26日法律第86号）の施行に伴い、取締役賞与及び監査役賞与は報酬等に含まれることになりましたので、今後は取締役賞与及び監査役賞与を報酬等の額の範囲内で支給することといたしたく、報酬等の額の基準を月額から各事業年度を対象とする年額に改めるとともに、経済情勢の変化その他諸般の事情を総合的に勘案いたしまして、取締役の報酬等の額を年額480百万円以内（うち社外取締役30百万円以内）、監査役の報酬等の額を年額180百万円以内と改定させていただきたいと存じます。

なお、現在の取締役の員数は８名（うち社外取締役３名）、監査役の員数は５名でありますが、第３号議案及び第４号議案のご承認が得られますと、本総会終結の時における取締役の員数は９名（うち社外取締役３名）、監査役の員数は５名となります。

第７号議案　退任取締役及び退任監査役に対し退職慰労金贈呈の件

先に取締役を辞任されました種橋潤治氏及び本総会終結の時をもって辞任されます取締役西山 茂氏並びに本総会終結の時をもって辞任されます監査役 小林貞雄氏の以上３氏に対し、株主の皆さまのご賛同を得て当社役員退職慰労金規程に基づき退職慰労金を贈呈いたしたいと存じます。また、その具体的金額、贈呈の時期、方法等は、退任取締役については取締役会に、退任監査役については監査役の協議によることにご一任願いたいと存じます。

なお、当社役員退職慰労金規程につきましては、本店に備え置き株主の皆さまの閲覧に供しております。

各氏の略歴は、次のとおりであります。

氏　名	略　歴
種橋潤治（たねはし じゅんじ）	平成17年６月　当社取締役 平成20年４月　同取締役辞任
西山　茂（にしやま しげる）	平成17年６月　当社取締役 平成18年６月　同取締役副社長 平成20年４月　同取締役
小林貞雄（こばやし さだお）	平成15年６月　当社常任監査役

以　上

〔株主総会会場ご案内略図〕



N
（至神保町、新御茶ノ水）
（至淡路町）
（至神田）
（至神保町）
（至三越前）
（至竹橋）
（至日本橋）
千代田線大手町駅
丸ノ内線大手町駅
半蔵門線大手町駅
大手町ビル
大手センタービル
大手町ファーストスクエア
永代通り
東西線大手町駅
会場入口
AIGビル
都営三田線大手町駅
株式会社三井住友銀行
大手町本部ビル
皇居外苑
お濠
東京海上日動ビル新館
新丸の内ビル
丸ノ内線東京駅
丸の内北口
JR東京駅
日比谷通り
（至日比谷）
（至銀座）
（至新橋）

最寄りの駅　J　R　東京駅（丸の内北口）

地下鉄
- 都営三田線　大手町駅
- 千代田線　大手町駅
- 東西線　大手町駅
- 半蔵門線　大手町駅
- 丸ノ内線　大手町駅、東京駅

お願い：駐車場の用意はいたしておりませんので、お車でのご来場はご遠慮くださいますようお願い申し上げます。



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SOY INK

Washington, DC
103

平成20年６月27日

株主の皆さまへ

東京都千代田区有楽町一丁目１番２号
株式会社　三井住友フィナンシャルグループ
取締役社長　北　山　禎　介

定時株主総会決議ご通知

拝啓　ますますご清栄のこととお喜び申し上げます。
さて、本日開催の当社第６期定時株主総会におきまして、下記のとおり報告並びに決議されましたのでご通知申し上げます。

敬　具

記

報告事項

1. 平成19年４月１日より平成20年３月31日に至る第６期事業報告の内容、連結計算書類の内容並びに連結計算書類に係る会計監査人及び監査役会の監査結果報告の件
本件は、その内容を報告いたしました。

2. 平成19年４月１日より平成20年３月31日に至る第６期計算書類の内容報告の件
本件は、その内容を報告いたしました。

決議事項

第１号議案　剰余金の処分の件
本件は、原案どおり承認可決され、当事業年度末の普通株式の配当金につきましては、１株につき7,000円（当事業年度を通じての配当金は12,000円）と決定いたしました。
また、第四種優先株式及び第六種優先株式の配当金につきましては、それぞれ１株につき所定の67,500円及び44,250円と決定いたしました。

第２号議案　定款等一部変更の件
本件は、平成21年１月に予定されている「株券電子化」に伴い、端株の整理を行うため、普通株式１株を100株に分割するとともに、普通株式につき単元株式数を100株とする単元株制度を採用するべく、定款等を変更するものでありますが、原案どおり承認可決されました。

第３号議案　取締役５名選任の件
本件は、取締役に北山禎介、遠藤　修、横山禎徳の３氏が再選され就任、新たに西尾弘樹、藤井順輔の両氏が選任され就任いたしました。
なお、取締役　横山禎徳氏は、社外取締役であります。

第４号議案　監査役２名選任の件
本件は、監査役に荒木　浩氏が再選され就任、新たに山口洋二氏が選任され就任いたしました。
なお、監査役　荒木　浩氏は、社外監査役であります。

第５号議案　役員賞与支給の件
本件は、原案どおり承認可決されました。

第６号議案　取締役及び監査役の報酬等の額改定の件
本件は、原案どおり承認可決されました。

第７号議案　退任取締役及び退任監査役に対し退職慰労金贈呈の件
本件は、退任取締役　種橋潤治氏及び西山　茂氏並びに退任監査役小林貞雄氏の以上３氏に対し、当社役員退職慰労金規程に基づき退職慰労金を贈呈することとし、その具体的金額、贈呈の時期、方法等は、退任取締役については取締役会に、退任監査役については監査役の協議に一任することに承認可決されました。

以　上

配当金のお支払いについて

第６期年度末配当金について振込先をご指定の方には、「年度末配当金計算書」並びに「配当金のお振込先について」を、それ以外の方には、「年度末配当金領収証」を同封ご送付いたしますので、お受け取りくださいますようお願い申し上げます。

〈お問合せ先〉
住友信託銀行株式会社　証券代行部
0120－176－417（フリーダイヤル）


PRINTED WITH
SOY INK

Section
AUG 18 2008
Washington, DC
103

第 6 期 決 算 公 告

平成20年6月30日

東京都千代田区有楽町一丁目1番2号
株式会社三井住友フィナンシャルグループ
取締役社長　北 山 禎 介

第6期末(平成20年3月31日現在)貸借対照表

(単位:百万円)

科目	金額	科目	金額
(資産の部)		(負債の部)	
流動資産	**68,956**	**流動負債**	**1,052,242**
現金及び預金	53,735	短期借入金	1,049,030
前払費用	21	未払金	223
繰延税金資産	359	未払費用	173
未収収益	56	未払法人税等	1,539
未収還付法人税等	14,267	未払事業所税	4
その他	515	賞与引当金	81
		役員賞与引当金	74
		その他	1,114
固定資産	**3,952,260**	**固定負債**	**225**
有形固定資産	**4**	役員退職慰労引当金	225
建物	0	**負債合計**	**1,052,468**
器具及び備品	4	(純資産の部)	
無形固定資産	**9**	**株主資本**	**2,968,749**
ソフトウェア	9	**資本金**	**1,420,877**
投資その他の資産	**3,952,246**	**資本剰余金**	**930,386**
関係会社株式	3,950,642	資本準備金	642,355
繰延税金資産	1,603	その他資本剰余金	288,031
		利益剰余金	**700,679**
		その他利益剰余金	700,679
		別途積立金	30,420
		繰越利益剰余金	670,259
		自己株式	**△ 83,194**
		純資産合計	**2,968,749**
資産合計	**4,021,217**	**負債及び純資産合計**	**4,021,217**

第６期（平成19年４月１日から平成20年３月31日まで）損益計算書

（単位：百万円）

科目	金額	
営業収益		
関係会社受取配当金	89,693	
関係会社受入手数料	21,944	**111,637**
営業費用		
販売費及び一般管理費	6,246	**6,246**
営業利益		**105,391**
営業外収益		
受取利息	298	
受入手数料	14	
その他	153	**466**
営業外費用		
支払利息	11,012	
支払手数料	1,263	
関係会社株式評価損	4,518	**16,794**
経常利益		**89,063**
税引前当期純利益		**89,063**
法人税、住民税及び事業税	5,470	
法人税等調整額	618	6,088
当期純利益		**82,975**

<重要な会計方針に係る事項に関する注記>

1.　有価証券の評価基準及び評価方法
子会社株式及び関連会社株式・・移動平均法による原価法により行っております。

2.　固定資産の減価償却の方法
(1)　有形固定資産
.　定率法（ただし、建物については定額法）を採用しております。

平成19年度税制改正に伴い、平成19年４月１日以後に取得した有形固定資産については、改正後の法人税法に基づく償却方法により減価償却費を計上しております。これによる貸借対照表等に与える影響は軽微であります。

(2)　無形固定資産
自社利用のソフトウェアについては、社内における利用可能期間（５年）に基づく定額法により償却しております。

3.　外貨建の資産及び負債の本邦通貨への換算基準
外貨建資産及び負債については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として決算日の為替相場による円換算額を付しております。

4.　引当金の計上基準
(1)　賞与引当金
賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当事業年度に帰属する額を計上しております。
(2)　役員賞与引当金
役員賞与引当金は、役員（執行役員を含む、以下同じ。）に対する賞与の支払いに備えるため、役員に対する賞与の支給見込額のうち、当事業年度に帰属する額を計上しております。
(3)　役員退職慰労引当金
役員退職慰労引当金は、役員に対する退職慰労金の支払いに備えるため、内規に基づく当事業年度末の要支給額を計上しております。

5.　リース取引の処理方法
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

6.　消費税等の会計処理
消費税及び地方消費税の会計処理は、税抜方式によっております。

＜会計方針の変更＞

（金融商品に関する会計基準）
「金融商品に関する会計基準」（企業会計基準第10号）及び「金融商品会計に関する実務指針」（日本公認会計士協会会計制度委員会報告第14号）等における有価証券の範囲に関する規定が平成19年６月15日付及び同７月４日付で一部改正され、金融商品取引法の施行日以後に終了する事業年度から適用されることになったことに伴い、当事業年度から改正会計基準及び実務指針を適用しております。

＜貸借対照表に関する注記＞

1. 記載金額は、百万円未満を切り捨てて表示しております。
2. 有形固定資産の減価償却累計額　　8百万円
3. 保証債務
   株式会社三井住友銀行デュッセルドルフ支店の対顧預金払い戻しに関し、ドイツ銀行協会預金保険基金に対して80,319百万円の保証を行っております。
4. 関係会社に対する短期金銭債権　　53,814百万円
   関係会社に対する短期金銭債務　　1,049,127百万円

＜損益計算書に関する注記＞

1. 記載金額は、百万円未満を切り捨てて表示しております。
2. 関係会社との取引高

営業収益	111,637百万円
営業費用	500百万円
営業取引以外の取引高	112,405百万円

＜税効果会計に関する注記＞

繰延税金資産の発生の主な原因別の内訳

繰延税金資産		
子会社株式	1,202,944	百万円
その他	3,909	百万円
繰延税金資産小計	1,206,854	百万円
評価性引当額	△ 1,204,891	百万円
繰延税金資産合計	1,962	百万円
繰延税金資産の純額	1,962	百万円

＜リースにより使用する固定資産に関する注記＞

貸借対照表に計上した固定資産のほか、事務用機器の一部については、リース契約により使用しております。

＜１株当たり情報に関する注記＞

１株当たり純資産額	339,454円71銭
１株当たり当期純利益	9,134円13銭

連結貸借対照表（平成20年3月31日現在）

（単位：百万円）

科目	金額	科目	金額
（資産の部）		（負債の部）	
現金預け金	5,017,325	預金	72,690,624
コールローン及び買入手形	595,802	譲渡性預金	3,078,149
買現先勘定	357,075	コールマネー及び売渡手形	2,638,142
債券貸借取引支払保証金	1,940,170	売現先勘定	1,832,467
買入金銭債権	1,153,070	債券貸借取引受入担保金	5,732,042
特定取引資産	4,123,611	特定取引負債	2,671,316
金銭の信託	7,329	借用金	4,279,034
有価証券	23,517,501	外国為替	301,123
貸出金	62,144,874	短期社債	769,100
外国為替	893,567	社債	3,969,308
その他資産	4,951,587	信託勘定借	80,796
有形固定資産	820,411	その他負債	3,916,427
建物	235,729	賞与引当金	29,267
土地	463,225	役員賞与引当金	1,171
建設仮勘定	3,755	退職給付引当金	38,701
その他の有形固定資産	117,700	役員退職慰労引当金	7,998
無形固定資産	332,525	預金払戻引当金	10,417
ソフトウェア	141,419	特別法上の引当金	1,118
のれん	178,645	繰延税金負債	52,046
その他の無形固定資産	12,460	再評価に係る繰延税金負債	47,446
リース資産	1,425,097	支払承諾	4,585,141
繰延税金資産	985,528	負債の部合計	106,731,842
支払承諾見返	4,585,141	（純資産の部）	
貸倒引当金	△ 894,702	資本金	1,420,877
		資本剰余金	57,826
		利益剰余金	1,740,610
		自己株式	△ 123,989
		株主資本合計	3,095,324
		その他有価証券評価差額金	550,648
		繰延ヘッジ損益	△ 75,233
		土地再評価差額金	34,910
		為替換算調整勘定	△ 27,323
		評価・換算差額等合計	483,002
		新株予約権	43
		少数株主持分	1,645,705
		純資産の部合計	5,224,076
資産の部合計	111,955,918	負債及び純資産の部合計	111,955,918

連結損益計算書

（平成19年4月 1日から 平成20年3月31日まで）

（単位：百万円）

科目	金額	
経常収益		4,623,545
資金運用収益	2,145,451	
貸出金利息	1,557,823	
有価証券利息配当金	333,255	
コールローン利息及び買入手形利息	26,014	
買現先利息	7,044	
債券貸借取引受入利息	7,032	
預け金利息	101,120	
その他の受入利息	113,160	
信託報酬	3,752	
役務取引等収益	704,283	
特定取引収益	469,571	
その他業務収益	1,212,635	
リース料収入	501,481	
割賦売上高	344,563	
その他の業務収益	366,590	
その他経常収益	87,850	
経常費用		3,792,384
資金調達費用	935,067	
預金利息	495,690	
譲渡性預金利息	51,103	
コールマネー利息及び売渡手形利息	23,529	
売現先利息	7,404	
債券貸借取引支払利息	45,499	
借用金利息	47,862	
短期社債利息	4,105	
社債利息	90,945	
その他の支払利息	168,926	
役務取引等費用	92,289	
その他業務費用	1,392,089	
賃貸原価	438,856	
割賦原価	310,644	
その他の業務費用	642,588	
営業経費	978,896	
その他経常費用	394,041	
貸倒引当金繰入額	71,278	
その他の経常費用	322,763	
経常利益		831,160
特別利益		115,495
固定資産処分益	10,988	
償却債権取立益	1,355	
金融商品取引責任準備金取崩額	18	
その他の特別利益	103,133	
特別損失		17,700
固定資産処分損	12,538	
減損損失	5,161	
金融商品取引責任準備金繰入額	0	
税金等調整前当期純利益		928,955
法人税、住民税及び事業税		103,900
法人税等調整額		282,538
少数株主利益		80,980
当期純利益		461,536

(1)連結の範囲に関する事項

①連結される子会社及び子法人等　　２６８社

主要な会社名　株式会社三井住友銀行
三井住友カード株式会社
三井住友ファイナンス＆リース株式会社
株式会社日本総合研究所
ＳＭＢＣフレンド証券株式会社
株式会社クオーク
ＳＭＢＣファイナンスサービス株式会社
株式会社みなと銀行
株式会社関西アーバン銀行
Sumitomo Mitsui Banking Corporation Europe Limited
SMBC Capital Markets, Inc.

なお、株式会社クオーク他３２社は議決権の所有割合の増加等により、エムジーリース株式会社他７５社は三井住友銀リース株式会社と住商リース株式会社の合併により、当連結会計年度から連結される子会社及び子法人等としております。

ＳＭＦＧ企業再生債権回収株式会社他５社は清算等により子会社及び子法人等でなくなったため、当連結会計年度より連結される子会社及び子法人等から除外しております。

また、エスエムエルシー・アントリア株式会社他１５社は匿名組合方式による賃貸事業を行う営業者となったため、当連結会計年度より連結される子会社から除外し、持分法非適用の非連結の子会社としております。

②非連結の子会社及び子法人等

主要な会社名　SBCS Co.,Ltd.

子会社エスエムエルシー・マホガニー有限会社他２３７社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、会社計算規則第９５条第１項ただし書第２号により、連結の範囲から除外しております。

また、SBCS Co.,Ltd.他の非連結の子法人等の総資産、経常収益、当期純損益(持分に見合う額) 及び利益剰余金 (持分に見合う額) 等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

(2)持分法の適用に関する事項

①持分法適用の非連結の子法人等　３社

主要な会社名　SBCS Co.,Ltd.

②持分法適用の関連法人等　　７１社

主要な会社名　住友三井オートサービス株式会社
大和証券エスエムビーシー株式会社
大和住銀投信投資顧問株式会社
プロミス株式会社
株式会社セントラルファイナンス
株式会社オーエムシーカード

株式会社セントラルファイナンス他２４社は株式取得等により、当連結会計年度より持分法適用の関連法人等としております。

また、株式会社クオーク他２社は連結される子法人等となったため、ＮＩＦキャピタルマネジメント株式会社他９社は合併等により、当連結会計年度より持分法適用の関連法人等から除外しております。

③持分法非適用の非連結の子会社

子会社エスエムエルシー・マホガニー有限会社他２３７社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、会社計算規則第１０１条第１項ただし書第２号により、持分法非適用としております。

④持分法非適用の関連法人等

主要な会社名　Daiwa SB Investments(USA)Ltd.

持分法非適用の関連法人等の当期純損益(持分に見合う額) 及び利益剰余金 (持分に見合う額) 等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

①連結される子会社及び子法人等の決算日は次のとおりであります。

６月末日	６社
７月末日	２社
９月末日	７社
１０月末日	２社
１１月末日	２社
１２月末日	１２２社
１月末日	７社
２月末日	６社
３月末日	１１４社

②７月末日、９月末日、１１月末日及び１月末日を決算日とする連結される子会社及び子法人等は３月末日現在、
６月末日を決算日とする連結される子会社は１２月末日及び３月末日現在、
１０月末日を決算日とする連結される子会社及び子法人等については１月末日及び３月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結される子会社及び子法人等についてはそれぞれの決算日の財務諸表により連結しております。
連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。

(4)連結される子会社及び子法人等の資産及び負債の評価に関する事項

連結される子会社及び子法人等の資産及び負債の評価については、全面時価評価法を採用しております。

(5)のれん及び負ののれんの償却に関する事項

ＳＭＢＣフレンド証券株式会社及び三井住友ファイナンス＆リース株式会社に係るのれんは２０年間の均等償却、三井住友銀リース株式会社に係るのれんは５年間の均等償却、その他については発生年度に全額償却しております。

<会計処理基準に関する事項>

1．特定取引資産・負債の評価基準及び収益・費用の計上基準

金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。

また、特定取引収益及び特定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。

2．有価証券の評価基準及び評価方法

(1)　有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社・子法人等株式及び持分法非適用の関連法人等株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前１カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。

なお、その他有価証券の評価差額については、全部純資産直入法により処理しております。

(2)　金銭の信託において信託財産を構成している有価証券の評価は、上記(1)及び(2)①と同じ方法により行っております。

3．デリバティブ取引の評価基準及び評価方法

デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。

なお、一部の連結される在外子会社及び子法人等においては、現地の会計基準に従って処理しております。

4．減価償却の方法

(1)有形固定資産及びリース資産

当社及び連結される子会社である三井住友銀行の有形固定資産の減価償却は、定額法（ただし、動産については定率法）を採用しております。また、主な耐用年数は次のとおりであります。

建　物　７年～50年

動　産　２年～20年

その他の連結される子会社及び子法人等の有形固定資産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。

なお、平成19年度税制改正に伴い、平成19年４月１日以後に取得した有形固定資産については、改正後の法人税法に基づく償却方法により減価償却費を計上しております。これによる連結貸借対照表等に与える影響は軽微であります。

また、当連結会計年度より、平成19年３月31日以前に取得した有形固定資産については、償却可能限度額に達した連結会計年度の翌連結会計年度以後、残存簿価を５年間で均等償却しております。これによる連結貸借対照表等に与える影響は軽微であります。

(2)無形固定資産

無形固定資産は、定額法により償却しております。なお、自社利用のソフトウェアについては、当社並びに連結される国内子会社及び子法人等における利用可能期間(主として５年)に基づいて償却しております。

5．貸倒引当金の計上基準

主要な連結される子会社及び子法人等の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者（以下、「破綻懸念先」という。）に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。

なお、連結される子会社である三井住友銀行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が３カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法（ＤＣＦ法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。

上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

当社並びにその他の連結される子会社及び子法人等の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不

能見込額をそれぞれ計上しております。
なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は 518,594百万円であります。

6．賞与引当金の計上基準
賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。

7．役員賞与引当金の計上基準
役員賞与引当金は、役員（執行役員を含む、以下同じ。）への賞与の支払いに備えるため、役員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。

8．退職給付引当金の計上基準
退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当連結会計年度末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務	その発生時の従業員の平均残存勤務期間内の一定の年数（主として９年）による定額法により損益処理
数理計算上の差異	各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として９年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理

9．役員退職慰労引当金の計上基準
役員退職慰労引当金は、役員に対する退職慰労金の支払いに備えるため、内規に基づく当連結会計年度末の要支給額を計上しております。

10．預金払戻引当金の計上基準
預金払戻引当金は、一定の条件を満たし負債計上を中止した預金について、預金者からの払戻請求に備えるため、過去の払戻実績に基づく将来の払戻損失見込額を計上しております。負債計上を中止した預金の預金者への払戻については、従来は払戻時に損失処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」（日本公認会計士協会　監査・保証実務委員会報告第42号）が平成19年４月13日付で公表されたことを踏まえ、当連結会計年度より過去の払戻実績に基づく将来の払戻損失見込額を引き当てる方法に変更しております。
この結果、従来の方法によった場合に比べ経常利益及び税金等調整前当期純利益は10,417百万円それぞれ減少しております。

11．特別法上の引当金の計上基準
特別法上の引当金は、金融商品取引責任準備金1,118百万円であり、有価証券の売買その他の取引又はデリバティブ取引等に関して生じた事故による損失の補てんに充てるため、金融商品取引法第46条の５及び第48条の３の規定に基づき計上しております。
なお、従来、金融先物取引法第81条及び証券取引法第51条の規定に基づき、金融先物取引責任準備金及び証券取引責任準備金を計上しておりましたが、平成19年９月30日に金融商品取引法が施行されたことに伴い、当連結会計年度から金融商品取引責任準備金として計上しております。

12．外貨建資産・負債の換算基準
当社及び連結される子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社・子法人等株式及び関連法人等株式を除き、主として連結決算日の為替相場による円換算額を付しております。
また、その他の連結される子会社及び子法人等の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。

13．リース取引の処理方法
当社並びに連結される国内子会社及び子法人等のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

14．リース取引等に関する収益及び費用の計上基準
(1) リース取引のリース料収入の計上方法
主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。
(2) 割賦販売取引の売上高及び売上原価の計上方法
主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。

15．重要なヘッジ会計の方法
(1) 金利リスク・ヘッジ
連結される子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジを適用しております。
小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。
相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。

個別ヘッジについても、当該個別ヘッジに係る有効性の評価をしております。

また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当連結会計年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は17,608百万円（税効果額控除前）、繰延ヘッジ利益の総額は13,358百万円（同前）であります。

(2)為替変動リスク・ヘッジ

連結される子会社である三井住友銀行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づく繰延ヘッジを適用しております。

これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。

また、外貨建子会社・子法人等株式及び関連法人等株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

(3)連結会社間取引等

デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間（又は内部部門間）の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。

なお、三井住友銀行以外の一部の連結される子会社及び子法人等において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。また、連結される国内リース子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第19号）に定められた処理を行っております。

16. 消費税等の会計処理

当社並びに連結される国内子会社及び子法人等の消費税及び地方消費税の会計処理は、税抜方式によっております。

<連結財務諸表作成のための基本となる重要な事項の変更>

1．連結財務諸表における税効果会計に関する実務指針

企業集団内の会社に投資（子会社株式等）を売却した場合の税効果会計について、「連結財務諸表における税効果会計に関する実務指針」（日本公認会計士協会会計制度委員会報告第６号　平成19年３月29日）の第30－2項を当連結会計年度から適用しております。この結果、従来の方法によった場合に比べ、当期純利益は18,939百万円減少しております。

2．金融商品に関する会計基準

「金融商品に関する会計基準」（企業会計基準第 10 号）及び「金融商品会計に関する実務指針」（日本公認会計士協会会計制度委員会報告第 14 号）等における有価証券の範囲に関する規定が平成 19 年６月 15 日付及び同７月４日付で一部改正され、金融商品取引法の施行日以後に終了する連結会計年度から適用されることになったことに伴い、当連結会計年度から改正会計基準及び実務指針を適用しております。

<表示方法の変更>

「銀行法施行規則」（昭和 57 年大蔵省令第 10 号）別紙様式が「銀行法施行規則等の一部を改正する内閣府令」（内閣府令第 60 号　平成 19 年８月８日）により改正され、平成 19 年９月 30 日から施行されることになったことに伴い、「特別利益」に計上しておりました「金融先物取引責任準備金取崩額」及び「証券取引責任準備金取崩額」は、当連結会計年度から「金融商品取引責任準備金取崩額」として計上しております。また、「特別損失」に計上しておりました「金融先物取引責任準備金繰入額」及び「証券取引責任準備金繰入額」は、当連結会計年度から「金融商品取引責任準備金繰入額」として計上しております。

注記事項

＜連結貸借対照表関係＞

1．記載金額は、百万円未満を切り捨てて表示しております。

2．関係会社の株式（及び出資）総額（連結子会社及び連結子法人等の株式（及び出資）を除く）　494,129百万円

3．無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計81,071百万円含まれております。

　無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は1,758,728百万円、当連結会計年度末に当該処分をせずに所有しているものは504,363百万円であります。

4．貸出金のうち、破綻先債権額は73,472百万円、延滞債権額は607,226百万円であります。

　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。

　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

5．貸出金のうち、３カ月以上延滞債権額は26,625百万円であります。

　なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

6．貸出金のうち、貸出条件緩和債権額は385,336百万円であります。

　なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。

7．破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,092,661百万円であります。

　なお、上記４．から７．に掲げた債権額は、貸倒引当金控除前の金額であります。

8．手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は807,712百万円であります。

9．担保に供している資産は次のとおりであります。

担保に供している資産	
現金預け金	158,679百万円
特定取引資産	673,261百万円
有価証券	8,334,432百万円
貸出金	952,137百万円
その他資産（延払資産等）	3,008百万円
担保資産に対応する債務	
預金	25,381百万円
コールマネー及び売渡手形	1,135,000百万円
売現先勘定	1,714,479百万円
債券貸借取引受入担保金	5,379,076百万円
特定取引負債	150,283百万円
借用金	1,447,744百万円
その他負債	14,499百万円
支払承諾	140,917百万円

　上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金7,745百万円、特定取引資産601,560百万円、有価証券3,344,984百万円、買入金銭債権427百万円及び貸出金888,532百万円を差し入れております。

　また、その他資産のうち保証金は85,979百万円、先物取引差入証拠金は11,546百万円であります。

10．当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は40,694,898百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが34,502,051百万円あります。

　なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

11．連結される子会社である三井住友銀行は、土地の再評価に関する法律（平成10年３月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年３月31日公布法律第19号）に基づき、事業用の土地の再評

価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。

また、その他の一部の連結される子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。

再評価を行った年月日

連結される子会社である三井住友銀行	平成10年３月31日及び平成14年３月31日
その他の一部の連結される子会社	平成11年３月31日、平成14年３月31日

同法律第３条第３項に定める再評価の方法

連結される子会社である三井住友銀行	土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。
その他の一部の連結される子会社	土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。

12. 有形固定資産の減価償却累計額　557,958百万円
    リース資産の減価償却累計額　2,356,863百万円
13. 有形固定資産の圧縮記帳額　66,936百万円
14. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金523,500百万円が含まれております。
15. 社債には、劣後特約付社債2,281,432百万円が含まれております。
16. 「有価証券」中の社債のうち、有価証券の私募（金融商品取引法第２条第３項）による社債に対する保証債務の額は2,179,347百万円であります。
17. １株当たりの純資産額　424,546円01銭
18. 当社の取締役及び監査役との間の取引による取締役及び監査役に対する金銭債権総額　該当ありません
19. 当社の取締役及び監査役との間の取引による取締役及び監査役に対する金銭債務総額　該当ありません
20. 連結貸借対照表に計上した固定資産のほか、事務機械等の一部については、所有権移転外ファイナンス・リース契約により使用しております。なお、詳細は以下のとおりであります。

１．取得価額相当額

動産	14,741百万円
その他	483百万円
合計	15,224百万円

２．減価償却累計額相当額

動産	6,544百万円
その他	313百万円
合計	6,858百万円

３．年度末残高相当額

動産	8,196百万円
その他	170百万円
合計	8,366百万円

４．未経過リース料年度末残高相当額

１年内	4,007百万円
１年超	4,791百万円
合計	8,798百万円

５．支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	3,914百万円
減価償却費相当額	3,702百万円
支払利息相当額	177百万円

６．減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

７．利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。

21. 当連結会計年度末の退職給付債務等は以下のとおりであります。

退職給付債務	△919,082百万円
年金資産（時価）	975,920
未積立退職給付債務	56,838
未認識数理計算上の差異	153,949
未認識過去勤務債務（債務の減額）	△37,118
連結貸借対照表計上額の純額	173,669
前払年金費用	212,370
退職給付引当金	△38,701

22. ストック・オプションに関する事項は下記のとおりであります。

(1) ストック・オプションに係る当連結会計年度における費用計上額及び科目名

営業経費　　29百万円

(2) ストック・オプションの内容、規模及びその変動状況

① 当社

(イ)ストック・オプションの内容

決議年月日	平成14年6月27日
付与対象者の区分及び人数（人）	当社及び三井住友銀行の役職員 677
ストック・オプションの数(株)　(注)	普通株式 1,620
付与日	平成14年8月30日
権利確定条件	付されていない
対象勤務期間	定めがない
権利行使期間	平成16年6月28日から平成24年6月27日まで

(注) 株式数に換算して記載しております。

(ロ)ストック・オプションの規模及びその変動状況

ストック・オプションの数（注）

決議年月日	平成14年6月27日
権利確定前（株）	
前連結会計年度末	－
付与	－
失効	－
権利確定	－
未確定残	－
権利確定後（株）	
前連結会計年度末	1,116
権利確定	－
権利行使	35
失効	－
未行使残	1,081

(注) 株式数に換算して記載しております。

単価情報

決議年月日	平成14年6月27日
権利行使価格（円）	669,775
行使時平均株価（円）	1,188,285
付与日における公正な評価単価（円）	－

② 連結される子会社である関西アーバン銀行

(イ)ストック・オプションの内容

決議年月日	平成13年6月28日	平成14年6月27日	平成15年6月27日	平成16年6月29日
付与対象者の区分及び人数（人）	役職員 45	役職員 44	役職員 65	役職員 174
ストック・オプションの数(株)　(注)	普通株式 238,000	普通株式 234,000	普通株式 306,000	普通株式 399,000
付与日	平成13年7月31日	平成14年7月31日	平成15年7月31日	平成16年7月30日
権利確定条件	付されていない	付されていない	付されていない	付されていない
対象勤務期間	定めがない	定めがない	定めがない	定めがない
権利行使期間	平成15年6月29日から平成23年6月28日まで	平成16年6月28日から平成24年6月27日まで	平成17年6月28日から平成25年6月27日まで	平成18年6月30日から平成26年6月29日まで

決議年月日	平成17年6月29日	平成18年6月29日	平成18年6月29日	平成19年6月28日
付与対象者の区分及び人数（人）	役職員 183	取締役 9	取締役を兼務しない執行役員 14 使用人 46	取締役 10
ストック・オプションの数(株)（注）	普通株式 464,000	普通株式 162,000	普通株式 115,000	普通株式 174,000
付与日	平成17年７月29日	平成18年７月31日	平成18年７月31日	平成19年７月31日
権利確定条件	付されていない	付されていない	付されていない	付されていない
対象勤務期間	定めがない	定めがない	定めがない	定めがない
権利行使期間	平成19年6月30日から平成27年6月29日まで	平成20年6月30日から平成28年6月29日まで	平成20年6月30日から平成28年6月29日まで	平成21年6月29日から平成29年6月28日まで

決議年月日	平成19年6月28日
付与対象者の区分及び人数（人）	取締役を兼務しない執行役員 14 使用人 48
ストック・オプションの数(株)（注）	普通株式 112,000
付与日	平成19年７月31日
権利確定条件	付されていない
対象勤務期間	定めがない
権利行使期間	平成21年6月29日から平成29年6月28日まで

（注）株式数に換算して記載しております。

(ロ)ストック・オプションの規模及びその変動状況

ストック・オプションの数（注）

決議年月日	平成13年6月28日	平成14年6月27日	平成15年6月27日	平成16年6月29日
権利確定前（株）				
前連結会計年度末	－	－	－	－
付与	－	－	－	－
失効	－	－	－	－
権利確定	－	－	－	－
未確定残	－	－	－	－
権利確定後（株）				
前連結会計年度末	174,000	174,000	256,000	363,000
権利確定	－	－	－	－
権利行使	52,000	16,000	26,000	33,000
失効	－	－	－	－
未行使残	122,000	158,000	230,000	330,000

決議年月日	平成17年6月29日	平成18年6月29日	平成18年6月29日	平成19年6月28日
権利確定前（株）				
前連結会計年度末	464,000	162,000	115,000	－
付与	－	－	－	174,000
失効	－	－	－	－
権利確定	464,000	－	－	－
未確定残	－	162,000	115,000	174,000
権利確定後（株）				
前連結会計年度末	－	－	－	－
権利確定	464,000	－	－	－
権利行使	13,000	－	－	－
失効	－	－	－	－
未行使残	451,000	－	－	－

決議年月日	平成19年6月28日
権利確定前（株）	
前連結会計年度末	－
付与	112,000
失効	－
権利確定	－
未確定残	112,000
権利確定後（株）	
前連結会計年度末	－
権利確定	－
権利行使	－
失効	－
未行使残	－

（注）株式数に換算して記載しております。

単価情報

決議年月日	平成13年6月28日	平成14年6月27日	平成15年6月27日	平成16年6月29日
権利行使価格（円）	155	131	179	202
行使時平均株価（円）	415	358	360	380
付与日における公正な評価単価（円）	－	－	－	－

決議年月日	平成17年6月29日	平成18年6月29日	平成18年6月29日	平成19年6月28日
権利行使価格（円）	313	490	490	461
行使時平均株価（円）	335	－	－	－
付与日における公正な評価単価（円）	－	138	138	96

決議年月日	平成19年6月28日
権利行使価格（円）	461
行使時平均株価（円）	－
付与日における公正な評価単価（円）	96

(ハ)ストック・オプションの公正な評価単価の見積方法

当連結会計年度において付与されたストック・オプションについての公正な評価単価の見積方法は以下のとおりであります。

(a)使用した評価技法　ブラック・ショールズ式

(b)主な基礎数値及び見積方法

決議年月日	平成19年6月28日
株価変動性　　(注)1	36.91%
予想残存期間　(注)2	5年
予想配当　　　(注)3	5円/株
無リスク利子率(注)4	1.39%

(注)1. 5年間（平成14年6月から平成19年6月まで）の株価実績に基づき算定しております。

2. 十分なデータの蓄積がなく、合理的な見積りが困難であるため、権利行使期間の中間点において行使されるものと推定して見積っております。

3. 平成19年3月期の配当実績によります。

4. 予想残存期間に対応する期間に対応する国債の利回りであります。

(ニ)ストック・オプションの権利確定数の見積方法

基本的には、将来の失効数の合理的な見積りは困難であるため、実績の失効数のみ反映させる方法を採用しております。

23. 企業結合等関係

リース事業会社の合併及びオートリース事業会社の合併

当社、三井住友銀リース株式会社（以下、「三井住友銀リース」という。）及び三井住友銀オートリース株式会社（以下、「三井住友銀オート」という。）は、平成 19 年 7 月 30 日に住友商事株式会社（以下、「住友商事」という。）、住商リース株式会社（以下、「住商リース」という。）及び住商オートリース株式会社（以下、「住商オート」という。）との間で、リース事業及びオートリース事業の戦略的共同事業化について、並びに、三井住友銀リースと住商リースの合併及び住商オートと三井住友銀オートの合併につき最終合意し、それぞれについての「共同事業に関する基本契約書」を締結するとともに、「合併契約書」を締結いたしました。この合併契約に基づき、三井住友銀リースと住商リース、住商オートと三井住友銀オートは、それぞれ平成 19 年 10 月 1 日に合併いたしました。

(パーチェス法適用関係)
リース事業会社の合併
(1) 被取得企業の名称及び事業の内容、企業結合を行った主な理由、企業結合日、企業結合の法的形式、結合後企業の名称及び取得した議決権比率
①被取得企業の名称及び事業の内容
住商リース（事業の内容：リース事業）
②企業結合を行った主な理由
合併により、三井住友フィナンシャルグループ及び住友商事グループ双方の優良な顧客基盤をベースに、リース取扱商品の多様化等により、本邦ナンバーワンのリース取扱高を実現するとともに、銀行系リースの「財務」を切り口としたノウハウと、商社系リースの「モノ」「商流」を切り口としたノウハウを結集・融合し、従来型のリースに留まらない取扱機種の多様化、差別化、高付加価値化を推進することにより、高度化するマーケットニーズに的確に応えられるハイクオリティなリース会社を目指すことといたしました。
③企業結合日
平成19年10月1日
④企業結合の法的形式
住商リースを存続会社とする吸収合併方式とし、三井住友銀リースは解散いたしました。
（合併会社の商号：三井住友ファイナンス＆リース株式会社）
⑤結合後企業の名称
株式会社三井住友フィナンシャルグループ
⑥取得した議決権比率
55%
(2) 連結財務諸表に含まれている被取得企業の業績の期間
平成19年10月1日から平成20年3月31日まで
(3) 被取得企業の取得原価及びその内訳

三井住友銀リース普通株式の評価額の45%相当額	140,648百万円
三井住友銀リース種類株式の評価額の45%相当額	24,750百万円
取得原価	165,398百万円

(4) 株式の種類別の合併比率及びその算定方法並びに交付株式数及びその評価額
①株式の種類及び合併比率
普通株式　住商リース　1：三井住友銀リース　1.4859　(注)
種類株式　住商リース　1：三井住友銀リース　5.7050　(注)
(注) 小数点第五位以下を切り捨てて表示しております。
②合併比率の算定方法
本件合併の合併比率（以下、「本件合併比率」という。）については、その公平性と妥当性を期すため、三井住友銀リースが大和証券エスエムビーシー株式会社を、住商リースが野村證券株式会社をそれぞれファイナンシャル・アドバイザーに選定し、各ファイナンシャル・アドバイザーによる本件合併比率の算定結果を参考に、両社が交渉・協議を行い決定いたしました。
③交付株式数及びその評価額
三井住友銀リースの株式31,375,000株（普通株式30,000,000株、種類株式1,375,000株）に対して、住商リースの普通株式52,422,762株（普通株式に対し44,578,289株、種類株式に対し7,844,473株）を割当て交付。その評価額は367,552百万円であります。
(5) 発生したのれん、発生原因、償却方法及び償却期間
①発生したのれんの金額
88,090百万円
②発生原因
取得原価と住商リースに係る当社持分増加額との差額をのれんとして処理しております。
③償却方法及び償却期間
20年間で均等償却
(6) 企業結合日に受け入れた資産及び引き受けた負債の額並びにその主な内訳
①資産の額
資産合計　1,392,490百万円
うちリース資産　632,224百万円　貸出金　329,069百万円
②負債の額
負債合計　1,249,703百万円
うち借用金　571,741百万円　短期社債　393,000百万円
(7) 企業結合が連結会計年度開始の日に完了したと仮定した場合の当連結会計年度の連結損益計算書に及ぼす影響の概算額
①企業結合が連結会計年度開始の日に完了したと仮定して算定された経常収益及び損益情報と取得企業の連結損益計算書における経常収益及び損益情報との差額
経常収益　277,442百万円
経常利益　35,319百万円
当期純利益　30,938百万円

(注)一般企業の売上高に代えて、経常収益を記載しております。

②概算額の算定方法及び重要な前提条件

概算額の算定については住商リースの平成19年4月1日から平成19年9月30日の損益計算書の数値を基礎として、連結会計年度開始の日に遡って算出したものであります。なお、実際に企業結合が連結会計年度開始の日に完了した場合の経営成績を示すものではありません。

また、上記情報につきましては、あずさ監査法人の監査証明を受けておりません。

(子会社の企業結合関係)

オートリース事業会社の合併

(1) 子会社を含む結合当事企業の名称及び事業の内容、企業結合を行った主な理由、企業結合日及び企業結合の法的形式

①子会社を含む結合当事企業の名称及び事業の内容

結合企業　　住商オート（事業の内容：オートリース事業）

被結合企業　　三井住友銀オート（事業の内容：オートリース事業）

②企業結合を行った主な理由

合併により、住商オートのバリューチェーンに基づく高付加価値サービスと、三井住友銀オートの営業ネットワークとを融合させ、競争の激化するオートリース業界で勝ち残りを図り、住友商事グループ及び三井住友フィナンシャルグループ双方の優良な顧客基盤をベースに、マーケットシェアで業界トップを狙う体制を構築するとともに、商社系オートリースの「モノ」「商流」を切り口としたノウハウと、銀行系オートリースの「財務」を切り口としたノウハウを結集・融合し、多様なサービスを追求することにより、更なる顧客満足度の向上を目指すことといたしました。

③企業結合日

平成19年10月1日

④企業結合の法的形式

住商オートを存続会社とする吸収合併方式とし、三井住友銀オートは解散いたしました。

（合併会社の商号：住友三井オートサービス株式会社）

(2) 会計処理の概要

「事業分離等に関する会計基準（企業会計基準第7号）第20項」に規定する個別財務諸表上及び連結財務諸表上の会計処理を適用しております。

(3) 事業の種類別セグメントにおいて、当該子会社が含まれていた事業区分の名称

リース業

(4) 当連結会計年度の連結損益計算書に計上されている当該子会社に係る損益の概算額

経常収益　　69,752百万円

経常利益　　2,237百万円

当期純利益　　1,254百万円

(5) 継続的関与の主な概要

三井住友銀オート及びその子会社を当社の連結される子会社から除外し、住友三井オートサービス株式会社及びその子会社を新たに当社の持分法適用の関連法人等としております。

24. 優先出資証券の償還

当社は、平成20年4月28日開催の取締役会において、当社保有の海外特別目的子会社が発行した優先出資証券を償還することを決議いたしました。償還される優先出資証券の概要は以下のとおりであります。

(1) 発行体

SB Treasury Company L.L.C.

(2) 発行証券の種類

配当非累積的永久優先出資証券

(3) 償還総額

1,800百万米ドル

(4) 償還予定日

平成20年6月30日

(5) 償還理由

任意償還期日の到来による

25. 優先出資証券の発行

当社は、平成20年4月28日開催の取締役会において、海外特別目的子会社による優先出資証券を発行することとし、かかる優先出資証券の発行を目的とする100%出資子会社SMFG Preferred Capital USD 2 Limitedを英国領ケイマン諸島に設立することを決議し、平成20年5月12日付で同社普通株式への払込みを完了いたしました。

発行した優先出資証券の概要は次のとおりであります。

発　行　体	SMFG Preferred Capital USD 2 Limited
	英国領ケイマン諸島に新たに設立した、当社が議決権を100%保有する海外特別目的子会社
証券の種類	米ドル建配当非累積的永久優先出資証券
	当社普通株式への交換権は付与されません
発　行　総　額	1,800百万米ドル

配当率	年8.75%（固定）
発行価格	1証券あたり1千米ドル
資金使途	本優先出資証券の発行代り金は、最終的に、当社の子銀行である株式会社三井住友銀行への永久劣後特約付貸付金として全額使用
優先順位	本優先出資証券は、残余財産分配請求権において、当社が発行する優先株式と実質的に同順位
発行形態	ユーロ市場における募集及び米国市場における適格機関投資家向け私募
上場	シンガポール証券取引所
払込日	平成20年5月12日

26. 当社は、平成21年1月に予定されている「株式等の取引に係る決済の合理化を図るための社債等の振替に関する法律等の一部を改正する法律」（平成16年法律第88号。以下、「決済合理化法」という。）の施行による株券電子化に伴い、この制度の取扱対象外とされている端株の整理を行うため、平成20年5月16日開催の取締役会において、「決済合理化法」の施行日の前日を効力発生日として、普通株式1株を100株に分割することを決議いたしました。また、平成20年6月27日開催の定時株主総会及び各種類株式に係る種類株主総会において、発行済株式総数等の増加及び普通株式の単元株式数を100株とする単元株制度の導入等を目的とした定款等の一部変更を決議いたしました。

なお、当該株式分割が当期首に行われたと仮定した場合の当連結会計年度における1株当たり情報は以下のとおりであります。

1株当たり純資産額	4,245円46銭
1株当たり当期純利益	592円98銭
潜在株式調整後1株当たり当期純利益	566円57銭

27. 連結自己資本比率（第一基準） 10.55%

＜連結損益計算書関係＞

1．記載金額は、百万円未満を切り捨てて表示しております。

2．「その他経常収益」には、株式等売却益61,509百万円を含んでおります。

3．「その他の経常費用」には、貸出金償却141,750百万円、株式等償却62,835百万円、延滞債権等を売却したことによる損失35,300百万円及び持分法による投資損失41,760百万円を含んでおります。

4．「その他の特別利益」は、子会社の合併に伴う持分変動利益103,133百万円であります。

5．当連結会計年度において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

地域	主な用途	種類	減損損失額
首都圏	営業用店舗　4ヵ店	土地、建物等	41百万円
	遊休資産　27物件		1,196百万円
	その他　2物件		69百万円
近畿圏	営業用店舗　5ヵ店	土地、建物等	298百万円
	遊休資産　18物件		3,086百万円
その他	営業用店舗　9ヵ店	土地、建物等	17百万円
	遊休資産　13物件		451百万円

連結される子会社である三井住友銀行は、継続的な収支の管理・把握を実施している各営業拠点（物理的に同一の資産を共有する拠点）をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、当社並びにその他の連結される子会社及び子法人等については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。

当連結会計年度は、三井住友銀行では遊休資産について、また、その他の連結される子会社及び子法人等については、営業用店舗、遊休資産等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能価額まで減額し、当該減少額を減損損失として特別損失に計上しております。

回収可能価額は、主として正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

6．1株当たり当期純利益金額　59,298円24銭

7．潜在株式調整後1株当たり当期純利益金額　56,657円41銭

連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券及び短期社債、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権等も含めて記載しております。

1. 売買目的有価証券（平成20年 3月31日現在）

	連結貸借対照表計上額（百万円）	当連結会計年度の損益に含まれた評価差額（百万円）
売買目的有価証券	1,114,812	313

2. 満期保有目的の債券で時価のあるもの（平成20年 3月31日現在）

	連結貸借対照表計上額（百万円）	時　価（百万円）	差　額（百万円）	うち益（百万円）	うち損（百万円）
国　債	614,281	625,028	10,747	12,035	1,287
地方債	97,311	98,903	1,591	1,591	—
社　債	390,070	394,679	4,608	4,752	143
その他	9,178	8,985	△ 192	—	192
合　計	1,110,841	1,127,597	16,755	18,379	1,623

（注）1. 時価は、当連結会計年度末日における市場価格等に基づいております。
2. 「うち益」「うち損」はそれぞれ「差額」の内訳であります。

3. その他有価証券で時価のあるもの（平成20年 3月31日現在）

	取得原価（百万円）	連結貸借対照表計上額（百万円）	評価差額（百万円）	うち益（百万円）	うち損（百万円）
株　式	1,954,723	2,890,952	936,228	999,414	63,186
債　券	9,864,246	9,731,353	△132,892	18,645	151,537
国　債	8,858,202	8,725,687	△132,515	16,924	149,439
地方債	342,677	341,916	△760	308	1,069
社　債	663,366	663,750	383	1,412	1,028
その他	5,295,371	5,237,455	△57,915	24,469	82,385
合　計	17,114,341	17,859,762	745,420	1,042,530	297,109

（注）1. 連結貸借対照表計上額は、株式については主として当連結会計年度末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
3. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を当連結会計年度の損失として処理（以下、「減損処理」という。）しております。当連結会計年度におけるこの減損処理額は96,455百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

4. 当連結会計年度中に売却した満期保有目的の債券（自 平成19年 4月 1日　至 平成20年 3月31日）

該当ありません。

5. 当連結会計年度中に売却したその他有価証券（自 平成19年 4月 1日　至 平成20年 3月31日）

	売却額（百万円）	売却益の合計額（百万円）	売却損の合計額（百万円）
その他有価証券	35,013,724	169,352	33,521

	金額（百万円）
満期保有目的の債券	
非上場外国証券	7
その他	11,672
その他有価証券	
非上場株式（店頭売買株式を除く）	377,123
非上場債券	2,826,953
非上場外国証券	724,557
その他	567,374

7. 保有目的を変更した有価証券

該当ありません。

8. その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額（平成20年 3月31日現在）

	1年以内（百万円）	1年超5年以内（百万円）	5年超10年以内（百万円）	10年超（百万円）
債　券	2,572,065	7,672,897	1,675,020	1,739,846
国　債	1,919,514	5,205,946	521,200	1,693,316
地方債	142,310	142,937	153,582	398
社　債	510,240	2,324,013	1,000,238	46,131
その他	825,298	3,847,580	580,263	562,258
合　計	3,397,364	11,520,477	2,255,284	2,302,105

＜金銭の信託関係＞

1. 運用目的の金銭の信託（平成20年 3月31日現在）

	連結貸借対照表計上額（百万円）	当連結会計年度の損益に含まれた評価差額（百万円）
運用目的の金銭の信託	1,488	3

2. 満期保有目的の金銭の信託（平成20年 3月31日現在）

該当ありません。

3. その他の金銭の信託（運用目的及び満期保有目的以外）（平成20年 3月31日現在）

	取得原価（百万円）	連結貸借対照表計上額（百万円）	評価差額（百万円）	うち益（百万円）	うち損（百万円）
その他の金銭の信託	5,870	5,841	△29	―	29

（注）1. 連結貸借対照表計上額は、当連結会計年度末日における市場価格等に基づく時価により計上したものであります。

2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

Washington, DC
103

平成20年7月8日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号８３１６）

海外特別目的子会社の設立及び優先出資証券の発行に関するお知らせ

株式会社三井住友フィナンシャルグループ（取締役社長　北山禎介）は、本日開催の取締役会において、海外特別目的子会社による優先出資証券を発行することとし、かかる優先出資証券の発行を目的とする100%出資子会社を英国領ケイマン諸島に設立することを決議しましたので、お知らせいたします。

本優先出資証券は、海外特別目的子会社が発行する配当非累積的永久優先出資証券であり、本邦の自己資本比率規制における基本的項目（Tier I）に算入される予定です。なお、本優先出資証券には、当社の普通株式への交換権は付与されておりません。

記

項目		
発　行　体	SMFG Preferred Capital USD 3 Limited	SMFG Preferred Capital GBP 2 Limited
	英国領ケイマン諸島に新たに設立する、当社が議決権を100%保有する海外特別目的子会社	
証券の種類	米ドル建 配当非累積的 永久優先出資証券	英ポンド建 配当非累積的 永久優先出資証券
	当社普通株式への交換権は付与されません	
発行総額	未定	未定
資金使途	本優先出資証券の発行代り金は、最終的に、当社の子銀行である株式会社三井住友銀行への永久劣後特約付貸付金として全額使用する予定	
優先順位	本優先出資証券は、残余財産分配請求権において、当社が発行する優先株式と実質的に同順位	
発行形態	米国市場における適格機関投資家向け私募及びユーロ市場における募集	
上　　場	シンガポール証券取引所（予定）	

（注）　関係法令に基づく必要な届出、許認可の効力発生を前提としております。

以　上

ご注意：この文書は、株式会社三井住友フィナンシャルグループによる優先出資証券発行に関して一般に公表をするための発表文であり、日本国内外を問わず一切の投資勧誘またはそれに類する行為のために作成されたものではありません。また、この文書は米国内への証券の募集・販売を構成するものではありません。上記の優先出資証券は、1933年米国証券法に従って登録がなされたものでも、また、今後登録がなされるものでもなく、1933年米国証券法に基づいて当該優先出資証券の登録を行うか又は登録の免除なしでは米国内で募集または販売することはできません。

平成20年7月14日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号８３１６）

優先出資証券の条件決定に関するお知らせ

株式会社三井住友フィナンシャルグループ（取締役社長　北山禎介）は、平成20年7月8日付「海外特別目的子会社の設立及び優先出資証券の発行に関するお知らせ」において公表いたしました海外特別目的子会社による優先出資証券の発行に関し、下記のとおり発行条件を決定いたしましたので、お知らせいたします。

記

1. 米ドル建永久優先出資証券

項目	内容
発行体	SMFG Preferred Capital USD 3 Limited
	英国領ケイマン諸島に新たに設立した、当社が議決権を100%保有する海外特別目的子会社
証券の種類	米ドル建 配当非累積的 永久優先出資証券
	当社普通株式への交換権は付与されません
発行総額	1,350百万米ドル
配当率	年9.50%（平成30年7月まで固定） 平成30年7月以降は変動
発行価格	1証券あたり1千米ドル
資金使途	本優先出資証券の発行代り金は、最終的に、当社の子銀行である株式会社三井住友銀行への永久劣後特約付貸付金として全額使用する予定
優先順位	本優先出資証券は、残余財産分配請求権において、当社が発行する優先株式と実質的に同順位
発行形態	米国市場における適格機関投資家向け私募及びユーロ市場における募集
上場	シンガポール証券取引所（予定）
払込予定日	平成20年7月18日

（注）　関係法令に基づく必要な届出、許認可の効力発生を前提としております。

ご注意：この文書は、株式会社三井住友フィナンシャルグループによる優先出資証券発行に関して一般に公表するための発表文であり、日本国内外を問わず一切の投資勧誘またはそれに類する行為のために作成されたものではありません。また、この文書は米国内への証券の募集・販売を構成するものではありません。上記の優先出資証券は、1933年米国証券法に従って登録がなされたものでも、また、今後登録がなされるものでもなく、1933年米国証券法に基づいて当該優先出資証券の登録を行うか又は登録の免除なしでは米国内で募集または販売することはできません。

2. ポンド建永久優先出資証券

発　行　体	SMFG Preferred Capital GBP 2 Limited
	英国領ケイマン諸島に新たに設立した、当社が議決権を 100%保有する海外特別目的子会社
証券の種類	英ポンド建 配当非累積的 永久優先出資証券
	当社普通株式への交換権は付与されません
発行総額	250 百万ポンド
配　当　率	年 10.231%（平成 41 年 1 月まで固定） 平成 41 年 1 月以降は変動
発行価格	1 証券あたり 1 千ポンド
資金使途	本優先出資証券の発行代り金は、最終的に、当社の子銀行である株式会社三井住友銀行への永久劣後特約付貸付金として全額使用する予定
優先順位	本優先出資証券は、残余財産分配請求権において、当社が発行する優先株式と実質的に同順位
発行形態	米国市場における適格機関投資家向け私募及びユーロ市場における募集
上　　場	シンガポール証券取引所（予定）
払込予定日	平成 20 年 7 月 18 日

（注）　関係法令に基づく必要な届出、許認可の効力発生を前提としております。

以　上

ご注意：この文書は、株式会社三井住友フィナンシャルグループによる優先出資証券発行に関して一般に公表するための発表文であり、日本国内外を問わず一切の投資勧誘またはそれに類する行為のために作成されたものではありません。また、この文書は米国内への証券の募集・販売を構成するものではありません。上記の優先出資証券は、1933 年米国証券法に従って登録がなされたものでも、また、今後登録がなされるものでもなく、1933 年米国証券法に基づいて当該優先出資証券の登録を行うか又は登録の免除なしでは米国内で募集または販売することはできません。

Washington, DC
106

平成20年7月14日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号８３１６）

子会社の異動に関するお知らせ

株式会社三井住友フィナンシャルグループ（取締役社長　北山禎介）は、平成20年7月8日付「海外特別目的子会社の設立及び優先出資証券の発行に関するお知らせ」において公表いたしましたとおり、優先出資証券の発行を目的として特別目的子会社SMFG Preferred Capital USD 3 LimitedおよびSMFG Preferred Capital GBP 2 Limitedを設立し、また、当社の連結子会社である株式会社三井住友銀行（頭取 奥正之）は、優先出資証券の発行を目的として特別目的子会社 SMBC Preferred Capital USD 3 LimitedおよびSMBC Preferred Capital GBP 2 Limitedを設立しましたが、今般、これら4社の資本金の額が増加することとなりました。

これに伴い、SMFG Preferred Capital USD 3 LimitedおよびSMBC Preferred Capital USD 3 Limitedが当社の特定子会社に該当することとなりましたので、お知らせいたします。

なお、各特別目的子会社の発行する優先出資証券には議決権がないため、当社が保有する（間接保有を含む）議決権の議決権総数に対する割合は、異動の前後において変更はありません。

記

1．異動の理由

当社ならびに株式会社三井住友銀行は、それぞれ上記の特別目的子会社の普通株式の100%を保有していますが、平成20年7月18日に予定されている優先出資証券の発行に係る払込みおよび同日に予定されている株式会社三井住友銀行に対する普通株式の発行に係る払込みに伴い、各特別目的子会社の資本金の額が増加することとなりました。その結果、SMFG Preferred Capital USD 3 LimitedおよびSMBC Preferred Capital USD 3 Limitedの資本金の額が、当社の資本金の額の百分の十以上に相当することとなったため、新たに当社の特定子会社に該当するものです。

ご注意：この文書は、株式会社三井住友フィナンシャルグループの子会社の異動に関して一般に公表するための発表文であり、日本国内外を問わず一切の投資勧誘またはそれに類する行為のために作成されたものではありません。また、この文書は米国内への証券の募集・販売を構成するものではありません。上記の優先出資証券は、1933年米国証券法に従って登録がなされたものでも、また、今後登録がなされるものでもなく、1933年米国証券法に基づいて当該優先出資証券の登録を行うか又は登録の免除なしでは米国内で募集または販売することはできません。

2. 異動する子会社の概要

(1) 当社が設立した特別目的子会社

名称	SMFG Preferred Capital USD 3 Limited	SMFG Preferred Capital GBP 2 Limited
所在地	ケイマン諸島・KY1-1104・グランドケイマン・アグランドハウス 私書箱309 PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	
異動の年月日	平成20年7月18日	
事業の内容	優先出資証券の発行等	
決算期	毎年1月24日	
役員・従業員の数	役員3名、従業員無し	
資本金の額	1,350百万米ドル1セント	250百万ポンド1ペンス
発行済株式(出資証券)総数(1株[証券]あたりの発行価格)	普通株式: 1株 (1株あたり0.01米ドル) 優先出資証券: 1,350,000株 (1証券あたり1,000米ドル)	普通株式: 1株 (1株あたり0.01ポンド) 優先出資証券: 250,000株 (1証券あたり1,000ポンド)
株主構成	普通株式: 三井住友フィナンシャルグループ 100% 優先出資証券: 三井住友フィナンシャルグループ以外 100%	

(2) 株式会社三井住友銀行が設立した特別目的子会社

名称	SMBC Preferred Capital USD 3 Limited	SMBC Preferred Capital GBP 2 Limited
所在地	ケイマン諸島・KY1-1104・グランドケイマン・アグランドハウス 私書箱309 PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	
異動の年月日	平成20年7月18日	
事業の内容	優先出資証券の発行等	
決算期	毎年1月24日	
役員・従業員の数	役員3名、従業員無し	
資本金の額	1,358百万米ドル	251,500千ポンド
発行済株式(出資証券)総数(1株[証券]あたりの発行価格)	普通株式: 800,000,000株 (1株あたり0.01米ドル) 優先出資証券: 1,350,000株 (1証券あたり1,000米ドル)	普通株式: 150,000,000株 (1株あたり0.01ポンド) 優先出資証券: 250,000株 (1証券あたり1,000ポンド)

ご注意: この文書は、株式会社三井住友フィナンシャルグループの子会社の異動に関して一般に公表するための発表文であり、日本国内外を問わず一切の投資勧誘またはそれに類する行為のために作成されたものではありません。また、この文書は米国内への証券の募集・販売を構成するものではありません。上記の優先出資証券は、1933年米国証券法に従って登録がなされたものでも、また、今後登録がなされるものでもなく、1933年米国証券法に基づいて当該優先出資証券の登録を行うか又は登録の免除なしでは米国内で募集または販売することはできません。

株　主　構　成	普通株式: 　　三井住友銀行　　　100% 優先出資証券: 　　三井住友銀行以外　100% (SMFG Preferred Capital USD 3 Limited)	普通株式: 　　三井住友銀行　　　100% 優先出資証券: 　　三井住友銀行以外　100% (SMFG Preferred Capital GBP 2 Limited)

以　上

ご注意：この文書は、株式会社三井住友フィナンシャルグループの子会社の異動に関して一般に公表するための発表文であり、日本国内外を問わず一切の投資勧誘またはそれに類する行為のために作成されたものではありません。また、この文書は米国内への証券の募集・販売を構成するものではありません。上記の優先出資証券は、1933 年米国証券法に従って登録がなされたものでも、また、今後登録がなされるものでもなく、1933 年米国証券法に基づいて当該優先出資証券の登録を行うか又は登録の免除なしでは米国内で募集または販売することはできません。

平成20年7月16日

各　位

株式会社 三井住友フィナンシャルグループ
(コード番号 8316)

当社子会社の解散について

当社の連結子会社である三井住友カード株式会社が、同社の 100%子会社である日本カードビジネスサポート株式会社を解散する方針を決定しましたので、下記のとおりお知らせいたします。

記

1．解散する子会社の名称等

会 社 名	日本カードビジネスサポート株式会社
所 在 地	大阪府大阪市中央区今橋四丁目５番１５号
代 表 者	馬谷　忠昌

2．解散の理由
業務の効率化に伴う解散

3．解散する子会社の概要

事業内容	クレジットカードに関する事務処理受託業
設立年月日	平成14年4月1日
資本金	100百万円
株主資本	165百万円（平成20年3月末）
総資産	252百万円（平成20年3月末）
決算期	毎年3月末
従業員	75名（平成20年3月末）
株主構成	三井住友カード株式会社　100%
最近の業績	経常利益14百万円、当期純利益7百万円（平成20年3月期）

4．解散の日程
解散決議　平成20年7月（予定）

5．業績の見通し
本件に伴う平成21年3月期業績予想の変更はありません。

以　上

Dissolution of The Japan Card Business Support Company, Limited

Tokyo, July 16, 2008 --- Sumitomo Mitsui Financial Group, Inc. (SMFG) hereby announces that Sumitomo Mitsui Card Company, Limited (SMCC), a consolidated subsidiary of SMFG, has decided to dissolve its wholly owned subsidiary, The Japan Card Business Support Company, Limited (the "Subsidiary").

1. Name of the Subsidiary

Company Name	The Japan Card Business Support Company, Limited
Location	5-15 Imabashi 4-chome, Chuo-ku, Osaka-shi, Osaka, JAPAN
Representative	Tadamasa Umatani

2. Reason for Dissolution

To improve efficiency of credit card business

3. Profile of the Subsidiary

Business	Transaction services for credit card business
Date of Establishment	April 1, 2002
Paid-in Capital	JPY 100 million
Shareholders' Equity	JPY 165 million (as of the end of March 2008)
Total Assets	JPY 252 million (as of the end of March 2008)
Fiscal Year End	March 31
Number of Employees	75 (as of the end of March 2008)
Shareholders	SMCC 100%
Recent Financial Performance (Fiscal Year ended March 2008)	Ordinary Profit: JPY 14 million Net Income: JPY 7 million

4. Date of Dissolution

July, 2008 (Planned)

5. SMFG's Earnings Forecasts

There is no revision to SMFG's earnings forecasts for the year ending March 31, 2009, due to this dissolution.

Section
AUG 18 2008
Washington, DC
106



平成20年7月29日

各　位

株式会社三井住友フィナンシャルグループ
(コード番号　８３１６)

当社連結子会社（株式会社関西アーバン銀行）の業績予想の修正について

当社の連結子会社である株式会社関西アーバン銀行が、平成20年5月15日に公表した平成21年3月期第2四半期累計期間（平成20年4月1日～平成20年9月30日）及び通期（平成20年4月1日～平成21年3月31日）の業績予想を別添資料のとおり修正しましたので、お知らせ致します。

以　上

FASF

平成20年7月29日

各　　位

会社名　株式会社　関西アーバン銀行
代表者名　頭　取　北　幸二
（コード番号　8545　東証・大証第一部）
問合せ先　執行役員経営統括本部長　正岡　重哉
電話番号　06-6281-7000（代表）

平成21年3月期第2四半期累計期間及び通期の業績予想修正に関するお知らせ

平成20年5月15日に公表いたしました、平成21年3月期第2四半期累計期間（平成20年4月1日～平成20年9月30日）及び通期（平成20年4月1日～平成21年3月31日）の業績予想について、下記の通り修正しますので、お知らせいたします。

記

1．業績予想の修正

（1）平成21年3月期第2四半期累計期間（平成20年4月1日～平成20年9月30日）の業績予想

①連結業績予想の修正　（単位：百万円）

	経常収益	経常利益	中間純利益	1株当たり中間純利益
前回発表予想（A）	56,000	8,500	4,500	9円40銭
今回修正予想（B）	56,000	5,500	3,000	6円26銭
増減額（B－A）	－	△3,000	△1,500	－
増減率（%）	－	△35.2	△33.3	－
（ご参考）平成19年9月期	54,460	9,229	6,003	12円53銭

②単体業績予想の修正　（単位：百万円）

	経常収益	経常利益	中間純利益	1株当たり中間純利益
前回発表予想（A）	48,000	8,500	4,500	9円40銭
今回修正予想（B）	48,000	5,500	3,000	6円26銭
増減額（B－A）	－	△3,000	△1,500	－
増減率（%）	－	△35.2	△33.3	－
（ご参考）平成19年9月期	48,059	9,393	6,692	13円96銭

（2）平成21年3月期通期（平成20年4月1日～平成21年3月31日）の業績予想

①連結業績予想の修正　（単位：百万円）

	経常収益	経常利益	当期純利益	1株当たり当期純利益
前回発表予想（A）	116,000	22,500	12,500	26円11銭
今回修正予想（B）	116,000	15,500	8,500	17円75銭
増減額（B－A）	－	△7,000	△4,000	－
増減率（%）	－	△31.1	△32.0	－
（ご参考）平成20年3月期	112,619	18,866	13,055	27円25銭

②単体業績予想の修正　　　　　　　　　　　　　　　　　　　　　　　　　　　(単位:百万円)

	経常収益	経常利益	当期純利益	1株当たり 当期純利益
前回発表予想 (A)	99,000	22,000	12,500	26円11銭
今回修正予想 (B)	99,000	15,000	8,500	17円75銭
増減額 (B－A)	－	△7,000	△4,000	－
増減率 (%)	－	△31.8	△32.0	－
(ご参考)平成20年3月期	97,357	18,402	12,074	25円20銭

2．第2四半期累計期間業績予想及び通期業績予想修正の理由

従来より貸出金ポートフォリオの信用リスクの計量化に取組んでまいりましたが、今般ようやく企業格付別デフォルト値等のデータが整備され、予想信用コスト理論値が算出できるシステムがほぼ完成しました。

これにより、平成20年度の予想信用コスト理論値を算出したところ、約140億円となりました。これに基づき、また平成21年3月期第1四半期の不良債権の発生状況及び玆もとの不動産市況の悪化も踏まえ、平成20年度の与信関係費用見込額を当初の90億円から160億円に見直しいたしました。これに伴い、連結・単体ともに、第2四半期累計期間の経常利益及び中間純利益、並びに通期の経常利益及び当期純利益を修正するものです。

また現在、貸出金ポートフォリオの再構築に注力しており、3年後の平成22年度には予想信用コスト理論値を平成20年度対比半減することを目指しております。

さらに、従来より不動産融資については、集中管理するため、専担の不動産融資管理部を設置して不良債権化防止に努めてまいりましたが、今般機能を一段と強化するためこれを下記の通り7月25日付けで不動産融資管理本部に昇格させ、関連部も増設し、組織・人員を充実しました。

これらの諸施策を実行し、今後より一層万全な与信管理態勢の確立を目指して参ります。

なお、平成20年度の配当につきましては、平成20年5月15日に公表いたしましたとおり、期末配当として1株当たり5円を予定しております。

(参考1) 信用コスト量の推移 (単体)　　　　　　　　　　　　　　(単位：億円)

	18年度 実績	19年度 実績	20年度 計画	
期初予想 信用コスト理論値 (※)	115	141	143	⇨ 22年度目標 半減以下
全信用コスト実績	92	140	160 (当初90)	

(※) 一般貸出金 (除くローン、ビジネスローン、信用保証協会保証付貸出金)

(参考2) 不動産融資管理体制

【従前】7名

不動産融資管理部
戦略融資アドバイザリー第一部

【変更後】13名


不動産融資統括部
不動産融資管理本部
不動産融資アドバイザリー部
不動産融資モニタリング部
ハウジング融資アドバイザリー部
ハウジング融資モニタリング部

> 業績予想につきましては、本資料の発表日現在において入手可能な情報に基づき作成したものであり、実際の業績は今後様々な要因によって異なる可能性があります。

以　上

Sumitomo Mitsui Financial Group Announces Revision of Earnings Forecasts of a Consolidated Subsidiary (Kansai Urban Banking Corporation)

TOKYO, July 29, 2008 --- Sumitomo Mitsui Financial Group, Inc. (SMFG) hereby announces that Kansai Urban Banking Corporation, a consolidated subsidiary of SMFG, has revised its earnings forecast announced on May 15, 2008 (see Appendix).

(Appendix)

Kansai Urban Banking Corporation Announces

Revision of Earnings Forecasts

OSAKA, July 29, 2008 --- Kansai Urban Banking Corporation (KUBC) announced today a revision of its earnings forecasts for the six months ending September 30, 2008 and the fiscal year ending March 31, 2009, which was published on May 15, 2008.

1. Revision of Earnings Forecasts

(1) Six months ending September 30, 2008

(a) Consolidated basis

(Millions of yen, except percentages and per share amounts)

		Ordinary income	Ordinary profit	Net income	Net income per share
Previous forecast	(A)	¥ 56,000	¥ 8,500	¥ 4,500	¥ 9.40
Revised forecast	(B)	56,000	5,500	3,000	6.26
Change	(B – A)	–	(3,000)	(1,500)	–
Percentage change	(%)	–	(35.2)%	(33.3)%	–
Results for the six months ended September 30, 2007		54,460	9,229	6,003	12.53

(b) Non-consolidated basis

(Millions of yen, except percentages and per share amounts)

		Ordinary income	Ordinary profit	Net income	Net income per share
Previous forecast	(A)	¥ 48,000	¥ 8,500	¥4,500	¥ 9.40
Revised forecast	(B)	48,000	5,500	3,000	6.26
Change	(B – A)	–	(3,000)	(1,500)	–
Percentage change	(%)	–	(35.2)%	(33.3)%	–
Results for the six months ended September 30, 2007		48,059	9,393	6,692	13.96

(2) Fiscal year ending March 31, 2009

(a) Consolidated basis

(Millions of yen, except percentages and per share amounts)

	Ordinary income	Ordinary profit	Net income	Net income per share
Previous forecast (A)	¥116,000	¥22,500	¥12,500	¥26.11
Revised forecast (B)	116,000	15,500	8,500	17.75
Change (B – A)	–	(7,000)	(4,000)	–
Percentage change (%)	–	(31.1)%	(32.0)%	–
Results for the fiscal year ended March 31, 2008	112,619	18,866	13,055	27.25

(b) Non-consolidated basis

(Millions of yen, except percentages and per share amounts)

	Ordinary income	Ordinary profit	Net income	Net income per share
Previous forecast (A)	¥99,000	¥22,000	¥12,500	¥26.11
Revised forecast (B)	99,000	15,000	8,500	17.75
Change (B – A)	–	(7,000)	(4,000)	–
Percentage change (%)	–	(31.8)%	(32.0)%	–
Results for the fiscal year ended March 31, 2008	97,357	18,402	12,074	25.20

2. Factors behind the Revision

KUBC has been endeavoring to quantify credit risk on its loan portfolio, and has at last collected and processed the necessary data such as default values for each credit rating, and virtually completed the system for calculating the expected credit cost.

The expected credit cost for the fiscal year 2008 amounted to approximately ¥14 billion, as calculated by the system. Taking into account the 1st quarter generation of non-performing loans and the recent deterioration of real estate markets, KUBC has revised its credit cost forecast to ¥16 billion from ¥9 billion, the forecast made at the beginning of the fiscal year. Accordingly, KUBC has revised its consolidated and non-consolidated earnings forecast as mentioned above.

KUBC is aiming to restructure its loan portfolio and decrease the expected credit cost in the fiscal year 2010 by half compared with the fiscal year 2007.

KUBC had been making efforts to prevent the increase in non-performing loans in real estate related loans through the Real Estate Loan Administration Department which has been controlling such lending. This organization was upgraded and the number of staffs was increased through the establishment of "Real Estate Loan Administration Division" and the related departments on July 25, 2008.

Through these measures, KUBC will establish a more solid credit control system.

As KUBC announced on May 15, 2008, fiscal year-end dividends of ¥5 per share will be paid as planned.

(Reference 1) Credit cost on a non-consolidated basis

(Billions of yen)

	FY2006 (Result)	FY2007 (Result)	FY2008 (Plan)
Expected credit cost at the beginning of fiscal year (*)	¥ 11.5	¥ 14.1	¥ 14.3
Result of credit cost	9.2	14.0	16.0 (¥9.0 billion at the beginning)

⇨ Target for FY2010: Less than half of FY2008

(*)Excludes personal loans, business loans and loans guaranteed by Credit Guarantee Corporations

(Reference 2) Real Estate related Loans Control System


[Before revision of organization]
[After revision of organization]
Number of staff
7
13
Real Estate Loan Administration Dept.
Loan Advisory Dept.
Real Estate Loan Administration Division
Real Estate Loan Dept.
Real Estate Loan Advisory Dept.
Real Estate Loan Monitoring Dept.
Housing Loan Advisory Dept.
Housing Loan Monitoring Dept.

This press release contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors.
The following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this material: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial services companies, changing technology and evolving banking industry standards and similar matters.

Washington, DC
106


FASF

平成 20 年 7 月 31 日

各　　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

当社連結子会社（株式会社みなと銀行）の業績予想の修正について

当社の連結子会社である株式会社みなと銀行が、平成 20 年 5 月 14 日に公表した平成 21 年 3 月期第 2 四半期累計期間（平成 20 年 4 月 1 日～平成 20 年 9 月 30 日）及び通期（平成 20 年 4 月 1 日～平成 21 年 3 月 31 日）の業績予想を別添資料のとおり修正しましたので、お知らせ致します。

以　　上



平成20年7月31日



各　位

上場会社名　株式会社　みなと銀行
代表者　取締役頭取　籔本信裕
（コード番号　8543）
問合せ先責任者　常務取締役企画部長　今西昭文
（TEL　078-333-3224）

業績予想の修正に関するお知らせ

最近の業績動向を踏まえ、平成20年5月14日に公表した業績予想を下記の通り修正いたしましたのでお知らせいたします。

記

1．業績予想の修正

（1）連結業績予想の修正　（金額の単位：百万円）

①平成21年3月期第2四半期連結累計期間 連結業績予想数値の修正（平成20年4月1日～平成20年9月30日）

	経常収益	経常利益	中間純利益	1株当たり中間純利益
	百万円	百万円	百万円	円　銭
前回発表予想（A）	39,700	5,300	2,600	6　33
今回発表予想（B）	37,400	2,500	▲600	▲1　46
増減額（B－A）	▲2,300	▲2,800	▲3,200	—
増減率（%）	▲5.8%	▲52.8%	—	—
（ご参考）前期第2四半期実績（平成20年3月期第2四半期）	40,881	6,958	3,726	9　08

②平成21年3月期通期 連結業績予想数値の修正（平成20年4月1日～平成21年3月31日）

	経常収益	経常利益	当期純利益	1株当たり当期純利益
	百万円	百万円	百万円	円　銭
前回発表予想（A）	78,700	11,200	5,800	14　13
今回発表予想（B）	75,200	8,300	2,500	6　09
増減額（B－A）	▲3,500	▲2,900	▲3,300	—
増減率（%）	▲4.4%	▲25.9%	▲56.9%	—
（ご参考）前期実績（平成20年3月期）	81,610	8,770	5,757	14　03

（2）個別業績予想の修正

①平成21年3月期第2四半期累計期間 個別業績予想数値の修正（平成20年4月1日～平成20年9月30日）

	経常収益	経常利益	中間純利益	1株当たり中間純利益
	百万円	百万円	百万円	円　銭
前回発表予想（A）	35,800	5,100	2,500	6　09
今回発表予想（B）	34,800	2,500	0	0　00
増減額（B－A）	▲1,000	▲2,600	▲2,500	—
増減率（%）	▲2.8%	▲51.0%	—	—
（ご参考）前期第2四半期実績（平成20年3月期第2四半期）	36,794	6,211	3,084	7　51

②平成21年3月期通期 個別業績予想数値の修正（平成20年4月1日～平成21年3月31日）

	経常収益	経常利益	当期純利益	1株当たり当期純利益
	百万円	百万円	百万円	円 銭
前回発表予想（A）	70,900	10,700	5,500	13 40
今回発表予想（B）	69,900	8,100	3,000	7 31
増減額（B－A）	▲1,000	▲2,600	▲2,500	—
増減率（%）	▲1.4%	▲24.3%	▲45.5%	—
（ご参考）前期実績（平成20年3月期）	73,587	7,342	4,229	10 30

2．修正の理由

(1) 個別

与信先の業況悪化や査定の厳格化により与信関係費用が増加することに加え、投信販売等の役務取引等利益が伸び悩んでいるほか、繰延税金資産の計上を保守的に見積もったことによる第1四半期での法人税等調整額の増加もあり、経常利益・当期純利益ともに前回予想を下回る見込みであります。

(2) 連結

個別の修正によるほか、連結子会社の法人税等調整額も増加したこと等によります。なお、連結の経常収益の前回予想比減少額が個別に比べて大きいのは、リース収益・費用をネットしたことによるもので、経常利益ベースでは大きな差はありません。

上記に記載した予想数値は、本資料の発表日現在において入手可能な情報に基づき作成したものであり、実際の業績は今後様々な要因によって異なる場合があります。

以　上

Sumitomo Mitsui Financial Group Announces

Revision of Earnings Forecasts of

a Consolidated Subsidiary (The Minato Bank, Limited)

TOKYO, July 31, 2008 --- Sumitomo Mitsui Financial Group, Inc. (SMFG) hereby announces that The Minato Bank, Limited, a consolidated subsidiary of SMFG, has revised its earnings forecast announced on May 14, 2008 (see Appendix).

(Appendix)

The Minato Bank, Limited Announces

Revision of Earnings Forecasts

KOBE, Japan, July 31, 2008 --- The Minato Bank, Limited ("Minato Bank") announces a revision of its earnings forecasts for the six months ending September 30, 2008 and the fiscal year ending March 31, 2009, which was published on May 14, 2008.

1. Revision of Earnings Forecasts

(1) Consolidated basis

(a) Six months ending September 30, 2008

(Millions of yen, except percentages and per share amounts)

	Ordinary income	Ordinary profit	Net income	Net income per share
Previous forecast (A)	¥ 39,700	¥ 5,300	¥ 2,600	¥ 6.33
Revised forecast (B)	37,400	2,500	(600)	(1.46)
Change (B – A)	(2,300)	(2,800)	(3,200)	–
Percentage change (%)	(5.8)%	(52.8)%	–	–
Results for the six months ended September 30, 2007	40,881	6,958	3,726	9.08

(b) Fiscal year ending March 31, 2009

(Millions of yen, except percentages and per share amounts)

	Ordinary income	Ordinary profit	Net income	Net income per share
Previous forecast (A)	¥ 78,700	¥ 11,200	¥ 5,800	¥ 14.13
Revised forecast (B)	75,200	8,300	2,500	6.09
Change (B – A)	(3,500)	(2,900)	(3,300)	–
Percentage change (%)	(4.4)%	(25.9)%	(56.9)%	–
Results for the fiscal year ended March 31, 2008	81,610	8,770	5,757	14.03

(2) Non-consolidated basis

(a) Six months ending September 30, 2008

(Millions of yen, except percentages and per share amounts)

	Ordinary income	Ordinary profit	Net income	Net income per share
Previous forecast (A)	¥ 35,800	¥ 5,100	¥ 2,500	¥ 6.09
Revised forecast (B)	34,800	2,500	0	0.00
Change (B – A)	(1,000)	(2,600)	(2,500)	–
Percentage change (%)	(2.8)%	(51.0)%	–	–
Results for the six months ended September 30, 2007	36,794	6,211	3,084	7.51

(b) Fiscal year ending March 31, 2009

(Millions of yen, except percentages and per share amounts)

	Ordinary income	Ordinary profit	Net income	Net income per share
Previous forecast (A)	¥ 70,900	¥ 10,700	¥ 5,500	¥ 13.40
Revised forecast (B)	69,900	8,100	3,000	7.31
Change (B – A)	(1,000)	(2,600)	(2,500)	–
Percentage change (%)	(1.4)%	(24.3)%	(45.5)%	–
Results for the fiscal year ended March 31, 2008	73,587	7,342	4,229	10.30

2. Factors behind the Revision

(1) Non-consolidated basis

Minato Bank expects ordinary profit and net income to be lower than the previous earnings forecasts due mainly to (1) an increase in credit cost reflecting a deterioration of borrowers' financial conditions and a stricter assessment of assets, (2) a decrease in fees and commissions from sales of investment trusts, and (3) an increase in deferred income taxes in the 1st quarter from estimating deferred tax assets more conservatively.

(2) Consolidated basis

Minato Bank expects ordinary profit and net income to be lower than the previous earnings forecasts due mainly to (1) a decrease in non-consolidated earnings as mentioned above, (2) an increase in deferred income taxes of a consolidated subsidiary and other factors.

The amount of decrease in ordinary income on a consolidated basis is larger than that on a non-consolidated basis because lease-related income and expenses have been offset in the process of consolidation. Therefore, the difference in ordinary profit between consolidated basis and non-consolidated basis is not material.

This document contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors.

The following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this document: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial services companies, changing technology and evolving banking industry standards and similar matters.

(第６期定時株主総会ご提供書類)


File No. 82-4395
Exhibit A8


SMFG SUMITOMO MITSUI FINANCIAL GROUP

株主の皆さまへ

第6期 報告書

平成19年4月1日から平成20年3月31日まで

三井住友フィナンシャルグループ



株主の皆さまにおかれましては、ますますご清栄のこととお喜び申し上げます。

平素より格別のご支援を賜り、厚く御礼申し上げます。

さて、この度「第6期報告書」を作成いたしましたので、ご高覧くださいますようお願い申し上げます。

平成20年6月

株式会社　三井住友フィナンシャルグループ
取締役社長　北山禎介

「経営理念」

経営理念におきましては、三井住友フィナンシャルグループの
経営に関する普遍的な考え方を示します。

●お客さまに、より一層価値あるサービスを提供し、お客さまと共に発展する。

●事業の発展を通じて、株主価値の永続的な増大を図る。

●勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る。

会社概要 (平成20年3月31日現在)

名　　　称　株式会社　三井住友フィナンシャルグループ

英 文 名 称　Sumitomo Mitsui Financial Group, Inc.

設　　　立　平成14年12月2日

資　本　金　1兆4,208億7,717万5,000円

本 店 所 在 地　東京都千代田区有楽町一丁目1番2号

発行済株式の総数

普 通 株 式　773万3,653.77株

優 先 株 式　12万101株

上場金融商品取引所　東京証券取引所、大阪証券取引所、名古屋証券取引所（すべて市場第一部）

事 業 目 的　子会社である銀行及びその他銀行法により子会社とすることができる会社の経営管理並びに当該業務に附帯する業務

三井住友フィナンシャルグループの体制



SMFG 三井住友フィナンシャルグループ
大和証券SMBC (40%出資)
大和住銀投信投資顧問 (44%出資)
住友三井オートサービス (40%出資)
三井住友銀行 (100%出資)
三井住友カード (66%出資)
三井住友ファイナンス&リース (55%出資)
日本総合研究所 (100%出資)
SMBCフレンド証券 (100%出資)

格付情報(平成20年5月16日現在)

三井住友銀行

	長期	短期
Moody's	Aa2	P-1
Standard & Poor's	A+	A-1
Fitch Ratings	A+	F1
格付投資情報センター(R&I)	A+	a-1
日本格付研究所(JCR)	AA−	J-1+

三井住友カード

	長期	短期
日本格付研究所(JCR)	A+	J-1+

三井住友ファイナンス&リース

	長期	短期
格付投資情報センター(R&I)	A+	a-1
日本格付研究所(JCR)	AA−	J-1+

目　次

第6期定時株主総会ご提供書類 ………… 3
事業報告 ………… 3
当社の現況に関する事項 ………… 3
会社役員に関する事項 ………… 14
社外役員に関する事項 ………… 16
当社の株式に関する事項 ………… 17
当社の新株予約権等に関する事項 ………… 20
会計監査人に関する事項 ………… 20
業務の適正を確保する体制 ………… 21
決算の概況（連結） ………… 23
決算の概況（単体） ………… 36
連結計算書類に係る会計監査人の監査報告書謄本 ………… 40
会計監査人の監査報告書謄本 ………… 41
監査役会の監査報告書謄本 ………… 42

三井住友フィナンシャルグループのご報告（ご参考） … 43
グループ会社のご紹介 ………… 43
三井住友銀行 ………… 43
三井住友カード ………… 45
三井住友ファイナンス&リース ………… 46
日本総合研究所 ………… 47
SMBCフレンド証券 ………… 48
トピックス ………… 49
ご案内 ………… 54

第６期（平成19年4月１日から 平成20年3月31日まで）事業報告

1. 当社の現況に関する事項

(1) 企業集団の事業の経過及び成果等

(経済金融環境)

当年度を顧みますと、海外では、欧州経済が底堅く推移し、アジア経済においても総じて高成長が持続した一方で、米国経済においては、サブプライムローン問題を背景に景気の減速傾向が強まり、昨年９月以降、段階的に政策金利の引下げが実施されました。わが国経済におきましては、サブプライムローン問題の影響は限定的でありましたが、住宅投資の落込みやエネルギー・原材料価格の高騰等により、年度末には景気の調整色が強まりました。

金融資本市場におきましては、昨年の夏以降、長期市場金利が低下傾向となったほか、米国の景気後退懸念の高まりなどを背景にドルに対して円高が進み、日経平均株価は、前年度末に比べて大幅に下落いたしました。また、欧米の金融資本市場におきましては、一部の金融機関がサブプライムローン問題に関連して巨額の損失を計上し、信用収縮の懸念が高まりました。

こうした中、わが国の金融界におきましては、昨年９月に幅広い金融商品について横断的な利用者保護の枠組みを整備した金融商品取引法や、全面的に内容を見直した改正信託法が施行されましたほか、昨年10月には郵政事業の民営化が実施されました。また、昨年12月には銀行等による保険販売が全面解禁されました。

(事業の経過及び成果)

このような経済金融環境のもと、銀行業務を中心に、クレジットカード業務、リース業務、システム開発・情報処理業務、証券業務等の金融サービスに係る事業を行っております当社グループは、当年度よりスタートいたしました中期経営計画「LEAD THE VALUE 計画」のもとで、「成長事業領域の重点的強化」及び「持続的成長に向けた企業基盤の整備」の２点の戦略施策に積極的に取り組んでまいりました。

成長事業領域の重点的強化といたしましては、次の取組みを行いました。

個人のお客さまにつきましては、株式会社三井住友銀行におきまして、より多くのお客さまに資産運用相談、ローン相談等をご利用いただけるように、支店、SMBCコンサルティングプラザ及びSMBCコンサルティングオフィスといった多様な形態の店舗を積極的に展開し、店舗網を強化いたしました。また、商品・サービスの面では、多様な金融サービスをワンストップで提供す

る「トータルコンサルティング」の実現に取り組んでまいりました。具体的には、昨年12月に銀行等による保険販売が全面解禁されたことを受け、終身、定期、医療等の６種類、合計16の保険商品の取扱いを開始いたしました。加えて、投資信託、個人年金保険やSMBCフレンド証券株式会社が提供する投資一任契約に基づく資産運用サービス等の資産運用商品のラインアップにつきましても強化いたしました。

また、クレジットカード事業におきまして、本年２月、当社、株式会社三井住友銀行、株式会社セントラルファイナンス、株式会社オーエムシーカード及び三井住友カード株式会社は、「本邦ナンバーワンのクレジットカード事業体の実現」に向けた今後のクレジットカード事業戦略を策定し、公表いたしました。

法人のお客さまにつきましては、引き続き、ソリューションビジネスの強化に取り組みました。株式会社三井住友銀行におきましては、法人営業部等の営業拠点と「コーポレート・アドバイザリー本部」との協働により、お客さまの事業戦略や財務戦略に資するご提案を行ってまいりました。また、ソリューション提供の一段の高度化に向け、大和証券エスエムビーシー株式会社との連携を更に強化いたしました。

事業承継、職域取引等の、個人と法人のお客さまのニーズが重なる分野につきましては、営業拠点と昨年４月に設置した「プライベート・アドバイザリー本部」との協働により、企業オーナー等の資産運用、事業承継等に資するご提案に取り組みました。

そのほか、高い技術や革新的なビジネスモデルを有するベンチャー企業や成長企業のお客さまの資金調達ニーズにお応えするため、昨年４月に「投資営業部」を新設し、支援体制を強化いたしました。また、新たな成長分野である環境関連ビジネスにも積極的に取り組んでまいりました。

海外におきましては、経済成長が著しい中国、東南アジア、中東等の市場における事業基盤の拡充に向けた取組みを進め、北京に支店を開設するなど、拠点網の強化を行いました。また、日系企業のお客さまへの支援強化等を目的として、海外金融機関との戦略的提携も積極的に推進し、ベトナムイグジムバンク、第一商業銀行（台湾）等との業務提携を開始いたしました。

リース事業におきましては、従来型のリースに留まらない取扱商品の多様化、差別化を図り、お客さまにより付加価値の高い商品・サービスをご提供するべく、当社グループと住友商事グループとの戦略的提携に基づき、昨年10月、三井住友銀リース株式会社と住商リース株式会社が合併し、三井住友ファイナンス＆リース株式

会社として発足いたしました。

次に、持続的成長に向けた企業基盤の整備につきましては、当社グループとして、中長期的目標を主軸とした業績評価制度に基づく業務運営、様々な分野においてプロフェッショナルな人材を確保・育成するための体制整備、IT基盤や事務基盤の整備に加え、コンプライアンス、CS・品質管理、リスク管理面での一層の体制強化に取り組んでまいりました。

具体的には、コンプライアンスにつきましては、株式会社三井住友銀行におきまして、昨年９月の金融商品取引法の施行に伴い、商品別の販売ルール等を整備いたしましたほか、継続的な行内研修、金融商品の販売において同法を遵守するためのサポートシステムの導入等の体制整備を実施いたしました。マネー・ローンダリング防止など、海外における法令等の遵守に関しましても、コンプライアンス部門内に「海外コンプライアンス室」を設置し、体制整備を進めました。

CS・品質管理につきましては、株式会社三井住友銀行におきまして、業務全般の品質向上を図るべく、「品質管理部」を中心に、お客さまのご意見やご要望に基づいた商品・サービスの改善等に取り組むとともに、「CS・品質向上委員会」を通じ、役職員における「お客さま本位」の姿勢の徹底を図ってまいりました。

リスク管理につきましては、昨年度末に導入されましたバーゼルⅡ（新BIS規制）への対応のうち、業務上のミスやシステム障害、災害等による損失といった「オペレーショナルリスク」の管理に関しまして、本年３月、わが国の金融機関としては初めて、最高度の管理手法であります「先進的計測手法」を、金融庁の承認のもと導入いたしました。

また、当社グループは、持続的な成長に向けて資本基盤を強化するべく、本年２月、国内の機関投資家に対し、総額1,350億円の優先出資証券を発行しております。

こうした取組みの結果、当年度の当社グループの連結決算は、連結経常利益8,311億円、連結当期純利益4,615億円となりました。

サブプライムローン関連証券等につきましては、早期売却を実施するとともに、適切に償却・引当を実施いたしました結果、当年度末時点におけるサブプライムローン関連の投融資残高は、償却・引当控除後で約60億円となり、今後の当社グループの財務面への影響は限定的であると考えております。

当年度末の株式会社三井住友銀行の金融機能の再生

のための緊急措置に関する法律に基づく開示債権は、前年度末比652億円増加の8,039億円となり、不良債権比率は1.24%となっております。

また、当社は、中期経営計画に基づき、株主の皆さまへの利益還元を強化する観点から、当年度を通じての普通株式１株当たりの配当金を、前年度対比5,000円増額し、12,000円（うち5,000円は中間配当金）とさせていただく予定であります。

(対処すべき課題)

当社グループは、平成20年度を、「不透明・不確実な環境変化に適切に対応しつつ、中期経営計画の実現に向け着実に前進する年」と位置付け、中期経営計画で掲げた戦略施策に取り組んでまいります。

第一に、当社グループは、引き続き、成長事業領域の重点的強化を推進してまいります。

個人のお客さまにつきましては、株式会社三井住友銀行におきまして、保険商品や投資信託のラインアップの一層の充実を図ってまいりますとともに、コンサルタントの増員、スキル向上に努めてまいります。

クレジットカード事業におきましては、来年４月を目途に、株式会社セントラルファイナンス、株式会社オーエムシーカード及び株式会社クオークの合併を計画しております。今後、合併新会社と三井住友カード株式会社を軸にクレジットカード事業を強化し、当社グループ全体でのスケールメリットの追求並びに各社の強みを活かした協働による効果の極大化を目指してまいります。

法人のお客さまにつきましては、株式会社三井住友銀行におきまして、引き続き、お客さまの多様なニーズに的確にお応えする質の高いソリューション提供に取り組んでまいります。具体的には、法人営業部等の営業拠点とコーポレート・アドバイザリー本部及びプライベート・アドバイザリー本部との協働に加えまして、本年４月に新設いたしました「グローバル・アドバイザリー部」を通じて、国内外の拠点の連携を推進し、お客さまの海外進出や海外における事業展開等に対するソリューション提供を一段と強化してまいります。

また、海外におきましては、競争力を有するプロジェクトファイナンス、船舶ファイナンス等を一段と強化してまいりますとともに、重要市場と位置づけておりますアジア地域におきまして、昨年来の各国の地場銀行との業務提携等を推進し、着実にビジネスチャンスを獲得してまいります。

更に、大和証券エスエムビーシー株式会社、三井住

友ファイナンス＆リース株式会社、株式会社日本総合研究所等と、グループ一体となったソリューション提供を今後も進めてまいります。

第二に、当社グループは、持続的成長を支える企業基盤の整備を一段と進めてまいります。

コンプライアンスにつきましては、引き続き、国内外を問わず、法令等の遵守を徹底し、磐石の体制を構築してまいります。CS・品質の向上につきましても、今後とも、お客さまのご意見・ご要望を活かす体制をより強化してまいります。加えて、リスク管理につきましても、バーゼルⅡ（新BIS規制）への対応や与信管理の強化等に関し、一段の高度化を図ってまいります。

グローバル化の進展に対応した体制強化といたしましては、「最高の信頼を得られ世界に通じる金融グループ」を目指し、ニューヨーク証券取引所への上場を検討してまいります。

また、当社は、今後も中期経営計画の着実な進捗に合わせて、株主の皆さまへの利益還元の一層の充実を積極的に検討してまいります。

当社グループは、これらの取組みにおいて着実な成果をお示しすることにより、株主の皆さまのご期待にお応えしてまいりたいと考えております。

株主の皆さまには、何卒今後ともなお一層のご理解、ご支援を賜りますようお願い申し上げます。

(2) 企業集団及び当社の財産及び損益の状況

イ　企業集団の財産及び損益の状況

(単位:億円)

	平成16年度	平成17年度	平成18年度	平成19年度
連結経常収益	35,807	37,051	39,012	46,235
連結経常利益（△は連結経常損失）	△ 302	9,635	7,986	8,311
連結当期純利益（△は連結当期純損失）	△ 2,342	6,868	4,413	4,615
連結純資産額	27,757	44,543	53,312	52,240
連結総資産	997,318	1,070,105	1,008,583	1,119,559

注 1. 記載金額は、単位未満を切り捨てて表示しております。
2. 平成18年度より、「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準第5号) 及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準適用指針第8号) を適用しております。
3. 平成19年度の連結される子会社及び子法人等は268社、持分法適用の非連結の子法人等及び関連法人等は74社であります。

ロ　当社の財産及び損益の状況

(単位:億円)

	平成16年度	平成17年度	平成18年度	平成19年度
営業収益	2,588	554	3,764	1,116
受取配当額	2,517	464	3,666	896
銀行業を営む子会社	2,504	344	3,492	746
その他の子会社	12	28	56	43
当期純利益	百万円 252,228	百万円 73,408	百万円 363,535	百万円 82,975
1株当たりの当期純利益	円 銭 38,302 88	円 銭 6,836 35	円 銭 46,326 41	円 銭 9,134 13
総資産	37,951	41,663	39,594	40,212
銀行業を営む子会社株式等	31,657	31,657	31,657	31,657
その他の子会社株式等	3,195	2,490	4,706	5,257

注 1. 記載金額は、単位未満を切り捨てて表示しております。
2. 平成18年度より、「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準第5号) 及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準適用指針第8号) を適用しております。

(3) 企業集団の使用人の状況

	当年度末			前年度末		
	銀行業	リース業	その他事業	銀 行 業	リース業	その他事業
使用人数	22,955人	1,995人	21,479人	21,181人	1,805人	18,442人

注１．使用人数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員（当年度末16,009人、前年度末15,732人）を含んでおりません。
　２．当社並びに連結される子会社及び子法人等の使用人数を記載しております。

(4) 企業集団の主要な営業所等の状況

イ　銀行業

株式会社三井住友銀行：
　国内：本店、東京営業部、大阪本店営業部、神戸営業部　ほか 626 店（前年度末 619 店）
　海外：ニューヨーク支店　ほか 24 店（前年度末 23 店）

株式会社みなと銀行：
　本店　ほか 108 店（前年度末 108 店）

株式会社関西アーバン銀行：
　本店　ほか 101 店（前年度末 103 店）

ロ　リース業

三井住友ファイナンス＆リース株式会社：
　東京本社、竹橋オフィス及び大阪本社ほか

ハ　その他事業

三井住友カード株式会社：
　東京本社及び大阪本社ほか

株式会社日本総合研究所：
　東京本社及び大阪本社ほか

SMBCフレンド証券株式会社：
　本店ほか

(5) 企業集団の設備投資の状況

イ　設備投資の総額

(単位:百万円)

事業セグメント	金額
銀　行　業	98,278
リ ー ス 業	16,254
その他事業	21,423
合　　計	135,956

注 1.　記載金額は、単位未満を切り捨てて表示しております。
　 2.　当社並びに連結される子会社及び子法人等の設備投資の総額を記載しております。

ロ　重要な設備の新設等

(単位:百万円)

事業セグメント	会社名	内容	金額
銀　行　業	株式会社三井住友銀行	店舗関連設備投資等	27,703
		ソフトウェア	41,424
リ ー ス 業	重要なものはありません		—
その他事業	三井住友カード株式会社	東京本社移転に伴う旧東京本社ビル売却	

注　記載金額は、単位未満を切り捨てて表示しております。

(6) 重要な親会社及び子会社等の状況

イ　親会社の状況

該当ありません。

ロ　子会社等の状況

会社名	所在地	主要業務内容	設立年月日	資本金	当社が有する子会社等の議決権比率	その他
株式会社三井住友銀行	東京都千代田区有楽町一丁目１番２号	銀行業務	平成８年６月６日	百万円 664,986	% 100.00	―
三井住友カード株式会社	大阪市中央区今橋四丁目５番15号	クレジットカード業務	昭和42年12月26日	34,000	65.99	―
三井住友ファイナンス＆リース株式会社	東京都港区西新橋三丁目９番４号	リース業務	昭和38年２月４日	15,000	55.00	―
株式会社日本総合研究所	東京都千代田区一番町16番	システム開発・情報処理業務 コンサルティング業務 シンクタンク業務	平成14年11月１日	10,000	100.00	―
SMBCフレンド証券株式会社	東京都中央区日本橋兜町７番12号	証券業務	昭和23年３月２日	27,270	100.00	―
SMBC信用保証株式会社	東京都港区六本木六丁目１番21号	信用保証業務	昭和51年７月14日	187,720	100.00 (100.00)	―
株式会社クオーク	東京都港区三田三丁目５番27号	個品割賦あっせん・総合割賦あっせん業務	昭和53年４月５日	4,750	31.05 (31.05)	―
SMBCファイナンスサービス株式会社	東京都港区三田三丁目５番27号	融資業務 ファクタリング業務 集金代行業務	昭和47年12月５日	71,705	100.00 (100.00)	―
株式会社みなと銀行	神戸市中央区三宮町二丁目１番１号	銀行業務	昭和24年９月６日	27,484	46.34 (46.34)	―
株式会社関西アーバン銀行	大阪市中央区西心斎橋一丁目２番４号	銀行業務	大正11年７月１日	37,040	58.00 (58.00)	―
株式会社ジャパンネット銀行	東京都新宿区西新宿二丁目１番１号	銀行業務	平成12年９月19日	37,250	59.70 (59.70)	―
欧州三井住友銀行 (Sumitomo Mitsui Banking Corporation Europe Limited)	99 Queen Victoria Street, London EC4V 4EH, U.K.	銀行業務	平成15年３月５日	170,323 (17 億米ドル)	100.00 (100.00)	―
SMBCキャピタル・マーケット会社 (SMBC Capital Markets, Inc.)	Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, U.S.A.	スワップ関連業務 投融資業務	昭和61年12月４日	0 (100 米ドル)	100.00 (100.00)	―
住友三井オートサービス株式会社	東京都新宿区西新宿三丁目20番２号	リース業務	昭和56年２月21日	6,950	39.99	―
大和証券エスエムビーシー株式会社	東京都千代田区丸の内一丁目９番１号	証券業務 金融派生商品業務	平成11年２月５日	255,700	40.00	―
大和住銀投信投資顧問株式会社	東京都千代田区霞ヶ関三丁目２番１号	投資顧問業務 投資信託委託業務	昭和48年６月１日	2,000	43.96	―
プロミス株式会社	東京都千代田区大手町一丁目２番４号	消費者金融業務	昭和37年３月20日	80,737	22.02 (22.02)	―
株式会社セントラルファイナンス	名古屋市中区錦三丁目20番27号	個品割賦あっせん・総合割賦あっせん業務	昭和35年１月28日	23,254	24.74 (15.33)	―
株式会社オーエムシーカード	東京都港区港南二丁目16番４号	クレジットカード業務	昭和25年９月11日	43,343	32.61 (32.61)	―

注1. 資本金は単位未満を、当社が有する子会社等の議決権比率は小数点第3位以下を、それぞれ切り捨てて表示しております。
2. 資本金の円換算額は、決算日の為替相場により算出しております。
3. 当社が有する子会社等の議決権比率の（ ）内は、間接議決権比率を内数として表示しております。
4. 三井住友銀リース株式会社は、平成19年10月1日に住商リース株式会社と合併し、新商号を三井住友ファイナンス＆リース株式会社としております。
5. 従来記載しておりましたSMFG企業再生債権回収株式会社は清算されたため、当社の連結される子会社から除外しております。
6. 株式会社クオークを新たに記載しております。
7. 株式会社みなと銀行に対する当社が有する子会社等の議決権比率には、株式会社三井住友銀行が退職給付信託に拠出した株式の議決権比率40.39％が含まれており、当該株式の議決権については株式会社三井住友銀行の指図により行使されることとなっております。
8. 住友三井オートサービス株式会社を新たに記載しております。
9. 株式会社セントラルファイナンスは、株式取得により当事業年度から当社の持分法適用の関連法人等となっております。
10. 株式会社オーエムシーカードは、株式取得により当事業年度から当社の持分法適用の関連法人等となっております。

重要な業務提携の概況
1. 当社及び株式会社三井住友銀行は、株式会社大和証券グループ本社との間で、投資銀行業務、アセットマネジメント業務の両分野において戦略的提携を実施しております。
2. 当社及び株式会社三井住友銀行は、ゴールドマン・サックス証券株式会社との間で、同社の業務上の専門知識が活用できる分野での業務協力に関する契約を締結しております。
3. 当社及び株式会社三井住友銀行は、プロミス株式会社との間で、コンシューマー・ファイナンス事業において戦略的提携を実施しております。
4. 当社、三井住友カード株式会社及び株式会社三井住友銀行は、株式会社エヌ・ティ・ティ・ドコモとの間で、携帯電話を活用した新クレジット決済サービス事業の共同推進を中心とした業務提携契約を締結しております。

(7) 主要な借入先

借入先	借入金残高	当社への出資状況	
		持株数	議決権比率
株式会社三井住友銀行	1,049,030 百万円	100,481 株	— %

注1. 記載金額は、単位未満を切り捨てて表示しております。
2. 上記以外の借入金はありません。

(8) 事業譲渡等の状況

事業譲渡等の日付	事業譲渡等の状況
平成19年10月1日	三井住友銀リース株式会社は、平成19年10月1日に住商リース株式会社と合併し、新商号を三井住友ファイナンス＆リース株式会社としております。

(9) その他企業集団の現況に関する重要な事項

イ　当社は、英国領ケイマン諸島に設立した海外特別目的子会社を通じ、平成20年２月に1,350億円の優先出資証券の発行による資金調達を実施いたしました。

ロ　当社、株式会社三井住友銀行、株式会社セントラルファイナンス、株式会社オーエムシーカード及び三井住友カード株式会社は、平成20年２月29日に、「本邦ナンバーワンのクレジットカード事業体の実現」に向けた今後のクレジットカード事業戦略について合意いたしました。事業戦略の一環といたしまして、当社、株式会社三井住友銀行、株式会社セントラルファイナンス、株式会社オーエムシーカード及び株式会社クオークは、平成21年４月１日を目途に、株式会社セントラルファイナンス、株式会社オーエムシーカード及び株式会社クオークが合併することに基本合意いたしました。また、三井住友カード株式会社と合併新会社の連携を円滑に行うために、当社は、関係当局の許認可の取得を前提として、平成20年10月１日を目途に、当社が完全親会社となる中間持株会社を設立し、当社もしくは株式会社三井住友銀行が保有する株式会社セントラルファイナンス、株式会社オーエムシーカード、株式会社クオーク及び三井住友カード株式会社の株式全てを当該中間持株会社に移転する予定です。

2. 会社役員に関する事項

(1) 会社役員の状況

(年度末現在)

氏名	地位及び担当	重要な兼職	その他
奥　正之	取締役会長（代表取締役）	株式会社三井住友銀行頭取（代表取締役） 全国銀行協会会長	―
北山　禎介	取締役社長（代表取締役）	株式会社三井住友銀行取締役会長（代表取締役） 富士フイルムホールディングス株式会社取締役 株式会社三越取締役	―
西山　茂	取締役副社長（代表取締役） グループ業務管理室、 監査部担当役員	株式会社セントラルファイナンス監査役	―
遠藤　修	取締役 コンシューマービジネス 統括部担当役員	株式会社三井住友銀行取締役（代表取締役）	―
種橋　潤治	取締役 総務部、人事部、 リスク統括部担当役員	株式会社三井住友銀行取締役（代表取締役）	―
國部　毅	取締役 広報部、企画部、財務部、 グループ事業部担当役員	株式会社三井住友銀行常務執行役員	―
山内　悦嗣	取締役（社外役員）	公認会計士 その他の兼職の状況は、後記「社外役員の兼任その他の状況」に記載のとおりであります。	―
山川洋一郎	取締役（社外役員）	弁護士 その他の兼職の状況は、後記「社外役員の兼任その他の状況」に記載のとおりであります。	―
横山　禎徳	取締役（社外役員）	後記「社外役員の兼任その他の状況」に記載のとおりであります。	―
平澤　正英	常任監査役	株式会社三井住友銀行監査役	―
小林　貞雄	常任監査役	―	―
大西　勝也	監査役（社外役員）	弁護士 その他の兼職の状況は、後記「社外役員の兼任その他の状況」に記載のとおりであります。	―
荒木　浩	監査役（社外役員）	東京電力株式会社顧問 その他の兼職の状況は、後記「社外役員の兼任その他の状況」に記載のとおりであります。	―
宇野　郁夫	監査役（社外役員）	日本生命保険相互会社代表取締役会長 その他の兼職の状況は、後記「社外役員の兼任その他の状況」に記載のとおりであります。	―

注1. 取締役 山内悦嗣、同 山川洋一郎、同 横山禎徳の３氏は、会社法第２条第15号に定める社外取締役であります。
2. 監査役 大西勝也、同 荒木 浩、同 宇野郁夫の３氏は、会社法第２条第16号に定める社外監査役であります。
3. 平成20年４月１日付 地位及び担当の異動並びに重要な兼職の変更

取締役社長（代表取締役）	北 山 禎 介	株式会社三越伊勢丹ホールディングス監査役 （株式会社三越取締役は平成20年３月31日付で辞任）
取締役副社長（代表取締役）	西 山 茂	取締役 グループ業務管理室、監査部担当を解く
取締役	種 橋 潤 治	総務部、人事部、リスク統括部担当を解く 株式会社三井住友銀行取締役
取締役	國 部 毅	広報部、企画部、財務部、財務開発室、グループ事業部担当役員

平成20年４月22日付 重要な兼職の変更

取締役会長（代表取締役）	奥 正 之	全国銀行協会会長を退任

平成20年４月30日付 地位及び担当の異動並びに重要な兼職の変更

取締役	種 橋 潤 治	取締役を辞任 株式会社三井住友銀行取締役を辞任

当事業年度中に辞任した会社役員

氏名	地位及び担当	重要な兼職	その他
楠 守雄	常任監査役	株式会社三井住友銀行監査役	平成19年6月28日辞任

注 地位及び担当、重要な兼職は辞任時点でのものであります。

(2) 会社役員に対する報酬等

（単位:百万円）

区分	報酬等
取締役	278
監査役	82
計	360

注1. 記載金額は、単位未満を切り捨てて表示しております。
2. 取締役の使用人としての報酬その他の職務遂行の対価はありません。
3. 役員報酬限度額は、当社設立に係る平成14年９月26日開催の株式会社三井住友銀行の第１回第一種優先株式、第２回第一種優先株式及び第五種優先株式に係る種類株主総会並びに同年９月27日開催の株式会社三井住友銀行の臨時株主総会（普通株式に係る種類株主総会を兼ねる）において、取締役が月額40百万円、監査役が月額15百万円と決議されております。
4. 報酬等の額には、取締役及び監査役に対する役員賞与引当金繰入額（取締役49百万円、監査役10百万円）が含まれております。
5. 報酬等の額には、取締役及び監査役に対する役員退職慰労引当金繰入額（取締役63百万円、監査役13百万円）が含まれております。
6. 後記「社外役員に対する報酬等」を含めた金額を記載しております。

3. 社外役員に関する事項

(1) 社外役員の兼任その他の状況

氏名	兼任その他の状況			
山内　悦嗣	株式会社三井住友銀行取締役 ソニー株式会社取締役	(社外役員) (社外役員)	株式会社アマナ取締役 スタンレー電気株式会社監査役	(社外役員) (社外役員)
山川洋一郎	株式会社三井住友銀行取締役 日新製鋼株式会社監査役	(社外役員) (社外役員)	第一生命保険相互会社取締役	(社外役員)
横山　禎徳	株式会社三井住友銀行取締役	(社外役員)	オリックス株式会社取締役	(社外役員)
大西　勝也	株式会社三井住友銀行監査役	(社外役員)		
荒木　　浩	株式会社三井住友銀行監査役 株式会社テレビ東京監査役	(社外役員) (社外役員)	鹿島建設株式会社監査役	(社外役員)
宇野　郁夫	日本生命保険相互会社代表取締役会長 株式会社三井住友銀行監査役 松下電器産業株式会社取締役 東北電力株式会社監査役	 (社外役員) (社外役員) (社外役員)	 富士急行株式会社取締役 小田急電鉄株式会社監査役 西日本旅客鉄道株式会社監査役	 (社外役員) (社外役員) (社外役員)

注　監査役 宇野郁夫氏は日本生命保険相互会社代表取締役会長を兼任しており、同社は当社の大株主であります。

(2) 社外役員の主な活動状況

氏名	在任期間	取締役会への出席状況	取締役会における発言その他の活動状況
山内　悦嗣	5年3ヵ月	当年度開催の取締役会13回のうち12回出席	主に公認会計士としての豊富な経験と高い識見に基づいた提言や意見表明を行っております。
山川洋一郎	5年3ヵ月	当年度開催の取締役会13回のうち10回出席	主に弁護士としての豊富な経験と高い識見に基づいた提言や意見表明を行っております。
横山　禎徳	1年9ヵ月	当年度開催の取締役会13回のうち11回出席	主に会社経営に対する幅広い知識と高い識見に基づいた提言や意見表明を行っております。
大西　勝也	5年3ヵ月	当年度開催の取締役会13回のうち11回出席 当年度開催の監査役会５回のうちすべてに出席	主に法曹界における豊富な経験と高い識見に基づいた提言や意見表明を行っております。
荒木　　浩	3年9ヵ月	当年度開催の取締役会13回のうち８回出席 当年度開催の監査役会５回のうち４回出席	主に会社経営者としての豊富な経験と高い識見に基づいた提言や意見表明を行っております。
宇野　郁夫	2年9ヵ月	当年度開催の取締役会13回のうち９回出席 当年度開催の監査役会５回のうち４回出席	主に会社経営者としての豊富な経験と高い識見に基づいた提言や意見表明を行っております。

注　在任期間は、１ヵ月に満たない期間を切り捨てて表示しております。

(3) 責任限定契約

氏名	責任限定契約の内容の概要
山内　悦嗣	当社は、左記の社外役員との間に、会社法第427条第1項の規定により、1,000万円または同項における最低責任限度額のいずれか高い額を限度として、同法第423条第1項の賠償責任を限定する契約を締結しております。
山川洋一郎	
横山　禎徳	
大西　勝也	
荒木　　浩	
宇野　郁夫	

(4) 社外役員に対する報酬等

(単位:百万円)

	当社から受けている報酬等	当社の親会社等から受けている報酬等
報酬等の合計	42	－

注1. 記載金額は、単位未満を切り捨てて表示しております。
2. 社外取締役及び社外監査役に対する役員賞与金はありません。
3. 当社から受けている報酬等の額には、社外取締役及び社外監査役に対する役員退職慰労引当金繰入額（社外取締役３百万円、社外監査役３百万円）が含まれております。

4. 当社の株式に関する事項

(1) 株式数

発行可能株式総数	普通株式	15,000,000株
	第四種優先株式	50,100株
	第五種優先株式	167,000株
	第六種優先株式	70,001株
	第七種優先株式	167,000株
	第八種優先株式	115,000株
	第九種優先株式	115,000株
発行済株式の総数	普通株式	7,733,653株
	第１回第四種優先株式	4,175株
	第２回第四種優先株式	4,175株
	第３回第四種優先株式	4,175株
	第４回第四種優先株式	4,175株
	第５回第四種優先株式	4,175株
	第６回第四種優先株式	4,175株
	第７回第四種優先株式	4,175株
	第８回第四種優先株式	4,175株
	第９回第四種優先株式	4,175株
	第10回第四種優先株式	4,175株
	第11回第四種優先株式	4,175株
	第12回第四種優先株式	4,175株
	第１回第六種優先株式	70,001株

注　株式数は、１株未満を切り捨てて表示しております。

(2) 当年度末株主数

普通株式	181,835名
第１回第四種優先株式	1名
第２回第四種優先株式	1名
第３回第四種優先株式	1名
第４回第四種優先株式	1名
第５回第四種優先株式	1名
第６回第四種優先株式	1名
第７回第四種優先株式	1名
第８回第四種優先株式	1名
第９回第四種優先株式	1名
第10回第四種優先株式	1名
第11回第四種優先株式	1名
第12回第四種優先株式	1名
第１回第六種優先株式	4名

注　上記の普通株式の株主数は、端株のみを有する端株主数37,377名を含んでおりません。

(3) 大株主

① 普通株式

株主の氏名又は名称	当社への出資状況	
	持株数等	持株比率
日本マスタートラスト信託銀行株式会社（信託口）	492,814 株	6.37 %
日本トラスティ・サービス信託銀行株式会社（信託口）	488,489	6.31
日本生命保険相互会社	154,667	1.99
ステート ストリート バンク アンド トラスト カンパニー	142,599	1.84
ステート ストリート バンク アンド トラスト カンパニー 505103	128,919	1.66
ヒーローアンドカンパニー	113,913	1.47
ジェーピー モルガン チェース バンク 380055	101,502	1.31
株式会社三井住友銀行	100,481	1.29
メロン バンク エヌエー アズ エージェント フォー イッツ クライアント メロン オムニバス ユーエス ペンション	97,445	1.26
日本トラスティ・サービス信託銀行株式会社（信託口４）	77,481	1.00

注1. 発行済株式総数の10分の１以上の数の株式を有する株主は該当ありません。
2. 持株数等は１株未満を、持株比率は小数点第３位以下を、それぞれ切り捨てて表示しております。

② 第１回第四種優先株式

株主の氏名又は名称	当社への出資状況	
	持株数等	持株比率
ザ・ゴールドマン・サックス・グループ・インク	4,175 株	100.00 %

③ 第２回第四種優先株式

株主の氏名又は名称	当社への出資状況	
	持株数等	持株比率
ザ・ゴールドマン・サックス・グループ・インク	4,175 株	100.00 %

④ 第３回第四種優先株式

株主の氏名又は名称	当社への出資状況	
	持株数等	持株比率
ザ・ゴールドマン・サックス・グループ・インク	4,175 株	100.00 %

⑤ 第４回第四種優先株式

株主の氏名又は名称	当社への出資状況	
	持株数等	持株比率
ザ・ゴールドマン・サックス・グループ・インク	4,175 株	100.00 %

⑥ 第５回第四種優先株式

株主の氏名又は名称	当社への出資状況	
	持株数等	持株比率
ジーエスエスエム ホールディング ツー コープ	4,175 株	100.00 %

⑦ 第６回第四種優先株式

株主の氏名又は名称	当社への出資状況	
	持株数等	持株比率
ジーエスエスエム ホールディング ツー コープ	4,175 株	100.00 %

⑧ 第7回第四種優先株式

株主の氏名又は名称	当社への出資状況	
	持株数等	持株比率
ジーエスエスエム ホールディング ツー コープ	4,175 株	100.00 %

⑨ 第8回第四種優先株式

株主の氏名又は名称	当社への出資状況	
	持株数等	持株比率
ジーエスエスエム ホールディング ツー コープ	4,175 株	100.00 %

⑩ 第9回第四種優先株式

株主の氏名又は名称	当社への出資状況	
	持株数等	持株比率
ジーエスエスエム ホールディング ツー コープ	4,175 株	100.00 %

⑪ 第10回第四種優先株式

株主の氏名又は名称	当社への出資状況	
	持株数等	持株比率
ジーエスエスエム ホールディング ツー コープ	4,175 株	100.00 %

⑫ 第11回第四種優先株式

株主の氏名又は名称	当社への出資状況	
	持株数等	持株比率
ジーエスエスエム ホールディング ツー コープ	4,175 株	100.00 %

⑬ 第12回第四種優先株式

株主の氏名又は名称	当社への出資状況	
	持株数等	持株比率
ジーエスエスエム ホールディング ツー コープ	4,175 株	100.00 %

⑭ 第1回第六種優先株式

株主の氏名又は名称	当社への出資状況	
	持株数等	持株比率
住友生命保険相互会社	23,334 株	33.33 %
日本生命保険相互会社	20,000	28.57
三井生命保険株式会社	16,667	23.80
三井住友海上火災保険株式会社	10,000	14.28

注 持株比率は、小数点第3位以下を切り捨てて表示しております。

(4) その他株式に関する重要な事項

平成20年4月30日をもって、第5回第四種優先株式、第6回第四種優先株式、第7回第四種優先株式及び第8回第四種優先株式の全株式につき取得請求権が行使されたことに伴い、当該優先株式の取得と引換えに普通株式157,151株を発行いたしました。

5. 当社の新株予約権等に関する事項

(1) 事業年度の末日において当社の会社役員が有している当社の新株予約権等

区分	新株予約権等の内容の概要	新株予約権等を有する者の人数
取締役（社外役員を除く。）	①発行決議の日：平成14年6月27日 ②新株予約権の数：36個（取締役25個、監査役11個） ③新株予約権の目的となる株式の種類：普通株式 ④新株予約権の目的となる株式の数：36株 ⑤新株予約権の行使により株式を発行する場合の株式の発行価額：669,775円（新株予約権の発行価額は無償とする）	5人
社外取締役		―
監査役		2人

注1. 本新株予約権は、平成14年6月27日開催の株式会社三井住友銀行の第1期定時株主総会における決議を受けて発行され、同年9月26日開催の第1回第一種優先株式、第2回第一種優先株式及び第五種優先株式に係る種類株主総会並びに同年9月27日開催の臨時株主総会（普通株式に係る種類株主総会を兼ねる）において、当社が同行の発行した新株予約権1,620個に係る義務を承継することが決議されたものであります。なお、株式会社三井住友銀行は、平成14年12月2日の株式移転による当社設立に伴い当社の完全子会社となり、平成15年3月17日を期日として株式会社わかしお銀行と合併し、新商号を株式会社三井住友銀行としております。
2. 新株予約権を行使することができる期間は、平成16年6月28日から平成24年6月27日までであります。
3. 新株予約権の行使により株式を発行する場合の株式の発行価額（新株予約権の行使に際して払込をなすべき額）は、新株予約権発行後に当社が時価を下回る発行価額で新株式を発行する場合（新株予約権の行使による場合を除く）は、次の算式により調整されます。ただし、調整により生じる1円未満の端数は切り上げます。

$$\text{調整後発行価額} = \text{調整前発行価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新発行株式数} \times \text{1株当たり発行価額}}{\text{1株当たり時価}}}{\text{既発行株式数} + \text{新発行株式数}}$$

また、発行価額は、株式の分割または併合の際にも適宜調整されます。

(2) 事業年度中に使用人等に交付した当社の新株予約権等

該当ありません。

6. 会計監査人に関する事項

(1) 会計監査人の状況

氏名又は名称	当該事業年度に係る報酬等	その他
あずさ監査法人 指定社員　佐藤　正典 指定社員　沼野　廣志 指定社員　山田　裕行	公認会計士法（昭和23年法律第103号）第2条第1項の業務に係る報酬等の額　74百万円 うち会計監査人としての報酬等の額　41百万円	当社は、会計監査人に対して、公認会計士法第2条第1項の業務以外の業務である、財務報告に係る内部統制の整備に対する助言業務等についての対価を支払っております。

注1. 記載金額は、単位未満を切り捨てて表示しております。
2. 当社と会計監査人との間の監査契約において、会社法に基づく監査と金融商品取引法に基づく監査の監査報酬の額を区分しておりませんので、「うち会計監査人としての報酬等の額」には金融商品取引法に基づく監査の報酬等を含めて記載しております。
3. 当社、子会社及び子法人等（非連結の子会社及び子法人等を除く）が会計監査人である監査法人に支払うべき金銭その他の財産上の利益の合計額は、993百万円であります。

(2) 責任限定契約

該当ありません。

(3) 会計監査人に関するその他の事項

イ　会計監査人の解任または不再任の決定の方針

当社は、会社法第340条に基づき監査役会において会計監査人を解任するほか、会計監査人が職務を適切に遂行することが困難と認められる等の場合には、監査役会の同意または請求に基づき、会計監査人の解任または不再任を目的とする議案を株主総会に提出いたします。

ロ　当社の重要な子会社及び子法人等のうち、株式会社ジャパンネット銀行、欧州三井住友銀行、SMBCキャピタル・マーケット会社は、当社の会計監査人以外の監査法人（外国におけるこれらの資格に相当する資格を有する者を含む）の監査を受けております。

7. 業務の適正を確保する体制

当社取締役会は、当社における業務の適正を確保するために整備すべき体制を次のとおり決議いたしております。

(取締役の職務の執行に係る情報の保存及び管理に関する体制)

第1条　取締役の職務の執行に係る情報については、情報管理規程、文書管理規則に則り、適切な保存及び管理を行う。

(損失の危険の管理に関する規程その他の体制)

第2条　当社のグループ全体における損失の危険の管理を適切に行うため、リスク管理の基本的事項をリスク管理規程として定め、リスク管理担当部署が、経営企画担当部署とともに、各リスクについて網羅的、体系的な管理を行う。

② 当社のグループ全体のリスク管理の基本方針は、取締役社長の指名する役員で構成されるグループ経営会議で決裁のうえ、取締役会の承認を得る。

③ グループ経営会議、担当役員、リスク管理担当部署は、前項において承認されたグループ全体のリスク管理の基本方針に基づいて、リスク管理を行う。

(取締役の職務の執行が効率的に行われることを確保するための体制)

第3条　取締役の職務の執行が効率的に行われることを確保するため、業務計画を策定し、それに基づく業務運営及び業績管理を行う。

② 各取締役が適切に職務の執行を分担するとともに、組織規程、グループ会社規程等を定め、これらの規程に則った役職員への適切な権限委譲を行う。

（役職員の職務の執行が法令及び定款に適合することを確保するための体制）

第４条　役職員の職務の執行が法令及び定款に適合することを確保するため、当社の社会的責任に関する共通理念であるビジネス・エシックスを定めるとともに、コンプライアンス・マニュアルを制定し、役職員がこれを遵守する。

② グループにおけるコンプライアンス体制を有効に機能させることを目的として、年度ごとに、規程の整備や研修等、コンプライアンスに関する具体的な年間計画を取締役会で策定し、体制整備を進める。

③ 会計処理の適正性及び財務報告の信頼性を確保するため、財務報告に係る内部統制評価規程等を制定し、財務報告に係る内部統制について必要な体制を整備・運用するとともに、その有効性を評価する。

④ 当社及び役職員による法令等の違反を早期に発見・是正することを目的として、内部通報制度を整備し、これを適切に運営する。

⑤ 上記の実施状況を検証するため、各部署から独立した内部監査担当部署が内部監査を行い、その結果を取締役会、グループ経営会議等に対して報告する。

（企業集団における業務の適正を確保するための体制）

第５条　グループ全体の業務執行及び経営管理に関する最高意思決定機関として、取締役会のもとにグループ経営会議を設置する。業務執行上の重要事項等は、取締役会で決定した基本方針に基づき、グループ経営会議における協議を踏まえ、採否を決定したうえで執行する。

② グループ全体における一元的なコンプライアンス体制を維持するため、グループ会社規程及びコンプライアンス・マニュアルグループ会社規則を定め、これらの規程に則った適切な管理を行う。

③ グループ会社間の取引等の公正性及び適切性を確保するため、グループ会社間の取引等に係る方針をグループ内取引管理規則として定め、同規則に基づいた運営及び管理を行う。また、これらの取引等のうち、グループ全体の経営に重大な影響を与える可能性のある取引等については、グループ経営会議で決裁のうえ、取締役会の承認を得る。

（監査役の職務を補助すべき使用人の体制、取締役からの独立性）

第６条　監査役の監査業務の遂行を補助するために、監査役室を設置する。

② 監査役室の使用人の取締役からの独立性を確保するために、当該使用人の人事評価・異動については、監査役の同意を必要とする。

（役職員が監査役会または監査役に報告をするための体制等に係る事項）

第７条　役職員は、当社もしくはグループ会社に著しい損害を及ぼすおそれのある事実や、不正の行為または法令、定款に違反する重大な事実を発見したときには、当該事実を監査役に対し報告する。

② 役職員は、その業務執行について監査役から説明を求められたときには、速やかに当該事項を報告する。

（監査役の監査が実効的に行われることを確保するための体制に係る事項）

第８条　内部監査担当部署は、監査役と緊密な連携を保ち、監査役が自らの監査について協力を求めるときには、監査役が実効的な監査を行うことができるよう努める。

② 代表取締役は、監査役との間で定期的な意見交換を行う機会を確保すること等により、監査役による監査機能の実効性向上に努める。

第6期末（平成20年3月31日現在）連結貸借対照表

（単位:百万円）

科目	金額	科目	金額
（資産の部）		（負債の部）	
現金預け金	5,017,325	預金	72,690,624
コールローン及び買入手形	595,802	譲渡性預金	3,078,149
買現先勘定	357,075	コールマネー及び売渡手形	2,638,142
債券貸借取引支払保証金	1,940,170	売現先勘定	1,832,467
買入金銭債権	1,153,070	債券貸借取引受入担保金	5,732,042
特定取引資産	4,123,611	特定取引負債	2,671,316
金銭の信託	7,329	借用金	4,279,034
有価証券	23,517,501	外国為替	301,123
貸出金	62,144,874	短期社債	769,100
外国為替	893,567	社債	3,969,308
その他資産	4,951,587	信託勘定借	80,796
有形固定資産	820,411	その他負債	3,916,427
建物	235,729	賞与引当金	29,267
土地	463,225	役員賞与引当金	1,171
建設仮勘定	3,755	退職給付引当金	38,701
その他の有形固定資産	117,700	役員退職慰労引当金	7,998
無形固定資産	332,525	預金払戻引当金	10,417
ソフトウェア	141,419	特別法上の引当金	1,118
のれん	178,645	繰延税金負債	52,046
その他の無形固定資産	12,460	再評価に係る繰延税金負債	47,446
リース資産	1,425,097	支払承諾	4,585,141
繰延税金資産	985,528	負債の部合計	106,731,842
支払承諾見返	4,585,141	（純資産の部）	
貸倒引当金	△ 894,702	資本金	1,420,877
		資本剰余金	57,826
		利益剰余金	1,740,610
		自己株式	△ 123,989
		株主資本合計	3,095,324
		その他有価証券評価差額金	550,648
		繰延ヘッジ損益	△ 75,233
		土地再評価差額金	34,910
		為替換算調整勘定	△ 27,323
		評価・換算差額等合計	483,002
		新株予約権	43
		少数株主持分	1,645,705
		純資産の部合計	5,224,076
資産の部合計	111,955,918	負債及び純資産の部合計	111,955,918

第６期（平成19年4月１日から 平成20年3月31日まで）連結損益計算書

（単位:百万円）

科目	金額	
経常収益		**4,623,545**
資金運用収益	**2,145,451**	
貸出金利息	1,557,823	
有価証券利息配当金	333,255	
コールローン利息及び買入手形利息	26,014	
買現先利息	7,044	
債券貸借取引受入利息	7,032	
預け金利息	101,120	
その他の受入利息	113,160	
信託報酬	**3,752**	
役務取引等収益	**704,283**	
特定取引収益	**469,571**	
その他業務収益	**1,212,635**	
リース料収入	501,481	
割賦売上高	344,563	
その他の業務収益	366,590	
その他経常収益	**87,850**	
経常費用		**3,792,384**
資金調達費用	**935,067**	
預金利息	495,690	
譲渡性預金利息	51,103	
コールマネー利息及び売渡手形利息	23,529	
売現先利息	7,404	
債券貸借取引支払利息	45,499	
借用金利息	47,862	
短期社債利息	4,105	
社債利息	90,945	
その他の支払利息	168,926	
役務取引等費用	**92,289**	
その他業務費用	**1,392,089**	
賃貸原価	438,856	
割賦原価	310,644	
その他の業務費用	642,588	
営業経費	**978,896**	
その他経常費用	**394,041**	
貸倒引当金繰入額	71,278	
その他の経常費用	322,763	
経常利益		**831,160**
特別利益		**115,495**
固定資産処分益	10,988	
償却債権取立益	1,355	
金融商品取引責任準備金取崩額	18	
その他の特別利益	103,133	
特別損失		**17,700**
固定資産処分損	12,538	
減損損失	5,161	
金融商品取引責任準備金繰入額	0	
税金等調整前当期純利益		**928,955**
法人税、住民税及び事業税		**103,900**
法人税等調整額		**282,538**
少数株主利益		**80,980**
当期純利益		**461,536**

第6期（平成19年4月1日から 平成20年3月31日まで）連結株主資本等変動計算書

（単位:百万円）

	株主資本					評価・換算差額等					新株予約権	少数株主持分	純資産合計
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計			
前連結会計年度末残高	1,420,877	57,773	1,386,436	△123,454	2,741,632	1,262,135	△ 87,729	37,605	△30,656	1,181,353	14	1,408,279	5,331,279
当連結会計年度変動額													
剰余金の配当			△110,215		△110,215								△110,215
当期純利益			461,536		461,536								461,536
自己株式の取得				△901	△901								△901
自己株式の処分		53		367	420								420
連結子会社・子法人等の増加に伴う増加			268		268								268
連結子会社・子法人等の減少に伴う増加			7		7								7
連結子会社・子法人等の増加に伴う減少			△100		△100								△100
連結子会社・子法人等の減少に伴う減少			△3		△3								△3
土地再評価差額金取崩			2,681		2,681								2,681
株主資本以外の項目の当連結会計年度変動額（純額）						△711,486	12,495	△2,694	3,333	△698,351	29	237,426	△460,895
当連結会計年度変動額合計	—	53	354,173	△534	353,692	△711,486	12,495	△2,694	3,333	△698,351	29	237,426	△107,203
当連結会計年度末残高	1,420,877	57,826	1,740,610	△123,989	3,095,324	550,648	△75,233	34,910	△27,323	483,002	43	1,645,705	5,224,076

<連結計算書類の作成のための基本となる重要な事項に関する注記>

子会社、子法人等及び関連法人等の定義は、銀行法第２条第８項及び銀行法施行令第４条の２に基づいております。
また、記載金額は、百万円未満を切り捨てて表示しております。

１．連結の範囲に関する事項

(1)連結される子会社及び子法人等　268社

主要な会社名　株式会社三井住友銀行
三井住友カード株式会社
三井住友ファイナンス＆リース株式会社
株式会社日本総合研究所
SMBCフレンド証券株式会社
株式会社クオーク
SMBCファイナンスサービス株式会社
株式会社みなと銀行
株式会社関西アーバン銀行
Sumitomo Mitsui Banking Corporation Europe Limited
SMBC Capital Markets, Inc.

なお、株式会社クオーク他32社は議決権の所有割合の増加等により、エムジーリース株式会社他75社は三井住友銀リース株式会社と住商リース株式会社の合併により、当連結会計年度から連結される子会社及び子法人等としております。

SMFG企業再生債権回収株式会社他５社は清算等により子会社及び子法人等でなくなったため、当連結会計年度より連結される子会社及び子法人等から除外しております。

また、エスエムエルシー・アントリア株式会社他15社は匿名組合方式による賃貸事業を行う営業者となったため、当連結会計年度より連結される子会社から除外し、持分法非適用の非連結の子会社としております。

(2)非連結の子会社及び子法人等

主要な会社名　SBCS Co., Ltd.

子会社エスエムエルシー・マホガニー有限会社他237社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、会社計算規則第95条第１項ただし書第２号により、連結の範囲から除外しております。

また、SBCS Co., Ltd. 他の非連結の子法人等の総資産、経常収益、当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

２．持分法の適用に関する事項

(1)持分法適用の非連結の子法人等　３社

主要な会社名　SBCS Co., Ltd.

(2)持分法適用の関連法人等　71社

主要な会社名　住友三井オートサービス株式会社
大和証券エスエムビーシー株式会社
大和住銀投信投資顧問株式会社
プロミス株式会社
株式会社セントラルファイナンス
株式会社オーエムシーカード

株式会社セントラルファイナンス他24社は株式取得等により、当連結会計年度より持分法適用の関連法人等としております。

また、株式会社クオーク他２社は連結される子法人等となったため、NIFキャピタルマネジメント株式会社他９社は合併等により、当連結会計年度より持分法適用の関連法人等から除外しております。

(3)持分法非適用の非連結の子会社

子会社エスエムエルシー・マホガニー有限会社他237社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、会社計算規則第101条第１項ただし書第２号により、持分法非適用としております。

(4)持分法非適用の関連法人等

主要な会社名　Daiwa SB Investments（USA）Ltd.

持分法非適用の関連法人等の当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

３．連結される子会社及び子法人等の資産及び負債の評価に関する事項

連結される子会社及び子法人等の資産及び負債の評価については、全面時価評価法を採用しております。

４．のれん及び負ののれんの償却に関する事項

SMBCフレンド証券株式会社及び三井住友ファイナンス＆リース株式会社に係るのれんは20年間の均等償却、三井住友銀リース株式会社に係るのれんは５年間の均等償却、その他については発生年度に全額償却しております。

５．会計処理基準に関する事項

(1)特定取引資産・負債の評価基準及び収益・費用の計上基準

金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。

また、特定取引収益及び特定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。

(2)有価証券の評価基準及び評価方法

①　有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社・子法人等

株式及び持分法非適用の関連法人等株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前1カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。

なお、その他有価証券の評価差額については、全部純資産直入法により処理しております。

② 金銭の信託において信託財産を構成している有価証券の評価は、上記(1)及び(2)①と同じ方法により行っております。

(3)デリバティブ取引の評価基準及び評価方法

デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。

なお、一部の連結される在外子会社及び子法人等においては、現地の会計基準に従って処理しております。

(4)減価償却の方法

①有形固定資産及びリース資産

当社及び連結される子会社である三井住友銀行の有形固定資産の減価償却は、定額法（ただし、動産については定率法）を採用しております。また、主な耐用年数は次のとおりであります。

建物　7年～50年
動産　2年～20年

その他の連結される子会社及び子法人等の有形固定資産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。

なお、平成19年度税制改正に伴い、平成19年4月1日以後に取得した有形固定資産については、改正後の法人税法に基づく償却方法により減価償却費を計上しております。これによる連結貸借対照表等に与える影響は軽微であります。

また、当連結会計年度より、平成19年3月31日以前に取得した有形固定資産については、償却可能限度額に達した連結会計年度の翌連結会計年度以後、残存簿価を5年間で均等償却しております。これによる連結貸借対照表等に与える影響は軽微であります。

②無形固定資産

無形固定資産は、定額法により償却しております。なお、自社利用のソフトウェアについては、当社並びに連結される国内子会社及び子法人等における利用可能期間（主として5年）に基づいて償却しております。

(5)貸倒引当金の計上基準

主要な連結される子会社及び子法人等の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者（以下、「破綻懸念先」という。）に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。

なお、連結される子会社である三井住友銀行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法（DCF法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。

上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

当社並びにその他の連結される子会社及び子法人等の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は518,594百万円であります。

(6)賞与引当金の計上基準

賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。

(7)役員賞与引当金の計上基準

役員賞与引当金は、役員（執行役員を含む、以下同じ。）への賞与の支払いに備えるため、役員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。

(8)退職給付引当金の計上基準

退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当連結会計年度末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務	その発生時の従業員の平均残存勤務期間内の一定の年数（主として9年）による定額法により損益処理
数理計算上の差異	各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数（主として9年）による定額法により按分した額をそれぞれ発生の翌連

結会計年度から損益処理

(9)役員退職慰労引当金の計上基準

役員退職慰労引当金は、役員に対する退職慰労金の支払いに備えるため、内規に基づく当連結会計年度末の要支給額を計上しております。

(10)預金払戻引当金の計上基準

預金払戻引当金は、一定の条件を満たし負債計上を中止した預金について、預金者からの払戻請求に備えるため、過去の払戻実績に基づく将来の払戻損失見込額を計上しております。負債計上を中止した預金の預金者への払戻については、従来は払戻時に損失処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」（日本公認会計士協会　監査・保証実務委員会報告第42号）が平成19年4月13日付で公表されたことを踏まえ、当連結会計年度より過去の払戻実績に基づく将来の払戻損失見込額を引き当てる方法に変更しております。

この結果、従来の方法によった場合に比べ経常利益及び税金等調整前当期純利益は10,417百万円それぞれ減少しております。

(11)特別法上の引当金の計上基準

特別法上の引当金は、金融商品取引責任準備金1,118百万円であり、有価証券の売買その他の取引又はデリバティブ取引等に関して生じた事故による損失の補てんに充てるため、金融商品取引法第46条の5及び第48条の3の規定に基づき計上しております。

なお、従来、金融先物取引法第81条及び証券取引法第51条の規定に基づき、金融先物取引責任準備金及び証券取引責任準備金を計上しておりましたが、平成19年9月30日に金融商品取引法が施行されたことに伴い、当連結会計年度から金融商品取引責任準備金として計上しております。

(12)外貨建資産・負債の換算基準

当社及び連結される子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社・子法人等株式及び関連法人等株式を除き、主として連結決算日の為替相場による円換算額を付しております。

また、その他の連結される子会社及び子法人等の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。

(13)リース取引の処理方法

当社並びに連結される国内子会社及び子法人等のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

(14)リース取引等に関する収益及び費用の計上基準

①リース取引のリース料収入の計上方法

主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。

②割賦販売取引の売上高及び売上原価の計上方法

主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。

(15)重要なヘッジ会計の方法

①金利リスク・ヘッジ

連結される子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジを適用しております。

小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。

相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。

個別ヘッジについても、当該個別ヘッジに係る有効性の評価をしております。

また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当連結会計年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は17,608百万円（税効果額控除前）、繰延ヘッジ利益の総額は13,358百万円（同前）であります。

②為替変動リスク・ヘッジ

連結される子会社である三井住友銀行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づく繰延ヘッジを適用しております。

これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。

また、外貨建子会社・子法人等株式及び関連法人等株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

③連結会社間取引等

デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間（又は内部部門間）の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。

なお、三井住友銀行以外の一部の連結される子会社及び子法人等において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。また、連結される国内リース子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第19号）に定められた処理を行っております。

⒃消費税等の会計処理

当社並びに連結される国内子会社及び子法人等の消費税及び地方消費税の会計処理は、税抜方式によっております。

<連結計算書類の作成のための基本となる重要な事項の変更に関する注記>

1．連結財務諸表における税効果会計に関する実務指針

企業集団内の会社に投資（子会社株式等）を売却した場合の税効果会計について、「連結財務諸表における税効果会計に関する実務指針」（日本公認会計士協会会計制度委員会報告第６号　平成19年３月29日）の第30－２項を当連結会計年度から適用しております。この結果、従来の方法によった場合に比べ、当期純利益は18,939百万円減少しております。

2．金融商品に関する会計基準

「金融商品に関する会計基準」（企業会計基準第10号）及び「金融商品会計に関する実務指針」（日本公認会計士協会会計制度委員会報告第14号）等における有価証券の範囲に関する規定が平成19年６月15日付及び同７月４日付で一部改正され、金融商品取引法の施行日以後に終了する連結会計年度から適用されることになったことに伴い、当連結会計年度から改正会計基準及び実務指針を適用しております。

<表示方法の変更に関する注記>

「銀行法施行規則」（昭和57年大蔵省令第10号）別紙様式が「銀行法施行規則等の一部を改正する内閣府令」（内閣府令第60号　平成19年８月８日）により改正され、平成19年９月30日から施行されることになったことに伴い、「特別利益」に計上しておりました「金融先物取引責任準備金取崩額」及び「証券取引責任準備金取崩額」は、当連結会計年度から「金融商品取引責任準備金取崩額」として計上しております。また、「特別損失」に計上しておりました「金融先物取引責任準備金繰入額」及び「証券取引責任準備金繰入額」は、当連結会計年度から「金融商品取引責任準備金繰入額」として計上しております。

<連結貸借対照表に関する注記>

1．連結貸借対照表の資産及び負債の分類は、「銀行法施行規則」（昭和57年大蔵省令第10号）に準拠しております。

2．記載金額は、百万円未満を切り捨てて表示しております。

3．無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計81,071百万円含まれております。

無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は1,758,728百万円、当連結会計年度末に当該処分をせずに所有しているものは504,363百万円であります。

4．貸出金のうち、破綻先債権額は73,472百万円、延滞債権額は607,226百万円であります。

なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。

また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

5．貸出金のうち、３カ月以上延滞債権額は26,625百万円であります。

なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

6．貸出金のうち、貸出条件緩和債権額は385,336百万円であります。

なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。

7．破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,092,661百万円であります。

なお、上記４.から７.に掲げた債権額は、貸倒引当金控除前の金額であります。

8．手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は807,712百万円であります。

9．担保に供している資産は次のとおりであります。

担保に供している資産	
現金預け金	158,679百万円
特定取引資産	673,261百万円
有価証券	8,334,432百万円
貸出金	952,137百万円
その他資産（延払資産等）	3,008百万円
担保資産に対応する債務	
預金	25,381百万円

コールマネー及び売渡手形　1,135,000百万円
売現先勘定　1,714,479百万円
債券貸借取引受入担保金　5,379,076百万円
特定取引負債　150,283百万円
借用金　1,447,744百万円
その他負債　14,499百万円
支払承諾　140,917百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金7,745百万円、特定取引資産601,560百万円、有価証券3,344,984百万円、買入金銭債権427百万円及び貸出金888,532百万円を差し入れております。

また、その他資産のうち保証金は85,979百万円、先物取引差入証拠金は11,546百万円であります。

10. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は40,694,898百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが34,502,051百万円あります。

なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

11. 連結される子会社である三井住友銀行は、土地の再評価に関する法律（平成10年3月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。

また、その他の一部の連結される子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。

再評価を行った年月日
　連結される子会社である三井住友銀行
　　平成10年3月31日及び平成14年3月31日
　その他の一部の連結される子会社
　　平成11年3月31日、平成14年3月31日
同法律第3条第3項に定める再評価の方法
　連結される子会社である三井住友銀行
　　土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。
　その他の一部の連結される子会社
　　土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。

12. 有形固定資産の減価償却累計額　557,958百万円
　リース資産の減価償却累計額　2,356,863百万円
13. 有形固定資産の圧縮記帳額　66,936百万円
14. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金523,500百万円が含まれております。
15. 社債には、劣後特約付社債2,281,432百万円が含まれております。
16. 「有価証券」中の社債のうち、有価証券の私募（金融商品取引法第2条第3項）による社債に対する保証債務の額は2,179,347百万円であります。
17. 1株当たりの純資産額　424,546円01銭
18. ストック・オプションに関する事項は下記のとおりであります。
(1)ストック・オプションに係る当連結会計年度における費用計上額及び科目名
　営業経費　29百万円
(2)ストック・オプションの内容、規模及びその変動状況
①当社
(イ)ストック・オプションの内容

決議年月日	平成14年6月27日
付与対象者の区分及び人数（人）	当社及び三井住友銀行の役職員　677
ストック・オプションの数（株）(注)	普通株式　1,620
付与日	平成14年8月30日
権利確定条件	付されていない
対象勤務期間	定めがない
権利行使期間	平成16年6月28日から平成24年6月27日まで

(注) 株式数に換算して記載しております。

(ロ)ストック・オプションの規模及びその変動状況
ストック・オプションの数（注）

決議年月日	平成14年6月27日
権利確定前（株）	
前連結会計年度末	－
付与	－
失効	－
権利確定	－
未確定残	－
権利確定後（株）	
前連結会計年度末	1,116
権利確定	－
権利行使	35
失効	－
未行使残	1,081

(注) 株式数に換算して記載しております。

単価情報

決議年月日	平成14年6月27日
権利行使価格　（円）	669,775
行使時平均株価（円）	1,188,285
付与日における公正な評価単価（円）	－

②連結される子会社である関西アーバン銀行

(イ)ストック・オプションの内容

決議年月日	平成13年6月28日	平成14年6月27日	平成15年6月27日
付与対象者の区分及び人数（人）	役職員　45	役職員　44	役職員　65
ストック･オプションの数（株）（注）	普通株式 238,000	普通株式 234,000	普通株式 306,000
付与日	平成13年7月31日	平成14年7月31日	平成15年7月31日
権利確定条件	付されていない	付されていない	付されていない
対象勤務期間	定めがない	定めがない	定めがない
権利行使期間	平成15年6月29日から平成23年6月28日まで	平成16年6月28日から平成24年6月27日まで	平成17年6月28日から平成25年6月27日まで

決議年月日	平成16年6月29日	平成17年6月29日	平成18年6月29日
付与対象者の区分及び人数（人）	役職員　174	役職員　183	取締役　9
ストック･オプションの数（株）（注）	普通株式 399,000	普通株式 464,000	普通株式 162,000
付与日	平成16年7月30日	平成17年7月29日	平成18年7月31日
権利確定条件	付されていない	付されていない	付されていない
対象勤務期間	定めがない	定めがない	定めがない
権利行使期間	平成18年6月30日から平成26年6月29日まで	平成19年6月30日から平成27年6月29日まで	平成20年6月30日から平成28年6月29日まで

決議年月日	平成18年6月29日	平成19年6月28日	平成19年6月28日
付与対象者の区分及び人数（人）	取締役を兼務しない執行役員　14 使用人　46	取締役　10	取締役を兼務しない執行役員　14 使用人　48
ストック･オプションの数（株）（注）	普通株式 115,000	普通株式 174,000	普通株式 112,000
付与日	平成18年7月31日	平成19年7月31日	平成19年7月31日
権利確定条件	付されていない	付されていない	付されていない
対象勤務期間	定めがない	定めがない	定めがない
権利行使期間	平成20年6月30日から平成28年6月29日まで	平成21年6月29日から平成29年6月28日まで	平成21年6月29日から平成29年6月28日まで

（注）株式数に換算して記載しております。

(ロ)ストック・オプションの規模及びその変動状況

ストック・オプションの数（注）

決議年月日	平成13年6月28日	平成14年6月27日	平成15年6月27日
権利確定前（株）			
前連結会計年度末	－	－	－
付与	－	－	－
失効	－	－	－
権利確定	－	－	－
未確定残	－	－	－
権利確定後（株）			
前連結会計年度末	174,000	174,000	256,000
権利確定	－	－	－
権利行使	52,000	16,000	26,000
失効	－	－	－
未行使残	122,000	158,000	230,000

決議年月日	平成16年6月29日	平成17年6月29日	平成18年6月29日
権利確定前（株）			
前連結会計年度末	－	464,000	162,000
付与	－	－	－
失効	－	－	－
権利確定	－	464,000	－
未確定残	－	－	162,000
権利確定後（株）			
前連結会計年度末	363,000	－	－
権利確定	－	464,000	－
権利行使	33,000	13,000	－
失効	－	－	－
未行使残	330,000	451,000	－

決議年月日	平成18年6月29日	平成19年6月28日	平成19年6月28日
権利確定前（株）			
前連結会計年度末	115,000	－	－
付与	－	174,000	112,000
失効	－	－	－
権利確定	－	－	－
未確定残	115,000	174,000	112,000
権利確定後（株）			
前連結会計年度末	－	－	－
権利確定	－	－	－
権利行使	－	－	－
失効	－	－	－
未行使残	－	－	－

（注）株式数に換算して記載しております。

単価情報

決議年月日	平成13年6月28日	平成14年6月27日	平成15年6月27日
権利行使価格　(円)	155	131	179
行使時平均株価(円)	415	358	360
付与日における公正な評価単価(円)	－	－	－

決議年月日	平成16年6月29日	平成17年6月29日	平成18年6月29日
権利行使価格　(円)	202	313	490
行使時平均株価(円)	380	335	－
付与日における公正な評価単価(円)	－	－	138

決議年月日	平成18年6月29日	平成19年6月28日	平成19年6月28日
権利行使価格　(円)	490	461	461
行使時平均株価(円)	－	－	－
付与日における公正な評価単価(円)	138	96	96

(ハ)ストック・オプションの公正な評価単価の見積方法

当連結会計年度において付与されたストック・オプションについての公正な評価単価の見積方法は以下のとおりであります。

(a)使用した評価技法　ブラック・ショールズ式

(b)主な基礎数値及び見積方法

決議年月日		平成19年6月28日
株価変動性	(注)1	36.91%
予想残存期間	(注)2	5年
予想配当	(注)3	5円/株
無リスク利子率	(注)4	1.39%

(注) 1．5年間（平成14年6月から平成19年6月まで）の株価実績に基づき算定しております。
2．十分なデータの蓄積がなく、合理的な見積りが困難であるため、権利行使期間の中間点において行使されるものと推定して見積っております。
3．平成19年3月期の配当実績によります。
4．予想残存期間に対応する期間に対応する国債の利回りであります。

(ニ)ストック・オプションの権利確定数の見積方法

基本的には、将来の失効数の合理的な見積りは困難であるため、実績の失効数のみ反映させる方法を採用しております。

19．企業結合等関係

リース事業会社の合併及びオートリース事業会社の合併

当社、三井住友銀リース株式会社（以下、「三井住友銀リース」という。）及び三井住友銀オートリース株式会社（以下、「三井住友銀オート」という。）は、平成19年7月30日に住友商事株式会社（以下、「住友商事」という。）、住商リース株式会社（以下、「住商リース」という。）及び住商オートリース株式会社（以下、「住商オート」という。）との間で、リース事業及びオートリース事業の戦略的共同事業化について、並びに、三井住友銀リースと住商リースの合併及び住商オートと三井住友銀オートの合併につき最終合意し、それぞれについての「共同事業に関する基本契約書」を締結するとともに、「合併契約書」を締結いたしました。この合併契約に基づき、三井住友銀リースと住商リース、住商オートと三井住友銀オートは、それぞれ平成19年10月1日に合併いたしました。

（パーチェス法適用関係）

リース事業会社の合併

(1)被取得企業の名称及び事業の内容、企業結合を行った主な理由、企業結合日、企業結合の法的形式、結合後企業の名称及び取得した議決権比率

①被取得企業の名称及び事業の内容

住商リース（事業の内容：リース事業）

②企業結合を行った主な理由

合併により、三井住友フィナンシャルグループ及び住友商事グループ双方の優良な顧客基盤をベースに、リース取扱商品の多様化等により、本邦ナンバーワンのリース取扱高を実現するとともに、銀行系リースの「財務」を切り口としたノウハウと、商社系リースの「モノ」「商流」を切り口としたノウハウを結集・融合し、従来型のリースに留まらない取扱機種の多様化、差別化、高付加価値化を推進することにより、高度化するマーケットニーズに的確に応えられるハイクオリティなリース会社を目指すことといたしました。

③企業結合日　　平成19年10月1日

④企業結合の法的形式

住商リースを存続会社とする吸収合併方式とし、三井住友銀リースは解散いたしました。

（合併会社の商号：三井住友ファイナンス＆リース株式会社）

⑤結合後企業の名称　株式会社三井住友フィナンシャルグループ

⑥取得した議決権比率　　55%

(2)連結財務諸表に含まれている被取得企業の業績の期間

平成19年10月1日から平成20年3月31日まで

(3)被取得企業の取得原価及びその内訳

三井住友銀リース普通株式の評価額の45%相当額	140,648百万円
三井住友銀リース種類株式の評価額の45%相当額	24,750百万円
取得原価	165,398百万円

(4)株式の種類別の合併比率及びその算定方法並びに交付株式数及びその評価額

①株式の種類及び合併比率

普通株式　住商リース　1：三井住友銀リース　1.4859（注）

種類株式　住商リース　1：三井住友銀リース　5.7050（注）

（注）小数点第五位以下を切り捨てて表示しております。

②合併比率の算定方法

本件合併の合併比率（以下、「本件合併比率」という。）については、その公平性と妥当性を期すため、三井住友銀リースが大和証券エスエムビーシー株式会社を、住商リースが野村證券株式会社をそれぞれファイナンシャル・アドバイザーに選定し、各ファイナンシャル・アドバイザーによる本件合併比率の算定結果を参考に、両社が交渉・協議を行い決定いたしました。

③交付株式数及びその評価額

三井住友銀リースの株式31,375,000株（普通株式30,000,000株、種

類株式1,375,000株）に対して、住商リースの普通株式52,422,762株（普通株式に対し44,578,289株、種類株式に対し7,844,473株）を割当て交付。その評価額は367,552百万円であります。
(5)発生したのれん、発生原因、償却方法及び償却期間
①発生したのれんの金額　　88,090百万円
②発生原因
取得原価と住商リースに係る当社持分増加額との差額をのれんとして処理しております。
③償却方法及び償却期間　　20年間で均等償却
(6)企業結合日に受け入れた資産及び引き受けた負債の額並びにその主な内訳
①資産の額

資産合計	1,392,490百万円
うちリース資産	632,224百万円
貸出金	329,069百万円

②負債の額

負債合計	1,249,703百万円
うち借用金	571,741百万円
短期社債	393,000百万円

(7)企業結合が連結会計年度開始の日に完了したと仮定した場合の当連結会計年度の連結損益計算書に及ぼす影響の概算額
①企業結合が連結会計年度開始の日に完了したと仮定して算定された経常収益及び損益情報と取得企業の連結損益計算書における経常収益及び損益情報との差額

経常収益	277,442百万円
経常利益	35,319百万円
当期純利益	30,938百万円

（注）一般企業の売上高に代えて、経常収益を記載しております。
②概算額の算定方法及び重要な前提条件
概算額の算定については住商リースの平成19年4月1日から平成19年9月30日の損益計算書の数値を基礎として、連結会計年度開始の日に遡って算出したものであります。なお、実際に企業結合が連結会計年度開始の日に完了した場合の経営成績を示すものではありません。
また、上記情報につきましては、あずさ監査法人の監査証明を受けておりません。
（子会社の企業結合関係）
オートリース事業会社の合併
(1)子会社を含む結合当事企業の名称及び事業の内容、企業結合を行った主な理由、企業結合日及び企業結合の法的形式
①子会社を含む結合当事企業の名称及び事業の内容
結合企業　　住商オート（事業の内容：オートリース事業）
被結合企業　三井住友銀オート（事業の内容：オートリース事業）
②企業結合を行った主な理由
合併により、住商オートのバリューチェーンに基づく高付加価値サービスと、三井住友銀オートの営業ネットワークとを融合させ、競争の激化するオートリース業界で勝ち残りを図り、住友商事グループ及び三井住友フィナンシャルグループ双方の優良な顧客基盤をベースに、マーケットシェアで業界トップを狙う体制を構築するとともに、商社系オートリースの「モノ」「商流」を切り口としたノウハウと、銀行系オートリースの「財務」を切り口としたノウハウを結集・融合し、多様なサービスを追求することにより、更なる顧客満足度の向上を目指すことといたしました。
③企業結合日　　平成19年10月1日
④企業結合の法的形式
住商オートを存続会社とする吸収合併方式とし、三井住友銀オートは解散いたしました。
（合併会社の商号：住友三井オートサービス株式会社）
(2)会計処理の概要
「事業分離等に関する会計基準（企業会計基準第7号）第20項」に規定する個別財務諸表上及び連結財務諸表上の会計処理を適用しております。
(3)事業の種類別セグメントにおいて、当該子会社が含まれていた事業区分の名称
リース業
(4)当連結会計年度の連結損益計算書に計上されている当該子会社に係る損益の概算額

経常収益	69,752百万円
経常利益	2,237百万円
当期純利益	1,254百万円

(5)継続的関与の主な概要
三井住友銀オート及びその子会社を当社の連結される子会社から除外し、住友三井オートサービス株式会社及びその子会社を新たに当社の持分法適用の関連法人等としております。
20. 優先出資証券の償還
当社は、平成20年4月28日開催の取締役会において、当社保有の海外特別目的子会社が発行した優先出資証券を償還することを決議いたしました。償還される優先出資証券の概要は以下のとおりであります。

(1)発行体	SB Treasury Company L.L.C.
(2)発行証券の種類	配当非累積的永久優先出資証券
(3)償還総額	1,800百万米ドル
(4)償還予定日	平成20年6月30日
(5)償還理由	任意償還期日の到来による

21. 優先出資証券の発行
当社は、平成20年4月28日開催の取締役会において、海外特別目的子会社による優先出資証券を発行することとし、かかる優先出資証券の発行を目的とする100%出資子会社SMFG Preferred Capital USD 2 Limitedを英国領ケイマン諸島に設立することを決議し、平成20年5月12日付で同社普通株式への払込みを完了いたしました。
発行した優先出資証券の概要は次のとおりであります。

発行体	SMFG Preferred Capital USD 2 Limited 英国領ケイマン諸島に新たに設立した、当社が議決権を100%保有する海外特別目的子会社
証券の種類	米ドル建配当非累積的永久優先出資証券 当社普通株式への交換権は付与されません
発行総額	1,800百万米ドル
配当率	年8.75%（固定）
発行価格	1証券あたり1千米ドル
資金使途	本優先出資証券の発行代り金は、最終的に、当社の子銀行である株式会社三井住友銀行への永久劣後特約付貸付金として全額使用
優先順位	本優先出資証券は、残余財産分配請求権において、当社が発行する優先株式と実質的に同順位
発行形態	ユーロ市場における募集及び米国市場における適格機関投資家向け私募
上場	シンガポール証券取引所
払込日	平成20年5月12日

<連結損益計算書に関する注記>

1．連結損益計算書の収益及び費用の分類は、「銀行法施行規則」（昭和57年大蔵省令第10号）に準拠しております。
2．記載金額は、百万円未満を切り捨てて表示しております。
3．「その他経常収益」には、株式等売却益61,509百万円を含んでおります。
4．「その他の経常費用」には、貸出金償却141,750百万円、株式等償却62,835百万円、延滞債権等を売却したことによる損失35,300百万円及び持分法による投資損失41,760百万円を含んでおります。
5．「その他の特別利益」は、子会社の合併に伴う持分変動利益103,133百万円であります。
6．当連結会計年度において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

地域	主な用途		種類	減損損失額
首都圏	営業用店舗	4ヵ店	土地、建物等	41百万円
	遊休資産	27物件		1,196百万円
	その他	2物件		69百万円
近畿圏	営業用店舗	5ヵ店	土地、建物等	298百万円
	遊休資産	18物件		3,086百万円
その他	営業用店舗	9ヵ店	土地、建物等	17百万円
	遊休資産	13物件		451百万円

連結される子会社である三井住友銀行は、継続的な収支の管理・把握を実施している各営業拠点（物理的に同一の資産を共有する拠点）をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、当社並びにその他の連結される子会社及び子法人等については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。

当連結会計年度は、三井住友銀行では遊休資産について、また、その他の連結される子会社及び子法人等については、営業用店舗、遊休資産等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能価額まで減額し、当該減少額を減損損失として特別損失に計上しております。

回収可能価額は、主として正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

7．1株当たり当期純利益金額　59,298円24銭

<連結株主資本等変動計算書に関する注記>

1．記載金額は、百万円未満を切り捨てて表示しております。
2．発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

（単位：株）

	前連結会計年度末株式数	当連結会計年度増加株式数	当連結会計年度減少株式数	当連結会計年度末株式数	摘要
発行済株式					
普通株式	7,733,653.77	－	－	7,733,653.77	
第1回第四種優先株式	4,175	－	－	4,175	
第2回第四種優先株式	4,175	－	－	4,175	
第3回第四種優先株式	4,175	－	－	4,175	
第4回第四種優先株式	4,175	－	－	4,175	
第5回第四種優先株式	4,175	－	－	4,175	
第6回第四種優先株式	4,175	－	－	4,175	
第7回第四種優先株式	4,175	－	－	4,175	
第8回第四種優先株式	4,175	－	－	4,175	
第9回第四種優先株式	4,175	－	－	4,175	
第10回第四種優先株式	4,175	－	－	4,175	
第11回第四種優先株式	4,175	－	－	4,175	
第12回第四種優先株式	4,175	－	－	4,175	
第1回第六種優先株式	70,001	－	－	70,001	
合計	7,853,754.77	－	－	7,853,754.77	
自己株式					
普通株式	168,630.95	895.01	528.55	168,997.41	(注)
合計	168,630.95	895.01	528.55	168,997.41	

(注)　普通株式の自己株式の増加895.01株は、端株の買取りによる増加であります。

また、普通株式の自己株式の減少528.55株は、端株の売渡し及びストック・オプションの権利行使による減少234.55株並びに連結される子法人等が保有していた三井住友フィナンシャルグループ株式の売却による減少294株によるものであります。

3．新株予約権に関する事項

区分	新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数(株)				当連結会計年度末残高(百万円)	摘要
			前連結会計年度末	当連結会計年度増加	当連結会計年度減少	当連結会計年度末		
当社	ストック・オプションとしての新株予約権						—	
連結子会社							43	
合計							43	

4．当社の配当については、次のとおりであります。

(1)当連結会計年度中の配当金支払額

決議日	株式の種類	配当金の総額(百万円)	1株当たりの金額(円)	基準日	効力発生日
平成19年6月28日定時株主総会	普通株式	53,660	7,000	平成19年3月31日	平成19年6月28日
	第1回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第2回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第3回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第4回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第5回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第6回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第7回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第8回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第9回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第10回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第11回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第12回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第1回第六種優先株式	6,195	88,500	平成19年3月31日	平成19年6月28日
平成19年11月19日取締役会	普通株式	38,326	5,000	平成19年9月30日	平成19年12月7日
	第1回第四種優先株式	281	67,500	平成19年9月30日	平成19年12月7日
	第2回第四種優先株式	281	67,500	平成19年9月30日	平成19年12月7日
	第3回第四種優先株式	281	67,500	平成19年9月30日	平成19年12月7日
	第4回第四種優先株式	281	67,500	平成19年9月30日	平成19年12月7日
	第5回第四種優先株式	281	67,500	平成19年9月30日	平成19年12月7日
	第6回第四種優先株式	281	67,500	平成19年9月30日	平成19年12月7日
	第7回第四種優先株式	281	67,500	平成19年9月30日	平成19年12月7日
	第8回第四種優先株式	281	67,500	平成19年9月30日	平成19年12月7日
	第9回第四種優先株式	281	67,500	平成19年9月30日	平成19年12月7日
	第10回第四種優先株式	281	67,500	平成19年9月30日	平成19年12月7日
	第11回第四種優先株式	281	67,500	平成19年9月30日	平成19年12月7日
	第12回第四種優先株式	281	67,500	平成19年9月30日	平成19年12月7日
	第1回第六種優先株式	3,097	44,250	平成19年9月30日	平成19年12月7日

(2)基準日が当連結会計年度に属する配当のうち、配当の効力発生日が翌連結会計年度となるもの

決議予定日	株式の種類	配当金の総額(百万円)	配当の原資	1株当たりの金額(円)	基準日	効力発生日
平成20年6月27日定時株主総会	普通株式	53,655	利益剰余金	7,000	平成20年3月31日	平成20年6月27日
	第1回第四種優先株式	281	利益剰余金	67,500	平成20年3月31日	平成20年6月27日
	第2回第四種優先株式	281	利益剰余金	67,500	平成20年3月31日	平成20年6月27日
	第3回第四種優先株式	281	利益剰余金	67,500	平成20年3月31日	平成20年6月27日
	第4回第四種優先株式	281	利益剰余金	67,500	平成20年3月31日	平成20年6月27日
	第5回第四種優先株式	281	利益剰余金	67,500	平成20年3月31日	平成20年6月27日
	第6回第四種優先株式	281	利益剰余金	67,500	平成20年3月31日	平成20年6月27日
	第7回第四種優先株式	281	利益剰余金	67,500	平成20年3月31日	平成20年6月27日
	第8回第四種優先株式	281	利益剰余金	67,500	平成20年3月31日	平成20年6月27日
	第9回第四種優先株式	281	利益剰余金	67,500	平成20年3月31日	平成20年6月27日
	第10回第四種優先株式	281	利益剰余金	67,500	平成20年3月31日	平成20年6月27日
	第11回第四種優先株式	281	利益剰余金	67,500	平成20年3月31日	平成20年6月27日
	第12回第四種優先株式	281	利益剰余金	67,500	平成20年3月31日	平成20年6月27日
	第1回第六種優先株式	3,097	利益剰余金	44,250	平成20年3月31日	平成20年6月27日

第6期末（平成20年3月31日現在）貸借対照表

（単位：百万円）

科目	金額	科目	金額
（資産の部）		**（負債の部）**	
流動資産	**68,956**	**流動負債**	**1,052,242**
現金及び預金	53,735	短期借入金	1,049,030
前払費用	21	未払金	223
繰延税金資産	359	未払費用	173
未収収益	56	未払法人税等	1,539
未収還付法人税等	14,267	未払事業所税	4
その他	515	賞与引当金	81
		役員賞与引当金	74
		その他	1,114
固定資産	**3,952,260**	**固定負債**	**225**
有形固定資産	**4**	役員退職慰労引当金	225
建物	0	**負債合計**	**1,052,468**
器具及び備品	4	**（純資産の部）**	
無形固定資産	**9**	**株主資本**	**2,968,749**
ソフトウェア	9	**資本金**	**1,420,877**
投資その他の資産	**3,952,246**	**資本剰余金**	**930,386**
関係会社株式	3,950,642	資本準備金	642,355
繰延税金資産	1,603	その他資本剰余金	288,031
		利益剰余金	**700,679**
		その他利益剰余金	700,679
		別途積立金	30,420
		繰越利益剰余金	670,259
		自己株式	**△ 83,194**
		純資産合計	**2,968,749**
資産合計	**4,021,217**	**負債及び純資産合計**	**4,021,217**

第6期（平成19年4月1日から 平成20年3月31日まで）損益計算書

（単位:百万円）

科目	金額	
営業収益		
関係会社受取配当金	89,693	
関係会社受入手数料	21,944	**111,637**
営業費用		
販売費及び一般管理費	6,246	**6,246**
営業利益		**105,391**
営業外収益		
受取利息	298	
受入手数料	14	
その他	153	**466**
営業外費用		
支払利息	11,012	
支払手数料	1,263	
関係会社株式評価損	4,518	**16,794**
経常利益		**89,063**
税引前当期純利益		**89,063**
法人税、住民税及び事業税	5,470	
法人税等調整額	618	6,088
当期純利益		**82,975**

第６期（平成19年4月1日から平成20年3月31日まで）株主資本等変動計算書

（単位：百万円）

	株主資本									純資産合計
	資本金	資本剰余金			利益剰余金			自己株式	株主資本合計	
		資本準備金	その他資本剰余金	資本剰余金合計	その他利益剰余金		利益剰余金合計			
					別途積立金	繰越利益剰余金				
前事業年度末残高	1,420,877	642,355	288,113	930,469	30,420	698,709	729,129	△82,578	2,997,898	2,997,898
当事業年度変動額										
剰余金の配当						△111,425	△111,425		△111,425	△111,425
当期純利益						82,975	82,975		82,975	82,975
自己株式の取得								△901	△901	△901
自己株式の処分			△82	△82				285	202	202
当事業年度変動額合計	—	—	△82	△82	—	△28,450	△28,450	△616	△29,149	△29,149
当事業年度末残高	1,420,877	642,355	288,031	930,386	30,420	670,259	700,679	△83,194	2,968,749	2,968,749

＜重要な会計方針に係る事項に関する注記＞

1．有価証券の評価基準及び評価方法
子会社株式及び関連会社株式……移動平均法による原価法により行っております。

2．固定資産の減価償却の方法
(1)有形固定資産
定率法（ただし、建物については定額法）を採用しております。
平成19年度税制改正に伴い、平成19年4月1日以後に取得した有形固定資産については、改正後の法人税法に基づく償却方法により減価償却費を計上しております。これによる貸借対照表等に与える影響は軽微であります。
(2)無形固定資産
自社利用のソフトウェアについては、社内における利用可能期間（5年）に基づく定額法により償却しております。

3．外貨建の資産及び負債の本邦通貨への換算基準
外貨建資産及び負債については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として決算日の為替相場による円換算額を付しております。

4．引当金の計上基準
(1)賞与引当金
賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当事業年度に帰属する額を計上しております。
(2)役員賞与引当金
役員賞与引当金は、役員（執行役員を含む、以下同じ。）に対する賞与の支払いに備えるため、役員に対する賞与の支給見込額のうち、当事業年度に帰属する額を計上しております。
(3)役員退職慰労引当金
役員退職慰労引当金は、役員に対する退職慰労金の支払いに備えるため、内規に基づく当事業年度末の要支給額を計上しております。

5．リース取引の処理方法
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

6．消費税等の会計処理
消費税及び地方消費税の会計処理は、税抜方式によっております。

＜会計方針の変更＞

（金融商品に関する会計基準）
「金融商品に関する会計基準」（企業会計基準第10号）及び「金融商品会計に関する実務指針」（日本公認会計士協会会計制度委員会報告第14号）等における有価証券の範囲に関する規定が平成19年6月15日付及び同7月4日付で一部改正され、金融商品取引法の施行日以後に終了する事業年度から適用されることになったことに伴い、当事業年度から改正会計基準及び実務指針を適用しております。

＜貸借対照表に関する注記＞

1．記載金額は、百万円未満を切り捨てて表示しております。
2．有形固定資産の減価償却累計額　8百万円
3．保証債務
株式会社三井住友銀行デュッセルドルフ支店の対顧預金払い戻しに関し、ドイツ銀行協会預金保険基金に対して80,319百万円の保証を行っております。
4．関係会社に対する短期金銭債権　53,814百万円
関係会社に対する短期金銭債務　1,049,127百万円

＜損益計算書に関する注記＞

1．記載金額は、百万円未満を切り捨てて表示しております。
2．関係会社との取引高

営業収益	111,637百万円
営業費用	500百万円
営業取引以外の取引高	112,405百万円

＜株主資本等変動計算書に関する注記＞

1．記載金額は、百万円未満を切り捨てて表示しております。
2．当社の自己株式の種類及び株式数に関する事項

（単位：株）

	前事業年度末株式数	当事業年度増加株式数	当事業年度減少株式数	当事業年度末株式数	摘要
自己株式					
普通株式	67,855.95	895.01	234.55	68,516.41	(注)1,2
合　計	67,855.95	895.01	234.55	68,516.41	

(注) 1．普通株式の自己株式の増加895.01株は、端株の買取りによるものであります。
2．普通株式の自己株式の減少234.55株は、端株の売渡し及びストック・オプションの権利行使によるものであります。

＜税効果会計に関する注記＞

繰延税金資産の発生の主な原因別の内訳

繰延税金資産	
子会社株式	1,202,944百万円
その他	3,909百万円
繰延税金資産小計	1,206,854百万円
評価性引当額	△ 1,204,891百万円
繰延税金資産合計	1,962百万円
繰延税金資産の純額	1,962百万円

＜リースにより使用する固定資産に関する注記＞

貸借対照表に計上した固定資産のほか、事務用機器の一部については、リース契約により使用しております。

＜1株当たり情報に関する注記＞

1株当たり純資産額	339,454円71銭
1株当たり当期純利益	9,134円13銭

連結計算書類に係る会計監査人の監査報告書謄本

独立監査人の監査報告書

平成20年5月14日

株式会社三井住友フィナンシャルグループ
取締役会　御中

あずさ監査法人

指定社員 業務執行社員　公認会計士　佐藤正典㊞
指定社員 業務執行社員　公認会計士　沼野廣志㊞
指定社員 業務執行社員　公認会計士　山田裕行㊞

当監査法人は、会社法第444条第4項の規定に基づき、株式会社三井住友フィナンシャルグループの平成19年4月1日から平成20年3月31日までの連結会計年度の連結計算書類、すなわち、連結貸借対照表、連結損益計算書及び連結株主資本等変動計算書について監査を行った。この連結計算書類の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結計算書類に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結計算書類に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結計算書類の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結計算書類が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、株式会社三井住友フィナンシャルグループ及び連結子会社から成る企業集団の当該連結計算書類に係る期間の財産及び損益の状況をすべての重要な点において適正に表示しているものと認める。

追記情報

1．連結貸借対照表に関する注記20.に記載されているとおり、会社は平成20年4月28日開催の取締役会において、海外特別目的子会社が発行した優先出資証券を償還することを決議した。
2．連結貸借対照表に関する注記21.に記載されているとおり、会社は平成20年4月28日開催の取締役会において、海外特別目的子会社の設立及び当該海外特別目的子会社による優先出資証券の発行を決議し、平成20年5月12日付で払込が完了した。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以上

会計監査人の監査報告書謄本

独立監査人の監査報告書

平成20年5月14日

株式会社三井住友フィナンシャルグループ
　取締役会　御中

あずさ監査法人

指定社員 業務執行社員　公認会計士　佐藤正典　㊞
指定社員 業務執行社員　公認会計士　沼野廣志　㊞
指定社員 業務執行社員　公認会計士　山田裕行　㊞

当監査法人は、会社法第436条第2項第1号の規定に基づき、株式会社三井住友フィナンシャルグループの平成19年4月1日から平成20年3月31日までの第6期事業年度の計算書類、すなわち、貸借対照表、損益計算書及び株主資本等変動計算書並びにその附属明細書について監査を行った。この計算書類及びその附属明細書の作成責任は経営者にあり、当監査法人の責任は独立の立場から計算書類及びその附属明細書に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に計算書類及びその附属明細書に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての計算書類及びその附属明細書の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の計算書類及びその附属明細書が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、当該計算書類及びその附属明細書に係る期間の財産及び損益の状況をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

監査役会の監査報告書謄本

監　査　報　告　書

当監査役会は、平成19年4月1日から平成20年3月31日までの第6期事業年度の取締役の職務の執行に関して、各監査役が作成した監査報告書に基づき、審議の結果監査役5名の一致した意見として、次のとおり報告いたします。

1．監査役及び監査役会の監査の方法及びその内容
　監査役会は、監査の方針、職務の分担等を定め、各監査役から監査の実施状況及び結果について報告を受けるほか、取締役等及び会計監査人からその職務の執行状況について報告を受け、必要に応じて説明を求めました。
　各監査役は、監査役会が定めた監査の方針、職務の分担等に従い、取締役、監査部その他の使用人等と意思疎通を図り、情報の収集及び監査の環境の整備に努めるとともに、取締役会その他重要な会議に出席し、取締役及び使用人等からその職務の執行状況について報告を受け、必要に応じて説明を求め、重要な決裁書類等を閲覧し、会社の業務及び財産の状況を調査いたしました。また、取締役の職務の執行が法令及び定款に適合することを確保するための体制その他株式会社の業務の適正を確保するために必要なものとして会社法施行規則第100条第1項及び第3項に定める体制の整備に関する取締役会決議の内容及び当該決議に基づき整備されている体制（内部統制システム）の状況を監視及び検証いたしました。子会社については、子会社の取締役及び監査役等と意思疎通及び情報の交換を図り、必要に応じて子会社から事業の報告を受けました。以上の方法に基づき、当該事業年度に係る事業報告及びその附属明細書について検討いたしました。
　さらに、会計監査人が独立の立場を保持し、かつ、適正な監査を実施しているかを監視及び検証するとともに、会計監査人からその職務の執行状況について報告を受け、必要に応じて説明を求めました。また、会計監査人から「職務の遂行が適正に行われることを確保するための体制」（会社計算規則第159条各号に掲げる事項）を「監査に関する品質管理基準」（平成17年10月28日企業会計審議会）等に従って整備している旨の通知を受け、必要に応じて説明を求めました。以上の方法に基づき、当該事業年度に係る連結計算書類（連結貸借対照表、連結損益計算書及び連結株主資本等変動計算書）並びに計算書類（貸借対照表、損益計算書及び株主資本等変動計算書）及びその附属明細書について検討いたしました。

2．監査の結果
(1) 事業報告等の監査結果
　一　事業報告及びその附属明細書は、法令及び定款に従い、会社の状況を正しく示しているものと認めます。
　二　取締役の職務の執行に関する不正の行為または法令もしくは定款に違反する重大な事実は認められません。
　三　内部統制システムに関する取締役会決議の内容は相当であると認めます。また、当該内部統制システムに関する取締役の職務の執行についても、指摘すべき事項は認められません。
(2) 連結計算書類の監査結果
　会計監査人であるあずさ監査法人の監査の方法及び結果は相当であると認めます。
(3) 計算書類及びその附属明細書の監査結果
　会計監査人であるあずさ監査法人の監査の方法及び結果は相当であると認めます。

平成20年5月15日

株式会社 三井住友フィナンシャルグループ　監査役会
常任監査役(常勤)　平澤正英　㊞
常任監査役(常勤)　小林貞雄　㊞
監査役　大西勝也　㊞
監査役　荒木　浩　㊞
監査役　宇野郁夫　㊞

(注) 監査役大西勝也、監査役荒木浩及び監査役宇野郁夫は、会社法第2条第16号及び第335条第3項に定める社外監査役であります。

以　上

グループ会社のご紹介

SMBC 三井住友銀行



商　　号　株式会社三井住友銀行
事業内容　銀行業務
設立年月日　平成8年6月6日
本店所在地　東京都千代田区有楽町一丁目1番2号
頭　　取　奥　正之
従業員数　17,886名（就業者数）
拠点数
　国　内　1,489ヵ所
　（本支店473（内被振込専用支店38）、出張所157、代理店1、付随業務取扱店20、無人店舗838）
　海　外　40ヵ所
　（支店19、出張所6、駐在員事務所15）
　（注）国内拠点数は、企業内設置分、コンビニエンスストアATMを除いています。
（平成20年3月末現在）



www.smbc.co.jp

三井住友銀行は、平成13年4月にさくら銀行と住友銀行が合併して発足しました。平成14年12月、株式移転により銀行持株会社として三井住友フィナンシャルグループを設立し、その完全子会社となりました。平成15年3月には、わかしお銀行と合併しています。

三井住友銀行は、国内有数の営業基盤、戦略実行のスピード、更には有力グループ会社群による金融サービス提供力に強みを持っています。三井住友フィナンシャルグループのもと、他のグループ各社と一体となって、お客さまに質の高い複合金融サービスを提供しています。

業務内容

■預金業務

■貸出業務

■商品有価証券売買業務

■有価証券投資業務

■内国為替業務

■外国為替業務

■金融先物取引等の受託等業務

■社債受託及び登録業務

■信託業務（資産流動化業務に関する「金銭債権の信託」等）

■証券投資信託・保険商品の窓口販売業務　等

株式会社三井住友銀行の決算概況

損益の状況

(単位：億円)

科目		平成19年度(A)	平成18年度(B)	(A)−(B)
業務粗利益		14,847	13,444	1,403
資金利益		9,708	9,374	334
信託報酬		37	34	3
役務取引等利益		3,323	3,534	△211
特定取引利益		4,409	1,016	3,393
その他業務利益		△2,630	△514	△2,116
経費(除く臨時処理分)		△6,650	△6,038	△612
人件費		△2,116	△1,906	△210
物件費		△4,133	△3,782	△351
税金		△400	△350	△50
業務純益(一般貸倒引当金繰入前)		8,196	7,406	790
一般貸倒引当金繰入額	①	—	417	△417
業務純益		8,196	7,823	373
臨時損益		△3,089	△2,090	△999
不良債権処理額	②	△1,550	△1,316	△234
株式等損益		△1,410	110	△1,520
株式等売却損益		244	496	△252
株式等償却		△1,654	△385	△1,269
その他臨時損益		△129	△884	755
経常利益		5,107	5,733	△626
特別損益		△32	136	△168
うち固定資産処分損益		△58	△16	△42
減損損失		△47	△36	△11
貸倒引当金戻入益	③	72	—	72
償却債権取立益	④	0	4	△4
退職給付信託返還益		—	363	△363
子会社整理損		—	△178	178
税引前当期純利益		5,074	5,869	△795
法人税、住民税及び事業税		△160	△165	5
法人税等調整額		△2,856	△2,546	△310
当期純利益		2,057	3,157	△1,100

与信関係費用	①+②+③+④	△1,477	△894	△583

注　損失または減益の場合には、金額頭部に△を付しております。また、記載金額は、億円未満を切り捨てて表示しております。



三井住友カード



商号	三井住友カード株式会社
事業内容	クレジットカード業務
設立年月日	昭和42年12月26日
本社所在地	[東京本社] 東京都港区海岸一丁目2番20号 [大阪本社] 大阪市中央区今橋四丁目5番15号
代表者	月原　紘一
従業員数	1,989名 (平成20年3月末現在)

VISA 三井住友VISAカード

www.smbc-card.com

三井住友カードは、国内における「VISA」のパイオニアとして、また日本のクレジットカード業界を牽引する一員として、多くのお客さまに支持されてきました。三井住友フィナンシャルグループにおける戦略的事業会社として重要な役割を担っており、高いブランド力と総合的なカード事業の展開力を活かし、お客さまのニーズに合ったクレジット機能を中心とする決済・ファイナンスサービスを提供しています。カードビジネスを通じて「安心で豊かな消費生活の実現」に積極的に貢献し、トップブランド企業としての更なる飛躍を目指しています。

業務内容

■クレジットカードに関する業務

会員向けショッピングサービス、加盟店向け売上精算

■ファイナンス商品に関する業務

会員向けローン、キャッシュサービス、リボルビング払い、分割払い、ローン保証業務等

■販売促進に関する業務

ギフトカード発行、会員·加盟店向け各種サービス

■関連業務

集金代行業務、事務受託業務(カード発行、会員に対する請求処理、加盟店に対する売上処理)

(単位:億円)

	平成19年度	平成18年度
営業収益	1,683	1,576
営業利益	168	141
経常利益	168	143
当期純利益(△は当期純損失)	251	△67
	平成19年度末	平成18年度末
総資産	9,065	8,164

注　記載金額は、億円未満を切り捨てて表示しております。

SMFL 三井住友ファイナンス&リース



商号	三井住友ファイナンス&リース株式会社
事業内容	リース業務
設立年月日	昭和38年2月4日
本社所在地	［東京本社］ 東京都港区西新橋三丁目9番4号 ［大阪本社］ 大阪市中央区南船場三丁目10番19号
代表者	石田　浩二
従業員数	1,504名 （平成20年3月末現在）



www.smfl.co.jp

三井住友ファイナンス&リースは、昨年10月に三井住友銀リースと住商リース株式会社が合併して誕生しました。三井住友フィナンシャルグループが持つ財務ソリューション提供力を活かした銀行系リース会社の顧客基盤・ノウハウと、住友商事グループが持つ多様なバリューチェーンを活かした商社系リース会社の顧客基盤・ノウハウを結集・融合して、質・量の両面で本邦ナンバーワンのリース事業確立を目指しています。

異なるビジネススタイルによって積み重ねた豊富な経験を活かして時代を先取りし、付加価値の高い"リースを超えた"サービスを提供して、多様化するお客さまのニーズにお応えします。そして、ハイクオリティなリース業務を通じて、業界のリーディングカンパニーとして社会に貢献してまいります。

業務内容

■ファイナンスリース／延払い
企業の様々な設備投資ニーズに応えるベーシックなリース・延払い

■オペレーティングリース／レンタル
半導体製造装置等のオペレーティングリース、
パソコン・測定器等のレンタル

■国際リース／ファイナンス
クロスボーダーリース、現地通貨建リース、海外債権ファクタリング

■不動産リース／ファイナンス
不動産リース、不動産ノンリコースローン

■ファイナンス
ファクタリング、保証金流動化システム、船舶ファイナンス等

■投資／経営サポート／関連サービス
環境貢献型リース、ネットリース、総合資産管理サービス等

（単位：億円）

	平成19年度	平成18年度	
		三井住友銀リース	住商リース
営業収益	7,084	6,300	3,799
営業利益	362	315	247
経常利益	380	296	259
当期純利益	408	179	172
	平成19年度末	平成18年度末	
		三井住友銀リース	住商リース
総資産	29,770	18,175	12,627

注 1. 記載金額は、億円未満を切り捨てて表示しております。
2. 平成19年度は、存続会社である住商リースの上期計数に合併新会社の下期計数を加えております。


日本総研
The Japan Research Institute, Limited



商号	株式会社日本総合研究所
事業内容	システム開発・情報処理業務、コンサルティング業務、シンクタンク業務
設立年月日	平成14年11月1日
本社所在地	[東京本社] 東京都千代田区一番町16番 [大阪本社] 大阪市西区新町一丁目5番8号
代表者	木本　泰行
従業員数	3,005名（含日本総研ソリューションズ） （平成20年3月末現在）


Knowledge Engineering

www.jri.co.jp

日本総合研究所は、情報システム・コンサルティング・シンクタンクの3つの機能を有機的に結び付けた、付加価値の高いサービスを提供する知識エンジニアリング企業です。金融をはじめとする様々な分野に対応した経営革新・IT関連のコンサルティングや戦略的情報システムの企画・構築、アウトソーシングサービスの提供を行っているほか、国内外の経済調査分析・政策提言等の情報発信、新事業の創出を行うインキュベーション活動等、多岐にわたる活動を展開しています。

平成18年7月、主として三井住友フィナンシャルグループ関連企業以外のお客さまに向けたITソリューション提供力の一層の強化を図るため、会社分割により日本総研ソリューションズを設立しました。三井住友フィナンシャルグループのシステム開発・運用で培ってきた豊富なノウハウをベースに、産業・金融・公共のあらゆる分野のより多くのお客さまに最適なITソリューションを提供してまいります。

業務内容

■システム開発・情報処理業務

情報システムの企画・構築、アウトソーシングサービス

■コンサルティング業務

経営革新・IT関連のコンサルティング

■シンクタンク業務

経済調査分析・政策提言、インキュベーション活動

（単位：億円）

	平成19年度	平成18年度
営業収益	1,224	1,118
営業利益	57	61
経常利益	62	66
当期純利益	33	51
	平成19年度末	平成18年度末
総資産	915	969

注 1.　記載金額は、億円未満を切り捨てて表示しております。
　 2.　日本総研ソリューションズの計数を含めて表示しております。

SMBCフレンド証券



商号	SMBCフレンド証券株式会社
事業内容	証券業務
設立年月日	昭和23年3月2日
本社所在地	東京都中央区日本橋兜町7番12号
代表者	玉置 勝彦
従業員数	1,989名 (平成20年3月末現在)

www.smbc-friend.co.jp

SMBCフレンド証券は、業界トップクラスの財務基盤と高い経営効率を誇る、リテール向け事業を中核とするフルラインサービスの証券会社です。全国70ヵ所に店舗を展開し、地域に密着した独自性のあるサービスの提供に努めるとともに、平成18年9月からは三井住友フィナンシャルグループの100%出資会社となり、三井住友銀行をはじめとしたグループ各社との連携を一段と強化し、協働ビジネスを展開しています。

今後とも「リテールマーケットで日本を代表する質の高い証券会社」を目指して、お客さまのニーズに応じた質の高い商品･サービスの提供に努め、一人ひとりのお客さまとの間に強い信頼関係を築いてまいります。

業務内容

■証券業務
有価証券等の売買、売買の取次ぎ、引受け、募集、売出し等

■証券付随業務
有価証券の保護預り、株式事務の取次ぎ、常任代理業務等

■商品投資販売業務

■保険募集業務

■投資顧問業務
投資助言業務・投資一任契約に基づくファンドラップサービス等

■金地金・譲渡性預金等の売買及び売買の媒介等の業務

(単位：億円)

	平成19年度	平成18年度
営業収益	605	587
営業利益	190	212
経常利益	197	218
当期純利益	112	128
	平成19年度末	平成18年度末
総資産	2,497	2,533

注　記載金額は、億円未満を切り捨てて表示しております。

当社グループのクレジットカード事業戦略

本年2月、当社、三井住友銀行、セントラルファイナンス、オーエムシーカード及び三井住友カードは、「三井住友フィナンシャルグループのクレジットカード事業戦略」を公表いたしました。

成長を続けるクレジットカード市場において「本邦ナンバーワンのクレジットカード事業体」を実現するべく、セントラルファイナンス、オーエムシーカード及び三井住友カードは、当社グループの圧倒的な顧客基盤と、信販系／流通系／銀行系の異なる強みを最大限活用し、システムの一体化をはじめ、インフラ面では「グループトータルでのスケールメリットの徹底追求」を推進するとともに、営業面では「各社の強みを活かしたトップラインシナジーの極大化」を図ってまいります。

この一環として、セントラルファイナンス、オーエムシーカード及びクオークは来年4月を目途に合併し、当社グループのクレジットカード事業を、強みの異なる三井住友カードと合併新会社の2社体制に集約いたします。なお、合併新会社のグループ中核会社としての位置付けを一層明確にするため、合併新会社に対する当社の出資比率を40%台を目処として引き上げることを目指しております。

また、本年10月を目途に、当社が完全親会社となる中間持株会社を設立し、当社もしくは三井住友銀行が保有するセントラルファイナンス、オーエムシーカード、クオーク及び三井住友カードの株式全てを移転いたします。中間持株会社は、当社グループにおける統一的な戦略方針を策定し、三井住友カードと合併新会社との一体的な連携体制の構築を図ってまいります。こうした取組みにより、平成23年度には三井住友カード及び合併新会社合算で、ショッピング取扱高12兆円（マーケットシェア20%超）、営業利益600億円～700億円を目指してまいります。


お客さま(生活者、提携先企業、等)
生活者の嗜好・ニーズ多様化
消費シーンの多面化
三井住友カード
三井住友カード
・フルライン
・インフラ活用型提携
・先端技術
トップラインシナジーの極大化
・複合連携体制
・受託ビジネス拡大
・機能相互補完・ノウハウ共有
合併新会社
OMC
・カード・信販リンケージ
・MSPモデル型提携
・生活者視点のマーケティング
スケールメリットの追求
・システム・プロセシングの一体化
・アクワイアリング業務の集約
66%
40%台
中間持株会社
100%
SMFG



〈記者会見の模様〉
左からクオーク 仁瓶社長、セントラルファイナンス 土川社長、三井住友銀行 奥頭取、オーエムシーカード 舟橋会長・江幡社長、三井住友カード 月原社長

海外ビジネスの展開

三井住友銀行では、日系企業のお客さまへのサービス向上や新興・成長市場へのアプローチを強化するため、ネットワークの充実を図っております。本年3月から4月にかけて、欧州・中東地域において3ヵ所の駐在員事務所（アムステルダム、プラハ、ドーハ）を新設し、当地での情報収集力を高めております。中国では、昨年3月の天津濱海、昨年4月の蘇州工業園区の2出張所の開設に続き、本年2月に北京支店を設置しました。これにより中国大陸の拠点網は6支店を含む11拠点となりました。

加えて、お客さまの多様なニーズにお応えするため、他行との提携も推進しております。成長著しいベトナム金融市場においては、日系企業のお客さまに対する金融サービスの強化やリテール金融分野等での協働を行うことを目的に、ベトナムイグジムバンクと資本関係を含む提携を開始いたしました。また、台湾の第一商業銀行との提携も開始するなどアジア地域における幅広い事業展開を実施いたしております。

プロダクト業務においては、日本を含むアジア地区のシンジケーション・リーグテーブル（主幹事）で第1位（平成19年）になるとともに、船舶ファイナンスでは2年連続でトップ10入りを果たすなど競争力を向上させております。また、プロダクト力の更なる強化を目的として、トレードファイナンスや船舶ファイナンスなど一部のプロダクト・業種について地域横断的に対応できる体制に移行するべく、昨年6月、トレードファイナンス営業部を設置いたしました。

一方、コンプライアンス面では、海外におけるコンプライアンス体制を引き続き強化し、人員配置の見直し等、各種施策を実施いたしております。

〈ベトナムイグジムバンクとの資本・業務提携調印式の模様〉


欧州へ、中東へ。新しい三井住友銀行。
Global Network
LEAD THE VALUE
三井住友銀行

東海地区におけるサービス強化

三井住友銀行は、愛知県を中心とする東海地区におけるサービス強化に取り組んでおります。

個人のお客さま向けには、質の高いコンサルティングサービスを、より多くのお客さまにご提供できるよう、新規出店を進めております。本年３月に池下支店、一社支店を新設し、本年９月には、赤池支店を設置する予定です。引き続き、積極的に出店を進めてまいります。加えて、店舗外ATMの新設、名古屋銀行とのATM相互開放の実施等により、お客さまの利便性向上に努めております。また、本年６月には、名古屋市内最大の商業集積地である栄エリアに、SMBCブランドの認知度向上のため、ブランド発信拠点を設置いたします。

法人のお客さま向けには、本年３月に名古屋法人ソリューションセンターを設置し、中堅・中小企業のお客さま向けの各種ソリューション機能を強化し、海外進出、事業承継や事業再編等、様々な経営ニーズに対して幅広いご提案を実施いたしております。また、本年４月には、名古屋駅前法人営業部、上前津法人営業部、名古屋ビジネスサポートプラザ、名古屋東ビジネスサポートプラザを新設いたしました。

東海地区において、より多くのお客さまに三井住友銀行をご利用いただけるよう、店舗ネットワーク、サービス機能を一層強化してまいります。


三井住友銀行
三井住友銀行
〈池下支店〉

事業承継業務での地域金融機関との提携

三井住友銀行は、本年３月、株式会社富山第一銀行、株式会社名古屋銀行、株式会社びわこ銀行と事業承継業務に関する包括的提携契約を締結いたしました。本業務における地域金融機関との包括的提携は、メガバンクでは初の試みで、地域経済において重要な役割を担う地域金融機関と事業承継ノウハウを培ってきた三井住友銀行が相互補完関係を構築することで、提携各行の事業承継業務推進体制の強化、地域企業の事業承継円滑化を図っていくものです。

政府の中小企業対策においても、事業承継の円滑化を図るために税制改正、新規立法等が打ち出されており、このような社会的ニーズにお応えするためにも、提携各行と協調し、地域経済の発展に貢献してまいります。

○本業務提携の概要

1. 提携各行に対する支援業務
   研修体制構築支援、業務推進ツールの整備支援及び業務上可能な範囲での助言実施等
2. 三井住友銀行との案件協調
   外部パートナーを必要とする場合の案件協調、具体的には事業承継の解決段階で必要となるM&A、MBO、シンジケートローン等において、必要に応じて提携各行と協調

保険窓販全面解禁への対応

三井住友銀行では、昨年12月、銀行窓口での保険商品販売が全面解禁されたことに伴い、休日営業を行うコンサルティングプラザを中心とした86店舗において、終身保険、定期保険、医療保険、がん保険、介護終身保険、こども保険の６種類16商品（引受保険会社６社）の販売を開始いたしました。

全面解禁に当たっては、お客さまに対して適切な商品説明ができるよう、生命保険の販売に関して豊富な経験を持つ人材約250名を正社員として採用し、「保険コンサルタント」及び「保険オフィサー」に任命して、販売担当者としております。

あわせて、お客さまにご理解いただきたいポイントについて、十分な説明ができるよう保険募集用資料の充実や販売ルールを制定するとともに、安全性の高い専用回線を利用した保険会社からのデータ受領による迅速な照会対応など、お客さまにご満足いただくと同時に、コンプライアンスを徹底した販売体制を構築しております。

保険窓販全面解禁への取組みにより、あらゆる金融サービスをワンストップで提供する「トータルコンサルティング」を一層強化し、お客さまにとってより付加価値の高いサービスの提供を実現してまいります。

住宅ローンの商品性向上

三井住友銀行では、住宅ローンに関するお客さまの様々なニーズにお応えできるよう、商品・サービスの充実に取り組んでおります。

本年１月には、インターネットでの住宅ローンの一部繰上返済や変動金利から固定金利特約型への変更のお手続きを、24時間対応可能といたしました。これにより、お客さまは、ご来店いただかなくとも、ご都合の良い時間帯にパソコンにてお手続きが可能となりました。


突然の自然災害。
ても毎日の生活は
続きます。
自然災害の時
住宅ローンの負担を少しでも減らせれば。
自然災害時返済
一部免除特約付
住宅ローン
自然災害によるご自宅の罹災の程度に応じて、最大24ヵ月分、
住宅ローンのご返済相当額を払い戻します。
三井住友銀行

また、「自然災害時返済一部免除特約付住宅ローン」の取扱いを邦銀で初めて開始いたしました。これは、自然災害によりご自宅が被害にあわれた場合に、住宅ローンの返済負担を一定期間軽減するものです。三大疾病保障がお客さまの生命・身体に対する不安にお応えするものであるのに対し、お客さまの「自然災害による住宅への被害」に対する不安にお応えいたします。

加えて、近年関心が高まっております環境問題への取組みとして、住宅ローンを通じた地球温暖化防止（カーボンオフセット）応援キャンペーンを実施いたしております。これは、お客さまが一定基準を満たした環境配慮型住宅のご購入に際して住宅ローンをご利用いただき、温暖化効果ガス排出削減の取組みに賛同していただいた場合、三井住友銀行が排出権取引の仕組みを利用して、お客さまの環境問題への取組みを応援するというものです。お客さまと銀行が一体となって地球温暖化防止に貢献することを目的としております。

組織改定とニューヨーク証券取引所上場検討

当社及び三井住友銀行は、本年４月１日付で組織改定を実施いたしました。

三井住友銀行におきましては、法人のお客さまのクロスボーダーの経営課題に、よりきめ細かくお応えするため、「グローバル・アドバイザリー部」を設置いたしました。グローバル・アドバイザリー部は、東京に本拠を置くとともに、アジア、中国を中心に海外駐在を配置し、現地での情報収集機能、ソリューション提供機能の強化を図ってまいります。また、投資銀行部門における同地域の海外駐在の増員、南アジア、オセアニア地区への「アジア・大洋州本部」の設置等、アジア地域を中心に、お客さまのサポート体制を一段と拡充いたしました。

このほか、より一層従業員の個性を尊重し、多様性を受容できる企業を目指すため、人事部に「ダイバーシティ推進室」を、法人営業部等の営業拠点に対する与信管理の支援・指導体制を強化するため、東西の法人審査部に「与信モニタリング室」を、それぞれ設置いたしました。

また、当社は、「最高の信頼を得られ世界に通じる金融グループ」を目指し、将来的なニューヨーク証券取引所への上場を検討することといたしました。そのため、当社及び三井住友銀行に「財務開発室」を設置いたしました。

人事制度の改定

三井住友銀行は、本年７月より、職務に応じた職種・コースを新設し、一般職を廃止するなどの人事制度改定を予定しております。

今回の人事制度改定の趣旨は、ライフワークバランスを尊重するとともに、上位の職務を目指そうとする意欲を持った従業員が従来以上にチャレンジでき、またそれを円滑に実現できる体系を構築することです。

具体的には、個人部門の中核を担う職種であるコンシューマーサービス職の職種内コースとして、お客さまの資産運用等のコンサルティングを主業務とする「MCコース」を新設するほか、一般職を発展的に解消し、プロフェッショナルとしてより高度な業務や管理職にチャレンジできる「ビジネスキャリア職」を新設いたします。

また、これに伴い、グループ会社が雇用している支店、支店サービス拠点のオペレーション・サービス職及び人材派遣会社から受け入れている法人営業部等のアシスタントを、三井住友銀行の正社員であるビジネスキャリア職として雇用する予定です。

株式のご案内

事業年度	4月1日から翌年3月31日まで
定時株主総会	6月下旬
配当金受領株主確定日	3月31日及び中間配当金の支払いを行うときは9月30日
基準日	定時株主総会　3月31日 その他必要があるときは、あらかじめ公告して定めます。
公告方法	日本経済新聞に掲載する方法により行います。 ただし、決算公告につきましては、当社ウェブサイトに掲載いたします。

株式事務取扱場所・取次所

株主名簿管理人	大阪市中央区北浜四丁目5番33号	住友信託銀行株式会社
同事務取扱場所	東京都千代田区丸の内一丁目4番4号	住友信託銀行株式会社証券代行部
(郵便物の送付先	〒183-8701　東京都府中市日鋼町1番10	住友信託銀行株式会社証券代行部
電話お問合せ先)	(住所変更等用紙のご請求) 0120-175-417	(その他のご照会) 0120-176-417
同取次所	住友信託銀行株式会社　本店及び全国各支店	

三井住友フィナンシャルグループ「SMFGホームページ」のご案内

「SMFGホームページ」では、グループ各社の事業活動、ニュースリリースや財務情報、IR情報など、様々な情報をタイムリーに掲載しています。

www.smfg.co.jp




SMFG 三井住友フィナンシャルグループ
SUMITOMO MITSUI FINANCIAL GROUP


PRINTED WITH
SOY INK

File No. 82-4395
Exhibit A9



SMFG SUMITOMO MITSUI FINANCIAL GROUP

ディスクロージャー誌 2008

平成19年4月1日～平成20年3月31日

三井住友フィナンシャルグループ
三井住友銀行

最高の信頼を得られ世界に通じる金融グループを目指して

LEAD THE VALUE

私たち三井住友フィナンシャルグループが目指すもの。
それは、お客さまにとって高い価値あるサービスを提供する
金融のプロフェッショナル集団です。
常に変化する時代にあって、絶えず新たな輝くVALUEを提供するために
グループの一人ひとりが
「その道のスペシャリスト」としての誇りをもって考え、行動します。



その行動を支えるのは、私たち本来の3つの力です。

「先進性」
誰よりも先んじて
世界水準の先進的な
サービスを提供することで、
これからの時代のお客さま
ニーズに応えていきます。

「提案・解決力」
個人・法人、国内・海外を問わず
お客さまの深い理解に基づき、
グループの情報と知恵を
結集してお客さまの課題を
解決していきます。

「スピード」
つねにスピード感と
実行力をもって行動することで、
お客さまが「いま」必要な
サービスを提供していきます。

さまざまな分野のスペシャリストが組んで、
新たなVALUEを生み出す。
そして、お客さまと向き合って最適なサービスを提供する。
その結果、信頼できるパートナーとして選ばれること。
これが私たちの約束です。

目 次

○トップメッセージ …… 2
○中期経営計画「LEAD THE VALUE計画」の概要 …… 10
○お客さまへのアプローチ …… 12
個人の皆さまへのサービス …… 12
法人の皆さまへのサービス …… 14
資産家・経営者・従業員の皆さまへのサービス …… 16
投資銀行ビジネス …… 17
国際ビジネス …… 18
市場性取引ビジネス …… 19
○グループ各社の紹介 …… 20
○財務ハイライト …… 22
○業績の概要と分析 …… 26
○リスク管理への取り組み …… 36
○企業としての社会的責任 …… 52
○CS・品質向上への取り組み …… 53
○コーポレートガバナンス …… 54
○内部監査体制 …… 55
○コンプライアンス体制 …… 56
○環境活動 …… 58
○社会貢献活動 …… 62
○人の尊重と人材活用 …… 66
○資料編 …… 69
コーポレートデータ …… 70
財務データ …… 93
○決算公告 …… 277
○開示項目一覧 …… 290

本誌は、銀行法第21条および第52条の29に基づいて作成したディスクロージャー資料（業務および財産の状況に関する説明書類）です。本誌には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、予想対比変化する可能性があることにご留意ください。

株式会社 三井住友フィナンシャルグループ　平成20年7月
広 報 部　〒100-0006　東京都千代田区有楽町1-1-2
TEL (03) 5512-3411

株式会社 三井住友銀行
広 報 部　〒100-0006　東京都千代田区有楽町1-1-2
TEL (03) 3501-1111



トップメッセージ

皆さまには、平素より温かいご支援、お引き立てを賜り、心より御礼申し上げます。
本ディスクロージャー誌の発行にあたりまして、19年度における取り組み内容、および20年度の経営方針等についてご説明いたします。

平成19年度の経済金融環境

19年度を顧みますと、海外では、欧州経済が底堅く推移し、アジア経済においても総じて高成長が持続した一方で、米国経済においては、サブプライムローン問題を背景に景気の減速傾向が強まり、昨年9月以降、段階的に政策金利の引下げが実施されました。わが国経済におきましては、サブプライムローン問題の影響は限定的でしたが、住宅投資の落込みやエネルギー・原材料価格の高騰等により、年度末には景気の調整色が強まりました。

金融資本市場におきましては、昨年の夏以降、長期市場金利が低下傾向となったほか、米国の景気後退懸念の高まりなどを背景にドルに対して円高が進み、日経平均株価は、前年度末に比べて大幅に下落いたしました。また、欧米の金融資本市場におきましては、一部の金融機関がサブプライムローン問題に関連して巨額の損失を計上し、信用収縮の懸念が高まりました。

こうした中、わが国の金融界におきましては、昨年9月に幅広い金融商品について横断的な利用者保護の枠組みを整備した金融商品取引法や、全面的に内容を見直した改正信託法が施行されましたほか、昨年10月には郵政事業の民営化が実施されました。また、昨年12月には銀行等による保険販売が全面解禁されました。



三井住友フィナンシャルグループ
取締役社長
北山　禎介

平成19年度における取り組み

◆中期経営計画の実現に向けた「第一段階」(☞P6補足1参照)としてしっかりとしたスタートを切った一方、「不透明・不確実な環境変化への対応」(☞P9補足2参照)を進めました。

このような経済金融環境のもと、私どもは、19年度にスタートした3カ年の中期経営計画「LEAD THE VALUE計画」の実現に向けた「第一段階」として、当社グループの持ち味である先進性、スピードおよび提案・解決力を活かし、個人向け金融コンサルティング、支払・決済・コンシューマーファイナンス、法人向けソリューション、投資銀行・信託業務、グローバルマーケットにおける特定分野、自己勘定投資およびアセット回転型ビジネスの7つからなる「成長事業領域の重点的強化」、および、「持続的成長を支える企業基盤の整備」の2つの戦略施策にグループベースで積極的に取り組んでまいりました。

一方で、いわゆるサブプライムローン問題に端を発した不透明・不確実な環境変化に対しても、しっかりとした対応を行いました。具体的には、サブプライムローン関連の証券化商品等のエクスポージャーについて早期に売却するとともに、適切に償却・引当を行いました。この結果、19年度末におけるサブプライムローン関連の投融資残高は償却・引当控除後で55億円となり、今後の当社グループの財務面への影響は限定的と考えております。

19年度業績につきましては、傘下の三井住友銀行の業務純益が、国債等債券損益の改善や預貸金利鞘の改善等による資金利益の増加により、経費増加を吸収したうえで、前年比で791億円の増益となりました。三井住友フィナンシャルグループ連結ベースの当期純利益は、三井住友銀行における与信関係費用の増加や株式等損益の悪化を、業務純益の増益やグループ会社における損益改善等でカバーし、前年比201億円増益の4,615億円となりました。

また、三井住友フィナンシャルグループは、株主の皆さまに対する利益還元を強化する観点から、普通株式1株当たりの年間配当額を前年比5,000円増額の12,000円とし、中期経営計画の目標であります20%を超える水準の連結配当性向を実現いたしました。

平成20年度の経営方針

サブプライムローン問題以後の金融市場の混乱がいまだ収束せず、国内外で景気の減速懸念が高まる中、私どもは、今年度を「不透明・不確実な環境変化に適切に対応しつつ、中期経営計画の実現に向け着実に前進する年」と位置付け、引き続き、「成長事業領域の重点的強化」ならびに「持続的成長を支える企業基盤の整備」の2点に取り組んでまいります。

(1) 成長事業領域の重点的強化

◆より一層価値のあるサービスの提供

○個人向けコンサルティングビジネス

第一に、成長事業領域の強化に向けて、まず個人のお客さまにつきましては、三井住友銀行において、あらゆる金融サービスをワンストップで提供する「トータルコンサルティング」を更に高度化させてまいります。具体的には、昨年12月の規制緩和を受けて取り扱いを開始した終身、定期、医療等の多様な保険商品や、投資信託、個人年金保険、並びに新たな「銀・証融合ビジネスモデル」を構築するべく一昨年9月に三井住友フィナンシャルグループの完全子会社となりましたSMBCフレンド証券が提供する投資一任契約に基づく資産運用サービス等の商品・サービスラインアップの一段の強化を図り、引き続きお客さまの多様化するニーズにお応えしてまいります。また、コンサルタントの増員や研修等を通じたスキル向上に努めますとともに、拠点網を一段と拡充するべく、三大都市圏を中心として、支店、SMBCコンサルティングプラザおよびSMBCコンサルティングオフィスといった多様な形態の店舗を積極的に展開してまいります。

○支払・決済・コンシューマーファイナンス

次に、クレジットカード事業につきましては、本年2月に公表した当社グループの今後のクレジットカード事業戦略に基づき、来年4月をめどに、セントラルファイナンス、オーエムシーカードおよびクオークが合併する計画であります。私どもは、今後この合併新会社と三井住友カードを軸に、グループトータルでのスケールメリットを追求するとともに、提携各社の強みや事業基盤の融合を通じてトップラインシナジーを極大化し、「本邦ナンバーワンのクレジットカード事業体」の実現を目指してまいります。また、コンシューマーファイナンス事業につきましても、引き続きプロミスとの協働事業をローン契約機の増設等を通じて推進、お客さまのライフスタイルに応じた健全なファイナンスニーズにお応えしてまいります。

○法人向けソリューションビジネス/投資銀行・信託業務

一方、法人のお客さまにつきましては、引き続きお客さまの多様な経営課題に的確に応える質の高いソリューションの提供を、三井住友銀行における法人営業部等の営業拠点とコーポレート・アドバイザリー本部、大和証券SMBCとの協働等を通じて更に推進してまいります。また、プライベート・アドバイザリー本部を通



三井住友銀行
頭取
奥　正之

じて、事業承継、職域取引等の個人と法人のお客さまのニーズが重なる分野への取り組みを進めますとともに、本年4月に新設したグローバル・アドバイザリー部を通じて国内外の拠点の連携を推進、お客さまの海外進出や海外における事業展開等にかかるソリューション提供を強化いたします。投資銀行業務では、私どもは昨年度、国内のシンジケート・ローンのリーグテーブル(注1)において初めて首位となりました。引き続き、ストラクチャードファイナンス等を含む多様な資金調達手法やM&Aを通じた事業拡大・再編のご提案など、お客さまのニーズに応じたソリューションの提供を、着実に強化してまいります。また、ベンチャー企業や成長企業のお客さまの支援、排出量取引等の環境関連ビジネスといった成長分野における取り組みも進めてまいります。

加えて、昨年10月に、当社グループと住友商事グループとの戦略的提携に基づき、三井住友銀リースと住商リースとの合併により発足した三井住友ファイナンス&リースによる多様なリース業務、日本総研ソリューションズによるシステム構築・運用やIT・セキュリティ関連コンサルティング業務等、グループ一体となったソリューション提供についても更に推進してまいります。

○グローバルマーケットにおける特定分野

海外市場におきましては、資源・エネルギー分野等で旺盛な資金需要がある一方で、サブプライムローン問題以降、欧米金融機関との競争環境に変化が生じており、私どもにとってのビジネスチャンスは拡大しております。しかしながら、グローバルな金融市場、実体経済の先行きには不透明感が増しており、私どもは、市場環境の変化をしっかりと見極めつつ、攻守両面の体制で着実に取り組んでまいる考えです。具体的には、中国、東南アジア、中東および東欧といった、今後高い経済成長が見込まれる市場におきまして、拠点網の強化および人員増強を含めた推進体制の強化を進めてまいります。また、三井住友銀行は、英国の大手金融機関であるバークレイズ・ピーエルシーに対する約5億ポンドの出資、および、業務面での協働について、本年6月に合意いたしました。

◎「最高の信頼を得られ世界に通じる金融グループ」に向けて

平成19年[illegible]

経営目標

「成長事業領域のにおけるトップクオリティバンク」
「グローバルプレーヤーに相応しい財務体質の実現」
「株主還元の充実」

「グローバルトップレベル」

持続的成長へのステップ

成長事業の強化と飛躍への基盤作り

成長事業強化で培ったコンピタンスを深化・拡大

コアコンピタンスを基軸としたグローバルプレーヤーとしての地位確立

NYSE上場計画

マクロトレンド

規制緩和と規制強化　金融・資本市場競争力強化プラン

経済・金融のグローバル化進展　海外における成長機会追求

大運用時代の到来　サブプライム問　リスク資産の価格調節プロセス

世代交代の進展

IT/ユビキタスネットワークの普及

私どもは、ベトナムイグジムバンクや第一商業銀行（台湾）といったアジア地域の地場有力銀行との戦略的提携を昨年来積極化させておりますが、今後も海外市場において強固な事業基盤を持つ有力金融機関との提携・協働を推進してまいります。加えて、プロジェクトファイナンスや船舶ファイナンス等、私どもがグローバルな競争優位性を持つプロダクツについても、更に強化してまいります。

(2) 持続的成長に向けた企業基盤の整備

◆「最高の信頼を得られ世界に通じる金融グループ」に向けて

第二に、私どもは、持続的成長を支えるべく、企業基盤の整備に取り組んでまいります。コンプライアンスにつきましては、引き続き、国内外を問わず法令等の遵守を徹底し、磐石の体制を構築してまいります。また、CS（お客さま満足度）および品質の向上につきましては、お客さまのご意見・ご要望を活かす体制を更に強化してまいります。

リスク管理につきましては、18年度末に導入したバーゼルⅡ（新BIS規制）への対応を着実に進め、一段と高度化してまいりますとともに、三井住友銀行におきましては、法人営業部等の営業拠点に対する支援・指導を強化するなど、与信管理体制の一段の強化に取り組んでまいります。

また、グローバル化の進展に応じた体制強化といたしまして、「最高の信頼を得られ世界に通じる金融グループ」を目指し、ニューヨーク証券取引所への上場を検討してまいります。

◆株主価値の永続的な増大に向けて

これらの取り組みを通じ、当社グループは中期経営計画で掲げております、「成長事業領域におけるトップクオリティの実現」、「グローバルプレーヤーに相応しい財務体質の実現」、ならびに「株主還元の充実」という、3つの経営目標の実現を目指してまいります。

20年度の業績予想では、当期純利益につきましては三井住友銀行単体ベースで3,900億円、三井住友フィナンシャルグループ連結ベースで4,800億円と、それぞれ前年比での増益を予想しております。また普通株配当につきましては、前年比+2,000円増配の年間1万4,000円(注2)とさせていただく予定です。引き続き、収益・資本・リスクアセットのバランス良い循環、即ち、剰余金の蓄積による資本基盤の拡充、成長事業領域を見据えたリスクアセットの投入、リスクリターンの向上、のバランスの良い循環を維持し、当社グループの企業価値の持続的な向上を図ってまいる所存です。

当社グループは、以上ご説明しましたような取り組みを通じて中期経営計画の実現に向けて歩を進めますとともに、ステークホルダーの皆さまからの付託にお応えしてまいりたいと考えております。今後ともなお一層のご理解、ご支援を賜りますようお願い申し上げます。

平成20年7月

三井住友フィナンシャルグループ 取締役社長	三井住友銀行 頭取
北山禎介	奥正之

(注1) トムソンフィナンシャル、平成19年度国内シンジケーション·マンデーテッド·アレンジャー·ランキング
(注2) 平成21年1月に予定する株式分割勘案前

トップメッセージ

補足1　成長事業領域における取り組み

◎基本方針

中期経営計画実現に向けて着実に前進するべく、引き続きオーガニック、イン・オーガニックの両面で成長事業領域を強化しています。



個人向け金融コンサルティング
SMBCフレンド証券
支払・決済・コンシューマーファイナンス
三井住友カード
docomo
YAHOO! JAPAN
OMC
QUOP
プロミス
自己勘定投資
SMFG 三井住友フィナンシャルグループ SUMITOMO MITSUI FINANCIAL GROUP
連結業務純益 1兆229億円
連結当期純利益 4,615億円
連結総資産 112兆円
時価総額※1 6.6兆円
SMBC 三井住友銀行
業務純益※2 8,197億円
法人
国際
(数値は平成19年度実績)
法人向けソリューション／投資銀行・信託業務
SMFL 三井住友ファイナンス&リース
大和証券SMBC
グローバルマーケットにおける特定分野
○ ベトナムイグジムバンク
○ 第一商業銀行（台湾）
○ 中国工商銀行
○ 韓国国民銀行
アセット回転型ビジネス

※1 平成20年5月23日終値ベース
※2 行内管理ベース　グラフでは本社管理（平成19年度業務純益▲1,357億円）は除く

◎支払・決済・コンシューマーファイナンス
クレジットカード事業におけるグループ戦略の推進

エクスパティーズ、顧客基盤、ネットワークの融合を通じたトップラインシナジーの実現と、グループトータルでのスケールメリットを活かしたコストシナジーの実現を通じて、「本邦No.1のクレジットカード事業体」実現を目指します。



三井住友カード
会員数 1,641万人※1
● 先端技術、高度なインフラ機能（「三井住友カード iD」等）
● 国内最大手のアクワイアラー
● 強いブランド力
トップラインシナジー
● 提携カード営業における連携推進
● 受託ビジネスの拡大
● 機能の相互補完、ノウハウの共有
コストシナジー
● システム・プロセシングの一体化
● アクワイアリング業務の集約
合併新会社※2
OMC
QUOP
会員数 2,229万人※3
○ 生活者の視点で培った独自の募集ノウハウ、マーケティング力
○ 信販業とリンクしたきめ細かい営業体制
中期目標（平成23年度）
合算ショッピング取扱高 12兆円 市場シェア 20%
合算営業利益 600～700億円

※1 平成20年3月末現在
※2 平成21年4月合併予定
※3 3社合計の会員数（OMCカードは平成20年2月末現在、セントラルファイナンスおよびクオークは同年3月末現在）

◎法人向けソリューション

法人営業部などの営業拠点をコアとした "One Bank" としてのシームレスな対応により、お客さまの多様な経営課題の解決に資するソリューションの提供を推進しています。

コーポレート・アドバイザリー本部（平成18年4月設置）

主なサービス／プロダクツ
- M&A、アライアンス
- 資金調達
- 資本政策　等

平成19年度における成果
- ディールフローの拡大（平成20年3月末案件数）
  ⇨ 平成19年3月末対比　＋約 40%
- 関連収益の着実な増加（平成19年度実績）
  ⇨ 平成18年度実績対比　＋約 20%



SMBC

法人営業部等の営業拠点

185カ所※1

プライベート・アドバイザリー本部（平成19年4月設置）

主なサービス／プロダクツ
- 事業承継
- 職域取引
- プライベート・バンキング

平成19年度における成果
- 事業承継（関連貸出新規取組）
  ⇨平成18年度実績対比　＋約 150%
- 職域取引（DC運営管理期間獲得）※2
  ⇨平成18年度実績対比　＋約 150%
- プライベート・バンキング（投資商品残高）
  ⇨平成19年3月末対比　＋約 40%

グローバル・アドバイザリー部（平成 20 年 4 月設置）

狙い	・グローバル展開企業に対するソリューション提供力の強化
施策	・アジア・中国を中心とした海外駐在の増員 ・国内外の連携体制の強化
サービス／プロダクツ	・グローバル組織再編、移転価格税制対応 ・海外進出、販売活動支援　等

※1 平成 20 年 3 月末の法人営業部数
※2 従業員数

◎グローバルマーケットにおける特定分野

アジア、中東、東欧等の高成長市場におけるネットワーク拡充、提携戦略および体制整備を積極的に推進するとともに、競争優位性を持つ特定プロダクツについても引き続き強化します。

東欧・ロシア　合計 2 拠点
- 拠点新設：・プラハ駐在員事務所（平成20年4月）
- 戦略的提携：・チェコ/ポーランド投資庁（平成19年10月-11月）

中東　合計 4 拠点
- 拠点新設：・ドバイ支店（平成19年3月）
  ・ドーハ駐在員事務所（平成20年4月）

▷ 日本企業の現地進出サポートにかかる提携

バークレイズ・ピーエルシーへの出資

▷ SMBC がバークレイズの第三者割当増資に応じて株式を取得（出資額：約 5 億ポンド）（平成20年7月）
▷ 業務協働の具体的な内容について今後検討

アジア　合計 26 拠点

拠点新設
- 天津濱海出張所（平成19年3月）
- 蘇州工業園区出張所（平成19年4月）
- 北京支店（平成20年2月）

戦略的提携
- ベトナムイグジムバンク（平成19年11月基本合意）
- 第一商業銀行（台湾）（平成19年12月基本合意）
- 中国工商銀行（平成20年3月基本合意）

推進体制整備
- アジア・大洋州本部設置（平成20年4月）
  ▷ 現地統括部署設置による機動的な体制構築
- 海外駐在の増員

特定プロダクツの一層の強化

シンジケートローン※1	プロジェクトファイナンス※2	船舶ファイナンス※3	
アジア除く日本・豪州  6位（邦銀No.1）	欧州および中近東   7位（邦銀No.1）	グローバル  9位（邦銀No.1）	体制整備、人員増強等により一段と強化

※1 トムソンフィナンシャル　平成19年シンジケーション・マンデーテッド・アレンジャーランキング
※2 プロジェクトファイナンス・マンデーテッド・アレンジャーランキング
※3 ディーロジック　平成19年船舶ファイナンス・マンデーテッド・アレンジャーランキング

◎成長事業における実績（SMBC単体）注:線の円内の数字は、年平均成長率

個人預り資産残高（投信、個人年金保険）



(単位:兆円、末残)
個人年金保険累計額
投信預り残高
6
5
4
3
2
1
0
0.5
1.9
1.1
2.3
1.7
2.8
2.2
3.4
2.6
3.0
+33%
H16/3
H17/3
H18/3
H19/3
H20/3

住宅ローン



(単位:兆円)
証券化残高
期末残高
12
9
6
3
0
0.1
8.9
0.4
9.5
0.8
10.0
1.6
9.9
1.9
10.0
+8%
H16/3
H17/3
H18/3
H19/3
H20/3

コンシューマー・ファイナンス（末残）



(単位:10億円)
無担保カードローン
ウチ プロミス提携分
500
400
300
200
100
0
270
330
60
390
140
441
290
+20%
H17/3
H18/3
H19/3
H20/3

注:H20年3月期に証券化を約3,000億円実施
社債を服務管理ベース

シンジケーション



組成金額（単位:兆円）
組成件数（単位:件数）
10
8
6
4
2
0
800
600
400
200
0
349
4.6
490
5.5
670
6.1
702
6.7
779
7.1
754
8.6
+12%
H15/3
H16/3
H17/3
H18/3
H19/3
H20/3

ビジネスセレクトローン（末残）



(単位:10億円)
1,800
1,500
1,200
900
600
300
0
+48%
H15/3
H16/3
H17/3
H18/3
H19/3
H20/3

Global e-Tradeサービス（契約数）



(単位:千件)
15
10
5
0
9.7
11.7
13.7
15.0
+19%
H17/3
H18/3
H19/3
H20/3

パソコンバンクWeb21（契約数）



(単位:千件)
150
120
90
60
30
0
82
105
125
141
+24%
H17/3
H18/3
H19/3
H20/3

One's ダイレクト契約者数



(単位:百万人)
10
8
6
4
2
0
3.3
4.8
5.8
6.6
7.0
8.4
+21%
H15/3
H16/3
H17/3
H18/3
H19/3
H20/3

インターネット取引件数



(単位:百万件)
180
120
60
0
38
60
82
108
129
151
+36%
H15/3
H16/3
H17/3
H18/3
H19/3
H20/3

補足2　不透明・不確実な環境変化への対応

◎サブプライムローン問題への早期対応を通じ追加損失の発生を回避

サブプライムローン関連の証券化商品等のエクスポージャーについては、平成19年度上期において、約3,500億円分を早期に売却するとともに、適切に償却・引当を行いました結果、平成20年3月末時点の投融資残高は償却・引当控除後で55億円となり、今後の当社グループの財務面への影響は限定的であると考えております。

また、サブプライムローン関連を除く証券化商品につきましては、平成20年3月末時点において、償却・引当控除後残高は約2,600億円であり、大宗はAAA格の米国政府支援機関保証債（米国エージェンシーモーゲージ債）であります。

一方、モノライン保険会社関連エクスポージャーにつきましては、信用状態が大幅に悪化した一部モノライン保険会社に対するクレジットデリバティブ取引（CDS）のエクスポージャー約300億円について、追加損失の発生を回避する観点から、全額損失処理いたしました。その結果、モノライン保険会社を取引相手とするCDSの引当控除後の実質的な残存エクスポージャーは、平成20年3月末時点で約300億円となっております。また、平成20年3月末時点におけるモノライン保険会社保証付の投融資等の残高は約400億円であり、原債権は投資適格ランクで、サブプライムローン関連のものは含まれておりません。

サブプライムローン関連の証券化商品等（平成20年3月末）

(億円)	残高（償却・引当前）	評価損益（償却前）	償却・引当額	残高（償却・引当控除後）	裏付資産の格付け等
証券化商品	735	△686	686	49	投機的格付等
ウェアハウジングローン等*	211	—	205	6	
合計	946	△686	891	55	

サブプライムローン関連損失処理額合計930億円（償却・引当額891億円、売却損39億円）

(SMFG連結)

（参考）サブプライムローン関連を除く証券化商品（平成20年3月末）

	(億円)	残高（償却・引当前）	評価損益（償却前）	償却・引当額	残高（償却・引当控除後）	裏付資産の格付け等
裏付資産	住宅ローン債権（米国エージェンシーモーゲージ債）	2,198	△16	—	2,198	AAA
裏付資産	クレジットカード債権	125	△6	—	125	A～BBB
裏付資産	事業法人向けローン債権	243	△34	4	239	AAA～A、一部格付無し
裏付資産	商業用不動産	60	0	—	60	BBB
合計		2,626	△56	4	2,622	

※ ウェアハウジングローン等のうち、サブプライムローン関連以外の資産を担保とするもの（平成20年3月末）：残高（償却前）143億円、償却・引当額 84億円（全額海外分）

(SMFG連結)

モノライン保険会社関連エクスポージャー（平成20年3月末）

(億円)	与信額*	貸倒引当金*	参照債権残高*
モノライン保険会社を取引相手とするCDSのエクスポージャー	311	19	5,591

※ 損失処理済分（損失処理額：約300億円）は含まない

(億円)	残高	貸倒引当金
モノライン保険会社保証付の投融資等	417	—

原債権は投資適格ランクのプロジェクトファイナンス、地方債等で、サブプライムローン関連は含まない

（参考）上記以外に、モノライン保険会社をグループの一部に持つ保険会社への融資枠等約160億円（実行済額0.1億円）あり

(SMFG連結)

中期経営計画「LEAD THE VALUE計画」の概要

当社グループは、平成18年10月に公的資金返済を完了し、経済金融情勢や競争環境といった当社グループを取り巻く経営環境が大きく変化したことを踏まえ、平成19年度から21年度までの3年間を計画期間とする中期経営計画「LEAD THE VALUE計画」をスタートさせました。

計画の策定にあたり、当社グループが持続的な成長を果たすために最も重要なことは、お客さまに期待以上の価値を提供し、お客さま自身の価値向上をリードする存在であり続けること、と整理いたしました。私どもは、当社グループの持つ本来の力を、これまでも戦略ビジネスの 収益事業化の過程で我々が発揮してきた、「先進性」「スピード」「提案・解決力」にあると再確認し、この付加価値を極大化することにより、「最高の信頼を得られ世界に通じる金融グループ」を目指しています。

当社グループは、

- ○ 成長事業領域におけるトップクオリティの実現
- ○ グローバルプレーヤーに相応しい財務体質の実現
- ○ 株主還元の充実

という、3点の経営目標を実現すべく、成長事業領域の重点的強化と企業基盤の整備という戦略施策に積極的に取り組んでいます。

中期経営計画

◎中期経営計画：「LEAD THE VALUE計画」が目指すもの


「最高の信頼を得られ世界に通じる金融グループ」
LEAD THE VALUE 計画
先進性
スピード
SMFG
提案・解決力
経営理念
お客さまに、より一層価値あるサービスを提供し、お客さまと共に発展する。
事業の発展を通じて、株主価値の永続的な増大を図る。
勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る。

◎「LEAD THE VALUE計画」の概要


平成19年度～21年度
LEAD THE VALUE計画
お客さまの視点に立った
SMFGの「付加価値」を極大化することにより、
「最高の信頼を得られ世界に通じる金融グループ」
を目指す
お客さまの価値向上を
リードしていく存在に
SMFGの付加価値（企業価値の源泉）
先進性
スピード
提案・
解決力
戦略施策
●成長事業領域の
重点的強化
「7つの成長事業領域」
●持続的成長に向けた
企業基盤の整備
経営目標
● 成長事業領域におけるトップクオリティの実現
● グローバルプレーヤーに相応しい財務体質の実現
● 株主還元の充実（連結配当性向20%超）
平成21年度財務目標（SMFG連結）*
○ 当期純利益：6,500億円
○ 当期純利益RORA：1%程度
○ Tier 1比率：8%程度
○ 経費率(SMBC単体)：40%台前半
○ 連結ROE：10～15%

*円金利は0.25%の政策金利引き上げが19年度・20年度に各1回行われること、名目GDPは年率2%台で成長すること、為替レートは1ドル=115円で推移すること、を前提。

◎「LEAD THE VALUE 計画」における戦略施策の考え方

当社グループはこれまで、いち早く戦略ビジネスを見極め、高い生産性・効率性をベースとした独自のビジネスモデルを構築することで、収益力を強化すると共に、アセットクオリティを大幅に改善することで、ボトムライン収益を回復、平成18年度、公的資金を当初計画比1年半前倒しで完済、収益力の強化、財務体質の改善の両面で着実に成果を挙げてきました。

しかしながら、この間の環境変化に目を転じると、国内貸出市場の競争激化や労働市場の逼迫など、前回の経営計画策定時の想定を超えた変化が起こっています。今後、当社グループが、収益機会となるマクロトレンドを着実にとらえ、グローバルな競争環境下で成長を持続させていくためには、リストラ・合理化の徹底等を通じて収益を極大化するといった、従来のアプローチから、中長期的な視点に立った成長投資を積極的に行いながら、持続的な成長を実現するアプローチへと転換を図る必要があると考えています。こうした問題意識に基づき当社グループは、「LEAD THE VALUE計画」において「成長事業領域の重点的強化」と「持続的成長に向けた企業基盤の整備」の2つの戦略施策を展開しています。

◎「LEAD THE VALUE計画」の戦略施策


マクロトレンドに関する5つの視点
世代交代の進展
経済・金融のグローバル化
規制緩和と規制強化
IT／ユビキタスネットワークの普及
大運用時代の到来

成長事業領域の重点的強化：「7つの成長事業領域」

- 個人向け金融コンサルティングビジネス
- 法人向けソリューションビジネス
- グローバルマーケットにおける特定分野
- 支払・決済・コンシューマーファイナンス
- 投資銀行・信託業務
- 自己勘定投資
- アセット回転型ビジネス

持続的成長に向けた企業基盤の整備

- 中長期的目標と戦略施策を主軸とした業績評価制度
- プロ人材の確保・育成のための体制整備
- IT基盤、事務インフラの整備
- ALM・リスク管理体制、コンプライアンス体制強化

■ 個人の皆さまへのサービス

SMFGでは、グループ各社が協働して個人のお客さまへのサービス向上に取り組んでいます。三井住友銀行の平成19年度の実績は、個人向け投資信託預り残高2兆9,740億円（平成20年3月末現在）、外債・仕組債販売額1,272億円、個人年金販売額3,894億円、一時払終身保険の販売実績額510億円、住宅ローン残高13兆6,478億円（平成20年3月末現在）とお客さまから高い評価をいただいています。

コンサルティングビジネス

三井住友銀行では、平成19年度においても引き続き、投資信託・生命保険等の新商品を導入し、商品ラインアップの拡充を図りました。あらゆる金融サービスをワンストップで提供する「トータルコンサルティング」の一環として、平成19年12月22日より生命保険の取り扱いを拡充しました。具体的には、主に平準払いタイプの死亡保障保険、医療保障保険等、合計18商品（引受保険会社7社、平成20年5月末時点）を、生命保険の販売経験者である「保険コンサルタント」が常駐する90店舗で取り扱いを行っています。投資信託においても、主要新興国であるBRICs（ブラジル、ロシア、インド、中国）の株式に投資するファンドや、高金利通貨に投資するファンドを取り揃えるなど、お客さまのニーズに基づきラインアップを拡充しています。


くらしのお金早わかり
医療保険
家族保険

また、平成19年9月の金融商品取引法の施行に伴い、利用者保護を目的として、お客さまの投資に関する知識や経験、財産の状況、リスクへの考え方等に適合した商品の提供を、これまで以上に徹底しています。

更に、米国のサブプライムローン問題を契機として、国内外の株価をはじめとした相場が大きく変動していますが、お客さまへのタイムリーな情報提供を図るため、お客さま向け運用報告セミナーの開催や月次、臨時のマーケットレポートの発行やDM送付を行うなど、アフターフォローの充実を進めています。

ローンビジネス

お客さまのさまざまなニーズにお応えできるよう、新商品の開発、サービスの充実に取り組んでいます。例えば、平成17年10月より取り扱いを開始した『三大疾病保障付住宅ローン』の平成20年3月末までの取組額累計は約6,600億円となりました。

平成20年1月には、インターネット（One's ダイレクト）による住宅ローン一部繰上返済・金利種類変更のお取引時間を、24時間に拡大し、お客さまの都合の良い時間にご自宅でお手続きができるようになりました。


自然災害時返済一部免除特約付
住宅ローン

平成20年4月には、新商品『自然災害時返済一部免除特約付住宅ローン』の取り扱いを開始しました。ご自宅が自然災害により損壊した場合、その程度に応じて住宅ローン返済負担を一定期間軽減するもので、業界初の商品です。

また、お客さまと当行が一体となり地球温暖化対策に貢献する『「住宅ローン」を通じた地球温暖化防止（カーボンオフセット）応援キャンペーン』を平成20年4月より開始し、環境面への取り組みにも注力しています。


住宅ローンを通じて、
地球温暖化防止に
貢献できます。
住宅ローン

決済・ファイナンスビジネス

各種決済関連サービスのプラットフォームである『SMBCファーストパック』については、平成19年9月より、他社ポイントへの交換サービス拡充や、SMBC CARDへの三井住友カードiD機能の標準搭載などの商品性のレベルアップを行いました。


使いやすいサービスを、
パッケージにしました。
FIRST PACK

三井住友カードのNTTドコモとの戦略的提携に基づくクレジットサービス『三井住友カードiD』については、平成20年3月末の契約者数は約77万人であり、iDが使える加盟店の端末台数は約30万台に拡大しています。



すぐにお返事。
三井住友銀行
カードローン
0120-923-923
http://923923.jp
SMBC
三井住友銀行

平成17年4月より三井住友銀行、プロミス（株）、アットローン（株）の3社で開始しましたコンシューマー・ファイナンス事業については、平成20年3月末時点でACM（ローン契約機）の設置台数が697台となり、貸付金残高は三井住友銀行とアットローンの2社合計で約3,500億円に拡大しています。

お取引チャネル

平成19年度は、首都圏では、東戸塚（神奈川県）・市川（千葉県）・大崎（東京都）、近畿圏では、宝塚中山（兵庫県）に拠点を新設しました。

また、愛知県を中心とする東海圏のお客さまへのサービス強化策の一環として、池下・一社に拠点を新設しました。また、平成20年6月には、当行初となる情報発信サービスをメインに取り扱う新しいタイプの拠点「SMBCパーク 栄」を開設しました。



引き続き、首都圏・近畿圏・東海圏の主要3エリアにおける、店舗ネットワークの強化に取り組んでいきます。

リモートバンキング「One's ダイレクト」については、平成19年5月より、平日24時間、外国為替市場連動型のネット専用外貨預金を都市銀行で初めて開始、同じく5月より、NTTドコモが開発したモバイルバンキング共用プラットフォーム「iアプリバンキング」へも対応しました。また、同年7月・8月には、フィッシング詐欺対策の強化として、フィッシング詐欺サイトを早期に閉鎖するサービス・新型証明書を導入しました。

One's ダイレクトは外部評価機関Gomez社によるインターネットバンキングの評価ランキングで6期連続1位を獲得するなど高い評価を得ており、平成20年3月末の契約者数は約840万人となっています。

ATMサービスについては、平成19年度中に有人店舗（無人出張所は除く）に設置しているすべてのATMを生体認証対応にするとともに、視覚障害者対応ATMを全拠点に設置しました。

また、平成19年10月にはATM手数料の改定を行いました。ご利用口座のお取引時点での預金残高が10万円以上のお客さまへの本支店ATM・@BANK平日時間外手数料無料化、ゆうちょ銀行ATM・JR東日本ATMの利用手数料無料化、カードローンの時間外手数料・利用手数料無料化を行うなど、お取引内容に応じた手数料の設定や無料でご利用いただけるATMネットワーク網の拡充を図っています。



ハンドセットから流れる音声に従いテンキーを操作することで目の不自由な方にもご利用いただけるATM

Topics

◆「SMBCリテールバンキングカレッジ」設立

三井住友銀行は、平成20年5月7日より、個人金融ビジネスを担う人材育成機関として、『SMBCリテールバンキングカレッジ（RBC）』を設立しました。

RBCでは、模擬的に個人向けコンサルティング業務を体験する「模擬カウンターゾーン」や、ロールプレイング内容を中継し、研修受講者全員で確認等を行う「視聴覚室」等を備えており、業務知識・スキルの習得スピードを早め、個人金融ビジネスの一層の高度化・高品質化に向けた特別な研修プログラムを展開しています。





SMBC
RETAIL BANKING
COLLEGE



■法人の皆さまへのサービス

グローバル化への対応力強化

日本の対外直接投資は平成16年以降拡大基調を続けており、中小企業においてもアジア地域をはじめとする海外での事業展開を通してビジネスを拡大・深化させていくお客さまが増加しています。

三井住友銀行では、こうしたお客さまの海外進出・海外での事業拡大ニーズに対応することを目的として、平成20年4月に内外の法人取引を所管する法人・企業金融・国際の3部門に跨る組織として、「グローバル・アドバイザリー部」を新設しました。同部は、東京に本拠地を設置するとともにアジア・中国を中心に海外駐在を増員し、現地での情報収集機能やソリューション提供機能を強化しています。

海外進出を検討されているお客さまはもとより、既にグローバルに海外事業を展開されているお客さまにも、より質の高いサポートを実施できる体制を構築しています。

中堅・中小企業への商品・サービスの強化

三井住友銀行では、中堅・中小企業のお客さまの事業の発展に貢献するため、お客さまのニーズ・課題を理解し、適切な商品・サービスの提供をご提案できるよう、積極的に取り組んでいます。

<資金調達に関する商品・サービス>

これまでも、お客さまのニーズの強い無担保貸出の分野で、第三者保証が不要な「ビジネスセレクトローン」をいち早く開発し、中小企業向け融資を推進してきました。

平成19年9月には、従来の無担保中心のメニューに加え、お客さまの「所有不動産を活用した資金調達ニーズ」に対応した「ワイドサポートローン」を新たにラインナップしました。

また中堅企業向けにも、平成19年11月に、工作機械・建設機械等の「設備動産」を担保とする設備活用ローン「アセットバリュー」を、平成20年4月には、トラックやバス等の商用車を担保とする「アセットバリュートラック&バス」について取り扱いを開始し、さまざまな資産を活用した資金調達手段の多様化にも取り組んでいます。


アセットバリュー
ASSET VALUE
三井住友銀行

一方、企業の皆さまが取得されたさまざまな資格を活用することにより、貸出条件を優遇する融資商品の開発にも取り組んでいます。


アセットバリュー
三井住友銀行

平成18年2月より環境意識が高く環境認証を取得している中堅中小企業のお客さま向けにご融資する「SMBC-ECOローン」を、19年12月からは、その派生商品として、わが国における中小企業向け環境認証の先駆けであるNPO法人KES環境機構と連携し、同機構の運営するKES･マネジメントシステム･スタンダードを取得したお客さまを対象とした「KESサポートローン」の取り扱いを開始しました。「KESサポートローン」を含めた「SMBC-ECOローン」の累計取組額は20年5月末までに300億円を超え、多くのお客さまにご利用いただいています。


応援します、中小企業のエコ。
LEAD THE VALUE
三井住友銀行

更に平成20年4月、企業の技術力、経営力を評価する国や自治体等の認定・表彰制度およびマネジメント規格認証制度のうち、当行が指定した制度において認定・表彰等を受けたお客さまを対象とする「認定企業サポートローン」、同年6月より電子申告並びにWeb申告データ受付サービス


認定企業
サポートローン
三井住友銀行

（国税電子申告・納税システム（e-Tax）で電子申告された税務申告データや電子納税証明書を、電子データのまま当行に送信いただけるサービス）をご利用のお客さまを対象とする「Webレポートローン」を取り揃えています。


Webレポートローン



お客さまのニーズ		ご提供する商品・サービス
資金調達	無担保のお貸出し	ビジネスセレクトローン
	資産のご活用	ワイドサポートローン アセットバリュー　設備動産 アセットバリュー　トラック&バス
	資格等のご活用	SMBC-ECOローン(KESサポートローン) 認定企業サポートローン Webレポートローン
付加価値サービス	情報のご提供	無料情報提供サービス 「ビジネス・インフォメーション・サービス」 ・経営トピックス ・コラム ・ビジネスナレッジ ・ブックレビュー
	海外進出貿易取引	貿易取引相談員

<各種情報提供に関するサービス>

加えて、平成18年11月より取り扱いを開始している無料情報提供サービス「ビジネス・インフォメーション・サービス」については、平成19年9月より「配信コンテンツの拡充」「ウィークリー配信の実現」等内容の充実化を図り、ご利用されるお客さまも1万社を超えています。

また、平成20年2月より、貿易取引の実務に詳しい総合商社OB等からなる「貿易取引相談員」を計18名配置しました。相談員は、貿易取引を行うお客さまに対して、海外マーケットの現況や輸出入を行う際に注意すべきポイント等のアドバイスを的確に行うサービスを行っています。

融資商品だけに留まらない付加価値のある顧客サービスについても、引続き提供していきます。

<外国為替に関する商品・サービス>

グローバル化が進展する中堅・中小企業のお客さまの海外進出や海外貿易のための新たな商品・サービスの提供にも努めています。

海外と外為取引のある法人のお客さまの貿易業務効率化ツールとして、インターネットを利用した外国為替サービス「Global e-Tradeサービス」をご提供していますが、平成20年5月より、お客さまのご要望の多い「送金サービス」に特化することで、より安価な手数料（月間2,100円）を実現したGlobal e-Tradeサービス〈デビュー〉タイプの発売を開始しました。


三井住友銀行
お客さま
パソコン
Value Door
Global e-Tradeサービス
〈デビュー〉タイプ
・海外への送金取引
・海外からの入金業務
・計算書・取組明細等の照会
・印刷機能

また、環境関連分野で技術力を有する国内企業のグローバル化支援を目的に、平成20年3月より、貿易取引等の際必要となる手数料・金利の優遇サービス制度を導入しました。当行の環境技術認定基準をクリアした法人のお客さまが対象で、環境技術認定に際しては（株）日本総合研究所のノウハウを活用しています。

三井住友銀行では、引き続き、中堅・中小企業のお客さまのグローバルな事業活動を積極的に支援していきます。

Topics

◆環境ビジネスに関する共同研究に、研究助成金を拠出

平成20年6月、三井住友銀行主催の環境ビジネスコンテスト『eco japan cup』で昨年「三井住友銀行賞」を受賞した株式会社アネックスと産学連携先である慶応義塾大学インキュベーションセンターの環境ビジネスに関する共同研究に、研究助成金を拠出しました。

三井住友銀行は今後も、環境ビジネスの更なる発展を応援していきます。



アネックス社が推進する『緑化ユニット「5×緑」』設置例（東京都千代田区丸の内）

■資産家・経営者・従業員の皆さまへのサービス

プライベート・アドバイザリー本部

プライベート・アドバイザリー本部では、企業経営者や資産家の皆さまのさまざまなご要望にお応えしています。

当本部には、金融資産に関してお客さまのニーズに合わせ総合的な運用提案を行うプライベートバンキング業務、お客さまの大切な事業を円滑に承継できるよう、豊富な経験から蓄積したノウハウと外部専門家との提携によりきめ細かくサポートする事業承継支援業務、財形預金、住宅融資や確定拠出年金等、従業員のライフプランを支える福利厚生制度の提供や導入支援を行う職域取引業務、があります。

この3つのサービスを、企業経営者や従業員、資産家の皆さまのご要望に合わせ、当行関連会社や提携企業と連携しながら、国内の営業店を通じて迅速にご提供しています。


お客さま
ファミリーの一員として
資産家として
経営者として
三井住友銀行
支店のお客さま担当者
法人営業部のお客さま担当者
リレーションシップ・マネージャー
プライベート・アドバイザリー本部
・資産運用ニーズ
・従業員の福利厚生制度 等
・事業承継ニーズ
・資産承継ニーズ
・事業拡大ニーズ
各種ニーズに対するご相談窓口
関係各部
グループ会社
三井住友フィナンシャルグループ
提携税理士法人

プライベートバンキング

お客さまご自身の資産に関するお考えを共有させていただき、そのうえで、銀行内外との連携による、事業拡大、事業・資産承継等、お客さまの資産全体に関するご提案をベースに、金融資産に対する資産の配分に関するご提案、各資産ごとの具体的な運用のご提案等を行います。

ご提案フロー

1. プロファイリング
お客さまのお考えの共有と資産全体に関するご提案

2. コンサルティング
金融資産に対する資産の配分に関するご提案

3. アクション
各資産ごとの具体的な運用のご提案

4. レビュー
運用成果のご報告・見直し

事業承継支援

将来の事業承継に課題や不安を持つお客さまにオーダーメードのご提案を実施しています。主宰事業の発展を主眼として、円滑に事業の承継ができるよう、お客さまの個々のご事情に合わせたプランを提供します。


OUR SOLUTION
事業戦略
資産承継
組織再編
株価シミュレーション
後継者対策
納税資金対策
M&A/MBO
資本政策

職域取引

法人のお客さまの社員取引推進と福利厚生諸制度の構築をお手伝いしています。平成18年4月からは確定拠出年金推進室を設置し、運営管理業務も手がけています。


DCだより

■ 投資銀行ビジネス

平成19年度の成果

国内シンジケートローンのアレンジ実績において、プレースメント力を生かした大型案件の積極的な取り組み等により、国内第一位の座を獲得しました。また、グローバルベースでは、三井住友銀行がアレンジした多数のプロジェクトファイナンス案件に関して、各業界誌から2007年「ディール・オブ・ザ・イヤー」を受賞し、マーケットでの高い評価を得ました。また、船舶ファイナンスではグローバルベースの平成19年リーグテーブル（アレンジャー）で2年連続トップ10入りを果たしています。更にエクイティ投資を通じた成長企業育成・支援の強化、お客さまの多様なニーズにお応えできるようハイブリッドファイナンス、排出量取引など新規業務への取り組みを積極的に行いました。

大和証券SMBCとの連携

大和証券SMBCは、平成19年度リーグテーブルにおいて円債主幹事で第1位、IPO公募・売出ブックランナーで第2位となりました。また、米国の調査会社トムソンファイナンシャルから平成19年度サムライ債部門および資産担保証券部門の2部門で「ハウス・オブ・ザ・イヤー」に選出されるなど、市場での高い評価を得ています。M&Aアドバイザリー業務においては、大和証券SMBCは米国のM&Aブティックであるセージェント社と業務提携を実施し、拡大するクロスボーダー案件にも対応していきます。

シンジケートローン・リーグテーブル*

平成19年度 マンデートアレンジャー	取引金額 （億円）
1 SMBC	80,484
2 みずほフィナンシャルグループ	75,859
3 三菱UFJフィナンシャルグループ	58,814
4 シティ	9,534
5 住友信託銀行	3,965

プロジェクトファイナンス
2007年ディール・オブ・ザ・イヤー受賞　主案件

受賞カテゴリー 地域／産業	案件名 （国・セクター）	組成金額 百万ドル	業界紙
グローバル	Barka 2 & Al-Rusail （オマーン・IWPP）	937	Project Finance Magazine
アフリカ／鉱業	Ambatovy （マダガスカル・ニッケル鉱山）	2,100	Project Finance Magazine Project Finance International
中東／製造	Emirates Aluminium （アブダビ・アルミ精錬）	4,400	Project Finance Magazine Project Finance International
アジア太平洋／電力	Crimson Power （フィリピン・IPP買収）	2,900	Project Finance Magazine

円債主幹事*

平成19年度 ブックランナー	取引金額 （億円）
1 大和証券SMBC	39,750
2 みずほフィナンシャルグループ	35,329
3 野村	35,018
4 三菱UFJフィナンシャルグループ	33,849
5 日興シティ	32,754

* 出典：トムソンファイナンシャル

Topics

◆ シンジケートローン

三井住友銀行は、平成19年度リーグテーブルにおいてシンジケートローンのアレンジ実績で第1位となるとともに、イギリスの金融専門紙ユーロウィークから「ユーロウィーク・アジア・アワード2007」にて日本のシンジケートローンのベストアレンジャーに選ばれました。


2007
EUROWEEK ASIA
AWARDS

◆ 環境ビジネス

平成19年10月に「環境ソリューション室」を新設し、排出量取引を中心とした環境ビジネスを推進しています。またブラジルのCDMプロジェクトでは、フィナンシャルタイムズ紙等が実施する「Sustainable Banking Award 2007」に邦銀として唯一ノミネートされました。


ブラジルのCDMプロジェクト
（アラブセル小水力発電所）

■ 国際ビジネス

SMFGの国際ビジネスは、三井住友銀行（SMBC）の国際部門を中心に、内外の企業、金融機関、各国政府・公営企業等の、グローバルに事業展開するお客さまに対してサービスを提供しています。

充実したネットワークと地域特性に応じた対応

平成20年4月に成長著しいアジア・オセアニア地域での取引強化を図るべく、アジア・大洋州本部をシンガポールに設置しました。欧州、米州、アジア・大洋州、中国に4つの地域統括部を設け、地域によって異なるマーケット特性への迅速な対応を確立すると共に、当行拠点だけでなくグループ会社や海外現地法人、地場銀行との提携によって、競争の厳しい国際マーケットにおいて常に最先端の情報とサービスを提供し、お客さまが世界各地で直面される各地域特有の課題にも最適なソリューション提供ができるように目指していきます。

新興市場・成長市場への展開

欧米、アジア諸国だけでなく、中近東、中東欧、ラテンアメリカといった、新興市場・成長市場におけるニーズへの対応を強化します。各市場の特性に応じた最適なサービスの提供を心掛け、環境変化も意識しながら、柔軟で積極的な取り組みを行います。

競争力のあるファイナンスプロダクツの提供

当行が取り組んだ14件の大型ファイナンス案件が、トレードファイナンス専門誌3誌（Trade Finance, Global Trade Review, Trade & Forfaiting Review）のディールオブザイヤー賞を受賞しました。トレードファイナンス営業部のグローバルな活動によるアレンジ力とストラクチャリング力で、今後も多様なプロダクトを提供し、お客さまの貿易業務を支援いたします。また、亜亜・欧州・中東・米州にまたがるグローバルなネットワークをベースに、電力、石油ガス、石油化学、PFI（Private Finance Initiative）／PPP（Public Private Partnership）等のプロジェクトファイナンスで業界トップクラスのプレゼンスを得ています。今後もトップティアバンクとして、お客さまの多様なニーズに応えていきます。

国際CMS

平成19年10月にグローバルCMS室を立ち上げ、シンガポール、上海、ニューヨーク、ロンドンに駐在を設置。顧客企業のグローバルな資金管理ニーズに応えられる体制を構築しています。アジア金融専門誌であるアジアマネー（ASIA MONEY）誌において「ベスト・エレクトロニック・バンキング・プラットフォーム」に関する平成19年顧客アンケートでは、全銀行中3位、邦銀ではトップの評価を得ています。今後もグローバルなネットワークを通じて海外キャッシュマネジメントサービスに関わる最新のサービス・情報の提供に努めていきます。

ポートフォリオの継続的な最適化

国際ビジネスにおけるさまざまなマーケットのリスク特性を踏まえ、適切なポートフォリオ運営を行いつつ、業務環境の変化に対する柔軟かつ機敏な対応を通じて、引き続きバーゼルⅡ規制の枠組下での資産効率向上に努めてまいります。

コンプライアンス体制の強化

グローバルな業務展開にはコンプライアンスの更なる強化が不可欠との認識から、総務部内に海外コンプライアンス室を設置するとともに、本部に所属し海外に駐在するコンプライアンス統括オフィサーを新たに任命し、海外拠点のコンプライアンス活動の指導・監督を行いモニタリングの強化に取り組んでいます。更には国際的にも重要性が高い反マネー・ローンダリング体制の一層の強化を推進します。

そして、国際ビジネス特有の広大なマーケットにおいて、多様なビジネス機会を捕捉し、日本およびアジアを強みとするグローバルな商業銀行を目指します。

Topics

◆ネットワークの強化

平成20年4月に、アムステルダムとプラハに駐在員事務所を新設しました。日系企業が多数進出しているオランダと近年日系企業の進出が目覚しい中東欧への拠点設置により、ベネルクス3国、中東欧諸国の日系顧客へのサポート強化のための情報収集拠点として活用いたします。また中東では



欧州へ、中東へ。新しい三井住友銀行。
Global Network

平成19年3月に中東ビジネスの拠点として、ドバイに邦銀初となる支店を開設したのに続き、平成20年4月にドーハ駐在員事務所を邦銀初で開設しました。中国では天津濱海、蘇州工業園区の各出張所（それぞれ平成19年3月、4月に開設）に続き、北京支店を本年2月に開設、中国大陸におけるネットワークを11拠点と充実させております。今後も、戦略的に海外ネットワークを強化していきます。

◆海外における積極的な人材登用

平成19年に米州、欧州において、現地採用（National Staff）の営業部の部長をそれぞれ1名ずつ、執行役員に任命していますが、平成20年も、中国・香港・台北地区の非日系取引を所管するGreater China営業部の部長を新たに執行役員に任命しました。今後とも邦人、外国人にかかわらず、優秀な人材については積極的に登用し、地域の特性に応じた業務運営体制を構築していきます。

■ 市場性取引ビジネス

SMFGは三井住友銀行の市場営業部門において、資金・為替・債券・デリバティブ等の取引を通じ、高度化・多様化するお客さまの市場性取引ニーズにお応えし、より付加価値の高いサービスの提供に努めています。

市場営業部門では①お客さまからのオーダーフローの拡大、②ALM体制・トレーディングスキルの強化、③運用手段の多様化とポートフォリオ運営の徹底、の3点を軸に、適切なリスク管理のもと、内外のマーケット動向をタイムリーにとらえ、収益力の維持・強化に注力しています。

お客さまの利便性向上

平成19年度にはマーケティング部門とも協働して法人・個人のお客さま向けの市場性取引のサービス体制拡充や、「i-Deal」(アイディール、インターネットを通じた為替予約等の締結システム)の機能向上などを実施しました。

今後も引き続き、お客さまの市場性取引ニーズに万全にお応えし、業界最高水準のサービスでフルサポートしていくことを目指します。

ALM・トレーディング業務

市場営業部門ではALM(アセット・ライアビリティー・マネジメント)とトレーディング業務を通じ、市場リスク、流動性リスクをコントロールしつつ、オルタナティブ投資等の運用手段の多様化、分散投資の実施や、各種裁定機会をとらえることによる収益の極大化を図っています。

引き続き相場環境に応じた適正なリスクアロケーションを行い、安定的な収益確保を目指していきます。


お客さま
法人営業部・支店
市場営業部門
市場営業統括部
企画・調査
市場営業推進部
お客さま利便性追求によるサービス向上
お客さまとの取引
お客さま
オーダーフロー
市場営業部
お客さまオーダーフローやALMヘッジフロー等に基づく効率的なオペレーション
外国為替取引
デリバティブ取引
債券取引
CD・CP取引
トレーディング
ALM
オペレーション等
市場資金部
市場運用部
的確なALMオペレーションと流動性管理
預金取引
貸金取引
債券投資
オルタナティブ投資
ALM
資金・債券取引
インターバンク市場

Topics

◆お客さまのニーズに合わせたサービスの拡充

「i-Deal」(アイディール、インターネットを通じた為替予約等の締結システム)の機能向上を継続的に行い、お客さまの利便性向上を図っています。

平成19年度には機能向上によりOne'sダイレクトを通じた個人のお客さまとの外貨預金取引が平日24時間リアルタイムの為替レートで行えるようになりました。

◆分散投資の推進と適切なALM

金利・株式・オルタナティブ（代替）投資を同一部署に一元集中し、投資対象の拡充・選別が機動的に行える体制を整備し、海外拠点における自己勘定投資を行う人員増強を実施しました。また、相場環境に応じて適切にALMを行っています。



グループ各社の紹介 (平成20年3月末現在)



SMFG 三井住友フィナンシャルグループ SUMITOMO MITSUI FINANCIAL GROUP

www.smfg.co.jp

三井住友フィナンシャルグループは、銀行業務を中心に、クレジットカード業務、リース業務、情報サービス業務、証券業務などのさまざまな金融サービスにかかる事業を行っています。

経営理念

- お客さまに、より一層価値あるサービスを提供し、お客さまと共に発展する。
- 事業の発展を通じて、株主価値の永続的な増大を図る。
- 勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る。

商　　号：株式会社三井住友フィナンシャルグループ
(英　　文：Sumitomo Mitsui Financial Group, Inc.)
事 業 目 的：子会社である銀行およびその他銀行法により子会社とすることができる会社の経営管理ならびに当該業務に附帯する業務
設立年月日：平成14年12月2日
本社所在地：東京都千代田区有楽町1丁目1番2号
取締役会長：奥　正之（三井住友銀行頭取兼最高執行役員を兼任）
取締役社長：北山 禎介（三井住友銀行取締役会長を兼任）
資 本 金：1兆4,209億円
上場取引所：東京証券取引所、大阪証券取引所、名古屋証券取引所（すべて市場第一部）



三井住友銀行

www.smbc.co.jp



三井住友銀行は、平成13年4月にさくら銀行と住友銀行が合併して発足しました。平成14年12月、株式移転により持株会社株式会社三井住友フィナンシャルグループ(SMFG)を設立し、その子会社となりました。

三井住友銀行は、国内有数の営業基盤、戦略実行のスピード、更には有力グループ会社群による金融サービス提供力に強みを持っています。SMFGの下、他の傘下グループ企業と一体となって、お客さまに質の高い複合金融サービスを提供していきます。

商　　号：株式会社三井住友銀行
事 業 内 容：銀行業務
設立年月日：平成8年6月6日
本店所在地：東京都千代田区有楽町1-1-2
頭　　取：奥　正之
従 業 員 数：17,886名(就業者数)
拠 点 数
国 内　1,489カ所
(本支店473〈内被振込専用支店38〉、出張所157、代理店1、付随業務取扱所20、無人店舗838)
海 外　40カ所
(支店19、出張所6、駐在員事務所15)

(注) 国内拠点数は、コンビニエンスストアATMを除いています。

格付情報 (平成20年6月末現在)

	長期	短期
Moody's	Aa2	P-1
Standard & Poor's	A+	A-1
Fitch Ratings	A+	F1
格付投資情報センター (R&I)	A+	a-1
日本格付研究所 (JCR)	AA-	J-1+

財務情報 (3月期)　(単位：億円)

(連結)	平成17年	平成18年	平成19年	平成20年
経常収益	26,913	27,502	29,256	34,110
経常利益(△は損失)	△997	8,620	7,166	7,349
当期純利益(△は損失)	△2,789	5,635	4,017	3,518
純資産額	26,339	35,982	54,124	50,807
総資産額	974,783	1,044,185	985,706	1,086,377



三井住友カード

www.smbc-card.com



三井住友カードは、国内における「VISA」のパイオニアとして、また日本のクレジットカード業界を牽引する一員として、多くのお客さまに支持されてきました。三井住友フィナンシャルグループにおける戦略的事業会社として重要な役割を担っており、高いブランド力と総合的なカード事業の展開力を活かし、お客さまのニーズに合ったクレジット機能を中心とする決済・ファイナンスサービスを提供しています。カードビジネスを通じて「安心で豊かな消費生活の実現」に積極的に貢献し、トップブランド企業としての更なる飛躍を目指しています。

商　　号：三井住友カード株式会社
事 業 内 容：クレジットカード業務
設立年月日：昭和42年12月26日
本社所在地：[東京本社] 東京都港区海岸1-2-20
[大阪本社] 大阪市中央区今橋4-5-15
代 表 者：月原　紘一
従 業 員 数：1,989名

格付情報 (平成20年6月末現在)

	長期	短期
日本格付研究所 (JCR)	A+	J-1+

財務情報 (3月期)　(単位：億円)

	平成17年	平成18年	平成19年	平成20年
カード取扱高	35,987	41,813	47,538	53,752
営業収益	1,321	1,482	1,576	1,684
営業利益	231	258	141	169
会員数(千人)	13,462	14,067	14,951	16,406

SMFL 三井住友ファイナンス&リース

www.smfl.co.jp



三井住友ファイナンス&リースは、平成19年10月に三井住友銀リースと住商リースが合併して誕生しました。三井住友フィナンシャルグループが持つ財務ソリューション提供力を活かした銀行系リース会社の顧客基盤・ノウハウと、住友商事グループが持つ多様なバリューチェーンを活かした商社系リース会社の顧客基盤・ノウハウを結集・融合して、質・量の両面で本邦ナンバーワンのリース事業確立を目指しています。

異なるビジネススタイルによって積み重ねた豊富な経験を活かして時代を先取りし、付加価値の高い"リースを超えた"サービスを提供して多様化するお客さまのニーズにお応えします。そして、ハイクォリティなリース業務を通じて、業界のリーディングカンパニーとして社会に貢献いたします。

商　　号：三井住友ファイナンス&リース株式会社
事業内容：リース業務
設立年月日：昭和38年2月4日
本社所在地：[東京本社] 東京都港区西新橋3-9-4
[大阪本社] 大阪市中央区南船場3-10-19
代 表 者：石田　浩二
従業員数：1,504名

格付情報（平成20年6月末現在）

	長期	短期
格付投資情報センター（R&I）	A+	a-1
日本格付研究所（JCR）	AA-	J-1+

財務情報（3月期）　（単位：億円）

	平成17年*	平成18年*	平成19年*	平成20年
リース検収高	5,800 4,019	6,155 4,889	5,836 5,034	10,405
営業収益	5,891 3,561	6,197 3,751	6,300 3,799	7,084
営業利益	280 182	322 214	315 247	362

*上段は三井住友銀リース、下段は住商リースの計数を表示しています。

日本総研
The Japan Research Institute, Limited

www.jri.co.jp



日本総合研究所は、情報システム・コンサルティング・シンクタンクの3つの機能を有機的に結び付けた、付加価値の高いサービスを提供する知識エンジニアリング企業です。金融をはじめとするさまざまな分野に対応した経営革新・IT関連のコンサルティングや戦略的情報システムの企画・構築、アウトソーシングサービスの提供を行っているほか、国内外の経済調査分析・政策提言等の情報発信、新事業の創出を行うインキュベーション活動等、多岐にわたる活動を展開しています。

平成18年7月、主として三井住友フィナンシャルグループ関連企業以外のお客さまに向けたITソリューション提供力の一層の強化を図るため、日本総合研究所を会社分割し、(株)日本総研ソリューションズを設立しました。三井住友フィナンシャルグループのシステム開発・運用で培ってきた豊富なノウハウをベースに、産業・金融・公共のあらゆるフィールドのより多くのお客さまにベストなITソリューションを提供していきます。

商　　号：株式会社日本総合研究所
事業内容：システム開発・情報処理業務、コンサルティング業務、シンクタンク業務
設立年月日：平成14年11月1日
本社所在地：[東京本社] 東京都千代田区一番町16
[大阪本社] 大阪市西区新町1-5-8
代 表 者：木本　泰行
従業員数：3,005名
(含(株)日本総研ソリューションズ)

財務情報（3月期）　（単位：億円）

	平成17年	平成18年	平成19年*	平成20年*
営業収益	1,112	1,158	1,118	1,224
営業利益	63	52	61	57

*平成18年7月に分社した(株)日本総研ソリューションズの計数を含めて表示しています。

SMBCフレンド証券

www.smbc-friend.co.jp



SMBCフレンド証券は、業界トップクラスの財務基盤と高い経営効率を誇る、リテール向け事業を中核とするフルラインサービスの証券会社です。全国70ヵ所に店舗を展開し、地域に密着した独自性のあるサービスの提供に努めるとともに、平成18年9月からは三井住友フィナンシャルグループの100%出資会社となり、三井住友銀行をはじめとしたグループ各社との連携を一段と強化し、協働ビジネスを展開しています。

今後とも「リテールマーケットで日本を代表する質の高い証券会社」を目指して、お客さまのニーズに応じた質の高い商品・サービスの提供に努め、一人ひとりのお客さまとの間に強い信頼関係を築いてまいります。

商　　号：SMBCフレンド証券株式会社
事業内容：金融商品取引業務
設立年月日：昭和23年3月2日
本社所在地：東京都中央区日本橋兜町7-12
代 表 者：玉置　勝彦
従業員数：1,989名

財務情報（3月期）　（単位：億円）

	平成17年	平成18年	平成19年	平成20年
営業収益	523	685	587	605
営業利益	180	310	212	190



財務ハイライト

三井住友フィナンシャルグループ

◆連結

（金額単位　百万円）

	平成15年度	平成16年度	平成17年度	平成18年度	平成19年度
経常収益	3,552,510	3,580,796	3,705,136	3,901,259	4,623,545
経常利益（△は経常損失）	342,844	△30,293	963,554	798,610	831,160
当期純利益（△は当期純損失）	330,414	△234,201	686,841	441,351	461,536
純資産額	3,070,942	2,775,728	4,454,399	5,331,279	5,224,076
総資産額	102,215,172	99,731,858	107,010,575	100,858,309	111,955,918
リスク管理債権残高	3,297,981	2,227,445	1,243,160	1,067,386	1,092,661
貸倒引当金残高	1,422,486	1,273,560	1,035,468	889,093	894,702
有価証券の評価損益	575,612	696,339	1,373,337	1,825,168	745,420
1株当たり純資産額（円）	215,454.83	164,821.08	400,168.89	469,228.59	424,546.01
1株当たり当期純利益（△は1株当たり当期純損失）（円）	52,314.75	△44,388.07	94,733.62	57,085.83	59,298.24
潜在株式調整後1株当たり当期純利益（円）	35,865.20	—	75,642.93	51,494.17	56,657.41
自己資本比率（第一基準）（%）	11.37	9.94	12.39	11.31	10.55
自己資本利益率（ROE）（%）	31.68	—	33.15	13.07	13.23
株価収益率（PER）（倍）	14.71	—	13.72	18.74	11.06
従業員数（人）	42,014	40,683	40,681	41,428	46,429

（注）1. 有価証券の評価損益は、「その他有価証券」の時価と取得原価（又は償却原価）との差額を記載しております。なお、株式については、主として期末日前1カ月の平均時価に基づいて算出しております。詳細は27ページをご参照ください。
2. 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員を含んでおりません。
3. 平成18年度から、純資産額及び総資産額の算定に当たっては、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第5号）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号）を適用しております。
4. 平成18年度から、1株当たり純資産額は、「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）が改正されたことに伴い、「繰延ヘッジ損益」を含めて算出しております。
5. 連結自己資本比率は、平成18年度から、銀行法第52条の25の規定に基づく平成18年金融庁告示第20号に定められた算式に基づき算出しております。当社は第一基準を適用しております。なお、平成17年度以前は、銀行法第52条の25の規定に基づく平成10年大蔵省告示第62号に定められた算式に基づき算出しております。

◆単体

（金額単位　百万円）

	平成15年度	平成16年度	平成17年度	平成18年度	平成19年度
営業収益	55,515	258,866	55,482	376,479	111,637
うち関係会社受取配当金	47,332	251,735	46,432	366,680	89,693
経常利益	51,188	253,448	48,264	364,477	89,063
当期純利益	50,505	252,228	73,408	363,535	82,975
資本金	1,247,650	1,352,651	1,420,877	1,420,877	1,420,877
（発行済普通株式数）（株）	5,796,010	6,273,792	7,424,172	7,733,653	7,733,653
（発行済優先株式数）（株）	1,132,099	1,057,188	950,101	120,101	120,101
純資産額	3,172,721	3,319,615	3,935,426	2,997,898	2,968,749
総資産額	3,403,007	3,795,110	4,166,332	3,959,444	4,021,217
1株当たり純資産額（円）	232,550.74	257,487.78	330,206.27	342,382.75	339,454.71
1株当たり配当額					
（普通株式）（円）	3,000	3,000	3,000	7,000	12,000
（第一種優先株式）（円）	10,500	10,500	10,500	—	—
（第二種優先株式）（円）	28,500	28,500	28,500	—	—
（第三種優先株式）（円）	13,700	13,700	13,700	—	—
（第1回第四種優先株式）（円）	135,000	135,000	135,000	135,000	135,000
（第2回第四種優先株式）（円）	135,000	135,000	135,000	135,000	135,000
（第3回第四種優先株式）（円）	135,000	135,000	135,000	135,000	135,000
（第4回第四種優先株式）（円）	135,000	135,000	135,000	135,000	135,000
（第5回第四種優先株式）（円）	135,000	135,000	135,000	135,000	135,000
（第6回第四種優先株式）（円）	135,000	135,000	135,000	135,000	135,000
（第7回第四種優先株式）（円）	135,000	135,000	135,000	135,000	135,000
（第8回第四種優先株式）（円）	135,000	135,000	135,000	135,000	135,000
（第9回第四種優先株式）（円）	135,000	135,000	135,000	135,000	135,000
（第10回第四種優先株式）（円）	135,000	135,000	135,000	135,000	135,000
（第11回第四種優先株式）（円）	135,000	135,000	135,000	135,000	135,000
（第12回第四種優先株式）（円）	135,000	135,000	135,000	135,000	135,000
（第13回第四種優先株式）（円）	67,500	67,500	／	／	／
（第1回第六種優先株式）（円）	／	728	88,500	88,500	88,500
1株当たり当期純利益（円）	3,704.49	38,302.88	6,836.35	46,326.41	9,134.13
潜在株式調整後1株当たり当期純利益（円）	3,690.72	25,178.44	6,737.46	41,973.46	9,133.76
自己資本比率（%）	93.23	87.47	94.46	75.72	73.83
自己資本利益率（ROE）（%）	1.57	15.47	2.38	13.71	2.67
株価収益率（PER）（倍）	207.86	18.95	190.16	23.10	71.82
配当性向（%）	80.97	7.81	46.64	15.31	131.37
従業員数（人）	97	115	124	131	136

（注）1. 従業員は全員、三井住友銀行等からの出向者であります。
2. 平成18年度から、純資産額及び総資産額の算定に当たっては、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第5号）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号）を適用しております。
3. 平成18年度から、1株当たり純資産額は、「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）が改正されたことに伴い、「繰延ヘッジ損益」を含めて算出しております。

三井住友銀行

◆連結

（金額単位　百万円）

	平成15年度	平成16年度	平成17年度	平成18年度	平成19年度
経常収益	2,717,005	2,691,357	2,750,274	2,925,665	3,411,052
経常利益（△は経常損失）	282,159	△99,752	862,062	716,697	734,958
当期純利益（△は当期純損失）	301,664	△278,995	563,584	401,795	351,820
純資産額	2,722,161	2,633,912	3,598,294	5,412,458	5,080,747
総資産額	99,843,258	97,478,308	104,418,597	98,570,638	108,637,791
リスク管理債権残高	3,229,219	2,186,739	1,219,383	1,047,566	1,073,471
貸倒引当金残高	1,375,921	1,239,882	1,006,223	860,799	848,031
有価証券の評価損益	568,407	678,527	1,337,192	1,852,971	754,456
1株当たり純資産額（円）	25,928.02	23,977.62	41,444.83	67,823.69	60,442.81
1株当たり当期純利益（△は1株当たり当期純損失）（円）	5,238.85	△5,300.46	9,864.54	7,072.09	6,132.91
潜在株式調整後1株当たり当期純利益（円）	5,231.31	—	9,827.19	7,012.46	6,132.75
自己資本比率（国際統一基準）（%）	10.89	10.60	10.77	12.95	12.19
自己資本利益率（ROE）（%）	25.38	—	30.15	12.95	9.56
従業員数（人）	33,895	32,868	32,918	31,718	36,085

（注）1. 有価証券の評価損益は、「その他有価証券」の時価と取得原価（又は償却原価）との差額を記載しております。なお、株式については、主として期末日前1カ月の平均時価に基づいて算出しております。
2. 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員を含んでおりません。
3. 平成18年度から、純資産額及び総資産額の算定に当たっては、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第5号）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号）を適用しております。
4. 平成18年度から、1株当たり純資産額は、「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）が改正されたことに伴い、「繰延ヘッジ損益」を含めて算出しております。
5. 連結自己資本比率は、平成18年度から、銀行法第14条の2の規定に基づく平成18年金融庁告示第19号に定められた算式に基づき算出しております。当行は国際統一基準を適用しております。なお、平成17年度以前は、銀行法第14条の2の規定に基づく平成5年大蔵省告示第55号に定められた算式に基づき算出しております。

◆単体

（金額単位　百万円）

	平成15年度	平成16年度	平成17年度	平成18年度	平成19年度
経常収益	2,322,363	2,289,372	2,287,935	2,451,351	2,933,626
うち信託報酬	334	2,609	8,626	3,482	3,710
業務粗利益（A）	1,584,127	1,522,861	1,552,033	1,344,490	1,484,783
経費（除く臨時処理分）（B）	583,995	582,365	586,459	603,888	665,091
経費率（(B)／(A)×100）（%）	36.9	38.2	37.8	44.9	44.8
業務純益	1,000,132	1,291,972	810,593	782,330	819,691
業務純益（除く一般貸倒引当金繰入額）	1,000,132	940,495	965,573	740,601	819,691
経常利益（△は経常損失）	185,138	△71,680	720,933	573,313	510,739
当期純利益（△は当期純損失）	301,113	△136,854	519,520	315,740	205,742
純資産額	2,870,870	2,752,735	3,634,776	3,992,884	3,493,249
総資産額	94,109,074	91,129,776	97,443,428	91,537,228	100,033,020
預金残高	60,067,417	62,788,328	65,070,784	66,235,002	66,417,260
貸出金残高	50,810,144	50,067,586	51,857,559	53,756,440	56,957,813
有価証券残高	26,592,584	23,676,696	25,202,541	20,060,873	22,758,241
リスク管理債権残高	2,774,889	1,735,863	914,173	721,064	770,587
金融再生法に基づく開示債権残高	2,811,234	1,824,622	960,095	738,667	803,939
貸倒引当金残高	1,250,751	989,121	816,437	677,573	620,004
有価証券の評価損益	556,146	651,385	1,316,206	1,832,891	755,749
信託財産額	429,388	777,177	1,305,915	1,174,396	1,175,711
信託勘定貸出金残高	10,000	9,780	7,870	5,350	223,740
信託勘定有価証券残高	4,645	81,840	238,205	267,110	273,504
資本金	559,985	664,986	664,986	664,986	664,986
（発行済普通株式数）（千株）	54,811	55,212	55,212	56,355	56,355
（発行済優先株式数）（千株）	967	900	900	70	70
1株当たり純資産額（円）	28,641.10	26,129.71	42,105.57	67,124.90	58,204.22
1株当たり配当額					
（普通株式）（円）	4,177	683	5,714	763	1,487
（第一種優先株式）（円）	10,500	10,500	10,500	／	／
（第二種優先株式）（円）	28,500	28,500	28,500	／	／
（第三種優先株式）（円）	13,700	13,700	13,700	／	／
（第1回第六種優先株式）（円）	／	485	88,500	88,500	88,500
1株当たり当期純利益（△は1株当たり当期純損失）（円）	5,228.80	△2,718.23	9,066.46	5,533.69	3,540.84
潜在株式調整後1株当たり当期純利益（円）	5,221.53	—	9,050.63	5,487.21	—
配当性向（%）	79.88	—	63.02	13.89	41.99
自己資本比率（国際統一基準）（%）	11.36	11.32	11.35	13.45	12.67
自己資本利益率（ROE）（%）	22.49	—	26.57	10.13	5.64
従業員数（人）	17,546	16,338	16,050	16,407	17,886

（注）1. リスク管理債権及び金融再生法に基づく開示債権の定義については、227ページをご参照ください。
2. 有価証券の評価損益は、「その他有価証券」の時価と取得原価（又は償却原価）との差額を記載しております。なお、株式については、期末日前1カ月の平均時価に基づいて算出しております。詳細は32ページをご参照ください。
3. 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員を含んでおりません。なお、取締役を兼務しない執行役員は従業員数に含んでおりません。
4. 平成18年度から、純資産額及び総資産額の算定に当たっては、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第5号）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号）を適用しております。
5. 平成18年度から、1株当たり純資産額は、「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）が改正されたことに伴い、「繰延ヘッジ損益」を含めて算出しております。
6. 単体自己資本比率は、平成18年度から、銀行法第14条の2の規定に基づく平成18年金融庁告示第19号に定められた算式に基づき算出しております。当行は国際統一基準を適用しております。なお、平成17年度以前は、銀行法第14条の2の規定に基づく平成5年大蔵省告示第55号に定められた算式に基づき算出しております。



業績の概要と分析

連結決算の概要

平成19年度の三井住友フィナンシャルグループ連結決算の概要は以下のとおりとなりました。

I 業績

平成19年度連結決算は、連結子会社268社（国内158社・海外110社）、持分法適用会社74社（国内48社・海外26社）を対象としています。

平成19年度の連結粗利益は、前年度比2,100億円増加の2兆1,162億円となりました。これは、三井住友銀行において前年度に債券ポートフォリオのリスク削減を図るべくポジションの圧縮を進め売却損を計上した一方で、当年度は内外の金利動向を捉えたオペレーションを実施したことにより、国債等債券損益が大幅に改善したことが主な要因であります。この連結粗利益に、営業経費、不良債権処理額、株式等損益、持分法による投資損益等を加減した経常利益は、前年度比325億円増益の8,311億円となりました。またこの経常利益に、特別損益及び法人税等を加減した当期純利益は、同201億円増益の4,615億円となりました。

また、預金残高は、平成19年3月末比5,344億円増加して72兆

◆連結子会社・持分法適用会社数

（単位　社）

	平成19年3月末	平成20年3月末	増　減
連結子会社数	181	268	87
持分法適用会社数	62	74	12

◆損益の状況

（金額単位　百万円）

		平成18年度	平成19年度	増　減
連結粗利益		1,906,173	2,116,248	210,075
資金利益		1,168,592	1,210,383	41,791
信託報酬		3,508	3,752	244
役務取引等利益		609,185	611,993	2,808
特定取引利益		125,625	469,571	343,946
その他業務利益		△738	△179,453	△178,715
営業経費		△888,561	△978,896	△90,335
不良債権処理額	①	△146,186	△249,922	△103,736
貸出金償却		△81,415	△141,750	△60,335
個別貸倒引当金繰入額		△77,446	△172,570	△95,124
一般貸倒引当金繰入額		53,370	99,350	45,980
その他		△40,695	△34,952	5,743
株式等損益		44,730	△7,063	△51,793
持分法による投資損益		△104,170	△41,760	62,410
その他		△13,374	△7,444	5,930
経常利益		**798,610**	**831,160**	**32,550**
特別損益		8,180	97,795	89,615
うち減損損失		△30,548	△5,161	25,387
うち償却債権取立益	②	1,236	1,355	119
うち退職給付信託返還益		36,330	—	△36,330
うち持分変動利益		—	103,133	103,133
税金等調整前当期純利益		806,790	928,955	122,165
法人税、住民税及び事業税		△87,818	△103,900	△16,082
法人税等調整額		△218,770	△282,538	△63,768
少数株主利益		△58,850	△80,980	△22,130
当期純利益		**441,351**	**461,536**	**20,185**
与信関係費用	①+②	△144,950	△248,566	△103,616
<参考>連結業務純益（金額単位　億円）		9,242	10,229	987

（注）1. 連結粗利益＝（資金運用収益－資金調達費用）＋信託報酬＋（役務取引等収益－役務取引等費用）＋（特定取引収益－特定取引費用）＋（その他業務収益－その他業務費用）
2. 連結業務純益＝三井住友銀行業務純益（一般貸倒引当金繰入前）＋他の連結会社の経常利益（臨時要因調整後）＋持分法適用会社経常利益×持分割合－内部取引（配当等）

6,906億円となり、譲渡性預金残高は、同4,889億円増加して3兆781億円となりました。

一方、貸出金残高は、平成19年3月末比3兆4,555億円増加して62兆1,448億円、有価証券残高は、同2兆9,800億円増加して23兆5,175億円となりました。

純資産は、5兆2,240億円となりました。そのうち株主資本は、3兆953億円となりました。

◆資産・負債・純資産

（金額単位　百万円）

	平成19年3月末	平成20年3月末	増減
資産	100,858,309	111,955,918	11,097,609
うち有価証券	20,537,500	23,517,501	2,980,001
うち貸出金	58,689,322	62,144,874	3,455,552
負債	95,527,029	106,731,842	11,204,813
うち預金	72,156,224	72,690,624	534,400
うち譲渡性預金	2,589,217	3,078,149	488,932
純資産	5,331,279	5,224,076	△107,203

II 有価証券の評価損益

平成20年3月末の有価証券の評価損益は、株式の評価益が減少したこと等により、平成19年3月末比1兆502億円減少して7,621億円の評価益となりました。このうち、純資産直入の対象となる「その他有価証券（含むその他の金銭の信託）」の評価損益は、同1兆800億円減少して7,453億円の評価益となりました。

◆有価証券の評価損益

（金額単位　百万円）

	平成19年3月末			平成20年3月末			
	評価損益	評価益	評価損	評価損益	平成19年3月末比	評価益	評価損
満期保有目的	△13,065	200	△13,266	16,755	29,820	18,379	△1,623
その他有価証券	1,825,168	2,032,120	△206,952	745,420	△1,079,748	1,042,530	△297,109
株式	1,972,647	1,987,337	△14,689	936,228	△1,036,419	999,414	△63,186
債券	△157,367	1,805	△159,173	△132,892	24,475	18,645	△151,537
その他	9,888	42,977	△33,089	△57,915	△67,803	24,469	△82,385
その他の金銭の信託	322	322	—	△29	△351	—	△29
合計	1,812,424	2,032,643	△220,218	762,146	△1,050,278	1,060,909	△298,763
株式	1,972,647	1,987,337	△14,689	936,228	△1,036,419	999,414	△63,186
債券	△170,613	1,825	△172,439	△115,944	54,669	37,025	△152,969
その他	10,391	43,480	△33,089	△58,137	△68,528	24,469	△82,607

（注）1.「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権等も含めております。
2. 株式については主に期末日前1カ月の平均時価に、それ以外は期末日の時価に基づいております。
3.「その他有価証券」及び「その他の金銭の信託」については、時価評価しておりますので、上記の表上は、連結貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。

III 連結自己資本比率

平成20年3月末の連結自己資本比率は、平成19年3月末比0.76%低下して10.55%となりました。

連結自己資本比率の分子となる自己資本額は、当期純利益の計上等により利益剰余金が増加した一方で、株価下落等によりその他有価証券の評価差額の算入額が減少したこと等により、同1,871億円減少して6兆6,655億円となりました。また、分母となるリスク・アセット等は、海外での貸出増加及びリース会社合併による増加等により、同2兆5,806億円増加し、63兆1,209億円となりました。

◆連結自己資本比率（第一基準）の状況

（金額単位　百万円）

	平成19年3月末	平成20年3月末	増減
Tier 1（基本的項目）	3,903,257	4,381,464	478,207
Tier 2（補完的項目）（自己資本への算入額）	3,640,226	3,021,872	△618,354
控除項目	△690,759	△737,792	△47,033
自己資本額	6,852,723	6,665,543	△187,180
リスク·アセット等	60,540,346	63,120,972	2,580,626
連結自己資本比率	11.31%	10.55%	△0.76%

IV 配当政策

当社は、銀行持株会社としての公共性に鑑み、健全経営確保の観点から当社グループ全体の内部留保の充実に留意しつつ、企業価値の持続的な向上を通じて、安定的かつ継続的に利益配分の増加を図る方針であります。また、中期経営計画「LEAD THE VALUE計画」においても、株主の皆さまへの利益還元の強化を図るべく、連結当期純利益に対する配当性向を20%超とすることを目標としております。

左記方針に基づき当年度を通じての普通株式の配当につきましては、前年度比5,000円増配の1株当たり12,000円といたしました。また、各種優先株式の配当につきましては、それぞれ所定の金額といたしました。

内部留保につきましては、企業価値の更なる向上を目指し、「成長事業領域の重点強化」と「持続的成長に向けた企業基盤の整備」の2点を基軸とした戦略的施策に投入してまいります。

V 繰延税金資産

繰延税金資産の計上は、財務の健全性の確保の観点から前期に引き続き保守的に行っておりますが、繰延税金負債と相殺後の純額で、平成19年3月末比972億円増加して9,334億円となりました。これは、株式相場の下落に伴いその他有価証券の評価益が減少し、繰延税金負債が減少したことが主な要因であります。

◆繰延税金資産の状況

（金額単位　百万円）

	平成19年3月末	平成20年3月末	増減
繰延税金資産純額	836,270	933,481	97,211
繰延税金資産純額／Tier 1比率	21.4%	21.3%	△0.1%

単体決算の概要

平成19年度の三井住友銀行単体決算の概要は以下のとおりとなりました。

I 業績

平成19年度は、業務粗利益が前期比1,402億円増加の1兆4,847億円、経費(除く臨時処理分)が同612億円増加の6,650億円となりました。これにより、業務純益(除く一般貸倒引当金繰入額)は、同790億円増加して8,196億円となりました。

この業務純益(除く一般貸倒引当金繰入額)に、不良債権処理額、株式等損益などの臨時的な損益を加えた後の経常利益は、同625億円減益の5,107億円となりました。

これに、特別損益、法人税等の税金を加減した当期純利益は、同1,099億円減益の2,057億円となりました。

II 損益の状況

業務粗利益

業務粗利益は、前期比1,402億円増加して1兆4,847億円となりました。これは、前期において債券ポートフォリオのリスク削減を図るべくポジションの圧縮を進め売却損を計上した一方で、当期は内外の金利動向を捉えたオペレーションを実施したことにより、国債等債券損益が大幅に改善したことが主な要因であります。

経費

経費(除く臨時処理分)は、前期比612億円増加して6,650億円となりました。これは、既存業務については引き続き合理化等による削減を進める一方、戦略ビジネスや海外拠点への人員拡充や、プロモーションの強化及び新商品開発等の業務推進にかかる費用が増加したこと等が主な要因であります。

業務純益

以上の結果、平成19年度の業務純益(除く一般貸倒引当金繰入額)は、前期比790億円増加して8,196億円となりました。

◆業務純益

(金額単位　百万円)

	平成18年度	平成19年度	増　減
資金利益	937,452	970,818	33,366
信託報酬	3,482	3,710	228
役務取引等利益	353,416	332,362	△21,054
特定取引利益	101,620	440,985	339,365
その他業務利益	△51,482	△263,093	△211,611
業務粗利益	1,344,490	1,484,783	140,293
(除く国債等債券損益)	(1,456,903)	(1,514,841)	(57,938)
国内業務粗利益	1,149,941	1,198,285	48,344
国際業務粗利益	194,548	286,497	91,949
経費(除く臨時処理分)	△603,888	△665,091	△61,203
人件費	△190,630	△211,681	△21,051
物件費	△378,240	△413,317	△35,077
税金	△35,017	△40,092	△5,075
業務純益(除く一般貸倒引当金繰入額)	**740,601**	**819,691**	**79,090**
(除く国債等債券損益)	(853,015)	(849,750)	(△3,265)
一般貸倒引当金繰入額	41,728	—	△41,728
業務純益	782,330	819,691	37,361

[参考]

◆業務部門別業績

(金額単位　億円)

業務純益(除く一般貸倒引当金繰入額)	個人部門	法人部門	企業金融部門	国際部門	市場営業部門	本社管理	合計
平成19年度	1,693	4,212	1,556	815	1,278	△1,357	8,197
前年度比	+78	+11	△27	+68	+938	△277	+791

(注) 1. 各部門の前年度比は金利影響・為替影響等を除いた行内管理ベースであります。
2.「本社管理」内訳:(1) 優先証券コスト・劣後調達コスト、(2) 自己資本運用益、(3) 部門間の調整　等

臨時損益（不良債権処理等）

臨時損益は、前期比999億円減少して3,089億円の損失となりました。これは、投資損失引当金繰入額が前期比大幅に減少したこと等により、その他臨時損益が同755億円改善したものの、株式相場の下落による株式等償却の計上等により、株式等損益が同1,521億円悪化の1,410億円の損失となったことが主な要因であります。

なお、臨時損益に計上された不良債権処理額1,550億円に一般貸倒引当金繰入額、貸倒引当金戻入益及び償却債権取立益を加減した与信関係費用は、同582億円増加して1,477億円となりました。

経常利益

以上の結果、経常利益は前期比625億円減益の5,107億円となりました。

特別損益

特別損益は、前期比168億円減益の32億円の損失となりました。

当期純利益

法人税、住民税及び事業税については、160億円となりました。また、税効果会計による法人税等調整額は2,856億円となりました。これらの結果、当期純利益は前期比1,099億円減益の2,057億円となりました。

◆経常利益・当期純利益

（金額単位 百万円）

		平成18年度	平成19年度	増減
業務純益（除く一般貸倒引当金繰入額）		**740,601**	**819,691**	**79,090**
一般貸倒引当金繰入額	①	41,728	—	△41,728
不良債権処理額	②	△131,676	△155,011	△23,335
株式等売却益		50,204	26,718	△23,486
株式等売却損		△546	△2,311	△1,765
株式等償却		△38,559	△165,409	△126,850
株式等損益		11,098	△141,002	△152,100
その他臨時損益		△88,439	△12,937	75,502
臨時損益		△209,017	△308,952	△99,935
経常利益		**573,313**	**510,739**	**△62,574**
うち固定資産処分損益		△1,680	△5,849	△4,169
うち減損損失		△3,680	△4,700	△1,020
うち貸倒引当金戻入益	③	—	7,238	7,238
うち償却債権取立益	④	455	7	△448
うち退職給付信託返還益		36,330	—	△36,330
うち子会社整理損		△17,809	—	17,809
特別損益		13,615	△3,284	△16,899
法人税、住民税及び事業税		△16,507	△16,031	476
法人税等調整額		△254,680	△285,680	△31,000
当期純利益		**315,740**	**205,742**	**△109,998**
与信関係費用	①+②+③+④	△89,491	△147,765	△58,274
一般貸倒引当金繰入額		41,728	96,900	55,172
貸出金償却		△50,468	△121,801	△71,333
個別貸倒引当金繰入額		△44,358	△91,603	△47,245
貸出債権売却損等		△37,262	△33,209	4,053
特定海外債権引当勘定繰入額		412	1,941	1,529
償却債権取立益		455	7	△448

III 資産・負債・純資産の状況

資産

銀行単体の総資産は平成19年3月末比8兆4,957億円増加して100兆330億円となりました。これは、前期までに金利リスク量を圧縮する等ポートフォリオが改善されたことを踏まえ、当期においてコントロール可能な範囲でのリスク量の復元を行ったこと等から、有価証券が同2兆6,973億円増加したこと及び主として海外において貸出が増加したこと等により、貸出金が同3兆2,013億円増加したことが主な要因であります。

また、金融再生法に基づく不良債権残高は、平成19年3月末比652億円増加して8,039億円となりました。これは、サブプライムローン関連の引当発生、一部の債務者の業況悪化による貸出債権の劣化等によるものであります。一方、不良債権比率は1.24%と引き続き低水準を維持しております。

負債

負債は、平成19年3月末比8兆9,954億円増加して96兆5,397億円となりました。これは、資産の増加を反映して資金調達を増加させたことが主な要因であります。

純資産

純資産は、3兆4,932億円となりました。このうち株主資本は、2兆9,273億円となりました。内訳は、資本金6,649億円、資本剰余金1兆3,675億円(うちその他資本剰余金7,025億円)、利益剰余金8,948億円となっております。

また、評価・換算差額等は、5,658億円となりました。内訳は、その他有価証券評価差額金5,581億円、繰延ヘッジ損益137億円のマイナス、土地再評価差額金215億円となっております。

◆資産・負債・純資産

(金額単位　百万円)

	平成19年3月末	平成20年3月末	増　減
資産	91,537,228	100,033,020	8,495,792
うち有価証券	20,060,873	22,758,241	2,697,368
うち貸出金	53,756,440	56,957,813	3,201,373
負債	87,544,344	96,539,771	8,995,427
うち預金	66,235,002	66,417,260	182,258
うち譲渡性預金	2,574,335	2,965,574	391,239
純資産	3,992,884	3,493,249	△499,635

Ⅳ 有価証券の評価損益

平成20年3月末の有価証券の評価損益は、株式の評価益が減少したこと等により、平成19年3月末比1兆542億円減少して7,738億円の評価益となりました。このうち、純資産直入の対象となる「その他有価証券(含むその他の金銭の信託)」の評価損益は、同1兆774億円減少して7,557億円の評価益となりました。

◆有価証券の評価損益

(金額単位 百万円)

	平成19年3月末			平成20年3月末			
	評価損益	評価益	評価損	評価損益	平成19年3月末比	評価益	評価損
満期保有目的	△13,064	200	△13,265	17,075	30,139	18,373	△1,298
子会社・関連会社株式	7,958	85,505	△77,547	1,054	△6,904	14,885	△13,831
その他有価証券	1,832,891	2,028,694	△195,802	755,749	△1,077,142	1,030,778	△275,029
株式	1,978,749	1,990,476	△11,727	936,324	△1,042,425	992,665	△56,341
債券	△151,444	748	△152,193	△129,508	21,936	15,579	△145,087
その他	5,587	37,469	△31,882	△51,067	△56,654	22,533	△73,600
その他の金銭の信託	322	322	—	△29	△351	—	△29
合計	1,828,107	2,114,723	△286,615	773,849	△1,054,258	1,064,037	△290,188
株式	1,986,707	2,075,981	△89,274	937,378	△1,049,329	1,007,551	△70,172
債券	△164,690	768	△165,458	△112,432	52,258	33,952	△146,385
その他	6,090	37,972	△31,882	△51,096	△57,186	22,533	△73,630

(注) 1.「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権及び商品投資受益権も含めております。
2.株式のうち子会社・関連会社株式に該当しないものについては期末日前1カ月の平均時価に、それ以外は期末日の時価に基づいております。
3.「その他有価証券」及び「その他の金銭の信託」については、時価評価しておりますので、上記の表上は、貸借対照表価額と取得原価(又は償却原価)との差額を計上しております。

 証券化商品等への投融資等の状況（三井住友フィナンシャルグループ連結）

以下の計数は、平成20年3月末の管理会計ベースであり、引当金には正常先に対する一般貸倒引当金を含めておりません。
また、格付けに関する情報は、平成20年3月末時点におけるものであります。

Ⅰ 証券化商品等の状況

平成20年3月末の当社グループが保有する証券化商品等の残高は、償却・引当控除後で約2,700億円で、大宗は高格付けの米国政府支援機関保証債等であります。このうち、サブプライムローン関連の証券化商品等のエクスポージャーについては、平成19年度上期において、約3,500億円分を早期に売却（売却損39億円）するとともに、適切に償却・引当（償却・引当額891億円）を行いました結果（損失処理額合計930億円）、平成20年3月末時点の投融資残高は償却・引当控除後で55億円となり、今後の当社グループの財務面への影響は限定的であると考えております。

（金額単位　億円）

	平成20年3月末											
	残高（償却前）①	うち海外	うちサブプライム関連	含み損益（償却前）	償却・引当額②	うちサブプライム関連	残高（償却・引当控除後）①−②	うち海外	うちサブプライム関連	含み損益（償却後）	うちサブプライム関連	裏付資産の格付け等
住宅ローン債権を裏付資産とする証券化商品（RMBS）	2,198	2,198	—	△16	—	—	2,198	2,198	—	△16	—	
米国政府支援機関保証債等	2,198	2,198	—	△16	—	—	2,198	2,198	—	△16	—	AAA
クレジットカード債権を裏付資産とする証券化商品（Cards）	125	125	—	△6	—	—	125	125	—	△6	—	A～BBB
事業法人向けローン債権を裏付資産とする証券化商品（CLO）	243	243	—	△34	4	—	239	239	—	△30	—	
シニア部分	220	220	—	△24	—	—	220	220	—	△24	—	AAA～A
エクイティ部分	23	23	—	△10	4	—	19	19	—	△6	—	格付けなし
商業用不動産を裏付資産とする証券化商品（CMBS）	60	—	—	0	—	—	60	—	—	0	—	BBB
RMBS等の証券化商品を裏付資産とする二次証券化商品（ABS-CDO）	735	735	735	△686	686	686	49	49	49	—	—	
シニア部分	661	661	661	△612	612	612	49	49	49	—	—	投機的格付け
メザニン部分	53	53	53	△53	53	53	—	—	—	—	—	投機的格付け、格付けなし
エクイティ部分	21	21	21	△21	21	21	—	—	—	—	—	格付けなし
証券化商品　計（A）	3,361	3,301	735	△742	690	686	2,671	2,611	49	△52	—	
ウェアハウジングローン等（B）	354	354	211		289	205	65	65	6			
合計（A）＋（B）	3,715	3,655	946		979	891	2,736	2,676	55			

（注）1. 三井住友銀行が貸出債権の流動化において保有する劣後受益権（次ページの参考計数をご参照）は含めておりません。
2. シニア部分は、トランチング（優先劣後構造を設けること）の上位部分かつ証券化時の格付A以上のものであります。
3. メザニン部分は、非シニア部分かつ最劣後ではない部分であります。
4. ウェアハウジングローンは、証券化目的の特別目的会社に対し、同社が保有する証券化商品を担保に行う融資業務であります。
5. 格付けは、原則としてスタンダード＆プアーズ社とムーディーズ社のいずれか低い方を採用し、スタンダード＆プアーズ社の表記方法で表示しております。
6. ABCPの保有残高はありません。

＜参考＞三井住友銀行の貸出債権の流動化に係る劣後受益権

三井住友銀行は貸出債権の流動化において、流動化債権の一部を劣後受益権として保有しており、平成20年3月末の残高は約2,500億円であります。

流動化の対象となっている債権の大宗は優良な住宅ローン債権であり、保有する劣後受益権に対しては適切に自己査定を実施し、必要な償却・引当を行っております。なお、三井住友銀行以外の連結子会社における保有はありません。

（金額単位　億円）

	平成20年3月末			
	残高	うち海外	うちサブプライム関連	貸倒引当金
住宅ローン債権	2,455	—	—	—
事業法人向け貸付債権	79	—	—	15
合計	2,534	—	—	15

II モノライン保険会社との取引の状況

モノライン保険会社との取引については、原債権・参照債権から生じる損失をモノライン保険会社が保証するものであり、損益影響はあくまで原債権・参照債権の信用状態や価格状況をベースとした上で、モノライン保険会社の信用状態により発生するものであります。

モノライン保険会社を取引相手とするクレジットデリバティブ取引（CDS）

当社グループはクレジットデリバティブ※の仲介取引において、モノライン保険会社との間でカバー取引を行っており、平成20年3月末におけるモノライン保険会社に対する引当控除後の実質的な残存エクスポージャー※※は約300億円で、すべて高格付け先宛のものであります。また、当該クレジットデリバティブの参照債権は投資適格ランクで、サブプライムローン関連のものは含まれておりません。

当該エクスポージャーについては自己査定を行っておりますが、平成19年度においては、一部モノライン保険会社の信用状態が大幅に悪化したため、当該保険会社宛のエクスポージャーの全額に対し引当金を計上するとともに、追加損失の発生を回避する観点から、当該取引に係る損失上限額を確定させる取引（損失処理額約300億円）を実施いたしました。

※　信用リスクのヘッジを目的とするデリバティブ
※※参照債権の評価損見合いとして、取引清算時にモノライン保険会社宛に請求可能な時価評価額（与信額）

（金額単位　億円）

	平成20年3月末		平成20年3月末 参照債権残高
	与信額	貸倒引当金	
モノライン保険会社を取引相手とするCDSのエクスポージャー	311	19	5,591

（注）1. 上記計数は損失処理済分（損失処理額：約300億円）を控除しております。
2. 取引相手であるモノライン保険会社（損失処理済分を除く）はすべてAA格付以上で、大宗がAAA格付（スタンダード＆プアーズ社、ムーディーズ社）であります。

モノライン保険会社保証付の投融資等

平成20年3月末において当社グループが保有するモノライン保険会社保証付の投融資等の残高は約400億円であります。原債権は投資適格ランクのプロジェクトファイナンス、地方債等で、サブプライムローン関連のものは含まれておりません。これらの投融資等に対しては適切に自己査定を実施しております。

（金額単位　億円）

	平成20年3月末	
	残高	貸倒引当金
モノライン保険会社保証付の投融資等	417	—

（参考）上記のほか、モノライン保険会社をグループの一部に持つ保険会社への融資枠等が約160億円（実行済額0.1億円）ありますが、当該保険会社の信用状態に問題となる状況は発生しておりません。

Ⅲ レバレッジド・ローンの状況

平成20年3月末の当社グループの企業・事業買収に関するファイナンスの残高は、貸出金が約8,400億円、コミットメントライン未引出額が約1,200億円であります。

上記貸出金、コミットメントラインの取り組みにあたっては対象企業のキャッシュフローの安定性を見極めるほか、特に海外案件においては、小口分散を基本とする等、リスク低減を図っております。また、与信管理にあたっては、個別案件毎にモニタリングを実施し、必要に応じて適切に償却・引当等を行っており、国内・海外ともに良質なポートフォリオを維持しております。

（金額単位　億円）

	平成20年3月末		
	貸出金	コミットメントライン未引出額	貸倒引当金
欧州向け	3,254	110	—
日本向け	2,323	179	137
米国向け	1,954	812	13
アジア向け	896	80	5
合計	8,427	1,181	155

（注）1. 上記のうち売却予定残高は約800億円でありますが、仮に売却した場合の現時点での売却損見込は1割未満の水準であります。
2.「Ⅰ 証券化商品等の状況」の裏付資産に含まれるレバレッジド・ローンは、上記に含めておりません。

Ⅳ ABCPスポンサー業務の状況

当社グループは、顧客の資金調達のため、当該顧客の売掛債権等を原資産としたABCPの発行に関するスポンサー業務を行っております。具体的には、ABCPプログラムのスポンサーとして、顧客の資金調達を目的に設立された特別目的会社が行う債権買取や資金調達、ABCPの発行及び投資家宛販売等の業務を管理するとともに、当該特別目的会社に対する流動性補完や信用補完も行っております。

平成20年3月末の当該プログラムに係る原資産残高は約9,600億円であり、大宗が事業法人向けの債権で占める優良なポートフォリオで、サブプライムローン関連の資産は含まれておりません。また、当該プログラムに係る流動性補完・信用補完については、適切に自己査定を行っており、必要に応じて適切に償却・引当を行っております。

（金額単位　億円）

原資産別内訳	平成20年3月末				プログラムの内容	
	原資産残高	うち海外	うちサブプライム関連	引当金	流動性補完	信用補完
事業法人向け債権	8,286	1,923	—	1	あり	あり
	654	—	—	—	なし	なし
金融機関向け債権	401	401	—	—	あり	あり
消費者向け債権	251	251	—	—	あり	あり
その他	21	21	—	—	あり	あり
合計	9,613	2,596	—	1		

（注）上記海外分のプログラムに係る信用補完は、原資産残高等の10%を上限としており、国内分のプログラムに係る信用補完は、原資産残高等の100%を上限としております。
（参考）上記のほか、他社がスポンサーとなるABCPプログラムに対し、当社グループが流動性補完を行っているものがあり、当該プログラムに係る流動性補完枠は約1,100億円であります。

Ⅴ その他

当社グループは、いわゆるSIV（Structured Investment Vehicle）の発行する有価証券を保有しておりません。


リスク管理への取り組み

リスク管理の基本的な考え方

金融・経済の自由化、グローバル化、ならびにIT技術の進展等により金融機関のビジネスチャンスが拡大していく一方で、金融業務に付随するリスクはますます多様化、複雑化してきています。このような環境の中、金融持株会社経営においては、従来にもましてリスク管理、すなわちリスクの把握とそのコントロールが重要になってきています。

当社は、グループ全体のリスク管理を行うに際しての基本的事項を「リスク管理規程」として制定しています。この中で、リスク管理の基本的な考え方として、(1)当社がグループ全体として管理すべきリスクの種類を特定したうえで、「グループ全体のリスク管理の基本方針」を策定する、(2)当社は、グループ各社が当社の定める「グループ全体のリスク管理の基本方針」に則し、適切なリスク管理態勢の整備を図るよう必要な指導を行う、(3)当社は、グループ各社が適切にリスク管理を実施しているかをモニタリングする、ということを定めています。

(1) 管理すべきリスクの種類

当社は、グループ全体として管理すべきリスクの種類を①信用リスク、②市場リスク、③流動性リスク、④オペレーショナルリスク（事務リスク、システムリスク等）と分類し、更にグループ各社が各々の業務状況等に応じ、管理すべきリスクの種類を特定するよう必要な指導を行います。また、管理すべきリスクの種類は随時見直し、環境変化に応じて新たに発生したリスクを管理すべきリスクとして追加することとしています。これらのリスクを総合的に管理する観点から、グループ全体のリスク管理を統括する機能を有した「リスク統括部」を設置し、企画部とともに各リスクについて網羅的、体系的な管理を行っています。

(2) リスク管理の基本原則とリスク管理の基本方針

当社は、「グループ全体のリスク管理の基本方針」において、「連結ベースで管理する」、「計量化に基づく管理を行う」、「業務戦略との整合性を確保する」、「牽制体制を整備する」、「緊急時や重大な事態に備えた対応を行う」、「態勢の検証を行う」といった「リスク管理の基本原則」や「リスク管理のプロセス」を定めるとともに、グループ会社のリスク管理を適切に実施するための具体的な「運営方針」を定めています。

グループ各社においては、「グループ全体のリスク管理の基本方針」に基づき、定期的かつ必要に応じて随時、各リスクカテゴリーの管理の基本方針を見直し、適時、適切な方針に則って管理をしています。当社は、これをモニタリングし、必要に応じ適切に指導を行っています。

■三井住友フィナンシャルグループのリスク管理体制


三井住友フィナンシャルグループ
取締役会
グループ経営会議
担当役員
監査役
外部監査
監査部
総合的なリスク管理
信用リスク
市場リスク
流動性リスク
オペレーショナルリスク
事務リスク
システムリスク
リスク統括部
企画部
リスク統括部
総務部
IT企画部
基本方針策定
指導
モニタリング
報告
三井住友銀行
三井住友カード
三井住友ファイナンス&リース
日本総合研究所
SMBCフレンド証券
取締役会
経営会議
市場リスク会議
信用リスク会議
担当役員
統合リスク管理部担当役員
投融資企画部担当役員
監査役
外部監査
業務監査部門
総合的なリスク管理
信用リスク
市場リスク
流動性リスク
事務リスク
システムリスク
オペレーショナルリスク
その他リスク
決済に関するリスク
経営企画部
統合リスク管理部
投融資企画部
統合リスク管理部
事務統括部
情報システム企画部
総務部
各所管部

リスク管理の体制

当社では、リスク管理の重要性に鑑み、経営陣が「グループ全体のリスク管理の基本方針」の決定に積極的に関与する体制としています。具体的には、「グループ全体のリスク管理の基本方針」は、グループ経営会議で決裁のうえ、取締役会の承認を得るというプロセスをたどります。グループ経営会議、担当役員、リスク管理担当部署等は、こうして承認された「グループ全体のリスク管理の基本方針」に基づいてリスク管理を行います。

一方、傘下のグループ各社では、「グループ全体のリスク管理の基本方針」を踏まえて、リスク管理体制を構築しています。例えば、三井住友銀行では、前記①～④のリスクおよび決済に関するリスクについて、特にリスク管理担当部署を定め、リスクカテゴリーごとにその特性に応じた管理を実施するとともに、これらのリスクを総合的に管理する観点から、各業務部門から独立した「統合リスク管理部」を設置し、経営企画部とともに、各リスクを網羅的、体系的に管理することとしています。

また、リスク管理の基本方針の決定には経営陣が積極的に関与する体制としており、特に信用リスクおよび市場リスク・流動性リスクに関しては、経営会議において、経営会議役員と関連部長から構成される「信用リスク会議」、「市場リスク会議」を開催し、リスク管理に関する業務執行上の意思決定体制の強化を図っています。

リスク資本による統合リスク管理

(1) 管理の枠組み

総合的な観点から、リスクとリターンのバランスをとった管理を実現し、かつ十分な健全性を確保するために、経営管理制度の一環として「リスク資本による管理」を実施しています。これは、信用・市場・オペレーショナルの各リスクを、それぞれのリスクの特性やグループ各社の業務特性を勘案したうえで、VaR等をベースとした統一的な尺度である「リスク資本」として計測し、適切かつ効果的な方法で当社の経営体力（自己資本）の範囲で資本配分を行うものです。リスク資本による管理においては、バーゼルII第2の柱（金融機関の自己管理と監督上の検証）において勘案される信用集中リスクおよび銀行勘定の金利リスクも対象としています。また、このリスク資本による管理は、グループ各社を含めた当社連結ベースで実施しています。

なお、流動性リスクについては、資金繰り計画および資金ギャップの枠組みで管理、その他のリスクカテゴリーにおいてもそれぞれの特性に応じた管理を行っています。

(2) リスク資本極度管理

信用、市場リスクにおいては、期中にとりうるリスク資本の最大値を、業務計画に一定のストレス状況等を勘案して「リスク資本極度」として定めているほか、オペレーショナルリスクにおいてもリスク資本の割当を行い、当社グループ全体のリスク資本が自己資本の範囲内となるよう上限管理を行っています。この「リスク資本極度」は、信用、市場の各リスク

■リスクカテゴリー毎の管理の枠組み

管理の枠組み	カテゴリー		
リスク資本による管理	信用リスク		与信先の財務状況の悪化等のクレジットイベント（信用事由）に起因して、資産（オフ・バランス資産を含む）の価値が減少ないし滅失し、損失を被るリスク
リスク資本による管理	市場リスク	バンキング・トレーディングリスク	金利・為替・株式などの相場が変動することにより、金融商品の時価が変動し、損失を被るリスク
リスク資本による管理	市場リスク	政策投資株式リスク	
リスク資本による管理	市場リスク	その他　市場関連リスク	
リスク資本による管理	オペレーショナルリスク		内部プロセス・人・システムが不適切であることもしくは機能しないこと、または外生的事象が生起することから生じる損失にかかるリスク
リスク資本による管理	オペレーショナルリスク	事務リスク	役職員が正確な事務処理を怠る、あるいは事故・不正等を起こすことにより損失を被るリスク
リスク資本による管理	オペレーショナルリスク	システムリスク	コンピュータシステムの停止や誤作動、不正利用等により金融機関が損失を被るリスク
資金繰り計画/資金ギャップ	流動性リスク		運用と調達の期間のミスマッチや予期せぬ資金の流出により、決済に必要な資金調達に支障をきたしたり、通常より著しく高い金利での調達を余儀なくされるリスク
リスク特性に応じた管理	その他リスク（決済に関するリスク等）		—

カテゴリーにおいて業務別・部門別等の各種ガイドラインや、VaR・損失等の上限値に細分されます。従って、各種ガイドラインやVaR・損失等の上限値を遵守することにより、当社グループ全体の健全性確保を図るような枠組みとしています。

バーゼルⅡ(新BIS規制)への対応

銀行の健全性を確保するための国際的な取り決めであるバーゼル合意(いわゆるBIS自己資本比率規制)が、銀行業務の多様化やリスク管理技術の高度化に対応するためバーゼルⅡ(新BIS規制)へと改定され、本邦では平成19年3月末より適用されています。

バーゼルⅡにおいては、銀行の内部管理手法を活用した自己資本比率の算定が認められる一方で、リスク管理態勢の強化が求められています。また、開示情報の拡充により、リスク管理への市場規律を促しています。

当社では、従来より、各リスク管理への取り組みの中で、バーゼルⅡも念頭に置いた態勢の整備を行っています。

なお、当社の取り組みや各種計数については、「リスク管理への取り組み」や資料編の「自己資本比率に関する事項」等において、開示しています。

信用リスク

1. 信用リスク管理の基本的な考え方

(1) 信用リスクの定義

信用リスクとは、「与信先の財務状況の悪化等のクレジットイベント(信用事由)に起因して、資産(オフ・バランス資産を含む)の価値が減少ないし滅失し、損失を被るリスク」をいいます。

海外向け与信については、信用リスクに隣接するリスクとして、与信先の属する国の外貨事情や政治・経済情勢等の変化により損失を被るカントリーリスクがあります。

(2) 信用リスク管理の基本原則

当社では、グループ各社がその業務特性に応じた信用リスクを統合的に管理すること、個別与信ならびに与信ポートフォリオ全体の信用リスクを定量的および経常的に管理・把握すること等の基本原則を定め、グループ全体の信用リスクの把握・管理を適切に行うとともに、管理体制の高度化を推進しています。

信用リスクは、当社が保有する最大のリスクであり、信用リスクの管理が不十分であると、リスクの顕在化に伴う多額の損失により当社の経営に甚大な影響を及ぼしかねません。

信用リスク管理の目的は、このような事態を回避すべく、信用リスクを自己資本対比許容可能な範囲内にコントロールし、当社グループ全体の資産の健全性を維持するとともに、リスクに見合った適正な収益を確保することによって、資本効率や資産効率の高い与信ポートフォリオを構築することにあります。

(3) クレジットポリシー

三井住友銀行では、経営理念、行動規範を踏まえ与信業務の普遍的かつ基本的な理念・指針・規範等を明示した「クレジットポリシー」を制定しています。

広く役職員にこのクレジットポリシーの理解と遵守を促し、行内で徹底を図るとともに、新しい自己資本比率規制であるバーゼルⅡ(新BIS規制)等を踏まえたリスクセンシティブな信用リスク管理を追求し、より付加価値の高い金融仲介サービスの提供により、株主価値の拡大や社会的貢献を果たしていくことを目指します。

2. 信用リスク管理の体制

三井住友銀行の信用リスク管理体制としては、コーポレートスタッフ部門の投融資企画部が、クレジットポリシー、行内格付制度、与信権限規程・稟議規程の企画および管理、不良債権管理を含めた与信ポートフォリオ管理等、信用リスクの管理・運営を統括しています。信用リスク計量化(リスク資本、リスクアセット)についても、統合リスク管理部と協働して銀行全体の信用リスク量の管理を行っています。また、部内室のCPM室は、貸出債権の証券化等の市場取引を通じて与信ポートフォリオの安定化を目指すアクティブ・ポートフォリオマネジメント機能を強化して、より高度なポートフォリオ管理の実現に努めています。

コーポレートサービス部門の企業調査部は、産業・業界に関する調査や個別企業の調査等を通じ、主要与信先企業の実態把握、信用悪化懸念先の早期発見、成長企業の発掘等に努めています。また、融資管理部は、主に破綻懸念先以下に区分された問題債権を所管し、処理・再生策を立案、関連サービサーであるSMBC債権回収の活用や債権売却の実施などにより問題債権の効果的な圧縮に努めています。

業務部門においては、部門内の各審査部が中心となって営業店とともに所管与信案件の審査、所管ポートフォリオの管理等を行っています。与信権限は、格付別の金額基準をベースとした体系とし、信用リスクの程度が大きい与信先・与信案件については審査部で重点的に審査・管理を行っています。

また、各部門から独立した資産監査部が、資産内容の健

全性や格付・自己査定の正確性、信用リスク管理状況等の監査を行い、取締役会・経営会議等に監査結果の報告を行っています。

なお、機動的かつ適切なリスクコントロール、ならびに与信運営上の健全なガバナンス体制確保を目的とする協議機関として「信用リスク委員会」を設置しています。

■三井住友銀行の信用リスク管理体制


取締役会
監査役
経営会議
外部監査（監査法人）
コーポレートスタッフ部門
統合リスク管理部
・統合リスク管理の統括
・リスク計量化手法の企画・立案
投融資企画部
・信用リスク管理の統括
・与信基本方針の企画・立案
・行内格付制度の企画・運営・検証
CPM室
・アクティブ・ポートフォリオマネジメントの統括
業務監査部門
資産監査部
・自己査定、債務者格付、案件格付、償却・引当結果の監査
・信用リスク管理状況の監査
コーポレートサービス部門
企業調査部
・産業・業界動向調査
・業界主要先、大口業況注視先等の信用調査
融資管理部
・問題債権の管理（処理・再生策の立案・実施、売却）
業務部門
個人部門
法人部門
企業金融部門
国際部門
投資銀行部門
審査部門
個人審査部
個人
法人審査第一部
法人審査第二部
中堅・中小企業
企業審査部
日系大企業
国際審査部
米州審査部
欧州審査部
非日系企業
海外ストラクチャードファイナンス
ストラクチャー審査部
国内ストラクチャードファイナンス

3. 信用リスク管理の方法

(1) 信用リスク評価・信用リスク計量化

三井住友銀行では、個別与信あるいは与信ポートフォリオ全体の信用リスクを適切に管理するため、すべての与信に信用リスクが存在することを認識し、行内格付制度により与信先あるいは案件ごとの信用リスクの程度を適切に評価するとともに、信用リスクの計量化を行い、信用リスクを定量的に把握・管理しています。

①行内格付制度

行内格付制度は、ポートフォリオの特性に応じた管理区分ごとに設けています。事業法人等宛与信に付与する格付には、与信先の債務履行の確実性を示す指標である「債務者格付」と、「債務者格付」をもとに案件ごとの保証、与信期間、担保等の取引条件を勘案した与信の回収の確実性を示す指標である「案件格付」があります。「債務者格付」は、取引先の決算書等のデータを格付モデルにあてはめて判定した「財務格付」を出発点として、実態バランスシートや定性的な評価を反映して判定します。与信先が海外の場合には、各国の政治経済情勢、国際収支・対外債務負担状況等の分析に基づき国別の信用力の程度を評価した「カントリーランク」も考慮します。なお、自己査定については「債務者格付」の下位格付決定プロセスとして位置付けており、自己査定の債務者区分と格付体系は整合性を確保しています。

「債務者格付」および「案件格付」の見直しは年1回定期的に行うほか、信用状況の変動等に応じ、都度行っています。

中小企業向け融資や個人向けローン、プロジェクトファイナンス等のストラクチャードファイナンスには、それぞれの特性に応じた格付制度があります。

行内格付制度は投融資企画部が一元的に管理し、格付制度の設計・運用・監督および検証を適切に実施しています。格付制度の検証においては、予め定めた手続き（統計

的な検定を含む）に基づき、格付制度の有効性、妥当性を、主要な資産について年1回評価しています。

②信用リスク計量化

信用リスクの計量化とは、与信先におけるデフォルトの可能性の程度に加え、特定の与信先・業種等へのリスク集中状況、不動産・有価証券等の担保価格の変動等が損失額に与える影響も勘案のうえ、与信ポートフォリオあるいは個別与信の信用リスクの程度を推量することをいいます。

具体的には、まず、債務者ごと、与信案件ごとに過去のデータの蓄積（データベースの構築）を行い、格付別デフォルト確率（PD）、デフォルト時損失率（LGD）、個社間の信用力相関等のパラメータを設定します。そして、これらのパラメータに基づき、同時デフォルト発生のシナリオを1万通り作成し、損失発生シミュレーションを行うことにより最大損失額を推定しています（モンテカルロ・シミュレーション法）。この計量結果に基づきリスク資本の配分を行っています。なお、PDやLGDについては自己資本比率を算出するものと、原則、同一の推計値を使用しています。

更にポートフォリオの集中リスクの把握や景気変動に対するシミュレーション（ストレステスト）等のリスク計量も実施し、業務計画の策定から個別与信のリスク評価の基準まで幅広く業務の運営に活用しています。

(2) 個別与信管理の枠組み

①融資審査

三井住友銀行では、法人のお客さまへの融資にあたっては、まず、返済能力や成長性を見極めるため、キャッシュフロー分析などの財務分析をはじめ、業界の動向、技術開発力や商品等の競争優位性、経営管理能力など、総合的に評価を行ったうえで、貸出案件ごとの資金使途、返済計画などの妥当性を検証することにより、的確かつ厳正に与信判断するよう努めています。

また、お客さまにとって、資金使途などに応じた貸出の条件や審査の判断基準が分かりやすいものとなるように努めるとともに、融資条件が明確になるようにコビナンツの利用等を進めています。

一方で、中小企業を中心にお客さまの資金ニーズに積極的かつ迅速に対応するために、中小企業専用の信用リスク評価モデル等を活用して審査プロセスを定型化し、「ビジネスセレクトローン」等を効率的に推進する体制の整備に努めています。

個人のお客さまへの住宅ローンの融資にあたっては、長年、行内に蓄積された与信データの分析に基づき構築した審査モデルを利用して与信判断を行っています。モデルを利用して合理的な与信判断を効率的に行うことにより、お客さまへの迅速な回答とともに、貸倒リスクのコントロールや柔軟な金利設定を可能としています。

また、アパート経営等の事業を営まれる個人のお客さまの融資には、事業収入予測を踏まえたリスク評価モデルを用いて、的確な与信判断を行うとともに、事業計画見直しのアドバイスにも活用しています。

②債務者モニタリング

三井住友銀行では、融資案件の審査に加えて、「債務者モニタリン

■三井住友銀行の債務者格付体系

債務者格付	定義	自己査定債務者区分	金融再生法債権区分
1	債務履行の確実性は極めて高い水準にある。	正常先	
2	債務履行の確実性は高い水準にある。		
3	債務履行の確実性は十分にある。		
4	債務履行の確実性は認められるが、将来景気動向、業界環境等が大きく変化した場合、その影響を受ける可能性がある。		
5	債務履行の確実性は当面問題ないが、先行き十分とはいえず、景気動向、業界環境等が変化した場合、その影響を受ける可能性がある。		
6	債務履行は現在のところ問題ないが、業況、財務内容に不安な要素があり、将来債務履行に問題が発生する懸念がある。		
7	貸出条件、履行状況に問題、業況低調ないしは不安定、財務内容に問題等、今後の管理に注意を要する。	要注意先	
	うち要管理先	要管理先	要管理債権
8	現状、経営破綻の状態にはないが、経営難の状態にあり、経営改善計画等の進捗状況が芳しくなく、今後、経営破綻に陥る可能性が大きいと認められる。	破綻懸念先	危険債権
9	法的・形式的な経営破綻の事実は発生していないものの、深刻な経営難の状態にあり、再建の見通しがない状況にあると認められる等、実質的に経営破綻に陥っている。	実質破綻先	破産更生債権及びこれらに準ずる債権
10	法的・形式的な経営破綻の事実が発生している。	破綻先	

グ制度」に基づき経常的に与信先の実態把握を行い、格付・自己査定・与信方針等を見直すことで、与信実行後の問題発生の兆候をいち早くとらえ、早期の適切な対応に努めています。具体的には、与信先から新しい決算書を入手した段階で定期的に行う「決算モニタリング」と、信用状況・与信状況の変動等に応じて都度行う「経常モニタリング」を下図のプロセスにて実施しています。

(3) 与信ポートフォリオ管理の枠組み

三井住友銀行では、個別与信の管理に加え、与信ポートフォリオとしての健全性と収益性の中長期的な維持・改善を図るため、以下を基本方針とした管理を行っています。

①自己資本の範囲内での適切なリスクコントロール

自己資本対比許容可能な範囲内でリスクテイクするために、内部管理上の信用リスク資本の限度枠として「信用リスク資本極度」を設定しています。その極度の下、マーケティング部門別のガイドラインや、不動産ファイナンス、ファンド・証券化投資等の業務別ガイドラインを設定し、定期的にその遵守状況をモニタリングし、適切なリスクコントロールに努めています。

②集中リスクの抑制

与信集中リスクは、顕在化した場合に銀行の自己資本を大きく毀損させる可能性があることから、過度にリスクが集中している業種向け与信の抑制、大口与信先・グループに対する与信上限ガイドラインの設定や重点的なローンレビューの実施等を行っています。

また、国別の信用力の評価に基づき、国別の与信枠を設定しカントリーリスクの管理を実施しています。

③リスクテイクとリスクに見合ったリターンの確保

信用リスク管理手法の高度化を背景にリスクテイク型貸金にも取り組む一方で、信用リスクに見合った適正なリターンを確保することを与信業務の大原則とし、信用コスト・資本コスト・経費控除後収益の改善に取り組んでいます。

④問題債権の発生の抑制・圧縮

問題債権および今後問題が顕在化する懸念のある債権については、ローンレビュー等により対応方針・アクションプランを明確化したうえで、劣化防止・正常化支援、回収・保全強化策の実施等、早期対応に努めています。

⑤アクティブ・ポートフォリオマネジメントへの取り組み

クレジットデリバティブや貸出債権証券化等の市場を活用した取引手法により与信ポートフォリオの安定化を目指した機動的なポートフォリオコントロールに積極的に取り組んでいます。

(4) 自己査定、償却・引当、不良債権開示

①自己査定

三井住友銀行は、金融庁の金融検査マニュアルおよび日本公認会計士協会の実務指針等を踏まえた自己査定基準に基づき、厳格な自己査定を行っています。この自己査定手続きは、与信先の債務履行の確実性を示す指標である債務者格付の下位格付決定プロセスとして位置付けており、自己査定の債務者区分と格付体系を整合させています。

資産の健全性を確保し、適正な償却・引当を行うための準備作業である自己査定は、保有する資産を個別に検討し

■三井住友銀行の債務者モニタリング制度


与信先情報の整備
債務者格付・格付アウトルック・与信方針・アクションプラン・案件格付の決定フロー
「決算書の登録」「調査カードの作成・更新」
単体財務格付
連結財務格付
実態財務格付
自己査定抽出基準
非抽出
抽出
自己査定ロジック
定量判定
財務判定
与信状況
定性判定
正常先
要注意先
破綻懸念先
実質破綻先
破綻先
債務者格付の決定
格付アウトルックの判定
業績トレンド + 定性的なリスクファクター
・ポジティブ
・フラット
・ネガティブ
アクションプランの策定
再建可否
基本方針
具体的行動計画
案件格付の決定
与信方針の決定
与信方針セグメント
個社別取組方針

てその安全性・確実性を判定するものです。具体的には、各取引先の状況に応じて「正常先」「要注意先」「破綻懸念先」「実質破綻先」「破綻先」の５つの債務者区分に分け、更に各取引先の担保・保証条件等を勘案して、債権回収の危険性または価値毀損の危険性の度合いに応じてⅠ～Ⅳの区分に分類しています。また、三井住友フィナンシャルグループ全体の信用リスク管理を強化する観点から、連結対象各社においても、原則として三井住友銀行と同様に自己査定を実施しています。

債務者区分定義	
正常先	業況良好かつ財務内容に特段の問題がないと認められる債務者
要注意先	今後の管理に注意を要する債務者
破綻懸念先	今後、経営破綻に陥る可能性が大きいと認められる債務者
実質破綻先	法的·形式的な経営破綻の事実は発生していないものの実質的に経営破綻に陥っている債務者
破綻先	法的·形式的な経営破綻の事実が発生している債務者

分類定義	
Ⅰ分類（非分類）	回収の危険性または価値の毀損の危険性に問題がない資産
Ⅱ分類	回収について通常の度合いを超える危険を含むと認められる債権等の資産
Ⅲ分類	最終的な回収可能性または価値について重大な懸念があり、損失の発生の可能性が高い資産
Ⅳ分類	回収不能または無価値と判定される資産

②償却·引当

償却とは、債権が回収不能となった場合、または債権が回収不能と見込まれる場合に、その債権について会計上損失処理を行うことです。償却には、回収不能額をバランスシートの資産項目から引き落とし損失処理を行う「直接償却」と回収不能見込額を資産の控除項目の貸倒引当金に計上することにより損失処理を行う「間接償却」があり、この間接償却のことを一般的に引当処理といっています。

三井住友銀行は、自己査定に基づいて決定された債務者区分ごとに償却・引当基準を定めており、その手続きの概要は以下のとおりとなっています。また、三井住友フィナンシャルグループ全体の信用リスク管理を強化する観点から、連結対象各社においても、原則として三井住友銀行と同様な償却・引当基準を採用しています。

償却·引当基準	
正常先	格付ごとに過去の倒産確率に基づき今後１年間の予想損失額を一般貸倒引当金(注１)に計上。
要注意先	貸倒リスクに応じてグループ分け*を行い、グループごとに過去の倒産確率に基づき、将来の予想損失額を一般貸倒引当金(注１)に計上。また、大口要管理先を主体としてDCF法的手法も導入。 *グループ分けは、「要管理先債権」と「その他の要注意先債権」に区分し、後者を更に財務内容や与信状況等を勘案して細分化。
破綻懸念先	個々の債務者ごとに分類されたⅢ分類(担保·保証等により回収が見込まれる部分以外)のうち必要額を算定し個別貸倒引当金(注２)を計上。なお、大口先で、かつ、合理的なキャッシュフローの見積りが可能な先を主体としてDCF法的手法も導入。
破綻先·実質破綻先	個々の債務者ごとに分類されたⅣ分類(回収不能または無価値と判定される部分)の全額を原則直接償却し、Ⅲ分類の全額について個別貸倒引当金(注２)を計上。
(注１) 一般貸倒引当金	貸金等債権を個別に特定せず、貸出債権一般に内在する回収不能リスクに対する引当を行うもの。
(注２) 個別貸倒引当金	その全部または一部につき回収の見込みがないと認められる債権(個別に評価する債権)に対する引当を行うもの。

※ディスカウント・キャッシュフロー(DCF)法的手法とは

三井住友銀行は、要管理先・破綻懸念先の大口先を主体として、ディスカウント·キャッシュフロー(割引現在価値＝DCF)法的手法を採用しています。DCF法とは、債権の元本の回収および利息の受け取りにかかるキャッシュフローを合理的に見積もることができる債権について、「当該キャッシュフローを当初の約定利率、または取得当初の実効利子率で割り引いた金額」と「債権の帳簿価額」との差額に相当する金額を貸倒引当金として計上する方法のことをいいます。このDCF法は、より個別性が高いという点において優れた手法である一方、その引当金額は、債務者の再建計画等に基づいた将来キャッシュフローの見積りのほか、割引率や倒産確率等、DCF法を採用するうえでの基礎数値に左右されることから、三井住友銀行では、その時点における最善の見積りを行うよう努めています。

③不良債権開示

不良債権とは、銀行が保有する貸出金等の債権のうち、元本または利息の回収に懸念があるものを指します。不良債権の開示にあたっては、銀行法に基づくもの(リスク管理債権)と金融機能の再生のための緊急措置に関する法律

に基づくもの(金融再生法開示債権)があり、自己査定に基づいて決定された債務者区分にしたがって開示区分が決定されます。なお、平成20年3月末の自己査定、償却・引当、不良債権開示の結果は229ページのとおりとなっています。

4．市場性信用取引のリスク管理

ファンドや証券化商品、クレジットデリバティブ等、間接的に社債や貸付債権等の資産(裏付資産)のリスクを保有する商品については、裏付資産の「信用リスク」としての特性とともに、市場で売買されることから「市場リスク」としての特性を併せ持つ取引(市場性信用取引)であると認識しています。

こうした取引に対しては、「信用リスク」について、前述の枠組みで分析・評価しリスク管理を行う一方、当該取引の「市場リスク」については、後述の「市場リスク・流動性リスク管理の体制」の中で、網羅的に管理しています。

また、それぞれのリスク特性に応じ各種ガイドラインを設定し、損失を被るリスクを適切に管理しています。

市場リスク・流動性リスク

1．市場リスク・流動性リスク管理の基本的な考え方

(1) 市場リスク・流動性リスクの定義

市場リスクとは、「金利・為替・株式などの相場が変動することにより、金融商品の時価が変動し、損失を被るリスク」をいいます。

流動性リスクとは、「運用と調達の期間のミスマッチや予期せぬ資金の流出により、決済に必要な資金調達に支障をきたしたり、通常より著しく高い金利での調達を余儀なくされるリスク」をいいます。

(2) 市場リスク・流動性リスク管理の基本原則

当社では、リスク許容量の上限を設定し定量的な管理をすること、リスク管理プロセスに透明性を確保すること、フロント・ミドル・バックの組織的な分離を行い、実効性の高い相互牽制機能を確保すること等を基本原則とし、グループ全体の市場リスク・流動性リスク管理の一層の向上に取り組んでいます。

2．市場リスク・流動性リスク管理の体制

当社が定める「グループ全体のリスク管理の基本方針」を踏まえ、三井住友銀行では、市場リスク・流動性リスク管理の基本方針、リスク枠等の重要な事項については、経営会議で決定のうえ、取締役会の承認を得る体制としています。また、市場取引を行う業務部門から独立した統合リスク管理部が市場リスク・流動性リスクを一元管理する体制を構築しています。同部は、リスク状況をモニターするとともに、定期的に経営会議および取締役会等に報告を行っています。更に、三井住友銀行では、月次でALM委員会を開催し、市場リスク・流動性リスクの枠遵守状況の報告、およびALM運営方針の審議等を行っています。

万が一の事務ミスや不正取引等を防ぐためには、取引を行う業務部門(フロントオフィス)への牽制体制の確立が重要です。三井住友銀行では、業務部門に対するチェック機能が事務部門(バックオフィス)と管理部門(ミドルオフィス)の双方から働くように配慮しています。これらのリスク管理態勢については行内の独立した業務監査部門が定例的に内部監査を実施し検証しています。

■三井住友銀行の市場リスク・流動性リスク管理体制



取締役会
経営会議
市場リスク会議
市場リスク管理
流動性リスク管理
ALM委員会
統合リスク管理部担当役員
方針
報告
監査役
外部監査
(監査法人)
業務監査部
バックオフィス
(国内および海外拠点のバックオフィス)
ミドルオフィス
(統合リスク管理部)
取引照合精査
モデル/新商品 認可・極度認可・管理 等
所管部
その他
市場関連業務
市場業務
(市場営業部門)
市場業務
(国際部門)
市場業務
(グループ会社)
フロントオフィス
フロント・ミドル・バック

3．市場リスク・流動性リスク管理の方法

(1) 市場リスク管理

市場リスクについては、自己資本等の経営体力を勘案して定める「市場リスク資本極度」の範囲内で、市場取引に関する業務運営方針等に基づき「VaR」や「損失額の上限値」を設定、管理しています。

市場リスクを要因別に見ると、為替変動リスク、金利変動リスク、株価変動リスク、オプションリスクなどに分類できます。これらのリスクカテゴリーごとに「BPV」など、各商品のリスク管理に適した指標を統合的なリスク指標であるVaRと併用してきめ細かなリスク管理を行っています。

なお、金利変動リスクは、要求払預金（当座預金や普通預金等預金者の要求によって随時払い出される預金）の満期の認識方法や、定期預金および消費者ローンの期限前解約の推定方法によって大きく異なります。三井住友銀行では、要求払預金の満期に関しては、長期間滞留すると見込まれる預金を最長5年（平均期間2.5年）の取引として認識し、管理しています。また、定期預金および消費者ローンの期限前解約に関しては、過去のデータを用いて期限前解約率を推定し、管理しています。

①VaRの状況

平成19年度のVaRの状況は以下のとおりです。三井住友銀行の内部モデル（VaRモデル）は、過去のデータに基づいた市場変動のシナリオを作成し、損益変動シミュレーションを行うことにより最大損失額を推定する手法（ヒストリカル・シミュレーション法）を採用しています。この三井住友銀行で採用している内部モデルは、定期的に監査法人の監査を受け、適正と評価されています。

②バックテスティングの状況

三井住友銀行では、モデルから算出されたVaRと損益との関係を検証する「バックテスティング」を日次で実施しています。平成19年度のトレーディングのバックテスティングの状況は以下のとおりです。グラフ上の斜めに走る線よりも点が下にある場合は、当日、VaRを上回る損失が発生したことを表しますが、平成19年度は、平成18年度に引き続き発生回数が0回であり、三井住友銀行のVaRモデル（片側信頼区間99.0％）は適正にVaRを算出しているものと考えられます。

用語解説

1. VaR（バリュー・アット・リスク）
一定の確率の下で被る可能性がある予想最大損失額です。例えば、保有期間1日、信頼区間99.0％のVaRは、1日の相場変動によって1％の確率で起こりうる最大損失額を表します。

2. BPV（ベーシス・ポイント・バリュー）
金利が1ベーシス・ポイント（0.01％）変化したときの時価評価変化額です。

3. トレーディング
市場価格の短期的な変動や市場間の格差等を利用して利益を得る市場業務です。

4. バンキング
資産（貸金・債券等）、負債（預金等）にかかる金利・期間等のコントロールを通じて利益を得る市場業務です。

■VaRの状況

（金額単位：億円）

	三井住友フィナンシャルグループ連結		三井住友銀行連結		三井住友銀行単体	
	トレーディング	バンキング	トレーディング	バンキング	トレーディング	バンキング
平成19年6月末	30	337	30	300	20	261
平成19年9月末	22	276	22	250	15	220
平成19年12月末	24	261	24	231	16	200
平成20年3月末	22	233	22	208	15	174
最大	43	593	43	554	39	511
最小	21	209	21	182	13	156
平均	28	313	28	281	20	248

（注）保有期間1日、片側信頼区間99.0％、計測期間4年間のヒストリカル・シミュレーション法により日次で算出しています。
主要連結子会社を含み、トレーディングは個別リスクを除いています。

■バックテスティングの状況(トレーディング)

三井住友フィナンシャルグループ連結


限界損益(億円)
VaR(億円)

三井住友銀行連結


限界損益(億円)
VaR(億円)

三井住友銀行単体


限界損益(億円)
VaR(億円)

③ストレステストの実施

市場はときに予想を超えた変動を起こすことがあります。このため、市場リスク管理においては、数年に一度起こるかどうかの事態を想定したシミュレーション(ストレステスト)も重要です。三井住友銀行では、過去の市場変動を再現したシナリオ、過去の市場変動と無関係なシナリオ、および特定のリスクファクターに対して特定の市場変動を適用したシナリオに基づき、ストレステストを月次で行い、不測の事態に備えています。

④アウトライヤー基準

金利ショック下でのバンキングの経済価値低下額が、基本的項目(Tier 1)と補完的項目(Tier 2)の20%を超える場合、バーゼルⅡ第2の柱(金融機関の自己管理と監督上の検証)における監督上の基準である「アウトライヤー基準」に該当することになります。

平成20年3月末の経済価値低下額は、Tier 1とTier 2の6%未満であり、基準の20%を大きく下回る水準となっています。

⑤政策投資株式の管理

株価変動リスクを適切に管理・運営するため、政策投資株式に対してリスクの許容量に上限を設定し、遵守状況を管理しています。

三井住友銀行では、政策投資株式の株価変動リスクを経営体力に応じた適正規模とするため簿価圧縮を進めてきた結果、現状、株式残高はTier 1の50%程度となっています。

(2) 流動性リスク管理

三井住友銀行では、流動性リスクについても重要なリスクの一つとして認識しており、「資金ギャップに対する極度・ガイドラインの設定」、「流動性補完体制」および「コンティンジェンシープランの策定」のリスク管理の枠組みで、短期の資金繰りにおいて市場性調達に過度に依存しないように適切な管理を行っています。

■アウトライヤー基準に基づく経済価値低下額

(金額単位 億円)

	三井住友銀行連結		三井住友銀行単体	
	平成19年3月末	平成20年3月末	平成19年3月末	平成20年3月末
合計	1,658	4,074	1,513	3,985
うち円金利影響	1,197	1,542	1,125	1,497
うちドル金利影響	336	1,961	281	1,939
うちユーロ金利影響	34	367	29	366
Tier 1 + Tier 2比	2.1%	5.4%	2.1%	5.8%

(注)「経済価値低下額」は、保有期間1年、観測期間5年で計測される信頼区間99.0%の金利ショックによって計算される現在価値の低下額です。

■上場株式ポートフォリオ業種別構成比率

(平成20年3月末)


(%)
三井住友銀行のポートフォリオ
TOPIX構成銘柄
日経平均構成銘柄
水産・農林業
鉱業
建設業
食料品
繊維製品
パルプ・紙
化学
医薬品
石油・石炭製品
ゴム製品
ガラス・土石製品
鉄鋼
非鉄金属
金属製品
機械
電気機器
輸送用機器
精密機器
その他製品
電気・ガス業
陸運業
海運業
空運業
倉庫・運輸関連業
情報・通信業
卸売業
小売業
銀行業
証券・商品先物取引業
保険業
その他金融業
不動産業
サービス業

日々のリスク管理では、資金ギャップ極度・ガイドラインの管理を行うことで、流動性リスクが過度に累増することを回避しているほか、緊急時に備えて資金ギャップ極度・ガイドラインの圧縮などのアクションプランを取りまとめたコンティンジェンシープランを策定しています。また、万一の市場混乱時にも取引の遂行に支障をきたさないよう、米国債などの即時売却可能な資産の保有や緊急時借り入れ枠の設定等の調達手段を確保しており、外貨流動性の管理にも万全の体制を構築しています。

オペレーショナルリスク

1. オペレーショナルリスク管理の基本的な考え方

(1) オペレーショナルリスクの定義

オペレーショナルリスクとは、「内部プロセス・人・システムが不適切であることもしくは機能しないこと、または外生的事象が生起することから生じる損失にかかるリスク」をいいます。具体的には、事務リスク、システムリスクのほか、法務リスク、人的リスク、有形資産リスクといったリスクも管理の対象としており、バーゼルⅡ(新BIS規制)で定める「①内部の不正」、「②外部からの不正」、「③労務慣行および職場の安全」、「④顧客、商品および取引慣行」、「⑤有形資産に対する損傷」、「⑥事業活動の中断およびシステム障害」、「⑦注文等の執行、送達およびプロセスの管理」の7つの損失事象の種類(イベントタイプ)を網羅するものです。

(2) オペレーショナルリスク管理の基本原則

当社および三井住友銀行では、グループ全体のオペレーショナルリスクの管理を行うに際しての基本的事項を定めた「オペレーショナルリスク管理規程」を制定したうえで、重要なリスクの認識・評価・コントロール・モニタリングのための効果的なフレームワークを整備すること、リスクの顕在化に備え事故処理態勢・緊急時態勢を整備すること等を基本原則とし、グループ全体のオペレーショナルリスク管理の向上に取り組んでいます。また、バーゼルⅡにおいて、自己資本比率規制の枠組みにオペレーショナルリスクが加えられたこと等を踏まえ、オペレーショナルリスクの計量化、およびグループ全体の管理の高度化に、継続的に取り組んでいます。

2. オペレーショナルリスク管理の体制

当社グループでは、当社が定める「グループ全体のリスク管理の基本方針」を踏まえ、オペレーショナルリスク管理の体制を整備しています。

三井住友銀行では、オペレーショナルリスク管理の基本方針等の重要な事項については、経営会議で決裁のうえ、取締役会で承認を得る体制としています。また、オペレーショナルリスク管理全般を統括する部署として総務部内にオペレーショナルリスク管理室を設置し、同室が事務リスク、システムリスク等の管理担当部署や計量化を担当する統合リスク管理部とともに、オペレーショナルリスクを総

■三井住友銀行のオペレーショナルリスク管理体制


監査役
監査
取締役会
経営会議
オペレーショナルリスク管理に関する重要事項の決裁・承認
外部監査(監査法人)
業務監査部
管理態勢、計量面の監査・調査等
指示
報告
オペレーショナルリスク委員会
オペレーショナルリスク情報の報告、リスク削減の諸施策の協議
総務部担当役員
指示
報告
統合リスク管理部
協働
総務部オペレーショナルリスク管理室
オペレーショナルリスク計量化
オペレーショナルリスクの総合的な管理・統括
報告
報告
内部損失データ
アセスメントによるリスクシナリオとリスク削減計画の策定
内部・外部損失データ、業務環境・内部統制要因のリスクシナリオへの反映
本社部門
オペレーショナルリスク計量結果の還元リスク削減指示
個人部門
法人部門
企業金融部門
市場営業部門
投資銀行部門
国際部門

合的に管理する体制をとっています。

詳細は後述しますが、概要としては、各部店で発生した内部損失データの収集および分析を行うほか、定期的に、各部店でリスク・コントロール・アセスメントを行い、その業務プロセス等から網羅的にオペレーショナルリスクを伴うシナリオを特定したうえで、各シナリオの損失の額および発生頻度の推計を行っています。また、各シナリオに対しその影響度を評価したうえで、影響度の高いシナリオについては関連各部署でリスク削減計画を策定し、オペレーショナルリスク管理室で、そのリスク削減計画の実施状況をフォローアップしています。更に、収集した内部損失データやシナリオ等を用いて、オペレーショナルリスクの計量化を行い、定量的な管理を行っています。

こうした内部損失データの発生状況、リスク・コントロール・アセスメントによるシナリオの結果、およびリスク削減状況等については、定期的にオペレーショナルリスク管理室の担当役員に報告するほか、行内の部門横断的な組織である「オペレーショナルリスク委員会」を設置し、定期的にオペレーショナルリスク情報の報告や、リスク削減策等の協議を行う等、実効性の高い体制としています。また、定期的に、これらのオペレーショナルリスクの状況を経営会議、取締役会に報告し、基本方針の見直しを行っています。更に、これらのオペレーショナルリスク管理体制については、行内の独立した業務監査部が定期的に内部監査を実施し、検証を行っています。

3. オペレーショナルリスク管理の方法

前述の定義のとおり、オペレーショナルリスクは、業務上のミスやシステム障害、災害による損失等、その範囲が広く、また、どこにでも発生する可能性があるリスクであるため、その管理にあたっては、重要なオペレーショナルリスクを見落としていないかを監視し、全体の状況がどうなっているのかを俯瞰的に見てチェックし、管理していくことが必要です。このためには、オペレーショナルリスクとしての共通の枠組みによって計量化し、業務における潜在的なオペレーショナルリスクの所在やその増減を網羅的に把握し、管理できることが必要となり、また、内部管理上は、リスク削減策を実施することでオペレーショナルリスクが数値的にも削減されるような、計量化手法である必要もあります。

当社および三井住友銀行では、バーゼルⅡで定める3つのオペレーショナルリスクの計量化手法のうち、これらの要件を充足する最高度の手法である、先進的計測手法の使用の承認を金融庁より取得し、オペレーショナルリスク管理に活用するほか、平成20年3月末基準の自己資本比率算出に際して、同手法により算出したオペレーショナルリスクアセットを算入しています。

先進的計測手法は、規制上、内部損失データ、外部損失データ、業務環境・内部統制要因、およびリスク・コントロール・アセスメントによるシナリオという4つのデータ（以下「4つの要素」）を各行で構築した内部計測システム（以下「計量化モデル」という）に反映することが求められており、また、先進的計測手法により算出するオペレーショナルリスク相当額（以下「所要自己資本」という）は、99.9％という非常に高い確率でその値以下となる理論上の1年間の最大損失額をカバーしていることが求められています。

当社および三井住友銀行の先進的計測手法による計量化の基本的枠組みは、以下の図のとおり、4つの要素のうち、収集した内部損失データ、およびリスク・コントロール・アセスメントによるシナリオの結果を、後述する計量化モデルに直接投入し、所要自己資本およびリスクアセット（所要自己資本を8％で除したもの）を算出しております。また、外部損失データ、業務環境および内部統制要因については、内部損失データとともに、シナリオの評価の検証に使用することで、その客観性・正確性・網羅性を高めています。

具体的な4つの要素の内容、収集・使用方法は以下のとおりですが、当社グループでは、現在、当社・三井住友銀行を含め18社に先進的計測手法を適用し、各グループ会社で、同様に4つの要素の収集・活用を行っています。

■当社および三井住友銀行のオペレーショナルリスク計量化の基本的枠組み


(1)内部損失データ
(2)外部損失データ
(3)業務環境要因
および内部統制要因
検証
(4)リスク・コントロール・アセスメントによるシナリオ
データ投入
(5)計量化モデルによる計測
(6)リスク削減への取り組み

(1) 内部損失データ

内部損失データとは、「オペレーショナルリスクが原因で当社および三井住友銀行が損失を被る事象に関する情報」のことをいいます。当社および三井住友銀行では、回収前の損失金額（閾値）が1円以上の内部損失データをすべて収集し、計量化には7年分の内部損失データを用いています。

(2) 外部損失データ

外部損失データとは、「オペレーショナルリスクが原因で当社グループ以外の金融機関等が損失を被る事象に関する情報」のことをいい、当社および当社グループ会社において発生可能性のある外部損失データを収集しています。なお、当社および三井住友銀行では、過去7年間で5千件余りの外部損失データを収集し、計量化に活用しています。

(3) 業務環境要因および内部統制要因

業務環境要因および内部統制要因とは、「オペレーショナルリスクに影響を与える要因であって、当社グループの業務の環境および内部統制の状況に関するもの」のことをいい、当社グループでは、定例的に業務に関連する法令改正、内部規程改定、新種業務・商品に関するデータを収集しています。

(4) リスク・コントロール・アセスメントによるシナリオ

リスク・コントロール・アセスメントとは、「リスクと内部統制の有効性を評価することにより、重大なオペレーショナルリスクを伴うシナリオを特定し、そのシナリオの損失の額および発生頻度などを推計する手法」のことをいい、当社および三井住友銀行グループが取り扱う主要な業務を対象としています。

リスク・コントロール・アセスメントの目的は、業務等に内在する潜在的なリスクを把握し、潜在的なリスクの発生可能性に基づきリスクを計測し、必要な対応策を検討、実施すること、また、内部損失データのみでは推計することが困難な「低頻度・高額損失（発生頻度は低いが、発生した場合の損失が高額となる損失）」が発生する頻度を推計することにあります。

定期的に実施しているリスク・コントロール・アセスメントでは、各業務プロセス等に内在するオペレーショナルリスクを「シナリオ」として認識し、シナリオ毎にリスクおよびコントロールの状況を評価し、想定される発生頻度および損失額の推計を行っています。アセスメントの具体的なプロセスは、①一次アセスメント、②オペレーショナルリスク統括部署検証、③二次アセスメントの3つのプロセスより構成されており、各プロセスを経て、シナリオ毎

■リスク・コントロール・アセスメントのフロー図（例）


①一次アセスメント
シナリオの導出
各業務プロセスに内在するリスクを類型化し、網羅的にシナリオを導出
シナリオの評価
シナリオ毎に、リスク評価およびコントロール評価を実施
②オペレーショナルリスク統括部署の検証
シナリオの損失発生頻度を推計
過去の内部損失実績を踏まえ、シナリオ毎の損失発生頻度を推計
シナリオの損失発生規模を推計
業務に応じた取扱金額等を踏まえ、シナリオ毎の損失発生規模を推計
シナリオのマグニチュード評価を実施
100年に1回の最大損失額を算出し、金額基準で5段階に分類するマグニチュード評価を実施
「低頻度・高額損失」の頻度を推計
内部損失データのみでは推計が困難な「低頻度・高額損失」の頻度を推計
③二次アセスメント
マグニチュード評価の確認
シナリオ毎のマグニチュード評価を確認
リスク削減計画の策定
マグニチュード評価の大きなシナリオを中心に、シナリオ毎のリスク削減計画を策定
シナリオ評価の確定
所要自己資本の算出
リスク削減の実施

に、「低頻度・高額損失」が発生する頻度を、4つの損失額（1億円、10億円、50億円、100億円）において推計しています。なお、当社および三井住友銀行では、連結グループ全体で、8千本余りのリスクシナリオを導出しています。

また、リスク・コントロール・アセスメントの結果を踏まえ、効果的にオペレーショナルリスクの削減を図る観点から、導出した各シナリオについて、100年に1回の最大損失額（以下「シナリオエクスポージャー」という）を算出し、当該損失額を金額基準で5段階に分類する「マグニチュード評価」を実施しています。マグニチュード評価の結果、リスクの影響度の高いシナリオについては、関連各部署でリスク削減計画を策定し、実施しています。

このようなリスク・コントロール・アセスメント手法は、①過去の内部損失実績や、取扱業務に応じた取扱金額等を踏まえ、損失発生の頻度・損失規模を推計することによる「客観性」、②リスクおよびコントロールの評価や取扱金額等を変動させることで、業務環境の変化やリスク削減策の実施状況等を、損失発生の頻度・損失規模の増減に反映させることによる適度な「感応性」等を確保している点が特長といえます。

(5) 計量化モデルによる計測

当社および三井住友銀行では、先進的計測手法を適用するグループ各社を含め、4つの要素を収集し、信頼水準99.9%、保有期間1年として予想される最大のオペレーショナルリスク損失額（以下、99.9％VaR）を算出しています。また、計量単位は、当社連結、三井住友銀行連結、三井住友銀行単体とし、規制で定める7つのイベントタイプ毎に計量を実施し、全イベントタイプの単純合算により先進的計測手法の適用先の99.9％VaRを算出しています。更に先進的計測手法の適用先以外のグループ会社のオペレーショナルリスク損失額については基礎的手法で計測し、これらを合計することで、当社および三井住友銀行グループの所要自己資本・リスクアセットを算出しています。

三井住友銀行の計量化モデルの概略は次のとおりです。まず、過去の内部損失件数から、損失頻度分布（1年間の事故件数）を生成し、次に内部損失データおよびリスク・コントロール・アセスメントによって得られる「低頻度・高額損失」の発生頻度を用いて損失規模分布（1件当たりの損失額）を生成します。

この損失頻度分布と損失規模分布から、モンテカルロ・シミュレーションにより損失件数と損失金額をさまざまなバリエーションで掛け合わせて損失分布を生成し、得られた損失分布から、99.0％VaRを算出します。

最後に、別途記述する換算係数を99.0％VaRに掛け合わせて、99.9％VaRを算出しています。

このような計量化モデルは、顕在化した内部損失データのみでなく、リスクアセスメントにより評価した潜在的リスク（シナリオ）の大きさも織り込めることで、オペレーショナルリスクの特性である低頻度・高額損失を計量化に反映できるほか、換算係数を導入することで、推計精度が低くなりがちな、99.9％VaRを直接推計する必要がなく、一方で比較的推計精度が高い99.0％VaRを使って、安定的な推計結果を得ることが可能となる点が特長となっています。



損失頻度に関する分布
発生確率（頻度）
件数／年間
損失規模に関する分布
発生確率（頻度）
1件当たりの損失金額
分布から損失件数を抽出
(例) 5件
繰り返し
(例) 100万回
年間損失額の算出
(例) 450
合計
分布から件数分の損失金額を抽出
(例)
50,100,80,150,70
損失分布
「損失頻度」×「損失規模」
発生確率（頻度）
×換算係数
99.0%
99.9%
年間損失金額

なお、上記の計量化モデルについては、事前・事後の定例検証の枠組みを導入することで、その計測精度を確保しています。

上記の計量化の枠組みにより算出した、当社連結でのイベントタイプ毎のリスクアセット割合は以下のとおりです。

■損失事象の種類（イベントタイプ）毎の当社連結リスクアセット割合（平成20年3月末基準）

損失事象の種類（イベントタイプ）	割合
①内部の不正	9％
②外部からの不正	8％
③労務慣行および職場の安全	2％
④顧客、商品および取引慣行	8％
⑤有形資産に対する損傷	12％
⑥事業活動の中断およびシステム障害	4％
⑦注文等の執行、送達およびプロセスの管理	57％

（注）先進的計測手法によるリスクアセット算出分のみ

(6) リスク削減への取り組み

当社および三井住友銀行では、先進的計測手法による計量結果を活用したリスク削減への取り組みとして、前述したマグニチュード評価に基づく影響度の高いリスクシナリオの削減を実施しています。

更にこれに加え、計量化により算出したオペレーショナルリスクアセットを三井住友銀行の各業務部門および各グループ会社に配賦し、当社グループ全体でのリスク削減に取り組んでいます。

具体的には、①期初に、各業務部門・各部門に帰属する内部損失データ、およびリスク・コントロール・アセスメントによるシナリオエクスポージャーを用いて算出したオペレーショナルリスクアセットを各業務部門・グループ各社に配賦し、②期中に、業務部門・グループ会社が、オペレーショナルリスクの発生の抑制や、リスク削減策の実施によりシナリオのリスク・コントロールの改善に努め、③半期毎に、業務部門・グループ会社毎のリスクアセット計量結果や、前期からの変動要因分析（シナリオの発生頻度・規模を含む）を還元することで、業務部門・グループ各社での計画の見直しを実施、④最終的に、期末に計画対比の実績を評価するという、一連のプロセスを通じて、当社および三井住友銀行グループ会社内でのオペレーショナルリスクへの認識を高め、オペレーショナルリスク管理の実効性を向上させるとともに、グループ全体でのオペレーショナルリスクの削減に取り組んでいます。

■当社グループでの半期毎のオペレーショナルリスク削減


目的
管理プロセス／組織対応
計画
実施
評価・見直し
リスクシナリオのマグニチュード評価
グループ全体での影響度が大きいオペレーショナルリスクの削減
リスクアセスメントの結果、影響度の高いリスクシナリオについてリスク削減策を計画
オペレーショナルリスク委員会にて決定
リスク削減策実施
リスクシナリオ所管部署にて実施
リスク削減策の実施を踏まえてシナリオを再評価。リスク削減対象シナリオを見直し、再度、リスク削減計画策定・実施
オペレーショナルリスク委員会にて決定
オペレーショナルリスクアセット計画
業務部門、グループ会社全体での自律的なオペレーショナルリスク管理
先進的計測手法により各部門・各社の計画値を算出し、計画
各部門・各社の業務計画にかかる経営会議等にて決定
内部損失の抑制や、リスクシナリオのリスク評価・コントロール評価の改善
各業務部門・各社の所管部署にて実施
部門毎・各社毎の計量結果、前期からの変動要因分析（シナリオの発生頻度・規模を含む）を各部門・各社に還元
オペレーショナルリスク統括部署から結果を還元／期末の経営会議等にて計画対比の実績を評価

4. 事務リスクの管理

事務リスクとは、「役職員が正確な事務処理を怠る、あるいは事故・不正等を起こすことにより損失を被るリスク」をいいます。

当社では、「すべての業務に事務リスクが所在する」との認識に基づき、事務リスク管理体制を整備すること、自店検査制度を整備すること、コンティンジェンシープランを策定し、事務リスク発現による損失を最小限にすること、定量的な管理を行うこと等を基本原則とし、グループ全体の事務リスク管理の高度化を推進しています。

三井住友銀行では、当社が定める「グループ全体のリスク管理の基本方針」を踏まえ、「事務管理規程」において、事務にかかる基本的指針を、「事務運営および事務処理にかかるリスクとコストを把握し、これらを適切に管理すること」「事務品質を向上させ、お客さまに対して質の高いサービスを提供すること」と定め、行内体制を整備しています。また、事務管理にかかわる基本方針の策定、重要な見直しに際しては、経営会議および取締役会の承認を得ることとしています。

更に、本規程に則り、事務リスク管理の基本的指針を「事務リスク管理規則」に定めています。本規則では、行内に「事務統括部署」「事務規程所管部署」「事務運営所管部署」「事務執行部署（主に営業部店・支店サービス部）」「内部監査所管部署」「顧客サポート部署」の6つの部署を設置し、事務リスクを適切に管理する体制をとっています。また、事務統括部署である事務統括部内に専担のグループを設置し、グループ会社も含めた管理強化に取り組んでいます。

5. システムリスクの管理

システムリスクとは、「コンピュータシステムの停止や誤作動、不正利用等により金融機関が損失を被るリスク」をいいます。

当社では、情報技術革新を踏まえ経営戦略の一環としてシステムをとらえること、セキュリティーポリシーをはじめとした各種規程や具体的な管理基準を定めシステムリスクの極小化を図ること、またコンティンジェンシープランを策定し、発現したシステムリスクに対しても損失を最小限に抑えることを基本原則とし、システムリスク管理体制を整備し、適切なリスク管理を実施しています。

三井住友銀行では具体的な管理運営方法として、金融庁「金融検査マニュアル」・（財）金融情報システムセンター（FISC）「安全対策基準」等を参考にリスク評価を実施し、リスク評価結果をもとに安全対策を強化しています。

銀行のコンピュータシステム障害によって引き起こされる社会的影響は大きく、また、最近のIT革新、ネットワークの拡充やパソコンの利用拡大等によりシステムを取り巻くリスクが多様化していること等を踏まえ、コンピュータシステムにおいては、安定的な稼働を維持するためのメンテナンス、各種システム・インフラの二重化、東西コンピュータセンターによる災害対策システムの設置等の障害発生防止策を講じております。また、お客さまのプライバシー保護や情報漏洩防止のために、重要な情報の暗号化や外部からの不正アクセスを排除する対策を実施するなど万全を期しています。更に、不測の事態に備えたコンティンジェンシープランを作成し、必要に応じ訓練を実施するなど、万が一の緊急時に備えているほか、今後も、さまざまな技術の特性や利用形態に応じた安全対策を講じていきます。

決済に関するリスク

決済に関するリスクとは、「決済が予定通りできなくなることにより損失を被るリスク」をいいます。本リスクは、信用リスク、流動性リスク、事務リスク、システムリスク等の複数のリスクで構成されることから横断的に管理する必要があります。

三井住友銀行では事務統括部が取りまとめの部署となり、信用リスク所管部である投融資企画部、流動性リスク所管部である統合リスク管理部と共同でリスク管理態勢の整備を行っています。

企業としての社会的責任

社会全体の持続可能な発展への貢献を目指して

当社は「21世紀の新たな複合金融グループ」として、社会からの期待に応え、社会における責任を果たすことによって「最高の信頼」を獲得することを目指しています。「最高の信頼」を獲得するためには、「お客さま」「株主・投資家の皆さま」「環境・社会」「従業員」の4者に価値を提供し、その結果として社会全体の持続的な発展に貢献していくことが不可欠であり、それが当社グループの「社会における責任」、すなわち「CSR（Corporate Social Responsibility)」であると考えています。

CSRの基本方針

当社グループは、CSR活動を推進していくために、CSRの定義とCSRにおける共通理念として「ビジネス・エシックス」を定めています。

SMFGにおけるCSRの定義

事業を遂行する中で、①お客さま、②株主・市場、③社会・環境、④従業員に、より高い価値を提供することを通じて、社会全体の持続的な発展に貢献していくこと

【SMFGのCSRにおける共通理念＝「ビジネス・エシックス」】

Ⅰ. お客さま本位の徹底

私たちは、お客さまに支持される企業集団を目指します。
そのために、常にお客さまのニーズに合致するサービスが何かを考え、最良のサービスを提供することにより、お客さまの満足と信頼を獲得します。

Ⅱ. 健全経営の堅持

私たちは、自己責任原則に基づき、公正、透明かつ健全な経営を堅持する企業集団を目指します。
そのために、株主、お客さま、社会等のステークホルダーとの健全な関係を維持しつつ、効率性と長期的視点に立った業務運営、適時かつ正確な情報開示を通じ、持続的な成長と健全な財務体質を堅持します。

Ⅲ. 社会発展への貢献

私たちは、社会の健全な発展に貢献する企業集団を目指します。
そのために、企業の公共的使命と社会的責任を自覚し、広く内外経済・産業の安定的な発展に貢献する業務運営に努めると共に、「良き企業市民」として社会貢献に努めます。

Ⅳ. 自由闊達な企業風土

私たちは、役職員が誇りを持ちいきいきと働ける企業集団を目指します。
そのために、人間性を尊重すると共に、高い専門性を持つ人材を育成し、もって、自由闊達な企業風土を醸成します。

Ⅴ. コンプライアンス

私たちは、常にコンプライアンスを意識する企業集団を目指します。
そのために、私たちは、業務の遂行において常に、私たちのビジネス・エシックスを意識すると共に、監査や検査の指摘に対する速やかな行動を確保し、もって、法令諸規則や社会の良識に則した企業集団を確立します。

CSRへの取り組みのポイント

当社グループのCSRへの取り組みのポイントは以下のとおりです。まず、コーポレートガバナンス体制、内部監査体制、コンプライアンス体制、リスク管理体制などを整備して磐石な経営体制を構築します。

次に、4つのステークホルダーを通じてより良い価値を提供します。

・お客さまにより高い価値ある商品・サービスを提供し、お客さまとともに発展していきます。
・適切な情報開示を行うとともに、内部統制の整備を通じて、健全な経営を堅持し、株主価値の増大に努めます。
・社会貢献活動・環境活動に継続的かつ積極的に取り組み、社会への貢献、地球環境の保全などに努めていきます。
・人を尊重し、従業員がその能力を遺憾なく発揮できる企業風土を醸成していきます。

そして最後に、このような活動を通じ、究極的には社会全体の持続的な発展に貢献していきます。

■当社（当行）におけるCSRの考え方

社会全体の持続的な発展への貢献

お客さま	株主・市場	社会・環境	従業員

SMFGグループのCSRへの取り組み

より高い価値ある商品・サービス	健全な経営	社会貢献活動・環境活動	人を尊重する企業風土

磐石な経営体制
（コーポレートガバナンス、内部監査、コンプライアンス、リスク管理、情報開示等）

CSRと事業成長戦略を一体で展開

当社グループにおいて、CSRは事業成長戦略の基盤であると同時に、経営目標の達成に向けて事業成長戦略と一体で取り組んでいくものと位置付けています。

CSRをまっとうすることは、まさに「経営そのもの」であり、CSRに真剣に取り組むことが、経営目標達成への最短距離であると考えています。

CS・品質向上への取り組み

SMFGでは、グループ各社が連携をとりながらCS（お客さま満足度）・品質の向上に取り組んでいます。定期的に「グループCS委員会」を開催し、グループ各社におけるCS推進施策や、お客さまの声の分析状況などの報告、審議を行い、グループ全体でのCS向上に努めています。

三井住友銀行では、お客さまの声や視点を業務や経営の改善に活かすため、平成18年4月に「品質管理部」を設置しました。品質管理部を中心にお客さまからお寄せいただいた声を分析し、更に会長および経営会議役員をメンバーとする「CS・品質向上委員会」で協議を行うなど、CS・品質の向上に向けて積極的に取り組んでいます。

また、より多くのお客さまからご意見をいただくために店頭や郵送でアンケートを実施したり、お客さまによりご満足いただけるサービスが提供できるように社員へのCS研修や教育を実施するなど、幅広い取り組みを行っています。

お客さまの声DB

営業店を中心に、お客さまからお寄せいただいた声を「お客さまの声DB」というデータベースに入力し、行内で共有を図っています。その上で、品質管理部より営業店の対応指導を行う他、全行的な対応策を講じるために分析の上で本店各部に対して改善提案を行っています。

また、本店各部も「お客さまの声DB」を分析し、商品・サービスの改善を図るなど全行一丸となってお客さまの声を活用しています。

CS・品質向上委員会

頭取を委員長とする「CS・品質向上委員会」を定期的に開催し、お客さまからお寄せいただく声について、具体的な生の声、毎月の件数や増減といった概況に加え、分析結果や改善策についても経営陣が報告を受け、検討しています。

また「お客さま本位」の意識の更なる定着化を実現するため、具体的な事例に則してポイントをまとめた資料を作成のうえ行内で配布し、勉強会を行うなどの施策を実施し、その内容についても経営陣が報告を受け、検討しています。

更に、より幅広い観点で、お客さまの満足度の向上、商品・サービスの品質の向上を図るために、外部の有識者の方々をお招きして、アドバイスをいただいています。

■お客さまの声の活用状況


指導・対応施策実施
お客さま
お申出
ご対応
営業店等
入力
お客さまの声DB
分析
分析・管理
関連各部
品質管理部
改善提案
指示
報告
指示
報告
CS・品質向上委員会等
経営会議
指導・対応施策実施


コーポレートガバナンス

基本的な考え方

当社およびグループ各社では、「経営理念」を当社グループの経営における普遍的な考え方として定め、企業活動を行ううえでの拠り所と位置付けております。経営理念に掲げる考え方を実現するために、コーポレートガバナンスの強化・充実を経営上の最優先課題の一つと考えています。

当社の体制

当社では監査役制度を採用し、監査役は5名を選任していますが、このうち3名は社外からの選任です。監査役は、取締役会をはじめとした当社の重要な会議に出席し取締役等から営業の報告を聴取するとともに、重要な決裁書類の閲覧、内部監査部署や子会社、会計監査人からの報告聴取等を通じて、当社・子会社の業務執行状況を監視しています。

また取締役会については、取締役会の議長に取締役会長が就任し、業務全般を統括する取締役社長との役割分担を行っていることに加え、取締役会内部委員会の設置、社外取締役の選任により、その実効性を強化しています。

取締役会内部委員会には「監査委員会」「リスク管理委員会」「報酬委員会」「人事委員会」の4つの委員会を設置していますが、すべての委員会において社外取締役が委員に就任し、業務執行から離れた客観的な審議が行われる体制を構築しています。特に監査委員会と報酬委員会では、社外取締役が委員長を務めることで、ガバナンス機能の一層の強化を図っています。

なお、社外取締役には、業務執行の適法性・妥当性確保の観点から専門家(公認会計士・弁護士・経営コンサルタント経験者)を選任しています。

一方、グループ全体の業務執行および経営管理に関する最高意思決定機関としては、取締役会の下に「グループ経営会議」を設置しています。同会議は取締役社長が主宰し、取締役社長の指名する役員によって構成されます。業務執行上の重要事項等については、取締役会で決定した基本方針に基づき、グループ経営会議を構成する役員間で行った協議を踏まえて採否を決定したうえで執行しています。

また、グループ各社の業務計画に関する事項については、「グループ戦略会議」を設置し、当社およびグループ各社の経営レベルで意見交換・協議・報告を行っています。

更に、三井住友銀行については、当社の取締役9名(うち社外3名)のうち、6名(うち社外3名)が、同行の取締役を兼務することを通じて、業務執行状況の監督を行っています。また三井住友カード、三井住友ファイナンス&リース、日本総合研究所の3社については、当社の各社所管部担当役員等が非常勤取締役に就任、社外取締役として業務執行状況の監督を行っています。

更に当社では、健全な経営を堅持していくために、会社法に基づき、会社の業務の適正を確保するための体制(内部統制システム)を内部統制規程として定めるとともに、内部統制システムの整備による磐石な経営体制の構築を重要な経営課題と位置付け、取り組んでいます。

三井住友銀行の体制

三井住友銀行では、監査役制度を採用し、監査役は6名を選任していますが、このうち3名は社外からの選任です。当行は、「業務執行機能」と「監督機能」を分離して経営の透明性と健全性を高める観点から執行役員制度を採用、執行役員が業務を執行し、取締役会は主としてその監督にあたる体制としています。

取締役会長は、取締役会の議長に就任し、業務全般を統括する頭取との役割分担を行うとともに、執行役員は兼務せず、主として業務執行の監督にあたっています。また、三井住友銀行でも、13名の取締役のうち社外取締役を3名選任し、監督機能の一層の強化を図っています。

業務執行を担当する執行役員は取締役会が選任しており、平成20年6月末現在、頭取をはじめ70名が執行役員として委任を受けています(うち8名は取締役を兼務)。

業務執行に関する最高意思決定機関としては、取締役会の下に「経営会議」を設置しています。経営会議は頭取が主宰し、頭取が指名する執行役員によって構成されます。業務執行上の重要事項等については、取締役会で決定した基本方針に基づき、経営会議を構成する役員間で行った協議を踏まえ採否を決定したうえで執行しています。

また、頭取は、経営会議を構成する役員の中から、本店各部を担当する役員および各業務部門を統括する役員を指名し、経営会議で決定された範囲内の事項について、各々の職務分掌に基づいて業務執行を委ねる体制としています。



内部監査体制

グループの内部監査の運営体制

当社では、取締役会に「監査委員会」を設けていることに加え、経営における内部監査の位置付けを高め、監査をより実効的なものとする観点から、グループ経営会議の一部を構成する会議として「内部監査会議」を設置しています。「内部監査会議」は四半期ごとに開催し、内部監査部署より内部監査に関する重要事項を付議・報告する体制としています。このような体制のもと、業務ラインから独立した内部監査部署として、監査部を設置しています。

監査部は、グループの最適な経営に資するため、グループの業務運営の適切性や資産の健全性の確保を図ることを目的に、当社各部に対する内部監査を実施し、コンプライアンスやリスク管理を含む内部管理態勢の適切性・有効性を検証しています。また、監査部は、グループ各社の内部監査機能を統括し、各社の内部監査実施状況について、バックデータの検証やサンプルによる実査等を取り入れたモニタリングや、必要に応じて監査を実施することで、各社の内部管理態勢の適切性・有効性を検証しています。これらの結果に基づき、監査対象拠点や関連部署並びにグループ各社に対して、提言・指導を行っています。

三井住友銀行においても、業務ラインから独立した内部監査部署として、業務監査部門に業務監査部と資産監査部を設置しています。また、当社と同様、経営会議の一部を構成する会議として「内部監査会議」を設置し、業務監査部門から内部監査に関する重要事項を付議・報告する体制としています。

業務監査部門では、本店各部、国内外の営業拠点、銀行傘下のグループ会社を対象として、コンプライアンスや各リスクの管理について監査を実施しています。本店各部に対する監査としては、個別の業務やリスク管理上の重要テーマ等にフォーカスし、銀行全体の内部管理態勢を組織横断的に検証する「項目監査」に注力しています。また、営業拠点に対しては、単なる不備の点検に止まらず、各拠点のコンプライアンスやリスク管理に係る問題点を指摘し、改善を提言する監査を行っています。

その他のグループ各社においても、各々の業態の特性に応じて、内部監査部門を設置しています。

内部監査の高度化・効率化に向けた取り組み

監査部では、内部監査に関する国際的な団体である内部監査人協会（IIA）*の基準に則った監査手法を導入し、リスクベース監査を行うとともに、これをグループ各社にも展開しています。

また、グループの内部監査機能の統括部署として、内部監査に関する内外の先進情報の収集とグループ各社への還元、外部の専門家を招聘したグループ各社に対する全体研修の実施、内部監査に関する国際的資格の取得推進など、グループの内部監査要員の専門性向上に努めています。

更に、監査の有効性を向上させるべく、IIA の基準を踏まえた内部監査の品質評価についても、グループ全体で積極的に取り組んでいます。

（*）内部監査人協会（The Institute of Internal Auditors, Inc.（IIA））
内部監査人協会（IIA）とは、内部監査人の専門性向上と職業的地位確立を目指し、1941年に米国で設立された団体です。内部監査に関する理論・実務の研究を行っているほか、内部監査の国際的資格である、「公認内部監査人（CIA）」の試験開催および認定を行っています。



<SMFG>
株主総会
監査役・監査役会
取締役会
監査役室
人事委員会
報酬委員会
リスク管理委員会
監査委員会
グループ戦略会議
グループ経営会議
内部監査会議
【監査対象】
各部
内部監査
監査部
<SMBC>
株主総会
監査役・監査役会
取締役会
監査役室
経営会議
内部監査会議
【監査対象】
本社部門／業務部門
内部監査
業務監査部門
業務監査部
資産監査部
モニタリング
監査

コンプライアンス体制

三井住友フィナンシャルグループのコンプライアンス体制

コンプライアンスに関する基本方針

三井住友フィナンシャルグループは、複合金融グループとしての公共的使命と社会的責任を果たすべく、より一層コンプライアンスの徹底に努め、もって、真に優良なグローバル企業集団の確立を目指しています。

そこで、三井住友フィナンシャルグループは、コンプライアンスについて、グループのCSRに関する共通理念である「ビジネス・エシックス」(P.52)においてこれを定め、その強化を経営の最重要課題の一つとして位置付けています。

コンプライアンス面からのグループ管理

三井住友フィナンシャルグループは、金融持株会社として、グループ全体の業務の健全かつ適切な運営を確保する観点から、グループ会社のコンプライアンス等に関して、適切な指示・指導、モニタリングが行える体制の整備に努めています。

具体的には、グループ会社との定例打合会や個別面談等を通じて、各社の自律的コンプライアンス機能の状況を管理していますが、平成20年度については、①グループ各社における実効的なモニタリングの実施、②独占禁止法遵守の徹底、③利益相反等管理体制の強化、などを重点施策と位置付け、グループ各社に対するコンプライアンス面での管理を強化しています。

モニタリングの高度化

金融商品取引法等、金融関連法令の整備が進められるなか、従来以上に、コンプライアンス確保のためのきめ細やかな対応が求められており、問題発生の予兆を早期に発見して改善に繋げるモニタリングの重要性が高まっています。

そこで、三井住友フィナンシャルグループでは、コンプライアンス・マニュアル グループ会社規則において、グループ各社におけるモニタリングの実施方法や、実施状況に対する指導・監督等に関する手続を定め、もって、モニタリングの高度化を通じたコンプライアンス強化を図っています。


持株会社(SMFG)
監査役
監査
取締役会
グループ経営会議
監査部
報告
グループ業務
管理室
指示
報告
コンプライアンス
委員会
総務部
監査・
モニタリング
監査・
モニタリング
体制整備
指導
報告
各　部
部長：コンプライアンスの責任者
コンプライアンス・オフィサー：部長の補佐
管理
報告
グループ会社
三井住友銀行・三井住友カード・三井住友ファイナンス&リース・日本総合研究所・SMBCフレンド証券

三井住友銀行のコンプライアンス体制

コンプライアンス体制強化への取り組み

コンプライアンスの確保、すなわち、法令等の社会的規範を遵守することは、企業として当然のことですが、特に、銀行においては、金融機関としての公共的使命と社会的責任に照らし、コンプライアンスの確保がより重要視されます。

三井住友銀行では、三井住友フィナンシャルグループの基本方針を踏まえ、全役職員に、「信用を重んじ、法律、規則を遵守し、高い倫理観を持ち、公正かつ誠実に行動すること」を求めるなど、コンプライアンスの徹底を経営の最重要課題の一つとして位置付けています。

コンプライアンス体制と運営

三井住友銀行では、「各部店が自己責任において事前にコンプライアンスにかかる判断を実施し、事後に独立した業務監査部門が厳正な監査を行う二元構造」を、コンプライアンス体制の基本的な枠組みとしています。

この二元構造を維持し、有効に機能させていくために、総務部と法務部の2つの部からなる「コンプライアンス部門」が、経営の指示のもと、コンプライアンス確保のための体制整備を企画・推進すると共に、各部店に対する指示・モニタリングや、各部店のコンプライアンスにかかる判断のサポートを実施しています。

具体的な三井住友銀行のコンプライアンス体制の枠組みは、下図に示す通りであり、このような枠組みを有効に機能させるべく、三井住友銀行では、次のような運営を行っています。

コンプライアンス・マニュアルの制定

役職員が行動を選択する上で、その目標・指針となるよう、60の行動原則からなるコンプライアンス・マニュアルを取締役会の決議をもって制定し、役職員に周知徹底しています。

コンプライアンス・プログラムの策定

三井住友銀行および連結対象各社におけるコンプライアンスを有効に機能させることを目的として、年度ごとに、規程の整備や研修等、コンプライアンスに関する具体的な年間計画を取締役会で策定し、体制整備を進めています。特に平成20年度は、各種モニタリングの高度化・実効性向上のための施策や、営業拠点におけるコンプライアンス・オフィサーの機能強化、金融商品取引法や保険窓販全面解禁に対応した各種施策の継続実施等、態勢整備や教育・研修、モニタリングの強化等を進めています。

コンプライアンス・オフィサー等の設置

各部店に設置しているコンプライアンス・オフィサーに加え、法人部門、個人部門などの一部の業務部門においては、業務推進ラインから独立した「コンプライアンス統括オフィサー」を配置し、営業拠点のコンプライアンス活動の指導・監督を実施しています。

コンプライアンス委員会の設置

行内の各種業務に関して、コンプライアンスの観点から広く検討・審議できるよう、行内の横断的な組織としてコンプライアンス委員会を設置しています。委員会は、コンプライアンス担当役員を委員長、関連部長を委員としていますが、その検討・審議が、公平・中立な観点から真摯に行われるよう、外部有識者にも委員として出席いただいております。

■コンプライアンス体制の基本図



取締役会・経営会議
監査役
監査
指示
報告
コンプライアンス部門
協議
コンプライアンス
委員会
（総務部〈統括部署〉、法務部）
指示・モニタリング
法的サポート
報告・相談
本店各部
部長
コンプライアンス統括オフィサー
コンプライアンス・オフィサー
指示等
報告等
営業拠点（法人営業部・支店等）
拠点長
コンプライアンス・オフィサー
監査の実施
業務監査部



環境活動

当社グループは、環境問題を重要な経営課題の一つと認識し、「グループ環境方針」に基づいて地球環境の保全と企業活動の調和に取り組んでいます。また、SMFGは国連環境計画の「環境と持続可能な発展に関する金融機関声明」に署名するとともに、政府が進める国民運動「チーム・マイナス6％」にも参加しています。



みんなで止めよう温暖化
チーム・マイナス6％

「グループ環境方針」

<基本理念>

当社グループは、「持続可能な社会」の実現を重要課題の一つであると認識し、地球環境保全と企業調和のため、継続的な取り組みを行い、社会・経済に貢献します。

<グループ環境方針>

◆ 地球環境の維持向上に貢献できる商品・情報・ソリューションの提供を通じてお客さまの環境問題への対応をご支援します。
◆ 環境に関するリスクを認識し、当社および社会全体の環境リスク低減を図ります。
◆ 省資源、省エネルギー、廃棄物の削減などの取り組みを通じ、社会的責任の履行を果たします。
◆ 環境関連法令・規則等を遵守します。
◆ 環境に関する情報を開示し、社内外との対話を通じて環境保全活動の継続的な改善を図ります。
◆ 本方針の社員への徹底と社内教育に努めます。
◆「環境経営」を積極的、かつ効果的に実践するために、各事業年度に目的・目標を設定し、それらの見直しを行い、取り組みの継続的な改善に努めます。
◆ 本方針は、当社ホームページ等で公表し、外部からの要請があれば配付を行います。

平成17年6月29日　株式会社　三井住友フィナンシャルグループ　取締役社長　北山　禎介

活動の3つの柱

当社グループでは、「環境負荷軽減」「環境リスク対応」「環境ビジネス」の3つを環境配慮行動の柱としており、グループCSR委員会を中心に、各行動についての環境目標を設定し、PDCAサイクルに従って計画的に環境活動に取り組んでいます。なお、当社および主要グループ会社では、環境マネジメントシステムの国際規格であるISO14001の認証を取得しています。

「グループCSR委員会」



<CSR委員長>
SMFG役員
<統括セクション>
SMFG企画部
<グループCSR委員会>
●メンバー
■三井住友フィナンシャルグループ
■三井住友銀行
■三井住友カード
■三井住友ファイナンス&リース
■日本総合研究所
■SMBCフレンド証券
●戦略アドバイザー
■日本総合研究所

「環境配慮行動とPDCAサイクル」



グループ環境方針
環境配慮行動の実施
環境負荷軽減
環境リスク対応
環境ビジネス
PLAN（計画）
DO（実施）
CHECK（点検）
ACT（見直し）

●グループ会社での主な取り組み

項目		三井住友銀行	三井住友カード	三井住友ファイナンス&リース	日本総合研究所	SMBCフレンド証券
環境負荷軽減	エネルギー使用量等削減	○	○	○	○	○
	グリーン購入	○	○	○	○	○
	環境教育	○	○	○	○	○
環境リスク対応	与信上の環境リスク対応	○	—	○	—	—
	リユースを目的とした売却推進	—	—	○	—	—
環境ビジネス	環境配慮事業等への資金供給、リース提供	○	—	○	—	—
	排出権ビジネス	○	—	○	○	—
	環境対策コンサルティング	—	—	—	○	—
	省エネ型ビジネスの推進（ESCO、ESP事業等）	—	—	○	○	—
	情報提供、政策施策提言	○	—	—	○	—

環境負荷軽減

当社グループは電力などのエネルギー使用量削減についても毎年度目標を設定し、積極的に取り組んでいます。エネルギー使用量の「見える化」を推進するとともに、自助努力による削減活動を実践しています。更に、三井住友銀行では、グリーン電力と排出量※の購入により本店ビルのカーボンニュートラルを実施、三井住友カードでは大阪本社を、三井住友ファイナンス&リースでは東京本社を排出量の購入によりカーボンニュートラルにしています。

※一般には、「排出権」「排出量」「排出枠」「京都クレジット」等の呼称があるが、本報告書では、京都議定書に定められた排出枠・認証された削減量等を総称して「排出量」と記載。

環境リスク対応

●土壌汚染・アスベストリスク対応

三井住友銀行では、担保不動産の土壌汚染リスクに対応するため、一定の条件を満たすものについては、土壌汚染リスクの評価を義務付けており、リスクが高いと判断された担保物件については当該リスクを評価額から控除しています。

また、アスベストリスクについても同様に、担保物件にアスベストリスクの懸念がある場合には一定条件のもと、評価額から控除、取引先にも調査実施の勧奨を行っています。なお、当行店舗自身のアスベストリスクについても調査および適切な除去工事を行っています。

●「エクエーター原則」の採択

三井住友銀行では、大規模な開発プロジェクトに対してプロジェクトファイナンスを実行するに際して、環境や社会の影響を十分検討することを社会に約束する「エクエーター原則」を採択、国際環境室において、社会環境リスク評価体制の整備を行っています。

■当行の環境社会リスク評価フローチャート


お客さま
プロジェクト情報
環境・社会条項遵守
(環境モニタリング)
営業担当部署
環境スクリーニング
環境レビュー
環境モニタリング
国際環境室
環境社会リスク評価
審査部門

環境ビジネス

当社グループは環境ビジネスを、ビジネスを追求しつつ社会、そして世界に貢献するための取り組みと位置付けています。

特に三井住友銀行では、平成17年度より部門横断的な「Eco-biz推進協議会」を定期的に開催し、地球環境の維持や改善に貢献できる先進的・効率的な商品サービスの開発に向けて、継続的な協議を行っています。

<当社の環境ビジネスの体系図>

金融仲介機能	情報発信機能
●環境関連事業の育成支援・事業創出 ●排出量ビジネス　等	●環境情報誌「SAFE」発行 ●環境セミナー開催 ●各種政策提言　等

環境関連事業の育成・支援

●SMBCエコローン

三井住友銀行では、中小企業の環境配慮対応の促進を目的として、平成19年2月に環境認証を取得した企業に対し金利を優遇する融資商品の取り扱いを始めました。

特徴：中小企業の利便性を考慮し、ISO14001といった代表的な環境認証だけでなく、NPO法人や地方自治体が独自に運営するものも含めた20以上の環境認証が対象。
取組実績：475件、300億円（平成20年3月末）


SMBC-ECOローン

●グローバルECOBIZアシスト

三井住友銀行では、平成20年3月に、環境関連分野における装置製造、設備開発に携わる中堅中小企業を対象とし、貿易取引や海外進出を金利や手数料の優遇で支援する制度を開始しました。

目的：優良な環境技術を保有する日本の中堅中小企業のグローバル化を支援し、日本の環境技術を世界に発信。
対象：水・廃棄物・新エネルギー・大気・省エネ・その他(土壌汚染対策・緑化・自然修復等)の環境関連分野における装置製造、設備開発に携わる中堅中小企業

●環境アドバイザリー事業

日本総合研究所では、環境関連の施設の運営維持管理のアウトソーシングなど、環境関連のアドバイザリー事業にも力を入れています。これまで、廃棄物処理施設などのインフラを中心に、国内初のプロジェクトを数多く手がけています。

●eco japan cup

三井住友銀行では、平成18年より、環境共生・循環型経済社会を目指した環境ビジネスプランやアイデアのコンテスト「eco japan cup」を環境省等と共同で主催しています。


エコビジネスの芽を見つけ、育てるコンテスト。
eco japan cup 2008

このコンテスト開催の趣旨の一つとして、環境ベンチャーの育成と環境技術支援があります。国内の大学と連携し、eco japan cupに応募したベンチャー企業の中からコンテストとは別に、実用性の高い技術やアイデアを選定し、三井住友銀行が大学との共同研究を取り持ったうえで、研究助成金を拠出する仕組みも用意しています。

●第5回「エコプロダクツ国際展」

エコプロダクツ国際展は、環境に配慮した製品・サービスの総合展示会で、平成21年3月の開催で第5回目を迎えます。平成20年3月にベトナム・ハノイで開催した同国際展には日本を含めた9カ国から91の企業・団体が参加しました。

平成20年6月10日、フィリピンで行われた「第5回エコプロダクツ国際展※」の開催発表記者会見に、準備委員会委員長である三井住友銀行の北山禎介会長、アジア生産性機構（APO）の竹中繁雄事務総長、アドバイザリー・コミッティ議長である元フィリピン大統領夫人のアメリタ・ラモス氏らが出席しました。



●環境ビジネス交流会

平成18年より、取引先の環境ビジネスにおける販路拡大ニーズ等に対応するため、三井住友銀行とSMBCコンサルティングとの連携による環境ビジネス交流会を開催しています。

毎回500社程度の企業に参加いただき、600件程度の商談が実施されています。

排出量関連ビジネス

当社グループでは、平成17年より、排出量の紹介等排出量に関連するビジネスを推進しています。

●排出量の小口購入スキーム

平成19年6月より排出権を信託財産とする機能を活用し、小口で排出量を共同購入するサービスを開始しています。また、信託開始日から排出量購入代金の支払いまでの期間の運用益を環境保護団体等に寄付する仕組みも選択でき、社会貢献活動への支援も可能にしています。


共同購入企業A
委託者 兼 受益者
金銭信託(€)
受益権
共同購入企業B
委託者 兼 受益者
金銭信託(€)
受益権
排出権購入契約
(ERPA)
Emission
Reduction
Purchase
Agreement
海外法人等
排出削減の
PJ主体
ERPAの
売り手
寄付
環境保護団体
環境省・経済産業省
(排出権の管理口座)
国連CDM*理事会
(排出権の管理口座)
* Clean Development Mechanism

●住宅ローンを通じたカーボンオフセット

平成20年4月より、個人のお客さまに対し「住宅ローン」を通じた地球温暖化防止（カーボンオフセット）応援キャンペーンを実施しています。これは、環境配慮型住宅を当行の住宅ローンを利用して購入し、温暖化効果ガスの削減に取り組むことを宣言したお客さまのために、当行が1世帯あたり、1トン分の排出量を購入し国に移転するというもので、お客さまと銀行が一体となったカーボンオフセットを可能にしています。


温室効果
ガス削減
SMBC

●個人向け国債「地球温暖化防止」キャンペーン

平成20年6月に、個人向け国債「地球温暖化防止応援キャンペーン」を実施しました。これは、100万円以上の個人向け国債購入顧客お1人当たり0.5トンの排出量を三井住友銀行が代わって購入し国に無償で移転することで、地球温暖化防止に貢献するスキームです。本キャンペーンにより、当行は2,000トンの排出権を取得し国への無償移転を行います。

●カーボンニュートラルリース

三井住友ファイナンス＆リースは、これまでもESCO事業者と連携した省エネ設備・機器のリース等の環境貢献型ビジネスを推進してきましたが、平成19年8月に「カーボンニュートラルリース」を創設しました。これは、リース物件に排出量を割り当てることにより当該物件の使用に伴い発生する温室効果ガスをニュートラルにする新サービスです。本サービスの展開により、環境配慮の自助努力を進める企業の活動を一層強力にサポートすることを目指しています。


三井住友ファイナンス&リース
リース物件への
排出量割当
①リース申込・
排出量算出
②割当量決定
③リース契約
顧客
④環境フレンド
リーな企業と
してアピール
可能
環境貢献
CO2削減
CSRレポート

情報発信・提言活動

●環境情報誌「SAFE」の発行



当社グループでは、取引先等への環境情報の提供を目的に、環境先進企業へのトップインタビューや法規制動向を内容とする環境情報誌「SAFE」を平成8年から隔月で発行しています。また、毎年環境情報提供を目的とした「環境セミナー」も開催しています。

http://www.smfg.co.jp/responsibility/csrinfo/safe.html

●カーボンディスクロージャープロジェクト(CDP)への署名

当社はCDPに署名しています。CDPは、気候変動問題に関心を持つ機関投資家や金融機関が連携して、環境問題に対する姿勢や取り組みに関する情報開示をグローバルに要求し、その結果を報告書として取りまとめるプロジェクトです。



社会貢献活動

社会貢献活動の基本的な考え方

当社およびグループ各社は、金融グループとしての高い公共性を認識し、本業での活動を通じて社会の発展へ貢献することが重要と考えます。一方で、日常業務を通じた社会への貢献に加え、豊かな社会を実現するための「良き企業市民」としての活動も欠かせません。当社およびグループ各社は、「良き企業市民」として社会的責任を果たすべくさまざまな社会貢献活動も行います。

社会貢献活動方針

当社およびグループ各社は、「良き企業市民」としての役割を認識し、豊かで持続可能な社会の実現を目指し社会貢献活動を行います。この社会貢献活動を積極的に行うため、企業で活動を企画·実施するとともに、社員のボランティア活動を支援します。

社会貢献活動の柱

当社およびグループ各社は、以下の4つの分野を社会貢献活動の柱としています。

福祉活動、地域·国際社会、環境活動、文化·芸術·教育

福祉活動

豊かな社会の実現に貢献するための福祉活動を行っています。

●書き損じはがき、テレホンカード、切手等の募集・寄贈

当社では、グループ会社の社員から「書き損じはがき」を募集し、通信費としてボランティア団体に寄贈しています。また、三井住友銀行では「未使用テレホンカード」、三井住友カードでは「使用済み切手」「使用済みプリペイドカード」、SMBCフレンド証券では「使用済み切手」を社内で募集し、ボランティア団体に寄贈しています。

●手話講習会の開催

三井住友銀行では、耳の不自由な方への理解を深めることや店頭でのお客さまサービスの向上を目的とし、平成9年度より毎年、手話講習会を開催しています。平成19年度は約80名の有志社員が10回の講座を受講しました。また、平成17年より、毎年耳の不自由な講師による日常生活での感じ方等に関する講演会を、手話通訳士による通訳のもとで開催しており、平成20年4月には約1,200名の社員が参加しました。

●ボランティア体験講座の開催

三井住友銀行では、社員や家族が気軽にボランティアを体験できるイベントを開催しています。平成19年度は、「盲導犬・介助犬・聴導犬のデモンストレーションなどを通して障害のある方のサポートの方法を学ぶ講座」「開発途上国の子どもたちの現状について学ぶとともに、当行店頭等で受け付けている外国コイン募金の通貨別仕分け作業を行う国際協力セミナー」「災害時等の負傷者や急病の際に、三角巾やAEDを使って応急手当する方法を学ぶ講座」などを開催しました。このほか、ボランティアに関する各種情報を社員に案内し、積極的な参加を呼びかけています。





●高齢者支援団体への寄付

SMBCフレンド証券は、平成20年3月、高齢化社会に対応する企業に投資を行うテーマ型投資信託の販売で得た収益の一部を、高齢者の生きがいと健康づくりを推進する団体に寄付しました。

地域・国際社会

地域・国際社会の発展に貢献する活動を行っています。

●三井住友銀行ボランティア基金

三井住友銀行では、有志社員約1万人（平成20年6月現在）の給与から毎月一律100円を天引きした募金をボランティア団体等に寄付しています。平成19年度に行った寄付事業は、以下のとおりです。



* カンボジアの貧困地区における旧校舎の改築・増設工事、女子児童向け職業訓練
* カンボジアでの絵本出版と先生への読み聞かせ研修会
* ラオスでの学校図書室開設と子どもの情操教育を行う文化センターの運営
* ラオスの小学生と少数民族出身者の教師養成学校への奨学金および保健衛生事業
* 中国農村部の女子児童への奨学金
* アフガニスタンで紛争や地雷により被害を受け障害を負った人たちへの理学療法事業
* ネパールでの栄養改善教育事業として保健施設や学校施設等への教材配布、技術指導等
* ミャンマーでの保健・衛生・識字教育、裁縫技術訓練などを通じた女性の生活環境改善事業
* バングラデシュにおける最貧困層等の女性を対象とした収入向上支援事業
* アフリカ・スーダンの小学校における水の衛生改善事業
* アフリカ・ブルキナファソの小学校での学校給食事業
* インドネシアにおける手術費用や小中高生への奨学金、乳幼児を対象とした保健事業
* ターミナルステージにある小児難病児とそのご家族の思い出づくりの旅行等
* 12～13歳児を対象とする国際交流プログラム
* ろう者と聴者が協同で創る人形劇団による小学校でのワークショップ等
* 日本手話で授業を行う日本初の学校設立費用の一部

このほか、緊急災害支援として以下の寄付を行いました。

・平成19年度は、能登半島地震、ソロモン諸島地震津波、新潟中越沖地震、熊本県大雨災害、ペルー大地震、米国カリフォルニア州南部での山火事、バングラデシュ・サイクロン被害

・平成20年5月に、ミャンマー・サイクロン被害、中国・四川省大地震、同年6月には岩手・宮城内陸地震

●災害義援金の受付口座の開設

三井住友銀行では、国内外での大規模災害発生時に、振込手数料無料の義援金口座を開設し、お客さまからの募金受付けを行っています。また行内、日本総合研究所でも役職員に対し募金の呼びかけを行っています。平成19年度は、能登半島地震、ソロモン諸島地震津波、新潟中越沖地震、熊本県大雨災害、ペルー大地震、バングラデシュ・サイクロン被害、平成20年5月にはミャンマー・サイクロン被害、中国・四川省大地震、同年6月には岩手・宮城内陸地震について義援金口座を開設しました。

●ボランティアスタッフYUI（ゆい）の活動

三井住友銀行では、社員自らが企画立案を行う社内ボランティア組織「YUI」の支援を行っています。ろう学校での交流会、社員から集めた日用品のチャリティー販売、高齢者の方に歌を披露していただく晴れの舞台を演出するイベントなどを継続的に開催しているほか、平成19年度は、社員から集めた絵本に翻訳シールを貼り付けラオスの子どもたちに送る活動や、手づくり手芸品のチャリティー販売などを行いました。





●SMBC地域貢献プログラム



三井住友銀行では、全国の営業拠点が自ら企画し地域社会に貢献する活動を平成19年度より推進しています。これまでに、支店周辺や野外での清掃活動、支店周辺の花や樹木の植樹、手話講習会、世界の子どもたちの絵画ロビー展などを行いました。

●ユニセフ（国際連合児童基金）等への支援

＊三井住友銀行は、ユニセフ外国コイン募金実行委員会のメンバー企業として、同募金活動の運営に協力しています。当行の国内本支店・出張所の店頭に「外国コイン募金箱」を設置して協力を呼びかけ、集まった募金をグループ会社「SMBCグリーンサービス」の協力を得て各国通貨別に仕分けし、日本ユニセフ協会に送っています。平成19年度は、当行店頭のほか空港等で受け付けた外国コイン約51万枚（約2.3トン）、外国紙幣約4万枚を通貨別に仕分けした上、外貨に混入されていた円貨約600万円分とあわせて、日本ユニセフ協会に送りました。なお、実行委員会全体では、活動を開始した平成4年からの募金総額は7億8千万円にものぼっています。

また、普通預金の税引後利息を日本ユニセフ協会に寄付していただく「ユニセフ愛の口座」を取り扱い、三井住友銀行でもお客さまと同額の寄付をしています。


unicef

店頭で外貨募金を受け付けます。



各国通貨別に仕分けして、ユニセフに送ります。

＊三井住友カードをはじめとするVJAグループ各社の会員向けポイントサービス「ワールドプレゼント」を通じて、カード会員の方からの寄付金を毎年日本ユニセフ協会へ寄付しており、同制度を開始した平成4年からの募金総額は2億円を突破しています。平成19年4月からは、日本ユネスコ協会連盟、WWFジャパン（世界自然保護基金）への寄付も行っています。また、「ユニセフVISAカード」や「赤い羽根VISAカード」など社会貢献型カードを発行し、各団体の活動資金として、カード利用額の一部を寄付・還元することで、よりよい社会づくりに貢献しています。

●中国の大学における奨学金制度・寄付講座開設

三井住友銀行は、中国において、蘇州大学や上海外国語大学等複数大学への奨学金制度、ならびに大学での寄付講座開設を平成20年度より行っています。

● SMBC GLOBAL FOUNDATION

アジア各国の大学生への奨学金支給を主な活動の一つとしている同財団は、平成6年以来、5カ国のべ5,000名以上の学生を支援し、平成18年は更にマレーシアとベトナムにもその活動を広げました。また米国やカナダにおいても教育・文化といった分野を中心とした地域貢献活動を盛んに行い、三井住友銀行の国際社会への社会貢献活動の一翼を担っています。

●三井住友銀行国際協力財団

開発途上地域の経済発展に資する人材の育成および国際交流を目的とし、平成2年の設立当初から平成19年度までに、のべ44名のアジアからの留学生に奨学金を支給しています。また、発展途上国に関する研究機関・研究者への助成を行っています。

環境活動

地球環境の保全に貢献する活動を行っています。

●SMBC環境プログラム C·C·C富良野自然塾

三井住友銀行は、脚本家の倉本聰さんが北海道の富良野で実施する環境事業を支援しています。この事業では、ボランティアの協力により、閉鎖されたゴルフ場の跡地に苗を育て元の森に回復させる活動と、五感で自然を体感する環境教育を行っています。当行では、あわせて有志社員と家族が参加する現地体験ツアーも行っています。


C C C
富良野自然塾



●地域のクリーンアップ活動



＊当社では、年に1日「SMFGクリーンアップデー」を定め、鵠沼海岸・須磨海岸でのクリーンアップイベントに参加しています。平成19年度は各グループ会社より有志社員117名が参加しました。

＊三井住友銀行では、平成16年度より毎年4月に有志社員が河川の清掃活動を実施しており、平成20年4月には約260名が兵庫県甲子園浜で活動しました。

＊三井住友ファイナンス＆リースでは、大阪本社の社員が自主的かつ継続的に御堂筋の早朝清掃を続けるなど、地域の美化に貢献しています。

＊日本総合研究所および日本総研ソリューションズは、東京・大阪の本社ビルを中心に各自治体の呼びかけに応え、事業所周辺の清掃活動を行っています。

●エコファンドの調査受託を通じた
民間自然保護団体への寄付

日本総合研究所は、環境保全に積極的な企業を選定して投資する株式投資信託・エコファンドの企業選定に関わる環境活動調査を受託しており、この調査委託に関して受領した収益の一部を民間自然保護団体に寄付しています。

文化・芸術・教育

文化・芸術・教育の発展に貢献する活動を行っています。

●チャリティーコンサート「名曲のおもちゃ箱」の開催

三井住友銀行では、平成18年度より戦争や災害などで傷ついた世界の子どもたちを支援するためのチャリティーコンサートを開催しています。行内の音楽クラブで、子どもから大人までが楽しめる多彩な音楽を演奏し、会場では募金受付や世界の子どもたちから寄せられた絵画の展示、社員の手づくり品のチャリティー販売などを行っています。平成20年4月には、昨年に続いて東京都千代田区の日本大学カザルスホールにて第3回を開催し、多くのお客さまにご来場いただきました。



●子どもイラストコンクール



三井住友銀行では、平成19年度より、小学生を対象に「なりたい職業」をテーマとしたイラストコンクールを行っています。第1回開催にあたっては約3,000作品が寄せられ、入賞者に絵画入りのオリジナル通帳を作成したほか、入選作品集を当行の全支店に配布しお客さまに閲覧いただきました。

●金融経済教育への取り組み



三井住友銀行では、書籍「銀行のひみつ」の発刊、ホームページ上で体験できる小学生向け金融教育ゲーム「わくわく！銀行たんけん隊」の運営、子ども向けお仕事体験タウン「キッザニア東京」への協賛、小学生向けの銀行見学ツアー「夏休み!こども銀行たんけん隊」の開催、東京都品川区の中学生・高校生向けの経済教育プログラム「ファイナンス・パーク」への協力、大学での金融・経済に関する講義など、金融経済教育に幅広く取り組んでいます。

●インターンシップの実施

日本総合研究所では、近年、在学中からの職場体験を通じた若年層への職業意識の啓発が重要視されていることを受け、平成11年からインターンシップを実施しています。平成18年からは日本総研ソリューションズと共同で運営しており、平成19年度では約80名のインターンを受け入れました。システムからコンサルティング、シンクタンクと多岐にわたる部門でインターンを受け入れ、幅広いテーマや内容で就業体験の機会を提供しています。



人の尊重と人材活用

当社グループでは、従業員一人ひとりが、誇りをもってモチベーション高く成長し続けられる職場づくりを目指しています。ここでは、三井住友銀行での取り組みをご紹介します。

人事制度の4つの柱

三井住友銀行では、経営が目指すべき方向性として、「お客さま」「株主・市場」「社会・環境」「従業員」という4つのステークホルダーと共に発展していくことを目指しています。この中で、人事制度につきましては、以下の4つを大きな柱として、制度を構築しています。

(1) グローバルな競争に勝ち抜く経営体質の強化を促進すること。

(2) お客さまに付加価値の高いサービスを提供できる専門性の高い人材を育成すること。

(3)「個」の重視と自己実現を通じ従業員活力を向上させること。

(4) 先進性と独創性にあふれた当行にふさわしい企業風土を創造すること。

多様性を強みとする企業風土の醸成

●多彩な人材の活躍

三井住友銀行では、性別・国籍などを問わず、さまざまな人材が活躍できる職場づくりに取り組んでいます。総合職・コンシューマーサービス職の平成20年4月新卒採用における女性比率は4割を超えており、女性管理職の人数も大幅に増加しています。平成19年4月には、欧米の投資銀行業務を強化すべく、執行役員に外国人2名を抜擢したほか、日本国内で外国籍の従業員を積極的に採用しています。

平成20年度より、人事部内に「ダイバーシティ推進室」を新設し、多様性を強みとする企業風土の醸成に向けて、取り組みをより強化しています。

●障害者雇用への取り組み

特例子会社「SMBCグリーンサービス」を設立し、障害者の雇用を推進しています。数多くの会社見学者や企業実習生を受け入れており、障害者雇用に対する貢献度の高い会社として各界から表彰されています。また、各都道府県で開催される障害者技能競技大会にも積極的にチャレンジし、過去、何人もの社員を「全国障害者技能競技大会（アビリンピック）」に送り出しています。なお、平成20年3月の障害者雇用率は2.05％であり、法定の1.8％を超える雇用率を達成しています。

●仕事と家庭生活の両立支援

平成19年度は、保育・ベビーシッター費用の一部を月額5万円まで補助する「託児補給金」、託児先送迎の通勤交通費を支給する制度を新設しました。また、平成20年6月には、看護休暇の日数を増やしたほか、短時間勤務・看護休暇・託児補給金などの利用期間を、小学校3年生までに延長するなど、従業員の声に応えて、仕事・家庭の両立支援制度を更に充実させています。約2週間の短期育児休業はすでに20名を超える男性従業員が利用しているほか、毎月開催の育児休業者を対象とした「職場復帰サポート講座」も3年目を迎え、のべ450名以上が参加しました。また、従業員の家族を対象とした「SMBCこども参観日」では、親の働く職場（デスク）を訪問するなど、家族のコミュニケーションや、職業教育・金融経済教育の機会となっています。

《より柔軟な働き方を実現する制度》

○勤務地変更制度
　隔地間転勤のない職種でも、結婚・配偶者転勤などにより居住地が変更となる場合、勤務地域の変更が可能。
○看護休暇制度
　小学校3年生までの子の看護をするための休暇制度。（子1人で年5日、2人以上で年10日）
○半日休暇制度
　学校行事やプライベートに柔軟に対応できるよう、年次休暇などを半日単位で取得することができる制度。
○退職者再雇用制度
　結婚、出産・育児、介護などのために退職する従業員を、退職後5年以内を限度に再雇用する制度。
○育児休業制度
　最長で子が2歳まで取得可能。
○短時間勤務制度
　小学校3年生までの子につき、保育所・託児所への送迎など、勤務時間に制約がある従業員のための制度。1日当たりの勤務時間を短縮するタイプと、1週あたりの勤務日数を短縮するタイプから選択が可能。
○介護休業制度
　家族の介護を行う従業員のための休業制度。

《育児の経済的負担を軽減する制度》

○託児補給金制度
小学校3年生までの子につき、延長保育やベビーシッターに要した費用を、月5万円を上限に補給する制度。
○託児先送迎の交通費支給制度
保育所などへの送迎のため、迂回経路で通勤する場合の通勤交通費を支給する制度。
○ライフサポート制度
育児などに要する従業員の経済的負担を軽減するため、福利厚生アウトソーサーを通じて、託児所・ベビーシッター等の割引サービスを提供する制度。


子供参観日の様子

専門性の高い人材の育成

●若手人材の育成

若手人材がモチベーション高く成長することを目的として、基礎教育プログラム「ライジング・ルーキー・プログラム」「SMBCリテールバンキングカレッジ」を構築し、従来は数年かけて習得していた業務知識やスキルを、OJTと集合研修を融合させることで、入行後半年間で無理なく集中的に習得できる体制としています。また、名古屋・東京・大阪に研修所を新設し、体制を強化しました。

●海外拠点での研修

海外拠点の現地採用従業員の教育にも注力しています。平成19年度、国際統括部にアジア研修室を新設し、シンガポールに研修ルームを設けました。豪亜地区の従業員に対し、業務研修・能力開発研修を軸とした各種研修を実施することで、グローバル規模での人材育成に取り組んでいます。


シンガポールで行われた研修に参加する現地スタッフ

人事制度

●公募制度の充実

従業員一人ひとりが金融のプロフェッショナルとしての専門性を高めていくためには、従業員が自らの適性・スキルを把握し、自らの意思でその実力を発揮するフィールドを選択できる仕組みが不可欠です。三井住友銀行では、こうした従業員の自律的なキャリアデザインをサポートする仕組みのひとつとして、「研修エントリー」「ジョブエントリー」「ポストエントリー」の3本柱からなる公募制度を実施しています。

このうち「ジョブエントリー」では、50以上の部署が仕事内容を紹介・アピールする社内セミナー「SMBCジョブフォーラム」を開催し、公募への関心を高めると同時に、さまざまな職務に対する理解を深め、キャリアデザインを主体的に考える機会となっています。平成19年度は、東西でのべ1,000名を超える若手・中堅が参加しました。


各部の説明を聞く参加者

●ビジネスキャリア職の新設

平成20年度より、従来の一般職を発展的に再編し、職務の拡大・役割期待の高まりに対応した「ビジネスキャリア職」を新設します。職種内には、職務・キャリアパスに応じて「コーポレートコース」「オペレーションコース」を設置するほか、管理職階層を設け、意欲ある従業員のライフスタイルやキャリア観を尊重しながら、より活躍できるフィールドを構築します。また、営業店勤務の派遣社員などのうち、約2,000名をビジネスキャリア職として正社員雇用します。

人権啓発への取り組み

三井住友銀行では、「お客さま・役職員の人間性を尊重する」「一切の差別行為を許さない」ことを行動原則に掲げ、全従業員の人権に対する意識を高めるため、以下の取り組みを行っています。

・部店長研修会の実施（年1回）、新任管理職・新入行員を対象とした研修

・部店長がリーダーとなり、人権問題を話し合う勉強会の実施（年2回）

・役職員からの人権標語を募集（年1回）

また、平成19年、「国連グローバルコンパクト」に参加し、人権・労働・環境・腐敗防止にかかる10原則に賛同を表明しています。

○「働きがいのある会社」調査でベスト25社に

平成20年1月、Great Place to Work® Institute Japanが実施した「働きがいのある会社」調査において、ベスト25社に三井住友銀行が選ばれました。

※Great Place to Work® Institute, Inc（米国）は、アメリカFortune誌が毎年掲載する「働きがいのある会社ベスト100」にデータを提供している調査機関。調査内容は、社内制度・企業文化に関する会社への調査と、社員へのアンケートで構成され、社員アンケートの結果が評価全体の2/3を占める。


BEST
COMPANIES
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JAPAN

○厚生労働省「均等·両立推進企業表彰」を受賞

厚生労働省「平成19度均等・両立推進企業表彰」の均等推進企業部門・東京労働局長優良賞を受賞しました。本表彰は、「女性の能力発揮を促進するための積極的な取り組みを推進している企業」を表彰しているもので、当行は、「幅広い部門で女性が活躍している」「仕事・家庭の両立支援制度が充実している」などの点が評価され、受賞2企業のうちの1社に選ばれました。

従業員の状況

	平成18年3月末	平成19年3月末	平成20年3月末
従業員数*1	20,322人	19,723人	20,273人
男性	13,955人	13,424人	13,457人
女性	6,367人	6,299人	6,816人
平均年齢	39歳 0カ月	39歳 0カ月	38歳 7カ月
男性	41歳 3カ月	41歳 2カ月	40歳 10カ月
女性	34歳 0カ月	34歳 5カ月	34歳 2カ月
平均勤続年数	16年 9カ月	16年 8カ月	15年 11カ月
男性	18年 4カ月	18年 2カ月	17年 5カ月
女性	13年 4カ月	13年 7カ月	12年 11カ月
障害者雇用率*2	1.99%	2.03%	2.05%

※1 銀行在籍者数。在籍出向者を含み、執行役員、嘱託、パート、派遣社員、海外の現地採用者を除く。

※2 各年3月1日現在

	平成16年4月	平成17年4月	平成18年4月	平成19年4月	平成20年4月
新卒採用女性人数*3（人）	143	208	252	380	518
新卒採用女性比率（%）	36.2	38.1	36.3	40	41.3

※3 対象は「基幹従業員＝総合職＋コンシューマーサービス職」。一般職は除く。

	平成15年度	平成16年度	平成17年度	平成18年度	平成19年度
女性管理職人数*4（人）	167	193	235	280	354
育児休業取得者数（人）	61	70	89	126	163
うち男性（人）	—	—	—	6	22
キャリア採用者数（人）	7	88	181	156	500

※4 年度末時点

（資料編）

CONTENTS

コーポレートデータ

三井住友フィナンシャルグループの概況 70
役員 71
組織図 71

三井住友銀行グループの概況 72
役員 73
組織図 74

主な連結子会社・主な関連会社の概要 76
三井住友銀行のネットワーク 79
三井住友フィナンシャルグループの業務内容 92
三井住友銀行の業務内容 92

財務データ 93

三井住友フィナンシャルグループの概況 (平成20年3月31日現在)

(□は連結子会社、○は持分法適用会社)


株式会社 三井住友フィナンシャルグループ
銀行業
主な関係会社
<国内>
□株式会社三井住友銀行
□株式会社みなと銀行(東京・大阪各証券取引所市場第一部上場)
□株式会社関西アーバン銀行(東京・大阪各証券取引所市場第一部上場)
□株式会社ジャパンネット銀行(インターネット専業銀行)
□SMBC信用保証株式会社(信用保証業務)
<海外>
□Sumitomo Mitsui Banking Corporation Europe Limited
□Manufacturers Bank
□Sumitomo Mitsui Banking Corporation of Canada
□Banco Sumitomo Mitsui Brasileiro S.A.
□PT Bank Sumitomo Mitsui Indonesia
リース業
主な関係会社
<国内>
□三井住友ファイナンス&リース株式会社
○住友三井オートサービス株式会社
<海外>
□SMBC Leasing and Finance, Inc.
その他事業
主な関係会社
<国内>
□三井住友カード株式会社(クレジットカード業務)
□さくらカード株式会社(クレジットカード業務)
□株式会社クオーク(個品割賦あっせん・総合割賦あっせん業務)
□SMBCコンサルティング株式会社(経営相談業務、会員事業)
□SMBCファイナンスサービス株式会社(融資業務、ファクタリング業務、集金代行業務)
□フィナンシャル・リンク株式会社(情報処理サービス業務、コンサルティング業務)
□SMBCフレンド証券株式会社(証券業務)
□株式会社日本総合研究所(システム開発・情報処理業務、コンサルティング業務、シンクタンク業務)
□株式会社日本総研ソリューションズ(システム開発・情報処理業務)
□株式会社さくらケーシーエス(大阪証券取引所市場第二部上場)(システム開発・情報処理業務)
□さくら情報システム株式会社(システム開発・情報処理業務)
○プロミス株式会社(東京証券取引所市場第一部上場)(消費者金融業務)
○アットローン株式会社(消費者金融業務)
○三洋信販株式会社(消費者金融業務)
○ポケットカード株式会社(東京・大阪各証券取引所市場第一部上場)(クレジットカード業務)
○株式会社セントラルファイナンス(東京・名古屋各証券取引所市場第一部上場)(個品割賦あっせん・総合割賦あっせん業務)
○株式会社オーエムシーカード(東京証券取引所市場第一部上場)(クレジットカード業務)
○大和証券エスエムビーシー株式会社(証券業務、金融派生商品業務)
○エヌ・アイ・エフSMBCベンチャーズ株式会社(ジャスダック証券取引所上場)(ベンチャーキャピタル業務)
○大和住銀投信投資顧問株式会社(投資顧問業務、投資信託委託業務)
○三井住友アセットマネジメント株式会社(投資顧問業務、投資信託委託業務)
○ジャパン・ペンション・ナビゲーター株式会社(確定拠出年金の運営管理業務)
<海外>
□SMBC Capital Markets, Inc.(スワップ関連業務、投融資業務)
□SMBC Capital Markets Limited(スワップ関連業務)
□SMBC Securities, Inc.(証券業務)

役員の状況（平成20年6月30日現在）

取締役

役職	氏名	担当
取締役会長	奥　正之	
取締役社長	北山　禎介	
専務取締役	西尾　弘樹	監査部担当役員
取締役	遠藤　修	コンシューマービジネス統括部担当役員
取締役	藤井　順輔	総務部、人事部、リスク統括部担当役員
取締役	國部　毅	広報部、企画部、財務部、財務開発室、グループ事業部担当役員
取締役（社外取締役）	山内　悦嗣	
取締役（社外取締役）	山川　洋一郎	
取締役（社外取締役）	横山　禎徳	

注）取締役 山内悦嗣、同 山川洋一郎、同 横山禎徳の3氏は、会社法第2条第15号に定める社外取締役であります。

監査役

役職	氏名
常任監査役	平澤　正英
常任監査役	山口　洋二
監査役（社外監査役）	大西　勝也
監査役（社外監査役）	荒木　浩
監査役（社外監査役）	宇野　郁夫

注）監査役 大西勝也、同 荒木浩、同 宇野郁夫の3氏は、会社法第2条第16号に定める社外監査役であります。

執行役員

役職	氏名	担当
専務執行役員	大原　亘	リスク統括部副担当役員
専務執行役員	島田　秀男	IT企画部担当役員
常務執行役員	久保　哲也	インベストメント・バンキング統括部担当役員


三井住友フィナンシャルグループの組織図（平成20年6月30日現在）
株主総会
監査役・監査役会
監査役室
取締役会
監査委員会
リスク管理委員会
報酬委員会
人事委員会
グループ戦略会議
グループ経営会議
広報部
企画部
IR室
グループCSR室
財務部
財務開発室
グループ事業部
コンシューマービジネス統括部
インベストメント・バンキング統括部
IT企画部
総務部
人事部
リスク統括部
監査部
グループ業務管理室

三井住友銀行グループの概況（平成20年3月31日現在）

（□は連結子会社、○は持分法適用会社）

（親会社）株式会社三井住友フィナンシャルグループ

株式会社三井住友銀行

銀行業 … 国内本支店473、海外支店19

主な関係会社

<国内>

□株式会社みなと銀行（東京・大阪各証券取引所市場第一部上場）
□株式会社関西アーバン銀行（東京・大阪各証券取引所市場第一部上場）
□株式会社ジャパンネット銀行（インターネット専業銀行）
□SMBC信用保証株式会社（信用保証業務）

<海外>

□Sumitomo Mitsui Banking Corporation Europe Limited
□Manufacturers Bank
□Sumitomo Mitsui Banking Corporation of Canada
□Banco Sumitomo Mitsui Brasileiro S.A.
□PT Bank Sumitomo Mitsui Indonesia

その他事業

主な関係会社

<国内>

□さくらカード株式会社（クレジットカード業務）
□株式会社クオーク（個品割賦あっせん・総合割賦あっせん業務）
□SMBCコンサルティング株式会社（経営相談業務、会員事業）
□SMBCファイナンスサービス株式会社（融資業務、ファクタリング業務、集金代行業務）
□フィナンシャル・リンク株式会社（情報処理サービス業務、コンサルティング業務）
□株式会社さくらケーシーエス（大阪証券取引所市場第二部上場）（システム開発・情報処理業務）
□さくら情報システム株式会社（システム開発・情報処理業務）

○プロミス株式会社（東京証券取引所市場第一部上場）（消費者金融業務）
○アットローン株式会社（消費者金融業務）
○三洋信販株式会社（消費者金融業務）
○ポケットカード株式会社（東京・大阪各証券取引所市場第一部上場）（クレジットカード業務）
○株式会社セントラルファイナンス（東京・名古屋各証券取引所市場第一部上場）（個品割賦あっせん・総合割賦あっせん業務）
○株式会社オーエムシーカード（東京証券取引所市場第一部上場）（クレジットカード業務）
○エヌ・アイ・エフSMBCベンチャーズ株式会社（ジャスダック証券取引所上場）（ベンチャーキャピタル業務）
○三井住友アセットマネジメント株式会社（投資顧問業務、投資信託委託業務）
○ジャパン・ペンション・ナビゲーター株式会社（確定拠出年金の運営管理業務）

<海外>

□SMBC Leasing and Finance, Inc.（リース業務）
□SMBC Capital Markets, Inc.（スワップ関連業務、投融資業務）
□SMBC Capital Markets Limited（スワップ関連業務）
□SMBC Securities, Inc.（証券業務）

三井住友ファイナンス&リース株式会社（リース業務）

住友三井オートサービス株式会社（リース業務）

三井住友カード株式会社（クレジットカード業務）

SMBCフレンド証券株式会社（証券業務）

株式会社日本総合研究所（システム開発・情報処理業務、コンサルティング業務、シンクタンク業務）

大和証券エスエムビーシー株式会社（証券業務、金融派生商品業務）

大和住銀投信投資顧問株式会社（投資顧問業務、投資信託委託業務）

役員の状況（平成20年6月30日現在）

取締役

役職	氏名	担当
取締役会長	北山 禎介	
頭取 兼 最高執行役員	奥 正之*	
取締役副会長	中野 健二郎	大阪駐在
取締役 兼 副頭取執行役員	相京 重信*	法人部門統括責任役員
取締役 兼 副頭取執行役員	遠藤 修*	個人部門統括責任役員
取締役 兼 副頭取執行役員	津末 博澄*	企業金融部門統括責任役員、外国業務部・グローバル・アドバイザリー部担当
取締役 兼 専務執行役員	北村 明良*	企業調査部、融資管理部担当役員、企業金融部門副責任役員（企業審査部）、投資銀行部門副責任役員（ストラクチャー審査部）、コーポレート・アドバイザリー本部担当
取締役 兼 専務執行役員	大原 亘*	統合リスク管理部、投融資企画部、信託部担当役員
取締役 兼 専務執行役員	川村 嘉則*	国際部門統括責任役員
取締役 兼 専務執行役員	島田 秀男*	情報システム企画部、事務統括部・事務推進部担当役員、日本総合研究所取締役
取締役（社外取締役）	山内 悦嗣	
取締役（社外取締役）	山川 洋一郎	
取締役（社外取締役）	横山 禎徳	

注）1. *の取締役は執行役員を兼務しています。
2. 取締役 山内悦嗣、同 山川洋一郎、同 横山禎徳の3氏は、会社法第2条第15号に定める社外取締役であります。

監査役

役職	氏名
常任監査役	津国 伸郎
常任監査役	矢是 宏基
監査役（社外監査役）	大西 勝也
監査役（社外監査役）	荒木 浩
監査役（社外監査役）	宇野 郁夫
監査役（非常勤）	平澤 正英

注）監査役 大西勝也、同 荒木浩、同 宇野郁夫の3氏は、会社法第2条第16号に定める社外監査役であります。

常務執行役員

役職	氏名	担当
常務執行役員	安藤 圭一	大阪本店営業本部 大阪本店営業第一、第二、第三部担当
常務執行役員	中西 智	名古屋営業本部 名古屋営業部担当 名古屋法人営業本部長
常務執行役員	野村 公喜	法人部門副責任役員（東日本担当）
常務執行役員	藤井 順輔	人事部・人材開発部、品質管理部、総務部、法務部、管理部担当役員
常務執行役員	久保 哲也	投資銀行部門統括責任役員
常務執行役員	國部 毅	広報部、経営企画部、財務企画部、財務開発室、関連事業部担当役員
常務執行役員	谷沢 文彦	業務監査部・資産監査部担当役員
常務執行役員	宮田 孝一	市場営業部門統括責任役員、人事部・人材開発部副担当役員
常務執行役員	橋本 和正	法人部門副責任役員（西日本担当）、大阪駐在
常務執行役員	正木 浩三	中国本部長兼上海支店長
常務執行役員	溝口 潤	欧州本部長兼欧州三井住友銀行社長
常務執行役員	山中 龍夫	コーポレート・アドバイザリー本部長
常務執行役員	城野 和也	個人部門副責任役員、プライベート・アドバイザリー本部長
常務執行役員	檜山 英男	国際部門副責任役員
常務執行役員	河本 尚之	統合リスク管理部長
常務執行役員	南 浩一	法人部門副責任役員（法人審査第二部）
常務執行役員	清水 喜彦	法人企業統括部長
常務執行役員	髙田 裕一郎	本店営業本部 本店営業第一、第二、第三部担当
常務執行役員	園野 耕一	アジア・大洋州本部長
常務執行役員	箕浦 裕	米州本部長
常務執行役員	渡辺 三憲	本店営業本部 本店営業第四、第五、第六部担当

執行役員

役職	氏名	担当
執行役員	磯野 剛	SMBCキャピタル・マーケット会社会長
執行役員	伊藤 雄二郎	総務部長
執行役員	髙橋 精一郎	市場営業統括部長
執行役員	古川 英俊	法人部門、国際部門副責任役員、外国業務部・グローバル・アドバイザリー部副担当
執行役員	森川 郁彦	個人業務部長
執行役員	早川 貫之	東京東法人営業本部長
執行役員	大久保克則	香港支店長
執行役員	後上 憲一	品質管理部長
執行役員	斉藤 隆	コーポレート・アドバイザリー本部本部長補佐
執行役員	板倉 龍介	個人部門副責任役員（西日本担当）
執行役員	蔭山 秀一	京都北陸法人営業本部長
執行役員	柴田 一弘	法人部門副責任役員（法人審査第一部）
執行役員	藤原 邦晃	神戸ブロック部長
執行役員	岩見 博之	本店営業第三部長
執行役員	植田祐一郎	企業審査部長
執行役員	岡野 宏保	プライベートバンキング営業部長
執行役員	黒瀬 修介	情報システム企画部副担当役員
執行役員	西本 達也	渋谷法人営業本部長 兼 横浜法人営業本部長
執行役員	渕崎 正弘	事務統括部・事務推進部副担当役員
執行役員	車谷 暢昭	経営企画部長
執行役員	田形 敏己	不動産ファイナンス営業部長
執行役員	橘 正喜	人事部長
執行役員	廣田 耕平	大阪南法人営業本部長
執行役員	三浦 芳美	名古屋営業部長
執行役員	William M. Ginn	米州営業第三部長 兼 SMBCリース・ファイナンス会社会長
執行役員	Nicholas Andrew Pitts-Tucker	欧州営業第三部共同部長 兼 欧州営業第四部共同部長 兼 欧州三井住友銀行取締役
執行役員	小鹿 彦太	神戸法人営業本部長
執行役員	原田 良輔	東京都心法人営業本部長
執行役員	前田 晴秀	姫路法人営業部長
執行役員	飯田 信夫	大阪北法人営業本部長
執行役員	加藤 隆彦	シンガポール支店長
執行役員	大西 一郎	東京中央ブロック部長
執行役員	奥山 和則	新宿法人営業本部長 兼 埼玉池袋法人営業本部長
執行役員	小野寺文敏	本店営業第四部長
執行役員	小林 博司	投資銀行統括部長
執行役員	永元 徹	業務監査部長
執行役員	井上 篤彦	大阪本店営業第一部長
執行役員	関本 昌吾	本店営業第一部長
執行役員	寺本 敏之	法人審査第一部長
執行役員	成田 学	新宿西口法人営業第一部長
執行役員	Chan Chi Keung, Chris	グレーターチャイナ営業部長

三井住友銀行の組織図

(平成20年6月30日現在)



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お客さま

SMBC 組織図

主な連結子会社・主な関連会社の概要 (平成20年3月31日現在)

すべての会社は三井住友フィナンシャルグループの主な連結子会社・主な関連会社です。
うち、緑色は三井住友銀行の主な連結子会社・主な関連会社です。

主な連結子会社 *1

※「議決権に対する所有割合」欄の( )内は、子会社・関連会社による所有の割合です。

会社名	本社所在地	設立または出資年月日 資本金	議決権に対する三井住友フィナンシャルグループの所有割合(%)	議決権に対する三井住友銀行の所有割合(%)	主要業務内容
(株)三井住友銀行	東京都千代田区有楽町1-1-2	平成8年6月6日 664,986百万円	100	—	銀行業務
三井住友カード(株)	大阪府大阪市中央区今橋4-5-15	昭和42年12月26日 34,000百万円	65.99	—	クレジットカード業務
三井住友ファイナンス&リース(株)	東京都港区西新橋3-9-4	昭和38年2月4日 15,000百万円	55.00	—	リース業務
(株)日本総合研究所	東京都千代田区一番町16	平成14年11月1日 10,000百万円	100	—	システム開発・情報処理業務、コンサルティング業務、シンクタンク業務
(株)日本総研ソリューションズ	東京都中央区晴海2-5-24	平成18年7月3日 5,000百万円	0 (100)	—	システム開発・情報処理業務
SMBCフレンド証券(株)	東京都中央区日本橋兜町7-12	昭和23年3月2日 27,270百万円	100	—	証券業務
さくらカード(株)	東京都中央区日本橋堀留町1-8-12	昭和58年2月23日 7,438百万円	0 (95.74)	85.14 (10.59)	クレジットカード業務
(株)クオーク	東京都港区三田3-5-27	昭和53年4月5日 4,750百万円	0 (56.53)	11.00 (32.82)	個別割賦あっせん・総合割賦あっせん業務
(株)ジャパンネット銀行	東京都新宿区西新宿2-1-1	平成12年9月19日 37,250百万円	0 (59.70)	59.70	銀行業務
SMBCローンビジネス・プランニング(株)	東京都千代田区丸の内1-3-2	平成16年4月1日 100,010百万円	0 (100)	100	経営管理業務
SMBCローンアドバイザー(株)	東京都千代田区丸の内1-3-2	平成10年4月1日 10百万円	0 (100)	0 (100)	消費者ローン相談・取次業務
SMBC信用保証(株)	東京都港区六本木6-1-21	昭和51年7月14日 187,720百万円	0 (100)	0 (100)	信用保証業務
SMBCファイナンスビジネス・プランニング(株)	東京都千代田区有楽町1-1-2	平成16年4月1日 10百万円	0 (100)	100	経営管理業務
SMBCファイナンスサービス(株)	東京都港区三田3-5-27	昭和47年12月5日 71,705百万円	0 (100)	0 (100)	融資業務、集金代行業務、ファクタリング業務、
SMBCビジネスサポート(株)	東京都豊島区巣鴨2-11-1	平成16年7月1日 10百万円	0 (100)	0 (100)	スモール業務の受託
フィナンシャル・リンク(株)	東京都港区新橋1-8-3	平成12年9月29日 160百万円	0 (100)	0 (100)	情報処理サービス業務、コンサルティング業務
SMBCコンサルティング(株)	東京都千代田区麹町2-1-4	昭和56年5月1日 1,100百万円	0 (100)	50 (50)	会員事業、セミナー事業、アドバイザリー事業、経営相談事業、研修事業
SMBCサポート&ソリューション(株)	東京都台東区台東4-11-4	平成8年4月1日 10百万円	0 (100)	100	ヘルプデスク業務、システムサポート業務
SMBC債権回収(株)	東京都中央区築地3-16-9	平成11年3月11日 1,000百万円	0 (100)	100	債権管理回収業務
さくら情報システム(株)*2	東京都中央区日本橋本町3-4-10	昭和47年11月29日 600百万円	0 (66)	66	システム開発・情報処理業務
(株)さくらケーシーエス	兵庫県神戸市中央区播磨町21-1	昭和44年3月29日 2,054百万円	0 (50.22)	27.53 (5.00)	システム開発・情報処理業務
(株)みなと銀行	兵庫県神戸市中央区三宮町2-1-1	昭和24年9月6日 27,484百万円	0 (46.34)	45.10 (1.23)	銀行業務
(株)関西アーバン銀行	大阪府大阪市中央区西心斎橋1-2-4	大正11年7月1日 37,040百万円	0 (58.00)	42.30 (5.94)	銀行業務
SMBCスタッフサービス(株)	大阪府大阪市中央区北久宝寺町1-4-15	昭和57年7月15日 90百万円	0 (100)	100	人材派遣業務
SMBCラーニングサポート(株)	東京都文京区大塚1-3-8	平成10年5月27日 10百万円	0 (100)	100	研修会運営業務
SMBCパーソネルサポート(株)	東京都千代田区丸の内1-3-2	平成14年4月15日 10百万円	0 (100)	100	人事関連総務事務の受託
SMBCセンターサービス(株)	東京都港区芝浦4-3-4	平成7年10月16日 100百万円	0 (100)	100	預金・為替業務等に係る事務受託
SMBCデリバリーサービス(株)	東京都港区芝浦4-3-4	平成8年1月31日 30百万円	0 (100)	100	現金整理・精査・集配金業務に係る事務受託
SMBCグリーンサービス(株)	大阪府東大阪市西石切町3-3-15	平成2年3月15日 30百万円	0 (100)	100	手形・小切手発行等に係る事務受託
SMBCインターナショナルビジネス(株)	東京都中央区日本橋小伝馬町13-6	昭和58年9月28日 20百万円	0 (100)	100	旅行小切手・外国通貨に係る事務受託
SMBCインターナショナルオペレーションズ(株)	東京都千代田区九段南1-5-3	平成6年12月21日 40百万円	0 (100)	100	外国為替・国際関係に係る事務受託

*1 平成20年4月1日付けで、プライマス・ファイナンシャル・サービス(株)は三井住友フィナンシャルグループ・三井住友銀行両社の連結子会社となりました。
*2 平成20年4月1日付けで、さくら情報システム(株)は、三井住友フィナンシャルグループ・三井住友銀行両社の関連会社となりました。

※「議決権に対する所有割合」欄の( )内は、子会社・関連会社による所有の割合です。

会社名	本社所在地	設立または出資年月日 資本金	議決権に対する三井住友フィナンシャルグループの所有割合(%)		議決権に対する三井住友銀行の所有割合(%)		主要業務内容
SMBCローンビジネスサービス(株)	東京都中央区日本橋1-21-2	昭和51年9月24日 70百万円	0	(100)	100		消費者ローンに係る事務受託
SMBCマーケットサービス(株)	東京都中央区日本橋小伝馬町13-6	平成15年2月3日 10百万円	0	(100)	100		市場業務・投資銀行業務等に係る事務受託
SMBC融資事務サービス(株)	東京都江東区佐賀2-8-20	平成15年2月3日 10百万円	0	(100)	100		融資業務に係る事務受託
SMBC不動産調査サービス(株)	東京都江東区毛利1-12-1	昭和59年2月1日 30百万円	0	(100)	100		担保不動産の調査および評価
欧州三井住友銀行 Sumitomo Mitsui Banking Corporation Europe Limited	99 Queen Victoria Street, London EC4V 4EH, U.K.	平成15年3月5日 1,700百万米ドル	0	(100)	100		銀行業務
マニュファクチャラーズ銀行 Manufacturers Bank	515 South Figueroa Street, Los Angeles, CA 90071, U.S.A.	昭和37年6月26日 80,786千米ドル	0	(100)	100		銀行業務
カナダ三井住友銀行 Sumitomo Mitsui Banking Corporation of Canada	Ernst & Young Tower, Toronto Dominion Centre, Suite 1400, P.O. Box 172, 222 Bay Street, Toronto, Ontario M5K 1H6, Canada	平成13年4月1日 169,000千カナダドル	0	(100)	100		銀行業務
ブラジル三井住友銀行 Banco Sumitomo Mitsui Brasileiro S.A.	Av. Paulista 37, 11 e 12 Ander São Paulo, S.P.Brazil	昭和33年10月6日 409,357千ブラジルレアル	0	(100)	100		銀行業務
インドネシア三井住友銀行 PT Bank Sumitomo Mitsui Indonesia	Summitmas II, 10th Floor, Jl. Jend. Sudirman Kav. 61-62, Jakarta 12190, Indonesia	平成元年8月22日 15,024億インドネシアルピア	0	(99)	99		銀行業務
SMBCリース・ファイナンス会社 SMBC Leasing and Finance, Inc.	2711 Centreville Road, Suite 400, Wilmington, DE 19808, U.S.A.	平成2年11月9日 1,620米ドル	0	(100)	89.7	(7.7)	リース関連業務、投融資業務
SMBCキャピタル・マーケット会社 SMBC Capital Markets, Inc.	277 Park Avenue, New York, NY10172 U.S.A.	昭和61年12月4日 100米ドル	0	(100)	90	(10)	スワップ関連業務、投融資業務
SMBCセキュリティーズ会社 SMBC Securities, Inc.	32 Loockerman Square, Suite L 100, Dover, DE 19901, U.S.A.	平成2年8月8日 100米ドル	0	(100)	90	(10)	証券業務、投融資業務
SMBCファイナンシャル・サービス会社 SMBC Financial Services, Inc.	32 Loockerman Square, Suite L 100, Dover, DE 19901, U.S.A.	平成2年8月8日 3百万米ドル	0	(100)	100		投融資業務、投資顧問業務
エスエムビーシー・ケイマン・エルシー・リミテッド SMBC Cayman LC Limited	P.O. Box 265GT, George Town, Grand Cayman, Cayman Islands	平成15年2月7日 1,375百万米ドル	0	(100)	100		保証業務、債券投資
住友ファイナンス・エイシア Sumitomo Finance (Asia) Limited	P.O. Box 694, Edward Street, George Town, Grand Cayman, Cayman Islands	昭和48年9月26日 35,000千米ドル	0	(100)	100		投融資業務
エス・ビー・ティー・シー会社 SBTC, Inc.	1013 Center Road, Wilmington, New Castle County, Delaware 19805, U.S.A.	平成10年1月26日 50百万米ドル	0	(100)	100		投資業務
エス・ビー・トレジャリー会社 SB Treasury Company L.L.C.	1013 Center Road, Wilmington, New Castle County, DE 19805, U.S.A.	平成10年1月26日 470百万米ドル	0	(100)	0	(100)	貸付業務
エスビー・エクイティ・セキュリティーズ(ケイマン)リミテッド SB Equity Securities (Cayman), Limited	PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	平成10年12月15日 25,000百万円	0	(100)	100		金融業務
エス・エフ・ブイ・アイ会社 SFVI Limited	P.O. Box 961, 30 De Castro Street, Road Town, Tortola, British Virgin Islands	平成9年7月30日 300米ドル	0	(100)	100		投資業務
さくらファイナンス(ケイマン)リミテッド Sakura Finance (Cayman) Limited	PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	平成3年2月11日 100千米ドル	0	(100)	100		金融業務
さくらプリファードキャピタル(ケイマン)リミテッド Sakura Preferred Capital (Cayman) Limited	PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	平成10年11月12日 10百万円	0	(100)	100		金融業務
SMBCインターナショナル・ファイナンス・エヌ・ブイ SMBC International Finance N.V.	P.O. Box 3889 Berg Arrarat 1, Curacao, Netherlands Antilles	平成2年6月25日 200千米ドル	0	(100)	100		金融業務
エスエムビーシー・リーシング・インベストメント・エルエルシー SMBC Leasing Investment LLC	C/O Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808, U.S.A.	平成15年4月7日 344,620千米ドル	0	(100)	0	(100)	リース出資及び付帯業務
エスエムビーシー・キャピタル・パートナーズ・エルエルシー SMBC Capital Partners LLC	C/O Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808, U.S.A.	平成15年12月18日 10千米ドル	0	(100)	100		有価証券の保有、売買業務
SMBC エム・ブイ・アイ エス・ピー・シー SMBC MVI SPC	C/O Walkers SPV Limited, Walker House, Mary Street, PO Box 908GT, George Town, Grand Cayman, Cayman Islands	平成16年9月9日 45百万米ドル	0	(100)	100		貸付業務、金銭債権の取得・譲渡
SMBC ディー・アイ・ピー リミテッド SMBC DIP Limited	C/O Walkers SPV Limited, Walker House, Mary Street, PO Box 908GT, George Town, Grand Cayman, Cayman Islands	平成17年3月16日 1百万米ドル	0	(100)	100		貸付業務、金銭債権の取得・譲渡
英国SMBCキャピタル・マーケット会社 SMBC Capital Markets Limited	99 Queen Victoria Street, London EC4V 4EH, U.K.	平成2年3月13日 547百万米ドル	0	(100)	100		スワップ関連業務、投融資業務
SMBCデリバティブ・プロダクツ・リミテッド SMBC Derivative Products Limited	99 Queen Victoria Street, London EC4V 4EH, U.K.	平成7年4月18日 300百万米ドル	0	(100)	0	(100)	スワップ関連業務、投融資業務
住友ファイナンス・インターナショナル Sumitomo Finance International plc	1 More London Place London SE1 2AF, U.K.	平成3年7月1日 90,000千英ポンド	0	(100)	100		投融資業務
三井住友ファイナンス・ダブリン Sumitomo Mitsui Finance Dublin Limited	La Touche House, International Financial Services Centre, Custom House Docks, Dublin 1, Ireland	平成元年9月19日 18,000千米ドル	0	(100)	100		金融業務

※「議決権に対する所有割合」欄の( )内は、子会社・関連会社による所有の割合です。

会社名	本社所在地	設立または出資年月日 / 資本金	議決権に対する三井住友フィナンシャルグループの所有割合(%)	議決権に対する三井住友銀行の所有割合(%)	主要業務内容
さくらファイナンス・アジア Sakura Finance Asia Limited	7 & 8th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong	昭和52年10月17日 65.5百万米ドル	0　(100)	100	投融資業務
三井住友ファイナンス・オーストラリア Sumitomo Mitsui Finance Australia Limited	Level 35, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000, Australia	昭和59年6月29日 156.5百万豪ドル	0　(100)	100	投融資業務
SMFGプリファードキャピタルユーエスディ1リミテッド SMFG Preferred Capital USD 1 Limited	PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	平成18年11月28日 1,650百万米ドル	100	0	金融業務
SMFGプリファードキャピタルジービーピー1リミテッド SMFG Preferred Capital GBP 1 Limited	PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	平成18年11月28日 500百万ポンド	100	0	金融業務
SMFGプリファードキャピタルジェイピーワイ1リミテッド SMFG Preferred Capital JPY 1 Limited	PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	平成20年1月11日 135,000百万円	100	0	金融業務
SMBCプリファードキャピタルユーエスディ1リミテッド SMBC Preferred Capital USD 1 Limited	PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	平成18年11月28日 1,664百万米ドル	0　(100)	100	金融業務
SMBCプリファードキャピタルジービーピー1リミテッド SMBC Preferred Capital GBP 1 Limited	PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	平成18年11月28日 505百万ポンド	0　(100)	100	金融業務
SMBCプリファードキャピタルジェイピーワイ1リミテッド SMBC Preferred Capital JPY 1 Limited	PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	平成20年1月11日 137,000百万円	0　(100)	100	金融業務

主な関連会社

※「議決権に対する所有割合」欄の( )内は、子会社・関連会社による所有の割合です。

会社名	本社所在地	設立または出資年月日 / 資本金	議決権に対する三井住友フィナンシャルグループの所有割合(%)	議決権に対する三井住友銀行の所有割合(%)	主要業務内容
大和証券エスエムビーシー(株)	東京都千代田区丸の内1-9-1	平成11年2月5日 255,700百万円	40	—	証券業務
エヌ・アイ・エフSMBCベンチャーズ(株)	東京都千代田区九段北1-8-10	昭和58年10月20日 18,767百万円	0　(40)	40　(40)	ベンチャーキャピタル業務
大和証券エスエムビーシープリンシパル・インベストメンツ(株)	東京都千代田区丸の内1-9-1	平成13年10月1日 2,000百万円	0　(100)	—	投資業務
大和住銀投信投資顧問(株)	東京都千代田区霞が関3-2-1	平成11年4月1日 2,000百万円	43.96	—	投資運用業、投資助言・代理業
ジャパン・ペンション・ナビゲーター(株)*	東京都中央区八重洲2-2-1	平成12年9月21日 1,600百万円	0　(30)	30	確定拠出年金の運営管理業務
三井住友アセットマネジメント(株)	東京都港区愛宕2-5-1	平成14年12月1日 2,000百万円	0　(17.50)	17.50	投資運用業、投資助言・代理業
プロミス(株)	東京都千代田区大手町1-2-4	昭和37年3月20日 80,737百万円	0　(22.02)	22.02	消費者金融業務
アットローン(株)	東京都港区東新橋1-9-2	平成12年6月8日 10,912百万円	0　(100)	49.99　(50.00)	消費者金融業務
三洋信販(株)	福岡県博多市上呉服町1-8	昭和21年11月22日 16,268百万円	0　(100)	0　(100)	消費者金融業務
ポケットカード(株)	東京都港区芝1-5-9	昭和57年5月25日 11,268百万円	0　(47.02)	4.99　(42.02)	クレジットカード業務
(株)セントラルファイナンス	名古屋市中区錦3-20-27	昭和35年1月28日 23,254百万円	9.41　(15.35)	15.33	個別割賦あっせん・総合割賦あっせん業務
(株)オーエムシーカード	東京都港区港南2-16-4	昭和25年9月11日 43,343百万円	0　(32.61)	32.61	クレジットカード業務
住友三井オートサービス(株)	東京都新宿区西新宿3-20-2	昭和56年2月21日 6,950百万円	39.99	—	リース業務

* 平成20年4月1日付けで、ジャパン・ペンション・ナビゲーター(株)は、三井住友銀行の連結子会社となりました。

三井住友銀行のネットワーク

国内（平成20年6月30日現在）

店舗数 本支店／475（うち被振込専用支店38） 出張所／163 代理店／1 付随業務取扱所／23 店舗外現金自動設備（無人店舗）／844
合計／1,506

@BANK設置数／924 ローンプラザ設置数／99 アパートローン営業部設置数／4 ビジネスサポートプラザ設置数／20
法人営業部設置数／184
○店舗外現金自動設備（無人店舗 〈除く、企業内設置分〉）

支店・出張所

北海道

札幌支店
札幌市中央区北一条西4-2-2
小樽出張所○

宮城県

仙台支店
仙台市青葉区中央2-2-6

茨城県

牛久支店
牛久市牛久町280
取手支店
取手市取手2-10-15
水戸支店
水戸市南町3-4-10
守谷コンサルティングオフィス
守谷市大字守谷甲2566-1
取手駅西口出張所○
守谷出張所○

栃木県

小山支店
小山市城山町3-4-1

群馬県

太田支店
太田市飯田町1319
前橋支店
前橋市本町2-1-16
高崎出張所○

埼玉県

浦和支店
さいたま市浦和区仲町2-1-14
大宮支店
さいたま市大宮区大門町2-107
桶川支店
桶川市若宮1-2-8
春日部支店
春日部市中央1-1-4
上福岡支店
ふじみ野市上福岡1-6-2
川口支店
川口市栄町3-5-1
川越支店
川越市脇田町105
熊谷支店
熊谷市本町1-104
越谷支店
越谷市弥生町14-21
小手指支店
所沢市小手指町1-15-8
坂戸支店
坂戸市緑町3-1
志木ニュータウン支店
志木市館2-5-2
新所沢支店
所沢市松葉町11-1
草加支店
草加市高砂2-17-21
所沢支店
所沢市日吉町11-5
新座志木支店
新座市東北2-35-17
ふじみ野コンサルティングオフィス
富士見市大字勝瀬3499
南浦和コンサルティングオフィス
さいたま市南区南本町1-2-12
わらび支店
蕨市中央1-26-1
朝霞台出張所○
アピタ本庄店出張所○
入間出張所○
浦和パルコ出張所○
加須駅前出張所○
春日部市立病院出張所○
川口芝園出張所○
かわつる出張所○
坂戸若葉台出張所○
狭山ヶ丘出張所○
志木駅前出張所○
城西大学出張所○
新越谷出張所○
新白岡出張所○
東電川越支社出張所○
トステムビバ上尾店出張所○
原市出張所○
プロペ通り出張所○
本庄出張所○
みずほ台出張所○
与野出張所○
与野駅前出張所○
和光市出張所○
わしの宮出張所○
わらび東口出張所○

千葉県

市川支店
市川市市川1-12-1
浦安支店
浦安市入船1-5-1
柏支店
柏市柏1-2-38
鎌ヶ谷支店
鎌ケ谷市新鎌ケ谷2-12-1
木更津支店
木更津市大和1-1-3
行徳支店
市川市行徳駅前2-7-1
佐倉支店
佐倉市栄町21-10
新検見川支店
千葉市花見川区南花園2-2-15
新松戸出張所
松戸市新松戸2-110
千葉支店
千葉市中央区富士見2-2-2
千葉ニュータウン出張所
印西市中央南1-500
津田沼駅前支店
船橋市前原西2-18-1
東京ディズニーランド出張所
浦安市舞浜1-1
習志野支店
習志野市大久保1-21-15
成田出張所
富里市日吉台1-1-7
成田空港外貨両替コーナー
成田市三里塚字御料牧場1-1
成田空港第二外貨両替コーナー
成田市三里塚字御料牧場1-1
船橋支店
船橋市本町1-7-1
船橋北口支店
船橋市本町7-6-1
松戸支店
松戸市松戸1226
本八幡支店
市川市八幡2-16-7
八千代支店
八千代市八千代台東1-1-10
八千代緑が丘コンサルティングオフィス
八千代市緑が丘1-1-1
四街道支店
四街道市鹿渡2003-26
アビイクオーレ出張所○
あびこショッピングプラザ出張所○
市川アイアイロード出張所○
市川駅前出張所○
市川妙典サティ出張所○
市原出張所○
稲毛出張所○
おゆみ野出張所○
柏西口出張所○
金杉台出張所○
鎌ヶ谷大仏出張所○
鎌ヶ谷南出張所○
佐倉南出張所○
館山出張所○
千草台出張所○
天王台出張所○
東京歯科大学市川総合病院出張所○
東京ディズニーシー出張所○
東京電力東葛支社出張所○
東京電力千葉支店出張所○
東京メトロ行徳駅出張所○
東葉勝田台駅出張所○
成田空港第1旅客ターミナルビル出張所○
成田空港第2旅客ターミナルビル出張所○
西浦安出張所○
船橋本町出張所○
船橋若松出張所○
幕張出張所○
幕張新都心出張所○
松戸八ヶ崎出張所○
南行徳出張所○
本八幡南口出張所○
ユーカリが丘出張所○

東京都／23区

千代田区

秋葉原外貨両替コーナー
千代田区神田佐久間町1-6-5
霞が関支店
千代田区霞が関3-2-5
神田支店
千代田区神田小川町1-1
神田駅前支店
千代田区鍛冶町2-2-1
麹町支店
千代田区麹町6-6
麹町駅前コンサルティングオフィス
千代田区麹町2-3
千代田営業部
千代田区神田神保町2-21-1
東京営業部
千代田区丸の内1-3-2
東京駅サピアタワー外貨両替コーナー
千代田区丸の内1-7-12
本店営業部
千代田区有楽町1-1-2
丸ノ内支店
千代田区丸の内3-4-1
三井物産ビル支店
千代田区大手町1-2-1
有楽町マリオン外貨両替コーナー
千代田区有楽町2-5-1
秋葉原出張所○
秋葉原東口出張所○
飯田橋西口出張所○
大妻学院出張所○
御茶ノ水出張所○
霞が関ビル出張所○
神田南口出張所○
九段出張所○
九段南出張所○
サウスタワー出張所○
サピアタワー出張所○
神保町出張所○
水道橋出張所○
TX秋葉原出張所○
東京メトロ淡路町駅出張所○
東京メトロ九段下駅出張所○
東京メトロ麹町駅出張所○
東京メトロ永田町駅出張所○
東京メトロ有楽町駅出張所○
特許庁出張所○
半蔵門出張所○
三井記念病院出張所○
明治大学駿河台校舎出張所○
有楽町出張所○

中央区

浅草橋支店
中央区日本橋馬喰町2-1-1
京橋支店
中央区京橋3-7-1
銀座支店
中央区銀座6-10-15
築地支店
中央区築地2-11-24
東京中央支店
中央区日本橋2-7-9
日本橋支店
中央区日本橋室町2-1-1
日本橋東支店
中央区日本橋茅場町1-13-12
人形町支店
中央区日本橋大伝馬町5-7
茅場町出張所○
京橋宝町出張所○
小伝馬町駅前出張所○
新富町出張所○
住友ツインビル出張所○
築地浜離宮ビル出張所○
月島出張所○
東京メトロ水天宮前駅出張所○
東京メトロ東銀座駅出張所○
東京メトロ三越前駅出張所○
箱崎出張所○
プラザ勝どき出張所○
本町出張所○
三越本店出張所○
八重洲地下街出張所○
リバーシティ出張所○

港区

青山支店
港区南青山3-1-30
赤坂支店
港区赤坂3-3-5
麻布支店
港区西麻布4-1-3
品川支店
品川外貨両替コーナー
港区港南2-16-1
白金高輪コンサルティングオフィス
港区白金1-27-6
新橋支店
港区新橋1-8-3
浜松町支店
港区浜松町2-4-1
浜松町東芝ビル出張所
港区芝浦1-1-1
日比谷支店
港区西新橋1-15-1
日比谷外貨両替コーナー
港区西新橋1-3-12
三田通支店
港区芝5-28-1
六本木支店
港区六本木6-1-21
赤坂アークヒルズ出張所○
赤坂五丁目交差点前出張所○
赤坂ツインタワー出張所○
赤坂Bizタワー出張所○
泉ガーデン出張所○
慶應義塾大学三田出張所○
汐留シティセンター出張所○
品川インターシティ出張所○
品川駅前出張所○
品川東口出張所○
芝出張所○
芝浦出張所○
芝公園出張所○
新日本石油ビル出張所○
新橋駅前出張所○
新橋SL広場前出張所○
高輪出張所○
田町駅前出張所○
田町きよたビル出張所○
東京トヨタ出張所○
東京ミッドタウン出張所○
東京メトロ表参道駅出張所○
東京メトロ六本木駅出張所○
虎ノ門出張所○
虎の門病院出張所○
西麻布出張所○
西新橋出張所○
メディアージュ出張所○

新宿区

飯田橋支店
新宿区揚場町1-18
新宿支店
新宿外貨両替コーナー
新宿区新宿3-24-1
新宿通支店
新宿区新宿3-14-5
新宿西口支店
新宿区西新宿1-7-1
新宿西口外貨両替コーナー
新宿区西新宿1-7-2
高田馬場支店
新宿区高田馬場1-27-7
西新宿支店
新宿区西新宿8-12-1
若松町支店
新宿区原町3-34
曙橋駅前出張所○
江戸川橋出張所○
神楽坂出張所○
慶應義塾大学病院出張所○
信濃町出張所○
新宿NSビル出張所○
新宿御苑前出張所○
新宿新都心出張所○
新宿スバルビル出張所○
新宿住友ビル出張所○
住友市ヶ谷ビル出張所○
東京医科大学病院出張所○
東京メトロ新宿駅出張所○
四谷見附出張所○
早稲田出張所○
早稲田大学出張所○
早稲田通り出張所○

文京区

大塚支店
文京区大塚4-45-11
小石川支店
文京区小石川1-15-17
白山支店
文京区向丘2-36-5
音羽出張所○
春日出張所○
駒込病院出張所○
千石出張所○
東京医科歯科大学出張所○
東京大学本郷出張所◉
東京メトロ後楽園駅出張所○
文京グリーンコート出張所○
茗荷谷出張所○

台東区

浅草支店
台東区雷門2-17-12
上野支店
台東区台東4-11-4
上野駅前出張所○
上野昭和通り出張所◉
上野広小路出張所○
元浅草出張所○

墨田区

錦糸町支店
墨田区江東橋4-27-14
吾嬬町出張所○
菊川出張所○
錦糸町駅前出張所○
本所出張所○
向島出張所○
両国出張所○

江東区

大島支店
江東区大島6-8-24
亀戸支店
江東区亀戸5-2-15
砂町支店
江東区北砂4-34-18
深川支店
江東区富岡1-6-4
深川森下支店
江東区森下2-2-1
亀戸東口出張所○
木場出張所○
白河出張所○
砂町東出張所○
東陽町出張所○
西大島出張所○
パレットタウン出張所○
森下出張所○
ららぽーと豊洲出張所○

品川区

荏原支店
品川区豊町6-1-11
大崎コンサルティングオフィス
品川区大崎2-1-1
五反田支店
品川区東五反田1-14-10
旗の台支店
品川区旗の台1-4-15
武蔵小山コンサルティングオフィス
品川区小山4-2-1
目黒支店
品川区上大崎4-1-5
青物横丁駅出張所◉
荏原西出張所○
荏原町出張所○
大井町出張所○
ゲートシティ大崎出張所○
五反田駅前出張所◉
御殿山ガーデン出張所○
昭和大学病院中央棟出張所○
戸越出張所○
戸越公園出張所○
西五反田出張所○
目黒西口出張所○
目黒東口出張所○

目黒区

学芸大学駅前支店
目黒区鷹番3-6-4
自由が丘支店
目黒区自由が丘2-11-4
洗足支店
目黒区洗足2-19-3
都立大学駅前支店
目黒区中根1-3-1
中目黒駅前出張所○

大田区

大森支店
大田区山王2-3-4
御岳山出張所
大田区北嶺町11-7
蒲田支店
大田区蒲田5-38-1
蒲田西支店
大田区西蒲田7-69-1
下丸子支店
大田区下丸子3-2-15
田園調布支店
大田区田園調布2-51-11
雪ヶ谷支店
大田区雪谷大塚町9-15
六郷支店
大田区東六郷2-14-2
梅屋敷東通り出張所○
大鳥居駅前出張所○
大森東口出張所○
蒲田東出張所○
京急蒲田出張所○
千鳥町出張所○
西馬込出張所○
羽田出張所○
羽田空港新整備場出張所○
羽田空港整備場出張所○
羽田空港第1ターミナル出張所○
羽田空港第2ターミナル出張所○
南蒲田出張所○
南六郷2丁目団地出張所○
矢口出張所○

世田谷区

経堂支店
世田谷区経堂1-21-13
駒沢公園通コンサルティングオフィス
世田谷区駒沢5-26-7
桜新町支店
世田谷区桜新町1-14-14
下北沢支店
世田谷区北沢2-12-11
下高井戸支店
世田谷区赤堤4-47-10
成城支店
世田谷区成城2-34-14
世田谷支店
世田谷区太子堂4-1-1
千歳烏山コンサルティングオフィス
世田谷区南烏山4-11-1
二子玉川支店
二子玉川外貨両替コーナー
世田谷区玉川2-24-9
奥沢出張所○
喜多見出張所○
希望ヶ丘出張所○
桜上水出張所○
三軒茶屋駅前出張所○
下馬出張所○
成城北口出張所○
世田谷通出張所○
世田谷西出張所○
祖師谷出張所○
日本大学文理学部出張所○
深沢出張所○
用賀出張所○

渋谷区

恵比寿支店
渋谷区恵比寿南1-1-1
笹塚支店
渋谷区笹塚1-56-10
渋谷支店
渋谷区宇田川町20-2
渋谷駅前支店
渋谷区道玄坂1-2-2
渋谷外貨両替コーナー
渋谷区宇田川町28-4
幡ヶ谷支店
渋谷区幡ヶ谷1-3-9
広尾ガーデンヒルズ出張所
渋谷区広尾4-1-11
恵比寿東出張所○
恵比寿三越出張所○
笹塚駅前出張所○
渋谷西出張所○
渋谷東口出張所○
神宮前出張所○
代官山出張所○
東京メトロ渋谷駅出張所○
東京メトロ明治神宮前駅出張所○
原宿出張所○
代々木八幡出張所○

中野区

中野支店
中野区中野5-64-3
中野坂上支店
中野区中央2-2-4
鷺宮出張所○
新中野出張所○
中野南口出張所○

杉並区

阿佐ヶ谷支店
杉並区阿佐谷南1-48-2
永福町支店
杉並区永福4-1-1
荻窪支店
杉並区上荻1-16-14
高円寺支店
杉並区高円寺南4-27-12
下井草支店
杉並区下井草3-38-16
西荻窪支店
杉並区西荻北2-3-5
阿佐ヶ谷北出張所○
高円寺駅前出張所○
新高円寺駅前出張所○
東高円寺出張所○
富士見ヶ丘出張所○
南阿佐ヶ谷出張所○
明治大学和泉校舎出張所○

豊島区

池袋支店
豊島区西池袋1-21-7
池袋東口支店
池袋外貨両替コーナー
豊島区南池袋2-27-9
池袋西口外貨両替コーナー
豊島区西池袋1-16-10
巣鴨支店
豊島区巣鴨2-11-1
千川支店
豊島区要町3-11-1
目白支店
豊島区目白3-14-1
池袋駅前出張所○
大塚駅前出張所○
要町出張所○
巣鴨駅前出張所○
目白通出張所○

北区

赤羽支店
北区赤羽2-1-15
王子支店
北区王子1-16-2
赤羽北出張所○
王子神谷出張所○
十条出張所○

荒川区

日暮里支店
荒川区西日暮里2-15-6

町屋支店
荒川区町屋1-1-6

尾久出張所○

西日暮里出張所○

日暮里北出張所○

三ノ輪出張所○

板橋区

板橋支店
板橋区大山東町46-7

板橋中台出張所
板橋区中台3-27-7

志村支店
板橋区蓮沼町19-5

高島平支店
板橋区高島平1-80-1

ときわ台支店
板橋区常盤台1-44-6

成増支店
板橋区成増2-16-1

イズミヤ板橋店出張所○

大山出張所○

上板橋出張所○

志村三丁目出張所○

高島平駅前出張所○

中板橋出張所○

練馬区

大泉支店
練馬区東大泉1-29-1

中村橋支店
練馬区中村北3-23-1

練馬支店
練馬区豊玉北5-17-14

光が丘支店
練馬区光が丘5-1-1

氷川台支店
練馬区氷川台4-50-3

武蔵関支店
練馬区関町北2-27-15

江古田出張所○

大泉学園出張所○

大泉学園通り出張所○

J.CITY 出張所○

石神井公園駅前出張所○

東京メトロ小竹向原駅出張所○

豊島園出張所○

光が丘駅南口出張所○

足立区

綾瀬支店
足立区綾瀬3-3-10

五反野支店
足立区中央本町2-26-14

千住支店
足立区千住2-55

西新井支店
足立区西新井本町1-15-14

梅島出張所○

大谷田出張所○

亀有出張所○

千住西出張所○

竹の塚出張所○

東京メトロ北千住駅出張所○

葛飾区

葛飾支店
葛飾区四つ木2-30-16

亀有支店
葛飾区亀有3-26-1

新小岩支店
葛飾区新小岩1-48-18

お花茶屋出張所○

金町出張所○

亀有北口出張所○

京成高砂駅出張所○

新小岩北口出張所○

江戸川区

江戸川支店
江戸川区鹿骨町7-26-7

葛西支店
江戸川区中葛西5-34-8

小岩支店
江戸川区南小岩7-23-10

西葛西支店
江戸川区西葛西6-13-7

イトーヨーカドー葛西店1階出張所○

小松川出張所○

西葛西北口出張所○

東京都下

八王子市

北野支店
八王子市絹ヶ丘2-2-18

高尾出張所
八王子市初沢町1231-19

八王子支店
八王子市旭町8-1

八王子みなみ野
コンサルティングオフィス
八王子市みなみ野1-2-1

北野駅前出張所○

京王堀之内駅前出張所○

創価大学出張所○

拓殖大学出張所○

中央大学出張所○

東京医科大学八王子医療センター出張所○

立川市

立川支店
立川市曙町2-6-11

国立音楽大学出張所○

立川駅前出張所○

武蔵野市

吉祥寺支店
武蔵野市吉祥寺本町1-7-5

三鷹支店
武蔵野市中町1-1-6

武蔵境支店
武蔵野市境南町2-9-3

吉祥寺北出張所○

吉祥寺ロンロン出張所○

桜堤出張所○

三鷹市

三鷹台支店
三鷹市井の頭2-7-9

三鷹台出張所○

府中市

府中支店
府中市宮町1-41

北府中出張所○

分倍河原出張所○

昭島市

昭島支店
昭島市田中町562-8

昭島駅前出張所○

調布市

国領支店
調布市国領町4-9-2

調布駅前支店
調布市布田1-37-12

つつじヶ丘支店
調布市西つつじヶ丘3-33-10

仙川出張所○

調布出張所○

町田市

鶴川コンサルティングオフィス
町田市能ヶ谷町5002-9

町田支店
町田市原町田6-3-8

町田外貨両替コーナー
町田市原町田6-12-1

町田山崎出張所
町田市山崎町2200

玉川学園前出張所○

成瀬駅前出張所○

町田駅前出張所○

小金井市

小金井支店
小金井市本町5-12-4

小金井南出張所○

東小金井出張所○

東小金井南口出張所○

小平市

花小金井支店
小平市花小金井1-10-7

西友花小金井店出張所○

日野市

高幡不動支店
日野市高幡1000-2

日野支店
日野市多摩平1-2-1

実践女子学園出張所○

南平出張所○

国立市

国立支店
国立市中1-8-45

南国立出張所○

福生市

福生支店
福生市大字福生1006-7

東大和市

東大和支店
東大和市南街5-97-1

武蔵大和出張所○

清瀬市

清瀬支店
清瀬市松山1-12-16

清瀬旭が丘出張所○

清瀬駅南出張所○

多摩市

多摩支店
多摩市関戸1-1-6

多摩センター支店
多摩市落合1-43

永山支店
多摩市永山1-4

唐木田出張所○

西東京市

田無支店
西東京市田無町4-27-13

ひばりヶ丘支店
西東京市谷戸町3-27-15

田無北口ASTA出張所○

西東京市役所出張所○

国分寺市

国分寺支店
国分寺市南町3-18-14

恋ケ窪出張所○

国分寺西出張所○

鉄道総研出張所○

狛江市

喜多見支店
狛江市岩戸北4-15-13

狛江出張所○

羽村市

羽村出張所○

稲城市

若葉台コンサルティングオフィス
稲城市若葉台2-4-3

平尾出張所○

矢野口駅前出張所○

神奈川県

横浜市

青葉台支店
横浜市青葉区青葉台2-5

あざみ野支店
横浜市青葉区あざみ野1-11-2

いずみ野支店
横浜市泉区和泉町6213-2

金沢八景支店
横浜市金沢区瀬戸3-52

金沢文庫支店
横浜市金沢区谷津町384

上大岡支店
横浜市港南区上大岡西1-15-1

港南台支店
横浜市港南区港南台3-3-1

港北ニュータウン支店
横浜市都筑区中川中央1-1-3

新横浜支店
横浜市港北区新横浜3-7-3

センター南支店
横浜市都筑区茅ヶ崎中央3-25

たまプラーザ支店
横浜市青葉区美しが丘5-1-1

綱島支店
横浜市港北区綱島西1-7-16

鶴見支店
横浜市鶴見区豊岡町8-26

戸塚支店
横浜市戸塚区吉田町50-5

中山支店
横浜市緑区台村町232-4

東神奈川支店
横浜市神奈川区富家町1-13

東戸塚支店
横浜市戸塚区品濃町516-8

藤が丘コンサルティングオフィス
横浜市青葉区藤が丘2-4-3

二俣川支店
横浜市旭区二俣川2-50-1

三ツ境支店
横浜市瀬谷区三ツ境2-1

矢向支店
横浜市鶴見区矢向5-6-2

横浜支店
横浜市中区本町2-20

横浜駅前支店
横浜市西区北幸1-3-23

横浜外貨両替コーナー
横浜市西区南幸1-12-7

横浜中央支店
横浜市中区羽衣町1-3-10

緑園都市出張所
横浜市泉区緑園4-1-2

市が尾駅前出張所○

井土ヶ谷出張所○

大口出張所○

大倉山出張所○

上永谷出張所○

関内出張所○

クイーンズタワービル出張所○

すすき野出張所○

センター南出張所○

センター南駅前出張所○

相鉄ジョイナス出張所○

相鉄本社ビル出張所○

戸部出張所○

仲町台出張所○

ノースポート・モール出張所○

保土ヶ谷出張所○

南戸塚出張所○

妙蓮寺出張所○

六浦出張所○

弥生台出張所○

洋光台出張所○

横浜国立大学出張所○

横浜西出張所○

横浜西口出張所○

横浜東口出張所○

川崎市

生田支店
川崎市多摩区生田7-8-6

柿生支店
川崎市麻生区上麻生5-38-7

川崎支店
川崎市川崎区砂子1-8-1

新百合ヶ丘支店
川崎市麻生区万福寺1-1-1

平間支店
川崎市中原区北谷町4

溝ノ口支店
川崎市高津区溝口1-9-1

宮崎台支店
川崎市宮前区宮崎2-12-1
武蔵中原支店
川崎市中原区下小田中1-20-2
元住吉支店
川崎市中原区木月2-6-16
百合ヶ丘出張所
川崎市麻生区東百合丘4-42-7
鹿島田出張所○
川崎駅前出張所○
河原町出張所○
鷺沼出張所○
宿河原出張所○
新川崎出張所○
新百合ヶ丘駅南口出張所○
中野島出張所○
星が丘出張所○
溝ノ口駅前出張所○
宮前平出張所○
武蔵小杉出張所○
武蔵小杉駅前出張所○
武蔵中原駅前出張所○
明治大学生田校舎出張所○
百合ヶ丘駅前出張所○

横浜市・川崎市以外

厚木支店
厚木市中町2-3-5
伊勢原支店
伊勢原市桜台1-20-11
大船支店
鎌倉市大船1-24-16
小田原支店
小田原市栄町2-8-41
片瀬山出張所
藤沢市片瀬山2-7-2
相模原支店
座間市相模が丘1-24-20
逗子支店
逗子市逗子1-4-4
茅ヶ崎支店
茅ヶ崎市元町1-1
つきみ野支店
大和市つきみ野5-7-7
東林間支店
相模原市上鶴間6-31-9
平塚支店
平塚市明石町9-1
藤沢支店
藤沢市藤沢438-1
大和支店
大和市大和東2-2-17
愛甲石田出張所○
厚木北出張所○
海老名出張所○
高座渋谷出張所○
JR大船駅出張所○
七里ガ浜出張所○
湘南シティ出張所○
中央林間駅前出張所○
東京工芸大学出張所○
葉山出張所○
東林間駅前出張所○
藤沢駅出張所○
三菱電機鎌倉製作所南門前出張所○

新潟県

新潟支店
新潟市中央区東大通1-4-2
新潟北出張所○

富山県

富山支店
富山市中央通り1-1-23

石川県

金沢支店
金沢市下堤町7

福井県

福井支店
福井市大手3-4-7

山梨県

甲府支店
甲府市丸の内2-29-1
吉田出張所○

長野県

上田支店
上田市中央2-1-18
諏訪支店
諏訪市諏訪1-5-25
長野支店
長野市問御所町1167-2
岡谷出張所○
小諸出張所○
ながの東急百貨店出張所○
ベルビア茅野出張所○
松本出張所○

岐阜県

岐阜支店
岐阜市神田町7-9

静岡県

静岡支店
静岡市葵区追手町7-4
浜松支店
浜松市中区砂山町325-6
伊東出張所○
沼津出張所○

愛知県

池下支店
名古屋市千種区覚王山通8-70-1
一社支店
名古屋市名東区一社2-88
上前津支店
名古屋市中区大須3-46-24
刈谷支店
刈谷市東陽町2-18-1
豊田支店
豊田市喜多町2-93
豊橋支店
豊橋市広小路3-49
名古屋支店
名古屋市中区錦2-18-24
名古屋駅前支店
名古屋市中村区名駅1-2-5
名古屋栄支店
名古屋市中区栄3-5-1
名古屋ミッドランドスクエア
外貨両替コーナー
名古屋市中村区名駅4-7-1
本山支店
名古屋市千種区末盛通5-9
SMBCパーク 栄
名古屋市中区錦3-25-20
一宮出張所○
刈谷豊田総合病院出張所○
サンクレア池下出張所○
中部国際空港セントレア出張所○
津島出張所○
トヨタ生活協同組合栄店出張所○
トヨタ生活協同組合星ヶ丘店出張所●
トヨタ生協出張所○
豊橋技術科学大学出張所○
名古屋工業大学出張所○
名古屋ミッドランドスクエア出張所●
鳴海駅出張所○
藤田保健衛生大学病院出張所○
星が丘テラス出張所◎
瑞穂出張所○

大阪府

大阪市

北区

梅田支店
大阪市北区角田町8-47
梅田外貨両替コーナー
大阪市北区芝田1-1-3
天六支店
大阪市北区天神橋6-4-20
堂島支店
大阪市北区堂島1-6-20
南森町支店
大阪市北区南森町2-1-29
梅田北口出張所○
梅田第一生命ビル地下出張所○
大阪駅前出張所○
大阪三井物産ビル出張所○
新梅田出張所○
新阪急八番街出張所○
住友病院出張所○
堂ビル出張所○
中之島出張所○
中之島三井ビル出張所○
西梅田出張所○
ハービス大阪出張所○
読売大阪ビル出張所○
ローレルハイツ北天満出張所○

都島区

京阪京橋支店
大阪市都島区東野田町2-4-19
京阪京橋駅出張所○
桜宮リバーシティ出張所○
ベル・パークシティ出張所○
都島出張所○

福島区

西野田支店
大阪市福島区大開1-14-16
福島出張所○

此花区

四貫島支店
大阪市此花区四貫島1-9-1

西区

立売堀支店
大阪市西区立売堀4-1-20
大阪西支店
大阪市西区新町1-9-2
道頓堀出張所○

港区

港支店
大阪市港区夕凪1-1-1

大正区

大正区支店
大阪市大正区泉尾1-2-17
大正駅前出張所○

天王寺区

天王寺駅前支店
大阪市天王寺区堀越町16-10
上本町出張所○

西淀川区

歌島橋支店
大阪市西淀川区御幣島2-2-10

東成区

今里支店
大阪市東成区大今里西2-17-19
鶴橋支店
大阪市東成区東小橋3-12-18

生野区

生野支店
大阪市生野区田島3-3-32

旭区

赤川町支店
大阪市旭区赤川2-5-13
千林支店
大阪市旭区千林2-12-31
花博記念公園前出張所○

城東区

城東支店
大阪市城東区蒲生4-22-12
関目支店
大阪市城東区関目3-2-5
深江橋支店
大阪市城東区永田4-17-12

阿倍野区

阿倍野支店
大阪市阿倍野区阿倍野筋1-1-43
寺田町支店
大阪市阿倍野区天王寺町北2-14-1
西田辺支店
大阪市阿倍野区西田辺町1-17-11

東住吉区

駒川町支店
大阪市東住吉区駒川5-23-23
美章園支店
大阪市東住吉区北田辺1-2-7

住吉区

長居出張所○

西成区

天下茶屋支店
大阪市西成区潮路1-1-5

淀川区

十三支店
大阪市淀川区十三本町1-6-27
新大阪支店
大阪市淀川区宮原4-1-6
神崎川出張所○
新大阪和幸ビル出張所○
西中島南方出張所○
東三国出張所○
三国出張所○

鶴見区

徳庵支店
大阪市鶴見区今津北5-11-8

住之江区

コスモタワー出張所
大阪市住之江区南港北1-14-16
粉浜支店
大阪市住之江区粉浜2-14-27
住之江競艇場出張所○

平野区

平野支店
大阪市平野区平野上町2-7-9

中央区

上町支店
大阪市中央区安堂寺町2-2-33
大阪中央支店
大阪市中央区高麗橋1-8-13
大阪ビジネスパーク出張所
大阪市中央区城見2-1-61
大阪本店営業部
大阪市中央区北浜4-6-5
船場支店
大阪市中央区南船場3-10-19
玉造支店
大阪市中央区玉造1-5-12
天満橋支店
大阪市中央区天満橋京町2-13
難波支店
難波外貨両替コーナー
大阪市中央区難波5-1-60
備後町支店
備後町外貨両替コーナー
大阪市中央区道修町4-1-1
御堂筋支店
大阪市中央区久太郎町3-5-19
高麗橋出張所○
堺筋本町出張所○
日本一出張所○
淀屋橋オドナ出張所○

堺市

鳳支店
堺市西区鳳東町4-307
堺支店
堺市堺区三国ヶ丘御幸通152
泉北とが支店
堺市南区原山台2-4-1
中もず支店
堺市北区百舌鳥梅町1-15-10
浜寺支店
堺市西区浜寺諏訪森町西2-90
光明池出張所○
堺浜えんため館出張所○

津久野出張所○
南海堺駅出張所○
深井出張所○
三国ヶ丘出張所○
百舌鳥梅町出張所○

岸和田市

岸和田支店
岸和田市五軒屋町15-10
岸和田市役所出張所○
東岸和田出張所○

豊中市

庄内支店
豊中市庄内西町2-21-2
千里中央支店
豊中市新千里東町1-5-3
豊中支店
豊中市本町1-9-5
阪急曽根支店
豊中市曽根東町3-3-1-101
東豊中出張所
豊中市東豊中町4-1-12
大阪大学豊中キャンパス出張所○
コープ東豊中出張所○
市立豊中病院出張所○
千里中央駅前出張所○
豊中市役所出張所○
豊中本町出張所○

東大阪市

小阪支店
東大阪市小阪本町1-2-3
新石切支店
東大阪市西石切町3-3-15
東大阪支店
東大阪市長堂1-5-1
若江岩田支店
東大阪市岩田町3-10-3
ヴェルノール布施出張所○
近畿大学内出張所○
瓢箪山出張所○

池田市

池田支店
池田市栄町10-2
石橋出張所
池田市天神1-5-13
池田市役所出張所○

吹田市

江坂支店
吹田市豊津町8-7
吹田支店
吹田市元町5-4
南千里支店
吹田市津雲台1-2-D9-101
アザール桃山台出張所○
大阪大学医学部附属病院出張所○
大阪大学吹田キャンパス出張所○
関大前出張所○
北千里駅前出張所○
吹田市役所出張所○

泉大津市

泉大津支店
泉大津市旭町20-2

高槻市

高槻支店
高槻市北園町18-9
高槻駅前支店
高槻市白梅町4-1
大阪医科大学出張所○
摂津富田出張所○
高槻北出張所○
高槻市役所出張所○

貝塚市

貝塚支店
貝塚市海塚254
ジャスコ貝塚店出張所○

守口市

守口支店
守口市京阪本通1-1-4
守口市駅前出張所
守口市河原町1-5
大阪モノレール大日駅出張所○

枚方市

くずは支店
枚方市楠葉花園町15-3
枚方支店
枚方市岡東町21-10
男山団地出張所○
関西外国語大学出張所○
枚方駅前出張所○
牧野駅前出張所○

茨木市

茨木支店
茨木市永代町7-6
茨木西支店
茨木市西駅前町5-4
彩都コンサルティングオフィス
茨木市彩都あさぎ1-2-1
追手門学院大学出張所○
総持寺出張所○

八尾市

八尾支店
八尾市北本町2-1-1
山本支店
八尾市山本町南1-12-8
大阪経済法科大学出張所○

泉佐野市

関西国際空港外貨両替コーナー
泉佐野市泉州空港北1
佐野支店
泉佐野市上町3-11-14
泉佐野市役所出張所○

富田林市

富田林支店
富田林市本町18-27
喜志出張所○
PL出張所○

寝屋川市

香里支店
寝屋川市香里新町31-18
香里ヶ丘支店
寝屋川市末広町16-15
寝屋川支店
寝屋川市早子町16-14
萱島出張所○

河内長野市

河内長野支店
河内長野市長野町4-6
長野青葉台出張所○
南花台出張所○

松原市

松原支店
松原市高見の里4-766
河内天美出張所○
河内松原出張所○

大東市

大阪産業大学出張所○
住道出張所○

和泉市

和泉支店
和泉市府中町1-7-1
和泉中央コンサルティングオフィス
和泉市いぶき野5-1-1
和泉市役所出張所○

箕面市

桜井出張所
箕面市桜井1-7-24
箕面支店
箕面市箕面5-13-51
箕面市役所出張所
箕面市西小路4-6-1
大阪外国語大学出張所○
箕面市立病院出張所○

門真市

門真支店
門真市末広町41-1
大和田駅出張所○
門真市役所出張所○
門真西出張所○

藤井寺市

藤井寺支店
藤井寺市岡1-15-8
藤井寺駅前出張所○
藤井寺市役所出張所○

泉南市

泉南支店
泉南市樽井6-23-6
和泉砂川出張所○

四條畷市

四條畷支店
四條畷市雁屋南町28-3

大阪狭山市

金剛支店
大阪狭山市金剛1-1-29
近畿大学医学部附属病院出張所○
狭山ニュータウン出張所○

羽曳野市

はびきの出張所
羽曳野市軽里3-2-1
IBU出張所○

阪南市

尾崎駅出張所○

豊能郡

ときわ台駅出張所○
豊能町役場出張所○

泉南郡

関西国際空港第二外貨両替コーナー
泉南郡田尻町泉州空港中1
熊取出張所○
熊取駅前出張所○
浪商学園出張所○

南河内郡

大阪芸術大学出張所○

京都府

円町支店
京都市中京区西ノ京円町10-1
京都支店
京都市下京区四条通烏丸東入長刀鉾町8
四条支店
四条外貨両替コーナー
京都市下京区四条通河原町東入真町68
伏見支店
京都市伏見区銀座町1-354-1
松井山手コンサルティングオフィス
京田辺市山手中央2-1
京都外国語大学出張所○
JR京都駅出張所○
四条大宮出張所○
東寺出張所○
佛教大学出張所○
立命館大学出張所○

兵庫県

神戸市

中央区

神戸営業部
神戸市中央区浪花町56
神戸駅前支店
神戸市中央区多聞通3-3-9
神戸市役所出張所
神戸市中央区加納町6-5-1
三宮支店
神戸市中央区三宮町1-5-1
三宮駅ビル外貨両替コーナー
神戸市中央区雲井通8-1-2
兵庫県庁出張所
神戸市中央区下山手通5-10-1
神戸空港出張所○
神戸市立中央市民病院出張所○
神戸大学医学部附属病院出張所○
神戸貿易センター出張所○
神戸ポートアイランド出張所○
栄町出張所○
三宮駅ビル出張所○
三宮中央ビルディング出張所○
神鋼病院出張所○
ハーバーランド出張所○
ファッションタウン出張所○
元町一番街出張所○
山手出張所○

灘区

灘支店
神戸市灘区備後町5-3-1-102
六甲支店
神戸市灘区宮山町2-6-8
神戸大学出張所○
六甲口出張所○

兵庫区

兵庫支店
神戸市兵庫区湊町4-2-10
湊川支店
神戸市兵庫区東山町2-2-6
上沢出張所○
神戸平野出張所○
御崎出張所○

長田区

長田支店
神戸市長田区四番町8-6-1
駒ヶ林出張所○

須磨区

板宿支店
神戸市須磨区大黒町2-1-9
北須磨支店
神戸市須磨区中落合2-2-5
須磨支店
神戸市須磨区月見山本町2-4-2
コープ白川台出張所○
妙法寺出張所○

垂水区

垂水支店
神戸市垂水区神田町4-16
向陽出張所○
コープ高丸出張所○
垂水北出張所○
垂水つつじが丘出張所○
垂水東出張所○

東灘区

岡本支店
神戸市東灘区岡本1-3-25
甲南支店
神戸市東灘区甲南町3-9-24
住吉支店
神戸市東灘区住吉本町1-2-1
阪急御影コンサルティングオフィス
神戸市東灘区御影町郡家字上山田105
御影支店
神戸市東灘区御影本町4-10-4
六甲アイランド支店
神戸市東灘区向洋町中6-9
甲南女子大学出張所○
深江出張所○
御影クラッセ出張所○
六甲アイランド・リバーモール出張所○

北区

北鈴蘭台出張所
神戸市北区甲栄台1-1-5
鈴蘭台支店
神戸市北区鈴蘭台北町1-7-17
藤原台支店
神戸市北区有野中町1-12-7
有馬出張所○
神戸北町出張所○
神戸三田プレミアム・アウトレット出張所○
鈴蘭台駅前出張所○
星和台出張所○

西区

神戸学園都市出張所
神戸市西区学園西町 1-13

西神中央支店
神戸市西区糀台 5-10-2

西神南出張所○

玉津出張所○

姫路市

網干支店
姫路市網干区新在家三ツ石 1437-17

飾磨支店
姫路市飾磨区清水 127

姫路支店
姫路市呉服町 54

姫路市役所出張所
姫路市安田 4-1

姫路南支店
姫路市白浜町甲 335-1

広畑支店
姫路市広畑区正門通 3-5-2

英賀保駅前出張所○

イトーヨーカドー広畑店出張所○

ザモール姫路出張所○

姫路駅前出張所○

姫路北出張所○

姫路赤十字病院出張所○

姫路リバーシティ出張所○

尼崎市

尼崎支店
尼崎市昭和通 3-91

尼崎市役所出張所
尼崎市東七松町 1-23-1

杭瀬支店
尼崎市杭瀬本町 2-1-5

園田支店
尼崎市東園田町 9-48-1

立花支店
尼崎市立花町 1-5-17

塚口支店
尼崎市塚口町 1-12-21

武庫之荘支店
尼崎市武庫之荘 2-2-14

武庫之荘駅前
コンサルティングオフィス
尼崎市武庫之荘 2-1-1

尼崎競艇場出張所○

尼崎西出張所○

JR尼崎駅前出張所○

武庫川出張所○

武庫之荘北口出張所○

明石市

明石支店
明石市大明石町 1-5-4

大久保支店
明石市大久保町大久保町字神楽田 16-3

明石市役所出張所○

朝霧出張所○

コープ大久保出張所○

ステーションプラザ明石出張所○

西新町出張所○

西宮市

苦楽園コンサルティングオフィス
西宮市樋之池町 10-15

甲子園支店
西宮市甲子園七番町 1-19

甲子園口支店
西宮市甲子園口 2-28-18

甲東支店
西宮市甲東園 3-2-29

夙川支店
西宮市羽衣町 7-30-123

西宮支店
西宮市六湛寺町 14-12

西宮北口支店
西宮市甲風園 1-5-24

西宮市役所出張所
西宮市六湛寺町 10-3

イトーヨーカドー甲子園店出張所○

今津出張所○

関西学院上ケ原キャンパス出張所○

苦楽園口駅前出張所○

コープ甲東園出張所○

コープ甲陽園出張所○

コープ夙川出張所○

西宮北口駅南出張所○

西宮名塩駅前出張所○

西宮マリナパークシティ出張所○

阪神甲子園駅前出張所◎

兵庫医科大学出張所○

フレンテ西宮出張所○

メルカードむこがわ出張所○

門戸厄神駅前出張所○

洲本市

洲本支店
洲本市本町 4-5-10

洲本市役所出張所○

モノベシティオ出張所○

芦屋市

芦屋支店
芦屋市公光町 11-9

芦屋駅前支店
芦屋市船戸町 2-1-101

芦屋北口出張所○

芦屋市役所出張所○

シーサイドタウン出張所○

伊丹市

伊丹支店
伊丹市中央 3-5-23

伊丹市役所出張所○

稲野出張所○

コープ野間出張所○

ネオ伊丹ビル出張所◎

豊岡市

豊岡支店
豊岡市元町 12-1

豊岡市役所出張所○

加古川市

加古川支店
加古川市加古川町寺家町 53-2

東加古川支店
加古川市平岡町新在家 2-273-2

別府支店
加古川市別府町緑町 1

加古川駅前出張所○

加古川市民病院出張所○

加古川市役所出張所●

神野中央ショッピングセンター
出張所○

コープ神吉出張所○

サティ加古川店出張所○

鶴池タウン出張所○

たつの市

龍野支店
たつの市龍野町富永 288-3

たつの市役所出張所◎

新宮出張所○

西脇市

西脇支店
西脇市西脇 951

ダイエーふうしゃ本社ビル店出張所●

西脇市役所出張所○

宝塚市

逆瀬川支店
宝塚市逆瀬川 1-1-11

宝塚支店
宝塚市栄町 2-1-2

宝塚中山コンサルティングオフィス
宝塚市中山寺 1-7-7

イズミヤ小林店出張所○

逆瀬台出張所○

すみれガ丘出張所○

宝塚市役所出張所○

仁川駅前出張所○

三木市

三木支店
三木市本町 2-3-12

緑が丘支店
三木市緑が丘町本町 1-1-7

コープ志染出張所○

三木市役所出張所○

三木ジャスコ出張所○

高砂市

曽根出張所
高砂市曽根町 2241-2

高砂支店
高砂市高砂町浜田町 2-3-5

アスパ高砂出張所○

コープ高砂出張所○

高砂市民病院出張所○

高砂市役所出張所○

川西市

川西支店
川西市小花 1-7-9

川西市役所出張所○

多田駅前出張所○

三田市

ウッディタウン出張所
三田市すずかけ台 2-3-1

三田支店
三田市中央町 4-1

フラワータウン出張所
三田市弥生が丘 1-1-1

関西学院神戸三田キャンパス出張所○

三田市役所出張所○

モールラフィーネ出張所○

加西市

北条支店
加西市北条町北条 910

加西市役所出張所○

篠山市

篠山支店
篠山市二階町 60

川辺郡

日生中央コンサルティングオフィス
川辺郡猪名川町松尾台 1-2-2

日生中央出張所○

滋賀県

草津出張所○

奈良県

生駒支店
生駒市元町 1-13-1

学園前支店
奈良市学園北 1-1-1-100

登美ヶ丘コンサルティングオフィス
奈良市中登美ヶ丘 6-1-1

奈良支店
奈良市角振町 35

平城支店
奈良市右京 1-3-4

大和王寺支店
北葛城郡王寺町王寺 2-6-11

大和郡山支店
大和郡山市南郡山町 529-2

アントレ生駒出張所○

近畿大学奈良病院出張所○

西大寺出張所○

東生駒出張所○

和歌山県

和歌山支店
和歌山市六番丁 10

林間田園都市駅出張所○

岡山県

岡山支店
岡山市本町 3-6-101

広島県

尾道支店
尾道市土堂 1-8-3

広島支店
広島市中区紙屋町 1-3-2

福山支店
福山市延広町 1-25

呉出張所○

広島北出張所○

山口県

下関支店
下関市竹崎町 1-15-20

香川県

高松支店
高松市兵庫町 10-4

愛媛県

新居浜支店
新居浜市中須賀町 1-7-33

松山ローンオフィス
松山市千舟町 4-5-4

住友別子病院出張所○

松山千舟町出張所○

福岡県

大牟田支店
大牟田市栄町 1-2-1

北九州支店
北九州市小倉北区魚町 1-5-16

久留米支店
久留米市日吉町 15-52

天神町支店
福岡市中央区天神 2-11-1

福岡支店
福岡市博多区博多駅前 1-1-1

呉服町出張所○

店屋町三井ビル出張所○

東芝福岡ビル出張所○

パピヨン 24 出張所○

佐賀県

佐賀支店
佐賀市八幡小路 2-3

熊本県

熊本支店
熊本市魚屋町 2-1

大分県

大分支店
大分市中央町 1-3-22

立命館アジア太平洋大学共同出張所◎

鹿児島県

鹿児島支店
鹿児島市大黒町 4-4

代理店

セブン銀行代理店

イトーヨーカドー川口店出張所
埼玉県川口市並木元町 1-79

イトーヨーカドーアリオ西新井店出張所
東京都足立区西新井栄 1-20-1

イトーヨーカドー葛西店出張所
東京都江戸川区東葛西 9-3-3

イトーヨーカドー亀有店出張所
東京都葛飾区亀有 3-49-3

ローンプラザ

東日本

札幌ローンプラザ
北海道札幌市中央区北 1 条西 4-2-2

仙台ローンプラザ
宮城県仙台市青葉区中央 2-2-6

浦和ローンプラザ
埼玉県さいたま市浦和区高砂 3-2-10

大宮ローンプラザ
埼玉県さいたま市大宮区大門町 2-107

川口ローンプラザ
埼玉県川口市本町4-1-8
川越ローンプラザ
埼玉県川越市新富町2-24-4
越谷ローンプラザ
埼玉県越谷市弥生町14-21
志木ローンプラザ
埼玉県新座市東北2-35-17
所沢ローンプラザ
埼玉県所沢市日吉町9-16
柏ローンプラザ
千葉県柏市柏1-2-38
千葉ローンプラザ
千葉県千葉市中央区富士見2-2-2
船橋ローンプラザ
千葉県船橋市本町4-45-23
松戸ローンプラザ
千葉県松戸市本町11-5
本八幡ローンプラザ
千葉県市川市八幡2-6-9
飯田橋ローンプラザ
東京都新宿区揚場町1-18
池袋ローンプラザ
東京都豊島区南池袋2-27-8
上野ローンプラザ
東京都台東区上野5-15-14
荻窪ローンプラザ
東京都杉並区上荻1-16-14
葛西ローンプラザ
東京都江戸川区中葛西5-34-8
蒲田ローンプラザ
東京都大田区西蒲田7-69-1
吉祥寺ローンプラザ
東京都武蔵野市吉祥寺南町1-8-1
錦糸町ローンプラザ
東京都墨田区江東橋4-27-14
国分寺ローンプラザ
東京都国分寺市南町3-18-14
渋谷ローンプラザ
東京都渋谷区宇田川町28-4
自由が丘ローンプラザ
東京都目黒区自由が丘2-11-4
住宅ローン開発センター東京
東京都新宿区西新宿1-20-2
新宿ローンプラザ
東京都新宿区西新宿1-7-1
成城ローンプラザ
東京都世田谷区成城6-5-29
立川ローンプラザ
東京都立川市曙町2-6-11
田無ローンプラザ
東京都西東京市田無町4-2-11
調布ローンプラザ
東京都調布市布田1-37-12
東京南ローンプラザ
東京都品川区上大崎4-1-5
練馬ローンプラザ
東京都練馬区練馬1-4-5
八王子ローンプラザ
東京都八王子市横山町5-15
二子玉川ローンプラザ
東京都世田谷区玉川2-24-9
町田ローンプラザ
東京都町田市原町田6-3-8
あざみ野ローンプラザ
神奈川県横浜市青葉区あざみ野1-4-3
厚木ローンプラザ
神奈川県厚木市中町2-3-5
上大岡ローンプラザ
神奈川県横浜市港南区上大岡西1-6-1
関内ローンプラザ
神奈川県横浜市中区本町2-20
住宅ローン開発センター横浜
神奈川県横浜市西区北幸2-10-27
新百合ヶ丘ローンプラザ
神奈川県川崎市麻生区万福寺1-1-1
茅ヶ崎ローンプラザ
神奈川県茅ヶ崎市元町1-1
綱島ローンプラザ
神奈川県横浜市港北区綱島西1-7-16
鶴見ローンプラザ
神奈川県横浜市鶴見区豊岡町7-10
橋本ローンプラザ
神奈川県相模原市橋本6-4-15
東戸塚ローンプラザ
神奈川県横浜市戸塚区品濃町516-8
藤沢ローンプラザ
神奈川県藤沢市藤沢438-1
溝ノ口ローンプラザ
神奈川県川崎市高津区溝口1-9-1

大和ローンプラザ
神奈川県大和市大和東2-2-17
横浜ローンプラザ
神奈川県横浜市西区北幸2-10-27
新潟ローンプラザ
新潟県新潟市中央区東大通1-4-2
浜松ローンプラザ
静岡県浜松市中区砂山町325-6
刈谷ローンプラザ
愛知県刈谷市東陽町2-18-1
住宅ローン開発センター名古屋
愛知県名古屋市中区錦2-18-19
名古屋ローンプラザ
愛知県名古屋市中区錦2-18-19

西日本

和泉ローンプラザ
大阪府和泉市府中町1-7-1
茨木ローンプラザ
大阪府茨木市双葉町2-27
梅田ローンプラザ
大阪府大阪市北区芝田1-1-4
門真ローンプラザ
大阪府門真市末広町7-12
小阪ローンプラザ
大阪府東大阪市小阪本町1-2-3
金剛ローンプラザ
大阪府大阪狭山市金剛1-1-29
堺ローンプラザ
大阪府堺市堺区一条通20-1
佐野ローンプラザ
大阪府泉佐野市上町3-11-14
住宅ローン開発センター大阪
大阪府大阪市中央区南久宝寺町3-6-6
城東ローンプラザ
大阪府大阪市城東区蒲生4-22-12
新大阪ローンプラザ
大阪府大阪市淀川区宮原4-1-6
千里中央ローンプラザ
大阪府豊中市新千里東町1-5-3
高槻ローンプラザ
大阪府高槻市白梅町4-1
天王寺ローンプラザ
大阪府大阪市天王寺区堀越町13-18
豊中ローンプラザ
大阪府豊中市本町1-2-57
難波ローンプラザ
大阪府大阪市浪速区難波中1-12-5
枚方ローンプラザ
大阪府枚方市岡東町5-23
松原ローンプラザ
大阪府松原市高見の里4-766
八尾ローンプラザ
大阪府八尾市北本町2-1-1
京都ローンプラザ
京都府京都市下京区四条通烏丸東入長刀鉾町8
伏見ローンプラザ
京都府京都市伏見区銀座町1-354-1
明石ローンプラザ
兵庫県明石市大明石町1-5-4
加古川ローンプラザ
兵庫県加古川市加古川町溝之口510-51
川西ローンプラザ
兵庫県川西市中央町7-18
甲南ローンプラザ
兵庫県神戸市東灘区甲南町3-9-24
三田ローンプラザ
兵庫県三田市中央町4-41
三宮ローンプラザ
兵庫県神戸市中央区三宮町1-5-1
西神中央ローンプラザ
兵庫県神戸市西区糀台5-10-2
塚口ローンプラザ
兵庫県尼崎市塚口町1-12-21
西宮北口ローンプラザ
兵庫県西宮市甲風園1-5-24
阪神西宮ローンプラザ
兵庫県西宮市六湛寺町14-5
姫路ローンプラザ
兵庫県姫路市綿町111
草津ローンプラザ
滋賀県草津市西大路町3-8
学園前ローンプラザ
奈良県奈良市学園北1-1-1-100
大和王寺ローンプラザ
奈良県北葛城郡王寺町王寺2-6-1
和歌山ローンプラザ
和歌山県和歌山市六番丁10
岡山ローンプラザ
岡山県岡山市本町1-2

広島ローンプラザ
広島県広島市中区紙屋町1-3-2
北九州ローンプラザ
福岡県北九州市小倉北区魚町1-5-16
福岡ローンプラザ
福岡県福岡市博多区博多駅前1-1-1
鹿児島ローンプラザ
鹿児島県鹿児島市大黒町4-4

アパートローン営業部

東日本

新宿アパートローン営業部
東京都新宿区新宿3-14-5
東京南アパートローン営業部
東京都渋谷区広尾1-15-2
名古屋アパートローン営業部
愛知県名古屋市中区錦2-18-24

西日本

大阪アパートローン営業部
大阪府大阪市北区芝田1-1-4

法人営業部

東日本

札幌法人営業部
北海道札幌市中央区北一条西4-2-2
東北法人営業部
宮城県仙台市青葉区中央2-2-6
岩手県盛岡市盛岡駅前通15-20
福島県郡山市駅前2-10-15
東関東法人営業部
茨城県水戸市南町3-4-10
茨城県取手市取手2-10-15
北関東法人営業第一部
群馬県前橋市本町2-1-16
群馬県太田市飯田町1319
群馬県高崎市栄町16-11
北関東法人営業第二部
栃木県小山市城山町3-4-1
大宮法人営業部
埼玉県さいたま市大宮区大門町2-107
埼玉県さいたま市浦和区仲町2-1-14
春日部法人営業部
埼玉県春日部市中央1-1-4
埼玉県越谷市弥生町14-21
川口法人営業部
埼玉県川口市栄町3-5-1
川越法人営業部
埼玉県川越市脇田町105
熊谷法人営業部
埼玉県熊谷市本町1-104
志木法人営業部
埼玉県新座市東北2-35-17
所沢法人営業部
埼玉県所沢市日吉町11-5
柏法人営業部
千葉県柏市柏1-2-38
千葉法人営業部
千葉県千葉市中央区富士見2-2-2
千葉県木更津市大和1-1-3
船橋法人営業部
千葉県船橋市本町4-45-23
青山法人営業部
東京都港区南青山3-1-30
赤坂法人営業部
東京都港区赤坂3-3-3
浅草法人営業部
東京都台東区雷門2-17-9
浅草橋法人営業部
東京都中央区日本橋馬喰町2-1-1
飯田橋法人営業部
東京都新宿区揚場町1-18
池袋法人営業部
東京都豊島区東池袋3-1-1
板橋法人営業部
東京都板橋区大山東町46-7
上野法人営業第一部
東京都台東区台東4-11-4
上野法人営業第二部
東京都台東区台東4-11-4
恵比寿法人営業部
東京都渋谷区広尾1-15-2
王子法人営業部
東京都北区王子1-16-2
東京都北区赤羽2-1-15
大塚法人営業部
東京都文京区大塚4-45-11
大森法人営業部
東京都大田区山王2-3-4

葛西法人営業部
東京都江戸川区中葛西3-37-9
蒲田法人営業部
東京都大田区蒲田5-41-8
亀戸法人営業部
東京都江東区亀戸2-18-10
東京都江東区北砂4-34-18
東京都江戸川区篠崎町7-26-7
神田駅前法人営業部
東京都千代田区鍛冶町2-2-1
神田法人営業第一部
東京都千代田区神田美土代町7
神田法人営業第二部
東京都千代田区神田美土代町7
吉祥寺法人営業部
東京都武蔵野市吉祥寺本町1-10-31
経堂法人営業部
東京都世田谷区経堂1-21-13
京橋法人営業部
東京都中央区京橋3-7-1
銀座法人営業部
東京都中央区銀座8-8-5
錦糸町法人営業部
東京都墨田区江東橋4-27-14
小石川法人営業部
東京都文京区小石川1-15-17
小岩法人営業部
東京都江戸川区南小岩7-23-10
千葉県市川市八幡2-6-9
高円寺法人営業部
東京都杉並区高円寺南4-27-12
麹町法人営業部
東京都千代田区麹町6-6
公務法人営業部
東京都港区虎ノ門1-6-12
神奈川県横浜市中区桜木町1-1-8
五反田法人営業部
東京都品川区東五反田1-14-10
五反野法人営業部
東京都足立区中央本町2-26-14
渋谷法人営業第一部
東京都渋谷区道玄坂1-12-1
渋谷法人営業第二部
東京都渋谷区道玄坂1-12-1
自由が丘法人営業部
東京都目黒区自由が丘2-11-4
東京都大田区雪谷大塚町9-15
新小岩法人営業部
東京都葛飾区新小岩1-48-18
東京都葛飾区四つ木2-30-16
新宿法人営業第一部
東京都新宿区新宿3-24-1
新宿法人営業第二部
東京都新宿区新宿3-24-1
新宿西口法人営業第一部
東京都新宿区西新宿2-1-1
新宿西口法人営業第二部
東京都新宿区西新宿2-1-1
新宿西口法人営業第三部
東京都新宿区西新宿1-7-1
新橋法人営業部
東京都港区新橋1-8-3
千住法人営業部
東京都足立区千住2-55
埼玉県草加市高砂2-17-21
高田馬場法人営業部
東京都新宿区高田馬場1-27-7
立川法人営業部
東京都立川市曙町2-7-16
田無法人営業部
東京都西東京市田無町4-2-11
千代田法人営業部
東京都千代田区神田神保町2-21-1
築地法人営業部
東京都中央区築地2-11-24
東京中央法人営業第一部
東京都中央区日本橋2-3-4
東京中央法人営業第二部
東京都中央区日本橋2-3-4
東京中央法人営業第三部
東京都中央区日本橋2-3-4
東京中央法人営業第四部
東京都中央区日本橋2-3-4
ときわ台法人営業部
東京都板橋区常盤台1-44-6
中野法人営業部
東京都中野区中野5-64-3
日暮里法人営業部
東京都荒川区西日暮里2-29-3
日本橋法人営業部
東京都中央区日本橋室町2-1-1

日本橋東法人営業部
東京都中央区日本橋茅場町1-13-12

人形町法人営業部
東京都中央区日本橋大伝馬町5-7

練馬法人営業部
東京都練馬区豊玉北5-17-14

八王子法人営業部
東京都八王子市東町9-8

浜松町法人営業部
東京都港区浜松町2-4-1

日比谷法人営業第一部
東京都港区西新橋1-3-12

日比谷法人営業第二部
東京都港区西新橋1-3-12

日比谷法人営業第三部
東京都港区西新橋1-3-12

府中法人営業部
東京都府中市宮町1-40
東京都調布市布田1-37-12

本店法人営業部
東京都千代田区有楽町1-1-2

町田法人営業部
東京都町田市原町田6-3-8
神奈川県相模原市橋本6-4-15

丸ノ内法人営業部
東京都千代田区丸の内3-4-1

三田通法人営業部
東京都港区芝5-28-1

目黒法人営業部
東京都品川区上大崎4-1-5

六本木法人営業部
東京都港区六本木6-1-21

厚木法人営業部
神奈川県厚木市中町2-3-5

上大岡法人営業部
神奈川県横浜市港南区上大岡西1-6-1

川崎法人営業部
神奈川県川崎市川崎区砂子1-8-1

新横浜法人営業部
神奈川県横浜市港北区新横浜3-7-3

鶴見法人営業部
神奈川県横浜市鶴見区豊岡町8-26

平塚法人営業部
神奈川県平塚市明石町9-1
神奈川県小田原市栄町2-8-41

藤沢法人営業部
神奈川県藤沢市藤沢555
神奈川県大和市大和東2-2-17

溝ノ口法人営業部
神奈川県川崎市高津区溝口1-9-1

横浜駅前法人営業部
神奈川県横浜市西区北幸1-3-23

横浜法人営業部
神奈川県横浜市中区羽衣町1-3-10

新潟法人営業部
新潟県新潟市中央区東大通1-4-2

甲府法人営業部
山梨県甲府市丸の内2-29-1

上田法人営業部
長野県上田市中央2-1-18

諏訪法人営業部
長野県諏訪市諏訪1-5-25
長野県松本市深志2-5-26

長野法人営業部
長野県長野市問御所町1167-2

岐阜法人営業部
岐阜県岐阜市神田町7-9

静岡法人営業部
静岡県静岡市葵区追手町7-4
静岡県沼津市大手町3-8-23

浜松法人営業部
静岡県浜松市中区砂山町325-6

上前津法人営業部
愛知県名古屋市中区大須3-46-24

刈谷法人営業部
愛知県刈谷市東陽町2-18-1
愛知県豊田市喜多町2-93

豊橋法人営業部
愛知県豊橋市広小路3-49

名古屋法人営業第一部
愛知県名古屋市中区錦2-18-19

名古屋法人営業第二部
愛知県名古屋市中区錦2-18-19

名古屋法人営業第三部
愛知県名古屋市中区錦2-18-19

名古屋駅前法人営業部
愛知県名古屋市中村区名駅4-6-23

西日本

富山法人営業部
富山県富山市中央通り1-1-23

金沢法人営業部
石川県金沢市下堤町7

福井法人営業部
福井県福井市大手3-4-7

泉大津法人営業部
大阪府泉大津市旭町20-2

立売堀法人営業部
大阪府大阪市西区立売堀4-1-20

茨木法人営業部
大阪府茨木市永代町7-6

今里法人営業部
大阪府大阪市東成区大今里西2-17-19

梅田法人営業第一部
大阪府大阪市北区角田町8-47

梅田法人営業第二部
大阪府大阪市北区角田町8-47

大阪公務法人営業部
大阪府大阪市中央区北浜4-7-19

大阪中央法人営業部
大阪府大阪市中央区高麗橋1-8-13

大阪西法人営業部
大阪府大阪市西区新町1-9-2

鳳法人営業部
大阪府堺市西区鳳東町4-307

門真法人営業部
大阪府門真市末広町41-1
大阪府守口市京阪本通1-1-4

岸和田法人営業部
大阪府岸和田市五軒屋町15-10

粉浜法人営業部
大阪府大阪市住之江区粉浜2-14-27

堺法人営業部
大阪府堺市堺区三国ヶ丘御幸通152

十三法人営業部
大阪府大阪市淀川区十三本町1-6-27

城東法人営業部
大阪府大阪市城東区蒲生4-22-12

新大阪法人営業部
大阪府大阪市淀川区宮原4-1-6

船場法人営業部
大阪府大阪市中央区南船場3-10-19

玉造法人営業部
大阪府大阪市中央区玉造1-5-12

天下茶屋法人営業部
大阪府大阪市西成区潮路1-1-5

天王寺駅前法人営業部
大阪府大阪市天王寺区堀越町13-18

天満橋法人営業部
大阪府大阪市中央区天満橋京町2-13
大阪府大阪市都島区東野田町2-4-19

天六法人営業部
大阪府大阪市北区天神橋6-3-16

堂島法人営業第一部
大阪府大阪市北区堂島1-6-20

堂島法人営業第二部
大阪府大阪市北区堂島1-6-20

豊中法人営業部
大阪府豊中市本町1-9-1

難波法人営業第一部
大阪府大阪市浪速区難波中2-10-70

難波法人営業第二部
大阪府大阪市浪速区難波中2-10-70

西野田法人営業部
大阪府大阪市福島区大開1-14-16

東大阪法人営業部
大阪府東大阪市長堂1-5-1

枚方法人営業部
大阪府枚方市岡東町21-10

備後町法人営業部
大阪府大阪市中央区道修町3-6-1

深江橋法人営業部
大阪府大阪市城東区永田4-17-12

藤井寺法人営業部
大阪府藤井寺市岡1-15-8

御堂筋法人営業部
大阪府大阪市中央区久太郎町3-5-19

南森町法人営業部
大阪府大阪市北区南森町2-1-29

八尾法人営業部
大阪府八尾市光町1-61

京都法人営業第一部
京都府京都市下京区四条通烏丸東入
長刀鉾町8

京都法人営業第二部
京都府京都市下京区四条通烏丸東入
長刀鉾町8

京都法人営業第三部
京都府京都市下京区四条通烏丸東入
長刀鉾町8
京都府京都市伏見区観音寺町210-1

明石法人営業部
兵庫県明石市大明石町1-5-4
兵庫県三木市本町2-3-12

尼崎法人営業部
兵庫県尼崎市昭和通3-90-1

伊丹法人営業部
兵庫県伊丹市西台1-1-1

加古川法人営業部
兵庫県加古川市加古川町寺家町53-2

北播磨法人営業部
兵庫県西脇市西脇951

神戸法人営業第一部
兵庫県神戸市中央区浪花町56

神戸法人営業第二部
兵庫県神戸市中央区浪花町56

神戸法人営業第三部
兵庫県神戸市中央区浪花町56

神戸公務法人営業部
兵庫県神戸市中央区浪花町56

三田篠山法人営業部
兵庫県三田市中央町4-1
兵庫県篠山市二階町60

洲本法人営業部
兵庫県洲本市本町4-5-10

豊岡法人営業部
兵庫県豊岡市元町12-1

西宮法人営業部
兵庫県西宮市六湛寺町14-12

東神戸法人営業部
兵庫県神戸市東灘区御影本町4-10-4

姫路法人営業部
兵庫県姫路市呉服町54
兵庫県たつの市龍野町富永288-3
兵庫県加西市北条町北条910

兵庫法人営業部
兵庫県神戸市兵庫区湊町4-2-10

奈良法人営業部
奈良県奈良市角振町35

和歌山法人営業部
和歌山県和歌山市六番丁10

岡山法人営業部
岡山県岡山市本町3-6-101

広島法人営業部
広島県広島市中区紙屋町1-3-2

山陽中央法人営業部
広島県福山市延広町1-25
広島県尾道市土堂1-8-3

下関法人営業部
山口県下関市竹崎町1-15-20

高松法人営業部
香川県高松市兵庫町10-4
徳島県徳島市八百屋町1-14

四国法人営業部
愛媛県新居浜市中須賀町1-7-33
愛媛県松山市千舟町4-5-4

北九州法人営業部
福岡県北九州市小倉北区魚町1-5-16

筑後法人営業部
福岡県久留米市日吉町15-52
福岡県大牟田市栄町1-2-1

福岡法人営業部
福岡県福岡市博多区博多駅前1-3-3

佐賀法人営業部
佐賀県佐賀市八幡小路2-3
長崎県長崎市万才町3-5

熊本法人営業部
熊本県熊本市魚屋町2-1

大分法人営業部
大分県大分市中央町1-3-22

鹿児島法人営業部
鹿児島県鹿児島市大黒町4-4

ビジネスサポートプラザ

東日本

赤坂ビジネスサポートプラザ
東京都港区赤坂3-3-3

池袋ビジネスサポートプラザ
東京都豊島区西池袋1-21-7

上野ビジネスサポートプラザ
東京都台東区上野5-23-14

神田ビジネスサポートプラザ
東京都千代田区神田小川町1-1

銀座ビジネスサポートプラザ
東京都中央区銀座8-8-5

麹町ビジネスサポートプラザ
東京都千代田区麹町6-6

渋谷駅前ビジネスサポートプラザ
東京都渋谷区道玄坂1-12-1
東京都世田谷区太子堂4-1-1

新宿ビジネスサポートプラザ
東京都新宿区新宿3-24-1

新宿西口ビジネスサポートプラザ
東京都新宿区西新宿1-7-1
東京都渋谷区幡ヶ谷1-3-9

東日本ビジネスサポートプラザ
東京都新宿区四谷2-3-5
東京都豊島区南池袋2-27-9
神奈川県横浜市中区本町2-20
愛知県名古屋市中村区名駅4-6-23

横浜駅前ビジネスサポートプラザ
神奈川県横浜市西区北幸1-4-1
神奈川県横浜市中区本町2-20

名古屋駅前ビジネスサポートプラザ
愛知県名古屋市中村区名駅4-6-23

名古屋ビジネスサポートプラザ
愛知県名古屋市中区錦2-18-24

名古屋東ビジネスサポートプラザ
愛知県名古屋市千種区覚王山通8-70-1

西日本

阿倍野ビジネスサポートプラザ
大阪府大阪市阿倍野区阿倍野筋1-1-43
大阪府大阪市平野区平野上町2-7-9

梅田ビジネスサポートプラザ
大阪府大阪市北区角田町8-47

三宮ビジネスサポートプラザ
兵庫県神戸市中央区三宮町1-5-1

難波ビジネスサポートプラザ
大阪府大阪市浪速区難波中2-10-70
大阪府大阪市大正区泉尾1-2-17

西日本ビジネスサポートプラザ
大阪府大阪市西区南堀江1-4-14
兵庫県神戸市中央区三宮町1-5-1

備後町ビジネスサポートプラザ
大阪府大阪市中央区道修町4-1-1

店舗再編状況

店舗統合（平成20年6月30日現在）

（統合実施済み）

店番号	統合店	店番号	継承店
357	青葉台南支店	579	青葉台支店
269	赤坂山王支店	825	赤坂支店
540	明石駅前支店	425	明石支店
865	赤羽北支店	226	赤羽支店
829	赤羽東支店	226	赤羽支店
004	阿佐ヶ谷北支店	792	阿佐ヶ谷支店
033	浅草西支店	230	浅草支店
241	浅草橋南支店	614	浅草橋支店
857	あざみ野西支店	573	あざみ野支店
538	芦屋北口支店	380	芦屋駅前支店
343	厚木北支店	595	厚木支店
670	飯田橋西口支店	888	飯田橋支店
754	池田南口支店	153	池田支店
545	生駒東支店	773	生駒支店
746	伊勢佐木町支店	321	横浜中央支店
534	伊丹東支店	355	伊丹支店
262	市ヶ谷支店	888	飯田橋支店
405	一宮支店	402	名古屋駅前支店
071	市原支店	066	千葉支店
478	伊東支店	862	小田原支店
	イトーヨーカドー葛西店出張所	823	葛西支店
752	茨木東口支店	169	茨木支店
520	今里南支店	105	今里支店
047	入間支店	516	小手指支店
727	歌島橋西支店	126	歌島橋支店
872	梅島支店	248	千住支店
044	梅島駅前支店	839	五反野支店
146	梅田北口支店	127	梅田支店
430	梅田南支店	127	梅田支店
806	浦和駅前支店	040	浦和支店
620	荏原西支店	142	洗足支店
017	恵比寿東支店	656	恵比寿支店
686	海老名出張所	595	厚木支店
876	大泉駅前支店	608	大泉支店
826	大井町支店	785	大森支店
866	大口支店	578	東神奈川支店
136	大阪駅前支店	127	梅田支店
530	大阪北支店	127	梅田支店
263	大塚駅前支店	227	大塚支店
914	大宮西支店	514	大宮支店
236	大森西口支店	785	大森支店
229	御徒町支店	779	上野支店
017	岡谷支店	018	諏訪支店
601	岡山東支店	651	岡山支店
555	尾久支店	648	町屋支店
802	小樽支店	301	札幌支店
824	お花茶屋支店	231	葛飾支店
—	おゆみ野コンサルティングオフィス	066	千葉支店
310	オリンピック湘南支店	565	平塚支店
336	学芸大学駅東支店	094	学芸大学駅前支店
722	鹿児島南支店	508	鹿児島支店
919	鹿島田支店	021	平間支店
342	柏東口支店	498	柏支店
286	春日支店	813	小石川支店
903	春日部駅前支店	005	春日部支店
043	加須支店	005	春日部支店
622	葛飾西支店	231	葛飾支店
035	葛飾東支店	231	葛飾支店
820	金町支店	691	綾瀬支店
312	蒲田北支店	239	蒲田支店
787	蒲田東支店	239	蒲田支店
838	上大岡駅前支店	566	上大岡支店
782	亀戸北支店	254	亀戸支店
324	川崎駅前支店	755	川崎支店
577	河内小阪支店	166	小阪支店
060	かわつる出張所	058	坂戸支店
537	川西南支店	356	川西支店
024	神田小川町支店	219	神田支店
281	神田橋支店	219	神田支店
062	菊川支店	615	錦糸町支店
766	岸和田駅前支店	171	岸和田支店
309	吉祥寺北支店	845	吉祥寺支店
359	行徳駅前支店	206	行徳支店
511	京都中央支店	496	京都支店
214	銀座通支店	026	銀座支店
297	錦糸町北支店	615	錦糸町支店
243	錦糸町南支店	615	錦糸町支店
088	九段営業部	200	本店営業部
621	熊取代理店	174	佐野支店
581	苦楽園出張所	374	夙川支店
256	京成小岩支店	643	小岩支店
822	小岩南支店	643	小岩支店
815	高円寺北口支店	089	高円寺支店
902	高座渋谷支店	347	大和支店
584	甲東園出張所	376	甲東支店
521	神戸中央支店	500	神戸営業部
617	神戸貿易センター出張所	500	神戸営業部
135	高麗橋支店	710	大阪中央支店
885	小金井南支店	848	小金井支店
666	国分寺西代理店	666	国立支店
713	小倉支店	704	北九州支店
233	五反田西口支店	653	五反田支店
367	駒ヶ林支店	400	長田支店
765	金剛北支店	194	金剛支店
771	西大寺支店	546	学園前支店
561	堺北支店	178	堺支店
414	栄町支店	500	神戸営業部
539	逆瀬川駅前支店	378	逆瀬川支店
600	桜上水支店	255	下高井戸支店
075	佐倉南代理店	075	佐倉支店
580	笹塚北支店	921	笹塚支店
801	札幌大通支店	301	札幌支店
385	三軒茶屋支店	788	世田谷支店
410	三神ビル出張所	410	三宮支店
587	三田中央支店	391	三田支店
522	三宮南支店	410	三宮支店
510	志木支店	349	新座志木支店
515	四条大宮支店	496	京都支店
476	静岡北支店	332	静岡支店
680	品川駅前支店	623	三田通支店
265	芝支店	679	浜松町支店
654	渋谷西出張所	654	渋谷支店
927	志村三丁目支店	797	志村支店
917	下馬支店	788	世田谷支店
323	自由が丘東支店	655	自由が丘支店

店番号	統合店	店番号	継承店
809	十条支店	226	赤羽支店
519	十三駅前支店	134	十三支店
860	宿河原支店	596	溝ノ口支店
576	新川崎支店	755	川崎支店
086	神宮前支店	654	渋谷支店
652	新小岩南支店	232	新小岩支店
840	新宿御苑前支店	661	新宿通支店
025	新宿新都心支店	259	新宿西口支店
042	新中野支店	814	中野坂上支店
616	神保町支店	219	神田支店
594	新松戸駅前出張所	844	新松戸出張所
550	新百合ヶ丘駅前支店	360	新百合ヶ丘支店
203	新横浜駅前支店	322	新横浜支店
816	巣鴨駅前支店	693	巣鴨支店
257	砂町東特別出張所	150	砂町支店
199	世田谷通支店	597	経堂支店
253	世田谷西支店	788	世田谷支店
837	千石支店	228	白山支店
642	千住西支店	248	千住支店
811	仙台駅前支店	311	仙台支店
065	祖師谷支店	222	成城支店
471	代官山支店	654	渋谷支店
028	高崎支店	027	前橋支店
063	高田馬場東支店	273	高田馬場支店
807	立川駅前支店	742	立川支店
068	館山支店	074	木更津支店
882	田無駅前支店	851	田無支店
468	玉造西支店	110	玉造支店
246	千鳥町支店	810	下丸子支店
327	千葉東支店	066	千葉支店
585	塚口北出張所	420	塚口支店
202	月島支店	625	築地支店
406	津島支店	402	名古屋駅前支店
145	綱島東口支店	329	綱島支店
911	鶴見北口支店	572	鶴見支店
446	天六北支店	130	天六支店
149	道頓堀支店	111	難波支店
250	ときわ台駅前支店	672	ときわ台支店
050	所沢駅前支店	345	所沢支店
350	戸塚北支店	791	戸塚支店
915	戸部支店	547	横浜駅前支店
753	豊中本町支店	154	豊中支店
490	豊橋駅前支店	404	豊橋支店
137	中之島支店	101	大阪本店営業部
445	中之島西支店	101	大阪本店営業部
790	中野通支店	223	中野支店
401	名古屋中央支店	481	名古屋支店
483	名古屋東口支店	402	名古屋駅前支店
447	難波駅前支店	111	難波支店
331	新潟北支店	007	新潟支店
224	西荻窪南支店	082	西荻窪支店
023	西葛西北口支店	276	西葛西支店
047	西五反田支店	653	五反田支店
116	西田辺駅前支店	450	西田辺支店
851	西東京市役所出張所	851	田無支店
819	日暮里駅前支店	647	日暮里支店
133	日本一支店	111	難波支店
213	日本橋中央支店	015	東京中央支店
479	沼津支店	332	静岡支店
528	寝屋川東支店	157	寝屋川支店

店番号	統合店	店番号	継承店
272	幡ヶ谷南支店	669	幡ヶ谷支店
260	八王子北支店	843	八王子支店
208	羽田支店	785	大森支店
429	浜甲子園支店	582	甲子園支店
279	浜松町北支店	679	浜松町支店
854	羽村出張所	697	福生支店
306	阪急岡本出張所	306	甲南支店
532	阪神尼崎支店	419	尼崎支店
531	阪神西宮支店	370	西宮支店
724	阪神野田支店	119	西野田支店
196	東岸和田出張所	171	岸和田支店
215	日比谷通支店	632	日比谷支店
535	姫路北支店	451	姫路支店
764	枚方南口支店	158	枚方支店
768	広島北支店	605	広島支店
418	深江支店	379	芦屋支店
827	深川西支店	804	深川支店
659	深沢支店	658	桜新町支店
716	福岡中央支店	701	福岡支店
120	福島支店	119	西野田支店
745	藤井寺駅前支店	162	藤井寺支店
861	藤沢北支店	346	藤沢支店
606	富士見ヶ丘支店	638	永福町支店
251	府中駅前支店	628	府中支店
472	船橋駅前支店	325	船橋支店
636	本所支店	615	錦糸町支店
612	本町支店	695	日本橋支店
252	町田駅前支店	847	町田支店
892	松戸西口支店	497	松戸支店
016	松本支店	018	諏訪支店
631	丸ノ内仲通支店	245	丸ノ内支店
207	瑞穂支店	482	上前津支店
205	みずほ台支店	354	志木ニュータウン支店
326	溝ノ口駅前支店	596	溝ノ口支店
683	三鷹駅前支店	247	三鷹支店
524	湊川南支店	320	兵庫支店
590	みなとみらい西出張所	588	横浜支店
687	南青山支店	258	青山支店
041	南浦和支店	040	浦和支店
172	南戸塚代理店	172	港南台支店
503	都島支店	130	天六支店
358	宮崎台南支店	793	宮崎台支店
574	宮前平出張所	793	宮崎台支店
112	向島支店	230	浅草支店
583	武庫之荘駅前出張所	424	武庫之荘支店
267	目黒駅前支店	694	目黒支店
889	本八幡北口支店	077	本八幡支店
201	守谷代理店	201	取手支店
240	八重洲通支店	015	東京中央支店
415	山手支店	500	神戸営業部
831	用賀支店	831	二子玉川支店
328	横浜西支店	547	横浜駅前支店
474	吉田支店	473	甲府支店
291	四谷支店	218	麹町支店
610	四谷駅前支店	218	麹町支店
287	代々木支店	259	新宿西口支店
525	六甲北支店	421	六甲支店
571	和歌山北支店	542	和歌山支店
896	わらび西口支店	586	わらび支店

注：継承店が統合されている場合、現在の継承店を記載

海外（平成20年6月30日現在）

店舗数　支店／19　出張所／6　駐在員事務所／16　合計／41

＊他に主要な現地法人を掲載しております

アジア・オセアニア

●北京支店
16F, North Tower, Beijing Kerry Centre, No.1, Guanghua Road, Chaoyang District, Beijing, The People's Republic of China

●上海支店
11F, Shanghai World Financial Center, 100 Century Avenue, Pudong New Area, Shanghai, The People's Republic of China

●天津支店
12F, The Exchange Tower 2, 189 Nanjing Road, Heping District, Tianjin 300051, The People's Republic of China

●天津支店 天津濱海出張所
8F, E2B, Binhai Financial Street, No. 20, Guangchang East Road, TEDA, Tianjin, The People's Republic of China

●広州支店
12F, International Finance Place, No.8 Huaxia Road, Tianhe District, Guangzhou 510623, The People's Republic of China

●蘇州支店
23F, Metropolitan Towers, No. 199 Shi Shan Road, Suzhou New District, Suzhou, Jiangsu, 215011 The People's Republic of China

●蘇州支店 蘇州工業園区出張所
16F, International Building, No. 2, Suhua Road, Suzhou Industrial Park, Jiangsu Province, The People's Republic of China

●杭州支店
23F, Golden Plaza, No.118, Qing Chun Road, Xia Cheng District, Hangzhou, Zhejiang, 310006 The People's Republic of China

●大連駐在員事務所
Senmao Building 9F, 147 Zhongshan Lu, Dalian,Liaoning 116011 The People's Republic of China

●重慶駐在員事務所
5F, Holiday Inn Yangtze Chongqing, 15 Nan Ping Bei Lu, Chongqing, 400060 The People's Republic of China

●瀋陽駐在員事務所
Room No. 606, Gloria Plaza Hotel Shenyang, No. 32 Yingbin Street, Shenhe District, Shenyang, Liaoning 110013 The People's Republic of China

●北京駐在員事務所
2902, Jing Guang Centre, Hujiatou, Chaoyang District, Beijing, The People's Republic of China

●香港支店
英国SMBCキャピタル・マーケット会社 香港支店
7th & 8th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong Special Administrative Region, The People's Republic of China

●台北支店
Aurora International Building 9F, No. 2, Hsin Yi Rd. Sec. 5, Taipei, 110 Taiwan

●ソウル支店
Young Poong Bldg. 7F, 33, Seorin-dong, Jongno-gu, Seoul, 110-752, Korea

●シンガポール支店
3 Temasek Avenue #06-01, Centennial Tower, Singapore 039190, The Republic of Singapore

●ラブアン支店
Level 12 (B&C), Main Office Tower, Financial Park Labuan, Jalan Merdeka, 87000 Labuan, Federal Territory, Malaysia

●ラブアン支店
クアラルンプール出張所
クアラルンプール駐在員事務所
Letter Box No. 25, 29th Floor, UBN Tower, 10, Jalan P. Ramlee, 50250 Kuala Lumpur, Malaysia

●ホーチミン支店
9th Floor, The Landmark, 5B Ton Duc Thang Street, District 1, Ho Chi Minh City, Vietnam

●ハノイ駐在員事務所
Suite 1001, 10th Floor, Hanoi Central Office Building, 44B Ly Thuong Kiet Street, Hanoi, Vietnam

●ヤンゴン駐在員事務所
Room Number 717/718, Traders Hotel, 223 Sule Pagoda Road, Pabedan Township, Yangon, Myanmar

●バンコック支店
8th-10th Floor, Q.House Lumpini Building, 1 South Sathorn Road, Tungmahamek, Sathorn, Bangkok 10120 Thailand

●マニラ駐在員事務所
20th Floor, Rufino Pacific Tower, 6784 Ayala Avenue, Makati City, Metro Manila, The Philippines

●シドニー支店
三井住友ファイナンス・オーストラリア
Level 35, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000, Australia

●インドネシア三井住友銀行
Summitmas II, 10th Floor, Jl. Jendral Sudirman Kav. 61-62, Jakarta 12190, Indonesia

アメリカ

●ニューヨーク支店
SMBCキャピタル・マーケット会社
SMBCリース・ファイナンス会社
277 Park Avenue, New York, NY 10172, U.S.A.

●ニューヨーク支店
ロスアンゼルス出張所
601 South Figueroa Street, Suite 1800, Los Angeles, CA 90017, U.S.A.

●ニューヨーク支店
サンフランシスコ出張所
555 California Street, Suite 3350, San Francisco, CA 94104, U.S.A.

●ニューヨーク支店
ヒューストン出張所
Two Allen Center, 1200 Smith Street, Suite 1140 Houston, Texas 77002, U.S.A.

●ケイマン支店
P.O. Box 694, Edward Street, George Town, Grand Cayman, Cayman Islands

●マニュファクチャラーズ銀行
515 South Figueroa Street, Los Angeles, CA 90071, U.S.A.

●カナダ三井住友銀行
Ernst & Young Tower, Toronto Dominion Centre, Suite 1400, P.O. Box 172, 222 Bay Street, Toronto, Ontario M5K 1H6, Canada

●ブラジル三井住友銀行
Avenida Paulista, 37, Sao Paulo, Brazil

ヨーロッパ・中東・アフリカ

●欧州三井住友銀行
英国SMBC
キャピタル・マーケット会社
99 Queen Victoria Street, London EC4V 4EH, U.K.

●欧州三井住友銀行 パリ支店
20, Rue de la Ville l'Evêque, 75008 Paris, France

●欧州三井住友銀行 ミラノ支店
Via della Spiga 30/ Via Senato 25, 20121 Milan, Italy

●デュッセルドルフ支店
Prinzenallee 7,40549 Düsseldorf, Federal Republic of Germany

●ブラッセル支店
Avenue des Arts, 58, Bte. 18, 1000 Brussels, Belgium

●アムステルダム駐在員事務所
Strawinskylaan 1733 Toren D-12, 1077XX Amsterdam, the Netherlands

●マドリード駐在員事務所
Serrano 16, 28001 Madrid, Spain

●プラハ駐在員事務所
International Business Centre, Pobrezni 3 186 00 Prague 8, Czech Republic

●欧州三井住友銀行
モスクワ駐在員事務所
Room Number 305, Building 5, Ilyinka St. 3/8 Moscow, 109012 Russian Federation

●三井住友ファイナンス・ダブリン
La Touche House, I.F.S.C., Custom House Docks, Dublin 1, Ireland

●ドバイ支店
Building One, 5th Floor, Gate Precinct, Dubai International Financial Centre, PO Box 506559 Dubai, United Arab Emirates

●ドーハ駐在員事務所
Unit 1504, the Ministry of Economy and Commerce Building, PO Box: 23769, Doha, Qatar

●バハレーン駐在員事務所
No. 406 & 407 (Entrance 3, 4th Floor) Manama Centre, Government Road, Manama, State of Bahrain

●テヘラン駐在員事務所
4th Floor, 80 Nezami Gangavi Street, Vali-e-Asr Avenue, Tehran 14348, Islamic Republic of Iran

●カイロ駐在員事務所
Flat No. 6, 14th Fl., 3 Ibn Kasir Street, Cornish El Nile, Giza, Arab Republic of Egypt

●ヨハネスブルグ駐在員事務所
Building Four, First Floor, Commerce Spuare, 39 Rivonia Road, Sadhurst, Sandton, South Africa

（注）北京駐在員事務所は閉鎖手続き中


三井住友ファイナンス・ダブリン
欧州三井住友銀行
英国SMBCキャピタル・マーケット会社
アムステルダム駐在員事務所
ブラッセル支店
プラハ駐在員事務所
デュッセルドルフ支店
欧州三井住友銀行パリ支店
欧州三井住友銀行ミラノ支店
欧州三井住友銀行モスクワ駐在員事務所
マドリード駐在員事務所
テヘラン駐在員事務所
カイロ駐在員事務所
バハレーン駐在員事務所
ドーハ駐在員事務所
ドバイ支店
ヨハネスブルグ駐在員事務所
シドニー支店
三井住友ファイナンス・オーストラリア

GLOBAL NETWORK

アジア・オセアニア　Asia and Oceania

- 北京支店
- 上海支店
- 天津支店
- 天津支店 天津濱海出張所
- 広州支店
- 蘇州支店
- 蘇州支店 蘇州工業園区出張所
- 杭州支店
- 大連駐在員事務所
- 重慶駐在員事務所
- 瀋陽駐在員事務所
- 北京駐在員事務所
- 香港支店
  英国SMBCキャピタル・マーケット会社香港支店
- 台北支店
- ソウル支店
- シンガポール支店
- ラブアン支店
- ラブアン支店 クアラルンプール出張所
  クアラルンプール駐在員事務所
- ホーチミン支店
- ハノイ駐在員事務所
- ヤンゴン駐在員事務所
- バンコック支店
- マニラ駐在員事務所
- シドニー支店
  三井住友ファイナンス・オーストラリア
- インドネシア三井住友銀行

（注）北京駐在員事務所は閉鎖手続き中

海外拠点網　支店：19　出張所：6　駐在員事務所：16　合計41

※ほかに主要な現地法人を掲載しています。(平成20年6月30日現在)


ロサンゼルス出張所
サンフランシスコ出張所
カナダ三井住友銀行
ニューヨーク支店
SMBCキャピタル・マーケット会社
SMBCリース・ファイナンス会社
マニュファクチャラーズ銀行
ヒューストン出張所
ケイマン支店
ブラジル三井住友銀行
瀋陽駐在員事務所
北京駐在員事務所
北京支店
天津濱海出張所
大連駐在員事務所
天津支店
ソウル支店
蘇州支店
蘇州工業園区出張所
上海支店
重慶駐在員事務所
杭州支店
広州支店
台北支店
ハノイ駐在員事務所
香港支店
英国SMBCキャピタル・マーケット会社香港支店
ヤンゴン駐在員事務所
マニラ駐在員事務所
バンコック支店
ホーチミン支店
ラブアン支店
クアラルンプール出張所
クアラルンプール駐在員事務所
ラブアン支店
シンガポール支店
インドネシア三井住友銀行

アメリカ　The Americas

- ニューヨーク支店
  SMBCキャピタル・マーケット会社
  SMBCリース・ファイナンス会社
- ニューヨーク支店
  ロサンゼルス出張所
- ニューヨーク支店
  サンフランシスコ出張所
- ニューヨーク支店
  ヒューストン出張所
- ケイマン支店
- マニュファクチャラーズ銀行
- カナダ三井住友銀行
- ブラジル三井住友銀行

ヨーロッパ・中東・アフリカ　Europe, Middle East and Africa

- 欧州三井住友銀行
  英国SMBCキャピタル・
  マーケット会社
- 欧州三井住友銀行パリ支店
- 欧州三井住友銀行ミラノ支店
- デュッセルドルフ支店
- ブラッセル支店
- アムステルダム駐在員事務所
- マドリード駐在員事務所
- プラハ駐在員事務所
- 欧州三井住友銀行
  モスクワ駐在員事務所
- 三井住友ファイナンス・ダブリン
- ドバイ支店
- ドーハ駐在員事務所
- バハレーン駐在員事務所
- テヘラン駐在員事務所
- カイロ駐在員事務所
- ヨハネスブルグ駐在員事務所

三井住友フィナンシャルグループの業務内容

1. 経営管理

銀行、その他銀行法により子会社とすることができる会社の経営管理を行っています。

2. その他

上記の業務に附帯する業務を行っています。

三井住友銀行の業務内容

1. 預金業務

(1) 預金

当座預金、普通預金、貯蓄預金、通知預金、定期預金、別段預金、納税準備預金、非居住者円預金、外貨預金などを取り扱っています。

(2) 譲渡性預金

譲渡可能な定期預金を取り扱っています。

2. 貸出業務

(1) 貸付

手形貸付、証書貸付および当座貸越を取り扱っています。

(2) 手形の割引

銀行引受手形、商業手形および荷付為替手形の割引を取り扱っています。

3. 商品有価証券売買業務

国債等公共債の売買業務を行っています。

4. 有価証券投資業務

預金の支払い準備および資金運用のため、国債、地方債、社債、株式、その他の証券に投資しています。

5. 内国為替業務

送金為替、振込および代金取立等を取り扱っています。

6. 外国為替業務

輸出、輸入および外国送金その他外国為替に関する各種業務を行っています。

7. 金融先物取引等の受託等業務

金融先物・オプション取引、証券先物・オプション取引の受託および金利先渡取引・為替先渡取引業務を行っています。

8. 社債受託および登録業務

社債の募集、管理の受託、担保付社債の担保に関する受託業務および登録に関する業務を行っています。

9. 信託業務

資産流動化業務に関する金銭債権の受託等の信託業務および信託代理店業務を行っています。

10. 主な附帯業務

(1) 債務の保証（支払承諾）

(2) 有価証券の貸付

(3) 公共債の引受および窓口販売業務

(4) 金銭債権の取得および譲渡（コマーシャルペーパー等の取り扱い）

(5) 公共債の募集・管理の受託業務

(6) 代理業務（中小企業金融公庫、国民生活金融公庫等の代理貸付業務等）

(7) 金銭出納事務等（地方公共団体の指定金融機関業務、日本銀行代理店業務等、および株式払込金の受入・配当金支払い事務等）

(8) 保護預りおよび貸金庫業務

(9) 両替業務

(10) 金融等デリバティブ

(11) 金の売買

(12) 投資信託の受益証券の窓口販売業務

(13) 証券仲介業務

(14) 保険募集業務



財務データ

CONTENTS

三井住友フィナンシャルグループ

連結財務諸表 94
連結貸借対照表 94
連結損益計算書 96
連結株主資本等変動計算書 97
連結キャッシュ・フロー計算書 99
連結財務諸表作成のための基本となる重要な事項 101
注記事項 104
有価証券関係 112
金銭の信託関係 114
その他有価証券評価差額金 114
デリバティブ取引関係 115
セグメント情報 119
財務諸表 121
貸借対照表 121
損益計算書 123
株主資本等変動計算書 124
重要な会計方針 125
注記事項 125
損益の状況（連結） 127
資産・負債の状況（連結） 130
資本の状況（単体） 133
自己資本比率に関する事項 139

三井住友銀行

連結財務諸表 172
連結貸借対照表 172
連結損益計算書 174
連結株主資本等変動計算書 175
連結キャッシュ・フロー計算書 177
連結財務諸表作成のための基本となる重要な事項 179
注記事項 182
有価証券関係 188
金銭の信託関係 190
その他有価証券評価差額金 190
デリバティブ取引関係 191
セグメント情報 195
財務諸表 197
貸借対照表 197
損益計算書 200
株主資本等変動計算書 202
重要な会計方針 204
注記事項 206
有価証券関係 208
金銭の信託関係 210
デリバティブ取引関係 211
損益の状況（連結） 213
資産・負債の状況（連結） 216
損益の状況（単体） 218
預金（単体） 222
貸出（単体） 224
証券（単体） 230
諸比率（単体） 232
資本の状況（単体） 233
従業員・店舗の状況（単体） 235
その他（単体） 236
信託業務の状況（単体） 237
自己資本比率に関する事項 241
連結自己資本比率に関する事項 241
単体自己資本比率に関する事項 260

連結財務諸表

平成19年度は金融商品取引法第193条の2第1項の規定に基づき、平成18年度は証券取引法第193条の2の規定に基づき、当社の連結貸借対照表、連結損益計算書、連結株主資本等変動計算書、連結キャッシュ・フロー計算書及び連結附属明細表については、あずさ監査法人の監査証明を受けております。

連結貸借対照表

（金額単位　百万円）

科目	平成18年度末 平成19年3月31日現在	平成19年度末 平成20年3月31日現在
（資産の部）		
現金預け金	4,036,856	5,017,325 ※8
コールローン及び買入手形	1,107,078	595,802
買現先勘定	76,551	357,075
債券貸借取引支払保証金	2,276,894	1,940,170
買入金銭債権	963,916	1,153,070 ※8
特定取引資産	3,277,885	4,123,611 ※8
金銭の信託	2,924	7,329
有価証券	20,537,500	23,517,501 ※1, 2, 8, 15
貸出金	58,689,322	62,144,874 ※3, 4, 5, 6, 7, 8, 9
外国為替	881,436	893,567 ※7
その他資産	3,349,949	4,951,587 ※8
有形固定資産	817,567	820,411 ※10, 11, 12
建物	226,593	235,729
土地	476,059	463,225
建設仮勘定	703	3,755
その他の有形固定資産	114,211	117,700
無形固定資産	234,896	332,525
ソフトウェア	123,151	141,419
のれん	100,850	178,645
その他の無形固定資産	10,894	12,460
リース資産	1,001,346	1,425,097 ※11
繰延税金資産	887,224	985,528
支払承諾見返	3,606,050	4,585,141
貸倒引当金	△889,093	△894,702
資産の部合計	**100,858,309**	**111,955,918**

（金額単位　百万円）

科目	平成18年度末 平成19年3月31日現在	平成19年度末 平成20年3月31日現在
（負債の部）		
預金	72,156,224	72,690,624 ※8
譲渡性預金	2,589,217	3,078,149
コールマネー及び売渡手形	2,286,698	2,638,142 ※8
売現先勘定	140,654	1,832,467 ※8
債券貸借取引受入担保金	1,516,342	5,732,042 ※8
特定取引負債	1,942,973	2,671,316 ※8
借用金	3,214,137	4,279,034 ※8, 13
外国為替	323,890	301,123
短期社債	439,600	769,100
社債	4,093,525	3,969,308 ※14
信託勘定借	65,062	80,796
その他負債	2,981,714	3,916,427 ※8
賞与引当金	27,513	29,267
役員賞与引当金	—	1,171
退職給付引当金	34,424	38,701
役員退職慰労引当金	7,371	7,998
預金払戻引当金	—	10,417
特別法上の引当金	1,137	1,118
繰延税金負債	50,953	52,046
再評価に係る繰延税金負債	49,536	47,446 ※10
支払承諾	3,606,050	4,585,141 ※8
負債の部合計	**95,527,029**	**106,731,842**
（純資産の部）		
資本金	1,420,877	1,420,877
資本剰余金	57,773	57,826
利益剰余金	1,386,436	1,740,610
自己株式	△123,454	△123,989
株主資本合計	2,741,632	3,095,324
その他有価証券評価差額金	1,262,135	550,648
繰延ヘッジ損益	△87,729	△75,233
土地再評価差額金	37,605	34,910 ※10
為替換算調整勘定	△30,656	△27,323
評価・換算差額等合計	1,181,353	483,002
新株予約権	14	43
少数株主持分	1,408,279	1,645,705
純資産の部合計	**5,331,279**	**5,224,076**
負債及び純資産の部合計	**100,858,309**	**111,955,918**

（注）記載金額は、百万円未満を切り捨てて表示しております。

連結損益計算書

（金額単位　百万円）

科目	平成18年度 自 平成18年4月1日 至 平成19年3月31日	平成19年度 自 平成19年4月1日 至 平成20年3月31日
経常収益	**3,901,259**	**4,623,545**
資金運用収益	1,979,069	2,145,451
貸出金利息	1,375,851	1,557,823
有価証券利息配当金	369,770	333,255
コールローン利息及び買入手形利息	28,208	26,014
買現先利息	7,098	7,044
債券貸借取引受入利息	4,857	7,032
預け金利息	96,763	101,120
その他の受入利息	96,517	113,160
信託報酬	3,508	3,752
役務取引等収益	705,998	704,283
特定取引収益	127,561	469,571
その他業務収益	1,003,632	1,212,635
リース料収入	426,154	501,481
割賦売上高	277,405	344,563
その他の業務収益	300,072	366,590
その他経常収益	81,489	87,850 ※1
経常費用	**3,102,649**	**3,792,384**
資金調達費用	810,476	935,067
預金利息	457,078	495,690
譲渡性預金利息	43,476	51,103
コールマネー利息及び売渡手形利息	18,807	23,529
売現先利息	18,354	7,404
債券貸借取引支払利息	60,856	45,499
コマーシャル・ペーパー利息	1	—
借用金利息	32,175	47,862
短期社債利息	1,503	4,105
社債利息	89,719	90,945
その他の支払利息	88,502	168,926
役務取引等費用	96,812	92,289
特定取引費用	1,936	—
その他業務費用	1,004,370	1,392,089
賃貸原価	376,098	438,856
割賦原価	258,606	310,644
その他の業務費用	369,666	642,588
営業経費	888,561	978,896 ※2
その他経常費用	300,491	394,041
貸倒引当金繰入額	23,663	71,278
その他の経常費用	276,827	322,763 ※3
経常利益	**798,610**	**831,160**
特別利益	**46,527**	**115,495**
固定資産処分益	4,730	10,988
償却債権取立益	1,236	1,355
証券取引責任準備金取崩額	3	—
金融商品取引責任準備金取崩額	—	18
その他の特別利益	40,556	103,133 ※4
特別損失	**38,347**	**17,700**
固定資産処分損	7,798	12,538
減損損失	30,548	5,161 ※5
金融商品取引責任準備金繰入額	—	0
税金等調整前当期純利益	**806,790**	**928,955**
法人税、住民税及び事業税	**87,818**	**103,900**
法人税等調整額	**218,770**	**282,538**
少数株主利益	**58,850**	**80,980**
当期純利益	**441,351**	**461,536**

（注）記載金額は、百万円未満を切り捨てて表示しております。

連結株主資本等変動計算書

平成18年度（自 平成18年4月1日　至 平成19年3月31日）

（金額単位　百万円）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成18年3月31日残高	1,420,877	1,229,225	992,064	△4,393	3,637,773
連結会計年度中の変動額					
株式交換による増加		221,365			221,365
剰余金の配当			△47,951		△47,951
当期純利益			441,351		441,351
自己株式の取得				△1,519,599	△1,519,599
自己株式の処分		3,459		4,260	7,720
自己株式の消却		△1,396,277		1,396,277	—
連結子会社の増加に伴う増加			396		396
連結子会社の減少に伴う増加			22		22
連結子会社の増加に伴う減少			△16		△16
連結子会社の減少に伴う減少			△5		△5
土地再評価差額金取崩			575		575
株主資本以外の項目の連結会計年度中の変動額（純額）					
連結会計年度中の変動額合計	—	△1,171,452	394,372	△119,061	△896,141
平成19年3月31日残高	1,420,877	57,773	1,386,436	△123,454	2,741,632

（金額単位　百万円）

	評価・換算差額等					新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成18年3月31日残高	819,927	—	38,173	△41,475	816,625	—	1,113,025	5,567,424
連結会計年度中の変動額								
株式交換による増加								221,365
剰余金の配当								△47,951
当期純利益								441,351
自己株式の取得								△1,519,599
自己株式の処分								7,720
自己株式の消却								—
連結子会社の増加に伴う増加								396
連結子会社の減少に伴う増加								22
連結子会社の増加に伴う減少								△16
連結子会社の減少に伴う減少								△5
土地再評価差額金取崩								575
株主資本以外の項目の連結会計年度中の変動額（純額）	442,207	△87,729	△568	10,818	364,728	14	295,254	659,996
連結会計年度中の変動額合計	442,207	△87,729	△568	10,818	364,728	14	295,254	△236,144
平成19年3月31日残高	1,262,135	△87,729	37,605	△30,656	1,181,353	14	1,408,279	5,331,279

（注）記載金額は、百万円未満を切り捨てて表示しております。

平成19年度（自 平成19年4月1日　至 平成20年3月31日）

（金額単位　百万円）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成19年3月31日残高	1,420,877	57,773	1,386,436	△123,454	2,741,632
連結会計年度中の変動額					
剰余金の配当			△110,215		△110,215
当期純利益			461,536		461,536
自己株式の取得				△901	△901
自己株式の処分		53		367	420
連結子会社の増加に伴う増加			268		268
連結子会社の減少に伴う増加			7		7
連結子会社の増加に伴う減少			△100		△100
連結子会社の減少に伴う減少			△3		△3
土地再評価差額金取崩			2,681		2,681
株主資本以外の項目の連結会計年度中の変動額（純額）					
連結会計年度中の変動額合計	—	53	354,173	△534	353,692
平成20年3月31日残高	1,420,877	57,826	1,740,610	△123,989	3,095,324

（金額単位　百万円）

	評価・換算差額等					新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成19年3月31日残高	1,262,135	△87,729	37,605	△30,656	1,181,353	14	1,408,279	5,331,279
連結会計年度中の変動額								
剰余金の配当								△110,215
当期純利益								461,536
自己株式の取得								△901
自己株式の処分								420
連結子会社の増加に伴う増加								268
連結子会社の減少に伴う増加								7
連結子会社の増加に伴う減少								△100
連結子会社の減少に伴う減少								△3
土地再評価差額金取崩								2,681
株主資本以外の項目の連結会計年度中の変動額（純額）	△711,486	12,495	△2,694	3,333	△698,351	29	237,426	△460,895
連結会計年度中の変動額合計	△711,486	12,495	△2,694	3,333	△698,351	29	237,426	△107,203
平成20年3月31日残高	550,648	△75,233	34,910	△27,323	483,002	43	1,645,705	5,224,076

（注）記載金額は、百万円未満を切り捨てて表示しております。

連結キャッシュ・フロー計算書

（金額単位　百万円）

区分	平成18年度 自 平成18年4月1日 至 平成19年3月31日	平成19年度 自 平成19年4月1日 至 平成20年3月31日
Ⅰ　営業活動によるキャッシュ・フロー		
税金等調整前当期純利益	806,790	928,955
固定資産減価償却費	78,869	83,346
リース資産減価償却費	335,399	403,775
減損損失	30,548	5,161
のれん償却額	4,858	10,520
持分法による投資損益（△）	104,170	41,760
子会社株式売却損益及び子会社の増資に伴う持分変動損益（△）	△5,072	106
貸倒引当金の増加額	△146,971	△26,197
賞与引当金の増加額	2,128	1,289
役員賞与引当金の増加額	—	1,146
退職給付引当金の増加額	△2,639	2,178
役員退職慰労引当金の増加額	7,371	295
預金払戻引当金の増加額	—	10,417
資金運用収益	△1,979,069	△2,145,451
資金調達費用	810,476	935,067
有価証券関係損益（△）	71,686	29,146
金銭の信託の運用損益（△）	△0	△227
為替差損益（△）	△103,541	355,913
固定資産処分損益（△）	3,067	1,550
リース資産処分損益（△）	△1,364	△2,436
特定取引資産の純増（△）減	767,067	△864,864
特定取引負債の純増減（△）	△969,090	747,776
貸出金の純増（△）減	△1,376,693	△3,372,601
預金の純増減（△）	1,307,266	776,786
譲渡性預金の純増減（△）	△136,304	497,697
借用金（劣後特約付借入金を除く）の純増減（△）	1,141,752	333,136
有利息預け金の純増（△）減	△157,092	△241,409
コールローン等の純増（△）減	△612,297	34,765
債券貸借取引支払保証金の純増（△）減	△320,243	336,724
コールマネー等の純増減（△）	△5,994,528	2,044,633
コマーシャル・ペーパーの純増減（△）	△10,000	—
債券貸借取引受入担保金の純増減（△）	△1,230,782	4,215,699
外国為替（資産）の純増（△）減	66,917	△14,713
外国為替（負債）の純増減（△）	△124,047	△22,916
短期社債（負債）の純増減（△）	55,700	42,500
普通社債の発行・償還による純増減（△）	△198,091	△220,801
信託勘定借の純増減（△）	△253,534	15,733
資金運用による収入	1,966,949	2,146,724
資金調達による支出	△774,678	△924,191
その他	197,841	△326,054
小計	△6,637,179	5,840,942
法人税等の支払額	△123,561	△58,353
営業活動によるキャッシュ・フロー	**△6,760,740**	**5,782,588**

（次ページに続く）

（連結キャッシュ・フロー計算書続き）

（金額単位　百万円）

区分	平成18年度 自 平成18年4月1日 至 平成19年3月31日	平成19年度 自 平成19年4月1日 至 平成20年3月31日
II 投資活動によるキャッシュ・フロー		
有価証券の取得による支出	△35,085,809	△50,073,494
有価証券の売却による収入	21,544,154	35,014,774
有価証券の償還による収入	18,886,454	10,504,800
金銭の信託の増加による支出	—	△5,378
金銭の信託の減少による収入	—	796
有形固定資産の取得による支出	△193,614	△71,301
有形固定資産の売却による収入	8,474	16,592
無形固定資産の取得による支出	△57,506	△64,918
無形固定資産の売却による収入	6	252
リース資産の取得による支出	△383,526	△457,070
リース資産の売却による収入	48,392	51,141
子会社株式の一部売却による収入	3,745	198
連結範囲の変更を伴う子会社株式の取得による支出	△1,317	△2,951
投資活動によるキャッシュ・フロー	**4,769,454**	**△5,086,559**
III 財務活動によるキャッシュ・フロー		
劣後特約付借入による収入	20,000	40,000
劣後特約付借入金の返済による支出	△83,000	△76,000
劣後特約付社債・新株予約権付社債の発行による収入	196,951	214,000
劣後特約付社債・新株予約権付社債の償還による支出	△181,283	△47,000
配当金支払額	△47,926	△110,099
少数株主からの払込みによる収入	360,362	141,500
少数株主への配当金支払額	△46,724	△60,239
自己株式の取得による支出	△1,474,644	△901
自己株式の処分による収入	11,320	853
財務活動によるキャッシュ・フロー	**△1,244,945**	**102,112**
IV 現金及び現金同等物に係る換算差額	**3,434**	**△8,465**
V 現金及び現金同等物の増加額（△は現金及び現金同等物の減少額）	**△3,232,797**	**789,676**
VI 現金及び現金同等物の期首残高	**5,159,822**	**1,927,024**
VII 連結子会社の合併に伴う現金及び現金同等物の増加額	**—**	**1,183**
VIII 新規連結に伴う現金及び現金同等物の増加額	**0**	**18,870**
IX 連結除外に伴う現金及び現金同等物の減少額	**—**	**△3**
X 現金及び現金同等物の期末残高	**1,927,024**	**2,736,752** ※1

（注）記載金額は、百万円未満を切り捨てて表示しております。

連結財務諸表作成のための基本となる重要な事項（当連結会計年度 自 平成19年4月1日 至 平成20年3月31日）

1. 連結の範囲に関する事項

（1）連結子会社 268社

主要な会社名

株式会社三井住友銀行
株式会社みなと銀行
株式会社関西アーバン銀行
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
三井住友ファイナンス＆リース株式会社
三井住友カード株式会社
株式会社クオーク
SMBCファイナンスサービス株式会社
SMBCフレンド証券株式会社
株式会社日本総合研究所
SMBC Capital Markets, Inc.

なお、株式会社クオーク他32社は議決権の所有割合の増加等により、エムジーリース株式会社他75社は三井住友銀リース株式会社と住商リース株式会社の合併により、当連結会計年度から連結子会社としております。

SMFG企業再生債権回収株式会社他5社は清算等により子会社でなくなったため、当連結会計年度より連結子会社から除外しております。

また、エスエムエルシー・アントリア株式会社他15社は匿名組合方式による賃貸事業を行う営業者となったため、当連結会計年度より連結子会社から除外し、持分法非適用の非連結子会社としております。

（2）非連結子会社

主要な会社名

SBCS Co., Ltd.

子会社エスエムエルシー・マホガニー有限会社他237社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第5条第1項ただし書第2号により、連結の範囲から除外しております。

また、その他の非連結子会社の総資産、経常収益、当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

財務諸表等規則第8条第7項の規定により出資者等の子会社に該当しないものと推定された特別目的会社14社の概要等は、「（開示対象特別目的会社関係）」の注記に掲げております。

なお、「一定の特別目的会社に係る開示に関する適用指針」（企業会計基準適用指針第15号 平成19年3月29日）が平成19年4月1日以後開始する連結会計年度から適用されることになったことに伴い、当連結会計年度から同適用指針を適用しております。

2. 持分法の適用に関する事項

（1）持分法適用の非連結子会社 3社

主要な会社名

SBCS Co., Ltd.

（2）持分法適用の関連会社 71社

主要な会社名

住友三井オートサービス株式会社
プロミス株式会社
株式会社セントラルファイナンス
株式会社オーエムシーカード
大和証券エスエムビーシー株式会社
エヌ・アイ・エフSMBCベンチャーズ株式会社
大和住銀投信投資顧問株式会社
三井住友アセットマネジメント株式会社

株式会社セントラルファイナンス他24社は株式取得等により、当連結会計年度より持分法適用の関連会社としております。

また、株式会社クオーク他2社は連結子会社となったため、NIFキャピタルマネジメント株式会社他9社は合併等により、当連結会計年度より持分法適用の関連会社から除外しております。

（3）持分法非適用の非連結子会社

子会社エスエムエルシー・マホガニー有限会社他237社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第10条第1項ただし書第2号により、持分法非適用にしております。

（4）持分法非適用の関連会社

主要な会社名

Daiwa SB Investments (USA) Ltd.

持分法非適用の関連会社の当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

3. 連結子会社の事業年度等に関する事項

（1）連結子会社の決算日は次のとおりであります。

6月末日	6社
7月末日	2社
9月末日	7社
10月末日	2社
11月末日	2社
12月末日	122社
1月末日	7社
2月末日	6社
3月末日	114社

（2）7月末日、9月末日、11月末日及び1月末日を決算日とする連結子会社は3月末日現在、6月末日を決算日とする連結子会社は12月末日及び3月末日現在、10月末日を決算日とする連結子会社については1月末日及び3月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社についてはそれぞれの決算日の財務諸表により連結しております。

連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。

4. 会計処理基準に関する事項

（1）特定取引資産・負債の評価基準及び収益・費用の計上基準

金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。

また、特定取引収益及び特定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。

（2）有価証券の評価基準及び評価方法

①有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前1カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。

なお、その他有価証券の評価差額については、全部純資産直入法により処理しております。

②金銭の信託において信託財産を構成している有価証券の評価は、上記（1）及び（2）①と同じ方法により行っております。

(3) デリバティブ取引の評価基準及び評価方法
デリバティブ取引(特定取引目的の取引を除く。)の評価は、時価法により行っております。
なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。

(4) 減価償却の方法
①有形固定資産及びリース資産
当社及び連結子会社である三井住友銀行の有形固定資産の減価償却は、定額法(ただし、動産については定率法)を採用しております。また、主な耐用年数は次のとおりであります。

建物　　7年～50年
動産　　2年～20年

その他の連結子会社の有形固定資産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。
なお、平成19年度税制改正に伴い、平成19年4月1日以後に取得した有形固定資産については、改正後の法人税法に基づく償却方法により減価償却費を計上しております。これによる連結貸借対照表等に与える影響は軽微であります。
また、当連結会計年度より、平成19年3月31日以前に取得した有形固定資産については、償却可能限度額に達した連結会計年度の翌連結会計年度以後、残存簿価を5年間で均等償却しております。これによる連結貸借対照表等に与える影響は軽微であります。

②無形固定資産
無形固定資産は、定額法により償却しております。
なお、自社利用のソフトウェアについては、当社及び国内連結子会社における利用可能期間(主として5年)に基づいて償却しております。

(5) 貸倒引当金の計上基準
主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。
破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者(以下、「破綻懸念先」という。)に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。
なお、連結子会社である三井住友銀行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。
上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。
すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。
その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。
なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は518,594百万円であります。

(6) 賞与引当金の計上基準
賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。

(7) 役員賞与引当金の計上基準
役員賞与引当金は、役員(執行役員を含む、以下同じ。)への賞与の支払いに備えるため、役員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。

(8) 退職給付引当金の計上基準
退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務：
その発生時の従業員の平均残存勤務期間内の一定の年数(主として9年)による定額法により損益処理
数理計算上の差異：
各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として9年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理

(9) 役員退職慰労引当金の計上基準
役員退職慰労引当金は、役員(執行役員を含む。)に対する退職慰労金の支払いに備えるため、内規に基づく当連結会計年度末の要支給額を計上しております。

(10) 預金払戻引当金の計上基準
預金払戻引当金は、一定の条件を満たし負債計上を中止した預金について、預金者からの払戻請求に備えるため、過去の払戻実績に基づく将来の払戻損失見込額を計上しております。負債計上を中止した預金の預金者への払戻については、従来は払戻時に損失処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」(日本公認会計士協会　監査・保証実務委員会報告第42号)が平成19年4月13日付で公表されたことを踏まえ、当連結会計年度より過去の払戻実績に基づく将来の払戻損失見込額を引き当てる方法に変更しております。
この結果、従来の方法によった場合に比べ、経常利益及び税金等調整前当期純利益は10,417百万円それぞれ減少しております。
上記に係るセグメント情報に与える影響はセグメント情報に記載しております。

(11) 特別法上の引当金の計上基準
特別法上の引当金は、金融商品取引責任準備金1,118百万円であり、有価証券の売買その他の取引又はデリバティブ取引等に関して生じた事故による損失の補てんに充てるため、金融商品取引法第46条の5及び第48条の3の規定に基づき計上しております。
なお、従来、金融先物取引法第81条及び証券取引法第51条の規定に基づき、金融先物取引責任準備金及び証券取引責任準備金を計上しておりましたが、平成19年9月30日に金融商品取引法が施行されたことに伴い、当連結会計年度から金融商品取引責任準備金として計上しております。

(12) 外貨建資産・負債の換算基準
当社及び連結子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として連結決算日の為替相場による円換算額を付しております。
また、その他の連結子会社の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。

(13) リース取引の処理方法
当社及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

(14) リース取引等に関する収益及び費用の計上基準
①リース取引のリース料収入の計上方法
主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。
②割賦販売取引の売上高及び売上原価の計上方法
主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。

(15) 重要なヘッジ会計の方法
・金利リスク・ヘッジ
連結子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジを適用しております。
小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。)に規定する繰延ヘッジを適用しております。
相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。
個別ヘッジについても、当該個別ヘッジに係る有効性の評価をしております。
また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当連結会計年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は17,608百万円(税効果額控除前)、繰延ヘッジ利益の総額は13,358百万円(同前)であります。
・為替変動リスク・ヘッジ
連結子会社である三井住友銀行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。)に基づく繰延ヘッジを適用しております。
これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。
また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。
・連結会社間取引等
デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間(又は内部部門間)の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。
なお、三井住友銀行以外の一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。また、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第19号)に定められた処理を行っております。

(16) 消費税等の会計処理
当社及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

5. 連結子会社の資産及び負債の評価に関する事項
連結子会社の資産及び負債の評価については、全面時価評価法を採用しております。

6. のれん及び負ののれんの償却に関する事項
SMBCフレンド証券株式会社及び三井住友ファイナンス&リース株式会社に係るのれんは20年間の均等償却、三井住友銀リース株式会社に係るのれんは5年間の均等償却、その他については発生年度に全額償却しております。

7. 連結キャッシュ・フロー計算書における資金の範囲
連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。

【連結財務諸表作成のための基本となる重要な事項の変更】

(連結財務諸表における税効果会計に関する実務指針)
企業集団内の会社に投資(子会社株式等)を売却した場合の税効果会計について、「連結財務諸表における税効果会計に関する実務指針」(日本公認会計士協会会計制度委員会報告第6号　平成19年3月29日)の第30-2項を当連結会計年度から適用しております。この結果、従来の方法によった場合に比べ、当期純利益は18,939百万円減少しております。
(金融商品に関する会計基準)
「金融商品に関する会計基準」(企業会計基準第10号)及び「金融商品会計に関する実務指針」(日本公認会計士協会会計制度委員会報告第14号)等における有価証券の範囲に関する規定が平成19年6月15日付及び同7月4日付で一部改正され、金融商品取引法の施行日以後に終了する連結会計年度から適用されることになったことに伴い、当連結会計年度から改正会計基準及び実務指針を適用しております。

【表示方法の変更】

「銀行法施行規則」(昭和57年大蔵省令第10号)別紙様式が「銀行法施行規則等の一部を改正する内閣府令」(内閣府令第60号　平成19年8月8日)により改正され、平成19年9月30日から施行されることになったことに伴い、「特別利益」に計上しておりました「金融先物取引責任準備金取崩額」及び「証券取引責任準備金取崩額」は、当連結会計年度から「金融商品取引責任準備金取崩額」として計上しております。また、「特別損失」に計上しておりました「金融先物取引責任準備金繰入額」及び「証券取引責任準備金繰入額」は、当連結会計年度から「金融商品取引責任準備金繰入額」として計上しております。

（連結貸借対照表関係）

※1. 有価証券には、非連結子会社及び関連会社の株式488,876百万円及び出資金5,252百万円を含んでおります。関連会社の株式のうち、共同支配企業に対する投資額は13,263百万円であります。

※2. 無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計81,071百万円含まれております。
無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は1,758,728百万円、当連結会計年度末に当該処分をせずに所有しているものは504,363百万円であります。

※3. 貸出金のうち、破綻先債権額は73,472百万円、延滞債権額は607,226百万円であります。
なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。
また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

※4. 貸出金のうち、3カ月以上延滞債権額は26,625百万円であります。
なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

※5. 貸出金のうち、貸出条件緩和債権額は385,336百万円であります。
なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

※6. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,092,661百万円であります。
なお、上記3.から6.に掲げた債権額は、貸倒引当金控除前の金額であります。

※7. 手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は807,712百万円であります。

※8. 担保に供している資産は次のとおりであります。

担保に供している資産	
現金預け金	158,679百万円
特定取引資産	673,261百万円
有価証券	8,334,432百万円
貸出金	952,137百万円
その他資産（延払資産等）	3,008百万円
担保資産に対応する債務	
預金	25,381百万円
コールマネー及び売渡手形	1,135,000百万円
売現先勘定	1,714,479百万円
債券貸借取引受入担保金	5,379,076百万円
特定取引負債	150,283百万円
借用金	1,447,744百万円
その他負債	14,499百万円
支払承諾	140,917百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金7,745百万円、特定取引資産601,560百万円、有価証券3,344,984百万円、買入金銭債権427百万円及び貸出金888,532百万円を差し入れております。
また、その他資産のうち保証金は85,979百万円、先物取引差入証拠金は11,546百万円であります。

※9. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、40,694,898百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが34,502,051百万円あります。
なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

※10. 連結子会社である三井住友銀行は、土地の再評価に関する法律（平成10年3月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。
また、その他の一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。
再評価を行った年月日
連結子会社である三井住友銀行
平成10年3月31日及び平成14年3月31日
その他の一部の連結子会社
平成11年3月31日、平成14年3月31日
同法律第3条第3項に定める再評価の方法
連結子会社である三井住友銀行
土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。
その他の一部の連結子会社
土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。

※11. 有形固定資産の減価償却累計額は557,958百万円、リース資産の減価償却累計額は2,356,863百万円であります。

※12. 有形固定資産の圧縮記帳額 66,936百万円
（当連結会計年度圧縮記帳額 —百万円）

※13. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金523,500百万円が含まれております。

※14. 社債には、劣後特約付社債2,281,432百万円が含まれております。

※15. 「有価証券」中の社債のうち、有価証券の私募（金融商品取引法第2条第3項）による社債に対する保証債務の額は2,179,347百万円であります。

(連結損益計算書関係)

※1. その他経常収益には、株式等売却益61,509百万円を含んでおります。

※2. 営業経費には、研究開発費236百万円を含んでおります。

※3. その他の経常費用には、貸出金償却141,750百万円、株式等償却62,835百万円、延滞債権等を売却したことによる損失35,300百万円及び持分法による投資損失41,760百万円を含んでおります。

※4. その他の特別利益は、子会社の合併に伴う持分変動利益103,133百万円であります。

※5. 当連結会計年度において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

(金額単位 百万円)

地域	主な用途	種類	減損損失額
首都圏	営業用店舗 4カ店	土地、建物等	41
	遊休資産 27物件		1,196
	その他 2物件		69
近畿圏	営業用店舗 5カ店	土地、建物等	298
	遊休資産 18物件		3,086
その他	営業用店舗 9カ店	土地、建物等	17
	遊休資産 13物件		451

連結子会社である三井住友銀行は、継続的な収支の管理・把握を実施している各営業拠点(物理的に同一の資産を共有する拠点)をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、その他の連結会社については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。

当連結会計年度は、三井住友銀行では遊休資産について、また、その他の連結子会社については、営業用店舗、遊休資産等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能価額まで減額し、当該減少額を減損損失として特別損失に計上しております。回収可能価額は、主として正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

(連結株主資本等変動計算書関係)

1. 発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

(単位 株)

	前連結会計年度末株式数	当連結会計年度増加株式数	当連結会計年度減少株式数	当連結会計年度末株式数
発行済株式				
普通株式	7,733,653.77	—	—	7,733,653.77
第1回第四種優先株式	4,175	—	—	4,175
第2回第四種優先株式	4,175	—	—	4,175
第3回第四種優先株式	4,175	—	—	4,175
第4回第四種優先株式	4,175	—	—	4,175
第5回第四種優先株式	4,175	—	—	4,175
第6回第四種優先株式	4,175	—	—	4,175
第7回第四種優先株式	4,175	—	—	4,175
第8回第四種優先株式	4,175	—	—	4,175
第9回第四種優先株式	4,175	—	—	4,175
第10回第四種優先株式	4,175	—	—	4,175
第11回第四種優先株式	4,175	—	—	4,175
第12回第四種優先株式	4,175	—	—	4,175
第1回第六種優先株式	70,001	—	—	70,001
合計	7,853,754.77	—	—	7,853,754.77
自己株式				
普通株式(注)	168,630.95	895.01	528.55	168,997.41
合計	168,630.95	895.01	528.55	168,997.41

(注) 普通株式の自己株式の増加895.01株は、端株の買取りによる増加であります。
また、普通株式の自己株式の減少528.55株は、端株の売渡し及びストック・オプションの権利行使による減少234.55株並びに連結子会社が保有していた三井住友フィナンシャルグループ株式の売却による減少294株によるものであります。

2. 新株予約権に関する事項

(単位 株、百万円)

区分	新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数 前連結会計年度末	当連結会計年度 増加	当連結会計年度 減少	当連結会計年度末	当連結会計年度末残高
当社	ストック・オプションとしての新株予約権	—	—	—	—	—	—
連結子会社	—	—					43
合計							43

3. 配当に関する事項

(1) 当連結会計年度中の配当金支払額

株式の種類	配当金の総額(百万円)	1株当たりの金額(円)
普通株式	53,660	7,000
第1回第四種優先株式	563	135,000
第2回第四種優先株式	563	135,000
第3回第四種優先株式	563	135,000
第4回第四種優先株式	563	135,000
第5回第四種優先株式	563	135,000
第6回第四種優先株式	563	135,000
第7回第四種優先株式	563	135,000
第8回第四種優先株式	563	135,000
第9回第四種優先株式	563	135,000
第10回第四種優先株式	563	135,000
第11回第四種優先株式	563	135,000
第12回第四種優先株式	563	135,000
第1回第六種優先株式	6,195	88,500

※決議:平成19年6月28日 定時株主総会
基準日:平成19年3月31日
効力発生日:平成19年6月28日

株式の種類	配当金の総額(百万円)	1株当たりの金額(円)
普通株式	38,326	5,000
第1回第四種優先株式	281	67,500
第2回第四種優先株式	281	67,500
第3回第四種優先株式	281	67,500
第4回第四種優先株式	281	67,500
第5回第四種優先株式	281	67,500
第6回第四種優先株式	281	67,500
第7回第四種優先株式	281	67,500
第8回第四種優先株式	281	67,500
第9回第四種優先株式	281	67,500
第10回第四種優先株式	281	67,500
第11回第四種優先株式	281	67,500
第12回第四種優先株式	281	67,500
第1回第六種優先株式	3,097	44,250

※決議:平成19年11月19日 取締役会
基準日:平成19年9月30日
効力発生日:平成19年12月7日

(2) 基準日が当連結会計年度に属する配当のうち、配当の効力発生日が翌連結会計年度となるもの

株式の種類	配当金の総額（百万円）	1株当たりの金額（円）
普通株式	53,655	7,000
第1回第四種優先株式	281	67,500
第2回第四種優先株式	281	67,500
第3回第四種優先株式	281	67,500
第4回第四種優先株式	281	67,500
第5回第四種優先株式	281	67,500
第6回第四種優先株式	281	67,500
第7回第四種優先株式	281	67,500
第8回第四種優先株式	281	67,500
第9回第四種優先株式	281	67,500
第10回第四種優先株式	281	67,500
第11回第四種優先株式	281	67,500
第12回第四種優先株式	281	67,500
第1回第六種優先株式	3,097	44,250

※決議：平成20年6月27日 定時株主総会
配当の原資：利益剰余金
基準日：平成20年3月31日
効力発生日：平成20年6月27日

（連結キャッシュ・フロー計算書関係）

※1. 現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係

（金額単位 百万円）

	平成20年3月31日現在
現金預け金勘定	5,017,325
有利息預け金	△2,280,573
現金及び現金同等物	2,736,752

2. 重要な非資金取引の内容

(1) 議決権の所有割合の増加により新たに連結子会社となった株式会社クオーク他2社の資産及び負債の主な内訳は以下のとおりであります。

資産 1,504,288百万円
（うちその他資産 548,428百万円）
（うち支払承諾見返 891,593百万円）
負債 1,471,831百万円
（うち借用金 436,628百万円）
（うち支払承諾 891,593百万円）

(2) 三井住友銀リース株式会社と住商リース株式会社の合併により新たに受け入れた資産及び引き受けた負債の主な内訳は以下のとおりであります。

資産 1,392,490百万円
（うちリース資産 632,224百万円）
（うち貸出金 329,069百万円）
負債 1,249,703百万円
（うち借用金 571,741百万円）
（うち短期社債 393,000百万円）

(3) 住商オートリース株式会社との合併により連結子会社から除外した三井住友銀オートリース株式会社他1社の資産及び負債の主な内訳は以下のとおりであります。

資産 305,751百万円
（うちリース資産 221,725百万円）
負債 289,379百万円
（うち借用金 144,561百万円）
（うち短期社債 106,000百万円）

（リース取引関係）

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) 借手側

・リース物件の取得価額相当額、減価償却累計額相当額及び年度末残高相当額

（金額単位 百万円）

	動産	その他	合計
取得価額相当額	14,741	483	15,224
減価償却累計額相当額	6,544	313	6,858
年度末残高相当額	8,196	170	8,366

・未経過リース料年度末残高相当額

（金額単位 百万円）

1年内	1年超	合計
4,007	4,791	8,798

・支払リース料、減価償却費相当額及び支払利息相当額
支払リース料 3,914百万円
減価償却費相当額 3,702百万円
支払利息相当額 177百万円

・減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。

・利息相当額の算定方法
リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。

(2) 貸手側

・リース資産に含まれているリース物件の取得価額、減価償却累計額及び年度末残高

（金額単位 百万円）

	動産	その他	合計
取得価額	3,111,499	557,804	3,669,303
減価償却累計額	2,021,324	322,065	2,343,389
年度末残高	1,090,174	235,739	1,325,914

・未経過リース料年度末残高相当額

（金額単位 百万円）

1年内	1年超	合計
446,616	928,716	1,375,333

このうち転貸リースに係る貸手側の未経過リース料年度末残高相当額は6,693百万円（うち1年以内3,331百万円）であります。なお借手側の未経過リース料年度末残高相当額は概ね同額であり、上記の(1)借手側の未経過リース料年度末残高相当額に含まれております。

・受取リース料、減価償却費及び受取利息相当額
受取リース料 478,069百万円
減価償却費 392,325百万円
受取利息相当額 68,576百万円

・利息相当額の算定方法
リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。

2. オペレーティング・リース取引

(1) 借手側

・未経過リース料

（金額単位 百万円）

1年内	1年超	合計
14,287	63,723	78,010

(2) 貸手側

・未経過リース料

（金額単位　百万円）

1年内	1年超	合計
12,848	42,130	54,978

なお、上記1.、2.に記載した貸手側の未経過リース料のうち36,396百万円を借用金等の担保に提供しております。

（退職給付関係）

1. 採用している退職給付制度の概要

国内連結子会社は、確定給付型の制度として、確定給付企業年金制度、適格退職年金制度及び退職一時金制度を設けており、一部の国内連結子会社では、確定拠出年金制度のほか、総合設立型の厚生年金基金制度を設けております。また、従業員の退職等に際して割増退職金を支払う場合があります。

また、一部の在外連結子会社では、確定給付型の退職給付制度のほか、確定拠出型の退職給付制度を設けております。

なお、連結子会社である三井住友銀行及び一部の国内連結子会社において退職給付信託を設定しております。

2. 退職給付債務に関する事項

（金額単位　百万円）

		平成20年3月31日現在
退職給付債務	(A)	△919,082
年金資産	(B)	975,920
未積立退職給付債務	(C) = (A) + (B)	56,838
未認識数理計算上の差異	(D)	153,949
未認識過去勤務債務	(E)	△37,118
連結貸借対照表計上額の純額	(F) = (C) + (D) + (E)	173,669
前払年金費用	(G)	212,370
退職給付引当金	(F) − (G)	△38,701

（注）一部の連結子会社は、退職給付債務の算定にあたり、簡便法を採用しております。

3. 退職給付費用に関する事項

（金額単位　百万円）

	平成19年度
勤務費用	19,947
利息費用	22,414
期待運用収益	△32,407
数理計算上の差異の費用処理額	4,546
過去勤務債務の費用処理額	△11,182
その他（臨時に支払った割増退職金等）	2,544
退職給付費用	5,863

（注）1. 簡便法を採用している連結子会社の退職給付費用は、主として「勤務費用」に含めて計上しております。

2. 確定拠出年金への掛金支払額は、「その他」に含めて計上しております。

4. 退職給付債務等の計算の基礎に関する事項

	平成20年3月31日現在
(1) 割引率	1.4%～2.5%
(2) 期待運用収益率	0%～4.5%
(3) 退職給付見込額の期間配分方法	期間定額基準
(4) 過去勤務債務の額の処理年数	主として9年（その発生時の従業員の平均残存勤務期間内の一定の年数による定額法により損益処理することとしている）
(5) 数理計算上の差異の処理年数	主として9年（各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数による定額法により按分した額を、それぞれ発生の翌連結会計年度から損益処理することとしている）

（ストック・オプション等関係）

1. ストック・オプションに係る当連結会計年度における費用計上額及び科目名

営業経費　29百万円

2. ストック・オプションの内容、規模及びその変動状況

(1) 当社

①ストック・オプションの内容

決議年月日	平成14年6月27日
付与対象者の区分及び人数（人）	当社及び三井住友銀行の役職員 677
ストック・オプションの数（株）（注）	普通株式 1,620
付与日	平成14年8月30日
権利確定条件	付されていない
対象勤務期間	定めがない
権利行使期間	平成16年6月28日から 平成24年6月27日まで

（注）株式数に換算して記載しております。

②ストック・オプションの規模及びその変動状況

ストック・オプションの数（注）

（単位　株）

決議年月日	平成14年6月27日
権利確定前	
前連結会計年度末	−
付与	−
失効	−
権利確定	−
未確定残	−
権利確定後	
前連結会計年度末	1,116
権利確定	−
権利行使	35
失効	−
未行使残	1,081

（注）株式数に換算して記載しております。

単価情報

（金額単位　円）

決議年月日	平成14年6月27日
権利行使価格	669,775
行使時平均株価	1,188,285
付与日における公正な評価単価	−

(2) 連結子会社である関西アーバン銀行

①ストック・オプションの内容

決議年月日	平成13年6月28日	平成14年6月27日	平成15年6月27日	平成16年6月29日	平成17年6月29日	平成18年6月29日	平成18年6月29日
付与対象者の区分及び人数(人)	役職員 45	役職員 44	役職員 65	役職員 174	役職員 183	取締役 9	取締役を兼務しない執行役員 14 使用人 46
ストック・オプションの数(株)(注)	普通株式 238,000	普通株式 234,000	普通株式 306,000	普通株式 399,000	普通株式 464,000	普通株式 162,000	普通株式 115,000
付与日	平成13年7月31日	平成14年7月31日	平成15年7月31日	平成16年7月30日	平成17年7月29日	平成18年7月31日	平成18年7月31日
権利確定条件	付されていない	付されていない	付されていない	付されていない	付されていない	付されていない	付されていない
対象勤務期間	定めがない	定めがない	定めがない	定めがない	定めがない	定めがない	定めがない
権利行使期間	平成15年6月29日から平成23年6月28日まで	平成16年6月28日から平成24年6月27日まで	平成17年6月28日から平成25年6月27日まで	平成18年6月30日から平成26年6月29日まで	平成19年6月30日から平成27年6月29日まで	平成20年6月30日から平成28年6月29日まで	平成20年6月30日から平成28年6月29日まで

決議年月日	平成19年6月28日	平成19年6月28日
付与対象者の区分及び人数(人)	取締役 10	取締役を兼務しない執行役員 14 使用人 48
ストック・オプションの数(株)(注)	普通株式 174,000	普通株式 112,000
付与日	平成19年7月31日	平成19年7月31日
権利確定条件	付されていない	付されていない
対象勤務期間	定めがない	定めがない
権利行使期間	平成21年6月29日から平成29年6月28日まで	平成21年6月29日から平成29年6月28日まで

(注)株式数に換算して記載しております。

②ストック・オプションの規模及びその変動状況

ストック・オプションの数(注)

(単位 株)

決議年月日	平成13年6月28日	平成14年6月27日	平成15年6月27日	平成16年6月29日	平成17年6月29日	平成18年6月29日	平成18年6月29日
権利確定前							
前連結会計年度末	—	—	—	—	464,000	162,000	115,000
付与	—	—	—	—	—	—	—
失効	—	—	—	—	—	—	—
権利確定	—	—	—	—	464,000	—	—
未確定残	—	—	—	—	—	162,000	115,000
権利確定後							
前連結会計年度末	174,000	174,000	256,000	363,000	—	—	—
権利確定	—	—	—	—	464,000	—	—
権利行使	52,000	16,000	26,000	33,000	13,000	—	—
失効	—	—	—	—	—	—	—
未行使残	122,000	158,000	230,000	333,000	451,000	—	—

(単位 株)

決議年月日	平成19年6月28日	平成19年6月28日
権利確定前		
前連結会計年度末	—	—
付与	174,000	112,000
失効	—	—
権利確定	—	—
未確定残	174,000	112,000
権利確定後		
前連結会計年度末	—	—
権利確定	—	—
権利行使	—	—
失効	—	—
未行使残	—	—

(注)株式数に換算して記載しております。

単価情報

(金額単位 円)

決議年月日	平成13年6月28日	平成14年6月27日	平成15年6月27日	平成16年6月29日	平成17年6月29日	平成18年6月29日	平成18年6月29日
権利行使価格	155	131	179	202	313	490	490
行使時平均株価	415	358	360	380	335	—	—
付与日における公正な評価単価	—	—	—	—	—	138	138

(金額単位 円)

決議年月日	平成19年6月28日	平成19年6月28日
権利行使価格	461	461
行使時平均株価	—	—
付与日における公正な評価単価	96	96

③ストック・オプションの公正な評価単価の見積方法

当連結会計年度において付与されたストック・オプションについての公正な評価単価の見積方法は以下のとおりであります。

(イ)使用した評価技法　ブラック・ショールズ式

(ロ)主な基礎数値及び見積方法

決議年月日	平成19年6月28日
株価変動性(注)1	36.91%
予想残存期間(注)2	5年
予想配当(注)3	5円/株
無リスク利子率(注)4	1.39%

(注) 1. 5年間(平成14年6月から平成19年6月まで)の株価実績に基づき算定しております。
2. 十分なデータの蓄積がなく、合理的な見積りが困難であるため、権利行使期間の中間点において行使されるものと推定して見積っております。
3. 平成19年3月期の配当実績によります。
4. 予想残存期間に対応する期間に対応する国債の利回りであります。

④ストック・オプションの権利確定数の見積方法

基本的には、将来の失効数の合理的な見積りは困難であるため、実績の失効数のみ反映させる方法を採用しております。

(税効果会計関係)

1. 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

(金額単位　百万円)

	平成19年度
繰延税金資産	
税務上の繰越欠損金	863,604
有価証券償却	332,355
貸倒引当金	212,043
貸出金償却	104,729
退職給付引当金	66,012
繰延ヘッジ損益	51,455
減価償却費	8,730
その他	127,474
繰延税金資産小計	1,766,405
評価性引当額	△491,685
繰延税金資産合計	1,274,720
繰延税金負債	
その他有価証券評価差額金	△191,661
レバレッジドリース	△62,256
退職給付信託設定益	△42,263
退職給付信託返還有価証券	△20,282
子会社の留保利益金	△12,506
その他	△12,268
繰延税金負債合計	△341,238
繰延税金資産の純額	933,481

2. 当社の法定実効税率と税効果会計適用後の法人税等の負担率との間の差異の原因となった主な項目別の内訳

(単位　%)

当社の法定実効税率	40.69
(調整)	
評価性引当額	2.10
持分法投資損益	1.83
持分変動損益	△4.52
未実現損益	3.04
その他	△1.54
税効果会計適用後の法人税等の負担率	41.60

(開示対象特別目的会社関係)

1. 開示対象特別目的会社の概要及び開示対象特別目的会社を利用した取引の概要

当社の連結子会社である三井住友銀行は、顧客から売掛債権の金銭債権買取業務等を行う特別目的会社(ケイマン法人及び有限責任中間法人等の形態によっております。)14社に係る借入及びコマーシャル・ペーパーでの資金調達に関し、貸出金、信用枠及び流動性枠を供与しております。特別目的会社14社の直近の決算日における資産総額(単純合算)は3,219,524百万円、負債総額(単純合算)は3,219,835百万円であります。なお、いずれの特別目的会社についても、三井住友銀行は議決権のある株式等は有しておらず、役員や従業員の派遣もありません。

2. 当連結会計年度における特別目的会社との取引金額等

(金額単位　百万円)

	主な取引の当連結会計年度末残高 平成20年3月31日現在	主な損益 自 平成19年4月1日 至 平成20年3月31日	
		項目	金額
貸出金	1,803,952	貸出金利息	25,194
信用枠	905,533	役務取引等収益	2,509
流動性枠	326,074	—	—

(企業結合等関係)

リース事業会社の合併及びオートリース事業会社の合併

当社、三井住友銀リース株式会社(以下、「三井住友銀リース」という。)及び三井住友銀オートリース株式会社(以下、「三井住友銀オート」という。)は、平成19年7月30日に住友商事株式会社(以下、「住友商事」という。)、住商リース株式会社(以下、「住商リース」という。)及び住商オートリース株式会社(以下、「住商オート」という。)との間で、リース事業及びオートリース事業の戦略的共同事業化について、並びに、三井住友銀リースと住商リースの合併及び住商オートと三井住友銀オートの合併につき最終合意し、それぞれについての「共同事業に関する基本契約書」を締結するとともに、「合併契約書」を締結いたしました。この合併契約に基づき、三井住友銀リースと住商リース、住商オートと三井住友銀オートは、それぞれ平成19年10月1日に合併いたしました。

(パーチェス法適用関係)

リース事業会社の合併

1. 被取得企業の名称及び事業の内容、企業結合を行った主な理由、企業結合日、企業結合の法的形式、結合後企業の名称及び取得した議決権比率

(1) 被取得企業の名称及び事業の内容
住商リース(事業の内容:リース事業)

(2) 企業結合を行った主な理由
合併により、三井住友フィナンシャルグループ及び住友商事グループ双方の優良な顧客基盤をベースに、リース取扱商品の多様化等により、本邦ナンバーワンのリース取扱高を実現するとともに、銀行系リースの「財務」を切り口としたノウハウと、商社系リースの「モノ」「商流」を切り口としたノウハウを結集・融合し、従来型のリースに留まらない取扱機種の多様化、差別化、高付加価値化を推進することにより、高度化するマーケットニーズに的確に応えられるハイクオリティなリース会社を目指すことといたしました。

(3) 企業結合日
平成19年10月1日

(4) 企業結合の法的形式
住商リースを存続会社とする吸収合併方式とし、三井住友銀リースは解散いたしました。(合併会社の商号:三井住友ファイナンス&リース株式会社)

(5) 結合後企業の名称
株式会社三井住友フィナンシャルグループ

(6) 取得した議決権比率
55%

2. 連結財務諸表に含まれている被取得企業の業績の期間
平成19年10月1日から平成20年3月31日まで
3. 被取得企業の取得原価及びその内訳

三井住友銀リース普通株式の評価額の45%相当額	140,648百万円
三井住友銀リース種類株式の評価額の45%相当額	24,750百万円
取得原価	165,398百万円

4. 株式の種類別の合併比率及びその算定方法並びに交付株式数及びその評価額
(1) 株式の種類及び合併比率
普通株式 住商リース 1：三井住友銀リース 1.4859(注)
種類株式 住商リース 1：三井住友銀リース 5.7050(注)
(注) 小数点第五位以下を切り捨てて表示しております。
(2) 合併比率の算定方法
本件合併の合併比率(以下、「本件合併比率」という。)については、その公平性と妥当性を期すため、三井住友銀リースが大和証券エスエムビーシー株式会社を、住商リースが野村證券株式会社をそれぞれファイナンシャル・アドバイザーに選定し、各ファイナンシャル・アドバイザーによる本件合併比率の算定結果を参考に、両社が交渉・協議を行い決定いたしました。
(3) 交付株式数及びその評価額
三井住友銀リースの株式31,375,000株(普通株式30,000,000株、種類株式1,375,000株)に対して、住商リースの普通株式52,422,762株(普通株式に対し44,578,289株、種類株式に対し7,844,473株)を割当て交付。その評価額は367,552百万円であります。
5. 発生したのれん、発生原因、償却方法及び償却期間
(1) 発生したのれんの金額
88,090百万円
(2) 発生原因
取得原価と住商リースに係る当社持分増加額との差額をのれんとして処理しております。
(3) 償却方法及び償却期間
20年間で均等償却
6. 企業結合日に受け入れた資産及び引き受けた負債の額並びにその主な内訳
(1) 資産の額

資産合計	1,392,490百万円
うちリース資産	632,224百万円
うち貸出金	329,069百万円

(2) 負債の額

負債合計	1,249,703百万円
うち借用金	571,741百万円
うち短期社債	393,000百万円

7. 企業結合が連結会計年度開始の日に完了したと仮定した場合の当連結会計年度の連結損益計算書に及ぼす影響の概算額
(1) 企業結合が連結会計年度開始の日に完了したと仮定して算定された経常収益及び損益情報と取得企業の連結損益計算書における経常収益及び損益情報との差額

経常収益	277,442百万円
経常利益	35,319百万円
当期純利益	30,938百万円

(注) 一般企業の売上高に代えて、経常収益を記載しております。
(2) 概算額の算定方法及び重要な前提条件
概算額の算定については住商リースの平成19年4月1日から平成19年9月30日の損益計算書の数値を基礎として、連結会計年度開始の日に遡って算出したものであります。なお、実際に企業結合が連結会計年度開始の日に完了した場合の経営成績を示すものではありません。
また、上記情報につきましては、あずさ監査法人の監査証明を受けておりません。

(子会社の企業結合関係)
オートリース事業会社の合併
1. 子会社を含む結合当事企業の名称及び事業の内容、企業結合を行った主な理由、企業結合日及び企業結合の法的形式
(1) 子会社を含む結合当事企業の名称及び事業の内容
結合企業
住商オート(事業の内容：オートリース事業)
被結合企業
三井住友銀オート(事業の内容：オートリース事業)
(2) 企業結合を行った主な理由
合併により、住商オートのバリューチェーンに基づく高付加価値サービスと、三井住友銀オートの営業ネットワークとを融合させ、競争の激化するオートリース業界で勝ち残りを図り、住友商事グループ及び三井住友フィナンシャルグループ双方の優良な顧客基盤をベースに、マーケットシェアで業界トップを狙う体制を構築するとともに、商社系オートリースの「モノ」「商流」を切り口としたノウハウと、銀行系オートリースの「財務」を切り口としたノウハウを結集・融合し、多様なサービスを追求することにより、更なる顧客満足度の向上を目指すことといたしました。
(3) 企業結合日
平成19年10月1日
(4) 企業結合の法的形式
住商オートを存続会社とする吸収合併方式とし、三井住友銀オートは解散いたしました。(合併会社の商号：住友三井オートサービス株式会社)
2. 会計処理の概要
「事業分離等に関する会計基準(企業会計基準第7号)第20項」に規定する個別財務諸表上及び連結財務諸表上の会計処理を適用しております。
3. 事業の種類別セグメントにおいて、当該子会社が含まれていた事業区分の名称
リース業
4. 当連結会計年度の連結損益計算書に計上されている当該子会社に係る損益の概算額

経常収益	69,752百万円
経常利益	2,237百万円
当期純利益	1,254百万円

5. 継続的関与の主な概要
三井住友銀オート及びその子会社を当社の連結子会社から除外し、住友三井オートサービス株式会社及びその子会社を新たに当社の持分法適用の関連会社としております。

（1株当たり情報）

（金額単位　円）

1株当たり純資産額	424,546.01
1株当たり当期純利益	59,298.24
潜在株式調整後1株当たり当期純利益	56,657.41

（注）1. 1株当たり当期純利益及び潜在株式調整後1株当たり当期純利益の算定上の基礎は、次のとおりであります。

1株当たり当期純利益	
当期純利益	461,536百万円
普通株主に帰属しない金額	12,958百万円
（うち優先配当額）	12,958百万円
普通株式に係る当期純利益	448,577百万円
普通株式の期中平均株式数	7,564千株
潜在株式調整後1株当たり当期純利益	
当期純利益調整額	6,751百万円
（うち優先配当額）	6,763百万円
（うち連結子会社及び持分法適用関連会社発行の新株予約権）	△11百万円
普通株式増加数	471千株
（うち優先株式）	471千株
（うち新株予約権）	0千株
希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含めなかった潜在株式の概要	—

2. 1株当たり純資産額の算定上の基礎は、次のとおりであります。

純資産の部の合計額	5,224,076百万円
純資産の部の合計額から控除する金額	2,012,532百万円
（うち優先株式）	360,303百万円
（うち優先配当額）	6,479百万円
（うち新株予約権）	43百万円
（うち少数株主持分）	1,645,705百万円
普通株式に係る期末の純資産額	3,211,544百万円
1株当たり純資産額の算定に用いられた期末の普通株式の数	7,564千株

（重要な後発事象）

1. 当社は、平成20年4月28日開催の取締役会において、当社保有の海外特別目的子会社が発行した優先出資証券を償還することを決議いたしました。償還される優先出資証券の概要は次のとおりであります。
   (1) 発行体
   SB Treasury Company L. L. C.
   (2) 発行証券の種類
   配当非累積的永久優先出資証券
   (3) 償還総額
   1,800百万米ドル
   (4) 償還予定日
   平成20年6月30日
   (5) 償還理由
   任意償還期日の到来による

2. 当社は、平成20年4月28日開催の取締役会において、海外特別目的子会社による優先出資証券を発行することとし、かかる優先出資証券の発行を目的とする100%出資子会社SMFG Preferred Capital USD 2 Limitedを英国領ケイマン諸島に設立することを決議し、平成20年5月12日付で同社普通株式への払込みを完了いたしました。
   発行した優先出資証券の概要は次のとおりであります。

発行体	SMFG Preferred Capital USD 2 Limited 英国領ケイマン諸島に新たに設立した、当社が議決権を100%保有する海外特別目的子会社
証券の種類	米ドル建配当非累積的永久優先出資証券 当社普通株式への交換権は付与されません
発行総額	1,800百万米ドル
配当率	年8.75%（固定）
発行価格	1証券あたり1千米ドル
資金使途	本優先出資証券の発行代り金は、最終的に、当社の子銀行である株式会社三井住友銀行への永久劣後特約付貸付金として全額使用
優先順位	本優先出資証券は、残余財産分配請求権において、当社が発行する優先株式と実質的に同順位
発行形態	ユーロ市場における募集及び米国市場における適格機関投資家向け私募
上場	シンガポール証券取引所
払込日	平成20年5月12日

3. 当社は、平成21年1月に予定されている「株式等の取引に係る決済の合理化を図るための社債等の振替に関する法律等の一部を改正する法律」（平成16年法律第88号。以下、「決済合理化法」という。）の施行による株券電子化に伴い、この制度の取扱対象外とされている端株の整理を行うため、平成20年5月16日開催の取締役会において、「決済合理化法」の施行日の前日を効力発生日として、普通株式1株を100株に分割することを決議いたしました。また、平成20年6月27日開催の定時株主総会及び各種類株式に係る種類株主総会において、発行済株式総数等の増加及び普通株式の単元株式数を100株とする単元株制度の採用等を目的とした定款等の一部変更を決議いたしました。
   なお、当該株式分割が前期首に行われたと仮定した場合の前連結会計年度における1株当たり情報及び当期首に行われたと仮定した場合の当連結会計年度における1株当たり情報はそれぞれ次のとおりであります。

（金額単位　円）

	平成18年度	平成19年度
1株当たり純資産額	4,692.29	4,245.46
1株当たり当期純利益	570.86	592.98
潜在株式調整後1株当たり当期純利益	514.94	566.57

有価証券関係 (平成19年度　自 平成19年4月1日　至 平成20年3月31日)

有価証券の範囲等

※1. 連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券及び短期社債、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権等も含めて記載しております。

※2. 「子会社株式及び関連会社株式で時価のあるもの」については、財務諸表における注記事項として記載しております。

(1) 売買目的有価証券

(金額単位　百万円)

	平成20年3月末	
	連結貸借対照表計上額	当連結会計年度の損益に含まれた評価差額
売買目的有価証券	1,114,812	313

(2) 満期保有目的の債券で時価のあるもの

(金額単位　百万円)

	平成20年3月末				
	連結貸借対照表計上額	時価	差額		
				うち益	うち損
国債	614,281	625,028	10,747	12,035	1,287
地方債	97,311	98,903	1,591	1,591	—
社債	390,070	394,679	4,608	4,752	143
その他	9,178	8,985	△192	—	192
合計	1,110,841	1,127,597	16,755	18,379	1,623

(注) 1. 時価は、当連結会計年度末日における市場価格等に基づいております。
2. 「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) その他有価証券で時価のあるもの

(金額単位　百万円)

	平成20年3月末				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
株式	1,954,723	2,890,952	936,228	999,414	63,186
債券	9,864,246	9,731,353	△132,892	18,645	151,537
国債	8,858,202	8,725,687	△132,515	16,924	149,439
地方債	342,677	341,916	△760	308	1,069
社債	663,366	663,750	383	1,412	1,028
その他	5,295,371	5,237,455	△57,915	24,469	82,385
合計	17,114,341	17,859,762	745,420	1,042,530	297,109

(注) 1. 連結貸借対照表計上額は、株式については主として当連結会計年度末前1カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
3. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を当連結会計年度の損失として処理(以下、「減損処理」という。)しております。当連結会計年度におけるこの減損処理額は96,455百万円であります。
時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 当連結会計年度中に売却した満期保有目的の債券

該当ありません。

(5) 当連結会計年度中に売却したその他有価証券

(金額単位　百万円)

	平成19年度		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	35,013,724	169,352	33,521

(6) 時価評価されていない有価証券の主な内容及び連結貸借対照表計上額

(金額単位　百万円)

	平成20年3月末
満期保有目的の債券	
非上場外国証券	7
その他	11,672
その他有価証券	
非上場株式(店頭売買株式を除く)	377,123
非上場債券	2,826,953
非上場外国証券	724,557
その他	567,374

(7) 保有目的を変更した有価証券

該当ありません。

(8) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

(金額単位　百万円)

	平成20年3月末			
	1年以内	1年超5年以内	5年超10年以内	10年超
債券	2,572,065	7,672,897	1,675,020	1,739,846
国債	1,919,514	5,205,946	521,200	1,693,316
地方債	142,310	142,937	153,582	398
社債	510,240	2,324,013	1,000,238	46,131
その他	825,298	3,847,580	580,263	562,258
合計	3,397,364	11,520,477	2,255,284	2,302,105

有価証券関係（平成18年度 自 平成18年4月1日 至 平成19年3月31日）

有価証券の範囲

連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券及び短期社債、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権等も含めて記載しております。

(1) 売買目的有価証券

（金額単位　百万円）

	平成19年3月末	
	連結貸借対照表計上額	当連結会計年度の損益に含まれた評価差額
売買目的有価証券	1,149,952	438

(2) 満期保有目的の債券で時価のあるもの

（金額単位　百万円）

	平成19年3月末				
	連結貸借対照表計上額	時価	差額		
				うち益	うち損
国債	629,762	621,717	△8,045	20	8,065
地方債	97,102	95,307	△1,794	—	1,794
社債	380,142	376,735	△3,406	—	3,406
その他	5,445	5,626	180	180	—
合計	1,112,452	1,099,387	△13,065	200	13,266

（注）1. 時価は、当連結会計年度末日における市場価格等に基づいております。
2.「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) その他有価証券で時価のあるもの

（金額単位　百万円）

	平成19年3月末				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
株式	1,953,767	3,926,414	1,972,647	1,987,337	14,689
債券	8,481,507	8,324,140	△157,367	1,805	159,173
国債	7,150,792	7,010,306	△140,485	1,182	141,668
地方債	482,555	474,001	△8,554	119	8,674
社債	848,158	839,831	△8,327	503	8,830
その他	2,754,061	2,763,949	9,888	42,977	33,089
合計	13,189,336	15,014,504	1,825,168	2,032,120	206,952

（注）1. 連結貸借対照表計上額は、株式については主として当連結会計年度末前1カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
3. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を当連結会計年度の損失として処理（以下、「減損処理」という。）しております。当連結会計年度におけるこの減損処理額は7,296百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 当連結会計年度中に売却した満期保有目的の債券

該当ありません。

(5) 当連結会計年度中に売却したその他有価証券

（金額単位　百万円）

	平成18年度		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	21,543,637	87,911	141,143

(6) 時価評価されていない有価証券の主な内容及び連結貸借対照表計上額

（金額単位　百万円）

	平成19年3月末
満期保有目的の債券	
非上場外国証券	17
その他	5,422
その他有価証券	
非上場株式（店頭売買株式を除く）	402,141
非上場債券	2,846,521
非上場外国証券	595,286
その他	476,942

(7) 保有目的を変更した有価証券

該当ありません。

(8) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

（金額単位　百万円）

	平成19年3月末			
	1年以内	1年超5年以内	5年超10年以内	10年超
債券	3,564,060	4,284,559	2,346,081	2,082,953
国債	2,824,945	1,872,346	956,640	1,986,136
地方債	101,824	161,564	307,293	421
社債	637,290	2,250,648	1,082,146	96,396
その他	665,251	495,728	701,134	956,785
合計	4,229,311	4,780,288	3,047,215	3,039,739

金銭の信託関係
(平成19年度 自 平成19年4月1日 至 平成20年3月31日)

(1) 運用目的の金銭の信託

(金額単位 百万円)

	平成20年3月末	
	連結貸借対照表計上額	当連結会計年度の損益に含まれた評価差額
運用目的の金銭の信託	1,488	3

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託
(運用目的及び満期保有目的以外の金銭の信託)

(金額単位 百万円)

	平成20年3月末				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	5,870	5,841	△29	—	29

(注) 1. 連結貸借対照表計上額は、当連結会計年度末日における市場価格等に基づく時価により計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

その他有価証券評価差額金
(平成19年度 自 平成19年4月1日 至 平成20年3月31日)

連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

(金額単位 百万円)

	平成20年3月末
評価差額	745,330
その他有価証券	745,359
その他の金銭の信託	△29
(△) 繰延税金負債	192,478
その他有価証券評価差額金 (持分相当額調整前)	552,851
(△) 少数株主持分相当額	1,632
(+) 持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	△570
その他有価証券評価差額金	550,648

(注) その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額 (損益処理分を除く。) を含んでおります。

金銭の信託関係
(平成18年度 自 平成18年4月1日 至 平成19年3月31日)

(1) 運用目的の金銭の信託

該当ありません。

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託
(運用目的及び満期保有目的以外の金銭の信託)

(金額単位 百万円)

	平成19年3月末				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	2,602	2,924	322	322	—

(注) 1. 連結貸借対照表計上額は、当連結会計年度末日における市場価格等に基づく時価により計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

その他有価証券評価差額金
(平成18年度 自 平成18年4月1日 至 平成19年3月31日)

連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

(金額単位 百万円)

	平成19年3月末
評価差額	1,825,564
その他有価証券	1,825,242
その他の金銭の信託	322
(△) 繰延税金負債	567,845
その他有価証券評価差額金 (持分相当額調整前)	1,257,719
(△) 少数株主持分相当額	8,589
(+) 持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	13,004
その他有価証券評価差額金	1,262,135

(注) その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額 (損益処理分を除く。) を含んでおります。

1. 取引の状況に関する事項

(1) 取引の内容

当社グループで取扱っているデリバティブ取引には、先物外国為替取引、金利・通貨・株式・債券・商品に係る先物取引・先渡取引・スワップ取引・オプション取引等の各種デリバティブ取引及びクレジットデリバティブ取引・天候デリバティブ取引があります。

(2) 取引の利用目的、取組方針

当社グループでは、お客様のヘッジニーズ、運用・調達ニーズの多様化・高度化に対応した金融商品を競争力ある価格で提供すること、預貸金業務や有価証券保有等に付随して発生する市場リスクをコントロールすること、また、積極的な市場取引の推進を通じて収益力の向上を図ることを目的として、デリバティブ取引を行っております。
金利・通貨等の相場の短期的な変動により利益を得ることを目的とするトレーディング取引については、東京及びニューヨーク・ロンドン・シンガポール・香港などの海外拠点に設置されたトレーディング担当部署が、一定の極度の範囲内で積極的かつ機動的に取引を行っております。
株式会社三井住友銀行における預貸金等の銀行業務に付随して発生する市場リスクの調整については、同経営会議等で審議された方針に基づき、ALM担当部署がALMオペレーションとしてスワップ・金利先物取引等のデリバティブ取引を活用しております。これらALMオペレーションに係る取引のうち、ヘッジ目的の取引についてはヘッジ会計を適用しており、ヘッジ会計の方法としては繰延ヘッジを適用しております。
小口多数の金銭債権債務に対する金利リスクに係る包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に定められた要件を満たす繰延ヘッジを適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。
異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替リスクに係る包括ヘッジについては、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号）に定められた要件に従い、ヘッジ手段である通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認の上、繰延ヘッジを適用しております。
連結子会社のトレーディング担当部署及びALM担当部署以外におけるデリバティブ取引は、業務に付随して発生する市場リスクのコントロールを目的としております。

(3) 取引に係るリスクの内容

デリバティブ取引に係る主要なリスクとしては、市場の相場変動により保有するポートフォリオの価値が変動し損失が発生する「市場リスク」、取引相手の財務状態の悪化により契約が履行されなくなり損失を被る「信用リスク」、市場の流動性の低下により適正な価格で希望する量の取引が困難となる「市場流動性リスク」等があります。
特にデリバティブ取引には、リスク内容が複雑な取引、僅かな当初資金で多額の損益が発生する可能性を有する取引が存在することから、高度なリスク管理が求められております。

(4) 取引に係るリスクの管理体制

当社では、グループ全体のリスク管理を経営の重要課題の一つとして位置付け、リスクを経営体力比適正なレベルにコントロールした上で収益力の強化を図るという、「健全性の維持」と「収益力の向上」の双方にバランスのとれた経営を目指しております。実効性のあるリスク管理の実現のため、「グループ全体のリスク管理の基本方針」については経営会議にて決定、取締役会の承認を得る体制としております。また、グループ各社は同基本方針に基づき、適切なリスク管理体制の整備を図っております。主要連結子会社においては各リスク管理担当部署を業務担当部署から独立させる等、業務への十分な牽制が働くよう配慮しているほか、独立した監査担当部署が、業務の運営及びリスク管理の状況について監査を実施する体制としております。なお、デリバティブ取引を含む市場業務については、業務部門と事務部門・管理部門の分離により、取引の締結・執行、リスク量並びに損益について厳正なチェック機能が働く体制としております。
市場リスクには金利リスク、為替リスク等の種類がありますが、当社では高度な統計的手法を用いたVaR（バリュー・アット・リスク）により、予想される最大損失額を把握して統合的に管理しております。当社ではVaRの計測にヒストリカル・シミュレーション法を使用しております。
主要連結子会社の市場部門で保有する市場リスクの総量枠については、自己資本等の経営体力をもとに保守的に設定しております。また、政策投資株式に係る株価変動リスク等、主要連結子会社の市場部門以外が保有する市場リスクについてもVaRを計測し、適切なモニタリングが行われる体制としております。
信用リスクについては、時価ベースでの信用リスク額を定期的に算出し管理しております。相手方が、取引を頻繁に行う金融機関等である場合については、一括清算ネッティング契約等を締結する等、信用リスクを抑制する運営も行っております。
また、デリバティブ取引に係る市場流動性リスクの管理については、通貨・商品、取引期間等を特定した拠点別取引限度額を設定するとともに、金融先物取引等については、保有建玉を市場全体の未決済建玉残高の一定割合以内に限定しており、リスク管理担当部署で限度額遵守状況、市場動向等をモニタリングする体制としております。

2. 取引の時価等に関する事項

(1) 金利関連取引

（金額単位　百万円）

区分	種類	平成20年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	金利先物				
	売建	28,529,253	1,219,498	△79,013	△79,013
	買建	31,429,238	2,102,835	84,575	84,575
	金利オプション				
	売建	411,164	—	△49	△49
	買建	411,164	—	51	51
店頭	金利先渡契約				
	売建	—	—	—	—
	買建	5,487,572	189,577	31	31
	金利スワップ	431,702,347	306,921,182	171,368	171,368
	受取固定・支払変動	204,294,602	148,030,995	1,948,325	1,948,325
	受取変動・支払固定	204,725,780	143,672,565	△1,770,092	△1,770,092
	受取変動・支払変動	22,565,295	15,101,309	△1,749	△1,749
	金利スワップション				
	売建	3,948,380	2,108,111	△62,141	△62,141
	買建	3,332,135	2,261,063	66,519	66,519
	キャップ				
	売建	31,659,913	20,654,248	△13,437	△13,437
	買建	15,801,704	9,592,055	7,195	7,195
	フロアー				
	売建	3,612,695	1,156,798	△10,171	△10,171
	買建	5,876,742	2,307,702	2,566	2,566
	その他				
	売建	2,366,908	1,161,375	△23,224	△23,224
	買建	4,965,301	3,143,768	59,900	59,900
合計				204,169	204,169

（注）1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京金融取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデルにより算定しております。

(2) 通貨関連取引

(金額単位　百万円)

区分	種類	平成20年3月末			
		契約額等		時価	評価損益
			うち1年超		
店頭	通貨スワップ	22,379,597	13,103,269	△43,029	160,284
	通貨スワップション				
	売建	829,741	824,731	△10,592	△10,592
	買建	930,422	908,013	27,161	27,161
	為替予約	56,377,725	5,755,015	140,241	140,241
	通貨オプション				
	売建	6,126,597	2,706,432	△289,853	△289,853
	買建	5,963,302	2,662,166	315,610	315,610
合計				139,537	342,851

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの、又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
2. 時価の算定
割引現在価値やオプション価格計算モデルにより算定しております。

(3) 株式関連取引

(金額単位　百万円)

区分	種類	平成20年3月末			
		契約額等		時価	評価損益
			うち1年超		
取引所	株式指数先物				
	売建	86,574	—	64	64
	買建	41,498	—	151	151
店頭	有価証券店頭オプション				
	売建	260,068	260,068	△32,730	△32,730
	買建	260,068	260,068	32,730	32,730
合計				216	216

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、オプション価格計算モデルにより算定しております。

(4) 債券関連取引

(金額単位　百万円)

区分	種類	平成20年3月末			
		契約額等		時価	評価損益
			うち1年超		
取引所	債券先物				
	売建	1,659,033	—	173	173
	買建	1,635,163	—	△762	△762
	債券先物オプション				
	売建	—	—	—	—
	買建	14,500	—	65	65
店頭	債券先渡契約				
	売建	—	—	—	—
	買建	59,577	57,239	1,246	1,246
	債券店頭オプション				
	売建	240,000	—	△425	△425
	買建	240,000	—	975	975
合計				1,272	1,272

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデルにより算定しております。

(5) 商品関連取引

(金額単位　百万円)

区分	種類	平成20年3月末			
		契約額等		時価	評価損益
			うち1年超		
取引所	商品先物				
	売建	—	—	—	—
	買建	208	—	2	2
店頭	商品スワップ				
	固定価格受取・変動価格支払	296,505	267,523	△137,666	△137,666
	変動価格受取・固定価格支払	220,340	193,772	213,001	213,001
	商品オプション				
	売建	18,211	7,165	△2,011	△2,011
	買建	38,455	26,786	6,595	6,595
合計				79,921	79,921

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、ニューヨーク・マーカンタイル取引所等における最終の価格によっております。
店頭取引につきましては、取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3. 商品は燃料及び金属等に係るものであります。

(6) クレジットデリバティブ取引

(金額単位　百万円)

区分	種類	平成20年3月末			
		契約額等		時価	評価損益
			うち1年超		
店頭	クレジット・デフォルト・オプション				
	売建	1,421,367	1,302,732	△39,531	△39,531
	買建	1,912,377	1,710,521	77,378	77,378
	その他				
	売建	10	—	△2	△2
	買建	10	—	2	2
合計				37,846	37,846

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
割引現在価値やオプション価格計算モデルにより算定しております。
3. 「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

1. 取引の状況に関する事項

(1) 取引の内容

当社グループで取扱っているデリバティブ取引には、先物外国為替取引、金利・通貨・株式・債券・商品に係る先物取引・先渡取引・スワップ取引・オプション取引等の各種デリバティブ取引及びクレジットデリバティブ取引・天候デリバティブ取引があります。

(2) 取引の利用目的、取組方針

当社グループでは、お客様のヘッジニーズ、運用・調達ニーズの多様化・高度化に対応した金融商品を競争力ある価格で提供すること、預貸金業務や有価証券保有等に付随して発生する市場リスクをコントロールすること、また、積極的な市場取引の推進を通じて収益力の向上を図ることを目的として、デリバティブ取引を行っております。
金利・通貨等の相場の短期的な変動により利益を得ることを目的とするトレーディング取引については、東京及びニューヨーク・ロンドン・シンガポール・香港などの海外拠点に設置されたトレーディング担当部署が、一定の極度の範囲内で積極的かつ機動的に取引を行っております。
株式会社三井住友銀行における預貸金等の銀行業務に付随して発生する市場リスクの調整については、同経営会議等で審議された方針に基づき、ALM担当部署がALMオペレーションとしてスワップ・金利先物取引等のデリバティブ取引を活用しております。これらALMオペレーションに係る取引のうち、ヘッジ目的の取引についてはヘッジ会計を適用しており、ヘッジ会計の方法としては繰延ヘッジ又は時価ヘッジを適用しております。
小口多数の金銭債権債務に対する金利リスクに係る包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に定められた要件を満たす繰延ヘッジを適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。また、その他有価証券のうちALM目的で保有する債券の相場変動を相殺する個別ヘッジについては時価ヘッジを適用しており、当該個別ヘッジに係る有効性の評価をしております。
異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替リスクに係る包括ヘッジについては、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号）に定められた要件に従い、ヘッジ手段である通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認の上、繰延ヘッジを適用しております。
連結子会社のトレーディング担当部署及びALM担当部署以外におけるデリバティブ取引は、業務に付随して発生する市場リスクのコントロールを目的としております。

(3) 取引に係るリスクの内容

デリバティブ取引に係る主要なリスクとしては、市場の相場変動により保有するポートフォリオの価値が変動し損失が発生する「市場リスク」、取引相手の財務状態の悪化により契約が履行されなくなり損失を被る「信用リスク」、市場の流動性の低下により適正な価格で希望する量の取引が困難となる「市場流動性リスク」等があります。
特にデリバティブ取引には、リスク内容が複雑な取引、僅かな当初資金で多額の損益が発生する可能性を有する取引が存在することから、高度なリスク管理が求められております。

(4) 取引に係るリスクの管理体制

当社では、グループ全体のリスク管理を経営の重要課題の一つとして位置付け、リスクを経営体力比適正なレベルにコントロールした上で収益力の強化を図るという、「健全性の維持」と「収益力の向上」の双方にバランスのとれた経営を目指しております。実効性のあるリスク管理の実現のため、「グループ全体のリスク管理の基本方針」については経営会議にて決定、取締役会の承認を得る体制としております。また、グループ各社は同基本方針に基づき、適切なリスク管理体制の整備を図っております。主要連結子会社においては各リスク管理担当部署を業務担当部署から独立させる等、業務への十分な牽制が働くよう配慮しているほか、独立した監査担当部署が、業務の運営及びリスク管理の状況について監査を実施する体制としております。なお、デリバティブ取引を含む市場業務については、業務部門と事務部門・管理部門の分離により、取引の締結・執行、リスク量並びに損益について厳正なチェック機能が働く体制としております。
市場リスクには金利リスク、為替リスク等の種類がありますが、当社では高度な統計的手法を用いたVaR（バリュー・アット・リスク）により、予想される最大損失額を把握して統合的に管理しております。当社ではVaRの計測にヒストリカル・シミュレーション法を使用しております。
主要連結子会社の市場部門で保有する市場リスクの総量枠については、自己資本等の経営体力をもとに保守的に設定しております。また、政策投資株式に係る株価変動リスク等、主要連結子会社の市場部門以外が保有する市場リスクについてもVaRを計測し、適切なモニタリングが行われる体制としております。
信用リスクについては、時価ベースでの信用リスク額を定期的に算出し管理しております。相手方が、取引を頻繁に行う金融機関等である場合については、一括清算ネッティング契約等を締結する等、信用リスクを抑制する運営も行っております。
また、デリバティブ取引に係る市場流動性リスクの管理については、通貨・商品、取引期間等を特定した拠点別取引限度額を設定するとともに、金融先物取引等については、保有建玉を市場全体の未決済建玉残高の一定割合以内に限定しており、リスク管理担当部署で限度額遵守状況、市場動向等をモニタリングする体制としております。

2. 取引の時価等に関する事項

(1) 金利関連取引

（金額単位　百万円）

区分	種類	平成19年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	金利先物				
	売建	60,107,669	3,490,131	4,557	4,557
	買建	58,921,496	3,573,504	△3,229	△3,229
	金利オプション				
	売建	118,090	—	△20	△20
	買建	—	—	—	—
店頭	金利先渡契約				
	売建	400,000	—	278	278
	買建	11,162,242	125,008	△35	△35
	金利スワップ	445,985,618	333,381,100	57,891	57,891
	受取固定・支払変動	213,209,584	162,321,475	△292,629	△292,629
	受取変動・支払固定	212,837,074	156,710,751	342,402	342,402
	受取変動・支払変動	19,815,084	14,229,818	13,821	13,821
	金利スワップション				
	売建	3,163,737	1,550,186	△40,755	△40,755
	買建	3,380,799	2,002,072	61,695	61,695
	キャップ				
	売建	21,500,368	14,937,062	△27,574	△27,574
	買建	12,022,208	8,260,827	16,947	16,947
	フロアー				
	売建	842,962	709,538	△2,931	△2,931
	買建	3,569,523	2,042,491	1,342	1,342
	その他				
	売建	1,950,131	1,368,826	△11,465	△11,465
	買建	4,049,334	2,440,410	27,040	27,040
合計				83,740	83,740

（注）1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデルにより算定しております。

(2) 通貨関連取引

(金額単位 百万円)

区分	種類	平成19年3月末			
		契約額等		時価	評価損益
			うち1年超		
店頭	通貨スワップ	20,642,376	12,660,922	42,405	55,918
	通貨スワップション				
	売建	866,633	863,798	3,489	3,487
	買建	896,229	890,206	4,146	4,149
	為替予約	61,066,579	5,056,679	△104,438	△104,438
	通貨オプション				
	売建	4,501,193	2,381,131	△159,703	△159,703
	買建	4,344,112	2,195,492	98,237	98,237
合計				△115,862	△102,349

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの、又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
2. 時価の算定
割引現在価値やオプション価格計算モデルにより算定しております。

(3) 株式関連取引

(金額単位 百万円)

区分	種類	平成19年3月末			
		契約額等		時価	評価損益
			うち1年超		
取引所	株式指数先物				
	売建	13,146	—	△150	△150
	買建	19,646	—	403	403
店頭	有価証券店頭オプション				
	売建	17,000	17,000	587	587
	買建	252,092	105,043	△587	△587
合計				252	252

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、オプション価格計算モデルにより算定しております。

(4) 債券関連取引

(金額単位 百万円)

区分	種類	平成19年3月末			
		契約額等		時価	評価損益
			うち1年超		
取引所	債券先物				
	売建	667,769	—	1,895	1,895
	買建	655,089	—	△1,680	△1,680
店頭	債券先渡契約				
	売建	—	—	—	—
	買建	69,970	65,498	1,575	1,575
合計				1,791	1,791

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデルにより算定しております。

(5) 商品関連取引

(金額単位 百万円)

区分	種類	平成19年3月末			
		契約額等		時価	評価損益
			うち1年超		
取引所	商品先物				
	売建	237	—	△3	△3
	買建	359	—	6	6
	商品先物オプション				
	売建	949	—	△43	△43
	買建	949	—	43	43
店頭	商品スワップ				
	固定価格受取・変動価格支払	359,881	311,948	△69,212	△69,212
	変動価格受取・固定価格支払	259,581	209,132	157,000	157,000
	固定価格受取・固定価格支払	17,821	—	29	29
	商品オプション				
	売建	7,624	7,058	△945	△945
	買建	38,356	30,957	6,304	6,304
合計				93,180	93,180

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、ニューヨーク・マーカンタイル取引所等における最終の価格によっております。
店頭取引につきましては、取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3. 商品は燃料及び金属等に係るものであります。

(6) クレジットデリバティブ取引

(金額単位 百万円)

区分	種類	平成19年3月末			
		契約額等		時価	評価損益
			うち1年超		
店頭	クレジット・デフォルト・オプション				
	売建	1,322,651	1,295,611	2,628	2,628
	買建	1,514,279	1,509,279	△1,816	△1,816
	その他				
	売建	40	—	△3	△3
	買建	40	—	3	3
合計				812	812

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
割引現在価値やオプション価格計算モデルにより算定しております。
3. 「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

セグメント情報

(1) 事業の種類別セグメント情報

平成19年度（自 平成19年4月1日　至 平成20年3月31日）

（金額単位　百万円）

	平成19年度					
	銀行業	リース業	その他事業	計	消去又は全社	連結
I 経常収益						
(1) 外部顧客に対する経常収益	3,185,057	945,193	493,293	4,623,545	—	4,623,545
(2) セグメント間の内部経常収益	58,113	20,644	249,030	327,788	(327,788)	—
計	3,243,171	965,837	742,324	4,951,333	(327,788)	4,623,545
経常費用	2,501,702	921,338	669,064	4,092,105	(299,720)	3,792,384
経常利益	741,469	44,499	73,259	859,228	(28,067)	831,160
II 資産、減価償却費、減損損失及び資本的支出						
資産	107,336,930	3,020,106	6,707,715	117,064,752	(5,108,833)	111,955,918
減価償却費	61,223	399,910	25,972	487,106	16	487,122
減損損失	4,740	109	310	5,161	—	5,161
資本的支出	99,277	458,002	36,007	593,286	3	593,290

（注）1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
2. 各事業の主な内容
(1) 銀行業……………………銀行業
(2) リース業…………………リース業
(3) その他事業……………証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業
3. 資産のうち消去又は全社の項目に含めた全社資産の金額は4,101,536百万円であり、その主なものは当社の関係会社株式であります。
4. 連結財務諸表作成のための基本となる重要な事項 4.会計処理基準に関する事項（10）に記載のとおり、負債計上を中止した預金の預金者への払戻については、従来は払戻時に損失処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」（日本公認会計士協会　監査・保証実務委員会報告第42号）が平成19年4月13日付で公表されたことを踏まえ、当連結会計年度より過去の払戻実績に基づく将来の払戻損失見込額を引き当てる方法に変更しております。この結果、従来の方法によった場合に比べ、「経常利益」は「銀行業」について10,417百万円減少しております。

平成18年度（自 平成18年4月1日　至 平成19年3月31日）

（金額単位　百万円）

	平成18年度					
	銀行業	リース業	その他事業	計	消去又は全社	連結
I 経常収益						
(1) 外部顧客に対する経常収益	2,689,086	783,119	429,052	3,901,259	—	3,901,259
(2) セグメント間の内部経常収益	53,714	20,831	220,369	294,914	(294,914)	—
計	2,742,800	803,951	649,421	4,196,173	(294,914)	3,901,259
経常費用	1,993,893	759,103	609,781	3,362,779	(260,130)	3,102,649
経常利益	748,907	44,847	39,640	833,394	(34,784)	798,610
II 資産、減価償却費、減損損失及び資本的支出						
資産	97,525,686	2,241,572	5,663,614	105,430,874	(4,572,564)	100,858,309
減価償却費	59,908	336,712	17,630	414,251	16	414,268
減損損失	4,661	—	25,887	30,548	—	30,548
資本的支出	216,612	390,455	27,565	634,633	13	634,647

（注）1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
2. 各事業の主な内容
(1) 銀行業……………………銀行業
(2) リース業…………………リース業
(3) その他事業……………証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業
3. 資産のうち消去又は全社の項目に含めた全社資産の金額は4,012,414百万円であり、その主なものは当社の関係会社株式であります。
4. 役員退職慰労金は、従来は支出時に費用処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金に関する監査上の取扱い」（日本公認会計士協会　監査第一委員会報告第42号　昭和57年9月21日）が一部改正され、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」（日本公認会計士協会　監査・保証実務委員会報告第42号）が平成19年4月13日付で公表されたことを踏まえ、役員に対する退職慰労金の支給見積額を当該役員の在任期間にわたり費用配分することで期間損益の適正化を図るために、当連結会計年度より役員退職慰労引当金を計上しております。この結果、従来の方法によった場合に比べ、「経常利益」は「銀行業」について5,397百万円、「リース業」について221百万円、「その他事業」について1,752百万円それぞれ減少しております。
なお、上記改正は平成19年4月13日に公表されたため、当中間連結会計期間は従来の方法によっております。従って、当中間連結会計期間は変更後の方法によった場合に比べ、「経常利益」は「銀行業」について4,556百万円、「リース業」について188百万円、「その他事業」について1,496百万円それぞれ多く計上されております。
5.「金融商品に係る会計基準」（企業会計審議会　平成11年1月22日）が平成18年8月11日付で一部改正され（「金融商品に関する会計基準」企業会計基準第10号）、改正会計基準の公表日以後終了する連結会計年度から適用されることになったことに伴い、当連結会計年度から改正会計基準を適用し、社債は償却原価法（定額法）に基づいて算定された価額をもって連結貸借対照表価額としております。これにより、従来の方法に比べ「資産」が「銀行業」について2,308百万円減少しております。

(2) 所在地別セグメント情報

平成19年度（自 平成19年4月1日 至 平成20年3月31日）　　（金額単位 百万円）

	平成19年度						
	日本	米州	欧州・中近東	アジア・オセアニア	計	消去又は全社	連結
Ⅰ経常収益 (1) 外部顧客に対する経常収益 (2) セグメント間の内部経常収益	3,911,887 121,804	280,556 59,437	249,321 11,000	181,780 39,046	4,623,545 231,289	— (231,289)	4,623,545 —
計	4,033,692	339,994	260,321	220,826	4,854,834	(231,289)	4,623,545
経常費用	3,359,217	240,378	249,869	156,831	4,006,298	(213,913)	3,792,384
経常利益	674,474	99,615	10,451	63,994	848,536	(17,375)	831,160
Ⅱ資産	96,694,481	7,590,359	4,875,150	5,501,957	114,661,949	(2,706,030)	111,955,918

（注）1. 当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2.「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州・中近東」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

3. 資産のうち消去又は全社の項目に含めた全社資産の金額は4,101,536百万円であり、その主なものは当社の関係会社株式であります。

4. 連結財務諸表作成のための基本となる重要な事項 4.会計処理基準に関する事項（10）に記載のとおり、負債計上を中止した預金の預金者への払戻については、従来は払戻時に損失処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」（日本公認会計士協会 監査・保証実務委員会報告第42号）が平成19年4月13日付で公表されたことを踏まえ、当連結会計年度より過去の払戻実績に基づく将来の払戻損失見込額を引き当てる方法に変更しております。この結果、従来の方法によった場合に比べ、「経常利益」は「日本」について10,417百万円減少しております。

平成18年度（自 平成18年4月1日 至 平成19年3月31日）　　（金額単位 百万円）

	平成18年度						
	日本	米州	欧州・中近東	アジア・オセアニア	計	消去又は全社	連結
Ⅰ経常収益 (1) 外部顧客に対する経常収益 (2) セグメント間の内部経常収益	3,238,374 98,720	247,208 46,833	203,585 9,974	212,090 59,802	3,901,259 215,330	— (215,330)	3,901,259 —
計	3,337,094	294,042	213,559	271,892	4,116,589	(215,330)	3,901,259
経常費用	2,686,461	222,992	177,377	202,955	3,289,786	(187,137)	3,102,649
経常利益	650,633	71,049	36,182	68,937	826,802	(28,192)	798,610
Ⅱ資産	89,301,196	5,775,716	3,190,553	4,514,648	102,782,115	(1,923,805)	100,858,309

（注）1. 当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2.「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州・中近東」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

3. 資産のうち消去又は全社の項目に含めた全社資産の金額は4,012,414百万円であり、その主なものは当社の関係会社株式であります。

4. 役員退職慰労金は、従来は支出時に費用処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金に関する監査上の取扱い」（日本公認会計士協会 監査第一委員会報告第42号 昭和57年9月21日）が一部改正され、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」（日本公認会計士協会 監査・保証実務委員会報告第42号）が平成19年4月13日付で公表されたことを踏まえ、役員に対する退職慰労金の支給見積額を当該役員の在任期間にわたり費用配分することで期間損益の適正化を図るために、当連結会計年度より役員退職慰労引当金を計上しております。この結果、従来の方法によった場合に比べ、「経常利益」は「日本」について7,371百万円減少しております。

なお、上記改正は平成19年4月13日に公表されたため、当中間連結会計期間は従来の方法によっております。従って、当中間連結会計期間は変更後の方法によった場合に比べ、「経常利益」は「日本」について6,241百万円多く計上されております。

5.「金融商品に係る会計基準」（企業会計審議会 平成11年1月22日）が平成18年8月11日付で一部改正され（「金融商品に関する会計基準」企業会計基準第10号）、改正会計基準の公表日以後終了する連結会計年度から適用されることになったことに伴い、当連結会計年度から改正会計基準を適用し、社債は償却原価法（定額法）に基づいて算定された価額をもって連結貸借対照表価額としております。これにより、従来の方法に比べ「資産」が「日本」について2,266百万円、「米州」について41百万円それぞれ減少しております。

(3) 海外経常収益

（金額単位 百万円）

	平成18年度 自 平成18年4月1日 至 平成19年3月31日	平成19年度 自 平成19年4月1日 至 平成20年3月31日
海外経常収益	662,884	711,657
連結経常収益	3,901,259	4,623,545
海外経常収益の連結経常収益に占める割合	17.0%	15.4%

（注）1. 一般企業の海外売上高に代えて、海外経常収益を記載しております。

2. 海外経常収益は、国内銀行連結子会社の海外店取引、並びに在外連結子会社の取引に係る経常収益（ただし、連結会社間の内部経常収益を除く。）で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

財務諸表

平成19年度は金融商品取引法第193条の2第1項の規定に基づき、平成18年度は証券取引法第193条の2の規定に基づき、当社の貸借対照表、損益計算書、株主資本等変動計算書及び附属明細表については、あずさ監査法人の監査証明を受けております。

貸借対照表

（金額単位　百万円）

科目	平成18年度末 平成19年3月31日現在	平成19年度末 平成20年3月31日現在
（資産の部）		
流動資産		
現金及び預金	37,073	53,735 ※2
前払費用	21	21
繰延税金資産	265	359
未収収益	23	56
未収還付法人税等	71,377	14,267
その他	603	515
流動資産合計	109,364	68,956
固定資産		
有形固定資産		
建物	0	0 ※1
器具及び備品	6	4 ※1
有形固定資産合計	7	4
無形固定資産		
ソフトウェア	20	9
無形固定資産合計	20	9
投資その他の資産		
投資有価証券	20	—
関係会社株式	3,847,716	3,950,642
繰延税金資産	2,315	1,603
投資その他の資産合計	3,850,052	3,952,246
固定資産合計	3,850,079	3,952,260
資産合計	**3,959,444**	**4,021,217**

（次ページに続く）

（貸借対照表続き）　　　　　　　　　　　　　　　　　　　　　　　　（金額単位　百万円）

科目	平成18年度末 平成19年3月31日現在	平成19年度末 平成20年3月31日現在
（負債の部）		
流動負債		
短期借入金	959,030	1,049,030 ※2
未払金	108	223
未払費用	48	173
未払法人税等	964	1,539
未払事業所税	4	4
賞与引当金	83	81
役員賞与引当金	—	74
その他	1,132	1,114
流動負債合計	961,372	1,052,242
固定負債		
役員退職慰労引当金	174	225
固定負債合計	174	225
負債合計	**961,546**	**1,052,468**
（純資産の部）		
株主資本		
資本金	1,420,877	1,420,877
資本剰余金		
資本準備金	642,355	642,355
その他資本剰余金	288,113	288,031
資本剰余金合計	930,469	930,386
利益剰余金		
その他利益剰余金		
別途積立金	30,420	30,420
繰越利益剰余金	698,709	670,259
利益剰余金合計	729,129	700,679
自己株式	△82,578	△83,194
株主資本合計	2,997,898	2,968,749
純資産合計	**2,997,898**	**2,968,749**
負債・純資産合計	**3,959,444**	**4,021,217**

（注）記載金額は、百万円未満を切り捨てて表示しております。

損益計算書

（金額単位　百万円）

科目	平成18年度 自 平成18年4月1日 至 平成19年3月31日	平成19年度 自 平成19年4月1日 至 平成20年3月31日
営業収益	**376,479**	**111,637**
関係会社受取配当金	366,680	89,693
関係会社受入手数料	9,798	21,944
営業費用	**3,641**	**6,246**
販売費及び一般管理費	3,641	6,246 ※2
営業利益	**372,838**	**105,391**
営業外収益	**234**	**466**
受取利息	213	298 ※1
受入手数料	20	14
その他	0	153
営業外費用	**8,594**	**16,794**
支払利息	4,311	11,012 ※1
創立費償却	301	—
支払手数料	3,978	1,263
関係会社株式評価損	—	4,518
その他	3	—
経常利益	**364,477**	**89,063**
税引前当期純利益	**364,477**	**89,063**
法人税、住民税及び事業税	**2,918**	**5,470**
法人税等調整額	**△1,975**	**618**
当期純利益	**363,535**	**82,975**

（注）記載金額は、百万円未満を切り捨てて表示しております。

株主資本等変動計算書

平成18年度（自 平成18年4月1日　至 平成19年3月31日）

（金額単位　百万円）

	株主資本									純資産合計
	資本金	資本剰余金			利益剰余金			自己株式	株主資本合計	
		資本準備金	その他資本剰余金	資本剰余金合計	その他利益剰余金		利益剰余金合計			
					別途積立金	繰越利益剰余金				
平成18年3月31日残高	1,420,877	1,420,989	684,406	2,105,396	30,420	383,126	413,546	△4,393	3,935,426	3,935,426
事業年度中の変動額										
資本準備金の取崩		△1,000,000	1,000,000	—					—	—
株式交換による増加		221,365		221,365					221,365	221,365
剰余金の配当						△47,951	△47,951		△47,951	△47,951
当期純利益						363,535	363,535		363,535	363,535
自己株式の取得								△1,474,644	△1,474,644	△1,474,644
自己株式の処分			△15	△15				182	167	167
自己株式の消却			△1,396,277	△1,396,277				1,396,277	—	—
事業年度中の変動額合計	—	△778,634	△396,292	△1,174,927	—	315,583	315,583	△78,184	△937,527	△937,527
平成19年3月31日残高	1,420,877	642,355	288,113	930,469	30,420	698,709	729,129	△82,578	2,997,898	2,997,898

（注）記載金額は、百万円未満を切り捨てて表示しております。

平成19年度（自 平成19年4月1日　至 平成20年3月31日）

（金額単位　百万円）

	株主資本									純資産合計
	資本金	資本剰余金			利益剰余金			自己株式	株主資本合計	
		資本準備金	その他資本剰余金	資本剰余金合計	その他利益剰余金		利益剰余金合計			
					別途積立金	繰越利益剰余金				
平成19年3月31日残高	1,420,877	642,355	288,113	930,469	30,420	698,709	729,129	△82,578	2,997,898	2,997,898
事業年度中の変動額										
剰余金の配当						△111,425	△111,425		△111,425	△111,425
当期純利益						82,975	82,975		82,975	82,975
自己株式の取得								△901	△901	△901
自己株式の処分			△82	△82				285	202	202
事業年度中の変動額合計	—	—	△82	△82	—	△28,450	△28,450	△616	△29,149	△29,149
平成20年3月31日残高	1,420,877	642,355	288,031	930,386	30,420	670,259	700,679	△83,194	2,968,749	2,968,749

（注）記載金額は、百万円未満を切り捨てて表示しております。

重要な会計方針（当事業年度 自 平成19年4月1日　至 平成20年3月31日）

1. 有価証券の評価基準及び評価方法

有価証券の評価は、子会社株式及び関連会社株式については、移動平均法による原価法により行っております。

2. 固定資産の減価償却の方法

(1) 有形固定資産

定率法（ただし、建物については定額法）を採用しております。

平成19年度税制改正に伴い、平成19年4月1日以後に取得した有形固定資産については、改正後の法人税法に基づく償却方法により減価償却費を計上しております。これによる貸借対照表等に与える影響は軽微であります。

(2) 無形固定資産

自社利用のソフトウェアについては、社内における利用可能期間（5年）に基づく定額法により償却しております。

3. 外貨建の資産及び負債の本邦通貨への換算基準

外貨建資産及び負債については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として決算日の為替相場による円換算額を付しております。

4. 引当金の計上基準

(1) 賞与引当金

賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当事業年度に帰属する額を計上しております。

(2) 役員賞与引当金

役員賞与引当金は、役員（執行役員を含む、以下同じ。）に対する賞与の支払いに備えるため、役員に対する賞与の支給見込額のうち、当事業年度に帰属する額を計上しております。

(3) 役員退職慰労引当金

役員退職慰労引当金は、役員（執行役員を含む。）に対する退職慰労金の支払いに備えるため、内規に基づく当事業年度末の要支給額を計上しております。

5. リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

6. 消費税等の会計処理

消費税及び地方消費税の会計処理は、税抜方式によっております。

【会計方針の変更】

（金融商品に関する会計基準）

「金融商品に関する会計基準」（企業会計基準第10号）及び「金融商品会計に関する実務指針」（日本公認会計士協会会計制度委員会報告第14号）等における有価証券の範囲に関する規定が平成19年6月15日付及び同7月4日付で一部改正され、金融商品取引法の施行日以後に終了する事業年度から適用されることになったことに伴い、当事業年度から改正会計基準及び実務指針を適用しております。

注記事項（当事業年度 自 平成19年4月1日　至 平成20年3月31日）

（貸借対照表関係）

※1.　有形固定資産の減価償却累計額　8百万円

※2.　関係会社に対する資産及び負債

預金	53,735百万円
短期借入金	1,049,030百万円

3.　偶発債務

株式会社三井住友銀行デュッセルドルフ支店の対顧預金払い戻しに関し、ドイツ銀行協会預金保険基金に対して80,319百万円の保証を行っております。

4.　配当制限

当社の定款の定めるところにより、優先株主に対しては、一事業年度において下記の各種優先株式の優先配当金を超えて配当することはありません。

第四種優先株式	1株につき200,000円を上限として発行に際して取締役会の決議によって定める額
第五種優先株式	1株につき200,000円を上限として発行に際して取締役会の決議によって定める額
第六種優先株式	1株につき300,000円を上限として発行に際して取締役会の決議によって定める額
第七種優先株式	1株につき200,000円を上限として発行に際して取締役会の決議によって定める額
第八種優先株式	1株につき300,000円を上限として発行に際して取締役会の決議によって定める額
第九種優先株式	1株につき300,000円を上限として発行に際して取締役会の決議によって定める額

（損益計算書関係）

※1.　関係会社との取引

受取利息	263百万円
支払利息	11,012百万円

※2.　販売費及び一般管理費のうち主要なものは次のとおりであります。
なお、全額が一般管理費に属するものであります。

給料・手当	1,674百万円
土地建物機械賃借料	361百万円
広告宣伝費	2,645百万円
委託費	597百万円

（株主資本等変動計算書関係）

1.　自己株式の種類及び株式数に関する事項

（単位　株）

	前事業年度末株式数	当事業年度増加株式数	当事業年度減少株式数	当事業年度末株式数
自己株式				
普通株式（注）1（注）2	67,855.95	895.01	234.55	68,516.41
合計	67,855.95	895.01	234.55	68,516.41

（注）1. 普通株式の自己株式の増加895.01株は、端株の買取りによるものであります。

2. 普通株式の自己株式の減少234.55株は、端株の売渡し及びストック・オプションの権利行使によるものであります。

（リース取引関係）

記載対象の取引はありません。

（有価証券関係）

子会社株式及び関連会社株式で時価のあるもの

（金額単位　百万円）

	貸借対照表計上額	時価	差額
関連会社株式	3,265	3,265	—

（注）時価は、当事業年度末日における市場価格等に基づいております。

（税効果会計関係）
1. 繰延税金資産の発生の主な原因別の内訳

（金額単位　百万円）

繰延税金資産	
子会社株式	1,202,944
その他	3,909
繰延税金資産小計	1,206,854
評価性引当額	△1,204,891
繰延税金資産合計	1,962
繰延税金資産の純額	1,962

2. 法定実効税率と税効果会計適用後の法人税等の負担率との間の差異の原因となった主な項目別の内訳

（単位　%）

法定実効税率	40.69
（調整）	
受取配当金益金不算入	△36.00
評価性引当額	2.11
その他	0.04
税効果会計適用後の法人税等の負担率	6.84

（1株当たり情報）

（金額単位　円）

1株当たり純資産額	339,454.71
1株当たり当期純利益	9,134.13
潜在株式調整後1株当たり当期純利益	9,133.76

（注）1. 1株当たり当期純利益及び潜在株式調整後1株当たり当期純利益の算定上の基礎は、次のとおりであります。

1株当たり当期純利益	
当期純利益	82,975百万円
普通株主に帰属しない金額	12,958百万円
（うち優先配当額）	12,958百万円
普通株式に係る当期純利益	70,016百万円
普通株式の期中平均株式数	7,665千株
潜在株式調整後1株当たり当期純利益	
当期純利益調整額	ー百万円
（うち優先配当額）	ー百万円
普通株式増加数	0千株
（うち優先株式）	ー千株
（うち新株予約権）	0千株
希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含まれなかった潜在株式の概要	第1-12回第四種優先株式（発行済株式数50千株）

2. 1株当たり純資産額の算定上の基礎は、次のとおりであります。

純資産の部の合計額	2,968,749百万円
純資産の部の合計額から控除する金額	366,782百万円
（うち優先株式）	360,303百万円
（うち優先配当額）	6,479百万円
普通株式に係る期末の純資産額	2,601,967百万円
1株当たり純資産額の算定に用いられた期末の普通株式の数	7,665千株

（重要な後発事象）
当社は、平成21年1月に予定されている「株式等の取引に係る決済の合理化を図るための社債等の振替に関する法律等の一部を改正する法律」（平成16年法律第88号。以下、「決済合理化法」という。）の施行による株券電子化に伴い、この制度の取扱対象外とされている端株の整理を行うため、平成20年5月16日開催の取締役会において、「決済合理化法」の施行日の前日を効力発生日として、普通株式1株を100株に分割することを決議いたしました。また、平成20年6月27日開催の定時株主総会及び各種類株式に係る種類株主総会において、発行済株式総数等の増加及び普通株式の単元株式数を100株とする単元株制度の採用等を目的とした定款等の一部変更を決議いたしました。
なお、当該株式分割が前期首に行われたと仮定した場合の前事業年度における1株当たり情報及び当期首に行われたと仮定した場合の当事業年度における1株当たり情報はそれぞれ次のとおりであります。

（金額単位　円）

	平成18年度	平成19年度
1株当たり純資産額	3,423.83	3,394.55
1株当たり当期純利益	463.26	91.34
潜在株式調整後1株当たり当期純利益	419.73	91.34

損益の状況（連結）

■国内・海外別収支

（金額単位　百万円）

区分	平成18年度				平成19年度			
	国内	海外	消去又は全社(△)	合計	国内	海外	消去又は全社(△)	合計
資金運用収益	1,441,457	593,892	△56,280	1,979,069	1,542,313	669,690	△66,551	2,145,451
資金調達費用	432,558	409,364	△31,450	810,471	529,520	457,127	△51,591	935,056
資金運用収支	1,008,898	184,528	△24,829	1,168,597	1,012,792	212,562	△14,960	1,210,394
信託報酬	3,508	—	—	3,508	3,752	—	—	3,752
役務取引等収益	647,473	59,223	△698	705,998	633,655	71,996	△1,368	704,283
役務取引等費用	89,805	7,353	△345	96,812	82,800	10,537	△1,047	92,289
役務取引等収支	557,668	51,870	△352	609,185	550,855	61,459	△320	611,993
特定取引収益	127,667	21,459	△21,564	127,561	470,388	30,848	△31,665	469,571
特定取引費用	10,720	12,780	△21,564	1,936	15,242	16,423	△31,665	—
特定取引収支	116,946	8,679	—	125,625	455,145	14,425	—	469,571
その他業務収益	981,643	22,977	△988	1,003,632	1,165,090	47,612	△67	1,212,635
その他業務費用	988,511	16,052	△193	1,004,370	1,362,029	30,081	△21	1,392,089
その他業務収支	△6,868	6,924	△794	△738	△196,938	17,530	△45	△179,453

（注）1.「国内」とは、当社、国内銀行連結子会社（海外店を除く。）及びその他の国内連結子会社であり、「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。
2. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用（平成18年度5百万円、平成19年度10百万円）を資金調達費用から控除して表示しております。
3.「国内」「海外」間の内部取引は、「消去又は全社（△）」欄に表示しております。

■資金運用・調達勘定平均残高、利息、利回り

（金額単位　百万円）

国内	平成18年度			平成19年度		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	76,132,613	1,441,457	1.89%	74,364,561	1,542,313	2.07%
うち貸出金	51,620,802	1,004,005	1.94	51,170,802	1,135,110	2.22
うち有価証券	19,820,864	330,791	1.67	18,046,377	287,879	1.60
うちコールローン及び買入手形	784,972	17,383	2.21	644,293	13,186	2.05
うち買現先勘定	41,945	94	0.23	67,129	382	0.57
うち債券貸借取引支払保証金	1,329,318	4,857	0.37	980,818	7,032	0.72
うち預け金	1,054,974	26,901	2.55	1,891,531	34,957	1.85
資金調達勘定	80,928,373	432,558	0.53	81,183,731	529,520	0.65
うち預金	65,159,829	177,510	0.27	65,494,311	244,013	0.37
うち譲渡性預金	2,365,296	5,858	0.25	2,557,627	15,057	0.59
うちコールマネー及び売渡手形	2,908,959	4,286	0.15	2,087,888	10,853	0.52
うち売現先勘定	157,722	431	0.27	103,567	601	0.58
うち債券貸借取引受入担保金	2,301,547	60,856	2.64	2,041,013	45,499	2.23
うちコマーシャル・ペーパー	712	1	0.24	—	—	—
うち借用金	3,530,322	53,287	1.51	4,400,327	75,888	1.72
うち短期社債	370,939	1,503	0.41	494,241	4,105	0.83
うち社債	3,784,043	68,789	1.82	3,726,666	73,497	1.97

（注）1.「国内」とは、当社、国内銀行連結子会社（海外店を除く。）及びその他の国内連結子会社であります。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の国内連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高（平成18年度1,096,906百万円、平成19年度804,987百万円）を資金運用勘定から控除して表示しております。
4. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高（平成18年度2,607百万円、平成19年度2,771百万円）を資金運用勘定から、金銭の信託運用見合額の平均残高（平成18年度2,607百万円、平成19年度2,771百万円）及び利息（平成18年度5百万円、平成19年度10百万円）を資金調達勘定から、それぞれ控除して表示しております。

（金額単位　百万円）

海外	平成18年度			平成19年度		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	11,234,586	593,892	5.29%	12,801,800	669,690	5.23%
うち貸出金	7,838,766	401,333	5.12	8,859,850	467,419	5.28
うち有価証券	1,109,300	62,710	5.65	1,139,851	62,162	5.45
うちコールローン及び買入手形	200,194	10,824	5.41	268,662	12,827	4.77
うち買現先勘定	145,659	7,003	4.81	278,935	6,661	2.39
うち債券貸借取引支払保証金	—	—	—	—	—	—
うち預け金	1,530,875	72,925	4.76	1,850,524	71,221	3.85
資金調達勘定	8,996,910	409,364	4.55	8,952,948	457,127	5.11
うち預金	6,985,307	282,707	4.05	7,101,518	256,776	3.62
うち譲渡性預金	738,076	37,618	5.10	660,930	36,045	5.45
うちコールマネー及び売渡手形	325,729	14,520	4.46	314,091	12,675	4.04
うち売現先勘定	352,703	17,923	5.08	207,412	6,802	3.28
うち債券貸借取引受入担保金	—	—	—	—	—	—
うちコマーシャル・ペーパー	—	—	—	—	—	—
うち借用金	159,086	7,199	4.53	316,935	18,465	5.83
うち短期社債	—	—	—	—	—	—
うち社債	348,240	20,930	6.01	268,000	17,447	6.51

（注）1.「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の在外連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高（平成18年度48,701百万円、平成19年度75,496百万円）を資金運用勘定から控除して表示しております。

（金額単位　百万円）

合計	平成18年度			平成19年度		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	86,851,328	1,979,069	2.28%	86,343,910	2,145,451	2.48%
うち貸出金	58,785,489	1,375,851	2.34	59,129,159	1,557,823	2.63
うち有価証券	21,188,587	369,770	1.75	19,485,192	333,255	1.71
うちコールローン及び買入手形	985,167	28,208	2.86	912,955	26,014	2.85
うち買現先勘定	187,604	7,098	3.78	346,065	7,044	2.04
うち債券貸借取引支払保証金	1,329,318	4,857	0.37	980,818	7,032	0.72
うち預け金	2,487,172	96,763	3.89	3,523,849	101,120	2.87
資金調達勘定	89,150,368	810,471	0.91	89,014,453	935,056	1.05
うち預金	72,045,922	457,078	0.63	72,376,887	495,690	0.68
うち譲渡性預金	3,103,373	43,476	1.40	3,218,557	51,103	1.59
うちコールマネー及び売渡手形	3,234,688	18,807	0.58	2,401,980	23,529	0.98
うち売現先勘定	510,425	18,354	3.60	310,979	7,404	2.38
うち債券貸借取引受入担保金	2,301,547	60,856	2.64	2,041,013	45,499	2.23
うちコマーシャル・ペーパー	712	1	0.24	—	—	—
うち借用金	3,015,247	32,175	1.07	3,815,693	47,862	1.25
うち短期社債	370,939	1,503	0.41	494,241	4,105	0.83
うち社債	4,132,284	89,719	2.17	3,994,667	90,945	2.28

（注）1. 上記計数は、「国内」「海外」間の内部取引を消去した合算計数であります。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高（平成18年度1,146,135百万円、平成19年度881,666百万円）を資金運用勘定から控除して表示しております。
4. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高（平成18年度2,607百万円、平成19年度2,771百万円）を資金運用勘定から、金銭の信託運用見合額の平均残高（平成18年度2,607百万円、平成19年度2,771百万円）及び利息（平成18年度5百万円、平成19年度10百万円）を資金調達勘定から、それぞれ控除して表示しております。

■役務取引の状況

（金額単位　百万円）

区分	平成18年度				平成19年度			
	国内	海外	消去又は全社(△)	合計	国内	海外	消去又は全社(△)	合計
役務取引等収益	647,473	59,223	△698	705,998	633,655	71,996	△1,368	704,283
うち預金・貸出業務	25,034	40,664	—	65,698	24,604	49,217	—	73,822
うち為替業務	123,671	9,166	△1	132,836	125,254	8,568	△177	133,645
うち証券関連業務	48,378	271	—	48,650	35,060	58	—	35,118
うち代理業務	16,581	—	—	16,581	16,028	—	—	16,028
うち保護預り・貸金庫業務	7,317	4	△0	7,322	7,140	4	—	7,144
うち保証業務	45,102	1,266	△407	45,961	43,376	4,150	△410	47,117
うちクレジットカード関連業務	117,197	—	—	117,197	128,575	—	—	128,575
役務取引等費用	89,805	7,353	△345	96,812	82,800	10,537	△1,047	92,289
うち為替業務	25,135	2,262	△198	27,200	26,683	5,103	△174	31,612

(注) 1.「国内」とは、当社、国内銀行連結子会社（海外店を除く。）及びその他の国内連結子会社であり、「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。
2.「国内」「海外」間の内部取引は、「消去又は全社（△）」欄に表示しております。

■特定取引の状況

（金額単位　百万円）

区分	平成18年度				平成19年度			
	国内	海外	消去又は全社(△)	合計	国内	海外	消去又は全社(△)	合計
特定取引収益	127,667	21,459	△21,564	127,561	470,388	30,848	△31,665	469,571
うち商品有価証券収益	15,071	37	—	15,109	21,082	324	—	21,406
うち特定取引有価証券収益	—	—	—	—	2,705	228	—	2,934
うち特定金融派生商品収益	109,351	21,422	△21,564	109,208	439,734	30,296	△31,665	438,365
うちその他の特定取引収益	3,244	—	—	3,244	6,865	—	—	6,865
特定取引費用	10,720	12,780	△21,564	1,936	15,242	16,423	△31,665	—
うち商品有価証券費用	—	—	—	—	—	—	—	—
うち特定取引有価証券費用	1,928	7	—	1,936	—	—	—	—
うち特定金融派生商品費用	8,791	12,773	△21,564	—	15,242	16,423	△31,665	—
うちその他の特定取引費用	—	—	—	—	—	—	—	—

(注) 1.「国内」とは、当社、国内銀行連結子会社（海外店を除く。）及びその他の国内連結子会社であり、「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。
2.「国内」「海外」間の内部取引は、「消去又は全社（△）」欄に表示しております。

資産・負債の状況（連結）

■預金・譲渡性預金

期末残高

（金額単位　百万円）

区分		平成19年3月末	平成20年3月末
国内	流動性預金	41,266,689	40,874,881
	定期性預金	21,273,509	21,905,957
	その他	3,271,453	4,066,787
	計	65,811,653	66,847,626
	譲渡性預金	1,883,747	2,261,006
	合計	67,695,400	69,108,632
海外	流動性預金	5,330,090	4,608,327
	定期性預金	1,006,239	1,227,876
	その他	8,241	6,793
	計	6,344,570	5,842,997
	譲渡性預金	705,470	817,143
	合計	7,050,041	6,660,140
総合計		74,745,441	75,768,773

（注）1.「国内」とは、当社、国内銀行連結子会社（海外店を除く。）及びその他の国内連結子会社であり、「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。
2. 流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金
3. 定期性預金＝定期預金＋定期積金

■貸出金の業種別構成

期末残高

（金額単位　百万円）

区分		平成19年3月末		平成20年3月末	
		金額	構成比	金額	構成比
国内（除く特別国際金融取引勘定分）	製造業	5,598,883	10.84%	5,695,551	10.81%
	農業、林業、漁業及び鉱業	139,509	0.27	146,244	0.28
	建設業	1,435,589	2.78	1,360,402	2.58
	運輸、情報通信、公益事業	3,038,681	5.88	3,061,792	5.81
	卸売・小売業	5,507,322	10.66	5,343,724	10.14
	金融・保険業	4,189,606	8.11	4,469,767	8.48
	不動産業	7,630,563	14.78	7,790,969	14.79
	各種サービス業	6,238,878	12.08	5,924,091	11.24
	地方公共団体	648,704	1.26	846,982	1.61
	その他	17,216,194	33.34	18,047,914	34.26
	合計	51,643,934	100.00	52,687,441	100.00
海外及び特別国際金融取引勘定分	政府等	35,783	0.51	32,848	0.35
	金融機関	481,228	6.83	621,385	6.57
	商工業	5,950,135	84.45	7,862,965	83.14
	その他	578,240	8.21	940,234	9.94
	合計	7,045,387	100.00	9,457,433	100.00
総合計		58,689,322	—	62,144,874	—

（注）「国内」とは、当社、国内銀行連結子会社（海外店を除く。）及びその他の国内連結子会社であり、「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。

■貸倒引当金残高

（金額単位　百万円）

区分	平成19年3月末	平成20年3月末
一般貸倒引当金	683,589	593,714
個別貸倒引当金	203,562	300,987
特定海外債権引当勘定	1,941	0
合計	889,093	894,702
部分直接償却（直接減額）実施額	490,123	518,594

■リスク管理債権

(金額単位　百万円)

区分	平成19年3月末	平成20年3月末
破綻先債権①	60,715	73,472
延滞債権②	507,289	607,226
3カ月以上延滞債権③	22,018	26,625
貸出条件緩和債権④	477,362	385,336
合計	1,067,386	1,092,661
部分直接償却(直接減額)実施額	430,335	433,447

各債権の定義

①「破綻先債権」：未収利息を収益不計上扱いとしている貸出金のうち破産手続開始、更生手続開始、再生手続開始の申立て等の事由により経営破綻に陥っている債務者や手形交換所において取引停止処分を受けた債務者に対する貸出金
②「延滞債権」：未収利息を収益不計上扱いとしている貸出金のうち、破綻先債権に該当する貸出金及び債務者の経営再建又は支援を図ることを目的として利息の支払いを猶予した貸出金を除いた残りの貸出金
③「3カ月以上延滞債権」：元本又は利息の支払いが、約定支払日の翌日を起算日として3月以上延滞している貸出金(除く①、②)
④「貸出条件緩和債権」：経済的困難に陥った債務者の再建・支援を図り、当該債権の回収を促進することなどを目的に、債務者に有利な一定の譲歩を与える約定条件の改定等を行った貸出金(除く①～③)

■金融再生法に基づく開示債権

(金額単位　百万円)

区分	平成19年3月末	平成20年3月末
破産更生債権及びこれらに準ずる債権①	193,792	206,634
危険債権②	384,817	507,167
要管理債権③	506,024	418,841
(小計)	(1,084,632)	(1,132,643)
正常債権④	64,815,607	69,001,954
合計	65,900,240	70,134,597
部分直接償却(直接減額)実施額	490,123	518,594

各債権の定義

①「破産更生債権及びこれらに準ずる債権」：破産手続開始、更生手続開始、再生手続開始の申立て等の事由により経営破綻に陥っている債務者に対する債権及びこれらに準ずる債権
②「危険債権」：債務者が経営破綻の状態には至っていないが、財政状態及び経営成績が悪化し、契約に従った債権の元本の回収及び利息の受取りができない可能性の高い債権
③「要管理債権」：3カ月以上延滞債権及び貸出条件緩和債権(除く①、②)
④「正常債権」：債務者の財政状態及び経営成績に特に問題がないものとして、上記①から③までに掲げる債権以外のものに区分される債権

■有価証券残高

期末残高

（金額単位　百万円）

区分		平成19年3月末	平成20年3月末
国内	国債	7,640,069	9,339,978
	地方債	571,103	439,228
	社債	4,066,497	3,880,773
	株式	4,468,620	3,492,468
	その他の証券	2,306,641	4,236,572
	計	19,052,932	21,389,021
海外	国債	—	—
	地方債	—	—
	社債	—	—
	株式	—	—
	その他の証券	1,205,587	1,871,186
	計	1,205,587	1,871,186
全社	国債	—	—
	地方債	—	—
	社債	—	—
	株式	278,980	257,294
	その他の証券	—	—
	計	278,980	257,294
合計		20,537,500	23,517,501

（注）1.「国内」とは、当社、国内銀行連結子会社（海外店を除く。）及びその他の国内連結子会社であり、「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。
2.「その他の証券」には、外国債券及び外国株式を含めております。

■特定取引資産・負債の内訳

（金額単位　百万円）

区分	平成19年3月末				平成20年3月末			
	国内	海外	消去又は全社(△)	合計	国内	海外	消去又は全社(△)	合計
特定取引資産	2,906,229	397,304	△25,647	3,277,885	3,664,024	490,723	△31,135	4,123,611
うち商品有価証券	27,932	25,355	—	53,288	223,360	7,082	—	230,442
うち商品有価証券派生商品	373	—	—	373	3,043	—	—	3,043
うち特定取引有価証券	—	—	—	—	—	—	—	—
うち特定取引有価証券派生商品	2,344	—	—	2,344	10,440	—	—	10,440
うち特定金融派生商品	1,778,913	371,949	△25,647	2,125,214	2,542,809	483,640	△31,135	2,995,314
うちその他の特定取引資産	1,096,664	—	—	1,096,664	884,370	—	—	884,370
特定取引負債	1,572,595	396,026	△25,647	1,942,973	2,310,732	391,720	△31,135	2,671,316
うち売付商品債券	12,065	4,349	—	16,415	19,312	733	—	20,046
うち商品有価証券派生商品	288	—	—	288	3,881	—	—	3,881
うち特定取引売付債券	—	—	—	—	—	—	—	—
うち特定取引有価証券派生商品	1,975	—	—	1,975	10,196	—	—	10,196
うち特定金融派生商品	1,558,265	391,676	△25,647	1,924,294	2,277,341	390,986	△31,135	2,637,192
うちその他の特定取引負債	—	—	—	—	—	—	—	—

（注）1.「国内」とは、当社、国内銀行連結子会社（海外店を除く。）及びその他の国内連結子会社であり、「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。
2.「国内」「海外」間の内部取引は、「消去又は全社（△）」欄に表示しております。

資本の状況（単体）

■資本金及び発行済株式総数

（単位　株、百万円）

年月日	発行済株式総数		資本金		資本準備金		摘要
	増減数	残高	増減額	残高	増減額	残高	
平成15年4月1日～ 平成16年3月31日	8.61	6,928,109.53	—	1,247,650	—	1,747,266	第13回第四種優先株式の普通株式への転換による当該優先株式1株の減少、普通株式9.61株の増加
平成15年8月8日	—	6,928,109.53	—	1,247,650	△499,503	1,247,762	商法第289条第2項の規定に基づき、資本準備金を減少し、その他資本剰余金に振り替え
平成16年4月1日～ 平成17年3月31日	332,869.96	7,260,979.49	—	1,247,650	—	1,247,762	優先株式の普通株式への転換による第一種優先株式32,000株減少、第三種優先株式105,000株減少、第13回第四種優先株式7,912株減少、普通株式477,781.96株増加
平成17年3月29日	70,001	7,330,980.49	105,001	1,352,651	105,001	1,352,764	有償第三者割当 第1回第六種優先株式　70,001株 発行価額　3,000千円 資本組入額　1,500千円
平成17年4月1日～ 平成18年3月31日	922,593.28	8,253,573.77	—	1,352,651	—	1,352,764	優先株式の普通株式への転換による第13回第四種優先株式107,087株減少、普通株式1,029,680.28株増加
平成18年1月31日	80,000	8,333,573.77	45,220	1,397,871	45,220	1,397,984	有償一般募集 普通株式　80,000株 発行価額　1,130千円 資本組入額　565千円
平成18年2月28日	40,700	8,374,273.77	23,005	1,420,877	23,005	1,420,989	有償第三者割当 普通株式　40,700株 発行価額　1,130千円 資本組入額　565千円
平成18年5月17日	△68,000	8,306,273.77	—	1,420,877	—	1,420,989	優先株式の取得及び消却による第一種優先株式35,000株減少、第二種優先株式33,000株減少
平成18年8月11日	—	8,306,273.77	—	1,420,877	△1,000,000	420,989	会社法第448条第1項の規定に基づき、資本準備金を減少し、その他資本剰余金に振り替え
平成18年9月1日	249,015	8,555,288.77	—	1,420,877	221,365	642,355	SMBCフレンド証券株式会社の完全子会社化に係る株式交換による普通株式の増加（交換比率1：0.0008）
平成18年9月6日	△67,000	8,488,288.77	—	1,420,877	—	642,355	優先株式の取得及び消却による第二種優先株式67,000株減少
平成18年9月29日	△439,534	8,048,754.77	—	1,420,877	—	642,355	優先株式の取得及び消却による第三種優先株式500,000株減少、第三種優先株式に係る取得請求権の行使による普通株式60,466株増加
平成18年10月11日	△195,000	7,853,754.77	—	1,420,877	—	642,355	優先株式の取得及び消却による第三種優先株式195,000株減少

（注）1. 平成20年4月30日に、第5回第四種優先株式、第6回第四種優先株式、第7回第四種優先株式及び第8回第四種優先株式の全株式につき取得請求権が行使されたことに伴い、普通株式が157,151株増加いたしました。
2. 平成20年5月16日に、第5回第四種優先株式、第6回第四種優先株式、第7回第四種優先株式及び第8回第四種優先株式の全株式を消却したことに伴い、第四種優先株式が16,700株減少いたしました。

■株式の総数等

発行済株式の内容（平成20年3月31日現在）

普通株式	7,733,653.77株
第1回第四種優先株式	4,175株
第2回第四種優先株式	4,175株
第3回第四種優先株式	4,175株
第4回第四種優先株式	4,175株
第5回第四種優先株式	4,175株
第6回第四種優先株式	4,175株
第7回第四種優先株式	4,175株
第8回第四種優先株式	4,175株
第9回第四種優先株式	4,175株
第10回第四種優先株式	4,175株
第11回第四種優先株式	4,175株
第12回第四種優先株式	4,175株
第1回第六種優先株式	70,001株
計	7,853,754.77株

上場金融商品取引所名　東京証券取引所（市場第一部）　大阪証券取引所（市場第一部）
名古屋証券取引所（市場第一部）

■所有者別状況

①普通株式

区分	株主数	所有株式数	割合
政府及び地方公共団体	6人	4,751株	0.06%
金融機関	434	2,456,588	31.86
金融商品取引業者	120	76,241	0.99
その他の法人	7,486	1,397,932	18.13
外国法人等（個人以外）	1,002	3,047,023	39.52
外国法人等（個人）	43	130	0.00
個人その他	172,744	727,326	9.44
計	181,835	7,709,991	100.00
端株の状況	—	23,662.77	—

（注）1. 自己株式68,516.41株は「個人その他」に68,516株、「端株の状況」に0.41株含まれております。
2.「その他の法人」欄には、株式会社証券保管振替機構名義の株式が、358株含まれております。

②第1回第四種優先株式

区分	株主数	所有株式数	割合
外国法人等（個人以外）	1人	4,175株	100.00%
計	1	4,175	100.00

③第2回第四種優先株式

区分	株主数	所有株式数	割合
外国法人等（個人以外）	1人	4,175株	100.00%
計	1	4,175	100.00

④第3回第四種優先株式

区分	株主数	所有株式数	割合
外国法人等（個人以外）	1人	4,175株	100.00%
計	1	4,175	100.00

⑤第4回第四種優先株式

区分	株主数	所有株式数	割合
外国法人等（個人以外）	1人	4,175株	100.00%
計	1	4,175	100.00

⑥第5回第四種優先株式

区分	株主数	所有株式数	割合
外国法人等（個人以外）	1人	4,175株	100.00%
計	1	4,175	100.00

⑦第6回第四種優先株式

区分	株主数	所有株式数	割合
外国法人等（個人以外）	1人	4,175株	100.00%
計	1	4,175	100.00

⑧第7回第四種優先株式

区分	株主数	所有株式数	割合
外国法人等（個人以外）	1人	4,175株	100.00%
計	1	4,175	100.00

⑨第8回第四種優先株式

区分	株主数	所有株式数	割合
外国法人等（個人以外）	1人	4,175株	100.00%
計	1	4,175	100.00

⑩第9回第四種優先株式

区分	株主数	所有株式数	割合
外国法人等(個人以外)	1人	4,175株	100.00%
計	1	4,175	100.00

⑪第10回第四種優先株式

区分	株主数	所有株式数	割合
外国法人等(個人以外)	1人	4,175株	100.00%
計	1	4,175	100.00

⑫第11回第四種優先株式

区分	株主数	所有株式数	割合
外国法人等(個人以外)	1人	4,175株	100.00%
計	1	4,175	100.00

⑬第12回第四種優先株式

区分	株主数	所有株式数	割合
外国法人等(個人以外)	1人	4,175株	100.00%
計	1	4,175	100.00

⑭第1回第六種優先株式

区分	株主数	所有株式数	割合
金融機関	4人	70,001株	100.00%
計	4	70,001	100.00

■大株主

①普通株式

株主名	所有株式数	持株比率
日本マスタートラスト信託銀行株式会社(信託口)	492,814.00株	6.37%
日本トラスティ・サービス信託銀行株式会社(信託口)	488,489.00	6.31
日本生命保険相互会社	154,667.42	1.99
ステート ストリート バンク アンド トラスト カンパニー (常任代理人 株式会社みずほコーポレート銀行 兜町証券決済業務室)	142,599.00	1.84
ステート ストリート バンク アンド トラスト カンパニー 505103 (常任代理人 株式会社みずほコーポレート銀行 兜町証券決済業務室)	128,919.00	1.66
ヒーローアンドカンパニー(常任代理人 株式会社三井住友銀行 証券ファイナンス営業部)	113,913.00	1.47
ジェーピー モルガン チェース バンク 380055 (常任代理人 株式会社みずほコーポレート銀行 兜町証券決済業務室)	101,502.00	1.31
株式会社三井住友銀行	100,481.00	1.29
メロン バンク エヌエー アズ エージェント フォー イッツ クライアント メロン オムニバス ユーエス ペンション(常任代理人 香港上海銀行東京支店 カストディ業務部)	97,445.00	1.26
日本トラスティ・サービス信託銀行株式会社(信託口4)	77,481.00	1.00
計	1,898,310.42	24.54

②第1回第四種優先株式

株主名	所有株式数	持株比率
ザ・ゴールドマン・サックス・グループ・インク(常任代理人 ゴールドマン・サックス証券株式会社)	4,175株	100.00%

③第2回第四種優先株式

株主名	所有株式数	持株比率
ザ・ゴールドマン・サックス・グループ・インク(常任代理人 ゴールドマン・サックス証券株式会社)	4,175株	100.00%

④第3回第四種優先株式

株主名	所有株式数	持株比率
ザ・ゴールドマン・サックス・グループ・インク(常任代理人 ゴールドマン・サックス証券株式会社)	4,175株	100.00%

⑤第4回第四種優先株式

株主名	所有株式数	持株比率
ザ・ゴールドマン・サックス・グループ・インク(常任代理人 ゴールドマン・サックス証券株式会社)	4,175株	100.00%

⑥第5回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム ホールディング ツー コープ(常任代理人 ゴールドマン・サックス証券株式会社)	4,175株	100.00%

⑦第6回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム ホールディング ツー コープ(常任代理人 ゴールドマン・サックス証券株式会社)	4,175株	100.00%

⑧第7回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム　ホールディング ツー　コープ（常任代理人 ゴールドマン・サックス証券株式会社）	4,175株	100.00%

⑨第8回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム　ホールディング ツー　コープ（常任代理人 ゴールドマン・サックス証券株式会社）	4,175株	100.00%

⑩第9回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム　ホールディング ツー　コープ（常任代理人 ゴールドマン・サックス証券株式会社）	4,175株	100.00%

⑪第10回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム　ホールディング ツー　コープ（常任代理人 ゴールドマン・サックス証券株式会社）	4,175株	100.00%

⑫第11回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム　ホールディング ツー　コープ（常任代理人 ゴールドマン・サックス証券株式会社）	4,175株	100.00%

⑬第12回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム　ホールディング ツー　コープ（常任代理人 ゴールドマン・サックス証券株式会社）	4,175株	100.00%

⑭第1回第六種優先株式

株主名	所有株式数	持株比率
住友生命保険相互会社	23,334株	33.33%
日本生命保険相互会社	20,000	28.57
三井生命保険株式会社	16,667	23.81
三井住友海上火災保険株式会社	10,000	14.29
計	70,001	100.00

（注）1. 株式会社三井住友銀行が所有している普通株式につきましては、会社法施行規則第67条の規定により議決権の行使が制限されております。

2. キャピタル・リサーチ・アンド・マネージメント・カンパニーから平成19年5月9日付で株券等の大量保有の状況に関する変更報告書の提出があり、平成19年4月30日現在で以下の普通株式を保有している旨の報告を受けましたが、当社として当事業年度末日における実質所有株式数の確認ができないので、上記大株主の状況には含めておりません。
なお、変更報告書の内容は次のとおりであります。

株主名	所有株式数	持株比率
キャピタル・リサーチ・アンド・マネージメント・カンパニー（他共同保有者4名）	379,830株（共同保有者分を含む。）	4.91%

3. アライアンス・バーンスタイン・エル・ピーから平成19年9月21日付で株券等の大量保有の状況に関する大量保有報告書の提出があり、平成19年9月14日現在で以下の普通株式を保有している旨の報告を受けましたが、当社として当事業年度末日における実質所有株式数の確認ができないので、上記大株主の状況には含めておりません。
なお、大量保有報告書の内容は次のとおりであります。

株主名	所有株式数	持株比率
アライアンス・バーンスタイン・エル・ピー（他共同保有者2名）	413,431株（共同保有者分を含む。）	5.35%

■新株予約権等の状況

当社は平成13年改正旧商法に基づき新株予約権を発行しております。

	平成20年3月31日現在
新株予約権の数	1,081個
新株予約権のうち自己新株予約権の数	—
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	1,081株
新株予約権の行使時の払込金額	1株当たり　669,775円
新株予約権の行使期間	平成16年6月28日から平成24年6月27日まで
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　669,775円 資本組入額　334,888円
新株予約権の行使の条件	①新株予約権者は、権利行使時において当社または株式会社三井住友銀行の役職員の地位にあることを要す。ただし、任期満了による退任、定年退職その他当社取締役会が正当な理由があると認めた場合は、当社または株式会社三井住友銀行の役職員の地位を失った後も5年間に限り新株予約権を行使できる。 ②新株予約権者が死亡した場合には、その相続人が新株予約権を行使できる。
新株予約権の譲渡に関する事項	新株予約権の譲渡については、取締役会の承認を要する。
代用払込みに関する事項	—
組織再編成行為に伴う新株予約権の交付に関する事項	—

(注) 1. 新株予約権1個当たりの目的たる株式の数は1株であります。
2. 払込金額は、新株予約権発行後に当社が時価を下回る払込金額で新株式を発行する場合（新株予約権の行使による場合を除く）は、次の算式により調整される。ただし、調整により生じる1円未満の端数は切り上げる。

$$調整後払込金額=調整前払込金額\times\frac{既発行株式数+\frac{新発行株式数\times1株当たり払込金額}{1株当たり時価}}{既発行株式数+新発行株式数}$$

また、払込金額は、株式の分割または併合の際にも適宜調整される。

■ストック・オプション制度の内容

株式会社三井住友銀行が、平成14年6月27日開催の第1期定時株主総会の特別決議に基づいて平成13年改正旧商法第280条ノ20及び第280条ノ21の規定に基づく新株予約権1,620個を発行しておりましたが、平成14年8月29日開催の取締役会において、同行の新株予約権者の利益を従来どおり確保する観点から、株式会社三井住友フィナンシャルグループが株式移転に際し、同行の発行した新株予約権1,620個に係る義務を次のとおり承継することを決定いたしました。また、上記新株予約権1,620個に係る義務を当社が承継することについて、同行の平成14年9月26日開催の第1回第一種優先株式、第2回第一種優先株式及び第五種優先株式に係る種類株主総会並びに平成14年9月27日開催の臨時株主総会（普通株式に係る種類株主総会を兼ねる。）において、承認可決されました。
当該制度の内容は、次のとおりであります。

決議年月日	平成14年6月27日
付与対象者の区分及び人数	当社及び当社子会社の役職員　677人
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	1,620株
新株予約権の行使時の払込金額	1株当たり　673,000円
新株予約権の行使期間	平成16年6月28日から平成24年6月27日まで
新株予約権の行使の条件	①新株予約権者は、権利行使時において当社または株式会社三井住友銀行の役職員の地位にあることを要す。ただし、任期満了による退任、定年退職その他当社取締役会が正当な理由があると認めた場合は、当社または株式会社三井住友銀行の役職員の地位を失った後も5年間に限り新株予約権を行使できる。 ②新株予約権者が死亡した場合には、その相続人が新株予約権を行使できる。
新株予約権の譲渡に関する事項	新株予約権の譲渡については、取締役会の承認を要する。
代用払込みに関する事項	—
組織再編成行為に伴う新株予約権の交付に関する事項	—

(注) 1. 決議年月日は、株式会社三井住友銀行における発行決議日を記載しております。
2. 新株予約権1個当たりの目的たる株式の数は1株であります。
3. 払込金額は、新株予約権発行後に当社が時価を下回る払込金額で新株式を発行する場合（新株予約権の行使による場合を除く）は、次の算式により調整される。ただし、調整により生じる1円未満の端数は切り上げる。

$$調整後払込金額=調整前払込金額\times\frac{既発行株式数+\frac{新発行株式数\times1株当たり払込金額}{1株当たり時価}}{既発行株式数+新発行株式数}$$

また、払込金額は、株式の分割または併合の際にも適宜調整される。

■最近5年間の事業年度別最高・最低株価

（金額単位　円）

区分	平成15年度	平成16年度	平成17年度	平成18年度	平成19年度
最高株価	780,000	854,000	1,370,000	1,390,000	1,210,000
最低株価	162,000	599,000	659,000	1,010,000	633,000

（注）1. 上記は普通株式の株価であり、東京証券取引所市場第一部におけるものであります。
2. 各種優先株式は、いずれも金融商品取引所に上場されておりません。

■最近6カ月間の月別最高・最低株価

（金額単位　円）

区分	平成19年10月	平成19年11月	平成19年12月	平成20年1月	平成20年2月	平成20年3月
最高株価	1,000,000	951,000	980,000	877,000	860,000	751,000
最低株価	803,000	707,000	801,000	700,000	738,000	633,000

（注）1. 上記は普通株式の株価であり、東京証券取引所市場第一部におけるものであります。
2. 各種優先株式は、いずれも金融商品取引所に上場されておりません。

自己資本比率に関する事項

自己資本比率は、平成19年3月末から「銀行法第52条の25の規定に基づき、銀行持株会社が銀行持株会社及びその子会社の保有する資産等に照らしそれらの自己資本の充実の状況が適当であるかどうかを判断するための基準」（平成18年金融庁告示第20号。以下、「自己資本比率告示」という。）に定められた算式に基づき、連結ベースについて算出しております。
当社は、第一基準を適用のうえ、信用リスク・アセットの額の算出においては基礎的内部格付手法を採用するとともに、マーケット・リスク規制を導入しております。オペレーショナル・リスク相当額の算出においては、平成20年3月末から先進的計測手法を採用しております。なお、平成19年3月末は基礎的手法を採用しております。

「自己資本比率に関する事項」については、自己資本比率告示等に基づいて作成しており、「自己資本比率に関する事項」以外で用いられる用語とは内容が異なる場合があります。

■連結の範囲に関する事項

1. 連結自己資本比率算定のための連結の範囲
 - 連結子会社の数　268社
   主要な連結子会社の名称及び主要な業務の内容は「主な連結子会社・主な関連会社の概要」（76ページ）に記載しております。
 - 連結自己資本比率算出のための連結の範囲は連結財務諸表における連結の範囲に基づいております。
 - 比例連結の方法を用いて連結の範囲に含めている関連会社はありません。
 - 銀行法第52条の23の定める従属業務を専ら営む会社並びに新たな事業分野を開拓する会社のうち連結の範囲に含めていないものはありません。

2. 控除項目に関する事項
 - 控除項目の対象となる非連結子会社の数　241社
   主要な会社名　エスエムエルシー・マホガニー有限会社
   （業務の内容：匿名組合方式による賃貸事業を行う営業者）
   SBCS Co., Ltd.
   （業務の内容：出資・コンサルティング業務）
 - 控除項目の対象となる金融業務を営む関連会社の数　96社
   主要な金融業務を営む関連会社の名称及び主要な業務の内容は「主な連結子会社・主な関連会社の概要」（76ページ）に記載しております。

3. 持株会社グループ内の資金及び自己資本の移動に係る制限等の概要
   持株会社グループ内の資金及び自己資本の移動に係る特別な制限等はありません。

4. 控除項目対象会社のうち、規制上の所要自己資本を下回る会社名称、下回った額の総額
   該当ありません。

■自己資本の構成に関する事項（連結自己資本比率（第一基準））

当社は連結自己資本比率の算定に関し、平成19年3月末から「自己資本比率の算定に関する合意された手続による調査業務を実施する場合の取扱い」（日本公認会計士協会業種別委員会報告第30号）に基づき、あずさ監査法人の外部監査を受けております。
なお、当該外部監査は、連結財務諸表の会計監査の一部ではなく、連結自己資本比率の算定に係る内部管理体制の一部について、外部監査人が、当社との間で合意された手続によって調査した結果を当社宛に報告するものであります。外部監査人が連結自己資本比率そのものの適正性や連結自己資本比率の算定に係る内部統制について意見表明するものではありません。

（金額単位　百万円）

	項目		平成19年3月末	平成20年3月末
基本的項目 (Tier 1)	資本金		1,420,877	1,420,877
	うち非累積的永久優先株 (注)1		—	—
	新株式申込証拠金		—	—
	資本剰余金		57,773	57,826
	利益剰余金		1,386,436	1,740,610
	自己株式 (△)		123,454	123,989
	自己株式申込証拠金		—	—
	社外流出予定額 (△)		66,619	60,135
	その他有価証券の評価差損 (△)		—	—
	為替換算調整勘定		△30,656	△27,323
	新株予約権		14	43
	連結子会社の少数株主持分		1,399,794	1,643,903
	うち海外特別目的会社の発行する優先出資証券 (※)		1,159,585	1,217,010
	営業権相当額 (△)		49	262
	のれん相当額 (△)		100,801	178,383
	企業結合等により計上される無形固定資産相当額 (△)		—	—
	証券化取引に伴い増加した自己資本相当額 (△)		40,057	44,045
	期待損失額が適格引当金を上回る額の50%相当額 (△)		—	—
	繰延税金資産の控除前の［基本的項目］計 (上記各項目の合計額)		3,903,257	4,429,121
	繰延税金資産の控除金額 (△)(注)2		—	47,657
	計	(A)	3,903,257	4,381,464
	うちステップ・アップ金利条項付の優先出資証券 (注)3		535,835	458,260
補完的項目 (Tier 2)	その他有価証券の連結貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45%相当額		825,432	334,313
	土地の再評価額と再評価の直前の帳簿価額の差額の45%相当額		39,367	37,220
	一般貸倒引当金		35,309	59,517
	適格引当金が期待損失額を上回る額		175,921	67,758
	負債性資本調達手段等		2,564,195	2,523,062
	うち永久劣後債務 (注)4		1,114,044	998,288
	うち期限付劣後債務及び期限付優先株 (注)5		1,450,150	1,524,774
	計		3,640,226	3,021,872
	うち自己資本への算入額	(B)	3,640,226	3,021,872
準補完的項目 (Tier 3)	短期劣後債務		—	—
	うち自己資本への算入額	(C)	—	—
控除項目	控除項目 (注)6	(D)	690,759	737,792
自己資本額	(A)＋(B)＋(C)－(D)	(E)	6,852,723	6,665,543
リスク・アセット等	資産 (オン・バランス) 項目		47,394,806	49,095,397
	オフ・バランス取引等項目		8,713,413	10,239,755
	信用リスク・アセットの額	(F)	56,108,219	59,335,152
	マーケット・リスク相当額に係る額 ((H)／8%)	(G)	412,044	430,220
	(参考) マーケット・リスク相当額	(H)	32,963	34,417
	オペレーショナル・リスク相当額に係る額 ((J)／8%)	(I)	4,020,082	3,355,600
	(参考) オペレーショナル・リスク相当額	(J)	321,606	268,448
	旧所要自己資本の額に自己資本比率告示に定める率を乗じて得た額が新所要自己資本の額を上回る額に12.5を乗じて得た額	(K)	—	—
	計　((F)＋(G)＋(I)＋(K))	(L)	60,540,346	63,120,972
連結自己資本比率 (第一基準)＝(E)／(L)×100 (%)			11.31%	10.55%
(参考) Tier 1比率＝(A)／(L)×100 (%)			6.44%	6.94%
連結総所要自己資本額＝(L)×8%			4,843,227	5,049,677

(注) 1. 資本金の「うち非累積的永久優先株」については、非累積的永久優先株に係る資本項目別の残高内訳がないため記載しておりません。なお、基本的項目に含まれる非累積的永久優先株の額は平成19年3月末現在360,303百万円、平成20年3月末現在360,303百万円であります。
2. 繰延税金資産の純額に相当する額は平成19年3月末現在836,270百万円、平成20年3月末現在933,481百万円であります。また、基本的項目への繰延税金資産の算入上限額は平成19年3月末現在1,170,977百万円、平成20年3月末現在885,824百万円であります。
3. 自己資本比率告示第5条第2項に掲げるもの、すなわち、ステップ・アップ金利等の特約を付すなど償還を行う蓋然性を有する株式等 (海外特別目的会社の発行する優先出資証券を含む。) であります。なお、基本的項目の額に対する当該優先出資証券の額の割合は平成19年3月末現在13.72%、平成20年3月末現在10.45%であります。
4. 自己資本比率告示第6条第1項第4号に掲げる負債性資本調達手段で次に掲げる性質のすべてを有するものであります。
(1) 無担保で、かつ、他の債務に劣後する払込済のものであること。
(2) 一定の場合を除き、償還されないものであること。
(3) 業務を継続しながら損失の補てんに充当されるものであること。
(4) 利払い義務の延期が認められるものであること。
5. 自己資本比率告示第6条第1項第5号及び第6号に掲げるものであります。ただし、期限付劣後債務は契約時における償還期間が5年を超えるものに限られております。
6. 自己資本比率告示第8条第1項第1号から第6号に掲げるものであり、他の金融機関の資本調達手段の意図的な保有相当額、及び第2号に規定するものに対する投資に相当する額が含まれております。

(※)

「連結自己資本比率(第一基準)」における「基本的項目」の中の「うち海外特別目的会社の発行する優先出資証券」は、当社、株式会社三井住友銀行(以下、「当行」という。)及び株式会社関西アーバン銀行の海外特別目的会社が発行している以下7件の優先出資証券であります。

なお、当社は、平成20年4月28日開催の取締役会決議に基づき、SB Treasury Company L. L. C.が発行した優先出資証券を平成20年6月30日付で全額償還いたしました。

1. 当社の海外特別目的会社が発行している優先出資証券の概要

発行体	SMFG Preferred Capital USD 1 Limited	SMFG Preferred Capital GBP 1 Limited	SMFG Preferred Capital JPY 1 Limited
発行証券の種類	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券
償還期限	定めず	定めず	定めず
任意償還	平成29年1月以降の各配当支払日 (ただし金融庁の事前承認が必要)	平成29年1月以降の各配当支払日 (ただし金融庁の事前承認が必要)	平成30年1月以降の各配当支払日 (ただし金融庁の事前承認が必要)
発行総額	1,650百万米ドル	500百万英ポンド	135,000百万円
払込日	平成18年12月18日	平成18年12月18日	平成20年2月7日
配当率	固定 (ただし、平成29年1月の配当支払日以降は、変動配当率が適用されるとともにステップ・アップ金利が付される)	固定 (ただし、平成29年1月の配当支払日以降は、変動配当率が適用されるとともにステップ・アップ金利が付される)	固定 (ただし、平成30年1月の配当支払日以降は変動配当。金利ステップ・アップなし)
配当日	毎年1月25日及び7月25日	平成29年1月までは毎年1月25日 平成29年7月以降は毎年1月25日及び7月25日	毎年1月25日及び7月25日
配当停止条件	強制配当停止事由 ①当社に「清算事由(注)1」又は「支払不能事由(注)2」が発生した場合には、配当が停止される(停止された配当は累積しない)。 ②「配当制限」又は「分配可能額制限」が適用される場合には、配当が減額又は停止される。 任意配当停止事由 「監督事由(注)3」に抵触する場合、又は、当社優先株式(注)4が存在しない状況で当社普通株式の配当を行っていない場合には、配当を減額又は停止できる。	強制配当停止事由 ①当社に「清算事由(注)1」又は「支払不能事由(注)2」が発生した場合には、配当が停止される(停止された配当は累積しない)。 ②「配当制限」又は「分配可能額制限」が適用される場合には、配当が減額又は停止される。 任意配当停止事由 「監督事由(注)3」に抵触する場合、又は、当社優先株式(注)4が存在しない状況で当社普通株式の配当を行っていない場合には、配当を減額又は停止できる。	強制配当停止事由 ①当社に「清算事由(注)1」又は「支払不能事由(注)2」が発生した場合には、配当が停止される(停止された配当は累積しない)。 ②「配当制限」又は「分配可能額制限」が適用される場合には、配当が減額又は停止される。 任意配当停止事由 「監督事由(注)3」に抵触する場合、又は、当社優先株式(注)4が存在しない状況で当社普通株式の配当を行っていない場合には、配当を減額又は停止できる。
配当制限	当社優先株式(注)4への配当が減額又は停止された場合は、本優先出資証券への配当も同じ割合で減額又は停止される。	当社優先株式(注)4への配当が減額又は停止された場合は、本優先出資証券への配当も同じ割合で減額又は停止される。	当社優先株式(注)4への配当が減額又は停止された場合は、本優先出資証券への配当も同じ割合で減額又は停止される。
分配可能額制限	「分配可能額(注)5」が本優先出資証券及び同順位証券の配当総額に不足している場合、本優先出資証券への配当金は「処分可能分配可能額(注)6」に等しい金額となる。	「分配可能額(注)5」が本優先出資証券及び同順位証券の配当総額に不足している場合、本優先出資証券への配当金は「処分可能分配可能額(注)6」に等しい金額となる。	「分配可能額(注)5」が本優先出資証券及び同順位証券の配当総額に不足している場合、本優先出資証券への配当金は「処分可能分配可能額(注)6」に等しい金額となる。
強制配当	当社直近事業年度につき当社普通株式への配当が支払われた場合には、本優先出資証券への配当が全額なされる。ただし、上記「配当停止条件」の制限に服する。	当社直近事業年度につき当社普通株式への配当が支払われた場合には、本優先出資証券への配当が全額なされる。ただし、上記「配当停止条件」の制限に服する。	当社直近事業年度につき当社普通株式への配当が支払われた場合には、本優先出資証券への配当が全額なされる。ただし、上記「配当停止条件」の制限に服する。
残余財産分配請求権	当社優先株式(注)4と同格	当社優先株式(注)4と同格	当社優先株式(注)4と同格

(注) 1. 清算事由
清算手続の開始、裁判所による破産手続開始の決定、裁判所による事業の全部の廃止を内容とする更生計画案の作成の許可。
2. 支払不能事由
債務に対する支払不能(破産法上の支払不能)、債務超過、監督当局が関連法規に基づき当社が支払不能の状態に陥っているという決定の下に法的措置をとること。
3. 監督事由
当社の自己資本比率又はTier 1比率が、それぞれ8%、4%を下回る場合。
4. 当社優先株式
自己資本比率規制上の基本的項目と認められる当社優先株式。今後発行される当社優先株式を含む。
5. 分配可能額
直前に終了した当社の事業年度に関する計算書類確定時点における会社法上の分配可能額から、直前に終了した事業年度末時点での当社の優先株式の保有者に対して当該計算書類確定時点以降に支払われた配当額又は支払われる予定の配当額を差し引いた額をいう。
6. 処分可能分配可能額
当該事業年度中に支払われる本優先出資証券及び同順位証券への配当総額が、本優先出資証券に係る「分配可能額」を超えないように、本優先出資証券及び同順位証券間で当該「分配可能額」を按分して計算された、各本優先出資証券の各配当支払日において支払可能な金額をいう。

2. 当行の海外特別目的会社が発行している優先出資証券の概要

発行体	SB Treasury Company L. L. C. ("SBTC-LLC")	SB Equity Securities (Cayman), Limited ("SBES")	Sakura Preferred Capital (Cayman) Limited ("SPCL")
発行証券の種類	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券
償還期限	定めず	定めず	定めず
任意償還	平成20年6月以降の各配当支払日 (ただし金融庁の事前承認が必要)	平成21年6月以降の各配当支払日 (ただし金融庁の事前承認が必要)	平成21年1月以降の各配当支払日 (ただし金融庁の事前承認が必要)
発行総額	1,800百万米ドル	340,000百万円 Series A-1 315,000百万円 Series A-2 5,000百万円 Series B 20,000百万円	283,750百万円 Initial Series 258,750百万円 Series B 25,000百万円
払込日	平成10年2月18日	Series A-1 平成11年2月26日 Series A-2 平成11年3月26日 Series B 平成11年3月1日	Initial Series 平成10年12月24日 Series B 平成11年3月30日
配当率	固定 (ただし平成20年6月の配当支払日以降は、変動配当率が適用されるとともに、150ベーシス・ポイントのステップ・アップ金利が付される)	Series A-1 変動(金利ステップ・アップなし) Series A-2 変動(金利ステップ・アップなし) Series B 固定(ただし平成21年6月の配当支払日以降は変動配当。金利ステップ・アップなし)	Initial Series 変動(金利ステップ・アップなし) Series B 変動(金利ステップ・アップなし)
配当日	毎年6月・12月の最終営業日	毎年6月・12月の最終営業日	毎年7月24日と1月24日 (休日の場合は翌営業日)
配当停止条件	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①当行が自己資本比率/Tier 1比率の最低水準を達成できない場合(ただし配当停止は当行の任意) ②当行につき、清算、破産又は清算的会社更生が開始された場合 ③当行優先株式[注2]又は普通株式への配当が停止され、かつ当行が本優先出資証券への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①「損失吸収事由[注1]」が発生した場合 ②当行優先株式[注2]への配当が停止された場合 ③当行の配当可能利益が、当行優先株式[注2]及びSBTC-LLCが発行した優先出資証券への年間配当予定額の合計額以下となる場合 ④当行普通株式への配当が停止され、かつ当行が本優先出資証券[注3]への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①当行優先株式[注2]について当行直近事業年度にかかる配当が一切支払われなかった場合 ②当行自己資本比率が規制上必要な比率を下回った場合(ただし、下記の強制配当事由の不存在を条件とする) ③当行が発行会社に対し配当不払いの通知をした場合(ただし、下記の強制配当事由の不存在を条件とする) ④当行が支払不能若しくは債務超過である旨の通知を当行が発行会社に行った場合
配当制限	規定なし	当行優先株式[注2]への配当が減額された場合は本優先出資証券[注3]への配当も同じ割合で減額される。	当行優先株式[注2]への配当が減額された場合は本優先出資証券[注3]への配当も同じ割合で減額される。
分配可能金額制限	規定なし	本優先出資証券[注3]への配当額は、当行の配当可能利益/予想配当可能利益から、当行優先株式[注2]及びSBTC-LLCが発行した優先出資証券への年間配当予定額を差し引いた、残余額の範囲内でなければならない[注4][注5]。	本優先出資証券[注3]への配当金は、直近事業年度の当行分配可能額(当行優先株式[注2]への配当があればその額を控除した額)の範囲内で支払われる[注6]。
強制配当	当行直近事業年度につき当行株式への配当が支払われた場合には、同事業年度末を含む暦年の12月及び翌暦年の6月における配当が全額なされる。	当行直近事業年度につき当行普通株式への配当が支払われた場合には、同事業年度末を含む暦年の12月及び翌暦年の6月における配当が全額なされる。ただし、上記「配当停止条件」①ないし③、「配当制限」及び「分配可能金額制限」の制限に服する。	当行直近事業年度の当行普通株式の中間又は期末配当が支払われた場合には同事業年度末以降連続する2配当支払日(同年度末を含む暦年の7月及び翌暦年の1月)における配当が全額なされる。ただし、上記の「配当停止条件」④及び「分配可能金額制限」の制限に服する。
残余財産分配請求権	当行優先株式[注2]と同格	当行優先株式[注2]と同格	当行優先株式[注2]と同格

(注) 1. 損失吸収事由
当行につき、①自己資本比率/Tier 1比率の最低水準未達、②債務不履行、③債務超過、又は④「管理変更事由」((a)清算事由〈清算、破産又は清算的会社更生〉の発生、(b)会社更生、会社整理等の手続開始、(c)監督当局が、当行が支払不能又は債務超過の状態にあること、又は当行を公的管理に置くことを公表)が発生すること。ただし①の場合は、配当を停止するかどうかは当行の任意。

2. 当行優先株式
自己資本比率規制上の基本的項目と認められる当行優先株式。今後発行される当行優先株式を含む。

3. 本優先出資証券
当該発行体が今後新たに優先出資証券を発行した場合は、当該新発優先出資証券を含む。

4. SBESの分配可能金額制限における予想配当可能利益の勘案
当該現事業年度における本優先出資証券への年間配当予定額が、前事業年度末の当行の配当可能利益をもとに計算した残余額の範囲内であっても、当該現事業年度の翌事業年度における本優先出資証券への年間配当予定額が、当該現事業年度末の当行の予想配当可能利益をもとに計算した残余額を超える見込みである場合には、当該現事業年度における本優先出資証券への配当は、現事業年度末の予想配当可能利益をもとに計算した残余額の範囲内で支払われる。

5. SBES以外の発行体から優先出資証券が発行されている場合の分配可能金額制限
SBES以外の当行連結子会社が、本優先出資証券と実質的に同条件の優先出資証券(「案分配当証券」)を発行している場合は、本優先出資証券への年間配当額は、案分配当証券がなければその限度額となる「残余額」に、本優先出資証券への年間配当予定額を分子、本優先出資証券への年間配当予定額と案分配当証券への年間配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

6. SPCL以外の発行体から優先出資証券が発行されている場合の分配可能金額制限
SPCL以外の当行連結子会社が、配当受領権において当行優先株式と同格の証券を発行している場合は、本優先出資証券への配当額は、直近事業年度の当行分配可能額(当行優先株式への配当があればその額を控除した額)に、本優先出資証券への配当予定額を分子、本優先出資証券への配当予定額と当該連結子会社が発行する証券への配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

3. 株式会社関西アーバン銀行の海外特別目的会社が発行している優先出資証券の概要

発行体	KUBC Preferred Capital Cayman Limited
発行証券の種類	非累積型・固定／変動配当・優先出資証券（以下、「本優先出資証券」という。）
償還期限	定めず
任意償還	平成24年7月以降の各配当支払日（ただし金融庁の事前承認が必要）
発行総額	125億円
払込日	平成19年1月25日
配当率	固定 （ただし平成29年7月の配当支払日以降は、変動配当率が適用されるとともに、100ベーシス・ポイントのステップ・アップ金利が付される）
配当日	毎年1月25日と7月25日（初回配当支払日は平成19年7月25日） 該当日が営業日でない場合は直後の営業日
配当停止条件	以下のいずれかの事項に該当する場合は、当該配当支払日における配当は支払われない。 (1) 当該配当支払日の直前に終了した事業年度中の日を基準日とする株式会社関西アーバン銀行最優先株式(注)1に対する配当を全く支払わない旨宣言され、それが確定した場合。 (2) 当該配当支払日の5営業日前までに、株式会社関西アーバン銀行が発行会社に対し支払不能証明書(注)2を交付した場合。 (3) 当該配当支払日が監督期間(注)3中に到来し、かつ、株式会社関西アーバン銀行が、当該配当支払日の5営業日前までに、発行会社に対して当該配当支払日に本優先出資証券に関して配当を行うことを禁止する旨の監督期間配当指示(注)4を交付している場合。 (4) 当該配当支払日が強制配当支払日でなく、当該配当支払日の5営業日以前に、株式会社関西アーバン銀行が発行会社に対して当該配当支払日に配当を行わないよう求める配当不払指示(注)5を交付している場合。 (5) 当該配当支払日が株式会社関西アーバン銀行の清算期間(注)6中に到来する場合。 また、配当が支払われる場合においても、配当制限若しくは分配可能金額制限の適用又は監督期間配当指示(注)4若しくは配当減額指示(注)7がある場合には、それぞれ制限を受ける。
配当制限	ある事業年度中のいずれかの日を基準日とする株式会社関西アーバン銀行最優先株式(注)1に関する配当に関して、株式会社関西アーバン銀行がその一部のみを支払う旨宣言し、それが確定した場合、発行会社が当該事業年度終了直後の7月及び1月の配当支払日に本優先出資証券に関する配当として支払可能な金額は、定款に従い、株式会社関西アーバン銀行最優先株式(注)1について当該事業年度中の日を基準日として株式会社関西アーバン銀行が宣言し、かつ確定した配当金額（上記一部配当金額を含む。）の合計金額の、かかる株式会社関西アーバン銀行最優先株式(注)1の配当金全額に対する比率をもって、本優先出資証券の配当金全額を按分した金額を上限とする。 株式会社関西アーバン銀行のある事業年度中の日を基準日とする株式会社関西アーバン銀行最優先株式(注)1に関する配当に関して、株式会社関西アーバン銀行がこれを行わない旨宣言し、かつそれが確定した場合、発行会社は、当該事業年度終了直後の7月及び1月の配当支払日に本優先出資証券に関する配当を行うことができない。
分配可能金額制限	本優先出資証券への配当金は、下記に定める金額の範囲内でなければならない。 (1) 7月に到来する配当支払日（「前期配当支払日」）に関しては、株式会社関西アーバン銀行の分配可能額から下記(A)、(B)及び(C)に記載の金額を控除した金額 (A) 直近に終了した株式会社関西アーバン銀行の事業年度にかかる計算書類につき会社法上必要な取締役会又は株主総会の承認を受けた日以降に株式会社関西アーバン銀行の全ての種類の優先株式に関して支払う旨宣言され、かつそのように確定した配当の金額 (B) 株式会社関西アーバン銀行の子会社（発行会社を除く。）が発行した証券で株式会社関西アーバン銀行の全ての種類の優先株式と比較して配当の順位が同等であるものの保有者に関する配当及びその他の分配金で、その支払の宣言が株式会社関西アーバン銀行の当該事業年度末以降になされた配当及びその他の分配金の金額 (C) 配当同順位株式(注)8（もしあれば）の配当で、その支払の宣言が株式会社関西アーバン銀行の当該事業年度末以降になされた配当の金額 (2) 前期配当支払日の翌年1月に到来する配当支払日（「後期配当支払日」）に関しては、上記(1)に記載の金額から下記(x)、(y)及び(z)に記載の金額を控除した額 (x)（後期配当支払日の前日の時点において）前期配当支払日以降上記(A)に定める株式に関して支払う旨宣言され、かつそのように確定した配当の金額 (y) 前期配当支払日に発行会社が本優先出資証券に関して支払う旨宣言された配当の金額 (z)（後期配当支払日の前日の時点において）前期配当支払日以降上記(B)及び(C)に定める証券の保有者に対して支払う旨宣言された配当の金額
強制配当	ある事業年度中のいずれかの日を基準日として、株式会社関西アーバン銀行が株式会社関西アーバン銀行の普通株式に関する配当を行った場合、発行会社は、当該事業年度終了直後の7月及び1月の配当支払日に本優先出資証券に対する全額の配当を行うことを要する（下記(1)、(2)、(3)及び(4)を条件とする。）。強制配当は、当該配当支払日に係る配当不払指示(注)5又は配当減額指示(注)7がなされているかどうかには関わりなく実施される。 (1) 支払不能証明書(注)2が交付されていないこと (2) 分配制限に服すること (3) 当該配当支払日が監督期間(注)3中に到来する場合には、監督期間配当指示(注)4に服すること (4) 当該配当支払日が株式会社関西アーバン銀行の清算期間(注)6中に到来するものでないこと
残余財産分配請求権	1口あたり10,000,000円

（注）1. 株式会社関西アーバン銀行最優先株式
株式会社関西アーバン銀行が自ら直接発行した優先株式で、自己資本の基本的項目に算入され、配当に関する順位が最も優先する優先株式。

2. 支払不能証明書
株式会社関西アーバン銀行が支払不能状態であるか、株式会社関西アーバン銀行が発行会社から借り入れている劣後ローンの利息支払を行うことにより株式会社関西アーバン銀行が支払不能状態になる場合に、株式会社関西アーバン銀行が発行会社に対して交付する証明書。
支払不能状態とは、(x)株式会社関西アーバン銀行がその債務を支払期日に返済できないか、若しくはできなくなる状態（日本の破産法上の「支払不能」を意味する。）、あるいは株式会社関西アーバン銀行の負債（上記劣後ローン契約上の債務を除くとともに、株式会社関西アーバン銀行の基本的項目に関連する債務で、残余財産分配の優先順位において上記劣後ローン契約上の債務と同等又は劣後するものを除く。）が株式会社関西アーバン銀行の資産

を超えるか、若しくは上記劣後ローンの利息の支払を行うことにより（発行会社の普通株式に関する配当が株式会社関西アーバン銀行に対して行われることによる影響を考慮しても）超える状態、又は（y）金融庁、その他日本において金融監督を担う行政機関が銀行が支払不能である旨判断し、その判断に基づき、法令に基づく措置を株式会社関西アーバン銀行に関して取ったことをいう。

3. 監督期間
監督事由が発生し、かつ継続している期間。
監督事由とは、株式会社関西アーバン銀行が、金融商品取引法により内閣総理大臣に提出することが要求される有価証券報告書若しくは半期報告書に係る事業年度末又は半期末において日本の銀行規制に定める基準に基づき計算される株式会社関西アーバン銀行の自己資本比率又は自己資本の基本的項目比率が日本の銀行規制の要求する最低限のパーセンテージを下回った場合をいう。

4. 監督期間配当指示
配当支払日が監督期間中に到来する場合に、株式会社関西アーバン銀行が、当該配当支払日の5営業日前までに発行会社に対してする、（a）当該配当支払日に本優先出資証券に関して配当を行うことを禁止する旨の指示、又は、（b）配当の宣言及び支払を、発行会社が本優先出資証券に対して支払ったであろう金額の100％に満たない割合に制限する旨の指示。

5. 配当不払指示
株式会社関西アーバン銀行が、各配当支払日の5営業日前までに、当該配当支払日に配当を行わないよう発行会社に対して求める指示（強制配当支払日及び監督期間配当指示が交付された配当支払日については交付することができない。）。

6. 清算期間
清算事由が発生し、かつ継続している期間。
清算事由とは、（a）日本法に基づき株式会社関西アーバン銀行の清算手続が開始された場合（会社法に基づく株式会社関西アーバン銀行の特別清算手続を含む。）又は（b）日本の管轄裁判所が（x）日本の破産法に基づき株式会社関西アーバン銀行の破産手続開始の決定をした場合、若しくは（y）日本の会社更生法に基づき株式会社関西アーバン銀行の事業の全部の廃止を内容とする更生計画案を認可した場合をいう。

7. 配当減額指示
株式会社関西アーバン銀行が、各配当支払日の5営業日前までに、当該配当支払日に満額配当を行わないよう発行会社に対して求める指示（強制配当支払日及び監督期間配当指示が交付された配当支払日については交付することができない。）。

8. 配当同順位株式
配当の支払において本優先出資証券と同順位であることが明示的に定められた発行会社の優先株式（本優先出資証券を除く。）。

■所要自己資本の額

(金額単位　億円)

	平成19年3月末	平成20年3月末
事業法人向けエクスポージャー(除く特定貸付債権)	28,368	29,434
ソブリン向けエクスポージャー	428	428
金融機関等向けエクスポージャー	1,266	1,373
特定貸付債権	1,793	2,275
事業法人等向けエクスポージャー	31,855	33,510
居住用不動産向けエクスポージャー	3,321	3,368
適格リボルビング型リテール向けエクスポージャー	811	1,236
その他リテール向けエクスポージャー	3,504	3,839
リテール向けエクスポージャー	7,636	8,443
経過措置適用分	3,362	2,453
PD／LGD方式適用分	357	531
簡易手法適用分	527	597
内部モデル手法適用分	—	104
マーケット·ベース方式適用分	527	701
株式等エクスポージャー	4,246	3,686
信用リスク·アセットのみなし計算	3,015	2,415
証券化エクスポージャー	1,589	1,641
その他	3,213	3,253
内部格付手法適用分	51,556	52,947
標準的手法適用分	4,871	6,776
信用リスクに対する所要自己資本の額	56,427	59,723
金利リスク·カテゴリー	32	69
株式リスク·カテゴリー	6	2
外国為替リスク·カテゴリー	9	20
コモディティ·リスク·カテゴリー	—	—
オプション取引	—	—
標準的方式適用分	47	92
内部モデル方式適用分	282	253
マーケット·リスクに対する所要自己資本の額	330	344
オペレーショナル·リスクに対する所要自己資本の額	3,216	2,684
所要自己資本の額合計	59,972	62,752

(注) 1. 信用リスクに対する所要自己資本とは、標準的手法の場合、信用リスク・アセットの額×8%、内部格付手法の場合、信用リスク・アセットの額×8%＋期待損失額を計算したものに相当します。なお、自己資本控除を求められるエクスポージャーについては、当該控除額を所要自己資本額に加えております。
2. ポートフォリオの区分は、保証等の信用リスク削減手法の効果を勘案した後の区分で記載しております。
3. 「証券化エクスポージャー」には、標準的手法を適用する「証券化エクスポージャー」も含まれております。
4. 「その他」には、リース見積残存価額、購入債権（含む適格購入事業法人等向けエクスポージャー）、長期決済期間取引、その他資産等が含まれております。

■内部格付手法に関する事項

1. 内部格付手法を使用する範囲

当社は基礎的内部格付手法を使用しております。当社と同様に、基礎的内部格付手法を使用する連結子会社は以下のとおりであります。

(1) 国内

株式会社三井住友銀行、三井住友カード株式会社、SMBC信用保証株式会社、SMBCファイナンスサービス株式会社

(2) 海外

欧州三井住友銀行、カナダ三井住友銀行、ブラジル三井住友銀行、インドネシア三井住友銀行、SMBCリース・ファイナンス会社、SMBCキャピタル・マーケット会社、英国SMBCキャピタル・マーケット会社、SMBCデリバティブ・プロダクツ・リミテッド

また、平成20年3月末において標準的手法を使用している連結子会社のうち、三井住友ファイナンス&リース株式会社、株式会社みなと銀行、株式会社関西アーバン銀行については、平成22年3月末より基礎的内部格付手法を使用する予定であります。

(注) 基礎的内部格付手法を使用する連結子会社が設立し実質的に管理を行っているSPC(特別目的会社)、投資事業有限責任組合等の連結子会社については、基礎的内部格付手法を適用しております。また、株式等エクスポージャーについては、標準的手法を使用する連結子会社が保有するエクスポージャーを含め、当社グループ全体で内部格付手法を使用しております。

2. 資産区分別のエクスポージャーの状況

(1) 事業法人等向けエクスポージャー

①事業法人、ソブリン、金融機関等向けエクスポージャー

ア. 格付付与手続の概要

- 「事業法人、ソブリン、金融機関等向けエクスポージャー」には、国内、海外の一般事業法人、営業性個人(国内のみ)、政府、公共法人、金融機関等宛の与信が含まれております。なお、賃貸アパートに対するローン等の事業性ローンや、中小企業向けに審査プロセスを定型化した融資は、原則として「リテール向けエクスポージャー」に含めておりますが、与信額1億円超の先に対するものは、自己資本比率告示に従い、「事業法人向けエクスポージャー」に含めております。
- 債務者格付は、取引先の決算書等から格付モデルを利用して判定した財務格付を出発点とし、実態バランスシートや定性項目等を加味して付与しております(格付制度、手続の詳細は39ページをご参照ください)。国内の事業法人等と海外の事業法人等とでは、実績デフォルト率の水準や、格付毎のポートフォリオの分布状況に差異があるため、下表のとおり、格付体系を別にして国内法人等にはJ1からJ10、海外法人等にはG1からG10の格付を付与し、適用するデフォルト確率(以下、「PD」という)もそれぞれで設定しております。
- 上記のような財務格付を出発点とした原則的な格付付与手続の他に、親会社の信用力に基づく格付や、外部格付機関が公表する格付を出発点として判定する格付を付与する場合があります。また、国、地方公共団体や、特殊な存立基盤・財務内容を有する等、通常の格付モデルに適さない法人等は、債務者の属性に応じた格付区分(例えば「地方公共団体等」)に分類しております。また、営業性個人向け与信、事業性ローンや中小企業向けに審査プロセスを定型化した融資には、それぞれ別の格付モデルを開発して専用の格付を付与しております。
- 信用リスク・アセットの額の計算に適用するPDの推計値は、債務者格付毎の過去のデフォルト実績をもとに、推計誤差の可能性を加味して決定しております。PDの推計並びに検証には社内データの他、外部データ等を用いております。デフォルトの定義は、自己資本比率告示に定められたもの(債務者に対する「破産更生債権及びこれに準ずる債権」「危険債権」「要管理債権」に該当するものと査定する事由が生じること)を用いております。

債務者格付		定義	債務者区分
国内法人等	海外法人等		
J1	G1	債務履行の確実性は極めて高い水準にある。	正常先
J2	G2	債務履行の確実性は高い水準にある。	正常先
J3	G3	債務履行の確実性は十分にある。	正常先
J4	G4	債務履行の確実性は認められるが、将来景気動向、業界環境等が大きく変化した場合、その影響を受ける可能性がある。	正常先
J5	G5	債務履行の確実性は当面問題ないが、先行き十分とは言えず、景気動向、業界環境が変化した場合、その影響を受ける可能性がある。	正常先
J6	G6	債務履行は現在問題ないが、業況、財務内容に不安な要素があり、将来債務履行に問題が発生する懸念がある。	正常先
J7	G7	貸出条件、履行状況に問題、業況低調ないしは不安定、財務内容に問題等、今後の管理に注意を要する。	要注意先
J7R	G7R	うち要管理先	要管理先
J8	G8	現状、経営破綻の状況にはないが、経営難の状態にあり、経営改善計画等の進捗状況が芳しくなく、今後、経営破綻に陥る可能性が大きいと認められる。	破綻懸念先
J9	G9	法的・形式的な経営破綻の事実は発生していないものの、深刻な経営難の状態にあり、再建の見通しがない状況にあると認められる等実質的に経営破綻に陥っている。	実質破綻先
J10	G10	法的・形式的な経営破綻の事実が発生している。	破綻先

イ．ポートフォリオの状況

（ア）国内事業法人等

（金額単位　億円）

	平成19年3月末					
	エクスポージャー額	オン・バランス資産	オフ・バランス資産	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
J1-J3	182,616	133,504	49,111	0.10%	44.97%	22.88%
J4-J6	143,786	113,554	30,232	0.84	41.78	63.13
J7（除くJ7R）	19,780	17,596	2,184	10.67	40.63	161.66
国・地方等	109,830	108,752	1,078	0.00	44.70	0.46
その他	67,931	60,161	7,770	1.26	43.48	70.91
デフォルト（J7R、J8-J10）	9,919	9,650	269	100.00	43.45	—
合計	533,862	443,217	90,645	—	—	—

（金額単位　億円）

	平成20年3月末					
	エクスポージャー額	オン・バランス資産	オフ・バランス資産	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
J1-J3	188,266	135,637	52,630	0.10%	44.74%	23.61%
J4-J6	136,575	106,472	30,103	1.10	41.31	69.45
J7（除くJ7R）	18,206	15,886	2,320	11.50	42.34	174.93
国・地方等	150,131	138,544	11,587	0.00	41.65	0.49
その他	61,582	53,092	8,490	1.54	43.29	74.03
デフォルト（J7R、J8-J10）	9,376	9,056	320	100.00	42.77	—
合計	564,137	458,687	105,450	—	—	—

（注）1. LGDはデフォルト時損失率であります。
2.「その他」には、与信額が1億円超の事業性ローンや中小企業向けに審査プロセスを定型化した融資のほか、信用保証協会の保証付融資、公共法人や任意団体宛融資、新設法人等決算未到来で格付が付与できない先への融資が含まれております。

（イ）海外事業法人等

（金額単位　億円）

	平成19年3月末					
	エクスポージャー額	オン・バランス資産	オフ・バランス資産	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
G1-G3	125,794	69,841	55,953	0.22%	43.73%	38.57%
G4-G6	6,704	4,784	1,920	1.71	44.66	105.65
G7（除くG7R）	1,520	715	805	27.13	44.89	251.83
その他	1,636	1,215	421	0.94	44.88	86.24
デフォルト（G7R、G8-G10）	887	778	109	100.00	44.95	—
合計	136,541	77,333	59,208	—	—	—

（金額単位　億円）

	平成20年3月末					
	エクスポージャー額	オン・バランス資産	オフ・バランス資産	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
G1-G3	212,439	128,617	83,822	0.17%	39.04%	27.20%
G4-G6	9,857	7,448	2,408	1.71	44.42	106.65
G7（除くG7R）	1,760	797	963	23.72	44.89	239.05
その他	755	572	184	1.38	44.89	112.32
デフォルト（G7R、G8-G10）	709	249	460	100.00	44.63	—
合計	225,520	137,683	87,837	—	—	—

（注）「その他」には、新設法人等決算未到来で格付が付与できない先への融資が含まれております。

②特定貸付債権

ア．格付付与手続の概要

・「特定貸付債権」は、自己資本比率告示に定められた「プロジェクト・ファイナンス」「オブジェクト・ファイナンス」「コモディティ・ファイナンス」「事業用不動産向け貸付け」及び「ボラティリティの高い事業用不動産向け貸付け」に分けられます。「プロジェクト・ファイナンス」には発電プラントや交通インフラ等、特定の事業に対する信用供与で、当該事業からの収益のみを返済原資とするもの、「オブジェクト・ファイナンス」には航空機ファイナンス、船舶ファイナンス、「事業用不動産向け貸付け」及び「ボラティリティの高い事業用不動産向け貸付け」には不動産ノンリコースローンに代表される不動産ファイナンスが含まれております。「コモディティ・ファイナンス」については、平成20年3月末現在、該当はありません。

・これらの「特定貸付債権」には、プロダクツ毎に、格付モデルや定性評価に基づいて、予想損失率を軸とした格付を付与しております。これらは、「債務者格付」と同様に10段階に区分しておりますが、PDを軸とする「債務者格付」とは定義が異なります。「特定貸付債権」の信用リスク・アセットの額は、予想損失率を軸とした案件格付等を下表の自己資本比率告示に定められた5区分に紐付けすることにより計算しております。

イ．ポートフォリオの状況

（ア）「プロジェクト・ファイナンス」、「オブジェクト・ファイナンス」、「事業用不動産向け貸付け」の残高　（金額単位　億円）

		リスク・ウェイト	平成19年3月末			平成20年3月末		
			プロジェクト・ファイナンス	オブジェクト・ファイナンス	事業用不動産向け貸付け	プロジェクト・ファイナンス	オブジェクト・ファイナンス	事業用不動産向け貸付け
優	（残存期間2年半未満）	50%	1,004	32	2,746	1,234	73	4,233
	（残存期間2年半以上）	70%	4,359	648	6,957	5,830	675	7,050
良	（残存期間2年半未満）	70%	348	10	447	283	—	534
	（残存期間2年半以上）	90%	1,468	100	1,050	2,853	152	1,320
可		115%	314	90	564	405	160	832
弱い		250%	227	82	15	154	47	107
デフォルト		—	36	—	—	50	1	—
合計			7,756	963	11,779	10,809	1,109	14,075

（イ）「ボラティリティの高い事業用不動産向け貸付け」の残高　（金額単位　億円）

		リスク・ウェイト	平成19年3月末	平成20年3月末
優	（残存期間2年半未満）	70%	59	39
	（残存期間2年半以上）	95%	56	—
良	（残存期間2年半未満）	95%	868	763
	（残存期間2年半以上）	120%	464	1,051
可		140%	1,620	2,015
弱い		250%	—	—
デフォルト		—	—	—
合計			3,067	3,868

(2) リテール向けエクスポージャー

①居住用不動産向けエクスポージャー

ア．格付付与手続の概要

・「居住用不動産向けエクスポージャー」には住宅ローンが含まれております。なお、ここでの住宅ローンには、個人向けの住宅ローンに加え、店舗や賃貸アパートと併用になっている自宅用不動産に対するローンの一部が含まれておりますが、賃貸アパートに対するローンは含まれておりません。

・住宅ローンに対する格付付与手続は次のとおりであります。

まず、デフォルト・リスクの観点から、ローン契約情報に基づき、専用の格付モデルと金融検査マニュアルに沿った自己査定の債務者区分判定により、ローン件別毎に、リスク特性が同じプールへの割当てを行っております。PDの推計値は、このプール区分毎の過去のデフォルト実績をもとに、推計誤差の可能性を加味して決定しております。

デフォルト時の回収リスクの観点からは、担保不動産の評価額をもとに算出されるLTV (Loan To Value) を用いて、ローン件別毎に、リスク特性が同じプールへの割当てを行っております。デフォルト時損失率 (以下、「LGD」という) の推計値は、このプール区分毎の過去のデフォルト実績をもとに、推計誤差の可能性を加味して決定しております。

また、住宅ローン契約時からの一定の経過年数毎にポートフォリオを分割し、デフォルト・リスク、デフォルト時の回収リスク各々の観点からみたプール区分の有効性等を定期的に検証しております。

なお、PD及びLGDの推計並びに検証には社内データを用いており、デフォルトの定義は、自己資本比率告示に定められたものを用いております。

イ．ポートフォリオの状況

(金額単位　億円)

PDセグメント区分			平成19年3月末					
			エクスポージャー額	オン・バランス資産	オフ・バランス資産	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
住宅ローン	非延滞	モデル対象	89,252	88,188	1,064	0.32%	45.91%	25.11%
		その他	9,153	9,153	—	0.62	70.60	67.60
	延滞等		391	319	73	26.34	51.49	287.54
デフォルト			1,193	1,167	26	100.00	46.09	26.54
合計			99,989	98,827	1,162	—	—	—

(金額単位　億円)

PDセグメント区分			平成20年3月末					
			エクスポージャー額	オン・バランス資産	オフ・バランス資産	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
住宅ローン	非延滞	モデル対象	90,866	89,938	928	0.39%	40.15%	25.59%
		その他	8,531	8,531	—	0.78	61.05	70.76
	延滞等		515	448	66	38.53	44.49	249.90
デフォルト			1,149	1,142	8	100.00	40.94	29.07
合計			101,061	100,059	1,002	—	—	—

(注) 1.「その他」には、企業保証付のローン等が含まれております。
2.「延滞等」には、延滞が発生している債権や要注意先の債権で、自己資本比率告示上のデフォルトの定義に該当しないものを記載しております。
3.「デフォルト」のLGDの加重平均には、EL defaultの加重平均を記載しております。なお、「デフォルト」のLGDの加重平均は、平成19年3月末現在48.21%、平成20年3月末現在43.27%になります。

②適格リボルビング型リテール向けエクスポージャー

ア．格付付与手続の概要

・「適格リボルビング型エクスポージャー」にはカードローンやクレジットカード債権が含まれております。

・カードローン及びクレジットカード債権に対する格付付与手続は、それぞれ次のとおりであります。

カードローンについては、保証会社、契約極度額、決済口座の取引状況、返済履行状況に基づき、ローン件別毎に、リスク特性が同じプールへの割当てを行っております。クレジットカード債権については、過去の返済状況、利用状況に基づき、クレジットカード債権毎に、リスク特性が同じプールへの割当てを行っております。

信用リスク・アセットの額の計算に適用するPD及びLGDの推計値は、プール区分毎の過去のデフォルト実績をもとに、推計誤差の可能性を加味して決定しております。

また、デフォルト・リスク、デフォルト時の回収リスク各々の観点からみたプール区分の有効性等を定期的に検証しております。

なお、PD及びLGDの推計並びに検証には社内データを用いており、デフォルトの定義は、自己資本比率告示に定められたものを用いております。

イ．ポートフォリオの状況

（金額単位　億円）

	PD セグメント区分	平成19年3月末								
		エクスポージャー額	オン・バランス資産		オフ・バランス資産	未引出額	CCFの平均値	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
			残高	加算額						
カードローン	非延滞	4,304	3,563	741	—	1,418	52.24%	2.45%	79.11%	58.93%
	延滞等	299	292	7	—	43	15.33	9.81	81.16	126.30
クレジットカード債権	非延滞	9,043	5,994	3,050	—	34,973	8.72	1.09	80.49	26.27
	延滞等	60	49	11	—	—	—	71.46	83.42	152.96
デフォルト		144	123	22	—	—	—	100.00	83.22	48.93
合計		13,851	10,021	3,830	—	36,434	—	—	—	—

（金額単位　億円）

	PD セグメント区分	平成20年3月末								
		エクスポージャー額	オン・バランス資産		オフ・バランス資産	未引出額	CCFの平均値	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
			残高	加算額						
カードローン	非延滞	4,513	3,793	719	—	1,462	49.18%	2.04%	83.41%	51.67%
	延滞等	599	587	12	—	86	14.24	47.35	90.63	257.00
クレジットカード債権	非延滞	9,783	6,530	3,253	—	37,959	8.57	1.14	79.82	26.80
	延滞等	70	57	12	—	—	—	75.37	82.68	137.44
デフォルト		223	196	27	—	—	—	100.00	81.79	83.99
合計		15,187	11,164	4,023	—	39,507	—	—	—	—

（注）1. オン・バランス資産のエクスポージャー額の推計には、未引出額にCCF（未引出額に乗ずる掛目）を乗ずる方法ではなく、一取引当たりの残高増加額を推計する方法を使用しております。
2. 本資料上のCCFの平均値は、1. の推計額／未引出額として逆算したものであり、オン・バランス資産のエクスポージャー額の推計には使用しておりません。
3.「延滞等」には、3カ月未満の延滞債権を記載しております。
4.「デフォルト」のLGDの加重平均には、EL defaultの加重平均を記載しております。なお、「デフォルト」のLGDの加重平均は、平成19年3月末現在87.13%、平成20年3月末現在88.51%になります。

③その他リテール向けエクスポージャー

ア．格付付与手続の概要

・「その他リテール向けエクスポージャー」には、賃貸アパートに対するローン等の事業性ローン、中小企業向けに審査プロセスを定型化した融資、マイカーローン等の消費性ローンが含まれております。

・事業性ローン及び消費性ローンに対する格付付与手続は、それぞれ次のとおりであります。

（ア）事業性ローン及び中小企業向けに審査プロセスを定型化した融資については、デフォルト・リスクの観点からは、専用の格付モデルと金融検査マニュアルに沿った自己査定の債務者区分判定に基づき、ローン件別毎に、リスク特性が同じプールへの割当てを行っております。デフォルト時の回収リスクの観点からは、中小企業向けに審査プロセスを定型化した融資については与信先の属性に基づき、事業性ローンについてはLTVに基づき、リスク特性が同じプールへの割当てを行っております。PD及びLGDの推計値は、これらのプール区分毎の過去のデフォルト実績をもとに、推計誤差の可能性を加味して決定しております。

（イ）消費性ローンへの格付付与については、担保付商品と無担保商品で異なる手続としております。まず、担保付商品については、「①居住用不動産向けエクスポージャー」に記載の住宅ローンと同様の手続を行っております。無担保商品については、取引状況をもとに、ローン件別毎にリスク特性が同じプールへの割当てを行ったうえで、プール区分毎の過去のデフォルト実績をもとに、推計誤差の可能性を加味してPD及びLGDの推計値を決定しております。

また、デフォルト・リスク、デフォルト時の回収リスク各々の観点からみたプール区分の有効性等を定期的に検証しております。なお、PD及びLGDの推計並びに検証には社内データを用いており、デフォルトの定義は、自己資本比率告示に定められたものを用いております。

イ. ポートフォリオの状況

(金額単位　億円)

PDセグメント区分			平成19年3月末					
			エクスポージャー額	オン・バランス資産	オフ・バランス資産	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
事業性ローン等	非延滞	モデル対象	18,055	17,901	154	1.82%	60.42%	64.34%
		その他	2,087	2,087	0	1.78	53.09	62.24
	延滞等		3,522	3,485	37	10.99	60.21	98.65
消費性ローン	非延滞	モデル対象	3,701	3,563	138	1.47	45.11	51.30
		その他	2,493	2,471	23	1.76	66.29	64.45
	延滞等		372	369	3	23.10	49.81	116.06
デフォルト			1,958	1,840	118	100.00	56.46	44.71
合計			32,188	31,715	473	—	—	—

(金額単位　億円)

PDセグメント区分			平成20年3月末					
			エクスポージャー額	オン・バランス資産	オフ・バランス資産	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
事業性ローン等	非延滞	モデル対象	15,066	14,850	217	1.16%	62.77%	59.31%
		その他	2,319	2,316	4	1.25	56.70	57.41
	延滞等		5,247	5,208	39	11.72	67.99	110.04
消費性ローン	非延滞	モデル対象	3,195	3,029	166	1.63	43.46	51.07
		その他	2,408	2,387	21	1.81	65.68	81.19
	延滞等		380	376	3	31.17	47.27	120.99
デフォルト			2,143	2,114	28	100.00	61.85	65.39
合計			30,759	30,280	479	—	—	—

(注) 1.「事業性ローン等」には、賃貸アパートに対するローンや、中小企業向けに審査プロセスを定型化した融資等が含まれております。
2.「その他」には、企業保証付のローン等が含まれております。
3.「延滞等」には、延滞が発生している債権や要注意先の債権で、自己資本比率告示上のデフォルトの定義に該当しないものを記載しております。
4.「デフォルト」のLGDの加重平均には、EL defaultの加重平均を記載しております。なお、「デフォルト」のLGDの加重平均は、平成19年3月末現在60.04%、平成20年3月末現在67.08%になります。

(3) 株式等エクスポージャー及び信用リスク・アセットのみなし計算

①株式等エクスポージャー

ア. 格付付与手続の概要

PD／LGD方式を適用する株式を取得する際には、事業法人等向けの通常の与信と同様のルールで発行者に「債務者格付」を付与し、債務者モニタリング(詳細は40ページをご参照ください)により格付等の見直しを行っております(個別に債務者モニタリングを行わない場合は、リスク・アセットの額を1.5倍にしております)。株式の発行者に対して与信取引がなく、財務情報等が入手困難な場合等には、投資適格以上であることを条件に外部格付を利用して行内格付を付与しております。

なお、財務情報が入手困難かつ、投資適格未満の場合は、マーケット・ベース方式の簡易手法を適用しております。

イ. ポートフォリオの状況

(ア) エクスポージャー額

(金額単位　億円)

	平成19年3月末	平成20年3月末
マーケット・ベース方式適用分	1,668	2,388
簡易手法適用分	1,668	1,910
上場株式(300%)	456	601
非上場株式(400%)	1,212	1,309
内部モデル手法適用分	—	479
PD／LGD方式適用分	3,675	5,042
経過措置適用分	39,650	28,929
合計	44,993	36,360

(注) 1. 自己資本比率告示に定められた「株式等エクスポージャー」を記載しており、連結財務諸表上の株式とは異なっております。
2.「経過措置適用分」には、自己資本比率告示に定められた「株式等エクスポージャーに関する経過措置」を適用したものを記載しております。

（イ）PD／LGD方式適用分

（金額単位　億円）

	平成19年3月末			平成20年3月末		
	エクスポージャー額	PDの加重平均	リスク・ウェイトの加重平均	エクスポージャー額	PDの加重平均	リスク・ウェイトの加重平均
J1-J3	3,500	0.05%	104.84%	4,818	0.08%	111.66%
J4-J6	89	0.47	176.29	104	0.60	194.76
J7（除くJ7R）	44	9.30	432.42	111	9.89	440.46
その他	42	2.24	275.00	9	2.60	275.48
デフォルト（J7R、J8-J10）	0	100.00	—	1	100.00	—
合計	3,675	—	—	5,042	—	—

（注）1. 自己資本比率告示に定められた「株式等エクスポージャー」のうちのPD／LGD方式適用分を記載しており、連結財務諸表上の株式とは異なっております。
2.「その他」には、公共法人等が含まれております。

②信用リスク・アセットのみなし計算

ア．信用リスク・アセット算出方法の概要

「信用リスク・アセットのみなし計算」の対象エクスポージャーには、ファンド向け与信等があります。「信用リスク・アセットのみなし計算」を行う際は、原則として、裏付けとなる個々の資産に債務者格付を付与する等により、個々の裏付資産に対する信用リスク・アセットの額を計算し、その総額を対象エクスポージャーに対する信用リスク・アセットの額としております。個々の裏付資産の過半が株式等エクスポージャーである場合や、直接、個々の裏付資産の信用リスク・アセットの額を計算することができない場合は、自己資本比率告示に基づき、過半数を占める株式等エクスポージャーに対応するリスク・ウェイトや、リスク・ウェイト400%（裏付けとなる個々の資産のリスク・ウェイトの加重平均が400%を下回る場合）又はリスク・ウェイト1250%（上記以外の場合）等を用いて信用リスク・アセットの額を算出しております。

イ．ポートフォリオの状況

（金額単位　億円）

	平成19年3月末	平成20年3月末
信用リスク・アセットのみなし計算が適用されるエクスポージャーの額	18,962	10,108

（4）損失実績の分析

①直前期における損失の実績値と過去の実績値との比較

平成19年度における三井住友フィナンシャルグループ（連結）の与信関係費用（一般貸倒引当金繰入額、不良債権処理額、償却債権取立益の合計額）は、前年度対比1,036億円増加し、2,486億円となりました。

また、三井住友銀行（単体）の与信関係費用につきましては、前年度対比583億円増加し、1,478億円となりました。

三井住友銀行（単体）のエクスポージャー区分別の状況につきましては、「事業法人向けエクスポージャー」による与信関係費用が、前年度対比846億円増加して1,432億円となりました。これは、不良債権のオフバランス化や取引先企業の債務者区分改善等に伴う引当金の取崩しが減少したことや、一部の債務者において業況悪化等による想定外の劣化が発生したこと等が要因であります。また、「その他リテール向けエクスポージャー」による与信関係費用が、前年度対比158億円増加して598億円となりました。これらは、デフォルト率が上昇したこと等が要因であります。

与信関係費用

（金額単位　億円）

	平成17年度	平成18年度	平成19年度	増減
三井住友フィナンシャルグループ（連結）　合計	3,020	1,450	2,486	1,036
三井住友銀行（連結）　合計	2,750	1,229	2,216	987
三井住友銀行（単体）　合計	2,309	895	1,478	583
うち事業法人向けエクスポージャー	491	587	1,432	846
うちソブリン・金融機関等向けエクスポージャー	△4	△7	5	12
うち居住用不動産向けエクスポージャー	△1	5	1	△4
うち適格リボルビング向けエクスポージャー	7	△1	0	1
うちその他リテール向けエクスポージャー	336	439	598	158

（注）1. 与信関係費用には、「株式等エクスポージャー」及び「債券等の市場関係取引に係るエクスポージャー」、並びに「信用リスク・アセットのみなし計算が適用されるエクスポージャー」による損益のうち、国債等債券損益、株式等損益に計上されるものは含まれておりません。

2. エクスポージャー区分別の与信関係費用には、正常先の一般貸倒引当金は含まれておりません。
3. 引当金の戻入れ等により利益が発生している場合には△を付しております。
4. 連結子会社の保証が付されている「居住用不動産向けエクスポージャー」及び「適格リボルビング向けエクスポージャー」による与信関係費用は、三井住友銀行(単体)の与信関係費用には含まれておりません。

②損失額の推計値と実績値との比較

(金額単位　億円)

	損失額の推計値	引当控除後	損失額の実績値(平成19年度)
三井住友フィナンシャルグループ(連結) 合計	—	—	2,486
三井住友銀行(連結) 合計	—	—	2,216
三井住友銀行(単体) 合計	7,411	1,648	1,478
うち事業法人向けエクスポージャー	6,374	1,115	1,432
うちソブリン・金融機関等向けエクスポージャー	108	90	5
うち居住用不動産向けエクスポージャー	45	40	1
うち適格リボルビング向けエクスポージャー	1	1	0
うちその他リテール向けエクスポージャー	883	533	598

(注) 1.「損失額の推計値」は、平成18年度末のELであります。なお、連結子会社及び関連会社の保証が付されている消費者ローン等にかかるもの及び「株式等エクスポージャー」、「信用リスク・アセットのみなし計算が適用されるエクスポージャー」にかかるものを除いて表示しております。
2.「引当控除後」には、損失額の推計値から要管理先以下に対する引当額を控除した金額を表示しております。

■標準的手法に関する事項

1. 標準的手法を使用する範囲

平成20年3月末基準で、標準的手法によりリスク・アセットの額を算出した連結子会社は、以下のとおり、146ページの「内部格付手法に関する事項」の「1. 内部格付手法を使用する範囲」に示している連結子会社以外の子会社であります。

(1) 基礎的内部格付手法の段階的適用を計画している連結子会社

三井住友ファイナンス&リース株式会社、株式会社みなと銀行、株式会社関西アーバン銀行が該当します。

上記の3社については、平成22年3月末より基礎的内部格付手法を使用する予定であります。

(2) その他の連結子会社

事務系子会社等、その業務内容、資産規模等から信用リスク管理上は重要性が低い連結子会社が該当します。

上記の連結子会社については、標準的手法を使用してまいります。

2. リスク・アセットの額の算出に用いる手法

「法人等向けエクスポージャー」については、自己資本比率告示に定められた「法人等向けエクスポージャーの特例」に関する規定に基づき、一律100%のリスク・ウェイトを適用しております。また、ソブリン・金融機関向けエクスポージャーについては、経済協力開発機構(OECD)のカントリー・リスク・スコアに応じたリスク・ウェイトを適用しております。

3. リスク・ウェイトの区分ごとの残高

(金額単位　億円)

区分	平成19年3月末	うちカントリー・リスク・スコア付与分	平成20年3月末	うちカントリー・リスク・スコア付与分
0%	10,787	837	12,080	960
10%	5,623	—	5,471	—
20%	5,744	2,619	7,488	3,184
35%	12,475	—	13,568	—
50%	977	19	1,567	11
75%	6,435	—	18,351	—
100%	51,281	4	63,976	3
150%	166	—	245	—
合計	93,489	3,480	122,747	4,158

(注) 1. 信用リスク削減手法の効果を勘案した後のエクスポージャー額(部分直接償却額控除前)を記載しております。なお、オフ・バランス資産については与信相当額を記載しております。
2.「証券化エクスポージャー」は含まれておりません。

■信用リスクの削減手法に関する事項

1. リスク管理の方針及び手続の概要

信用リスク・アセットの額を算出するにあたって、信用リスク削減手法により、リスク・アセットの額を削減しております。具体的には、自己資本比率告示に基づき、適格金融資産担保、適格不動産担保、保証及びクレジット・デリバティブ、貸出金と自行預金の相殺等による調整を行っております。

各々の手法の範囲とその管理方法の概要は以下のとおりであります。

(1) 信用リスク削減手法適用の範囲とその管理方法

①担保（適格金融資産担保・適格不動産担保）

三井住友銀行においては、預金及び有価証券を適格金融資産担保、土地及び建物等を適格不動産担保としております。

担保物件の評価は、市場価格、鑑定評価額等を参考に、担保物件の現状及び権利関係を考慮して決定しております。担保物件は、被担保債権の弁済の遅延により担保権を実行せざるをえなくなった時に、十分な担保価値が存在していることが必要であります。担保を取得してから担保権の実行までの間に、担保物件の変質、地震等の自然災害による被害の他、差押や第三者の担保権の設定等、権利関係の変化も生じる場合があるため、担保物件や担保権の種類に応じ、定期的に管理を行っております。

②保証及びクレジット・デリバティブ

保証人の種類としては、国、地方公共団体、信用保証協会等の公的機関、金融機関や一般事業法人等があります。また、クレジット・デリバティブにおける取引相手の種類としては、主として国内外の銀行・証券会社があります。

保証のうち、国や地方公共団体とこれに準じる信用力を有する公的機関のほか、一定格付以上の金融機関や一般事業法人等、保証能力が十分に認められる先からの保証、及びこれらの先から購入したクレジット・デリバティブのプロテクションについては、信用リスク・アセットの額の算出に際して、信用リスク削減効果を勘案しております。

③貸出金と自行預金の相殺

貸出金と自行預金の相殺の適用にあたり、三井住友銀行においては、個別の取引毎に、対象となる貸出金と自行預金の相殺の法的有効性を確認しております。具体的には、銀行取引約定書等において、明示的に自行預金との相殺規定が設けられている貸出金取引を特定し、当該債務者が三井住友銀行に保有する預金のうち、期日が特定されており、かつ第三者宛に譲渡できない定期性の預金をその相殺の対象としております。なお、自行預金のうち、預金担保として徴求しているものについては、上記①の適格金融資産担保の枠組みにて、信用リスク削減効果を勘案しております。

また、自己資本比率告示に基づき、対象となる貸出金及び預金については、期日管理及び相殺後の状況を含めた残高管理を行っております。加えて、相殺の対象となる貸出金と自行預金との間で、期日や通貨が一致しない場合については、それらのミスマッチを自己資本比率告示に基づき、調整することによって相殺を行い、信用リスク・アセットの額の算出を行っております。

(2) 信用リスク削減手法の適用に伴う信用リスク及びマーケット・リスクの集中について

三井住友銀行においては、大口与信先へのリスクの集中を抑制するため、与信上限ガイドラインを設定し、集中リスク管理を実施、信用リスク委員会 (詳細は38ページをご参照ください) への報告を行う等の対応を取っております。この大口与信先の与信状況については、信用リスク削減のため親会社から保証を取得した場合の親会社宛リスク集中も勘案し、グループ合算で把握を行っております。

なお、信用リスクの削減手法として市場性商品 (クレジット・デリバティブ等) を使用した場合には、当該市場性商品から発生する市場リスクについて上限を設定し、管理を行っております。

2. 信用リスク削減手法を適用したエクスポージャー額

(金額単位　億円)

区分	平成19年3月末		平成20年3月末	
	適格金融資産担保	適格資産担保	適格金融資産担保	適格資産担保
基礎的内部格付手法	23,255	26,614	50,706	30,818
事業法人向けエクスポージャー	16,750	26,602	9,970	30,803
ソブリン向けエクスポージャー	1	12	11,074	14
金融機関等向けエクスポージャー	6,504	1	29,662	1
標準的手法	1,334	—	1,046	—
合計	24,589	26,614	51,752	30,818

（金額単位　億円）

区分	平成19年3月末		平成20年3月末	
	保証	クレジット・デリバティブ	保証	クレジット・デリバティブ
基礎的内部格付手法	36,597	2,260	50,786	3,025
事業法人向けエクスポージャー	30,449	2,260	41,898	3,025
ソブリン向けエクスポージャー	583	—	2,452	—
金融機関等向けエクスポージャー	2,948	—	3,999	—
居住用不動産向けエクスポージャー	2,613	—	2,436	—
適格リボルビング型リテール向けエクスポージャー	—	—	—	—
その他リテール向けエクスポージャー	4	—	2	—
標準的手法	902	—	1,204	—
合計	37,499	2,260	51,990	3,025

■派生商品取引及び長期決済期間取引に関する事項

1. リスク管理の方針及び手続の概要

(1) 担保による保全に関する方針及び自行の信用力の悪化による影響度

当社グループでは、必要に応じて、取引相手との間で発生している再構築コストに応じて担保の受渡しを定期的に行い、信用リスクを削減する取引（担保付派生商品取引）を行っております。このような取引については、信用リスクの削減が図られる一方、自らの信用力が悪化した際には、取引相手に対して追加的に担保提供が必要となる場合がありますが、その影響は軽微であると考えております。

(2) ネッティング

信用リスク削減手法としてのネッティングには、主に一括清算ネッティングがあります。一括清算ネッティングでは、取引の一方の当事者に倒産等の期限の利益喪失事由が生じた場合、その期日・通貨にかかわらず、対象となる全ての債権・債務をネットアウトし、一つの債権又は債務に置き換えます。対象は各種マスター契約書（基本契約書）が対象とする為替取引・スワップ取引等であります。マスター契約書（基本契約書）に上記のネットアウトが適用できることが規定されていること等により法的有効性の確認ができている場合に、対象となる債権・債務に対してネッティング効果を勘案することとしております。

2. 与信相当額に関する事項

(1) 派生商品取引及び長期決済取引の与信相当額

①計算方式

カレント・エクスポージャー方式を使用しております。

②与信相当額

（金額単位　億円）

	平成19年3月末	平成20年3月末
グロスの再構築コストの額	29,018	47,966
グロスのアドオンの額	39,311	39,776
グロスの与信相当額	68,329	87,742
外国為替関連取引	29,327	41,163
金利関連取引	36,161	42,449
金関連取引	—	—
株式関連取引	23	21
貴金属関連取引（金関連取引を除く）	—	—
その他のコモディティ関連取引	2,651	2,895
クレジット・デフォルト・スワップ	167	1,214
ネッティングによる与信相当額削減額	32,531	45,358
ネットの与信相当額	35,798	42,384
担保の額	2,166	1,707
適格金融資産担保	1,227	602
適格資産担保	939	1,104
ネットの与信相当額（担保による信用リスク削減効果勘案後）	35,798	42,384

（注）基礎的内部格付手法、及び標準的手法における簡便手法を用いていることから、ネットの与信相当額については、担保による信用リスク削減効果勘案前と勘案後において同額となります。

(2) クレジット・デリバティブの想定元本額

（金額単位　億円）

クレジット・デフォルト・スワップ	平成19年3月末		平成20年3月末	
	想定元本額	信用リスク削減手法の効果を勘案するために用いているもの	想定元本額	信用リスク削減手法の効果を勘案するために用いているもの
プロテクションの購入	12,604	2,260	15,590	3,025
プロテクションの提供	10,674	—	11,347	—

（注）「想定元本額」には、「与信相当額算出の対象となるもの」と「信用リスク削減手法の効果を勘案するために用いているもの」の合計額を記載しております。

■証券化エクスポージャー

1. リスク管理の方針及び手続の概要

リスクを確実に認識し、計測・評価・報告するための体制を確保するために、「証券化エクスポージャー」の定義を明確化し、業務部門から独立したリスク管理部署が、「証券化エクスポージャー」の認定・信用リスク・アセットの額の計測・評価・報告までの一元管理を行う体制としております。

証券化取引を行う場合は、当社グループは、主に以下のいずれかの立場になります。

・オリジネーター（直接又は間接に「証券化エクスポージャー」の原資産の組成に関わっている場合、もしくは、第三者からエクスポージャーを取得するABCPの導管体又はこれに類するプログラムのスポンサーの場合）
・投資家
・その他（裏付資産の金利と裏付資産に基づき発行される信託受益権の配当とのキャッシュ・フローのミスマッチを回避するための金利スワップの提供者等）

2. 信用リスク・アセットの額の算出に使用する方式

内部格付手法の対象となる「証券化エクスポージャー」に係る信用リスク・アセットの額の算出方式には、外部格付準拠方式、指定関数方式、内部評価方式の3種類があります。自己資本比率告示に定められた規定に従い、以下の方法により、算出方式を決定しております。

・まずは、外部格付準拠方式の適用可否を検討し、適用可能なものに当該方式を使用しております。
・外部格付準拠方式を適用できないものについては、指定関数方式の適用可否を検討し、適用可能なものに当該方式を使用しております。
・外部格付準拠方式及び指定関数方式の双方とも適用できない場合には、自己資本控除としております。

標準的手法の対象となる「証券化エクスポージャー」に係る信用リスク・アセットの額の算出方式には、自己資本比率告示に定められた規定に従い、適格格付機関の付与する格付や裏付資産の加重平均リスク・ウェイト等に基づき算出しております。

3. 証券化取引に関する会計方針

金融資産の流動化取引に関する会計処理は、金融資産の契約上の権利を行使したとき、権利を喪失したとき又は権利に対する支配が他に移転したときは、当該金融資産の消滅を認識し、帳簿価額とその対価としての受払額との差額を当期の損益として処理しております。権利に対する支配が他に移転したと認められない場合は、譲渡担保付借入等の金融取引として処理しております。

金融資産の一部がその消滅の認識要件を充たした場合には、当該部分の消滅を認識するとともに、消滅部分の帳簿価額とその対価としての受払額との差額を当期の損益として処理しております。消滅部分の帳簿価額は、当該金融資産全体の時価に対する消滅部分と残存部分の時価の比率により、当該金融資産全体の帳簿価額を按分して計算しております。

なお、残存部分は自己査定の対象とし、必要に応じて償却引当を行っております。

4. 使用する適格格付機関

「証券化エクスポージャー」の信用リスク・アセットの額の算出にあたっては、内部格付手法で外部格付準拠方式を使用する場合、もしくは標準的手法の場合に、適格格付機関が付与する格付と自己資本比率告示に定められたリスク・ウェイトとをマッピングしてリスク・ウェイトを決定しております。

適格格付機関としては、株式会社格付投資情報センター(R&I)、株式会社日本格付研究所(JCR)、ムーディーズ・インベスターズ・サービス・インク(Moody's)、スタンダード・アンド・プアーズ・レーティングズ・サービシズ(S&P)及びフィッチレーティングスリミテッド(Fitch)を採用しております。

なお、同一の「証券化エクスポージャー」に対して、複数の適格格付機関が付与した格付に対応するリスク・ウェイトが異なる場合は、自己資本比率告示に従い、最も小さいリスク・ウェイトから数えて二番目に小さいリスク・ウェイトを使用しております。

5. ポートフォリオの状況

(1) 当社グループがオリジネーターである証券化取引

①オリジネーター(除くスポンサー業務)

ア. 原資産に関する情報

(金額単位 億円)

原資産の種類	平成19年3月末			平成18年度			
	原資産の額	資産譲渡型	合成型	当期に証券化を行った原資産の額	原資産のデフォルト額	原資産に係る当期の損失額	当期の売却損益
事業法人等向け債権	3,302	1,815	1,487	5,205	133	43	—
住宅ローン	15,509	15,509	—	7,897	3	0	268
リテール向け債権(除く住宅ローン)	4,504	—	4,504	3,412	201	21	—
その他	1,747	59	1,688	4	0	2	—
合計	25,063	17,384	7,680	16,517	337	66	268

(金額単位 億円)

原資産の種類	平成20年3月末			平成19年度			
	原資産の額	資産譲渡型	合成型	当期に証券化を行った原資産の額	原資産のデフォルト額	原資産に係る当期の損失額	当期の売却損益
事業法人等向け債権	2,738	1,713	1,025	6,579	75	3	—
住宅ローン	17,517	17,517	—	3,123	6	1	159
リテール向け債権(除く住宅ローン)	2,602	641	1,961	1,542	434	66	—
その他	2,957	1,484	1,473	1,295	1	10	0
合計	25,814	21,355	4,459	12,539	516	81	159

(注) 1.「証券化エクスポージャー」を保有しない証券化取引の原資産については、当期に証券化を行った原資産を含めて記載しております。
2.「原資産のデフォルト額」は、3カ月以上延滞した原資産又はデフォルトした原資産を記載しております。
3.「その他」にはPFI事業(Private Finance Initiative:民間企業が資金調達、施設の建設、管理、運営も含めて公共サービス事業を請け負うもの)宛債権、リース料債権等が含まれております。
4. 連結自己資本比率告示第230条及び第248条に従い、外部の投資家の保有する証券化エクスポージャーに対し、信用リスク・アセットの額を計算している「早期償還条項付の証券化エクスポージャー」は該当ありません。
5.「自己資本比率告示附則第15条の適用により算出される信用リスク・アセット」は該当ありません。

イ．保有する証券化エクスポージャーに関する情報

（ア）原資産の種類別の情報

（金額単位　億円）

原資産の種類	平成19年3月末			平成20年3月末		
	期末残高	控除項目として自己資本から控除した額	増加した自己資本相当額	期末残高	控除項目として自己資本から控除した額	増加した自己資本相当額
事業法人等向け債権	1,834	17	—	1,398	53	—
住宅ローン	1,427	299	401	1,701	359	440
リテール向け債権（除く住宅ローン）	1,111	68	—	800	128	—
その他	84	84	—	909	205	—
合計	4,456	467	401	4,808	744	440

（イ）リスク・ウェイト別の情報

（金額単位　億円）

リスク・ウェイト	平成19年3月末		平成20年3月末	
	期末残高	所要自己資本額	期末残高	所要自己資本額
20%以下	1,751	12	2,645	22
100%以下	767	10	57	1
650%以下	20	7	20	7
1250%未満	—	—	—	—
自己資本控除	1,918	467	2,086	744
合計	4,456	496	4,808	775

②スポンサー業務

ア．原資産に関する情報

（金額単位　億円）

原資産の種類	平成19年3月末			平成18年度		
	原資産の額	資産譲渡型	合成型	当期に証券化を行った原資産の額	原資産のデフォルト額	原資産に係る当期の損失額
事業法人等向け債権	10,143	10,143	—	58,985	2,060	2,048
住宅ローン	—	—	—	—	—	—
リテール向け債権（除く住宅ローン）	371	371	—	5	0	0
その他	1,242	1,242	—	1,750	15	13
合計	11,756	11,756	—	60,740	2,075	2,060

（金額単位　億円）

原資産の種類	平成20年3月末			平成19年度		
	原資産の額	資産譲渡型	合成型	当期に証券化を行った原資産の額	原資産のデフォルト額	原資産に係る当期の損失額
事業法人等向け債権	7,906	7,906	—	63,058	1,568	1,549
住宅ローン	38	38	—	—	6	6
リテール向け債権（除く住宅ローン）	541	541	—	1,424	12	33
その他	649	649	—	2,141	15	13
合計	9,135	9,135	—	66,623	1,601	1,601

（注）1.「証券化エクスポージャー」を保有しない証券化取引の原資産については、当期に証券化を行った原資産を含めて記載しております。
2.「原資産のデフォルト額」は、3カ月以上延滞した原資産又はデフォルトした原資産を記載しております。
3. 顧客債権流動化等のスポンサー業務における「原資産のデフォルト額」、「原資産に係る当期の損失額」については、原資産の回収を顧客が行っている証券化取引等、データを適時適切に入手することが困難な場合が存在することから、実務上、当社が取得可能な範囲の代替データ等を用いて、以下の推計方法により、集計しております。
(1)「原資産のデフォルト額」の推計方法について
・外部格付準拠方式を適用する証券化取引では、入手可能な顧客等からの原資産の状況に係る報告をもとに推計しております。
・指定関数方式を適用する証券化取引では、取引毎の特性に応じ、当社が取得可能な各債務者の情報や、債務者毎のデフォルト発生率等をもとに推計しております。また、いずれの推計も困難な場合には、デフォルトした原資産とみなして保守的に推計しております。
(2)「原資産に係る当期の損失額」の推計方法について
・外部格付準拠方式を適用する証券化取引では、保守的に上記(1)に基づいて推計した「原資産のデフォルト額」と同額としております。
・指定関数方式を適用する証券化取引では、デフォルトした原資産に係る損失率が把握可能な場合は当該損失率に基づき推計を行い、当該推計が困難な場合は保守的に上記(1)に基づいて推計した「原資産のデフォルト額」と同額としております。

4.「その他」には、リース料債権等が含まれております。
5. 連結自己資本比率告示第230条及び第248条に従い、外部の投資家の保有する証券化エクスポージャーに対し、信用リスク・アセットの額を計算している「早期償還条項付の証券化エクスポージャー」は該当ありません。
6.「自己資本比率告示附則第15条の適用により算出される信用リスク・アセット」は該当ありません。

イ．保有する証券化エクスポージャーに関する情報

（ア）原資産の種類別の情報

（金額単位 億円）

原資産の種類	平成19年3月末			平成20年3月末		
	期末残高	控除項目として自己資本から控除した額	増加した自己資本相当額	期末残高	控除項目として自己資本から控除した額	増加した自己資本相当額
事業法人等向け債権	8,077	131	—	6,081	1	—
住宅ローン	—	—	—	38	—	—
リテール向け債権（除く住宅ローン）	371	—	—	541	—	—
その他	1,003	—	—	597	—	—
合計	9,451	131	—	7,257	1	—

（注）「その他」には、リース料債権等が含まれております。

（イ）リスク・ウェイト別の情報

（金額単位 億円）

リスク・ウェイト	平成19年3月末		平成20年3月末	
	期末残高	所要自己資本額	期末残高	所要自己資本額
20%以下	8,094	56	6,341	39
100%以下	1,031	37	915	26
650%以下	189	24	—	—
1250%未満	—	—	—	—
自己資本控除	137	131	1	1
合計	9,451	249	7,257	66

(2) 当社グループが投資家である証券化取引

①保有する証券化エクスポージャーに関する情報

ア．原資産の種類別の情報

（金額単位 億円）

原資産の種類	平成19年3月末			平成20年3月末		
	期末残高	控除項目として自己資本から控除した額	増加した自己資本相当額	期末残高	控除項目として自己資本から控除した額	増加した自己資本相当額
事業法人等向け債権	3,016	769	—	3,395	660	—
住宅ローン	3,793	—	—	—	—	—
リテール向け債権（除く住宅ローン）	178	—	—	150	—	—
その他	1,240	13	—	246	106	—
合計	8,228	782	—	3,791	766	—

（注）1.「その他」には原資産が証券化商品である取引等が含まれております。
2.「自己資本比率告示附則第15条の適用により算出される信用リスク・アセット」は該当ありません。

イ．リスク・ウェイト別の情報

（金額単位 億円）

リスク・ウェイト	平成19年3月末		平成20年3月末	
	期末残高	所要自己資本額	期末残高	所要自己資本額
20%以下	6,685	47	2,284	15
100%以下	262	16	350	16
650%以下	—	—	6	1
1250%未満	—	—	—	—
自己資本控除	1,281	782	1,151	766
合計	8,228	844	3,791	799

■銀行勘定における出資又は株式等エクスポージャーに関する事項

1. 銀行勘定における出資又は株式等エクスポージャーに関するリスク管理の方針及び手続の概要

銀行勘定で保有する株式等については、保有目的とリスク特性に応じ、市場リスクあるいは信用リスク管理の枠組みに基づき、リスクの許容量に上限を設定する等適切な方法で管理を行っております。

このうち「その他有価証券」の区分で保有する株式については、株価変動リスクを適切に管理するためにリスクの許容量に上限を設定し、遵守状況を管理しております。

「子会社株式」については、当該会社の保有する資産・負債等を連結ベースでリスク管理の対象とし、「関連会社株式」については当該会社宛出資のリスクを別途計上し、それぞれリスク許容量の上限管理の対象としているため、株式としてのリスク計測は行っておりません。

なお、これらリスク許容量の上限は、自己資本等の経営体力を勘案して定める「リスク資本極度」の範囲内で設定しております。

2. 銀行勘定における株式等エクスポージャーの評価等重要な会計方針

銀行勘定における株式等エクスポージャーの評価は、子会社及び関連会社株式等については移動平均法による原価法、その他有価証券で時価のある株式については決算日前1カ月の市場価格の平均等、それ以外については決算日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法により行っております。

なお、その他有価証券の評価差額については、全部純資産直入法により処理しております。また、デリバティブ取引の評価は、時価法により行っております。

3. 連結貸借対照表計上額及び時価

（金額単位　億円）

	平成19年3月末		平成20年3月末	
	連結貸借対照表計上額	時価	連結貸借対照表計上額	時価
上場株式等エクスポージャー	39,803	39,803	29,133	29,133
上場株式等エクスポージャーに該当しない出資等又は株式等エクスポージャー	5,190	—	6,705	—
合計	44,993	—	35,838	—

4. 出資等又は株式等エクスポージャーの売却及び償却に伴う損益の額

（金額単位　億円）

	平成18年度	平成19年度
損益	447	△71
売却益	628	615
売却損	15	57
償却	166	628

（注）連結損益計算書における、株式等損益について記載しております。

5. 連結貸借対照表で認識され、かつ、連結損益計算書で認識されない評価損益の額

（金額単位　億円）

	平成19年3月末	平成20年3月末
連結貸借対照表で認識され、かつ、連結損益計算書で認識されない評価損益の額	19,826	9,403

（注）時価のある日本企業株式・外国株式について記載しております。

6. 連結貸借対照表及び連結損益計算書で認識されない評価損益の額

（金額単位　億円）

	平成19年3月末	平成20年3月末
連結貸借対照表及び連結損益計算書で認識されない評価損益の額	657	△244

（注）時価のある関連会社の株式について記載しております。

■種類別、地域別、業種別及び期間別エクスポージャー残高等

1. 種類別、地域別及び業種別エクスポージャー額

（金額単位　億円）

区分		平成19年3月末				
		貸出金等	債券	デリバティブ	その他	合計
国内（除く特別国際金融取引勘定分）	製造業	81,357	1,327	4,005	28,464	115,152
	農業、林業、漁業及び鉱業	1,791	11	90	667	2,559
	建設業	17,721	579	146	1,853	20,298
	運輸、情報通信、公益事業	37,939	1,377	977	8,806	49,099
	卸売・小売業	69,823	643	4,336	6,851	81,652
	金融・保険業	75,932	12,752	12,173	3,223	104,080
	不動産業	87,664	891	400	2,620	91,575
	各種サービス業	70,109	656	875	5,151	76,791
	地方公共団体	11,338	7,502	11	26	18,877
	その他	184,121	79,128	1,607	37,718	302,573
	合計	637,794	104,865	24,619	95,379	862,657
海外及び特別国際金融取引勘定分	政府等	3,158	825	84	—	4,066
	金融機関	24,738	2,439	8,053	0	35,230
	商工業	89,640	2,588	2,630	—	94,857
	その他	20,752	3,504	413	2,938	27,607
	合計	138,288	9,355	11,179	2,938	161,760
総合計		776,082	114,220	35,798	98,316	1,024,417

（金額単位　億円）

区分		平成20年3月末				
		貸出金等	債券	デリバティブ	その他	合計
国内（除く特別国際金融取引勘定分）	製造業	84,021	1,300	5,503	24,537	115,361
	農業、林業、漁業及び鉱業	3,174	1	137	613	3,926
	建設業	17,457	380	160	1,476	19,472
	運輸、情報通信、公益事業	41,739	1,276	1,773	7,574	52,362
	卸売・小売業	67,190	493	6,454	6,823	80,959
	金融・保険業	105,400	9,657	13,307	2,735	131,099
	不動産業	85,801	2,630	559	2,855	91,845
	各種サービス業	66,819	1,075	959	6,582	75,435
	地方公共団体	25,923	6,049	44	61	32,078
	その他	195,747	127,095	62	49,358	372,262
	合計	693,271	149,955	28,958	102,614	974,798
海外及び特別国際金融取引勘定分	政府等	3,351	7,912	94	—	11,357
	金融機関	36,516	3,371	9,501	0	49,388
	商工業	105,123	2,239	3,777	—	111,139
	その他	19,568	2,909	29	3,473	25,979
	合計	164,558	16,430	13,401	3,473	197,862
総合計		857,829	166,385	42,359	106,088	1,172,660

（注）1. 信用リスク削減手法の効果を勘案した後のエクスポージャー額を記載しております。
2.「信用リスク・アセットのみなし計算が適用されるエクスポージャー」及び「証券化エクスポージャー」は含まれておりません。
3. 資産区分の「貸出金等」には、貸出金、コミットメント、及びデリバティブ以外のオフ・バランス資産等が含まれ、「その他」には、「株式等エクスポージャー」、及び標準的手法を適用したファンド等の資産が含まれております。
4.「国内」とは、当社、国内銀行連結子会社（海外店を除く。）及びその他の国内連結子会社であり、「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。

2. 種類別及び残存期間別エクスポージャー額

(金額単位　億円)

区分	平成19年3月末				
	貸出金等	債券	デリバティブ	その他	合計
1年以下	221,562	37,472	3,894	1,766	264,695
1年超3年以下	116,822	16,286	12,326	5,030	150,464
3年超5年以下	117,376	14,518	10,587	6,215	148,695
5年超7年以下	44,694	13,824	4,319	1,629	64,466
7年超	203,326	32,121	4,672	1,104	241,223
期間の定めのないもの	72,302	—	—	82,572	154,875
合計	776,082	114,220	35,798	98,316	1,024,417

(金額単位　億円)

区分	平成20年3月末				
	貸出金等	債券	デリバティブ	その他	合計
1年以下	276,193	30,033	6,532	3,737	316,496
1年超3年以下	138,265	43,015	14,523	9,279	205,082
3年超5年以下	120,664	56,873	10,483	11,588	199,608
5年超7年以下	47,840	8,730	4,764	3,101	64,434
7年超	213,781	27,733	6,057	1,918	249,488
期間の定めのないもの	61,086	—	—	76,465	137,552
合計	857,829	166,385	42,359	106,088	1,172,660

(注) 1. 信用リスク削減手法の効果を勘案した後のエクスポージャー額を記載しております。
2. 「信用リスク・アセットのみなし計算が適用されるエクスポージャー」及び「証券化エクスポージャー」は含まれておりません。
3. 資産区分の「貸出金等」には、貸出金、コミットメント、及びデリバティブ以外のオフ・バランス資産等が含まれ、「その他」には、「株式等エクスポージャー」、及び標準的手法を適用したファンド等の資産が含まれております。
4. 期間区分の「期間の定めのないもの」には、期間別に分類していないものが含まれております。

3. 3カ月以上延滞エクスポージャーの期末残高又はデフォルトしたエクスポージャーの期末残高及び区分ごとの内訳

(1) 地域別

(金額単位　億円)

区分	平成19年3月末	平成20年3月末
国内(除く特別国際金融取引勘定分)	19,483	17,594
海外及び特別国際金融取引勘定分	1,350	1,407
アジア	819	420
北米	423	832
その他	108	154
合計	20,833	19,000

(注) 1. 自己査定において要管理先以下に区分された債務者のオフ・バランス与信等を含む自己査定対象与信を記載しております。
2. 部分直接償却(直接減額)実施額を含めております。
3.「国内」とは、当社、国内銀行連結子会社(海外店を除く。)及びその他の国内連結子会社であり、「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。また、「海外」の期末残高は債務者所在国を基準に記載しております。

(2) 業種別

（金額単位　億円）

区分		平成19年3月末	平成20年3月末
国内（除く特別国際金融取引勘定分）	製造業	1,236	1,804
	農業、林業、漁業及び鉱業	63	71
	建設業	1,964	1,534
	運輸、情報通信、公益事業	1,558	969
	卸売・小売業	1,705	2,886
	金融・保険業	166	382
	不動産業	5,565	3,251
	各種サービス業	4,522	3,470
	その他	2,704	3,226
	合計	19,483	17,594
海外及び特別国際金融取引勘定分	金融機関	11	10
	商工業	1,339	1,397
	その他	―	―
	合計	1,350	1,407
総合計		20,833	19,000

（注）1. 自己査定において要管理先以下に区分された債務者のオフ・バランス与信等を含む自己査定対象与信を記載しております。
2. 部分直接償却（直接減額）実施額を含めております。
3.「国内」とは、当社、国内銀行連結子会社（海外店を除く。）及びその他の国内連結子会社であり、「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。

4. 一般貸倒引当金、個別貸倒引当金及び特定海外債権引当勘定の期末残高及び期中の増減額

(1) 地域別

（金額単位　億円）

区分	平成19年3月末	平成20年3月末	増減
一般貸倒引当金	6,836	5,937	△899
特定海外債権引当勘定	19	0	△19
個別貸倒引当金	6,937	8,196	1,259
国内（除く特別国際金融取引勘定分）	6,610	7,385	775
海外及び特別国際金融取引勘定分	327	811	484
アジア	141	101	△40
北米	129	681	552
その他	57	29	△28
合計	13,792	14,133	341

（注）1. 個別貸倒引当金には部分直接償却（直接減額）実施額を含めております。
2.「国内」とは、当社、国内銀行連結子会社（海外店を除く。）及びその他の国内連結子会社であり、「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。また、「海外」の期末残高は債務者所在国を基準に記載しております。

(2) 業種別

(金額単位 億円)

区分	平成19年3月末	平成20年3月末	増減
一般貸倒引当金	6,836	5,937	△899
特定海外債権引当勘定	19	0	△19
個別貸倒引当金	6,937	8,196	1,259
国内(除く特別国際金融取引勘定分)	6,610	7,385	775
製造業	436	763	327
農業、林業、漁業及び鉱業	4	13	9
建設業	375	713	338
運輸、情報通信、公益事業	487	492	5
卸売・小売業	827	1,427	600
金融・保険業	87	192	105
不動産業	1,577	1,109	△468
各種サービス業	1,546	1,352	△194
その他	1,271	1,324	53
海外及び特別国際金融取引勘定分	327	811	484
金融機関	9	9	△0
商工業	318	802	484
その他	—	—	—
合計	13,792	14,133	341

(注) 1. 個別貸倒引当金には部分直接償却(直接減額)実施額を含めております。
2.「国内」とは、当社、国内銀行連結子会社(海外店を除く。)及びその他の国内連結子会社であり、「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。

5. 業種別の貸出金償却の額

(金額単位 億円)

区分		平成18年度	平成19年度
国内(除く特別国際金融取引勘定分)	製造業	106	257
	農業、林業、漁業及び鉱業	0	3
	建設業	56	160
	運輸、情報通信、公益事業	149	113
	卸売・小売業	213	426
	金融・保険業	11	△0
	不動産業	△102	△36
	各種サービス業	162	247
	その他	254	187
	合計	849	1,357
海外及び特別国際金融取引勘定分	金融機関	0	0
	商工業	△35	60
	その他	—	—
	合計	△35	60
総合計		814	1,418

(注)「国内」とは、当社、国内銀行連結子会社(海外店を除く。)及びその他の国内連結子会社であり、「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。

■マーケット・リスクに関する事項

1. 内部モデル方式、標準的方式のポートフォリオの範囲

マーケット・リスク相当額の算出に使用する方式は以下のとおりであります。

(1) 内部モデル方式

株式会社三井住友銀行、欧州三井住友銀行、SMBCキャピタル・マーケット会社、英国SMBCキャピタル・マーケット会社、SMBCデリバティブ・プロダクツ・リミテッドの一般市場リスク

(2) 標準的方式

・個別リスク

・株式会社三井住友銀行、欧州三井住友銀行、SMBCキャピタル・マーケット会社、英国SMBCキャピタル・マーケット会社、SMBCデリバティブ・プロダクツ・リミテッド以外の連結子会社の一般市場リスク

2. 取引の特性に応じた価格評価方法

マーケット・リスク相当額算出の対象である「特定取引勘定」に属する資産・負債については、市場流動性の高い取引のみから構成されており、その価格評価については、有価証券及び金銭債権等は連結決算日等の時価、スワップ・先物・オプション等の派生商品については連結決算日等の市場実勢にて決済したものとみなした額により行っております。

■銀行勘定(バンキング業務)における金利リスクに関する事項

バンキング業務における金利リスクは、要求払預金(当座預金や普通預金等預金者の要求によって随時払い出される預金)の満期の認識方法や、定期預金及び消費者ローンの期限前解約の予測方法によって、大きく変動することとなります。

三井住友銀行におけるバンキング業務の金利リスク計測時の主な前提は以下のとおりであります。

1. 要求払預金の満期の認識方法

要求払預金の満期に関しては、長期間滞留すると見込まれる要求払預金の金額(過去5年の最低残高の半額を上限とする)をコア預金として認識し、最長5年(平均期間2.5年)の取引として金利リスクを計測しております。

2. 定期預金及び消費者ローンの期限前解約の予測方法

定期預金及び消費者ローンの期限前解約に関しては、その期限前解約率を推定し、当該期限前解約率を前提としたキャッシュ・フローを用いて金利リスクを計測しております。

VaRの状況

(金額単位 億円)

	平成18年度		平成19年度	
	トレーディング	バンキング	トレーディング	バンキング
年度末	29	476	22	233
最大	47	789	43	593
最小	21	368	21	209
平均	29	516	28	313

(注) 1. 保有期間1日、片側信頼区間99.0%、計測期間4年間のヒストリカル・シミュレーション法により日次で算出しております。
2. 主要連結子会社を含めております。
3. トレーディングは、個別リスクを除いております。

■オペレーショナルリスクに関する事項

1. オペレーショナルリスク相当額の算出に使用する手法の名称

平成20年3月末基準において、当社は先進的計測手法を使用しております。当社と同様に、先進的計測手法を使用する連結子会社は以下のとおりであり、それ以外の連結子会社各社には基礎的手法を使用しております。

株式会社三井住友銀行、三井住友カード株式会社、株式会社日本総合研究所、SMBCフレンド証券株式会社、株式会社ジャパンネット銀行、SMBC信用保証株式会社、SMBCファイナンスサービス株式会社、株式会社みなと銀行、SMBCセンターサービス株式会社、SMBCデリバリーサービス株式会社、SMBCグリーンサービス株式会社、SMBCインターナショナルビジネス株式会社、SMBCインターナショナルオペレーションズ株式会社、SMBCローンビジネスサービス株式会社、SMBCマーケットサービス株式会社、SMBC融資事務サービス株式会社、欧州三井住友銀行

また、基礎的手法を使用している先のうち、株式会社関西アーバン銀行につきましては平成20年9月末基準から、三井住友ファイナンス&リース株式会社につきましては平成21年3月末基準から、株式会社クオークにつきましては平成23年3月末基準から先進的計測手法を適用できるように準備を進めております。

2. 先進的計測手法の概要

オペレーショナルリスク先進的計測手法の概要につきましては「リスク管理への取り組み」に記載しておりますが、ここでは計量化モデルに投入するデータの作成やリスク・コントロール・アセスメントによるシナリオ評価に関する内部損失データ、外部損失データ、業務環境要因及び内部統制要因による検証を説明し、計量化モデルによるオペレーショナルリスク相当額の計測手法の枠組みを説明いたします。


内部損失データ
外部損失データ
業務環境要因
及び内部統制要因
②検証
(1) リスク・コントロール・アセスメントによるシナリオ
①データ投入
(2) 計量化モデルによる計測
リスク削減への取り組み

(1) リスク・コントロール・アセスメントによるシナリオ

①計量化モデルに投入するデータの作成

リスク・コントロール・アセスメントの目的である「低頻度・高額損失」が発生する頻度を推計するために、シナリオごとに4つの損失額（1億円、10億円、50億円、100億円）の発生頻度を推計したうえで、イベントタイプごとに当社連結・三井住友銀行連結・三井住友銀行単体の単位でそれぞれ合計したものを、計量化モデルに投入しております。

当社及び三井住友銀行では、イベントタイプや組織の区分などに応じて異なるアセスメント方法を用いることによって、当社グループにおけるオペレーショナルリスクを適切に把握しております。以下に三井住友銀行の国内営業店のシナリオにおける代表的な算出例を記載します。

ア. シナリオの導出及び評価

(ア) シナリオの導出

国内営業店のリスク・コントロール・アセスメントにおいては、業務等に内在する潜在的なリスクを漏れなく把握するために、国内事務の取扱手続をもとに、対象商品・業務を漏れなく洗い出したうえで、それぞれの対象商品・業務ごとに、事務処理フローを処理類型に分解することによって、一定規模以上の損失が発生すると考えられるシナリオを網羅的に導出しております。

この対象商品・業務及び処理類型に基づいて分類したものを業務プロセスとして、シナリオの評価単位としております。

<対象商品・業務及び処理類型の分類（例）>


(例)
対象商品 為替予約
業務 為替予約締結
<事務処理フロー>
① 顧客宛商品説明 <説明>
② 約定書等徴求 <受領・点検>
③ 顧客宛条件提示、契約締結 <約定・契約締結>
④ 市場営業推進部とのディール <行内授受>
⑤ 締結票の実行記帳 <システム記帳>
⑥ 予約票交付 <交付・連絡・報告>
…

<処理類型>	
	① 説明
	② 属性確認
	③ 受領・点検
	④ 交付・連絡・報告
	⑤ 行内授受
	⑥ 稟議・決定・権限
	⑦ 約定・契約締結
	⑧ 起票・記入・作成
	⑨ システム記帳
	⑩ 期中管理
	⑪ 保管・出し入れ

（イ）シナリオの評価

シナリオの評価を行うには、シナリオごとに発生頻度及び発生規模を定量的に推定する必要があります。

三井住友銀行におきましては、各シナリオの発生頻度を推計するために、すべてのシナリオに対してリスク評価及びコントロール評価を実施しております。

リスク評価については、業務プロセスごとにリスク管理状況勘案前の損失事故の生じやすさを測定するために、処理量の多さ、処理の集中度、処理の時限性などといった複数の項目に対して、それぞれの項目ごとに基準を制定して、基準の充足度に応じていくつかの段階に分けて評価を実施して、リスク評価を得点化しております。

＜リスク評価項目（例）＞

観　点	評価項目	主な評価の内容	評価
事務ミスの生じやすさ	①処理量の多さ	年間の処理量の多さ	1
	②処理の集中度	処理の特定日集中度合い	0
	③処理の時限性	処理の時限性、切迫の度合い	2
	④処理の複雑さ	処理の複雑さ、一工程当たりの処理内容の多さ	1
	⑤商品の複雑さ	商品の複雑さ、種類の多さ	0
事故へのつながりやすさ	⑥対顧・対外処理	顧客・他行宛て現物・資金移動処理	0
	⑦市場性商品の取り扱い	市場変動リスクを保有する商品の取り扱い・取り次ぎ	0

コントロール評価については、損失事故を事前に防止する観点及び損失事故が発生してから速やかに回復させる観点の両面から、手続の整備、手続の内容、処理権限・事前検証などといった複数の項目に対して、それぞれの項目ごとに基準を制定して、基準の充足度に応じていくつかの段階に分けて評価を実施して、コントロール評価を得点化しております。

＜コントロール評価項目（例）＞

観　点	評価項目	主な評価の内容	評価
手続整備	①手続の整備	手続文書化、更新済否	1
	②手続の内容	漏れなく正確に処理する規定の存在・強度	0
権限と検証	③処理権限・事前検証	処理の権限、事前検証等	1
	④事後検証・発見	事後検証、事故の発見の仕組み（予防効果）	0
システム処理化	⑤システム処理化	システム処理化の度合い	0

イ．シナリオにおける発生頻度の推計

（ア）国内営業店における平均頻度評価テーブルの作成

過去に三井住友銀行の国内営業店にて発生した内部損失データを用いて、将来の損失が発生する頻度を推計するために、リスク評価及びコントロール評価の組み合わせからなるマトリクス上に1年当たりのそれぞれの損失発生件数を推計した、平均頻度評価テーブルを作成します。

なお、リスク評価及びコントロール評価についてはそれぞれ損失事故件数への寄与率が異なると考えられることから、回帰分析を実施して、各評価項目の損失事故件数への寄与率を分析したうえで、各評価項目にウエイト付けをしております。

＜平均頻度評価テーブル（例）＞　（回／年）

スコア計		コントロール評価					
		～2.0	2.4	2.8	3.2	3.6	4.0
リスク評価	5.5～	＊＊＊	＊＊＊	＊＊＊	＊＊＊	＊＊＊	＊＊＊
	4.5～5.5	＊＊＊	＊＊＊	＊＊＊	＊＊＊	＊＊＊	＊＊＊
	3.5～4.5	＊＊＊	＊＊＊	＊＊＊	＊＊＊	＊＊＊	＊＊＊
	2.5～3.5	＊＊＊	＊＊＊	＊＊＊	＊＊＊	2.40	＊＊＊
	1.5～2.5	＊＊＊	＊＊＊	＊＊＊	＊＊＊	＊＊＊	＊＊＊
	0.5～1.5	＊＊＊	＊＊＊	＊＊＊	＊＊＊	＊＊＊	＊＊＊
	～0.5	＊＊＊	＊＊＊	＊＊＊	＊＊＊	＊＊＊	＊＊＊

（イ）シナリオにおける発生頻度の推計

すべてのシナリオに対して実施している、リスク評価及びコントロール評価について、評価項目ごとに上述のウエイトを勘案したうえで、リスク評価項目及びコントロール評価項目のそれぞれの合計点を算出します。そのうえで、平均頻度評価テーブルにおけるリスク評価及びコントロール評価のマトリクス上の発生頻度を求めることによって、各シナリオの発生頻度（シナリオの事象が1年間に発生する回数）を推計します。

ウ．シナリオにおける損失発生規模の推計

各シナリオの損失発生規模を推計するにあたっては、原則として、三井住友銀行の過去の業務取扱量を用いて、損失発生規模の分布を生成することとしております。具体的には、シナリオを導出するにあたって分類した対象商品・業務ごとに、過去の業務の取扱量が対数正規分布にしたがって分布していると仮定して、損失規模分布を生成します。

エ．「低頻度・高額損失」の発生頻度の推計

4つの損失額（1億円、10億円、50億円、100億円）における発生頻度は、シナリオごとに推計される累積分布関数に基づき、それぞれの損失額における発生確率を求めることによって推計されます。

シナリオを導出するにあたって分類した対象商品・業務ごとに、上述の通り、過去の業務の取扱量を対数正規分布にしたがっていると仮定しているので、1年間に1件の損失事象が発生すると仮定した場合における最大損失額は、対数正規分布に基づく累積分布関数となります。したがって、この場合において、4つの損失額における発生頻度は、累積分布関数の最大損失額にそれぞれの4つの損失額を代入することによって算出されます。

1年間に1件の損失事象が発生すると仮定した場合は上述のとおりですが、1年間に複数の損失が発生する場合におきましては、それぞれの損失事象は互いに独立して発生すると考えられることから、1年間に1件の損失事象が発生すると仮定した場合において算出された確率に対して、複数の件数をべき乗することによって算出できると考えられます。

1年当たりの損失発生件数はシナリオごとに平均頻度評価テーブルを用いて推計されているので、上述の累積分布関数で求められる確率に平均頻度評価テーブルによって求められた1年当たりの損失発生件数をべき乗することによって、4つの損失額における発生頻度を推計することができます。

このようにシナリオごとに4つの損失額の発生頻度を推計したうえで、イベントタイプごとに当社連結・三井住友銀行連結・三井住友銀行単体の単位でそれぞれ合計したものを、計量化モデルに投入しております。

②内部損失データ等による検証

当社及び三井住友銀行では、重大なオペレーショナルリスクを伴うシナリオについて、四半期毎に内部損失データ、外部損失データ、業務環境及び内部統制要因による検証を実施しています。具体的には、当社及び三井住友銀行にて収集した上記データを使って、シナリオの導出漏れがないか、シナリオの評価は妥当かを四半期毎に見直すことにより、シナリオの網羅性・妥当性を確保しております。

ア．内部損失データによるシナリオの見直し

当社及び三井住友銀行におきましては、原則として、回収前の損失金額が1円以上の内部損失データを収集しております。このうち、一定の基準に該当する内部損失データを抽出したうえで、損失事象の内容を検討して、シナリオの見直しの要否を判定しております。具体的には、既に当行においてシナリオが存在しているのか、シナリオが存在している場合に損失事象で発生した損失額とシナリオの評価額の乖離が許容範囲であるか、などといった検討事項を複数設定したうえで、一定のロジックにしたがって、シナリオの見直しの要否を判断できるようにしております。

シナリオの見直しが必要とされた場合は、該当の内部損失データをもとに、再アセスメントを実施することにより、シナリオの新規導出やシナリオ評価の見直しなどを検討して、内部損失データを適切にシナリオへ反映しております。

イ．外部損失データによるシナリオの見直し

当社及び三井住友銀行では、新聞記事などのマスコミ報道や業者から購入したデータをもとに、5,000件余りの外部損失データのデータベースを保有しており、グループ会社間で共有できる枠組みを構築しております。

このうち、一定の基準に該当する外部損失データを抽出したうえで、損失事象の内容を検討して、シナリオの見直しの要否を判定しております。具体的には、既に当行においてシナリオが存在しているのか、シナリオが存在している場合に損失事象で発生した損失額とシナリオの評価額の乖離が許容範囲であるか、などといった検討事項を複数設定したうえで、一定のロジックにしたがって、シナリオの見直しの要否を判断できるようにしております。

シナリオの見直しが必要とされた場合は、該当の外部損失データをもとに、再アセスメントを実施することにより、シナリオの新規導出やシナリオ評価の見直しなどを検討して、外部損失データを適切にシナリオへ反映しております。

ウ．業務環境及び内部統制要因によるシナリオの見直し

当社及び三井住友銀行では、業務環境及び内部統制要因として、法令改正、内部規程改定、新種業務・商品にかかるデータを収集しております。この収集したデータに対して、定期的にシナリオの見直しの要否を検討するとともに、これ以外の事象であっても、重大な業務環境要因等の変化が発生した場合には、随時シナリオの見直しを検討する体制としております。

シナリオの見直しが必要とされた場合は、該当の業務環境及び内部統制要因をもとに、再アセスメントを実施することにより、シナリオの新規導出やシナリオ評価の見直しなどを検討して、業務環境及び内部統制要因を適切にシナリオへ反映しております。

(2) 計量化モデルによる計測

計量化モデルによるオペレーショナルリスクの計測方法に関しては、まず収集した過去7年分の内部損失データとリスク・コントロール・アセスメントにより推計した4つの損失額における「低頻度・高額損失」が発生する頻度データを計量化モデルに投入して損失分布を作成し、同分布から信頼水準99.0%の最大損失額（以後、99.0% VaR）を推計します。さらに同額にリスク資本換算係数と呼ばれる値を乗じて99.9% VaRを推計し、バックテストの超過回数により定まる乗数を乗じて所要自己資本を算出しています。特に損失分布の推計に当たっては、損失規模分布、損失頻度分布を推計する必要があります。

また、様々な感応度分析や検証を実施することで、計量化モデルが適切に、かつ保守的にオペレーショナルリスクを計測できていることを確認しております。

以降では、下記計量手法のポイントとなる事項（ア～エ）を整理し、計測結果の検証について説明いたします。



①計量化モデルによる計測
イ．損失頻度分布の推計
分布から損失件数を抽出
繰り返し
年間損失額の算出
ア．損失規模分布の推計
分布から件数分の損失金額を抽出
合計
損失分布
「損失頻度」×「損失規模」
発生確率（頻度）
0.4
0.3
0.2
0.1
0
ウ．×換算係数
99.0%
99.9%
年間損失金額
エ．所要自己資本の算出
②計量化モデルの検証
ア．計測精度の検証
イ．定例検証の実施（事前、事後）

①計量化モデルによる計測

ア．損失規模分布の推計

（ア）平滑化ブートストラップ法

計量化モデルでは、損失規模に関する分布の生成において平滑化ブートストラップ法を採用しております。平滑化ブートストラップ法は分布を滑らかに結ぶ手法のひとつで、顕在化リスクと潜在的なリスクを滑らかに結ぶ手法であります。同手法は、分布全体では分布形の仮定を置きませんが、局所的に分布形の仮定を置いておりますので、一般的に知られているパラメトリック及びノンパラメトリックの長所を併せ持つ手法となっております。

ノンパラメトリックに、過去に実際に発生した内部損失データをそのまま損失規模分布に用いると、実際の観測点以外の標本を作り出すことができず、特に裾の厚い分布を表現することが困難となりますが、同データと潜在的なリスクのデータを滑らかに結ぶ本手法により、実際に発生した過去の内部損失データにはないような発生頻度の低い高額な損失（潜在的なインパクト）を作り出すことが可能となります。また、分布の生成においては、「高頻度・低額損失」の本体部分は過去の内部損失データがベースとなりますが、「低頻度・高額損失」のテイル部分は、同データだけでは情報が不十分であり、リスク・コントロール・アセスメント等により評価した潜在的なリスクの大きさ（発生頻度）を反映させることができる仕組みになっております。このように本モデルでは、顕在化したリスクと潜在的なリスクを整合的に結合することを可能としております。

本手法による損失規模分布の推計については、カーネル推定量と呼ばれる、各損失データに対してカーネル関数を適合し重ね合わせて、分布を作成しております。特に、カーネル関数として対数正規分布を適用しております。

（イ）極値理論によるリスク・コントロール・アセスメント結果の補完

潜在的なリスクの把握には、リスク・コントロール・アセスメントの結果に加えて、極値理論と呼ばれる統計手法も用いています。極値理論とは、実際に発生した高額の内部損失データから将来起こり得るリスクを統計学的に評価する手法で、リスク・コントロール・アセスメントを補完する役割を果たしております。



顕在化リスクの把握
内部損失データの収集
（例）
過去7年間で起こった実損額（7年取得できない場合は、遡れる期間内でデータを収集）
時期
損失額
15年度上
5,000,000
16年度上
10,000,000
17年度上
8,000,000
17年度上
15,000,000
17年度下
7,000,000
潜在的リスクの把握
内部損失データから統計的に推定（極値理論）
リスク・コントロール・アセスメントによる推定
（例）
今後発生し得る潜在的なリスクの推定
損失額
発生頻度
1億円以上
5年に1度発生
10億円以上
10年に1度発生
50億円以上
50年に1度発生
100億円以上
100年に1度発生
損失規模分布における「高頻度・低額損失」の本体部分
損失規模分布における「低頻度・高額損失」のテイル部分
損失規模分布の結合
平滑化ブートストラップ法
平滑化ブートストラップ
発生頻度
本体部分
テイル部分
損失額
1億円～
10億円～
50億円～
100億円～

イ．損失頻度分布の推計

損失頻度分布にはポアソン分布を用いております。ポアソン分布を推計するには、年間平均損失件数を推計する必要がありますが、本モデルでは単純に全損失件数の年間平均を取るのではなく、シミュレーション毎に年間平均損失件数を推計する手法を採用し、同件数の変動を仮定する手法となっております。このような取り扱いから、過去の損失発生状況の期毎の変動をモデルの中に織り込むことが可能となり、より適切に将来起こり得る損失件数を推計することが可能となっております。

ウ．リスク資本換算係数γ

推計した損失分布から99.0％ VaRを算出し、リスク資本換算係数γ（ガンマ、以下γ）と呼ばれる値を乗じて99.9％ VaRを推計しています。γを利用することで、推計精度が低くなりがちな99.9％ VaRを直接推計する必要がなく、一方で比較的推計精度が高い99.0％ VaRを使って、安定的な推計結果を得ることが可能となっております。

γは99.9％ VaRと99.0％ VaRの割合を意味し、言い換えれば損失分布のリスクプロファイル、テイル部分の特徴を表す指標となっております。損失分布のリスクプロファイルは計測単位であるイベントタイプ毎に異なり、また当社連結、三井住友銀行連結、三井住友銀行単体の中でも異なる可能性があることを統計学的に検証しており、その特性を反映する為にγは同単位毎に別の値を設定することを基本としております。期待損失が大きな損失分布やテイル部分が密な損失分布はγが小さくなる等の傾向があります。

γの当初設定に当たっては、様々な損失分布のリスクプロファイルの変化する可能性をもとに分析を行い、計量の安定性や資本の保守性を保つ値を設定しております。また、現在を含め、過去の損失分布のリスクプロファイルの変化を評価し、同変化が一定の水準以上に変化した場合にγの見直しを実施することで、γに損失分布のリスクプロファイルの変化を適切に織り込むことが可能となるとともに、所要自己資本を安定的に算出できるようにしております。

エ. 所要自己資本の算出

前項までで推計した99.9% VaRに、イベントタイプ毎に、バックテストの超過回数に応じて定まる乗数を乗じて所要自己資本を算出しております。バックテストについては後述しますが、定期的に同テストを実施し、顕在化リスクが計量化モデルによるリスクの推計結果よりも大きい(バックテストで超過する)時には、事前の分析で定めた乗数を乗じる等の必要な対応を実施することで、所要自己資本の保守性を保っております。

以上から、イベントタイプごとに算出した所要自己資本を単純合算し、当社連結、三井住友銀行連結、三井住友銀行単体の所要自己資本を算出しております。

なお、所要自己資本の算出において、期待損失は控除しておりません。

②計量化モデルの検証

計量化モデルによる計測結果の妥当性(計測精度)に関しては、適切に片側99.9%の信頼区間で、期間を1年間として予想される最大のオペレーショナルリスク損失の額に相当する額を計測できていることを、様々な感応度分析や検証を実施して確認しております。

ここでは、計測精度の評価方法や定期的な検証の枠組みについて説明いたします。

ア. 計測精度の検証

計量化モデルの信頼性に関しては、様々な観点での検証を通して確認しております。具体的には、計量化モデルの設計に際しての前提条件や仮定等から生じ得る計量結果の変動する可能性を定量的に把握し、特に所要資本をどの程度過小評価する可能性があるかを評価して、その可能性を後述する定例的な検証の枠組みでリカバリーすることができるかを分析しております。このように把握した過小評価する可能性をバックテストの乗数に応用し、仮に計量化モデルの推計精度が悪化した時には同乗数を乗じる枠組みを導入することで、所要自己資本を過小評価することがないようにしております。

イ. 定例検証の実施

計量化モデルの継続的な適切性の確認のために、定例的に検証を実施しております。具体的には、計測結果の適切性を総合的に判断する事後検証(バックテスト)、及び計測する前に計量化モデルの推計精度を検証する事前検証の大きく2つに大別されます。

以下では、これら検証の枠組みについて説明いたします。

(ア) 事後検証(バックテスト)

バックテストとは、計量化モデルの推計結果と実際に発生した損失額との比較を行い、計量化モデルによる計測結果の保守性や妥当性を事後的に検証するものであります。実際の損失が計量化モデルによる推計結果よりも大きく発生した時には(バックテストで超過するといわれます)、同テストの超過回数に応じて定まる乗数を乗じて、計測結果の保守性を維持するように対応しております。

バックテストは計量化モデルのようなVaR(統計)モデルの適切性を総合的に検証するものとしてよく知られている方法であります。ここでは、同テストが十分に機能すると考えられる信頼水準値の最大損失額を求め、その値と実際に発生した損失額を比較する枠組みとすることで、同テストの実効性を高めております。

(イ) 事前検証

事前検証とは、バックテストで用いる乗数値は計量化モデルを過小評価する可能性から決定しておりますが、その過小評価する可能性(モデルリスク)が拡大していないかどうかを実際に計量化モデルによる計測の前に定期的に検証するものであります。この検証により、バックテストで用いる乗数値の保守性を確認し、モデルリスクが顕在化していないかどうかを継続的に検証しております。

3. 保険によるリスク削減の有無

平成20年3月末基準において、保険によるオペレーショナルリスクの削減は実施しておりません。

4. オペレーショナルリスクに対する手法毎の所要自己資本の額

平成20年3月末基準において、オペレーショナルリスクに対する手法毎の所要自己資本の額は以下の通りであります。

(金額単位　億円)

	所要自己資本の額
先進的計測手法	2,248
基礎的手法	437
合計	2,684

連結財務諸表

平成19年度は金融商品取引法第193条の2第1項の規定に基づき、平成18年度は証券取引法第193条の2の規定に基づき、当行の連結貸借対照表、連結損益計算書、連結株主資本等変動計算書、連結キャッシュ・フロー計算書及び連結附属明細表については、あずさ監査法人の監査証明を受けております。

連結貸借対照表

（金額単位　百万円）

科目	平成18年度末 平成19年3月31日現在	平成19年度末 平成20年3月31日現在
（資産の部）		
現金預け金	3,954,022	4,947,520 ※8
コールローン及び買入手形	1,102,078	570,802
買現先勘定	76,551	357,075
債券貸借取引支払保証金	2,276,894	1,940,170
買入金銭債権	960,591	1,091,663 ※8
特定取引資産	3,262,341	4,081,480 ※8
金銭の信託	2,924	7,329
有価証券	20,304,639	23,160,903 ※1, 2, 8, 15
貸出金	59,617,850	62,972,601 ※3, 4, 5, 6, 7, 8, 9
外国為替	881,436	893,567 ※7
その他資産	1,630,049	3,024,123 ※8
有形固定資産	755,891	756,449 ※10, 11, 12
建物	210,028	217,506
土地	465,486	457,879
建設仮勘定	703	2,568
その他の有形固定資産	79,673	78,493
無形固定資産	101,219	125,013
ソフトウェア	90,844	114,640
のれん	4	2
その他の無形固定資産	10,370	10,371
リース資産	26,922	27,125 ※11
繰延税金資産	804,627	920,834
支払承諾見返	3,673,396	4,609,160
貸倒引当金	△860,799	△848,031
資産の部合計	**98,570,638**	**108,637,791**

（金額単位　百万円）

科目	平成18年度末 平成19年3月31日現在	平成19年度末 平成20年3月31日現在
（負債の部）		
預金	72,200,343	72,767,734 ※8
譲渡性預金	2,626,217	3,124,649
コールマネー及び売渡手形	2,286,698	2,653,142 ※8
売現先勘定	140,654	1,828,672 ※8
債券貸借取引受入担保金	1,516,342	5,732,042 ※8
特定取引負債	1,941,142	2,671,554 ※8
借用金	2,034,633	2,742,166 ※8, 13
外国為替	323,890	301,123
短期社債	3,500	—
社債	3,929,325	3,804,208 ※14
信託勘定借	65,062	80,796
その他負債	2,279,167	3,087,166 ※8
賞与引当金	18,919	20,427
役員賞与引当金	—	688
退職給付引当金	13,382	17,084
役員退職慰労引当金	6,233	6,695
預金払戻引当金	—	10,417
特別法上の引当金	18	0
繰延税金負債	49,714	51,868
再評価に係る繰延税金負債	49,536	47,446 ※10
支払承諾	3,673,396	4,609,160 ※8
負債の部合計	**93,158,180**	**103,557,043**
（純資産の部）		
資本金	664,986	664,986
資本剰余金	1,603,512	1,603,512
利益剰余金	581,619	861,508
株主資本合計	2,850,119	3,130,008
その他有価証券評価差額金	1,269,385	558,013
繰延ヘッジ損益	△87,571	△74,990
土地再評価差額金	37,526	34,844 ※10
為替換算調整勘定	△37,194	△28,468
評価・換算差額等合計	1,182,145	489,398
新株予約権	14	43
少数株主持分	1,380,179	1,461,297
純資産の部合計	**5,412,458**	**5,080,747**
負債及び純資産の部合計	**98,570,638**	**108,637,791**

（注）記載金額は、百万円未満を切り捨てて表示しております。

連結損益計算書

(金額単位　百万円)

科目	平成18年度 自 平成18年4月1日 至 平成19年3月31日	平成19年度 自 平成19年4月1日 至 平成20年3月31日
経常収益	**2,925,665**	**3,411,052**
資金運用収益	1,950,234	2,122,630
貸出金利息	1,348,997	1,538,387
有価証券利息配当金	369,548	333,692
コールローン利息及び買入手形利息	28,192	25,955
買現先利息	7,098	7,044
債券貸借取引受入利息	4,857	7,032
預け金利息	96,700	100,826
その他の受入利息	94,840	109,692
信託報酬	3,482	3,710
役務取引等収益	577,435	550,053
特定取引収益	118,589	449,141
その他業務収益	197,172	227,270
リース料収入	13,037	13,761
割賦売上高	5,155	21,486
その他の業務収益	178,979	192,022
その他経常収益	78,750	58,245 ※1
経常費用	**2,208,967**	**2,676,094**
資金調達費用	796,784	913,651
預金利息	457,221	495,834
譲渡性預金利息	43,683	51,370
コールマネー利息及び売渡手形利息	18,815	23,570
売現先利息	18,353	7,384
債券貸借取引支払利息	60,856	45,499
借用金利息	22,504	33,736
短期社債利息	14	9
社債利息	88,338	89,269
その他の支払利息	86,996	166,975
役務取引等費用	111,413	117,869
特定取引費用	1,936	—
その他業務費用	236,292	461,276
賃貸原価	7,969	8,637
割賦原価	4,733	6,940
その他の業務費用	223,589	445,698
営業経費	768,498	821,897 ※2
その他経常費用	294,042	361,399
貸倒引当金繰入額	19,940	56,364
その他の経常費用	274,101	305,034 ※3
経常利益	**716,697**	**734,958**
特別利益	**46,028**	**6,558**
固定資産処分益	4,669	5,592
償却債権取立益	798	947
証券取引責任準備金取崩額	4	—
金融商品取引責任準備金取崩額	—	18
その他の特別利益	40,556	—
特別損失	**12,003**	**15,511**
固定資産処分損	7,253	10,700
減損損失	4,750	4,810 ※4
税金等調整前当期純利益	**750,722**	**726,004**
法人税、住民税及び事業税	**47,601**	**40,791**
法人税等調整額	**238,764**	**265,384**
少数株主利益	**62,561**	**68,007**
当期純利益	**401,795**	**351,820**

(注) 記載金額は、百万円未満を切り捨てて表示しております。

連結株主資本等変動計算書

平成18年度（自 平成18年4月1日　至 平成19年3月31日）

（金額単位　百万円）

	株主資本			
	資本金	資本剰余金	利益剰余金	株主資本合計
平成18年3月31日残高	664,986	1,603,512	542,551	2,811,051
連結会計年度中の変動額				
剰余金の配当			△349,221	△349,221
当期純利益			401,795	401,795
連結子会社の増加に伴う増加			388	388
連結子会社の減少に伴う減少			△14,452	△14,452
土地再評価差額金取崩			558	558
株主資本以外の項目の連結会計年度中の変動額（純額）				
連結会計年度中の変動額合計	—	—	39,068	39,068
平成19年3月31日残高	664,986	1,603,512	581,619	2,850,119

（金額単位　百万円）

	評価・換算差額等					新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成18年3月31日残高	793,731	—	38,080	△44,568	787,243	—	1,081,148	4,679,443
連結会計年度中の変動額								
剰余金の配当								△349,221
当期純利益								401,795
連結子会社の増加に伴う増加								388
連結子会社の減少に伴う減少								△14,452
土地再評価差額金取崩								558
株主資本以外の項目の連結会計年度中の変動額（純額）	475,654	△87,571	△554	7,373	394,901	14	299,030	693,946
連結会計年度中の変動額合計	475,654	△87,571	△554	7,373	394,901	14	299,030	733,014
平成19年3月31日残高	1,269,385	△87,571	37,526	△37,194	1,182,145	14	1,380,179	5,412,458

（注）記載金額は、百万円未満を切り捨てて表示しております。

平成19年度（自 平成19年4月1日　至 平成20年3月31日）

（金額単位　百万円）

	株主資本			
	資本金	資本剰余金	利益剰余金	株主資本合計
平成19年3月31日残高	664,986	1,603,512	581,619	2,850,119
連結会計年度中の変動額				
剰余金の配当			△74,613	△74,613
当期純利益			351,820	351,820
土地再評価差額金取崩			2,681	2,681
株主資本以外の項目の連結会計年度中の変動額（純額）				
連結会計年度中の変動額合計	—	—	279,888	279,888
平成20年3月31日残高	664,986	1,603,512	861,508	3,130,008

（金額単位　百万円）

	評価・換算差額等					新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成19年3月31日残高	1,269,385	△87,571	37,526	△37,194	1,182,145	14	1,380,179	5,412,458
連結会計年度中の変動額								
剰余金の配当								△74,613
当期純利益								351,820
土地再評価差額金取崩								2,681
株主資本以外の項目の連結会計年度中の変動額（純額）	△711,372	12,581	△2,682	8,726	△692,747	29	81,118	△611,599
連結会計年度中の変動額合計	△711,372	12,581	△2,682	8,726	△692,747	29	81,118	△331,710
平成20年3月31日残高	558,013	△74,990	34,844	△28,468	489,398	43	1,461,297	5,080,747

（注）記載金額は、百万円未満を切り捨てて表示しております。

連結キャッシュ・フロー計算書

（金額単位　百万円）

区分	平成18年度 自 平成18年4月1日 至 平成19年3月31日	平成19年度 自 平成19年4月1日 至 平成20年3月31日
Ⅰ 営業活動によるキャッシュ・フロー		
税金等調整前当期純利益	750,722	726,004
固定資産減価償却費	60,238	63,871
リース資産減価償却費	8,520	8,598
減損損失	4,750	4,810
負ののれん償却額	△1,301	△37
持分法による投資損益（△）	123,266	42,616
子会社株式売却損益及び子会社の増資に伴う持分変動損益（△）	△4,496	115
貸倒引当金の増加額	△145,111	△38,649
賞与引当金の増加額	1,310	1,020
役員賞与引当金の増加額	—	688
退職給付引当金の増加額	△3,854	944
役員退職慰労引当金の増加額	6,233	393
預金払戻引当金の増加額	—	10,417
資金運用収益	△1,950,234	△2,122,630
資金調達費用	796,784	913,651
有価証券関係損益（△）	70,598	52,763
金銭の信託の運用損益（△）	△0	△227
為替差損益（△）	△103,510	349,071
固定資産処分損益（△）	2,584	5,108
リース資産処分損益（△）	100	80
特定取引資産の純増（△）減	763,659	△838,277
特定取引負債の純増減（△）	△969,330	749,845
貸出金の純増（△）減	△2,130,573	△3,594,297
預金の純増減（△）	1,302,620	810,616
譲渡性預金の純増減（△）	△664,304	507,197
借用金（劣後特約付借入金を除く）の純増減（△）	1,162,388	396,383
有利息預け金の純増（△）減	△150,273	△254,666
コールローン等の純増（△）減	△603,971	112,846
債券貸借取引支払保証金の純増（△）減	△320,243	336,724
コールマネー等の純増減（△）	△5,994,528	2,055,838
債券貸借取引受入担保金の純増減（△）	△1,230,782	4,215,699
外国為替（資産）の純増（△）減	66,917	△14,713
外国為替（負債）の純増減（△）	△124,047	△22,916
短期社債（負債）の純増減（△）	△500	△3,500
普通社債の発行・償還による純増減（△）	△197,191	△221,701
信託勘定借の純増減（△）	△253,534	15,733
資金運用による収入	1,938,214	2,124,225
資金調達による支出	△761,307	△903,267
その他	247,394	△155,343
小計	△8,302,795	5,335,038
法人税等の支払額	△32,726	△57,343
営業活動によるキャッシュ・フロー	**△8,335,522**	**5,277,695**

（次ページに続く）

(連結キャッシュ・フロー計算書続き)

(金額単位　百万円)

区分	平成18年度 自 平成18年4月1日 至 平成19年3月31日	平成19年度 自 平成19年4月1日 至 平成20年3月31日
II　**投資活動によるキャッシュ・フロー**		
有価証券の取得による支出	△35,030,697	△50,022,713
有価証券の売却による収入	21,535,631	35,015,598
有価証券の償還による収入	18,886,345	10,503,188
金銭の信託の増加による支出	—	△5,378
金銭の信託の減少による収入	—	796
有形固定資産の取得による支出	△171,456	△49,498
有形固定資産の売却による収入	7,909	6,200
無形固定資産の取得による支出	△44,338	△52,199
無形固定資産の売却による収入	4	232
リース資産の取得による支出	△9,903	△7,608
リース資産の売却による収入	2,048	695
子会社株式の一部売却による収入	3,468	198
連結範囲の変更を伴う子会社株式の取得による支出	△1,317	△2,951
投資活動によるキャッシュ・フロー	**5,177,694**	**△4,613,441**
III　**財務活動によるキャッシュ・フロー**		
劣後特約付借入による収入	20,000	40,000
劣後特約付借入金の返済による支出	△83,000	△76,000
劣後特約付社債・新株予約権付社債の発行による収入	196,951	214,000
劣後特約付社債・新株予約権付社債の償還による支出	△181,283	△47,000
配当金支払額	△349,227	△74,613
少数株主からの払込みによる収入	360,362	141,500
少数株主への配当金支払額	△45,797	△59,826
財務活動によるキャッシュ・フロー	**△81,995**	**138,059**
IV　**現金及び現金同等物に係る換算差額**	**3,432**	**△8,465**
V　**現金及び現金同等物の増加額(△は現金及び現金同等物の減少額)**	**△3,236,390**	**793,848**
VI　**現金及び現金同等物の期首残高**	**5,155,217**	**1,907,823**
VII　**新規連結に伴う現金及び現金同等物の増加額**	**0**	**18,869**
VIII　**連結除外に伴う現金及び現金同等物の減少額**	**△11,003**	**—**
IX　**現金及び現金同等物の期末残高**	**1,907,823**	**2,720,542** ※1

(注) 記載金額は、百万円未満を切り捨てて表示しております。

連結財務諸表作成のための基本となる重要な事項（当連結会計年度 自 平成19年4月1日　至 平成20年3月31日）

1. 連結の範囲に関する事項

(1) 連結子会社　128社

主要な会社名

株式会社クオーク

SMBCファイナンスサービス株式会社

株式会社みなと銀行

株式会社関西アーバン銀行

Sumitomo Mitsui Banking Corporation Europe Limited

SMBC Capital Markets, Inc.

なお、株式会社クオーク他6社は議決権の所有割合の増加等により、当連結会計年度から連結子会社としております。

SMBCローン債権回収株式会社他2社は合併等により、子会社でなくなったため、当連結会計年度より連結子会社から除外しております。

(2) 非連結子会社

主要な会社名

SBCS Co., Ltd.

非連結子会社の総資産、経常収益、当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

財務諸表等規則第8条第7項の規定により出資者等の子会社に該当しないものと推定された特別目的会社14社の概要等は、「（開示対象特別目的会社関係）」の注記に掲げております。

なお、「一定の特別目的会社に係る開示に関する適用指針」（企業会計基準適用指針第15号　平成19年3月29日）が平成19年4月1日以後開始する連結会計年度から適用されることになったことに伴い、当連結会計年度から同適用指針を適用しております。

2. 持分法の適用に関する事項

(1) 持分法適用の非連結子会社　3社

主要な会社名

SBCS Co., Ltd.

(2) 持分法適用の関連会社　37社

主要な会社名

プロミス株式会社

株式会社セントラルファイナンス

株式会社オーエムシーカード

エヌ・アイ・エフSMBCベンチャーズ株式会社

株式会社セントラルファイナンス他16社は株式取得等により、当連結会計年度より持分法適用の関連会社としております。

また、株式会社クオーク他2社は連結子会社となったため、NIFキャピタルマネジメント株式会社他2社は合併等により、当連結会計年度より持分法適用の関連会社から除外しております。

(3) 持分法非適用の非連結子会社

該当ありません。

(4) 持分法非適用の関連会社

主要な会社名

Sumitomo Mitsui Asset Management (New York) Inc.

持分法非適用の関連会社の当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

3. 連結子会社の事業年度等に関する事項

(1) 連結子会社の決算日は次のとおりであります。

9月末日	5社
10月末日	1社
12月末日	55社
1月末日	4社
3月末日	63社

(2) 9月末日及び1月末日を決算日とする連結子会社は3月末日現在、10月末日を決算日とする連結子会社については1月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社についてはそれぞれの決算日の財務諸表により連結しております。

連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。

4. 会計処理基準に関する事項

(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準

金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。

また、特定取引収益及び特定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。

(2) 有価証券の評価基準及び評価方法

①有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前1カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。

なお、その他有価証券の評価差額については、全部純資産直入法により処理しております。

②金銭の信託において信託財産を構成している有価証券の評価は、上記(1)及び(2)①と同じ方法により行っております。

(3) デリバティブ取引の評価基準及び評価方法

デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。

なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。

(4) 減価償却の方法

①有形固定資産及びリース資産

当行の有形固定資産の減価償却は、定額法（ただし、動産については定率法）を採用しております。また、主な耐用年数は次のとおりであります。

建物	7年～50年
動産	2年～20年

連結子会社の有形固定資産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。
なお、平成19年度税制改正に伴い、平成19年4月1日以後に取得した有形固定資産については、改正後の法人税法に基づく償却方法により減価償却費を計上しております。これによる連結貸借対照表等に与える影響は軽微であります。
また、当連結会計年度より、平成19年3月31日以前に取得した有形固定資産については、償却可能限度額に達した連結会計年度の翌連結会計年度以後、残存簿価を5年間で均等償却しております。これによる連結貸借対照表等に与える影響は軽微であります。

②無形固定資産
無形固定資産は、定額法により償却しております。
なお、自社利用のソフトウェアについては、当行及び国内連結子会社における利用可能期間（主として5年）に基づいて償却しております。

(5) 貸倒引当金の計上基準
当行及び主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。
破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者（以下、「破綻懸念先」という。）に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。
なお、当行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法（DCF法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。
上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。
すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。
その他の連結子会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。
なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は480,145百万円であります。

(6) 賞与引当金の計上基準
賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。

(7) 役員賞与引当金の計上基準
役員賞与引当金は、役員（執行役員を含む、以下同じ。）への賞与の支払いに備えるため、役員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。

(8) 退職給付引当金の計上基準
退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。
過去勤務債務：
その発生時の従業員の平均残存勤務期間内の一定の年数（主として9年）による定額法により損益処理
数理計算上の差異：
各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数（主として9年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理

(9) 役員退職慰労引当金の計上基準
役員退職慰労引当金は、役員（執行役員を含む。）に対する退職慰労金の支払いに備えるため、内規に基づく当連結会計年度末の要支給額を計上しております。

(10) 預金払戻引当金の計上基準
預金払戻引当金は、一定の条件を満たし負債計上を中止した預金について、預金者からの払戻請求に備えるため、過去の払戻実績に基づく将来の払戻損失見込額を計上しております。負債計上を中止した預金の預金者への払戻については、従来は払戻時に損失処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」（日本公認会計士協会　監査・保証実務委員会報告第42号）が平成19年4月13日付で公表されたことを踏まえ、当連結会計年度より過去の払戻実績に基づく将来の払戻損失見込額を引き当てる方法に変更しております。
この結果、従来の方法によった場合に比べ、経常利益及び税金等調整前当期純利益は10,417百万円それぞれ減少しております。
上記に係るセグメント情報に与える影響はセグメント情報に記載しております。

(11) 特別法上の引当金の計上基準
特別法上の引当金は、金融商品取引責任準備金0百万円であり、受託等をした市場デリバティブ取引に関して生じた事故による損失の補てんに充てるため、金融商品取引法第46条の5の規定に基づき計上しております。
なお、従来、金融先物取引法第81条に基づき、金融先物取引責任準備金を計上しておりましたが、平成19年9月30日に金融商品取引法が施行されたことに伴い、当連結会計年度から金融商品取引責任準備金として計上しております。

(12) 外貨建資産・負債の換算基準
当行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として連結決算日の為替相場による円換算額を付しております。
また、連結子会社の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。

(13) リース取引の処理方法
当行及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

(14) リース取引等に関する収益及び費用の計上基準
①リース取引のリース料収入の計上方法
主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。
②割賦販売取引の売上高及び売上原価の計上方法
主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。

(15) 重要なヘッジ会計の方法

・金利リスク・ヘッジ

当行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジを適用しております。

小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。)に規定する繰延ヘッジを適用しております。

相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。

個別ヘッジについても、当該個別ヘッジに係る有効性の評価をしております。

また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当連結会計年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は17,608百万円(税効果額控除前)、繰延ヘッジ利益の総額は13,358百万円(同前)であります。

・為替変動リスク・ヘッジ

当行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。)に基づく繰延ヘッジを適用しております。

これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。

また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

・連結会社間取引等

デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間(又は内部部門間)の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。

なお、一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。

(16) 消費税等の会計処理

当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

5. 連結子会社の資産及び負債の評価に関する事項

連結子会社の資産及び負債の評価については、全面時価評価法を採用しております。

6. のれん及び負ののれんの償却に関する事項

発生年度に全額償却しております。

7. 連結キャッシュ・フロー計算書における資金の範囲

連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。

【連結財務諸表作成のための基本となる重要な事項の変更】

(連結財務諸表における税効果会計に関する実務指針)

企業集団内の会社に投資(子会社株式等)を売却した場合の税効果会計について、「連結財務諸表における税効果会計に関する実務指針」(日本公認会計士協会会計制度委員会報告第6号　平成19年3月29日)の第30-2項を当連結会計年度から適用しております。なお、これによる連結貸借対照表等に与える影響は軽微であります。

(金融商品に関する会計基準)

「金融商品に関する会計基準」(企業会計基準第10号)及び「金融商品会計に関する実務指針」(日本公認会計士協会会計制度委員会報告第14号)等における有価証券の範囲に関する規定が平成19年6月15日付及び同7月4日付で一部改正され、金融商品取引法の施行日以後に終了する連結会計年度から適用されることになったことに伴い、当連結会計年度から改正会計基準及び実務指針を適用しております。

【表示方法の変更】

「銀行法施行規則」(昭和57年大蔵省令第10号)別紙様式が「銀行法施行規則等の一部を改正する内閣府令」(内閣府令第60号　平成19年8月8日)により改正され、平成19年9月30日から施行されることになったことに伴い、「特別利益」に計上しておりました「金融先物取引責任準備金取崩額」及び「証券取引責任準備金取崩額」は、当連結会計年度から「金融商品取引責任準備金取崩額」として計上しております。

（連結貸借対照表関係）

※1. 有価証券には、非連結子会社及び関連会社の株式169,994百万円及び出資金5,252百万円を含んでおります。関連会社の株式のうち、共同支配企業に対する投資額は6,056百万円であります。

※2. 無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計81,071百万円含まれております。
無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は1,758,728百万円、当連結会計年度末に当該処分をせずに所有しているものは504,363百万円であります。

※3. 貸出金のうち、破綻先債権額は73,176百万円、延滞債権額は589,280百万円であります。
なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。
また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

※4. 貸出金のうち、3カ月以上延滞債権額は26,625百万円であります。
なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

※5. 貸出金のうち、貸出条件緩和債権額は384,388百万円であります。
なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

※6. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,073,471百万円であります。
なお、上記3.から6.に掲げた債権額は、貸倒引当金控除前の金額であります。

※7. 手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は807,712百万円であります。

※8. 担保に供している資産は次のとおりであります。

担保に供している資産	
現金預け金	158,679百万円
特定取引資産	673,261百万円
有価証券	8,327,894百万円
貸出金	952,137百万円
その他資産（延払資産等）	3,008百万円
担保資産に対応する債務	
預金	25,381百万円
コールマネー及び売渡手形	1,135,000百万円
売現先勘定	1,714,479百万円
債券貸借取引受入担保金	5,379,076百万円
特定取引負債	150,283百万円
借用金	1,446,394百万円
その他負債	50百万円
支払承諾	140,917百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金7,745百万円、特定取引資産601,560百万円、有価証券3,344,969百万円、買入金銭債権427百万円及び貸出金888,532百万円を差し入れております。
また、その他資産のうち保証金は75,745百万円、先物取引差入証拠金は11,347百万円であります。

※9. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、38,656,549百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが32,463,702百万円あります。
なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

※10. 当行は、土地の再評価に関する法律（平成10年3月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。
また、一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。
再評価を行った年月日
当行
平成10年3月31日及び平成14年3月31日
一部の連結子会社
平成11年3月31日、平成14年3月31日
同法律第3条第3項に定める再評価の方法
当行
土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。
一部の連結子会社
土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。

※11. 有形固定資産の減価償却累計額は486,116百万円、リース資産の減価償却累計額は30,500百万円であります。

※12. 有形固定資産の圧縮記帳額 66,936百万円
（当連結会計年度圧縮記帳額 ―百万円）

※13. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金523,500百万円が含まれております。

※14. 社債には、劣後特約付社債2,281,432百万円が含まれております。

※15. 「有価証券」中の社債のうち、有価証券の私募（金融商品取引法第2条第3項）による社債に対する保証債務の額は2,179,347百万円であります。

（連結損益計算書関係）

※1. その他経常収益には、株式等売却益36,762百万円を含んでおります。

※2. 営業経費には、研究開発費5百万円を含んでおります。

※3. その他の経常費用には、貸出金償却129,538百万円、株式等償却61,965百万円、延滞債権等を売却したことによる損失35,069百万円及び持分法による投資損失42,616百万円を含んでおります。

※4. 当連結会計年度において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

（金額単位　百万円）

地域	主な用途	種類	減損損失額
首都圏	遊休資産　27物件	土地、建物等	1,196
	その他　2物件		69
近畿圏	営業用店舗　3カ店	土地、建物等	6
	遊休資産　18物件		3,086
その他	遊休資産　13物件	土地、建物等	451

当行は、継続的な収支の管理・把握を実施している各営業拠点（物理的に同一の資産を共有する拠点）をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、連結子会社については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。

当連結会計年度は、当行では遊休資産について、また、連結子会社については、営業用店舗、遊休資産等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能価額まで減額し、当該減少額を減損損失として特別損失に計上しております。

回収可能価額は、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

（連結株主資本等変動計算書関係）

1. 発行済株式の種類及び総数並びに
自己株式の種類及び株式数に関する事項

（単位　株）

	前連結会計年度末株式数	当連結会計年度増加株式数	当連結会計年度減少株式数	当連結会計年度末株式数
発行済株式				
普通株式	56,355,849	—	—	56,355,849
第1回第六種優先株式	70,001	—	—	70,001
合計	56,425,850	—	—	56,425,850

2. 新株予約権に関する事項

（単位　株、百万円）

区分	新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数				当連結会計年度末残高
			前連結会計年度末	当連結会計年度		当連結会計年度末	
				増加	減少		
連結子会社	—	—					43
合計							43

3. 配当に関する事項

(1) 当連結会計年度中の配当金支払額

株式の種類	配当金の総額（百万円）	1株当たりの金額（円）
普通株式	71,515	1,269
第1回第六種優先株式	3,097	44,250

※決議：平成19年11月19日 取締役会
基準日：平成19年9月30日
効力発生日：平成19年11月19日

(2) 基準日が当連結会計年度に属する配当のうち、配当の効力発生日が翌連結会計年度となるもの

株式の種類	配当金の総額（百万円）	1株当たりの金額（円）
普通株式	12,285	218
第1回第六種優先株式	3,097	44,250

※決議：平成20年6月27日 定時株主総会
配当の原資：利益剰余金
基準日：平成20年3月31日
効力発生日：平成20年6月27日

（連結キャッシュ・フロー計算書関係）

※1. 現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係

（金額単位　百万円）

	平成20年3月31日現在
現金預け金勘定	4,947,520
有利息預け金	△2,226,977
現金及び現金同等物	2,720,542

2. 重要な非資金取引の内容
議決権の所有割合の増加により新たに連結子会社となった株式会社クオーク他2社の資産及び負債の主な内訳は以下のとおりであります。

資産	1,504,288百万円
（うちその他資産	548,428百万円）
（うち支払承諾見返	891,593百万円）
負債	1,471,831百万円
（うち借用金	436,628百万円）
（うち支払承諾	891,593百万円）

（リース取引関係）

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) 借手側

・リース物件の取得価額相当額、減価償却累計額相当額及び年度末残高相当額

（金額単位　百万円）

	動産	その他	合計
取得価額相当額	11,585	1,170	12,755
減価償却累計額相当額	5,094	655	5,749
年度末残高相当額	6,491	514	7,006

・未経過リース料年度末残高相当額

（金額単位　百万円）

1年内	1年超	合計
2,270	5,075	7,345

・支払リース料、減価償却費相当額及び支払利息相当額
支払リース料　2,437百万円
減価償却費相当額　2,149百万円
支払利息相当額　269百万円

・減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。

・利息相当額の算定方法
リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。

(2) 貸手側

・リース資産に含まれているリース物件の取得価額、減価償却累計額及び年度末残高

(金額単位　百万円)

	動産	その他	合計
取得価額	43,843	3,099	46,943
減価償却累計額	26,493	1,560	28,054
年度末残高	17,350	1,539	18,889

・未経過リース料年度末残高相当額

(金額単位　百万円)

1年内	1年超	合計
7,484	12,626	20,111

・受取リース料、減価償却費及び受取利息相当額

受取リース料　9,145百万円
減価償却費　7,866百万円
受取利息相当額　1,090百万円

・利息相当額の算定方法

リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。

2. オペレーティング・リース取引

(1) 借手側

・未経過リース料

(金額単位　百万円)

1年内	1年超	合計
9,179	52,368	61,548

(2) 貸手側

・未経過リース料

(金額単位　百万円)

1年内	1年超	合計
426	454	880

なお、上記1.、2.に記載した貸手側の未経過リース料のうち4,110百万円を借用金等の担保に提供しております。

(退職給付関係)

1. 採用している退職給付制度の概要

当行及び国内連結子会社は、確定給付型の制度として、確定給付企業年金制度、適格退職年金制度及び退職一時金制度を設けており、一部の国内連結子会社では、確定拠出年金制度のほか、総合設立型の厚生年金基金制度を設けております。また、従業員の退職等に際して割増退職金を支払う場合があります。

また、一部の在外連結子会社では、確定給付型の退職給付制度のほか、確定拠出型の退職給付制度を設けております。

なお、当行及び一部の国内連結子会社において退職給付信託を設定しております。

2. 退職給付債務に関する事項

(金額単位　百万円)

		平成20年3月31日現在
退職給付債務	(A)	△884,401
年金資産	(B)	962,532
未積立退職給付債務	(C)＝(A)＋(B)	78,131
未認識数理計算上の差異	(D)	153,671
未認識過去勤務債務	(E)	△36,764
連結貸借対照表計上額の純額	(F)＝(C)＋(D)＋(E)	195,037
前払年金費用	(G)	212,121
退職給付引当金	(F)－(G)	△17,084

(注) 一部の連結子会社は、退職給付債務の算定にあたり、簡便法を採用しております。

3. 退職給付費用に関する事項

(金額単位　百万円)

	平成19年度
勤務費用	17,669
利息費用	21,784
期待運用収益	△32,201
数理計算上の差異の費用処理額	4,620
過去勤務債務の費用処理額	△11,107
その他 (臨時に支払った割増退職金等)	2,203
退職給付費用	2,970

(注) 1. 簡便法を採用している連結子会社の退職給付費用は、主として「勤務費用」に含めて計上しております。
2. 確定拠出年金への掛金支払額は、「その他」に含めて計上しております。

4. 退職給付債務等の計算の基礎に関する事項

	平成20年3月31日現在
(1) 割引率	1.4%～2.5%
(2) 期待運用収益率	0%～4.5%
(3) 退職給付見込額の期間配分方法	期間定額基準
(4) 過去勤務債務の額の処理年数	主として9年 (その発生時の従業員の平均残存勤務期間内の一定の年数による定額法により損益処理することとしている)
(5) 数理計算上の差異の処理年数	主として9年 (各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数による定額法により按分した額を、それぞれ発生の翌連結会計年度から損益処理することとしている)

(ストック・オプション等関係)

1. ストック・オプションに係る当連結会計年度における費用計上額及び科目名

営業経費　29百万円

2. ストック・オプションの内容、規模及びその変動状況

連結子会社である関西アーバン銀行

(1) ストック・オプションの内容

決議年月日	平成13年6月28日	平成14年6月27日	平成15年6月27日	平成16年6月29日	平成17年6月29日	平成18年6月29日	平成18年6月29日
付与対象者の区分及び人数(人)	役職員 45	役職員 44	役職員 65	役職員 174	役職員 183	取締役 9	取締役を兼務しない執行役員 14 使用人 46
ストック・オプションの数(株)(注)	普通株式 238,000	普通株式 234,000	普通株式 306,000	普通株式 399,000	普通株式 464,000	普通株式 162,000	普通株式 115,000
付与日	平成13年7月31日	平成14年7月31日	平成15年7月31日	平成16年7月30日	平成17年7月29日	平成18年7月31日	平成18年7月31日
権利確定条件	付されていない	付されていない	付されていない	付されていない	付されていない	付されていない	付されていない
対象勤務期間	定めがない	定めがない	定めがない	定めがない	定めがない	定めがない	定めがない
権利行使期間	平成15年6月29日から平成23年6月28日まで	平成16年6月28日から平成24年6月27日まで	平成17年6月28日から平成25年6月27日まで	平成18年6月30日から平成26年6月29日まで	平成19年6月30日から平成27年6月29日まで	平成20年6月30日から平成28年6月29日まで	平成20年6月30日から平成28年6月29日まで

決議年月日	平成19年6月28日	平成19年6月28日
付与対象者の区分及び人数(人)	取締役 10	取締役を兼務しない執行役員 14 使用人 48
ストック・オプションの数(株)(注)	普通株式 174,000	普通株式 112,000
付与日	平成19年7月31日	平成19年7月31日
権利確定条件	付されていない	付されていない
対象勤務期間	定めがない	定めがない
権利行使期間	平成21年6月29日から平成29年6月28日まで	平成21年6月29日から平成29年6月28日まで

(注) 株式数に換算して記載しております。

(2) ストック・オプションの規模及びその変動状況

ストック・オプションの数(注)

(単位　株)

決議年月日	平成13年6月28日	平成14年6月27日	平成15年6月27日	平成16年6月29日	平成17年6月29日	平成18年6月29日	平成18年6月29日
権利確定前							
前連結会計年度末	—	—	—	—	464,000	162,000	115,000
付与	—	—	—	—	—	—	—
失効	—	—	—	—	—	—	—
権利確定	—	—	—	—	464,000	—	—
未確定残	—	—	—	—	—	162,000	115,000
権利確定後							
前連結会計年度末	174,000	174,000	256,000	363,000	—	—	—
権利確定	—	—	—	—	464,000	—	—
権利行使	52,000	16,000	26,000	33,000	13,000	—	—
失効	—	—	—	—	—	—	—
未行使残	122,000	158,000	230,000	330,000	451,000	—	—

(単位　株)

決議年月日	平成19年6月28日	平成19年6月28日
権利確定前		
前連結会計年度末	—	—
付与	174,000	112,000
失効	—	—
権利確定	—	—
未確定残	174,000	112,000
権利確定後		
前連結会計年度末	—	—
権利確定	—	—
権利行使	—	—
失効	—	—
未行使残	—	—

(注) 株式数に換算して記載しております。

単価情報

(金額単位　円)

決議年月日	平成13年6月28日	平成14年6月27日	平成15年6月27日	平成16年6月29日	平成17年6月29日	平成18年6月29日	平成18年6月29日
権利行使価格	155	131	179	202	313	490	490
行使時平均株価	415	358	360	380	335	—	—
付与日における公正な評価単価	—	—	—	—	—	138	138

(金額単位　円)

決議年月日	平成19年6月28日	平成19年6月28日
権利行使価格	461	461
行使時平均株価	—	—
付与日における公正な評価単価	96	96

(3) ストック・オプションの公正な評価単価の見積方法

当連結会計年度において付与されたストック・オプションについての公正な評価単価の見積方法は以下のとおりであります。

① 使用した評価技法　ブラック・ショールズ式

② 主な基礎数値及び見積方法

決議年月日	平成19年6月28日
株価変動性(注)1	36.91%
予想残存期間(注)2	5年
予想配当(注)3	5円／株
無リスク利子率(注)4	1.39%

(注) 1. 5年間(平成14年6月から平成19年6月まで)の株価実績に基づき算定しております。
2. 十分なデータの蓄積がなく、合理的な見積りが困難であるため、権利行使期間の中間点において行使されるものと推定して見積っております。
3. 平成19年3月期の配当実績によります。
4. 予想残存期間に対応する期間に対応する国債の利回りであります。

(4) ストック・オプションの権利確定数の見積方法

基本的には、将来の失効数の合理的な見積りは困難であるため、実績の失効数のみ反映させる方法を採用しております。

(税効果会計関係)

1. 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

(金額単位　百万円)

	平成19年度
繰延税金資産	
税務上の繰越欠損金	863,235
有価証券償却	323,645
貸倒引当金	194,822
貸出金償却	104,712
退職給付引当金	55,051
繰延ヘッジ損益	51,192
減価償却費	6,990
その他	92,216
繰延税金資産小計	1,691,865
評価性引当額	△479,076
繰延税金資産合計	1,212,788
繰延税金負債	
その他有価証券評価差額金	△195,732
レバレッジドリース	△62,256
退職給付信託設定益	△42,263
退職給付信託返還有価証券	△20,282
子会社の留保利益金	△12,506
その他	△10,781
繰延税金負債合計	△343,822
繰延税金資産の純額	868,966

2. 当行の法定実効税率と税効果会計適用後の法人税等の負担率との間の差異の原因となった主な項目別の内訳

(単位　%)

当行の法定実効税率	40.63
(調整)	
評価性引当額	2.04
持分法投資損益	2.38
受取配当金益金不算入	△1.16
その他	△1.72
税効果会計適用後の法人税等の負担率	42.17

(開示対象特別目的会社関係)

1. 開示対象特別目的会社の概要及び開示対象特別目的会社を利用した取引の概要

当行は、顧客から売掛債権の金銭債権買取業務等を行う特別目的会社(ケイマン法人及び有限責任中間法人等の形態によっております。)14社に係る借入及びコマーシャル・ペーパーでの資金調達に関し、貸出金、信用枠及び流動性枠を供与しております。

特別目的会社14社の直近の決算日における資産総額(単純合算)は3,219,524百万円、負債総額(単純合算)は3,219,835百万円であります。なお、いずれの特別目的会社についても、当行は議決権のある株式等は有しておらず、役員や従業員の派遣もありません。

2. 当連結会計年度における特別目的会社との取引金額等

(金額単位　百万円)

	主な取引の当連結会計年度末残高 平成20年3月31日現在	主な損益 自 平成19年4月1日 至 平成20年3月31日	
		項目	金額
貸出金	1,803,952	貸出金利息	25,194
信用枠	905,533	役務取引等収益	2,509
流動性枠	326,074	—	—

(1株当たり情報)

(金額単位　円)

1株当たり純資産額	60,442.81
1株当たり当期純利益	6,132.91
潜在株式調整後1株当たり当期純利益	6,132.75

(注) 1. 1株当たり当期純利益及び潜在株式調整後1株当たり当期純利益の算定上の基礎は、次のとおりであります。

1株当たり当期純利益	
当期純利益	351,820百万円
普通株主に帰属しない金額	6,195百万円
(うち優先配当額)	6,195百万円
普通株式に係る当期純利益	345,625百万円
普通株式の期中平均株式数	56,355千株
潜在株式調整後1株当たり当期純利益	
当期純利益調整額	△9百万円
(うち連結子会社及び持分法適用関連会社発行の新株予約権)	△9百万円
普通株式増加数	—千株
(うち優先株式)	—千株
希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含めなかった潜在株式の概要	—

2. 1株当たり純資産額の算定上の基礎は、次のとおりであります。

純資産の部の合計額	5,080,747百万円
純資産の部の合計額から控除する金額	1,674,441百万円
(うち優先株式)	210,003百万円
(うち優先配当額)	3,097百万円
(うち新株予約権)	43百万円
(うち少数株主持分)	1,461,297百万円
普通株式に係る期末の純資産額	3,406,305百万円
1株当たり純資産額の算定に用いられた期末の普通株式の数	56,355千株

(重要な後発事象)

1. 当行は、平成20年4月28日開催の取締役会において、当行保有の海外特別目的子会社が発行した優先出資証券を償還することを決議いたしました。償還される優先出資証券の概要は次のとおりであります。
   (1) 発行体
   SB Treasury Company L. L. C.
   (2) 発行証券の種類
   配当非累積的永久優先出資証券
   (3) 償還総額
   1,800百万米ドル
   (4) 償還予定日
   平成20年6月30日
   (5) 償還理由
   任意償還期日の到来による

2. 当行は、平成20年4月28日開催の取締役会において、海外特別目的子会社による優先出資証券を発行することとし、かかる優先出資証券の発行を目的とする100%出資子会社SMBC Preferred Capital USD 2 Limitedを英国領ケイマン諸島に設立することを決議し、平成20年5月12日付で同社普通株式への払込みを完了いたしました。
   発行した優先出資証券の概要は次のとおりであります。

発行体	SMBC Preferred Capital USD 2 Limited
	英国領ケイマン諸島に新たに設立した、当行が議決権を100%保有する海外特別目的子会社
証券の種類	米ドル建配当非累積的永久優先出資証券
	当行普通株式への交換権は付与されません
発行総額	1,800百万米ドル
配当率	年8.75%（固定）
発行価格	1証券あたり1千米ドル
資金使途	当行に対する永久劣後特約付貸付金に充当
優先順位	本優先出資証券は、残余財産分配請求権において、当行が発行する優先株式と実質的に同順位
発行形態	SMFG Preferred Capital USD 2 Limitedに対して全額割り当てる
上場	非上場
払込日	平成20年5月12日

有価証券関係（平成19年度　自 平成19年4月1日　至 平成20年3月31日）

有価証券の範囲

連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券及び短期社債、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権等も含めて記載しております。

(1) 売買目的有価証券

（金額単位　百万円）

	平成20年3月末	
	連結貸借対照表計上額	当連結会計年度の損益に含まれた評価差額
売買目的有価証券	1,072,123	576

(2) 満期保有目的の債券で時価のあるもの

（金額単位　百万円）

	平成20年3月末				
	連結貸借対照表計上額	時価	差額		
				うち益	うち損
国債	614,281	625,028	10,747	12,035	1,287
地方債	97,311	98,903	1,591	1,591	—
社債	390,070	394,679	4,608	4,752	143
その他	9,178	8,985	△192	—	192
合計	1,110,841	1,127,597	16,755	18,379	1,623

（注）1. 時価は、当連結会計年度末日における市場価格等に基づいております。
2.「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) その他有価証券で時価のあるもの

（金額単位　百万円）

	平成20年3月末				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
株式	1,954,548	2,899,236	944,688	1,003,144	58,455
債券	9,864,226	9,731,333	△132,892	18,645	151,537
国債	8,858,182	8,725,667	△132,515	16,924	149,439
地方債	342,677	341,916	△760	308	1,069
社債	663,366	663,750	383	1,412	1,028
その他	5,293,304	5,235,965	△57,339	24,467	81,807
合計	17,112,078	17,866,535	754,456	1,046,257	291,800

（注）1. 連結貸借対照表計上額は、株式については主として当連結会計年度末前1カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
3. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を当連結会計年度の損失として処理（以下、「減損処理」という。）しております。当連結会計年度におけるこの減損処理額は95,618百万円であります。
時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 当連結会計年度中に売却した満期保有目的の債券

該当ありません。

(5) 当連結会計年度中に売却したその他有価証券

（金額単位　百万円）

	平成19年度		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	35,015,598	145,044	33,514

(6) 時価評価されていない有価証券の主な内容及び連結貸借対照表計上額

（金額単位　百万円）

	平成20年3月末
満期保有目的の債券	
売掛債権信託受益権等	11,672
その他有価証券	
非上場株式（店頭売買株式を除く）	369,488
非上場債券	2,822,613
非上場外国証券	724,537
その他	534,887

(7) 保有目的を変更した有価証券

該当ありません。

(8) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

（金額単位　百万円）

	平成20年3月末			
	1年以内	1年超5年以内	5年超10年以内	10年超
債券	2,571,380	7,669,222	1,675,020	1,739,846
国債	1,919,499	5,205,941	521,200	1,693,316
地方債	142,310	142,937	153,582	398
社債	509,570	2,320,343	1,000,238	46,131
その他	821,798	3,841,194	580,023	562,258
合計	3,393,179	11,510,417	2,255,044	2,302,105

有価証券関係（平成18年度　自 平成18年4月1日　至 平成19年3月31日）

有価証券の範囲

連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券及び短期社債、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権等も含めて記載しております。

(1) 売買目的有価証券

（金額単位　百万円）

	平成19年3月末	
	連結貸借対照表計上額	当連結会計年度の損益に含まれた評価差額
売買目的有価証券	1,134,408	410

(2) 満期保有目的の債券で時価のあるもの

（金額単位　百万円）

	平成19年3月末				
	連結貸借対照表計上額	時価	差額	うち益	うち損
国債	629,762	621,717	△8,045	20	8,065
地方債	97,102	95,307	△1,794	—	1,794
社債	380,142	376,735	△3,406	—	3,406
その他	5,445	5,626	180	180	—
合計	1,112,452	1,099,387	△13,065	200	13,266

（注）1. 時価は、当連結会計年度末日における市場価格等に基づいております。
2.「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) その他有価証券で時価のあるもの

（金額単位　百万円）

	平成19年3月末				
	取得原価	連結貸借対照表計上額	評価差額	うち益	うち損
株式	1,956,522	3,956,984	2,000,462	2,012,992	12,530
債券	8,481,502	8,324,135	△157,367	1,805	159,173
国債	7,150,787	7,010,301	△140,485	1,182	141,668
地方債	482,555	474,001	△8,554	119	8,674
社債	848,158	839,831	△8,327	503	8,830
その他	2,753,890	2,763,767	9,876	42,965	33,089
合計	13,191,915	15,044,886	1,852,971	2,057,764	204,792

（注）1. 連結貸借対照表計上額は、株式については主として当連結会計年度末前1カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
3. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を当連結会計年度の損失として処理（以下、「減損処理」という。）しております。当連結会計年度におけるこの減損処理額は7,239百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 当連結会計年度中に売却した満期保有目的の債券

該当ありません。

(5) 当連結会計年度中に売却したその他有価証券

（金額単位　百万円）

	平成18年度		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	21,535,631	89,428	141,143

(6) 時価評価されていない有価証券の主な内容及び連結貸借対照表計上額

（金額単位　百万円）

	平成19年3月末
満期保有目的の債券	
売掛債権信託受益権等	5,422
その他有価証券	
非上場株式（店頭売買株式を除く）	451,487
非上場債券	2,846,521
非上場外国証券	593,724
その他	458,441

(7) 保有目的を変更した有価証券

該当ありません。

(8) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

（金額単位　百万円）

	平成19年3月末			
	1年以内	1年超5年以内	5年超10年以内	10年超
債券	3,564,060	4,284,554	2,346,081	2,082,953
国債	2,824,945	1,872,341	956,640	1,986,136
地方債	101,824	161,564	307,293	421
社債	637,290	2,250,648	1,082,146	96,396
その他	665,206	495,572	701,134	956,785
合計	4,229,267	4,780,127	3,047,215	3,039,739

金銭の信託関係
(平成19年度　自 平成19年4月1日　至 平成20年3月31日)

(1) 運用目的の金銭の信託

(金額単位　百万円)

	平成20年3月末	
	連結貸借対照表計上額	当連結会計年度の損益に含まれた評価差額
運用目的の金銭の信託	1,488	3

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託
(運用目的及び満期保有目的以外の金銭の信託)

(金額単位　百万円)

	平成20年3月末				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	5,870	5,841	△29	—	29

(注) 1. 連結貸借対照表計上額は、当連結会計年度末日における市場価格等に基づく時価により計上したものであります。
2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

その他有価証券評価差額金
(平成19年度　自 平成19年4月1日　至 平成20年3月31日)

連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

(金額単位　百万円)

	平成20年3月末
評価差額	754,366
その他有価証券	754,396
その他の金銭の信託	△29
(△) 繰延税金負債	196,546
その他有価証券評価差額金 (持分相当額調整前)	557,819
(△) 少数株主持分相当額	△1,319
(+) 持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	△1,125
その他有価証券評価差額金	558,013

(注) その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額 (損益処理分を除く。) を含んでおります。

金銭の信託関係
(平成18年度　自 平成18年4月1日　至 平成19年3月31日)

(1) 運用目的の金銭の信託

該当ありません。

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託
(運用目的及び満期保有目的以外の金銭の信託)

(金額単位　百万円)

	平成19年3月末				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	2,602	2,924	322	322	—

(注) 1. 連結貸借対照表計上額は、当連結会計年度末日における市場価格等に基づく時価により計上したものであります。
2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

その他有価証券評価差額金
(平成18年度　自 平成18年4月1日　至 平成19年3月31日)

連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

(金額単位　百万円)

	平成19年3月末
評価差額	1,853,366
その他有価証券	1,853,044
その他の金銭の信託	322
(△) 繰延税金負債	580,788
その他有価証券評価差額金 (持分相当額調整前)	1,272,578
(△) 少数株主持分相当額	6,064
(+) 持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	2,871
その他有価証券評価差額金	1,269,385

(注) その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額 (損益処理分を除く。) を含んでおります。

1. 取引の状況に関する事項

(1) 取引の内容

当行及び連結子会社で取扱っているデリバティブ取引には、先物外国為替取引、金利・通貨・株式・債券・商品に係る先物取引・先渡取引・スワップ取引・オプション取引等の各種デリバティブ取引及びクレジットデリバティブ取引・天候デリバティブ取引があります。

(2) 取引の利用目的、取組方針

当行では、お客様のヘッジニーズ、運用・調達ニーズの多様化・高度化に対応した金融商品を競争力ある価格で提供すること、預貸金業務や有価証券保有等に付随して発生する市場リスクをコントロールすること、また、積極的な市場取引の推進を通じて収益力の向上を図ることを目的として、デリバティブ取引を行っております。
金利・通貨等の相場の短期的な変動により利益を得ることを目的とするトレーディング取引については、東京及びニューヨーク・ロンドン・シンガポール・香港などの海外支店及び連結子会社に設置されたトレーディング担当部署が、一定の極度の範囲内で積極的かつ機動的に取引を行っております。
預貸金等の銀行業務に付随して発生する市場リスクの調整については、経営会議等で審議された方針に基づき、ALM担当部署がALMオペレーションとしてスワップ・金利先物取引等のデリバティブ取引を活用しております。これらALMオペレーションに係る取引のうち、ヘッジ目的の取引については、ヘッジ会計を適用しており、ヘッジ会計の方法としては繰延ヘッジを適用しております。
小口多数の金銭債権債務に対する金利リスクに係る包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に定められた要件を満たす繰延ヘッジを適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。
異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替リスクに係る包括ヘッジについては、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号）に定められた要件に従い、ヘッジ手段である通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認の上、繰延ヘッジを適用しております。
連結子会社のうち、スワップハウス等の在外連結子会社におけるトレーディング担当部署でも、銀行本体に準じた目的・方針にて取引を行っております。上記連結子会社におけるトレーディング担当部署以外、及びその他の連結子会社におけるデリバティブ取引は、業務に付随して発生する市場リスクのコントロールを目的としております。

(3) 取引に係るリスクの内容

デリバティブ取引に係る主要なリスクとしては、市場の相場変動により保有するポートフォリオの価値が変動し損失が発生する「市場リスク」、取引相手の財務状態の悪化により契約が履行されなくなり損失を被る「信用リスク」、市場の流動性の低下により適正な価格で希望する量の取引が困難となる「市場流動性リスク」等があります。
特にデリバティブ取引には、リスク内容が複雑な取引、僅かな当初資金で多額の損益が発生する可能性を有する取引が存在することから、高度なリスク管理が求められております。

(4) 取引に係るリスクの管理体制

当行では、リスク管理を経営の重要課題の一つとして位置付け、リスクを経営体力比適正なレベルにコントロールした上で収益力の強化を図るという、「健全性の維持」と「収益力の向上」の双方にバランスのとれた経営を目指しております。実効性のあるリスク管理の実現のため、リスク管理に関する基本方針等については経営会議にて決定、取締役会の承認を得る体制としております。また、リスクの種類毎にリスク管理担当部署を定め、連結子会社を含めた各種リスクの管理を行っております。各リスク管理担当部署については業務担当部署から独立させる等、業務への十分な牽制が働くよう配慮しているほか、独立した監査担当部署が、業務の運営及びリスク管理の状況について監査を実施する体制としております。なお、デリバティブ取引を含む市場業務については、業務部門と事務部門・管理部門の分離により、取引の締結・執行、リスク量並びに損益について厳正なチェック機能が働く体制としております。
市場リスクには金利リスク、為替リスク等の種類がありますが、当行では高度な統計的手法を用いたVaR（バリュー・アット・リスク）により、予想される最大損失額を把握して統合的に管理しております。当行ではVaRの計測にヒストリカル・シミュレーション法を使用しております。
当行及び連結子会社の市場部門で保有する市場リスクの総量枠については、自己資本等の経営体力をもとに保守的に設定しております。また、政策投資株式に係る株価変動リスク等、市場部門以外の当行全体、及び主要連結子会社が保有する市場リスクについてもVaRを計測し、取締役会や経営会議にリスク状況が報告される体制としております。
信用リスクについては、時価ベースでの信用リスク額を定期的に算出し管理しております。相手方が、取引を頻繁に行う金融機関等である場合については、一括清算ネッティング契約等を締結する等、信用リスクを抑制する運営も行っております。
また、デリバティブ取引に係る市場流動性リスクの管理については、通貨・商品、取引期間等を特定した拠点別取引限度額を設定するとともに、金融先物取引等については、保有建玉を市場全体の未決済建玉残高の一定割合以内に限定しており、リスク管理担当部署で限度額遵守状況、市場動向等をモニタリングする体制としております。

2. 取引の時価等に関する事項

(1) 金利関連取引

（金額単位　百万円）

区分	種類	平成20年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	金利先物				
	売建	28,529,253	1,219,498	△79,013	△79,013
	買建	31,429,238	2,102,835	84,575	84,575
	金利オプション				
	売建	411,164	—	△49	△49
	買建	411,164	—	51	51
店頭	金利先渡契約				
	売建	—	—	—	—
	買建	5,487,572	189,577	31	31
	金利スワップ	431,697,269	306,921,150	171,365	171,365
	受取固定・支払変動	204,294,602	148,030,995	1,948,325	1,948,325
	受取変動・支払固定	204,720,702	143,672,533	△1,770,095	△1,770,095
	受取変動・支払変動	22,565,295	15,101,309	△1,749	△1,749
	金利スワップション				
	売建	3,948,380	2,108,111	△62,141	△62,141
	買建	3,332,135	2,261,063	66,519	66,519
	キャップ				
	売建	31,659,913	20,654,248	△13,437	△13,437
	買建	15,801,704	9,592,055	7,195	7,195
	フロアー				
	売建	3,612,695	1,156,798	△10,171	△10,171
	買建	5,876,742	2,307,702	2,566	2,566
	その他				
	売建	2,366,908	1,161,375	△23,224	△23,224
	買建	4,965,301	3,143,768	59,900	59,900
合計				204,166	204,166

（注）1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京金融取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデルにより算定しております。

(2) 通貨関連取引

(金額単位　百万円)

区分	種類	平成20年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	通貨スワップ	22,379,326	13,102,998	△43,029	160,284
	通貨スワップション				
	売建	829,741	824,731	△10,592	△10,592
	買建	930,422	908,013	27,161	27,161
	為替予約	56,365,694	5,744,295	140,221	140,221
	通貨オプション				
	売建	6,126,597	2,706,432	△289,853	△289,853
	買建	5,963,302	2,662,166	315,610	315,610
合計				139,518	342,831

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの、又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
2. 時価の算定
割引現在価値やオプション価格計算モデルにより算定しております。

(3) 株式関連取引

(金額単位　百万円)

区分	種類	平成20年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	株式指数先物				
	売建	84,843	—	46	46
	買建	41,498	—	151	151
店頭	有価証券店頭オプション				
	売建	260,068	260,068	△32,730	△32,730
	買建	260,068	260,068	32,730	32,730
合計				198	198

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、オプション価格計算モデルにより算定しております。

(4) 債券関連取引

(金額単位　百万円)

区分	種類	平成20年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	債券先物				
	売建	1,658,060	—	184	184
	買建	1,635,163	—	△762	△762
	債券先物オプション				
	売建	—	—	—	—
	買建	14,500	—	65	65
店頭	債券先渡契約				
	売建	—	—	—	—
	買建	59,577	57,239	1,246	1,246
	債券店頭オプション				
	売建	240,000	—	△425	△425
	買建	240,000	—	975	975
合計				1,283	1,283

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデルにより算定しております。

(5) 商品関連取引

(金額単位　百万円)

区分	種類	平成20年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	商品先物				
	売建	—	—	—	—
	買建	208	—	2	2
店頭	商品スワップ				
	固定価格受取・変動価格支払	296,505	267,523	△137,666	△137,666
	変動価格受取・固定価格支払	220,340	193,772	213,001	213,001
	商品オプション				
	売建	18,211	7,165	△2,011	△2,011
	買建	38,455	26,786	6,595	6,595
合計				79,921	79,921

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、ニューヨーク・マーカンタイル取引所等における最終の価格によっております。
店頭取引につきましては、取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3. 商品は燃料及び金属等に係るものであります。

(6) クレジットデリバティブ取引

(金額単位　百万円)

区分	種類	平成20年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	クレジット・デフォルト・オプション				
	売建	1,421,367	1,302,732	△39,531	△39,531
	買建	1,912,377	1,710,521	77,378	77,378
	その他				
	売建	10	—	△2	△2
	買建	10	—	2	2
合計				37,846	37,846

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
割引現在価値やオプション価格計算モデルにより算定しております。
3. 「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

1. 取引の状況に関する事項

(1) 取引の内容

当行及び連結子会社で取扱っているデリバティブ取引には、先物外国為替取引、金利・通貨・株式・債券・商品に係る先物取引・先渡取引・スワップ取引・オプション取引等の各種デリバティブ取引及びクレジットデリバティブ取引・天候デリバティブ取引があります。

(2) 取引の利用目的、取組方針

当行では、お客様のヘッジニーズ、運用・調達ニーズの多様化・高度化に対応した金融商品を競争力ある価格で提供すること、預貸金業務や有価証券保有等に付随して発生する市場リスクをコントロールすること、また、積極的な市場取引の推進を通じて収益力の向上を図ることを目的として、デリバティブ取引を行っております。
金利・通貨等の相場の短期的な変動により利益を得ることを目的とするトレーディング取引については、東京及びニューヨーク・ロンドン・シンガポール・香港などの海外支店及び連結子会社に設置されたトレーディング担当部署が、一定の極度の範囲内で積極的かつ機動的に取引を行っております。
預貸金等の銀行業務に付随して発生する市場リスクの調整については、経営会議等で審議された方針に基づき、ALM担当部署がALMオペレーションとしてスワップ・金利先物取引等のデリバティブ取引を活用しております。これらALMオペレーションに係る取引のうち、ヘッジ目的の取引についてはヘッジ会計を適用しており、ヘッジ会計の方法としては繰延ヘッジ又は時価ヘッジを適用しております。
小口多数の金銭債権債務に対する金利リスクに係る包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に定められた要件を満たす繰延ヘッジを適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。また、その他有価証券のうちALM目的で保有する債券の相場変動を相殺する個別ヘッジについては時価ヘッジを適用しており、当該個別ヘッジに係る有効性の評価をしております。
異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替リスクに係る包括ヘッジについては、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号）に定められた要件に従い、ヘッジ手段である通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認の上、繰延ヘッジを適用しております。
連結子会社のうち、スワップハウス等の在外連結子会社におけるトレーディング担当部署でも、銀行本体に準じた目的・方針にて取引を行っております。上記連結子会社におけるトレーディング担当部署以外、及びその他の連結子会社におけるデリバティブ取引は、業務に付随して発生する市場リスクのコントロールを目的としております。

(3) 取引に係るリスクの内容

デリバティブ取引に係る主要なリスクとしては、市場の相場変動により保有するポートフォリオの価値が変動し損失が発生する「市場リスク」、取引相手の財務状態の悪化により契約が履行されなくなり損失を被る「信用リスク」、市場の流動性の低下により適正な価格で希望する量の取引が困難となる「市場流動性リスク」等があります。
特にデリバティブ取引には、リスク内容が複雑な取引、僅かな当初資金で多額の損益が発生する可能性を有する取引が存在することから、高度なリスク管理が求められております。

(4) 取引に係るリスクの管理体制

当行では、リスク管理を経営の重要課題の一つとして位置付け、リスクを経営体力比適正なレベルにコントロールした上で収益力の強化を図るという、「健全性の維持」と「収益力の向上」の双方にバランスのとれた経営を目指しております。実効性のあるリスク管理の実現のため、リスク管理に関する基本方針等については経営会議にて決定、取締役会の承認を得る体制としております。また、リスクの種類毎にリスク管理担当部署を定め、連結子会社を含めた各種リスクの管理を行っております。各リスク管理担当部署については業務担当部署から独立させる等、業務への十分な牽制が働くよう配慮しているほか、独立した監査担当部署が、業務の運営及びリスク管理の状況について監査を実施する体制としております。なお、デリバティブ取引を含む市場業務については、業務部門と事務部門・管理部門の分離により、取引の締結・執行、リスク量並びに損益について厳正なチェック機能が働く体制としております。
市場リスクには金利リスク、為替リスク等の種類がありますが、当行では高度な統計的手法を用いたVaR（バリュー・アット・リスク）により、予想される最大損失額を把握して統合的に管理しております。当行ではVaRの計測にヒストリカル・シミュレーション法を使用しております。
当行及び連結子会社の市場部門で保有する市場リスクの総量枠については、自己資本等の経営体力をもとに保守的に設定しております。また、政策投資株式に係る株価変動リスク等、市場部門以外の当行全体、及び主要連結子会社が保有する市場リスクについてもVaRを計測し、取締役会や経営会議にリスク状況が報告される体制としております。
信用リスクについては、時価ベースでの信用リスク額を定期的に算出し管理しております。相手方が、取引を頻繁に行う金融機関等である場合については、一括清算ネッティング契約等を締結する等、信用リスクを抑制する運営も行っております。
また、デリバティブ取引に係る市場流動性リスクの管理については、通貨・商品、取引期間等を特定した拠点別取引限度額を設定するとともに、金融先物取引等については、保有建玉を市場全体の未決済建玉残高の一定割合以内に限定しており、リスク管理担当部署で限度額遵守状況、市場動向等をモニタリングする体制としております。

2. 取引の時価等に関する事項

(1) 金利関連取引

（金額単位　百万円）

区分	種類	平成19年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	金利先物				
	売建	60,107,669	3,490,131	4,557	4,557
	買建	58,921,496	3,573,504	△3,229	△3,229
	金利オプション				
	売建	118,090	—	△20	△20
	買建	—	—	—	—
店頭	金利先渡契約				
	売建	400,000	—	278	278
	買建	11,162,242	125,008	△35	△35
	金利スワップ	445,980,360	333,375,893	57,865	57,865
	受取固定・支払変動	213,209,584	162,321,475	△292,629	△292,629
	受取変動・支払固定	212,831,815	156,705,543	342,376	342,376
	受取変動・支払変動	19,815,084	14,229,818	13,821	13,821
	金利スワップション				
	売建	3,163,737	1,550,186	△40,755	△40,755
	買建	3,380,799	2,002,072	61,695	61,695
	キャップ				
	売建	21,500,368	14,937,062	△27,574	△27,574
	買建	12,022,208	8,260,827	16,947	16,947
	フロアー				
	売建	842,962	709,538	△2,931	△2,931
	買建	3,569,523	2,042,491	1,342	1,342
	その他				
	売建	1,950,131	1,368,826	△11,465	△11,465
	買建	4,049,334	2,440,410	27,040	27,040
合計				83,714	83,714

（注）1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデルにより算定しております。

(2) 通貨関連取引

(金額単位 百万円)

区分	種類	平成19年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	通貨スワップ	20,642,016	12,660,562	42,400	55,914
	通貨スワップション				
	売建	866,633	863,798	3,489	3,487
	買建	896,229	890,206	4,146	4,149
	為替予約	61,062,144	5,056,679	△104,425	△104,425
	通貨オプション				
	売建	4,501,193	2,381,131	△159,703	△159,703
	買建	4,344,112	2,195,492	98,237	98,237
合計				△115,854	△102,340

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの、又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
2. 時価の算定
割引現在価値やオプション価格計算モデルにより算定しております。

(3) 株式関連取引

(金額単位 百万円)

区分	種類	平成19年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	株式指数先物				
	売建	12,542	—	△150	△150
	買建	19,646	—	403	403
店頭	有価証券店頭オプション				
	売建	17,000	17,000	587	587
	買建	252,092	105,043	△587	△587
合計				252	252

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、オプション価格計算モデルにより算定しております。

(4) 債券関連取引

(金額単位 百万円)

区分	種類	平成19年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	債券先物				
	売建	667,501	—	1,895	1,895
	買建	655,089	—	△1,680	△1,680
店頭	債券先渡契約				
	売建	—	—	—	—
	買建	69,970	65,498	1,575	1,575
合計				1,791	1,791

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデルにより算定しております。

(5) 商品関連取引

(金額単位 百万円)

区分	種類	平成19年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	商品先物				
	売建	237	—	△3	△3
	買建	359	—	6	6
	商品先物オプション				
	売建	949	—	△43	△43
	買建	949	—	43	43
店頭	商品スワップ				
	固定価格受取・変動価格支払	359,881	311,948	△69,212	△69,212
	変動価格受取・固定価格支払	259,581	209,132	157,000	157,000
	固定価格受取・固定価格支払	17,821	—	29	29
	商品オプション				
	売建	7,624	7,058	△945	△945
	買建	38,356	30,957	6,304	6,304
合計				93,180	93,180

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、ニューヨーク・マーカンタイル取引所等における最終の価格によっております。
店頭取引につきましては、取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3. 商品は燃料及び金属等に係るものであります。

(6) クレジットデリバティブ取引

(金額単位 百万円)

区分	種類	平成19年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	クレジット・デフォルト・オプション				
	売建	1,322,651	1,295,611	2,628	2,628
	買建	1,514,279	1,509,279	△1,816	△1,816
	その他				
	売建	40	—	△3	△3
	買建	40	—	3	3
合計				812	812

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
割引現在価値やオプション価格計算モデルにより算定しております。
3. 「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

セグメント情報

(1) 事業の種類別セグメント情報

平成19年度（自 平成19年4月1日　至 平成20年3月31日）

（金額単位　百万円）

	平成19年度				
	銀行業	その他事業	計	消去又は全社	連結
Ⅰ経常収益					
(1) 外部顧客に対する経常収益	3,210,194	200,858	3,411,052	—	3,411,052
(2) セグメント間の内部経常収益	34,804	177,796	212,601	(212,601)	—
計	3,244,999	378,655	3,623,654	(212,601)	3,411,052
経常費用	2,503,260	371,125	2,874,385	(198,290)	2,676,094
経常利益	741,739	7,530	749,269	(14,310)	734,958
Ⅱ資産、減価償却費、減損損失及び資本的支出					
資産	107,248,284	4,924,773	112,173,058	(3,535,266)	108,637,791
減価償却費	62,931	9,538	72,469	—	72,469
減損損失	4,740	69	4,810	—	4,810
資本的支出	97,916	11,391	109,307	—	109,307

（注）1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2. 各事業の主な内容

(1) 銀行業……………………銀行業

(2) その他事業……………リース、証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3. 連結財務諸表作成のための基本となる重要な事項 4.会計処理基準に関する事項（10）に記載のとおり、負債計上を中止した預金の預金者への払戻については、従来は払戻時に損失処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」（日本公認会計士協会　監査・保証実務委員会報告第42号）が平成19年4月13日付で公表されたことを踏まえ、当連結会計年度より過去の払戻実績に基づく将来の払戻損失見込額を引き当てる方法に変更しております。この結果、従来の方法によった場合に比べ、「経常利益」は「銀行業」について10,417百万円減少しております。

平成18年度（自 平成18年4月1日　至 平成19年3月31日）

（金額単位　百万円）

	平成18年度				
	銀行業	その他事業	計	消去又は全社	連結
Ⅰ経常収益					
(1) 外部顧客に対する経常収益	2,703,350	222,314	2,925,665	—	2,925,665
(2) セグメント間の内部経常収益	41,240	159,278	200,519	(200,519)	—
計	2,744,591	381,592	3,126,184	(200,519)	2,925,665
経常費用	1,995,960	391,682	2,387,642	(178,675)	2,208,967
経常利益（△は経常損失）	748,631	△10,089	738,541	(21,844)	716,697
Ⅱ資産、減価償却費、減損損失及び資本的支出					
資産	97,506,519	4,297,619	101,804,138	(3,233,500)	98,570,638
減価償却費	58,461	10,296	68,758	—	68,758
減損損失	4,661	89	4,750	—	4,750
資本的支出	213,429	12,269	225,698	—	225,698

（注）1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2. 各事業の主な内容

(1) 銀行業……………………銀行業

(2) その他事業……………リース、証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3. 役員退職慰労金は、従来は支出時に費用処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金に関する監査上の取扱い」（日本公認会計士協会　監査第一委員会報告第42号　昭和57年9月21日）が一部改正され、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」（日本公認会計士協会　監査・保証実務委員会報告第42号）が平成19年4月13日付で公表されたことを踏まえ、役員に対する退職慰労金の支給見積額を当該役員の在任期間にわたり費用配分することで期間損益の適正化を図るために、当連結会計年度より役員退職慰労引当金を計上しております。この結果、従来の方法によった場合に比べ、「経常利益」は「銀行業」について5,397百万円、「その他事業」について836百万円それぞれ減少しております。

なお、上記改正は平成19年4月13日に公表されたため、当中間連結会計期間は従来の方法によっております。従って、当中間連結会計期間は変更後の方法によった場合に比べ、「経常利益」は「銀行業」について4,556百万円、「その他事業」について1,136百万円それぞれ多く計上されております。

4. 「金融商品に係る会計基準」（企業会計審議会　平成11年1月22日）が平成18年8月11日付で一部改正され（「金融商品に関する会計基準」企業会計基準第10号）、改正会計基準の公表日以後終了する連結会計年度から適用されることになったことに伴い、当連結会計年度から改正会計基準を適用し、社債は償却原価法（定額法）に基づいて算定された価額をもって連結貸借対照表価額としております。これにより、従来の方法に比べ「資産」が「銀行業」について2,308百万円減少しております。

(2) 所在地別セグメント情報

平成19年度（自 平成19年4月1日 至 平成20年3月31日）

（金額単位 百万円）

	平成19年度						
	日本	米州	欧州・中近東	アジア・オセアニア	計	消去又は全社	連結
I 経常収益							
(1) 外部顧客に対する経常収益	2,727,441	257,389	248,304	177,917	3,411,052	—	3,411,052
(2) セグメント間の内部経常収益	125,780	59,401	11,043	37,541	233,766	(233,766)	—
計	2,853,221	316,790	259,347	215,459	3,644,819	(233,766)	3,411,052
経常費用	2,279,552	214,985	248,377	150,159	2,893,074	(216,979)	2,676,094
経常利益	573,669	101,805	10,970	65,300	751,745	(16,786)	734,958
II 資産	93,747,448	7,514,381	4,864,317	5,413,750	111,539,897	(2,902,106)	108,637,791

（注）1. 当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2.「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州・中近東」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

3. 連結財務諸表作成のための基本となる重要な事項 4.会計処理基準に関する事項（10）に記載のとおり、負債計上を中止した預金の預金者への払戻については、従来は払戻時に損失処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」（日本公認会計士協会 監査・保証実務委員会報告第42号）が平成19年4月13日付で公表されたことを踏まえ、当連結会計年度より過去の払戻実績に基づく将来の払戻損失見込額を引き当てる方法に変更しております。この結果、従来の方法によった場合に比べ、「経常利益」は「日本」について10,417百万円減少しております。

平成18年度（自 平成18年4月1日 至 平成19年3月31日）

（金額単位 百万円）

	平成18年度						
	日本	米州	欧州・中近東	アジア・オセアニア	計	消去又は全社	連結
I 経常収益							
(1) 外部顧客に対する経常収益	2,264,966	247,097	204,154	209,446	2,925,665	—	2,925,665
(2) セグメント間の内部経常収益	101,338	46,792	10,041	58,337	216,510	(216,510)	—
計	2,366,304	293,890	214,196	267,783	3,142,175	(216,510)	2,925,665
経常費用	1,804,501	220,109	177,401	199,734	2,401,746	(192,778)	2,208,967
経常利益	561,803	73,781	36,794	68,049	740,428	(23,731)	716,697
II 資産	87,331,277	5,771,560	3,189,223	4,471,302	100,763,363	(2,192,724)	98,570,638

（注）1. 当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2.「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州・中近東」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

3. 役員退職慰労金は、従来は支出時に費用処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金に関する監査上の取扱い」（日本公認会計士協会 監査第一委員会報告第42号 昭和57年9月21日）が一部改正され、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」（日本公認会計士協会 監査・保証実務委員会報告第42号）が平成19年4月13日付で公表されたことを踏まえ、役員に対する退職慰労金の支給見積額を当該役員の在任期間にわたり費用配分することで期間損益の適正化を図るために、当連結会計年度より役員退職慰労引当金を計上しております。この結果、従来の方法によった場合に比べ、「経常利益」は「日本」について6,233百万円減少しております。
なお、上記改正は平成19年4月13日に公表されたため、当中間連結会計期間は従来の方法によっております。従って、当中間連結会計期間は変更後の方法によった場合に比べ、「経常利益」は「日本」について5,693百万円多く計上されております。

4.「金融商品に係る会計基準」（企業会計審議会 平成11年1月22日）が平成18年8月11日付で一部改正され（「金融商品に関する会計基準」企業会計基準第10号）、改正会計基準の公表日以後終了する連結会計年度から適用されることになったことに伴い、当連結会計年度から改正会計基準を適用し、社債は償却原価法（定額法）に基づいて算定された価額をもって連結貸借対照表価額としております。これにより、従来の方法に比べ「資産」が「日本」について2,266百万円、「米州」について41百万円それぞれ減少しております。

(3) 海外経常収益

（金額単位 百万円）

	平成18年度 自 平成18年4月1日 至 平成19年3月31日	平成19年度 自 平成19年4月1日 至 平成20年3月31日
海外経常収益	660,698	683,611
連結経常収益	2,925,665	3,411,052
海外経常収益の連結経常収益に占める割合	22.6%	20.0%

（注）1. 一般企業の海外売上高に代えて、海外経常収益を記載しております。

2. 海外経常収益は、当行の海外店取引、並びに在外連結子会社の取引に係る経常収益（ただし、連結会社間の内部経常収益を除く。）で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

財務諸表

平成19年度は金融商品取引法第193条の2第1項の規定に基づき、平成18年度は証券取引法第193条の2の規定に基づき、当行の貸借対照表、損益計算書、株主資本等変動計算書及び附属明細表については、あずさ監査法人の監査証明を受けております。

貸借対照表

（金額単位 百万円）

科目	平成18年度末 平成19年3月31日現在	平成19年度末 平成20年3月31日現在
（資産の部）		
現金預け金	**3,999,561**	**4,948,530** ※9
現金	1,011,068	1,108,973
預け金	2,988,492	3,839,557
コールローン	**1,003,796**	**362,988**
買現先勘定	**39,725**	**328,544**
債券貸借取引支払保証金	**2,213,314**	**1,900,294**
買入手形	**2,861**	**11,094**
買入金銭債権	**333,524**	**447,538** ※9
特定取引資産	**2,914,023**	**3,638,676** ※9
商品有価証券	11,683	180,211
商品有価証券派生商品	373	3,026
特定取引有価証券派生商品	2,344	10,440
特定金融派生商品	1,802,957	2,560,627
その他の特定取引資産	1,096,664	884,370
金銭の信託	**2,924**	**7,329**
有価証券	**20,060,873**	**22,758,241** ※9
国債	6,927,353	8,799,249 ※3
地方債	520,708	331,178
社債	3,831,945	3,506,181 ※16
株式	4,830,277	3,668,150 ※1, 2, 3
その他の証券	3,950,589	6,453,481 ※2
貸出金	**53,756,440**	**56,957,813** ※4, 5, 6, 7, 9, 10
割引手形	377,183	297,628 ※8
手形貸付	3,048,905	2,553,357
証書貸付	41,044,903	44,387,166
当座貸越	9,285,448	9,719,661
外国為替	**835,617**	**836,917**
外国他店預け	67,146	59,635
外国他店貸	120,758	182,703
買入外国為替	451,156	430,018 ※8
取立外国為替	196,555	164,560
その他資産	**1,442,066**	**2,196,999**
未決済為替貸	7,118	5,204
前払費用	7,205	6,739
未収収益	223,270	227,458
先物取引差入証拠金	2,241	9,312
先物取引差金勘定	—	418
金融派生商品	671,723	1,363,966
その他の資産	530,507	583,900 ※9
有形固定資産	**678,581**	**676,072** ※11, 12, 13
建物	179,974	185,936
土地	427,642	421,763
建設仮勘定	699	1,048
その他の有形固定資産	70,265	67,323
無形固定資産	**87,615**	**106,469**
ソフトウェア	79,269	98,159
その他の無形固定資産	8,345	8,310
繰延税金資産	**743,605**	**823,251**
支払承諾見返	**4,177,816**	**4,665,062**
貸倒引当金	**△677,573**	**△620,004**
投資損失引当金	**△77,547**	**△12,801**
資産の部合計	**91,537,228**	**100,033,020**

（次ページに続く）

（貸借対照表続き）　　（金額単位　百万円）

科目	平成18年度末 平成19年3月31日現在	平成19年度末 平成20年3月31日現在
（負債の部）		
預金	**66,235,002**	**66,417,260**
当座預金	6,446,764	5,939,253
普通預金	31,725,023	31,933,316
貯蓄預金	840,465	765,147
通知預金	4,969,463	4,247,784
定期預金	19,001,432	19,481,091
定期積金	48	46
その他の預金	3,251,804	4,050,619
譲渡性預金	**2,574,335**	**2,965,574**
コールマネー	**2,291,128**	**2,656,142** ※9
売現先勘定	**104,640**	**1,825,481** ※9
債券貸借取引受入担保金	**1,516,342**	**5,732,042** ※9
特定取引負債	**1,578,730**	**2,307,304**
売付商品債券	10,247	18,984
商品有価証券派生商品	275	3,871
特定取引有価証券派生商品	1,975	10,196
特定金融派生商品	1,566,232	2,274,251
借用金	**3,371,846**	**3,798,333** ※9
借入金	3,371,846	3,798,333 ※14
外国為替	**329,695**	**301,958**
外国他店預り	207,596	195,374
外国他店借	39,548	46,724
売渡外国為替	20,415	12,605
未払外国為替	62,136	47,254
社債	**3,647,483**	**3,539,110** ※15
信託勘定借	**65,062**	**80,796**
その他負債	**1,588,683**	**2,178,263**
未決済為替借	9,033	6,077
未払法人税等	2,370	5,788
未払費用	149,212	146,587
前受収益	36,540	43,644
従業員預り金	43,006	43,055
給付補てん備金	0	0
先物取引差金勘定	1,842	7,523
金融派生商品	841,083	1,279,264
取引約定未払金	334,302	456,552
その他の負債	171,291	189,768
賞与引当金	**8,892**	**8,857**
役員賞与引当金	**—**	**496**
役員退職慰労引当金	**4,757**	**4,800**
ポイント引当金	**990**	**1,870**
預金払戻引当金	**—**	**9,587**
特別法上の引当金	**18**	**0**
金融先物取引責任準備金	18	—
金融商品取引責任準備金	—	0
再評価に係る繰延税金負債	**48,917**	**46,827** ※11
支払承諾	**4,177,816**	**4,665,062** ※9
負債の部合計	**87,544,344**	**96,539,771**

（金額単位　百万円）

科目	平成18年度末 平成19年3月31日現在	平成19年度末 平成20年3月31日現在
（純資産の部）		
資本金	**664,986**	**664,986**
資本剰余金	**1,367,548**	**1,367,548**
資本準備金	665,033	665,033
その他資本剰余金	702,514	702,514
利益剰余金	**761,028**	**894,839**
その他利益剰余金	761,028	894,839
海外投資等損失準備金	0	0
行員退職積立金	1,656	1,656
別途準備金	219,845	219,845
繰越利益剰余金	539,526	673,337
株主資本合計	2,793,563	2,927,374
その他有価証券評価差額金	1,259,814	558,103
繰延ヘッジ損益	△84,733	△13,787
土地再評価差額金	24,240	21,558 ※11
評価・換算差額等合計	1,199,320	565,874
純資産の部合計	**3,992,884**	**3,493,249**
負債及び純資産の部合計	**91,537,228**	**100,033,020**

（注）記載金額は、百万円未満を切り捨てて表示しております。

損益計算書

（金額単位　百万円）

科目	平成18年度 自 平成18年4月1日 至 平成19年3月31日	平成19年度 自 平成19年4月1日 至 平成20年3月31日
経常収益	**2,451,351**	**2,933,626**
資金運用収益	**1,706,170**	**1,866,277**
貸出金利息	1,143,361	1,326,278
有価証券利息配当金	369,039	322,287
コールローン利息	23,503	19,403
買現先利息	4,064	3,762
債券貸借取引受入利息	4,827	6,955
買入手形利息	102	600
預け金利息	77,722	92,946
その他の受入利息	83,548	94,042
信託報酬	**3,482**	**3,710**
役務取引等収益	**465,171**	**452,527**
受入為替手数料	124,327	125,653
その他の役務収益	340,844	326,874
特定取引収益	103,719	440,985
商品有価証券収益	—	652
特定取引有価証券収益	—	2,934
特定金融派生商品収益	99,671	429,520
その他の特定取引収益	4,047	7,878
その他業務収益	**106,725**	121,812
外国為替売買益	55,243	—
国債等債券売却益	20,859	97,996
国債等債券償還益	1,119	23
金融派生商品収益	—	6,813
その他の業務収益	29,503	16,978
その他経常収益	**66,082**	**48,313**
株式等売却益	50,204	26,718
金銭の信託運用益	0	250
その他の経常収益	15,878	21,343
経常費用	**1,878,037**	**2,422,886**
資金調達費用	**768,722**	**895,469**
預金利息	396,300	426,846
譲渡性預金利息	33,745	47,467
コールマネー利息	18,718	23,936
売現先利息	16,523	6,189
債券貸借取引支払利息	60,770	45,496
売渡手形利息	220	—
借用金利息	84,150	102,988
社債利息	73,483	76,463
金利スワップ支払利息	52,676	89,296
その他の支払利息	32,132	76,783
役務取引等費用	**111,754**	**120,165**
支払為替手数料	24,999	29,647
その他の役務費用	86,755	90,517
特定取引費用	**2,098**	**—**
商品有価証券費用	162	—
特定取引有価証券費用	1,936	—
その他業務費用	**158,207**	**384,906**
外国為替売買損	—	252,589
国債等債券売却損	130,903	25,861
国債等債券償還損	3,488	35,624
国債等債券償却	—	66,592
社債発行費償却	799	756
金融派生商品費用	17,606	—
その他の業務費用	5,409	3,481
営業経費	**609,816**	**659,992**
その他経常費用	**227,438**	**362,353**
貸倒引当金繰入額	450	—
貸出金償却	50,468	121,801
株式等売却損	546	2,311
株式等償却	38,559	165,409
金銭の信託運用損	—	23
その他の経常費用	137,413	72,806 ※1
経常利益	**573,313**	**510,739**

三井住友銀行　財務諸表

（金額単位　百万円）

科目	平成18年度 自 平成18年4月1日 至 平成19年3月31日	平成19年度 自 平成19年4月1日 至 平成20年3月31日
特別利益	**41,226**	**11,051**
固定資産処分益	4,440	3,786
貸倒引当金戻入益	—	7,238
償却債権取立益	455	7
金融商品取引責任準備金取崩額	—	18
その他の特別利益	36,330	—
特別損失	**27,610**	**14,336**
固定資産処分損	6,120	9,636
減損損失	3,680	4,700 ※2
その他の特別損失	17,809	—
税引前当期純利益	**586,928**	**507,454**
法人税、住民税及び事業税	**16,507**	**16,031**
法人税等調整額	**254,680**	**285,680**
当期純利益	**315,740**	**205,742**

（注）記載金額は、百万円未満を切り捨てて表示しております。

三井住友銀行
財務諸表

株主資本等変動計算書

平成18年度（自 平成18年4月1日　至 平成19年3月31日）

（金額単位　百万円）

	株主資本			
	資本金	資本剰余金		
		資本準備金	その他資本剰余金	資本剰余金合計
平成18年3月31日残高	664,986	665,033	702,514	1,367,548
事業年度中の変動額				
海外投資等損失準備金取崩				
剰余金の配当(注)1				
剰余金の配当				
当期純利益				
土地再評価差額金取崩				
株主資本以外の項目の事業年度中の変動額（純額）				
事業年度中の変動額合計	—	—	—	—
平成19年3月31日残高	664,986	665,033	702,514	1,367,548

（金額単位　百万円）

	株主資本						
	利益剰余金					自己株式	株主資本合計
	その他利益剰余金				利益剰余金合計		
	海外投資等損失準備金	行員退職積立金	別途準備金	繰越利益剰余金			
平成18年3月31日残高	1	1,656	219,845	572,531	794,033	—	2,826,568
事業年度中の変動額							
海外投資等損失準備金取崩	△1			1	—		—
剰余金の配当(注)1				△300,027	△300,027		△300,027
剰余金の配当				△49,194	△49,194		△49,194
当期純利益				315,740	315,740		315,740
土地再評価差額金取崩				475	475		475
株主資本以外の項目の事業年度中の変動額（純額）							
事業年度中の変動額合計	△1	—	—	△33,004	△33,005	—	△33,005
平成19年3月31日残高	0	1,656	219,845	539,526	761,028	—	2,793,563

（金額単位　百万円）

	評価・換算差額等				純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	評価・換算差額等合計	
平成18年3月31日残高	783,491	—	24,716	808,207	3,634,776
事業年度中の変動額					
海外投資等損失準備金取崩					—
剰余金の配当(注)1					△300,027
剰余金の配当					△49,194
当期純利益					315,740
土地再評価差額金取崩					475
株主資本以外の項目の事業年度中の変動額（純額）	476,323	△84,733	△475	391,113	391,113
事業年度中の変動額合計	476,323	△84,733	△475	391,113	358,108
平成19年3月31日残高	1,259,814	△84,733	24,240	1,199,320	3,992,884

（注）1. 平成18年6月の定時株主総会における利益処分項目であります。
2. 記載金額は、百万円未満を切り捨てて表示しております。

平成19年度（自 平成19年4月1日　至 平成20年3月31日）

（金額単位　百万円）

	株主資本			
	資本金	資本剰余金		
		資本準備金	その他資本剰余金	資本剰余金合計
平成19年3月31日残高	664,986	665,033	702,514	1,367,548
事業年度中の変動額				
海外投資等損失準備金取崩				
剰余金の配当				
当期純利益				
土地再評価差額金取崩				
株主資本以外の項目の事業年度中の変動額（純額）				
事業年度中の変動額合計	—	—	—	—
平成20年3月31日残高	664,986	665,033	702,514	1,367,548

（金額単位　百万円）

	株主資本					
	利益剰余金					株主資本合計
	その他利益剰余金				利益剰余金合計	
	海外投資等損失準備金	行員退職積立金	別途準備金	繰越利益剰余金		
平成19年3月31日残高	0	1,656	219,845	539,526	761,028	2,793,563
事業年度中の変動額						
海外投資等損失準備金取崩	△0			0	—	—
剰余金の配当				△74,613	△74,613	△74,613
当期純利益				205,742	205,742	205,742
土地再評価差額金取崩				2,681	2,681	2,681
株主資本以外の項目の事業年度中の変動額（純額）						
事業年度中の変動額合計	△0	—	—	133,810	133,810	133,810
平成20年3月31日残高	0	1,656	219,845	673,337	894,839	2,927,374

（金額単位　百万円）

	評価・換算差額等				純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	評価・換算差額等合計	
平成19年3月31日残高	1,259,814	△84,733	24,240	1,199,320	3,992,884
事業年度中の変動額					
海外投資等損失準備金取崩					—
剰余金の配当					△74,613
当期純利益					205,742
土地再評価差額金取崩					2,681
株主資本以外の項目の事業年度中の変動額（純額）	△701,711	70,946	△2,681	△633,445	△633,445
事業年度中の変動額合計	△701,711	70,946	△2,681	△633,445	△499,635
平成20年3月31日残高	558,103	△13,787	21,558	565,874	3,493,249

（注）記載金額は、百万円未満を切り捨てて表示しております。

重要な会計方針（当事業年度 自 平成19年4月1日 至 平成20年3月31日）

1. 特定取引資産・負債の評価基準及び収益・費用の計上基準

金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については決算日の時価により、スワップ・先物・オプション取引等の派生商品については決算日において決済したものとみなした額により行っております。

また、特定取引収益及び特定取引費用の損益計上は、当事業年度中の受払利息等に、有価証券、金銭債権等については前事業年度末と当事業年度末における評価損益の増減額を、派生商品については前事業年度末と当事業年度末におけるみなし決済からの損益相当額の増減額を加えております。

2. 有価証券の評価基準及び評価方法

(1) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については決算日前1カ月の市場価格の平均等、それ以外については決算日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、全部純資産直入法により処理しております。

(2) 金銭の信託において信託財産を構成している有価証券の評価は、上記1.及び2.(1)と同じ方法により行っております。

3. デリバティブ取引の評価基準及び評価方法

デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。

4. 固定資産の減価償却の方法

(1) 有形固定資産

有形固定資産の減価償却は、定額法（ただし、動産については定率法）を採用しております。また、主な耐用年数は次のとおりであります。

建物　7年～50年

動産　2年～20年

なお、平成19年度税制改正に伴い、平成19年4月1日以後に取得した有形固定資産については、改正後の法人税法に基づく償却方法により減価償却費を計上しております。これによる貸借対照表等に与える影響は軽微であります。

また、当事業年度より、平成19年3月31日以前に取得した有形固定資産については、償却可能限度額に達した事業年度の翌事業年度以後、残存簿価を5年間で均等償却しております。これによる貸借対照表等に与える影響は軽微であります。

(2) 無形固定資産

無形固定資産は、定額法により償却しております。

なお、自社利用のソフトウェアについては、行内における利用可能期間（5年）に基づいて償却しております。

5. 繰延資産の処理方法

社債発行費は支出時に全額費用として処理しております。

なお、社債は償却原価法（定額法）に基づいて算定された価額をもって貸借対照表価額としておりますが、平成18年3月31日に終了する事業年度の貸借対照表に計上した社債発行差金は、「繰延資産の会計処理に関する当面の取扱い」（企業会計基準実務対応報告第19号 平成18年8月11日）の経過措置に基づき従前の会計処理を適用し、社債の償還期間にわたり均等償却を行うとともに未償却残高を社債から直接控除しております。

6. 外貨建の資産及び負債の本邦通貨への換算基準

外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として決算日の為替相場による円換算額を付しております。

7. 引当金の計上基準

(1) 貸倒引当金

貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者（以下、「破綻懸念先」という。）に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。

なお、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法（DCF法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。

上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は333,811百万円であります。

(2) 投資損失引当金

投資損失引当金は、投資に対する損失に備えるため、有価証券等の発行会社の財政状態等を勘案して必要と認められる額を計上しております。

(3) 賞与引当金

賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当事業年度に帰属する額を計上しております。

(4) 役員賞与引当金

役員賞与引当金は、役員（執行役員を含む、以下同じ。）に対する賞与の支払いに備えるため、役員に対する賞与の支給見込額のうち、当事業年度に帰属する額を計上しております。

(5) 退職給付引当金

退職給付引当金は、従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務：

その発生年度の従業員の平均残存勤務期間内の一定の年数（9年）による定額法により損益処理

数理計算上の差異：

各発生年度の従業員の平均残存勤務期間内の一定の年数（9年）による定額法により按分した額をそれぞれ発生の翌事業年度から損益処理

(6) 役員退職慰労引当金

役員退職慰労引当金は、役員（執行役員を含む。）に対する退職慰労金の支払いに備えるため、内規に基づく当事業年度末の要支給額を計上しております。

(7) ポイント引当金

ポイント引当金は、「One's plus」におけるポイントの将来の利用による負担に備えるため、未利用の付与済ポイントを金額に換算した残高のうち、将来利用される見込額を合理的に見積もり、必要と認める額を計上しております。

(8) 預金払戻引当金
預金払戻引当金は、一定の条件を満たし負債計上を中止した預金について、預金者からの払戻請求に備えるため、過去の払戻実績に基づく将来の払戻損失見込額を計上しております。負債計上を中止した預金の預金者への払戻については、従来は払戻時に損失処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」(日本公認会計士協会　監査・保証実務委員会報告第42号)が平成19年4月13日付で公表されたことを踏まえ、当事業年度より過去の払戻実績に基づく将来の払戻損失見込額を引き当てる方法に変更しております。
この結果、従来の方法によった場合に比べ、経常利益及び税引前当期純利益は9,587百万円それぞれ減少しております。

(9) 金融商品取引責任準備金
受託等をした市場デリバティブ取引に関して生じた事故による損失の補てんに充てるため、金融商品取引法第48条の3の規定に基づき計上しております。
なお、従来、金融先物取引法第81条に基づき、金融先物取引責任準備金を計上しておりましたが、平成19年9月30日に金融商品取引法が施行されたことに伴い、当事業年度から金融商品取引責任準備金として計上しております。

8. リース取引の処理方法
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

9. ヘッジ会計の方法
・金利リスク・ヘッジ
金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジを適用しております。
小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。)に規定する繰延ヘッジを適用しております。
相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。
個別ヘッジについても、当該個別ヘッジに係る有効性の評価をしております。
また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当事業年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は17,608百万円(税効果額控除前)、繰延ヘッジ利益の総額は13,358百万円(同前)であります。
・為替変動リスク・ヘッジ
異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。)に基づく繰延ヘッジを適用しております。
これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。
また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。
・内部取引等
デリバティブ取引のうち特定取引勘定とそれ以外の勘定との間(又は内部部門間)の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。

10. 消費税等の会計処理
消費税及び地方消費税の会計処理は、税抜方式によっております。

【会計方針の変更】
(金融商品に関する会計基準)
「金融商品に関する会計基準」(企業会計基準第10号)及び「金融商品会計に関する実務指針」(日本公認会計士協会会計制度委員会報告第14号)等における有価証券の範囲に関する規定が平成19年6月15日付及び同7月4日付で一部改正され、金融商品取引法の施行日以後に終了する事業年度から適用されることになったことに伴い、当事業年度から改正会計基準及び実務指針を適用しております。

注記事項（当事業年度　自 平成19年4月1日　至 平成20年3月31日）

（貸借対照表関係）

※1. 親会社株式の金額　69,914百万円

※2. 関係会社の株式及び出資総額（親会社株式を除く）　1,362,021百万円

※3. 無担保の消費貸借契約により貸し付けている有価証券が、「国債」及び「株式」に合計2,938百万円含まれております。
無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は1,758,728百万円、当事業年度末に当該処分をせずに所有しているものは475,844百万円であります。

※4. 貸出金のうち、破綻先債権額は48,734百万円、延滞債権額は437,699百万円であります。
なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。
また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

※5. 貸出金のうち、3カ月以上延滞債権額は23,747百万円であります。
なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

※6. 貸出金のうち、貸出条件緩和債権額は260,405百万円であります。
なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

※7. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は770,587百万円であります。
なお、上記4.から7.に掲げた債権額は、貸倒引当金控除前の金額であります。

※8. 手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は727,646百万円であります。

※9. 担保に供している資産は次のとおりであります。

担保に供している資産	
現金預け金	34,403百万円
特定取引資産	672,766百万円
有価証券	8,145,467百万円
貸出金	909,169百万円
担保資産に対応する債務	
コールマネー	1,135,000百万円
売現先勘定	1,711,287百万円
債券貸借取引受入担保金	5,379,076百万円
借用金	1,410,200百万円
支払承諾	141,996百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金7,715百万円、特定取引資産601,560百万円、有価証券3,862,830百万円、買入金銭債権427百万円、貸出金888,532百万円を差し入れております。
また、「その他の資産」のうち保証金は67,616百万円であります。

※10. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、38,528,695百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが32,914,743百万円あります。
なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

※11. 土地の再評価に関する法律（平成10年3月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。
再評価を行った年月日
平成10年3月31日及び平成14年3月31日
同法律第3条第3項に定める再評価の方法
土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。

※12. 有形固定資産の減価償却累計額　439,582百万円

※13. 有形固定資産の圧縮記帳額　65,401百万円
（当事業年度圧縮記帳額　―百万円）

※14. 借入金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金1,978,630百万円が含まれております。

※15. 社債には、劣後特約付社債2,020,516百万円が含まれております。

※16. 「有価証券」中の「社債」のうち、有価証券の私募（金融商品取引法第2条第3項）による社債に対する当行の保証債務の額は2,148,366百万円であります。

（損益計算書関係）

※1. その他の経常費用には、延滞債権等を売却したことによる損失33,209百万円及び投資損失引当金繰入額12,801百万円を含んでおります。

※2. 当事業年度において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

（金額単位　百万円）

地域	主な用途	種類	減損損失額
首都圏	遊休資産　27物件	土地、建物等	1,196
近畿圏	遊休資産　13物件	土地、建物等	3,052
その他	遊休資産　13物件	土地、建物等	451

当行は、継続的な収支の管理・把握を実施している各営業拠点（物理的に同一の資産を共有する拠点）をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また遊休資産については、物件ごとにグルーピングの単位としております。
当事業年度は、遊休資産について、投資額の回収が見込まれない場合に、帳簿価額を回収可能価額まで減額し、当該減少額を減損損失として特別損失に計上しております。
回収可能価額は、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

（株主資本等変動計算書関係）

該当ありません。

（リース取引関係）

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

・リース物件の取得価額相当額、減価償却累計額相当額及び事業年度末残高相当額

（金額単位　百万円）

	動産	その他	合計
取得価額相当額	4,593	493	5,086
減価償却累計額相当額	1,885	315	2,200
事業年度末残高相当額	2,707	178	2,885

・未経過リース料事業年度末残高相当額

（金額単位　百万円）

1年内	1年超	合計
841	2,163	3,005

・当事業年度の支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	984百万円
減価償却費相当額	876百万円
支払利息相当額	120百万円

・減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

・利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各事業年度への配分方法については、利息法によっております。

2. オペレーティング・リース取引

・未経過リース料

（金額単位　百万円）

1年内	1年超	合計
8,521	49,824	58,346

（税効果会計関係）

1. 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

（金額単位　百万円）

	平成19年度
繰延税金資産	
税務上の繰越欠損金	813,489
貸出金償却	104,624
有価証券償却	576,790
貸倒引当金	99,283
投資損失引当金	5,201
退職給付引当金	47,075
減価償却費	6,292
繰延ヘッジ損益	51,398
その他	59,324
繰延税金資産小計	1,763,480
評価性引当額	△669,394
繰延税金資産合計	1,094,085
繰延税金負債	
その他有価証券評価差額金	△197,616
退職給付信託設定益	△41,577
退職給付信託返還有価証券	△20,282
その他	△11,358
繰延税金負債合計	△270,834
繰延税金資産の純額	823,251

2. 法定実効税率と税効果会計適用後の法人税等の負担率との間の差異の原因となった主な項目別の内訳

（単位　%）

法定実効税率	40.63
（調整）	
受取配当金益金不算入	△1.87
外国税額	1.94
評価性引当額	19.58
その他	△0.82
税効果会計適用後の法人税等の負担率	59.46

（1株当たり情報）

（金額単位　円）

1株当たり純資産額	58,204.22
1株当たり当期純利益	3,540.84
潜在株式調整後1株当たり当期純利益	―

（注）1. 1株当たり当期純利益及び潜在株式調整後1株当たり当期純利益の算定上の基礎は、次のとおりであります。

1株当たり当期純利益	
当期純利益	205,742百万円
普通株主に帰属しない金額	6,195百万円
（うち優先配当額）	6,195百万円
普通株式に係る当期純利益	199,547百万円
普通株式の期中平均株式数	56,355千株
潜在株式調整後1株当たり当期純利益	
当期純利益調整額	―百万円
（うち優先配当額）	―百万円
普通株式増加数	―千株
（うち優先株式）	―千株
希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含めなかった潜在株式の概要	―

2. 潜在株式調整後1株当たり当期純利益につきましては、潜在株式が存在しないため、記載しておりません。

3. 1株当たり純資産額の算定上の基礎は、次のとおりであります。

純資産の部の合計額	3,493,249百万円
純資産の部の合計額から控除する金額	213,100百万円
（うち優先株式）	210,003百万円
（うち優先配当額）	3,097百万円
普通株式に係る期末の純資産額	3,280,148百万円
1株当たり純資産額の算定に用いられた期末の普通株式の数	56,355千株

有価証券関係（平成19年度　自 平成19年4月1日　至 平成20年3月31日）

有価証券の範囲

貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券及び短期社債、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権及び商品投資受益権も含めて記載しております。

(1) 売買目的有価証券

（金額単位　百万円）

	平成20年3月末	
	貸借対照表計上額	当期の損益に含まれた評価差額
売買目的有価証券	1,064,581	569

(2) 満期保有目的の債券で時価のあるもの

（金額単位　百万円）

	平成20年3月末				
	貸借対照表計上額	時価	差額	うち益	うち損
国債	614,081	624,829	10,747	12,035	1,287
地方債	97,311	98,903	1,591	1,591	—
社債	380,770	385,506	4,736	4,746	10
合計	1,092,163	1,109,238	17,075	18,373	1,298

（注）1. 時価は、当事業年度末日における市場価格等に基づいております。
2.「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) 子会社株式及び関連会社株式で時価のあるもの

（金額単位　百万円）

	平成20年3月末		
	貸借対照表計上額	時価	差額
子会社株式	43,699	57,576	13,876
関連会社株式	133,048	120,225	△12,822
合計	176,748	177,802	1,054

（注）時価は、当事業年度末日における市場価格等に基づいております。

(4) その他有価証券で時価のあるもの

（金額単位　百万円）

	平成20年3月末				
	取得原価	貸借対照表計上額	評価差額	うち益	うち損
株式	1,924,016	2,860,340	936,324	992,665	56,341
債券	8,882,540	8,753,032	△129,508	15,579	145,087
国債	8,313,837	8,185,168	△128,669	14,857	143,526
地方債	234,612	233,867	△745	207	952
社債	334,090	333,997	△93	514	607
その他	4,980,968	4,929,901	△51,067	22,533	73,600
合計	15,787,525	16,543,274	755,749	1,030,778	275,029

（注）1. 貸借対照表計上額は、株式については当事業年度末前1カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当事業年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
3. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって貸借対照表価額とし、評価差額を当期の損失として処理（以下、「減損処理」という。）しております。当期におけるこの減損処理額は93,194百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(5) 時価評価されていない有価証券の主な内容及び貸借対照表計上額

（金額単位　百万円）

	平成20年3月末
子会社・関連会社株式	
子会社株式	1,119,810
関連会社株式	11,696
その他	53,764
その他有価証券	
非上場株式（店頭売買株式を除く）	329,891
非上場債券	2,791,413
非上場外国証券	559,964
その他	472,470

(6) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

（金額単位　百万円）

	平成20年3月末			
	1年以内	1年超5年以内	5年超10年以内	10年超
債券	2,051,011	7,334,169	1,569,860	1,681,567
国債	1,637,379	5,087,714	439,088	1,635,066
地方債	64,060	114,043	152,676	398
社債	349,571	2,132,411	978,096	46,102
その他	579,583	3,755,909	560,506	386,561
合計	2,630,595	11,090,079	2,130,367	2,068,128

有価証券関係 (平成18年度　自 平成18年4月1日　至 平成19年3月31日)

有価証券の範囲

貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券及び短期社債、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権及び商品投資受益権も含めて記載しております。

(1) 売買目的有価証券

(金額単位　百万円)

	平成19年3月末	
	貸借対照表計上額	当期の損益に含まれた評価差額
売買目的有価証券	1,108,347	400

(2) 満期保有目的の債券で時価のあるもの

(金額単位　百万円)

	平成19年3月末				
	貸借対照表計上額	時価	差額		
				うち益	うち損
国債	629,562	621,518	△8,044	20	8,064
地方債	97,102	95,307	△1,794	—	1,794
社債	380,142	376,735	△3,406	—	3,406
その他	5,326	5,507	180	180	—
合計	1,112,133	1,099,069	△13,064	200	13,265

(注) 1. 時価は、当事業年度末日における市場価格等に基づいております。
2.「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) 子会社株式及び関連会社株式で時価のあるもの

(金額単位　百万円)

	平成19年3月末		
	貸借対照表計上額	時価	差額
子会社株式	43,569	102,243	58,674
関連会社株式	228,334	177,618	△50,716
合計	271,903	279,861	7,958

(注) 時価は、当事業年度末日における市場価格等に基づいております。

(4) その他有価証券で時価のあるもの

(金額単位　百万円)

	平成19年3月末				
	取得原価	貸借対照表計上額	評価差額		
				うち益	うち損
株式	1,924,707	3,903,456	1,978,749	1,990,476	11,727
債券	7,511,158	7,359,713	△151,444	748	152,193
国債	6,433,016	6,297,790	△135,225	367	135,593
地方債	431,667	423,605	△8,062	112	8,175
社債	646,474	638,317	△8,157	267	8,425
その他	2,478,521	2,484,108	5,587	37,469	31,882
合計	11,914,387	13,747,279	1,832,891	2,028,694	195,802

(注) 1. 貸借対照表計上額は、株式については当事業年度末前1カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当事業年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
3. 上記の評価差額から繰延税金負債573,268百万円を差し引いた額1,259,623百万円が「その他有価証券評価差額金」に含まれております。

4. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって貸借対照表価額とし、評価差額を当期の損失として処理（以下、「減損処理」という。）しております。当期におけるこの減損処理額は6,453百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(5) 時価評価されていない有価証券の主な内容及び貸借対照表計上額

(金額単位　百万円)

	平成19年3月末
子会社・関連会社株式	
子会社株式	1,164,526
関連会社株式	10,417
その他	46,711
その他有価証券	
非上場株式（店頭売買株式を除く）	358,692
非上場債券	2,813,486
非上場外国証券	428,635
その他	447,546

(6) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

(金額単位　百万円)

	平成19年3月末			
	1年以内	1年超5年以内	5年超10年以内	10年超
債券	3,423,932	3,593,280	2,261,919	2,000,875
国債	2,784,983	1,353,791	884,520	1,904,058
地方債	83,763	132,485	304,038	421
社債	555,185	2,107,003	1,073,360	96,396
その他	501,595	422,888	678,139	783,940
合計	3,925,527	4,016,169	2,940,058	2,784,816

金銭の信託関係（平成19年度　自 平成19年4月1日　至 平成20年3月31日）

(1) 運用目的の金銭の信託

（金額単位　百万円）

	平成20年3月末	
	貸借対照表計上額	当期の損益に含まれた評価差額
運用目的の金銭の信託	1,488	3

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託（運用目的及び満期保有目的以外の金銭の信託）

（金額単位　百万円）

	平成20年3月末				
	取得原価	貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	5,870	5,841	△29	—	29

（注）1. 貸借対照表計上額は、当事業年度末日における市場価格等に基づく時価により計上したものであります。
2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

金銭の信託関係（平成18年度　自 平成18年4月1日　至 平成19年3月31日）

(1) 運用目的の金銭の信託

該当ありません。

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託（運用目的及び満期保有目的以外の金銭の信託）

（金額単位　百万円）

	平成19年3月末				
	取得原価	貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	2,602	2,924	322	322	—

（注）1. 貸借対照表計上額は、当事業年度末日における市場価格等に基づく時価により計上したものであります。
2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
3. 上記の評価差額から繰延税金負債130百万円を差し引いた額191百万円が「その他有価証券評価差額金」に含まれております。

取引の時価等に関する事項

(1) 金利関連取引

（金額単位　百万円）

区分	種類	平成20年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	金利先物	55,486,102	3,042,166	5,568	5,568
	金利オプション	822,328	—	1	1
店頭	金利スワップ	379,459,935	277,686,049	185,974	185,974
	金利スワップション	5,104,373	3,536,751	5,151	5,151
	キャップ	786,071	668,165	△249	△249
	フロアー	224,561	182,121	△345	△345
合計				196,100	196,100

（注）1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京金融取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデルにより算定しております。

(2) 通貨関連取引

（金額単位　百万円）

区分	種類	平成20年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	通貨スワップ	11,726,433	9,559,076	△86,311	117,002
	通貨スワップション	1,760,163	1,732,745	16,568	16,568
	為替予約	35,038,108	2,856,522	151,727	151,727
	通貨オプション	11,782,419	5,252,402	25,029	25,029
合計				107,014	310,328

（注）1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
割引現在価値やオプション価格計算モデルにより算定しております。

(3) 株式関連取引

（金額単位　百万円）

区分	種類	平成20年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	株式指数先物	126,341	—	198	198
店頭	有価証券店頭オプション	34,000	34,000	—	—
合計				198	198

（注）1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、オプション価格計算モデルにより算定しております。

(4) 債券関連取引

（金額単位　百万円）

区分	種類	平成20年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	債券先物	3,293,223	—	△578	△578
	債券先物オプション	14,500	—	65	65
店頭	債券店頭オプション	480,000	—	549	549
合計				36	36

（注）1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデルにより算定しております。

(5) 商品関連取引

（金額単位　百万円）

区分	種類	平成20年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	商品先物	208	—	2	2
店頭	商品スワップ	486,298	457,810	75,183	75,183
	商品オプション	34,405	11,691	4,513	4,513
合計				79,700	79,700

（注）1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、ニューヨーク・マーカンタイル取引所等における最終の価格によっております。
店頭取引につきましては、取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3. 商品は燃料及び金属等に係るものであります。

(6) クレジットデリバティブ取引

（金額単位　百万円）

区分	種類	平成20年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	クレジット・デフォルト・オプション	881,501	594,001	4,645	4,645
	その他	20	—	—	—
合計				4,645	4,645

（注）1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
割引現在価値やオプション価格計算モデルにより算定しております。

デリバティブ取引関係（平成18年度 自 平成18年4月1日 至 平成19年3月31日）

取引の時価等に関する事項

(1) 金利関連取引

（金額単位 百万円）

区分	種類	平成19年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	金利先物	111,773,797	5,597,751	1,298	1,298
	金利オプション	118,090	—	△20	△20
店頭	金利先渡契約	850,000	100,000	50	50
	金利スワップ	398,826,848	305,107,904	110,067	110,067
	金利スワップション	4,776,120	3,202,405	18,595	18,595
	キャップ	792,904	682,576	△533	△533
	フロアー	208,267	161,888	△104	△104
合計				129,352	129,352

（注）1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデルにより算定しております。

(2) 通貨関連取引

（金額単位 百万円）

区分	種類	平成19年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	通貨スワップ	11,515,828	9,337,443	△66,342	△52,828
	通貨スワップション	1,762,862	1,754,005	7,636	7,636
	為替予約	48,100,982	2,479,143	△5,371	△5,371
	通貨オプション	8,632,255	4,484,878	△62,834	△62,834
合計				△126,912	△113,398

（注）1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
割引現在価値やオプション価格計算モデルにより算定しております。

(3) 株式関連取引

（金額単位 百万円）

区分	種類	平成19年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	株式指数先物	32,188	—	252	252
店頭	有価証券店頭オプション	34,000	34,000	—	—
合計				252	252

（注）1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、オプション価格計算モデルにより算定しております。

(4) 債券関連取引

（金額単位 百万円）

区分	種類	平成19年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	債券先物	1,322,591	—	215	215
合計				215	215

（注）1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデルにより算定しております。

(5) 商品関連取引

（金額単位 百万円）

区分	種類	平成19年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	商品先物	597	—	3	3
	商品先物オプション	1,898	—	—	—
店頭	商品スワップ	551,030	519,876	87,754	87,754
	商品オプション	14,109	13,040	5,253	5,253
合計				93,011	93,011

（注）1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、ニューヨーク・マーカンタイル取引所等における最終の価格によっております。
店頭取引につきましては、取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3. 商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引

（金額単位 百万円）

区分	種類	平成19年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	クレジット・デフォルト・オプション	788,000	783,000	△253	△253
	その他	80	—	—	—
合計				△253	△253

（注）1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
割引現在価値やオプション価格計算モデルにより算定しております。

損益の状況（連結）

■国内・海外別収支

（金額単位　百万円）

区分	平成18年度 国内	平成18年度 海外	平成18年度 相殺消去額(△)	平成18年度 合計	平成19年度 国内	平成19年度 海外	平成19年度 相殺消去額(△)	平成19年度 合計
資金運用収益	1,411,367	593,969	△55,102	1,950,234	1,518,852	668,838	△65,060	2,122,630
資金調達費用	419,280	408,872	△31,373	796,779	503,975	457,941	△48,276	913,640
資金運用収支	992,086	185,097	△23,728	1,153,455	1,014,876	210,897	△16,784	1,208,989
信託報酬	3,482	—	—	3,482	3,710	—	—	3,710
役務取引等収益	518,851	59,223	△639	577,435	479,366	71,996	△1,309	550,053
役務取引等費用	104,406	7,353	△345	111,413	108,379	10,537	△1,047	117,869
役務取引等収支	414,445	51,870	△293	466,021	370,986	61,459	△261	432,184
特定取引収益	118,694	21,459	△21,564	118,589	449,958	30,848	△31,665	449,141
特定取引費用	10,720	12,780	△21,564	1,936	15,242	16,423	△31,665	—
特定取引収支	107,974	8,679	—	116,653	434,715	14,425	—	449,141
その他業務収益	179,271	18,294	△394	197,172	208,285	18,986	△2	227,270
その他業務費用	225,707	10,759	△174	236,292	459,726	1,550	△0	461,276
その他業務収支	△46,435	7,535	△219	△39,120	△251,440	17,436	△2	△234,006

（注）1.「国内」とは、当行（海外店を除く。）及び国内連結子会社であり、「海外」とは、当行の海外店及び在外連結子会社であります。
2. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用（平成18年度5百万円、平成19年度10百万円）を資金調達費用から控除して表示しております。
3.「国内」「海外」間の内部取引は、「相殺消去額（△）」欄に表示しております。

■資金運用・調達勘定平均残高、利息、利回り

（金額単位　百万円）

国内	平成18年度 平均残高	平成18年度 利息	平成18年度 利回り	平成19年度 平均残高	平成19年度 利息	平成19年度 利回り
資金運用勘定	76,675,402	1,411,367	1.84%	75,205,377	1,518,852	2.02%
うち貸出金	52,294,389	975,869	1.87	52,218,671	1,115,012	2.14
うち有価証券	19,724,688	330,569	1.68	17,931,827	288,315	1.61
うちコールローン及び買入手形	777,805	17,367	2.23	632,627	13,128	2.08
うち買現先勘定	41,945	94	0.23	67,129	382	0.57
うち債券貸借取引支払保証金	1,329,318	4,857	0.37	980,818	7,032	0.72
うち預け金	1,027,774	26,863	2.61	1,840,501	34,684	1.88
資金調達勘定	79,416,907	419,280	0.53	79,264,153	503,975	0.64
うち預金	65,216,658	177,587	0.27	65,551,997	244,101	0.37
うち譲渡性預金	2,563,245	6,064	0.24	2,600,739	15,325	0.59
うちコールマネー及び売渡手形	2,908,959	4,294	0.15	2,094,184	10,894	0.52
うち売現先勘定	157,630	430	0.27	101,085	582	0.58
うち債券貸借取引受入担保金	2,301,547	60,856	2.64	2,041,013	45,499	2.23
うち借用金	2,288,969	47,872	2.09	3,030,071	66,531	2.20
うち短期社債	3,560	14	0.40	1,450	9	0.68
うち社債	3,627,408	67,408	1.86	3,565,619	71,821	2.01

（注）1.「国内」とは、当行（海外店を除く。）及び国内連結子会社であります。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の国内連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高（平成18年度1,088,877百万円、平成19年度791,342百万円）を資金運用勘定から控除して表示しております。
4. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高（平成18年度2,607百万円、平成19年度2,771百万円）を資金運用勘定から、金銭の信託運用見合額の平均残高（平成18年度2,607百万円、平成19年度2,771百万円）及び利息（平成18年度5百万円、平成19年度10百万円）を資金調達勘定から、それぞれ控除して表示しております。

（金額単位　百万円）

海外	平成18年度			平成19年度		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	11,228,957	593,969	5.29%	12,724,231	668,838	5.26%
うち貸出金	7,836,742	401,424	5.12	8,789,302	466,604	5.31
うち有価証券	1,109,298	62,710	5.65	1,139,822	62,162	5.45
うちコールローン及び買入手形	200,194	10,824	5.41	268,662	12,827	4.77
うち買現先勘定	145,659	7,003	4.81	278,935	6,661	2.39
うち債券貸借取引支払保証金	—	—	—	—	—	—
うち預け金	1,527,271	72,910	4.77	1,844,837	71,185	3.86
資金調達勘定	8,929,624	408,872	4.58	8,833,141	457,941	5.18
うち預金	6,985,307	282,707	4.05	7,101,518	256,777	3.62
うち譲渡性預金	738,076	37,618	5.10	660,930	36,045	5.45
うちコールマネー及び売渡手形	325,729	14,520	4.46	314,091	12,675	4.04
うち売現先勘定	352,703	17,923	5.08	207,412	6,802	3.28
うち債券貸借取引受入担保金	—	—	—	—	—	—
うち借用金	91,801	2,931	3.19	197,127	10,436	5.29
うち短期社債	—	—	—	—	—	—
うち社債	348,240	20,930	6.01	268,000	17,447	6.51

（注）1.「海外」とは、当行の海外店及び在外連結子会社であります。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の在外連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高（平成18年度48,320百万円、平成19年度75,204百万円）を資金運用勘定から控除して表示しております。

（金額単位　百万円）

合計	平成18年度			平成19年度		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	87,160,682	1,950,234	2.24%	86,842,369	2,122,630	2.44%
うち貸出金	59,486,052	1,348,997	2.27	60,139,056	1,538,387	2.56
うち有価証券	20,833,987	369,548	1.77	19,071,650	333,692	1.75
うちコールローン及び買入手形	978,000	28,192	2.88	901,289	25,955	2.88
うち買現先勘定	187,604	7,098	3.78	346,065	7,044	2.04
うち債券貸借取引支払保証金	1,329,318	4,857	0.37	980,818	7,032	0.72
うち預け金	2,457,987	96,700	3.93	3,468,732	100,826	2.91
資金調達勘定	87,602,397	796,779	0.91	87,009,800	913,640	1.05
うち預金	72,104,532	457,221	0.63	72,436,730	495,834	0.68
うち譲渡性預金	3,301,321	43,683	1.32	3,261,670	51,370	1.57
うちコールマネー及び売渡手形	3,234,688	18,815	0.58	2,408,276	23,570	0.98
うち売現先勘定	510,333	18,353	3.60	308,497	7,384	2.39
うち債券貸借取引受入担保金	2,301,547	60,856	2.64	2,041,013	45,499	2.23
うち借用金	1,735,608	22,504	1.30	2,358,205	33,736	1.43
うち短期社債	3,560	14	0.40	1,450	9	0.68
うち社債	3,975,649	88,338	2.22	3,833,620	89,269	2.33

（注）1. 上記計数は、「国内」「海外」間の内部取引を消去した合算計数であります。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高（平成18年度1,136,823百万円、平成19年度866,367百万円）を資金運用勘定から控除して表示しております。
4. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高（平成18年度2,607百万円、平成19年度2,771百万円）を資金運用勘定から、金銭の信託運用見合額の平均残高（平成18年度2,607百万円、平成19年度2,771百万円）及び利息（平成18年度5百万円、平成19年度10百万円）を資金調達勘定から、それぞれ控除して表示しております。

■役務取引の状況

（金額単位　百万円）

区分	平成18年度				平成19年度			
	国内	海外	相殺消去額（△）	合計	国内	海外	相殺消去額（△）	合計
役務取引等収益	518,851	59,223	△639	577,435	479,366	71,996	△1,309	550,053
うち預金・貸出業務	25,649	40,664	—	66,313	25,285	49,217	—	74,503
うち為替業務	124,972	9,166	△0	134,137	126,743	8,568	△177	135,135
うち証券関連業務	35,484	271	—	35,756	15,118	58	—	15,176
うち代理業務	16,594	—	—	16,594	16,044	—	—	16,044
うち保護預り・貸金庫業務	7,318	4	—	7,322	7,140	4	—	7,144
うち保証業務	44,860	1,266	△391	45,734	42,864	4,150	△393	46,621
うちクレジットカード関連業務	6,903	—	—	6,903	6,878	—	—	6,878
役務取引等費用	104,406	7,353	△345	111,413	108,379	10,537	△1,047	117,869
うち為替業務	25,135	2,262	△198	27,200	26,683	5,103	△174	31,612

（注）1.「国内」とは、当行（海外店を除く。）及び国内連結子会社であり、「海外」とは、当行の海外店及び在外連結子会社であります。
2.「国内」「海外」間の内部取引は、「相殺消去額（△）」欄に表示しております。

■特定取引の状況

（金額単位　百万円）

区分	平成18年度				平成19年度			
	国内	海外	相殺消去額（△）	合計	国内	海外	相殺消去額（△）	合計
特定取引収益	118,694	21,459	△21,564	118,589	449,958	30,848	△31,665	449,141
うち商品有価証券収益	6,099	37	—	6,136	652	324	—	976
うち特定取引有価証券収益	—	—	—	—	2,705	228	—	2,934
うち特定金融派生商品収益	109,351	21,422	△21,564	109,208	439,734	30,296	△31,665	438,365
うちその他の特定取引収益	3,244	—	—	3,244	6,865	—	—	6,865
特定取引費用	10,720	12,780	△21,564	1,936	15,242	16,423	△31,665	—
うち商品有価証券費用	—	—	—	—	—	—	—	—
うち特定取引有価証券費用	1,928	7	—	1,936	—	—	—	—
うち特定金融派生商品費用	8,791	12,773	△21,564	—	15,242	16,423	△31,665	—
うちその他の特定取引費用	—	—	—	—	—	—	—	—

（注）1.「国内」とは、当行（海外店を除く。）及び国内連結子会社であり、「海外」とは、当行の海外店及び在外連結子会社であります。
2.「国内」「海外」間の内部取引は、「相殺消去額（△）」欄に表示しております。

資産・負債の状況（連結）

■預金・譲渡性預金

期末残高

（金額単位　百万円）

区分		平成19年3月末	平成20年3月末
国内	流動性預金	41,307,135	40,937,520
	定期性預金	21,273,969	21,906,417
	その他	3,273,252	4,076,061
	計	65,854,357	66,919,999
	譲渡性預金	1,920,747	2,307,506
	合計	67,775,104	69,227,505
海外	流動性預金	5,331,444	4,613,034
	定期性預金	1,006,300	1,227,907
	その他	8,241	6,793
	計	6,345,986	5,847,735
	譲渡性預金	705,470	817,143
	合計	7,051,456	6,664,878
総合計		74,826,561	75,892,384

（注）1.「国内」とは、当行（海外店を除く。）及び国内連結子会社であり、「海外」とは、当行の海外店及び在外連結子会社であります。
2. 流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金
3. 定期性預金＝定期預金＋定期積金

■貸出金の業種別構成

期末残高

（金額単位　百万円）

区分		平成19年3月末		平成20年3月末	
		金額	構成比	金額	構成比
国内（除く特別国際金融取引勘定分）	製造業	5,594,929	10.65%	5,647,304	10.55%
	農業、林業、漁業及び鉱業	139,509	0.27	145,627	0.27
	建設業	1,435,549	2.73	1,358,113	2.54
	運輸、情報通信、公益事業	3,035,500	5.78	3,054,126	5.70
	卸売・小売業	5,502,101	10.47	5,319,595	9.94
	金融・保険業	5,169,458	9.84	5,543,367	10.35
	不動産業	7,626,700	14.51	7,755,616	14.48
	各種サービス業	6,371,973	12.13	6,084,951	11.36
	地方公共団体	648,704	1.23	846,982	1.58
	その他	17,021,236	32.39	17,796,195	33.23
	合計	52,545,664	100.00	53,551,882	100.00
海外及び特別国際金融取引勘定分	政府等	35,783	0.51	32,848	0.35
	金融機関	481,228	6.80	621,385	6.60
	商工業	5,977,548	84.52	7,826,252	83.07
	その他	577,624	8.17	940,232	9.98
	合計	7,072,185	100.00	9,420,719	100.00
総合計		59,617,850	—	62,972,601	—

（注）「国内」とは、当行（海外店を除く。）及び国内連結子会社であり、「海外」とは、当行の海外店及び在外連結子会社であります。

■リスク管理債権

227ページの「リスク管理債権」に単体計数と並べて掲載しております。

■有価証券残高

期末残高

（金額単位　百万円）

区分		平成19年3月末	平成20年3月末
国内	国債	7,640,064	9,339,958
	地方債	571,103	439,228
	社債	4,066,497	3,876,433
	株式	4,535,384	3,431,541
	その他の証券	2,286,002	4,202,554
	計	19,099,052	21,289,716
海外	国債	—	—
	地方債	—	—
	社債	—	—
	株式	—	—
	その他の証券	1,205,587	1,871,186
	計	1,205,587	1,871,186
合計		20,304,639	23,160,903

（注）1.「国内」とは、当行（海外店を除く。）及び国内連結子会社であり、「海外」とは、当行の海外店及び在外連結子会社であります。
　　　2.「その他の証券」には、外国債券及び外国株式を含めております。

■特定取引資産・負債の内訳

（金額単位　百万円）

区分	平成19年3月末				平成20年3月末			
	国内	海外	相殺消去額（△）	合計	国内	海外	相殺消去額（△）	合計
特定取引資産	2,890,685	397,304	△25,647	3,262,341	3,621,893	490,723	△31,135	4,081,480
うち商品有価証券	12,388	25,355	—	37,744	180,670	7,082	—	187,753
うち商品有価証券派生商品	373	—	—	373	3,026	—	—	3,026
うち特定取引有価証券	—	—	—	—	—	—	—	—
うち特定取引有価証券派生商品	2,344	—	—	2,344	10,440	—	—	10,440
うち特定金融派生商品	1,778,913	371,949	△25,647	2,125,214	2,543,384	483,640	△31,135	2,995,890
うちその他の特定取引資産	1,096,664	—	—	1,096,664	884,370	—	—	884,370
特定取引負債	1,570,763	396,026	△25,647	1,941,142	2,310,969	391,720	△31,135	2,671,554
うち売付商品債券	10,247	4,349	—	14,597	18,984	733	—	19,718
うち商品有価証券派生商品	275	—	—	275	3,871	—	—	3,871
うち特定取引売付債券	—	—	—	—	—	—	—	—
うち特定取引有価証券派生商品	1,975	—	—	1,975	10,196	—	—	10,196
うち特定金融派生商品	1,558,265	391,676	△25,647	1,924,294	2,277,917	390,986	△31,135	2,637,768
うちその他の特定取引負債	—	—	—	—	—	—	—	—

（注）1.「国内」とは、当行（海外店を除く。）及び国内連結子会社であり、「海外」とは、当行の海外店及び在外連結子会社であります。
　　　2.「国内」「海外」間の内部取引は、「相殺消去額（△）」欄に表示しております。

損益の状況（単体）

■国内・国際業務部門別粗利益

（単位　百万円、％）

区分	平成18年度			平成19年度		
	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門	合計
資金運用収益	1,037,393	669,110	(332) 1,706,170	1,172,852	702,275	(8,851) 1,866,277
資金調達費用	133,203	635,846	(332) 768,717	258,227	646,082	(8,851) 895,458
資金運用収支	904,189	33,263	937,452	914,625	56,193	970,818
信託報酬	3,479	2	3,482	3,710	—	3,710
役務取引等収益	385,202	79,969	465,171	361,444	91,082	452,527
役務取引等費用	95,323	16,431	111,754	98,409	21,755	120,165
役務取引等収支	289,878	63,538	353,416	263,035	69,327	332,362
特定取引収益	4,047	99,671	103,719	8,531	432,454	440,985
特定取引費用	162	1,936	2,098	—	—	—
特定取引収支	3,885	97,735	101,620	8,531	432,454	440,985
その他業務収益	42,813	63,912	106,725	59,530	62,281	121,812
その他業務費用	94,305	63,902	158,207	51,146	333,759	384,906
その他業務収支	△51,491	9	△51,482	8,383	△271,477	△263,093
業務粗利益	1,149,941	194,548	1,344,490	1,198,285	286,497	1,484,783
業務粗利益率	1.74	1.34	1.67	1.82	1.75	1.86

（注）1. 国内業務部門は国内店の円建取引、国際業務部門は国内店の外貨建取引及び海外店の取引であります。ただし、円建対非居住者取引、特別国際金融取引勘定分等は国際業務部門に含めております。
2. 資金調達費用は金銭の信託運用見合費用（平成18年度5百万円、平成19年度10百万円）を控除して表示しております。
3. 資金運用収益及び資金調達費用の合計欄の（　）内は、国内業務部門と国際業務部門の間の資金貸借の利息（内書き）であります。なお、金利スワップ利息等の純額表示に伴い、国内業務部門と国際業務部門の合算が合計に一致しない金額（内書き）を含めております。
4. 業務粗利益率＝$\frac{業務粗利益}{資金運用勘定平均残高}\times 100$

■資金運用・調達勘定平均残高、利息、利回り

（金額単位　百万円）

国内業務部門	平成18年度			平成19年度		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	(171,786) 66,077,961	(332) 1,037,393	1.56%	(2,187,759) 65,570,970	(8,851) 1,172,852	1.78%
うち貸出金	47,188,557	817,842	1.73	46,675,889	944,703	2.02
うち有価証券	16,763,472	197,538	1.17	15,123,121	192,292	1.27
うちコールローン	336,503	1,151	0.34	317,648	2,369	0.74
うち買現先勘定	20,304	37	0.18	25,001	137	0.55
うち債券貸借取引支払保証金	1,320,720	4,827	0.36	967,810	6,955	0.71
うち買入手形	55,212	102	0.18	21,588	600	2.78
うち預け金等	51,428	203	0.39	9,639	34	0.35
資金調達勘定	67,955,018	133,203	0.19	67,276,143	258,227	0.38
うち預金	57,374,302	59,125	0.10	57,309,691	126,555	0.22
うち譲渡性預金	2,666,349	6,183	0.23	2,538,711	14,781	0.58
うちコールマネー	1,918,389	3,731	0.19	2,098,638	10,190	0.48
うち売現先勘定	165,270	452	0.27	110,193	630	0.57
うち債券貸借取引受入担保金	878,167	2,412	0.27	1,095,930	5,872	0.53
うち売渡手形	956,126	220	0.02	—	—	—
うち借用金	1,540,098	16,532	1.07	1,901,820	19,738	1.03
うち社債	2,236,416	23,297	1.04	2,105,556	25,297	1.20

（注）1. 資金運用勘定は無利息預け金の平均残高（平成18年度1,021,949百万円、平成19年度740,846百万円）を、資金調達勘定は金銭の信託運用見合額の平均残高（平成18年度2,607百万円、平成19年度2,771百万円）及び利息（平成18年度5百万円、平成19年度10百万円）を、それぞれ控除して表示しております。
2.（　）内は国内業務部門と国際業務部門の間の資金貸借の平均残高及び利息（内書き）であります。なお、金利スワップ利息等の純額表示に伴い、国内業務部門と国際業務部門の合算が合計に一致しない金額（内書き）を含めております。

（金額単位　百万円）

国際業務部門	平成18年度			平成19年度		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	14,513,250	669,110	4.61%	16,324,446	702,275	4.30%
うち貸出金	6,371,044	325,518	5.10	7,573,047	381,575	5.03
うち有価証券	4,095,307	171,500	4.18	3,528,429	129,994	3.68
うちコールローン	452,724	22,351	4.93	368,569	17,033	4.62
うち買現先勘定	98,709	4,026	4.07	242,821	3,625	1.49
うち債券貸借取引支払保証金	—	—	—	—	—	—
うち買入手形	—	—	—	—	—	—
うち預け金等	2,281,869	77,519	3.39	3,424,782	92,911	2.71
資金調達勘定	(171,786) 14,324,084	(332) 635,846	4.43	(2,187,759) 16,253,405	(8,851) 646,082	3.97
うち預金	8,475,843	337,174	3.97	8,670,545	300,291	3.46
うち譲渡性預金	519,589	27,561	5.30	608,181	32,686	5.37
うちコールマネー	332,255	14,986	4.51	336,120	13,746	4.08
うち売現先勘定	316,813	16,071	5.07	186,890	5,558	2.97
うち債券貸借取引受入担保金	1,389,030	58,357	4.20	944,513	39,623	4.19
うち売渡手形	—	—	—	—	—	—
うち借用金	1,359,685	67,618	4.97	1,593,890	83,250	5.22
うち社債	1,440,949	50,186	3.48	1,473,709	51,165	3.47

（注）1. 資金運用勘定は無利息預け金の平均残高（平成18年度51,778百万円、平成19年度78,914百万円）を控除して表示しております。
2. （　）内は国内業務部門と国際業務部門の間の資金貸借の平均残高及び利息（内書き）であります。なお、金利スワップ利息等の純額表示に伴い、国内業務部門と国際業務部門の合算が合計に一致しない金額（内書き）を含めております。
3. 国際業務部門の国内店外貨建取引の平均残高は、月次カレント方式（前月末TT仲値を当該月のノンエクスチェンジ取引に適用する方式）により算出しております。

（金額単位　百万円）

合計	平成18年度			平成19年度		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	80,419,426	1,706,170	2.12%	79,707,657	1,866,277	2.34%
うち貸出金	53,559,601	1,143,361	2.13	54,248,936	1,326,278	2.44
うち有価証券	20,858,779	369,039	1.76	18,651,550	322,287	1.72
うちコールローン	789,228	23,503	2.97	686,218	19,403	2.82
うち買現先勘定	119,013	4,064	3.41	267,822	3,762	1.40
うち債券貸借取引支払保証金	1,320,720	4,827	0.36	967,810	6,955	0.71
うち買入手形	55,212	102	0.18	21,588	600	2.78
うち預け金等	2,333,298	77,722	3.33	3,434,421	92,946	2.70
資金調達勘定	82,107,317	768,717	0.93	81,341,789	895,458	1.10
うち預金	65,850,146	396,300	0.60	65,980,237	426,846	0.64
うち譲渡性預金	3,185,938	33,745	1.05	3,146,892	47,467	1.50
うちコールマネー	2,250,645	18,718	0.83	2,434,759	23,936	0.98
うち売現先勘定	482,083	16,523	3.42	297,083	6,189	2.08
うち債券貸借取引受入担保金	2,267,198	60,770	2.68	2,040,443	45,496	2.22
うち売渡手形	956,126	220	0.02	—	—	—
うち借用金	2,899,784	84,150	2.90	3,495,710	102,988	2.94
うち社債	3,677,365	73,483	1.99	3,579,266	76,463	2.13

（注）1. 資金運用勘定は無利息預け金の平均残高（平成18年度1,073,727百万円、平成19年度819,761百万円）を、資金調達勘定は金銭の信託運用見合額の平均残高（平成18年度2,607百万円、平成19年度2,771百万円）及び利息（平成18年度5百万円、平成19年度10百万円）を、それぞれ控除して表示しております。
2. 国内業務部門と国際業務部門の間の資金貸借の平均残高及び利息は、相殺して記載しております。

■受取・支払利息の分析

（金額単位　百万円）

国内業務部門	平成18年度			平成19年度		
	残高による増減	利率による増減	純増減	残高による増減	利率による増減	純増減
受取利息	402	38,697	39,100	△494	135,953	135,459
うち貸出金	20,326	14,071	34,397	△653	127,514	126,860
うち有価証券	△13,816	24,173	10,356	△9,691	4,445	△5,246
うちコールローン	0	1,087	1,087	△6	1,223	1,217
うち買現先勘定	△1	36	35	10	89	99
うち債券貸借取引支払保証金	△39	4,254	4,214	△552	2,680	2,127
うち買入手形	△3	99	95	△31	528	497
うち預け金等	12	191	203	△82	△86	△169
支払利息	△1,860	80,642	78,782	△30	125,053	125,023
うち預金	194	47,431	47,625	△0	67,430	67,429
うち譲渡性預金	△231	5,562	5,331	△23	8,621	8,597
うちコールマネー	△3	3,661	3,658	381	6,076	6,458
うち売現先勘定	△1	446	445	△74	252	178
うち債券貸借取引受入担保金	0	2,322	2,322	716	2,743	3,459
うち売渡手形	△84	191	106	△110	△110	△220
うち借用金	7,902	△7,937	△35	3,291	△85	3,206
うち社債	△2,358	1,033	△1,325	△436	2,437	2,000

（金額単位　百万円）

国際業務部門	平成18年度			平成19年度		
	残高による増減	利率による増減	純増減	残高による増減	利率による増減	純増減
受取利息	53,903	173,784	227,688	50,809	△17,643	33,165
うち貸出金	55,744	62,364	118,109	56,435	△377	56,057
うち有価証券	1,020	40,481	41,501	△11,902	△29,603	△41,505
うちコールローン	5,794	5,162	10,956	△2,083	△3,234	△5,318
うち買現先勘定	△1,236	903	△333	878	△1,279	△401
うち預け金等	△124	27,189	27,065	22,144	△6,751	15,392
支払利息	51,712	153,386	205,098	43,285	△33,049	10,235
うち預金	35,042	86,705	121,748	△15,010	△21,873	△36,883
うち譲渡性預金	19,049	1,674	20,723	4,756	367	5,124
うちコールマネー	6,920	2,871	9,791	△539	△700	△1,240
うち売現先勘定	6,227	3,491	9,718	△7,179	△3,333	△10,512
うち債券貸借取引受入担保金	△14,233	14,477	243	△9,363	△9,370	△18,733
うち借用金	645	6,432	7,077	12,100	3,530	15,631
うち社債	3,873	2,681	6,555	999	△19	979

（金額単位　百万円）

合計	平成18年度			平成19年度		
	残高による増減	利率による増減	純増減	残高による増減	利率による増減	純増減
受取利息	25,620	254,003	279,624	△1,349	161,456	160,107
うち貸出金	48,167	104,340	152,507	14,889	168,028	182,917
うち有価証券	△18,666	70,525	51,858	△19,578	△27,172	△46,751
うちコールローン	2,847	9,196	12,044	△1,538	△2,562	△4,100
うち買現先勘定	△1,966	1,667	△298	898	△1,199	△301
うち債券貸借取引支払保証金	△39	4,254	4,214	△552	2,680	2,127
うち買入手形	△3	99	95	△31	528	497
うち預け金等	925	26,343	27,268	21,353	△6,130	15,223
支払利息	△6,084	302,800	296,716	△443	127,183	126,740
うち預金	7,416	161,957	169,373	784	29,762	30,546
うち譲渡性預金	△1,268	27,323	26,055	△17	13,740	13,722
うちコールマネー	201	13,248	13,449	1,617	3,600	5,218
うち売現先勘定	1,603	8,560	10,164	△7,085	△3,248	△10,334
うち債券貸借取引受入担保金	△9,529	12,096	2,566	△10,151	△5,123	△15,274
うち売渡手形	△84	191	106	△110	△110	△220
うち借用金	21,774	△14,733	7,041	17,538	1,298	18,837
うち社債	△2,211	7,441	5,230	△587	3,567	2,980

（注）残高及び利率の増減要因が重なる部分については、両者の増減割合に応じて按分しております。

■役務取引の状況

(金額単位　百万円)

区分	平成18年度			平成19年度		
	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門	合計
役務取引等収益	385,202	79,969	465,171	361,444	91,082	452,527
うち預金・貸出業務	10,717	32,022	42,739	10,720	41,739	52,459
うち為替業務	96,938	27,389	124,327	97,341	28,311	125,653
うち証券関連業務	21,874	1,391	23,265	13,592	1,291	14,883
うち代理業務	14,085	—	14,085	13,094	—	13,094
うち保護預り・貸金庫業務	6,855	—	6,855	6,688	—	6,688
うち保証業務	22,054	6,775	28,829	22,734	6,567	29,302
役務取引等費用	95,323	16,431	111,754	98,409	21,755	120,165
うち為替業務	19,071	5,927	24,999	20,109	9,538	29,647

■特定取引の状況

(金額単位　百万円)

区分	平成18年度			平成19年度		
	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門	合計
特定取引収益	4,047	99,671	103,719	8,531	432,454	440,985
うち商品有価証券収益	—	—	—	652	—	652
うち特定取引有価証券収益	—	—	—	—	2,934	2,934
うち特定金融派生商品収益	—	99,671	99,671	—	429,520	429,520
うちその他の特定取引収益	4,047	—	4,047	7,878	—	7,878
特定取引費用	162	1,936	2,098	—	—	—
うち商品有価証券費用	162	—	162	—	—	—
うち特定取引有価証券費用	—	1,936	1,936	—	—	—
うち特定金融派生商品費用	—	—	—	—	—	—
うちその他の特定取引費用	—	—	—	—	—	—

(注) 内訳科目は、それぞれの収益と費用で相殺し、純額を計上しております。

■その他業務の状況

(金額単位　百万円)

区分	平成18年度			平成19年度		
	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門	合計
その他業務収支	△51,491	9	△51,482	8,383	△271,477	△263,093
うち国債等債券損益	△74,703	△37,709	△112,413	△10,007	△20,051	△30,058
うち金融派生商品損益	△1,449	△16,156	△17,606	3,046	3,767	6,813
うち外国為替売買損益	—	55,243	55,243	—	△252,589	△252,589

■営業経費の状況

(金額単位　百万円)

区分	平成18年度	平成19年度
給料・手当	162,778	183,791
退職給付費用	△309	△1,610
福利厚生費	26,816	29,216
減価償却費	49,671	52,247
土地建物機械賃借料	47,863	45,003
営繕費	5,301	7,152
消耗品費	5,451	6,297
給水光熱費	4,876	4,998
旅費	3,057	3,638
通信費	7,048	7,351
広告宣伝費	12,714	14,476
租税公課	35,017	40,092
その他	249,528	267,335
合計	609,816	659,992

(注) 29ページの経費は臨時処理分を除いているため、本表とは一致しません。

預金（単体）

■預金・譲渡性預金

期末残高

（金額単位　百万円）

区分		平成19年3月末 金額	平成19年3月末 構成比	平成20年3月末 金額	平成20年3月末 構成比
国内業務部門	流動性預金	39,134,235	65.3%	38,810,626	63.9%
	定期性預金	18,280,780	30.5	18,564,178	30.6
	その他	607,734	1.0	1,167,168	1.9
	計	58,022,750	96.8	58,541,973	96.4
	譲渡性預金	1,911,160	3.2	2,209,667	3.6
	合計	59,933,911	100.0	60,751,641	100.0
国際業務部門	流動性預金	4,847,481	54.6	4,074,876	47.2
	定期性預金	720,700	8.1	916,959	10.6
	その他	2,644,069	29.8	2,883,450	33.4
	計	8,212,251	92.5	7,875,286	91.2
	譲渡性預金	663,174	7.5	755,906	8.8
	合計	8,875,426	100.0	8,631,193	100.0
総合計		68,809,338	—	69,382,834	—

（注）1. 流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金
2. 定期性預金＝定期預金＋定期積金

平均残高

（金額単位　百万円）

区分		平成18年度	平成19年度
国内業務部門	流動性預金	38,595,455	38,317,885
	定期性預金	18,211,722	18,407,942
	その他	567,125	583,864
	計	57,374,302	57,309,691
	譲渡性預金	2,666,349	2,538,711
	合計	60,040,652	59,848,403
国際業務部門	流動性預金	4,747,817	4,864,807
	定期性預金	893,630	1,003,417
	その他	2,834,395	2,802,319
	計	8,475,843	8,670,545
	譲渡性預金	519,589	608,181
	合計	8,995,432	9,278,726
総合計		69,036,085	69,127,129

（注）1. 流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金
2. 定期性預金＝定期預金＋定期積金
3. 国際業務部門の国内店外貨建取引の平均残高は、月次カレント方式により算出しております。

■預金者別預金残高

（金額単位　百万円）

区分	平成19年3月末 金額	平成19年3月末 構成比	平成20年3月末 金額	平成20年3月末 構成比
個人預金	33,623,712	53.6%	33,987,919	52.7%
法人預金	29,057,052	46.4	30,538,230	47.3
預金残高	62,680,764	100.0	64,526,149	100.0

（注）本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

■投資信託純資産残高

（金額単位　百万円）

区分	平成19年3月末	平成20年3月末
個人	3,421,470	2,974,007
法人	123,922	176,591
合計	3,545,392	3,150,598

（注）投資信託純資産残高は約定基準で、期末の各ファンドの純資産額に基づいて計上しております。

■定期預金の残存期間別残高

（金額単位　百万円）

区分		平成19年3月末	平成20年3月末
3カ月未満	固定金利定期預金	5,120,459	5,370,359
	変動金利定期預金	—	100
	その他	659,012	863,297
	定期預金	5,779,472	6,233,757
3カ月以上6カ月未満	固定金利定期預金	3,817,056	3,713,423
	変動金利定期預金	—	3,000
	その他	31,685	37,135
	定期預金	3,848,742	3,753,558
6カ月以上1年未満	固定金利定期預金	4,840,188	5,195,489
	変動金利定期預金	1,200	40,550
	その他	22,954	13,016
	定期預金	4,864,342	5,249,056
1年以上2年未満	固定金利定期預金	1,466,005	1,560,535
	変動金利定期預金	13,650	11,750
	その他	3,970	2,576
	定期預金	1,483,625	1,574,862
2年以上3年未満	固定金利定期預金	1,454,359	1,263,600
	変動金利定期預金	12,050	73,059
	その他	2,474	432
	定期預金	1,468,884	1,337,092
3年以上	固定金利定期預金	1,102,449	850,967
	変動金利定期預金	453,312	481,296
	その他	602	500
	定期預金	1,556,364	1,332,765
合計	固定金利定期預金	17,800,519	17,954,375
	変動金利定期預金	480,212	609,756
	その他	720,700	916,959
	定期預金	19,001,432	19,481,091

（注）本表の預金残高には、積立定期預金を含めておりません。

貸出（単体）

■貸出金残高

期末残高

（金額単位　百万円）

区分		平成19年3月末	平成20年3月末
国内業務部門	手形貸付	2,460,937	2,061,876
	証書貸付	35,242,150	35,965,609
	当座貸越	9,190,227	9,622,647
	割引手形	368,778	285,790
	計	47,262,094	47,935,924
国際業務部門	手形貸付	587,967	491,480
	証書貸付	5,802,753	8,421,557
	当座貸越	95,220	97,013
	割引手形	8,404	11,837
	計	6,494,346	9,021,889
合計		53,756,440	56,957,813

平均残高

（金額単位　百万円）

区分		平成18年度	平成19年度
国内業務部門	手形貸付	2,606,379	2,197,327
	証書貸付	35,279,808	34,625,555
	当座貸越	8,994,841	9,572,162
	割引手形	307,527	280,843
	計	47,188,557	46,675,889
国際業務部門	手形貸付	568,081	530,865
	証書貸付	5,676,262	6,935,439
	当座貸越	118,873	96,039
	割引手形	7,826	10,702
	計	6,371,044	7,573,047
合計		53,559,601	54,248,936

（注）国際業務部門の国内店外貨建取引の平均残高は、月次カレント方式により算出しております。

■貸出金使途別残高

（金額単位　百万円）

区分	平成19年3月末		平成20年3月末	
	金額	構成比	金額	構成比
設備資金	20,710,260	38.5%	20,934,771	36.8%
運転資金	33,046,180	61.5	36,023,042	63.2
合計	53,756,440	100.0	56,957,813	100.0

■貸出金の担保別内訳

（金額単位　百万円）

区分	平成19年3月末	平成20年3月末
有価証券	765,605	670,902
債権	1,078,115	1,124,816
商品	—	—
不動産	6,685,582	6,834,925
その他	329,637	648,222
計	8,858,940	9,278,868
保証	21,732,934	21,143,991
信用	23,164,565	26,534,953
合計	53,756,440	56,957,813

■貸出金の残存期間別残高

（金額単位　百万円）

区分		平成19年3月末	平成20年3月末
1年以下	貸出金	8,772,225	9,041,643
	うち変動金利 うち固定金利		
1年超 3年以下	貸出金	7,741,633	8,589,738
	うち変動金利 うち固定金利	6,048,170 1,693,463	6,813,129 1,776,609
3年超 5年以下	貸出金	7,843,601	8,610,480
	うち変動金利 うち固定金利	6,118,653 1,724,948	6,770,462 1,840,018
5年超 7年以下	貸出金	3,287,700	3,565,191
	うち変動金利 うち固定金利	2,692,523 595,176	2,823,756 741,434
7年超	貸出金	16,825,830	17,431,098
	うち変動金利 うち固定金利	15,862,230 963,599	16,482,691 948,407
期間の定めのないもの	貸出金	9,285,448	9,719,661
	うち変動金利 うち固定金利	9,285,448 —	9,719,661 —
合計		53,756,440	56,957,813

（注）残存期間1年以下の貸出金については、変動金利、固定金利の区別をしておりません。

■貸出金の業種別構成

（金額単位　百万円）

区分		平成19年3月末		平成20年3月末	
		金額	構成比	金額	構成比
国内 （除く特別国際金融取引勘定分）	製造業	5,236,097	10.9%	5,284,513	10.8%
	農業、林業、漁業及び鉱業	132,196	0.3	138,440	0.3
	建設業	1,224,951	2.5	1,153,752	2.4
	運輸、情報通信、公益事業	2,886,168	6.0	2,891,612	5.9
	卸売・小売業	5,089,297	10.6	4,902,333	10.0
	金融・保険業	5,675,905	11.8	6,083,560	12.4
	不動産業	6,369,243	13.2	6,310,993	12.9
	各種サービス業	5,742,376	11.9	5,453,700	11.2
	地方公共団体	592,238	1.2	780,942	1.6
	その他	15,242,033	31.6	15,877,739	32.5
	合計	48,190,509	100.0	48,877,589	100.0
海外及び特別国際金融取引勘定分	政府等	19,029	0.3	19,835	0.3
	金融機関	287,898	5.2	679,195	8.4
	商工業	5,038,808	90.5	6,790,929	84.0
	その他	220,195	4.0	590,262	7.3
	合計	5,565,931	100.0	8,080,224	100.0
総合計		53,756,440	—	56,957,813	—

（注）「国内」とは国内店であり、「海外」とは海外店であります。

■個人・中小企業等に対する貸出金及び割合

(単位　百万円、%)

区分	平成19年3月末	平成20年3月末
総貸出金残高(A)	48,190,509	48,877,589
中小企業等貸出金残高(B)	36,276,238	36,129,519
(B)／(A)	75.3	73.9

(注) 1. 貸出金残高には、海外店分及び特別国際金融取引勘定分を含めておりません。
2. 中小企業等とは、資本金3億円(ただし、卸売業は1億円、小売業、サービス業は5千万円)以下の会社又は常用する従業員が300人(ただし、卸売業は100人、小売業は50人、サービス業は100人)以下の会社及び個人であります。

■消費者ローン残高

(金額単位　百万円)

区分	平成19年3月末	平成20年3月末
消費者ローン残高	14,492,814	14,581,772
住宅ローン残高	13,557,521	13,647,753
うち自己居住用の住宅ローン残高	9,918,884	10,033,842
その他ローン残高	935,292	934,018

(注) 住宅ローン残高については、住宅ローン・アパートローンに加えフリーローンなどで資金使途が居住性のものも含めております。

■貸倒引当金明細表

平成18年度

(金額単位　百万円)

区分	前期末残高	当期増加額	当期減少額		当期末残高	摘要
			目的使用	その他		
一般貸倒引当金	(△1,766) 574,302	530,807	—	*574,302	530,807	*洗替による取崩額
個別貸倒引当金	(△19) 241,566	144,824	141,100	*100,465	144,824	*洗替による取崩額
うち非居住者向け債権分	(△19) 18,096	12,690	1,720	* 16,375	12,690	*洗替による取崩額
特定海外債権引当勘定	2,354	1,941	—	* 2,354	1,941	*洗替による取崩額
計	(△1,786) 818,223	677,573	141,100	677,123	677,573	
部分直接償却(直接減額)実施額	(△687) 604,309				298,314	

(注) ( )内は為替換算差額であります。

平成19年度

(金額単位　百万円)

区分	前期末残高	当期増加額	当期減少額		当期末残高	摘要
			目的使用	その他		
一般貸倒引当金	(2,987) 527,819	430,919	—	*527,819	430,919	*洗替による取崩額
個別貸倒引当金	(23) 144,800	189,084	47,319	* 97,481	189,084	*洗替による取崩額
うち非居住者向け債権分	(19) 12,670	28,394	6,034	* 6,636	28,394	*洗替による取崩額
特定海外債権引当勘定	1,941	0	—	* 1,941	0	*洗替による取崩額
計	(3,011) 674,562	620,004	47,319	627,242	620,004	
部分直接償却(直接減額)実施額	(2,762) 295,552				333,811	

(注) ( )内は為替換算差額であります。

■貸出金償却額

（金額単位　百万円）

区分	平成18年度	平成19年度
貸出金償却額	50,468	121,801

（注）直接減額を含めております。

■特定海外債権残高

（金額単位　百万円）

国別	平成19年3月末	平成20年3月末
インドネシア	32,574	—
アルゼンチン	3	4
合計	32,578	4
資産の総額に対する割合	0.03%	0.00%
国数	2カ国	1カ国

■リスク管理債権（連結・単体）

連結

（金額単位　百万円）

区分	平成19年3月末	平成20年3月末
破綻先債権①	60,068	73,176
延滞債権②	488,812	589,280
3カ月以上延滞債権③	22,018	26,625
貸出条件緩和債権④	476,665	384,388
合計	1,047,566	1,073,471
部分直接償却（直接減額）実施額	407,910	416,706

単体

（金額単位　百万円）

区分	平成19年3月末	平成20年3月末
破綻先債権①	33,754	48,734
延滞債権②	357,632	437,699
3カ月以上延滞債権③	20,543	23,747
貸出条件緩和債権④	309,133	260,405
合計	721,064	770,587
部分直接償却（直接減額）実施額	266,873	291,246

各債権の定義

①「破綻先債権」：未収利息を収益不計上扱いとしている貸出金のうち破産手続開始、更生手続開始、再生手続開始の申立て等の事由により経営破綻に陥っている債務者や手形交換所において取引停止処分を受けた債務者に対する貸出金
②「延滞債権」：未収利息を収益不計上扱いとしている貸出金のうち、破綻先債権に該当する貸出金及び債務者の経営再建又は支援を図ることを目的として利息の支払いを猶予した貸出金を除いた残りの貸出金
③「3カ月以上延滞債権」：元本又は利息の支払いが、約定支払日の翌日を起算日として3月以上延滞している貸出金（除く①、②）
④「貸出条件緩和債権」：経済的困難に陥った債務者の再建・支援を図り、当該債権の回収を促進することなどを目的に、債務者に有利な一定の譲歩を与える約定条件の改定等を行った貸出金（除く①〜③）

■金融再生法に基づく開示債権

（金額単位　百万円）

区分	平成19年3月末	平成20年3月末
破産更生債権及びこれらに準ずる債権①	108,893	117,757
危険債権②	300,097	402,028
要管理債権③	329,677	284,153
（小計）	(738,667)	(803,939)
正常債権④	60,542,238	63,928,140
合計	61,280,906	64,732,080
部分直接償却（直接減額）実施額	298,314	333,811

各債権の定義

本開示債権は、「金融機能の再生のための緊急措置に関する法律」（平成10年法律第132号）第7条に基づき開示するものであり、同法第6条に基づき、貸借対照表の社債（当該社債を有する金融機関がその元本の償還及び利息の支払の全部又は一部について保証しているものであって、当該社債の発行が金融商品取引法（昭和23年法律第25号）第2条第3項に規定する有価証券の私募によるものに限る。）、貸出金、外国為替、その他資産中の未収利息及び仮払金並びに支払承諾見返の各勘定に計上されるもの並びに欄外に注記することとされている有価証券の貸付けを行っている場合のその有価証券（使用貸借又は賃貸借契約によるものに限る。）について債務者の財政状態及び経営成績等を基礎として次のとおり区分しております。

①「破産更生債権及びこれらに準ずる債権」：破産手続開始、更生手続開始、再生手続開始の申立て等の事由により経営破綻に陥っている債務者に対する債権及びこれらに準ずる債権

②「危険債権」：債務者が経営破綻の状態には至っていないが、財政状態及び経営成績が悪化し、契約に従った債権の元本の回収及び利息の受取りができない可能性の高い債権

③「要管理債権」：3カ月以上延滞債権及び貸出条件緩和債権（除く①、②）

④「正常債権」：債務者の財政状態及び経営成績に特に問題がないものとして、上記①から③までに掲げる債権以外のものに区分される債権

■金融再生法に基づく開示債権とリスク管理債権の関係について

自己査定における債務者区分	金融再生法に基づく開示債権		リスク管理債権	
	貸出金	その他の債権	貸出金	その他の債権
破綻先	破産更生債権及びこれらに準ずる債権		破綻先債権	Ⓒ
実質破綻先			延滞債権	
破綻懸念先	危険債権			
要注意先	要管理債権		3カ月以上延滞債権	
			貸出条件緩和債権	
正常先	（正常債権）			
	Ⓐ		－ Ⓑ	＝ Ⓒ

■自己査定、開示及び償却・引当との関係

平成20年3月末　　　　　　　　　　　　　　　　　　　　　　　　（金額単位　億円）

自己査定の債務者区分	金融再生法に基づく開示債権	自己査定における分類区分 非分類	II分類	III分類	IV分類	引当金残高	引当率
破綻先 実質破綻先	破産更生債権及びこれらに準ずる債権 1,178（①）	担保・保証等により回収可能部分 1,043（Ⓐ）		全額引当 135	全額償却 （注）1	個別貸倒引当金 183 （注）2	100% （注）3
破綻懸念先	危険債権 4,020（②）	担保・保証等により回収可能部分 1,808（Ⓑ）		必要額を引当 2,212		1,708 （注）2	77.21% （注）3
要注意先	要管理債権 2,841（③） （要管理先債権）	要管理債権中の保全部分 852（Ⓒ） 要管理先債権以外の要注意先債権				一般貸倒引当金 要管理債権に対する一般貸倒引当金 885	44.57% （注）3 6.25% [10.38%] （注）4 14.56% （注）3
正常先	正常債権 639,282	正常先債権				4,309	0.20% （注）4
				特定海外債権引当勘定		0	

項目	金額
総計	647,321（④）
不良債権比率（Ⓐ/④）	1.24%
貸倒引当金　計	6,200
Ⓑ個別貸倒引当金+要管理債権に対する一般貸倒引当金	2,776
Ⓐ=①+②+③	8,039
Ⓒ担保・保証等により回収可能部分（Ⓐ+Ⓑ+Ⓒ）	3,703
Ⓓ左記以外（Ⓐ−Ⓒ）	4,336
引当率（注）5（Ⓑ/Ⓓ）	64.02%
保全率　（（Ⓑ+Ⓒ）/Ⓐ）	80.60%

（注）1. 部分直接償却（直接減額）3,338億円を含んでおります。
2. 金融再生法開示対象外のオン・バランス及びオフ・バランス資産に対する引当が一部含まれております。
（破綻先・実質破綻先48億円、破綻懸念先66億円）
3.「破綻先」、「実質破綻先」、「破綻懸念先」、「要管理先債権」及び「要注意先債権（要管理先債権を含む）」は、担保・保証等により回収可能部分の金額を除いた残額に対する引当率を示しております。
4.「正常先債権」及び「要管理先債権以外の要注意先債権」は、債権額に対する引当率を示しております。
ただし、「要管理先債権以外の要注意先債権」について、[ ]内に、担保・保証等により回収可能部分の金額を除いた残額に対する引当率を示しております。
5. 担保・保証等により回収可能部分の金額を除いた額に対する引当率を示しております。

■オフバランス化(注)1の実績

（金額単位　億円）

区分	平成18年3月末①	平成18年度(注)2 新規発生額	平成18年度(注)2 オフバランス化額	平成19年3月末②	増減②−①	平成19年度(注)2 新規発生額	平成19年度(注)2 オフバランス化額	平成20年3月末③	増減③−②
破産更生等債権	1,645	568	△1,124	1,089	△556	718	△629	1,178	89
危険債権	4,734	3,008	△4,741	3,001	△1,733	3,829	△2,810	4,020	1,019
合計	6,379	3,576	△5,865	4,090	△2,289	4,547	△3,439	5,198	1,108

（注）1. オフバランス化とは不良債権の最終処理ともいい、売却や直接償却等の手続きにより銀行のバランスシートから不良債権を落とすことであります。
2. 新規発生額とオフバランス化額は、上期と下期の額を単純合算した金額であります。したがって、上期に新規発生した先で下期にオフバランス化した額は、それぞれに計上されておりますが、その金額は平成18年度で788億円、平成19年度で847億円であります。

証券（単体）

■有価証券残高

期末残高

（金額単位　百万円）

区分		平成19年3月末	平成20年3月末
国内業務部門	国債	6,927,353	8,799,249
	地方債	520,708	331,178
	社債	3,831,945	3,506,181
	株式	4,830,277	3,668,150
	その他	932,657	425,814
	うち外国債券		
	うち外国株式		
	計	17,042,942	16,730,573
国際業務部門	国債	—	—
	地方債	—	—
	社債	—	—
	株式	—	—
	その他	3,017,931	6,027,667
	うち外国債券	1,699,133	4,812,110
	うち外国株式	1,318,798	1,215,556
	計	3,017,931	6,027,667
合計		20,060,873	22,758,241

平均残高

（金額単位　百万円）

区分		平成18年度	平成19年度
国内業務部門	国債	8,566,945	7,341,261
	地方債	550,770	470,333
	社債	3,804,985	3,632,377
	株式	2,920,211	2,904,058
	その他	920,559	775,090
	うち外国債券		
	うち外国株式		
	計	16,763,472	15,123,121
国際業務部門	国債	—	—
	地方債	—	—
	社債	—	—
	株式	—	—
	その他	4,095,307	3,528,429
	うち外国債券	2,821,607	2,255,870
	うち外国株式	1,273,700	1,272,559
	計	4,095,307	3,528,429
合計		20,858,779	18,651,550

（注）国際業務部門の国内店外貨建取引の平均残高は、月次カレント方式により算出しております。

■有価証券残存期間別残高

（金額単位　百万円）

区分		平成19年3月末	平成20年3月末
1年以下	国債	2,784,983	1,637,379
	地方債	83,763	64,060
	社債	555,185	349,571
	その他	413,472	471,036
	うち外国債券	349,371	456,965
	うち外国株式	—	—
1年超3年以下	国債	456,226	1,448,219
	地方債	72,335	43,929
	社債	1,175,630	1,104,278
	その他	265,958	2,227,909
	うち外国債券	153,931	2,163,254
	うち外国株式	15,835	141
3年超5年以下	国債	897,565	3,639,495
	地方債	60,149	70,114
	社債	931,372	1,028,132
	その他	138,547	1,523,728
	うち外国債券	84,577	1,478,032
	うち外国株式	—	—
5年超7年以下	国債	583,079	292,217
	地方債	212,590	102,245
	社債	635,881	576,636
	その他	173,241	174,050
	うち外国債券	136,925	122,496
	うち外国株式	—	1,595
7年超10年以下	国債	301,441	146,871
	地方債	91,447	50,430
	社債	437,479	401,459
	その他	532,189	413,635
	うち外国債券	410,492	384,846
	うち外国株式	7,976	—
10年超	国債	1,904,058	1,635,066
	地方債	421	398
	社債	96,396	46,102
	その他	783,940	386,561
	うち外国債券	563,835	206,517
	うち外国株式	220,105	180,043
期間の定めのないもの	国債	—	—
	地方債	—	—
	社債	—	—
	株式	4,830,277	3,668,150
	その他	1,643,238	1,256,560
	うち外国債券	—	—
	うち外国株式	1,074,880	1,033,775
合計	国債	6,927,353	8,799,249
	地方債	520,708	331,178
	社債	3,831,945	3,506,181
	株式	4,830,277	3,668,150
	その他	3,950,589	6,453,481
	うち外国債券	1,699,133	4,812,110
	うち外国株式	1,318,798	1,215,556

諸比率（単体）

■利益率

（単位　%）

区分	平成18年度	平成19年度
総資産経常利益率	0.62	0.56
資本経常利益率	18.57	14.28
総資産当期純利益率	0.34	0.22
資本当期純利益率	10.13	5.64

（注）1. 総資産経常利益率＝ $\frac{\text{経常利益}}{\text{総資産（除く支払承諾見返）平均残高}} \times 100$

2. 資本経常利益率＝ $\frac{\text{経常利益－優先株式配当金総額}}{\{(\text{期首純資産（除く優先株式）}) + (\text{期末純資産（除く優先株式）})\} \div 2} \times 100$

3. 総資産当期純利益率＝ $\frac{\text{当期純利益}}{\text{総資産（除く支払承諾見返）平均残高}} \times 100$

4. 資本当期純利益率＝ $\frac{\text{当期純利益－優先株式配当金総額}}{\{(\text{期首純資産（除く優先株式）}) + (\text{期末純資産（除く優先株式）})\} \div 2} \times 100$

■利鞘

（単位　%）

区分		平成18年度	平成19年度
国内業務部門	資金運用利回り	1.56	1.78
	資金調達原価	0.98	1.25
	総資金利鞘	0.58	0.53
国際業務部門	資金運用利回り	4.61	4.30
	資金調達原価	4.90	4.43
	総資金利鞘	△0.29	△0.13
合計	資金運用利回り	2.12	2.34
	資金調達原価	1.66	1.91
	総資金利鞘	0.46	0.43

■預貸率

（単位　百万円、%）

区分			平成19年3月末	平成20年3月末
国内業務部門	貸出金	(A)	47,262,094	47,935,924
	預金	(B)	59,933,911	60,751,641
	預貸率	(A)/(B)	78.85	78.90
		期中平均	78.59	77.99
国際業務部門	貸出金	(A)	6,494,346	9,021,889
	預金	(B)	8,875,426	8,631,193
	預貸率	(A)/(B)	73.17	104.52
		期中平均	70.82	81.61
合計	貸出金	(A)	53,756,440	56,957,813
	預金	(B)	68,809,338	69,382,834
	預貸率	(A)/(B)	78.12	82.09
		期中平均	77.58	78.47

（注）預金には譲渡性預金を含めております。

■預証率

（単位　百万円、%）

区分			平成19年3月末	平成20年3月末
国内業務部門	有価証券	(A)	17,042,942	16,730,573
	預金	(B)	59,933,911	60,751,641
	預証率	(A)/(B)	28.43	27.53
		期中平均	27.92	25.26
国際業務部門	有価証券	(A)	3,017,931	6,027,667
	預金	(B)	8,875,426	8,631,193
	預証率	(A)/(B)	34.00	69.83
		期中平均	45.52	38.02
合計	有価証券	(A)	20,060,873	22,758,241
	預金	(B)	68,809,338	69,382,834
	預証率	(A)/(B)	29.15	32.80
		期中平均	30.21	26.98

（注）預金には譲渡性預金を含めております。

資本の状況（単体）

■資本金及び発行済株式総数

（単位　株、百万円）

年月日	発行済株式総数		資本金		資本準備金		摘要
	増減数	残高	増減額	残高	増減額	残高	
平成16年４月１日	—	55,778,805	—	559,985	△220,966	658,726	一部の子会社の管理営業を承継させる新設分割によるもの
平成16年９月21日	2	55,778,807	—	559,985	246,205	904,932	グループ会社再編に係る株式交換によるもの
平成17年３月30日	70,001	55,848,808	105,001	664,986	105,001	1,009,933	有償第三者割当 第１回第六種優先株式　70,001株 発行価額　3,000千円 資本組入額　1,500千円
平成16年４月１日～ 平成17年３月31日	264,140	56,112,948	—	664,986	—	1,009,933	優先株式の普通株式への転換による第一種優先株式32,000株減少、第三種優先株式105,000株減少、普通株式401,140株増加
平成17年８月９日	—	56,112,948	—	664,986	△344,900	665,033	商法第289条第2項及び銀行法第18条第2項の規定に基づき、資本準備金を減少し、その他資本剰余金に振り替え
平成18年５月17日	214,194	56,327,142	—	664,986	—	665,033	第一種優先株式35,000株、第二種優先株式33,000株に係る取得請求権の行使による普通株式214,194株増加
平成18年９月６日	173,770	56,500,912	—	664,986	—	665,033	第二種優先株式67,000株に係る取得請求権の行使による普通株式173,770株増加
平成18年９月29日	601,757	57,102,669	—	664,986	—	665,033	第三種優先株式500,000株に係る取得請求権の行使による普通株式601,757株増加
平成18年10月11日	153,181	57,255,850	—	664,986	—	665,033	第三種優先株式195,000株に係る取得請求権の行使による普通株式153,181株増加
平成18年10月31日	△830,000	56,425,850	—	664,986	—	665,033	優先株式の消却による 第一種優先株式35,000株減少、 第二種優先株式100,000株減少、 第三種優先株式695,000株減少

■株式の総数等

発行済株式の内容（平成20年3月31日現在）

普通株式	56,355,849株
第1回第六種優先株式	70,001株
計	56,425,850株

（注）上記株式は金融商品取引所に上場されておりません。

■議決権の状況

①発行済株式

区分	株式数	議決権の数
無議決権株式	優先株式　70,001株	—個
議決権制限株式（自己株式等）	—	—
議決権制限株式（その他）	—	—
完全議決権株式（自己株式等）	—	—
完全議決権株式（その他）	普通株式　56,355,849	56,355,849
発行済株式総数	56,425,850	—
総株主の議決権	—	56,355,849

②自己株式等

該当ありません。

■大株主

①普通株式

株主名	所有株式数	持株比率
株式会社三井住友フィナンシャルグループ	56,355,849株	100.00%

②第1回第六種優先株式

株主名	所有株式数	持株比率
株式会社三井住友フィナンシャルグループ	70,001株	100.00%

従業員・店舗の状況（単体）

■従業員の状況

区分	平成19年3月末	平成20年3月末
従業員数	16,407人	17,886人
平均年齢	36歳4月	35歳11月
平均勤続年数	13年8月	13年2月
平均年間給与	7,712千円	8,290千円

（注）1. 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員を含んでおりません。
なお、取締役を兼務しない執行役員は従業員数に含んでおりません。
2. 平均年間給与は、賞与及び基準外賃金を含んでおります。
3. 平均年齢、平均勤続年数、平均年間給与には、海外の現地採用者を含めておりません。

■店舗数の推移

（単位　店、所）

区分		平成19年3月末	平成20年3月末
国内	本支店	463	473
	出張所	156	157
	代理店	1	1
海外	支店	18	19
	出張所	5	6
	駐在員事務所	13	15
合計		656	671

（注）国内本支店には外為事務部（平成19年3月末：2カ店、平成20年3月末：2カ店）、被振込専用支店（平成19年3月末：38カ店、平成20年3月末：38カ店）、ATM管理専門支店（平成19年3月末：17カ店、平成20年3月末：17カ店）を含めております。

■店舗外現金自動設備

（単位　所）

区分	平成19年3月末	平成20年3月末
店舗外現金自動設備	25,283	28,120

その他（単体）

■内国為替取扱高

（単位　千口、百万円）

区分			平成18年度	平成19年度
送金為替	各地へ向けた分	口数 金額	387,493 713,802,911	405,059 871,073,089
	各地より受けた分	口数 金額	295,072 842,628,980	301,655 881,410,435
代金取立	各地へ向けた分	口数 金額	4,201 10,897,627	3,444 9,101,611
	各地より受けた分	口数 金額	1,218 3,545,842	1,214 2,801,793
合計金額			1,570,875,362	1,764,386,929

■外国為替取扱高

（金額単位　百万米ドル）

区分		平成18年度	平成19年度
仕向為替	売渡為替 買入為替	913,008 422,390	1,143,759 597,763
被仕向為替	支払為替 取立為替	670,892 28,076	685,135 30,156
合計		2,034,368	2,456,815

（注）取扱高は海外店分を含んでおります。

■支払承諾見返の担保別内訳

（金額単位　百万円）

区分	平成19年3月末	平成20年3月末
有価証券	17,427	10,334
債権	22,217	25,040
商品	4,451	4,373
不動産	58,403	62,754
その他	28,780	13,943
計	131,280	116,446
保証	454,673	535,278
信用	3,591,862	4,013,337
合計	4,177,816	4,665,062

信託業務の状況（単体）

■信託財産残高表

（金額単位　百万円）

科目	平成19年3月末	平成20年3月末
（資産）		
貸出金	**5,350**	**223,740**
証書貸付	5,350	223,740
有価証券	**267,110**	**273,504**
国債	168,798	202,845
社債	12,000	12,000
外国証券	86,312	58,358
その他の証券	—	300
受託有価証券	**3,000**	**3,451**
金銭債権	**703,199**	**571,072**
住宅貸付債権	123,148	84,419
その他の金銭債権	580,051	486,653
有形固定資産	**25**	**25**
動産	25	25
その他債権	**1,245**	**1,318**
コールローン	**—**	**263**
銀行勘定貸	**65,062**	**80,796**
現金預け金	**129,401**	**20,000**
預け金	129,401	20,000
その他	**—**	**1,540**
その他	—	1,540
資産合計	**1,174,396**	**1,175,711**
（負債）		
指定金銭信託	**358,058**	**292,193**
特定金銭信託	**91,741**	**61,864**
金銭信託以外の金銭の信託	**—**	**223,130**
有価証券の信託	**3,000**	**3,462**
金銭債権の信託	**598,236**	**501,920**
包括信託	**123,359**	**91,600**
その他の信託	**—**	**1,540**
負債合計	**1,174,396**	**1,175,711**

（注）1. 記載金額は、百万円未満を切り捨てて表示しております。
2. 共同信託他社管理財産はありません。
3. 元本補てん契約のある信託については取り扱っておりません。
4. 金銭評価の困難な信託は除いております。

■金銭信託等の受託残高

（金額単位　百万円）

区分	平成19年3月末	平成20年3月末
金銭信託	449,800	354,058
年金信託	—	—
財産形成給付信託	—	—
貸付信託	—	—
合計	449,800	354,058

（注）金銭信託等とは、金銭信託、年金信託、財産形成給付信託及び貸付信託であります。

■元本補てん契約のある信託の種類別受託残高

該当ありません。

■元本補てん契約のある信託に係る貸出金のリスク管理債権

該当ありません。

■信託期間別元本残高

（金額単位　百万円）

区分	平成19年3月末	平成20年3月末
金銭信託		
1年未満	71,658	6,457
1年以上2年未満	15,871	79,747
2年以上5年未満	111,503	50,334
5年以上	244,253	213,028
その他のもの	—	—
合計	443,287	349,568
貸付信託		
1年未満	—	—
1年以上2年未満	—	—
2年以上5年未満	—	—
5年以上	—	—
その他のもの	—	—
合計	—	—

■金銭信託等の運用状況

（金額単位　百万円）

区分	平成19年3月末	平成20年3月末
金銭信託		
貸出金	5,350	3,740
有価証券	267,110	270,476
合計	272,460	274,216
年金信託		
貸出金	—	—
有価証券	—	—
合計	—	—
財産形成給付信託		
貸出金	—	—
有価証券	—	—
合計	—	—
貸付信託		
貸出金	—	—
有価証券	—	—
合計	—	—
貸出金合計	5,350	3,740
有価証券合計	267,110	270,476
貸出金及び有価証券合計	272,460	274,216

■貸出金の科目別残高

（金額単位　百万円）

区分	平成19年3月末	平成20年3月末
証書貸付	5,350	3,740
手形貸付	—	—
割引手形	—	—
合計	5,350	3,740

■貸出金の契約期間別残高

（金額単位　百万円）

区分	平成19年3月末	平成20年3月末
1年以下	1,350	2,540
1年超3年以下	1,800	—
3年超5年以下	1,000	—
5年超7年以下	—	220,000
7年超	1,200	1,200
合計	5,350	223,740

■貸出金の担保別残高

（金額単位　百万円）

区分	平成19年3月末	平成20年3月末
有価証券	—	—
債権	—	—
土地建物	—	—
工場	—	—
財団	—	—
船舶	—	—
その他	—	—
計	—	—
保証	—	—
信用	5,350	223,740
合計	5,350	223,740

■貸出金の使途別内訳

（金額単位　百万円）

区分	平成19年3月末		平成20年3月末	
	金額	構成比	金額	構成比
設備資金	1,000	18.69%	1,000	0.45%
運転資金	4,350	81.31	222,740	99.55
合計	5,350	100.00	223,740	100.00

■貸出金の業種別内訳

（金額単位　百万円）

区分	平成19年3月末		平成20年3月末	
	金額	構成比	金額	構成比
製造業	1,000	18.69%	1,000	0.45%
農業、林業、漁業及び鉱業	—	—	100,000	44.70
建設業	—	—	—	—
運輸、情報通信、公益事業	1,650	30.84	1,040	0.46
卸売・小売業	1,000	18.69	—	—
金融・保険業	1,200	22.43	1,200	0.54
不動産業	—	—	120,000	53.63
各種サービス業	500	9.35	500	0.22
地方公共団体	—	—	—	—
その他	—	—	—	—
合計	5,350	100.00	223,740	100.00

■中小企業等に対する貸出金状況

(単位　百万円、件、%)

区分	平成19年3月末	平成20年3月末
中小企業等貸出金残高①	1,650	1,040
総貸出金残高②	5,350	223,740
中小企業等貸出金比率①/②	30.84	0.46
中小企業等貸出先件数③	3	2
総貸出先件数④	7	7
中小企業等貸出先件数比率③/④	42.85	28.57

(注) 中小企業等とは、資本金3億円 (ただし、卸売業は1億円、小売業、サービス業は5千万円) 以下の会社又は常用する従業員が300人 (ただし、卸売業は100人、小売業は50人、サービス業は100人) 以下の会社及び個人であります。

■金銭信託等に係る有価証券残高

(金額単位　百万円)

区分	平成19年3月末		平成20年3月末	
	金額	構成比	金額	構成比
国債	168,798	63.20%	199,818	73.87%
地方債	—	—	—	—
短期社債	—	—	—	—
社債	12,000	4.49	12,000	4.44
株式	—	—	—	—
その他の証券	86,312	32.31	58,658	21.69
合計	267,110	100.00	270,476	100.00

自己資本比率に関する事項

自己資本比率は、平成19年3月末から「銀行法第14条の2の規定に基づき、銀行がその保有する資産等に照らし自己資本の充実の状況が適当であるかどうかを判断するための基準」(平成18年金融庁告示第19号。以下、「自己資本比率告示」という。)に定められた算式に基づき、連結ベースと単体ベースの双方について算出しております。
当行は、国際統一基準を適用のうえ、信用リスク・アセットの額の算出においては基礎的内部格付手法を採用するとともに、マーケット・リスク規制を導入しております。オペレーショナル・リスク相当額の算出においては、平成20年3月末から先進的計測手法を採用しております。なお、平成19年3月末は基礎的手法を採用しております。

なお、「自己資本比率に関する事項」については、自己資本比率告示等に基づいて作成しており、「自己資本比率に関する事項」以外で用いられる用語とは内容が異なる場合があります。

連結自己資本比率に関する事項

■連結の範囲に関する事項

1. 連結自己資本比率算定のための連結の範囲
- 連結子会社の数　128社
  主要な連結子会社の名称及び主要な業務の内容は「主な連結子会社・主な関連会社の概要」(76ページ)に記載しております。
- 連結自己資本比率算出のための連結の範囲は連結財務諸表における連結の範囲に基づいております。
- 比例連結の方法を用いて連結の範囲に含めている関連会社はありません。
- 銀行法第16条の2の定める従属業務を専ら営む会社並びに新たな事業分野を開拓する会社のうち連結の範囲に含めていないものはありません。

2. 控除項目に関する事項
- 控除項目の対象となる子会社の数　3社
  主要な会社名　SBCS Co., Ltd.
  (業務の内容：出資・コンサルティング業務)
- 控除項目の対象となる金融業務を営む関連会社の数　49社
  主要な金融業務を営む関連会社の名称及び主要な業務の内容は「主な連結子会社・主な関連会社の概要」(76ページ)に記載しております。

3. 連結グループ内の資金及び自己資本の移動に係る制限等の概要
連結グループ内の資金及び自己資本の移動に係る特別な制限等はありません。

4. 控除項目対象会社のうち、規制上の所要自己資本を下回る会社名称、下回った額の総額
該当ありません。

■自己資本の構成に関する事項(連結自己資本比率(国際統一基準))

当行は連結自己資本比率の算定に関し、平成19年3月末から「自己資本比率の算定に関する合意された手続による調査業務を実施する場合の取扱い」(日本公認会計士協会業種別委員会報告第30号)に基づき、あずさ監査法人の外部監査を受けております。
なお、当該外部監査は、連結財務諸表の会計監査の一部ではなく、連結自己資本比率の算定に係る内部管理体制の一部について、外部監査人が、当行との間で合意された手続によって調査した結果を当行宛に報告するものであります。外部監査人が連結自己資本比率そのものの適正性や連結自己資本比率の算定に係る内部統制について意見表明するものではありません。

（金額単位　百万円）

項目			平成19年3月末	平成20年3月末
基本的項目(Tier 1)	資本金		664,986	664,986
	うち非累積的永久優先株 (注)1		—	—
	新株式申込証拠金		—	—
	資本剰余金		1,603,512	1,603,512
	利益剰余金		581,619	861,508
	自己株式（△）		—	—
	自己株式申込証拠金		—	—
	社外流出予定額（△）		—	15,383
	その他有価証券の評価差損（△）		—	—
	為替換算調整勘定		△37,194	△28,468
	新株予約権		14	43
	連結子会社の少数株主持分		1,374,169	1,462,222
	うち海外特別目的会社の発行する優先出資証券（※）		1,159,585	1,217,010
	営業権相当額（△）		4	2
	のれん相当額（△）		—	—
	企業結合等により計上される無形固定資産相当額（△）		—	—
	証券化取引に伴い増加した自己資本相当額（△）		40,057	44,045
	期待損失額が適格引当金を上回る額の50%相当額（△）		—	—
	繰延税金資産の控除前の［基本的項目］計（上記各項目の合計額）		4,147,047	4,504,375
	繰延税金資産の控除金額（△）(注)2		—	—
	計	(A)	4,147,047	4,504,375
	うちステップ・アップ金利条項付の優先出資証券 (注)3		535,835	458,260
補完的項目(Tier 2)	その他有価証券の連結貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45%相当額		830,321	338,561
	土地の再評価額と再評価の直前の帳簿価額の差額の45%相当額		39,367	37,220
	一般貸倒引当金		28,115	44,969
	適格引当金が期待損失額を上回る額		193,977	89,794
	負債性資本調達手段等		2,564,195	2,523,062
	うち永久劣後債務 (注)4		1,114,044	998,288
	うち期限付劣後債務及び期限付優先株 (注)5		1,450,150	1,524,774
	計		3,655,976	3,033,608
	うち自己資本への算入額	(B)	3,655,976	3,033,608
準補完的項目(Tier 3)	短期劣後債務		—	—
	うち自己資本への算入額	(C)	—	—
控除項目	控除項目 (注)6	(D)	320,319	339,552
自己資本額	(A)＋(B)＋(C)－(D)	(E)	7,482,705	7,198,431
リスク・アセット等	資産（オン・バランス）項目		44,878,966	45,445,432
	オフ・バランス取引等項目		8,756,301	10,194,881
	信用リスク・アセットの額	(F)	53,635,267	55,640,313
	マーケット・リスク相当額に係る額（(H)／8%）	(G)	401,455	402,197
	（参考）マーケット・リスク相当額	(H)	32,116	32,175
	オペレーショナル・リスク相当額に係る額（(J)／8%）	(I)	3,701,598	2,974,996
	（参考）オペレーショナル・リスク相当額	(J)	296,127	237,999
	旧所要自己資本の額に自己資本比率告示に定める率を乗じて得た額が新所要自己資本の額を上回る額に12.5を乗じて得た額	(K)	—	—
	計　((F)＋(G)＋(I)＋(K))	(L)	57,738,321	59,017,508
連結自己資本比率（国際統一基準）＝(E)／(L)×100(%)			12.95%	12.19%
（参考）Tier 1比率＝(A)／(L)×100(%)			7.18%	7.63%
連結総所要自己資本額＝(L)×8%			4,619,065	4,721,400

（注）1. 資本金の「うち非累積的永久優先株」については、非累積的永久優先株に係る資本項目別の残高内訳がないため記載しておりません。なお、基本的項目に含まれる非累積的永久優先株の額は平成19年3月末現在210,003百万円、平成20年3月末現在210,003百万円であります。
2. 繰延税金資産の純額に相当する額は平成19年3月末現在754,912百万円、平成20年3月末現在868,966百万円であります。また、基本的項目への繰延税金資産の算入上限額は平成19年3月末現在1,244,114百万円、平成20年3月末現在900,875百万円であります。
3. 自己資本比率告示第5条第2項に掲げるもの、すなわち、ステップ・アップ金利等の特約を付すなど償還を行う蓋然性を有する株式等（海外特別目的会社の発行する優先出資証券を含む。）であります。なお、基本的項目の額に対する当該優先出資証券の額の割合は平成19年3月末現在12.92%、平成20年3月末現在10.17%であります。
4. 自己資本比率告示第6条第1項第4号に掲げる負債性資本調達手段で次に掲げる性質のすべてを有するものであります。
(1) 無担保で、かつ、他の債務に劣後する払込済のものであること。
(2) 一定の場合を除き、償還されないものであること。
(3) 業務を継続しながら損失の補てんに充当されるものであること。
(4) 利払い義務の延期が認められるものであること。
5. 自己資本比率告示第6条第1項第5号及び第6号に掲げるものであります。ただし、期限付劣後債務は契約時における償還期間が5年を超えるものに限られております。
6. 自己資本比率告示第8条第1項第1号から第6号に掲げるものであり、他の金融機関の資本調達手段の意図的な保有相当額、及び第2号に規定するものに対する投資に相当する額が含まれております。

（※）

「連結自己資本比率（国際統一基準）」における「基本的項目」の中の「うち海外特別目的会社の発行する優先出資証券」は、当行及び株式会社関西アーバン銀行の海外特別目的会社が発行している以下7件の優先出資証券であります。

なお、当行は、平成20年4月28日開催の取締役会決議に基づき、SB Treasury Company L. L. C.が発行した優先出資証券を平成20年6月30日付で全額償還いたしました。

1. 当行の海外特別目的会社が発行している優先出資証券の概要

発行体	SB Treasury Company L. L. C.（"SBTC-LLC"）	SB Equity Securities (Cayman), Limited（"SBES"）	Sakura Preferred Capital (Cayman) Limited（"SPCL"）
発行証券の種類	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券
償還期限	定めず	定めず	定めず
任意償還	平成20年6月以降の各配当支払日 （ただし金融庁の事前承認が必要）	平成21年6月以降の各配当支払日 （ただし金融庁の事前承認が必要）	平成21年1月以降の各配当支払日 （ただし金融庁の事前承認が必要）
発行総額	1,800百万米ドル	340,000百万円 Series A-1 315,000百万円 Series A-2 5,000百万円 Series B 20,000百万円	283,750百万円 Initial Series 258,750百万円 Series B 25,000百万円
払込日	平成10年2月18日	Series A-1 平成11年2月26日 Series A-2 平成11年3月26日 Series B 平成11年3月 1日	Initial Series 平成10年12月24日 Series B 平成11年 3月30日
配当率	固定 （ただし平成20年6月の配当支払日以降は、変動配当率が適用されるとともに、150ベーシス・ポイントのステップ・アップ金利が付される）	Series A-1 変動（金利ステップ・アップなし） Series A-2 変動（金利ステップ・アップなし） Series B 固定（ただし平成21年6月の配当支払日以降は変動配当。金利ステップ・アップなし）	Initial Series 変動（金利ステップ・アップなし） Series B 変動（金利ステップ・アップなし）
配当日	毎年6月・12月の最終営業日	毎年6月・12月の最終営業日	毎年7月24日と1月24日 （休日の場合は翌営業日）
配当停止条件	以下のいずれかの事由が発生した場合は、配当の支払いは停止される（停止された配当は累積しない）。 ①当行が自己資本比率／Tier 1比率の最低水準を達成できない場合（ただし配当停止は当行の任意） ②当行につき、清算、破産又は清算的会社更生が開始された場合 ③当行優先株式(注)2又は普通株式への配当が停止され、かつ当行が本優先出資証券への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される（停止された配当は累積しない）。 ①「損失吸収事由(注)1」が発生した場合 ②当行優先株式(注)2への配当が停止された場合 ③当行の配当可能利益が、当行優先株式(注)2及びSBTC-LLCが発行した優先出資証券への年間配当予定額の合計額以下となる場合 ④当行普通株式への配当が停止され、かつ当行が本優先出資証券(注)3への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される（停止された配当は累積しない）。 ①当行優先株式(注)2について当行直近事業年度にかかる配当が一切支払われなかった場合 ②当行自己資本比率が規制上必要な比率を下回った場合（ただし、下記の強制配当事由の不存在を条件とする） ③当行が発行会社に対し配当不払いの通知をした場合（ただし、下記の強制配当事由の不存在を条件とする） ④当行が支払不能若しくは債務超過である旨の通知を当行が発行会社に行った場合
配当制限	規定なし	当行優先株式(注)2への配当が減額された場合は本優先出資証券(注)3への配当も同じ割合で減額される。	当行優先株式(注)2への配当が減額された場合は本優先出資証券(注)3への配当も同じ割合で減額される。
分配可能金額制限	規定なし	本優先出資証券(注)3への配当額は、当行の配当可能利益／予想配当可能利益から、当行優先株式(注)2及びSBTC-LLCが発行した優先出資証券への年間配当予定額を差し引いた、残余額の範囲内でなければならない(注)4(注)5。	本優先出資証券(注)3への配当金は、直近事業年度の当行分配可能額（当行優先株式(注)2への配当があればその額を控除した額）の範囲内で支払われる(注)6。
強制配当	当行直近事業年度につき当行株式への配当が支払われた場合には、同事業年度末を含む暦年の12月及び翌暦年の6月における配当が全額なされる。	当行直近事業年度につき当行普通株式への配当が支払われた場合には、同事業年度末を含む暦年の12月及び翌暦年の6月における配当が全額なされる。ただし、上記「配当停止条件」①ないし③、「配当制限」及び「分配可能金額制限」の制限に服する。	当行直近事業年度の当行普通株式の中間又は期末配当が支払われた場合には同事業年度末以降連続する2配当支払日（同年度末を含む暦年の7月及び翌暦年の1月）における配当が全額なされる。ただし、上記の「配当停止条件」④及び「分配可能金額制限」の制限に服する。
残余財産分配請求権	当行優先株式(注)2と同格	当行優先株式(注)2と同格	当行優先株式(注)2と同格

（注）1. 損失吸収事由
当行につき、①自己資本比率／Tier 1比率の最低水準未達、②債務不履行、③債務超過、又は④「管理変更事由」（(a)清算事由〈清算、破産又は清算的会社更生〉の発生、(b)会社更生、会社整理等の手続開始、(c)監督当局が、当行が支払不能又は債務超過の状態にあること、又は当行を公的管理に置くことを公表）が発生すること。ただし①の場合は、配当を停止するかどうかは当行の任意。

2. 当行優先株式
自己資本比率規制上の基本的項目と認められる当行優先株式。今後発行される当行優先株式を含む。

3. 本優先出資証券
当該発行体が今後新たに優先出資証券を発行した場合は、当該新発優先出資証券を含む。

4. SBESの分配可能金額制限における予想配当可能利益の勘案
当該現事業年度における本優先出資証券への年間配当予定額が、前事業年度末の当行の配当可能利益をもとに計算した残余額の範囲内であっても、当該現事業年度の翌事業年度における本優先出資証券への年間配当予定額が、当該現事業年度末の当行の予想配当可能利益をもとに計算した残余額を超える見込みである場合には、当該現事業年度における本優先出資証券への配当は、現事業年度末の予想配当可能利益をもとに計算した残余額の範囲内で支払われる。

5. SBES以外の発行体から優先出資証券が発行されている場合の分配可能金額制限
SBES以外の当行連結子会社が、本優先出資証券と実質的に同条件の優先出資証券（「案分配当証券」）を発行している場合は、本優先出資証券への年間配当額は、案分配当証券がなければその限度額となる「残余額」に、本優先出資証券への年間配当予定額を分子、本優先出資証券への年間配当予定額と案分配当証券への年間配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。
6. SPCL以外の発行体から優先出資証券が発行されている場合の分配可能金額制限
SPCL以外の当行連結子会社が、配当受領権において当行優先株式と同格の証券を発行している場合は、本優先出資証券への配当額は、直近事業年度の当行分配可能額（当行優先株式への配当があればその額を控除した額）に、本優先出資証券への配当予定額を分子、本優先出資証券への配当予定額と当該連結子会社が発行する証券への配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

発行体	SMBC Preferred Capital USD 1 Limited	SMBC Preferred Capital GBP 1 Limited	SMBC Preferred Capital JPY 1 Limited
発行証券の種類	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券
償還期限	定めず	定めず	定めず
任意償還	平成29年1月以降の各配当支払日 （ただし金融庁の事前承認が必要）	平成29年1月以降の各配当支払日 （ただし金融庁の事前承認が必要）	平成30年1月以降の各配当支払日 （ただし金融庁の事前承認が必要）
発行総額	1,650百万米ドル	500百万英ポンド	135,000百万円
払込日	平成18年12月18日	平成18年12月18日	平成20年2月7日
配当率	固定 （ただし平成29年1月の配当支払日以降は、変動配当率が適用されるとともにステップ・アップ金利が付される）	固定 （ただし平成29年1月の配当支払日以降は、変動配当率が適用されるとともにステップ・アップ金利が付される）	固定 （ただし、平成30年1月の配当支払日以降は、変動配当。金利ステップ・アップなし）
配当日	毎年1月25日及び7月25日	平成29年1月までは毎年1月25日 平成29年7月以降は毎年1月25日及び7月25日	毎年1月25日及び7月25日
配当停止条件	強制配当停止事由 ①当行に「清算事由(注)1」又は「支払不能事由(注)2」が発生した場合には、配当が停止される（停止された配当は累積しない）。 ②「配当制限」又は「分配可能額制限」が適用される場合には、配当が減額又は停止される。 任意配当停止事由 「監督事由(注)3」に抵触する場合、又は、当行優先株式(注)4が存在しない状況で当行普通株式の配当を行っていない場合には、配当を減額又は停止できる。	強制配当停止事由 ①当行に「清算事由(注)1」又は「支払不能事由(注)2」が発生した場合には、配当が停止される（停止された配当は累積しない）。 ②「配当制限」又は「分配可能額制限」が適用される場合には、配当が減額又は停止される。 任意配当停止事由 「監督事由(注)3」に抵触する場合、又は、当行優先株式(注)4が存在しない状況で当行普通株式の配当を行っていない場合には、配当を減額又は停止できる。	強制配当停止事由 ①当行に「清算事由(注)1」又は「支払不能事由(注)2」が発生した場合には、配当が停止される（停止された配当は累積しない）。 ②「配当制限」又は「分配可能額制限」が適用される場合には、配当が減額又は停止される。 任意配当停止事由 「監督事由(注)3」に抵触する場合、又は、当行優先株式(注)4が存在しない状況で当行普通株式の配当を行っていない場合には、配当を減額又は停止できる。
配当制限	当行優先株式(注)4への配当が減額又は停止された場合は、本優先出資証券への配当も同じ割合で減額又は停止される。	当行優先株式(注)4への配当が減額又は停止された場合は、本優先出資証券への配当も同じ割合で減額又は停止される。	当行優先株式(注)4への配当が減額又は停止された場合は、本優先出資証券への配当も同じ割合で減額又は停止される。
分配可能額制限	「分配可能額(注)5」が本優先出資証券及び同順位証券の配当総額に不足している場合、本優先出資証券への配当金は「処分可能分配可能額(注)6」に等しい金額となる。	「分配可能額(注)5」が本優先出資証券及び同順位証券の配当総額に不足している場合、本優先出資証券への配当金は「処分可能分配可能額(注)6」に等しい金額となる。	「分配可能額(注)5」が本優先出資証券及び同順位証券の配当総額に不足している場合、本優先出資証券への配当金は「処分可能分配可能額(注)6」に等しい金額となる。
強制配当	当行直近事業年度につき当行普通株式への配当が支払われた場合には、本優先出資証券への配当が全額なされる。ただし、上記「配当停止条件」の制限に服する。	当行直近事業年度につき当行普通株式への配当が支払われた場合には、本優先出資証券への配当が全額なされる。ただし、上記「配当停止条件」の制限に服する。	当行直近事業年度につき当行普通株式への配当が支払われた場合には、本優先出資証券への配当が全額なされる。ただし、上記「配当停止条件」の制限に服する。
残余財産分配請求権	当行優先株式(注)4と同格	当行優先株式(注)4と同格	当行優先株式(注)4と同格

（注）1. 清算事由
清算手続の開始、裁判所による破産手続開始の決定、裁判所による事業の全部の廃止を内容とする更生計画案の作成の許可。
2. 支払不能事由
債務に対する支払不能（破産法上の支払不能）、債務超過、監督当局が関連法規に基づき当行が支払不能の状態に陥っているという決定の下に法的措置をとること。
3. 監督事由
当行の自己資本比率又はTier 1比率が、それぞれ8%、4%を下回る場合。
4. 当行優先株式
自己資本比率規制上の基本的項目と認められる当行優先株式。今後発行される当行優先株式を含む。
5. 分配可能額
直前に終了した当行の事業年度に関する計算書類確定時点における会社法上の分配可能額から、直前に終了した事業年度の末時点での当行の優先株式の保有者に対して当該計算書類確定時点以降に支払われた配当額又は支払われる予定の配当額、及び、当該事業年度において到来するすべての配当支払日に支払われるべきSBTC-LLCの配当総額を差し引いた額をいう。
6. 処分可能分配可能額
当該事業年度中に支払われる本優先出資証券及び同順位証券への配当総額が、本優先出資証券に係る「分配可能額」を超えないように、本優先出資証券及び同順位証券間で当該「分配可能額」を按分して計算された、各本優先出資証券の各配当支払日において支払可能な金額をいう。

2. 株式会社関西アーバン銀行の海外特別目的会社が発行している優先出資証券の概要

「株式会社関西アーバン銀行の海外特別目的会社が発行している優先出資証券の概要」については、143ページをご参照ください。

■所要自己資本の額

（金額単位　億円）

	平成19年3月末	平成20年3月末
事業法人向けエクスポージャー（除く特定貸付債権）	28,440	29,457
ソブリン向けエクスポージャー	428	428
金融機関等向けエクスポージャー	1,347	1,468
特定貸付債権	1,793	2,275
事業法人等向けエクスポージャー	32,008	33,627
居住用不動産向けエクスポージャー	3,321	3,368
適格リボルビング型リテール向けエクスポージャー	362	714
その他リテール向けエクスポージャー	3,393	3,725
リテール向けエクスポージャー	7,076	7,806
経過措置適用分	3,436	2,462
PD／LGD方式適用分	356	531
簡易手法適用分	517	570
内部モデル手法適用分	—	104
マーケット・ベース方式適用分	517	674
株式等エクスポージャー	4,309	3,666
信用リスク・アセットのみなし計算	3,015	2,415
証券化エクスポージャー	1,530	1,449
その他	3,096	3,119
内部格付手法適用分	51,035	52,083
標準的手法適用分	3,046	4,121
信用リスクに対する所要自己資本の額	54,081	56,203
金利リスク・カテゴリー	31	62
株式リスク・カテゴリー	2	0
外国為替リスク・カテゴリー	7	6
コモディティ・リスク・カテゴリー	—	—
オプション取引	—	—
標準的方式適用分	39	69
内部モデル方式適用分	282	253
マーケット・リスクに対する所要自己資本の額	321	322
オペレーショナル・リスクに対する所要自己資本の額	2,961	2,380
所要自己資本の額合計	57,363	58,905

（注）1. 信用リスクに対する所要自己資本とは、標準的手法の場合、信用リスク・アセットの額×8%、内部格付手法の場合、信用リスク・アセットの額×8%＋期待損失額を計算したものに相当します。なお、自己資本控除を求められるエクスポージャーについては、当該控除額を所要自己資本額に加えております。
2. ポートフォリオの区分は、保証等の信用リスク削減手法の効果を勘案した後の区分で記載しております。
3.「証券化エクスポージャー」には、標準的手法を適用する「証券化エクスポージャー」も含まれております。
4.「その他」には、リース見積残存価額、購入債権（含む適格購入事業法人等向けエクスポージャー）、長期決済期間取引、その他資産等が含まれております。

■内部格付手法に関する事項

1. 内部格付手法を使用する範囲

当行は基礎的内部格付手法を使用しております。当行と同様に、基礎的内部格付手法を使用する連結子会社は以下のとおりであります。

(1) 国内

SMBC信用保証株式会社、SMBCファイナンスサービス株式会社

(2) 海外

欧州三井住友銀行、カナダ三井住友銀行、ブラジル三井住友銀行、インドネシア三井住友銀行、SMBCリース・ファイナンス会社、SMBCキャピタル・マーケット会社、英国SMBCキャピタル・マーケット会社、SMBCデリバティブ・プロダクツ・リミテッド

また、平成20年3月末において標準的手法を使用している連結子会社のうち、株式会社みなと銀行、株式会社関西アーバン銀行については、平成22年3月末より基礎的内部格付手法を使用する予定であります。

(注) 基礎的内部格付手法を使用する連結子会社が設立し実質的に管理を行っているSPC(特別目的会社)、投資事業有限責任組合等の連結子会社については、基礎的内部格付手法を適用しております。また、株式等エクスポージャーについては、標準的手法を使用する連結子会社が保有するエクスポージャーを含め、当行グループ全体で内部格付手法を使用しております。

2. 資産区分別のエクスポージャーの状況

「(1) 事業法人等向けエクスポージャー」、「(2) リテール向けエクスポージャー」、「(3) 株式等エクスポージャー及び信用リスク・アセットのみなし計算」の「格付付与手続の概要」、「信用リスク・アセット算出方法の概要」については、146～152ページをご参照ください。

(1) 事業法人等向けエクスポージャー

①事業法人、ソブリン、金融機関等向けエクスポージャー

ア. ポートフォリオの状況

(ア) 国内事業法人等

(金額単位 億円)

	平成19年3月末					
	エクスポージャー額	オン・バランス資産	オフ・バランス資産	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
J1-J3	182,616	133,504	49,111	0.10%	44.97%	22.88%
J4-J6	143,786	113,554	30,232	0.84	41.78	63.13
J7 (除く J7R)	19,780	17,596	2,184	10.67	40.63	161.66
国・地方等	109,830	108,752	1,078	0.00	44.70	0.46
その他	83,557	73,966	9,591	1.04	43.77	59.46
デフォルト (J7R、J8-J10)	9,945	9,650	295	100.00	43.46	—
合計	549,515	457,022	92,493	—	—	—

(金額単位 億円)

	平成20年3月末					
	エクスポージャー額	オン・バランス資産	オフ・バランス資産	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
J1-J3	188,864	136,236	52,629	0.10%	44.84%	23.67%
J4-J6	136,575	106,472	30,103	1.10	41.31	69.45
J7 (除く J7R)	18,206	15,886	2,320	11.50	42.34	174.93
国・地方等	150,131	138,544	11,587	0.00	41.65	0.49
その他	74,943	65,834	9,109	1.27	43.67	62.27
デフォルト (J7R、J8-J10)	9,376	9,056	320	100.00	42.77	—
合計	578,096	472,028	106,068	—	—	—

(注) 1. LGDはデフォルト時損失率であります。
2.「その他」には、与信額が1億円超の事業性ローンや中小企業向けに審査プロセスを定型化した融資のほか、信用保証協会の保証付融資、公共法人や任意団体宛融資、新設法人等決算未到来で格付が付与できない先への融資が含まれております。

（イ）海外事業法人等

（金額単位　億円）

	平成19年3月末					
	エクスポージャー額	オン・バランス資産	オフ・バランス資産	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
G1-G3	125,794	69,841	55,953	0.22%	43.73%	38.57%
G4-G6	6,704	4,784	1,920	1.71	44.66	105.65
G7（除くG7R）	1,520	715	805	27.13	44.89	251.83
その他	2,105	1,497	608	0.74	44.90	69.41
デフォルト（G7R、G8-G10）	887	778	109	100.00	44.95	—
合計	137,010	77,615	59,395	—	—	—

（金額単位　億円）

	平成20年3月末					
	エクスポージャー額	オン・バランス資産	オフ・バランス資産	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
G1-G3	212,439	128,617	83,822	0.17%	39.04%	27.20%
G4-G6	9,857	7,448	2,408	1.71	44.42	106.65
G7（除くG7R）	1,760	797	963	23.72	44.89	239.05
その他	1,135	932	203	0.93	44.93	77.76
デフォルト（G7R、G8-G10）	709	249	460	100.00	44.63	—
合計	225,900	138,043	87,856	—	—	—

（注）「その他」には、新設法人等決算未到来で格付が付与できない先への融資が含まれております。

②特定貸付債権

ア．ポートフォリオの状況

（ア）「プロジェクト・ファイナンス」、「オブジェクト・ファイナンス」、「事業用不動産向け貸付け」の残高

（金額単位　億円）

		リスク・ウェイト	平成19年3月末			平成20年3月末		
			プロジェクト・ファイナンス	オブジェクト・ファイナンス	事業用不動産向け貸付け	プロジェクト・ファイナンス	オブジェクト・ファイナンス	事業用不動産向け貸付け
優	（残存期間2年半未満）	50%	1,004	32	2,746	1,234	73	4,233
	（残存期間2年半以上）	70%	4,359	648	6,957	5,830	675	7,050
良	（残存期間2年半未満）	70%	348	10	447	283	—	534
	（残存期間2年半以上）	90%	1,468	100	1,050	2,853	152	1,320
可		115%	314	90	564	405	160	832
弱い		250%	227	82	15	154	47	107
デフォルト		—	36	—	—	50	1	—
合計			7,756	963	11,779	10,809	1,109	14,075

（イ）「ボラティリティの高い事業用不動産向け貸付け」の残高

（金額単位　億円）

		リスク・ウェイト	平成19年3月末	平成20年3月末
優	（残存期間2年半未満）	70%	59	39
	（残存期間2年半以上）	95%	56	—
良	（残存期間2年半未満）	95%	868	763
	（残存期間2年半以上）	120%	464	1,051
可		140%	1,620	2,015
弱い		250%	—	—
デフォルト		—	—	—
合計			3,067	3,868

(2) リテール向けエクスポージャー

①居住用不動産向けエクスポージャー

ア. ポートフォリオの状況

(金額単位 億円)

PDセグメント区分			平成19年3月末					
			エクスポージャー額	オン・バランス資産	オフ・バランス資産	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
住宅ローン	非延滞	モデル対象	89,252	88,188	1,064	0.32%	45.91%	25.11%
		その他	9,153	9,153	—	0.62	70.60	67.60
	延滞等		391	319	73	26.34	51.49	287.54
デフォルト			1,193	1,167	26	100.00	46.09	26.54
合計			99,989	98,827	1,162	—	—	—

(金額単位 億円)

PDセグメント区分			平成20年3月末					
			エクスポージャー額	オン・バランス資産	オフ・バランス資産	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
住宅ローン	非延滞	モデル対象	90,866	89,938	928	0.39%	40.15%	25.59%
		その他	8,531	8,531	—	0.78	61.05	70.76
	延滞等		515	448	66	38.53	44.49	249.90
デフォルト			1,149	1,142	8	100.00	40.94	29.07
合計			101,061	100,059	1,002	—	—	—

(注) 1.「その他」には、企業保証付のローン等が含まれております。
2.「延滞等」には、延滞が発生している債権や要注意先の債権で、自己資本比率告示上のデフォルトの定義に該当しないものを記載しております。
3.「デフォルト」のLGDの加重平均には、EL defaultの加重平均を記載しております。なお、「デフォルト」のLGDの加重平均は、平成19年3月末現在48.21%、平成20年3月末現在43.27%になります。

②適格リボルビング型リテール向けエクスポージャー

ア. ポートフォリオの状況

(金額単位 億円)

PDセグメント区分		平成19年3月末								
		エクスポージャー額	オン・バランス資産 残高	オン・バランス資産 加算額	オフ・バランス資産	未引出額	CCFの平均値	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
カードローン	非延滞	4,304	3,563	741	—	1,418	52.24%	2.45%	79.11%	58.93%
	延滞等	299	292	7	—	43	15.33	9.81	81.16	126.30
クレジットカード債権	非延滞	—	—	—	—	—	—	—	—	—
	延滞等	—	—	—	—	—	—	—	—	—
デフォルト		8	8	0	—	—	—	100.00	75.40	48.85
合計		4,612	3,864	748	—	1,461	—	—	—	—

(金額単位 億円)

PDセグメント区分		平成20年3月末								
		エクスポージャー額	オン・バランス資産 残高	オン・バランス資産 加算額	オフ・バランス資産	未引出額	CCFの平均値	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
カードローン	非延滞	4,513	3,793	719	—	1,462	49.18%	2.04%	83.41%	51.67%
	延滞等	599	587	12	—	86	14.24	47.35	90.63	257.00
クレジットカード債権	非延滞	—	—	—	—	—	—	—	—	—
	延滞等	—	—	—	—	—	—	—	—	—
デフォルト		51	50	1	—	—	—	100.00	78.06	82.13
合計		5,163	4,431	732	—	1,548	—	—	—	—

(注) 1. オン・バランス資産のエクスポージャー額の推計には、未引出額にCCF(未引出額に乗ずる掛目)を乗ずる方法ではなく、一取引当たりの残高増加額を推計する方法を使用しております。
2. 本資料上のCCFの平均値は、1. の推計額/未引出額として逆算したものであり、オン・バランス資産のエクスポージャー額の推計には使用しておりません。
3.「延滞等」には、3カ月未満の延滞債権を記載しております。
4.「デフォルト」のLGDの加重平均には、EL defaultの加重平均を記載しております。なお、「デフォルト」のLGDの加重平均は、平成19年3月末現在79.31%、平成20年3月末現在84.63%になります。

③その他リテール向けエクスポージャー

ア．ポートフォリオの状況

（金額単位　億円）

PDセグメント区分			平成19年3月末 エクスポージャー額	オン・バランス資産	オフ・バランス資産	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
事業性ローン等	非延滞	モデル対象	18,055	17,901	155	1.82%	60.42%	64.34%
		その他	2,087	2,087	0	1.78	53.09	62.24
	延滞等		3,525	3,485	40	11.06	60.22	98.64
消費性ローン	非延滞	モデル対象	3,561	3,524	37	1.37	41.63	47.26
		その他	2,493	2,471	23	1.76	66.29	64.45
	延滞等		371	368	3	23.03	49.72	115.88
デフォルト			1,842	1,838	4	100.00	55.03	44.40
合計			31,935	31,673	262	—	—	—

（金額単位　億円）

PDセグメント区分			平成20年3月末 エクスポージャー額	オン・バランス資産	オフ・バランス資産	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
事業性ローン等	非延滞	モデル対象	15,066	14,850	217	1.16%	62.77%	59.31%
		その他	2,319	2,316	4	1.25	56.70	57.41
	延滞等		5,247	5,208	39	11.72	67.99	110.04
消費性ローン	非延滞	モデル対象	3,036	3,004	32	1.61	41.01	48.48
		その他	2,408	2,387	21	1.81	65.68	81.19
	延滞等		379	376	3	31.13	47.24	120.99
デフォルト			2,030	2,001	28	100.00	60.90	64.34
合計			30,486	30,141	345	—	—	—

（注）1.「事業性ローン等」には、賃貸アパートに対するローンや、中小企業向けに審査プロセスを定型化した融資が含まれております。
2.「その他」には、企業保証付のローン等が含まれております。
3.「延滞等」には、延滞が発生している債権や要注意先の債権で、自己資本比率告示上のデフォルトの定義に該当しないものを記載しております。
4.「デフォルト」のLGDの加重平均には、EL defaultの加重平均を記載しております。なお、「デフォルト」のLGDの加重平均は、平成19年3月末現在58.58%、平成20年3月末現在66.05%になります。

(3) 株式等エクスポージャー及び信用リスク・アセットのみなし計算

①株式等エクスポージャー

ア．ポートフォリオの状況

（ア）エクスポージャー額

（金額単位　億円）

	平成19年3月末	平成20年3月末
マーケット・ベース方式適用分	1,629	2,288
簡易手法適用分	1,629	1,810
上場株式（300%）	419	522
非上場株式（400%）	1,210	1,287
内部モデル手法適用分	—	479
PD／LGD方式適用分	3,670	5,037
経過措置適用分	40,517	29,032
合計	45,815	36,358

（注）1.自己資本比率告示に定められた「株式等エクスポージャー」を記載しており、連結財務諸表上の株式とは異なっております。
2.「経過措置適用分」には、自己資本比率告示に定められた「株式等エクスポージャーに関する経過措置」を適用したものを記載しております。

（イ）PD／LGD方式適用分

（金額単位　億円）

	平成19年3月末			平成20年3月末		
	エクスポージャー額	PDの加重平均	リスク・ウェイトの加重平均	エクスポージャー額	PDの加重平均	リスク・ウェイトの加重平均
J1-J3	3,500	0.05%	104.84%	4,813	0.08%	111.62%
J4-J6	89	0.47	176.25	104	0.60	194.76
J7（除くJ7R）	44	9.30	432.42	111	9.89	440.46
その他	36	2.22	292.00	9	2.60	275.48
デフォルト（J7R、J8-J10）	0	100.00	—	1	100.00	—
合計	3,670	—	—	5,037	—	—

（注）1. 自己資本比率告示に定められた「株式等エクスポージャー」のうちのPD／LGD方式適用分を記載しており、連結財務諸表上の株式とは異なっております。
2.「その他」には、公共法人等が含まれております。

②信用リスク・アセットのみなし計算

ア．ポートフォリオの状況

（金額単位　億円）

	平成19年3月末	平成20年3月末
信用リスク・アセットのみなし計算が適用されるエクスポージャーの額	18,962	10,108

（4）損失実績の分析

「損失実績の分析」については、152ページをご参照ください。

■標準的手法に関する事項

1. 標準的手法を使用する範囲

平成20年3月末基準で、標準的手法によりリスク・アセットの額を算出した連結子会社は、以下のとおり、246ページの「内部格付手法に関する事項」の「1. 内部格付手法を使用する範囲」に示している連結子会社以外の子会社であります。

（1）基礎的内部格付手法の段階的適用を計画している連結子会社

株式会社みなと銀行、株式会社関西アーバン銀行が該当します。

上記の2社については、平成22年3月末より基礎的内部格付手法を使用する予定であります。

（2）その他の連結子会社

事務系子会社等、その業務内容、資産規模等から信用リスク管理上は重要性が低い連結子会社が該当します。

上記の連結子会社については、標準的手法を使用してまいります。

2. リスク・アセットの額の算出に用いる手法

「リスク・アセットの額の算出に用いる手法」については、153ページをご参照ください。

3. リスク・ウェイトの区分ごとの残高

（金額単位　億円）

区分	平成19年3月末		平成20年3月末	
		うちカントリー・リスク・スコア付与分		うちカントリー・リスク・スコア付与分
0%	10,689	837	11,932	959
10%	5,580	—	5,454	—
20%	4,923	2,552	6,563	3,109
35%	12,475	—	13,568	—
50%	561	18	962	4
75%	6,435	—	18,351	—
100%	28,804	4	31,141	2
150%	81	—	184	—
合計	69,549	3,411	88,155	4,074

（注）1. 信用リスク削減手法の効果を勘案した後のエクスポージャー額（部分直接償却額控除前）を記載しております。なお、オフ・バランス資産については与信相当額を記載しております。
2.「証券化エクスポージャー」は含まれておりません。

■信用リスクの削減手法に関する事項

1. リスク管理の方針及び手続の概要

信用リスクの削減手法に関する「リスク管理の方針及び手続の概要」については、154ページをご参照ください。

2. 信用リスク削減手法を適用したエクスポージャー額

（金額単位　億円）

区分	平成19年3月末		平成20年3月末	
	適格金融資産担保	適格資産担保	適格金融資産担保	適格資産担保
基礎的内部格付手法	23,255	26,615	50,706	30,828
事業法人向けエクスポージャー	16,750	26,602	9,970	30,813
ソブリン向けエクスポージャー	1	12	11,074	14
金融機関等向けエクスポージャー	6,504	1	29,662	1
標準的手法	1,334	—	1,046	—
合計	24,589	26,615	51,752	30,828

（金額単位　億円）

区分	平成19年3月末		平成20年3月末	
	保証	クレジット・デリバティブ	保証	クレジット・デリバティブ
基礎的内部格付手法	36,597	2,260	50,786	3,025
事業法人向けエクスポージャー	30,449	2,260	41,898	3,025
ソブリン向けエクスポージャー	583	—	2,452	—
金融機関等向けエクスポージャー	2,948	—	3,999	—
居住用不動産向けエクスポージャー	2,613	—	2,436	—
適格リボルビング型リテール向けエクスポージャー	—	—	—	—
その他リテール向けエクスポージャー	4	—	2	—
標準的手法	902	—	1,204	—
合計	37,499	2,260	51,990	3,025

■派生商品取引及び長期決済期間取引に関する事項

1. リスク管理の方針及び手続の概要

派生商品取引及び長期決済期間取引に関する「リスク管理の方針及び手続の概要」については、155ページをご参照ください。

2. 与信相当額に関する事項

（1）派生商品取引及び長期決済期間取引の与信相当額

①計算方式

カレント・エクスポージャー方式を使用しております。

②与信相当額

(金額単位　億円)

	平成19年3月末	平成20年3月末
グロスの再構築コストの額	30,169	47,975
グロスのアドオンの額	39,966	39,766
グロスの与信相当額	70,135	87,742
外国為替関連取引	30,598	41,179
金利関連取引	36,696	42,432
金関連取引	—	—
株式関連取引	23	21
貴金属関連取引(金関連取引を除く)	—	—
その他のコモディティ関連取引	2,651	2,895
クレジット・デフォルト・スワップ	168	1,214
ネッティングによる与信相当額削減額	32,947	45,358
ネットの与信相当額	37,189	42,383
担保の額	2,166	1,707
適格金融資産担保	1,227	602
適格資産担保	939	1,104
ネットの与信相当額(担保による信用リスク削減効果勘案後)	37,189	42,383

(注) 基礎的内部格付手法、及び標準的手法における簡便手法を用いていることから、ネットの与信相当額については、担保による信用リスク削減効果勘案前と勘案後において同額となります。

(2) クレジット・デリバティブの想定元本額

(金額単位　億円)

クレジット・デフォルト・スワップ	平成19年3月末		平成20年3月末	
	想定元本額	信用リスク削減手法の効果を勘案するために用いているもの	想定元本額	信用リスク削減手法の効果を勘案するために用いているもの
プロテクションの購入	12,604	2,260	15,590	3,025
プロテクションの提供	10,697	—	11,347	—

(注)「想定元本額」には、「与信相当額算出の対象となるもの」と「信用リスク削減手法の効果を勘案するために用いているもの」の合計額を記載しております。

■証券化エクスポージャー

「リスク管理の方針及び手続の概要」、「信用リスク・アセットの額の算出に使用する方式」、「証券化取引に関する会計方針」、「使用する適格格付機関」については、156～157ページをご参照ください。

1. ポートフォリオの状況

(1) 当行グループがオリジネーターである証券化取引

①オリジネーター(除くスポンサー業務)

ア. 原資産に関する情報

(金額単位　億円)

原資産の種類	平成19年3月末			平成18年度			
	原資産の額	資産譲渡型	合成型	当期に証券化を行った原資産の額	原資産のデフォルト額	原資産に係る当期の損失額	当期の売却損益
事業法人等向け債権	3,302	1,815	1,487	5,205	133	42	—
住宅ローン	15,509	15,509	—	7,897	3	0	268
リテール向け債権(除く住宅ローン)	4,504	—	4,504	3,412	201	21	—
その他	1,688	—	1,688	4	—	—	—
合計	25,004	17,324	7,680	16,517	337	64	268

（金額単位　億円）

原資産の種類	平成20年3月末			平成19年度			
	原資産の額	資産譲渡型	合成型	当期に証券化を行った原資産の額	原資産のデフォルト額	原資産に係る当期の損失額	当期の売却損益
事業法人等向け債権	2,729	1,704	1,025	6,579	75	2	—
住宅ローン	17,517	17,517	—	3,123	6	1	159
リテール向け債権（除く住宅ローン）	2,602	641	1,961	1,542	434	66	—
その他	1,473	—	1,473	739	—	—	—
合計	24,320	19,861	4,459	11,983	515	70	159

（注）1.「証券化エクスポージャー」を保有しない証券化取引の原資産については、当期に証券化を行った原資産のみを含めて記載しております。
2.「原資産のデフォルト額」は、3カ月以上延滞した原資産又はデフォルトした原資産を記載しております。
3.「その他」にはPFI事業（Private Finance Initiative：民間企業が資金調達、施設の建設、管理、運営も含めて公共サービス事業を請け負うもの）宛債権、リース料債権等が含まれております。
4. 自己資本比率告示第252条及び第270条に従い、外部の投資家の保有する証券化エクスポージャーに対し、信用リスク・アセットの額を計算している「早期償還条項付の証券化エクスポージャー」は該当ありません。
5.「自己資本比率告示附則第15条の適用により算出される信用リスク・アセット」は該当ありません。

イ．保有する証券化エクスポージャーに関する情報

（ア）原資産の種類別の情報

（金額単位　億円）

原資産の種類	平成19年3月末			平成20年3月末		
	期末残高	控除項目として自己資本から控除した額	増加した自己資本相当額	期末残高	控除項目として自己資本から控除した額	増加した自己資本相当額
事業法人等向け債権	1,834	17	—	1,389	44	—
住宅ローン	1,427	299	401	1,701	359	440
リテール向け債権（除く住宅ローン）	1,111	68	—	800	128	—
その他	24	24	—	725	21	—
合計	4,396	408	401	4,615	551	440

（イ）リスク・ウェイト別の情報

（金額単位　億円）

リスク・ウェイト	平成19年3月末		平成20年3月末	
	期末残高	所要自己資本額	期末残高	所要自己資本額
20%以下	1,751	12	2,645	22
100%以下	767	10	57	1
650%以下	20	7	20	7
1250%未満	—	—	—	—
自己資本控除	1,859	408	1,893	551
合計	4,396	437	4,615	582

②スポンサー業務

ア．原資産に関する情報

（金額単位　億円）

原資産の種類	平成19年3月末			平成18年度		
	原資産の額	資産譲渡型	合成型	当期に証券化を行った原資産の額	原資産のデフォルト額	原資産に係る当期の損失額
事業法人等向け債権	10,143	10,143	—	58,985	2,060	2,048
住宅ローン	—	—	—	—	—	—
リテール向け債権（除く住宅ローン）	371	371	—	5	0	0
その他	1,242	1,242	—	1,750	15	13
合計	11,756	11,756	—	60,740	2,075	2,060

（金額単位　億円）

原資産の種類	平成20年3月末			平成19年度		
	原資産の額	資産譲渡型	合成型	当期に証券化を行った原資産の額	原資産のデフォルト額	原資産に係る当期の損失額
事業法人等向け債権	7,906	7,906	—	63,058	1,568	1,549
住宅ローン	38	38	—	—	6	6
リテール向け債権（除く住宅ローン）	541	541	—	1,424	12	33
その他	992	992	—	2,531	18	14
合計	9,477	9,477	—	67,012	1,605	1,602

（注）1.「証券化エクスポージャー」を保有しない証券化取引の原資産については、当期に証券化を行った原資産のみを含めて記載しております。
2.「原資産のデフォルト額」は、3カ月以上延滞した原資産又はデフォルトした原資産を記載しております。
3. 顧客債権流動化等のスポンサー業務における「原資産のデフォルト額」、「原資産に係る当期の損失額」については、原資産の回収を顧客が行っている証券化取引等、データを適時適切に入手することが困難な場合が存在することから、実務上、当行が取得可能な範囲の代替データ等を用いて、以下の推計方法により、集計しております。
(1)「原資産のデフォルト額」の推計方法について
・外部格付準拠方式を適用する証券化取引では、入手可能な顧客等からの原資産の状況に係る報告をもとに推計しております。
・指定関数方式を適用する証券化取引では、取引毎の特性に応じ、当行が取得可能な各債務者の情報や、債務者毎のデフォルト発生率等をもとに推計しております。また、いずれの推計も困難な場合には、デフォルトした原資産とみなして保守的に推計しております。
(2)「原資産に係る当期の損失額」の推計方法について
・外部格付準拠方式を適用する証券化取引では、保守的に上記(1)に基づいて推計した「原資産のデフォルト額」と同額としております。
・指定関数方式を適用する証券化取引では、デフォルトした原資産に係る損失率が把握可能な場合は当該損失率に基づき推計を行い、当該推計が困難な場合は保守的に上記(1)に基づいて推計した「原資産のデフォルト額」と同額としております。
4.「その他」には、リース料債権等が含まれております。
5. 自己資本比率告示第252条及び第270条に従い、外部の投資家の保有する証券化エクスポージャーに対し、信用リスク・アセットの額を計算している「早期償還条項付の証券化エクスポージャー」は該当ありません。
6.「自己資本比率告示附則第15条の適用により算出される信用リスク・アセット」は該当ありません。

イ．保有する証券化エクスポージャーに関する情報

（ア）原資産の種類別の情報

（金額単位　億円）

原資産の種類	平成19年3月末			平成20年3月末		
	期末残高	控除項目として自己資本から控除した額	増加した自己資本相当額	期末残高	控除項目として自己資本から控除した額	増加した自己資本相当額
事業法人等向け債権	8,077	131	—	6,081	1	—
住宅ローン	—	—	—	38	—	—
リテール向け債権（除く住宅ローン）	371	—	—	541	—	—
その他	1,003	—	—	900	—	—
合計	9,451	131	—	7,561	1	—

（注）「その他」には、リース料債権等が含まれております。

（イ）リスク・ウェイト別の情報

（金額単位　億円）

リスク・ウェイト	平成19年3月末		平成20年3月末	
	期末残高	所要自己資本額	期末残高	所要自己資本額
20%以下	8,094	56	6,644	41
100%以下	1,031	37	915	26
650%以下	189	24	—	—
1250%未満	—	—	—	—
自己資本控除	137	131	1	1
合計	9,451	249	7,561	68

(2) 当行グループが投資家である証券化取引

①保有する証券化エクスポージャーに関する情報

ア. 原資産の種類別の情報

(金額単位 億円)

原資産の種類	平成19年3月末			平成20年3月末		
	期末残高	控除項目として自己資本から控除した額	増加した自己資本相当額	期末残高	控除項目として自己資本から控除した額	増加した自己資本相当額
事業法人等向け債権	3,016	769	—	3,395	660	—
住宅ローン	3,793	—	—	—	—	—
リテール向け債権(除く住宅ローン)	178	—	—	150	—	—
その他	1,240	13	—	246	106	—
合計	8,228	782	—	3,791	766	—

(注) 1.「その他」には原資産が証券化商品である取引等が含まれております。
2.「自己資本比率告示附則第15条の適用により算出される信用リスク・アセット」は該当ありません。

イ. リスク・ウェイト別の情報

(金額単位 億円)

リスク・ウェイト	平成19年3月末		平成20年3月末	
	期末残高	所要自己資本額	期末残高	所要自己資本額
20%以下	6,685	47	2,284	15
100%以下	262	16	350	16
650%以下	—	—	6	1
1250%未満	—	—	—	—
自己資本控除	1,281	782	1,151	766
合計	8,228	844	3,791	799

■銀行勘定における出資又は株式等エクスポージャーに関する事項

「銀行勘定における出資又は株式等エクスポージャーに関するリスク管理の方針及び手続の概要」、「銀行勘定における株式等エクスポージャーの評価等重要な会計方針」については、160ページをご参照ください。

1. 連結貸借対照表計上額及び時価

(金額単位 億円)

	平成19年3月末		平成20年3月末	
	連結貸借対照表計上額	時価	連結貸借対照表計上額	時価
上場株式等エクスポージャー	40,331	40,331	29,214	29,214
上場株式等エクスポージャーに該当しない出資等又は株式等エクスポージャー	5,484	—	6,622	—
合計	45,815	—	35,836	—

2. 出資等又は株式等エクスポージャーの売却及び償却に伴う損益の額

(金額単位 億円)

	平成18年度	平成19年度
損益	438	△309
売却益	618	368
売却損	15	57
償却	165	620

(注) 連結損益計算書における、株式等損益について記載しております。

3. 連結貸借対照表で認識され、かつ、連結損益計算書で認識されない評価損益の額

(金額単位 億円)

	平成19年3月末	平成20年3月末
連結貸借対照表で認識され、かつ、連結損益計算書で認識されない評価損益の額	20,104	9,488

(注) 時価のある日本企業株式・外国株式について記載しております。

4. 連結貸借対照表及び連結損益計算書で認識されない評価損益の額

(金額単位 億円)

	平成19年3月末	平成20年3月末
連結貸借対照表及び連結損益計算書で認識されない評価損益の額	658	△232

(注) 時価のある関連会社の株式について記載しております。

■種類別、地域別、業種別及び期間別エクスポージャー残高等

1. 種類別、地域別及び業種別エクスポージャー額

（金額単位　億円）

区分		平成19年3月末				
		貸出金等	債券	デリバティブ	その他	合計
国内（除く特別国際金融取引勘定分）	製造業	81,360	1,327	4,005	23,375	110,066
	農業、林業、漁業及び鉱業	1,791	11	90	628	2,521
	建設業	17,734	579	146	1,318	19,776
	運輸、情報通信、公益事業	38,060	1,377	977	7,572	47,986
	卸売・小売業	69,793	643	4,336	4,044	78,816
	金融・保険業	85,884	12,752	12,692	3,129	114,456
	不動産業	87,568	891	400	1,760	90,619
	各種サービス業	71,089	656	885	727	73,358
	地方公共団体	11,338	7,502	11	7	18,857
	その他	174,817	79,128	1,607	29,331	284,883
	合計	639,435	104,865	25,148	71,891	841,339
海外及び特別国際金融取引勘定分	政府等	3,158	825	84	—	4,066
	金融機関	27,446	2,439	8,465	—	38,350
	商工業	89,938	2,588	3,079	—	95,605
	その他	20,745	3,504	413	2,444	27,107
	合計	141,287	9,355	12,041	2,444	165,127
総合計		780,722	114,220	37,189	74,335	1,006,466

（金額単位　億円）

区分		平成20年3月末				
		貸出金等	債券	デリバティブ	その他	合計
国内（除く特別国際金融取引勘定分）	製造業	83,534	1,300	5,503	18,258	108,595
	農業、林業、漁業及び鉱業	3,168	1	137	545	3,851
	建設業	17,431	380	160	727	18,698
	運輸、情報通信、公益事業	41,732	1,276	1,773	5,752	50,533
	卸売・小売業	66,918	493	6,454	3,183	77,048
	金融・保険業	117,151	9,657	13,302	3,430	143,540
	不動産業	85,418	2,630	559	1,644	90,251
	各種サービス業	68,409	1,075	964	723	71,172
	地方公共団体	16,775	6,049	44	12	22,880
	その他	193,601	127,115	62	36,305	357,083
	合計	694,135	149,975	28,959	70,581	943,650
海外及び特別国際金融取引勘定分	政府等	3,351	7,912	94	—	11,357
	金融機関	36,516	3,371	9,478	—	49,365
	商工業	105,479	2,239	3,799	—	111,517
	その他	18,845	2,909	29	2,758	24,541
	合計	164,192	16,430	13,399	2,758	196,779
総合計		858,327	166,405	42,358	73,339	1,140,429

（注）1. 信用リスク削減手法の効果を勘案した後のエクスポージャー額を記載しております。
2.「信用リスク・アセットのみなし計算が適用されるエクスポージャー」及び「証券化エクスポージャー」は含まれておりません。
3. 資産区分の「貸出金等」には、貸出金、コミットメント、及びデリバティブ以外のオフ・バランス資産等が含まれ、「その他」には、「株式等エクスポージャー」、及び標準的手法を適用したファンド等の資産が含まれております。
4.「国内」とは、当行（海外店を除く。）及び国内連結子会社であり、「海外」とは、当行の海外店及び在外連結子会社であります。

2. 種類別及び残存期間別エクスポージャー額

（金額単位　億円）

区分	平成19年3月末				
	貸出金等	債券	デリバティブ	その他	合計
1年以下	224,831	37,472	4,231	428	266,963
1年超3年以下	117,450	16,286	12,802	6	146,543
3年超5年以下	117,759	14,518	11,127	4	143,408
5年超7年以下	44,669	13,824	4,335	2	62,830
7年超	203,246	32,121	4,693	11	240,071
期間の定めのないもの	72,767	—	—	73,883	146,650
合計	780,722	114,220	37,189	74,335	1,006,466

（金額単位　億円）

区分	平成20年3月末				
	貸出金等	債券	デリバティブ	その他	合計
1年以下	288,372	30,091	6,535	1,004	326,002
1年超3年以下	137,868	42,990	14,527	14	195,399
3年超5年以下	121,063	56,861	10,481	21	188,426
5年超7年以下	47,893	8,730	4,758	0	61,381
7年超	213,595	27,733	6,057	23	247,408
期間の定めのないもの	49,536	—	—	72,277	121,814
合計	858,327	166,405	42,358	73,339	1,140,429

（注）1. 信用リスク削減手法の効果を勘案した後のエクスポージャー額を記載しております。
2.「信用リスク・アセットのみなし計算が適用されるエクスポージャー」及び「証券化エクスポージャー」は含まれておりません。
3. 資産区分の「貸出金等」には、貸出金、コミットメント、及びデリバティブ以外のオフ・バランス資産等が含まれ、「その他」には、「株式等エクスポージャー」、及び標準的手法を適用したファンド等の資産が含まれております。
4. 期間区分の「期間の定めのないもの」には、期間別に分類していないものが含まれております。

3. 3カ月以上延滞エクスポージャーの期末残高又はデフォルトしたエクスポージャーの期末残高及び区分ごとの内訳

(1) 地域別

（金額単位　億円）

区分	平成19年3月末	平成20年3月末
国内（除く特別国際金融取引勘定分）	18,841	16,434
海外及び特別国際金融取引勘定分	1,350	1,402
アジア	819	416
北米	423	832
その他	108	154
合計	20,191	17,835

（注）1. 自己査定において要管理先以下に区分された債務者のオフ・バランス与信等を含む自己査定対象与信を記載しております。
2. 部分直接償却（直接減額）実施額を含めております。
3.「国内」とは、当行（海外店を除く。）及び国内連結子会社であり、「海外」とは、当行の海外店及び在外連結子会社であります。また、「海外」の期末残高は債務者所在国を基準に記載しております。

(2) 業種別

（金額単位　億円）

区分		平成19年3月末	平成20年3月末
国内（除く特別国際金融取引勘定分）	製造業	1,202	1,528
	農業、林業、漁業及び鉱業	63	66
	建設業	1,930	1,457
	運輸、情報通信、公益事業	1,525	866
	卸売・小売業	1,649	2,719
	金融・保険業	165	280
	不動産業	5,485	3,220
	各種サービス業	4,262	3,087
	その他	2,560	3,209
	合計	18,841	16,434
海外及び特別国際金融取引勘定分	金融機関	11	10
	商工業	1,339	1,392
	その他	—	—
	合計	1,350	1,402
総合計		20,191	17,835

（注）1. 自己査定において要管理先以下に区分された債務者のオフ・バランス与信等を含む自己査定対象与信を記載しております。
2. 部分直接償却（直接減額）実施額を含めております。
3.「国内」とは、当行（海外店を除く。）及び国内連結子会社であり、「海外」とは、当行の海外店及び在外連結子会社であります。

4. 一般貸倒引当金、個別貸倒引当金及び特定海外債権引当勘定の期末残高及び期中の増減額

(1) 地域別

(金額単位 億円)

区分	平成19年3月末	平成20年3月末	増減
一般貸倒引当金	6,655	5,664	△991
特定海外債権引当勘定	19	0	△19
個別貸倒引当金	6,478	7,618	1,140
国内(除く特別国際金融取引勘定分)	6,151	6,807	656
海外及び特別国際金融取引勘定分	327	811	484
アジア	141	101	△40
北米	129	681	552
その他	57	29	△28
合計	13,152	13,282	130

(注) 1. 個別貸倒引当金には部分直接償却(直接減額)実施額を含めております。
2.「国内」とは、当行(海外店を除く。)及び国内連結子会社であり、「海外」とは、当行の海外店及び在外連結子会社であります。また、「海外」の期末残高は債務者所在国を基準に記載しております。

(2) 業種別

(金額単位 億円)

区分	平成19年3月末	平成20年3月末	増減
一般貸倒引当金	6,655	5,664	△991
特定海外債権引当勘定	19	0	△19
個別貸倒引当金	6,478	7,618	1,140
国内(除く特別国際金融取引勘定分)	6,151	6,807	656
製造業	417	727	310
農業、林業、漁業及び鉱業	4	10	6
建設業	353	672	319
運輸、情報通信、公益事業	478	467	△11
卸売・小売業	791	1,352	561
金融・保険業	87	175	88
不動産業	1,517	1,083	△434
各種サービス業	1,352	1,150	△202
その他	1,152	1,171	19
海外及び特別国際金融取引勘定分	327	811	484
金融機関	9	9	△0
商工業	318	802	484
その他	—	—	—
合計	13,152	13,282	130

(注) 1. 個別貸倒引当金には部分直接償却(直接減額)実施額を含めております。
2.「国内」とは、当行(海外店を除く。)及び国内連結子会社であり、「海外」とは、当行の海外店及び在外連結子会社であります。

5. 業種別の貸出金償却の額

(金額単位 億円)

区分		平成18年度	平成19年度
国内(除く特別国際金融取引勘定分)	製造業	105	255
	農業、林業、漁業及び鉱業	0	3
	建設業	52	156
	運輸、情報通信、公益事業	146	108
	卸売・小売業	208	415
	金融・保険業	11	△2
	不動産業	△106	△16
	各種サービス業	105	220
	その他	145	96
	合計	665	1,235
海外及び特別国際金融取引勘定分	金融機関	0	0
	商工業	△35	60
	その他	—	—
	合計	△35	60
総合計		630	1,295

(注)「国内」とは、当行(海外店を除く。)及び国内連結子会社であり、「海外」とは、当行の海外店及び在外連結子会社であります。

■マーケット・リスクに関する事項

1. 内部モデル方式、標準的方式のポートフォリオの範囲
マーケット・リスク相当額の算出に使用する方式は以下のとおりであります。
(1) 内部モデル方式
株式会社三井住友銀行、欧州三井住友銀行、SMBCキャピタル・マーケット会社、英国SMBCキャピタル・マーケット会社、SMBCデリバティブ・プロダクツ・リミテッドの一般市場リスク
(2) 標準的方式
・個別リスク
・株式会社三井住友銀行、欧州三井住友銀行、SMBCキャピタル・マーケット会社、英国SMBCキャピタル・マーケット会社、SMBCデリバティブ・プロダクツ・リミテッド以外の連結子会社の一般市場リスク

2. 取引の特性に応じた価格評価方法
「取引の特性に応じた価格評価方法」については、165ページをご参照ください。

■銀行勘定(バンキング業務)における金利リスクに関する事項

金利リスク計測時の主な前提については、165ページをご参照ください。

VaRの状況

(金額単位 億円)

	平成18年度		平成19年度	
	トレーディング	バンキング	トレーディング	バンキング
年度末	29	441	22	208
最大	47	755	43	554
最小	21	334	21	182
平均	29	481	28	281

(注) 1. 保有期間1日、片側信頼区間99.0%、計測期間4年間のヒストリカル・シミュレーション法により日次で算出しております。
2. 主要連結子会社を含めております。
3. トレーディングは、個別リスクを除いております。

■オペレーショナルリスクに関する事項

1. オペレーショナルリスク相当額の算出に使用する手法の名称
平成20年3月末基準において、当行は先進的計測手法を使用しております。当行と同様に、先進的計測手法を使用する連結子会社は以下のとおりであり、それ以外の連結子会社各社には基礎的手法を使用しております。
株式会社ジャパンネット銀行、SMBC信用保証株式会社、SMBCファイナンスサービス株式会社、株式会社みなと銀行、SMBCセンターサービス株式会社、SMBCデリバリーサービス株式会社、SMBCグリーンサービス株式会社、SMBCインターナショナルビジネス株式会社、SMBCインターナショナルオペレーションズ株式会社、SMBCローンビジネスサービス株式会社、SMBCマーケットサービス株式会社、SMBC融資事務サービス株式会社、欧州三井住友銀行
また、基礎的手法を使用している先のうち、株式会社関西アーバン銀行につきましては平成20年9月末基準から、株式会社クオークにつきましては平成23年3月末基準から先進的計測手法を適用できるように準備を進めております。

2. 先進的計測手法の概要
「先進的計測手法の概要」については、166ページをご参照ください。

3. 保険によるリスク削減の有無
平成20年3月末基準において、保険によるオペレーショナルリスクの削減は実施しておりません。

4. オペレーショナルリスクに対する手法毎の所要自己資本の額
平成20年3月末基準において、オペレーショナルリスクに対する手法毎の所要自己資本の額は以下の通りであります。

(金額単位 億円)

	所要自己資本の額
先進的計測手法	2,104
基礎的手法	276
合計	2,380

単体自己資本比率に関する事項

■自己資本の構成に関する事項（単体自己資本比率（国際統一基準））

当行は単体自己資本比率の算定に関し、平成19年3月末から「自己資本比率の算定に関する合意された手続による調査業務を実施する場合の取扱い」（日本公認会計士協会業種別委員会報告第30号）に基づき、あずさ監査法人の外部監査を受けております。

なお、当該外部監査は、財務諸表の会計監査の一部ではなく、単体自己資本比率の算定に係る内部管理体制の一部について、外部監査人が、当行との間で合意された手続によって調査した結果を当行宛に報告するものであります。外部監査人が単体自己資本比率そのものの適正性や単体自己資本比率の算定に係る内部統制について意見表明するものではありません。

（金額単位　百万円）

項目			平成19年3月末	平成20年3月末
基本的項目（Tier 1）	資本金		664,986	664,986
	うち非累積的永久優先株（注）1		—	—
	新株式申込証拠金		—	—
	資本準備金		665,033	665,033
	その他資本剰余金		702,514	702,514
	利益準備金		—	—
	その他利益剰余金		760,100	894,560
	その他（※）		933,063	953,936
	自己株式（△）		—	—
	自己株式申込証拠金		—	—
	社外流出予定額（△）		—	15,383
	その他有価証券の評価差損（△）		—	—
	新株予約権		—	—
	営業権相当額（△）		—	—
	のれん相当額（△）		—	—
	企業結合等により計上される無形固定資産相当額（△）		—	—
	証券化取引に伴い増加した自己資本相当額（△）		40,057	44,045
	期待損失額が適格引当金を上回る額の50％相当額（△）		—	—
	繰延税金資産の控除前の［基本的項目］計（上記各項目の合計額）		3,685,641	3,821,603
	繰延税金資産の控除金額（△）（注）2		—	58,930
	計	(A)	3,685,641	3,762,673
	うちステップ・アップ金利条項付の優先出資証券（注）3		523,335	445,760
補完的項目（Tier 2）	その他有価証券の貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45％相当額		824,998	339,932
	土地の再評価額と再評価の直前の帳簿価額の差額の45％相当額		32,920	30,774
	一般貸倒引当金		—	—
	適格引当金が期待損失額を上回る額		32,467	8,282
	負債性資本調達手段等（注）4		2,710,870	2,683,172
	うち永久劣後債務（注）5		1,102,044	981,288
	うち期限付劣後債務及び期限付優先株（注）6		1,383,150	1,452,774
	計		3,601,257	3,062,160
	うち自己資本への算入額	(B)	3,601,257	3,062,160
準補完的項目（Tier 3）	短期劣後債務		—	—
	うち自己資本への算入額	(C)	—	—
控除項目	控除項目（注）7	(D)	286,295	272,393
自己資本額	(A)＋(B)＋(C)－(D)	(E)	7,000,603	6,552,440
リスク・アセット等	資産（オン・バランス）項目		40,755,261	40,580,140
	オフ・バランス取引等項目		7,871,270	8,619,697
	信用リスク・アセットの額	(F)	48,626,532	49,199,837
	マーケット・リスク相当額に係る額（(H)／8％）	(G)	334,631	257,905
	（参考）マーケット・リスク相当額	(H)	26,770	20,632
	オペレーショナル・リスク相当額に係る額（(J)／8％）	(I)	3,053,199	2,245,576
	（参考）オペレーショナル・リスク相当額	(J)	244,255	179,646
	旧所要自己資本の額に自己資本比率告示に定める率を乗じて得た額が新所要自己資本の額を上回る額に12.5を乗じて得た額	(K)	—	—
	計　（(F)＋(G)＋(I)＋(K)）	(L)	52,014,363	51,703,319
単体自己資本比率（国際統一基準）＝(E)／(L)×100（％）			13.45%	12.67%
（参考）Tier 1比率＝(A)／(L)×100（％）			7.08%	7.27%
単体総所要自己資本額＝(L)×8％			4,161,149	4,136,265

(注) 1. 資本金の「うち非累積的永久優先株」については、非累積的永久優先株に係る資本項目別の残高内訳がないため記載しておりません。なお、基本的項目に含まれる非累積的永久優先株の額は平成19年3月末現在210,003百万円、平成20年3月末現在210,003百万円であります。
2. 繰延税金資産の純額に相当する額は平成19年3月末現在743,605百万円、平成20年3月末現在823,251百万円であります。また、基本的項目への繰延税金資産の算入上限額は平成19年3月末現在1,105,692百万円、平成20年3月末現在764,320百万円であります。
3. 自己資本比率告示第17条第2項に掲げるもの、すなわち、ステップ・アップ金利等の特約を付すなど償還を行う蓋然性を有する株式等（海外特別目的会社の発行する優先出資証券を含む。）であります。なお、基本的項目の額に対する当該優先出資証券の額の割合は平成19年3月末現在14.19%、平成20年3月末現在11.84%であります。
4.「負債性資本調達手段等」には、自己資本比率告示第17条第3項に基づく海外特別目的会社の発行する優先出資証券の基本的項目への算入限度を超過するもののうち、補完的項目の算入対象となる額を平成19年3月末現在225,675百万円、平成20年3月末現在249,109百万円含めて記載しております。
5. 自己資本比率告示第18条第1項第4号に掲げる負債性資本調達手段で次に掲げる性質のすべてを有するものであります。
(1) 無担保で、かつ、他の債務に劣後する払込済のものであること。
(2) 一定の場合を除き、償還されないものであること。
(3) 業務を継続しながら損失の補てんに充当されるものであること。
(4) 利払い義務の延期が認められるものであること。
6. 自己資本比率告示第18条第1項第5号及び第6号に掲げるものであります。ただし、期限付劣後債務は契約時における償還期間が5年を超えるものに限られております。
7. 自己資本比率告示第20条第1項第1号から第5号に掲げるものであり、他の金融機関の資本調達手段の意図的な保有相当額が含まれております。

（※）

「単体自己資本比率（国際統一基準）」における「基本的項目」の中の「その他」には、当行の海外特別目的会社が発行している6件の優先出資証券が含まれております。詳細は243ページをご参照ください。

なお、当行は、平成20年4月28日開催の取締役会決議に基づき、SB Treasury Company L. L. C.が発行した優先出資証券を平成20年6月30日付で全額償還いたしました。

■所要自己資本の額

(金額単位　億円)

	平成19年3月末	平成20年3月末
事業法人向けエクスポージャー(除く特定貸付債権)	26,762	27,409
ソブリン向けエクスポージャー	424	396
金融機関等向けエクスポージャー	1,138	1,288
特定貸付債権	1,635	2,075
事業法人等向けエクスポージャー	29,958	31,169
居住用不動産向けエクスポージャー	3,257	3,092
適格リボルビング型リテール向けエクスポージャー	362	698
その他リテール向けエクスポージャー	3,377	3,507
リテール向けエクスポージャー	6,996	7,297
経過措置適用分	4,272	3,377
PD／LGD方式適用分	449	815
簡易手法適用分	538	595
内部モデル手法適用分	—	104
マーケット・ベース方式適用分	538	699
株式等エクスポージャー	5,259	4,891
信用リスク・アセットのみなし計算	2,880	2,344
証券化エクスポージャー	1,454	1,355
その他	2,929	2,876
内部格付手法適用分	49,475	49,930
標準的手法適用分	—	—
信用リスクに対する所要自己資本の額	49,475	49,930
金利リスク・カテゴリー	30	24
株式リスク・カテゴリー	2	0
外国為替リスク・カテゴリー	—	—
コモディティ・リスク・カテゴリー	—	—
オプション取引	—	—
標準的方式適用分	31	25
内部モデル方式適用分	237	182
マーケット・リスクに対する所要自己資本の額	268	206
オペレーショナル・リスクに対する所要自己資本の額	2,443	1,796
所要自己資本の額合計	52,186	51,933

(注) 1. 信用リスクに対する所要自己資本とは、標準的手法の場合、信用リスク・アセットの額×8%、内部格付手法の場合、信用リスク・アセットの額×8%＋期待損失額を計算したものに相当します。なお、自己資本控除を求められるエクスポージャーについては、当該控除額を所要自己資本額に加えております。
2. ポートフォリオの区分は、保証等の信用リスク削減手法の効果を勘案した後の区分で記載しております。
3.「その他」には、購入債権(含む適格購入事業法人等向けエクスポージャー)、長期決済期間取引、その他資産等が含まれております。

■内部格付手法に関する事項

1. 内部格付手法を使用する範囲

基礎的内部格付手法を使用しております。

2. 資産区分別のエクスポージャーの状況

「(1) 事業法人等向けエクスポージャー」、「(2) リテール向けエクスポージャー」、「(3) 株式等エクスポージャー及び信用リスク・アセットのみなし計算」の「格付付与手続の概要」、「信用リスク・アセット算出方法の概要」については、146～152ページをご参照ください。

(1) 事業法人等向けエクスポージャー

①事業法人、ソブリン、金融機関等向けエクスポージャー

ア. ポートフォリオの状況

(ア) 国内事業法人等

(金額単位 億円)

	平成19年3月末					
	エクスポージャー額	オン・バランス資産	オフ・バランス資産	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
J1-J3	176,849	129,062	47,787	0.10%	45.12%	23.11%
J4-J6	141,447	111,303	30,145	0.84	41.81	63.16
J7 (除くJ7R)	19,332	17,153	2,179	10.66	40.61	161.38
国・地方等	109,796	108,752	1,044	0.00	44.70	0.46
その他	85,635	70,997	14,638	0.94	43.86	54.36
デフォルト(J7R、J8-J10)	9,409	9,115	294	100.00	43.51	—
合計	542,469	446,382	96,087	—	—	—

(金額単位 億円)

	平成20年3月末					
	エクスポージャー額	オン・バランス資産	オフ・バランス資産	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
J1-J3	183,701	132,239	51,461	0.10%	44.85%	23.70%
J4-J6	134,551	104,529	30,022	1.09	41.34	69.45
J7 (除くJ7R)	17,764	15,454	2,310	11.51	42.34	174.93
国・地方等	150,100	138,542	11,558	0.00	41.65	0.49
その他	81,920	64,552	17,369	1.03	43.74	51.58
デフォルト(J7R、J8-J10)	8,758	8,440	318	100.00	42.81	—
合計	576,794	463,755	113,039	—	—	—

(注) 1. LGDはデフォルト時損失率であります。
2.「その他」には、与信額が1億円超の事業性ローンや中小企業向けに審査プロセスを定型化した融資のほか、信用保証協会の保証付融資、公共法人や任意団体宛融資、新設法人等決算未到来で格付が付与できない先への融資が含まれております。

（イ）海外事業法人等

（金額単位　億円）

	平成19年3月末					
	エクスポージャー額	オン・バランス資産	オフ・バランス資産	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
G1-G3	102,475	61,000	41,475	0.22%	43.58%	38.92%
G4-G6	4,553	2,988	1,565	1.89	44.51	109.48
G7（除くG7R）	1,284	563	721	27.88	44.87	251.14
その他	8,551	5,954	2,597	0.19	45.80	23.44
デフォルト（G7R、G8-G10）	620	612	8	100.00	44.93	—
合計	117,484	71,118	46,366	—	—	—

（金額単位　億円）

	平成20年3月末					
	エクスポージャー額	オン・バランス資産	オフ・バランス資産	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
G1-G3	186,223	118,393	67,830	0.17%	38.26%	26.02%
G4-G6	7,670	5,687	1,983	1.77	44.28	108.71
G7（除くG7R）	1,426	647	779	24.98	44.87	236.91
その他	10,086	9,531	555	0.12	45.59	14.48
デフォルト（G7R、G8-G10）	248	240	8	100.00	43.93	—
合計	205,653	134,497	71,156	—	—	—

（注）「その他」には、新設法人等決算未到来で格付が付与できない先への融資が含まれております。

②特定貸付債権

ア．ポートフォリオの状況

（ア）「プロジェクト・ファイナンス」、「オブジェクト・ファイナンス」、「事業用不動産向け貸付け」の残高

（金額単位　億円）

		リスク・ウェイト	平成19年3月末			平成20年3月末		
			プロジェクト・ファイナンス	オブジェクト・ファイナンス	事業用不動産向け貸付け	プロジェクト・ファイナンス	オブジェクト・ファイナンス	事業用不動産向け貸付け
優	（残存期間2年半未満）	50%	843	25	2,737	1,052	63	4,199
	（残存期間2年半以上）	70%	3,116	553	6,933	4,608	599	6,900
良	（残存期間2年半未満）	70%	308	—	447	264	—	534
	（残存期間2年半以上）	90%	1,089	98	1,050	2,152	134	1,283
可		115%	305	75	564	260	160	832
弱い		250%	202	82	15	135	47	107
デフォルト		—	24	—	—	38	1	—
合計			5,888	834	11,746	8,508	1,005	13,854

（イ）「ボラティリティの高い事業用不動産向け貸付け」の残高

（金額単位　億円）

		リスク・ウェイト	平成19年3月末	平成20年3月末
優	（残存期間2年半未満）	70%	59	39
	（残存期間2年半以上）	95%	39	—
良	（残存期間2年半未満）	95%	868	715
	（残存期間2年半以上）	120%	357	1,051
可		140%	1,620	2,015
弱い		250%	—	—
デフォルト		—	—	—
合計			2,942	3,820

(2) リテール向けエクスポージャー

①居住用不動産向けエクスポージャー

ア．ポートフォリオの状況

（金額単位　億円）

PDセグメント区分			平成19年3月末 エクスポージャー額	オン・バランス資産	オフ・バランス資産	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
住宅ローン	非延滞	モデル対象	88,188	88,188	—	0.32%	45.95%	25.15%
		その他	9,153	9,153	—	0.62	70.60	67.60
	延滞等		319	319	—	22.90	52.85	295.79
デフォルト			1,167	1,167	—	100.00	45.97	26.69
合計			98,827	98,827	—	—	—	—

（金額単位　億円）

PDセグメント区分			平成20年3月末 エクスポージャー額	オン・バランス資産	オフ・バランス資産	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
住宅ローン	非延滞	モデル対象	89,938	89,938	—	0.39%	40.18%	25.62%
		その他	8,531	8,531	—	0.78	61.05	70.76
	延滞等		448	448	—	37.16	45.20	256.45
デフォルト			845	845	—	100.00	29.89	19.28
合計			99,762	99,762	—	—	—	—

（注）1.「その他」には、企業保証付のローン等が含まれております。
2.「延滞等」には、延滞が発生している債権や要注意先の債権で、自己資本比率告示上のデフォルトの定義に該当しないものを記載しております。
3.「デフォルト」のLGDの加重平均には、EL defaultの加重平均を記載しております。なお、「デフォルト」のLGDの加重平均は、平成19年3月末現在48.11%、平成20年3月末現在31.43%になります。

②適格リボルビング型リテール向けエクスポージャー

ア．ポートフォリオの状況

（金額単位　億円）

PDセグメント区分		平成19年3月末 エクスポージャー額	オン・バランス資産 残高	オン・バランス資産 加算額	オフ・バランス資産	未引出額	CCFの平均値	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
カードローン	非延滞	4,304	3,563	741	—	1,418	52.24%	2.45%	79.11%	58.93%
	延滞等	299	292	7	—	43	15.33	9.81	81.16	126.30
クレジットカード債権	非延滞	—	—	—	—	—	—	—	—	—
	延滞等	—	—	—	—	—	—	—	—	—
デフォルト		8	8	0	—	—	—	100.00	75.40	48.85
合計		4,612	3,864	748	—	1,461	—	—	—	—

（金額単位　億円）

PDセグメント区分		平成20年3月末 エクスポージャー額	オン・バランス資産 残高	オン・バランス資産 加算額	オフ・バランス資産	未引出額	CCFの平均値	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
カードローン	非延滞	4,513	3,793	719	—	1,462	49.18%	2.04%	83.41%	51.67%
	延滞等	599	587	12	—	86	14.24	47.35	90.63	257.00
クレジットカード債権	非延滞	—	—	—	—	—	—	—	—	—
	延滞等	—	—	—	—	—	—	—	—	—
デフォルト		33	32	1	—	—	—	100.00	78.13	80.79
合計		5,145	4,412	732	—	1,548	—	—	—	—

（注）1. オン・バランス資産のエクスポージャー額の推計には、未引出額にCCF（未引出額に乗ずる掛目）を乗ずる方法ではなく、一取引当たりの残高増加額を推計する方法を使用しております。
2. 本資料上のCCFの平均値は、1. の推計額／未引出額として逆算したものであり、オン・バランス資産のエクスポージャー額の推計には使用しておりません。
3.「延滞等」には、3カ月未満の延滞債権を記載しております。
4.「デフォルト」のLGDの加重平均には、EL defaultの加重平均を記載しております。なお、「デフォルト」のLGDの加重平均は、平成19年3月末現在79.31%、平成20年3月末現在84.59%になります。

③その他リテール向けエクスポージャー

ア．ポートフォリオの状況

（金額単位　億円）

PDセグメント区分			平成19年3月末					
			エクスポージャー額	オン・バランス資産	オフ・バランス資産	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
事業性ローン等	非延滞	モデル対象	17,907	17,901	6	1.83%	60.59%	64.55%
		その他	2,087	2,087	0	1.78	53.09	62.24
	延滞等		3,488	3,485	3	11.11	60.39	98.97
消費性ローン	非延滞	モデル対象	3,524	3,524	—	1.38	41.68	47.34
		その他	2,459	2,459	—	1.76	66.15	64.01
	延滞等		368	368	—	23.00	49.74	115.89
デフォルト			1,838	1,838	0	100.00	55.03	44.41
合計			31,671	31,662	10	—	—	—

（金額単位　億円）

PDセグメント区分			平成20年3月末					
			エクスポージャー額	オン・バランス資産	オフ・バランス資産	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
事業性ローン等	非延滞	モデル対象	14,936	14,850	86	1.16%	62.92%	59.50%
		その他	2,316	2,316	1	1.25	56.71	57.41
	延滞等		5,215	5,208	8	11.76	68.10	110.26
消費性ローン	非延滞	モデル対象	3,004	3,004	—	1.62	41.06	48.56
		その他	2,382	2,382	—	1.81	65.65	81.17
	延滞等		376	376	—	31.10	47.23	120.96
デフォルト			1,771	1,745	26	100.00	58.98	64.22
合計			30,000	29,880	120	—	—	—

（注）1.「事業性ローン等」には、賃貸アパートに対するローンや、中小企業向けに審査プロセスを定型化した融資等が含まれております。
2.「その他」には、企業保証付のローン等が含まれております。
3.「延滞等」には、延滞が発生している債権や要注意先の債権で、自己資本比率告示上のデフォルトの定義に該当しないものを記載しております。
4.「デフォルト」のLGDの加重平均には、EL defaultの加重平均を記載しております。なお、「デフォルト」のLGDの加重平均は、平成19年3月末現在58.58%、平成20年3月末現在64.12%になります。

(3) 株式等エクスポージャー及び信用リスク・アセットのみなし計算

①株式等エクスポージャー

ア．ポートフォリオの状況

(ア) エクスポージャー額

（金額単位　億円）

	平成19年3月末	平成20年3月末
マーケット・ベース方式適用分	1,652	2,303
簡易手法適用分	1,652	1,824
上場株式（300%）	262	285
非上場株式（400%）	1,390	1,540
内部モデル手法適用分	—	479
PD／LGD方式適用分	4,542	5,859
経過措置適用分	50,373	39,827
合計	56,567	47,988

（注）1.自己資本比率告示に定められた「株式等エクスポージャー」を記載しており、財務諸表上の株式とは異なっております。
2.「経過措置適用分」には、自己資本比率告示に定められた「株式等エクスポージャーに関する経過措置」を適用したものを記載しております。

(イ) PD/LGD方式適用分

(金額単位　億円)

	平成19年3月末			平成20年3月末		
	エクスポージャー額	PDの加重平均	リスク・ウェイトの加重平均	エクスポージャー額	PDの加重平均	リスク・ウェイトの加重平均
J1-J3	4,269	0.06%	106.24%	5,032	0.08%	113.10%
J4-J6	89	0.47	176.25	157	0.65	205.49
J7 (除くJ7R)	71	9.26	432.44	563	12.85	469.11
その他	113	0.75	163.00	107	0.27	115.79
デフォルト (J7R、J8-J10)	0	100.00	—	1	100.00	—
合計	4,542	—	—	5,859	—	—

(注) 1. 自己資本比率告示に定められた「株式等エクスポージャー」のうちのPD/LGD方式適用分を記載しており、財務諸表上の株式とは異なっております。
2.「その他」には、公共法人等が含まれております。

②信用リスク・アセットのみなし計算

ア. ポートフォリオの状況

(金額単位　億円)

	平成19年3月末	平成20年3月末
信用リスク・アセットのみなし計算が適用されるエクスポージャーの額	18,389	9,755

(4) 損失実績の分析

「損失実績の分析」については、152ページをご参照ください。

■標準的手法に関する事項

該当ありません。

■信用リスクの削減手法に関する事項

1. リスク管理の方針及び手続の概要

信用リスクの削減手法に関する「リスク管理の方針及び手続の概要」については、154ページをご参照ください。

2. 信用リスク削減手法を適用したエクスポージャー額

(金額単位　億円)

区分	平成19年3月末		平成20年3月末	
	適格金融資産担保	適格資産担保	適格金融資産担保	適格資産担保
基礎的内部格付手法	23,158	26,626	50,304	29,351
事業法人向けエクスポージャー	16,688	26,613	9,817	29,336
ソブリン向けエクスポージャー	1	12	11,074	14
金融機関等向けエクスポージャー	6,469	1	29,412	1
標準的手法	—	—	—	—
合計	23,158	26,626	50,304	29,351

（金額単位　億円）

区分	平成19年3月末		平成20年3月末	
	保証	クレジット・デリバティブ	保証	クレジット・デリバティブ
基礎的内部格付手法	35,369	2,260	49,258	3,025
事業法人向けエクスポージャー	29,253	2,260	40,392	3,025
ソブリン向けエクスポージャー	583	—	2,450	—
金融機関等向けエクスポージャー	2,917	—	3,978	—
居住用不動産向けエクスポージャー	2,613	—	2,436	—
適格リボルビング型リテール向けエクスポージャー	—	—	—	—
その他リテール向けエクスポージャー	4	—	2	—
標準的手法	—	—	—	—
合計	35,369	2,260	49,258	3,025

■派生商品取引及び長期決済期間取引に関する事項

1. リスク管理の方針及び手続の概要

派生商品取引及び長期決済期間取引に関する「リスク管理の方針及び手続の概要」については、155ページをご参照ください。

2. 与信相当額に関する事項

(1) 派生商品取引及び長期決済期間取引の与信相当額

①計算方式

カレント・エクスポージャー方式を使用しております。

②与信相当額

（金額単位　億円）

	平成19年3月末	平成20年3月末
グロスの再構築コストの額	22,359	35,963
グロスのアドオンの額	32,345	30,296
グロスの与信相当額	54,704	66,259
外国為替関連取引	20,841	27,972
金利関連取引	31,235	35,379
金関連取引	—	—
株式関連取引	23	21
貴金属関連取引（金関連取引を除く）	—	—
その他のコモディティ関連取引	2,475	2,876
クレジット・デフォルト・スワップ	131	12
ネッティングによる与信相当額削減額	28,282	34,868
ネットの与信相当額	26,422	31,392
担保の額	2,166	1,708
適格金融資産担保	1,227	603
適格資産担保	939	1,104
ネットの与信相当額（担保による信用リスク削減効果勘案後）	26,422	31,392

（注）基礎的内部格付手法を用いていることから、ネットの与信相当額については、担保による信用リスク削減効果勘案前と勘案後において同額となります。

(2) クレジット・デリバティブの想定元本額

（金額単位　億円）

クレジット・デフォルト・スワップ	平成19年3月末		平成20年3月末	
	想定元本額	信用リスク削減手法の効果を勘案するために用いているもの	想定元本額	信用リスク削減手法の効果を勘案するために用いているもの
プロテクションの購入	2,545	2,260	3,190	3,025
プロテクションの提供	305	—	415	—

（注）「想定元本額」には、「与信相当額算出の対象となるもの」と「信用リスク削減手法の効果を勘案するために用いているもの」の合計額を記載しております。

■証券化エクスポージャー

「リスク管理の方針及び手続の概要」、「信用リスク・アセットの額の算出に使用する方式」、「証券化取引に関する会計方針」、「使用する適格格付機関」については、156〜157ページをご参照ください。

1. ポートフォリオの状況

(1) 当行がオリジネーターである証券化取引

①オリジネーター(除くスポンサー業務)

ア. 原資産に関する情報

(金額単位 億円)

原資産の種類	平成19年3月末			平成18年度			
	原資産の額	資産譲渡型	合成型	当期に証券化を行った原資産の額	原資産のデフォルト額	原資産に係る当期の損失額	当期の売却損益
事業法人等向け債権	3,292	1,805	1,487	5,190	133	42	—
住宅ローン	15,509	15,509	—	7,897	3	0	268
リテール向け債権(除く住宅ローン)	4,504	—	4,504	3,412	201	21	—
その他	—	—	—	—	—	—	—
合計	23,306	17,314	5,992	16,498	337	64	268

(金額単位 億円)

原資産の種類	平成20年3月末			平成19年度			
	原資産の額	資産譲渡型	合成型	当期に証券化を行った原資産の額	原資産のデフォルト額	原資産に係る当期の損失額	当期の売却損益
事業法人等向け債権	2,729	1,704	1,025	6,579	75	2	—
住宅ローン	17,517	17,517	—	3,123	6	1	159
リテール向け債権(除く住宅ローン)	1,961	—	1,961	1,542	428	45	—
その他	—	—	—	739	—	—	—
合計	22,207	19,221	2,986	11,983	509	48	159

(注) 1.「証券化エクスポージャー」を保有しない証券化取引の原資産については、当期に証券化を行った原資産のみを含めて記載しております。
2.「原資産のデフォルト額」は、3カ月以上延滞した原資産又はデフォルトした原資産を記載しております。
3.「その他」にはPFI事業(Private Finance Initiative:民間企業が資金調達、施設の建設、管理、運営も含めて公共サービス事業を請け負うもの)宛債権、リース料債権等が含まれております。
4. 自己資本比率告示第252条及び第270条に従い、外部の投資家の保有する証券化エクスポージャーに対し、信用リスク・アセットの額を計算している「早期償還条項付の証券化エクスポージャー」は該当ありません。
5.「自己資本比率告示附則第15条の適用により算出される信用リスク・アセット」は該当ありません。

イ. 保有する証券化エクスポージャーに関する情報

(ア) 原資産の種類別の情報

(金額単位 億円)

原資産の種類	平成19年3月末			平成20年3月末		
	期末残高	控除項目として自己資本から控除した額	増加した自己資本相当額	期末残高	控除項目として自己資本から控除した額	増加した自己資本相当額
事業法人等向け債権	1,823	17	—	1,389	44	—
住宅ローン	1,427	299	401	1,701	359	440
リテール向け債権(除く住宅ローン)	1,111	68	—	760	87	—
その他	—	—	—	—	—	—
合計	4,362	384	401	3,849	489	440

(イ) リスク・ウェイト別の情報

(金額単位 億円)

リスク・ウェイト	平成19年3月末		平成20年3月末	
	期末残高	所要自己資本額	期末残高	所要自己資本額
20%以下	1,749	12	1,941	17
100%以下	758	9	57	1
650%以下	20	7	20	7
1250%未満	—	—	—	—
自己資本控除	1,834	384	1,831	489
合計	4,362	412	3,849	515

②スポンサー業務

ア．原資産に関する情報

（金額単位　億円）

原資産の種類	平成19年3月末			平成18年度		
	原資産の額	資産譲渡型	合成型	当期に証券化を行った原資産の額	原資産のデフォルト額	原資産に係る当期の損失額
事業法人等向け債権	10,143	10,143	—	58,985	2,060	2,048
住宅ローン	—	—	—	—	—	—
リテール向け債権（除く住宅ローン）	371	371	—	5	0	0
その他	1,242	1,242	—	1,750	15	13
合計	11,756	11,756	—	60,740	2,075	2,060

（金額単位　億円）

原資産の種類	平成20年3月末			平成19年度		
	原資産の額	資産譲渡型	合成型	当期に証券化を行った原資産の額	原資産のデフォルト額	原資産に係る当期の損失額
事業法人等向け債権	7,906	7,906	—	63,058	1,568	1,549
住宅ローン	38	38	—	—	6	6
リテール向け債権（除く住宅ローン）	541	541	—	1,424	12	33
その他	992	992	—	2,531	18	14
合計	9,477	9,477	—	67,012	1,605	1,602

（注）1.「証券化エクスポージャー」を保有しない証券化取引の原資産については、当期に証券化を行った原資産を含めて記載しております。
2.「原資産のデフォルト額」は、3カ月以上延滞した原資産又はデフォルトした原資産を記載しております。
3. 顧客債権流動化等のスポンサー業務における「原資産のデフォルト額」、「原資産に係る当期の損失額」については、原資産の回収を顧客が行っている証券化取引等、データを適時適切に入手することが困難な場合が存在することから、実務上、当行が取得可能な範囲の代替データ等を用いて、以下の推計方法により、集計しております。
(1)「原資産のデフォルト額」の推計方法について
・外部格付準拠方式を適用する証券化取引では、入手可能な顧客等からの原資産の状況に係る報告をもとに推計しております。
・指定関数方式を適用する証券化取引では、取引毎の特性に応じ、当行が取得可能な各債務者の情報や、債務者毎のデフォルト発生率等をもとに推計しております。また、いずれの推計も困難な場合には、デフォルトした原資産とみなして保守的に推計しております。
(2)「原資産に係る当期の損失額」の推計方法について
・外部格付準拠方式を適用する証券化取引では、保守的に上記(1)に基づいて推計した「原資産のデフォルト額」と同額としております。
・指定関数方式を適用する証券化取引では、デフォルトした原資産に係る損失率が把握可能な場合は当該損失率に基づき推計を行い、当該推計が困難な場合は保守的に上記(1)に基づいて推計した「原資産のデフォルト額」と同額としております。
4.「その他」には、リース料債権等が含まれております。
5. 自己資本比率告示第252条及び第270条に従い、外部の投資家の保有する証券化エクスポージャーに対し、信用リスク・アセットの額を計算している「早期償還条項付の証券化エクスポージャー」は該当ありません。
6.「自己資本比率告示附則第15条の適用により算出される信用リスク・アセット」は該当ありません。

イ．保有する証券化エクスポージャーに関する情報

（ア）原資産の種類別の情報

（金額単位　億円）

原資産の種類	平成19年3月末			平成20年3月末		
	期末残高	控除項目として自己資本から控除した額	増加した自己資本相当額	期末残高	控除項目として自己資本から控除した額	増加した自己資本相当額
事業法人等向け債権	8,077	131	—	6,081	1	—
住宅ローン	—	—	—	38	—	—
リテール向け債権（除く住宅ローン）	371	—	—	541	—	—
その他	1,003	—	—	900	—	—
合計	9,451	131	—	7,561	1	—

（注）「その他」には、リース料債権等が含まれております。

（イ）リスク・ウェイト別の情報

（金額単位　億円）

リスク・ウェイト	平成19年3月末		平成20年3月末	
	期末残高	所要自己資本額	期末残高	所要自己資本額
20%以下	8,094	56	6,644	41
100%以下	1,031	37	915	26
650%以下	189	24	—	—
1250%未満	—	—	—	—
自己資本控除	137	131	1	1
合計	9,451	249	7,561	68

（2）当行が投資家である証券化取引

①保有する証券化エクスポージャーに関する情報

ア．原資産の種類別の情報

（金額単位　億円）

原資産の種類	平成19年3月末			平成20年3月末		
	期末残高	控除項目として自己資本から控除した額	増加した自己資本相当額	期末残高	控除項目として自己資本から控除した額	増加した自己資本相当額
事業法人等向け債権	2,821	719	—	3,103	646	—
住宅ローン	3,793	—	—	—	—	—
リテール向け債権（除く住宅ローン）	178	—	—	119	—	—
その他	1,240	13	—	114	101	—
合計	8,032	732	—	3,336	747	—

（注）1.「その他」には原資産が証券化商品である取引等が含まれております。
2.「自己資本比率告示附則第15条の適用により算出される信用リスク・アセット」は該当ありません。

イ．リスク・ウェイト別の情報

（金額単位　億円）

リスク・ウェイト	平成19年3月末		平成20年3月末	
	期末残高	所要自己資本額	期末残高	所要自己資本額
20%以下	6,540	46	2,055	14
100%以下	262	16	143	10
650%以下	—	—	6	1
1250%未満	—	—	—	—
自己資本控除	1,231	732	1,132	747
合計	8,032	793	3,336	772

■銀行勘定における出資又は株式等エクスポージャーに関する事項

1. 銀行勘定における出資又は株式等エクスポージャーに関するリスク管理の方針及び手続の概要

銀行勘定で保有する株式等については、保有目的とリスク特性に応じ、市場リスクあるいは信用リスク管理の枠組みに基づき、リスクの許容量に上限を設定する等適切な方法で管理を行っております。

このうち「その他有価証券」の区分で保有する株式については、株価変動リスクを適切に管理するためにリスクの許容量に上限を設定し、遵守状況を管理しております。

なお、これらリスク許容量の上限は、自己資本等の経営体力を勘案して定める「リスク資本極度」の範囲内で設定しております。

「子会社株式・関連会社株式」については160ページに記載のとおり連結ベースでリスク管理を行っているため、株式としてのリスク計測は行っておりません。

2. 銀行勘定における株式等エクスポージャーの評価等重要な会計方針

「銀行勘定における株式等エクスポージャーの評価等重要な会計方針」については、160ページをご参照ください。

3. 貸借対照表計上額及び時価

(金額単位　億円)

	平成19年3月末		平成20年3月末	
	貸借対照表計上額	時価	貸借対照表計上額	時価
上場株式等エクスポージャー	41,755	41,755	30,077	30,077
上場株式等エクスポージャーに該当しない出資等又は株式等エクスポージャー	14,812	—	17,389	—
合計	56,567	—	47,466	—

4. 出資等又は株式等エクスポージャーの売却及び償却に伴う損益の額

(金額単位　億円)

	平成18年度	平成19年度
損益	111	△1,410
売却益	502	267
売却損	5	23
償却	386	1,654

(注) 損益計算書における、株式等損益について記載しております。

5. 貸借対照表で認識され、かつ、損益計算書で認識されない評価損益の額

(金額単位　億円)

	平成19年3月末	平成20年3月末
貸借対照表で認識され、かつ、損益計算書で認識されない評価損益の額	19,887	9,403

(注) 時価のある日本企業株式・外国株式について記載しております。

6. 貸借対照表及び損益計算書で認識されない評価損益の額

(金額単位　億円)

	平成19年3月末	平成20年3月末
貸借対照表及び損益計算書で認識されない評価損益の額	80	11

(注) 時価のある子会社・関連会社の株式について記載しております。

■種類別、地域別、業種別及び期間別エクスポージャー残高等

1. 種類別、地域別及び業種別エクスポージャー額

(金額単位　億円)

区分		平成19年3月末				
		貸出金等	債券	デリバティブ	その他	合計
国内(除く特別国際金融取引勘定分)	製造業	77,722	1,245	3,999	23,141	106,107
	農業、林業、漁業及び鉱業	1,728	10	90	626	2,454
	建設業	15,564	126	146	1,297	17,132
	運輸、情報通信、公益事業	36,635	1,237	977	7,593	46,442
	卸売・小売業	65,579	541	4,323	3,968	74,411
	金融・保険業	90,121	11,390	12,628	5,559	119,698
	不動産業	74,818	654	398	1,563	77,433
	各種サービス業	64,704	487	884	2,383	68,458
	地方公共団体	10,771	6,998	11	—	17,781
	その他	155,144	71,991	1,607	24,951	253,692
	合計	592,787	94,678	25,062	71,082	783,609
海外及び特別国際金融取引勘定分	政府等	1,094	825	1	—	1,920
	金融機関	23,276	1,976	692	—	25,944
	商工業	78,291	2,447	640	—	81,378
	その他	15,061	—	28	8,264	23,353
	合計	117,722	5,248	1,360	8,264	132,594
総合計		710,509	99,926	26,422	79,346	916,203

(金額単位　億円)

区分		平成20年3月末				
		貸出金等	債券	デリバティブ	その他	合計
国内（除く特別国際金融取引勘定分）	製造業	79,843	1,221	5,482	18,167	104,714
	農業、林業、漁業及び鉱業	3,095	—	137	545	3,777
	建設業	15,310	109	159	725	16,304
	運輸、情報通信、公益事業	40,124	1,085	1,772	5,799	48,781
	卸売・小売業	62,601	394	6,409	3,137	72,541
	金融・保険業	125,314	6,717	13,358	4,876	150,265
	不動産業	70,856	2,444	549	1,609	75,458
	各種サービス業	61,972	749	960	2,331	66,012
	地方公共団体	16,115	4,966	44	—	21,125
	その他	164,119	121,645	61	25,321	311,145
	合計	639,348	139,332	28,933	62,510	870,123
海外及び特別国際金融取引勘定分	政府等	2,112	7,584	2	—	9,698
	金融機関	34,854	2,700	1,918	—	39,472
	商工業	90,774	2,102	501	—	93,377
	その他	14,086	20	14	9,255	23,374
	合計	141,827	12,406	2,434	9,255	165,922
総合計		781,175	151,738	31,367	71,765	1,036,044

(注) 1. 信用リスク削減手法の効果を勘案した後のエクスポージャー額を記載しております。
2. 「信用リスク・アセットのみなし計算が適用されるエクスポージャー」及び「証券化エクスポージャー」は含まれておりません。
3. 資産区分の「貸出金等」には、貸出金、コミットメント、及びデリバティブ以外のオフ・バランス資産等が含まれ、「その他」には、「株式等エクスポージャー」等の資産が含まれております。
4. 「国内」とは国内店であり、「海外」とは海外店であります。

2. 種類別及び残存期間別エクスポージャー額

(金額単位　億円)

区分	平成19年3月末				
	貸出金等	債券	デリバティブ	その他	合計
1年以下	212,691	34,717	2,618	—	250,026
1年超3年以下	110,199	11,226	7,449	—	128,874
3年超5年以下	108,746	12,004	9,243	—	129,993
5年超7年以下	38,937	12,918	3,811	—	55,666
7年超	176,387	29,062	3,301	—	208,749
期間の定めのないもの	63,549	—	—	79,346	142,895
合計	710,509	99,926	26,422	79,346	916,203

(金額単位　億円)

区分	平成20年3月末				
	貸出金等	債券	デリバティブ	その他	合計
1年以下	284,120	22,930	4,622	4	311,677
1年超3年以下	129,954	40,364	9,667	—	179,985
3年超5年以下	111,000	55,462	8,717	—	175,179
5年超7年以下	42,312	8,060	3,836	—	54,208
7年超	183,569	24,921	4,525	—	213,015
期間の定めのないもの	30,219	—	—	71,761	101,980
合計	781,175	151,738	31,367	71,765	1,036,044

(注) 1. 信用リスク削減手法の効果を勘案した後のエクスポージャー額を記載しております。
2. 「信用リスク·アセットのみなし計算が適用されるエクスポージャー」及び「証券化エクスポージャー」は含まれておりません。
3. 資産区分の「貸出金等」には、貸出金、コミットメント、及びデリバティブ以外のオフ・バランス資産等が含まれ、「その他」には、「株式等エクスポージャー」等の資産が含まれております。
4. 期間区分の「期間の定めのないもの」には、期間別に分類していないものが含まれております。

3. 3カ月以上延滞エクスポージャーの期末残高又はデフォルトしたエクスポージャーの期末残高及び区分ごとの内訳

(1) 地域別

(金額単位　億円)

区分		平成19年3月末	平成20年3月末
国内（除く特別国際金融取引勘定分）		12,243	12,331
海外及び特別国際金融取引勘定分		770	950
	アジア	531	402
	北米	208	438
	その他	31	110
合計		13,013	13,281

(注) 1. 自己査定において要管理先以下に区分された債務者のオフ・バランス与信等を含む自己査定対象与信を記載しております。
2. 部分直接償却（直接減額）実施額を含めております。
3.「国内」とは国内店であり、「海外」とは海外店であります。また、「海外」の期末残高は債務者所在国を基準に記載しております。

(2) 業種別

(金額単位　億円)

区分		平成19年3月末	平成20年3月末
国内（除く特別国際金融取引勘定分）	製造業	890	1,298
	農業、林業、漁業及び鉱業	64	63
	建設業	642	1,172
	運輸、情報通信、公益事業	1,588	758
	卸売・小売業	1,592	2,312
	金融・保険業	93	237
	不動産業	3,360	2,618
	各種サービス業	2,404	2,427
	その他	1,610	1,446
	合計	12,243	12,331
海外及び特別国際金融取引勘定分	金融機関	7	6
	商工業	763	944
	その他	—	—
	合計	770	950
総合計		13,013	13,281

(注) 1. 自己査定において要管理先以下に区分された債務者のオフ・バランス与信等を含む自己査定対象与信を記載しております。
2. 部分直接償却（直接減額）実施額を含めております。
3.「国内」とは国内店であり、「海外」とは海外店であります。

4. 一般貸倒引当金、個別貸倒引当金及び特定海外債権引当勘定の期末残高及び期中の増減額

(1) 地域別

(金額単位　億円)

区分	平成19年3月末	平成20年3月末	増減
一般貸倒引当金	5,308	4,309	△999
特定海外債権引当勘定	19	0	△19
個別貸倒引当金	4,431	5,229	798
国内（除く特別国際金融取引勘定分）	4,182	4,775	593
海外及び特別国際金融取引勘定分	249	454	205
アジア	138	98	△40
北米	81	347	266
その他	30	9	△21
合計	9,758	9,538	△220

(注) 1. 個別貸倒引当金には部分直接償却（直接減額）実施額を含めております。
2.「国内」とは国内店であり、「海外」とは海外店であります。また、「海外」の期末残高は債務者所在国を基準に記載しております。

(2) 業種別

(金額単位　億円)

区分	平成19年3月末	平成20年3月末	増減
一般貸倒引当金	5,308	4,309	△999
特定海外債権引当勘定	19	0	△19
個別貸倒引当金	4,431	5,229	798
国内(除く特別国際金融取引勘定分)	4,182	4,775	593
製造業	328	632	304
農業、林業、漁業及び鉱業	3	9	6
建設業	155	470	315
運輸、情報通信、公益事業	439	416	△23
卸売・小売業	694	1,158	464
金融・保険業	72	152	80
不動産業	1,257	868	△389
各種サービス業	958	865	△93
その他	276	205	△71
海外及び特別国際金融取引勘定分	249	454	205
金融機関	6	6	△0
商工業	243	448	205
その他	—	—	—
合計	9,758	9,538	△220

(注) 1. 個別貸倒引当金には部分直接償却(直接減額)実施額を含めております。
2.「国内」とは国内店であり、「海外」とは海外店であります。

5. 業種別の貸出金償却の額

(金額単位　億円)

区分		平成18年度	平成19年度
国内(除く特別国際金融取引勘定分)	製造業	100	256
	農業、林業、漁業及び鉱業	0	3
	建設業	56	157
	運輸、情報通信、公益事業	164	108
	卸売・小売業	204	414
	金融・保険業	11	△3
	不動産業	△111	△15
	各種サービス業	103	217
	その他	14	21
	合計	541	1,158
海外及び特別国際金融取引勘定分	金融機関	0	0
	商工業	△36	60
	その他	—	—
	合計	△36	60
総合計		505	1,218

(注)「国内」とは国内店であり、「海外」とは海外店であります。

■マーケット・リスクに関する事項

1. 内部モデル方式、標準的方式のポートフォリオの範囲

マーケット・リスク相当額の算出に使用する方式は以下のとおりであります。

(1) 内部モデル方式

一般市場リスク

(2) 標準的方式

個別リスク

2. 取引の特性に応じた価格評価方法

「取引の特性に応じた価格評価方法」については、165ページをご参照ください。

■銀行勘定（バンキング業務）における金利リスクに関する事項

金利リスク計測時の主な前提については、165ページをご参照ください。

VaRの状況

（金額単位　億円）

	平成18年度		平成19年度	
	トレーディング	バンキング	トレーディング	バンキング
年度末	23	398	15	174
最大	42	691	39	511
最小	15	294	13	156
平均	25	430	20	248

（注）1. 保有期間1日、片側信頼区間99.0%、計測期間4年間のヒストリカル・シミュレーション法により日次で算出しております。
2. トレーディングは、個別リスクを除いております。

■オペレーショナルリスクに関する事項

1. オペレーショナルリスク相当額の算出に使用する手法の名称

平成20年3月末基準において、先進的計測手法を使用しております。

2. 先進的計測手法の概要

「先進的計測手法の概要」については、166ページをご参照ください。

3. 保険によるリスク削減の有無

平成20年3月末基準において、保険によるオペレーショナルリスクの削減は実施しておりません。

4. オペレーショナルリスクに対する手法毎の所要自己資本の額

平成20年3月末基準において、オペレーショナルリスクに対する手法毎の所要自己資本の額は以下の通りであります。

（金額単位　億円）

	所要自己資本の額
先進的計測手法	1,796
合計	1,796



決算公告（写）

銀行法第52条の28に基づく決算公告を行い、銀行法第52条の29第1項の規定により決算公告の写しを本誌に掲載しております。
なお、本決算公告に掲載されている銀行法第52条の28第2項の規定により作成した連結貸借対照表等は、会社法第396条第1項の規定により、あずさ監査法人の監査を受けております。

第 6 期 決 算 公 告

平成20年6月30日

東京都千代田区有楽町一丁目1番2号
株式会社三井住友フィナンシャルグループ
取締役社長　北 山 禎 介

第6期末（平成20年3月31日現在）貸借対照表

（単位：百万円）

科目	金額	科目	金額
（資産の部）		（負債の部）	
流動資産	68,956	流動負債	1,052,242
現金及び預金	53,735	短期借入金	1,049,030
前払費用	21	未払金	223
繰延税金資産	359	未払費用	173
未収収益	56	未払法人税等	1,539
未収還付法人税等	14,267	未払事業所税	4
その他	515	賞与引当金	81
		役員賞与引当金	74
		その他	1,114
固定資産	3,952,260	固定負債	225
有形固定資産	4	役員退職慰労引当金	225
建物	0	負債合計	1,052,468
器具及び備品	4	（純資産の部）	
無形固定資産	9	株主資本	2,968,749
ソフトウェア	9	資本金	1,420,877
投資その他の資産	3,952,246	資本剰余金	930,386
関係会社株式	3,950,642	資本準備金	642,355
繰延税金資産	1,603	その他資本剰余金	288,031
		利益剰余金	700,679
		その他利益剰余金	700,679
		別途積立金	30,420
		繰越利益剰余金	670,259
		自己株式	△ 83,194
		純資産合計	2,968,749
資産合計	4,021,217	負債及び純資産合計	4,021,217

第6期（平成19年4月1日から平成20年3月31日まで）損益計算書

（単位：百万円）

科目	金額	
営業収益		
関係会社受取配当金	89,693	
関係会社受入手数料	21,944	111,637
営業費用		
販売費及び一般管理費	6,246	6,246
営業利益		105,391
営業外収益		
受取利息	298	
受入手数料	14	
その他	153	466
営業外費用		
支払利息	11,012	
支払手数料	1,263	
関係会社株式評価損	4,518	16,794
経常利益		89,063
税引前当期純利益		89,063
法人税、住民税及び事業税	5,470	
法人税等調整額	618	6,088
当期純利益		82,975

<重要な会計方針に係る事項に関する注記>

1. 有価証券の評価基準及び評価方法
子会社株式及び関連会社株式・・移動平均法による原価法により行っております。

2. 固定資産の減価償却の方法
(1) 有形固定資産
定率法（ただし、建物については定額法）を採用しております。

平成19年度税制改正に伴い、平成19年4月1日以後に取得した有形固定資産については、改正後の法人税法に基づく償却方法により減価償却費を計上しております。これによる貸借対照表等に与える影響は軽微であります。

(2) 無形固定資産
自社利用のソフトウェアについては、社内における利用可能期間（5年）に基づく定額法により償却しております。

3. 外貨建の資産及び負債の本邦通貨への換算基準
外貨建資産及び負債については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として決算日の為替相場による円換算額を付しております。

4. 引当金の計上基準
(1) 賞与引当金
賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当事業年度に帰属する額を計上しております。
(2) 役員賞与引当金
役員賞与引当金は、役員（執行役員を含む、以下同じ。）に対する賞与の支払いに備えるため、役員に対する賞与の支給見込額のうち、当事業年度に帰属する額を計上しております。
(3) 役員退職慰労引当金
役員退職慰労引当金は、役員に対する退職慰労金の支払いに備えるため、内規に基づく当事業年度末の要支給額を計上しております。

5. リース取引の処理方法
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

6. 消費税等の会計処理
消費税及び地方消費税の会計処理は、税抜方式によっております。

<会計方針の変更>

（金融商品に関する会計基準）
「金融商品に関する会計基準」（企業会計基準第10号）及び「金融商品会計に関する実務指針」（日本公認会計士協会会計制度委員会報告第14号）等における有価証券の範囲に関する規定が平成19年6月15日付及び同7月4日付で一部改正され、金融商品取引法の施行日以後に終了する事業年度から適用されることになったことに伴い、当事業年度から改正会計基準及び実務指針を適用しております。

<貸借対照表に関する注記>

1. 記載金額は、百万円未満を切り捨てて表示しております。
2. 有形固定資産の減価償却累計額　8百万円
3. 保証債務
株式会社三井住友銀行デュッセルドルフ支店の対顧預金払い戻しに関し、ドイツ銀行協会預金保険基金に対して80,319百万円の保証を行っております。
4. 関係会社に対する短期金銭債権　53,614百万円
関係会社に対する短期金銭債務　1,049,127百万円

<損益計算書に関する注記>

1. 記載金額は、百万円未満を切り捨てて表示しております。
2. 関係会社との取引高
営業収益　111,637百万円
営業費用　500百万円
営業取引以外の取引高　112,465百万円

＜税効果会計に関する注記＞

繰延税金資産の発生の主な原因別の内訳

繰延税金資産	
子会社株式	1,202,944 百万円
その他	3,909 百万円
繰延税金資産小計	1,206,854 百万円
評価性引当額	△ 1,204,891 百万円
繰延税金資産合計	1,962 百万円
繰延税金資産の純額	1,962 百万円

＜リースにより使用する固定資産に関する注記＞

貸借対照表に計上した固定資産のほか、事務用機器の一部については、リース契約により使用しております。

＜１株当たり情報に関する注記＞

１株当たり純資産額	339,454円71銭
１株当たり当期純利益	9,134円13銭

連結貸借対照表（平成20年3月31日現在）

（単位 百万円）

科目	金額	科目	金額
（資産の部）		（負債の部）	
現金預け金	5,017,325	預金	72,690,624
コールローン及び買入手形	590,832	譲渡性預金	3,078,149
買現先勘定	357,075	コールマネー及び売渡手形	2,638,142
債券貸借取引支払保証金	1,940,170	売現先勘定	1,832,467
買入金銭債権	1,153,070	債券貸借取引受入担保金	5,732,042
特定取引資産	4,123,611	特定取引負債	2,871,316
金銭の信託	7,329	借用金	4,279,834
有価証券	23,517,501	外国為替	331,129
貸出金	62,144,874	短期社債	769,100
外国為替	893,567	社債	3,969,308
その他資産	4,951,587	信託勘定借	80,796
有形固定資産	820,411	その他負債	3,916,427
建物	235,729	賞与引当金	29,287
土地	463,225	役員賞与引当金	1,171
建設仮勘定	3,755	退職給付引当金	38,701
その他の有形固定資産	117,700	役員退職慰労引当金	7,998
無形固定資産	332,525	睡眠預金払戻損失引当金	10,417
ソフトウェア	141,419	特別法上の引当金	1,118
のれん	178,645	繰延税金負債	52,046
その他の無形固定資産	12,460	再評価に係る繰延税金負債	47,446
リース資産	1,425,097	支払承諾	4,585,141
繰延税金資産	965,520	負債の部合計	106,731,842
支払承諾見返	4,585,141	（純資産の部）	
貸倒引当金	△ 894,702	資本金	1,420,877
		資本剰余金	57,826
		利益剰余金	1,740,610
		自己株式	△ 123,989
		株主資本合計	3,095,324
		その他有価証券評価差額金	550,648
		繰延ヘッジ損益	△ 75,233
		土地再評価差額金	34,910
		為替換算調整勘定	△ 27,323
		評価・換算差額等合計	483,002
		新株予約権	43
		少数株主持分	1,645,705
		純資産の部合計	5,224,076
資産の部合計	111,955,918	負債及び純資産の部合計	111,955,918



連結損益計算書（平成19年4月1日から 平成20年3月31日まで）

（単位 百万円）

科目	金額	
経常収益		4,623,545
資金運用収益	2,145,451	
貸出金利息	1,557,823	
有価証券利息配当金	332,253	
コールローン利息及び買入手形利息	29,814	
買現先利息	7,044	
債券貸借取引受入利息	7,032	
預け金利息	101,120	
その他の受入利息	113,160	
信託報酬	3,752	
役務取引等収益	704,283	
特定取引収益	460,571	
その他業務収益	1,212,635	
リース料収入	501,481	
割賦売上高	344,563	
その他の業務収益	366,590	
その他経常収益	97,050	
経常費用		3,792,384
資金調達費用	935,067	
預金利息	495,800	
譲渡性預金利息	51,103	
コールマネー利息及び売渡手形利息	23,829	
売現先利息	7,604	
債券貸借取引支払利息	45,499	
借用金利息	47,062	
短期社債利息	4,106	
社債利息	90,945	
その他の支払利息	168,826	
役務取引等費用	97,298	
その他業務費用	1,382,088	
賃貸原価	420,256	
割賦原価	319,844	
その他の業務費用	642,[illegible]	
営業経費	979,890	
その他経常費用	394,041	
貸倒引当金繰入額	71,278	
その他の経常費用	322,763	
経常利益		831,160
特別利益		115,495
固定資産処分益	10,984	
償却債権取立益	1,355	
金融商品取引責任準備金取崩額	10	
その他の特別利益	103,133	
特別損失		17,700
固定資産処分損	12,538	
減損損失	5,161	
金融商品取引責任準備金繰入額	0	
税金等調整前当期純利益		928,955
法人税、住民税及び事業税		103,908
法人税等調整額		282,536
少数株主利益		80,909
当期純利益		461,536

＜連結貸借対照表及び連結損益計算書に関する作成方針＞

(1)連結の範囲に関する事項

①連結される子会社及び子法人等　２６８社

主要な会社名　株式会社三井住友銀行
三井住友カード株式会社
三井住友ファイナンス＆リース株式会社
株式会社日本総合研究所
ＳＭＢＣフレンド証券株式会社
株式会社クオーク
ＳＭＢＣファイナンスサービス株式会社
株式会社みなと銀行
株式会社関西アーバン銀行
Sumitomo Mitsui Banking Corporation Europe Limited
SMBC Capital Markets, Inc.

なお、株式会社クオーク他３２社は議決権の所有割合の増加等により、エスジーリース株式会社他７５社は三井住友銀リース株式会社と住商リース株式会社の合併により、当連結会計年度から連結される子会社及び子法人等としております。

ＳＭＦＧ企業再生債権回収株式会社他８社は清算等により子会社及び子法人等でなくなったため、当連結会計年度より連結される子会社及び子法人等から除外しております。

また、エスエムエルシー・アントリア株式会社他１５社は匿名組合方式による賃貸事業を行う営業者となったため、当連結会計年度より連結される子会社から除外し、持分法非適用の非連結の子会社としております。

②非連結の子会社及び子法人等

主要な会社名　SBCS Co., Ltd.

子会社エスエムエルシー・マホガニー有限会社他２３７社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、会社計算規則第９５条第１項ただし書第２号により、連結の範囲から除外しております。

また、SBCS Co., Ltd.他の非連結の子会社等の総資産、経常収益、当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

(2)持分法の適用に関する事項

①持分法適用の非連結の子会社等　３社

主要な会社名　SBCS Co., Ltd.

②持分法適用の関連法人等　７１社

主要な会社名　住友三井オートサービス株式会社
大和証券エスエムビーシー株式会社
大和住銀投信投資顧問株式会社
プロミス株式会社
株式会社セントラルファイナンス
株式会社オーエムシーカード

株式会社セントラルファイナンス他２４社は株式取得等により、当連結会計年度より持分法適用の関連法人等としております。

また、株式会社クオーク他２社は連結される子会社等となったため、ＮＩＦキャピタルマネジメント株式会社他９社は合併等により、当連結会計年度より持分法適用の関連法人等から除外しております。

③持分法非適用の非連結の子会社

子会社エスエムエルシー・マホガニー有限会社他２３７社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、会社計算規則第１０１条第１項ただし書第２号により、持分法非適用としております。

④持分法非適用の関連法人等

主要な会社名　Daiwa SB Investments (USA) Ltd.

持分法非適用の関連法人等の当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

[page 478 illegible]

注記事項

<連結貸借対照表関係>

1．記載金額は、百万円未満を切り捨てて表示しております。
2　関係会社の株式（及び出資）総額（連結子会社及び連結子法人等の株式（及び出資）を除く）　494,129百万円
3．無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計81,071百万円含まれております。
　無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は1,768,728百万円、当連結会計年度末に当該処分をせずに所有しているものは504,383百万円であります。
4．貸出金のうち、破綻先債権額は73,472百万円、延滞債権額は607,226百万円であります。
　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。
　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。
5．貸出金のうち、3カ月以上延滞債権額は25,525百万円であります。
　なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。
6．貸出金のうち、貸出条件緩和債権額は385,336百万円であります。
　なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。
7．破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,092,661百万円であります。
　なお、上記4．から7．に掲げた債権額は、貸倒引当金控除前の金額であります。
8．手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は1,607,712百万円であります。
9．担保に供している資産は次のとおりであります。
　担保に供している資産

現金預け金	158,679百万円
特定取引資産	573,261百万円
有価証券	8,334,432百万円
貸出金	952,137百万円
その他資産（延払資産等）	3,008百万円

　担保資産に対応する債務

預金	25,381百万円
コールマネー及び売渡手形	1,135,000百万円
売現先勘定	1,714,479百万円
債券貸借取引受入担保金	5,379,076百万円
特定取引負債	150,293百万円
借用金	1,447,744百万円
その他負債	14,499百万円
支払承諾	140,917百万円

　上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金7,745百万円、特定取引資産601,560百万円、有価証券3,344,984百万円、買入金銭債権427百万円及び貸出金888,532百万円を差し入れております。
　また、その他資産のうち保証金は85,979百万円、先物取引差入証拠金は11,546百万円であります。
10．当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は40,694,898百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが34,803,081百万円あります。
　なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。
11．連結される子会社である三井住友銀行は、土地の再評価に関する法律（平成10年3月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。
　また、その他の一部の連結される子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。
　再評価を行った年月日
　　連結される子会社である三井住友銀行　平成10年3月31日及び平成14年3月31日
　　その他の一部の連結される子会社　平成11年3月31日、平成14年3月31日
　同法律第3条第3項に定める再評価の方法
　　連結される子会社である三井住友銀行　土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。
　　その他の一部の連結される子会社　土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。
12．有形固定資産の減価償却累計額　557,988百万円
　リース資産の減価償却累計額　2,356,863百万円
13．有形固定資産の圧縮記帳額　66,936百万円
14．借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金523,500百万円が含まれております。
15．社債には、劣後特約付社債2,281,432百万円が含まれております。
16．「有価証券」中の社債のうち、有価証券の私募（金融商品取引法第2条第3項）による社債に対する保証債務の額は[illegible]179,347百万円であります。
17．1株当たりの純資産額　424,546円01銭
18．当社の取締役及び監査役との間の取引による取締役及び監査役に対する金銭債権総額　該当ありません
19．当社の取締役及び監査役との間の取引による取締役及び監査役に対する金銭債務総額　該当ありません
20．連結貸借対照表に計上した固定資産のほか、事務用機械等の一部については、所有権移転外ファイナンス・リース契約により使用しております。なお、詳細は以下のとおりであります。
　1．取得価額相当額
　　動産　14,741百万円
　　その他　483百万円
　　合計　15,224百万円
　2．減価償却累計額相当額
　　動産　5,544百万円
　　その他　313百万円
　　合計　5,858百万円
　3．年度末残高相当額
　　動産　9,196百万円
　　その他　170百万円
　　合計　9,366百万円
　4．未経過リース料年度末残高相当額
　　1年内　4,007百万円
　　1年超　4,791百万円
　　合計　8,798百万円
　5．支払リース料、減価償却費相当額及び支払利息相当額
　　支払リース料　3,314百万円
　　減価償却費相当額　3,702百万円
　　支払利息相当額　177百万円
　6．減価償却費相当額の算定方法
　　リース期間を耐用年数とし、残存価額を零とする定額法によっております。
　7．利息相当額の算定方法
　　リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。

21．当連結会計年度末の退職給付債務等は以下のとおりであります。

退職給付債務	△919,062百万円
年金資産（時価）	975,920
未積立退職給付債務	56,858
未認識数理計算上の差異	153,949
未認識過去勤務債務（債務の減額）	△37,118
連結貸借対照表計上額の純額	173,669
前払年金費用	212,370
退職給付引当金	△38,701

22．ストック・オプションに関する事項は下記のとおりであります。
(1) ストック・オプションに係る当連結会計年度における費用計上額及び科目名
　営業経費　29百万円
(2) ストック・オプションの内容、規模及びその変動状況
① 当社
(イ)ストック・オプションの内容

決議年月日	平成14年6月27日
付与対象者の区分及び人数（人）	当社及び三井住友銀行の役職員 677
ストック・オプションの数(株)　（注）	普通株式 1,620
付与日	平成14年8月30日
権利確定条件	付されていない
対象勤務期間	定めがない
権利行使期間	平成16年6月28日から平成24年6月27日まで

（注）株式数に換算して記載しております。
(ロ)ストック・オプションの規模及びその変動状況
ストック・オプションの数（注）

決議年月日	平成14年6月27日
権利確定前（株）	
前連結会計年度末	－
付与	－
失効	－
権利確定	－
未確定残	－
権利確定後（株）	
前連結会計年度末	1,116
権利確定	－
権利行使	35
失効	－
未行使残	1,081

（注）株式数に換算して記載しております。
単価情報

決議年月日	平成14年6月27日
権利行使価格（円）	669,775
行使時平均株価（円）	1,188,285
付与日における公正な評価単価（円）	－

② 連結される子会社である関西アーバン銀行
(イ)ストック・オプションの内容

決議年月日	平成13年6月28日	平成14年6月27日	平成15年6月27日	平成16年6月29日
付与対象者の区分及び人数（人）	役職員 45	役職員 44	役職員 68	役職員 174
ストック・オプションの数(株)　（注）	普通株式 238,000	普通株式 234,000	普通株式 306,000	普通株式 399,000
付与日	平成13年7月31日	平成14年7月31日	平成15年7月31日	平成16年7月30日
権利確定条件	付されていない	付されていない	付されていない	付されていない
対象勤務期間	定めがない	定めがない	定めがない	定めがない
権利行使期間	平成15年6月29日から平成23年6月28日まで	平成16年6月28日から平成24年6月27日まで	平成17年6月28日から平成25年6月27日まで	平成18年6月30日から平成26年6月29日まで

決議年月日	平成17年6月29日	平成18年6月29日	平成18年6月29日	平成19年6月28日
付与対象者の区分及び人数（人）	役職員 183	取締役 9	取締役を兼務しない執行役員 14 使用人 46	取締役 10
ストック・オプションの数(株)　（注）	普通株式 464,000	普通株式 162,000	普通株式 115,000	普通株式 174,000
付与日	平成17年7月29日	平成18年7月31日	平成18年7月31日	平成19年7月31日
権利確定条件	付されていない	付されていない	付されていない	付されていない
対象勤務期間	定めがない	定めがない	定めがない	定めがない
権利行使期間	平成19年6月30日から平成27年6月29日まで	平成20年6月30日から平成28年6月29日まで	平成20年6月30日から平成28年6月29日まで	平成21年6月29日から平成29年6月28日まで

決議年月日	平成19年6月28日
付与対象者の区分及び人数（人）	取締役を兼務しない執行役員 14 使用人 48
ストック・オプションの数(株)　（注）	普通株式 112,000
付与日	平成19年7月31日
権利確定条件	付されていない
対象勤務期間	定めがない
権利行使期間	平成21年6月29日から平成29年6月28日まで

（注）株式数に換算して記載しております。
(ロ)ストック・オプションの規模及びその変動状況
ストック・オプションの数（注）

決議年月日	平成13年6月28日	平成14年6月27日	平成15年6月27日	平成16年6月29日
権利確定前（株）				
前連結会計年度末	－	－	－	－
付与	－	－	－	－
失効	－	－	－	－
権利確定	－	－	－	－
未確定残	－	－	－	－
権利確定後（株）				
前連結会計年度末	174,000	174,000	256,000	363,000
権利確定	－	－	－	－
権利行使	52,000	16,000	26,000	33,000
失効	－	－	－	－
未行使残	122,000	158,000	230,000	330,000

決議年月日	平成17年6月29日	平成18年6月29日	平成18年6月29日	平成19年6月28日
権利確定前（株）				
前連結会計年度末	464,000	162,000	115,000	－
付与	－	－	－	174,000
失効	－	－	－	－
権利確定	464,000	－	－	－
未確定残	－	162,000	115,000	174,000
権利確定後（株）				
前連結会計年度末	－	－	－	－
権利確定	464,000	－	－	－
権利行使	13,000	－	－	－
失効	－	－	－	－
未行使残	451,000	－	－	－

決議年月日	平成19年6月28日
権利確定前（株）	
前連結会計年度末	−
付与	112,000
失効	−
権利確定	−
未確定残	112,000
権利確定後（株）	
前連結会計年度末	−
権利確定	−
権利行使	−
失効	−
未行使残	−

（注）株式数に換算して記載しております。

単価情報

決議年月日	平成13年6月28日	平成14年6月27日	平成15年6月27日	平成16年6月29日
権利行使価格（円）	155	131	179	252
行使時平均株価（円）	415	354	300	300
付与日における公正な評価単価（円）	−	−	−	−

決議年月日	平成17年6月29日	平成18年6月29日	平成18年6月29日	平成19年6月28日
権利行使価格（円）	313	490	490	461
行使時平均株価（円）	335	−	−	−
付与日における公正な評価単価（円）	−	138	130	98

決議年月日	平成19年6月28日
権利行使価格（円）	603
行使時平均株価（円）	−
付与日における公正な評価単価（円）	98

(4)ストック・オプションの公正な評価単価の見積方法

当連結会計年度において付与されたストック・オプションについての公正な評価単価の見積方法は以下のとおりであります。

(a)使用した評価技法　ブラック・ショールズ式

(b)主な基礎数値及び見積方法

決議年月日	平成19年6月28日
株価変動性　（注）1	30.91%
予想残存期間　（注）2	6年
予想配当　（注）3	8円/株
無リスク利子率（注）4	1.70%

（注）1．6年間（平成13年6月から平成19年6月まで）の株価実績に基づき算定しております。

2．十分なデータの蓄積がなく、合理的な見積りが困難であるため、権利行使期間の中間点において行使されるものと推定して見積っております。

3．平成19年3月期の配当実績によります。

4．予想残存期間に対応する期間に対応する国債の利回りであります。

(c)ストック・オプションの権利確定数の見積方法

基本的には、将来の失効数の合理的な見積りは困難であるため、実績の失効数のみ反映させる方法を採用しております。

23．企業結合等関係

リース事業会社の合併及びオートリース事業会社の合併

[illegible]

（パーチェス法適用関係）

リース事業会社の合併

(1) 被取得企業の名称及び事業の内容、企業結合を行った主な理由、企業結合日、企業結合の法的形式、結合後企業の名称及び取得した議決権比率

①被取得企業の名称及び事業の内容

住商リース（事業の内容：リース事業）

②企業結合を行った主な理由

合併により、三井住友フィナンシャルグループ及び住友商事グループ双方の優良な顧客基盤をベースに、リース取扱商品の多様化等により、本邦ナンバーワンのリース取扱高を実現するとともに、銀行系リースの「財務」を切り口としたノウハウと、商社系リースの「モノ」「商流」を切り口としたノウハウを結集・融合し、賃貸借のリースに留まらない取扱領域の多様化、差別化、高付加価値化を推進することにより、高度化するマーケットニーズに的確に応えられるハイクオリティなリース会社を目指すことといたしました。

③企業結合日

平成19年10月1日

④企業結合の法的形式

住商リースを存続会社とする吸収合併方式とし、三井住友銀リースは解散いたしました。

（合併会社の商号　三井住友ファイナンス＆リース株式会社）

⑤結合後企業の名称

株式会社三井住友フィナンシャルグループ

⑥取得した議決権比率

60%

(2) 連結財務諸表に含まれている被取得企業の業績の期間

平成19年10月1日から平成20年3月31日まで

(3) 被取得企業の取得原価及びその内訳

三井住友銀リース普通株式の評価額の60%相当額	160,648 百万円
[illegible]	[illegible]
取得原価	185,348 百万円

(4) 株式の種類別の合併比率及びその算定方法並びに交付株式数及びその評価額

①株式の種類及び合併比率

普通株式　住商リース　1：三井住友銀リース　1.4829　（注）

[illegible]

（注）小数点第五位以下を切り捨てて表示しております。

②合併比率の算定方法

本件合併の合併比率（以下、「本件合併比率」という。）については、その公平性と妥当性を期すため、三井住友銀リースが大和証券エスエムビーシー株式会社を、住商リースが野村證券株式会社をそれぞれファイナンシャル・アドバイザーに指定し、各ファイナンシャル・アドバイザーによる本件合併比率の算定結果を参考に、両社が交渉・協議を行い決定いたしました。

③交付株式数及びその評価額

[illegible]

(5) 発生したのれん、発生原因、償却方法及び償却期間

①発生したのれんの金額

84,890 百万円

②発生原因

取得原価と住商リースに係る当社持分増加額との差額をのれんとして処理しております。

③償却方法及び償却期間

20年間で均等償却

(6) 企業結合日に受け入れた資産及び引き受けた負債の額並びにその主な内訳

①資産の額

資産合計　1,382,480 百万円

うちリース資産　632,224 百万円　貸出金　229,049 百万円

②負債の額

負債合計　1,249,703 百万円

うち借用金　571,741 百万円　短期社債　383,000 百万円

(7) 企業結合が連結会計年度開始の日に完了したと仮定した場合の当連結会計年度の連結損益計算書に及ぼす影響の概算額

①企業結合が連結会計年度開始の日に完了したと仮定して算定された経常収益及び損益情報と取得企業の連結損益計算書における経常収益及び損益情報との差額

経常収益　277,443 百万円

経常利益　38,319 百万円

当期純利益　30,936 百万円

（注）一般企業の売上高に代えて、経常収益を記載しております。

②概算額の算定方法及び重要な前提条件

概算額の算定については住商リースの平成19年4月1日から平成19年9月30日の損益計算書の数値を基礎として、連結会計年度開始の日に遡って算出したものであります。なお、実際に企業結合が連結会計年度開始の日に完了した場合の経営成績を示すものではありません。

また、上記情報につきましては、あずさ監査法人の監査証明を受けておりません。

（子会社の企業結合関係）

オートリース事業会社の合併

(1) 子会社を含む結合当事企業の名称及び事業の内容、企業結合を行った主な理由、企業結合日及び企業結合の法的形式

①子会社を含む結合当事企業の名称及び事業の内容

結合企業　　住商オート（事業の内容：オートリース事業）

被結合企業　三井住友銀オート（事業の内容：オートリース事業）

②企業結合を行った主な理由

合併により、住商オートのバリューチェーンに基づく高付加価値サービスと、三井住友銀オートの営業ネットワークとを融合させ、競争の激化するオートリース業界で勝ち残りを図り、住友商事グループ及び三井住友フィナンシャルグループ双方の優良な顧客基盤をベースに、マーケットシェアで業界トップを狙う体制を構築するとともに、商社系オートリースの「モノ」「商流」を切り口としたノウハウと、銀行系オートリースの「財務」を切り口としたノウハウを結集・融合し、多様なサービスを追求することにより、更なる顧客満足度の向上を目指すことといたしました。

③企業結合日

平成19年10月1日

④企業結合の法的形式

住商オートを存続会社とする吸収合併方式とし、三井住友銀オートは解散いたしました。

（合併会社の商号　住友三井オートサービス株式会社）

(2) 会計処理の概要

「事業分離等に関する会計基準（企業会計基準第7号）第39項」に規定する個別財務諸表上及び連結財務諸表上の会計処理を適用しております。

(3) 事業の種類別セグメントにおいて、当該子会社が含まれていた事業区分の名称

リース業

(4) 当連結会計年度の連結損益計算書に計上されている当該子会社に係る損益の概算額

経常収益　49,782 百万円

経常利益　2,237 百万円

当期純利益　1,254 百万円

(5) 継続的関与の主な概要

三井住友銀オート及びその子会社を当社の連結される子会社から除外し、住友三井オートサービス株式会社及びその子会社を新たに当社の持分法適用の関連法人等としております。

24．優先出資証券の償還

当社は、平成20年4月28日開催の取締役会において、当社保有の海外特別目的子会社が発行した優先出資証券を償還することを決議いたしました。償還される優先出資証券の概要は以下のとおりであります。

(1) 発行体

SB Treasury Company L.L.C.

(2) 発行証券の種類

配当非累積的永久優先出資証券

(3) 償還総額

1,800 百万米ドル

(4) 償還予定日

平成20年6月30日

(5) 償還理由

任意償還期日の到来による

25．優先出資証券の発行

当社は、平成20年4月28日開催の取締役会において、海外特別目的子会社による優先出資証券を発行することとし、かかる優先出資証券の発行を目的とする100%出資子会社 SMFG Preferred Capital USD 2 Limited を英国領ケイマン諸島に設立することを決議し、平成20年5月12日付で同社普通株式への払込みを完了いたしました。

発行した優先出資証券の概要は次のとおりであります。

発行体	SMFG Preferred Capital USD 2 Limited 英国領ケイマン諸島に新たに設立した、当社が議決権を100%保有する海外特別目的子会社
証券の種類	米ドル建配当非累積的永久優先出資証券 当社普通株式への交換権は付与されません
発行総額	1,800百万米ドル
配当率	年8.75%（固定）
発行価格	1証券あたり1千米ドル
資金使途	本優先出資証券の発行代り金は、最終的に、当社の子銀行である株式会社三井住友銀行への永久劣後特約付貸付金として全額使用
優先順位	本優先出資証券は、残余財産分配請求権において、当社が発行する優先株式と実質的に同順位
発行方法	ユーロ市場における募集及び米国市場における適格機関投資家向け私募
上場	シンガポール証券取引所
払込日	平成20年5月12日

26．当社は、平成21年1月に予定されている「株式等の取引に係る決済の合理化を図るための社債等の振替に関する法律等の一部を改正する法律」（平成16年法律第88号、以下、「決済合理化法」という。）の施行による株券電子化に伴い、この制度の振替対象外とされている端株の整理を行うため、平成20年5月16日開催の取締役会において、「決済合理化法」の施行日の前日を効力発生日として、普通株式1株を100株に分割することを決議いたしました。また、平成20年6月27日開催の定時株主総会及び各種類株式に係る種類株主総会において、発行可能株式総数等の増加及び普通株式の単元株式数を100株とする単元株制度の導入等を目的とした定款等の一部変更を決議いたしました。

なお、当該株式分割が当期首に行われたと仮定した場合の当連結会計年度における1株当たり情報は以下のとおりであります。

1株当たり純資産額	4,345円44銭
1株当たり当期純利益	602円90銭
潜在株式調整後1株当たり当期純利益	546円87銭

27．連結自己資本比率（第一基準）　10.55%

＜連結損益計算書関係＞

1 記載金額は、百万円未満を切り捨てて表示しております。
2.「その他業務収益」には、株式等売却益41,[illegible]百万円を含んでおります。
3.「その他の経常費用」には、貸出金償却141,760百万円、株式等償却62,835百万円、延滞債権等を売却したことによる損失38,300百万円及び持分法による投資損失41,760百万円を含んでおります。
4.「その他の特別利益」は、子会社の合併に伴う持分変動利益100,153百万円であります。
5. 当連結会計年度において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

地域	主な用途		種類	減損損失額
首都圏	営業用店舗	1ヵ店	土地、建物等	41百万円
	遊休資産	27物件		1,198百万円
	その他	2物件		40百万円
近畿圏	営業用店舗	5ヵ店	土地、建物等	299百万円
	遊休資産	18物件		3,086百万円
その他	営業用店舗	9ヵ店	土地、建物等	17百万円
	遊休資産	13物件		451百万円

連結される子会社である三井住友銀行は、継続的な収支の管理・把握を実施している各営業拠点（物理的に同一の資産を共有する拠点）をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、当社並びにその他の連結される子会社及び子法人等については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。

当連結会計年度は、三井住友銀行では遊休資産について、また、その他の連結される子会社及び子法人等については、営業用店舗、遊休資産等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能価額まで減額し、当該減少額を減損損失として特別損失に計上しております。

回収可能価額は、主として正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

6 1株当たり当期純利益金額 59,298円24銭
7 潜在株式調整後1株当たり当期純利益金額 58,437円61銭

＜有価証券関係＞

連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券及び短期社債、「買入金銭債権」中の証券化商品等も含めて記載しております。

1. 売買目的有価証券（平成20年 3月31日現在）

	連結貸借対照表計上額（百万円）	当連結会計年度の損益に含まれた評価差額（百万円）
売買目的有価証券	1,[illegible]	[illegible]

2. 満期保有目的の債券で時価のあるもの（平成20年 3月31日現在）

	連結貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）	うち益（百万円）	うち損（百万円）
国債	[illegible]	[illegible]	[illegible]	[illegible]	1,297
地方債	97,[illegible]	[illegible]	[illegible]	[illegible]	－
社債	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
その他	[illegible]	[illegible]	△[illegible]	－	[illegible]
合計	1,1[illegible]	1,[illegible]	[illegible]	[illegible]	1,[illegible]

（注）1. 時価は、当連結会計年度末日における市場価格等に基づいております。
2.「うち益」「うち損」はそれぞれ「差額」の内訳であります。

3. その他有価証券で時価のあるもの（平成20年 3月31日現在）

	取得原価（百万円）	連結貸借対照表計上額（百万円）	評価差額（百万円）	うち益（百万円）	うち損（百万円）
株式	1,954,[illegible]	2,[illegible]	935,[illegible]	999,[illegible]	63,[illegible]
債券	9,[illegible]	9,[illegible]	△132,[illegible]	19,[illegible]	151,[illegible]
国債	8,[illegible]	8,[illegible]	△132,[illegible]	16,[illegible]	149,[illegible]
地方債	342,677	341,[illegible]	△7[illegible]	[illegible]	1,[illegible]
社債	663,[illegible]	663,[illegible]	[illegible]	1,417	1,[illegible]
その他	5,[illegible]	5,[illegible]	△[illegible]	[illegible]	[illegible]
合計	17,[illegible]	17,[illegible]	[illegible]	1,[illegible]	[illegible]

（注）1. 連結貸借対照表計上額は、株式については主として当連結会計年度末前1カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
3. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表計上額とし、評価差額を当連結会計年度の損失として処理（以下「減損処理」という。）しております。当連結会計年度における減損処理額は[illegible]百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。
破綻先、実質破綻先、破綻懸念先　時価が取得原価に比べて下落
要注意先　時価が取得原価に比べて30%以上下落
正常先　時価が取得原価に比べて50%以上下落
なお、破綻先とは破産、特別清算、手形取引停止等、法的・形式的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

4. 当連結会計年度中に売却した満期保有目的の債券（自 平成19年 4月 1日　至 平成20年 3月31日）

該当ありません。

5. 当連結会計年度中に売却したその他有価証券（自 平成19年 4月 1日　至 平成20年 3月31日）

	売却額（百万円）	売却益の合計額（百万円）	売却損の合計額（百万円）
その他有価証券	25,[illegible]	149,[illegible]	33,[illegible]

6. 時価評価されていない有価証券の主な内容及び連結貸借対照表計上額（平成20年 3月31日現在）

	金額（百万円）
満期保有目的の債券	
非上場外国証券	7
その他	11,672
その他有価証券	
非上場株式（店頭売買株式を除く）	377,123
非上場債券	2,826,[illegible]
非上場外国証券	734,[illegible]
その他	567,374

7. 保有目的を変更した有価証券

該当ありません。

8. その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額（平成20年 3月31日現在）

	1年以内（百万円）	1年超5年以内（百万円）	5年超10年以内（百万円）	10年超（百万円）
債券	2,57[illegible]	7,67[illegible]	1,[illegible]	1,739,[illegible]
国債	1,91[illegible]	5,[illegible]	521,[illegible]	1,630,[illegible]
地方債	14[illegible]	142,[illegible]	153,[illegible]	[illegible]
社債	510,[illegible]	2,324,013	1,000,[illegible]	46,[illegible]
その他	8[illegible]	3,[illegible]	5[illegible]	562,[illegible]
合計	3,[illegible]	11,[illegible]	2,255,[illegible]	2,302,[illegible]

＜金銭の信託関係＞

1. 運用目的の金銭の信託（平成20年 3月31日現在）

	連結貸借対照表計上額（百万円）	当連結会計年度の損益に含まれた評価差額（百万円）
運用目的の金銭の信託	1,[illegible]	[illegible]

2. 満期保有目的の金銭の信託（平成20年 3月31日現在）

該当ありません。

3. その他の金銭の信託（運用目的及び満期保有目的以外）（平成20年 3月31日現在）

	取得原価（百万円）	連結貸借対照表計上額（百万円）	評価差額（百万円）	うち益（百万円）	うち損（百万円）
その他の金銭の信託	[illegible]	[illegible]	△29	－	29

（注）1. 連結貸借対照表計上額は、当連結会計年度末日における市場価格等に基づく時価により計上したものであります。
2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

決算公告（写）

銀行法第20条に基づく決算公告を行い、銀行法第21条第１項及び第２項の規定により決算公告の写しを本誌に掲載しております。
なお、本決算公告に掲載されている銀行法第20条第３項の規定により作成した連結貸借対照表等及び貸借対照表等は、会社法第396条第１項の規定により、あずさ監査法人の監査を受けております。

第５期決算公告

平成20年６月30日

東京都千代田区有楽町一丁目１番２号
株式会社三井住友銀行

貸借対照表（平成20年３月31日現在）

[illegible]

損益計算書

[illegible]

[illegible]

[illegible]







信託財産残高表
（平成20年３月31日現在）

（単位　百万円）

資産	金額	負債	金額
貸出金	223,740	指定金銭信託	292,193
証書貸付	223,740	特定金銭信託	61,864
有価証券	273,504	金銭信託以外の金銭の信託	223,130
国債	202,845	有価証券の信託	3,462
社債	12,000	金銭債権の信託	501,920
外国証券	58,358	包括信託	91,600
その他の証券	300	その他の信託	1,540
受託有価証券	3,451		
金銭債権	571,072		
住宅貸付債権	84,419		
その他の金銭債権	486,653		
有形固定資産	25		
動産	25		
その他債権	1,318		
コールローン	263		
銀行勘定貸	80,796		
現金預け金	20,000		
預け金	20,000		
その他	1,540		
その他	1,540		
合計	1,175,711	合計	1,175,711

注 1. 記載金額は百万円未満を切り捨てて表示しております。
2. 共同信託他社管理財産はありません。
3. 元本補てん契約のある信託については取り扱っておりません。

連結貸借対照表（平成20年3月31日現在）

（単位　百万円）

科目	金額	科目	金額
（資産の部）		（負債の部）	
現金預け金	4,947,522	預金	72,767,734
コールローン及び買入手形	570,802	譲渡性預金	3,124,649
買現先勘定	357,075	コールマネー及び売渡手形	2,653,142
債券貸借取引支払保証金	1,940,170	売現先勘定	1,828,872
買入金銭債権	1,091,663	債券貸借取引受入担保金	6,732,042
特定取引資産	4,061,480	特定取引負債	2,871,554
金銭の信託	7,329	借用金	2,742,186
有価証券	23,160,903	外国為替	391,123
貸出金	62,972,801	社債	3,834,208
外国為替	893,567	信託勘定借	[illegible]
その他資産	3,024,123	その他負債	3,087,166
有形固定資産	756,44[illegible]	賞与引当金	20,427
建物	217,506	役員賞与引当金	688
土地	457,879	退職給付引当金	17,084
建設仮勘定	2,568	役員退職慰労引当金	6,695
その他の有形固定資産	78,493	預金払戻引当金	10,417
無形固定資産	125,013	特別法上の引当金	[illegible]
ソフトウェア	114,640	繰延税金負債	[illegible]
のれん	2	再評価に係る繰延税金負債	47,446
その他の無形固定資産	10,371	支払承諾	4,609,160
リース資産	27,125	負債の部合計	103,557,043
繰延税金資産	920,834	（純資産の部）	
支払承諾見返	4,609,160	資本金	664,986
貸倒引当金	△848,031	資本剰余金	1,003,512
		利益剰余金	861,506
		株主資本合計	3,130,006
		その他有価証券評価差額金	[illegible]
		繰延ヘッジ損益	△74,990
		土地再評価差額金	34,844
		為替換算調整勘定	△28,468
		評価・換算差額等合計	[illegible]
		新株予約権	43
		少数株主持分	1,461,297
		純資産の部合計	[illegible]
資産の部合計	108,637,791	負債及び純資産の部合計	108,637,791



連結損益計算書（平成19年4月1日から 平成20年3月31日まで）

（単位　百万円）

科目	金額	
経常収益		3,411,062
資金運用収益	2,122,630	
貸出金利息	1,530,367	
有価証券利息配当金	333,092	
コールローン利息及び買入手形利息	25,958	
買現先利息	7,044	
債券貸借取引受入利息	7,032	
預け金利息	100,826	



<連結貸借対照表及び連結損益計算書に関する作成方針>

(1) 連結の範囲に関する事項

①連結される子会社及び子法人等　128社

主要な会社名　株式会社クオーク
SMBCファイナンスサービス株式会社
株式会社みなと銀行
株式会社関西アーバン銀行
Sumitomo Mitsui Banking Corporation Europe Limited
SMBC Capital Markets, Inc.

なお、株式会社クオーク他6社は議決権の所有割合の増加等により、当連結会計年度から連結される子会社及び子法人等としております。
SMBCローン債権回収株式会社他2社は合併等により、子会社及び子法人等でなくなったため、当連結会計年度より連結される子会社及び子法人等から除外しております。

②非連結の子法人等

主要な会社名　SBCS Co., Ltd.

非連結の子法人等の総資産、経常収益、当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

(2) 持分法の適用に関する事項

①持分法適用の非連結の子法人等　3社

主要な会社名　SBCS Co., Ltd.

②持分法適用の関連法人等　37社

主要な会社名　プロミス株式会社
株式会社セントラルファイナンス
株式会社オーエムシーカード
エヌ・アイ・エフSMBCベンチャーズ株式会社

株式会社セントラルファイナンス他16社は株式取得等により、当連結会計年度より持分法適用の関連法人等としております。
また、株式会社クオーク他2社は連結される子法人等となったため、NIFキャピタルマネジメント株式会社他2社は合併等により、当連結会計年度より持分法適用の関連法人等から除外しております。

③持分法非適用の非連結の子法人等

該当ありません。

④持分法非適用の関連法人等

主要な会社名　Sumitomo Mitsui Asset Management (New York) Inc.

持分法非適用の関連法人等の当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

(3) 連結される子会社及び子法人等の事業年度等に関する事項

①連結される子会社及び子法人等の決算日は次のとおりであります。

９月末日	５社
１０月末日	１社
１２月末日	５５社
１月末日	４社
３月末日	６３社

②９月末日及び１月末日を決算日とする連結される子法人等は３月末日現在、１０月末日を決算日とする連結される子会社については１月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結される子会社及び子法人等については、それぞれの決算日の財務諸表により連結しております。

連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。

(4) 連結される子会社及び子法人等の資産及び負債の評価に関する事項

連結される子会社及び子法人等の資産及び負債の評価については、全面時価評価法を採用しております。

(5) のれん及び負ののれんの償却に関する事項

発生年度に全額償却しております。

<会計処理基準に関する事項>

1　特定取引資産・負債の評価基準及び収益・費用の計上基準

金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。

また、特定取引収益及び特定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。

2．有価証券の評価基準及び評価方法

(1)　有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社・子法人等株式及び持分法非適用の関連法人等株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前１カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。

なお、その他有価証券の評価差額については、全部純資産直入法により処理しております。

(2)　金銭の信託において信託財産を構成している有価証券の評価は、上記(1)及び(2)①と同じ方法により行っております。

3．デリバティブ取引の評価基準及び評価方法

デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。

なお、一部の連結される在外子会社及び子法人等においては、現地の会計基準に従って処理しております。

4．減価償却の方法

(1) 有形固定資産及びリース資産

当行の有形固定資産の減価償却は、定額法（ただし、動産については定率法）を採用しております。また、主な耐用年数は次のとおりであります。

建　物　７年～50年

動　産　２年～20年

連結される子会社及び子法人等の有形固定資産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。

なお、平成19年度税制改正に伴い、平成19年４月１日以後に取得した有形固定資産については、改正後の法人税法に基づく償却方法により減価償却費を計上しております。これによる連結貸借対照表等に与える影響は軽微であります。

また、当連結会計年度より、平成19年３月31日以前に取得した有形固定資産については、償却可能限度額に達した連結会計年度の翌連結会計年度以後、残存簿価を５年間で均等償却しております。これによる連結貸借対照表等に与える影響は軽微であります。

(2) 無形固定資産

無形固定資産は、定額法により償却しております。なお、自社利用のソフトウェアについては、当行並びに連結される国内子会社及び子法人等における利用可能期間（主として５年）に基づいて償却しております。

5　貸倒引当金の計上基準

当行並びに主要な連結される子会社及び子法人等の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者（以下、「破綻懸念先」という。）に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。

なお、当行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が３カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法（ＤＣＦ法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。

上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

その他の連結される子会社及び子法人等の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は480,145百万円であります。

6．賞与引当金の計上基準

賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。

7　役員賞与引当金の計上基準

役員賞与引当金は、役員（執行役員を含む。以下同じ。）への賞与の支払いに備えるため、役員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。

8．退職給付引当金の計上基準

退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当連結会計年度末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務	その発生時の従業員の平均残存勤務期間内の一定の年数（主として９年）による定額法により損益処理
数理計算上の差異	各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数（主として９年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理

9．役員退職慰労引当金の計上基準

役員退職慰労引当金は、役員に対する退職慰労金の支払いに備えるため、内規に基づく当連結会計年度末の要支給額を計上しております。

10．睡眠預金払戻引当金の計上基準

睡眠預金払戻引当金は、一定の条件を満たし負債計上を中止した預金について、預金者からの払戻請求に備えるため、過去の払戻実績に基づく将来の払戻損失見込額を計上しております。負債計上を中止した預金の預金者への払戻については、従来は払戻時に損失処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」（日本公認会計士協会　監査・保証実務委員会報告第42号）が平成19年４月13日付で公表されたことを踏まえ、当連結会計年度より過去の払戻実績に基づく将来の払戻損失見込額を引き当てる方法に変更しております。

この結果、従来の方法によった場合に比べ経常利益及び税金等調整前当期純利益は10,417百万円それぞれ減少しております。

11．特別法上の引当金の計上基準

特別法上の引当金は、金融商品取引責任準備金0百万円であり、受託等をした市場デリバティブ取引に関して生じた事故による損失の補てんに充てるため、金融商品取引法第48条の３の規定に基づき計上しております。

なお、従来、金融先物取引法第81条に基づき、金融先物取引責任準備金を計上しておりましたが、平成19年９月30日に金融商品取引法が施行されたことに伴い、当連結会計年度から金融商品取引責任準備金として計上しております。

12．外貨建資産・負債の換算基準

当行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社・子法人等株式及び関連法人等株式を除き、主として連結決算日の為替相場による円換算額を付しております。

また、連結される子会社及び子法人等の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。

13．リース取引の処理方法

当行並びに連結される国内子会社及び子法人等のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

14．リース取引等に関する収益及び費用の計上基準

(1) リース取引のリース料収入の計上方法

主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。

(2) 割賦販売取引の売上高及び売上原価の計上方法

主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。

15．重要なヘッジ会計の方法

(1) 金利リスク・ヘッジ

当行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジを適用しております。

小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。

相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。

個別ヘッジについても、当該個別ヘッジに係る有効性の評価をしております。

また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当連結会計年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は17,608百万円（税効果額控除前）、繰延ヘッジ利益の総額は13,358百万円（同前）であります。

(2) 為替変動リスク・ヘッジ

当行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づく繰延ヘッジを適用しております。

これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。

また、外貨建子会社・子法人等株式及び関連法人等株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

(3) 連結会社間取引等

デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間（又は内部部門間）の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。

なお、一部の連結される子会社及び子法人等において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。

16．消費税等の会計処理

当行並びに連結される国内子会社及び子法人等の消費税及び地方消費税の会計処理は、税抜方式によっております。

<連結財務諸表作成のための基本となる重要な事項の変更>

1．連結財務諸表における税効果会計に関する実務指針

企業集団内の会社に投資（子会社株式等）を売却した場合の税効果会計について、「連結財務諸表における税効果会計に関する実務指針」（日本公認会計士協会会計制度委員会報告第６号　平成19年３月29日）の第30－2項を当連結会計年度から適用しております。なお、これによる連結貸借対照表等に与える影響は軽微であります。

2．金融商品に関する会計基準

「金融商品に関する会計基準」（企業会計基準第10号）及び「金融商品会計に関する実務指針」（日本公認会計士協会会計制度委員会報告第14号）等における有価証券の範囲に関する規定が平成19年６月15日付及び同７月４日付で一部改正され、金融商品取引法の施行日以後に終了する連結会計年度から適用されることになったことに伴い、当連結会計年度から改正会計基準及び実務指針を適用しております。

<表示方法の変更>

「銀行法施行規則」（昭和57年大蔵省令第10号）別紙様式が「銀行法施行規則等の一部を改正する内閣府令」（内閣府令第60号　平成19年８月６日）により改正され、平成19年９月30日から施行されることになったことに伴い、「特別利益」に計上しておりました「金融先物取引責任準備金取崩額」及び「証券取引責任準備金取崩額」は、当連結会計年度から「金融商品取引責任準備金取崩額」として計上しております。

注記事項

＜連結貸借対照表関係＞
1．記載金額は、百万円未満を切り捨てて表示しております。
2．関連会社の株式（及び出資）総額（連結子会社及び連結子法人等の株式（及び出資）を除く）　348,182百万円
3．無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計81,071百万円含まれております。
　無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は1,784,726百万円、当連結会計年度末に当該処分をせずに所有しているものは584,383百万円であります。
4．貸出金のうち、破綻先債権額は73,176百万円、延滞債権額は589,290百万円であります。
　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。
　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。
5．貸出金のうち、3カ月以上延滞債権額は34,625百万円であります。
　なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。
6．貸出金のうち、貸出条件緩和債権額は384,388百万円であります。
　なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。
7．破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,072,471百万円であります。
　なお、上記4．から7．に掲げた債権額は、貸倒引当金控除前の金額であります。
8．手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は807,712百万円であります。
9．担保に供している資産は次のとおりであります。

担保に供している資産

現金預け金	156,679百万円
特定取引資産	673,281百万円
有価証券	6,327,894百万円
貸出金	952,137百万円
その他資産（延払資産等）	3,008百万円

担保資産に対応する債務

預金	25,384百万円
コールマネー及び売渡手形	1,125,080百万円
売現先勘定	1,724,479百万円
債券貸借取引受入担保金	5,379,074百万円
特定取引負債	150,283百万円
借用金	1,446,394百万円
その他負債	50百万円
支払承諾	146,917百万円

　上記のほか、為替決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金7,748百万円、特定取引資産91,880百万円、有価証券3,344,900百万円、買入金銭債権427百万円及び貸出金880,632百万円を差し入れております。
　また、その他資産のうち保証金は78,745百万円、先物取引差入証拠金は11,347百万円であります。
10．当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は38,656,840百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが32,443,792百万円あります。
　なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。
11．当行は、土地の再評価に関する法律（平成10年3月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。
　また、一部の連結される子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。

再評価を行った年月日

当行	平成10年3月31日及び平成14年3月31日
一部の連結される子会社及び子法人等	平成11年3月31日、平成14年3月31日

同法律第3条第3項に定める再評価の方法

当行	土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。
一部の連結される子会社及び子法人等	土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。

12．有形固定資産の減価償却累計額　466,116百万円
　リース資産の減価償却累計額　38,600百万円
13．有形固定資産の圧縮記帳額　66,836百万円
14．借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金623,500百万円が含まれております。
15．社債には、劣後特約付社債2,281,432百万円が含まれております。
16．「有価証券」中の社債のうち、有価証券の私募（金融商品取引法第2条第3項）による社債に対する保証債務の額は112,179,347百万円であります。
17．1株当たりの純資産額　66,442円81銭
18．当行の取締役及び監査役との間の取引による取締役及び監査役に対する金銭債権総額　該当ありません
19．当行の取締役及び監査役との間の取引による取締役及び監査役に対する金銭債務総額　該当ありません
20．連結貸借対照表に計上した固定資産のほか、事務機械等の一部については、所有権移転外ファイナンス・リース契約により使用しております。なお、詳細は以下のとおりであります。

1．取得価額相当額

動産	11,606百万円
その他	1,176百万円
合計	12,783百万円

2．減価償却累計額相当額

動産	5,004百万円
その他	453百万円
合計	5,749百万円

3．年度末残高相当額

動産	6,401百万円
その他	614百万円
合計	7,008百万円

4．未経過リース料年度末残高相当額

1年内	2,270百万円
1年超	5,078百万円
合計	7,348百万円

5．支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	2,437百万円
減価償却費相当額	2,109百万円
支払利息相当額	200百万円

6．減価償却費相当額の算定方法
　リース期間を耐用年数とし、残存価額を零とする定額法によっております。
7．利息相当額の算定方法
　リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。

21．当連結会計年度末の退職給付債務等は以下のとおりであります。

退職給付債務	△894,401百万円
年金資産（時価）	952,532
未積立退職給付債務	78,131
未認識数理計算上の差異	153,671
未認識過去勤務債務（債務の減額）	△36,764
連結貸借対照表計上額の純額	195,037
前払年金費用	212,121
退職給付引当金	△17,084

22．ストック・オプションに関する事項は下記のとおりであります。
(1) ストック・オプションに係る当連結会計年度における費用計上額及び科目名
　営業経費　29百万円
(2) ストック・オプションの内容、規模及びその変動状況
①連結される子法人等である関西アーバン銀行
(i) ストック・オプションの内容

決議年月日	平成13年6月28日	平成14年6月27日	平成15年6月27日	平成16年6月29日
付与対象者の区分及び人数（人）	従業員 48	従業員 44	従業員 45	役職員 174
ストック・オプションの数（株）（注）	普通株式 238,000	普通株式 234,000	普通株式 308,000	普通株式 390,000
付与日	平成13年7月31日	平成14年7月31日	平成15年7月31日	平成16年7月30日
権利確定条件	付されていない	付されていない	付されていない	付されていない
対象勤務期間	定めがない	定めがない	定めがない	定めがない
権利行使期間	平成15年6月29日から平成23年6月28日まで	平成16年6月28日から平成24年6月27日まで	平成17年6月28日から平成25年6月27日まで	平成18年6月30日から平成26年6月29日まで

決議年月日	平成17年6月29日	平成18年6月29日	平成18年6月29日	平成19年6月28日
付与対象者の区分及び人数（人）	役職員 183	取締役 9	取締役を兼務しない執行役員 14 使用人 46	取締役 10
ストック・オプションの数（株）（注）	普通株式 464,000	普通株式 162,000	普通株式 116,000	普通株式 174,000
付与日	平成17年7月29日	平成18年7月31日	平成18年7月31日	平成19年7月31日
権利確定条件	付されていない	付されていない	付されていない	付されていない
対象勤務期間	定めがない	定めがない	定めがない	定めがない
権利行使期間	平成19年6月30日から平成27年6月29日まで	平成20年6月30日から平成28年6月29日まで	平成20年6月30日から平成28年6月29日まで	平成21年6月29日から平成29年6月28日まで

決議年月日	平成19年6月28日
付与対象者の区分及び人数（人）	取締役を兼務しない執行役員 14 使用人 46
ストック・オプションの数（株）（注）	普通株式 112,000
付与日	平成19年7月31日
権利確定条件	付されていない
対象勤務期間	定めがない
権利行使期間	平成21年6月29日から平成29年6月28日まで

（注）株式数に換算して記載しております。

(ii) ストック・オプションの規模及びその変動状況
ストック・オプションの数（株）

決議年月日	平成13年6月28日	平成14年6月27日	平成15年6月27日	平成16年6月29日
権利確定前（株）				
前連結会計年度末	－	－	－	－
付与	－	－	－	－
失効	－	－	－	－
権利確定	－	－	－	－
未確定残	－	－	－	－
権利確定後（株）				
前連結会計年度末	174,000	174,000	256,000	363,000
権利確定	－	－	－	－
権利行使	52,000	16,000	26,000	33,000
失効	－	－	－	－
未行使残	122,000	158,000	230,000	330,000

決議年月日	平成17年6月29日	平成18年6月29日	平成18年6月29日	平成19年6月28日
権利確定前（株）				
前連結会計年度末	464,000	162,000	115,000	－
付与	－	－	－	174,000
失効	－	－	－	－
権利確定	464,000	－	－	－
未確定残	－	162,000	115,000	174,000
権利確定後（株）				
前連結会計年度末	－	－	－	－
権利確定	464,000	－	－	－
権利行使	13,000	－	－	－
失効	－	－	－	－
未行使残	451,000	－	－	－

決議年月日	平成19年6月28日
権利確定前（株）	
前連結会計年度末	－
付与	112,000
失効	－
権利確定	－
未確定残	112,000
権利確定後（株）	
前連結会計年度末	－
権利確定	－
権利行使	－
失効	－
未行使残	－

（注）株式数に換算して記載しております。

単価情報

決議年月日	平成13年6月28日	平成14年6月27日	平成15年6月27日	平成16年6月29日
権利行使価格（円）	155	131	179	222
行使時平均株価（円）	415	358	360	390
付与日における公正な評価単価（円）	－	－	－	－

決議年月日	平成17年6月29日	平成18年6月29日	平成18年6月29日	平成19年6月28日
権利行使価格（円）	313	690	690	461
行使時平均株価（円）	335	－	－	－
付与日における公正な評価単価（円）	－	138	138	96

決議年月日	平成19年6月28日
権利行使価格（円）	461
行使時平均株価（円）	－
付与日における公正な評価単価（円）	96

(ハ)ストック・オプションの公正な評価単価の見積方法

当連結会計年度において付与されたストック・オプションについての公正な評価単価の見積方法は以下のとおりであります。

(a)使用した評価技法　ブラック・ショールズ式

(b)主な基礎数値及び見積方法

決議年月日	平成19年6月28日
株価変動性　(注)1	26.91%
予想残存期間　(注)2	5年
予想配当　(注)3	[illegible]円/株
無リスク利子率(注)4	1.39%

(注)1. 5年間（平成14年6月から平成19年6月まで）の株価実績に基づき算定しております。

2. 十分なデータの蓄積がなく、合理的な見積りが困難であるため、権利行使期間の中間点において行使されるものと推定して見積っております。

3. 平成19年3月期の配当実績によります。

4. 予想残存期間に対応する期間に対応する国債の利回りであります。

(ニ)ストック・オプションの権利確定数の見積方法

基本的には、将来の失効数の合理的な見積りは困難であるため、実績の失効数のみ反映させる方法を採用しております。

23. 優先出資証券の償還

当行は、平成20年4月28日開催の取締役会において、当行保有の海外特別目的子会社が発行した優先出資証券を償還することを決議いたしました。償還される優先出資証券の概要は以下のとおりであります。

(1)発行体

SB Treasury Company L.L.C.

(2)発行証券の種類

配当非累積的永久優先出資証券

(3)償還総額

1,800百万米ドル

(4)償還予定日

平成20年6月30日

(5)償還理由

任意償還期日の到来による

24. 優先出資証券の発行

当行は、平成20年4月28日開催の取締役会において、海外特別目的子会社による優先出資証券を発行することとし、かかる優先出資証券の発行を目的とする100%出資子会社SMBC Preferred Capital USD 2 Limitedを英国領ケイマン諸島に設立することを決議し、平成20年5月12日付で同社普通株式への払込みを完了いたしました。

発行した優先出資証券の概要は次のとおりであります。

発行体	SMBC Preferred Capital USD 2 Limited 英国領ケイマン諸島に新たに設立した、当行が議決権を100%保有する海外特別目的子会社
証券の種類	米ドル建配当非累積的永久優先出資証券 当行普通株式への交換権は付与されません
発行総額	1,800百万米ドル
配当率	年8.75%（固定）
発行価格	1証券あたり1千米ドル
資金使途	当行に対する永久劣後特約付貸付金に充当
優先順位	本優先出資証券は、残余財産分配請求権において、当行が発行する優先株式と実質的に同順位
発行形態	SMFG Preferred Capital USD 2 Limitedに対して全額割り当てる
上場	非上場
払込日	平成20年5月12日

25. 連結自己資本比率（国際統一基準）　12.19%

<連結損益計算書関係>

1　記載金額は、百万円未満を切り捨てて表示しております。

2　「その他経常収益」には、株式等売却益30,762百万円を含んでおります。

3　「その他の経常費用」には、貸出金償却129,538百万円、株式等償却61,923百万円、延滞債権等を売却したことによる損失38,080百万円及び持分法による投資損失42,616百万円を含んでおります。

4. 当連結会計年度において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

地域	主な用途		種類	減損損失額
首都圏	遊休資産	27物件	土地、建物等	1,196百万円
	その他	2物件		60百万円
近畿圏	営業用店舗	3ヵ店	土地、建物等	6百万円
	遊休資産	18物件		3,086百万円
その他	遊休資産	13物件	土地、建物等	461百万円

当行は、継続的な収支の管理・把握を実施している各営業拠点（物理的に同一の資産を共有する拠点）をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、連結される子会社及び子法人等については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。

当連結会計年度は、当行では遊休資産について、また、連結される子会社及び子法人等については、営業用店舗、遊休資産等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能価額まで減額し、当該減少額を減損損失として特別損失に計上しております。

回収可能価額は、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

5　1株当たり当期純利益金額　4,132円91銭

6　潜在株式調整後1株当たり当期純利益金額　4,132円75銭



<有価証券関係>

連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券及び短期社債、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権等も含めて記載しております。

1. 売買目的有価証券（平成20年3月31日現在）

	連結貸借対照表計上額（百万円）	当連結会計年度の損益に含まれた評価差額（百万円）
売買目的有価証券	1,472,12[illegible]	5[illegible]

2. 満期保有目的の債券で時価のあるもの（平成20年3月31日現在）

	連結貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）	うち益（百万円）	うち損（百万円）
国債	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
地方債	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
社債	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
その他	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
合計	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

(注)1. 時価は、当連結会計年度末日における市場価格等に基づいております。

2. 「うち益」「うち損」はそれぞれ「差額」の内訳であります。

3. その他有価証券で時価のあるもの（平成20年3月31日現在）

	取得原価（百万円）	連結貸借対照表計上額（百万円）	評価差額（百万円）	うち益（百万円）	うち損（百万円）
株式	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
債券	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
国債	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
地方債	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
社債	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
その他	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
合計	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

(注)1. 連結貸借対照表計上額は、株式については主として当連結会計年度末前1カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。

2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

3. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表計上額とし、評価差額を当連結会計年度の損失として処理（以下、「減損処理」という。）しております。当連結会計年度におけるこの減損処理額は[illegible]百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

4. 当連結会計年度中に売却した満期保有目的の債券（自　平成19年4月1日　至　平成20年3月31日）

該当ありません。

5. 当連結会計年度中に売却したその他有価証券（自　平成19年4月1日　至　平成20年3月31日）

	売却額（百万円）	売却益の合計額（百万円）	売却損の合計額（百万円）
その他有価証券	25,015,594	145,044	33,514



6. 時価評価されていない有価証券の主な内容及び連結貸借対照表計上額（平成20年3月31日現在）

	金額（百万円）
満期保有目的の債券	
非上場外国証券	11,075
その他有価証券	
非上場株式（店頭売買株式を除く）	389,488
非上場債券	2,422,613
非上場外国証券	734,537
その他	176,897

7. 保有目的を変更した有価証券

該当ありません。

8. その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額（平成20年3月31日現在）

	1年以内（百万円）	1年超5年以内（百万円）	5年超10年以内（百万円）	10年超（百万円）
債券	[illegible]	[illegible]	[illegible]	[illegible]
国債	[illegible]	[illegible]	[illegible]	[illegible]
地方債	[illegible]	[illegible]	[illegible]	[illegible]
社債	[illegible]	[illegible]	[illegible]	[illegible]
その他	[illegible]	[illegible]	[illegible]	[illegible]
合計	[illegible]	[illegible]	[illegible]	[illegible]

＜金銭の信託関係＞

1. 運用目的の金銭の信託（平成20年3月31日現在）

	貸借対照表計上額（百万円）	当事業年度の損益に含まれた評価差額（百万円）
運用目的の金銭の信託	1,4[illegible]	3

2. 満期保有目的の金銭の信託（平成20年3月31日現在）

該当ありません。

3. その他の金銭の信託（運用目的及び満期保有目的以外）（平成20年3月31日現在）

	取得原価（百万円）	貸借対照表計上額（百万円）	評価差額（百万円）	うち益（百万円）	うち損（百万円）
その他の金銭の信託	5,870	5,841	△29	－	29

（注）1. 貸借対照表計上額は、当事業年度末日における市場価格等に基づく時価により計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。



開示項目一覧

銀行法施行規則第34条の26	三井住友フィナンシャルグループ
銀行持株会社の概況及び組織に関する次に掲げる事項	
1. 経営の組織（銀行持株会社の子会社等（法第52条の25に規定する子会社等（法第52条の29第1項前段に規定する説明書類の内容に重要な影響を与えない子会社等を除く）以下この項において同じ）の経営管理に係る体制を含む）	70～71
2. 資本金及び発行済株式の総数	133～134
3. 持株数の多い順に10以上の株主に関する次に掲げる事項	
① 氏名（株主が法人その他の団体である場合には、その名称）	135～136
② 各株主の持株数	135～136
③ 発行済株式の総数に占める各株主の持株数の割合	135～136
4. 取締役及び監査役の氏名及び役職名	71
銀行持株会社及びその子会社等の概況に関する次に掲げる事項	
5. 銀行持株会社及びその子会社等の主要な事業の内容及び組織の構成	70～72、74～78、92
6. 銀行持株会社の子会社等に関する次に掲げる事項	
① 名称	76～78
② 主たる営業所又は事務所の所在地	76～78
③ 資本金又は出資金	76～78
④ 事業の内容	76～78
⑤ 設立年月日	76～78
⑥ 銀行持株会社が保有する子会社等の議決権の総株主又は総出資者の議決権に占める割合	76～78
⑦ 銀行持株会社の1.の子会社等以外の子会社等が保有する当該1.の子会社等の議決権の総株主又は総出資者の議決権に占める割合	76～78
銀行持株会社及びその子会社等の主要な業務に関する事項として次に掲げるもの	
7. 直近の事業年度における事業の概況	26～28
8. 直近の5連結会計年度における主要な業務の状況を示す指標として次に掲げる事項	
① 経常収益	22
② 経常利益又は経常損失	22
③ 当期純利益又は当期純損失	22
④ 純資産額	22
⑤ 総資産額	22
⑥ 連結自己資本比率	22
銀行持株会社及びその子会社等の直近の2連結会計年度における財産の状況に関する次に掲げる事項	
9. 連結貸借対照表、連結損益計算書及び連結株主資本等変動計算書	94～98
10. 貸出金のうち次に掲げるものの額及びその合計額	
① 破綻先債権に該当する貸出金	131
② 延滞債権に該当する貸出金	131
③ 3カ月以上延滞債権に該当する貸出金	131
④ 貸出条件緩和債権に該当する貸出金	131
11. 自己資本の充実の状況	139～171
12. 銀行持株会社及びその子法人等（令第4条の2第2項に規定する子法人等）が2以上の異なる種類の事業を営んでいる場合の事業の種類ごとの区分に従い、当該区分に属する経常収益の額、経常利益又は経常損失の額及び資産の額として算出したもの（各経常収益等の額の総額に占める割合が少ない場合を除く）	119
13. 法第52条の28第1項の規定により作成した書面（同条第2項の規定により作成された電磁的記録を含む）について会社法第396条第1項による会計監査人の監査を受けている場合にはその旨	277
14. 銀行持株会社が連結貸借対照表、連結損益計算書及び連結株主資本等変動計算書について金融商品取引法第193条の2の規定に基づき公認会計士又は監査法人の監査証明を受けている場合にはその旨	94
15. 連結自己資本比率の算定に関する外部監査を受けている場合にはその旨	139

銀行法施行規則第19条の2（単体）	三井住友銀行
銀行の概況及び組織に関する次に掲げる事項	
1. 経営の組織	74～75
2. 持株数の多い順に10以上の株主に関する次に掲げる事項	
① 氏名（株主が法人その他の団体である場合には、その名称）	234
② 各株主の持株数	234

③ 発行済株式の総数に占める各株主の持株数の割合 234
3. 取締役及び監査役の氏名及び役職名 73
4. 営業所の名称及び所在地 79～91
5. 当該銀行を所属銀行とする銀行代理業者に関する次に掲げる事項
① 当該銀行代理業者の商号、名称又は氏名 84
② 当該銀行代理業者が当該銀行のために銀行代理業を営む営業所又は事務所の名称 84

銀行の主要な業務の内容

6. 銀行の主要な業務の内容（信託業務を営む場合においては、信託業務の内容を含む） 20、92

銀行の主要な業務に関する事項として次に掲げるもの

7. 直近の事業年度における事業の概況 12～19、20、29～32
8. 直近の5事業年度における主要な業務の状況を示す指標として次に掲げる事項
① 経常収益 25
② 経常利益又は経常損失 25
③ 当期純利益又は当期純損失 25
④ 資本金及び発行済株式の総数 25
⑤ 純資産額 25
⑥ 総資産額 25
⑦ 預金残高 25
⑧ 貸出金残高 25
⑨ 有価証券残高 25
⑩ 単体自己資本比率（法第14条の2第1号に規定する基準に係る算式により得られる比率） 25
⑪ 配当性向 25
⑫ 従業員数 25
9. 直近の2事業年度における業務粗利益及び業務粗利益率 218
10. 直近の2事業年度における国内業務部門並びに国際業務部門の区分ごとの
① 資金運用収支 218
② 役務取引等収支 218
③ 特定取引収支 218
④ その他業務収支 218
11. 直近の2事業年度における国内業務部門並びに国際業務部門の区分ごとの資金運用勘定並びに資金調達勘定の
① 平均残高 218～219
② 利息 218～219
③ 利回り 218～219
④ 資金利ざや 232
12. 直近の2事業年度における国内業務部門並びに国際業務部門の区分ごとの受取利息及び支払利息の増減 220
13. 直近の2事業年度における総資産経常利益率及び資本経常利益率 232
14. 直近の2事業年度における総資産当期純利益率及び資本当期純利益率 232
15. 直近の2事業年度における国内業務部門及び国際業務部門の区分ごとの流動性預金、定期性預金、譲渡性預金その他の預金の平均残高 222
16. 直近の2事業年度における固定金利定期預金、変動金利定期預金及びその他の区分ごとの定期預金の残存期間別の残高 223
17. 直近の2事業年度における国内業務部門並びに国際業務部門の区分ごとの手形貸付、証書貸付、当座貸越及び割引手形の平均残高 224
18. 直近の2事業年度における固定金利及び変動金利の区分ごとの貸出金の残存期間別の残高 225
19. 直近の2事業年度における担保の種類別（有価証券、債権、商品、不動産、保証及び信用の区分）の貸出金残高及び支払承諾見返額 224、236
20. 直近の2事業年度における使途別（設備資金及び運転資金の区分）の貸出金残高 224
21. 直近の2事業年度における業種別の貸出金残高及び貸出金の総額に占める割合 225
22. 直近の2事業年度における中小企業等に対する貸出金残高及び貸出金の総額に占める割合 226
23. 直近の2事業年度における特定海外債権残高の5パーセント以上を占める国別の残高 227
24. 直近の2事業年度における国内業務部門並びに国際業務部門の区分ごとの預貸率の期末値及び期中平均値 232
25. 直近の2事業年度における有価証券の種類別（国債、地方債、短期社債、社債、株式、外国債券及び外国株式その他の証券の区分）の残存期間別の残高 231
26. 直近の2事業年度における国内業務部門及び国際業務部門の区分ごとの有価証券の種類別（国債、地方債、短期社債、社債、株式、外国債券及び外国株式その他の証券の区分）の平均残高 230
27. 直近の2事業年度における国内業務部門並びに国際業務部門の区分ごとの預証率の期末値及び期中平均値 232

銀行の業務の運営に関する次に掲げる事項

28. リスク管理の体制 36～51
29. 法令遵守の体制 56～57

銀行の直近の2事業年度における財産の状況に関する次に掲げる事項

30. 貸借対照表、損益計算書及び株主資本等変動計算書 197～203
31. 貸出金のうち次に掲げるものの額及びその合計額
① 破綻先債権に該当する貸出金 227
② 延滞債権に該当する貸出金 227
③ 3カ月以上延滞債権に該当する貸出金 227
④ 貸出条件緩和債権に該当する貸出金 227
32. 自己資本の充実の状況 260～276
33. 有価証券に関する取得価額又は契約価額、時価及び評価損益 208～209
34. 金銭の信託に関する取得価額又は契約価額、時価及び評価損益 210
35. 第13条の3第1項第5号に掲げる取引に関する取得価額又は契約価額、時価及び評価損益 211～212
36. 貸倒引当金の期末残高及び期中の増減額 226
37. 貸出金償却の額 227
38. 法第20条第1項の規定により作成した書面(同条第3項の規定により作成された電磁的記録を含む)について会社法第396条第1項による会計監査人の監査を受けている場合にはその旨 283
39. 銀行が貸借対照表、損益計算書及び株主資本等変動計算書について金融商品取引法第193条の2の規定に基づき公認会計士又は監査法人の監査証明を受けている場合にはその旨 197
40. 単体自己資本比率の算定に関する外部監査を受けている場合にはその旨 260

信託業務に関する事項

41. 信託業務の内容 92
42. 直近の5事業年度における信託業務の状況を示す指標として次に掲げる事項
① 信託報酬 25
② 信託勘定貸出金残高 25
③ 信託勘定有価証券残高 25
④ 信託財産額 25
43. 直近の2事業年度における信託業務の状況を示す指標として次に掲げる事項
① 信託財産残高表（注記事項を含む） 237
② 金銭信託、年金信託、財産形成給付信託及び貸付信託（以下「金銭信託等」という）の受託残高 237
③ 元本補てん契約のある信託（信託財産の運用のため再信託された信託を含む）の種類別の受託残高 237
④ 元本補てん契約のある信託（信託財産の運用のため再信託された信託を含む）に係る貸出金のうち破綻先債権、延滞債権、3カ月以上延滞債権及び貸出条件緩和債権に該当するものの額並びにその合計額 237
⑤ 信託期間別の金銭信託及び貸付信託の元本残高 238
⑥ 金銭信託等の種類別の貸出金及び有価証券の区分ごとの運用残高 238
⑦ 金銭信託等に係る貸出金の科目別（証書貸付、手形貸付及び割引手形の区分）の残高 238
⑧ 金銭信託等に係る貸出金の契約期間別の残高 239
⑨ 担保の種類別（有価証券、債権、商品、不動産、保証及び信用の区分）の金銭信託等に係る貸出金残高 239
⑩ 使途別（設備資金及び運転資金の区分）の金銭信託等に係る貸出金残高 239
⑪ 業種別の金銭信託等に係る貸出金残高及び貸出金の総額に占める割合 239
⑫ 中小企業等に対する金銭信託等に係る貸出金残高及び貸出金の総額に占める割合 240
⑬ 金銭信託等に係る有価証券の種類別（国債、地方債、短期社債、社債及び株式その他の証券の区分）の残高 240

金融機能の再生のための緊急措置に関する法律施行規則第4条（単体・資産の査定の基準） 三井住友銀行

1. 破産更生債権及びこれらに準ずる債権 228～229
2. 危険債権 228～229
3. 要管理債権 228～229
4. 正常債権 228～229

銀行法施行規則第19条の3（連結）	三井住友銀行
銀行及びその子会社等の概況に関する次に掲げる事項	
1. 銀行及びその子会社等の主要な事業の内容及び組織の構成	72、92
2. 銀行の子会社等に関する次に掲げる事項	
① 名称	76～78
② 主たる営業所又は事務所の所在地	76～78
③ 資本金又は出資金	76～78
④ 事業の内容	76～78
⑤ 設立年月日	76～78
⑥ 銀行が保有する子会社等の議決権の総株主又は総出資者の議決権に占める割合	76～78
⑦ 銀行の1.の子会社等以外の子会社等が保有する当該1.の子会社等の議決権の総株主又は総出資者の議決権に占める割合	76～78
銀行及びその子会社等の主要な業務に関する事項として次に掲げるもの	
3. 直近の事業年度における事業の概況	12～19、20
4. 直近の5連結会計年度における主要な業務の状況を示す指標として次に掲げる事項	
① 経常収益	24
② 経常利益又は経常損失	24
③ 当期純利益又は当期純損失	24
④ 純資産額	24
⑤ 総資産額	24
⑥ 連結自己資本比率	24
銀行及びその子会社等の直近の2連結会計年度における財産の状況に関する次に掲げる事項	
5. 連結貸借対照表、連結損益計算書及び連結株主資本等変動計算書	172～176
6. 貸出金のうち次に掲げるものの額及びその合計額	
① 破綻先債権に該当する貸出金	227
② 延滞債権に該当する貸出金	227
③ 3カ月以上延滞債権に該当する貸出金	227
④ 貸出条件緩和債権に該当する貸出金	227
7. 自己資本の充実の状況	241～259
8. 銀行及びその子法人等（令第4条の2第2項に規定する子法人等）が2以上の異なる種類の事業を営んでいる場合の事業の種類ごとの区分に従い、当該区分に属する経常収益の額、経常利益又は経常損失の額及び資産の額として算出したもの	195
9. 法第20条第2項の規定により作成した書面（同条第3項の規定により作成された電磁的記録を含む）について会社法第396条第1項による会計監査人の監査を受けている場合にはその旨	283
10. 銀行が連結貸借対照表、連結損益計算書及び連結株主資本等変動計算書について金融商品取引法第193条の2の規定に基づき公認会計士又は監査法人の監査証明を受けている場合にはその旨	172
11. 連結自己資本比率の算定に関する外部監査を受けている場合にはその旨	241

平成19年金融庁告示第15号第7条	三井住友フィナンシャルグループ
（定性的な開示事項）	
連結の範囲に関する次に掲げる事項	
1. 連結自己資本比率告示第3条又は第15条に規定する連結自己資本比率を算出する対象となる会社の集団（以下「持株会社グループ」という）に属する会社と連結財務諸表規則に基づき連結の範囲に含まれる会社との相違点	139
2. 持株会社グループのうち、連結子会社の数並びに主要な連結子会社の名称及び主要な業務の内容	139
3. 連結自己資本比率告示第9条又は第21条が適用される金融業務を営む関連法人等の数並びに主要な金融業務を営む関連法人等の名称及び主要な業務の内容	139
4. 連結自己資本比率告示第8条第1項第2号イからハまで又は第20条第1項第2号イからハまでに掲げる控除項目の対象となる会社の数並びに主要な会社の名称及び主要な業務の内容	139
5. 法第52条の23第1項第10号に掲げる会社のうち同号イに掲げる業務を専ら営むもの又は同項第11号に掲げる会社であって、持株会社グループに属していない会社の数並びに主要な会社の名称及び主要な業務の内容	139
6. 持株会社グループ内の資金及び自己資本の移動に係る制限等の概要	139
自己資本調達手段の概要	139～144
持株会社グループの自己資本の充実度に関する評価方法の概要	37～38

開示項目一覧

信用リスクに関する次に掲げる事項

1. リスク管理の方針及び手続の概要　38～43、146、153
2. 標準的手法が適用されるポートフォリオについて、次に掲げる事項
   - ①リスク・ウェイトの判定に使用する適格格付機関等の名称（使用する適格格付機関等を変更した場合には、その理由を含む）　153
   - ②エクスポージャーの種類ごとのリスク・ウェイトの判定に使用する適格格付機関等の名称　153
3. 内部格付手法が適用されるポートフォリオについて、次に掲げる事項
   - ①使用する内部格付手法の種類　146
   - ②内部格付制度の概要　39～40、146～152
   - ③次に掲げるポートフォリオごとの格付付与手続の概要（(vi) 及び (vii) に掲げるポートフォリオについて、信用リスクに関するエクスポージャー全体に占めるこれらのポートフォリオの割合が少なく、かつ、これらのポートフォリオのリスク特性が類似しており、預金者等による持株会社グループのリテール業務のリスク特性の理解に支障が生じないと判断できる場合には、両者を区別して開示することを要しない）
     - (i) 事業法人向けエクスポージャー（特定貸付債権及び適格購入事業法人等向けエクスポージャーについて区別して開示することを要する）　146、148
     - (ii) ソブリン向けエクスポージャー　146
     - (iii) 金融機関等向けエクスポージャー　146
     - (iv) 株式等エクスポージャー（株式等エクスポージャーの信用リスク・アセットの額の算出にPD/LGD方式を適用する場合に限る）　151
     - (v) 居住用不動産向けエクスポージャー　149
     - (vi) 適格リボルビング型リテール向けエクスポージャー　149
     - (vii) その他リテール向けエクスポージャー　150

信用リスク削減手法に関するリスク管理の方針及び手続の概要　154

派生商品取引及び長期決済期間取引の取引相手のリスクに関するリスク管理の方針及び手続の概要　41、42、155

証券化エクスポージャーに関する次に掲げる事項

1. リスク管理の方針及び手続の概要　156
2. 証券化エクスポージャーについて、信用リスク・アセットの額の算出に使用する方式の名称　156
3. 証券化取引に関する会計方針　157
4. 証券化エクスポージャーの種類ごとのリスク・ウェイトの判定に使用する適格格付機関の名称（使用する適格格付機関を変更した場合には、その理由を含む）　157

マーケット・リスクに関する次に掲げる事項
（連結自己資本比率告示第2条又は第14条の算式にマーケット・リスク相当額に係る額を算入する場合に限る）

1. リスク管理の方針及び手続の概要　43～46
2. マーケット・リスク相当額の算出に使用する方式の名称（複数の方式を使用する場合には、業務の別、拠点の別又は個別リスク若しくは一般市場リスクの別に開示することを要する）　165
3. 想定される保有期間及び保有期間が想定を超える蓋然性等を踏まえ、取引の特性に応じて適切に価格を評価するための方法　165
4. 内部モデル方式を使用する場合における使用するモデルの概要並びにバック・テスティング及びストレス・テストの説明　44～45
5. マーケット・リスクに対する自己資本の充実度を内部的に評価する際に用いている各種の前提及び評価の方法　37～38

オペレーショナル・リスクに関する次に掲げる事項

1. リスク管理の方針及び手続の概要　46～51
2. オペレーショナル・リスク相当額の算出に使用する手法の名称（部分的に先進的計測手法を使用する場合は、各手法の適用範囲を含む）　165
3. 先進的計測手法を使用する場合における次に掲げる事項
   - ①当該手法の概要　166～171
   - ②保険によるリスク削減の有無（保険によるリスク削減を行った場合は、保険の利用方針と概要を含む）　171

銀行勘定における出資等又は株式等エクスポージャーに関するリスク管理の方針及び手続の概要　43～45、160

銀行勘定における金利リスクに関する次に掲げる事項

1. リスク管理の方針及び手続の概要　43～45、165
2. 持株会社グループが内部管理上使用した銀行勘定における金利リスク算定手法の概要　43～45、165

（定量的な開示事項）

連結自己資本比率告示第8条第1項第2号イからハまで又は第20条第1項第2号イからハまでに掲げる控除項目の対象となる会社のうち、規制上の所要自己資本を下回った会社の名称と所要自己資本を下回った額の総額 139

自己資本の構成に関する次に掲げる事項

1. 連結における基本的項目の額及び次に掲げる項目の額 140
 ① 資本金及び資本剰余金 140
 ② 利益剰余金 140
 ③ 連結子法人等の少数株主持分の合計額 140
 ④ 連結自己資本比率告示第5条第2項又は第17条第2項に規定するステップ・アップ金利等を上乗せする特約を付す等償還を行う蓋然性を有する株式等の額及び連結における基本的項目の額に対する当該株式等の額の割合 140
 ⑤ 基本的項目の額のうち①から④までに該当しないもの 140
 ⑥ 連結自己資本比率告示第5条第1項第1号から第4号まで又は第17条第1項第1号から第4号までの規定により基本的項目から控除した額 140
 ⑦ 連結自己資本比率告示第5条第1項第5号又は第17条第1項第5号の規定により基本的項目から控除した額 140
 ⑧ 連結自己資本比率告示第5条第7項又は第17条第6項の規定により基本的項目から控除した額 140
2. 連結自己資本比率告示第6条又は第18条に定める補完的項目の額及び連結自己資本比率告示第7条又は第19条に定める準補完的項目の額の合計額 140
3. 連結自己資本比率告示第8条又は第20条に定める控除項目の額 140
4. 連結における自己資本の額 140

自己資本の充実度に関する次に掲げる事項

1. 信用リスクに対する所要自己資本の額（2.及び3.の額を除く）及びこのうち次に掲げるポートフォリオごとの額 145
 ① 標準的手法が適用されるポートフォリオ及び複数のポートフォリオに適用される場合における適切なポートフォリオの区分ごとの内訳 145
 ② 内部格付手法が適用されるポートフォリオ及びこのうち次に掲げるポートフォリオごとの内訳（(v) 及び (vi) に掲げるポートフォリオについて、信用リスクに関するエクスポージャー全体に占めるこれらのポートフォリオの割合が少なく、かつ、これらのポートフォリオのリスク特性が類似しており、預金者等による持株会社グループのリテール業務のリスク特性の理解に支障が生じないと判断できる場合には、両者を区別して開示することを要しない） 145
  (i) 事業法人向けエクスポージャー 145
  (ii) ソブリン向けエクスポージャー 145
  (iii) 金融機関等向けエクスポージャー 145
  (iv) 居住用不動産向けエクスポージャー 145
  (v) 適格リボルビング型リテール向けエクスポージャー 145
  (vi) その他リテール向けエクスポージャー 145
 ③ 証券化エクスポージャー 145
2. 内部格付手法が適用される株式等エクスポージャーに係る信用リスクに対する所要自己資本の額及びこのうち次に掲げる区分ごとの額 145
 ① マーケット・ベース方式が適用される株式等エクスポージャー及びこのうち次に掲げる区分ごとの内訳 145
  (i) 簡易手法が適用される株式等エクスポージャー 145
  (ii) 内部モデル手法が適用される株式等エクスポージャー 145
 ② PD/LGD 方式が適用される株式等エクスポージャー 145
3. 信用リスク・アセットのみなし計算（連結自己資本比率告示第145条の規定により信用リスク・アセットの額を計算することをいう。以下この条において同じ）が適用されるエクスポージャーに係る信用リスクに対する所要自己資本の額 145
4. マーケット・リスクに対する所要自己資本の額及びこのうち持株会社グループが使用する次に掲げる方式ごとの額 145
 ① 標準的方式（金利リスク、株式リスク、外国為替リスク、コモディティ・リスク及びオプション取引のカテゴリーごとに開示することを要する） 145
 ② 内部モデル方式 145
5. オペレーショナル・リスクに対する所要自己資本の額及びこのうち持株会社グループが使用する次に掲げる手法ごとの額 145、171
 ① 基礎的手法 171
 ② 粗利益配分手法 —
 ③ 先進的計測手法 171
6. 連結自己資本比率及び連結基本的項目比率（連結自己資本比率告示第2条（海外営業拠点を有する銀行を子会社としていない銀行持株会社にあっては連結自己資本比率告示第14条）の算式の分母の額に対する連結における基本的項目の額の割合をいう。第9条第2号において同じ） 140
7. 連結総所要自己資本額（連結自己資本比率告示第2条（海外営業拠点を有する銀行を子会社としていない銀行持株会社にあっては連結自己資本比率告示第14条）の算式の分母の額に8パーセント（海外営業拠点を有する銀行を子会社としていない銀行持株会社にあっては4パーセント）を乗じた額をいう。第9条第5号において同じ） 140

開示項目一覧

信用リスク（信用リスク・アセットのみなし計算が適用されるエクスポージャー及び証券化エクスポージャーを除く）に関する次に掲げる事項

項目	頁
1. 信用リスクに関するエクスポージャーの期末残高（期末残高がその期のリスク・ポジションから大幅に乖離している場合には、期中平均残高の開示も要する）及びエクスポージャーの主な種類別の内訳	161
2. 信用リスクに関するエクスポージャーの期末残高のうち、次に掲げる区分ごとの額及びそれらのエクスポージャーの主な種類別の内訳	
① 地域別	161
② 業種別又は取引相手の別	161
③ 残存期間別	162
3. 三月以上延滞エクスポージャーの期末残高又はデフォルトしたエクスポージャーの期末残高及びこれらの次に掲げる区分ごとの内訳	162
① 地域別	162
② 業種別又は取引相手の別	163
4. 一般貸倒引当金、個別貸倒引当金及び特定海外債権引当勘定の期末残高及び期中の増減額（一般貸倒引当金及び個別貸倒引当金については、次に掲げる区分ごとの期末残高及び期中の増減額を含む。ただし、一般貸倒引当金について次に掲げる区分ごとの算定を行っていない場合には、区分ごとの開示を要しない）	163
① 地域別	163
② 業種別又は取引相手の別	164
5. 業種別又は取引相手の別の貸出金償却の額	164
6. 標準的手法が適用されるエクスポージャーについて、リスク・ウェイトの区分ごとの信用リスク削減手法の効果を勘案した後の残高（格付が付与されている信用供与の割合が信用供与の額全体の1パーセント未満である場合には、区分を要しない）並びに連結自己資本比率告示第8条第1項第3号及び第6号（連結自己資本比率告示第105条及び第114条第1項において準用する場合に限る）又は第20条第1項第3号及び第6号（連結自己資本比率告示第105条及び第114条第1項において準用する場合に限る）の規定により資本控除した額	153、158～159
7. 内部格付手法が適用されるエクスポージャーのうち、スロッティング・クライテリアに割り当てられた特定貸付債権及びマーケット・ベース方式の簡易手法が適用される株式等エクスポージャーについて、連結自己資本比率告示第131条第3項及び第5項並びに第144条第4項に定めるリスク・ウェイトが適用される場合におけるリスク・ウェイトの区分ごとの残高	148、151
8. 内部格付手法が適用されるポートフォリオについて、次に掲げる事項（信用リスク削減手法を用いた場合は、これを反映するものとする）	
① 事業法人向けエクスポージャー、ソブリン向けエクスポージャー及び金融機関等向けエクスポージャー　債務者格付ごとのPDの推計値、LGDの推計値（先進的内部格付手法を適用する場合は、デフォルトしたエクスポージャーに係るEL default を含む）の加重平均値、リスク・ウェイトの加重平均値、オン・バランス資産項目のEAD の推計値及びオフ・バランス資産項目のEADの推計値（先進的内部格付手法を適用する場合は、コミットメントの未引出額及び当該未引出額に乗ずる掛目の推計値の加重平均値を含む）	147
② PD/LGD方式を適用する株式等エクスポージャー　債務者格付ごとのPDの推計値、リスク・ウェイトの加重平均値及び残高	152
③ 居住用不動産向けエクスポージャー、適格リボルビング型リテール向けエクスポージャー及びその他リテール向けエクスポージャー　次のいずれかの事項	
(i) プール単位でのPDの推計値、LGDの推計値（デフォルトしたエクスポージャーに係るEL default を含む）の加重平均値、リスク・ウェイトの加重平均値、オン・バランス資産項目のEADの推計値、オフ・バランス資産項目のEADの推計値、コミットメントの未引出額及び当該未引出額に乗ずる掛目の推計値の加重平均値	149～151
(ii) 適切な数のEL区分を設けた上でのプール単位でのエクスポージャーの分析	—
9. 内部格付手法を適用する事業法人向けエクスポージャー、ソブリン向けエクスポージャー、金融機関等向けエクスポージャー、PD/LGD方式を適用する株式等エクスポージャー、居住用不動産向けエクスポージャー、適格リボルビング型リテール向けエクスポージャー及びその他リテール向けエクスポージャーごとの直前期における損失の実績値及び当該実績値と過去の実績値との対比並びに要因分析	152～153
10. 内部格付手法を適用する事業法人向けエクスポージャー、ソブリン向けエクスポージャー、金融機関等向けエクスポージャー、PD/LGD方式を適用する株式等エクスポージャー、居住用不動産向けエクスポージャー、適格リボルビング型リテール向けエクスポージャー及びその他リテール向けエクスポージャーごとの長期にわたる損失額の推計値と実績値の対比	153

信用リスク削減手法に関する次に掲げる事項

項目	頁
1. 標準的手法又は基礎的内部格付手法が適用されるポートフォリオについて、次に掲げる信用リスク削減手法が適用されたエクスポージャー（信用リスク削減手法の効果が勘案された部分に限る）の額（包括的手法を採用し、かつ、ボラティリティ調整率によるエクスポージャーの額の上方調整を行っている場合は、当該上方調整額に相当する額を減額した額）（基礎的内部格付手法が適用されるポートフォリオについては、事業法人向けエクスポージャー、ソブリン向けエクスポージャー及び金融機関等向けエクスポージャーごとに開示することを要する）	
① 適格金融資産担保	154
② 適格資産担保（基礎的内部格付手法採用行に限る）	154

2. 標準的手法又は内部格付手法が適用されるポートフォリオについて、保証又はクレジット・デリバティブが適用されたエクスポージャー（信用リスク削減手法の効果が勘案された部分に限る）の額（内部格付手法が適用されるポートフォリオについては、事業法人向けエクスポージャー、ソブリン向けエクスポージャー、金融機関等向けエクスポージャー、居住用不動産向けエクスポージャー、適格リボルビング型リテール向けエクスポージャー及びその他リテール向けエクスポージャーごとに開示することを要する） 155

派生商品取引及び長期決済期間取引の取引相手のリスクに関する次に掲げる事項
1. 与信相当額の算出に用いる方式 155
2. グロス再構築コストの額（零を下回らないものに限る）の合計額 156
3. 担保による信用リスク削減手法の効果を勘案する前の与信相当額（派生商品取引にあっては、取引の区分ごとの与信相当額を含む） 156
4. 2.に掲げる合計額及びグロスのアドオンの合計額から3.に掲げる額を差し引いた額（カレント・エクスポージャー方式を用いる場合に限る） 156
5. 担保の種類別の額 156
6. 担保による信用リスク削減手法の効果を勘案した後の与信相当額 156
7. 与信相当額算出の対象となるクレジット・デリバティブの想定元本額をクレジット・デリバティブの種類別、かつ、プロテクションの購入又は提供の別に区分した額 156
8. 信用リスク削減手法の効果を勘案するために用いているクレジット・デリバティブの想定元本額 156

証券化エクスポージャーに関する次に掲げる事項
1. 持株会社グループがオリジネーターである証券化エクスポージャーに関する次に掲げる事項
① 原資産の合計額、資産譲渡型証券化取引に係る原資産及び合成型証券化取引に係る原資産の額並びにこれらの主な原資産の種類別の内訳（ただし、持株会社グループが証券化エクスポージャーを保有しない証券化取引の原資産については、当期の証券化取引に係るものに限る） 157～159
② 原資産を構成するエクスポージャーのうち、三月以上延滞エクスポージャーの額又はデフォルトしたエクスポージャーの額及び当期の損失額並びにこれらの主な原資産の種類別の内訳（ただし、持株会社グループが証券化エクスポージャーを保有しない証券化取引の原資産については、当期の証券化取引に係るものに限る） 157～159
③ 保有する証券化エクスポージャーの額及び主な原資産の種類別の内訳 157～159
④ 保有する証券化エクスポージャーの適切な数のリスク・ウェイトの区分ごとの残高及び所要自己資本の額 157～159
⑤ 証券化取引に伴い増加した自己資本に相当する額及び主な原資産の種類別の内訳 157～159
⑥ 連結自己資本比率告示第225条の規定により自己資本から控除した証券化エクスポージャーの額及び主な原資産の種類別の内訳 157～159
⑦ 早期償還条項付の証券化エクスポージャーについて、次に掲げる事項（主な原資産の種類別の内訳を含む）
(i) 早期償還条項付の証券化エクスポージャーを対象とする実行済みの信用供与の額 157～159
(ii) 持株会社グループがオリジネーターとして留保する早期償還条項付の証券化エクスポージャーを対象とする実行済みの信用供与の額及び想定元本額の未実行の部分の信用供与額のEADの額の合計額に対する所要自己資本の額 157～159
(iii) 持株会社グループが投資家の持分に対して算出する早期償還条項付の証券化エクスポージャーを対象とする実行済みの信用供与の額及び想定元本額の未実行の部分の信用供与額のEADの額の合計額に対する所要自己資本の額 157～159
⑧ 当期に証券化を行ったエクスポージャーの概略（当期に証券化を行ったエクスポージャーの額及び主な原資産の種類別の内訳を含む） 157～159
⑨ 証券化取引に伴い当期中に認識した売却損益の額及び主な原資産の種類別の内訳 157～159
⑩ 連結自己資本比率告示附則第15条の適用により算出される信用リスク・アセットの額 157～159
2. 持株会社グループが投資家である証券化エクスポージャーに関する次に掲げる事項
① 保有する証券化エクスポージャーの額及び主な原資産の種類別の内訳 159
② 保有する証券化エクスポージャーの適切な数のリスク・ウェイトの区分ごとの残高及び所要自己資本の額 159
③ 連結自己資本比率告示第225条の規定により自己資本から控除した証券化エクスポージャーの額及び主な原資産の種類別の内訳 159
④ 連結自己資本比率告示附則第15条の適用により算出される信用リスク・アセットの額 159

マーケット・リスクに関する次に掲げる事項（内部モデル方式を使用する持株会社グループに限る）
1. 期末のバリュー・アット・リスクの値並びに開示期間におけるバリュー・アット・リスクの最高、平均及び最低の値 165
2. バック・テスティングの結果及び損益の実績値がバリュー・アット・リスクの値から大幅に下方乖離した場合についての説明 44～45

銀行勘定における出資等又は株式等エクスポージャーに関する次に掲げる事項
1. 連結貸借対照表計上額、時価及び次に掲げる事項に係る連結貸借対照表計上額 160
① 上場株式等エクスポージャー 160
② 上場株式等エクスポージャーに該当しない出資等又は株式等エクスポージャー 160
2. 出資等又は株式等エクスポージャーの売却及び償却に伴う損益の額 160

3. 連結貸借対照表で認識され、かつ、連結損益計算書で認識されない評価損益の額 160
4. 連結貸借対照表及び連結損益計算書で認識されない評価損益の額 160
5. 海外営業拠点を有する銀行を子会社とする銀行持株会社については、連結自己資本比率告示第6条第1項第1号の規定により補完的項目に算入した額 140
6. 連結自己資本比率告示附則第13条が適用される株式等エクスポージャーの額及び株式等エクスポージャーのポートフォリオの区分ごとの額 151

信用リスク・アセットのみなし計算が適用されるエクスポージャーの額 152

銀行勘定における金利リスクに関して持株会社グループが内部管理上使用した金利ショックに対する損益又は経済的価値の増減額 165

平成19年金融庁告示第15号第2条 **三井住友銀行**

(定性的な開示事項)

自己資本調達手段の概要 260～261

銀行の自己資本の充実度に関する評価方法の概要 37～38

信用リスクに関する次に掲げる事項
1. リスク管理の方針及び手続の概要 38～43、263、267
2. 標準的手法が適用されるポートフォリオについて、次に掲げる事項
①リスク・ウェイトの判定に使用する適格格付機関等(適格格付機関、経済協力開発機構及び輸出信用機関をいう。以下同じ)の名称(使用する適格格付機関等を変更した場合には、その理由を含む) 267
②エクスポージャーの種類ごとのリスク・ウェイトの判定に使用する適格格付機関等の名称 267
3. 内部格付手法が適用されるポートフォリオについて、次に掲げる事項
①使用する内部格付手法の種類 263
②内部格付制度の概要 39～40、263
③次に掲げるポートフォリオごとの格付付与手続の概要((vi)及び(vii)に掲げるポートフォリオについて、信用リスクに関するエクスポージャー全体に占めるこれらのポートフォリオの割合が少なく、かつ、これらのポートフォリオのリスク特性が類似しており、預金者等による銀行のリテール業務のリスク特性の理解に支障が生じないと判断できる場合には、両者を区別して開示することを要しない)
(i) 事業法人向けエクスポージャー(特定貸付債権及び適格購入事業法人等向けエクスポージャーについて区別して開示することを要する) 263
(ii) ソブリン向けエクスポージャー 263
(iii) 金融機関等向けエクスポージャー 263
(iv) 株式等エクスポージャー(株式等エクスポージャーの信用リスク・アセットの額の算出にPD/LGD方式を適用する場合に限る) 263
(v) 居住用不動産向けエクスポージャー 263
(vi) 適格リボルビング型リテール向けエクスポージャー 263
(vii) その他リテール向けエクスポージャー 263

信用リスク削減手法に関するリスク管理の方針及び手続の概要 267

派生商品取引及び長期決済期間取引の取引相手のリスクに関するリスク管理の方針及び手続の概要 41、42、268

証券化エクスポージャーに関する次に掲げる事項
1. リスク管理の方針及び手続の概要 269
2. 証券化エクスポージャーについて、信用リスク・アセットの額の算出に使用する方式の名称 269
3. 証券化取引に関する会計方針 269
4. 証券化エクスポージャーの種類ごとのリスク・ウェイトの判定に使用する適格格付機関の名称(使用する適格格付機関を変更した場合には、その理由を含む) 269

マーケット・リスクに関する次に掲げる事項(自己資本比率告示第14条又は第37条の算式にマーケット・リスク相当額に係る額を算入する場合に限る)
1. リスク管理の方針及び手続の概要 43～46
2. マーケット・リスク相当額の算出に使用する方式の名称(複数の方式を使用する場合には、業務の別、拠点の別又は個別リスク若しくは一般市場リスクの別に開示することを要する) 275
3. 想定される保有期間及び保有期間が想定を超える蓋然性等を踏まえ、取引の特性に応じて適切に価格を評価するための方法 275
4. 内部モデル方式を使用する場合における使用するモデルの概要並びにバック・テスティング及びストレス・テストの説明 44～45
5. マーケット・リスクに対する自己資本の充実度を内部的に評価する際に用いている各種の前提及び評価の方法 37～38

オペレーショナル・リスクに関する次に掲げる事項

項目	頁
1. リスク管理の方針及び手続の概要	46～51
2. オペレーショナル・リスク相当額の算出に使用する手法の名称（部分的に先進的計測手法を使用する場合は、各手法の適用範囲を含む）	276
3. 先進的計測手法を使用する場合における次に掲げる事項	
① 当該手法の概要	276
② 保険によるリスク削減の有無（保険によるリスク削減を行った場合は、保険の利用方針と概要を含む）	276

項目	頁
銀行勘定における銀行法施行令（昭和57年政令第40号）第4条第4項第3号に規定する出資その他これに類するエクスポージャー（以下「出資等」という）又は株式等エクスポージャーに関するリスク管理の方針及び手続の概要	43～45、271

銀行勘定における金利リスクに関する次に掲げる事項

項目	頁
1. リスク管理の方針及び手続の概要	43～45、276
2. 銀行が内部管理上使用した銀行勘定における金利リスクの算定手法の概要	43～45、276

（定量的な開示事項）

自己資本の構成に関する次に掲げる事項

項目	頁
1. 基本的項目の額及び次に掲げる事項の額	260
① 資本金及び資本剰余金	260
② 利益剰余金	260
③ 自己資本比率告示第17条第2項又は第40条第2項に規定するステップ・アップ金利等を上乗せする特約を付す等償還を行う蓋然性を有する株式等の額及び基本的項目の額に対する当該株式等の額の割合	260
④ 基本的項目の額のうち①から③までに該当しないもの	260
⑤ 自己資本比率告示第17条第1項第1号から第4号まで又は第40条第1項第1号から第4号までの規定により基本的項目から控除した額	260
⑥ 自己資本比率告示第17条第1項第5号又は第40条第1項第5号の規定により基本的項目から控除した額	260
⑦ 自己資本比率告示第17条第8項又は第40条第7項の規定により基本的項目から控除した額	260
2. 自己資本比率告示第18条又は第41条に定める補完的項目の額及び自己資本比率告示第19条又は第42条に定める準補完的項目の額の合計額	260
3. 自己資本比率告示第20条又は第43条に定める控除項目の額	260
4. 自己資本の額	260

自己資本の充実度に関する次に掲げる事項

項目	頁
1. 信用リスクに対する所要自己資本の額（2.及び3.の額を除く）及びこのうち次に掲げるポートフォリオごとの額	262
① 標準的手法が適用されるポートフォリオ及び標準的手法が複数のポートフォリオに適用される場合における適切なポートフォリオの区分ごとの内訳	262
② 内部格付手法が適用されるポートフォリオ及びこのうち次に掲げるポートフォリオごとの内訳（(v)及び(vi)に掲げるポートフォリオについて、信用リスクに関するエクスポージャー全体に占めるこれらのポートフォリオの割合が少なく、かつ、これらのポートフォリオのリスク特性が類似しており、預金者等による銀行のリテール業務のリスク特性の理解に支障が生じないと判断できる場合には、両者を区別して開示することを要しない）	262
(i) 事業法人向けエクスポージャー	262
(ii) ソブリン向けエクスポージャー	262
(iii) 金融機関等向けエクスポージャー	262
(iv) 居住用不動産向けエクスポージャー	262
(v) 適格リボルビング型リテール向けエクスポージャー	262
(vi) その他リテール向けエクスポージャー	262
③ 証券化エクスポージャー	262
2. 内部格付手法が適用される株式等エクスポージャーに係る信用リスクに対する所要自己資本の額及びこのうち次に掲げる区分ごとの額	262
① マーケット・ベース方式が適用される株式等エクスポージャー及びこのうち次に掲げる区分ごとの内訳	262
(i) 簡易手法が適用される株式等エクスポージャー	262
(ii) 内部モデル手法が適用される株式等エクスポージャー	262
② PD/LGD方式が適用される株式等エクスポージャー	262
3. 信用リスク・アセットのみなし計算（自己資本比率告示第167条の規定により信用リスク・アセットの額を計算することをいう。以下この条及び第4条において同じ）が適用されるエクスポージャーに係る信用リスクに対する所要自己資本の額	262

4. マーケット・リスクに対する所要自己資本の額及びこのうち銀行が使用する次に掲げる方式ごとの額　262
　①標準的方式（金利リスク、株式リスク、外国為替リスク、コモディティ・リスク及びオプション取引のカテゴリーごとに開示することを要する）　262
　②内部モデル方式　262
5. オペレーショナル・リスクに対する所要自己資本の額及びこのうち銀行が使用する次に掲げる手法ごとの額　262、276
　①基礎的手法　276
　②粗利益配分手法　—
　③先進的計測手法　276
6. 単体自己資本比率及び単体基本的項目比率（自己資本比率告示第14条（海外営業拠点を有しない銀行にあっては自己資本比率告示第37条）の算式の分母の額に対する基本的項目の額の割合をいう。第6条第2号において同じ）　260
7. 単体総所要自己資本額（自己資本比率告示第14条（海外営業拠点を有しない銀行にあっては自己資本比率告示第37条）の算式の分母の額に8パーセント（海外営業拠点を有しない銀行にあっては4パーセント）を乗じた額をいう。第6条第5号において同じ）　260

信用リスク（信用リスク・アセットのみなし計算が適用されるエクスポージャー及び証券化エクスポージャーを除く）に関する次に掲げる事項

1. 信用リスクに関するエクスポージャーの期末残高（期末残高がその期のリスク・ポジションから大幅に乖離している場合には、期中平均残高の開示も要する）及びエクスポージャーの主な種類別の内訳　272～273
2. 信用リスクに関するエクスポージャーの期末残高のうち、次に掲げる区分ごとの額及びそれらのエクスポージャーの主な種類別の内訳
　①地域別　272～273
　②業種別又は取引相手の別　272～273
　③残存期間別　273
3. 三月以上延滞エクスポージャーの期末残高又はデフォルトしたエクスポージャーの期末残高及びこれらの次に掲げる区分ごとの内訳　274
　①地域別　274
　②業種別又は取引相手の別　274
4. 一般貸倒引当金、個別貸倒引当金及び特定海外債権引当勘定の期末残高及び期中の増減額（一般貸倒引当金及び個別貸倒引当金については、次に掲げる区分ごとの期末残高及び期中の増減額を含む。ただし、一般貸倒引当金について次に掲げる区分ごとの算定を行っていない場合には、区分ごとの開示を要しない）　274
　①地域別　274
　②業種別又は取引相手の別　275
5. 業種別又は取引相手の別の貸出金償却の額　275
6. 標準的手法が適用されるエクスポージャーについて、リスク・ウェイトの区分ごとの信用リスク削減手法の効果を勘案した後の残高（格付が付与されている信用供与の割合が信用供与の額全体の1パーセント未満である場合には、区分を要しない）並びに自己資本比率告示第20条第1項第2号及び第5号（自己資本比率告示第127条及び第136条第1項において準用する場合に限る）又は第43条第1項第2号及び第5号（自己資本比率告示第127条及び第136条第1項において準用する場合に限る）の規定により資本控除した額　267、269、271
7. 内部格付手法が適用されるエクスポージャーのうち、スロッティング・クライテリアに割り当てられた特定貸付債権及びマーケット・ベース方式の簡易手法が適用される株式等エクスポージャーについて、自己資本比率告示第153条第3項及び第5項並びに第166条第4項に定めるリスク・ウェイトが適用される場合におけるリスク・ウェイトの区分ごとの残高　264、266
8. 内部格付手法が適用されるポートフォリオについて、次に掲げる事項（信用リスク削減手法を用いた場合は、これを反映するものとする）
　①事業法人向けエクスポージャー、ソブリン向けエクスポージャー及び金融機関等向けエクスポージャー　債務者格付ごとのPDの推計値、LGDの推計値（先進的内部格付手法を適用する場合は、デフォルトしたエクスポージャーに係るEL defaultを含む）の加重平均値、リスク・ウェイトの加重平均値、オン・バランス資産項目のEADの推計値及びオフ・バランス資産項目のEADの推計値（先進的内部格付手法を適用する場合は、コミットメントの未引出額及び当該未引出額に乗ずる掛目の推計値の加重平均値を含む）　263～264
　②PD/LGD方式を適用する株式等エクスポージャー　債務者格付ごとのPDの推計値、リスク・ウェイトの加重平均値及び残高　267
　③居住用不動産向けエクスポージャー、適格リボルビング型リテール向けエクスポージャー及びその他リテール向けエクスポージャー　次のいずれかの事項
　　(i) プール単位でのPDの推計値、LGDの推計値（デフォルトしたエクスポージャーに係るEL defaultを含む）の加重平均値、リスク・ウェイトの加重平均値、オン・バランス資産項目のEADの推計値、オフ・バランス資産項目のEADの推計値、コミットメントの未引出額及び当該未引出額に乗ずる掛目の推計値の加重平均値　265～266
　　(ii) 適切な数のEL区分を設けた上でのプール単位でのエクスポージャーの分析　—
9. 内部格付手法を適用する事業法人向けエクスポージャー、ソブリン向けエクスポージャー、金融機関等向けエクスポージャー、PD/LGD方式を適用する株式等エクスポージャー、居住用不動産向けエクスポージャー、適格リボルビング型リテール向けエクスポージャー及びその他リテール向けエクスポージャーごとの直前期における損失の実績値及び当該実績値と過去の実績値との対比並びに要因分析　267

10. 内部格付手法を適用する事業法人向けエクスポージャー、ソブリン向けエクスポージャー、金融機関等向けエクスポージャー、PD/LGD方式を適用する株式等エクスポージャー、居住用不動産向けエクスポージャー、適格リボルビング型リテール向けエクスポージャー及びその他リテール向けエクスポージャーごとの長期にわたる損失額の推計値と実績値の対比 267

信用リスク削減手法に関する次に掲げる事項
1. 標準的手法又は基礎的内部格付手法が適用されるポートフォリオについて、次に掲げる信用リスク削減手法が適用されたエクスポージャー（信用リスク削減手法の効果が勘案された部分に限る）の額（包括的手法を採用し、かつ、ボラティリティ調整率によるエクスポージャーの額の上方調整を行っている場合は、当該上方調整額に相当する額を減額した額）（基礎的内部格付手法が適用されるポートフォリオについては、事業法人向けエクスポージャー、ソブリン向けエクスポージャー及び金融機関等向けエクスポージャーごとに開示することを要する）
①適格金融資産担保 267
②適格資産担保（基礎的内部格付手法採用行に限る） 267
2. 標準的手法又は内部格付手法が適用されるポートフォリオについて、保証又はクレジット・デリバティブが適用されたエクスポージャー（信用リスク削減手法の効果が勘案された部分に限る）の額（内部格付手法が適用されるポートフォリオについては、事業法人向けエクスポージャー、ソブリン向けエクスポージャー、金融機関等向けエクスポージャー、居住用不動産向けエクスポージャー、適格リボルビング型リテール向けエクスポージャー及びその他リテール向けエクスポージャーごとに開示することを要する） 268

派生商品取引及び長期決済期間取引の取引相手のリスクに関する次に掲げる事項
1. 与信相当額の算出に用いる方式 268
2. グロス再構築コストの額（零を下回らないものに限る）の合計額 268
3. 担保による信用リスク削減手法の効果を勘案する前の与信相当額（派生商品取引にあっては、取引の区分ごとの与信相当額を含む） 268
4. 2.に掲げる合計額及びグロスのアドオンの合計額から3.に掲げる額を差し引いた額（カレント・エクスポージャー方式を用いる場合に限る） 268
5. 担保の種類別の額 268
6. 担保による信用リスク削減手法の効果を勘案した後の与信相当額 268
7. 与信相当額算出の対象となるクレジット・デリバティブの想定元本額をクレジット・デリバティブの種類別、かつ、プロテクションの購入又は提供の別に区分した額 268
8. 信用リスク削減手法の効果を勘案するために用いているクレジット・デリバティブの想定元本額 268

証券化エクスポージャーに関する次に掲げる事項
1. 銀行がオリジネーターである証券化エクスポージャーに関する次に掲げる事項
①原資産の合計額、資産譲渡型証券化取引に係る原資産及び合成型証券化取引に係る原資産の額並びにこれらの主な原資産の種類別の内訳（ただし、銀行が証券化エクスポージャーを保有しない証券化取引の原資産については、当期の証券化取引に係るものに限る） 269～271
②原資産を構成するエクスポージャーのうち、三月以上延滞エクスポージャーの額又はデフォルトしたエクスポージャーの額及び当期の損失額並びにこれらの主な原資産の種類別の内訳（ただし、銀行が証券化エクスポージャーを保有しない証券化取引の原資産については、当期の証券化取引に係るものに限る） 269～271
③保有する証券化エクスポージャーの額及び主な原資産の種類別の内訳 269～271
④保有する証券化エクスポージャーの適切な数のリスク・ウェイトの区分ごとの残高及び所要自己資本の額 269～271
⑤証券化取引に伴い増加した自己資本に相当する額及び主な原資産の種類別の内訳 269～271
⑥自己資本比率告示第247条の規定により自己資本から控除した証券化エクスポージャーの額及び主な原資産の種類別の内訳 269～271
⑦早期償還条項付の証券化エクスポージャーについて、次に掲げる事項（主な原資産の種類別の内訳を含む）
(i) 早期償還条項付の証券化エクスポージャーを対象とする実行済みの信用供与の額 269～271
(ii) 銀行がオリジネーターとして留保する早期償還条項付の証券化エクスポージャーを対象とする実行済みの信用供与の額及び想定元本額の未実行の部分の信用供与額のEADの額の合計額に対する所要自己資本の額 269～271
(iii) 銀行が投資家の持分に対して算出する早期償還条項付の証券化エクスポージャーを対象とする実行済みの信用供与の額及び想定元本額の未実行の部分の信用供与額のEADの額の合計額に対する所要自己資本の額 269～271
⑧当期に証券化を行ったエクスポージャーの概略（当期に証券化を行ったエクスポージャーの額及び主な原資産の種類別の内訳を含む） 269～271
⑨証券化取引に伴い当期中に認識した売却損益の額及び主な原資産の種類別の内訳 269～271
⑩自己資本比率告示附則第15条の適用により算出される信用リスク・アセットの額 269～271
2. 銀行が投資家である証券化エクスポージャーに関する次に掲げる事項
①保有する証券化エクスポージャーの額及び主な原資産の種類別の内訳 271
②保有する証券化エクスポージャーの適切な数のリスク・ウェイトの区分ごとの残高及び所要自己資本の額 271
③自己資本比率告示第247条の規定により自己資本から控除した証券化エクスポージャーの額及び主な原資産の種類別の内訳 271
④自己資本比率告示附則第15条の適用により算出される信用リスク・アセットの額 271

マーケット・リスクに関する次に掲げる事項（内部モデル方式を使用する銀行に限る）

項目	頁
1. 期末のバリュー・アット・リスクの値並びに開示期間におけるバリュー・アット・リスクの最高、平均及び最低の値	276
2. バック・テスティングの結果及び損益の実績値がバリュー・アット・リスクの値から大幅に下方乖離した場合についての説明	44～45

銀行勘定における出資等又は株式等エクスポージャーに関する次に掲げる事項

項目	頁
1. 貸借対照表計上額、時価及び次に掲げる事項に係る貸借対照表計上額	272
①上場している出資等又は株式等エクスポージャー（以下「上場株式等エクスポージャー」という）	272
②上場株式等エクスポージャーに該当しない出資等又は株式等エクスポージャー	272
2. 出資等又は株式等エクスポージャーの売却及び償却に伴う損益の額	272
3. 貸借対照表で認識され、かつ、損益計算書で認識されない評価損益の額	272
4. 貸借対照表及び損益計算書で認識されない評価損益の額	272
5. 海外営業拠点を有する銀行については、自己資本比率告示第18条第1項第1号の規定により補完的項目に算入した額	260
6. 自己資本比率告示附則第13条が適用される株式等エクスポージャーの額及び株式等エクスポージャーのポートフォリオの区分ごとの額	266

項目	頁
信用リスク・アセットのみなし計算が適用されるエクスポージャーの額	267
銀行勘定における金利リスクに関して銀行が内部管理上使用した金利ショックに対する損益又は経済的価値の増減額	276

平成19年金融庁告示第15号第4条	三井住友銀行

（定性的な開示事項）

連結の範囲に関する次に掲げる事項

項目	頁
1. 自己資本比率告示第3条又は第26条に規定する連結自己資本比率を算出する対象となる会社の集団（以下「連結グループ」という）に属する会社と連結財務諸表の用語、様式及び作成方法に関する規則（昭和51年大蔵省令第28号。以下「連結財務諸表規則」という）に基づき連結の範囲に含まれる会社との相違点	241
2. 連結グループのうち、連結子会社の数並びに主要な連結子会社の名称及び主要な業務の内容	241
3. 自己資本比率告示第9条又は第32条が適用される金融業務を営む関連法人等の数並びに主要な金融業務を営む関連法人等の名称及び主要な業務の内容	241
4. 自己資本比率告示第8条第1項第2号イからハまで又は第31条第1項第2号イからハまでに掲げる控除項目の対象となる会社の数並びに主要な会社の名称及び主要な業務の内容	241
5. 銀行法（昭和56年法律第59号。以下「法」という）第16条の2第1項第11号に掲げる会社のうち従属業務を専ら営むもの又は同項第12号に掲げる会社であって、連結グループに属していない会社の数並びに主要な会社の名称及び主要な業務の内容	241
6. 連結グループ内の資金及び自己資本の移動に係る制限等の概要	241

項目	頁
自己資本調達手段の概要	241～244
連結グループの自己資本の充実度に関する評価方法の概要	37～38

信用リスクに関する次に掲げる事項

項目	頁
1. リスク管理の方針及び手続の概要	38～43、246、250
2. 標準的手法が適用されるポートフォリオについて、次に掲げる事項	
①リスク・ウェイトの判定に使用する適格格付機関等の名称（使用する適格格付機関等を変更した場合には、その理由を含む）	250
②エクスポージャーの種類ごとのリスク・ウェイトの判定に使用する適格格付機関等の名称	250
3. 内部格付手法が適用されるポートフォリオについて、次に掲げる事項	
①使用する内部格付手法の種類	246
②内部格付制度の概要	39～40、246
③次に掲げるポートフォリオごとの格付付与手続の概要（(vi) 及び (vii) に掲げるポートフォリオについて、信用リスクに関するエクスポージャー全体に占めるこれらのポートフォリオの割合が少なく、かつ、これらのポートフォリオのリスク特性が類似しており、預金者等による連結グループのリテール業務のリスク特性の理解に支障が生じないと判断できる場合には、両者を区別して開示することを要しない）	
(i) 事業法人向けエクスポージャー（特定貸付債権及び適格購入事業法人等向けエクスポージャーについて区別して開示することを要する）	246
(ii) ソブリン向けエクスポージャー	246
(iii) 金融機関等向けエクスポージャー	246
(iv) 株式等エクスポージャー（株式等エクスポージャーの信用リスク・アセットの額の算出にPD/LGD 方式を適用する場合に限る）	246

(v) 居住用不動産向けエクスポージャー 246
(vi) 適格リボルビング型リテール向けエクスポージャー 246
(vii) その他リテール向けエクスポージャー 246

信用リスク削減手法に関するリスク管理の方針及び手続の概要 251

派生商品取引及び長期決済期間取引の取引相手のリスクに関するリスク管理の方針及び手続の概要 41、42、251

証券化エクスポージャーに関する次に掲げる事項
1. リスク管理の方針及び手続の概要 252
2. 証券化エクスポージャーについて、信用リスク・アセットの額の算出に使用する方式の名称 252
3. 証券化取引に関する会計方針 252
4. 証券化エクスポージャーの種類ごとのリスク・ウェイトの判定に使用する適格格付機関の名称（使用する適格格付機関を変更した場合には、その理由を含む） 252

マーケット・リスクに関する次に掲げる事項
（自己資本比率告示第2条又は第25条の算式にマーケット・リスク相当額に係る額を算入する場合に限る）
1. リスク管理の方針及び手続の概要 43～46
2. マーケット・リスク相当額の算出に使用する方式の名称（複数の方式を使用する場合には、業務の別、拠点の別又は個別リスク若しくは一般市場リスクの別に開示することを要する） 259
3. 想定される保有期間及び保有期間が想定を超える蓋然性等を踏まえ、取引の特性に応じて適切に価格を評価するための方法 259
4. 内部モデル方式を使用する場合における使用するモデルの概要並びにバック・テスティング及びストレス・テストの説明 44～45
5. マーケット・リスクに対する自己資本の充実度を内部的に評価する際に用いている各種の前提及び評価の方法 37～38

オペレーショナル・リスクに関する次に掲げる事項
1. リスク管理の方針及び手続の概要 46～51
2. オペレーショナル・リスク相当額の算出に使用する手法の名称（部分的に先進的計測手法を使用する場合は、各手法の適用範囲を含む） 259
3. 先進的計測手法を使用する場合における次に掲げる事項
①当該手法の概要 259
②保険によるリスク削減の有無（保険によるリスク削減を行った場合は、保険の利用方針と概要を含む） 259

銀行勘定における出資等又は株式等エクスポージャーに関するリスク管理の方針及び手続の概要 43～45、255

銀行勘定における金利リスクに関する次に掲げる事項
1. リスク管理の方針及び手続の概要 43～45、259
2. 連結グループが内部管理上使用した銀行勘定における金利リスクの算定手法の概要 43～45、259

（定量的な開示事項）
自己資本比率告示第8条第1項第2号イからハまで又は第31条第1項第2号イからハまでに掲げる控除項目の対象となる会社のうち、規制上の所要自己資本を下回った会社の名称と所要自己資本を下回った額の総額 241

自己資本の構成に関する次に掲げる事項
1. 基本的項目の額及び次に掲げる事項の額 242
①資本金及び資本剰余金 242
②利益剰余金 242
③連結子法人等の少数株主持分の合計額 242
④自己資本比率告示第5条第2項又は第28条第2項に規定するステップ・アップ金利等を上乗せする特約を付す等償還を行う蓋然性を有する株式等の額及び基本的項目の額に対する当該株式等の額の割合 242
⑤基本的項目の額のうち①から④までに該当しないもの 242
⑥自己資本比率告示第5条第1項第1号から第4号まで又は第28条第1項第1号から第4号までの規定により基本的項目から控除した額 242
⑦自己資本比率告示第5条第1項第5号又は第28条第1項第5号の規定により基本的項目から控除した額 242
⑧自己資本比率告示第5条第7項又は第28条第6項の規定により基本的項目から控除した額 242
2. 自己資本比率告示第6条又は第29条に定める補完的項目の額及び自己資本比率告示第7条又は第30条に定める準補完的項目の額の合計額 242
3. 自己資本比率告示第8条又は第31条に定める控除項目の額 242
4. 自己資本の額 242

開示項目一覧

自己資本の充実度に関する次に掲げる事項

1. 信用リスクに対する所要自己資本の額（2. 及び3. の額を除く）及びこのうち次に掲げるポートフォリオごとの額　245
   - ①標準的手法が適用されるポートフォリオ及び複数のポートフォリオに適用される場合における適切なポートフォリオの区分ごとの内訳　245
   - ②内部格付手法が適用されるポートフォリオ及びこのうち次に掲げるポートフォリオごとの内訳（(v) 及び (vi) に掲げるポートフォリオについて、信用リスクに関するエクスポージャー全体に占めるこれらのポートフォリオの割合が少なく、かつ、これらのポートフォリオのリスク特性が類似しており、預金者等による連結グループのリテール業務のリスク特性の理解に支障が生じないと判断できる場合には、両者を区別して開示することを要しない）　245
     - (i) 事業法人向けエクスポージャー　245
     - (ii) ソブリン向けエクスポージャー　245
     - (iii) 金融機関等向けエクスポージャー　245
     - (iv) 居住用不動産向けエクスポージャー　245
     - (v) 適格リボルビング型リテール向けエクスポージャー　245
     - (vi) その他リテール向けエクスポージャー　245
   - ③証券化エクスポージャー　245
2. 内部格付手法が適用される株式等エクスポージャーに係る信用リスクに対する所要自己資本の額及びこのうち次に掲げる区分ごとの額　245
   - ①マーケット・ベース方式が適用される株式等エクスポージャー及びこのうち次に掲げる区分ごとの内訳　245
     - (i) 簡易手法が適用される株式等エクスポージャー　245
     - (ii) 内部モデル手法が適用される株式等エクスポージャー　245
   - ②PD/LGD方式が適用される株式等エクスポージャー　245
3. 信用リスク・アセットのみなし計算が適用されるエクスポージャーに係る信用リスクに対する所要自己資本の額　245
4. マーケット・リスクに対する所要自己資本の額及びこのうち連結グループが使用する次に掲げる方式ごとの額　245
   - ①標準的方式（金利リスク、株式リスク、外国為替リスク、コモディティ・リスク及びオプション取引のカテゴリーごとに開示することを要する）　245
   - ②内部モデル方式　245
5. オペレーショナル・リスクに対する所要自己資本の額及びこのうち連結グループが使用する次に掲げる手法ごとの額　245、259
   - ①基礎的手法　259
   - ②粗利益配分手法　—
   - ③先進的計測手法　259
6. 連結自己資本比率及び連結基本的項目比率（自己資本比率告示第2条（海外営業拠点を有しない銀行にあっては自己資本比率告示第25条）の算式の分母の額に対する基本的項目の額の割合をいう。第6条第2号において同じ）　242
7. 連結総所要自己資本額（自己資本比率告示第2条（海外営業拠点を有しない銀行にあっては自己資本比率告示第25条）の算式の分母の額に8パーセント（海外営業拠点を有しない銀行にあっては4パーセント）を乗じた額をいう。第6条第5号において同じ）　242

信用リスク（信用リスク・アセットのみなし計算が適用されるエクスポージャー及び証券化エクスポージャーを除く）に関する次に掲げる事項

1. 信用リスクに関するエクスポージャーの期末残高（期末残高がその期のリスク・ポジションから大幅に乖離している場合には、期中平均残高の開示も要する）及びエクスポージャーの主な種類別の内訳　256
2. 信用リスクに関するエクスポージャーの期末残高のうち、次に掲げる区分ごとの額及びそれらのエクスポージャーの主な種類別の内訳
   - ①地域別　256
   - ②業種別又は取引相手の別　256
   - ③残存期間別　256～257
3. 三月以上延滞エクスポージャーの期末残高又はデフォルトしたエクスポージャーの期末残高及びこれらの次に掲げる区分ごとの内訳　257
   - ①地域別　257
   - ②業種別又は取引相手の別　257
4. 一般貸倒引当金、個別貸倒引当金及び特定海外債権引当勘定の期末残高及び期中の増減額（一般貸倒引当金及び個別貸倒引当金については、次に掲げる区分ごとの期末残高及び期中の増減額を含む。ただし、一般貸倒引当金について次に掲げる区分ごとの算定を行っていない場合には、区分ごとの開示を要しない）　258
   - ①地域別　258
   - ②業種別又は取引相手の別　258
5. 業種別又は取引相手の別の貸出金償却の額　258

6. 標準的手法が適用されるエクスポージャーについて、リスク・ウェイトの区分ごとの信用リスク削減手法の効果を勘案した後の残高（格付が付与されている信用供与の割合が信用供与の額全体の1パーセント未満である場合には、区分を要しない）並びに自己資本比率告示第8条第1項第3号及び第6号（自己資本比率告示第127条及び第136条第1項において準用する場合に限る）又は第31条第1項第3号及び第6号（自己資本比率告示第127条及び第136条第1項において準用する場合に限る）の規定により資本控除した額 250、253～255

7. 内部格付手法が適用されるエクスポージャーのうち、スロッティング・クライテリアに割り当てられた特定貸付債権及びマーケット・ベース方式の簡易手法が適用される株式等エクスポージャーについて、自己資本比率告示第153条第3項及び第5項並びに第166条第4項に定めるリスク・ウェイトが適用される場合におけるリスク・ウェイトの区分ごとの残高 247、249

8. 内部格付手法が適用されるポートフォリオについて、次に掲げる事項（信用リスク削減手法を用いた場合は、これを反映するものとする）

①事業法人向けエクスポージャー、ソブリン向けエクスポージャー及び金融機関等向けエクスポージャー　債務者格付ごとのPDの推計値、LGDの推計値（先進的内部格付手法を適用する場合は、デフォルトしたエクスポージャーに係るEL defaultを含む）の加重平均値、リスク・ウェイトの加重平均値、オン・バランス資産項目のEADの推計値及びオフ・バランス資産項目のEADの推計値（先進的内部格付手法を適用する場合は、コミットメントの未引出額及び当該未引出額に乗ずる掛目の推計値の加重平均値を含む） 246～247

②PD/LGD方式を適用する株式等エクスポージャー　債務者格付ごとのPDの推計値、リスク・ウェイトの加重平均値及び残高 250

③居住用不動産向けエクスポージャー、適格リボルビング型リテール向けエクスポージャー及びその他リテール向けエクスポージャー　次のいずれかの事項

(i) プール単位でのPDの推計値、LGDの推計値（デフォルトしたエクスポージャーに係るEL defaultを含む）の加重平均値、リスク・ウェイトの加重平均値、オン・バランス資産項目のEADの推計値、オフ・バランス資産項目のEADの推計値、コミットメントの未引出額及び当該未引出額に乗ずる掛目の推計値の加重平均値 248～249

(ii) 適切な数のEL区分を設けた上でのプール単位でのエクスポージャーの分析 —

9. 内部格付手法を適用する事業法人向けエクスポージャー、ソブリン向けエクスポージャー、金融機関等向けエクスポージャー、PD/LGD方式を適用する株式等エクスポージャー、居住用不動産向けエクスポージャー、適格リボルビング型リテール向けエクスポージャー及びその他リテール向けエクスポージャーごとの直前期における損失の実績値及び当該実績値と過去の実績値との対比並びに要因分析 250

10. 内部格付手法を適用する事業法人向けエクスポージャー、ソブリン向けエクスポージャー、金融機関等向けエクスポージャー、PD/LGD方式を適用する株式等エクスポージャー、居住用不動産向けエクスポージャー、適格リボルビング型リテール向けエクスポージャー及びその他リテール向けエクスポージャーごとの長期にわたる損失額の推計値と実績値の対比 250

信用リスク削減手法に関する次に掲げる事項

1. 標準的手法又は基礎的内部格付手法が適用されるポートフォリオについて、次に掲げる信用リスク削減手法が適用されたエクスポージャー（信用リスク削減手法の効果が勘案された部分に限る）の額（包括的手法を採用し、かつ、ボラティリティ調整率によるエクスポージャーの額の上方調整を行っている場合は、当該上方調整額に相当する額を減額した額）（基礎的内部格付手法が適用されるポートフォリオについては、事業法人向けエクスポージャー、ソブリン向けエクスポージャー及び金融機関等向けエクスポージャーごとに開示することを要する）

① 適格金融資産担保 251

② 適格資産担保（基礎的内部格付手法採用行に限る） 251

2. 標準的手法又は内部格付手法が適用されるポートフォリオについて、保証又はクレジット・デリバティブが適用されたエクスポージャー（信用リスク削減手法の効果が勘案された部分に限る）の額（内部格付手法が適用されるポートフォリオについては、事業法人向けエクスポージャー、ソブリン向けエクスポージャー、金融機関等向けエクスポージャー、居住用不動産向けエクスポージャー、適格リボルビング型リテール向けエクスポージャー及びその他リテール向けエクスポージャーごとに開示することを要する） 251

派生商品取引及び長期決済期間取引の取引相手のリスクに関する次に掲げる事項

1. 与信相当額の算出に用いる方式 251

2. グロス再構築コストの額（零を下回らないものに限る）の合計額 252

3. 担保による信用リスク削減手法の効果を勘案する前の与信相当額（派生商品取引にあっては、取引の区分ごとの与信相当額を含む） 252

4. 2.に掲げる合計額及びグロスのアドオンの合計額から3.に掲げる額を差し引いた額（カレント・エクスポージャー方式を用いる場合に限る） 252

5. 担保の種類別の額 252

6. 担保による信用リスク削減手法の効果を勘案した後の与信相当額 252

7. 与信相当額算出の対象となるクレジット・デリバティブの想定元本額をクレジット・デリバティブの種類別、かつ、プロテクションの購入又は提供の別に区分した額 252

8. 信用リスク削減手法の効果を勘案するために用いているクレジット・デリバティブの想定元本額 252

証券化エクスポージャーに関する次に掲げる事項

項目	ページ
1. 連結グループがオリジネーターである証券化エクスポージャーに関する次に掲げる事項	
① 原資産の合計額、資産譲渡型証券化取引に係る原資産及び合成型証券化取引に係る原資産の額並びにこれらの主な原資産の種類別の内訳（ただし、連結グループが証券化エクスポージャーを保有しない証券化取引の原資産については、当期の証券化取引に係るものに限る）	252～254
② 原資産を構成するエクスポージャーのうち、三月以上延滞エクスポージャーの額又はデフォルトしたエクスポージャーの額及び当期の損失額並びにこれらの主な原資産の種類別の内訳（ただし、連結グループが証券化エクスポージャーを保有しない証券化取引の原資産については、当期の証券化取引に係るものに限る）	252～254
③ 保有する証券化エクスポージャーの額及び主な原資産の種類別の内訳	252～254
④ 保有する証券化エクスポージャーの適切な数のリスク・ウェイトの区分ごとの残高及び所要自己資本の額	252～254
⑤ 証券化取引に伴い増加した自己資本に相当する額及び主な原資産の種類別の内訳	252～254
⑥ 自己資本比率告示第247条の規定により自己資本から控除した証券化エクスポージャーの額及び主な原資産の種類別の内訳	252～254
⑦ 早期償還条項付の証券化エクスポージャーについて、次に掲げる事項（主な原資産の種類別の内訳を含む）	
(i) 早期償還条項付の証券化エクスポージャーを対象とする実行済みの信用供与の額	252～254
(ii) 連結グループがオリジネーターとして留保する早期償還条項付の証券化エクスポージャーを対象とする実行済みの信用供与の額及び想定元本額の未実行の部分の信用供与額のEADの額の合計額に対する所要自己資本の額	252～254
(iii) 連結グループが投資家の持分に対して算出する早期償還条項付の証券化エクスポージャーを対象とする実行済みの信用供与の額及び想定元本額の未実行の部分の信用供与額のEADの額の合計額に対する所要自己資本の額	252～254
⑧ 当期に証券化を行ったエクスポージャーの概略（当期に証券化を行ったエクスポージャーの額及び主な原資産の種類別の内訳を含む）	252～254
⑨ 証券化取引に伴い当期中に認識した売却損益の額及び主な原資産の種類別の内訳	252～254
⑩ 自己資本比率告示附則第15条の適用により算出される信用リスク・アセットの額	252～254
2. 連結グループが投資家である証券化エクスポージャーに関する次に掲げる事項	
① 保有する証券化エクスポージャーの額及び主な原資産の種類別の内訳	255
② 保有する証券化エクスポージャーの適切な数のリスク・ウェイトの区分ごとの残高及び所要自己資本の額	255
③ 自己資本比率告示第247条の規定により自己資本から控除した証券化エクスポージャーの額及び主な原資産の種類別の内訳	255
④ 自己資本比率告示附則第15条の適用により算出される信用リスク・アセットの額	255

マーケット・リスクに関する次に掲げる事項（内部モデル方式を使用する連結グループに限る）

項目	ページ
1. 期末のバリュー・アット・リスクの値並びに開示期間におけるバリュー・アット・リスクの最高、平均及び最低の値	259
2. バック・テスティングの結果及び損益の実績値がバリュー・アット・リスクの値から大幅に下方乖離した場合についての説明	44～45

銀行勘定における出資等又は株式等エクスポージャーに関する次に掲げる事項

項目	ページ
1. 連結貸借対照表計上額、時価及び次に掲げる事項に係る連結貸借対照表計上額	255
① 上場株式等エクスポージャー	255
② 上場株式等エクスポージャーに該当しない出資等又は株式等エクスポージャー	255
2. 出資等又は株式等エクスポージャーの売却及び償却に伴う損益の額	255
3. 連結貸借対照表で認識され、かつ、連結損益計算書で認識されない評価損益の額	255
4. 連結貸借対照表及び連結損益計算書で認識されない評価損益の額	255
5. 海外営業拠点を有する銀行については、自己資本比率告示第6条第1項第1号の規定により補完的項目に算入した額	242
6. 自己資本比率告示附則第13条が適用される株式等エクスポージャーの額及び株式等エクスポージャーのポートフォリオの区分ごとの額	249

項目	ページ
信用リスク・アセットのみなし計算が適用されるエクスポージャーの額	250
銀行勘定における金利リスクに関して連結グループが内部管理上使用した金利ショックに対する損益又は経済的価値の増減額	259

www.smfg.co.jp


SMFG
三井住友フィナンシャルグループ
SUMITOMO MITSUI FINANCIAL GROUP

SEC Mail
Mail Processing
Section

AUG 18 2008

Washington, DC
106

有価証券報告書

事業年度　　自　平成19年４月１日
（第６期）　　至　平成20年３月31日

株式会社　三井住友フィナンシャルグループ

(E03614)

第６期（自平成19年４月１日　至平成20年３月31日）

有価証券報告書

1　本書は金融商品取引法第24条第１項に基づく有価証券報告書を、同法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用し提出したデータに目次及び頁を付して出力・印刷したものであります。

2　本書には、上記の方法により提出した有価証券報告書の添付書類は含まれておりませんが、監査報告書は末尾に綴じ込んでおります。

株式会社 三井住友フィナンシャルグループ

目　　　次

頁

第６期 有価証券報告書
【表紙】 ……………………………………………………………………………… 1
第一部 【企業情報】 ……………………………………………………………… 2
第１ 【企業の概況】 ……………………………………………………………… 2
1 【主要な経営指標等の推移】 ………………………………………………… 2
2 【沿革】 ……………………………………………………………………… 6
3 【事業の内容】 ………………………………………………………………… 7
4 【関係会社の状況】 …………………………………………………………… 10
5 【従業員の状況】 ……………………………………………………………… 15
第２ 【事業の状況】 ……………………………………………………………… 16
1 【業績等の概要】 ……………………………………………………………… 16
2 【生産、受注及び販売の状況】 ……………………………………………… 50
3 【対処すべき課題】 …………………………………………………………… 50
4 【事業等のリスク】 …………………………………………………………… 52
5 【経営上の重要な契約等】 …………………………………………………… 60
6 【研究開発活動】 ……………………………………………………………… 60
7 【財政状態及び経営成績の分析】 …………………………………………… 61
第３ 【設備の状況】 ……………………………………………………………… 73
1 【設備投資等の概要】 ………………………………………………………… 73
2 【主要な設備の状況】 ………………………………………………………… 74
3 【設備の新設、除却等の計画】 ……………………………………………… 76
第４ 【提出会社の状況】 ………………………………………………………… 77
1 【株式等の状況】 ……………………………………………………………… 77
2 【自己株式の取得等の状況】 ………………………………………………… 102
3 【配当政策】 …………………………………………………………………… 104
4 【株価の推移】 ………………………………………………………………… 104
5 【役員の状況】 ………………………………………………………………… 106
6 【コーポレート・ガバナンスの状況】 ……………………………………… 110
第５ 【経理の状況】 ……………………………………………………………… 119
1 【連結財務諸表等】 …………………………………………………………… 120
2 【財務諸表等】 ………………………………………………………………… 206
第６ 【提出会社の株式事務の概要】 …………………………………………… 223
第７ 【提出会社の参考情報】 …………………………………………………… 224
1 【提出会社の親会社等の情報】 ……………………………………………… 224
2 【その他の参考情報】 ………………………………………………………… 224
第二部 【提出会社の保証会社等の情報】 ……………………………………… 225
監査報告書

【表紙】

【提出書類】	有価証券報告書
【根拠条文】	金融商品取引法第24条第１項
【提出先】	関東財務局長
【提出日】	平成20年６月30日
【事業年度】	第６期(自　平成19年４月１日　至　平成20年３月31日)
【会社名】	株式会社三井住友フィナンシャルグループ
【英訳名】	Sumitomo Mitsui Financial Group, Inc.
【代表者の役職氏名】	取締役社長　　北　山　禎　介
【本店の所在の場所】	東京都千代田区有楽町一丁目１番２号
【電話番号】	東京(03)5512-3411(大代表)
【事務連絡者氏名】	財務部副部長　　山　崎　　　武
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号) 株式会社大阪証券取引所 (大阪市中央区北浜一丁目８番16号) 株式会社名古屋証券取引所 (名古屋市中区栄三丁目８番20号)

第１ 【企業の概況】

１ 【主要な経営指標等の推移】

(1) 当連結会計年度の前４連結会計年度及び当連結会計年度に係る主要な経営指標等の推移

		平成15年度	平成16年度	平成17年度	平成18年度	平成19年度
		(自平成15年４月１日 至平成16年３月31日)	(自平成16年４月１日 至平成17年３月31日)	(自平成17年４月１日 至平成18年３月31日)	(自平成18年４月１日 至平成19年３月31日)	(自平成19年４月１日 至平成20年３月31日)
連結経常収益	百万円	3,552,510	3,580,796	3,705,136	3,901,259	4,623,545
連結経常利益 (△は連結経常損失)	百万円	342,844	△30,293	963,554	798,610	831,160
連結当期純利益 (△は連結当期純損失)	百万円	330,414	△234,201	686,841	441,351	461,536
連結純資産額	百万円	3,070,942	2,775,728	4,454,399	5,331,279	5,224,076
連結総資産額	百万円	102,215,172	99,731,858	107,010,575	100,858,309	111,955,918
１株当たり純資産額	円	215,454.83	164,821.08	400,168.89	469,228.59	424,546.01
１株当たり当期純利益 (△は１株当たり当期純損失)	円	52,314.75	△44,388.07	94,733.62	57,085.83	59,298.24
潜在株式調整後 １株当たり当期純利益	円	35,865.20	―	75,642.93	51,494.17	56,657.41
連結自己資本比率 (第一基準)	%	11.37	9.94	12.39	11.31	10.55
連結自己資本利益率	%	31.68	―	33.15	13.07	13.23
連結株価収益率	倍	14.71	―	13.72	18.74	11.06
営業活動による キャッシュ・フロー	百万円	3,522,118	△3,280,122	2,208,354	△6,760,740	5,782,588
投資活動による キャッシュ・フロー	百万円	△3,028,346	2,623,525	△662,482	4,769,454	△5,086,559
財務活動による キャッシュ・フロー	百万円	137,134	54,199	679,464	△1,244,945	102,112
現金及び現金同等物 の期末残高	百万円	3,529,479	2,930,645	5,159,822	1,927,024	2,736,752
従業員数 〔外、平均臨時従業員数〕	人	42,014 〔11,926〕	40,683 〔13,064〕	40,681 〔13,015〕	41,428 〔13,320〕	46,429 〔13,448〕

(注) １ 当社及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

２ 平成18年度から、連結純資産額及び連結総資産額の算定に当たっては、「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準第５号)及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準適用指針第８号)を適用しております。

３ 平成18年度から、１株当たり純資産額は、「１株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第４号)が改正されたことに伴い、繰延ヘッジ損益を含めて算出しております。

４ 潜在株式調整後１株当たり当期純利益につきましては、平成16年度は連結当期純損失が計上されているため、記載しておりません。

5　連結自己資本比率は、平成18年度から、銀行法第52条の25の規定に基づく平成18年金融庁告示第20号に定められた算式に基づき算出しております。当社は第一基準を適用しております。なお、平成17年度以前は、銀行法第52条の25の規定に基づく平成10年大蔵省告示第62号に定められた算式に基づき算出しております。
6　連結自己資本利益率は、平成18年度から、連結当期純利益から当期優先株式配当金総額を控除した金額を、優先株式、新株予約権及び少数株主持分控除後の期中平均連結純資産額で除して算出しております。なお、平成17年度以前は、連結当期純利益から当期優先株式配当金総額を控除した金額を、優先株式控除後の期中平均連結純資産額で除して算出しております。また、平成16年度は連結当期純損失が計上されているため、記載しておりません。
7　連結株価収益率につきましては、平成16年度は連結当期純損失が計上されているため、記載しておりません。

(2) 提出会社の当事業年度の前4事業年度及び当事業年度に係る主要な経営指標等の推移

回次		第2期	第3期	第4期	第5期	第6期
決算年月		平成16年3月	平成17年3月	平成18年3月	平成19年3月	平成20年3月
営業収益	百万円	55,515	258,866	55,482	376,479	111,637
経常利益	百万円	51,188	253,448	48,264	364,477	89,063
当期純利益	百万円	50,505	252,228	73,408	363,535	82,975
資本金	百万円	1,247,650	1,352,651	1,420,877	1,420,877	1,420,877
発行済株式総数	株	普通株式 5,796,010 優先株式 1,132,099	普通株式 6,273,792 優先株式 1,057,188	普通株式 7,424,172 優先株式 950,101	普通株式 7,733,653 優先株式 120,101	普通株式 7,733,653 優先株式 120,101
純資産額	百万円	3,172,721	3,319,615	3,935,426	2,997,898	2,968,749
総資産額	百万円	3,403,007	3,795,110	4,166,332	3,959,444	4,021,217
1株当たり純資産額	円	232,550.74	257,487.78	330,206.27	342,382.75	339,454.71
1株当たり配当額 (うち1株当たり 中間配当額)	円	普通株式 3,000(—) 第一種優先株式 10,500(—) 第二種優先株式 28,500(—) 第三種優先株式 13,700(—) 第1回第四種優先株式 135,000(—) 第2回第四種優先株式 135,000(—) 第3回第四種優先株式 135,000(—) 第4回第四種優先株式 135,000(—) 第5回第四種優先株式 135,000(—) 第6回第四種優先株式 135,000(—) 第7回第四種優先株式 135,000(—) 第8回第四種優先株式 135,000(—) 第9回第四種優先株式 135,000(—) 第10回第四種優先株式 135,000(—) 第11回第四種優先株式 135,000(—) 第12回第四種優先株式 135,000(—) 第13回第四種優先株式 67,500(—)	普通株式 3,000(—) 第一種優先株式 10,500(—) 第二種優先株式 28,500(—) 第三種優先株式 13,700(—) 第1回第四種優先株式 135,000(—) 第2回第四種優先株式 135,000(—) 第3回第四種優先株式 135,000(—) 第4回第四種優先株式 135,000(—) 第5回第四種優先株式 135,000(—) 第6回第四種優先株式 135,000(—) 第7回第四種優先株式 135,000(—) 第8回第四種優先株式 135,000(—) 第9回第四種優先株式 135,000(—) 第10回第四種優先株式 135,000(—) 第11回第四種優先株式 135,000(—) 第12回第四種優先株式 135,000(—) 第13回第四種優先株式 67,500(—) 第1回第六種優先株式 728(—)	普通株式 3,000(—) 第一種優先株式 10,500(—) 第二種優先株式 28,500(—) 第三種優先株式 13,700(—) 第1回第四種優先株式 135,000(—) 第2回第四種優先株式 135,000(—) 第3回第四種優先株式 135,000(—) 第4回第四種優先株式 135,000(—) 第5回第四種優先株式 135,000(—) 第6回第四種優先株式 135,000(—) 第7回第四種優先株式 135,000(—) 第8回第四種優先株式 135,000(—) 第9回第四種優先株式 135,000(—) 第10回第四種優先株式 135,000(—) 第11回第四種優先株式 135,000(—) 第12回第四種優先株式 135,000(—) 第1回第六種優先株式 88,500(—)	普通株式 7,000(—) 第1回第四種優先株式 135,000(—) 第2回第四種優先株式 135,000(—) 第3回第四種優先株式 135,000(—) 第4回第四種優先株式 135,000(—) 第5回第四種優先株式 135,000(—) 第6回第四種優先株式 135,000(—) 第7回第四種優先株式 135,000(—) 第8回第四種優先株式 135,000(—) 第9回第四種優先株式 135,000(—) 第10回第四種優先株式 135,000(—) 第11回第四種優先株式 135,000(—) 第12回第四種優先株式 135,000(—) 第1回第六種優先株式 88,500(—)	普通株式 12,000 (5,000) 第1回第四種優先株式 135,000 (67,500) 第2回第四種優先株式 135,000 (67,500) 第3回第四種優先株式 135,000 (67,500) 第4回第四種優先株式 135,000 (67,500) 第5回第四種優先株式 135,000 (67,500) 第6回第四種優先株式 135,000 (67,500) 第7回第四種優先株式 135,000 (67,500) 第8回第四種優先株式 135,000 (67,500) 第9回第四種優先株式 135,000 (67,500) 第10回第四種優先株式 135,000 (67,500) 第11回第四種優先株式 135,000 (67,500) 第12回第四種優先株式 135,000 (67,500) 第1回第六種優先株式 88,500 (44,250)

回次		第２期	第３期	第４期	第５期	第６期
決算年月		平成16年３月	平成17年３月	平成18年３月	平成19年３月	平成20年３月
１株当たり当期純利益	円	3,704.49	38,302.88	6,836.35	46,326.41	9,134.13
潜在株式調整後 １株当たり当期純利益	円	3,690.72	25,178.44	6,737.46	41,973.46	9,133.76
自己資本比率	%	93.23	87.47	94.46	75.72	73.83
自己資本利益率	%	1.57	15.47	2.38	13.71	2.67
株価収益率	倍	207.86	18.95	190.16	23.10	71.82
配当性向	%	80.97	7.81	46.64	15.31	131.37
従業員数	人	97	115	124	131	136

(注) 1　消費税及び地方消費税の会計処理は税抜方式によっております。

2　第５期から、純資産額及び総資産額の算定に当たっては、「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準第５号)及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準適用指針第８号)を適用しております。

3　第６期中間配当についての取締役会決議は平成19年11月19日に行いました。

4　自己資本利益率は、当期純利益から当期優先株式配当金総額を控除した金額を、優先株式控除後の期中平均純資産額で除して算出しております。

5　配当性向は、当期普通株式配当金総額を、当期純利益から当期優先株式配当金総額を控除した金額で除して算出しております。

2【沿革】

平成14年７月	株式会社三井住友銀行は、持株会社を設立し、これを核としてグループ経営改革を行うことを決定
平成14年９月	株式会社三井住友銀行の臨時株主総会及び種類株主総会において、同行が株式移転により完全親会社である当社を設立し、その完全子会社となることについて承認決議
平成14年11月	株式会社三井住友銀行は、内閣総理大臣より、銀行を子会社とする銀行持株会社の設立に係る認可を取得
平成14年12月	当社の普通株式を東京証券取引所(市場第一部)、大阪証券取引所(市場第一部)及び名古屋証券取引所(市場第一部)に上場 株式会社三井住友銀行が株式移転により当社を設立
平成15年２月	三井住友カード株式会社、三井住友銀リース株式会社及び株式会社日本総合研究所を完全子会社化(平成17年７月に当社保有の三井住友カード株式会社株式の一部を株式会社エヌ・ティ・ティ・ドコモに譲渡するとともに、三井住友カード株式会社は同社を割当先とする第三者割当増資を実施)
平成15年３月	株式会社三井住友銀行と株式会社わかしお銀行が、株式会社わかしお銀行を存続会社として合併し、商号を株式会社三井住友銀行に変更
平成18年９月	SMBCフレンド証券株式会社を株式交換により完全子会社化
平成19年10月	三井住友銀リース株式会社と住商リース株式会社が合併し、三井住友ファイナンス＆リース株式会社が発足

3 【事業の内容】

(1) 当社グループの事業の内容

当社グループ(当社及び当社の関係会社(うち連結子会社268社、持分法適用会社74社))は、銀行業務を中心に、リース業務、証券業務、クレジットカード業務、投融資業務、融資業務、ベンチャーキャピタル業務などの金融サービスに係る事業を行っております。

なお、各事業部門(「第5　経理の状況　1　連結財務諸表等 (1) 連結財務諸表　注記事項　(セグメント情報)」に掲げる「事業の種類別セグメント情報」の区分と同一)における当社及び当社の関係会社の位置付け等は次のとおりであります。

当社は当社の関係会社に係る経営管理及びこれに附帯する業務を行っております。

(銀行業)

株式会社三井住友銀行の本店及び国内・海外の支店等において、預金業務、貸出業務、商品有価証券売買業務、有価証券投資業務、内国為替業務、外国為替業務、金融先物取引等の受託等業務、社債受託及び登録業務、信託業務、証券投資信託・保険商品の窓口販売業務、証券仲介業務等を行っております。

また、国内で株式会社みなと銀行、株式会社関西アーバン銀行、株式会社ジャパンネット銀行が、海外ではSumitomo Mitsui Banking Corporation Europe Limited、Manufacturers Bank、Sumitomo Mitsui Banking Corporation of Canada、Banco Sumitomo Mitsui Brasileiro S.A.、PT Bank Sumitomo Mitsui Indonesiaが、預金業務、貸出業務等を展開するとともに、SMBC信用保証株式会社が、国内において株式会社三井住友銀行の取扱う住宅ローン等に対する信用保証業務を行っております。

(リース業)

当事業部門では、国内において三井住友ファイナンス＆リース株式会社、住友三井オートサービス株式会社を中心に、海外ではSMBC Leasing and Finance, Inc.を中心にリース業務を行っております。

(その他事業)

当事業部門では、国内において三井住友カード株式会社、さくらカード株式会社、ポケットカード株式会社、株式会社オーエムシーカードがクレジットカード業務を、株式会社クオーク、株式会社セントラルファイナンスが個品割賦あっせん・総合割賦あっせん業務を、SMBCコンサルティング株式会社が経営相談業務、会員事業を、SMBCファイナンスサービス株式会社が融資業務、ファクタリング業務、集金代行業務を、フィナンシャル・リンク株式会社が情報処理サービス業務、コンサルティング業務を、SMBCフレンド証券株式会社が証券業務を、株式会社日本総合研究所がシステム開発・情報処理業務、コンサルティング業務、シンクタンク業務を、株式会社日本総研ソリューションズ、株式会社さくらケーシーエス、さくら情報システム株式会社がシステム開発・情報処理業務を、プロミス株式会社、アットローン株式会社、三洋信販株式会社が消費者金融業務を、大和証券エスエムビーシー株式会社が証券業務、金融派生商品業務を、エヌ・アイ・エフSMBCベンチャーズ株式会社がベンチャーキャピタル業務を、大和住銀投信投資顧問株式会社、三井住友アセットマネジメント株式会社が投資顧問業務、投資信託委託業務を、ジャパン・ペンション・ナビゲーター株式会社が確定拠出年金の運営管理業務を行っており、また海外ではSMBC Capital Markets, Inc.がスワップ関連業務、投融資業務を、SMBC Capital Markets Limitedがスワップ関連業務を、SMBC Securities, Inc.が証券業務を行う等、銀行業務、リース業務以外の金融サービスに係る事業を行っております。

(2) 当社グループの事業系統図



（□は連結子会社、○は持分法適用会社。）

株式会社三井住友フィナンシャルグループ

銀行業

主な関係会社
＜国内＞
□株式会社三井住友銀行
□株式会社みなと銀行（東京・大阪各証券取引所市場第一部上場）
□株式会社関西アーバン銀行（東京・大阪各証券取引所市場第一部上場）
□株式会社ジャパンネット銀行（インターネット専業銀行）
□SMBC信用保証株式会社（信用保証業務）

＜海外＞
□Sumitomo Mitsui Banking Corporation Europe Limited
□Manufacturers Bank
□Sumitomo Mitsui Banking Corporation of Canada
□Banco Sumitomo Mitsui Brasileiro S.A.
□PT Bank Sumitomo Mitsui Indonesia

リース業

主な関係会社
＜国内＞
□三井住友ファイナンス&リース株式会社
○住友三井オートサービス株式会社

＜海外＞
□SMBC Leasing and Finance, Inc.

その他事業

主な関係会社
＜国内＞
□三井住友カード株式会社（クレジットカード業務）
□さくらカード株式会社（クレジットカード業務）
□株式会社クオーク（個品割賦あっせん・総合割賦あっせん業務）
□SMBCコンサルティング株式会社（経営相談業務、会員事業）
□SMBCファイナンスサービス株式会社（融資業務、ファクタリング業務、集金代行業務）
□フィナンシャル・リンク株式会社（情報処理サービス業務、コンサルティング業務）
□SMBCフレンド証券株式会社（証券業務）
□株式会社日本総合研究所（システム開発・情報処理業務、コンサルティング業務、シンクタンク業務）
□株式会社日本総研ソリューションズ（システム開発・情報処理業務）
□株式会社さくらケーシーエス（大阪証券取引所市場第二部上場）（システム開発・情報処理業務）
□さくら情報システム株式会社（システム開発・情報処理業務）

○プロミス株式会社（東京証券取引所市場第一部上場）（消費者金融業務）
○アットローン株式会社（消費者金融業務）
○三洋信販株式会社（消費者金融業務）
○ポケットカード株式会社（東京・大阪各証券取引所市場第一部上場）（クレジットカード業務）
○株式会社セントラルファイナンス（東京・名古屋各証券取引所市場第一部上場）
（個品割賦あっせん・総合割賦あっせん業務）
○株式会社オーエムシーカード（東京証券取引所市場第一部上場）（クレジットカード業務）
○大和証券エスエムビーシー株式会社（証券業務、金融派生商品業務）
○エヌ・アイ・エフSMBCベンチャーズ株式会社（ジャスダック証券取引所上場）（ベンチャーキャピタル業務）
○大和住銀投信投資顧問株式会社（投資顧問業務、投資信託委託業務）
○三井住友アセットマネジメント株式会社（投資顧問業務、投資信託委託業務）
○ジャパン・ペンション・ナビゲーター株式会社（確定拠出年金の運営管理業務）

＜海外＞
□SMBC Capital Markets, Inc.（スワップ関連業務、投融資業務）
□SMBC Capital Markets Limited（スワップ関連業務）
□SMBC Securities, Inc.（証券業務）

(参考)　当社の組織図

当社の経営組織図は次のとおりであります。

(平成20年6月30日現在)

- 株主総会
  - 監査役・監査役会
    - 監査役室
  - 取締役会
    - 監査委員会
    - リスク管理委員会
    - 報酬委員会
    - 人事委員会
    - グループ経営会議
      - グループ戦略会議
      - 広報部
      - 企画部
        - IR室
        - グループCSR室
      - 財務部
      - 財務開発室
      - グループ事業部
      - コンシューマービジネス統括部
      - インベストメント・バンキング統括部
      - IT企画部
      - 総務部
      - 人事部
      - リスク統括部
      - 監査部
        - グループ業務管理室

4 【関係会社の状況】

名称	住所	資本金又は出資金(百万円)	主要な事業の内容	議決権の所有割合(%)	当社との関係内容				
					役員の兼任等(人)	資金援助	営業上の取引	設備の賃貸借	業務提携
(連結子会社)									
株式会社三井住友銀行 (注)6,7,8	東京都千代田区	664,986	銀行業	100	11 (11)	—	経営管理 金銭貸借関係 預金取引関係	当社に建物の一部を賃貸	(注)4,5
株式会社みなと銀行 (注)7,9	神戸市中央区	27,484	銀行業	46.34 (46.34)	—	—	—	—	—
株式会社関西アーバン銀行 (注)7	大阪市中央区	37,040	銀行業	58.00 (58.00)	—	—	—	—	—
株式会社ジャパンネット銀行	東京都新宿区	37,250	銀行業	59.70 (59.70)	—	—	—	—	—
SMBC信用保証株式会社 (注)6	東京都港区	187,720	銀行業	100 (100)	—	—	—	—	—
Sumitomo Mitsui Banking Corporation Europe Limited (注)6	英国ロンドン市	百万米ドル 1,700	銀行業	100 (100)	—	—	—	—	—
Manufacturers Bank	アメリカ合衆国カリフォルニア州ロスアンゼルス市	千米ドル 80,786	銀行業	100 (100)	1 (1)	—	—	—	—
Sumitomo Mitsui Banking Corporation of Canada	カナダ国オンタリオ州トロント市	千カナダドル 169,000	銀行業	100 (100)	—	—	—	—	—
Banco Sumitomo Mitsui Brasileiro S.A.	ブラジル連邦共和国サンパウロ市	千ブラジルレアル 409,356	銀行業	100 (100)	—	—	—	—	—
PT Bank Sumitomo Mitsui Indonesia	インドネシア共和国ジャカルタ市	億インドネシアルピア 15,024	銀行業	99.00 (99.00)	—	—	—	—	—
三井住友ファイナンス&リース株式会社 (注)8	東京都港区	15,000	リース業	55.00	1 (1)	—	経営管理 設備等賃貸借関係	—	—
SMBC Leasing and Finance, Inc.	アメリカ合衆国デラウエア州ウィルミントン市	米ドル 1,620	リース業	100 (100)	—	—	—	—	—
三井住友カード株式会社	大阪市中央区	34,000	その他事業(クレジットカード業)	65.99	2 (2)	—	経営管理	—	(注)4
さくらカード株式会社	東京都中央区	7,438	その他事業(クレジットカード業)	95.74 (95.74)	—	—	—	—	—
株式会社クオーク	東京都港区	4,750	その他事業(個品割賦あっせん・総合割賦あっせん業)	31.05 (31.05) [25.48]	—	—	—	—	(注)4

名称	住所	資本金又は出資金（百万円）	主要な事業の内容	議決権の所有割合（％）	当社との関係内容				
					役員の兼任等（人）	資金援助	営業上の取引	設備の賃貸借	業務提携
SMBCコンサルティング株式会社	東京都千代田区	1,100	その他事業（経営相談業、会員事業）	100 (100)	―	―	―	―	―
SMBCファイナンスサービス株式会社	東京都港区	71,705	その他事業（融資業、ファクタリング業、集金代行業）	100 (100)	―	―	―	―	―
フィナンシャル・リンク株式会社	東京都港区	160	その他事業（情報処理サービス業、コンサルティング業）	100 (100)	―	―	―	―	―
SMBCフレンド証券株式会社	東京都中央区	27,270	その他事業（証券業）	100	―	―	経営管理	―	―
株式会社日本総合研究所	東京都千代田区	10,000	その他事業（システム開発・情報処理業、コンサルティング業、シンクタンク業）	100	1 (1)	―	経営管理	―	―
株式会社日本総研ソリューションズ	東京都中央区	5,000	その他事業（システム開発・情報処理業）	100 (100)	―	―	―	―	―
株式会社さくらケーシーエス (注)7	神戸市中央区	2,054	その他事業（システム開発・情報処理業）	50.22 (50.22)	―	―	―	―	―
さくら情報システム株式会社	東京都中央区	600	その他事業（システム開発・情報処理業）	66 (66)	―	―	―	―	―
SMBCファイナンスビジネス・プランニング株式会社	東京都千代田区	10	その他事業（経営管理業）	100 (100)	―	―	―	―	―
SMBCローンビジネス・プランニング株式会社	東京都千代田区	100,010	その他事業（経営管理業）	100 (100)	―	―	―	―	―
SMBC債権回収株式会社	東京都中央区	1,000	その他事業（債権管理回収業）	100 (100)	―	―	―	―	―
SMBC Capital Markets, Inc.	アメリカ合衆国デラウエア州ウィルミントン市	米ドル 100	その他事業（スワップ関連業、投融資業）	100 (100)	―	―	―	―	―
SMBC Securities, Inc.	アメリカ合衆国デラウエア州ドーバー市	米ドル 100	その他事業（証券業）	100 (100)	―	―	―	―	―

名称	住所	資本金又は出資金(百万円)	主要な事業の内容	議決権の所有割合(%)	当社との関係内容				
					役員の兼任等(人)	資金援助	営業上の取引	設備の賃貸借	業務提携
SMBC Financial Services, Inc.	アメリカ合衆国 デラウエア州 ドーバー市	米ドル 300	その他事業 (投融資業)	100 (100)	—	—	—	—	—
SMBC Cayman LC Limited (注)6	英領グランド ケイマン島	百万米ドル 1,375	その他事業 (保証業務)	100 (100)	—	—	—	—	—
SMBC MVI SPC	英領グランド ケイマン島	百万米ドル 45	その他事業 (投融資業)	100 (100)	—	—	—	—	—
SMBC DIP Limited	英領グランド ケイマン島	百万米ドル 1	その他事業 (投融資業)	100 (100)	—	—	—	—	—
Sumitomo Finance (Asia) Limited	英領グランド ケイマン島	千米ドル 35,000	その他事業 (投融資業)	100 (100)	—	—	—	—	—
SBTC, Inc.	アメリカ合衆国 デラウエア州 ウィルミントン市	米ドル 1	その他事業 (投融資業)	100 (100)	—	—	—	—	—
SB Treasury Company L.L.C.	アメリカ合衆国 デラウエア州 ウィルミントン市	百万米ドル 470	その他事業 (投融資業)	100 (100)	—	—	—	—	—
SFVI Limited	英領バージン アイランド ロードタウン市	米ドル 300	その他事業 (投融資業)	100 (100)	—	—	—	—	—
SB Equity Securities (Cayman), Limited	英領グランド ケイマン島	1	その他事業 (融資業)	100 (100)	—	—	—	—	—
Sakura Finance (Cayman) Limited	英領グランド ケイマン島	千米ドル 100	その他事業 (融資業)	100 (100)	—	—	—	—	—
Sakura Capital Funding(Cayman) Limited	英領グランド ケイマン島	千米ドル 100	その他事業 (融資業)	100 (100)	—	—	—	—	—
Sakura Preferred Capital(Cayman) Limited	英領グランド ケイマン島	10	その他事業 (融資業)	100 (100)	—	—	—	—	—
SMBC International Finance N.V.	オランダ領 キュラソー	千米ドル 200	その他事業 (融資業)	100 (100)	—	—	—	—	—
SMFG Preferred Capital USD 1 Limited (注)6	英領グランド ケイマン島	千米ドル 1,650,350	その他事業 (金融業)	100	—	—	—	—	—
SMFG Preferred Capital GBP 1 Limited	英領グランド ケイマン島	千英ポンド 500,100	その他事業 (金融業)	100	—	—	—	—	—
SMFG Preferred Capital JPY 1 Limited	英領グランド ケイマン島	135,000	その他事業 (金融業)	100	—	—	—	—	—
SMBC Preferred Capital USD 1 Limited (注)6	英領グランド ケイマン島	千米ドル 1,664,000	その他事業 (融資業)	100 (100)	—	—	—	—	—

名称	住所	資本金又は出資金(百万円)	主要な事業の内容	議決権の所有割合(%)	当社との関係内容				
					役員の兼任等(人)	資金援助	営業上の取引	設備の賃貸借	業務提携
SMBC Preferred Capital GBP 1 Limited	英領グランドケイマン島	千英ポンド 505,000	その他事業(融資業)	100 (100)	―	―	―	―	―
SMBC Preferred Capital JPY 1 Limited	英領グランドケイマン島	137,000	その他事業(融資業)	100 (100)	―	―	―	―	―
SMBC Capital Markets Limited	英国ロンドン市	百万米ドル 547	その他事業(スワップ関連業)	100 (100)	―	―	―	―	―
Sumitomo Finance International plc	英国ロンドン市	千英ポンド 90,000	その他事業(投融資業)	100 (100)	―	―	―	―	―
Sumitomo Mitsui Finance Dublin Limited	アイルランド共和国ダブリン市	千米ドル 18,000	その他事業(投融資業)	100 (100)	―	―	―	―	―
Sakura Finance Asia Limited	中華人民共和国香港特別行政区	百万米ドル 65.5	その他事業(投融資業)	100 (100)	―	―	―	―	―
Sumitomo Mitsui Finance Australia Limited	オーストラリア連邦シドニー市	百万豪ドル 156.5	その他事業(投融資業)	100 (100)	―	―	―	―	―
その他216社	―	―	―	―	―	―	―	―	―
(持分法適用子会社) その他３社	―	―	―	―	―	―	―	―	―
(持分法適用関連会社) 住友三井オートサービス株式会社	東京都新宿区	6,950	リース業	39.99	1 (1)	―	―	―	―
NECリース株式会社 (注)7	東京都港区	3,776	リース業	25.03 (25.03)	―	―	―	―	―
プロミス株式会社 (注)7	東京都千代田区	80,737	その他事業(消費者金融業)	22.02 (22.02)	―	―	―	―	(注)5
アットローン株式会社	東京都港区	10,912	その他事業(消費者金融業)	49.99 (49.99)	1 (1)	―	―	―	―
三洋信販株式会社 (注)7	福岡市博多区	16,268	その他事業(消費者金融業)	0 [100]	―	―	―	―	―
ポケットカード株式会社 (注)7	東京都港区	11,268	その他事業(クレジットカード業)	4.99 (4.99) [42.02]	―	―	―	―	―
株式会社セントラルファイナンス (注)7	名古屋市中区	23,254	その他事業(個品割賦あっせん・総合割賦あっせん業)	24.74 (15.33)	1 (1)	―	―	―	(注)4
株式会社オーエムシーカード (注)7	東京都港区	43,343	その他事業(クレジットカード業)	32.61 (32.61)	―	―	―	―	―

名称	住所	資本金又は出資金(百万円)	主要な事業の内容	議決権の所有割合(%)	当社との関係内容				
					役員の兼任等(人)	資金援助	営業上の取引	設備の賃貸借	業務提携
大和証券エスエムビーシー株式会社	東京都千代田区	255,700	その他事業(証券業、金融派生商品業)	40	—	—	—	—	—
エヌ・アイ・エフSMBCベンチャーズ株式会社 (注)7	東京都千代田区	18,767	その他事業(ベンチャーキャピタル業)	40.10 (40.10)	—	—	—	—	—
大和住銀投信投資顧問株式会社 (注)7	東京都千代田区	2,000	その他事業(投資顧問業、投資信託委託業)	43.96	—	—	—	—	—
三井住友アセットマネジメント株式会社 (注)7	東京都港区	2,000	その他事業(投資顧問業、投資信託委託業)	17.5 (17.5)	—	—	—	—	—
ジャパン・ペンション・ナビゲーター株式会社	東京都中央区	1,600	その他事業(確定拠出年金の運営管理業)	30 (30)	—	—	—	—	—
その他58社	—	—	—	—	—	—	—	—	—

(注) 1 「主要な事業の内容」欄には、事業の種類別セグメントの名称を記載しております。

2 「議決権の所有割合」欄の( )内は子会社による間接所有の割合(内書き)、[ ]内は緊密な者又は同意している者の所有割合(外書き)であります。

3 「当社との関係内容」の「役員の兼任等」欄の( )内は、当社の役員(内書き)であります。

4 当社、株式会社三井住友銀行、三井住友カード株式会社及び株式会社クオークは、株式会社セントラルファイナンス及び三井物産株式会社との間で、コンシューマー・ファイナンス事業分野における業務提携を行っております。

5 当社及び株式会社三井住友銀行は、プロミス株式会社との間で、コンシューマー・ファイナンス事業分野における業務提携を行っております。

6 上記関係会社のうち、特定子会社に該当する会社は、株式会社三井住友銀行、SMBC信用保証株式会社、Sumitomo Mitsui Banking Corporation Europe Limited、SMBC Cayman LC Limited、SMFG Preferred Capital USD 1 Limited、SMBC Preferred Capital USD 1 Limitedであります。

7 上記関係会社のうち、有価証券報告書を提出している会社は、株式会社三井住友銀行、株式会社みなと銀行、株式会社関西アーバン銀行、株式会社さくらケーシーエス、NECリース株式会社、プロミス株式会社、三洋信販株式会社、ポケットカード株式会社、株式会社セントラルファイナンス、株式会社オーエムシーカード、エヌ・アイ・エフSMBCベンチャーズ株式会社、大和住銀投信投資顧問株式会社、三井住友アセットマネジメント株式会社であります。

8 上記関係会社のうち、株式会社三井住友銀行及び三井住友ファイナンス&リース株式会社の経常収益(連結会社相互間の内部取引を除く。)は、連結財務諸表の経常収益の100分の10を超えております。

三井住友ファイナンス&リース株式会社の平成20年3月期の経常収益は750,947百万円、経常利益は38,044百万円、当期純利益は40,866百万円、純資産額は353,840百万円、総資産額は2,977,047百万円であります。

株式会社三井住友銀行は有価証券報告書を提出しているため、主要な損益情報等の記載を省略しております。

9 株式会社みなと銀行の議決権の所有割合には、株式会社三井住友銀行が退職給付信託に拠出した株式の議決権の所有割合40.39%が含まれており、当該株式の議決権については株式会社三井住友銀行の指図により行使されることとなっております。

5 【従業員の状況】

(1) 連結会社における従業員数

(平成20年3月31日現在)

	銀行業	リース業	その他事業	合計
従業員数 [外、平均臨時従業員数]	22,955人 [8,703]	1,995人 [10]	21,479人 [4,735]	46,429人 [13,448]

(注) 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員16,009人を含んでおりません。

(2) 当社の従業員数

(平成20年3月31日現在)

従業員数	平均年齢	平均勤続年数	平均年間給与
136人	40歳10月	17年2月	13,366千円

(注) 1 当社従業員は全員、株式会社三井住友銀行等からの出向者であり、平均勤続年数は同行等での勤続年数を通算しております。

2 平均年間給与は、3月末の当社従業員に対して株式会社三井住友銀行等で支給された年間の給与、賞与及び基準外賃金を合計したものであります。

3 当社には従業員組合はありません。労使間において特記すべき事項はありません。

第２ 【事業の状況】

１ 【業績等の概要】

(1) 業績

① 経済金融環境

当年度を顧みますと、海外では、欧州経済が底堅く推移し、アジア経済においても総じて高成長が持続した一方で、米国経済においては、サブプライムローン問題を背景に景気の減速傾向が強まり、昨年９月以降、段階的に政策金利の引下げが実施されました。わが国経済におきましては、サブプライムローン問題の影響は限定的でありましたが、住宅投資の落込みやエネルギー・原材料価格の高騰等により、年度末には景気の調整色が強まりました。

金融資本市場におきましては、昨年の夏以降、長期市場金利が低下傾向となったほか、米国の景気後退懸念の高まりなどを背景にドルに対して円高が進み、日経平均株価は、前年度末に比べて大幅に下落いたしました。また、欧米の金融資本市場におきましては、一部の金融機関がサブプライムローン問題に関連して巨額の損失を計上し、信用収縮の懸念が高まりました。

こうした中、わが国の金融界におきましては、昨年９月に幅広い金融商品について横断的な利用者保護の枠組みを整備した金融商品取引法や、全面的に内容を見直した改正信託法が施行されましたほか、昨年10月には郵政事業の民営化が実施されました。また、昨年12月には銀行等による保険販売が全面解禁されました。

② 中長期的な経営戦略

当社グループは、平成18年10月に公的資金返済を完了し、経済金融情勢や競争環境といった経営環境が大きく変化したことを踏まえ、平成19年度に、平成21年度までの３年間を対象とする中期経営計画「LEAD THE VALUE 計画」をスタートさせました。

本計画では、当社グループがお客さまに提供する付加価値である「先進性」「スピード」「提案・解決力」を極大化することによって、「最高の信頼を得られ世界に通じる金融グループ」を目指していくことを基本方針とし、経営目標として、

○ 成長事業領域におけるトップクオリティの実現

○ グローバルプレーヤーに相応しい財務体質の実現

○ 株主還元の充実

の３点を掲げております。

また、本計画におきましては、「成長事業領域の重点的強化」と「持続的成長に向けた企業基盤の整備」の２点を基軸として、戦略施策を展開してまいります。

ア　成長事業領域の重点的強化

今後大きく成長する事業領域にフォーカスし、その領域においてお客さまの期待を超える価値を提供することによってトップクオリティを実現、持続的成長を果たしてまいります。当社グループが特に注力する成長事業領域は以下の７つです。

(ア)個人向け金融コンサルティングビジネス

(イ)法人向けソリューションビジネス

(ウ)グローバルマーケットにおける特定分野

(エ)支払・決済・コンシューマーファイナンス

(オ)投資銀行・信託業務

(カ)自己勘定投資

(キ)アセット回転型ビジネス

イ　持続的成長に向けた企業基盤の整備

中長期的な経営目標や戦略施策を主軸とした業績目標・評価制度の導入、成長事業領域においてトップクオリティに挑戦するプロフェッショナル集団を育成するための体制整備、戦略展開に柔軟に対応できるＩＴ基盤・事務インフラ等の整備、コンプライアンス体制の強化、ＣＳ・品質管理の向上、ＡＬＭ・リスク管理体制の高度化によって、付加価値の極大化を目指してまいります。

当社グループは、本計画の遂行に全役職員一丸となって全力で取り組むと共に、事業環境の変化に適切に対応することで、企業価値の更なる向上を目指してまいります。

③ 営業の成果

当連結会計年度における業績は以下のとおりとなりました。

業容面では、預金は、前連結会計年度末対比5,344億円増加して72兆6,906億円となり、譲渡性預金は、同4,889億円増加して３兆781億円となりました。

貸出金は、海外で高格付企業への貸出やプロジェクトファイナンス等を積極的に行ったことを主因に、前連結会計年度末対比３兆4,555億円増加し、62兆1,448億円となりました。

総資産は、同11兆976億円増加し、111兆9,559億円となりました。

損益面では、経常収益は、海外での貸出金残高の増加や国内市場金利の上昇に伴う貸出金利息の増加を主因に資金運用収益が増加したことや、内外の金利動向を踏まえたオペレーションの実施による国債等債券売却益の計上、並びにリース事業子会社合併に伴うリース料収入・割賦売上高の増加を主因にその他業務収益が増加したこと等により、前連結会計年度対比18.5%増の４兆6,235億円となりました。経常費用は、リース事業子会社合併に伴う賃貸原価・割賦原価の増加等によりその他業務費用が増加したことや、サブプライムローン関連の引当の発生や一部の債務者において業況悪化等による想定外の劣化が発生したことによる与信関係費用の増加、並びに株式相場悪化による保有株式の減損の発生を主因にその他経常費用が増加したこと等により、前連結会計年度対比22.2%増の３兆7,923億円となりました。その結果、経常利益は8,311億円、リース事業子会社合併に伴う持分変動利益等の特別損益や法人税等調整額等を勘案した当期純利益は4,615億円となりました。

純資産額は、当期純利益の計上等により株主資本が前連結会計年度末対比3,536億円増加の３兆953億円となる一方、その他有価証券評価差額金が同7,114億円減少の5,506億円となったことを主因に、同1,072億円減少の５兆2,240億円となりました。

事業の種類別では、銀行業、リース業、その他事業の内部取引消去前の経常収益シェアが、銀行業が65(前連結会計年度対比＋０)%、リース業が20(同＋１)%、その他事業が15(同△１)%、同総資産シェアは、銀行業が92(前連結会計年度対比△１)%、リース業が２(同＋０)%、その他事業が６(同＋１)%となりました。

また、所在地別の内部取引消去前の経常収益シェアは、日本が83(前連結会計年度対比＋２)%、米州が７(同△０)%、欧州・中近東、アジア・オセアニアは、各々５(同＋０)%、５(同△２)%、同総資産シェアは、日本が84(前連結会計年度対比△３)%、米州が７(同＋１)%、欧州・中近東、アジア・オセアニアは、各々４(同＋１)%、５(同＋１)%となりました。

連結自己資本比率は、10.55%となりました。

(2) キャッシュ・フロー

当連結会計年度のキャッシュ・フローは、資金の運用・調達や貸出金・預金の増減等の「営業活動によるキャッシュ・フロー」が前連結会計年度対比12兆5,433億円増加の＋５兆7,825億円、有価証券の取得・売却や有形固定資産及びリース資産の取得・売却等の「投資活動によるキャッシュ・フロー」が同９兆8,560億円減少の△５兆865億円、劣後調達等の「財務活動によるキャッシュ・フロー」が同１兆3,470億円増加の＋1,021億円となりました。

その結果、当連結会計年度末の現金及び現金同等物の残高は前連結会計年度末対比8,097億円増加の２兆7,367億円となりました。

(3) 事業の種類別セグメントの業績

① 事業の種類別収支

当連結会計年度の資金運用収支は前連結会計年度比417億円の増益となる1兆2,103億円、信託報酬は同２億円の増益となる37億円、役務取引等収支は同28億円の増益となる6,119億円、特定取引収支は同3,439億円の増益となる4,695億円、その他業務収支は同1,787億円の減益となる△1,794億円となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの資金運用収支は前連結会計年度比504億円の増益となる1兆1,177億円、信託報酬は同２億円の増益となる37億円、役務取引等収支は同207億円の減益となる4,053億円、特定取引収支は同3,320億円の増益となる4,350億円、その他業務収支は同2,116億円の減益となる△2,592億円となりました。

リース業セグメントの資金運用収支は前連結会計年度比58億円の減益となる△103億円、信託報酬は同０億円の増益となる０億円、役務取引等収支は同５億円の増益となる19億円、その他業務収支は同162億円の増益となる1,038億円となりました。

その他事業セグメントの資金運用収支は前連結会計年度比106億円の減益となる1,238億円、役務取引等収支は同238億円の増益となる2,120億円、特定取引収支は同118億円の増益となる345億円、その他業務収支は同199億円の増益となる1,206億円となりました。

種類	期別	銀行業	リース業	その他事業	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
資金運用収支	前連結会計年度	1,067,285	△4,468	134,468	△28,687	1,168,597
	当連結会計年度	1,117,731	△10,343	123,835	△20,828	1,210,394
うち資金運用収益	前連結会計年度	1,919,330	10,525	170,662	△121,449	1,979,069
	当連結会計年度	2,099,417	12,750	171,039	△137,756	2,145,451
うち資金調達費用	前連結会計年度	852,045	14,994	36,193	△92,761	810,471
	当連結会計年度	981,686	23,093	47,204	△116,927	935,056
信託報酬	前連結会計年度	3,482	26	―	―	3,508
	当連結会計年度	3,710	41	―	―	3,752
役務取引等収支	前連結会計年度	426,152	1,372	188,138	△6,477	609,185
	当連結会計年度	405,394	1,928	212,018	△7,347	611,993
うち役務取引等収益	前連結会計年度	529,111	1,372	203,781	△28,266	705,998
	当連結会計年度	516,070	1,928	227,802	△41,518	704,283
うち役務取引等費用	前連結会計年度	102,958	―	15,642	△21,789	96,812
	当連結会計年度	110,676	―	15,784	△34,170	92,289
特定取引収支	前連結会計年度	102,937	―	22,688	―	125,625
	当連結会計年度	435,019	―	34,551	―	469,571
うち特定取引収益	前連結会計年度	113,665	―	35,461	△21,564	127,561
	当連結会計年度	450,262	―	50,974	△31,665	469,571
うち特定取引費用	前連結会計年度	10,727	―	12,773	△21,564	1,936
	当連結会計年度	15,242	―	16,423	△31,665	―
その他業務収支	前連結会計年度	△47,579	87,596	100,631	△141,385	△738
	当連結会計年度	△259,223	103,880	120,608	△144,719	△179,453
うちその他業務収益	前連結会計年度	119,874	790,602	235,969	△142,813	1,003,632
	当連結会計年度	132,668	948,524	277,295	△145,853	1,212,635
うちその他業務費用	前連結会計年度	167,454	703,005	135,338	△1,427	1,004,370
	当連結会計年度	391,891	844,643	156,687	△1,134	1,392,089

(注) 1　事業区分は内部管理上採用している区分によっております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用(前連結会計年度５百万円、当連結会計年度10百万円)を資金調達費用から控除して表示しております。

4　セグメント間の内部取引は、「消去又は全社(△)」欄に表示しております。

② 事業の種類別資金運用／調達の状況

当連結会計年度の資金運用勘定の平均残高は前連結会計年度比5,074億円減少して86兆3,439億円、利回りは同0.2%増加して2.48%となりました。また、資金調達勘定の平均残高は同1,359億円減少して89兆144億円、利回りは同0.14%増加して1.05%となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの資金運用勘定の平均残高は前連結会計年度比542億円増加して86兆1,622億円、利回りは同0.21%増加して2.44%となりました。また、資金調達勘定の平均残高は同5,728億円減少して88兆2,471億円、利回りは同0.15%増加して1.11%となりました。

リース業セグメントの資金運用勘定の平均残高は前連結会計年度比565億円増加して2,674億円、利回りは同0.22%減少して4.77%となりました。また、資金調達勘定の平均残高は同2,310億円増加して1兆8,225億円、利回りは同0.33%増加して1.27%となりました。

その他事業セグメントの資金運用勘定の平均残高は前連結会計年度比719億円減少して3兆1,963億円、利回りは同0.13%増加して5.35%となりました。また、資金調達勘定の平均残高は同2,078億円増加して1兆6,111億円、利回りは同0.35%増加して2.93%となりました。

ア 銀行業

種類	期別	平均残高	利息	利回り
		金額(百万円)	金額(百万円)	(%)
資金運用勘定	前連結会計年度	86,107,984	1,919,330	2.23
	当連結会計年度	86,162,232	2,099,417	2.44
うち貸出金	前連結会計年度	59,308,322	1,319,583	2.22
	当連結会計年度	60,307,203	1,530,291	2.54
うち有価証券	前連結会計年度	20,521,288	379,928	1.85
	当連結会計年度	18,784,471	335,864	1.79
うちコールローン及び買入手形	前連結会計年度	939,467	26,072	2.78
	当連結会計年度	862,352	23,688	2.75
うち買現先勘定	前連結会計年度	148,832	5,263	3.54
	当連結会計年度	327,084	6,070	1.86
うち債券貸借取引支払保証金	前連結会計年度	1,329,318	4,857	0.37
	当連結会計年度	980,818	7,032	0.72
うち預け金	前連結会計年度	2,437,958	96,419	3.95
	当連結会計年度	3,383,991	99,333	2.94
資金調達勘定	前連結会計年度	88,819,983	852,045	0.96
	当連結会計年度	88,247,139	981,686	1.11
うち預金	前連結会計年度	72,432,337	467,014	0.64
	当連結会計年度	72,715,883	505,299	0.69
うち譲渡性預金	前連結会計年度	3,302,394	43,729	1.32
	当連結会計年度	3,268,101	51,409	1.57
うちコールマネー及び売渡手形	前連結会計年度	3,232,341	19,111	0.59
	当連結会計年度	2,413,254	23,891	0.99
うち売現先勘定	前連結会計年度	476,521	16,777	3.52
	当連結会計年度	294,425	6,614	2.25
うち債券貸借取引受入担保金	前連結会計年度	2,301,547	60,856	2.64
	当連結会計年度	2,041,013	45,499	2.23
うちコマーシャル・ペーパー	前連結会計年度	―	―	―
	当連結会計年度	―	―	―
うち借用金	前連結会計年度	2,923,756	85,094	2.91
	当連結会計年度	3,519,392	104,767	2.98
うち短期社債	前連結会計年度	―	―	―
	当連結会計年度	―	―	―
うち社債	前連結会計年度	3,715,929	74,502	2.00
	当連結会計年度	3,634,860	77,846	2.14

(注) 1　事業区分は内部管理上採用している区分によっております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、
　　　　　　　　　システム開発・情報処理業

3　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

4　無利息預け金の平均残高(前連結会計年度1,131,327百万円、当連結会計年度849,901百万円)を資金運用勘定から控除して表示しております。

5　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前連結会計年度2,607百万円、当連結会計年度2,771百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前連結会計年度2,607百万円、当連結会計年度2,771百万円)及び利息(前連結会計年度5百万円、当連結会計年度10百万円)を資金調達勘定から、それぞれ控除して表示しております。

イ　リース業

種類	期別	平均残高	利息	利回り
		金額(百万円)	金額(百万円)	(%)
資金運用勘定	前連結会計年度	210,899	10,525	4.99
	当連結会計年度	267,436	12,750	4.77
うち貸出金	前連結会計年度	113,029	5,026	4.45
	当連結会計年度	144,082	5,772	4.01
うち有価証券	前連結会計年度	58,987	4,268	7.24
	当連結会計年度	83,076	5,013	6.03
うちコールローン及び買入手形	前連結会計年度	―	―	―
	当連結会計年度	―	―	―
うち買現先勘定	前連結会計年度	―	―	―
	当連結会計年度	―	―	―
うち債券貸借取引支払保証金	前連結会計年度	―	―	―
	当連結会計年度	―	―	―
うち預け金	前連結会計年度	32,444	1,069	3.30
	当連結会計年度	26,277	1,149	4.38
資金調達勘定	前連結会計年度	1,591,517	14,994	0.94
	当連結会計年度	1,822,547	23,093	1.27
うち預金	前連結会計年度	―	―	―
	当連結会計年度	―	―	―
うち譲渡性預金	前連結会計年度	―	―	―
	当連結会計年度	―	―	―
うちコールマネー及び売渡手形	前連結会計年度	―	―	―
	当連結会計年度	―	―	―
うち売現先勘定	前連結会計年度	―	―	―
	当連結会計年度	―	―	―
うち債券貸借取引受入担保金	前連結会計年度	―	―	―
	当連結会計年度	―	―	―
うちコマーシャル・ペーパー	前連結会計年度	712	1	0.24
	当連結会計年度	―	―	―
うち借用金	前連結会計年度	1,103,406	10,621	0.96
	当連結会計年度	1,282,864	16,549	1.29
うち短期社債	前連結会計年度	337,294	1,382	0.41
	当連結会計年度	395,719	3,385	0.86
うち社債	前連結会計年度	150,032	1,325	0.88
	当連結会計年度	143,867	1,442	1.00

(注) 1　事業区分は内部管理上採用している区分によっております。
2　各事業の主な内容
(1) 銀行業…………銀行業
(2) リース業………リース業
(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業
3　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
4　無利息預け金の平均残高(前連結会計年度2,144百万円、当連結会計年度5,532百万円)を資金運用勘定から控除して表示しております。

ウ　その他事業

種類	期別	平均残高	利息	利回り
		金額(百万円)	金額(百万円)	(%)
資金運用勘定	前連結会計年度	3,268,373	170,662	5.22
	当連結会計年度	3,196,378	171,039	5.35
うち貸出金	前連結会計年度	2,028,865	133,068	6.56
	当連結会計年度	1,961,904	128,100	6.53
うち有価証券	前連結会計年度	349,888	14,394	4.11
	当連結会計年度	322,775	13,237	4.10
うちコールローン及び買入手形	前連結会計年度	52,850	2,525	4.78
	当連結会計年度	62,302	2,700	4.33
うち買現先勘定	前連結会計年度	38,814	1,835	4.73
	当連結会計年度	21,546	985	4.57
うち債券貸借取引支払保証金	前連結会計年度	—	—	—
	当連結会計年度	—	—	—
うち預け金	前連結会計年度	335,094	9,474	2.83
	当連結会計年度	384,517	10,552	2.74
資金調達勘定	前連結会計年度	1,403,344	36,193	2.58
	当連結会計年度	1,611,178	47,204	2.93
うち預金	前連結会計年度	—	—	—
	当連結会計年度	—	—	—
うち譲渡性預金	前連結会計年度	—	—	—
	当連結会計年度	—	—	—
うちコールマネー及び売渡手形	前連結会計年度	9,474	85	0.90
	当連結会計年度	425	12	2.96
うち売現先勘定	前連結会計年度	33,946	1,577	4.65
	当連結会計年度	19,118	802	4.19
うち債券貸借取引受入担保金	前連結会計年度	—	—	—
	当連結会計年度	—	—	—
うちコマーシャル・ペーパー	前連結会計年度	—	—	—
	当連結会計年度	—	—	—
うち借用金	前連結会計年度	1,059,956	18,583	1.75
	当連結会計年度	1,272,951	33,137	2.60
うち短期社債	前連結会計年度	33,645	121	0.36
	当連結会計年度	102,617	750	0.73
うち社債	前連結会計年度	266,322	13,892	5.22
	当連結会計年度	215,939	11,655	5.40

(注) 1　事業区分は内部管理上採用している区分によっております。
2　各事業の主な内容
(1) 銀行業…………銀行業
(2) リース業………リース業
(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業
3　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
4　無利息預け金の平均残高(前連結会計年度69,346百万円、当連結会計年度86,638百万円)を資金運用勘定から控除して表示しております。

エ　合計

種類	期別	平均残高(百万円)			利息(百万円)			利回り(%)
		小計	消去又は全社(△)	合計	小計	消去又は全社(△)	合計	
資金運用勘定	前連結会計年度	89,587,257	△2,735,928	86,851,328	2,100,518	△121,449	1,979,069	2.28
	当連結会計年度	89,626,047	△3,282,136	86,343,910	2,283,207	△137,756	2,145,451	2.48
うち貸出金	前連結会計年度	61,450,217	△2,664,727	58,785,489	1,457,678	△81,826	1,375,851	2.34
	当連結会計年度	62,413,189	△3,284,030	59,129,159	1,664,165	△106,341	1,557,823	2.63
うち有価証券	前連結会計年度	20,930,164	258,422	21,188,587	398,592	△28,821	369,770	1.75
	当連結会計年度	19,190,323	294,869	19,485,192	354,114	△20,858	333,255	1.71
うちコールローン及び買入手形	前連結会計年度	992,318	△7,151	985,167	28,597	△389	28,208	2.86
	当連結会計年度	924,655	△11,699	912,955	26,389	△375	26,014	2.85
うち買現先勘定	前連結会計年度	187,646	△42	187,604	7,098	△0	7,098	3.78
	当連結会計年度	348,630	△2,565	346,065	7,056	△12	7,044	2.04
うち債券貸借取引支払保証金	前連結会計年度	1,329,318	—	1,329,318	4,857	—	4,857	0.37
	当連結会計年度	980,818	—	980,818	7,032	—	7,032	0.72
うち預け金	前連結会計年度	2,805,497	△318,324	2,487,172	106,963	△10,199	96,763	3.89
	当連結会計年度	3,794,786	△270,936	3,523,849	111,035	△9,914	101,120	2.87
資金調達勘定	前連結会計年度	91,814,845	△2,664,477	89,150,368	903,233	△92,761	810,471	0.91
	当連結会計年度	91,680,866	△2,666,412	89,014,453	1,051,984	△116,927	935,056	1.05
うち預金	前連結会計年度	72,432,337	△386,414	72,045,922	467,014	△9,935	457,078	0.63
	当連結会計年度	72,715,883	△338,995	72,376,887	505,299	△9,608	495,690	0.68
うち譲渡性預金	前連結会計年度	3,302,394	△199,021	3,103,373	43,729	△252	43,476	1.40
	当連結会計年度	3,268,101	△49,543	3,218,557	51,409	△305	51,103	1.59
うちコールマネー及び売渡手形	前連結会計年度	3,241,815	△7,126	3,234,688	19,196	△389	18,807	0.58
	当連結会計年度	2,413,679	△11,699	2,401,980	23,904	△375	23,529	0.98
うち売現先勘定	前連結会計年度	510,467	△42	510,425	18,354	△0	18,354	3.60
	当連結会計年度	313,544	△2,565	310,979	7,416	△12	7,404	2.38
うち債券貸借取引受入担保金	前連結会計年度	2,301,547	—	2,301,547	60,856	—	60,856	2.64
	当連結会計年度	2,041,013	—	2,041,013	45,499	—	45,499	2.23
うちコマーシャル・ペーパー	前連結会計年度	712	—	712	1	—	1	0.24
	当連結会計年度	—	—	—	—	—	—	—
うち借用金	前連結会計年度	5,087,119	△2,071,872	3,015,247	114,300	△82,124	32,175	1.07
	当連結会計年度	6,075,208	△2,259,514	3,815,693	154,454	△106,592	47,862	1.25
うち短期社債	前連結会計年度	370,939	—	370,939	1,503	—	1,503	0.41
	当連結会計年度	498,336	△4,094	494,241	4,136	△30	4,105	0.83
うち社債	前連結会計年度	4,132,284	—	4,132,284	89,719	—	89,719	2.17
	当連結会計年度	3,994,667	—	3,994,667	90,945	—	90,945	2.28

(注) 1　事業区分は内部管理上採用している区分によっております。

2　セグメント間の内部取引は、「消去又は全社(△)」欄に表示しております。

3　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

4　無利息預け金の平均残高(前連結会計年度1,146,135百万円、当連結会計年度881,666百万円)を資金運用勘定から控除して表示しております。

5　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前連結会計年度2,607百万円、当連結会計年度2,771百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前連結会計年度2,607百万円、当連結会計年度2,771百万円)及び利息(前連結会計年度5百万円、当連結会計年度10百万円)を資金調達勘定から、それぞれ控除して表示おります。

③　事業の種類別役務取引の状況

当連結会計年度の役務取引等収益は前連結会計年度比17億円減少して7,042億円、一方役務取引等費用は同45億円減少して922億円となったことから、役務取引等収支は同28億円の増益となる6,119億円となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの役務取引等収益は前連結会計年度比130億円減少して5,160億円、一方役務取引等費用は同77億円増加して1,106億円となったことから、役務取引等収支は同207億円の減益となる4,053億円となりました。

リース業セグメントの役務取引等収益は前連結会計年度比５億円増加して19億円となったことから、役務取引等収支は同５億円の増益となる19億円となりました。

その他事業セグメントの役務取引等収益は前連結会計年度比240億円増加して2,278億円、一方役務取引等費用は同１億円増加して157億円となったことから、役務取引等収支は同238億円の増益となる2,120億円となりました。

種類	期別	銀行業	リース業	その他事業	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
役務取引等収益	前連結会計年度	529,111	1,372	203,781	△28,266	705,998
	当連結会計年度	516,070	1,928	227,802	△41,518	704,283
うち預金・貸出業務	前連結会計年度	65,880	—	1,077	△1,259	65,698
	当連結会計年度	74,960	—	121	△1,259	73,822
うち為替業務	前連結会計年度	134,400	—	—	△1,563	132,836
	当連結会計年度	135,186	—	—	△1,540	133,645
うち証券関連業務	前連結会計年度	23,560	—	25,125	△35	48,650
	当連結会計年度	15,176	—	20,003	△62	35,118
うち代理業務	前連結会計年度	16,413	—	246	△78	16,581
	当連結会計年度	16,140	—	4	△115	16,028
うち保護預り・貸金庫業務	前連結会計年度	7,322	—	—	△0	7,322
	当連結会計年度	7,144	—	—	△0	7,144
うち保証業務	前連結会計年度	44,013	—	11,441	△9,493	45,961
	当連結会計年度	43,843	247	13,143	△10,117	47,117
うちクレジットカード関連業務	前連結会計年度	—	—	118,225	△1,028	117,197
	当連結会計年度	—	—	129,519	△943	128,575
役務取引等費用	前連結会計年度	102,958	—	15,642	△21,789	96,812
	当連結会計年度	110,676	—	15,784	△34,170	92,289
うち為替業務	前連結会計年度	27,240	—	—	△40	27,200
	当連結会計年度	31,633	—	—	△21	31,612

(注)　1　事業区分は内部管理上採用している区分によっております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3　セグメント間の内部取引は、「消去又は全社(△)」欄に表示しております。

④　事業の種類別特定取引の状況

ア　特定取引収益・費用の内訳

当連結会計年度の特定取引収益は前連結会計年度比3,420億円増加して4,695億円、一方特定取引費用は同19億円減少したことから、特定取引収支は同3,439億円の増益となる4,695億円となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの特定取引収益は前連結会計年度比3,365億円増加して4,502億円、一方特定取引費用は同45億円増加して152億円となったことから、特定取引収支は同3,320億円の増益となる4,350億円となりました。

その他事業セグメントの特定取引収益は前連結会計年度比155億円増加して509億円、一方特定取引費用は同36億円増加して164億円となったことから、特定取引収支は同118億円の増益となる345億円となりました。

種類	期別	銀行業	リース業	その他事業	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
特定取引収益	前連結会計年度	113,665	—	35,461	△21,564	127,561
	当連結会計年度	450,262	—	50,974	△31,665	469,571
うち商品有価証券収益	前連結会計年度	—	—	15,109	—	15,109
	当連結会計年度	—	—	21,406	—	21,406
うち特定取引有価証券収益	前連結会計年度	—	—	—	—	—
	当連結会計年度	2,934	—	—	—	2,934
うち特定金融派生商品収益	前連結会計年度	110,420	—	20,352	△21,564	109,208
	当連結会計年度	440,462	—	29,568	△31,665	438,365
うちその他の特定取引収益	前連結会計年度	3,244	—	—	—	3,244
	当連結会計年度	6,865	—	—	—	6,865
特定取引費用	前連結会計年度	10,727	—	12,773	△21,564	1,936
	当連結会計年度	15,242	—	16,423	△31,665	—
うち商品有価証券費用	前連結会計年度	—	—	—	—	—
	当連結会計年度	—	—	—	—	—
うち特定取引有価証券費用	前連結会計年度	1,936	—	—	—	1,936
	当連結会計年度	—	—	—	—	—
うち特定金融派生商品費用	前連結会計年度	8,791	—	12,773	△21,564	—
	当連結会計年度	15,242	—	16,423	△31,665	—
うちその他の特定取引費用	前連結会計年度	—	—	—	—	—
	当連結会計年度	—	—	—	—	—

(注) 1　事業区分は内部管理上採用している区分によっております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3　セグメント間の内部取引は、「消去又は全社(△)」欄に表示しております。

イ　特定取引資産・負債の内訳(末残)

当連結会計年度末の特定取引資産残高は前連結会計年度末比8,457億円増加して４兆1,236億円、特定取引負債残高は同7,283億円増加して２兆6,713億円となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの特定取引資産残高は前連結会計年度末比7,209億円増加して３兆6,424億円、特定取引負債残高は同7,316億円増加して２兆3,150億円となりました。

その他事業セグメントの特定取引資産残高は前連結会計年度末比1,302億円増加して5,122億円、特定取引負債残高は同21億円増加して3,874億円となりました。

種類	期別	銀行業	リース業	その他事業	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
特定取引資産	前連結会計年度	2,921,466	―	382,066	△25,647	3,277,885
	当連結会計年度	3,642,459	―	512,287	△31,135	4,123,611
うち商品有価証券	前連結会計年度	12,388	―	40,899	―	53,288
	当連結会計年度	180,670	―	49,771	―	230,442
うち商品有価証券派生商品	前連結会計年度	373	―	0	―	373
	当連結会計年度	3,026	―	17	―	3,043
うち特定取引有価証券	前連結会計年度	―	―	―	―	―
	当連結会計年度	―	―	―	―	―
うち特定取引有価証券派生商品	前連結会計年度	2,344	―	―	―	2,344
	当連結会計年度	10,440	―	―	―	10,440
うち特定金融派生商品	前連結会計年度	1,809,694	―	341,167	△25,647	2,125,214
	当連結会計年度	2,563,951	―	462,498	△31,135	2,995,314
うちその他の特定取引資産	前連結会計年度	1,096,664	―	―	―	1,096,664
	当連結会計年度	884,370	―	―	―	884,370
特定取引負債	前連結会計年度	1,583,370	―	385,251	△25,647	1,942,973
	当連結会計年度	2,315,007	―	387,444	△31,135	2,671,316
うち売付商品債券	前連結会計年度	10,247	―	6,167	―	16,415
	当連結会計年度	18,984	―	1,061	―	20,046
うち商品有価証券派生商品	前連結会計年度	275	―	13	―	288
	当連結会計年度	3,871	―	10	―	3,881
うち特定取引売付債券	前連結会計年度	―	―	―	―	―
	当連結会計年度	―	―	―	―	―
うち特定取引有価証券派生商品	前連結会計年度	1,975	―	―	―	1,975
	当連結会計年度	10,196	―	―	―	10,196
うち特定金融派生商品	前連結会計年度	1,570,872	―	379,070	△25,647	1,924,294
	当連結会計年度	2,281,955	―	386,372	△31,135	2,637,192
うちその他の特定取引負債	前連結会計年度	―	―	―	―	―
	当連結会計年度	―	―	―	―	―

(注)　1　事業区分は内部管理上採用している区分によっております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、
　　　　　　　　システム開発・情報処理業

3　セグメント間の内部取引は、「消去又は全社(△)」欄に表示しております。

⑤　事業の種類別預金残高の状況

○　預金の種類別残高(末残)

種類	期別	銀行業	リース業	その他事業	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
預金合計	前連結会計年度	72,156,224	―	―	72,156,224
	当連結会計年度	72,690,624	―	―	72,690,624
うち流動性預金	前連結会計年度	46,596,779	―	―	46,596,779
	当連結会計年度	45,483,209	―	―	45,483,209
うち定期性預金	前連結会計年度	22,279,749	―	―	22,279,749
	当連結会計年度	23,133,834	―	―	23,133,834
うちその他	前連結会計年度	3,279,695	―	―	3,279,695
	当連結会計年度	4,073,580	―	―	4,073,580
譲渡性預金	前連結会計年度	2,589,217	―	―	2,589,217
	当連結会計年度	3,078,149	―	―	3,078,149
総合計	前連結会計年度	74,745,441	―	―	74,745,441
	当連結会計年度	75,768,773	―	―	75,768,773

(注)　1　事業区分は内部管理上採用している区分によっております。

2　各事業の主な内容

(1)　銀行業…………銀行業

(2)　リース業………リース業

(3)　その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3　流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金

4　定期性預金＝定期預金＋定期積金

⑥ 事業の種類別貸出金残高の状況

ア 業種別貸出状況(残高・構成比)

業種別	平成19年3月31日現在					平成20年3月31日現在				
	銀行業(百万円)	リース業(百万円)	その他事業(百万円)	合計(百万円)	構成比(%)	銀行業(百万円)	リース業(百万円)	その他事業(百万円)	合計(百万円)	構成比(%)
国内(除く特別国際金融取引勘定分)	51,105,348	5	538,580	51,643,934	100.00	52,008,651	30,733	648,056	52,687,441	100.00
製造業	5,591,007	5	7,870	5,598,883	10.84	5,644,211	23,892	27,447	5,695,551	10.81
農業、林業、漁業及び鉱業	139,482	—	27	139,509	0.27	145,608	—	636	146,244	0.28
建設業	1,432,693	—	2,896	1,435,589	2.78	1,355,919	—	4,483	1,360,402	2.58
運輸、情報通信、公益事業	3,033,761	—	4,919	3,038,681	5.88	3,052,541	3,024	6,226	3,061,792	5.81
卸売・小売業	5,498,145	—	9,177	5,507,322	10.66	5,316,365	3,817	23,541	5,343,724	10.14
金融・保険業	4,188,614	—	991	4,189,606	8.11	4,461,829	—	7,938	4,469,767	8.48
不動産業	7,434,726	—	195,836	7,630,563	14.78	7,592,786	—	198,183	7,790,969	14.79
各種サービス業	6,155,136	—	83,742	6,238,878	12.08	5,846,274	—	77,816	5,924,091	11.24
地方公共団体	648,704	—	—	648,704	1.26	846,982	—	—	846,982	1.61
その他	16,983,075	—	233,118	17,216,194	33.34	17,746,131	—	301,782	18,047,914	34.26
海外及び特別国際金融取引勘定分	6,811,146	93,524	140,716	7,045,387	100.00	9,159,289	97,392	200,751	9,457,433	100.00
政府等	35,783	—	—	35,783	0.51	32,848	—	—	32,848	0.35
金融機関	479,572	261	1,394	481,228	6.83	620,995	—	389	621,385	6.57
商工業	5,725,030	90,984	134,120	5,950,135	84.45	7,575,601	92,291	195,071	7,862,965	83.14
その他	570,759	2,279	5,201	578,240	8.21	929,843	5,100	5,289	940,234	9.94
合計	57,916,494	93,530	679,297	58,689,322	—	61,167,940	149,530	827,403	62,144,874	—

(注) 1 事業区分は内部管理上採用している区分によっております。

2 各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3 「国内」とは、当社、国内銀行連結子会社(海外店を除く。)及びその他の国内連結子会社であります。

4 「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。

イ　外国政府等向け債権残高(国別)

期別	国別	外国政府等向け債権残高(百万円)			
		銀行業	リース業	その他事業	合計
平成19年３月31日現在	インドネシア	32,574	―	―	32,574
	アルゼンチン	3	―	―	3
	合計	32,578	―	―	32,578
	(資産の総額に対する割合：％)	(0.03)	―	―	(0.03)
平成20年３月31日現在	アルゼンチン	4	―	―	4
	合計	4	―	―	4
	(資産の総額に対する割合：％)	(0.00)	―	―	(0.00)

(注) 1　対象国の政治経済情勢等を勘案して必要と認められる金額を引き当てる特定海外債権引当勘定の引当対象とされる債権残高を掲げております。

2　事業区分は内部管理上採用している区分によっております。

3　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

⑦　事業の種類別有価証券の状況

○　有価証券残高(末残)

種類	期別	銀行業	リース業	その他事業	全社	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
国債	前連結会計年度	7,640,064	―	4	―	7,640,069
	当連結会計年度	9,339,948	15	14	―	9,339,978
地方債	前連結会計年度	571,103	―	―	―	571,103
	当連結会計年度	439,228	―	―	―	439,228
社債	前連結会計年度	4,066,427	―	70	―	4,066,497
	当連結会計年度	3,876,297	4,340	136	―	3,880,773
株式	前連結会計年度	4,330,180	44,752	93,688	278,980	4,747,601
	当連結会計年度	3,315,503	58,691	118,273	257,294	3,749,762
その他の証券	前連結会計年度	3,217,593	20,451	274,183	―	3,512,228
	当連結会計年度	5,822,425	40,666	244,666	―	6,107,758
合計	前連結会計年度	19,825,368	65,203	367,946	278,980	20,537,500
	当連結会計年度	22,793,402	103,712	363,092	257,294	23,517,501

(注) 1　事業区分は内部管理上採用している区分によっております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、
システム開発・情報処理業

3　「その他の証券」には、外国債券及び外国株式を含んでおります。

(4) 国内・海外別業績

① 国内・海外別収支

当連結会計年度の資金運用収支は前連結会計年度比417億円の増益となる1兆2,103億円、信託報酬は同2億円の増益となる37億円、役務取引等収支は同28億円の増益となる6,119億円、特定取引収支は同3,439億円の増益となる4,695億円、その他業務収支は同1,787億円の減益となる△1,794億円となりました。

国内・海外別に見ますと、国内の資金運用収支は前連結会計年度比38億円の増益となる1兆127億円、信託報酬は同2億円の増益となる37億円、役務取引等収支は同68億円の減益となる5,508億円、特定取引収支は同3,381億円の増益となる4,551億円、その他業務収支は同1,900億円の減益となる△1,969億円となりました。

海外の資金運用収支は前連結会計年度比280億円の増益となる2,125億円、役務取引等収支は同95億円の増益となる614億円、特定取引収支は同57億円の増益となる144億円、その他業務収支は同106億円の増益となる175億円となりました。

種類	期別	国内	海外	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
資金運用収支	前連結会計年度	1,008,898	184,528	△24,829	1,168,597
	当連結会計年度	1,012,792	212,562	△14,960	1,210,394
うち資金運用収益	前連結会計年度	1,441,457	593,892	△56,280	1,979,069
	当連結会計年度	1,542,313	669,690	△66,551	2,145,451
うち資金調達費用	前連結会計年度	432,558	409,364	△31,450	810,471
	当連結会計年度	529,520	457,127	△51,591	935,056
信託報酬	前連結会計年度	3,508	—	—	3,508
	当連結会計年度	3,752	—	—	3,752
役務取引等収支	前連結会計年度	557,668	51,870	△352	609,185
	当連結会計年度	550,855	61,459	△320	611,993
うち役務取引等収益	前連結会計年度	647,473	59,223	△698	705,998
	当連結会計年度	633,655	71,996	△1,368	704,283
うち役務取引等費用	前連結会計年度	89,805	7,353	△345	96,812
	当連結会計年度	82,800	10,537	△1,047	92,289
特定取引収支	前連結会計年度	116,946	8,679	—	125,625
	当連結会計年度	455,145	14,425	—	469,571
うち特定取引収益	前連結会計年度	127,667	21,459	△21,564	127,561
	当連結会計年度	470,388	30,848	△31,665	469,571
うち特定取引費用	前連結会計年度	10,720	12,780	△21,564	1,936
	当連結会計年度	15,242	16,423	△31,665	—
その他業務収支	前連結会計年度	△6,868	6,924	△794	△738
	当連結会計年度	△196,938	17,530	△45	△179,453
うちその他業務収益	前連結会計年度	981,643	22,977	△988	1,003,632
	当連結会計年度	1,165,090	47,612	△67	1,212,635
うちその他業務費用	前連結会計年度	988,511	16,052	△193	1,004,370
	当連結会計年度	1,362,029	30,081	△21	1,392,089

(注) 1 「国内」とは、当社、国内銀行連結子会社(海外店を除く。)及びその他の国内連結子会社であります。

2 「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。

3 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用(前連結会計年度5百万円、当連結会計年度10百万円)を資金調達費用から控除して表示しております。

4 「国内」、「海外」間の内部取引は、「消去又は全社(△)」欄に表示しております。

② 国内・海外別資金運用／調達の状況

当連結会計年度の資金運用勘定の平均残高は前連結会計年度比5,074億円減少して86兆3,439億円、利回りは同0.2%増加して2.48%となりました。また、資金調達勘定の平均残高は同1,359億円減少して89兆144億円、利回りは同0.14%増加して1.05%となりました。

国内・海外別に見ますと、国内の資金運用勘定の平均残高は前連結会計年度比1兆7,680億円減少して74兆3,645億円、利回りは同0.18%増加して2.07%となりました。また、資金調達勘定の平均残高は同2,553億円増加して81兆1,837億円、利回りは同0.12%増加して0.65%となりました。

海外の資金運用勘定の平均残高は前連結会計年度比1兆5,672億円増加して12兆8,018億円、利回りは同0.06%減少して5.23%となりました。また、資金調達勘定の平均残高は同439億円減少して8兆9,529億円、利回りは同0.56%増加して5.11%となりました。

ア 国内

種類	期別	平均残高	利息	利回り
		金額(百万円)	金額(百万円)	(%)
資金運用勘定	前連結会計年度	76,132,613	1,441,457	1.89
	当連結会計年度	74,364,561	1,542,313	2.07
うち貸出金	前連結会計年度	51,620,802	1,004,005	1.94
	当連結会計年度	51,170,802	1,135,110	2.22
うち有価証券	前連結会計年度	19,820,864	330,791	1.67
	当連結会計年度	18,046,377	287,879	1.60
うちコールローン及び買入手形	前連結会計年度	784,972	17,383	2.21
	当連結会計年度	644,293	13,186	2.05
うち買現先勘定	前連結会計年度	41,945	94	0.23
	当連結会計年度	67,129	382	0.57
うち債券貸借取引支払保証金	前連結会計年度	1,329,318	4,857	0.37
	当連結会計年度	980,818	7,032	0.72
うち預け金	前連結会計年度	1,054,974	26,901	2.55
	当連結会計年度	1,891,531	34,957	1.85
資金調達勘定	前連結会計年度	80,928,373	432,558	0.53
	当連結会計年度	81,183,731	529,520	0.65
うち預金	前連結会計年度	65,159,829	177,510	0.27
	当連結会計年度	65,494,311	244,013	0.37
うち譲渡性預金	前連結会計年度	2,365,296	5,858	0.25
	当連結会計年度	2,557,627	15,057	0.59
うちコールマネー及び売渡手形	前連結会計年度	2,908,959	4,286	0.15
	当連結会計年度	2,087,888	10,853	0.52
うち売現先勘定	前連結会計年度	157,722	431	0.27
	当連結会計年度	103,567	601	0.58
うち債券貸借取引受入担保金	前連結会計年度	2,301,547	60,856	2.64
	当連結会計年度	2,041,013	45,499	2.23
うちコマーシャル・ペーパー	前連結会計年度	712	1	0.24
	当連結会計年度	―	―	―
うち借用金	前連結会計年度	3,530,322	53,287	1.51
	当連結会計年度	4,400,327	75,888	1.72
うち短期社債	前連結会計年度	370,939	1,503	0.41
	当連結会計年度	494,241	4,105	0.83
うち社債	前連結会計年度	3,784,043	68,789	1.82
	当連結会計年度	3,726,666	73,497	1.97

(注) 1 「国内」とは、当社、国内銀行連結子会社(海外店を除く。)及びその他の国内連結子会社であります。

2 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の国内連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3 無利息預け金の平均残高(前連結会計年度1,096,906百万円、当連結会計年度804,987百万円)を資金運用勘定から控除して表示しております。

4 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前連結会計年度2,607百万円、当連結会計年度2,771百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前連結会計年度2,607百万円、当連結会計年度2,771百万円)及び利息(前連結会計年度5百万円、当連結会計年度10百万円)を資金調達勘定から、それぞれ控除して表示しております。

イ　海外

種類	期別	平均残高	利息	利回り
		金額(百万円)	金額(百万円)	(%)
資金運用勘定	前連結会計年度	11,234,586	593,892	5.29
	当連結会計年度	12,801,800	669,690	5.23
うち貸出金	前連結会計年度	7,838,766	401,333	5.12
	当連結会計年度	8,859,850	467,419	5.28
うち有価証券	前連結会計年度	1,109,300	62,710	5.65
	当連結会計年度	1,139,851	62,162	5.45
うちコールローン及び買入手形	前連結会計年度	200,194	10,824	5.41
	当連結会計年度	268,662	12,827	4.77
うち買現先勘定	前連結会計年度	145,659	7,003	4.81
	当連結会計年度	278,935	6,661	2.39
うち債券貸借取引支払保証金	前連結会計年度	―	―	―
	当連結会計年度	―	―	―
うち預け金	前連結会計年度	1,530,875	72,925	4.76
	当連結会計年度	1,850,524	71,221	3.85
資金調達勘定	前連結会計年度	8,996,910	409,364	4.55
	当連結会計年度	8,952,948	457,127	5.11
うち預金	前連結会計年度	6,985,307	282,707	4.05
	当連結会計年度	7,101,518	256,776	3.62
うち譲渡性預金	前連結会計年度	738,076	37,618	5.10
	当連結会計年度	660,930	36,045	5.45
うちコールマネー及び売渡手形	前連結会計年度	325,729	14,520	4.46
	当連結会計年度	314,091	12,675	4.04
うち売現先勘定	前連結会計年度	352,703	17,923	5.08
	当連結会計年度	207,412	6,802	3.28
うち債券貸借取引受入担保金	前連結会計年度	―	―	―
	当連結会計年度	―	―	―
うちコマーシャル・ペーパー	前連結会計年度	―	―	―
	当連結会計年度	―	―	―
うち借用金	前連結会計年度	159,086	7,199	4.53
	当連結会計年度	316,935	18,465	5.83
うち短期社債	前連結会計年度	―	―	―
	当連結会計年度	―	―	―
うち社債	前連結会計年度	348,240	20,930	6.01
	当連結会計年度	268,000	17,447	6.51

(注) 1　「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。

2　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の在外連結子会社の平均残高については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3　無利息預け金の平均残高(前連結会計年度48,701百万円、当連結会計年度75,496百万円)を資金運用勘定から控除して表示しております。

ウ　合計

種類	期別	平均残高(百万円)			利息(百万円)			利回り(%)
		小計	消去又は全社(△)	合計	小計	消去又は全社(△)	合計	
資金運用勘定	前連結会計年度	87,367,200	△515,872	86,851,328	2,035,349	△56,280	1,979,069	2.28
	当連結会計年度	87,166,362	△822,451	86,343,910	2,212,003	△66,551	2,145,451	2.48
うち貸出金	前連結会計年度	59,459,569	△674,079	58,785,489	1,405,338	△29,486	1,375,851	2.34
	当連結会計年度	60,030,652	△901,493	59,129,159	1,602,530	△44,706	1,557,823	2.63
うち有価証券	前連結会計年度	20,930,164	258,422	21,188,587	393,501	△23,731	369,770	1.75
	当連結会計年度	19,186,228	298,963	19,485,192	350,042	△16,786	333,255	1.71
うちコールローン及び買入手形	前連結会計年度	985,167	―	985,167	28,208	―	28,208	2.86
	当連結会計年度	912,955	―	912,955	26,014	―	26,014	2.85
うち買現先勘定	前連結会計年度	187,604	―	187,604	7,098	―	7,098	3.78
	当連結会計年度	346,065	―	346,065	7,044	―	7,044	2.04
うち債券貸借取引支払保証金	前連結会計年度	1,329,318	―	1,329,318	4,857	―	4,857	0.37
	当連結会計年度	980,818	―	980,818	7,032	―	7,032	0.72
うち預け金	前連結会計年度	2,585,849	△98,676	2,487,172	99,826	△3,063	96,763	3.89
	当連結会計年度	3,742,056	△218,206	3,523,849	106,178	△5,057	101,120	2.87
資金調達勘定	前連結会計年度	89,925,283	△774,915	89,150,368	841,922	△31,450	810,471	0.91
	当連結会計年度	90,136,680	△1,122,226	89,014,453	986,648	△51,591	935,056	1.05
うち預金	前連結会計年度	72,145,136	△99,214	72,045,922	460,217	△3,138	457,078	0.63
	当連結会計年度	72,595,830	△218,942	72,376,887	500,790	△5,099	495,690	0.68
うち譲渡性預金	前連結会計年度	3,103,373	―	3,103,373	43,476	―	43,476	1.40
	当連結会計年度	3,218,557	―	3,218,557	51,103	―	51,103	1.59
うちコールマネー及び売渡手形	前連結会計年度	3,234,688	―	3,234,688	18,807	―	18,807	0.58
	当連結会計年度	2,401,980	―	2,401,980	23,529	―	23,529	0.98
うち売現先勘定	前連結会計年度	510,425	―	510,425	18,354	―	18,354	3.60
	当連結会計年度	310,979	―	310,979	7,404	―	7,404	2.38
うち債券貸借取引受入担保金	前連結会計年度	2,301,547	―	2,301,547	60,856	―	60,856	2.64
	当連結会計年度	2,041,013	―	2,041,013	45,499	―	45,499	2.23
うちコマーシャル・ペーパー	前連結会計年度	712	―	712	1	―	1	0.24
	当連結会計年度	―	―	―	―	―	―	―
うち借用金	前連結会計年度	3,689,409	△674,161	3,015,247	60,487	△28,311	32,175	1.07
	当連結会計年度	4,717,263	△901,569	3,815,693	94,353	△46,491	47,862	1.25
うち短期社債	前連結会計年度	370,939	―	370,939	1,503	―	1,503	0.41
	当連結会計年度	494,241	―	494,241	4,105	―	4,105	0.83
うち社債	前連結会計年度	4,132,284	―	4,132,284	89,719	―	89,719	2.17
	当連結会計年度	3,994,667	―	3,994,667	90,945	―	90,945	2.28

(注) 1　「国内」、「海外」間の内部取引は、「消去又は全社(△)」欄に表示しております。

2　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3　無利息預け金の平均残高(前連結会計年度1,146,135百万円、当連結会計年度881,666百万円)を資金運用勘定から控除して表示しております。

4　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前連結会計年度2,607百万円、当連結会計年度2,771百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前連結会計年度2,607百万円、当連結会計年度2,771百万円)及び利息(前連結会計年度5百万円、当連結会計年度10百万円)を資金調達勘定から、それぞれ控除して表示しております。

③ 国内・海外別役務取引の状況

当連結会計年度の役務取引等収益は前連結会計年度比17億円減少して7,042億円、一方役務取引等費用は同45億円減少して922億円となったことから、役務取引等収支は同28億円の増益となる6,119億円となりました。

国内・海外別に見ますと、国内の役務取引等収益は前連結会計年度比138億円減少して6,336億円、一方役務取引等費用は同70億円減少して828億円となったことから、役務取引等収支は同68億円の減益となる5,508億円となりました。

海外の役務取引等収益は前連結会計年度比127億円増加して719億円、一方役務取引等費用は同31億円増加して105億円となったことから、役務取引等収支は同95億円の増益となる614億円となりました。

種類	期別	国内	海外	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
役務取引等収益	前連結会計年度	647,473	59,223	△698	705,998
	当連結会計年度	633,655	71,996	△1,368	704,283
うち預金・貸出業務	前連結会計年度	25,034	40,664	―	65,698
	当連結会計年度	24,604	49,217	―	73,822
うち為替業務	前連結会計年度	123,671	9,166	△1	132,836
	当連結会計年度	125,254	8,568	△177	133,645
うち証券関連業務	前連結会計年度	48,378	271	―	48,650
	当連結会計年度	35,060	58	―	35,118
うち代理業務	前連結会計年度	16,581	―	―	16,581
	当連結会計年度	16,028	―	―	16,028
うち保護預り・貸金庫業務	前連結会計年度	7,317	4	△0	7,322
	当連結会計年度	7,140	4	―	7,144
うち保証業務	前連結会計年度	45,102	1,266	△407	45,961
	当連結会計年度	43,376	4,150	△410	47,117
うちクレジットカード関連業務	前連結会計年度	117,197	―	―	117,197
	当連結会計年度	128,575	―	―	128,575
役務取引等費用	前連結会計年度	89,805	7,353	△345	96,812
	当連結会計年度	82,800	10,537	△1,047	92,289
うち為替業務	前連結会計年度	25,135	2,262	△198	27,200
	当連結会計年度	26,683	5,103	△174	31,612

(注) 1 「国内」とは、当社、国内銀行連結子会社(海外店を除く。)及びその他の国内連結子会社であります。
2 「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。
3 「国内」、「海外」間の内部取引は、「消去又は全社(△)」欄に表示しております。

④　国内・海外別特定取引の状況

ア　特定取引収益・費用の内訳

当連結会計年度の特定取引収益は前連結会計年度比3,420億円増加して4,695億円、一方特定取引費用は同19億円減少したことから、特定取引収支は同3,439億円の増益となる4,695億円となりました。

国内・海外別に見ますと、国内の特定取引収益は前連結会計年度比3,427億円増加して4,703億円、一方特定取引費用は同45億円増加して152億円となったことから、特定取引収支は同3,381億円の増益となる4,551億円となりました。

海外の特定取引収益は前連結会計年度比93億円増加して308億円、一方特定取引費用は同36億円増加して164億円となったことから、特定取引収支は同57億円の増益となる144億円となりました。

種類	期別	国内	海外	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
特定取引収益	前連結会計年度	127,667	21,459	△21,564	127,561
	当連結会計年度	470,388	30,848	△31,665	469,571
うち商品有価証券収益	前連結会計年度	15,071	37	―	15,109
	当連結会計年度	21,082	324	―	21,406
うち特定取引有価証券収益	前連結会計年度	―	―	―	―
	当連結会計年度	2,705	228	―	2,934
うち特定金融派生商品収益	前連結会計年度	109,351	21,422	△21,564	109,208
	当連結会計年度	439,734	30,296	△31,665	438,365
うちその他の特定取引収益	前連結会計年度	3,244	―	―	3,244
	当連結会計年度	6,865	―	―	6,865
特定取引費用	前連結会計年度	10,720	12,780	△21,564	1,936
	当連結会計年度	15,242	16,423	△31,665	―
うち商品有価証券費用	前連結会計年度	―	―	―	―
	当連結会計年度	―	―	―	―
うち特定取引有価証券費用	前連結会計年度	1,928	7	―	1,936
	当連結会計年度	―	―	―	―
うち特定金融派生商品費用	前連結会計年度	8,791	12,773	△21,564	―
	当連結会計年度	15,242	16,423	△31,665	―
うちその他の特定取引費用	前連結会計年度	―	―	―	―
	当連結会計年度	―	―	―	―

(注) 1　「国内」とは、当社、国内銀行連結子会社(海外店を除く。)及びその他の国内連結子会社であります。

2　「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。

3　「国内」、「海外」間の内部取引は、「消去又は全社(△)」欄に表示しております。

イ　特定取引資産・負債の内訳(末残)

当連結会計年度末の特定取引資産残高は前連結会計年度末比8,457億円増加して４兆1,236億円、特定取引負債残高は同7,283億円増加して２兆6,713億円となりました。

国内・海外別に見ますと、国内の特定取引資産残高は前連結会計年度末比7,577億円増加して３兆6,640億円、特定取引負債残高は同7,381億円増加して２兆3,107億円となりました。

海外の特定取引資産残高は前連結会計年度末比934億円増加して4,907億円、特定取引負債残高は同43億円減少して3,917億円となりました。

種類	期別	国内	海外	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
特定取引資産	前連結会計年度	2,906,229	397,304	△25,647	3,277,885
	当連結会計年度	3,664,024	490,723	△31,135	4,123,611
うち商品有価証券	前連結会計年度	27,932	25,355	―	53,288
	当連結会計年度	223,360	7,082	―	230,442
うち商品有価証券派生商品	前連結会計年度	373	―	―	373
	当連結会計年度	3,043	―	―	3,043
うち特定取引有価証券	前連結会計年度	―	―	―	―
	当連結会計年度	―	―	―	―
うち特定取引有価証券派生商品	前連結会計年度	2,344	―	―	2,344
	当連結会計年度	10,440	―	―	10,440
うち特定金融派生商品	前連結会計年度	1,778,913	371,949	△25,647	2,125,214
	当連結会計年度	2,542,809	483,640	△31,135	2,995,314
うちその他の特定取引資産	前連結会計年度	1,096,664	―	―	1,096,664
	当連結会計年度	884,370	―	―	884,370
特定取引負債	前連結会計年度	1,572,595	396,026	△25,647	1,942,973
	当連結会計年度	2,310,732	391,720	△31,135	2,671,316
うち売付商品債券	前連結会計年度	12,065	4,349	―	16,415
	当連結会計年度	19,312	733	―	20,046
うち商品有価証券派生商品	前連結会計年度	288	―	―	288
	当連結会計年度	3,881	―	―	3,881
うち特定取引売付債券	前連結会計年度	―	―	―	―
	当連結会計年度	―	―	―	―
うち特定取引有価証券派生商品	前連結会計年度	1,975	―	―	1,975
	当連結会計年度	10,196	―	―	10,196
うち特定金融派生商品	前連結会計年度	1,558,265	391,676	△25,647	1,924,294
	当連結会計年度	2,277,341	390,986	△31,135	2,637,192
うちその他の特定取引負債	前連結会計年度	―	―	―	―
	当連結会計年度	―	―	―	―

(注)１　「国内」とは、当社、国内銀行連結子会社(海外店を除く。)及びその他の国内連結子会社であります。
２　「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。
３　「国内」、「海外」間の内部取引は、「消去又は全社(△)」欄に表示しております。

⑤ 国内・海外別預金残高の状況

○ 預金の種類別残高(末残)

種類	期別	国内	海外	合計
		金額(百万円)	金額(百万円)	金額(百万円)
預金合計	前連結会計年度	65,811,653	6,344,570	72,156,224
	当連結会計年度	66,847,626	5,842,997	72,690,624
うち流動性預金	前連結会計年度	41,266,689	5,330,090	46,596,779
	当連結会計年度	40,874,881	4,608,327	45,483,209
うち定期性預金	前連結会計年度	21,273,509	1,006,239	22,279,749
	当連結会計年度	21,905,957	1,227,876	23,133,834
うちその他	前連結会計年度	3,271,453	8,241	3,279,695
	当連結会計年度	4,066,787	6,793	4,073,580
譲渡性預金	前連結会計年度	1,883,747	705,470	2,589,217
	当連結会計年度	2,261,006	817,143	3,078,149
総合計	前連結会計年度	67,695,400	7,050,041	74,745,441
	当連結会計年度	69,108,632	6,660,140	75,768,773

(注) 1 「国内」とは、当社、国内銀行連結子会社(海外店を除く。)及びその他の国内連結子会社であります。
2 「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。
3 流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金
4 定期性預金＝定期預金＋定期積金

⑥ 国内・海外別貸出金残高の状況

○ 業種別貸出状況(残高・構成比)

「(3) 事業の種類別セグメントの業績」の「⑥事業の種類別貸出金残高の状況　ア　業種別貸出状況(残高・構成比)」に記載しているため、当該欄での記載を省略しております。

⑦ 国内・海外別有価証券の状況

○ 有価証券残高(末残)

種類	期別	国内	海外	全社	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
国債	前連結会計年度	7,640,069	―	―	7,640,069
	当連結会計年度	9,339,978	―	―	9,339,978
地方債	前連結会計年度	571,103	―	―	571,103
	当連結会計年度	439,228	―	―	439,228
社債	前連結会計年度	4,066,497	―	―	4,066,497
	当連結会計年度	3,880,773	―	―	3,880,773
株式	前連結会計年度	4,468,620	―	278,980	4,747,601
	当連結会計年度	3,492,468	―	257,294	3,749,762
その他の証券	前連結会計年度	2,306,641	1,205,587	―	3,512,228
	当連結会計年度	4,236,572	1,871,186	―	6,107,758
合計	前連結会計年度	19,052,932	1,205,587	278,980	20,537,500
	当連結会計年度	21,389,021	1,871,186	257,294	23,517,501

(注) 1 「国内」とは、当社、国内銀行連結子会社(海外店を除く。)及びその他の国内連結子会社であります。

2 「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。

3 「その他の証券」には、外国債券及び外国株式を含んでおります。

（自己資本比率の状況）

（参考）

自己資本比率は、「銀行法第52条の25の規定に基づき、銀行持株会社が銀行持株会社及びその子会社の保有する資産等に照らしそれらの自己資本の充実の状況が適当であるかどうかを判断するための基準」（平成18年金融庁告示第20号。以下、「告示」という。）に定められた算式に基づき、連結ベースについて算出しております。

当社は、第一基準を適用のうえ、信用リスク・アセットの算出においては基礎的内部格付手法を採用するとともに、マーケット・リスク規制を導入しております。オペレーショナル・リスク相当額の算出においては、平成20年３月31日から先進的計測手法を採用しております。なお、平成19年３月31日は基礎的手法を採用しております。

連結自己資本比率(第一基準)

項目		平成19年３月31日	平成20年３月31日
		金額(百万円)	金額(百万円)
基本的項目(Tier 1)	資本金	1,420,877	1,420,877
	うち非累積的永久優先株(注) 1	―	―
	新株式申込証拠金	―	―
	資本剰余金	57,773	57,826
	利益剰余金	1,386,436	1,740,610
	自己株式(△)	123,454	123,989
	自己株式申込証拠金	―	―
	社外流出予定額(△)	66,619	60,135
	その他有価証券の評価差損(△)	―	―
	為替換算調整勘定	△30,656	△27,323
	新株予約権	14	43
	連結子会社の少数株主持分	1,399,794	1,643,903
	うち海外特別目的会社の発行する優先出資証券(※)	1,159,585	1,217,010
	営業権相当額(△)	49	262
	のれん相当額(△)	100,801	178,383
	企業結合等により計上される無形固定資産相当額(△)	―	―
	証券化取引に伴い増加した自己資本相当額(△)	40,057	44,045
	期待損失額が適格引当金を上回る額の50%相当額(△)	―	―
	繰延税金資産の控除前の[基本的項目]計(上記各項目の合計額)	3,903,257	4,429,121
	繰延税金資産の控除金額(△)(注) 2	―	47,657
	計 (A)	3,903,257	4,381,464
	うちステップ・アップ金利条項付の優先出資証券(注) 3	535,835	458,260

項目			平成19年3月31日	平成20年3月31日
			金額(百万円)	金額(百万円)
補完的項目(Tier 2)	その他有価証券の連結貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45%相当額		825,432	334,313
	土地の再評価額と再評価の直前の帳簿価額の差額の45%相当額		39,367	37,220
	一般貸倒引当金		35,309	59,517
	適格引当金が期待損失額を上回る額		175,921	67,758
	負債性資本調達手段等		2,564,195	2,523,062
	うち永久劣後債務(注)4		1,114,044	998,288
	うち期限付劣後債務及び期限付優先株(注)5		1,450,150	1,524,774
	計		3,640,226	3,021,872
	うち自己資本への算入額	(B)	3,640,226	3,021,872
準補完的項目(Tier 3)	短期劣後債務		―	―
	うち自己資本への算入額	(C)	―	―
控除項目	控除項目(注)6	(D)	690,759	737,792
自己資本額	(A)+(B)+(C)−(D)	(E)	6,852,723	6,665,543
リスク・アセット等	資産(オン・バランス)項目		47,394,806	49,095,397
	オフ・バランス取引等項目		8,713,413	10,239,755
	信用リスク・アセットの額	(F)	56,108,219	59,335,152
	マーケット・リスク相当額に係る額((H)/8%)	(G)	412,044	430,220
	(参考)マーケット・リスク相当額	(H)	32,963	34,417
	オペレーショナル・リスク相当額に係る額((J)/8%)	(I)	4,020,082	3,355,600
	(参考)オペレーショナル・リスク相当額	(J)	321,606	268,448
	旧所要自己資本の額に告示に定める率を乗じて得た額が新所要自己資本の額を上回る額に12.5を乗じて得た額	(K)	―	―
	計((F)+(G)+(I)+(K))	(L)	60,540,346	63,120,972
連結自己資本比率(第一基準)=E/L×100(%)			11.31%	10.55%
(参考)Tier 1比率=A/L×100(%)			6.44%	6.94%

(注) 1 資本金の「うち非累積的永久優先株」については、非累積的永久優先株に係る資本項目別の残高内訳がないため記載しておりません。なお、基本的項目に含まれる非累積的永久優先株の額は平成19年3月31日現在360,303百万円、平成20年3月31日現在360,303百万円であります。

2 繰延税金資産の純額に相当する額は平成19年3月31日現在836,270百万円、平成20年3月31日現在933,481百万円であります。また、基本的項目への繰延税金資産の算入上限額は平成19年3月31日現在1,170,977百万円、平成20年3月31日現在885,824百万円であります。

3 告示第5条第2項に掲げるもの、すなわち、ステップ・アップ金利等の特約を付すなど償還を行う蓋然性を有する株式等(海外特別目的会社の発行する優先出資証券を含む。)であります。

4 告示第6条第1項第4号に掲げる負債性資本調達手段で次に掲げる性質のすべてを有するものであります。
(1) 無担保で、かつ、他の債務に劣後する払込済のものであること。
(2) 一定の場合を除き、償還されないものであること。
(3) 業務を継続しながら損失の補てんに充当されるものであること。
(4) 利払い義務の延期が認められるものであること。

5 告示第6条第1項第5号及び第6号に掲げるものであります。ただし、期限付劣後債務は契約時における償還期間が5年を超えるものに限られております。

6 告示第8条第1項第1号から第6号に掲げるものであり、他の金融機関の資本調達手段の意図的な保有相当額、及び第2号に規定するものに対する投資に相当する額が含まれております。

(※)　「連結自己資本比率(第一基準)」における「基本的項目」の中の「うち海外特別目的会社の発行する優先出資証券」は、当社、株式会社三井住友銀行(以下、「当行」という。)及び株式会社関西アーバン銀行の海外特別目的会社が発行している以下７件の優先出資証券であります。

なお、当社は、平成20年４月28日開催の取締役会において、SB Treasury Company L.L.C.が発行した優先出資証券を平成20年６月30日を予定日として全額償還することを決議いたしております。

１．当社の海外特別目的会社が発行している優先出資証券の概要

発行体	SMFG Preferred Capital USD 1 Limited	SMFG Preferred Capital GBP 1 Limited	SMFG Preferred Capital JPY 1 Limited
発行証券の種類	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券
償還期限	定めず	定めず	定めず
任意償還	平成29年１月以降の各配当支払日(ただし金融庁の事前承認が必要)	平成29年１月以降の各配当支払日(ただし金融庁の事前承認が必要)	平成30年１月以降の各配当支払日(ただし金融庁の事前承認が必要)
発行総額	1,650百万米ドル	500百万英ポンド	135,000百万円
払込日	平成18年12月18日	平成18年12月18日	平成20年２月７日
配当率	固定 (ただし、平成29年１月の配当支払日以降は、変動配当率が適用されるとともにステップ・アップ金利が付される)	固定 (ただし、平成29年１月の配当支払日以降は、変動配当率が適用されるとともにステップ・アップ金利が付される)	固定 (ただし、平成30年１月の配当支払日以降は変動配当。金利ステップ・アップなし)
配当日	毎年１月25日及び７月25日	平成29年１月までは毎年１月25日 平成29年７月以降は毎年１月25日及び７月25日	毎年１月25日及び７月25日
配当停止条件	強制配当停止事由 ①当社に「清算事由(注)1」又は「支払不能事由(注)2」が発生した場合には、配当が停止される(停止された配当は累積しない)。 ②「配当制限」又は「分配可能額制限」が適用される場合には、配当が減額又は停止される。 任意配当停止事由 「監督事由(注)3」に抵触する場合、又は、当社優先株式(注)4が存在しない状況で当社普通株式の配当を行っていない場合には、配当を減額又は停止できる。	強制配当停止事由 ①当社に「清算事由(注)1」又は「支払不能事由(注)2」が発生した場合には、配当が停止される(停止された配当は累積しない)。 ②「配当制限」又は「分配可能額制限」が適用される場合には、配当が減額又は停止される。 任意配当停止事由 「監督事由(注)3」に抵触する場合、又は、当社優先株式(注)4が存在しない状況で当社普通株式の配当を行っていない場合には、配当を減額又は停止できる。	強制配当停止事由 ①当社に「清算事由(注)1」又は「支払不能事由(注)2」が発生した場合には、配当が停止される(停止された配当は累積しない)。 ②「配当制限」又は「分配可能額制限」が適用される場合には、配当が減額又は停止される。 任意配当停止事由 「監督事由(注)3」に抵触する場合、又は、当社優先株式(注)4が存在しない状況で当社普通株式の配当を行っていない場合には、配当を減額又は停止できる。
配当制限	当社優先株式(注)4への配当が減額又は停止された場合は、本優先出資証券への配当も同じ割合で減額又は停止される。	当社優先株式(注)4への配当が減額又は停止された場合は、本優先出資証券への配当も同じ割合で減額又は停止される。	当社優先株式(注)4への配当が減額又は停止された場合は、本優先出資証券への配当も同じ割合で減額又は停止される。
分配可能額制限	「分配可能額(注)5」が本優先出資証券及び同順位証券の配当総額に不足している場合、本優先出資証券への配当金は「処分可能分配可能額(注)6」に等しい金額となる。	「分配可能額(注)5」が本優先出資証券及び同順位証券の配当総額に不足している場合、本優先出資証券への配当金は「処分可能分配可能額(注)6」に等しい金額となる。	「分配可能額(注)5」が本優先出資証券及び同順位証券の配当総額に不足している場合、本優先出資証券への配当金は「処分可能分配可能額(注)6」に等しい金額となる。
強制配当	当社直近事業年度につき当社普通株式への配当が支払われた場合には、本優先出資証券への配当が全額なされる。ただし、上記「配当停止条件」の制限に服する。	当社直近事業年度につき当社普通株式への配当が支払われた場合には、本優先出資証券への配当が全額なされる。ただし、上記「配当停止条件」の制限に服する。	当社直近事業年度につき当社普通株式への配当が支払われた場合には、本優先出資証券への配当が全額なされる。ただし、上記「配当停止条件」の制限に服する。
残余財産分配請求権	当社優先株式(注)4と同格	当社優先株式(注)4と同格	当社優先株式(注)4と同格

(注) 1　清算事由

清算手続の開始、裁判所による破産手続開始の決定、裁判所による事業の全部の廃止を内容とする更生計画案の作成の許可。

2　支払不能事由

債務に対する支払不能（破産法上の支払不能）、債務超過、監督当局が関連法規に基づき当社が支払不能の状態に陥っているという決定の下に法的措置をとること。

3　監督事由

当社の自己資本比率またはTier1比率が、それぞれ８％、４％を下回る場合。

4　当社優先株式

自己資本比率規制上の基本的項目と認められる当社優先株式。今後発行される当社優先株式を含む。

5　分配可能額

直前に終了した当社の事業年度に関する計算書類確定時点における会社法上の分配可能額から、直前に終了した事業年度末時点での当社の優先株式の保有者に対して当該計算書類確定時点以降に支払われた配当額または支払われる予定の配当額を差し引いた額をいう。

6　処分可能分配可能額

当該事業年度中に支払われる本優先出資証券及び同順位証券への配当総額が、本優先出資証券に係る「分配可能額」を超えないように、本優先出資証券及び同順位証券間で当該「分配可能額」を按分して計算された、各本優先出資証券の各配当支払日において支払可能な金額をいう。

2．当行の海外特別目的会社が発行している優先出資証券の概要

発行体	SB Treasury Company L.L.C.（“SBTC-LLC”）	SB Equity Securities (Cayman), Limited（“SBES”）	Sakura Preferred Capital (Cayman) Limited（“SPCL”）
発行証券の種類	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券
償還期限	定めず	定めず	定めず
任意償還	平成20年６月以降の各配当支払日（ただし金融庁の事前承認が必要）	平成21年６月以降の各配当支払日（ただし金融庁の事前承認が必要）	平成21年１月以降の各配当支払日（ただし金融庁の事前承認が必要）
発行総額	1,800百万米ドル	340,000百万円 Series A-1　315,000百万円 Series A-2　5,000百万円 Series B　20,000百万円	283,750百万円 Initial Series　258,750百万円 Series B　25,000百万円
払込日	平成10年２月18日	Series A-1　平成11年２月26日 Series A-2　平成11年３月26日 Series B　平成11年３月１日	Initial Series　平成10年12月24日 Series B　平成11年３月30日
配当率	固定 （ただし平成20年６月の配当支払日以降は、変動配当率が適用されるとともに、150ベーシス・ポイントのステップ・アップ金利が付される）	Series A-1　変動（金利ステップ・アップなし） Series A-2　変動（金利ステップ・アップなし） Series B　固定（ただし平成21年６月の配当支払日以降は変動配当。金利ステップ・アップなし）	Initial Series　変動（金利ステップ・アップなし） Series B　変動（金利ステップ・アップなし）
配当日	毎年６月・12月の最終営業日	毎年６月・12月の最終営業日	毎年７月24日と１月24日 （休日の場合は翌営業日）
配当停止条件	以下のいずれかの事由が発生した場合は、配当の支払いは停止される（停止された配当は累積しない）。 ①当行が自己資本比率/Tier1比率の最低水準を達成できない場合（ただし配当停止は当行の任意） ②当行につき、清算、破産または清算的会社更生が開始された場合 ③当行優先株式(注)2または普通株式への配当が停止され、かつ当行が本優先出資証券への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される（停止された配当は累積しない）。 ①「損失吸収事由(注)1」が発生した場合 ②当行優先株式(注)2への配当が停止された場合 ③当行の配当可能利益が、当行優先株式(注)2及びSBTC-LLCが発行した優先出資証券への年間配当予定額の合計額以下となる場合 ④当行普通株式への配当が停止され、かつ当行が本優先出資証券(注)3への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される（停止された配当は累積しない）。 ①当行優先株式(注)2について当行直近事業年度にかかる配当が一切支払われなかった場合 ②当行自己資本比率が規制上必要な比率を下回った場合（ただし、下記の強制配当事由の不存在を条件とする） ③当行が発行会社に対し配当不払いの通知をした場合（ただし、下記の強制配当事由の不存在を条件とする） ④当行が支払不能若しくは債務超過である旨の通知を当行が発行会社に行った場合
配当制限	規定なし	当行優先株式(注)2への配当が減額された場合は本優先出資証券(注)3への配当も同じ割合で減額される。	当行優先株式(注)2への配当が減額された場合は本優先出資証券(注)3への配当も同じ割合で減額される。
分配可能金額制限	規定なし	本優先出資証券(注)3への配当額は、当行の配当可能利益／予想配当可能利益から、当行優先株式(注)2及びSBTC-LLCが発行した優先出資証券への年間配当予定額を差し引いた、残余額の範囲内でなければならない(注)4(注)5。	本優先出資証券(注)3への配当金は、直近事業年度の当行分配可能額（当行優先株式(注)2への配当があればその額を控除した額）の範囲内で支払われる(注)6。
強制配当	当行直近事業年度につき当行株式への配当が支払われた場合には、同事業年度末を含む暦年の12月及び翌暦年の６月における配当が全額なされる。	当行直近事業年度につき当行普通株式への配当が支払われた場合には、同事業年度末を含む暦年の12月及び翌暦年の６月における配当が全額なされる。ただし、上記「配当停止条件」①ないし③、「配当制限」及び「分配可能金額制限」の制限に服する。	当行直近事業年度の当行普通株式の中間又は期末配当が支払われた場合には同事業年度末以降連続する２配当支払日（同年度末を含む暦年の７月及び翌暦年の１月）における配当が全額なされる。ただし、上記の「配当停止条件」④及び「分配可能金額制限」の制限に服する。
残余財産分配請求権	当行優先株式(注)2と同格	当行優先株式(注)2と同格	当行優先株式(注)2と同格

(注) 1　損失吸収事由

当行につき、①自己資本比率／Tier1比率の最低水準未達、②債務不履行、③債務超過、または④「管理変更事由」((a)清算事由<清算、破産または清算的会社更生>の発生、(b)会社更生、会社整理等の手続開始、(c)監督当局が、当行が支払不能または債務超過の状態にあること、または当行を公的管理に置くことを公表)が発生すること。ただし①の場合は、配当を停止するかどうかは当行の任意。

2　当行優先株式

自己資本比率規制上の基本的項目と認められる当行優先株式。今後発行される当行優先株式を含む。

3　本優先出資証券

当該発行体が今後新たに優先出資証券を発行した場合は、当該新発優先出資証券を含む。

4　SBESの分配可能金額制限における予想配当可能利益の勘案

当該現事業年度における本優先出資証券への年間配当予定額が、前事業年度末の当行の配当可能利益を基に計算した残余額の範囲内であっても、当該現事業年度の翌事業年度における本優先出資証券への年間配当予定額が、当該現事業年度末の当行の予想配当可能利益を基に計算した残余額を超える見込みである場合には、当該現事業年度における本優先出資証券への配当は、現事業年度末の予想配当可能利益を基に計算した残余額の範囲内で支払われる。

5　SBES以外の発行体から優先出資証券が発行されている場合の分配可能金額制限

SBES以外の当行連結子会社が、本優先出資証券と実質的に同条件の優先出資証券(「案分配当証券」)を発行している場合は、本優先出資証券への年間配当額は、案分配当証券がなければその限度額となる「残余額」に、本優先出資証券への年間配当予定額を分子、本優先出資証券への年間配当予定額と案分配当証券への年間配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

6　SPCL以外の発行体から優先出資証券が発行されている場合の分配可能金額制限

SPCL以外の当行連結子会社が、配当受領権において当行優先株式と同格の証券を発行している場合は、本優先出資証券への配当額は、直近事業年度の当行分配可能額(当行優先株式への配当があればその額を控除した額)に、本優先出資証券への配当予定額を分子、本優先出資証券への配当予定額と当該連結子会社が発行する証券への配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

3．株式会社関西アーバン銀行の海外特別目的会社が発行している優先出資証券の概要

発行体	KUBC Preferred Capital Cayman Limited
発行証券の種類	非累積型・固定／変動配当・優先出資証券(以下、「本優先出資証券」という。)
償還期限	定めず
任意償還	平成24年7月以降の各配当支払日 (ただし金融庁の事前承認が必要)
発行総額	125億円
払込日	平成19年1月25日
配当率	固定 (ただし平成29年7月の配当支払日以降は、変動配当率が適用されるとともに、100ベーシス・ポイントのステップ・アップ金利が付される)
配当日	毎年1月25日と7月25日(初回配当支払日は平成19年7月25日) 該当日が営業日でない場合は直後の営業日
配当停止条件	以下のいずれかの事項に該当する場合は、当該配当支払日における配当は支払われない。 (1) 当該配当支払日の直前に終了した事業年度中の日を基準日とする株式会社関西アーバン銀行最優先株式(注)1に対する配当を全く支払わない旨宣言され、それが確定した場合。 (2) 当該配当支払日の5営業日前までに、株式会社関西アーバン銀行が発行会社に対し支払不能証明書(注)2を交付した場合。 (3) 当該配当支払日が監督期間(注)3中に到来し、かつ、株式会社関西アーバン銀行が、当該配当支払日の5営業日前までに、発行会社に対して当該配当支払日に本優先出資証券に関して配当を行うことを禁止する旨の監督期間配当指示(注)4を交付している場合。 (4) 当該配当支払日が強制配当支払日でなく、当該配当支払日の5営業日以前に、株式会社関西アーバン銀行が発行会社に対して当該配当支払日に配当を行わないよう求める配当不払指示(注)5を交付している場合。 (5) 当該配当支払日が株式会社関西アーバン銀行の清算期間(注)6中に到来する場合。 また、配当が支払われる場合においても、配当制限若しくは分配可能金額制限の適用又は監督期間配当指示(注)4若しくは配当減額指示(注)7がある場合には、それぞれ制限を受ける。
配当制限	ある事業年度中のいずれかの日を基準日とする株式会社関西アーバン銀行最優先株式(注)1に関する配当に関して、株式会社関西アーバン銀行がその一部のみを支払う旨宣言し、それが確定した場合、発行会社が当該事業年度終了直後の7月及び1月の配当支払日に本優先出資証券に関する配当として支払可能な金額は、定款に従い、株式会社関西アーバン銀行最優先株式(注)1について当該事業年度中の日を基準日として株式会社関西アーバン銀行が宣言し、かつ確定した配当金額(上記一部配当金額を含む。)の合計金額の、かかる株式会社関西アーバン銀行最優先株式(注)1の配当金全額に対する比率をもって、本優先出資証券の配当金全額を按分した金額を上限とする。 株式会社関西アーバン銀行のある事業年度中の日を基準日とする株式会社関西アーバン銀行最優先株式(注)1に関する配当に関して、株式会社関西アーバン銀行がこれを行わない旨宣言し、かつそれが確定した場合、発行会社は、当該事業年度終了直後の7月及び1月の配当支払日に本優先出資証券に関する配当を行うことができない。
分配可能金額制限	本優先出資証券への配当金は、下記に定める金額の範囲内でなければならない。 (1) 7月に到来する配当支払日(「前期配当支払日」)に関しては、株式会社関西アーバン銀行の分配可能額から下記(A)、(B)及び(C)に記載の金額を控除した金額 (A) 直近に終了した株式会社関西アーバン銀行の事業年度にかかる計算書類につき会社法上必要な取締役会又は株主総会の承認を受けた日以降に株式会社関西アーバン銀行の全ての種類の優先株式に関して支払う旨宣言され、かつそのように確定した配当の金額 (B) 株式会社関西アーバン銀行の子会社(発行会社を除く。)が発行した証券で株式会社関西アーバン銀行の全ての種類の優先株式と比較して配当の順位が同等であるものの保有者に関する配当及びその他の分配金で、その支払の宣言が株式会社関西アーバン銀行の当該事業年度末以降になされた配当及びその他の分配金の金額 (C) 配当同順位株式(注)8(もしあれば)の配当で、その支払の宣言が株式会社関西アーバン銀行の当該事業年度末以降になされた配当の金額 (2) 前期配当支払日の翌年1月に到来する配当支払日(「後期配当支払日」)に関しては、上記(1)に記載の金額から下記(x)、(y)及び(z)に記載の金額を控除した額 (x) (後期配当支払日の前日の時点において)前期配当支払日以降上記(A)に定める株式に関して支払う旨宣言され、かつそのように確定した配当の金額 (y) 前期配当支払日に発行会社が本優先出資証券に関して支払う旨宣言された配当の金額 (z) (後期配当支払日の前日の時点において)前期配当支払日以降上記(B)及び(C)に定める証券の保有者に対して支払う旨宣言された配当の金額

強制配当	ある事業年度中のいずれかの日を基準日として、株式会社関西アーバン銀行が株式会社関西アーバン銀行の普通株式に関する配当を行った場合、発行会社は、当該事業年度終了直後の７月及び１月の配当支払日に本優先出資証券に対する全額の配当を行うことを要する(下記(1)、(2)、(3)及び(4)を条件とする。)。強制配当は、当該配当支払日に係る配当不払指示(注)5又は配当減額指示(注)7がなされているかどうかには関わりなく実施される。 (1) 支払不能証明書(注)2が交付されていないこと (2) 分配制限に服すること (3) 当該配当支払日が監督期間(注)3中に到来する場合には、監督期間配当指示(注)4に服すること (4) 当該配当支払日が株式会社関西アーバン銀行の清算期間(注)6中に到来するものでないこと
残余財産分配請求権	１口あたり10,000,000円

(注) 1　株式会社関西アーバン銀行最優先株式

株式会社関西アーバン銀行が自ら直接発行した優先株式で、自己資本の基本的項目に算入され、配当に関する順位が最も優先する優先株式。

2　支払不能証明書

株式会社関西アーバン銀行が支払不能状態であるか、株式会社関西アーバン銀行が発行会社から借り入れている劣後ローンの利息支払を行うことにより株式会社関西アーバン銀行が支払不能状態になる場合に、株式会社関西アーバン銀行が発行会社に対して交付する証明書。

支払不能状態とは、(x)株式会社関西アーバン銀行がその債務を支払期日に返済できないか、若しくはできなくなる状態(日本の破産法上の「支払不能」を意味する。)、あるいは株式会社関西アーバン銀行の負債(上記劣後ローン契約上の債務を除くとともに、株式会社関西アーバン銀行の基本的項目に関連する債務で、残余財産分配の優先順位において上記劣後ローン契約上の債務と同等又は劣後するものを除く。)が株式会社関西アーバン銀行の資産を超えるか、若しくは上記劣後ローンの利息の支払を行うことにより(発行会社の普通株式に関する配当が株式会社関西アーバン銀行に対して行われることによる影響を考慮しても)超える状態、又は(y)金融庁、その他日本において金融監督を担う行政機関が銀行が支払不能である旨判断し、その判断に基づき、法令に基づく措置を株式会社関西アーバン銀行に関して取ったことをいう。

3　監督期間

監督事由が発生し、かつ継続している期間。

監督事由とは、株式会社関西アーバン銀行が、金融商品取引法により内閣総理大臣に提出することが要求される有価証券報告書若しくは半期報告書に係る事業年度末又は半期末において日本の銀行規制に定める基準に基づき計算される株式会社関西アーバン銀行の自己資本比率又は自己資本の基本的項目比率が日本の銀行規制の要求する最低限のパーセンテージを下回った場合をいう。

4　監督期間配当指示

配当支払日が監督期間中に到来する場合に、株式会社関西アーバン銀行が、当該配当支払日の５営業日前までに発行会社に対してする、(a)当該配当支払日に本優先出資証券に関して配当を行うことを禁止する旨の指示、又は、(b)配当の宣言及び支払を、発行会社が本優先出資証券に対して支払ったであろう金額の100%に満たない割合に制限する旨の指示。

5　配当不払指示

株式会社関西アーバン銀行が、各配当支払日の５営業日前までに、当該配当支払日に配当を行わないよう発行会社に対して求める指示(強制配当支払日及び監督期間配当指示が交付された配当支払日については交付することができない。)。

6　清算期間

清算事由が発生し、かつ継続している期間。

清算事由とは、(a)日本法に基づき株式会社関西アーバン銀行の清算手続が開始された場合(会社法に基づく株式会社関西アーバン銀行の特別清算手続を含む。)又は(b)日本の管轄裁判所が(x)日本の破産法に基づき株式会社関西アーバン銀行の破産手続開始の決定をした場合、若しくは(y)日本の会社更生法に基づき株式会社関西アーバン銀行の事業の全部の廃止を内容とする更生計画案を認可した場合をいう。

7　配当減額指示

株式会社関西アーバン銀行が、各配当支払日の５営業日前までに、当該配当支払日に満額配当を行わないよう発行会社に対して求める指示(強制配当支払日及び監督期間配当指示が交付された配当支払日については交付することができない。)。

8　配当同順位株式

配当の支払において本優先出資証券と同順位であることが明示的に定められた発行会社の優先株式(本優先出資証券を除く。)。

2 【生産、受注及び販売の状況】

「生産、受注及び販売の状況」は、銀行持株会社としての業務の特殊性のため、該当する情報がないので記載しておりません。

3 【対処すべき課題】

サブプライムローン問題に端を発する金融市場の混乱に加え、国内外で景気の減速懸念が高まる中、当社グループは、平成20年度を、「不透明・不確実な環境変化に適切に対応しつつ、中期経営計画の実現に向け着実に前進する年」と位置付け、引き続き、当社グループの持ち味である「先進性」、「スピード」、「提案・解決力」を活かし、中期経営計画で掲げた「成長事業領域の重点的強化」及び「持続的成長に向けた企業基盤の整備」の２点に取り組んでまいります。

(1) 成長事業領域の重点的強化

(個人向け金融コンサルティングビジネス、支払・決済・コンシューマーファイナンス)

個人のお客さまにつきましては、まず、株式会社三井住友銀行における金融コンサルティングビジネスの一段の高度化を進めてまいります。具体的には、昨年12月に銀行等による保険販売が全面解禁されたことを受けて取扱いを開始した終身、定期、医療等の６種類の保険商品、投資信託、個人年金保険、SMBCフレンド証券株式会社が提供する投資一任契約に基づく資産運用サービス等の商品ラインアップの一層の充実を図り、引き続き、お客さまの多様化するニーズにお応えしてまいります。また、コンサルタントの増員、研修等を通じたコンサルタントのスキル向上に努めると共に、支店、SMBCコンサルティングプラザ及びSMBCコンサルティングオフィスといった多様な形態の店舗を積極的に展開してまいります。

次に、クレジットカード事業につきましては、本年２月に策定した当社グループの今後のクレジットカード事業戦略に基づき、来年４月を目途に、株式会社セントラルファイナンス、株式会社オーエムシーカード及び株式会社クオークの合併を計画しております。当社グループでは、今後、合併新会社と三井住友カード株式会社を軸に、グループトータルでのスケールメリットの追求及び提携各社の強みを活かしたトップラインシナジーの極大化を通じて、「本邦ナンバーワンのクレジットカード事業体」の実現を目指してまいります。加えて、プロミス株式会社との協働事業につきましても、引き続き、ローン契約機の増設等を通じて推進し、お客さまのライフスタイルに応じた健全なファイナンスニーズにお応えしてまいります。

(法人向けソリューションビジネス、投資銀行・信託業務)

法人のお客さまにつきましては、引き続き、お客さまの多様なニーズに的確に応える質の高いソリューション提供に取り組んでまいります。具体的には、株式会社三井住友銀行におきまして、シンジケート・ローン、ストラクチャード・ファイナンス等の多様な資金調達手法や、Ｍ＆Ａを通じた事業拡大・再編など、お客さまの経営課題に対するソリューション提供を、法人営業部等の営業拠点とコーポレート・アドバイザリー本部との協働や、大和証券エスエムビーシー株式会社との連携を通じて推進してまいります。また、営業拠点とプライベート・アドバイザリー本部との協働を通じて、事業承継、職域取引等の個人と法人のお客さまのニーズが重なる分野を強化いたしますと共に、本年４月に新設いたしましたグローバル・アドバイザリー部を通じて、国内外の拠点の連携を推進し、お客さまの海外進出や海外における事業展開等に対するソリューション提供を一段と強化してまいります。加えて、成長企業育成ビジネス、公共法人・地域金融機関取引、環境ビジネスといった成長分野における取組みにつきましても引き続き推進してまいります。

リース事業におきましては、当社グループと住友商事グループとの戦略的提携に基づき、昨年10月、三井住友銀リース株式会社と住商リース株式会社が合併し、三井住友ファイナンス＆リース株式会社が発足いたしました。今後、銀行系リースと商社系リースのノウハウを結集し、取扱商品の多様化、差別化を推進することにより、お客さまにとって、より付加価値の高い商品・サービスを提供してまいります。また、株式会社日本総研ソリューションズによるシステム構築・運用やＩＴ・セキュリティ関連コンサルティング業務等、グループ一体となったソリューション提供につきましても更に進めてまいります。

(グローバルマーケットにおける特定分野)

高い経済成長が見込まれるアジア地域を、引き続き重要市場と位置付け、本年４月に株式会社三井住友銀行にアジア・大洋州本部を設置し、より地域に密着した機動的な業務運営を進めてまいります。また、昨年来推進しておりますベトナムイグジムバンクとの資本・業務提携や第一商業銀行(台湾)などアジア各国の地場銀行との戦略的提携を梃子に、アジア地域における事業を一段と強化してまいります。加えて、中東等の成長市場における拠点の増強や、プロジェクトファイナンス、船舶ファイナンスといった株式会社三井住友銀行が強みを持つ特定プロダクツの強化につきましても、引き続き進めてまいります。

(自己勘定投資、アセット回転型ビジネス)

メザニン、エクイティやファンド投資等の自己勘定投資や、貸出等を通じて引き受けたリスクの加工及び投資家に対する販売を行うアセット回転型ビジネスについては、環境変化に対し柔軟かつ機敏に対応できる体制を構築し、ビジネス機会を適切に捕捉してまいります。

(2) 持続的成長に向けた企業基盤の整備

当社グループは、持続的成長を支える企業基盤の整備を一段と進めてまいります。

コンプライアンスにつきましては、引き続き、国内外を問わず、法令等の遵守を徹底し、磐石の体制を構築してまいります。また、CS・品質の向上につきましても、今後とも、お客さまのご意見・ご要望を活かす体制をより強化してまいります。

リスク管理につきましては、昨年度末に導入したバーゼルII(新ＢＩＳ規制)への対応を着実に進め、一段と高度化してまいりますとともに、株式会社三井住友銀行におきましては、本年４月に設置した与信モニタリング室を通じて、法人営業拠点に対する支援・指導を実施する等、与信管理体制の一段の強化を図ってまいります。

人材マネジメントにつきましても、意欲を持った従業員による、より上位の職務へのチャレンジや担当職務の拡大を通じて、お客さまにより質の高いサービスを提供できる体制を築いてまいります。

また、当社グループは、「最高の信頼を得られ世界に通じる金融グループ」を目指し、ニューヨーク証券取引所への上場を検討してまいります。

なお、当社は、中期経営計画に基づき、株主の皆さまへの利益還元を強化する観点から、平成20年度の普通株式１株当たりの配当金を、前年度実績対比で2,000円増加の14,000円（うち、7,000円は中間配当金）とする予定です。今後も、中期経営計画の着実な進捗に合わせて、株主還元の一層の充実を積極的に検討してまいります。

当社グループは、今年度、これらの取り組みを通じて中期経営計画達成への歩を進めてまいりますと共に、お客さま、株主・市場、社会からのご評価を更に高めてまいりたいと考えております。

4 【事業等のリスク】

当社及び当社グループの事業その他に関するリスクについて、投資者の判断に重要な影響を及ぼす可能性があると考えられる主な事項やその他リスク要因に該当しない事項であっても、投資者の投資判断上、重要であると考えられる事項について記載しております。また、これらのリスクは互いに独立するものではなく、ある事象の発生により他の様々なリスクが増大する可能性があることについてもご留意ください。なお、当社は、これらリスク発生の可能性を認識したうえで、発生を回避するための施策を講じるとともに、発生した場合には迅速かつ適切な対応に努める所存であります。

本項においては、将来に関する事項が含まれておりますが、当該事項は有価証券報告書提出日現在において判断したものであります。

1　当社グループのビジネス戦略

当社グループは、銀行業務を中心に、リース業務、証券業務、クレジットカード業務、投融資業務、ベンチャーキャピタル業務等の各種金融サービスを行うグループ会社群によって構成されており、これらのグループ会社間のシナジー効果を発揮し付加価値の高い金融サービスを幅広く提供するために、様々なビジネス戦略を実施し、グループ全体の収益力の極大化を目指しております。また、当社は平成19年４月に、平成19年度から21年度までの３年間を計画期間とする中期経営計画「LEAD THE VALUE 計画」を公表しておりますが、上記の戦略あるいは計画に記載した各種施策は必ずしも奏功するとは限らず、当初想定した成果をもたらさない可能性があります。

2　合弁事業、提携、買収及び経営統合

当社グループはこれまで、証券業務、コンシューマーファイナンス業務、クレジットカード業務、リース業務における提携に加えて海外の金融機関との提携等、様々な戦略的提携を行ってきており、今後も同様の戦略的提携等を行っていく可能性があります。しかし、こうした提携や新規事業等は、法制度の変更、経済環境の変化や競争の激化、提携先が提携業務の遂行に支障をきたす事態となった場合等には、期待されるサービス提供や十分な収益を確保できない可能性があります。また、提携に際して取得した株式や提携先に対する貸出金の価値が毀損する場合には、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

3　業務範囲の拡大

(1) 国内の業務範囲の拡大

最近の規制緩和に伴い、当社グループは新たな収益機会を得るために業務範囲を拡大することがあります。当社グループが業務範囲を拡大することに伴い、新たなリスクに晒されます。当社グループは、拡大された業務範囲に関するリスクについては全く経験がないか又は限定的な経験しか有していないことがあります。当社グループが精通していない業務分野に進出した場合又は競争の激しい分野に進出した場合等において、当社グループの業務範囲の拡大が奏功しないか又は当初想定した成果をもたらさない可能性があります。

(2) 海外の業務範囲の拡大

経済のグローバル化が進展する中で、当社グループは海外業務を拡大する可能性があります。当社グループはその場合、金利・為替リスク、現地の税制・規制の変更リスク、社会・政治・経済情勢が変化するリスク等に直面することから、結果として、想定した収益をあげることができない可能性があります。

4　子会社、関連会社等に関するリスク

当社グループは、グループ内の企業が相互に共働して営業活動を行っております。これらの会社の中には、当社グループの中核的業務である銀行業と比較して業績変動の大きい会社やリスクの種類や程度の異なる業務を行う会社もあります。当社グループがこれら子会社等への投資から便益を受けることができるかどうかは不確定であり、それらの会社の業績が悪化した場合に当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

5　他の金融機関との競争

当社グループは内外の銀行、証券会社、政府系金融機関、ノンバンク等との間で熾烈な競争関係にあります。今後、これら金融機関との競争が現在以上に激化する場合には、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

6　信用リスク

(1) 不良債権残高及び与信関係費用の増加

当社グループは、貸出金等の債権について、劣化に対する予防策やリスク管理を強化するなど、信用リスクに対して様々な対策を講じております。また、自己査定基準、償却引当基準に基づき、その信用リスクの程度に応じて、担保処分等による回収見込額及び貸倒実績率等を勘案した貸倒引当金を計上しております。

しかしながら、内外の経済動向の変化、取引先の経営状況の変化(業況の悪化、企業の信頼性を失墜させる不祥事等の問題の発生等)、担保価値及び貸倒実績率等の変動、貸倒引当金計上に係る会計基準等の変更等により、貸倒引当金積増し及び貸倒償却等の与信関係費用や不良債権残高が増加する可能性があります。その結果、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

(2) 取引先の業況の悪化

当社グループの取引先の中には、当該企業の属する業界が抱える固有の事情等の影響を受けている企業がありますが、内外の経済金融環境及び特定業種の抱える固有の事情の変化等により、当該業種に属する企業の財政状態が悪化する可能性があります。また、当社グループは、債権の回収を極大化するために、当社グループの貸出先に対する債権者としての法的権利を必ずしも行使せずに、状況に応じて債権放棄、デット・エクイティ・スワップ又は第三者割当増資の引受、追加貸出等の金融支援を行うことがあります。これら貸出先の信用状態が悪化したり、企業再建が奏功しない場合には、当社グループの不良債権残高、与信関係費用及びリスク・アセット等が増加し、経営成績及び財政状態に影響を及ぼす可能性があります。

(3) 他の金融機関における状況の変化

他の金融機関の経営状態の悪化により当該金融機関の流動性及び支払能力等に問題が発生した場合には、当社グループが、問題の生じた金融機関に対する支援を要請されたり、当社グループが保有する金融機関の株式が減価する可能性及び金融機関宛与信に関する与信関係費用等が増加したりする可能性があります。さらに、預金保険の基金が不十分となった場合には、預金保険料が引き上げられる可能性があります。

また、他の金融機関による貸出先への融資の打ち切り又は引き上げがあった場合には、貸出先の経営状態の悪化又は破綻がおこり、当該貸出先に対して当社グループが追加融資を求められたり、当社グループの不良債権残高及び与信関係費用等が増加したりする可能性があります。

7　保有株式に係るリスク

(1) 株式価値の低下リスク

当社グループは市場性のある株式等、大量の株式を保有しております。株式は価値の低下リスクがあるため、内外経済や株式市場の需給関係の悪化、発行体の経営状態の悪化等により株式の価値が低下する場合には、保有株式に減損処理及び評価損等が発生し、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

(2) 株式の処分に関するリスク

当社グループは、株価下落による経営成績及び自己資本比率への影響を減らす等の財務上のリスク削減の観点等から、場合によっては損失が発生するのを承知しながら株式の売却を行う可能性があります。当社グループが保有している株式には、取引先との良好な関係を築くために保有しているものがあり、こうした株式の売却は、取引先との関係の悪化や取引の減少を招く可能性があるほか、当該取引先が保有する当社株式の売却により、当社の株価に影響を及ぼす可能性があります。

8　トレーディング業務、保有債券等に係るリスク

当社グループは、デリバティブ取引を含む多種多様な金融商品を取扱うトレーディング業務や債券、ファンド等への投資を行っているため、当社グループの経営成績及び財政状態は、金利、為替、株価、債券価格、商品価格等の変動リスクに常に晒されております。例えば、金利が上昇したり債券の格付が引き下げられたりした場合、当社グループが保有する国債等の債券ポートフォリオの価値に影響を及ぼし、売却損や評価損等が発生する可能性があります。また、市場の低迷等により流動性が低下した場合、収益の減少をもたらしたり、ポジションを機敏に解消することができずに損失が発生したりする等、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

9　米国のサブプライムローン等に係るリスク

米国において発生したサブプライムローン問題等の状況が悪化することにより、当社グループが保有する有価証券の価格が下落したり、与信ポートフォリオの一部が影響を受けたりする可能性があります。また、金融市場の混乱や経済環境の悪化が世界的に長期化する場合は、直接的あるいは間接的に当社グループの資産に悪影響が生じるおそれがあります。その結果、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

10　為替リスク

当社グループが保有する外貨建資産及び負債は、為替レートが変動した場合において、これら外貨建資産及び負債に係る為替リスクが相殺されないとき又は適切にヘッジされていないときは、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

11　退職給付債務

当社グループの年金資産の運用利回りが期待運用収益率を下回った場合や退職給付債務を計算する前提となる割引率等の基礎率を変更した場合等には、数理計算上の差異が発生します。加えて、年金制度を変更した場合には過去勤務債務が発生します。これらの未認識債務は将来の一定期間にわたって損益として認識していくため、将来の退職給付費用が増加する可能性があり、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

12　自己資本比率

当社グループは海外営業拠点を有しておりますので、連結自己資本比率を平成18年金融庁告示第20号に定められる第一基準以上に維持する必要があります。また、当社の連結子会社である株式会社三井住友銀行も海外営業拠点を有しておりますので、連結自己資本比率及び単体自己資本比率を平成18年金融庁告示第19号に定められる国際統一基準以上に維持する必要があります(現状、これらの基準において必要とされる自己資本比率は８％以上であります)。

一方、当社の連結子会社のうち海外営業拠点を有していない株式会社みなと銀行、株式会社関西アーバン銀行及び株式会社ジャパンネット銀行については、連結自己資本比率及び単体自己資本比率を平成18年金融庁告示第19号に定められる国内基準以上に維持する必要があります(現状、この国内基準において必要とされる自己資本比率は４％以上であります)。

当社グループ又は当社の銀行子会社(株式会社三井住友銀行、株式会社みなと銀行、株式会社関西アーバン銀行、株式会社ジャパンネット銀行)の自己資本比率がこれらの基準を下回った場合、金融庁長官から自己資本比率に応じて、自己資本の充実に向けた様々な実行命令を受けるほか、業務の縮小や新規取扱いの禁止等を含む様々な命令を受けることになります。また、海外銀行子会社についても、現地において自己資本比率規制が適用されており、同様に現地当局から様々な規制及び命令を受けることになります。その場合、業務が制限されることにより、取引先に対して十分なサービスを提供することが困難となり、その結果、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

当社グループ及び当社の銀行子会社の自己資本比率は、当社グループ各社の経営成績の悪化や、本項「事業等のリスク」に記載する様々な要因が単独又は複合的に影響することによって低下する可能性があります。さらに、例えば次のような要因により自己資本比率が低下する可能性があります。

(1)　繰延税金資産の自己資本比率規制上の自己資本算入額に関する上限

わが国の自己資本比率規制において、繰延税金資産については、従来は貸借対照表計上額が全額自己資本の額に算入されておりましたが、平成17年12月に公布された自己資本比率規制の告示の改正により、主要な銀行及び銀行持株会社については、自己資本比率規制における自己資本のうち、基本的項目(Tier Ⅰ)に算入可能な繰延税金資産の割合の上限は平成20年３月31日以降20％とされております。かかる規制により、当社グループ及び株式会社三井住友銀行の自己資本比率規制上の自己資本の額が減少し、自己資本比率が低下する可能性があります。

(2) 繰延税金資産の貸借対照表計上額

現時点におけるわが国の会計基準に基づき、一定の条件の下で、将来における税金負担額の軽減効果として繰延税金資産を貸借対照表に計上することが認められております。貸借対照表に計上された繰延税金資産について、将来の課税所得見積額及び無税化スケジュール等の変更により、繰延税金資産の一部又は全部の回収が困難であると判断した場合は、当社グループの貸借対照表に計上する繰延税金資産の額を減額する可能性があります。その結果、当社グループの経営成績及び財政状態に影響を及ぼし、自己資本比率が低下する可能性があります。

(3) 劣後債務

自己資本比率の算定においては、基本的項目の額を基礎とする一定の範囲内で、劣後債務を補完的項目として自己資本に算入することが認められております。当社グループの基本的項目の額が財政状態の悪化等何らかの要因により減少した場合、もしくは、自己資本算入期限の到来した劣後債務の借換えが困難となった場合には、当社グループの補完的項目として自己資本の額に算入される劣後債務の額が減少し、自己資本比率が低下する可能性があります。

13 当社グループに対する信用リスクの評価

当社及び当社グループ各社の格付が低下するなど信用が低下した場合、当社グループの国内外における資本及び資金調達の条件が悪化する、もしくは取引が制約される可能性があります。このような事態が生じた場合、当社グループの資本及び資金調達費用が増加したり、外貨資金調達等に困難が生じたりする等、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

14 決済に関するリスク

当社グループは、内外の多くの金融機関と多様な取引を行っております。金融システム不安が発生した場合又は大規模なシステム障害が発生した場合に、金融市場における流動性が低下する等、決済が困難になるリスクがあります。また、一般のお客さまを対象とした決済業務において決済相手方の財政状態の悪化により決済が困難になるリスクがあります。これらの場合に、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

15 オペレーショナルリスク

当社グループが多様な業務を遂行していく際にはオペレーショナルリスクが存在し、内部及び外部の不正行為、労務管理面及び職場環境面での問題の発生、お客さまへの商品勧誘や販売行為等における不適切な行為、自然災害等による被災やシステム障害等に伴う事業中断、並びに不適切な事務処理等、内部プロセス・人・システムが適切に機能しないことや外部で発生した事象により、損失が発生する可能性があります。これらの場合に、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

(1) 事務リスク

当社グループのすべての業務に事務リスクが存在し、役職員等が事務に関する社内規程・手続等に定められたとおりの事務処理を怠る、あるいは事故、不正等をおこす可能性があります。この場合に、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

(2) 情報システムに関するリスク

当社グループが業務上使用している情報システムにおいては、安定的な稼働を維持するためのメンテナンス、バックアップシステムの確保、障害発生の防止策を講じ、また、不測の事態に備えたコンティンジェンシープランを策定し、システムダウンや誤作動等の障害が万一発生した場合であっても安全かつ速やかに業務を継続できるよう体制の整備に万全を期しております。しかしながら、これらの施策にもかかわらず、品質不良、人為的ミス、外部からの不正アクセス、コンピューターウィルス、災害や停電等の要因によって障害が発生した場合、障害の規模によっては当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

16　お客さまに関する情報の漏洩

当社グループは、膨大なお客さまに関する情報を保有しており、情報管理に関する規程及び体制の整備や役職員等に対する教育の徹底等により、お客さまに関する情報の管理には万全を期しております。しかしながら、悪意のある第三者によるコンピュータへの侵入や役職員等及び委託先の人為的ミス、事故等によりお客さまに関する情報が外部に漏洩した場合、お客さまからの損害賠償請求やお客さま及びマーケット等からの信頼失墜等により、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

17　リスク管理方針及び手続の有効性に関するリスク

当社グループは、リスク管理方針及び手続の強化に努めておりますが、新しい分野への急速な業務の進出や拡大に伴い、リスク管理方針及び手続が有効に機能しない可能性があります。また、当社グループの管理方針及び手続の一部は、過去の経験に基づいて制定されたものもあるため、将来発生する多様なリスクを必ずしも正確に予測することができず、有効に機能しない場合があります。

18　財務報告に係る内部統制に関するリスク

金融商品取引法及び関連する法令の施行により、当社は平成21年３月期より、財務報告に係る内部統制の有効性を評価し、その結果を記載した内部統制報告書の提出及びこれについて公認会計士等による監査を受けることを義務づけられております。

当社は、会計処理の適正性及び財務報告の信頼性を確保するため、財務報告に係る内部統制評価規程等を制定し、財務報告に係る内部統制について必要な体制を整備しております。財務報告に係る内部統制における有効性評価に際して想定外の重要な欠陥が発生し期末日までに是正されない場合には、内部統制報告書にその旨を記載する必要があります。その結果、お客さま及びマーケット等からの信頼失墜等により、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

19　第四種優先株式の取得請求に伴う普通株式の交付による希薄化

本報告書提出日現在において、当社が発行する第四種優先株式の保有者は、当社に対して普通株式の交付と引換えに当該優先株式の取得を請求することが可能であります。第四種優先株式の取得請求に伴い普通株式が交付された場合、当社の発行済普通株式数が増加すること等により既発行普通株式の希薄化が生じ、その結果として当社の株価が下落する可能性があります。

20　分配可能額

持株会社である当社は、その収入の大部分を傘下の銀行子会社等から受領する配当金に依存しております。一定の状況又は条件の下では、会社法その他諸法令上の規制又は契約上の制限により、当該銀行子会社等が当社に対して支払う配当金が制限される可能性があります。また、銀行子会社等の財政状態の悪化により実質価額が著しく低下した場合には、銀行子会社等の株式に係る減損処理の実施による当社の経営成績及び財政状態の悪化や会社法その他諸法令上の規制等により、当社株主への配当の支払や当社の海外特別目的子会社が発行する優先出資証券の配当が困難もしくは不可能となる可能性があります。

21　有能な人材の確保

当社グループは幅広い分野で高い専門性を必要とする業務を行っておりますので、各分野において有能で熟練した人材が必要とされます。お客さまに高水準のサービスを提供するため、従業員の積極的な採用及び従業員の継続的な研修を行うこと等により、経費が増加する可能性があります。また、当社グループは、他の銀行及び証券会社等と競合関係にあるため、有能な人材を継続的に採用し定着を図ることができなかった場合には、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

22　業績予想及び配当予想の修正

当社が上場する金融商品取引所の規則に基づいて公表する業績予想及び配当予想は、公表時点における様々な不確定要素をもとに算出しております。したがって、外部経済環境が変化した場合や予想の前提となった条件等に変化があった場合は、同規則に基づいて、業績予想及び配当予想を修正する可能性があります。

23　重要な訴訟等

当社グループは、国内外において、銀行業務を中心に、リース業務、証券業務、クレジットカード業務、投融資業務、ベンチャーキャピタル業務等の各種金融サービスを行うグループ会社群によって構成されており、付加価値の高い金融サービスを幅広く提供しております。こうした業務遂行の過程で、損害賠償請求訴訟等を提起されたり、損害に対する補償をしたりする可能性があり、その帰趨によっては、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

24　金融業界及び当社グループに対する否定的な報道

金融業界又は個別行を対象として、様々な問題に関する否定的な内容の報道がなされることがあります。これらの中には憶測に基づいたものや、必ずしも正確な事実に基づいていないと思われるものも含まれておりますが、報道された内容が正確であるか否かにかかわらず、又は当社グループが報道された内容に該当するか否かにかかわらず、これらの報道がお客さまや市場関係者等の理解・認識に影響を及ぼすことにより、当社グループの信用や当社の株価が悪影響を受ける可能性があります。

25　各種の規則及び法制度等

(1) コンプライアンス体制等

当社グループは業務を行うにあたり、会社法、銀行法、独占禁止法、金融商品取引法及び金融商品取引所が定める関係規則等の各種の規制及び法制度等の適用を受けております。また、海外においては、それぞれの国や地域の規制及び法制度の適用並びに金融当局の監督を受けております。当社グループは、法令その他諸規則等を遵守すべく、コンプライアンス体制及び内部管理体制の強化を経営上の最重要課題のひとつとして位置づけ、グループ各社の役職員等に対して適切な指示、指導及びモニタリングを行う体制を整備するとともに、不正行為の防止・発見のために予防策を講じております。しかし、役職員等が法令その他諸規則等を遵守できなかった場合、法的な検討が不十分であった場合又は予防策が効果を発揮せず役職員等による不正行為が行われた場合には、不測の損失が発生したり、行政処分や罰則を受けたり、業務に制限を付されたりするおそれがあり、また、お客さまからの損害賠償請求やお客さま及びマーケット等からの信頼失墜等により、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

(2) 各種の規制及び法制度等の変更

当社グループが国内外において業務を行う際には、様々な法律、規則、政策、実務慣行、会計制度及び税制等の適用を受けております。これら法令等及びその解釈は常に変更される可能性があり、その内容によっては当社グループの業務運営に影響を与え、経営成績及び財政状態に影響を及ぼす可能性があります。

5 【経営上の重要な契約等】

(1) 当社、三井住友銀リース株式会社(以下、「三井住友銀リース」という。)及び三井住友銀オートリース株式会社(以下、「三井住友銀オート」という。)は、平成19年７月30日に住友商事株式会社(以下、「住友商事」という。)、住商リース株式会社(以下、「住商リース」という。)及び住商オートリース株式会社(以下、「住商オート」という。)との間で、リース事業及びオートリース事業の戦略的共同事業化について、並びに、三井住友銀リースと住商リースの合併及び住商オートと三井住友銀オートの合併につき最終合意し、それぞれについての「共同事業に関する基本契約書」を締結するとともに、「合併契約書」を締結いたしました。この合併契約に基づき、三井住友銀リースと住商リース、住商オートと三井住友銀オートは、それぞれ平成19年10月１日に合併いたしました。なお、詳細は、「第５　経理の状況　1　連結財務諸表等　(1) 連結財務諸表　(企業結合等関係)」に記載しております。

(2) 当社、株式会社三井住友銀行、株式会社セントラルファイナンス、株式会社オーエムシーカード及び三井住友カード株式会社は、平成20年２月29日に、「本邦ナンバーワンのクレジットカード事業体の実現」に向けた今後のクレジットカード事業戦略について合意いたしました。事業戦略の一環といたしまして、当社、株式会社三井住友銀行、株式会社セントラルファイナンス、株式会社オーエムシーカード及び株式会社クオークは、平成21年４月１日を目途に、株式会社セントラルファイナンス、株式会社オーエムシーカード及び株式会社クオークが合併することに基本合意いたしました。また、三井住友カード株式会社と合併新会社の連携を円滑に行うために、当社は、関係当局の許認可の取得を前提として、平成20年10月１日を目途に、当社が完全親会社となる中間持株会社を設立し、当社もしくは株式会社三井住友銀行が保有する株式会社セントラルファイナンス、株式会社オーエムシーカード、株式会社クオーク及び三井住友カード株式会社の株式全てを当該中間持株会社に移転する予定であります。

6 【研究開発活動】

当連結会計年度の研究開発活動につきましては、当社では行っておりませんが、その他事業(システム開発・情報処理業)を行う子会社において、業務システムに関する研究開発を行いました。なお、研究開発費の金額は236百万円であります。

7 【財政状態及び経営成績の分析】

当連結会計年度の財政状態及び経営成績の分析は、以下のとおりであります。

なお、本項に記載した将来に関する事項は、有価証券報告書提出日現在において判断したものであり、リスクと不確実性を内包しているため、今後様々な要因によって変化する可能性がありますので、ご留意ください。

銀行業務を中心に、リース業務、証券業務、クレジットカード業務、投融資業務、融資業務、ベンチャーキャピタル業務などの金融サービスに係る事業を行っております当社グループは、当連結会計年度よりスタートいたしました中期経営計画「LEAD THE VALUE 計画」のもとで、「成長事業領域の重点的強化」及び「持続的成長に向けた企業基盤の整備」の２点の戦略施策に積極的に取り組んでまいりました。

こうした取組みの結果、連結経常利益は、前連結会計年度比325億円増加の8,311億円となりました。また、連結当期純利益は、前連結会計年度比201億円増加の4,615億円となりました。

これは、営業経費及び与信関係費用が前連結会計年度比それぞれ903億円、1,036億円増加したものの、連結粗利益が前連結会計年度比2,100億円増加したことに加え、リース事業子会社合併に伴い、特別利益に持分変動利益が計上されたこと等から、特別損益が前連結会計年度比896億円増益となったことが主な要因であります。

なお、当連結会計年度末の株式会社三井住友銀行の不良債権残高(金融再生法開示債権残高)は、前連結会計年度比652億円増加の8,039億円となりましたが、不良債権比率は1.24%と引き続き低水準を維持しております。

サブプライムローン関連証券等につきましては、早期売却を実施するとともに、930億円の損失処理（償却・引当891億円、売却損39億円）を行った結果、当連結会計年度末時点におけるサブプライムローン関連の投融資残高は、償却・引当控除後で約60億円となり、今後の財務面への影響は限定的であると考えております。

当連結会計年度における主な項目の分析は、以下のとおりであります。

(金額単位　億円)

	前連結会計年度	当連結会計年度	前連結会計年度比
連結粗利益	19,061	21,162	2,100
資金運用収支	11,685	12,103	417
信託報酬	35	37	2
役務取引等収支	6,091	6,119	28
特定取引収支	1,256	4,695	3,439
その他業務収支	△7	△1,794	△1,787
営業経費	8,885	9,788	903
不良債権処理額　①	1,461	2,499	1,037
貸出金償却	814	1,417	603
個別貸倒引当金繰入額	774	1,725	951
一般貸倒引当金繰入額	△533	△993	△459
その他	406	349	△57
株式等損益	447	△70	△517
持分法による投資損益	△1,041	△417	624
その他	△133	△74	59
経常利益	7,986	8,311	325
特別損益	81	977	896
うち減損損失	305	51	△253
うち償却債権取立益　②	12	13	1
うち退職給付信託返還益	363	―	△363
うち持分変動利益	―	1,031	1,031
税金等調整前当期純利益	8,067	9,289	1,221
法人税、住民税及び事業税	878	1,039	160
法人税等調整額	2,187	2,825	637
少数株主利益	588	809	221
当期純利益	4,413	4,615	201

(注)　連結粗利益＝(資金運用収益－資金調達費用)＋信託報酬＋(役務取引等収益－役務取引等費用)
＋(特定取引収益－特定取引費用)＋(その他業務収益－その他業務費用)

与信関係費用 (＝①－②)	1,449	2,485	1,036

1　経営成績の分析

(1) 主な収支

資金運用収支は、金利上昇に伴う預金利息の増加等により資金調達費用が増加した一方で、貸出金残高の増加及び金利上昇に伴う貸出金利息の増加等を要因に資金運用収益が増加したことにより、前連結会計年度比417億円増加して１兆2,103億円となりました。

信託報酬は、運用商品の取扱高増加等により、前連結会計年度比２億円増加して37億円となりました。

役務取引等収支は、クレジットカード関連手数料の増加等により、前連結会計年度比28億円増加して6,119億円となりました。

特定取引収支は、前連結会計年度比3,439億円増加して4,695億円となる一方で、その他業務収支は、前連結会計年度比1,787億円減少して1,794億円のマイナスとなりました。ただし、外貨建特定取引(通貨スワップ等)とそのリスクヘッジのために行う外国為替取引等の損益は、財務会計上、特定取引収支とその他業務収支中の外国為替売買損益に区分して計上されるため、ヘッジ効果を踏まえた経済実態としては、特定取引収支及びその他業務収支を合算したベースでみる必要がありますが、両者合算で比較した場合、前連結会計年度比1,652億円増加の2,901億円となりました。
これは、前連結会計年度において、債券ポートフォリオのリスク削減を図るべくポジションの圧縮を進め売却損を計上した一方で、当連結会計年度では、内外の金利動向を踏まえたオペレーションを実施したことにより、その他業務収支中の国債等債券損益が大幅に改善したことが主な要因であります。

以上の結果、連結粗利益は、前連結会計年度比2,100億円増加して２兆1,162億円となりました。

営業経費は、既存業務については引き続き合理化等による削減を進める一方で、戦略ビジネスや海外拠点における人員拡充、プロモーションの強化及び新商品開発等の業務推進、連結子会社の増加等に伴い、前連結会計年度比903億円増加して9,788億円となりました。

なお、連結業務純益は、前連結会計年度比987億円増加して１兆229億円となりました。

(金額単位　億円)

	前連結会計年度	当連結会計年度	前連結会計年度比
資金運用収支　①	11,685	12,103	417
資金運用収益	19,790	21,454	1,663
資金調達費用	8,104	9,350	1,245
信託報酬　②	35	37	2
役務取引等収支　③	6,091	6,119	28
役務取引等収益	7,059	7,042	△17
役務取引等費用	968	922	△45
特定取引収支　④	1,256	4,695	3,439
特定取引収益	1,275	4,695	3,420
特定取引費用	19	―	△19
その他業務収支　⑤	△7	△1,794	△1,787
その他業務収益	10,036	12,126	2,090
その他業務費用	10,043	13,920	3,877
連結粗利益 (=①+②+③+④+⑤)	19,061	21,162	2,100

営業経費	8,885	9,788	903

連結業務純益	9,242	10,229	987

(注)　連結業務純益＝三井住友銀行業務純益(一般貸倒引当金繰入前)＋他の連結会社の経常利益(臨時要因調整後)
＋持分法適用会社経常利益×持分割合－内部取引(配当等)

(2) 与信関係費用

与信関係費用は、前連結会計年度比1,036億円増加して2,485億円となりました。これは、サブプライムローン関連の引当発生、一部の債務者の業況悪化等による貸出債権の劣化等によるものであります。

(金額単位　億円)

	前連結会計年度	当連結会計年度	前連結会計年度比
貸倒引当金繰入額　①	236	712	476
一般貸倒引当金繰入額	△533	△993	△459
個別貸倒引当金繰入額	774	1,725	951
特定海外債権引当勘定繰入額	△4	△19	△15
貸出金償却　②	814	1,417	603
貸出債権売却損等　③	411	368	△42
償却債権取立益　④	12	13	1
与信関係費用 (=①+②+③−④)	1,449	2,485	1,036

(3) 株式等損益

株式等損益は、株式相場の下落により株式等償却が増加したこと等により、前連結会計年度比517億円減少して70億円の損失となりました。

（金額単位　億円）

	前連結会計年度	当連結会計年度	前連結会計年度比
株式等損益	447	△70	△517
株式等売却益	627	615	△12
株式等売却損	14	57	42
株式等償却	165	628	462

2　財政状態の分析

(1) 貸出金

貸出金は、株式会社三井住友銀行において、海外で高格付け企業への貸出やプロジェクトファイナンス等を積極的に行ったこと等により、前連結会計年度末比３兆4,555億円増加して62兆1,448億円となりました。

なお、住宅ローンについては、前連結会計年度末比2,102億円増加して15兆2,277億円となりました。

(金額単位　億円)

	前連結会計年度	当連結会計年度	前連結会計年度比
貸出金残高(末残)	586,893	621,448	34,555
うちリスク管理債権	10,674	10,927	253
うち住宅ローン(注)	150,174	152,277	2,102

(注)　当社国内銀行子会社の単体計数を単純合算して表示しております。

当社グループのリスク管理債権は、前連結会計年度末比253億円増加して１兆927億円となりました。

債権区分別では、破綻先債権額が129億円、延滞債権額が999億円、３カ月以上延滞債権額が46億円とそれぞれ増加した一方で、貸出条件緩和債権額が921億円減少しております。一方、貸出金残高が前連結会計年度比増加したことから、貸出金残高比率は、前連結会計年度末比横這いの1.8%となりました。

①　リスク管理債権の状況

(金額単位　億円)

		前連結会計年度	当連結会計年度	前連結会計年度比
破綻先債権	①	607	736	129
延滞債権	②	5,073	6,072	999
3カ月以上延滞債権	③	220	266	46
貸出条件緩和債権	④	4,774	3,853	△921
合計		10,674	10,927	253

直接減額実施額		4,303	4,334	31

貸出金残高(末残)	⑤	586,893	621,448	34,555

貸出金残高比率

(単位　%)

		前連結会計年度	当連結会計年度	前連結会計年度比
破綻先債権	(=①／⑤)	0.1	0.1	0.0
延滞債権	(=②／⑤)	0.9	1.0	0.1
3カ月以上延滞債権	(=③／⑤)	0.0	0.0	0.0
貸出条件緩和債権	(=④／⑤)	0.8	0.6	△0.2
合計		1.8	1.8	0.0

② リスク管理債権の地域別構成と業種別構成

リスク管理債権の地域別構成(株式会社三井住友銀行単体)

(金額単位　億円)

	前事業年度	当事業年度	前事業年度比
国内	6,795	7,028	233
海外	416	678	262
アジア	328	257	△71
インドネシア	5	7	2
香港	194	154	△40
タイ	5	3	△2
中国	35	18	△17
その他	89	75	△14
北米	88	321	233
中南米	―	―	―
西欧	―	―	―
東欧	―	―	―
その他	―	100	100
合計	7,211	7,706	495

(注) 1　「国内」は国内店(特別国際金融取引勘定を除く)の合計です。
「海外」は海外店(特別国際金融取引勘定を含む)の合計です。
2　債務者所在国を基準に集計しています。

リスク管理債権の業種別構成(株式会社三井住友銀行単体)

(金額単位　億円)

	前事業年度	当事業年度	前事業年度比
国内	6,795	7,028	233
製造業	587	666	79
農業、林業、漁業及び鉱業	28	39	11
建設業	343	746	403
運輸、情報通信、公益事業	1,040	393	△647
卸売・小売業	915	1,205	290
金融・保険業	13	162	149
不動産業	1,701	1,540	△161
各種サービス業	1,500	1,593	93
地方公共団体	―	―	―
その他	668	684	16
海外	416	678	262
政府等	―	―	―
金融機関	―	―	―
商工業	416	678	262
その他	―	―	―
合計	7,211	7,706	495

(注)　「国内」は国内店(特別国際金融取引勘定を除く)の合計です。
「海外」は海外店(特別国際金融取引勘定を含む)の合計です。

また、当社銀行子会社である株式会社三井住友銀行単体の金融再生法開示債権と保全状況は以下のとおりであります。

金融再生法開示債権は、前事業年度末比652億円増加して8,039億円となりました。これは、サブプライムローン関連の引当発生、一部の債務者の業況悪化による貸出債権の劣化等によるものであります。債権区分別では、破産更生債権及びこれらに準ずる債権が89億円増加して1,178億円、危険債権が1,019億円増加して4,020億円、要管理債権が456億円減少して2,841億円となりました。一方、不良債権比率は1.24%と引き続き低水準を維持しております。

開示債権の保全状況は、金融再生法開示債権8,039億円に対して、貸倒引当金による保全が2,776億円、担保保証等による保全が3,703億円となり、保全率は80.60%となっております。

金融再生法開示債権(株式会社三井住友銀行単体)

(金額単位　億円)

	前事業年度	当事業年度	前事業年度比
破産更生債権及びこれらに準ずる債権	1,089	1,178	89
危険債権	3,001	4,020	1,019
要管理債権	3,297	2,841	△456
合計　①	7,387	8,039	652
正常債権	605,422	639,282	33,860
総計　②	612,809	647,321	34,512
不良債権比率　(=①/②)	1.21%	1.24%	0.03%
直接減額実施額	2,983	3,338	355

(金額単位　億円)

	前事業年度	当事業年度	前事業年度比
保全額　③	5,867	6,479	612
貸倒引当金　④	2,437	2,776	339
担保保証等　⑤	3,430	3,703	273

(注)　貸倒引当金には、個別貸倒引当金及び要管理債権に対して計上している一般貸倒引当金の合計額を計上しております。

保全率　(=③/①)	79.42%	80.60%	1.18%
貸倒引当金総額を分子に算入した場合の保全率	138.16%	123.19%	△14.97%

担保保証等控除後の開示債権に対する引当率　(=④/(①-⑤))	61.59%	64.02%	2.43%
貸倒引当金総額を分子に算入した場合の引当率	171.24%	143.00%	△28.24%

(2) 有価証券

有価証券は、前連結会計年度までは、金利リスク量を圧縮する等、ポートフォリオの見直しを進めてきましたが、一定のポートフォリオの改善を踏まえ、当連結会計年度はコントロール可能な範囲でのリスク量の復元を行ったこと等から、国債が前連結会計年度末比１兆6,999億円、外国債券を中心にその他の証券が２兆5,955億円増加したこと等により、前連結会計年度末比２兆9,800億円増加して23兆5,175億円となりました。

(金額単位　億円)

	前連結会計年度	当連結会計年度	前連結会計年度比
有価証券	205,375	235,175	29,800
国債	76,400	93,399	16,999
地方債	5,711	4,392	△1,318
社債	40,664	38,807	△1,857
株式	47,476	37,497	△9,978
うち時価のあるもの	40,383	30,388	△9,994
その他の証券	35,122	61,077	25,955

(注)　「その他の証券」には、外国債券及び外国株式を含んでおります。

[ご参考]有価証券等の評価損益(株式会社三井住友銀行単体)

(金額単位　億円)

	前事業年度	当事業年度	前事業年度比
満期保有目的の債券	△130	170	301
子会社・関連会社株式	79	10	△69
その他有価証券	18,328	7,557	△10,771
うち株式	19,787	9,363	△10,424
うち債券	△1,514	△1,295	219
その他の金銭の信託	3	△0	△3
合計	18,281	7,738	△10,542

(3) 繰延税金資産

繰延税金資産の計上は、財務の健全性確保の観点から前期に引き続き保守的に行っておりますが、残高は、当社子会社である株式会社三井住友銀行単体における増加を主因として、前連結会計年度末比983億円増加して9,855億円となりました。

(金額単位　億円)

	前連結会計年度	当連結会計年度	前連結会計年度比
繰延税金資産	8,872	9,855	983
繰延税金負債	509	520	10

なお、株式会社三井住友銀行単体の繰延税金資産は、株式相場の下落に伴い、その他有価証券の評価益が減少し、繰延税金負債が減少したことを主因として、前事業年度末比797億円増加して8,233億円となりました。計上額の内訳としては、税務上の繰越欠損金、有価証券償却及び不良債権処理関連に係るものが主であります。

〔株式会社三井住友銀行単体〕

(金額単位　億円)

	前事業年度	当事業年度	前事業年度比
繰延税金資産 ①	19,250	17,635	△1,615
貸倒引当金	795	993	198
貸出金償却	1,015	1,046	31
有価証券有税償却	4,259	5,768	1,509
退職給付引当金	578	471	△107
減価償却限度超過額	68	63	△5
投資損失引当金	315	52	△263
繰延ヘッジ損益	598	514	△84
税務上の繰越欠損金	11,123	8,135	△2,988
その他	499	593	94
評価性引当額 ②	5,357	6,694	1,337
評価性引当額控除後繰延税金資産合計 (=①−②) ③	13,893	10,941	△2,952
繰延税金負債 ④	6,457	2,708	△3,749
退職給付信託設定益	417	416	△1
その他有価証券評価差額金	5,734	1,976	△3,758
その他	306	316	10
繰延税金資産の計上額 (=③−④)	7,436	8,233	797

(4) 預金

預金は、海外において減少した一方で、国内において個人・法人ともに増加したこと等により、前連結会計年度末比5,344億円増加して72兆6,906億円となりました。

(金額単位　億円)

	前連結会計年度	当連結会計年度	前連結会計年度比
預金	721,562	726,906	5,344
うち国内個人預金(注)	377,720	384,302	6,582
うち国内法人預金(注)	303,267	318,300	15,033

(注)　当社国内銀行子会社の単体計数を単純合算して表示しております。

(5) 純資産の部

純資産の部合計は、５兆2,240億円となりました。

このうち株主資本は、３兆953億円となりました。内訳は、資本金１兆4,208億円、資本剰余金578億円、利益剰余金１兆7,406億円、自己株式△1,239億円となっております。

また、評価・換算差額等合計は、4,830億円となりました。内訳は、その他有価証券評価差額金5,506億円、繰延ヘッジ損益△752億円、土地再評価差額金349億円、為替換算調整勘定△273億円となっております。

なお、詳細につきましては、「第５　経理の状況　１　連結財務諸表等　(1) 連結財務諸表　③　連結剰余金計算書及び連結株主資本等変動計算書　(連結株主資本等変動計算書)」に記載しております。

3　連結自己資本比率(第一基準)

自己資本額は、当期純利益の計上等により利益剰余金が増加した一方で、株価の下落等によりその他有価証券の評価差額の算入額が減少したこと等により、前連結会計年度末比1,871億円減少して6兆6,655億円となりました。

リスク・アセット等は、海外での貸出の増加及びリース会社合併による増加等により、前連結会計年度末比2兆5,806億円増加して63兆1,209億円となりました。

以上の結果、連結自己資本比率は、前連結会計年度末比0.76%低下して、10.55%となりました。

(金額単位　億円)

	前連結会計年度	当連結会計年度
連結自己資本比率(第一基準)	11.31%	10.55%
基本的項目		
資本金	14,208	14,208
資本剰余金	577	578
利益剰余金	13,864	17,406
自己株式(△)	1,234	1,239
社外流出予定額(△)	666	601
為替換算調整勘定	△306	△273
新株予約権	0	0
連結子会社の少数株主持分	13,997	16,439
営業権相当額(△)	0	2
のれん相当額(△)	1,008	1,783
証券化取引に伴い増加した自己資本相当額(△)	400	440
繰延税金資産の控除前の[基本的項目]計(上記各項目の合計額)	39,032	44,291
繰延税金資産の控除金額(△)	—	476
計　①	39,032	43,814
補完的項目		
その他有価証券の連結貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45%相当額	8,254	3,343
土地の再評価額と再評価の直前の帳簿価額の差額の45%相当額	393	372
一般貸倒引当金	353	595
適格引当金が期待損失額を上回る額	1,759	677
負債性資本調達手段等	25,641	25,230
計	36,402	30,218
うち自己資本への算入額　②	36,402	30,218
控除項目　③	6,907	7,377
自己資本額(=①+②−③)	68,527	66,655
リスク・アセット等	605,403	631,209

第３　【設備の状況】

１　【設備投資等の概要】

当連結会計年度中の設備投資等の概要は、次のとおりであります。

(1) 銀行業

株式会社三井住友銀行において、お客様の利便性向上と業務の効率化推進のために事務機械等のシステム関連投資や拠点の新設・統合等を行いましたこと等により、銀行業における当連結会計年度中の設備投資の総額は982億円となりました。

なお、当連結会計年度中における設備の除却、売却等については、重要なものはありません。

(2) リース業

リース業における当連結会計年度中の設備投資の総額は162億円となりました。

なお、当連結会計年度中における設備の除却、売却等については、重要なものはありません。

(3) その他事業

その他事業における当連結会計年度中の設備投資の総額は214億円となりました。

なお、当連結会計年度中における設備の除却、売却等については、三井住友カード株式会社において、東京本社移転に伴う旧東京本社ビルの売却を実施しております。

2 【主要な設備の状況】

当連結会計年度末における主要な設備の状況は次のとおりであります。

(1) 銀行業

(平成20年３月31日現在)

会社名	店舗名その他	所在地	設備の内容	土地		建物	動産	合計	従業員数(人)
				面積(㎡)	帳簿価額(百万円)				
(国内連結子会社)株式会社三井住友銀行	本店	東京都千代田区	店舗・事務所	―	―	5,136	1,797	6,934	1,321
	東京営業部	東京都千代田区	店舗・事務所	5,956	121,939	7,592	2,785	132,318	2,167
	大阪本店営業部	大阪市中央区	店舗・事務所	8,334	11,978	3,072	534	15,584	781
	神戸営業部	神戸市中央区	店舗・事務所	6,433	6,159	4,864	291	11,315	199
	大和センター	神奈川県大和市	事務センター	15,537	1,924	5,905	9,080	16,909	―
	鰻谷センター	大阪市中央区	事務センター	4,723	2,156	7,479	3,128	12,764	―
	札幌支店ほか　５店	北海道・東北地区	店舗	632	1,071	547	156	1,775	110
	横浜支店ほか 116店	関東地区(除く東京都)	店舗	36,821(1,136)	22,324	15,412	4,279	42,016	1,647
	人形町支店ほか 193店	東京都	店舗	63,999(6,114)	66,607	31,621	8,593	106,823	4,263
	名古屋支店ほか　26店	中部地区	店舗	12,419	8,260	3,889	839	12,989	521
	京都支店ほか 101店	近畿地区(除く大阪府)	店舗	45,246(1,797)	15,920	15,383	3,844	35,148	1,503
	大阪中央支店ほか　158店	大阪府	店舗	74,966(2,858)	33,692	20,042	4,880	58,616	2,220
	岡山支店ほか　９店	中国・四国地区	店舗	4,441	1,948	1,265	221	3,435	163
	福岡支店ほか　10店	九州地区	店舗	7,782	5,395	1,909	348	7,654	218
	ニューヨーク支店ほか　４店	米州地域	店舗・事務所	―	―	1,208	1,783	2,991	570
	デュッセルドルフ支店ほか　２店	欧州・中近東地域	店舗・事務所	―	―	298	113	411	109
	香港支店ほか　16店	アジア・オセアニア地域	店舗・事務所	―	―	1,827	1,270	3,097	2,094
	社宅・寮	東京都他	社宅・寮	253,599(1,799)	65,448	25,374	315	91,138	―
	その他の施設	東京都他	研修所その他	265,960(3,185)	73,762	36,863	10,792	121,417	―
(国内連結子会社)株式会社みなと銀行	本店	神戸市中央区	店舗・事務所	1,024	1,929	1,540	110	3,579	493
(国内連結子会社)株式会社関西アーバン銀行	本店ほか　１店	大阪市中央区	店舗・事務所	1,693	6,985	3,138	2,287	12,411	655

(2) リース業

会社名	店舗名その他	所在地	設備の内容	土地		建物	動産	合計	従業員数(人)
				面積(㎡)	帳簿価額(百万円)				
(国内連結子会社)三井住友ファイナンス&リース株式会社	東京本社、竹橋オフィス及び大阪本社	東京都港区、東京都千代田区及び大阪市中央区	店舗・事務所	―	―	381	445	826	1,135

(3) その他事業

会社名	店舗名その他	所在地	設備の内容	土地		建物	動産	合計	従業員数(人)
				面積(㎡)	帳簿価額(百万円)				
(国内連結子会社)三井住友カード株式会社	東京本社及び大阪本社	東京都港区及び大阪市中央区他	店舗・事務所	―	―	―	3,769	3,769	1,870
(国内連結子会社)株式会社日本総合研究所	東京本社及び大阪本社	東京都千代田区及び大阪市西区	店舗・事務所	―	―	531	2,734	3,265	752
(国内連結子会社)SMBCフレンド証券株式会社	本店	東京都中央区	店舗・事務所	―	―	88	1,276	1,364	444

(注) 1 「土地」の「面積」欄の( )内は借地の面積(内書き)であり、その年間賃借料は建物も含め、47,697百万円であります。

2 動産は、事務機械41,235百万円、その他24,444百万円であります。

3 株式会社三井住友銀行の両替業務を主体とした池袋外貨両替コーナー、品川外貨両替コーナー、渋谷外貨両替コーナー、新宿外貨両替コーナー、新宿西口外貨両替コーナー、日比谷外貨両替コーナー、有楽町マリオン外貨両替コーナー、二子玉川外貨両替コーナー、町田外貨両替コーナー、横浜外貨両替コーナー、成田空港外貨両替コーナー、成田空港第二外貨両替コーナー、名古屋ミッドランドスクエア外貨両替コーナー、梅田外貨両替コーナー、備後町外貨両替コーナー、難波外貨両替コーナー、関西国際空港外貨両替コーナー、関西国際空港第二外貨両替コーナー、三宮駅ビル外貨両替コーナー、四条外貨両替コーナー、店舗外現金自動設備28,120か所、海外駐在員事務所15か所、代理店1店は上記に含めて記載しております。

4 上記には、連結会社以外に貸与している土地、建物が含まれており、その主な内容は次のとおりであります。

関東地区(除く東京都)	土地	2,211百万円 (5,862㎡)、	建物	356百万円
東京都	土地	9,862百万円 (6,118㎡)、	建物	398百万円
中部地区	土地	395百万円 (767㎡)		
近畿地区(除く大阪府)	土地	1,179百万円 (3,222㎡)、	建物	22百万円
大阪府	土地	4,294百万円(11,567㎡)、	建物	447百万円
九州地区			建物	0百万円

5 上記の他、株式会社三井住友銀行は、ソフトウェア資産98,159百万円を所有しております。

6 上記の他、主な賃借及びリース設備は次のとおりであります。

会社名	店舗名その他	所在地	設備の内容	年間賃借及びリース料(百万円)
株式会社三井住友銀行	大和センター及び鰻谷センター	神奈川県大和市及び大阪市中央区	電算機等	3,451

3 【設備の新設、除却等の計画】

当連結会計年度末において計画中である重要な設備の新設・改修、除却・売却は次のとおりであります。

(1) 銀行業

新設、改修等

会社名	店舗名その他	所在地	区分	設備の内容	投資予定額		資金調達方法	着手年月	完成予定年月
					総額(百万円)	既支払額(百万円)			
(国内連結子会社)株式会社三井住友銀行	―	―	新設・改修等	店舗・事務所等	52,000	―	自己資金	―	―
	―	―	新設・改修等	事務機械	34,000	―	自己資金	―	―
	―	―	新設・改修等	ソフトウェア	46,000	―	自己資金	―	―

(注) 1 上記設備計画の記載金額には、消費税及び地方消費税を含んでおりません。
2 店舗・事務所等の新設・改修等の主なものは平成21年3月までに完了予定であります。
3 事務機械の主なものは平成21年3月までに設置予定であります。
4 ソフトウェアの主なものは平成21年3月までに投資完了予定であります。

(2) リース業

重要なものはありません。

(3) その他事業

重要なものはありません。

第４　【提出会社の状況】

１　【株式等の状況】

(1)　【株式の総数等】

①　【株式の総数】

種類	発行可能株式総数(株)
普通株式	15,000,000
第四種優先株式	50,100
第五種優先株式	167,000
第六種優先株式	70,001
第七種優先株式	167,000
第八種優先株式	115,000
第九種優先株式	115,000
計	15,684,101

(注)　「株式等の取引に係る決済の合理化を図るための社債等の振替に関する法律等の一部を改正する法律」（平成16年６月９日法律第88号。以下、「決済合理化法」という。）の施行による株式への振替制度の適用に伴い、この制度の取扱対象外とされている端株の整理を行うため、「決済合理化法」の施行日の前日を効力が生ずる日として、平成20年６月27日開催の定時株主総会及び各種類株式に係る種類株主総会において、定款の一部を変更しております。効力発生日の当社の普通株式の発行可能種類株式総数は1,500,000,000株、発行可能株式総数は1,500,684,101株となります。

② 【発行済株式】

種類	事業年度末現在発行数(株)(平成20年3月31日)	提出日現在発行数(株)(平成20年6月30日)	上場金融商品取引所名又は登録認可金融商品取引業協会名	内容
普通株式	7,733,653.77	7,890,804.77	東京証券取引所(市場第一部) 大阪証券取引所(市場第一部) 名古屋証券取引所(市場第一部)	完全議決権株式であり、権利内容に何ら限定のない当社における標準となる株式(注)1
第1回第四種優先株式	4,175	同左	―	(注)1, 2, 4
第2回第四種優先株式	4,175	同左	―	(注)1, 2, 4
第3回第四種優先株式	4,175	同左	―	(注)1, 2, 4
第4回第四種優先株式	4,175	同左	―	(注)1, 2, 4
第5回第四種優先株式	4,175	―	―	―
第6回第四種優先株式	4,175	―	―	―
第7回第四種優先株式	4,175	―	―	―
第8回第四種優先株式	4,175	―	―	―
第9回第四種優先株式	4,175	同左	―	(注)1, 2, 4
第10回第四種優先株式	4,175	同左	―	(注)1, 2, 4
第11回第四種優先株式	4,175	同左	―	(注)1, 2, 4
第12回第四種優先株式	4,175	同左	―	(注)1, 2, 4
第1回第六種優先株式	70,001	同左	―	(注)3
計	7,853,754.77	7,994,205.77	―	―

(注) 1 提出日現在の発行数には、平成20年6月1日から有価証券報告書を提出する日までの優先株式に係る取得請求権の行使による株式数の増減及び新株予約権の行使により発行された株式数は含まれておりません。

2 第1回第四種優先株式、第2回第四種優先株式、第3回第四種優先株式、第4回第四種優先株式、第9回第四種優先株式、第10回第四種優先株式、第11回第四種優先株式、第12回第四種優先株式(以下、第1回から第4回及び第9回から第12回までの各回の第四種優先株式をそれぞれ「各回第四種優先株式」という)の主な内容は次のとおりであります。

(1) 優先配当金

① 当会社は、剰余金の配当を行うときは、各回第四種優先株式を有する株主(以下「各回第四種優先株主」という)または各回第四種優先株式の登録株式質権者(以下「各回第四種優先登録株式質権者」という)に対し、普通株主または普通登録株式質権者に先立ち、各回第四種優先株式1株につき135,000円の金銭による剰余金の配当(かかる配当により支払われる金銭を、以下「優先配当金」という)を行う。ただし、当該事業年度において下記(2)に定める優先中間配当金を支払ったときは、当該優先中間配当金の額を控除した額を支払うものとする。

② ある事業年度において、各回第四種優先株主または各回第四種優先登録株式質権者に対して行う金銭による剰余金の配当の額が優先配当金の額に満たないときは、その不足額は、翌事業年度以降に累積しない。

③ 各回第四種優先株主または各回第四種優先登録株式質権者に対しては、優先配当金の額を超えて配当は行わない。

(2) 優先中間配当金

当会社は、中間配当を行うときは、各回第四種優先株主または各回第四種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、各回第四種優先株式1株につき67,500円を支払う。

(3) 残余財産の分配

① 当会社は、残余財産を分配するときは、各回第四種優先株主または各回第四種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、各回第四種優先株式１株につき3,000,000円を支払う。

② 各回第四種優先株主または各回第四種優先登録株式質権者に対しては、上記3,000,000円のほか、残余財産の分配は行わない。

(4) 議決権

各回第四種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(5) 株式の併合または分割、募集株式の割当てを受ける権利等

① 当会社は、法令に定める場合を除き、各回第四種優先株式について株式の併合または分割は行わない。

② 当会社は、各回第四種優先株主に対し、募集株式または募集新株予約権の割当てを受ける権利を与えない。

③ 当会社は、各回第四種優先株主に対し、株式または新株予約権の無償割当ては行わない。

(6) 取得請求

各回第四種優先株主は、普通株式の交付と引換えに各回第四種優先株式の取得を請求することができる。

① 取得請求期間

平成15年２月８日から平成40年２月７日まで。

② 取得の条件

ア. 取得請求権行使価額

取得請求権行使価額は318,800円とする。

イ. 取得請求権行使価額の修正

各回第四種優先株主が当会社に対し各回第四種優先株式の取得を請求した日(以下「修正日」という)において、取得請求権行使価額は、(ⅰ)修正日の前日において有効な取得請求権行使価額、または、(ⅱ)修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)相当額(10円の位まで算出し、その10円の位を四捨五入する)のいずれか小さい金額に修正される(以下「修正後取得請求権行使価額」という)。ただし、修正後取得請求権行使価額が105,100円(ただし、下記ウ.により調整される)(以下「下限取得請求権行使価額」という)を下回る場合には、下限取得請求権行使価額をもって修正後取得請求権行使価額とする。なお、修正日に先立つ45取引日目から修正日までの間に下記ウ.により取得請求権行使価額を調整すべき事由が生じた場合には、修正後取得請求権行使価額はウ.に準じて調整される。なお、修正後取得請求権行使価額は、修正日に取得請求がなされた当該各回第四種優先株式についてのみ適用される。

ウ. 取得請求権行使価額の調整

(ア)各回第四種優先株式発行後、次の(ⅰ)から(ⅴ)までのいずれかに該当する場合には、取得請求権行使価額は、下記に定める各々該当する算式(以下「取得請求権行使価額調整式」といい、取得請求権行使価額調整式により調整された取得請求権行使価額を、以下、「調整後取得請求権行使価額」という)により調整される。

(Ⅰ)下記(ⅰ)ないし(ⅲ)に該当する場合、取得請求権行使価額調整式は、以下のとおりとする。

$$\text{調整後取得請求権行使価額}=\text{調整前取得請求権行使価額}\times\frac{\text{既発行普通株式数}+\dfrac{\text{新たに発行もしくは処分された普通株式数または転換型証券(下記(ⅲ)に定義される)もしくは新株予約権(下記(ⅲ)に定義される)に関する計算の場合は、取得請求権の行使もしくは取得条項の定める事由の発生または新株予約権の行使により交付され得る普通株式数}\times\text{普通株式1株あたりの払込金額(新株予約権の行使に際して出資される財産の価額を含む)}}{\text{時価}}}{\text{既発行普通株式数}+\text{新たに発行もしくは処分された普通株式数または転換型証券(下記(ⅲ)に定義される)もしくは新株予約権(下記(ⅲ)に定義される)に関する計算の場合は、取得請求権の行使もしくは取得条項の定める事由の発生または新株予約権の行使により交付され得る普通株式数}}$$

(II)下記(iv)に該当する場合、取得請求権行使価額調整式は、以下のとおりとする。

$$\text{調整後取得請求権行使価額} = \text{調整前取得請求権行使価額} \times \frac{\text{時価} - \text{普通株式1株につき割り当てられた特別現金配当(下記(iv)に定義される)または債務証書もしくは資産の分配に関する基準日(権利を有する株主を確定するために定められた日を以下「基準日」という)(下記(iv)に定義される)における適正市場価格(*)}}{\text{時価}}$$

(*)かかる適正市場価格に関しては、当会社の取締役会(以下「取締役会」という)が適切と判断する独立の第三者(証券会社、銀行等)に評価させるものとする。

(III)下記(v)に該当する場合、取得請求権行使価額調整式は、以下のとおりとする。

$$\text{調整後取得請求権行使価額} = \text{調整前取得請求権行使価額} \times \frac{\text{時価} \times \text{既発行普通株式数} - \text{下記(v)に従って、取得される普通株式(または、転換型証券もしくは新株予約権)の総数につき、当会社が支払うべき対価の総額}}{\text{時価} \times (\text{既発行普通株式数} - \text{下記(v)において、取得される普通株式数(または、転換型証券もしくは新株予約権の場合は、取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により交付される普通株式数)})}$$

なお、上記取得請求権行使価額調整式中の、「時価×既発行普通株式数－(下記(v)に従って、取得される普通株式(または、転換型証券もしくは新株予約権)の総数につき、当会社が支払うべき対価の総額)」の値が1未満になる場合は、かかる値は1として計算されるものとする。

調整後取得請求権行使価額は10円の位まで算出し、その10円の位を四捨五入する。

(i)当会社が、取得請求権行使価額調整式で使用する時価を下回る払込金額をもって普通株式を発行または処分する場合(新株予約権の行使または転換型証券にかかる取得請求権の行使もしくは取得条項に定める事由の発生による普通株式の交付の場合を除く)

取得請求権行使価額は、上記(I)に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整されるものとし、基準日を設けて株主に当該普通株式の割当てを受ける権利が付与されるときは、その基準日の翌日を、それ以外のときは当該普通株式の払込の日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。

(ii)株式の分割または無償割当てにより普通株式を発行または処分する場合

取得請求権行使価額は、上記(I)に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整されるものとし、株式の分割または無償割当てのための基準日(ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日)の翌日をかかる調整後取得請求権行使価額の適用開始日とする。

ただし、剰余金の額を減少して、資本金の額を増加することを条件としてその部分をもって株式の分割または無償割当てにより普通株式を発行または処分する旨取締役会で決議する場合において、当該資本金の額の増加の決議をする株主総会の日よりも前を株式の分割または無償割当てのための基準日(ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日)とする場合には、当該株主総会の終結の日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。

(iii)取得請求権行使価額調整式で使用する時価を下回る価額をもって当会社の普通株式の交付と引換えに当会社に当該証券の取得を請求する権利もしくは当会社が当該証券を取得することができる旨の条項が付された証券(当該各回第四種優先株式と同時に発行される他の各回第四種優先株式を除く。以下「転換型証券」という)または当会社に普通株式の交付を請求することができる権利(当会社の発行する社債に付された新株予約権を含む)(以下「新株予約権」という)を発行する場合

取得請求権行使価額は、上記(Ⅰ)に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整されるものとし、基準日を設けて株主に転換型証券または新株予約権の割当てを受ける権利が付与されるときは、その基準日の翌日を、それ以外のときは当該転換型証券の払込の日または新株予約権の割当日(ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日)の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。当該転換型証券または新株予約権を発行する場合、調整後取得請求権行使価額の適用開始日の前日に、発行される転換型証券の全額が普通株式の交付と引換えに取得されたものとみなし、または発行されるすべての新株予約権が行使されたものとみなし、調整後取得請求権行使価額を算出するものとする。ただし、当該発行される転換型証券の取得請求権行使価額もしくは取得価額または新株予約権の行使価額がかかる転換型証券の払込の日または新株予約権の割当日(ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日)において確定しない場合で、かつ、かかる転換型証券または新株予約権についての1株あたりの当初の取得請求権行使価額、取得価額または行使価額の最低価額が定められていない場合には、かかる転換型証券の取得請求権行使価額もしくは取得価額または新株予約権の行使価額が確定した日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。また、当該発行される転換型証券の取得請求権行使価額もしくは取得価額または新株予約権の行使価額がかかる転換型証券の払込の日または新株予約権の割当日(ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日)において確定しない場合で、かつ、かかる転換型証券または新株予約権についての1株あたりの当初の取得請求権行使価額、取得価額または行使価額の最低価額が定められている場合は、株主に転換型証券または新株予約権の割当てを受ける権利が付与されるときはその割当日の翌日を、それ以外のときは当該転換型証券の払込の日または新株予約権の割当日(ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日)の翌日を、かかる調整後取得請求権行使価額の適用開始日とするが、転換型証券または新株予約権は、1株あたりの当初の取得請求権行使価額、取得価額または行使価額の最低価額(ただし、希薄化防止のための調整は考慮しないものとする)により、かかる取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により交付されうる最大数の普通株式が交付されたものとみなされる。その後、かかる転換型証券の取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により交付されうる最大の普通株式数、または取得請求権行使価額、取得価額もしくは行使価額の最低価額について変更(かかる転換型証券または新株予約権の希薄化防止条項に基づく変更を含むが、これに限定されない)が生じた場合には、調整後取得請求権行使価額は、各回第四種優先株式の取得請求権行使の直前において、当該変更を反映させるべく再計算されるものとする(ただし、調整後取得請求権行使価額が、これらの転換型証券または新株予約権の発行またはみなし発行により本(ⅲ)に基づき行われた調整ないし再計算の結果、従前に減少したことがない限りは調整後取得請求権行使価額の増加を行うことができず、従前に減少したことがある場合は、かかる減少のうちいかなる減少の額をも超えて調整後取得請求権行使価額の増加を行うことができないものとする)が、かかる転換型証券の取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により、実際に普通株式が交付されたかまたは対価が支払われた場合には、かかる再計算は行わないものとする。また、その後、かかる転換型証券に係る取得請求権、取得条項に定める事由または新株予約権のいずれかが消滅した場合には、調整後取得請求権行使価額は、各回第四種優先株式の取得請求権行使の直前において、かかる転換型証券の取得請求権の行使、取得条項に定める事由の発生または新株予約権の行使により実際に交付された普通株式数のみを反映させるべく再計算されるものとする。

各回第四種優先株式の発行時において残存するすべての転換型証券および新株予約権は、各回第四種優先株式の発行日の翌日において発行されたものとみなされる。

(ⅳ)当会社が、普通株式を有するすべての株主に対して、特別現金配当または債務証書もしくは資産の分配(特別現金配当以外の金銭による剰余金の配当を除く)を行う場合

かかる配当または分配の際に適用される取得請求権行使価額は、上記(Ⅱ)に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整される。当会社がかかる特別現金配当または分配を行うたびごとに、取得請求権行使価額の調整は行われるものとし、当該特別現金配当については、対象となる事業年度(以下に定義する)の末日の翌日を、また、分配を受ける権利については、分配を受ける権利を有する株主を確定するために定められた基準日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。

「特別現金配当」とは、当会社が対象となる事業年度中の日を基準日とする金銭による剰余金の配当の合計額に基づく配当利回り(以下に定義する)が、5％に直前の3事業年度の各事業年度中の日を基準日とする金銭による剰余金の配当の各合計額に基づく配当利回りの平均値を加えた値を超過する場合の金額とする。

「事業年度」とは、4月1日から翌年3月31日までの期間をいう。ただし、当会社が3月31日以外の日に終了するように事業年度を変更した場合、事業年度は、かかる変更に応じて変更されたものとみなされる。

「配当利回り」とは、下記の算式により求められる率とする。

$$\frac{\text{対象となる事業年度中の日を基準日とする金銭による剰余金の配当について、当会社が決定した普通株式1株あたりの金銭による剰余金の配当の合計額}}{\text{対象となる事業年度の東京証券取引所における普通株式の毎日(終値のない日を除く)の終値の平均値}} \times 100\%$$

(v)当会社が、普通株式の取得を、かかる取得日(以下「取得日」という)における普通株式1株あたりの時価を上回る1株あたりの価額をもって行う場合(当会社が会社法の規定に従い市場取引等により普通株式を取得する場合および端株買取請求権の行使に関連して普通株式を取得する場合を除く)、または、転換型証券もしくは普通株式の交付を受けることができる権利が付されたその他の証券の償還もしくはその他の事由による取得を、取得日における普通株式の1株あたりの時価を上回る普通株式1株あたりの対価をもって行う場合

かかる取得の際において適用される取得請求権行使価額は、上記(Ⅲ)に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整される。当会社が普通株式またはかかる証券を償還またはその他の事由により取得するたびごとに、取得請求権行使価額の調整は行われるものとし、取得日の翌日をかかる調整後取得請求権行使価額の適用開始日とする。

(イ)株式交換、株式移転、会社分割、合併、資本金の額の減少、普通株式の併合その他上記(ア)に該当しない希薄化事由により取得請求権行使価額の調整を必要とする場合には、上記(ア)に準じて取締役会が適当と判断する価額に調整される。取締役会は、誠実にかつ合理的な方法により、かかる調整を決定する。

(ウ)取得請求権行使価額調整式で使用する「時価」は、調整後取得請求権行使価額の適用開始日(ただし、上記(ア)(ⅱ)ただし書きの場合には株式の分割または無償割当てのための基準日(ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日))に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)とする。平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。なお、調整後取得請求権行使価額の適用開始日に先立つ45取引日目から当該適用開始日までの間に上記(ア)により取得請求権行使価額を調整すべき事由が生じた場合には、調整後取得請求権行使価額は上記(ア)に準じて調整される。

(エ)取得請求権行使価額調整式で使用する「調整前取得請求権行使価額」は、調整後取得請求権行使価額の適用開始日の前日において有効な取得請求権行使価額とする。

(オ)取得請求権行使価額調整式で使用する「既発行普通株式数」は、権利を有する株主を確定するための基準日がある場合はその日、権利を有する株主を確定するための基準日がない場合は調整後取得請求権行使価額の適用開始日の1か月前の日における当会社の発行済普通株式数(ただし、普通株式に係る自己株式数を除く)とする。

(カ)取得請求権行使価額調整式で使用する「普通株式1株あたりの払込金額」は、それぞれ、上記(ア)(ⅰ)の場合には当該払込金額(金銭以外の財産による払込の場合には、取締役会が適切と判断する独立の第三者(証券会社、銀行等)により評価されたかかる払込の適正市場価格)、上記(ア)(ⅱ)の場合には0円、上記(ア)(ⅲ)の場合には普通株式1株あたりの当該取得請求権行使価額または普通株式1株あたりの新株予約権の払込金額および行使に際しての払込金額の合計額とする。

(キ)本ウ.(上記(ウ)を除く)において「普通株式」とは、普通株式、および(ⅰ)剰余金の配当または残余財産分配における優先権がなく、かつ(ⅱ)償還可能ではない株式が含まれるものとする。

エ.上記ウ.により取得請求権行使価額の調整を行う場合には、下限取得請求権行使価額についても、取得請求権行使価額調整式を、「取得請求権行使価額」を「下限取得請求権行使価額」に置き換えた上で適用して同様の調整を行い、上記ウ.(イ)により取得請求権行使価額の調整を行う場合には、下限取得請求権行使価額についても取締役会が適当と判断する価額に変更される。取締役会は、誠実にかつ合理的な方法により、かかる調整を決定する。下限取得請求権行使価額の調整は、上記ウ.(イ)に基づく取得請求権行使価額の調整と同時に有効になるものとする。

オ. 各回第四種優先株式の取得と引換えに交付すべき普通株式数
各回第四種優先株式の取得と引換えに交付すべき当会社の普通株式数は次のとおりとする。

$$\text{各回第四種優先株式の取得と引換えに交付すべき普通株式数} = \frac{\text{各回第四種優先株主が取得請求権行使のために提出した各回第四種優先株式の払込金額総額}}{\text{取得請求権行使価額}}$$

各回第四種優先株式の取得と引換えに交付すべき普通株式数の算出に当って1株に満たない端数は、会社法第167条第3項の規定によりこれを取り扱う。
なお、本オ.に従う限り、いかなる数の各回第四種優先株式を有していたとしても、その各回第四種優先株主1人が行う1回の取得請求により、普通株式1株に満たない部分は1つより多くは生じない。

カ. 各回第四種優先株式の取得と引換えに交付する株式の内容
当会社普通株式

キ. 取得請求受付場所
東京都千代田区丸の内一丁目4番4号
住友信託銀行株式会社　証券代行部

ク. 取得請求の効力発生
取得請求の効力は、取得請求書および各回第四種優先株式の株券が上記キ.の取得請求受付場所に到着した日に発生する。

③　一斉取得

ア. 当会社は、取得請求期間中に取得の請求がなされなかった各回第四種優先株式については、同期間の末日の翌日(以下「一斉取得日」という)をもって、各回第四種優先株式1株の払込金額を一斉取得日に先立つ45取引日目に始まる30取引日の東京証券取引所における当会社の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)で除して得られる数の普通株式の交付と引換えに取得する。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円を下回るときは、各回第四種優先株式1株の払込金額を500,000円で除して得られる数の普通株式の交付と引換えに取得する。

イ. 前項の普通株式の数の算出に当って1株に満たない端数が生じたときは、会社法第234条の規定によりこれを取り扱う。

(7) 発行の方法
ザ・ゴールドマン・サックス・グループ・インクに各回第四種優先株式を直接全額割り当てる方法により発行する。

(8) 各回第四種優先株式の保有に関する事項についての当会社とザ・ゴールドマン・サックス・グループ・インクとの間の取決めの内容
ザ・ゴールドマン・サックス・グループ・インクは、当会社との間で平成15年1月15日締結の優先株式引受契約書(以下「各回第四種優先株式引受契約書」という)において、当会社により割り当てられ保有する各回第四種優先株式につき、一定の場合を除き、譲渡その他の処分を行わないこと等を約している。(なお、ザ・ゴールドマン・サックス・グループ・インクが、各回第四種優先株式引受契約書に従い、各回第四種優先株式を譲渡した場合には、各回第四種優先株式引受契約書に定める権利義務は、当該各回第四種優先株式を譲り受けた者に承継される)

3　第1回第六種優先株式の主な内容は次のとおりであります。

(1) 優先配当金

①　当会社は、剰余金の配当を行うときは、第1回第六種優先株式を有する株主(以下「第1回第六種優先株主」という)または第1回第六種優先株式の登録株式質権者(以下「第1回第六種優先登録株式質権者」という)に対し、普通株主または普通登録株式質権者に先立ち、第1回第六種優先株式1株につき88,500円の金銭による剰余金の配当(かかる配当により支払われる金銭を、以下「優先配当金」という)を行う。ただし、当該事業年度において下記(2)に定める優先中間配当金を支払ったときは、当該優先中間配当金の額を控除した額を支払うものとする。

②　ある事業年度において、第1回第六種優先株主または第1回第六種優先登録株式質権者に対して行う金銭による剰余金の配当の額が優先配当金の額に満たないときは、その不足額は、翌事業年度以降に累積しない。

③　第1回第六種優先株主または第1回第六種優先登録株式質権者に対しては、優先配当金の額を超えて配当は行わない。

(2) 優先中間配当金
当会社は、中間配当を行うときは、第1回第六種優先株主または第1回第六種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、第1回第六種優先株式1株につき44,250円を支払う。

(3) 残余財産の分配

① 当会社は、残余財産を分配するときは、第1回第六種優先株主または第1回第六種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、第1回第六種優先株式1株につき3,000,000円を支払う。

② 第1回第六種優先株主または第1回第六種優先登録株式質権者に対しては、上記3,000,000円のほか、残余財産の分配は行わない。

(4) 取得条項

当会社は、第1回第六種優先株式発行後、平成23年3月31日以降はいつでも、第1回第六種優先株式1株につき3,000,000円の金銭の交付と引換えに、第1回第六種優先株式の一部または全部を取得することができる。一部を取得するときは、抽選または按分比例の方法によりこれを行う。

(5) 議決権

第1回第六種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(6) 株式の併合または分割、募集株式の割当てを受ける権利等

① 当会社は、法令に定める場合を除き、第1回第六種優先株式について株式の併合または分割は行わない。

② 当会社は、第1回第六種優先株主に対し、募集株式または募集新株予約権の割当てを受ける権利を与えない。

③ 当会社は、第1回第六種優先株主に対し、株式または新株予約権の無償割当ては行わない。

(7) 発行の方法

第三者割当ての方法により、適格機関投資家(金融商品取引法に定義される)に割り当てる。

(8) 第1回第六種優先株式の保有に関する事項についての当会社と割当先との取決めの内容

割当先が第1回第六種優先株式を第三者に譲渡する場合には、当会社による事前の同意を必要とする。ただし、第1回第六種優先株式の払込期日(平成17年3月29日)後8年目の応当日以降はこの限りではない。

4 平成20年6月27日開催の定時株主総会及び各種類株主総会における定款等一部変更案の承認に基づき、「株式等の取引に係る決済の合理化を図るための社債等の振替に関する法律等の一部を改正する法律」(平成16年法律第88号。以下「決済合理化法」という)の施行日の前日を効力発生日として、各回第四種優先株式の内容は次のとおりとなります。

(1) 優先配当金

① 当会社は、剰余金の配当を行うときは、各回第四種優先株式を有する株主(以下「各回第四種優先株主」という)または各回第四種優先株式の登録株式質権者(以下「各回第四種優先登録株式質権者」という)に対し、普通株主または普通登録株式質権者に先立ち、各回第四種優先株式1株につき135,000円の金銭による剰余金の配当(かかる配当により支払われる金銭を、以下「優先配当金」という)を行う。ただし、当該事業年度において下記(2)に定める優先中間配当金を支払ったときは、当該優先中間配当金の額を控除した額を支払うものとする。

② ある事業年度において、各回第四種優先株主または各回第四種優先登録株式質権者に対して行う金銭による剰余金の配当の額が優先配当金の額に満たないときは、その不足額は、翌事業年度以降に累積しない。

③ 各回第四種優先株主または各回第四種優先登録株式質権者に対しては、優先配当金の額を超えて配当は行わない。

(2) 優先中間配当金

当会社は、中間配当を行うときは、各回第四種優先株主または各回第四種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、各回第四種優先株式1株につき67,500円を支払う。

(3) 残余財産の分配

① 当会社は、残余財産を分配するときは、各回第四種優先株主または各回第四種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、各回第四種優先株式1株につき3,000,000円を支払う。

② 各回第四種優先株主または各回第四種優先登録株式質権者に対しては、上記3,000,000円のほか、残余財産の分配は行わない。

(4) 議決権

各回第四種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(5) 株式の併合または分割、募集株式の割当てを受ける権利等

① 当会社は、法令に定める場合を除き、各回第四種優先株式について株式の併合または分割は行わない。

② 当会社は、各回第四種優先株主に対し、募集株式または募集新株予約権の割当てを受ける権利を与えない。

③ 当会社は、各回第四種優先株主に対し、株式または新株予約権の無償割当ては行わない。

(6) 取得請求

各回第四種優先株主は、普通株式の交付と引換えに各回第四種優先株式の取得を請求することができる。

① 取得請求期間

平成15年2月8日から平成40年2月7日まで。

② 取得の条件

ア. 取得請求権行使価額

取得請求権行使価額は3,188円とする。

イ. 取得請求権行使価額の修正

各回第四種優先株主が当会社に対し各回第四種優先株式の取得を請求した日(以下「修正日」という)において、取得請求権行使価額は、(ⅰ)修正日の前日において有効な取得請求権行使価額、または、(ⅱ)修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値(気配表示を含む。なお、決済合理化法の施行日の前日より前の取引日の終値については、その100分の1の値とする)の平均値(終値のない日数を除く)相当額(円位未満小数第1位まで算出し、その小数第1位を四捨五入する)のいずれか小さい金額に修正される(以下「修正後取得請求権行使価額」という)。ただし、修正後取得請求権行使価額が1,051円(ただし、下記ウ.により調整される)(以下「下限取得請求権行使価額」という)を下回る場合には、下限取得請求権行使価額をもって修正後取得請求権行使価額とする。なお、修正日に先立つ45取引日目から修正日までの間に下記ウ.により取得請求権行使価額を調整すべき事由が生じた場合には、修正後取得請求権行使価額はウ.に準じて調整される。なお、修正後取得請求権行使価額は、修正日に取得請求がなされた当該各回第四種優先株式についてのみ適用される。

ウ. 取得請求権行使価額の調整

(ア) 各回第四種優先株式発行後、次の(ⅰ)から(ⅴ)までのいずれかに該当する場合には、取得請求権行使価額は、下記に定める各々該当する算式(以下「取得請求権行使価額調整式」といい、取得請求権行使価額調整式により調整された取得請求権行使価額を、以下、「調整後取得請求権行使価額」という)により調整される。

(Ⅰ) 下記(ⅰ)ないし(ⅲ)に該当する場合、取得請求権行使価額調整式は、以下のとおりとする。

$$\text{調整後取得請求権行使価額} = \text{調整前取得請求権行使価額} \times \frac{\text{既発行普通株式数} + \dfrac{\text{新たに発行もしくは処分された普通株式数または転換型証券(下記(ⅲ)に定義される)もしくは新株予約権(下記(ⅲ)に定義される)に関する計算の場合は、取得請求権の行使もしくは取得条項の定める事由の発生または新株予約権の行使により交付され得る普通株式数} \times \text{普通株式1株あたりの払込金額(新株予約権の行使に際して出資される財産の価額を含む)}}{\text{時価}}}{\text{既発行普通株式数} + \text{新たに発行もしくは処分された普通株式数または転換型証券(下記(ⅲ)に定義される)もしくは新株予約権(下記(ⅲ)に定義される)に関する計算の場合は、取得請求権の行使もしくは取得条項の定める事由の発生または新株予約権の行使により交付され得る普通株式数}}$$

(Ⅱ)下記(ⅳ)に該当する場合、取得請求権行使価額調整式は、以下のとおりとする。

$$\text{調整後取得請求権行使価額} = \text{調整前取得請求権行使価額} \times \frac{\text{時価} - \text{普通株式1株につき割り当てられた特別現金配当(下記(ⅳ)に定義される)または債務証書もしくは資産の分配に関する基準日(権利を有する株主を確定するために定められた日を以下「基準日」という)(下記(ⅳ)に定義される)における適正市場価格}(*)}{\text{時価}}$$

(*)かかる適正市場価格に関しては、当会社の取締役会(以下「取締役会」という)が適切と判断する独立の第三者(証券会社、銀行等)に評価させるものとする。

(Ⅲ)下記(ⅴ)に該当する場合、取得請求権行使価額調整式は、以下のとおりとする。

$$\text{調整後取得請求権行使価額} = \text{調整前取得請求権行使価額} \times \frac{\text{時価} \times \text{既発行普通株式数} - \text{下記(ⅴ)に従って、取得される普通株式(または、転換型証券もしくは新株予約権)の総数につき、当会社が支払うべき対価の総額}}{\text{時価} \times (\text{既発行普通株式数} - \text{下記(ⅴ)において、取得される普通株式数(または、転換型証券もしくは新株予約権の場合は、取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により交付される普通株式数)})}$$

なお、上記取得請求権行使価額調整式中の、「時価×既発行普通株式数－(下記(ⅴ)に従って、取得される普通株式(または、転換型証券もしくは新株予約権)の総数につき、当会社が支払うべき対価の総額)」の値が1未満になる場合は、かかる値は1として計算されるものとする。

調整後取得請求権行使価額は円位未満小数第1位まで算出し、その小数第1位を四捨五入する。

(ⅰ)当会社が、取得請求権行使価額調整式で使用する時価を下回る払込金額をもって普通株式を発行または処分する場合(新株予約権の行使または転換型証券にかかる取得請求権の行使もしくは取得条項に定める事由の発生による普通株式の交付の場合を除く)

取得請求権行使価額は、上記(Ⅰ)に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整されるものとし、基準日を設けて株主に当該普通株式の割当てを受ける権利が付与されるときは、その基準日の翌日を、それ以外のときは当該普通株式の払込の日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。

(ⅱ)株式の分割または無償割当てにより普通株式を発行または処分する場合

取得請求権行使価額は、上記(Ⅰ)に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整されるものとし、株式の分割または無償割当てのための基準日(ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日)の翌日をかかる調整後取得請求権行使価額の適用開始日とする。

ただし、剰余金の額を減少して、資本金の額を増加することを条件としてその部分をもって株式の分割または無償割当てにより普通株式を発行または処分する旨取締役会で決議する場合において、当該資本金の額の増加の決議をする株主総会の日よりも前を株式の分割または無償割当てのための基準日(ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日)とする場合には、当該株主総会の終結の日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。

(iii) 取得請求権行使価額調整式で使用する時価を下回る価額をもって当会社の普通株式の交付と引換えに当会社に当該証券の取得を請求する権利もしくは当会社が当該証券を取得することができる旨の条項が付された証券(当該各回第四種優先株式と同時に発行される他の各回第四種優先株式を除く。以下「転換型証券」という)または当会社に普通株式の交付を請求することができる権利(当会社の発行する社債に付された新株予約権を含む)(以下「新株予約権」という)を発行する場合

取得請求権行使価額は、上記(I)に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整されるものとし、基準日を設けて株主に転換型証券または新株予約権の割当てを受ける権利が付与されるときは、その基準日の翌日を、それ以外のときは当該転換型証券の払込の日または新株予約権の割当日(ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日)の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。当該転換型証券または新株予約権を発行する場合、調整後取得請求権行使価額の適用開始日の前日に、発行される転換型証券の全額が普通株式の交付と引換えに取得されたものとみなし、または発行されるすべての新株予約権が行使されたものとみなし、調整後取得請求権行使価額を算出するものとする。ただし、当該発行される転換型証券の取得請求権行使価額もしくは取得価額または新株予約権の行使価額がかかる転換型証券の払込の日または新株予約権の割当日(ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日)において確定しない場合で、かつ、かかる転換型証券または新株予約権についての1株あたりの当初の取得請求権行使価額、取得価額または行使価額の最低価額が定められていない場合には、かかる転換型証券の取得請求権行使価額もしくは取得価額または新株予約権の行使価額が確定した日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。また、当該発行される転換型証券の取得請求権行使価額もしくは取得価額または新株予約権の行使価額がかかる転換型証券の払込の日または新株予約権の割当日(ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日)において確定しない場合で、かつ、かかる転換型証券または新株予約権についての1株あたりの当初の取得請求権行使価額、取得価額または行使価額の最低価額が定められている場合は、株主に転換型証券または新株予約権の割当てを受ける権利が付与されるときはその割当日の翌日を、それ以外のときは当該転換型証券の払込の日または新株予約権の割当日(ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日)の翌日を、かかる調整後取得請求権行使価額の適用開始日とするが、転換型証券または新株予約権は、1株あたりの当初の取得請求権行使価額、取得価額または行使価額の最低価額(ただし、希薄化防止のための調整は考慮しないものとする)により、かかる取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により交付されうる最大数の普通株式が交付されたものとみなされる。その後、かかる転換型証券の取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により交付されうる最大の普通株式数、または取得請求権行使価額、取得価額もしくは行使価額の最低価額について変更(かかる転換型証券または新株予約権の希薄化防止条項に基づく変更を含むが、これに限定されない)が生じた場合には、調整後取得請求権行使価額は、各回第四種優先株式の取得請求権行使の直前において、当該変更を反映させるべく再計算されるものとする(ただし、調整後取得請求権行使価額が、これらの転換型証券または新株予約権の発行またはみなし発行により本(iii)に基づき行われた調整ないし再計算の結果、従前に減少したことがない限りは調整後取得請求権行使価額の増加を行うことができず、従前に減少したことがある場合は、かかる減少のうちいかなる減少の額をも超えて調整後取得請求権行使価額の増加を行うことができないものとする)が、かかる転換型証券の取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により、実際に普通株式が交付されたかまたは対価が支払われた場合には、かかる再計算は行わないものとする。また、その後、かかる転換型証券に係る取得請求権、取得条項に定める事由または新株予約権のいずれかが消滅した場合には、調整後取得請求権行使価額は、各回第四種優先株式の取得請求権行使の直前において、かかる転換型証券の取得請求権の行使、取得条項に定める事由の発生または新株予約権の行使により実際に交付された普通株式数のみを反映させるべく再計算されるものとする。

各回第四種優先株式の発行時において残存するすべての転換型証券および新株予約権は、各回第四種優先株式の発行日の翌日において発行されたものとみなされる。

(iv)当会社が、普通株式を有するすべての株主に対して、特別現金配当または債務証書もしくは資産の分配(特別現金配当以外の金銭による剰余金の配当を除く)を行う場合

かかる配当または分配の際に適用される取得請求権行使価額は、上記(Ⅱ)に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整される。当会社がかかる特別現金配当または分配を行うたびごとに、取得請求権行使価額の調整は行われるものとし、当該特別現金配当については、対象となる事業年度(以下に定義する)の末日の翌日を、また、分配を受ける権利については、分配を受ける権利を有する株主を確定するために定められた基準日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。

「特別現金配当」とは、当会社が対象となる事業年度中の日を基準日とする金銭による剰余金の配当の合計額に基づく配当利回り(以下に定義する)が、5%に直前の3事業年度の各事業年度中の日を基準日とする金銭による剰余金の配当の各合計額に基づく配当利回りの平均値を加えた値を超過する場合の金額とする。

「事業年度」とは、4月1日から翌年3月31日までの期間をいう。ただし、当会社が3月31日以外の日に終了するように事業年度を変更した場合、事業年度は、かかる変更に応じて変更されたものとみなされる。

「配当利回り」とは、下記の算式により求められる率とする。

$$\frac{\text{対象となる事業年度中の日を基準日とする金銭による剰余金の配当について、当会社が決定した普通株式1株あたりの金銭による剰余金の配当の合計額}}{\text{対象となる事業年度の東京証券取引所における普通株式の毎日(終値のない日を除く)の終値の平均値}} \times 100\%$$

(v)当会社が、普通株式の取得を、かかる取得日(以下「取得日」という)における普通株式1株あたりの時価を上回る1株あたりの価額をもって行う場合(当会社が会社法の規定に従い市場取引等により普通株式を取得する場合および単元未満株式買取請求権の行使に関連して普通株式を取得する場合を除く)、または、転換型証券もしくは普通株式の交付を受けることができる権利が付されたその他の証券の償還もしくはその他の事由による取得を、取得日における普通株式の1株あたりの時価を上回る普通株式1株あたりの対価をもって行う場合

かかる取得の際において適用される取得請求権行使価額は、上記(Ⅲ)に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整される。当会社が普通株式またはかかる証券を償還またはその他の事由により取得するたびごとに、取得請求権行使価額の調整は行われるものとし、取得日の翌日をかかる調整後取得請求権行使価額の適用開始日とする。

(イ)株式交換、株式移転、会社分割、合併、資本金の額の減少、普通株式の併合その他上記(ア)に該当しない希薄化事由により取得請求権行使価額の調整を必要とする場合には、上記(ア)に準じて取締役会が適当と判断する価額に調整される。取締役会は、誠実にかつ合理的な方法により、かかる調整を決定する。

(ウ)取得請求権行使価額調整式で使用する「時価」は、調整後取得請求権行使価額の適用開始日(ただし、上記(ア)(ⅱ)ただし書きの場合には株式の分割または無償割当てのための基準日(ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日))に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値(気配表示を含む。なお、決済合理化法の施行日の前日より前の取引日の終値については、その100分の1の値とする)の平均値(終値のない日数を除く)とする。平均値の計算は、円位未満小数第1位まで算出し、その小数第1位を四捨五入する。なお、調整後取得請求権行使価額の適用開始日に先立つ45取引日目から当該適用開始日までの間に上記(ア)により取得請求権行使価額を調整すべき事由が生じた場合には、調整後取得請求権行使価額は上記(ア)に準じて調整される。

(エ)取得請求権行使価額調整式で使用する「調整前取得請求権行使価額」は、調整後取得請求権行使価額の適用開始日の前日において有効な取得請求権行使価額とする。

(オ)取得請求権行使価額調整式で使用する「既発行普通株式数」は、権利を有する株主を確定するための基準日がある場合はその日、権利を有する株主を確定するための基準日がない場合は調整後取得請求権行使価額の適用開始日の1か月前の日における当会社の発行済普通株式数(ただし、普通株式に係る自己株式数を除く)とする。

(カ)取得請求権行使価額調整式で使用する「普通株式1株あたりの払込金額」は、それぞれ、上記(ア)(ⅰ)の場合には当該払込金額(金銭以外の財産による払込の場合には、取締役会が適切と判断する独立の第三者(証券会社、銀行等)により評価されたかかる払込の適正市場価格)、上記(ア)(ⅱ)の場合には0円、上記(ア)(ⅲ)の場合には普通株式1株あたりの当該取得請求権行使価額または普通株式1株あたりの新株予約権の払込金額および行使に際しての払込金額の合計額とする。

(キ)本ウ.(上記(ウ)を除く)において「普通株式」とは、普通株式、および(ⅰ)剰余金の配当または残余財産分配における優先権がなく、かつ(ⅱ)償還可能ではない株式が含まれるものとする。

エ.上記ウ.により取得請求権行使価額の調整を行う場合には、下限取得請求権行使価額についても、取得請求権行使価額調整式を、「取得請求権行使価額」を「下限取得請求権行使価額」に置き換えた上で適用して同様の調整を行い、上記ウ.(イ)により取得請求権行使価額の調整を行う場合には、下限取得請求権行使価額についても取締役会が適当と判断する価額に変更される。取締役会は、誠実にかつ合理的な方法により、かかる調整を決定する。下限取得請求権行使価額の調整は、上記ウ.(イ)に基づく取得請求権行使価額の調整と同時に有効になるものとする。

オ.各回第四種優先株式の取得と引換えに交付すべき普通株式数

各回第四種優先株式の取得と引換えに交付すべき当会社の普通株式数は次のとおりとする。

$$\text{各回第四種優先株式の取得と引換えに交付すべき普通株式数} = \frac{\text{各回第四種優先株主が取得請求権行使のために提出した各回第四種優先株式の払込金額総額}}{\text{取得請求権行使価額}}$$

各回第四種優先株式の取得と引換えに交付すべき普通株式数の算出に当って1株に満たない端数は、会社法第167条第3項の規定によりこれを取り扱う。また、この算出に当って単元未満株式が生じたときは、単元未満株式の買取請求権が行使されたものとし、現金精算する。

なお、本オ.に従う限り、いかなる数の各回第四種優先株式を有していたとしても、その各回第四種優先株主1人が行う1回の取得請求により、普通株式1単元に満たない部分は1つより多くは生じない。

カ.各回第四種優先株式の取得と引換えに交付する株式の内容

当会社普通株式

キ.取得請求受付場所

東京都千代田区丸の内一丁目4番4号

住友信託銀行株式会社　証券代行部

ク.取得請求の効力発生

取得請求の効力は、取得請求書および各回第四種優先株式の株券が上記キ.の取得請求受付場所に到着した日に発生する。

③ 一斉取得

ア.当会社は、取得請求期間中に取得の請求がなされなかった各回第四種優先株式については、同期間の末日の翌日(以下「一斉取得日」という)をもって、各回第四種優先株式1株の払込金額を一斉取得日に先立つ45取引日目に始まる30取引日の東京証券取引所における当会社の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)で除して得られる数の普通株式の交付と引換えに取得する。平均値の計算は円位未満小数第1位まで算出し、その小数第1位を四捨五入する。ただし、当該平均値が5,000円を下回るときは、各回第四種優先株式1株の払込金額を5,000円で除して得られる数の普通株式の交付と引換えに取得する。

イ.前項の普通株式の数の算出に当って1株に満たない端数が生じたときは、会社法第234条の規定によりこれを取り扱う。

(7) 発行の方法

ザ・ゴールドマン・サックス・グループ・インクに各回第四種優先株式を直接全額割り当てる方法により発行する。

(8) 各回第四種優先株式の保有に関する事項についての当会社とザ・ゴールドマン・サックス・グループ・インクとの間の取決めの内容

ザ・ゴールドマン・サックス・グループ・インクは、当会社との間で平成15年1月15日締結の優先株式引受契約書(以下「各回第四種優先株式引受契約書」という)において、当会社により割り当てられ保有する各回第四種優先株式につき、一定の場合を除き、譲渡その他の処分を行わないこと等を約している。(なお、ザ・ゴールドマン・サックス・グループ・インクが、各回第四種優先株式引受契約書に従い、各回第四種優先株式を譲渡した場合には、各回第四種優先株式引受契約書に定める権利義務は、当該各回第四種優先株式を譲り受けた者に承継される)

(2) 【新株予約権等の状況】

当社は平成13年改正旧商法に基づき新株予約権を発行しております。

	事業年度末現在 (平成20年３月31日)	提出日の前月末現在 (平成20年５月31日)
新株予約権の数	1,081個	同左
新株予約権のうち自己新株予約権の数	—	—
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	1,081株	同左
新株予約権の行使時の払込金額	１株当たり　669,775円	同左
新株予約権の行使期間	平成16年６月28日から 平成24年６月27日まで	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　669,775円 資本組入額　334,888円	同左
新株予約権の行使の条件	①新株予約権者は、権利行使時において当社または株式会社三井住友銀行の役職員の地位にあることを要す。ただし、任期満了による退任、定年退職その他当社取締役会が正当な理由があると認めた場合は、当社または株式会社三井住友銀行の役職員の地位を失った後も５年間に限り新株予約権を行使できる。 ②新株予約権者が死亡した場合には、その相続人が新株予約権を行使できる。	同左
新株予約権の譲渡に関する事項	新株予約権の譲渡については、取締役会の承認を要する。	同左
代用払込みに関する事項	—	—
組織再編成行為に伴う新株予約権の交付に関する事項	—	—

(注) 1　新株予約権１個当たりの目的たる株式の数は１株であります。

2　払込金額は、新株予約権発行後に当社が時価を下回る払込金額で新株式を発行する場合(新株予約権の行使による場合を除く)は、次の算式により調整される。ただし、調整により生じる１円未満の端数は切り上げる。

$$\text{調整後払込金額} = \text{調整前払込金額} \times \frac{\text{既発行株式数} + \dfrac{\text{新発行株式数} \times 1\text{株当たり払込金額}}{1\text{株当たり時価}}}{\text{既発行株式数} + \text{新発行株式数}}$$

また、払込金額は、株式の分割または併合の際にも適宜調整される。

(3) 【ライツプランの内容】

該当ありません。

(4) 【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数(株)	発行済株式総数残高(株)	資本金増減額(千円)	資本金残高(千円)	資本準備金増減額(千円)	資本準備金残高(千円)
平成15年4月1日～平成16年3月31日 (注)1	8.61	6,928,109.53	―	1,247,650,000	―	1,747,266,508
平成15年8月8日 (注)2	―	6,928,109.53	―	1,247,650,000	△499,503,848	1,247,762,659
平成16年4月1日～平成17年3月31日 (注)3	332,869.96	7,260,979.49	―	1,247,650,000	―	1,247,762,659
平成17年3月29日 (注)4	70,001	7,330,980.49	105,001,500	1,352,651,500	105,001,500	1,352,764,159
平成17年4月1日～平成18年3月31日 (注)5	922,593.28	8,253,573.77	―	1,352,651,500	―	1,352,764,159
平成18年1月31日 (注)6	80,000	8,333,573.77	45,220,000	1,397,871,500	45,220,000	1,397,984,159
平成18年2月28日 (注)7	40,700	8,374,273.77	23,005,675	1,420,877,175	23,005,675	1,420,989,834
平成18年5月17日 (注)8	△68,000	8,306,273.77	―	1,420,877,175	―	1,420,989,834
平成18年8月11日 (注)9	―	8,306,273.77	―	1,420,877,175	△1,000,000,000	420,989,834
平成18年9月1日 (注)10	249,015	8,555,288.77	―	1,420,877,175	221,365,710	642,355,545
平成18年9月6日 (注)11	△67,000	8,488,288.77	―	1,420,877,175	―	642,355,545
平成18年9月29日 (注)12	△439,534	8,048,754.77	―	1,420,877,175	―	642,355,545
平成18年10月11日 (注)13	△195,000	7,853,754.77	―	1,420,877,175	―	642,355,545

(注) 1 第13回第四種優先株式の普通株式への転換により、当該優先株式が１株減少し、普通株式が9.61株増加いたしました。

2 商法第289条第２項の規定に基づき、資本準備金を減少し、その他資本剰余金に振り替えたものであります。

3 優先株式の普通株式への転換により、第一種優先株式が32,000株、第三種優先株式が105,000株、第13回第四種優先株式が7,912株それぞれ減少し、普通株式が477,781.96株増加いたしました。

4 有償第三者割当　第１回第六種優先株式　発行価額　3,000千円　資本組入額　1,500千円

5 優先株式の普通株式への転換により、第13回第四種優先株式が107,087株減少し、普通株式が1,029,680.28株増加いたしました。

6 有償一般募集　普通株式　発行価額　1,130千円　資本組入額　565千円

7 有償第三者割当　普通株式　発行価額　1,130千円　資本組入額　565千円

8 優先株式の取得及び消却を実施したことに伴い、第一種優先株式が35,000株、第二種優先株式が33,000株減少いたしました。

9 会社法第448条第１項の規定に基づき、資本準備金を減少し、その他資本剰余金に振り替えたものであります。

10 SMBCフレンド証券株式会社の完全子会社化に係る株式交換による普通株式の増加(交換比率１：0.0008)

11 優先株式の取得及び消却を実施したことに伴い、第二種優先株式が67,000株減少いたしました。

12 優先株式の取得及び消却を実施したことに伴い、第三種優先株式が500,000株減少いたしました。また第三種優先株式に係る取得請求権の行使に伴い、普通株式が60,466株増加いたしました。

13 優先株式の取得及び消却を実施したことに伴い、第三種優先株式が195,000株減少いたしました。

14 平成20年４月30日に、第５回第四種優先株式、第６回第四種優先株式、第７回第四種優先株式及び第８回第四種優先株式の全株式につき取得請求権が行使されたことに伴い、普通株式が157,151株増加いたしました。

15 平成20年５月16日に、第５回第四種優先株式、第６回第四種優先株式、第７回第四種優先株式及び第８回第四種優先株式の全株式を消却したことに伴い、第四種優先株式が16,700株減少いたしました。

(5) 【所有者別状況】

① 普通株式

(平成20年３月31日現在)

区分	株式の状況								端株の状況
	政府及び地方公共団体	金融機関	金融商品取引業者	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数(人)	6	434	120	7,486	1,002	43	172,744	181,835	―
所有株式数(株)	4,751	2,456,588	76,241	1,397,932	3,047,023	130	727,326	7,709,991	23,662.77
所有株式数の割合(%)	0.06	31.86	0.99	18.13	39.52	0.00	9.44	100.00	―

(注) 1 自己株式68,516.41株は「個人その他」に68,516株、「端株の状況」に0.41株含まれております。

2 「その他の法人」欄には、株式会社証券保管振替機構名義の株式が、358株含まれております。

② 第１回第四種優先株式

(平成20年３月31日現在)

区分	株式の状況								端株の状況
	政府及び地方公共団体	金融機関	金融商品取引業者	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数(人)	―	―	―	―	1	―	―	1	―
所有株式数(株)	―	―	―	―	4,175	―	―	4,175	―
所有株式数の割合(%)	―	―	―	―	100.00	―	―	100.00	―

③ 第２回第四種優先株式

(平成20年３月31日現在)

区分	株式の状況								端株の状況
	政府及び地方公共団体	金融機関	金融商品取引業者	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数(人)	―	―	―	―	1	―	―	1	―
所有株式数(株)	―	―	―	―	4,175	―	―	4,175	―
所有株式数の割合(%)	―	―	―	―	100.00	―	―	100.00	―

④ 第３回第四種優先株式

(平成20年３月31日現在)

区分	株式の状況								端株の状況
	政府及び地方公共団体	金融機関	金融商品取引業者	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数(人)	—	—	—	—	1	—	—	1	—
所有株式数(株)	—	—	—	—	4,175	—	—	4,175	—
所有株式数の割合(%)	—	—	—	—	100.00	—	—	100.00	—

⑤ 第４回第四種優先株式

(平成20年３月31日現在)

区分	株式の状況								端株の状況
	政府及び地方公共団体	金融機関	金融商品取引業者	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数(人)	—	—	—	—	1	—	—	1	—
所有株式数(株)	—	—	—	—	4,175	—	—	4,175	—
所有株式数の割合(%)	—	—	—	—	100.00	—	—	100.00	—

⑥ 第５回第四種優先株式

(平成20年３月31日現在)

区分	株式の状況								端株の状況
	政府及び地方公共団体	金融機関	金融商品取引業者	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数(人)	—	—	—	—	1	—	—	1	—
所有株式数(株)	—	—	—	—	4,175	—	—	4,175	—
所有株式数の割合(%)	—	—	—	—	100.00	—	—	100.00	—

⑦ 第６回第四種優先株式

(平成20年３月31日現在)

区分	株式の状況								端株の状況
	政府及び地方公共団体	金融機関	金融商品取引業者	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数(人)	—	—	—	—	1	—	—	1	—
所有株式数(株)	—	—	—	—	4,175	—	—	4,175	—
所有株式数の割合(%)	—	—	—	—	100.00	—	—	100.00	—

⑧　第７回第四種優先株式

（平成20年３月31日現在）

区分	株式の状況								端株の状況
	政府及び地方公共団体	金融機関	金融商品取引業者	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数（人）	―	―	―	―	1	―	―	1	―
所有株式数（株）	―	―	―	―	4,175	―	―	4,175	―
所有株式数の割合（%）	―	―	―	―	100.00	―	―	100.00	―

⑨　第８回第四種優先株式

（平成20年３月31日現在）

区分	株式の状況								端株の状況
	政府及び地方公共団体	金融機関	金融商品取引業者	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数（人）	―	―	―	―	1	―	―	1	―
所有株式数（株）	―	―	―	―	4,175	―	―	4,175	―
所有株式数の割合（%）	―	―	―	―	100.00	―	―	100.00	―

⑩　第９回第四種優先株式

（平成20年３月31日現在）

区分	株式の状況								端株の状況
	政府及び地方公共団体	金融機関	金融商品取引業者	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数（人）	―	―	―	―	1	―	―	1	―
所有株式数（株）	―	―	―	―	4,175	―	―	4,175	―
所有株式数の割合（%）	―	―	―	―	100.00	―	―	100.00	―

⑪　第10回第四種優先株式

（平成20年３月31日現在）

区分	株式の状況								端株の状況
	政府及び地方公共団体	金融機関	金融商品取引業者	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数（人）	―	―	―	―	1	―	―	1	―
所有株式数（株）	―	―	―	―	4,175	―	―	4,175	―
所有株式数の割合（%）	―	―	―	―	100.00	―	―	100.00	―

⑫　第11回第四種優先株式

（平成20年３月31日現在）

区分	株式の状況								端株の状況
	政府及び地方公共団体	金融機関	金融商品取引業者	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数（人）	—	—	—	—	1	—	—	1	—
所有株式数（株）	—	—	—	—	4,175	—	—	4,175	—
所有株式数の割合（％）	—	—	—	—	100.00	—	—	100.00	—

⑬　第12回第四種優先株式

（平成20年３月31日現在）

区分	株式の状況								端株の状況
	政府及び地方公共団体	金融機関	金融商品取引業者	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数（人）	—	—	—	—	1	—	—	1	—
所有株式数（株）	—	—	—	—	4,175	—	—	4,175	—
所有株式数の割合（％）	—	—	—	—	100.00	—	—	100.00	—

⑭　第１回第六種優先株式

（平成20年３月31日現在）

区分	株式の状況								端株の状況
	政府及び地方公共団体	金融機関	金融商品取引業者	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数（人）	—	4	—	—	—	—	—	4	—
所有株式数（株）	—	70,001	—	—	—	—	—	70,001	—
所有株式数の割合（％）	—	100.00	—	—	—	—	—	100.00	—

(6) 【大株主の状況】

① 普通株式

(平成20年３月31日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
日本マスタートラスト信託銀行株式会社(信託口)	東京都港区浜松町二丁目11番３号	492,814.00	6.37
日本トラスティ・サービス信託銀行株式会社(信託口)	東京都中央区晴海一丁目８番11号	488,489.00	6.31
日本生命保険相互会社	大阪市中央区今橋三丁目５番12号	154,667.42	1.99
ステート ストリート バンク アンド トラスト カンパニー (常任代理人 株式会社みずほコーポレート銀行 兜町証券決済業務室)	P.O.BOX 351 BOSTON MASSACHUSETTS 02101 U.S.A. (東京都中央区日本橋兜町６番７号)	142,599.00	1.84
ステート ストリート バンク アンド トラスト カンパニー 505103 (常任代理人 株式会社みずほコーポレート銀行 兜町証券決済業務室)	P.O.BOX 351 BOSTON MASSACHUSETTS 02101 U.S.A. (東京都中央区日本橋兜町６番７号)	128,919.00	1.66
ヒーローアンドカンパニー (常任代理人 株式会社三井住友銀行 証券ファイナンス営業部)	90 WASHINGTON STREET NEW YORK,NY 10015 U.S.A. (東京都千代田区丸の内一丁目３番２号)	113,913.00	1.47
ジェーピー モルガン チェース バンク 380055 (常任代理人 株式会社みずほコーポレート銀行 兜町証券決済業務室)	270 PARK AVENUE,NEW YORK,NY 10017, UNITED STATES OF AMERICA (東京都中央区日本橋兜町６番７号)	101,502.00	1.31
株式会社三井住友銀行	東京都千代田区有楽町一丁目１番２号	100,481.00	1.29
メロン バンク エヌエー アズ エージェント フォー イッツ クライアント メロン オムニバス ユーエス ペンション (常任代理人 香港上海銀行東京支店 カストディ業務部)	ONE BOSTON PLACE BOSTON,MA 02108 (東京都中央区日本橋三丁目11番１号)	97,445.00	1.26
日本トラスティ・サービス信託銀行株式会社(信託口４)	東京都中央区晴海一丁目８番11号	77,481.00	1.00
計	―	1,898,310.42	24.54

② 第１回第四種優先株式

(平成20年３月31日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
ザ・ゴールドマン・サックス・グループ・インク (常任代理人 ゴールドマン・サックス証券株式会社)	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. (東京都港区六本木六丁目10番１号)	4,175	100.00
計	―	4,175	100.00

③ 第２回第四種優先株式

（平成20年３月31日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合（％）
ザ・ゴールドマン・サックス・グループ・インク（常任代理人　ゴールドマン・サックス証券株式会社）	85 BROAD STREET, NEW YORK, NY 10004, U. S. A.（東京都港区六本木六丁目10番１号）	4,175	100.00
計	―	4,175	100.00

④ 第３回第四種優先株式

（平成20年３月31日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合（％）
ザ・ゴールドマン・サックス・グループ・インク（常任代理人　ゴールドマン・サックス証券株式会社）	85 BROAD STREET, NEW YORK, NY 10004, U. S. A.（東京都港区六本木六丁目10番１号）	4,175	100.00
計	―	4,175	100.00

⑤ 第４回第四種優先株式

（平成20年３月31日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合（％）
ザ・ゴールドマン・サックス・グループ・インク（常任代理人　ゴールドマン・サックス証券株式会社）	85 BROAD STREET, NEW YORK, NY 10004, U. S. A.（東京都港区六本木六丁目10番１号）	4,175	100.00
計	―	4,175	100.00

⑥ 第５回第四種優先株式

（平成20年３月31日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合（％）
ジーエスエスエム　ホールディング　ツー　コープ（常任代理人　ゴールドマン・サックス証券株式会社）	85 BROAD STREET, NEW YORK, NY 10004, U. S. A.（東京都港区六本木六丁目10番１号）	4,175	100.00
計	―	4,175	100.00

⑦ 第６回第四種優先株式

（平成20年３月31日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合（％）
ジーエスエスエム　ホールディング　ツー　コープ（常任代理人　ゴールドマン・サックス証券株式会社）	85 BROAD STREET, NEW YORK, NY 10004, U. S. A.（東京都港区六本木六丁目10番１号）	4,175	100.00
計	―	4,175	100.00

⑧　第７回第四種優先株式

（平成20年３月31日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合(%)
ジーエスエスエム　ホールディング　ツー　コープ （常任代理人　ゴールドマン・サックス証券株式会社）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. （東京都港区六本木六丁目10番１号）	4,175	100.00
計	—	4,175	100.00

⑨　第８回第四種優先株式

（平成20年３月31日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合(%)
ジーエスエスエム　ホールディング　ツー　コープ （常任代理人　ゴールドマン・サックス証券株式会社）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. （東京都港区六本木六丁目10番１号）	4,175	100.00
計	—	4,175	100.00

⑩　第９回第四種優先株式

（平成20年３月31日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合(%)
ジーエスエスエム　ホールディング　ツー　コープ （常任代理人　ゴールドマン・サックス証券株式会社）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. （東京都港区六本木六丁目10番１号）	4,175	100.00
計	—	4,175	100.00

⑪　第10回第四種優先株式

（平成20年３月31日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合(%)
ジーエスエスエム　ホールディング　ツー　コープ （常任代理人　ゴールドマン・サックス証券株式会社）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. （東京都港区六本木六丁目10番１号）	4,175	100.00
計	—	4,175	100.00

⑫　第11回第四種優先株式

（平成20年３月31日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合(%)
ジーエスエスエム　ホールディング　ツー　コープ （常任代理人　ゴールドマン・サックス証券株式会社）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. （東京都港区六本木六丁目10番１号）	4,175	100.00
計	—	4,175	100.00

⑬　第12回第四種優先株式

(平成20年３月31日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
ジーエスエスエム　ホールディング　ツー　コープ (常任代理人　ゴールドマン・サックス証券株式会社)	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. (東京都港区六本木六丁目10番１号)	4,175	100.00
計	―	4,175	100.00

⑭　第１回第六種優先株式

(平成20年３月31日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
住友生命保険相互会社	東京都中央区築地七丁目18番24号	23,334	33.33
日本生命保険相互会社	大阪市中央区今橋三丁目５番12号	20,000	28.57
三井生命保険株式会社	東京都千代田区大手町一丁目２番３号	16,667	23.81
三井住友海上火災保険株式会社	東京都中央区新川二丁目27番２号	10,000	14.29
計	―	70,001	100.00

(注) 1　株式会社三井住友銀行が所有している普通株式につきましては、会社法施行規則第67条の規定により議決権の行使が制限されております。

2　キャピタル・リサーチ・アンド・マネージメント・カンパニーから平成19年５月９日付で株券等の大量保有の状況に関する変更報告書の提出があり、平成19年４月30日現在で以下の普通株式を保有している旨の報告を受けましたが、当社として当事業年度末日における実質所有株式数の確認ができないので、上記大株主の状況には含めておりません。

なお、変更報告書の内容は次のとおりであります。

大量保有者名	キャピタル・リサーチ・アンド・マネージメント・カンパニー (他共同保有者４名)
保有株券等の数	379,830株(共同保有者分を含む。)
株券等保有割合	4.91%

3　アライアンス・バーンスタイン・エル・ピーから平成19年９月21日付で株券等の大量保有の状況に関する大量保有報告書の提出があり、平成19年９月14日現在で以下の普通株式を保有している旨の報告を受けましたが、当社として当事業年度末日における実質所有株式数の確認ができないので、上記大株主の状況には含めておりません。

なお、大量保有報告書の内容は次のとおりであります。

大量保有者名	アライアンス・バーンスタイン・エル・ピー (他共同保有者２名)
保有株券等の数	413,431株(共同保有者分を含む。)
株券等保有割合	5.35%

(7) 【議決権の状況】

① 【発行済株式】

(平成20年３月31日現在)

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	優先株式 120,101	―	(1)株式の総数等②発行済株式参照
議決権制限株式(自己株式等)	―	―	―
議決権制限株式(その他)	―	―	―
完全議決権株式(自己株式等)	(自己保有株式) 普通株式 68,516 (相互保有株式) 普通株式 107,491	―	権利内容に何ら限定のない当社における標準となる株式
完全議決権株式(その他)	普通株式 7,533,984	7,533,984	権利内容に何ら限定のない当社における標準となる株式 (注)1
端株	普通株式 23,662.77	―	権利内容に何ら限定のない当社における標準となる株式 (注)2，3
発行済株式総数	7,853,754.77	―	―
総株主の議決権	―	7,533,984	―

(注) 1 「完全議決権株式(その他)」の欄には、株式会社証券保管振替機構名義の株式が、358株(議決権358個)含まれております。

2 「端株」の欄には、当社所有の自己株式0.41株が含まれております。

3 「端株」の欄には、株主名簿上は株式会社三井住友銀行名義となっておりますが、実質的に保有していない株式が0.60株含まれております。

② 【自己株式等】

(平成20年３月31日現在)

所有者の氏名又は名称	所有者の住所	自己名義所有株式数(株)	他人名義所有株式数(株)	所有株式数の合計(株)	発行済株式総数に対する所有株式数の割合(%)
株式会社三井住友フィナンシャルグループ	東京都千代田区有楽町一丁目１番２号	68,516	―	68,516	0.88
株式会社三井住友銀行	東京都千代田区有楽町一丁目１番２号	100,481	―	100,481	1.29
大和証券エスエムビーシー株式会社	東京都千代田区丸の内一丁目９番１号	7,010	―	7,010	0.09
計	―	176,007	―	176,007	2.27

(注) 「発行済株式総数に対する所有株式数の割合(%)」の発行済株式総数は、発行済普通株式の総数であります。

(8) 【ストックオプション制度の内容】

株式会社三井住友銀行が、平成14年6月27日開催の第1期定時株主総会の特別決議に基づいて平成13年改正旧商法第280条ノ20及び第280条ノ21の規定に基づく新株予約権1,620個を発行しておりましたが、平成14年8月29日開催の取締役会において、同行の新株予約権者の利益を従来どおり確保する観点から、株式会社三井住友フィナンシャルグループが株式移転に際し、同行の発行した新株予約権1,620個に係る義務を次のとおり承継することを決定いたしました。また、上記新株予約権1,620個に係る義務を当社が承継することについて、同行の平成14年9月26日開催の第1回第一種優先株式、第2回第一種優先株式及び第五種優先株式に係る種類株主総会並びに平成14年9月27日開催の臨時株主総会(普通株式に係る種類株主総会を兼ねる。)において、承認可決されました。

当該制度の内容は、次のとおりであります。

決議年月日	平成14年6月27日
付与対象者の区分及び人数	当社及び当社子会社の役職員　677人
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	1,620株
新株予約権の行使時の払込金額	1株当たり　673,000円
新株予約権の行使期間	平成16年6月28日から平成24年6月27日まで
新株予約権の行使の条件	①新株予約権者は、権利行使時において当社または株式会社三井住友銀行の役職員の地位にあることを要す。ただし、任期満了による退任、定年退職その他当社取締役会が正当な理由があると認めた場合は、当社または株式会社三井住友銀行の役職員の地位を失った後も5年間に限り新株予約権を行使できる。 ②新株予約権者が死亡した場合には、その相続人が新株予約権を行使できる。
新株予約権の譲渡に関する事項	新株予約権の譲渡については、取締役会の承認を要する。
代用払込みに関する事項	―
組織再編成行為に伴う新株予約権の交付に関する事項	―

(注) 1　決議年月日は、株式会社三井住友銀行における発行決議日を記載しております。

2　新株予約権1個当たりの目的たる株式の数は1株であります。

3　払込金額は、新株予約権発行後に当社が時価を下回る払込金額で新株式を発行する場合(新株予約権の行使による場合を除く)は、次の算式により調整される。ただし、調整により生じる1円未満の端数は切り上げる。

$$\text{調整後払込金額} = \text{調整前払込金額} \times \frac{\text{既発行株式数} + \dfrac{\text{新発行株式数} \times 1\text{株当たり払込金額}}{1\text{株当たり時価}}}{\text{既発行株式数} + \text{新発行株式数}}$$

また、払込金額は、株式の分割または併合の際にも適宜調整される。

2 【自己株式の取得等の状況】

【株式の種類等】 会社法第155条第３号の規定に基づく定時株主総会決議による普通株式及び優先株式の取得
旧商法第220条ノ６の規定に基づく端株の買取請求による普通株式の取得
会社法第155条第４号の規定に基づく取得請求による優先株式の取得

(1) 【株主総会決議による取得の状況】

会社法第155条第３号の規定に基づく定時株主総会決議による普通株式及び優先株式の取得

区分	株式の種類	株式数(株)	価額の総額(円)
株主総会(平成18年６月29日)での決議状況 (取得期間平成18年８月11日～平成19年５月31日)	普通株式	上限 1,000,000	上限 1,200,000,000,000
	第二種優先株式	上限 67,000	上限 1,200,000,000,000
	第三種優先株式	上限 695,000	上限 1,200,000,000,000
	―	合算上限 1,762,000	合算上限 1,200,000,000,000
当事業年度前における取得自己株式	普通株式	60,466	76,791,820,000
	第二種優先株式	67,000	245,079,300,000
	第三種優先株式	645,000	875,281,500,000
	―	772,466	1,197,152,620,000
当事業年度における取得自己株式	普通株式	―	―
	第二種優先株式	―	―
	第三種優先株式	―	―
	―	―	―
残存授権株式の総数及び価額の総額	普通株式	上限 939,534	上限 1,123,208,180,000
	第二種優先株式	―	上限 954,920,700,000
	第三種優先株式	上限 50,000	上限 324,718,500,000
	―	合算上限 989,534	合算上限 2,847,380,000
当事業年度の末日現在の未行使割合(%)	普通株式	93.95	93.60
	第二種優先株式	―	79.57
	第三種優先株式	7.19	27.05
	―	56.15	0.23
当期間における取得自己株式	普通株式	―	―
	第二種優先株式	―	―
	第三種優先株式	―	―
	―	―	―
提出日現在の未行使割合(%)	普通株式	93.95	93.60
	第二種優先株式	―	79.57
	第三種優先株式	7.19	27.05
	―	56.15	0.23

(注) 会社法第448条第１項の規定に基づき、資本準備金１兆円を減少し、その他資本準備金に振り替える旨、当定時株主総会で別途決議しており、当該資本準備金の減少の効力発生を条件として、自己株式の取得枠を設定するものとしております。

(2) 【取締役会決議による取得の状況】

該当ありません。

(3) 【株主総会決議又は取締役会決議に基づかないものの内容】

旧商法第220条ノ６の規定に基づく端株の買取請求による普通株式の取得

区分	株式の種類	株式数(株)	価額の総額(円)
当事業年度における取得自己株式	普通株式	895.01	901,456,010
当期間における取得自己株式	普通株式	100.59	81,582,780

(注) 当期間における取得自己株式には、平成20年６月１日から有価証券報告書提出日までに取得した自己株式は含まれておりません。

会社法第155条第４号の規定に基づく取得請求による優先株式の取得

区分	株式の種類	株式数(株)	価額の総額(円)
当事業年度における取得自己株式	―	―	―
当期間における取得自己株式	第５回第四種優先株式	4,175	―
	第６回第四種優先株式	4,175	―
	第７回第四種優先株式	4,175	―
	第８回第四種優先株式	4,175	―

(4) 【取得自己株式の処理状況及び保有状況】

区分	株式の種類	当事業年度		当期間	
		株式数(株)	処分価額の総額(円)	株式数(株)	処分価額の総額(円)
引き受ける者の募集を行った取得自己株式	―	―	―	―	―
消却の処分を行った取得自己株式	第５回第四種優先株式	―	―	4,175	―
	第６回第四種優先株式	―	―	4,175	―
	第７回第四種優先株式	―	―	4,175	―
	第８回第四種優先株式	―	―	4,175	―
合併、株式交換、会社分割に係る移転を行った取得自己株式	―	―	―	―	―
その他 (端株の買増請求及びストック・オプションの権利行使による売渡し)	普通株式	234.55	285,184,424	24.68	29,963,054
保有自己株式数	普通株式	68,516.41	―	68,592.32	―

(注) 当期間の取得自己株式の処理状況及び保有状況には、平成20年６月１日から有価証券報告書提出日までに端株の買増請求及びストック・オプションの権利行使によって売り渡した自己株式、及び端株の買取請求によって取得した自己株式は含まれておりません。

3 【配当政策】

当社は、銀行持株会社としての公共性に鑑み、健全経営確保の観点から当社グループ全体の内部留保の充実に留意しつつ、企業価値の持続的な向上を通じて、安定的かつ継続的に利益配分の増加を図る方針であり、中期経営計画「LEAD THE VALUE 計画」においても、株主の皆さまへの利益還元の強化を図るべく、連結当期純利益に対する配当性向を20％超とすることを目標としております。

当社は、中間配当と期末配当の年２回の剰余金の配当を行うことを基本的な方針としております。また、期末配当は株主総会の決議事項、中間配当は取締役会の決議事項とし、中間配当につきましては、取締役会の決議により毎年９月30日を基準日として中間配当を行うことができる旨、定款に定めております。

上記方針に基づき、当事業年度の普通株式１株当たりの配当金につきましては、前事業年度対比5,000円増配の12,000円（うち、5,000円は中間配当金）といたしました。また、各種優先株式は、それぞれ所定の金額といたしました。

内部留保につきましては、企業価値の更なる向上を目指し、「成長事業領域の重点的強化」と「持続的成長に向けた企業基盤の整備」の２点を基軸とした戦略施策に投入してまいります。

（注） 基準日が当事業年度に属する剰余金の配当は、以下の通りであります。

決議年月日	株式の種類	配当金の総額(百万円)	１株当たり配当額(円)
平成19年11月19日取締役会	普通株式	38,326	5,000
	第四種優先株式	3,381	67,500
	第六種優先株式	3,097	44,250
平成20年６月27日定時株主総会	普通株式	53,655	7,000
	第四種優先株式	3,381	67,500
	第六種優先株式	3,097	44,250

4 【株価の推移】

(1) 【最近５年間の事業年度別最高・最低株価】

① 普通株式

回次	第２期	第３期	第４期	第５期	第６期
決算年月	平成16年３月	平成17年３月	平成18年３月	平成19年３月	平成20年３月
最高(円)	780,000	854,000	1,370,000	1,390,000	1,210,000
最低(円)	162,000	599,000	659,000	1,010,000	633,000

（注） 最高・最低株価は東京証券取引所市場第一部におけるものであります。

② 優先株式

各種優先株式は、いずれも金融商品取引所に上場されておりません。

(2) 【最近６月間の月別最高・最低株価】

① 普通株式

月別	平成19年10月	11月	12月	平成20年１月	２月	３月
最高(円)	1,000,000	951,000	980,000	877,000	860,000	751,000
最低(円)	803,000	707,000	801,000	700,000	738,000	633,000

(注) 最高・最低株価は東京証券取引所市場第一部におけるものであります。

② 優先株式

各種優先株式は、いずれも金融商品取引所に上場されておりません。

5 【役員の状況】

(平成20年6月30日現在)

役名及び職名	氏名	生年月日	略歴		任期	所有株式数(株)
取締役会長 (代表取締役)	奥　正之	昭和19年12月2日生	昭和43年4月 平成6年6月 平成10年11月 平成11年6月 平成13年1月 平成13年4月 平成14年12月 平成14年12月 平成15年6月 平成17年6月	株式会社住友銀行入行 同取締役 同常務取締役 同常務取締役兼常務執行役員 同専務取締役兼専務執行役員 株式会社三井住友銀行専務取締役兼専務執行役員 同取締役辞任 株式会社三井住友フィナンシャルグループ専務取締役 同取締役退任 株式会社三井住友銀行副頭取兼副頭取執行役員 株式会社三井住友フィナンシャルグループ取締役会長(現職) 株式会社三井住友銀行頭取兼最高執行役員(現職)	平成19年6月28日開催の定時株主総会での選任後平成20年度に関する定時株主総会の終結の時まで	29
取締役社長 (代表取締役)	北山禎介	昭和21年10月26日生	昭和44年4月 平成9年6月 平成11年6月 平成11年6月 平成12年4月 平成12年6月 平成13年4月 平成15年6月 平成16年4月 平成16年6月 平成16年6月 平成17年6月	株式会社三井銀行入行 株式会社さくら銀行取締役 同取締役辞任 同執行役員 同常務執行役員 同常務取締役兼常務執行役員 株式会社三井住友銀行常務取締役兼常務執行役員 株式会社三井住友フィナンシャルグループ専務執行役員 株式会社三井住友銀行専務取締役兼専務執行役員 株式会社三井住友フィナンシャルグループ副社長執行役員 株式会社三井住友銀行取締役辞任 株式会社三井住友フィナンシャルグループ取締役副社長 同取締役社長(現職) 株式会社三井住友銀行取締役会長(現職)	平成20年6月27日開催の定時株主総会での選任後平成21年度に関する定時株主総会の終結の時まで	22
専務取締役 (代表取締役)	西尾弘樹	昭和26年6月6日生	昭和49年4月 平成13年4月 平成17年6月 平成19年4月 平成20年4月 平成20年6月	株式会社三井銀行入行 株式会社三井住友銀行執行役員 同常務執行役員 同取締役兼専務執行役員 株式会社三井住友フィナンシャルグループ専務執行役員 株式会社三井住友銀行取締役 同取締役辞任 株式会社三井住友フィナンシャルグループ専務取締役(現職)	平成20年6月27日開催の定時株主総会での選任後平成21年度に関する定時株主総会の終結の時まで	20
取締役	遠藤　修	昭和24年12月1日生	昭和47年4月 平成12年4月 平成13年4月 平成15年6月 平成17年6月 平成18年4月 平成18年6月 平成19年4月	株式会社三井銀行入行 株式会社さくら銀行執行役員 株式会社三井住友銀行執行役員 同常務執行役員 同常務取締役兼常務執行役員 株式会社三井住友フィナンシャルグループ専務執行役員 株式会社三井住友銀行取締役兼専務執行役員 株式会社三井住友フィナンシャルグループ取締役(現職) 株式会社三井住友銀行取締役兼副頭取執行役員(現職)	平成20年6月27日開催の定時株主総会での選任後平成21年度に関する定時株主総会の終結の時まで	12

役名及び職名	氏名	生年月日	略歴		任期	所有株式数(株)
取締役	藤　井　順　輔	昭和27年12月22日生	昭和51年４月 平成14年12月 平成15年６月 平成18年４月 平成20年４月 平成20年６月	株式会社住友銀行入行 株式会社三井住友フィナンシャルグループ人事部長 株式会社三井住友銀行執行役員 株式会社三井住友銀行常務執行役員(現職) 株式会社三井住友フィナンシャルグループ常務執行役員 同取締役(現職)	平成20年６月27日開催の定時株主総会での選任後平成21年度に関する定時株主総会の終結の時まで	12
取締役	國　部　　　毅	昭和29年３月８日生	昭和51年４月 平成14年12月 平成15年６月 平成16年４月 平成18年10月 平成19年４月 平成19年６月	株式会社住友銀行入行 株式会社三井住友フィナンシャルグループ財務部長 株式会社三井住友銀行執行役員 株式会社三井住友フィナンシャルグループ企画部長 株式会社三井住友銀行常務執行役員 経営企画部長委嘱 株式会社三井住友フィナンシャルグループ常務執行役員 株式会社三井住友銀行常務執行役員(現職) 株式会社三井住友フィナンシャルグループ取締役(現職)	平成19年６月28日開催の定時株主総会での選任後平成20年度に関する定時株主総会の終結の時まで	13
取締役	山　内　悦　嗣	昭和12年６月30日生	昭和37年12月 昭和61年９月 平成３年10月 平成５年10月 平成11年５月 平成11年６月 平成11年６月 平成13年４月 平成14年12月 平成14年12月 平成17年６月	アーサーアンダーセン入社 同社日本代表 英和監査法人　統括代表 井上斎藤英和監査法人　理事長 朝日監査法人　専務理事 アーサーアンダーセン　日本副代表 朝日監査法人　専務理事退任 同社退職 アーサーアンダーセン退職 株式会社住友銀行取締役 株式会社三井住友銀行取締役 同取締役辞任 株式会社三井住友フィナンシャルグループ取締役(現職) 株式会社三井住友銀行取締役(現職)	平成19年６月28日開催の定時株主総会での選任後平成20年度に関する定時株主総会の終結の時まで	—
取締役	山　川　洋一郎	昭和16年７月21日生	昭和41年４月 昭和54年４月 (昭和59年４月) 平成３年９月 平成４年10月 平成13年６月 平成14年12月 平成14年12月 平成17年６月	弁護士登録(現職) 古賀・吉川・山川・中川法律事務所パートナー(現職) (上記事務所の名称を「古賀総合法律事務所」と改称) ミシガン大学ロースクール客員教授 同大学ロースクール客員教授退任 株式会社三井住友銀行取締役 同取締役辞任 株式会社三井住友フィナンシャルグループ取締役(現職) 株式会社三井住友銀行取締役(現職)	平成19年６月28日開催の定時株主総会での選任後平成20年度に関する定時株主総会の終結の時まで	—

役名及び職名	氏名	生年月日	略歴		任期	所有株式数(株)
取締役	横　山　禎　徳	昭和17年９月16日生	昭和41年４月 昭和48年９月 昭和50年９月 昭和62年７月 平成14年６月 平成14年６月 平成15年４月 平成18年６月	前川國男建築設計事務所入所 デイビス・ブロディ　アンド　アソシエーツ入所 マッキンゼー・アンド・カンパニー・インク入社 同社ディレクター(シニア・パートナー) 同社退職 オリックス株式会社取締役(現職) 株式会社産業再生機構監査役 株式会社三井住友フィナンシャルグループ取締役(現職) 株式会社三井住友銀行取締役(現職)	平成20年６月27日開催の定時株主総会での選任後平成21年度に関する定時株主総会の終結の時まで	—
常任監査役	平　澤　正　英	昭和22年９月15日生	昭和45年４月 平成９年６月 平成11年６月 平成11年６月 平成13年１月 平成13年４月 平成15年６月 平成16年４月 平成17年６月 平成18年４月 平成19年４月 平成19年６月	株式会社住友銀行入行 同取締役 同取締役辞任 同執行役員 同常務執行役員 株式会社三井住友銀行常務執行役員 株式会社三井住友フィナンシャルグループ取締役 株式会社三井住友銀行常務取締役兼常務執行役員 同専務取締役兼専務執行役員 同副頭取兼副頭取執行役員 同取締役兼副頭取執行役員 同取締役 株式会社三井住友フィナンシャルグループ取締役退任 株式会社三井住友銀行取締役退任 株式会社三井住友フィナンシャルグループ常任監査役(現職) 株式会社三井住友銀行監査役(現職)	平成19年６月28日開催の定時株主総会での選任後平成22年度に関する定時株主総会の終結の時まで	17
常任監査役	山　口　洋　二	昭和30年６月14日生	昭和53年４月 平成14年４月 平成16年４月 平成16年７月 平成18年４月 平成20年４月 平成20年６月	株式会社三井銀行入行 株式会社三井住友銀行管理部秘書室長 同日比谷法人営業部長 同日比谷法人営業第一部長 株式会社三井住友フィナンシャルグループ総務部部付部長 株式会社三井住友銀行管理部長 同本店上席推進役 株式会社三井住友フィナンシャルグループ常任監査役　(現職)	平成20年６月27日開催の定時株主総会での選任後平成23年度に関する定時株主総会の終結の時まで	4
監査役	大　西　勝　也	昭和３年９月10日生	昭和28年４月 昭和63年２月 平成元年11月 平成３年５月 平成10年９月 平成10年11月 平成12年６月 平成13年４月 平成14年12月	京都地方裁判所判事補任官 最高裁判所事務総長 東京高等裁判所長官 最高裁判所判事 退官 弁護士登録(現職) 株式会社住友銀行監査役 株式会社三井住友銀行監査役(現職) 株式会社三井住友フィナンシャルグループ監査役(現職)	平成19年６月28日開催の定時株主総会での選任後平成22年度に関する定時株主総会の終結の時まで	—

役名及び職名	氏名	生年月日	略歴		任期	所有株式数(株)
監査役	荒　木　　　浩	昭和6年4月18日生	昭和29年4月 平成5年6月 平成11年6月 平成14年9月 平成16年6月 平成18年6月	東京電力株式会社入社 同社取締役社長 同社取締役会長 同社顧問(現職) 株式会社三井住友フィナンシャルグループ監査役(現職) 株式会社三井住友銀行監査役(現職)	平成20年6月27日開催の定時株主総会での選任後平成23年度に関する定時株主総会の終結の時まで	—
監査役	宇　野　郁　夫	昭和10年1月4日生	昭和34年3月 平成9年4月 平成17年4月 平成17年6月 平成18年6月	日本生命保険相互会社入社 同社代表取締役社長 同社代表取締役会長(現職) 株式会社三井住友フィナンシャルグループ監査役(現職) 株式会社三井住友銀行監査役(現職)	平成17年6月29日開催の定時株主総会での選任後平成20年度に関する定時株主総会の終結の時まで	—
計						129

(注) 1　取締役　山内悦嗣、同　山川洋一郎、同　横山禎徳の3氏は、会社法第2条第15号に定める社外取締役であります。

2　監査役　大西勝也、同　荒木　浩、同　宇野郁夫の3氏は、会社法第2条第16号に定める社外監査役であります。

6 【コーポレート・ガバナンスの状況】

(1) コーポレート・ガバナンスに関する基本的な考え方

当社グループでは、「経営理念」を当社グループの経営における普遍的な考え方として定め、企業活動を行う上での拠りどころと位置づけております。経営理念に掲げる考え方を実現するために、コーポレート・ガバナンスの強化・充実を経営上の最優先課題の一つと考えております。

＜経営理念＞

○お客さまに、より一層価値あるサービスを提供し、お客さまと共に発展する。

○事業の発展を通じて、株主価値の永続的な増大を図る。

○勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る。

経営理念に掲げる考え方について、グループでの共有を図るべく、業務全般に亘る行動指針である「行動規範」を経営理念に基づき定め、当社グループの全役職員に周知・浸透を図っております。

＜行動規範＞

○株主価値の増大に努めると同時に、お客さま、社員等のステークホルダーとの健全な関係を保つ。信用を重んじ、法律、規則を遵守し、高い倫理観を持ち、公正かつ誠実に行動する。

○知識、技能、知恵の継続的な獲得・更新を行い、同時にあらゆる面における生産性向上に注力し、他より優れた金融サービスを競争力ある価格で提供する。

○お客さま一人一人の理解に努め、変化するニーズに合った価値を提供することにより、グローバルに通用するトップブランドを構築する。

○「選択と集中」を実践し、戦略による差別化を図る。経営資源の戦略的投入により、自ら選別した市場においてトッププレイヤーとなる。

○先進性と独創性を尊び積極果敢に行動し、経営のあらゆる面で常に他に先行することにより、時間的な差別化を図る。

○多様な価値観を包含する合理性と市場原理に立脚した強い組織を作る。意思決定を迅速化し、業務遂行力を高めるために、厳格なリスクマネジメントの下、権限委譲を進める。

○能力と成果を重視する客観的な評価・報酬制度の下で、高い目標に取り組んでいくことにより、事業も社員も成長を目指す。

(2) コーポレート・ガバナンス体制

(役員の状況)

当社では監査役制度を採用しております。

役員は取締役９名、監査役５名の体制となっており、このうち取締役３名、監査役３名は社外からの選任であります(平成20年６月30日現在)。

社外取締役には、当社の業務執行に関し、適法性・妥当性確保の観点から専門家(公認会計士・弁護士・経営コンサルタント経験者)を選任しております。社外取締役は、それぞれの豊富な経験と高い識見に基づいた提言や意見表明を行っております。

(取締役会・監査役)

取締役会は原則として月１回開催されておりますが、取締役会の議長には取締役会長が就任、業務全般を統括する取締役社長との分担を図っております。

また、取締役会の機能を補完するため、取締役会の内部には「監査委員会」、「リスク管理委員会」、「報酬委員会」及び「人事委員会」という４つの委員会を設けておりますが、社外取締役はすべての内部委員会の委員(監査委員会及び報酬委員会は社外取締役が委員長)に就任しており、業務執行から離れた客観的な審議が行われる体制を構築しております。

○監査委員会(原則四半期に１回開催)

グループ全体の内部監査に関する重要な事項を審議します。

○リスク管理委員会(必要に応じて随時開催)

グループ全体のリスク管理及びコンプライアンスに関する重要な事項を審議します。

○報酬委員会(必要に応じて随時開催)

当社及び株式会社三井住友銀行の取締役及び執行役員に関する次の事項等を審議します。

・報酬及び賞与に関する事項

・その他報酬に関する重要事項

○人事委員会(必要に応じて随時開催)

当社及び株式会社三井住友銀行の取締役に関する次の事項等を審議します。

・取締役候補者の選定に関する事項

・役付取締役の選任及び代表取締役の選任に関する事項

・その他取締役の人事に関する重要事項

監査役は、取締役会をはじめとした当社の重要な会議に出席し、取締役等から事業の報告を受けるとともに、重要な決裁書類等の閲覧、内部監査部署や子会社、会計監査人からの報告聴取等を通じて、当社・子会社の業務執行状況の監査を実施しております。当社は監査役による監督・監視機能を重視しており、役付取締役経験者を常任監査役に選任しているほか、監査役から経営者への提言等を含めた意見交換を定期的に開催するなど、監査役監査の実効性向上を図っております。

なお、当社は監査役の過半数を社外監査役としており、社外監査役は法曹界及び会社経営者としての豊富な経験と高い識見に基づいた提言や意見表明を行っております。

(業務執行)

取締役会の下に、グループ全体の業務執行及び経営管理に関する最高意思決定機関として「グループ経営会議」を設置しております。同会議は取締役社長が主宰し、取締役社長が指名する役員によって構成されます。業務執行上の重要事項等については、取締役会で決定した基本方針に基づき、グループ経営会議を構成する役員間で行った協議を踏まえて採否を決定したうえで執行しております。さらに、グループ経営会議の一部として「内部監査会議」を設置し、グループ経営会議を構成する役員に内部監査部署の長を加え、監査に関する事項の協議を行っております。

また、グループ各社の業務計画に関する事項については、「グループ戦略会議」を設け、当社及びグループ各社の経営レベルで意見交換・協議・報告を行っております。さらに、三井住友銀行については、当社の取締役９名(うち社外３名)のうち、６名(うち社外３名)が同行の取締役を兼務することを通じて、業務執行状況の監督を行っております。また、三井住友カード株式会社、三井住友ファイナンス＆リース株式会社及び株式会社日本総合研究所の３社については、当社の各社所管部担当役員が非常勤取締役に就任、社外取締役として業務執行状況の監督を行っております。

(3) 内部統制システム

当社では、健全な経営を堅持していくために、会社法に基づき、会社の業務の適正を確保するための体制(内部統制システム)を内部統制規程として定めるとともに、内部監査体制、コンプライアンス体制、リスク管理体制等、内部統制システムの整備による磐石の経営体制の構築を重要な経営課題と位置づけ、取り組んでおります。

(内部統制規程)

(取締役の職務の執行に係る情報の保存及び管理に関する体制)

第１条　取締役の職務の執行に係る情報については、情報管理規程、文書管理規則に則り、適切な保存及び管理を行う。

(損失の危険の管理に関する規程その他の体制)

第２条　当社のグループ全体における損失の危険の管理を適切に行うため、リスク管理の基本的事項をリスク管理規程として定め、リスク管理担当部署が、経営企画担当部署とともに、各リスクについて網羅的、体系的な管理を行う。

②　当社のグループ全体のリスク管理の基本方針は、取締役社長の指名する役員で構成されるグループ経営会議で決裁のうえ、取締役会の承認を得る。

③　グループ経営会議、担当役員、リスク管理担当部署は、前項において承認されたグループ全体のリスク管理の基本方針に基づいて、リスク管理を行う。

(取締役の職務の執行が効率的に行われることを確保するための体制)

第３条　取締役の職務の執行が効率的に行われることを確保するため、業務計画を策定し、それに基づく業務運営及び業績管理を行う。

②　各取締役が適切に職務の執行を分担するとともに、組織規程、グループ会社規程等を定め、これらの規程に則った役職員への適切な権限委譲を行う。

(役職員の職務の執行が法令及び定款に適合することを確保するための体制)

第４条　役職員の職務の執行が法令及び定款に適合することを確保するため、当社の社会的責任に関する共通理念であるビジネス・エシックスを定めるとともに、コンプライアンス・マニュアルを制定し、役職員がこれを遵守する。

②　グループにおけるコンプライアンス体制を有効に機能させることを目的として、年度ごとに、規程の整備や研修等、コンプライアンスに関する具体的な年間計画を取締役会で策定し、体制整備を進める。

③　会計処理の適正性及び財務報告の信頼性を確保するため、財務報告に係る内部統制評価規程等を制定し、財務報告に係る内部統制について必要な体制を整備・運用するとともに、その有効性を評価する。

④　当社及び役職員による法令等の違反を早期に発見・是正することを目的として、内部通報制度を整備し、これを適切に運営する。

⑤　上記の実施状況を検証するため、各部署から独立した内部監査担当部署が内部監査を行い、その結果を取締役会、グループ経営会議等に対して報告する。

（企業集団における業務の適正を確保するための体制）

第５条　グループ全体の業務執行及び経営管理に関する最高意思決定機関として、取締役会のもとにグループ経営会議を設置する。業務執行上の重要事項等は、取締役会で決定した基本方針に基づき、グループ経営会議における協議を踏まえ、採否を決定したうえで執行する。

②　グループ全体における一元的なコンプライアンス体制を維持するため、グループ会社規程及びコンプライアンス・マニュアルグループ会社規則を定め、これらの規程に則った適切な管理を行う。

③　グループ会社間の取引等の公正性及び適切性を確保するため、グループ会社間の取引等に係る方針をグループ内取引管理規則として定め、同規則に基づいた運営及び管理を行う。また、これらの取引等のうち、グループ全体の経営に重大な影響を与える可能性のある取引等については、グループ経営会議で決裁のうえ、取締役会の承認を得る。

（監査役の職務を補助すべき使用人の体制、取締役からの独立性）

第６条　監査役の監査業務の遂行を補助するために、監査役室を設置する。

②　監査役室の使用人の取締役からの独立性を確保するために、当該使用人の人事評価・異動については、監査役の同意を必要とする。

（役職員が監査役会または監査役に報告をするための体制等に係る事項）

第７条　役職員は、当社もしくはグループ会社に著しい損害を及ぼすおそれのある事実や、不正の行為または法令、定款に違反する重大な事実を発見したときには、当該事実を監査役に対し報告する。

②　役職員は、その業務執行について監査役から説明を求められたときには、速やかに当該事項を報告する。

（監査役の監査が実効的に行われることを確保するための体制に係る事項）

第８条　内部監査担当部署は、監査役と緊密な連携を保ち、監査役が自らの監査について協力を求めるときには、監査役が実効的な監査を行うことができるよう努める。

②　代表取締役は、監査役との間で定期的な意見交換を行う機会を確保すること等により、監査役による監査機能の実効性向上に努める。

（内部監査体制）

当社は、業務ラインから独立した監査部を設置しております。

監査部は、グループの最適経営に資するため、グループの業務運営の適切性や資産の健全性の確保を目的として、当社各部に対する内部監査を実施し、コンプライアンス体制やリスク管理を含む内部管理態勢の適切性・有効性を検証しております。また、グループ各社の内部監査機能を統括し、グループ各社の内部監査実施状況のモニタリングを通じ、各社の内部管理態勢の検証を行うとともに、必要に応じてグループ各社に対する監査を実施しております。また、グループ各社の内部監査実施状況については、従来手法のモニタリングに加え、バックデータの検証やサンプルによる実査等を行うことによって、監査機能の強化に努めております。

監査結果については、内部監査会議及び監査委員会に対して定例的に報告を行っております。また、監査委員会で審議が行われたのち、取締役会へ報告が行われております。

監査部は、内部監査に関する国際的な団体である内部監査人協会(注)の基準に則った監査手法を導入し、リスクベース監査を行うとともに、これをグループ各社にも展開しております。また、監査役、監査部及び会計監査人は、必要に応じて情報交換を行うことにより、適切な監査を行うための連携強化に努めております。

平成20年4月1日現在の監査部の人員は、30名(株式会社三井住友銀行との兼務者10名)となっております。

(注) 内部監査人協会(The Institute of Internal Auditors, Inc. (IIA))
内部監査人協会とは、内部監査人の専門性向上と職業的地位確立を目指し、1941年に米国で設立された団体です。内部監査に関する理論・実務の研究を行っている他、内部監査の国際的資格である「公認内部監査人(CIA)」の試験開催及び認定を行っています。

(会計監査の状況)

当社はあずさ監査法人との間で監査契約を締結し、会計監査を受けております。当期において業務を執行した公認会計士の氏名及び会計監査業務に係る補助者の構成は以下のとおりであります。なお、継続監査年数については7年以内であるため、記載を省略しております。

業務を執行した公認会計士の氏名

指定社員 業務執行社員　佐藤正典、沼野廣志、山田裕行

会計監査業務に係る補助者の構成

公認会計士　24名、会計士補等　9名、その他　36名

(コンプライアンス)

当社は、コンプライアンス体制の強化を経営の最重要課題の一つと位置づけ、グループ全体の健全かつ適切な業務運営を確保する観点から、グループ各社のコンプライアンス体制等に関して、適切な指示・指導、モニタリングが行えるよう、体制を整備しております。

取締役会・グループ経営会議では、コンプライアンスに関する重要な事項の決定を行うとともに、関連施策の進捗を把握し、必要に応じて、適宜指示を行っております。

また、コンプライアンス担当役員、関連部長のほか、外部有識者が参加する「コンプライアンス委員会」を設置し、グループ全体のコンプライアンス強化等に関する事項を審議しております。

なお、具体的なコンプライアンス体制整備の企画・推進については、「総務部」が、各部からの独立性を保持しつつ、これを実施することとしております。

その他、当社では、企業としての自浄作用を高めるとともに、通報者の保護を図ることを目的として、内部通報制度を設けております。本制度は、当社役職員による法令や内部規程への違反の事態について、従業員からの直接の通報を受け付け、問題の端緒を速やかに把握し、拡大の未然防止を図ることを狙いとするもので、通報受付窓口として、社内部署に加え外部弁護士も対応しております。

（反社会的勢力排除に向けた体制整備）

当社は、市民社会の秩序や安全に脅威を与え、健全な経済・社会の発展を妨げる反社会的勢力の関与を排除するため、反社会的勢力の不当な介入を許さないこと、いかなる利益も供与しないこと、また、捜査当局からの要請には最大限協力することを基本方針としております。

当社では、反社会的勢力の関与の排除を、コンプライアンスの一環として位置づけ、総務部を統括部署として情報収集・管理の一元化を行うとともに、警察や弁護士など外部専門機関との連携も図っております。

また、当社として、反社会的勢力との取引排除に関する規程を整備するとともに、主要グループ会社においては、反社会的勢力との取引排除に関する規程を制定することを義務付け、それに基づき、不当要求防止責任者の設置、マニュアルの整備や研修の実施等、当社グループとして、反社会的勢力との関係を遮断する体制整備に努めております。

（リスク管理）

当社は、グループ全体のリスク管理に関する基本的な考え方として、当社がグループ全体として管理すべきリスクの種類を特定したうえで「グループ全体のリスク管理の基本方針」を策定し、この基本方針に則してグループ各社が適切なリスク管理態勢の整備・実施を図るよう、当社が必要な指導及びモニタリングを行う旨を定めています。これに際し、グループ全体のリスクを総合的に管理する観点から、リスク管理に関する統括機能を有した「リスク統括部」を設置し、企画部とともに各リスクについて網羅的、体系的な管理を行っております。

さらに、「グループ全体のリスク管理の基本方針」は、グループ経営会議で決裁のうえ、取締役会の承認を得るというプロセスをたどり、グループ経営会議、担当役員、リスク管理担当部署等は、こうして承認された基本方針に基づいてリスク管理を行います。

（ＣＳＲへの取組み）

当社は、ＣＳＲへの取組みを強化するため、「グループＣＳＲ委員会」を設置するほか、企画部内に「グループＣＳＲ室」を設置しております。グループＣＳＲ委員会では、企画部担当役員を委員長として、社会貢献、環境活動を含む、グループ全体のＣＳＲ活動に関する事項を協議しております。

また、当社では、ＣＳＲの基本方針として、「ＣＳＲの定義」及び「ＣＳＲの共通理念」を以下のとおり定めております。

＜ＣＳＲの定義＞

「事業を遂行する中で、①お客さま、②株主・市場、③社会・環境、④従業員に、より高い価値を提供することを通じて、社会全体の持続的な発展に貢献していくこと」

＜ＣＳＲの共通理念＝「ビジネス・エシックス」＞

○お客さま本位の徹底

私たちは、お客さまに支持される企業集団を目指します。そのために、常にお客さまのニーズに合致するサービスが何かを考え、最良のサービスを提供することにより、お客さまの満足と信頼を獲得します。

○健全経営の堅持

私たちは、自己責任原則に基づき、公正、透明かつ健全な経営を堅持する企業集団を目指します。そのために、株主、お客さま、社会等のステークホルダーとの健全な関係を維持しつつ、効率性と長期的視点に立った業務運営、適時かつ正確な情報開示を通じ、持続的な成長と健全な財務体質を堅持します。

○社会発展への貢献

私たちは、社会の健全な発展に貢献する企業集団を目指します。そのために、企業の公共的使命と社会的責任を自覚し、広く内外経済・産業の安定的な発展に貢献する業務運営に努めると共に、「良き企業市民」として社会貢献に努めます。

○自由闊達な企業風土

私たちは、役職員が誇りを持ちいきいきと働ける企業集団を目指します。そのために、人間性を尊重すると共に、高い専門性を持つ人材を育成し、もって、自由闊達な企業風土を醸成します。

○コンプライアンス

私たちは、常にコンプライアンスを意識する企業集団を目指します。そのために、私たちは、業務の遂行において常に、私たちのビジネス・エシックス(企業倫理)を意識すると共に、監査や検査の指摘に対する速やかな行動を確保し、もって、法令諸規則や社会の良識に則した企業集団を確立します。

なお、当社は、持株会社としての「管理・検証」機能のさらなる強化、複眼化を図ることを目的に、監査部内に「グループ業務管理室」を設置しております。同室では当社グループのコンプライアンス、ＣＳ・品質管理、ＣＳＲ活動等に関する経営管理の適切性等を検証しております。

また、三井住友銀行は、平成18年７月に、同年４月新設の「品質管理部」を事務局として「ＣＳ・品質向上委員会」を設置してお客さまのご意見やご要望、従業員の提言をより積極的に経営に活かす体制を整備しました。さらに、コンプライアンスやＣＳ・品質管理等に関する諸施策について審議する場として、「業務管理委員会」を設置しており、同委員会は客観性確保の観点から、外部有識者及び社外取締役が過半数を占める構成としております。業務管理委員会での審議結果は、当社及び三井住友銀行の取締役会へ報告し、コンプライアンスやＣＳ・品質向上の施策に反映する体制としております。

(情報開示)

当社は、適時適切な情報開示を実施するため、「情報開示委員会」を設置しております。情報開示委員会では、財務部担当役員を委員長として、情報開示に係る内容の適正性及び内部統制の有効性・改善策に関する事項を協議しております。

(4) 会社と会社の社外取締役及び社外監査役の人的関係、資本的関係又は取引関係その他の利害関係の概要

社外取締役である山内悦嗣氏は公認会計士であり、また同じく社外取締役である山川洋一郎氏は弁護士であり、ともに当社との間に特別な利害関係はございません。

社外取締役である横山禎徳氏は、当社との間に特別な利害関係はございません。

社外監査役である大西勝也氏は弁護士であり、当社との間に特別な利害関係はございません。

社外監査役である荒木浩氏は東京電力株式会社の顧問であり、社外監査役である宇野郁夫氏は日本生命保険相互会社の取締役会長でありますが、いずれも当社との間に特別な利害関係はございません。

なお、当社及び当社グループ会社は、東京電力株式会社及び日本生命保険相互会社と通常の営業取引がございます。

また、当社は、上記の社外役員との間に、会社法第427条第１項の規定により、1,000万円または同項における最低責任限度額のいずれか高い額を限度として、同法第423条第１項の賠償を限定する契約を締結しております。

(5) 役員報酬の内容

当事業年度における当社の取締役及び監査役に対する報酬等は、次のとおりであります。

① 取締役に対する報酬等

278百万円

② 監査役に対する報酬等

82百万円

（うち社外役員に対する報酬等　42百万円）

(注) 1. 報酬等の額には、取締役及び監査役に対する役員賞与引当金繰入額(取締役49百万円、監査役10百万円)が含まれております。なお、社外取締役及び社外監査役に対する役員賞与金はありません。
2. 報酬等の額には、取締役及び監査役に対する退職慰労引当金繰入額(取締役63百万円(うち社外取締役３百万円)、監査役13百万円(うち社外監査役３百万円))が含まれております。

(6) 監査報酬の内容

当社の会計監査人であるあずさ監査法人に対する当社及び連結子会社の報酬は、次のとおりであります。

① 公認会計士法(昭和23年法律第103号)第２条第１項に規定する業務に基づく報酬の額

762百万円

② 上記以外の業務に基づく報酬

230百万円 (注)

(注) 主な内容は、財務報告に係る内部統制の整備に対する助言業務等についての対価であります。

(7) 取締役の定数

当社は、取締役３名以上を置く旨定款に定めております。

(8) 取締役の選解任の決議要件

当社は、取締役の選任決議は、株主総会において議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数をもって行う旨及び当該選任決議は累積投票によらない旨定款に定めております。

(9) 自己の株式の取得の決定機関

当社は、機動的に自己株式の取得を行うため、会社法第165条第２項の規定に基づき、取締役会の決議によって、市場取引等により自己の株式を取得することができる旨定款に定めております。

(10) 株主総会の特別決議要件

当社は、株主総会の円滑な運営を行うため、会社法第309条第２項の規定による決議は、議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の３分の２以上に当る多数をもって行う旨定款に定めております。

(11) 中間配当の決定機関

当社は、機動的に株主への利益還元を行うため、取締役会決議により、中間配当を行うことができる旨定款に定めております。


株主
SMFG
株主総会
会計監査人
外部有識者
経営・監督
内部統制／監視
取締役会（９名）
リスク管理委員会
人事委員会
報酬委員会
(委員長:社外)
監査委員会
(委員長:社外)
社外取締役（３名）
監査役･監査役会（５名）
社外監査役（３名）
監査役室
報告
業務執行
グループ経営会議
システム戦略会議
内部監査会議
コンプライアンス委員会
参加
グループＣＳＲ委員会
グループＣＳ委員会
情報開示委員会
グループ戦略会議
広報部
企画部
ＩＲ室
グループ
ＣＳＲ室
財務部
財務
開発室
グループ
事業部
コンシュ
ーマー
ビジネス
統括部
インベスト
メント
バンキング
統括部
ＩＴ
企画部
人事部
総務部
リスク
統括部
監査部
グループ
業務
管理室
(平成20年６月30日現在)

第５　【経理の状況】

１．当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。）に基づいて作成しておりますが、資産及び負債の分類並びに収益及び費用の分類は、「銀行法施行規則」（昭和57年大蔵省令第10号）に準拠しております。

なお、前連結会計年度（自平成18年４月１日　至平成19年３月31日）は改正前の連結財務諸表規則及び銀行法施行規則に基づき作成し、当連結会計年度（自平成19年４月１日　至平成20年３月31日）は改正後の連結財務諸表規則及び銀行法施行規則に基づき作成しております。

２．当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号。以下「財務諸表等規則」という。）に基づいて作成しております。

なお、前事業年度（自平成18年４月１日　至平成19年３月31日）は改正前の財務諸表等規則に基づき作成し、当事業年度（自平成19年４月１日　至平成20年３月31日）は改正後の財務諸表等規則に基づき作成しております。

３．連結財務諸表及び財務諸表その他の事項の金額については、百万円未満を切り捨てて表示しております。

４．前連結会計年度の連結財務諸表及び前事業年度の財務諸表は証券取引法第193条の２の規定に基づき、また、当連結会計年度の連結財務諸表及び当事業年度の財務諸表は金融商品取引法第193条の２第１項の規定に基づき、あずさ監査法人の監査証明を受けております。

1 【連結財務諸表等】

(1) 【連結財務諸表】

① 【連結貸借対照表】

		前連結会計年度 (平成19年3月31日現在)		当連結会計年度 (平成20年3月31日現在)	
区分	注記番号	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
(資産の部)					
現金預け金	※8	4,036,856	4.00	5,017,325	4.48
コールローン及び買入手形		1,107,078	1.10	595,802	0.53
買現先勘定		76,551	0.08	357,075	0.32
債券貸借取引支払保証金		2,276,894	2.26	1,940,170	1.73
買入金銭債権	※8	963,916	0.96	1,153,070	1.03
特定取引資産	※8	3,277,885	3.25	4,123,611	3.68
金銭の信託		2,924	0.00	7,329	0.01
有価証券	※1,2,8,15	20,537,500	20.36	23,517,501	21.01
貸出金	※3,4,5,6,7,8,9	58,689,322	58.19	62,144,874	55.51
外国為替	※7	881,436	0.87	893,567	0.80
その他資産	※8	3,349,949	3.32	4,951,587	4.42
有形固定資産	※10,11,12	817,567	0.81	820,411	0.73
建物		226,593		235,729	
土地		476,059		463,225	
建設仮勘定		703		3,755	
その他の有形固定資産		114,211		117,700	
無形固定資産		234,896	0.23	332,525	0.30
ソフトウェア		123,151		141,419	
のれん		100,850		178,645	
その他の無形固定資産		10,894		12,460	
リース資産	※11	1,001,346	0.99	1,425,097	1.27
繰延税金資産		887,224	0.88	985,528	0.88
支払承諾見返		3,606,050	3.58	4,585,141	4.10
貸倒引当金		△889,093	△0.88	△894,702	△0.80
資産の部合計		100,858,309	100.00	111,955,918	100.00

		前連結会計年度 (平成19年３月31日現在)		当連結会計年度 (平成20年３月31日現在)	
区分	注記番号	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
(負債の部)					
預金	※8	72,156,224	71.54	72,690,624	64.93
譲渡性預金		2,589,217	2.57	3,078,149	2.75
コールマネー及び売渡手形	※8	2,286,698	2.27	2,638,142	2.35
売現先勘定	※8	140,654	0.14	1,832,467	1.64
債券貸借取引受入担保金	※8	1,516,342	1.50	5,732,042	5.12
特定取引負債	※8	1,942,973	1.93	2,671,316	2.38
借用金	※8,13	3,214,137	3.19	4,279,034	3.82
外国為替		323,890	0.32	301,123	0.27
短期社債		439,600	0.43	769,100	0.69
社債	※14	4,093,525	4.06	3,969,308	3.54
信託勘定借		65,062	0.06	80,796	0.07
その他負債	※8	2,981,714	2.95	3,916,427	3.50
賞与引当金		27,513	0.03	29,267	0.03
役員賞与引当金		―	―	1,171	0.00
退職給付引当金		34,424	0.03	38,701	0.03
役員退職慰労引当金		7,371	0.01	7,998	0.01
預金払戻引当金		―	―	10,417	0.01
特別法上の引当金		1,137	0.00	1,118	0.00
繰延税金負債		50,953	0.05	52,046	0.05
再評価に係る繰延税金負債	※10	49,536	0.05	47,446	0.04
支払承諾	※8	3,606,050	3.58	4,585,141	4.10
負債の部合計		95,527,029	94.71	106,731,842	95.33

		前連結会計年度 (平成19年３月31日現在)		当連結会計年度 (平成20年３月31日現在)	
区分	注記 番号	金額(百万円)	構成比 (%)	金額(百万円)	構成比 (%)
(純資産の部)					
資本金		1,420,877	1.41	1,420,877	1.27
資本剰余金		57,773	0.06	57,826	0.05
利益剰余金		1,386,436	1.37	1,740,610	1.56
自己株式		△123,454	△0.12	△123,989	△0.11
株主資本合計		2,741,632	2.72	3,095,324	2.77
その他有価証券評価差額金		1,262,135	1.25	550,648	0.49
繰延ヘッジ損益		△87,729	△0.09	△75,233	△0.07
土地再評価差額金	※10	37,605	0.04	34,910	0.03
為替換算調整勘定		△30,656	△0.03	△27,323	△0.02
評価・換算差額等合計		1,181,353	1.17	483,002	0.43
新株予約権		14	0.00	43	0.00
少数株主持分		1,408,279	1.40	1,645,705	1.47
純資産の部合計		5,331,279	5.29	5,224,076	4.67
負債及び純資産の部合計		100,858,309	100.00	111,955,918	100.00

② 【連結損益計算書】

		前連結会計年度 (自　平成18年4月1日 至　平成19年3月31日)		当連結会計年度 (自　平成19年4月1日 至　平成20年3月31日)	
区分	注記番号	金額(百万円)	百分比(%)	金額(百万円)	百分比(%)
経常収益		3,901,259	100.00	4,623,545	100.00
資金運用収益		1,979,069		2,145,451	
貸出金利息		1,375,851		1,557,823	
有価証券利息配当金		369,770		333,255	
コールローン利息及び買入手形利息		28,208		26,014	
買現先利息		7,098		7,044	
債券貸借取引受入利息		4,857		7,032	
預け金利息		96,763		101,120	
その他の受入利息		96,517		113,160	
信託報酬		3,508		3,752	
役務取引等収益		705,998		704,283	
特定取引収益		127,561		469,571	
その他業務収益		1,003,632		1,212,635	
リース料収入		426,154		501,481	
割賦売上高		277,405		344,563	
その他の業務収益		300,072		366,590	
その他経常収益	※1	81,489		87,850	
経常費用		3,102,649	79.53	3,792,384	82.02
資金調達費用		810,476		935,067	
預金利息		457,078		495,690	
譲渡性預金利息		43,476		51,103	
コールマネー利息及び売渡手形利息		18,807		23,529	
売現先利息		18,354		7,404	
債券貸借取引支払利息		60,856		45,499	
コマーシャル・ペーパー利息		1		—	
借用金利息		32,175		47,862	
短期社債利息		1,503		4,105	
社債利息		89,719		90,945	
その他の支払利息		88,502		168,926	
役務取引等費用		96,812		92,289	
特定取引費用		1,936		—	
その他業務費用		1,004,370		1,392,089	
賃貸原価		376,098		438,856	
割賦原価		258,606		310,644	
その他の業務費用		369,666		642,588	
営業経費	※2	888,561		978,896	
その他経常費用		300,491		394,041	
貸倒引当金繰入額		23,663		71,278	
その他の経常費用	※3	276,827		322,763	
経常利益		798,610	20.47	831,160	17.98
特別利益		46,527	1.19	115,495	2.50
固定資産処分益		4,730		10,988	
償却債権取立益		1,236		1,355	
証券取引責任準備金取崩額		3		—	
金融商品取引責任準備金取崩額		—		18	
その他の特別利益	※4	40,556		103,133	
特別損失		38,347	0.98	17,700	0.38
固定資産処分損		7,798		12,538	
減損損失	※5	30,548		5,161	
金融商品取引責任準備金繰入額		—		0	
税金等調整前当期純利益		806,790	20.68	928,955	20.09
法人税、住民税及び事業税		87,818	2.25	103,900	2.25
法人税等調整額		218,770	5.61	282,538	6.11
少数株主利益		58,850	1.51	80,980	1.75
当期純利益		441,351	11.31	461,536	9.98

③ 【連結株主資本等変動計算書】

前連結会計年度(自　平成18年４月１日　至　平成19年３月31日)

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成18年３月31日残高(百万円)	1,420,877	1,229,225	992,064	△4,393	3,637,773
連結会計年度中の変動額					
株式交換による増加		221,365			221,365
剰余金の配当			△47,951		△47,951
当期純利益			441,351		441,351
自己株式の取得				△1,519,599	△1,519,599
自己株式の処分		3,459		4,260	7,720
自己株式の消却		△1,396,277		1,396,277	―
連結子会社の増加に伴う増加			396		396
連結子会社の減少に伴う増加			22		22
連結子会社の増加に伴う減少			△16		△16
連結子会社の減少に伴う減少			△5		△5
土地再評価差額金取崩			575		575
株主資本以外の項目の連結会計年度中の変動額(純額)					
連結会計年度中の変動額合計(百万円)	―	△1,171,452	394,372	△119,061	△896,141
平成19年３月31日残高(百万円)	1,420,877	57,773	1,386,436	△123,454	2,741,632

	評価・換算差額等					新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成18年３月31日残高(百万円)	819,927	―	38,173	△41,475	816,625	―	1,113,025	5,567,424
連結会計年度中の変動額								
株式交換による増加								221,365
剰余金の配当								△47,951
当期純利益								441,351
自己株式の取得								△1,519,599
自己株式の処分								7,720
自己株式の消却								―
連結子会社の増加に伴う増加								396
連結子会社の減少に伴う増加								22
連結子会社の増加に伴う減少								△16
連結子会社の減少に伴う減少								△5
土地再評価差額金取崩								575
株主資本以外の項目の連結会計年度中の変動額(純額)	442,207	△87,729	△568	10,818	364,728	14	295,254	659,996
連結会計年度中の変動額合計(百万円)	442,207	△87,729	△568	10,818	364,728	14	295,254	△236,144
平成19年３月31日残高(百万円)	1,262,135	△87,729	37,605	△30,656	1,181,353	14	1,408,279	5,331,279

当連結会計年度(自　平成19年４月１日　至　平成20年３月31日)

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成19年３月31日残高(百万円)	1,420,877	57,773	1,386,436	△123,454	2,741,632
連結会計年度中の変動額					
剰余金の配当			△110,215		△110,215
当期純利益			461,536		461,536
自己株式の取得				△901	△901
自己株式の処分		53		367	420
連結子会社の増加に伴う増加			268		268
連結子会社の減少に伴う増加			7		7
連結子会社の増加に伴う減少			△100		△100
連結子会社の減少に伴う減少			△3		△3
土地再評価差額金取崩			2,681		2,681
株主資本以外の項目の連結会計年度中の変動額(純額)					
連結会計年度中の変動額合計(百万円)	―	53	354,173	△534	353,692
平成20年３月31日残高(百万円)	1,420,877	57,826	1,740,610	△123,989	3,095,324

	評価・換算差額等					新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成19年３月31日残高(百万円)	1,262,135	△87,729	37,605	△30,656	1,181,353	14	1,408,279	5,331,279
連結会計年度中の変動額								
剰余金の配当								△110,215
当期純利益								461,536
自己株式の取得								△901
自己株式の処分								420
連結子会社の増加に伴う増加								268
連結子会社の減少に伴う増加								7
連結子会社の増加に伴う減少								△100
連結子会社の減少に伴う減少								△3
土地再評価差額金取崩								2,681
株主資本以外の項目の連結会計年度中の変動額(純額)	△711,486	12,495	△2,694	3,333	△698,351	29	237,426	△460,895
連結会計年度中の変動額合計(百万円)	△711,486	12,495	△2,694	3,333	△698,351	29	237,426	△107,203
平成20年３月31日残高(百万円)	550,648	△75,233	34,910	△27,323	483,002	43	1,645,705	5,224,076

④ 【連結キャッシュ・フロー計算書】

		前連結会計年度 (自 平成18年4月1日 至 平成19年3月31日)	当連結会計年度 (自 平成19年4月1日 至 平成20年3月31日)
区分	注記番号	金額(百万円)	金額(百万円)
Ⅰ 営業活動によるキャッシュ・フロー			
税金等調整前当期純利益		806,790	928,955
固定資産減価償却費		78,869	83,346
リース資産減価償却費		335,399	403,775
減損損失		30,548	5,161
のれん償却額		4,858	10,520
持分法による投資損益(△)		104,170	41,760
子会社株式売却損益及び子会社の増資に伴う持分変動損益(△)		△5,072	106
貸倒引当金の増加額		△146,971	△26,197
賞与引当金の増加額		2,128	1,289
役員賞与引当金の増加額		—	1,146
退職給付引当金の増加額		△2,639	2,178
役員退職慰労引当金の増加額		7,371	295
預金払戻引当金の増加額		—	10,417
資金運用収益		△1,979,069	△2,145,451
資金調達費用		810,476	935,067
有価証券関係損益(△)		71,686	29,146
金銭の信託の運用損益(△)		△0	△227
為替差損益(△)		△103,541	355,913
固定資産処分損益(△)		3,067	1,550
リース資産処分損益(△)		△1,364	△2,436
特定取引資産の純増(△)減		767,067	△864,864
特定取引負債の純増減(△)		△969,090	747,776
貸出金の純増(△)減		△1,376,693	△3,372,601
預金の純増減(△)		1,307,266	776,786
譲渡性預金の純増減(△)		△136,304	497,697
借用金(劣後特約付借入金を除く)の純増減(△)		1,141,752	333,136
有利息預け金の純増(△)減		△157,092	△241,409
コールローン等の純増(△)減		△612,297	34,765
債券貸借取引支払保証金の純増(△)減		△320,243	336,724
コールマネー等の純増減(△)		△5,994,528	2,044,633
コマーシャル・ペーパーの純増減(△)		△10,000	—
債券貸借取引受入担保金の純増減(△)		△1,230,782	4,215,699
外国為替(資産)の純増(△)減		66,917	△14,713
外国為替(負債)の純増減(△)		△124,047	△22,916
短期社債(負債)の純増減(△)		55,700	42,500
普通社債の発行・償還による純増減(△)		△198,091	△220,801
信託勘定借の純増減(△)		△253,534	15,733
資金運用による収入		1,966,949	2,146,724
資金調達による支出		△774,678	△924,191
その他		197,841	△326,054
小計		△6,637,179	5,840,942
法人税等の支払額		△123,561	△58,353
営業活動によるキャッシュ・フロー		△6,760,740	5,782,588

		前連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)	当連結会計年度 (自　平成19年４月１日 至　平成20年３月31日)
区分	注記番号	金額(百万円)	金額(百万円)
Ⅱ　投資活動によるキャッシュ・フロー			
有価証券の取得による支出		△35,085,809	△50,073,494
有価証券の売却による収入		21,544,154	35,014,774
有価証券の償還による収入		18,886,454	10,504,800
金銭の信託の増加による支出		―	△5,378
金銭の信託の減少による収入		―	796
有形固定資産の取得による支出		△193,614	△71,301
有形固定資産の売却による収入		8,474	16,592
無形固定資産の取得による支出		△57,506	△64,918
無形固定資産の売却による収入		6	252
リース資産の取得による支出		△383,526	△457,070
リース資産の売却による収入		48,392	51,141
子会社株式の一部売却による収入		3,745	198
連結範囲の変更を伴う子会社株式の取得による支出		△1,317	△2,951
投資活動によるキャッシュ・フロー		4,769,454	△5,086,559
Ⅲ　財務活動によるキャッシュ・フロー			
劣後特約付借入による収入		20,000	40,000
劣後特約付借入金の返済による支出		△83,000	△76,000
劣後特約付社債・新株予約権付社債の発行による収入		196,951	214,000
劣後特約付社債・新株予約権付社債の償還による支出		△181,283	△47,000
配当金支払額		△47,926	△110,099
少数株主からの払込みによる収入		360,362	141,500
少数株主への配当金支払額		△46,724	△60,239
自己株式の取得による支出		△1,474,644	△901
自己株式の処分による収入		11,320	853
財務活動によるキャッシュ・フロー		△1,244,945	102,112
Ⅳ　現金及び現金同等物に係る換算差額		3,434	△8,465
Ⅴ　現金及び現金同等物の増加額(△は現金及び現金同等物の減少額)		△3,232,797	789,676
Ⅵ　現金及び現金同等物の期首残高		5,159,822	1,927,024
Ⅶ　連結子会社の合併に伴う現金及び現金同等物の増加額		―	1,183
Ⅷ　新規連結に伴う現金及び現金同等物の増加額		0	18,870
Ⅸ　連結除外に伴う現金及び現金同等物の減少額		―	△3
Ⅹ　現金及び現金同等物の期末残高	※1	1,927,024	2,736,752

連結財務諸表作成のための基本となる重要な事項

	前連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)	当連結会計年度 (自　平成19年４月１日 至　平成20年３月31日)
1　連結の範囲に関する事項	(1) 連結子会社　181社 主要な連結子会社名は、「第１　企業の概況　４　関係会社の状況」に記載しているため省略いたしました。 なお、株式会社日本総研ソリューションズ他41社は新規設立等により、当連結会計年度から連結子会社としております。 住銀保証株式会社他３社は合併等により子会社でなくなったため、当連結会計年度より連結子会社から除外しております。 また、エスエムエルシー・マホガニー有限会社他18社は匿名組合方式による賃貸事業を行う営業者となったため、当連結会計年度より連結子会社から除外し、持分法非適用の非連結子会社としております。 (2) 非連結子会社 主要な会社名 SBCS Co.,Ltd. 子会社エス・ビー・エル・ジュピター有限会社他123社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第５条第１項ただし書第２号により、連結の範囲から除外しております。 また、その他の非連結子会社の総資産、経常収益、当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(1) 連結子会社　268社 主要な連結子会社名は、「第１　企業の概況　４　関係会社の状況」に記載しているため省略いたしました。 なお、株式会社クオーク他32社は議決権の所有割合の増加等により、エムジーリース株式会社他75社は三井住友銀リース株式会社と住商リース株式会社の合併により、当連結会計年度から連結子会社としております。 SMFG企業再生債権回収株式会社他５社は清算等により子会社でなくなったため、当連結会計年度より連結子会社から除外しております。 また、エスエムエルシー・アントリア株式会社他15社は匿名組合方式による賃貸事業を行う営業者となったため、当連結会計年度より連結子会社から除外し、持分法非適用の非連結子会社としております。 (2) 非連結子会社 主要な会社名 SBCS Co.,Ltd. 子会社エスエムエルシー・マホガニー有限会社他237社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第５条第１項ただし書第２号により、連結の範囲から除外しております。 また、その他の非連結子会社の総資産、経常収益、当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。 財務諸表等規則第８条第７項の規定により出資者等の子会社に該当しないものと推定された特別目的会社14社の概要等は、「(開示対象特別目的会社関係)」の注記に掲げております。 なお、「一定の特別目的会社に係る開示に関する適用指針」(企業会計基準適用指針第15号　平成19年３月29日)が平成19年４月１日以後開始する連結会計年度から適用されることになったことに伴い、当連結会計年度から同適用指針を適用しております。

	前連結会計年度 (自　平成18年4月1日 至　平成19年3月31日)	当連結会計年度 (自　平成19年4月1日 至　平成20年3月31日)
2　持分法の適用に関する事項	(1) 持分法適用の非連結子会社　3社 主要な会社名 SBCS Co.,Ltd. (2) 持分法適用の関連会社　59社 主要な持分法適用の関連会社名は、「第1　企業の概況　4　関係会社の状況」に記載しているため省略いたしました。 NIFSMBC－V2006S1投資事業有限責任組合他3社は新規設立等により、当連結会計年度より持分法適用の関連会社としております。 また、SMFC Holdings(Cayman) Limited他4社は清算等により関連会社でなくなったため、当連結会計年度より持分法適用の関連会社から除外しております。 (3) 持分法非適用の非連結子会社 子会社エス・ビー・エル・ジュピター有限会社他123社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第10条第1項ただし書第2号により、持分法非適用にしております。 (4) 持分法非適用の関連会社 主要な会社名 Daiwa SB Investments (USA) Ltd. 持分法非適用の非連結子会社、関連会社の当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(1) 持分法適用の非連結子会社　3社 主要な会社名 SBCS Co.,Ltd. (2) 持分法適用の関連会社　71社 主要な持分法適用の関連会社名は、「第1　企業の概況　4　関係会社の状況」に記載しているため省略いたしました。 株式会社セントラルファイナンス他24社は株式取得等により、当連結会計年度より持分法適用の関連会社としております。 また、株式会社クオーク他2社は連結子会社となったため、NIFキャピタルマネジメント株式会社他9社は合併等により、当連結会計年度より持分法適用の関連会社から除外しております。 (3) 持分法非適用の非連結子会社 子会社エスエムエルシー・マホガニー有限会社他237社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第10条第1項ただし書第2号により、持分法非適用にしております。 (4) 持分法非適用の関連会社 主要な会社名 Daiwa SB Investments (USA) Ltd. 持分法非適用の関連会社の当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。
3　連結子会社の事業年度等に関する事項	(1) 連結子会社の決算日は次のとおりであります。 6月末日　2社 7月末日　1社 9月末日　7社 10月末日　2社 11月末日　2社 12月末日　70社 1月末日　1社 2月末日　3社 3月末日　93社 当連結会計年度より、在外連結子会社1社において、決算日を従来の12月末日から3月末日に変更しているため、連結財務諸表上、同社の損益は平成18年1月1日から平成19年3月31日までの15ヶ月となっております。なお、当該変更による連結財務諸表への影響は軽微であります。	(1) 連結子会社の決算日は次のとおりであります。 6月末日　6社 7月末日　2社 9月末日　7社 10月末日　2社 11月末日　2社 12月末日　122社 1月末日　7社 2月末日　6社 3月末日　114社

	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）	当連結会計年度 （自　平成19年４月１日 至　平成20年３月31日）
	(2) ６月末日、９月末日及び11月末日を決算日とする連結子会社は３月末日現在、７月末日を決算日とする連結子会社は１月末日現在、10月末日を決算日とする連結子会社については１月末日及び３月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社についてはそれぞれの決算日の財務諸表により連結しております。 　連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。	(2) ７月末日、９月末日、11月末日及び１月末日を決算日とする連結子会社は３月末日現在、６月末日を決算日とする連結子会社は12月末日及び３月末日現在、10月末日を決算日とする連結子会社については１月末日及び３月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社についてはそれぞれの決算日の財務諸表により連結しております。 　連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。
４　会計処理基準に関する事項	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 　金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 　特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。 　また、特定取引収益及び特定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 同左

	前連結会計年度 (自　平成18年4月1日 至　平成19年3月31日)	当連結会計年度 (自　平成19年4月1日 至　平成20年3月31日)
	(2) 有価証券の評価基準及び評価方法 ① 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前1カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。 なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部純資産直入法により処理しております。 ② 金銭の信託において信託財産を構成している有価証券の評価は、上記(1)及び(2)①と同じ方法により行っております。	(2) 有価証券の評価基準及び評価方法 ① 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前1カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。 なお、その他有価証券の評価差額については、全部純資産直入法により処理しております。 ② 同左
	(3) デリバティブ取引の評価基準及び評価方法 デリバティブ取引(特定取引目的の取引を除く。)の評価は、時価法により行っております。 なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。	(3) デリバティブ取引の評価基準及び評価方法 同左
	(4) 減価償却の方法 ① 有形固定資産及びリース資産 当社及び連結子会社である三井住友銀行の有形固定資産の減価償却は、定額法(ただし、動産については定率法)を採用しております。なお、主な耐用年数は次のとおりであります。 建物　7年～50年 動産　2年～20年 その他の連結子会社の有形固定資産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。	(4) 減価償却の方法 ① 有形固定資産及びリース資産 当社及び連結子会社である三井住友銀行の有形固定資産の減価償却は、定額法(ただし、動産については定率法)を採用しております。また、主な耐用年数は次のとおりであります。 建物　7年～50年 動産　2年～20年 その他の連結子会社の有形固定資産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。 なお、平成19年度税制改正に伴い、平成19年4月1日以後に取得した有形固定資産については、改正後の法人税法に基づく償却方法により減価償却費を計上しております。これによる連結貸借対照表等に与える影響は軽微であります。

	前連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)	当連結会計年度 (自　平成19年４月１日 至　平成20年３月31日)
	② 無形固定資産 無形固定資産は、定額法により償却しております。 なお、自社利用のソフトウェアについては、当社及び国内連結子会社における利用可能期間(主として５年)に基づいて償却しております。	また、当連結会計年度より、平成19年３月31日以前に取得した有形固定資産については、償却可能限度額に達した連結会計年度の翌連結会計年度以後、残存簿価を５年間で均等償却しております。これによる連結貸借対照表等に与える影響は軽微であります。 ② 無形固定資産 同左
	(5) 貸倒引当金の計上基準 主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者(以下、「破綻懸念先」という。)に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 なお、連結子会社である三井住友銀行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が３カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。	(5) 貸倒引当金の計上基準 主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者(以下、「破綻懸念先」という。)に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 なお、連結子会社である三井住友銀行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が３カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。

	前連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)	当連結会計年度 (自　平成19年４月１日 至　平成20年３月31日)
	上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は490,123百万円であります。	上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は518,594百万円であります。
	(6) 賞与引当金の計上基準 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。	(6) 賞与引当金の計上基準 同左
	――――――	(7) 役員賞与引当金の計上基準 役員賞与引当金は、役員(執行役員を含む、以下同じ。)への賞与の支払いに備えるため、役員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。

	前連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)	当連結会計年度 (自　平成19年４月１日 至　平成20年３月31日)
	(7) 退職給付引当金の計上基準 退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務： その発生時の従業員の平均残存勤務期間内の一定の年数(主として９年)による定額法により損益処理 数理計算上の差異： 各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として９年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理	(8) 退職給付引当金の計上基準 同左
	(8) 役員退職慰労引当金の計上基準 役員退職慰労引当金は、役員(執行役員を含む)に対する退職慰労金の支払いに備えるため、内規に基づく期末要支給額を計上しております。役員退職慰労金は、従来は支出時に費用処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金に関する監査上の取扱い」(日本公認会計士協会　監査第一委員会報告第42号　昭和57年９月21日)が一部改正され、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」(日本公認会計士協会　監査・保証実務委員会報告第42号)が平成19年４月13日付けで公表されたことを踏まえ、役員に対する退職慰労金の支給見積額を当該役員の在任期間にわたり費用配分することで期間損益の適正化を図るために、当連結会計年度より役員退職慰労引当金を計上しております。この結果、従来の方法によった場合に比べ、経常利益及び税金等調整前当期純利益はそれぞれ7,371百万円減少しております。なお、上記改正は平成19年４月13日に公表されたため、当中間連結会計期間は従来の方法によっております。従って、当中間連結会計期間は変更後の方法によった場合に比べ、経常利益及び税金等調整前中間純利益はそれぞれ6,241百万円多く計上されております。 上記に係るセグメント情報に与える影響は(セグメント情報)に記載しております。	(9) 役員退職慰労引当金の計上基準 役員退職慰労引当金は、役員(執行役員を含む。)に対する退職慰労金の支払いに備えるため、内規に基づく当連結会計年度末の要支給額を計上しております。

	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）	当連結会計年度 （自　平成19年４月１日 至　平成20年３月31日）
	――――――	(10) 預金払戻引当金の計上基準 預金払戻引当金は、一定の条件を満たし負債計上を中止した預金について、預金者からの払戻請求に備えるため、過去の払戻実績に基づく将来の払戻損失見込額を計上しております。負債計上を中止した預金の預金者への払戻については、従来は払戻時に損失処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」（日本公認会計士協会監査・保証実務委員会報告第42号）が平成19年４月13日付で公表されたことを踏まえ、当連結会計年度より過去の払戻実績に基づく将来の払戻損失見込額を引き当てる方法に変更しております。 この結果、従来の方法によった場合に比べ、経常利益及び税金等調整前当期純利益は10,417百万円それぞれ減少しております。 上記に係るセグメント情報に与える影響は（セグメント情報）に記載しております。
	(9) 特別法上の引当金の計上基準 特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金1,118百万円であり、次のとおり計上しております。 ①　金融先物取引責任準備金 金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第81条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。 ②　証券取引責任準備金 国内連結子会社は、証券事故による損失に備えるため、証券取引法第51条に定めるところにより算出した額を計上しております。	(11) 特別法上の引当金の計上基準 特別法上の引当金は、金融商品取引責任準備金1,118百万円であり、有価証券の売買その他の取引又はデリバティブ取引等に関して生じた事故による損失の補てんに充てるため、金融商品取引法第46条の５及び第48条の３の規定に基づき計上しております。 なお、従来、金融先物取引法第81条及び証券取引法第51条の規定に基づき、金融先物取引責任準備金及び証券取引責任準備金を計上しておりましたが、平成19年９月30日に金融商品取引法が施行されたことに伴い、当連結会計年度から金融商品取引責任準備金として計上しております。

	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）	当連結会計年度 （自　平成19年４月１日 至　平成20年３月31日）
	(10) 外貨建資産・負債の換算基準 当社及び連結子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として連結決算日の為替相場による円換算額を付しております。 また、その他の連結子会社の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。	(12) 外貨建資産・負債の換算基準 同左
	(11) リース取引の処理方法 当社及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	(13) リース取引の処理方法 同左
	(12) リース取引等に関する収益及び費用の計上基準 ① リース取引のリース料収入の計上方法 主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。 ② 割賦販売取引の売上高及び売上原価の計上方法 主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。	(14) リース取引等に関する収益及び費用の計上基準 ① リース取引のリース料収入の計上方法 同左 ② 割賦販売取引の売上高及び売上原価の計上方法 同左
	(13) 重要なヘッジ会計の方法 ・金利リスク・ヘッジ 連結子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。	(15) 重要なヘッジ会計の方法 ・金利リスク・ヘッジ 連結子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジを適用しております。 小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。

	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）	当連結会計年度 （自　平成19年４月１日 至　平成20年３月31日）
	相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 　個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。 　また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当連結会計年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は41,522百万円（税効果額控除前）、繰延ヘッジ利益の総額は29,583百万円（同前）であります。 ・為替変動リスク・ヘッジ 　連結子会社である三井住友銀行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づく繰延ヘッジを適用しております。	相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 　個別ヘッジについても、当該個別ヘッジに係る有効性の評価をしております。 　また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当連結会計年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は17,608百万円（税効果額控除前）、繰延ヘッジ利益の総額は13,358百万円（同前）であります。 ・為替変動リスクヘッジ 同左

	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）	当連結会計年度 （自　平成19年４月１日 至　平成20年３月31日）
	これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。 　また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。 ・連結会社間取引等 　デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間（又は内部部門間）の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。 　なお、三井住友銀行以外の一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。また、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第19号）に定められた処理を行っております。	・連結会社間取引等 同左
	(14) 消費税等の会計処理 　当社及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。	(16) 消費税等の会計処理 同左

	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）	当連結会計年度 （自　平成19年４月１日 至　平成20年３月31日）
５　連結子会社の資産及び負債の評価に関する事項	連結子会社の資産及び負債の評価については、全面時価評価法を採用しております。	同左
６　のれん及び負ののれんの償却に関する事項	SMBCフレンド証券株式会社に係るのれんは20年間の均等償却、三井住友銀リース株式会社に係るのれんは５年間の均等償却、その他については発生年度に全額償却しております。	SMBCフレンド証券株式会社及び三井住友ファイナンス＆リース株式会社に係るのれんは20年間の均等償却、三井住友銀リース株式会社に係るのれんは５年間の均等償却、その他については発生年度に全額償却しております。
７　連結キャッシュ・フロー計算書における資金の範囲	連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。	同左

連結財務諸表作成のための基本となる重要な事項の変更

前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）	当連結会計年度 （自　平成19年４月１日 至　平成20年３月31日）
貸借対照表の純資産の部の表示に関する会計基準 「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第５号　平成17年12月９日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第８号　平成17年12月９日）が当連結会計年度から適用されることになったことから、以下のとおり表示を変更しております。 (1) 「資本の部」は「純資産の部」とし、株主資本、評価・換算差額等、新株予約権及び少数株主持分に区分のうえ表示しております。 なお、当連結会計年度末における従来の「資本の部」の合計に相当する金額は4,010,715百万円であります。 (2) 負債の部の次に表示していた「少数株主持分」は、純資産の部に表示しております。 (3) 純額で繰延ヘッジ損失又は繰延ヘッジ利益として「その他資産」又は「その他負債」に含めて計上していたヘッジ手段に係る損益又は評価差額は、税効果額を控除のうえ評価・換算差額等の「繰延ヘッジ損益」として相殺表示しております。	―――
投資事業組合に関する実務対応報告 「投資事業組合に対する支配力基準及び影響力基準の適用に関する実務上の取扱い」（企業会計基準実務対応報告第20号　平成18年９月８日）が公表日以後終了する連結会計年度に係る連結財務諸表から適用されることになったことに伴い、当連結会計年度から同実務対応報告を適用しております。これによる連結貸借対照表等に与える影響は軽微であります。	―――
ストック・オプション等に関する会計基準 「ストック・オプション等に関する会計基準」（企業会計基準第８号　平成17年12月27日）及び「ストック・オプション等に関する会計基準の適用指針」（企業会計基準適用指針第11号　最終改正平成18年５月31日）を当連結会計年度から適用しております。これによる連結貸借対照表等に与える影響は軽微であります。	―――

前連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)	当連結会計年度 (自　平成19年４月１日 至　平成20年３月31日)
企業結合に係る会計基準等 「企業結合に係る会計基準」(「企業結合に係る会計基準の設定に関する意見書」(企業会計審議会　平成15年10月31日))、「事業分離等に関する会計基準」(企業会計基準第７号　平成17年12月27日)及び「企業結合会計基準及び事業分離等会計基準に関する適用指針」(企業会計基準適用指針第10号　最終改正平成18年12月22日)が平成18年４月１日以後開始する連結会計年度から適用されることになったことに伴い、当連結会計年度から各会計基準及び同適用指針を適用しております。	――――――
金融商品に関する会計基準 「金融商品に係る会計基準」(企業会計審議会　平成11年１月22日)が平成18年８月11日付けで一部改正され(「金融商品に関する会計基準」企業会計基準第10号)、改正会計基準の公表日以後終了する連結会計年度から適用されることになったことに伴い、当連結会計年度から改正会計基準を適用し、社債は償却原価法(定額法)に基づいて算定された価額をもって連結貸借対照表価額としております。これにより、従来の方法に比べ「その他資産」中の社債発行差金は2,308百万円、「社債」は2,308百万円、それぞれ減少しております。 上記に係るセグメント情報に与える影響は(セグメント情報)に記載しております。 なお、平成18年３月31日に終了する連結会計年度の連結貸借対照表に計上した社債発行差金は、「繰延資産の会計処理に関する当面の取扱い」(企業会計基準実務対応報告第19号　平成18年８月11日)の経過措置に基づき従前の会計処理を適用し、社債の償還期間にわたり均等償却を行うとともに未償却残高を社債から直接控除しております。	――――――
――――――	連結財務諸表における税効果会計に関する実務指針 企業集団内の会社に投資(子会社株式等)を売却した場合の税効果会計について、「連結財務諸表における税効果会計に関する実務指針」(日本公認会計士協会会計制度委員会報告第６号　平成19年３月29日)の第30－２項を当連結会計年度から適用しております。この結果、従来の方法によった場合に比べ、当期純利益は18,939百万円減少しております。
――――――	金融商品に関する会計基準 「金融商品に関する会計基準」(企業会計基準第10号)及び「金融商品会計に関する実務指針」(日本公認会計士協会会計制度委員会報告第14号)等における有価証券の範囲に関する規定が平成19年６月15日付及び同７月４日付で一部改正され、金融商品取引法の施行日以後に終了する連結会計年度から適用されることになったことに伴い、当連結会計年度から改正会計基準及び実務指針を適用しております。

表示方法の変更

前連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)	当連結会計年度 (自　平成19年４月１日 至　平成20年３月31日)
「銀行法施行規則」(昭和57年大蔵省令第10号)別紙様式が「無尽業法施行細則等の一部を改正する内閣府令」(内閣府令第60号　平成18年４月28日)により改正され、平成18年４月１日以後開始する事業年度から適用されることになったことに伴い、当連結会計年度から以下のとおり表示を変更しております。 (連結貸借対照表関係) (1) 「動産不動産」は、「有形固定資産」、「無形固定資産」又は「その他資産」に区分して表示しております。 ① 「動産不動産」中の土地建物動産は、「有形固定資産」中の「建物」、「土地」、「その他の有形固定資産」に区分表示し、建設仮払金は、「有形固定資産」中の「建設仮勘定」として表示しております。 ② 「動産不動産」中の保証金権利金のうち、権利金は「無形固定資産」中の「その他の無形固定資産」として表示し、保証金は「その他資産」に含めて表示しております。 ③ 「その他資産」に含めて表示していたソフトウェアは、「無形固定資産」中の「ソフトウェア」として表示しております。 (2) 資産の部に独立掲記していた「連結調整勘定」は、「無形固定資産」中の「のれん」として表示しております。 (連結損益計算書関係) (1) 連結調整勘定償却は、従来、「その他経常費用」中「その他の経常費用」で処理しておりましたが、当連結会計年度からは無形固定資産償却として「経常費用」中「営業経費」に含めております。 (2) 連結貸借対照表中の「動産不動産」が「有形固定資産」、「無形固定資産」等に区分されたことに伴い、「特別利益」中の「動産不動産処分益」は「固定資産処分益」として、「特別損失」中の「動産不動産処分損」は「固定資産処分損」として表示しております。 (連結キャッシュ・フロー計算書関係) (1) 「連結調整勘定償却額」は「のれん償却額」に含めて表示しております。 (2) 「動産不動産等減価償却費」は、連結貸借対照表の「動産不動産」が「有形固定資産」、「無形固定資産」等に区分されたことに伴い、「固定資産減価償却費」として表示しております。「動産不動産処分損益(△)」は、「固定資産処分損益(△)」等として表示しております。 また、「動産不動産の取得による支出」は「有形固定資産の取得による支出」等として、「動産不動産の売却による収入」は「有形固定資産の売却による収入」等として表示しております。 (3) 営業活動によるキャッシュ・フローの「その他」に含めて表示しておりましたソフトウェアの取得による支出並びに売却による収入は、連結貸借対照表の「その他資産」に含めて表示しておりましたソフトウェアが「無形固定資産」に含めて表示されたことに伴い、「無形固定資産の取得による支出」並びに「無形固定資産の売却による収入」に含めて表示しております。	「銀行法施行規則」(昭和57年大蔵省令第10号)別紙様式が「銀行法施行規則等の一部を改正する内閣府令」(内閣府令第60号　平成19年８月８日)により改正され、平成19年９月30日から施行されることになったことに伴い、「特別利益」に計上しておりました「金融先物取引責任準備金取崩額」及び「証券取引責任準備金取崩額」は、当連結会計年度から「金融商品取引責任準備金取崩額」として計上しております。また、「特別損失」に計上しておりました「金融先物取引責任準備金繰入額」及び「証券取引責任準備金繰入額」は、当連結会計年度から「金融商品取引責任準備金繰入額」として計上しております。

追加情報

前連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)	当連結会計年度 (自　平成19年４月１日 至　平成20年３月31日)
リース事業及びオートリース事業の戦略的共同事業化についての基本合意 　当社、三井住友銀リース株式会社及び三井住友銀オートリース株式会社は、平成18年10月13日に、住友商事株式会社、住商リース株式会社及び住商オートリース株式会社との間で、リース事業及びオートリース事業の戦略的共同事業化について基本合意いたしました。この基本合意に基づき、平成19年10月１日を目処に、三井住友銀リース株式会社と住商リース株式会社は合併する予定であり、合併新会社は当社の連結子会社(当社の議決権の所有割合55%)となる見込みであります。なお、本合併は「企業結合に係る会計基準」上の取得に該当し、本合併に伴って、当社は連結財務諸表上、のれんを認識する予定でありますが、その金額は現時点では未定であります。また、三井住友銀オートリース株式会社と住商オートリース株式会社につきましても、平成19年10月１日を目処に合併する予定であります。	―――――

注記事項

（連結貸借対照表関係）

前連結会計年度 (平成19年３月31日現在)	当連結会計年度 (平成20年３月31日現在)
※１　有価証券には、非連結子会社及び関連会社の株式425,873百万円及び出資金4,216百万円を含んでおります。関連会社の株式のうち、共同支配企業に対する投資額は11,169百万円であります。 ※２　無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計2,188百万円含まれております。 無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は2,088,859百万円、当連結会計年度末に当該処分をせずに所有しているものは154,192百万円であります。 ※３　貸出金のうち、破綻先債権額は60,715百万円、延滞債権額は507,289百万円であります。 なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。 ※４　貸出金のうち、３カ月以上延滞債権額は22,018百万円であります。 なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。 ※５　貸出金のうち、貸出条件緩和債権額は477,362百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。	※１　有価証券には、非連結子会社及び関連会社の株式488,876百万円及び出資金5,252百万円を含んでおります。関連会社の株式のうち、共同支配企業に対する投資額は13,263百万円であります。 ※２　無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計81,071百万円含まれております。 無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は1,758,728百万円、当連結会計年度末に当該処分をせずに所有しているものは504,363百万円であります。 ※３　貸出金のうち、破綻先債権額は73,472百万円、延滞債権額は607,226百万円であります。 なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。 ※４　貸出金のうち、３カ月以上延滞債権額は26,625百万円であります。 なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。 ※５　貸出金のうち、貸出条件緩和債権額は385,336百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。

前連結会計年度 (平成19年３月31日現在)	当連結会計年度 (平成20年３月31日現在)
※６　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,067,386百万円であります。 なお、上記３から６に掲げた債権額は、貸倒引当金控除前の金額であります。	※６　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,092,661百万円であります。 なお、上記３から６に掲げた債権額は、貸倒引当金控除前の金額であります。
※７　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は915,318百万円であります。	※７　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は807,712百万円であります。
※８　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　104,328百万円 特定取引資産　202,292百万円 有価証券　3,043,253百万円 貸出金　934,423百万円 その他資産(延払資産等)　1,946百万円 担保資産に対応する債務 預金　20,588百万円 コールマネー及び売渡手形　1,335,000百万円 売現先勘定　128,695百万円 債券貸借取引受入担保金　1,250,450百万円 特定取引負債　84,532百万円 借用金　1,112,257百万円 その他負債　23,207百万円 支払承諾　167,153百万円 上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金6,761百万円、特定取引資産500,158百万円、有価証券3,946,194百万円及び貸出金535,770百万円を差し入れております。 また、その他資産のうち保証金は94,129百万円、先物取引差入証拠金は3,140百万円であります。	※８　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　158,679百万円 特定取引資産　673,261百万円 有価証券　8,334,432百万円 貸出金　952,137百万円 その他資産(延払資産等)　3,008百万円 担保資産に対応する債務 預金　25,381百万円 コールマネー及び売渡手形　1,135,000百万円 売現先勘定　1,714,479百万円 債券貸借取引受入担保金　5,379,076百万円 特定取引負債　150,283百万円 借用金　1,447,744百万円 その他負債　14,499百万円 支払承諾　140,917百万円 上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金7,745百万円、特定取引資産601,560百万円、有価証券3,344,984百万円、買入金銭債権427百万円及び貸出金888,532百万円を差し入れております。 また、その他資産のうち保証金は85,979百万円、先物取引差入証拠金は11,546百万円であります。

前連結会計年度 (平成19年３月31日現在)	当連結会計年度 (平成20年３月31日現在)
※９　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、40,947,052百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが34,769,824百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。 ※10　連結子会社である三井住友銀行は、土地の再評価に関する法律(平成10年３月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年３月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。 また、その他の一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。	※９　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、40,694,898百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが34,502,051百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。 ※10　連結子会社である三井住友銀行は、土地の再評価に関する法律(平成10年３月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年３月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。 また、その他の一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。

前連結会計年度 (平成19年３月31日現在)	当連結会計年度 (平成20年３月31日現在)
再評価を行った年月日 連結子会社である三井住友銀行 平成10年３月31日及び平成14年３月31日 その他の一部の連結子会社 平成11年３月31日、平成14年３月31日 同法律第３条第３項に定める再評価の方法 連結子会社である三井住友銀行 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。 その他の一部の連結子会社 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。 ※11　有形固定資産の減価償却累計額は555,288百万円、リース資産の減価償却累計額は1,592,098百万円であります。 ※12　有形固定資産の圧縮記帳額　67,070百万円 (当連結会計年度圧縮記帳額　2,088百万円) ※13　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金559,500百万円が含まれております。 ※14　社債には、劣後特約付社債2,183,810百万円が含まれております。 ※15　「有価証券」中の社債のうち、有価証券の私募(証券取引法第２条第３項)による社債に対する保証債務の額は2,421,446百万円であります。	再評価を行った年月日 連結子会社である三井住友銀行 平成10年３月31日及び平成14年３月31日 その他の一部の連結子会社 平成11年３月31日、平成14年３月31日 同法律第３条第３項に定める再評価の方法 連結子会社である三井住友銀行 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。 その他の一部の連結子会社 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。 ※11　有形固定資産の減価償却累計額は557,958百万円、リース資産の減価償却累計額は2,356,863百万円であります。 ※12　有形固定資産の圧縮記帳額　66,936百万円 (当連結会計年度圧縮記帳額　―百万円) ※13　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金523,500百万円が含まれております。 ※14　社債には、劣後特約付社債2,281,432百万円が含まれております。 ※15　「有価証券」中の社債のうち、有価証券の私募(金融商品取引法第２条第３項)による社債に対する保証債務の額は2,179,347百万円であります。

（連結損益計算書関係）

前連結会計年度
（自　平成18年４月１日
至　平成19年３月31日）

※１　その他経常収益には、株式等売却益62,793百万円を含んでおります。

※２　営業経費には、研究開発費234百万円を含んでおります。

※３　その他の経常費用には、貸出金償却81,415百万円、株式等償却16,562百万円、延滞債権等を売却したことによる損失39,302百万円及び持分法による投資損失104,170百万円を含んでおります。

※４　その他の特別利益は、退職給付信託返還益36,330百万円及び子会社の増資に伴う持分変動利益4,226百万円であります。

※５　当連結会計年度において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

地域	主な用途	種類	減損損失額
首都圏	営業用店舗　２ヵ店	土地、建物等	25,799百万円
	遊休資産　32物件		1,782百万円
近畿圏	営業用店舗　19ヵ店	土地、建物等	839百万円
	遊休資産　22物件		443百万円
その他	遊休資産　18物件	土地、建物等	1,683百万円

連結子会社である三井住友銀行は、継続的な収支の管理・把握を実施している各営業拠点（物理的に同一の資産を共有する拠点）をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、その他の連結会社については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。

当連結会計年度は、三井住友銀行では遊休資産について、また、その他の連結子会社については、営業用店舗、遊休資産等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能価額まで減額し、当該減少額を減損損失として特別損失に計上しております。

回収可能価額は、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

当連結会計年度
（自　平成19年４月１日
至　平成20年３月31日）

※１　その他経常収益には、株式等売却益61,509百万円を含んでおります。

※２　営業経費には、研究開発費236百万円を含んでおります。

※３　その他の経常費用には、貸出金償却141,750百万円、株式等償却62,835百万円、延滞債権等を売却したことによる損失35,300百万円及び持分法による投資損失41,760百万円を含んでおります。

※４　その他の特別利益は、子会社の合併に伴う持分変動利益103,133百万円であります。

※５　当連結会計年度において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

地域	主な用途	種類	減損損失額
首都圏	営業用店舗　４ヵ店	土地、建物等	41百万円
	遊休資産　27物件		1,196百万円
	その他　２物件		69百万円
近畿圏	営業用店舗　５ヵ店	土地、建物等	298百万円
	遊休資産　18物件		3,086百万円
その他	営業用店舗　９ヵ店	土地、建物等	17百万円
	遊休資産　13物件		451百万円

連結子会社である三井住友銀行は、継続的な収支の管理・把握を実施している各営業拠点（物理的に同一の資産を共有する拠点）をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、その他の連結会社については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。

当連結会計年度は、三井住友銀行では遊休資産について、また、その他の連結子会社については、営業用店舗、遊休資産等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能価額まで減額し、当該減少額を減損損失として特別損失に計上しております。

回収可能価額は、主として正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

（連結株主資本等変動計算書関係）

Ⅰ　前連結会計年度（自　平成18年４月１日　至　平成19年３月31日）

1　発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

	前連結会計年度末株式数（株）	当連結会計年度増加株式数（株）	当連結会計年度減少株式数（株）	当連結会計年度末株式数（株）	摘要
発行済株式					
普通株式	7,424,172.77	309,481	—	7,733,653.77	（注）1
第一種優先株式	35,000	—	35,000	—	（注）2
第二種優先株式	100,000	—	100,000	—	（注）3
第三種優先株式	695,000	—	695,000	—	（注）4
第１回第四種優先株式	4,175	—	—	4,175	
第２回第四種優先株式	4,175	—	—	4,175	
第３回第四種優先株式	4,175	—	—	4,175	
第４回第四種優先株式	4,175	—	—	4,175	
第５回第四種優先株式	4,175	—	—	4,175	
第６回第四種優先株式	4,175	—	—	4,175	
第７回第四種優先株式	4,175	—	—	4,175	
第８回第四種優先株式	4,175	—	—	4,175	
第９回第四種優先株式	4,175	—	—	4,175	
第10回第四種優先株式	4,175	—	—	4,175	
第11回第四種優先株式	4,175	—	—	4,175	
第12回第四種優先株式	4,175	—	—	4,175	
第１回第六種優先株式	70,001	—	—	70,001	
合計	8,374,273.77	309,481	830,000	7,853,754.77	
自己株式					
普通株式	6,307.15	170,936.41	8,612.61	168,630.95	（注）5
第一種優先株式	—	35,000	35,000	—	（注）2
第二種優先株式	—	100,000	100,000	—	（注）3
第三種優先株式	—	695,000	695,000	—	（注）4
合計	6,307.15	1,000,936.41	838,612.61	168,630.95	

（注）1　普通株式の発行済株式総数の増加309,481株は、平成18年９月１日のSMBCフレンド証券株式会社の完全子会社化に係る株式交換による増加249,015株及び同年９月29日の第三種優先株式に係る取得請求権の行使による増加60,466株であります。

2　第一種優先株式の自己株式の増加35,000株は、平成18年５月17日に、平成17年６月29日の定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得によるものであります。

また、第一種優先株式の発行済株式総数の減少35,000株及び自己株式の減少35,000株は、平成18年５月17日に、自己株式の消却を実施したことによるものであります。

3　第二種優先株式の自己株式の増加100,000株は、平成18年５月17日及び同年９月６日に、平成17年６月29日及び平成18年６月29日の定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得によるものであります。

また、第二種優先株式の発行済株式総数の減少100,000株及び自己株式の減少100,000株は、平成18年５月17日及び同年９月６日に、自己株式の消却を実施したことによるものであります。

4　第三種優先株式の自己株式の増加695,000株は、平成18年９月29日及び同年10月11日に、同年６月29日の定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得645,000株及び同年９月29日に第三種優先株式に係る取得請求権の行使に伴い実施した自己株式の取得50,000株によるものであります。

また、第三種優先株式の発行済株式総数の減少695,000株及び自己株式の減少695,000株は、平成18年９月29日及び同年10月11日に、自己株式の消却を実施したことによるものであります。

5　普通株式の自己株式の増加170,936.41株は、平成18年10月17日に、同年６月29日の定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得60,466株及び端株の買取りによる増加1,265.41株並びにSMBCフレンド証券株式会社の完全子会社化に係る株式交換により連結子会社及び持分法適用関連会社が保有した三井住友フィナンシャルグループ株式109,205株であります。

また、普通株式の自己株式の減少8,612.61株は、端株の売渡し及びストック・オプションの権利行使による減少182.61株並びに連結子会社及び持分法適用関連会社が保有していた三井住友フィナンシャルグループ株式の売却による減少8,430株によるものであります。

2　新株予約権に関する事項

区分	新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数(株)				当連結会計年度末残高(百万円)	摘要
			前連結会計年度末	当連結会計年度		当連結会計年度末		
				増加	減少			
当社	ストック・オプションとしての新株予約権	―	―	―	―	―	―	
連結子会社	―	―					14	
合計							14	

3　配当に関する事項

(1) 当連結会計年度中の配当金支払額

決議	株式の種類	配当金の総額(百万円)	1株当たりの金額(円)	基準日	効力発生日
平成18年６月29日定時株主総会	普通株式	22,253	3,000	平成18年３月31日	平成18年６月29日
	第一種優先株式	367	10,500	平成18年３月31日	平成18年６月29日
	第二種優先株式	2,850	28,500	平成18年３月31日	平成18年６月29日
	第三種優先株式	9,521	13,700	平成18年３月31日	平成18年６月29日
	第１回第四種優先株式	563	135,000	平成18年３月31日	平成18年６月29日
	第２回第四種優先株式	563	135,000	平成18年３月31日	平成18年６月29日
	第３回第四種優先株式	563	135,000	平成18年３月31日	平成18年６月29日
	第４回第四種優先株式	563	135,000	平成18年３月31日	平成18年６月29日
	第５回第四種優先株式	563	135,000	平成18年３月31日	平成18年６月29日
	第６回第四種優先株式	563	135,000	平成18年３月31日	平成18年６月29日
	第７回第四種優先株式	563	135,000	平成18年３月31日	平成18年６月29日
	第８回第四種優先株式	563	135,000	平成18年３月31日	平成18年６月29日
	第９回第四種優先株式	563	135,000	平成18年３月31日	平成18年６月29日
	第10回第四種優先株式	563	135,000	平成18年３月31日	平成18年６月29日
	第11回第四種優先株式	563	135,000	平成18年３月31日	平成18年６月29日
	第12回第四種優先株式	563	135,000	平成18年３月31日	平成18年６月29日
	第１回第六種優先株式	6,195	88,500	平成18年３月31日	平成18年６月29日

(2) 基準日が当連結会計年度に属する配当のうち、配当の効力発生日が翌連結会計年度となるもの

決議	株式の種類	配当金の総額(百万円)	配当の原資	1株当たりの金額(円)	基準日	効力発生日
平成19年6月28日 定時株主総会	普通株式	53,660	利益剰余金	7,000	平成19年 3月31日	平成19年 6月28日
	第1回第四種優先株式	563	利益剰余金	135,000	平成19年 3月31日	平成19年 6月28日
	第2回第四種優先株式	563	利益剰余金	135,000	平成19年 3月31日	平成19年 6月28日
	第3回第四種優先株式	563	利益剰余金	135,000	平成19年 3月31日	平成19年 6月28日
	第4回第四種優先株式	563	利益剰余金	135,000	平成19年 3月31日	平成19年 6月28日
	第5回第四種優先株式	563	利益剰余金	135,000	平成19年 3月31日	平成19年 6月28日
	第6回第四種優先株式	563	利益剰余金	135,000	平成19年 3月31日	平成19年 6月28日
	第7回第四種優先株式	563	利益剰余金	135,000	平成19年 3月31日	平成19年 6月28日
	第8回第四種優先株式	563	利益剰余金	135,000	平成19年 3月31日	平成19年 6月28日
	第9回第四種優先株式	563	利益剰余金	135,000	平成19年 3月31日	平成19年 6月28日
	第10回第四種優先株式	563	利益剰余金	135,000	平成19年 3月31日	平成19年 6月28日
	第11回第四種優先株式	563	利益剰余金	135,000	平成19年 3月31日	平成19年 6月28日
	第12回第四種優先株式	563	利益剰余金	135,000	平成19年 3月31日	平成19年 6月28日
	第1回第六種優先株式	6,195	利益剰余金	88,500	平成19年 3月31日	平成19年 6月28日

Ⅱ　当連結会計年度(自　平成19年４月１日　至　平成20年３月31日)

1　発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

	前連結会計年度末株式数(株)	当連結会計年度増加株式数(株)	当連結会計年度減少株式数(株)	当連結会計年度末株式数(株)	摘要
発行済株式					
普通株式	7,733,653.77	―	―	7,733,653.77	
第１回第四種優先株式	4,175	―	―	4,175	
第２回第四種優先株式	4,175	―	―	4,175	
第３回第四種優先株式	4,175	―	―	4,175	
第４回第四種優先株式	4,175	―	―	4,175	
第５回第四種優先株式	4,175	―	―	4,175	
第６回第四種優先株式	4,175	―	―	4,175	
第７回第四種優先株式	4,175	―	―	4,175	
第８回第四種優先株式	4,175	―	―	4,175	
第９回第四種優先株式	4,175	―	―	4,175	
第10回第四種優先株式	4,175	―	―	4,175	
第11回第四種優先株式	4,175	―	―	4,175	
第12回第四種優先株式	4,175	―	―	4,175	
第１回第六種優先株式	70,001	―	―	70,001	
合計	7,853,754.77	―	―	7,853,754.77	
自己株式					
普通株式	168,630.95	895.01	528.55	168,997.41	(注)
合計	168,630.95	895.01	528.55	168,997.41	

(注)　普通株式の自己株式の増加895.01株は、端株の買取りによる増加であります。
また、普通株式の自己株式の減少528.55株は、端株の売渡し及びストック・オプションの権利行使による減少234.55株並びに連結子会社が保有していた三井住友フィナンシャルグループ株式の売却による減少294株によるものであります。

2　新株予約権に関する事項

区分	新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数(株)				当連結会計年度末残高(百万円)	摘要
			前連結会計年度末	当連結会計年度		当連結会計年度末		
				増加	減少			
当社	ストック・オプションとしての新株予約権	―	―	―	―	―	―	
連結子会社	―	―					43	
合計							43	

3　配当に関する事項

(1) 当連結会計年度中の配当金支払額

決議	株式の種類	配当金の総額(百万円)	1株当たりの金額(円)	基準日	効力発生日
平成19年6月28日定時株主総会	普通株式	53,660	7,000	平成19年3月31日	平成19年6月28日
	第1回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第2回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第3回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第4回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第5回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第6回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第7回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第8回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第9回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第10回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第11回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第12回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第1回第六種優先株式	6,195	88,500	平成19年3月31日	平成19年6月28日
平成19年11月19日取締役会	普通株式	38,326	5,000	平成19年9月30日	平成19年12月7日
	第1回第四種優先株式	281	67,500	平成19年9月30日	平成19年12月7日
	第2回第四種優先株式	281	67,500	平成19年9月30日	平成19年12月7日
	第3回第四種優先株式	281	67,500	平成19年9月30日	平成19年12月7日
	第4回第四種優先株式	281	67,500	平成19年9月30日	平成19年12月7日
	第5回第四種優先株式	281	67,500	平成19年9月30日	平成19年12月7日
	第6回第四種優先株式	281	67,500	平成19年9月30日	平成19年12月7日
	第7回第四種優先株式	281	67,500	平成19年9月30日	平成19年12月7日
	第8回第四種優先株式	281	67,500	平成19年9月30日	平成19年12月7日
	第9回第四種優先株式	281	67,500	平成19年9月30日	平成19年12月7日
	第10回第四種優先株式	281	67,500	平成19年9月30日	平成19年12月7日
	第11回第四種優先株式	281	67,500	平成19年9月30日	平成19年12月7日
	第12回第四種優先株式	281	67,500	平成19年9月30日	平成19年12月7日
	第1回第六種優先株式	3,097	44,250	平成19年9月30日	平成19年12月7日

(2) 基準日が当連結会計年度に属する配当のうち、配当の効力発生日が翌連結会計年度となるもの

決議	株式の種類	配当金の総額(百万円)	配当の原資	1株当たりの金額(円)	基準日	効力発生日
平成20年6月27日定時株主総会	普通株式	53,655	利益剰余金	7,000	平成20年3月31日	平成20年6月27日
	第1回第四種優先株式	281	利益剰余金	67,500	平成20年3月31日	平成20年6月27日
	第2回第四種優先株式	281	利益剰余金	67,500	平成20年3月31日	平成20年6月27日
	第3回第四種優先株式	281	利益剰余金	67,500	平成20年3月31日	平成20年6月27日
	第4回第四種優先株式	281	利益剰余金	67,500	平成20年3月31日	平成20年6月27日
	第5回第四種優先株式	281	利益剰余金	67,500	平成20年3月31日	平成20年6月27日
	第6回第四種優先株式	281	利益剰余金	67,500	平成20年3月31日	平成20年6月27日
	第7回第四種優先株式	281	利益剰余金	67,500	平成20年3月31日	平成20年6月27日
	第8回第四種優先株式	281	利益剰余金	67,500	平成20年3月31日	平成20年6月27日
	第9回第四種優先株式	281	利益剰余金	67,500	平成20年3月31日	平成20年6月27日
	第10回第四種優先株式	281	利益剰余金	67,500	平成20年3月31日	平成20年6月27日
	第11回第四種優先株式	281	利益剰余金	67,500	平成20年3月31日	平成20年6月27日
	第12回第四種優先株式	281	利益剰余金	67,500	平成20年3月31日	平成20年6月27日
	第1回第六種優先株式	3,097	利益剰余金	44,250	平成20年3月31日	平成20年6月27日

（連結キャッシュ・フロー計算書関係）

<table>
<tr><th>前連結会計年度
（自　平成18年４月１日
至　平成19年３月31日）</th><th>当連結会計年度
（自　平成19年４月１日
至　平成20年３月31日）</th></tr>
<tr><td>※１　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係
（金額単位　百万円）
平成19年３月31日現在
現金預け金勘定　4,036,856
有利息預け金　△2,109,831
現金及び現金同等物　1,927,024

２　重要な非資金取引の内容
SMBCフレンド証券株式会社を完全子会社とする株式交換を行い、当社普通株式を交付したことから、資本剰余金が221,365百万円増加しております。</td><td>※１　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係
（金額単位　百万円）
平成20年３月31日現在
現金預け金勘定　5,017,325
有利息預け金　△2,280,573
現金及び現金同等物　2,736,752

２　重要な非資金取引の内容
(1) 議決権の所有割合の増加により新たに連結子会社となった株式会社クオーク他２社の資産及び負債の主な内訳は以下のとおりであります。
（金額単位　百万円）
資産　1,504,288
（うちその他資産　548,428
支払承諾見返　891,593）
負債　1,471,831
（うち借用金　436,628
支払承諾　891,593）
(2) 三井住友銀リース株式会社と住商リース株式会社の合併により新たに受け入れた資産及び引き受けた負債の主な内訳は以下のとおりであります。
（金額単位　百万円）
資産　1,392,490
（うちリース資産　632,224
貸出金　329,069）
負債　1,249,703
（うち借用金　571,741
短期社債　393,000）
(3) 住商オートリース株式会社との合併により連結子会社から除外した三井住友銀オートリース株式会社他１社の資産及び負債の主な内訳は以下のとおりであります。
（金額単位　百万円）
資産　305,751
（うちリース資産　221,725）
負債　289,379
（うち借用金　144,561
短期社債　106,000）</td></tr>
</table>

（リース取引関係）

前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）	当連結会計年度 （自　平成19年４月１日 至　平成20年３月31日）
１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) 借手側 ・リース物件の取得価額相当額、減価償却累計額相当額及び年度末残高相当額 取得価額相当額 動産　11,843百万円 その他　721百万円 合計　12,564百万円 減価償却累計額相当額 動産　5,188百万円 その他　423百万円 合計　5,612百万円 年度末残高相当額 動産　6,654百万円 その他　298百万円 合計　6,952百万円 ・未経過リース料年度末残高相当額 １年内　3,006百万円 １年超　4,205百万円 合計　7,212百万円 ・支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　3,046百万円 減価償却費相当額　2,690百万円 支払利息相当額　179百万円 ・減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。	１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) 借手側 ・リース物件の取得価額相当額、減価償却累計額相当額及び年度末残高相当額 取得価額相当額 動産　14,741百万円 その他　483百万円 合計　15,224百万円 減価償却累計額相当額 動産　6,544百万円 その他　313百万円 合計　6,858百万円 年度末残高相当額 動産　8,196百万円 その他　170百万円 合計　8,366百万円 ・未経過リース料年度末残高相当額 １年内　4,007百万円 １年超　4,791百万円 合計　8,798百万円 ・支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　3,914百万円 減価償却費相当額　3,702百万円 支払利息相当額　177百万円 ・減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。

前連結会計年度 (自　平成18年4月1日 至　平成19年3月31日)	当連結会計年度 (自　平成19年4月1日 至　平成20年3月31日)
(2) 貸手側 ・リース資産に含まれているリース物件の取得価額、減価償却累計額及び年度末残高 取得価額 動産　1,812,599百万円 その他　692,551百万円 合計　2,505,150百万円 減価償却累計額 動産　1,186,663百万円 その他　384,134百万円 合計　1,570,797百万円 年度末残高 動産　625,936百万円 その他　308,416百万円 合計　934,353百万円 ・未経過リース料年度末残高相当額 1年内　307,152百万円 1年超　629,981百万円 合計　937,133百万円 このうち転貸リースに係る貸手側の未経過リース料年度末残高相当額は5,057百万円(うち1年以内2,214百万円)であります。なお借手側の未経過リース料年度末残高相当額は概ね同額であり、上記の(1)借手側の未経過リース料年度末残高相当額に含まれております。 ・受取リース料、減価償却費及び受取利息相当額 受取リース料　403,316百万円 減価償却費　324,614百万円 受取利息相当額　52,856百万円 ・利息相当額の算定方法 リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。 2　オペレーティング・リース取引 (1) 借手側 ・未経過リース料 1年内　14,164百万円 1年超　55,124百万円 合計　69,288百万円 (2) 貸手側 ・未経過リース料 1年内　18,861百万円 1年超　53,625百万円 合計　72,487百万円 なお、上記1、2に記載した貸手側の未経過リース料のうち47,816百万円を借用金等の担保に提供しております。	(2) 貸手側 ・リース資産に含まれているリース物件の取得価額、減価償却累計額及び年度末残高 取得価額 動産　3,111,499百万円 その他　557,804百万円 合計　3,669,303百万円 減価償却累計額 動産　2,021,324百万円 その他　322,065百万円 合計　2,343,389百万円 年度末残高 動産　1,090,174百万円 その他　235,739百万円 合計　1,325,914百万円 ・未経過リース料年度末残高相当額 1年内　446,616百万円 1年超　928,716百万円 合計　1,375,333百万円 このうち転貸リースに係る貸手側の未経過リース料年度末残高相当額は6,693百万円(うち1年以内3,331百万円)であります。なお借手側の未経過リース料年度末残高相当額は概ね同額であり、上記の(1)借手側の未経過リース料年度末残高相当額に含まれております。 ・受取リース料、減価償却費及び受取利息相当額 受取リース料　478,069百万円 減価償却費　392,325百万円 受取利息相当額　68,576百万円 ・利息相当額の算定方法 リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。 2　オペレーティング・リース取引 (1) 借手側 ・未経過リース料 1年内　14,287百万円 1年超　63,723百万円 合計　78,010百万円 (2) 貸手側 ・未経過リース料 1年内　12,848百万円 1年超　42,130百万円 合計　54,978百万円 なお、上記1、2に記載した貸手側の未経過リース料のうち36,396百万円を借用金等の担保に提供しております。

（有価証券関係）

※1　連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券及び短期社債、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権等も含めて記載しております。

※2　「子会社株式及び関連会社株式で時価のあるもの」については、財務諸表における注記事項として記載しております。

Ⅰ　前連結会計年度

1　売買目的有価証券(平成19年3月31日現在)

	連結貸借対照表計上額(百万円)	当連結会計年度の損益に含まれた評価差額(百万円)
売買目的有価証券	1,149,952	438

2　満期保有目的の債券で時価のあるもの(平成19年3月31日現在)

	連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)	うち益(百万円)	うち損(百万円)
国債	629,762	621,717	△8,045	20	8,065
地方債	97,102	95,307	△1,794	—	1,794
社債	380,142	376,735	△3,406	—	3,406
その他	5,445	5,626	180	180	—
合計	1,112,452	1,099,387	△13,065	200	13,266

(注) 1　時価は、当連結会計年度末日における市場価格等に基づいております。

2　「うち益」「うち損」はそれぞれ「差額」の内訳であります。

3　その他有価証券で時価のあるもの(平成19年３月31日現在)

	取得原価(百万円)	連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
株式	1,953,767	3,926,414	1,972,647	1,987,337	14,689
債券	8,481,507	8,324,140	△157,367	1,805	159,173
国債	7,150,792	7,010,306	△140,485	1,182	141,668
地方債	482,555	474,001	△8,554	119	8,674
社債	848,158	839,831	△8,327	503	8,830
その他	2,754,061	2,763,949	9,888	42,977	33,089
合計	13,189,336	15,014,504	1,825,168	2,032,120	206,952

(注) 1　連結貸借対照表計上額は、株式については主として当連結会計年度末前１カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。

2　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

3　その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を当連結会計年度の損失として処理(以下、「減損処理」という。)しております。当連結会計年度におけるこの減損処理額は7,296百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

4　当連結会計年度中に売却した満期保有目的の債券

該当ありません。

5　当連結会計年度中に売却したその他有価証券(自　平成18年４月１日　至　平成19年３月31日)

	売却額(百万円)	売却益の合計額(百万円)	売却損の合計額(百万円)
その他有価証券	21,543,637	87,911	141,143

6　時価評価されていない有価証券の主な内容及び連結貸借対照表計上額(平成19年３月31日現在)

	金額(百万円)
満期保有目的の債券	
非上場外国証券	17
その他	5,422
その他有価証券	
非上場株式(店頭売買株式を除く)	402,141
非上場債券	2,846,521
非上場外国証券	595,286
その他	476,942

7　保有目的を変更した有価証券

該当ありません。

8　その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額(平成19年３月31日現在)

	１年以内(百万円)	１年超５年以内(百万円)	５年超10年以内(百万円)	10年超(百万円)
債券	3,564,060	4,284,559	2,346,081	2,082,953
国債	2,824,945	1,872,346	956,640	1,986,136
地方債	101,824	161,564	307,293	421
社債	637,290	2,250,648	1,082,146	96,396
その他	665,251	495,728	701,134	956,785
合計	4,229,311	4,780,288	3,047,215	3,039,739

Ⅱ　当連結会計年度

1　売買目的有価証券(平成20年３月31日現在)

	連結貸借対照表計上額(百万円)	当連結会計年度の損益に含まれた評価差額(百万円)
売買目的有価証券	1,114,812	313

2　満期保有目的の債券で時価のあるもの(平成20年３月31日現在)

	連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)	うち益(百万円)	うち損(百万円)
国債	614,281	625,028	10,747	12,035	1,287
地方債	97,311	98,903	1,591	1,591	―
社債	390,070	394,679	4,608	4,752	143
その他	9,178	8,985	△192	―	192
合計	1,110,841	1,127,597	16,755	18,379	1,623

(注) 1　時価は、当連結会計年度末日における市場価格等に基づいております。
　　 2　「うち益」「うち損」はそれぞれ「差額」の内訳であります。

3　その他有価証券で時価のあるもの(平成20年3月31日現在)

	取得原価(百万円)	連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
株式	1,954,723	2,890,952	936,228	999,414	63,186
債券	9,864,246	9,731,353	△132,892	18,645	151,537
国債	8,858,202	8,725,687	△132,515	16,924	149,439
地方債	342,677	341,916	△760	308	1,069
社債	663,366	663,750	383	1,412	1,028
その他	5,295,371	5,237,455	△57,915	24,469	82,385
合計	17,114,341	17,859,762	745,420	1,042,530	297,109

(注) 1　連結貸借対照表計上額は、株式については主として当連結会計年度末前1カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。

2　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

3　その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を当連結会計年度の損失として処理(以下、「減損処理」という。)しております。当連結会計年度におけるこの減損処理額は96,455百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先　　時価が取得原価に比べて下落
要注意先　　時価が取得原価に比べて30%以上下落
正常先　　時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

4　当連結会計年度中に売却した満期保有目的の債券

該当ありません。

5　当連結会計年度中に売却したその他有価証券(自　平成19年4月1日　至　平成20年3月31日)

	売却額(百万円)	売却益の合計額(百万円)	売却損の合計額(百万円)
その他有価証券	35,013,724	169,352	33,521

6　時価評価されていない有価証券の主な内容及び連結貸借対照表計上額(平成20年３月31日現在)

	金額(百万円)
満期保有目的の債券	
非上場外国証券	7
その他	11,672
その他有価証券	
非上場株式(店頭売買株式を除く)	377,123
非上場債券	2,826,953
非上場外国証券	724,557
その他	567,374

7　保有目的を変更した有価証券

該当ありません。

8　その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額(平成20年３月31日現在)

	１年以内(百万円)	１年超５年以内(百万円)	５年超10年以内(百万円)	10年超(百万円)
債券	2,572,065	7,672,897	1,675,020	1,739,846
国債	1,919,514	5,205,946	521,200	1,693,316
地方債	142,310	142,937	153,582	398
社債	510,240	2,324,013	1,000,238	46,131
その他	825,298	3,847,580	580,263	562,258
合計	3,397,364	11,520,477	2,255,284	2,302,105

（金銭の信託関係）

Ⅰ　前連結会計年度

1　運用目的の金銭の信託

該当ありません。

2　満期保有目的の金銭の信託

該当ありません。

3　その他の金銭の信託(運用目的及び満期保有目的以外の金銭の信託)(平成19年３月31日現在)

	取得原価(百万円)	連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
その他の金銭の信託	2,602	2,924	322	322	―

(注) 1　連結貸借対照表計上額は、当連結会計年度末日における市場価格等に基づく時価により計上したものであります。

2　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

Ⅱ　当連結会計年度

1　運用目的の金銭の信託(平成20年３月31日現在)

	連結貸借対照表計上額(百万円)	当連結会計年度の損益に含まれた評価差額(百万円)
運用目的の金銭の信託	1,488	3

2　満期保有目的の金銭の信託

該当ありません。

3　その他の金銭の信託(運用目的及び満期保有目的以外の金銭の信託)(平成20年３月31日現在)

	取得原価(百万円)	連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
その他の金銭の信託	5,870	5,841	△29	―	29

(注) 1　連結貸借対照表計上額は、当連結会計年度末日における市場価格等に基づく時価により計上したものであります。

2　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

（その他有価証券評価差額金）

Ⅰ　前連結会計年度

○その他有価証券評価差額金（平成19年３月31日現在）

連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

	金額（百万円）
評価差額	1,825,564
その他有価証券	1,825,242
その他の金銭の信託	322
（△）繰延税金負債	567,845
その他有価証券評価差額金（持分相当額調整前）	1,257,719
（△）少数株主持分相当額	8,589
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	13,004
その他有価証券評価差額金	1,262,135

（注）　その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額（損益処理分を除く。）を含んでおります。

Ⅱ　当連結会計年度

○その他有価証券評価差額金（平成20年３月31日現在）

連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

	金額（百万円）
評価差額	745,330
その他有価証券	745,359
その他の金銭の信託	△29
（△）繰延税金負債	192,478
その他有価証券評価差額金（持分相当額調整前）	552,851
（△）少数株主持分相当額	1,632
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	△570
その他有価証券評価差額金	550,648

（注）　その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額（損益処理分を除く。）を含んでおります。

(デリバティブ取引関係)

I　前連結会計年度(自　平成18年4月1日　至　平成19年3月31日)

1　取引の状況に関する事項

(1) 取引の内容

当社グループで取扱っているデリバティブ取引には、先物外国為替取引、金利・通貨・株式・債券・商品に係る先物取引・先渡取引・スワップ取引・オプション取引等の各種デリバティブ取引及びクレジットデリバティブ取引・天候デリバティブ取引があります。

(2) 取引の利用目的、取組方針

当社グループでは、お客様のヘッジニーズ、運用・調達ニーズの多様化・高度化に対応した金融商品を競争力ある価格で提供すること、預貸金業務や有価証券保有等に付随して発生する市場リスクをコントロールすること、また、積極的な市場取引の推進を通じて収益力の向上を図ることを目的として、デリバティブ取引を行っております。

金利・通貨等の相場の短期的な変動により利益を得ることを目的とするトレーディング取引については、東京及びニューヨーク・ロンドン・シンガポール・香港などの海外拠点に設置されたトレーディング担当部署が、一定の極度の範囲内で積極的かつ機動的に取引を行っております。

株式会社三井住友銀行における預貸金等の銀行業務に付随して発生する市場リスクの調整については、同経営会議等で審議された方針に基づき、ALM担当部署がALMオペレーションとしてスワップ・金利先物取引等のデリバティブ取引を活用しております。これらALMオペレーションに係る取引のうち、ヘッジ目的の取引についてはヘッジ会計を適用しており、ヘッジ会計の方法としては繰延ヘッジ又は時価ヘッジを適用しております。

小口多数の金銭債権債務に対する金利リスクに係る包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に定められた要件を満たす繰延ヘッジを適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。また、その他有価証券のうちALM目的で保有する債券の相場変動を相殺する個別ヘッジについては時価ヘッジを適用しており、当該個別ヘッジに係る有効性の評価をしております。

異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替リスクに係る包括ヘッジについては、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号)に定められた要件に従い、ヘッジ手段である通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認の上、繰延ヘッジを適用しております。

連結子会社のトレーディング担当部署及びALM担当部署以外におけるデリバティブ取引は、業務に付随して発生する市場リスクのコントロールを目的としております。

(3) 取引に係るリスクの内容

デリバティブ取引に係る主要なリスクとしては、市場の相場変動により保有するポートフォリオの価値が変動し損失が発生する「市場リスク」、取引相手の財務状態の悪化により契約が履行されなくなり損失を被る「信用リスク」、市場の流動性の低下により適正な価格で希望する量の取引が困難となる「市場流動性リスク」等があります。

特にデリバティブ取引には、リスク内容が複雑な取引、僅かな当初資金で多額の損益が発生する可能性を有する取引が存在することから、高度なリスク管理が求められております。

(4) 取引に係るリスクの管理体制

当社では、グループ全体のリスク管理を経営の重要課題の一つとして位置付け、リスクを経営体力比適正なレベルにコントロールした上で収益力の強化を図るという、「健全性の維持」と「収益力の向上」の双方にバランスのとれた経営を目指しております。実効性のあるリスク管理の実現のため、「グループ全体のリスク管理の基本方針」については経営会議にて決定、取締役会の承認を得る体制としています。また、グループ各社は同基本方針に基づき、適切なリスク管理体制の整備を図っています。主要連結子会社においては各リスク管理担当部署を業務担当部署から独立させる等、業務への十分な牽制が働くよう配慮しているほか、独立した監査担当部署が、業務の運営及びリスク管理の状況について監査を実施する体制としています。なお、デリバティブ取引を含む市場業務については、業務部門と事務部門・管理部門の分離により、取引の締結・執行、リスク量並びに損益について厳正なチェック機能が働く体制としております。

市場リスクには金利リスク、為替リスク等の種類がありますが、当社では高度な統計的手法を用いたVaR(バリュー・アット・リスク)により、予想される最大損失額を把握して統合的に管理しております。当社ではVaRの計測にヒストリカル・シミュレーション法を使用しております。

主要連結子会社の市場部門で保有する市場リスクの総量枠については、自己資本等の経営体力をもとに保守的に設定しています。また、政策投資株式に係る株価変動リスク等、主要連結子会社の市場部門以外が保有する市場リスクについてもVaRを計測し、適切なモニタリングが行われる体制としております。

信用リスクについては、時価ベースでの信用リスク額を定期的に算出し管理しています。相手方が、取引を頻繁に行う金融機関等である場合については、一括清算ネッティング契約等を締結する等、信用リスクを抑制する運営も行っております。

また、デリバティブ取引に係る市場流動性リスクの管理については、通貨・商品、取引期間等を特定した拠点別取引限度額を設定するとともに、金融先物取引等については、保有建玉を市場全体の未決済建玉残高の一定割合以内に限定しており、リスク管理担当部署で限度額遵守状況、市場動向等をモニタリングする体制としております。

2　取引の時価等に関する事項

(1) 金利関連取引(平成19年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	金利先物				
	売建	60,107,669	3,490,131	4,557	4,557
	買建	58,921,496	3,573,504	△3,229	△3,229
	金利オプション				
	売建	118,090	―	△20	△20
	買建	―	―	―	―
店頭	金利先渡契約				
	売建	400,000	―	278	278
	買建	11,162,242	125,008	△35	△35
	金利スワップ	445,985,618	333,381,100	57,891	57,891
	受取固定・支払変動	213,209,584	162,321,475	△292,629	△292,629
	受取変動・支払固定	212,837,074	156,710,751	342,402	342,402
	受取変動・支払変動	19,815,084	14,229,818	13,821	13,821
	金利スワップション				
	売建	3,163,737	1,550,186	△40,755	△40,755
	買建	3,380,799	2,002,072	61,695	61,695
	キャップ				
	売建	21,500,368	14,937,062	△27,574	△27,574
	買建	12,022,208	8,260,827	16,947	16,947
	フロアー				
	売建	842,962	709,538	△2,931	△2,931
	買建	3,569,523	2,042,491	1,342	1,342
	その他				
	売建	1,950,131	1,368,826	△11,465	△11,465
	買建	4,049,334	2,440,410	27,040	27,040
	合計	―	―	83,740	83,740

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2　時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデルにより算定しております。

(2) 通貨関連取引(平成19年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	通貨スワップ	20,642,376	12,660,922	42,405	55,918
	通貨スワップション				
	売建	866,633	863,798	3,489	3,487
	買建	896,229	890,206	4,146	4,149
	為替予約	61,066,579	5,056,679	△104,438	△104,438
	通貨オプション				
	売建	4,501,193	2,381,131	△159,703	△159,703
	買建	4,344,112	2,195,492	98,237	98,237
	合計	―	―	△115,862	△102,349

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの、又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
2　時価の算定
割引現在価値やオプション価格計算モデルにより算定しております。

(3) 株式関連取引(平成19年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	株式指数先物				
	売建	13,146	―	△150	△150
	買建	19,646	―	403	403
店頭	有価証券店頭オプション				
	売建	17,000	17,000	587	587
	買建	252,092	105,043	△587	△587
	合計	―	―	252	252

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2　時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、オプション価格計算モデルにより算定しております。

(4) 債券関連取引(平成19年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	債券先物				
	売建	667,769	―	1,895	1,895
	買建	655,089	―	△1,680	△1,680
店頭	債券先渡契約				
	売建	―	―	―	―
	買建	69,970	65,498	1,575	1,575
	合計	―	―	1,791	1,791

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデルにより算定しております。

(5) 商品関連取引(平成19年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	商品先物				
	売建	237	―	△3	△3
	買建	359	―	6	6
	商品先物オプション				
	売建	949	―	△43	△43
	買建	949	―	43	43
店頭	商品スワップ				
	固定価格受取・変動価格支払	359,881	311,948	△69,212	△69,212
	変動価格受取・固定価格支払	259,581	209,132	157,000	157,000
	固定価格受取・固定価格支払	17,821	―	29	29
	商品オプション				
	売建	7,624	7,058	△945	△945
	買建	38,356	30,957	6,304	6,304
	合計	―	―	93,180	93,180

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2 時価の算定
取引所取引につきましては、ニューヨーク・マーカンタイル取引所等における最終の価格によっております。店頭取引につきましては、取引対象物の価格、契約期間等の構成要素に基づき算定しております。

3 商品は燃料及び金属等に係るものであります。

(6) クレジットデリバティブ取引(平成19年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	クレジット・デフォルト・オプション				
	売建	1,322,651	1,295,611	2,628	2,628
	買建	1,514,279	1,509,279	△1,816	△1,816
	その他				
	売建	40	―	△3	△3
	買建	40	―	3	3
	合計	―	―	812	812

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2 時価の算定
割引現在価値やオプション価格計算モデルにより算定しております。
3 「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

Ⅱ　当連結会計年度(自　平成19年４月１日　至　平成20年３月31日)

1　取引の状況に関する事項

(1) 取引の内容

当社グループで取扱っているデリバティブ取引には、先物外国為替取引、金利・通貨・株式・債券・商品に係る先物取引・先渡取引・スワップ取引・オプション取引等の各種デリバティブ取引及びクレジットデリバティブ取引・天候デリバティブ取引があります。

(2) 取引の利用目的、取組方針

当社グループでは、お客様のヘッジニーズ、運用・調達ニーズの多様化・高度化に対応した金融商品を競争力ある価格で提供すること、預貸金業務や有価証券保有等に付随して発生する市場リスクをコントロールすること、また、積極的な市場取引の推進を通じて収益力の向上を図ることを目的として、デリバティブ取引を行っております。

金利・通貨等の相場の短期的な変動により利益を得ることを目的とするトレーディング取引については、東京及びニューヨーク・ロンドン・シンガポール・香港などの海外拠点に設置されたトレーディング担当部署が、一定の極度の範囲内で積極的かつ機動的に取引を行っております。

株式会社三井住友銀行における預貸金等の銀行業務に付随して発生する市場リスクの調整については、同経営会議等で審議された方針に基づき、ALM担当部署がALMオペレーションとしてスワップ・金利先物取引等のデリバティブ取引を活用しております。これらALMオペレーションに係る取引のうち、ヘッジ目的の取引についてはヘッジ会計を適用しており、ヘッジ会計の方法としては繰延ヘッジを適用しております。

小口多数の金銭債権債務に対する金利リスクに係る包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に定められた要件を満たす繰延ヘッジを適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。

異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替リスクに係る包括ヘッジについては、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号)に定められた要件に従い、ヘッジ手段である通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認の上、繰延ヘッジを適用しております。

連結子会社のトレーディング担当部署及びALM担当部署以外におけるデリバティブ取引は、業務に付随して発生する市場リスクのコントロールを目的としております。

(3) 取引に係るリスクの内容

デリバティブ取引に係る主要なリスクとしては、市場の相場変動により保有するポートフォリオの価値が変動し損失が発生する「市場リスク」、取引相手の財務状態の悪化により契約が履行されなくなり損失を被る「信用リスク」、市場の流動性の低下により適正な価格で希望する量の取引が困難となる「市場流動性リスク」等があります。

特にデリバティブ取引には、リスク内容が複雑な取引、僅かな当初資金で多額の損益が発生する可能性を有する取引が存在することから、高度なリスク管理が求められております。

(4) 取引に係るリスクの管理体制

当社では、グループ全体のリスク管理を経営の重要課題の一つとして位置付け、リスクを経営体力比適正なレベルにコントロールした上で収益力の強化を図るという、「健全性の維持」と「収益力の向上」の双方にバランスのとれた経営を目指しております。実効性のあるリスク管理の実現のため、「グループ全体のリスク管理の基本方針」については経営会議にて決定、取締役会の承認を得る体制としております。また、グループ各社は同基本方針に基づき、適切なリスク管理体制の整備を図っております。主要連結子会社においては各リスク管理担当部署を業務担当部署から独立させる等、業務への十分な牽制が働くよう配慮しているほか、独立した監査担当部署が、業務の運営及びリスク管理の状況について監査を実施する体制としております。なお、デリバティブ取引を含む市場業務については、業務部門と事務部門・管理部門の分離により、取引の締結・執行、リスク量並びに損益について厳正なチェック機能が働く体制としております。

市場リスクには金利リスク、為替リスク等の種類がありますが、当社では高度な統計的手法を用いたVaR(バリュー・アット・リスク)により、予想される最大損失額を把握して統合的に管理しております。当社ではVaRの計測にヒストリカル・シミュレーション法を使用しております。

主要連結子会社の市場部門で保有する市場リスクの総量枠については、自己資本等の経営体力をもとに保守的に設定しております。また、政策投資株式に係る株価変動リスク等、主要連結子会社の市場部門以外が保有する市場リスクについてもVaRを計測し、適切なモニタリングが行われる体制としております。

信用リスクについては、時価ベースでの信用リスク額を定期的に算出し管理しております。相手方が、取引を頻繁に行う金融機関等である場合については、一括清算ネッティング契約等を締結する等、信用リスクを抑制する運営も行っております。

また、デリバティブ取引に係る市場流動性リスクの管理については、通貨・商品、取引期間等を特定した拠点別取引限度額を設定するとともに、金融先物取引等については、保有建玉を市場全体の未決済建玉残高の一定割合以内に限定しており、リスク管理担当部署で限度額遵守状況、市場動向等をモニタリングする体制としております。

2　取引の時価等に関する事項

(1) 金利関連取引(平成20年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	金利先物				
	売建	28,529,253	1,219,498	△79,013	△79,013
	買建	31,429,238	2,102,835	84,575	84,575
	金利オプション				
	売建	411,164	―	△49	△49
	買建	411,164	―	51	51
店頭	金利先渡契約				
	売建	―	―	―	―
	買建	5,487,572	189,577	31	31
	金利スワップ	431,702,347	306,921,182	171,368	171,368
	受取固定・支払変動	204,294,602	148,030,995	1,948,325	1,948,325
	受取変動・支払固定	204,725,780	143,672,565	△1,770,092	△1,770,092
	受取変動・支払変動	22,565,295	15,101,309	△1,749	△1,749
	金利スワップション				
	売建	3,948,380	2,108,111	△62,141	△62,141
	買建	3,332,135	2,261,063	66,519	66,519
	キャップ				
	売建	31,659,913	20,654,248	△13,437	△13,437
	買建	15,801,704	9,592,055	7,195	7,195
	フロアー				
	売建	3,612,695	1,156,798	△10,171	△10,171
	買建	5,876,742	2,307,702	2,566	2,566
	その他				
	売建	2,366,908	1,161,375	△23,224	△23,224
	買建	4,965,301	3,143,768	59,900	59,900
	合計	―	―	204,169	204,169

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2　時価の算定
取引所取引につきましては、東京金融取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデルにより算定しております。

(2) 通貨関連取引(平成20年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	通貨スワップ	22,379,597	13,103,269	△43,029	160,284
	通貨スワップション				
	売建	829,741	824,731	△10,592	△10,592
	買建	930,422	908,013	27,161	27,161
	為替予約	56,377,725	5,755,015	140,241	140,241
	通貨オプション				
	売建	6,126,597	2,706,432	△289,853	△289,853
	買建	5,963,302	2,662,166	315,610	315,610
	合計	―	―	139,537	342,851

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの、又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
2 時価の算定
割引現在価値やオプション価格計算モデルにより算定しております。

(3) 株式関連取引(平成20年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	株式指数先物				
	売建	86,574	―	64	64
	買建	41,498	―	151	151
店頭	有価証券店頭オプション				
	売建	260,068	260,068	△32,730	△32,730
	買建	260,068	260,068	32,730	32,730
	合計	―	―	216	216

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、オプション価格計算モデルにより算定しております。

(4) 債券関連取引(平成20年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	債券先物				
	売建	1,659,033	―	173	173
	買建	1,635,163	―	△762	△762
	債券先物オプション				
	売建	―	―	―	―
	買建	14,500	―	65	65
店頭	債券先渡契約				
	売建	―	―	―	―
	買建	59,577	57,239	1,246	1,246
	債券店頭オプション				
	売建	240,000	―	△425	△425
	買建	240,000	―	975	975
	合計	―	―	1,272	1,272

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2　時価の算定

取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデルにより算定しております。

(5) 商品関連取引(平成20年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	商品先物				
	売建	―	―	―	―
	買建	208	―	2	2
店頭	商品スワップ				
	固定価格受取・変動価格支払	296,505	267,523	△137,666	△137,666
	変動価格受取・固定価格支払	220,340	193,772	213,001	213,001
	商品オプション				
	売建	18,211	7,165	△2,011	△2,011
	買建	38,455	26,786	6,595	6,595
	合計	―	―	79,921	79,921

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2　時価の算定

取引所取引につきましては、ニューヨーク・マーカンタイル取引所等における最終の価格によっております。店頭取引につきましては、取引対象物の価格、契約期間等の構成要素に基づき算定しております。

3　商品は燃料及び金属等に係るものであります。

(6) クレジットデリバティブ取引(平成20年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	クレジット・デフォルト・オプション				
	売建	1,421,367	1,302,732	△39,531	△39,531
	買建	1,912,377	1,710,521	77,378	77,378
	その他				
	売建	10	―	△2	△2
	買建	10	―	2	2
	合計	―	―	37,846	37,846

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2　時価の算定
割引現在価値やオプション価格計算モデルにより算定しております。
3　「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

(退職給付関係)

1　採用している退職給付制度の概要

国内連結子会社は、確定給付型の制度として、確定給付企業年金制度、適格退職年金制度及び退職一時金制度を設けており、一部の国内連結子会社では、確定拠出年金制度のほか、総合設立型の厚生年金基金制度を設けております。また、従業員の退職等に際して割増退職金を支払う場合があります。

また、一部の在外連結子会社では、確定給付型の退職給付制度のほか、確定拠出型の退職給付制度を設けております。

なお、連結子会社である三井住友銀行及び一部の国内連結子会社において退職給付信託を設定しております。

2　退職給付債務に関する事項

区分		前連結会計年度 (平成19年３月31日現在)	当連結会計年度 (平成20年３月31日現在)
		金額(百万円)	金額(百万円)
退職給付債務	(A)	△910,139	△919,082
年金資産	(B)	1,186,060	975,920
未積立退職給付債務	(C)＝(A)＋(B)	275,921	56,838
未認識数理計算上の差異	(D)	△83,905	153,949
未認識過去勤務債務	(E)	△48,257	△37,118
連結貸借対照表計上額の純額	(F)＝(C)＋(D)＋(E)	143,757	173,669
前払年金費用	(G)	178,182	212,370
退職給付引当金	(F)－(G)	△34,424	△38,701

(注) 1　一部の連結子会社は、退職給付債務の算定にあたり、簡便法を採用しております。

2　総合設立型の厚生年金基金制度に係る年金資産(掛金拠出割合按分額)は前連結会計年度19,648百万円であり、上記年金資産には含めておりません。

3　退職給付費用に関する事項

区分	前連結会計年度 (自　平成18年4月1日 至　平成19年3月31日) 金額(百万円)	当連結会計年度 (自　平成19年4月1日 至　平成20年3月31日) 金額(百万円)
勤務費用	20,082	19,947
利息費用	22,325	22,414
期待運用収益	△30,184	△32,407
数理計算上の差異の費用処理額	3,305	4,546
過去勤務債務の費用処理額	△11,175	△11,182
その他(臨時に支払った割増退職金等)	3,254	2,544
退職給付費用	7,607	5,863
退職給付信託返還益	△36,330	―
計	△28,722	5,863

(注) 1　簡便法を採用している連結子会社の退職給付費用は、主として「勤務費用」に含めて計上しております。
2　確定拠出年金への掛金支払額は、「その他」に含めて計上しております。

4　退職給付債務等の計算の基礎に関する事項

区分	前連結会計年度 (平成19年3月31日現在)	当連結会計年度 (平成20年3月31日現在)
(1) 割引率	1.4%～2.5%	同左
(2) 期待運用収益率	0%～4.5%	同左
(3) 退職給付見込額の期間配分方法	期間定額基準	同左
(4) 過去勤務債務の額の処理年数	主として9年(その発生時の従業員の平均残存勤務期間内の一定の年数による定額法により損益処理することとしている)	同左
(5) 数理計算上の差異の処理年数	主として9年(各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数による定額法により按分した額を、それぞれ発生の翌連結会計年度から損益処理することとしている)	同左

（ストック・オプション等関係）

Ⅰ　前連結会計年度（自　平成18年４月１日　至　平成19年３月31日）

1　ストック・オプションにかかる当連結会計年度における費用計上額及び科目名

営業経費　　14百万円

2　ストック・オプションの内容、規模及びその変動状況

(1) 当社

① ストック・オプションの内容

決議年月日	平成14年６月27日
付与対象者の区分及び人数(人)	当社及び三井住友銀行の役職員　677
ストック・オプションの数(株)　(注)	普通株式　1,620
付与日	平成14年８月30日
権利確定条件	付されていない
対象勤務期間	定めがない
権利行使期間	平成16年６月28日から平成24年６月27日まで

(注)　株式数に換算して記載しております。

② ストック・オプションの規模及びその変動状況

ストック・オプションの数　(注)

決議年月日	平成14年６月27日
権利確定前(株)	
前連結会計年度末	―
付与	―
失効	―
権利確定	―
未確定残	―
権利確定後(株)	
前連結会計年度末	1,215
権利確定	―
権利行使	99
失効	―
未行使残	1,116

(注)　株式数に換算して記載しております。

単価情報

決議年月日	平成14年６月27日
権利行使価格(円)	669,775
行使時平均株価(円)	1,188,686
付与日における公正な評価単価(円)	―

(2) 連結子会社である関西アーバン銀行

① ストック・オプションの内容

決議年月日	平成13年６月28日	平成14年６月27日	平成15年６月27日	平成16年６月29日
付与対象者の区分及び人数(人)	役職員　45	役職員　44	役職員　65	役職員　174
ストック・オプションの数(株)(注)	普通株式　238,000	普通株式　234,000	普通株式　306,000	普通株式　399,000
付与日	平成13年７月31日	平成14年７月31日	平成15年７月31日	平成16年７月30日
権利確定条件	付されていない	付されていない	付されていない	付されていない
対象勤務期間	定めがない	定めがない	定めがない	定めがない
権利行使期間	平成15年６月29日から 平成23年６月28日まで	平成16年６月28日から 平成24年６月27日まで	平成17年６月28日から 平成25年６月27日まで	平成18年６月30日から 平成26年６月29日まで

決議年月日	平成17年６月29日	平成18年６月29日	平成18年６月29日
付与対象者の区分及び人数(人)	役職員　183	取締役　9	取締役を兼務しない 執行役員　14 使用人　46
ストック・オプションの数(株)(注)	普通株式　464,000	普通株式　162,000	普通株式　115,000
付与日	平成17年７月29日	平成18年７月31日	平成18年７月31日
権利確定条件	付されていない	付されていない	付されていない
対象勤務期間	定めがない	定めがない	定めがない
権利行使期間	平成19年６月30日から 平成27年６月29日まで	平成20年６月30日から 平成28年６月29日まで	平成20年６月30日から 平成28年６月29日まで

(注)　株式数に換算して記載しております。

② ストック・オプションの規模及びその変動状況

ストック・オプションの数 （注）

決議年月日	平成13年６月28日	平成14年６月27日	平成15年６月27日	平成16年６月29日
権利確定前(株)				
前連結会計年度末	—	—	—	399,000
付与	—	—	—	—
失効	—	—	—	—
権利確定	—	—	—	399,000
未確定残	—	—	—	—
権利確定後(株)				
前連結会計年度末	220,000	204,000	282,000	—
権利確定	—	—	—	399,000
権利行使	46,000	30,000	26,000	36,000
失効	—	—	—	—
未行使残	174,000	174,000	256,000	363,000

決議年月日	平成17年６月29日	平成18年６月29日	平成18年６月29日
権利確定前(株)			
前連結会計年度末	464,000	—	—
付与	—	162,000	115,000
失効	—	—	—
権利確定	—	—	—
未確定残	464,000	162,000	115,000
権利確定後(株)			
前連結会計年度末	—	—	—
権利確定	—	—	—
権利行使	—	—	—
失効	—	—	—
未行使残	—	—	—

（注） 株式数に換算して記載しております。

単価情報

決議年月日	平成13年６月28日	平成14年６月27日	平成15年６月27日	平成16年６月29日
権利行使価格(円)	155	131	179	202
行使時平均株価(円)	488	489	486	487
付与日における 公正な評価単価(円)	―	―	―	―

決議年月日	平成17年６月29日	平成18年６月29日	平成18年６月29日
権利行使価格(円)	313	490	490
行使時平均株価(円)	―	―	―
付与日における 公正な評価単価(円)	―	138	138

③　ストック・オプションの公正な評価単価の見積方法

当連結会計年度において付与されたストック・オプションについての公正な評価単価の見積方法は以下のとおりであります。

(イ)使用した評価技法　ブラック・ショールズ式

(ロ)主な基礎数値及び見積方法

決議年月日	平成18年６月29日
株価変動性　(注)１	38.84％
予想残存期間　(注)２	５年
予想配当　(注)３	４円／株
無リスク利子率　(注)４	1.40％

(注)１　５年間(平成13年６月から平成18年６月まで)の株価実績に基づき算定しております。
２　十分なデータの蓄積がなく、合理的な見積りが困難であるため、権利行使期間の中間点において行使されるものと推定して見積っております。
３　平成18年３月期の配当実績によります。
４　予想残存期間に対応する期間に対応する国債の利回りであります。

④　ストック・オプションの権利確定数の見積方法

基本的には、将来の失効数の合理的な見積りは困難であるため、実績の失効数のみ反映させる方法を採用しております。

Ⅱ　当連結会計年度(自　平成19年４月１日　至　平成20年３月31日)

１　ストック・オプションに係る当連結会計年度における費用計上額及び科目名

営業経費　　29百万円

２　ストック・オプションの内容、規模及びその変動状況

(1) 当社

①　ストック・オプションの内容

決議年月日	平成14年６月27日
付与対象者の区分及び人数(人)	当社及び三井住友銀行の役職員　677
ストック・オプションの数(株)　(注)	普通株式　1,620
付与日	平成14年８月30日
権利確定条件	付されていない
対象勤務期間	定めがない
権利行使期間	平成16年６月28日から平成24年６月27日まで

(注)　株式数に換算して記載しております。

②　ストック・オプションの規模及びその変動状況

ストック・オプションの数　(注)

決議年月日	平成14年６月27日
権利確定前(株)	
前連結会計年度末	―
付与	―
失効	―
権利確定	―
未確定残	―
権利確定後(株)	
前連結会計年度末	1,116
権利確定	―
権利行使	35
失効	―
未行使残	1,081

(注)　株式数に換算して記載しております。

単価情報

決議年月日	平成14年６月27日
権利行使価格(円)	669,775
行使時平均株価(円)	1,188,285
付与日における公正な評価単価(円)	―

(2) 連結子会社である関西アーバン銀行

① ストック・オプションの内容

決議年月日	平成13年６月28日	平成14年６月27日	平成15年６月27日	平成16年６月29日
付与対象者の区分及び人数(人)	役職員　45	役職員　44	役職員　65	役職員　174
ストック・オプションの数(株)(注)	普通株式　238,000	普通株式　234,000	普通株式　306,000	普通株式　399,000
付与日	平成13年７月31日	平成14年７月31日	平成15年７月31日	平成16年７月30日
権利確定条件	付されていない	付されていない	付されていない	付されていない
対象勤務期間	定めがない	定めがない	定めがない	定めがない
権利行使期間	平成15年６月29日から 平成23年６月28日まで	平成16年６月28日から 平成24年６月27日まで	平成17年６月28日から 平成25年６月27日まで	平成18年６月30日から 平成26年６月29日まで

決議年月日	平成17年６月29日	平成18年６月29日	平成18年６月29日	平成19年６月28日
付与対象者の区分及び人数(人)	役職員　183	取締役　9	取締役を兼務しない 執行役員　14 使用人　46	取締役　10
ストック・オプションの数(株)(注)	普通株式　464,000	普通株式　162,000	普通株式　115,000	普通株式　174,000
付与日	平成17年７月29日	平成18年７月31日	平成18年７月31日	平成19年７月31日
権利確定条件	付されていない	付されていない	付されていない	付されていない
対象勤務期間	定めがない	定めがない	定めがない	定めがない
権利行使期間	平成19年６月30日から 平成27年６月29日まで	平成20年６月30日から 平成28年６月29日まで	平成20年６月30日から 平成28年６月29日まで	平成21年６月29日から 平成29年６月28日まで

決議年月日	平成19年６月28日
付与対象者の区分及び人数(人)	取締役を兼務しない 執行役員　14 使用人　48
ストック・オプションの数(株)(注)	普通株式　112,000
付与日	平成19年７月31日
権利確定条件	付されていない
対象勤務期間	定めがない
権利行使期間	平成21年６月29日から 平成29年６月28日まで

(注)　株式数に換算して記載しております。

② ストック・オプションの規模及びその変動状況

ストック・オプションの数 （注）

決議年月日	平成13年６月28日	平成14年６月27日	平成15年６月27日	平成16年６月29日
権利確定前(株)				
前連結会計年度末	—	—	—	—
付与	—	—	—	—
失効	—	—	—	—
権利確定	—	—	—	—
未確定残	—	—	—	—
権利確定後(株)				
前連結会計年度末	174,000	174,000	256,000	363,000
権利確定	—	—	—	—
権利行使	52,000	16,000	26,000	33,000
失効	—	—	—	—
未行使残	122,000	158,000	230,000	330,000

決議年月日	平成17年６月29日	平成18年６月29日	平成18年６月29日	平成19年６月28日
権利確定前(株)				
前連結会計年度末	464,000	162,000	115,000	—
付与	—	—	—	174,000
失効	—	—	—	—
権利確定	464,000	—	—	—
未確定残	—	162,000	115,000	174,000
権利確定後(株)				
前連結会計年度末	—	—	—	—
権利確定	464,000	—	—	—
権利行使	13,000	—	—	—
失効	—	—	—	—
未行使残	451,000	—	—	—

決議年月日	平成19年６月28日
権利確定前(株)	
前連結会計年度末	—
付与	112,000
失効	—
権利確定	—
未確定残	112,000
権利確定後(株)	
前連結会計年度末	—
権利確定	—
権利行使	—
失効	—
未行使残	—

（注） 株式数に換算して記載しております。

単価情報

決議年月日	平成13年６月28日	平成14年６月27日	平成15年６月27日	平成16年６月29日
権利行使価格(円)	155	131	179	202
行使時平均株価(円)	415	358	360	380
付与日における 公正な評価単価(円)	―	―	―	―

決議年月日	平成17年６月29日	平成18年６月29日	平成18年６月29日	平成19年６月28日
権利行使価格(円)	313	490	490	461
行使時平均株価(円)	335	―	―	―
付与日における 公正な評価単価(円)	―	138	138	96

決議年月日	平成19年６月28日
権利行使価格(円)	461
行使時平均株価(円)	―
付与日における 公正な評価単価(円)	96

③　ストック・オプションの公正な評価単価の見積方法

当連結会計年度において付与されたストック・オプションについての公正な評価単価の見積方法は以下のとおりであります。

(イ)使用した評価技法　ブラック・ショールズ式

(ロ)主な基礎数値及び見積方法

決議年月日	平成19年６月28日
株価変動性　　　(注)１	36.91％
予想残存期間　　(注)２	５年
予想配当　　　　(注)３	５円／株
無リスク利子率　(注)４	1.39％

(注)１　５年間(平成14年６月から平成19年６月まで)の株価実績に基づき算定しております。
２　十分なデータの蓄積がなく、合理的な見積りが困難であるため、権利行使期間の中間点において行使されるものと推定して見積っております。
３　平成19年３月期の配当実績によります。
４　予想残存期間に対応する期間に対応する国債の利回りであります。

④　ストック・オプションの権利確定数の見積方法

基本的には、将来の失効数の合理的な見積りは困難であるため、実績の失効数のみ反映させる方法を採用しております。

（税効果会計関係）

前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）		当連結会計年度 （自　平成19年４月１日 至　平成20年３月31日）	
１　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳		１　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳	
繰延税金資産		繰延税金資産	
税務上の繰越欠損金	1,170,595百万円	税務上の繰越欠損金	863,604百万円
有価証券償却	284,084百万円	有価証券償却	332,355百万円
貸倒引当金	191,150百万円	貸倒引当金	212,043百万円
貸出金償却	101,611百万円	貸出金償却	104,729百万円
退職給付引当金	75,582百万円	退職給付引当金	66,012百万円
繰延ヘッジ損益	60,247百万円	繰延ヘッジ損益	51,455百万円
減価償却費	9,256百万円	減価償却費	8,730百万円
その他	120,304百万円	その他	127,474百万円
繰延税金資産小計	2,012,833百万円	繰延税金資産小計	1,766,405百万円
評価性引当額	△457,174百万円	評価性引当額	△491,685百万円
繰延税金資産合計	1,555,659百万円	繰延税金資産合計	1,274,720百万円
繰延税金負債		繰延税金負債	
その他有価証券評価差額金	△569,723百万円	その他有価証券評価差額金	△191,661百万円
レバレッジドリース	△60,724百万円	レバレッジドリース	△62,256百万円
退職給付信託設定益	△42,408百万円	退職給付信託設定益	△42,263百万円
退職給付信託返還有価証券	△20,312百万円	退職給付信託返還有価証券	△20,282百万円
子会社の留保利益金	△10,600百万円	子会社の留保利益金	△12,506百万円
その他	△15,619百万円	その他	△12,268百万円
繰延税金負債合計	△719,388百万円	繰延税金負債合計	△341,238百万円
繰延税金資産の純額	836,270百万円	繰延税金資産の純額	933,481百万円
２　当社の法定実効税率と税効果会計適用後の法人税等の負担率との間の差異の原因となった主な項目別の内訳		２　当社の法定実効税率と税効果会計適用後の法人税等の負担率との間の差異の原因となった主な項目別の内訳	
当社の法定実効税率	40.69%	当社の法定実効税率	40.69%
（調整）		（調整）	
評価性引当額	△6.94%	評価性引当額	2.10%
持分法投資損益	5.25%	持分法投資損益	1.83%
その他	△1.00%	持分変動損益	△4.52%
税効果会計適用後の法人税等の負担率	38.00%	未実現損益	3.04%
		その他	△1.54%
		税効果会計適用後の法人税等の負担率	41.60%

（セグメント情報）

【事業の種類別セグメント情報】

Ⅰ　前連結会計年度(自　平成18年４月１日　至　平成19年３月31日)

	銀行業 (百万円)	リース業 (百万円)	その他事業 (百万円)	計 (百万円)	消去又は 全社 (百万円)	連結 (百万円)
Ⅰ　経常収益						
(1) 外部顧客に対する経常収益	2,689,086	783,119	429,052	3,901,259	—	3,901,259
(2) セグメント間の内部経常収益	53,714	20,831	220,369	294,914	(294,914)	—
計	2,742,800	803,951	649,421	4,196,173	(294,914)	3,901,259
経常費用	1,993,893	759,103	609,781	3,362,779	(260,130)	3,102,649
経常利益	748,907	44,847	39,640	833,394	(34,784)	798,610
Ⅱ　資産、減価償却費、減損損失及び資本的支出						
資産	97,525,686	2,241,572	5,663,614	105,430,874	(4,572,564)	100,858,309
減価償却費	59,908	336,712	17,630	414,251	16	414,268
減損損失	4,661	—	25,887	30,548	—	30,548
資本的支出	216,612	390,455	27,565	634,633	13	634,647

(注) 1　事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3　資産のうち消去又は全社の項目に含めた全社資産の金額は4,012,414百万円であり、その主なものは当社の関係会社株式であります。

4　連結財務諸表作成のための基本となる重要な事項(8)に記載のとおり、役員退職慰労金は、従来は支出時に費用処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金に関する監査上の取扱い」(日本公認会計士協会　監査第一委員会報告第42号　昭和57年９月21日)が一部改正され、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」(日本公認会計士協会　監査・保証実務委員会報告第42号)が平成19年４月13日付けで公表されたことを踏まえ、役員に対する退職慰労金の支給見積額を当該役員の在任期間にわたり費用配分することで期間損益の適正化を図るために、当連結会計年度より役員退職慰労引当金を計上しております。この結果、従来の方法によった場合に比べ、「経常利益」は「銀行業」について5,397百万円、「リース業」について221百万円、「その他事業」について1,752百万円それぞれ減少しております。

なお、上記改正は平成19年４月13日に公表されたため、当中間連結会計期間は従来の方法によっております。従って、当中間連結会計期間は変更後の方法によった場合に比べ、「経常利益」は「銀行業」について4,556百万円、「リース業」について188百万円、「その他事業」について1,496百万円それぞれ多く計上されております。

5　連結財務諸表作成のための基本となる重要な事項の変更　金融商品に関する会計基準　に記載のとおり、「金融商品に係る会計基準」(企業会計審議会　平成11年１月22日)が平成18年８月11日付けで一部改正され(「金融商品に関する会計基準」企業会計基準第10号)、改正会計基準の公表日以後終了する連結会計年度から適用されることになったことに伴い、当連結会計年度から改正会計基準を適用し、社債は償却原価法(定額法)に基づいて算定された価額をもって連結貸借対照表価額としております。これにより、従来の方法に比べ「資産」が「銀行業」について2,308百万円減少しております。

Ⅱ　当連結会計年度(自　平成19年４月１日　至　平成20年３月31日)

	銀行業(百万円)	リース業(百万円)	その他事業(百万円)	計(百万円)	消去又は全社(百万円)	連結(百万円)
Ⅰ　経常収益						
(1) 外部顧客に対する経常収益	3,185,057	945,193	493,293	4,623,545	―	4,623,545
(2) セグメント間の内部経常収益	58,113	20,644	249,030	327,788	(327,788)	―
計	3,243,171	965,837	742,324	4,951,333	(327,788)	4,623,545
経常費用	2,501,702	921,338	669,064	4,092,105	(299,720)	3,792,384
経常利益	741,469	44,499	73,259	859,228	(28,067)	831,160
Ⅱ　資産、減価償却費、減損損失及び資本的支出						
資産	107,336,930	3,020,106	6,707,715	117,064,752	(5,108,833)	111,955,918
減価償却費	61,223	399,910	25,972	487,106	16	487,122
減損損失	4,740	109	310	5,161	―	5,161
資本的支出	99,277	458,002	36,007	593,286	3	593,290

(注) 1　事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3　資産のうち消去又は全社の項目に含めた全社資産の金額は4,101,536百万円であり、その主なものは当社の関係会社株式であります。

4　連結財務諸表作成のための基本となる重要な事項　4　会計処理基準に関する事項(10)に記載のとおり、負債計上を中止した預金の預金者への払戻については、従来は払戻時に損失処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」(日本公認会計士協会　監査・保証実務委員会報告第42号)が平成19年４月13日付で公表されたことを踏まえ、当連結会計年度より過去の払戻実績に基づく将来の払戻損失見込額を引き当てる方法に変更しております。この結果、従来の方法によった場合に比べ、「経常利益」は「銀行業」について10,417百万円減少しております。

【所在地別セグメント情報】

Ⅰ　前連結会計年度(自　平成18年４月１日　至　平成19年３月31日)

	日本(百万円)	米州(百万円)	欧州・中近東(百万円)	アジア・オセアニア(百万円)	計(百万円)	消去又は全社(百万円)	連結(百万円)
Ⅰ　経常収益							
(1) 外部顧客に対する経常収益	3,238,374	247,208	203,585	212,090	3,901,259	―	3,901,259
(2) セグメント間の内部経常収益	98,720	46,833	9,974	59,802	215,330	(215,330)	―
計	3,337,094	294,042	213,559	271,892	4,116,589	(215,330)	3,901,259
経常費用	2,686,461	222,992	177,377	202,955	3,289,786	(187,137)	3,102,649
経常利益	650,633	71,049	36,182	68,937	826,802	(28,192)	798,610
Ⅱ　資産	89,301,196	5,775,716	3,190,553	4,514,648	102,782,115	(1,923,805)	100,858,309

(注) 1　当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州・中近東」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

3　資産のうち消去又は全社の項目に含めた全社資産の金額は4,012,414百万円であり、その主なものは当社の関係会社株式であります。

4　連結財務諸表作成のための基本となる重要な事項(8)に記載のとおり、役員退職慰労金は、従来は支出時に費用処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金に関する監査上の取扱い」(日本公認会計士協会　監査第一委員会報告第42号　昭和57年９月21日)が一部改正され、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」(日本公認会計士協会　監査・保証実務委員会報告第42号)が平成19年４月13日付けで公表されたことを踏まえ、役員に対する退職慰労金の支給見積額を当該役員の在任期間にわたり費用配分することで期間損益の適正化を図るために、当連結会計年度より役員退職慰労引当金を計上しております。この結果、従来の方法によった場合に比べ、「経常利益」は「日本」について7,371百万円減少しております。

なお、上記改正は平成19年４月13日に公表されたため、当中間連結会計期間は従来の方法によっております。従って、当中間連結会計期間は変更後の方法によった場合に比べ、「経常利益」は「日本」について6,241百万円多く計上されております。

5　連結財務諸表作成のための基本となる重要な事項の変更　金融商品に関する会計基準　に記載のとおり、「金融商品に係る会計基準」(企業会計審議会　平成11年１月22日)が平成18年８月11日付けで一部改正され(「金融商品に関する会計基準」企業会計基準第10号)、改正会計基準の公表日以後終了する連結会計年度から適用されることになったことに伴い、当連結会計年度から改正会計基準を適用し、社債は償却原価法(定額法)に基づいて算定された価額をもって連結貸借対照表価額としております。これにより、従来の方法に比べ「資産」が「日本」について2,266百万円、「米州」について41百万円それぞれ減少しております。

Ⅱ　当連結会計年度(自　平成19年４月１日　至　平成20年３月31日)

	日本(百万円)	米州(百万円)	欧州・中近東(百万円)	アジア・オセアニア(百万円)	計(百万円)	消去又は全社(百万円)	連結(百万円)
Ⅰ　経常収益							
(1) 外部顧客に対する経常収益	3,911,887	280,556	249,321	181,780	4,623,545	―	4,623,545
(2) セグメント間の内部経常収益	121,804	59,437	11,000	39,046	231,289	(231,289)	―
計	4,033,692	339,994	260,321	220,826	4,854,834	(231,289)	4,623,545
経常費用	3,359,217	240,378	249,869	156,831	4,006,298	(213,913)	3,792,384
経常利益	674,474	99,615	10,451	63,994	848,536	(17,375)	831,160
Ⅱ　資産	96,694,481	7,590,359	4,875,150	5,501,957	114,661,949	(2,706,030)	111,955,918

(注) 1　当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州・中近東」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

3　資産のうち消去又は全社の項目に含めた全社資産の金額は4,101,536百万円であり、その主なものは当社の関係会社株式であります。

4　連結財務諸表作成のための基本となる重要な事項　4　会計処理基準に関する事項(10)に記載のとおり、負債計上を中止した預金の預金者への払戻については、従来は払戻時に損失処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」(日本公認会計士協会　監査・保証実務委員会報告第42号)が平成19年４月13日付で公表されたことを踏まえ、当連結会計年度より過去の払戻実績に基づく将来の払戻損失見込額を引き当てる方法に変更しております。この結果、従来の方法によった場合に比べ、「経常利益」は「日本」について10,417百万円減少しております。

【海外経常収益】

Ⅰ　前連結会計年度(自　平成18年４月１日　至　平成19年３月31日)

	金額(百万円)
Ⅰ　海外経常収益	662,884
Ⅱ　連結経常収益	3,901,259
Ⅲ　海外経常収益の連結経常収益に占める割合(%)	17.0

(注) 1　一般企業の海外売上高に代えて、海外経常収益を記載しております。
2　海外経常収益は、国内銀行連結子会社の海外店取引、並びに在外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

Ⅱ　当連結会計年度(自　平成19年４月１日　至　平成20年３月31日)

	金額(百万円)
Ⅰ　海外経常収益	711,657
Ⅱ　連結経常収益	4,623,545
Ⅲ　海外経常収益の連結経常収益に占める割合(%)	15.4

(注) 1　一般企業の海外売上高に代えて、海外経常収益を記載しております。
2　海外経常収益は、国内銀行連結子会社の海外店取引、並びに在外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

【関連当事者との取引】

Ⅰ　前連結会計年度(自　平成18年４月１日　至　平成19年３月31日)

関連当事者との取引について記載すべき重要なものはありません。

Ⅱ　当連結会計年度(自　平成19年４月１日　至　平成20年３月31日)

関連当事者との取引について記載すべき重要なものはありません。

(開示対象特別目的会社関係)

Ⅰ　当連結会計年度(自　平成19年４月１日　至　平成20年３月31日)

1　開示対象特別目的会社の概要及び開示対象特別目的会社を利用した取引の概要

当社の連結子会社である三井住友銀行は、顧客から売掛債権の金銭債権買取業務等を行う特別目的会社(ケイマン法人及び有限責任中間法人等の形態によっております。)14社に係る借入及びコマーシャル・ペーパーでの資金調達に関し、貸出金、信用枠及び流動性枠を供与しております。

特別目的会社14社の直近の決算日における資産総額(単純合算)は3,219,524百万円、負債総額(単純合算)は3,219,835百万円であります。なお、いずれの特別目的会社についても、三井住友銀行は議決権のある株式等は有しておらず、役員や従業員の派遣もありません。

2　当連結会計年度における特別目的会社との取引金額等

(金額単位　百万円)

	主な取引の当連結会計年度末残高 (平成20年３月31日現在)	主な損益 (自　平成19年４月１日　至　平成20年３月31日)	
		(項目)	(金額)
貸出金	1,803,952	貸出金利息	25,194
信用枠	905,533	役務取引等収益	2,509
流動性枠	326,074	―	―

（企業結合等関係）

Ⅰ　前連結会計年度（自　平成18年４月１日　至　平成19年３月31日）

（共通支配下の取引等関係）

1　結合当事企業の名称及びその事業の内容、企業結合の法的形式、結合後企業の名称並びに取引の目的を含む取引の概要

(1) 結合当事企業の名称及びその事業の内容

SMBCフレンド証券株式会社（事業の内容：証券業）

(2) 企業結合の法的形式

株式交換

(3) 結合後企業の名称

株式会社三井住友フィナンシャルグループ

(4) 取引の目的を含む取引の概要

わが国の金融市場の正常化に伴い、個人の家計金融資産動向は「貯蓄」から「投資」へのトレンドを一段と明確化させており、今後も個人における資産運用ニーズはますます多様化していくことが見込まれております。また個人投資家の金融知識の一段の向上とアセットアロケーションを通じたポートフォリオマネジメントへの関心の高まりにより、新たな資産運用ビジネスが広まっていくものと考えております。これらを背景に、当社は、銀行と証券との間のシナジー極大化を追求する、従来型のビジネスモデルとは一線を画した真の「銀・証融合ビジネスモデル」の構築を推進するため、SMBCフレンド証券株式会社を完全子会社化することによりグループ連携を一段と強化しグループ全体の企業価値の向上に努めることといたしました。

2　実施した会計処理の概要

「企業結合に係る会計基準　三　企業結合に係る会計基準　4　共通支配下の取引等の会計処理 (2) 少数株主との取引」に規定する個別財務諸表上及び連結財務諸表上の会計処理を適用いたしました。

3　子会社株式の追加取得に関する事項

(1) 取得原価及びその内訳

当社普通株式	221,365百万円
取得に直接要した支出額	160百万円
取得原価	221,525百万円

(2) 株式種類別の交換比率及びその算定方法並びに交付株式数及びその評価額

①　株式の種類及び交換比率

普通株式　当社　１株：SMBCフレンド証券株式会社　0.0008株

②　交換比率の算定方法

当社はゴールドマン・サックス証券会社を、SMBCフレンド証券株式会社はメリルリンチ日本証券株式会社を株式交換比率算定に関するそれぞれの財務アドバイザーに任命し、その分析結果、その他の様々な要因を総合的に勘案した上で協議を行い決定いたしました。

③　交付株式数及びその評価額

249,015株　　221,525百万円

(3) 発生したのれんの金額、発生原因、償却方法及び償却期間

① のれんの金額

99,995百万円

② 発生原因

追加取得したSMBCフレンド証券株式会社の普通株式の取得原価と減少する少数株主持分の金額の差額をのれんとして処理しております。

③ 償却方法及び償却期間

20年間で均等償却

Ⅱ 当連結会計年度(自 平成19年4月1日 至 平成20年3月31日)

リース事業会社の合併及びオートリース事業会社の合併

当社、三井住友銀リース株式会社(以下、「三井住友銀リース」という。)及び三井住友銀オートリース株式会社(以下、「三井住友銀オート」という。)は、平成19年7月30日に住友商事株式会社(以下、「住友商事」という。)、住商リース株式会社(以下、「住商リース」という。)及び住商オートリース株式会社(以下、「住商オート」という。)との間で、リース事業及びオートリース事業の戦略的共同事業化について、並びに、三井住友銀リースと住商リースの合併及び住商オートと三井住友銀オートの合併につき最終合意し、それぞれについての「共同事業に関する基本契約書」を締結するとともに、「合併契約書」を締結いたしました。この合併契約に基づき、三井住友銀リースと住商リース、住商オートと三井住友銀オートは、それぞれ平成19年10月1日に合併いたしました。

(パーチェス法適用関係)

リース事業会社の合併

1 被取得企業の名称及び事業の内容、企業結合を行った主な理由、企業結合日、企業結合の法的形式、結合後企業の名称及び取得した議決権比率

(1) 被取得企業の名称及び事業の内容

住商リース(事業の内容：リース事業)

(2) 企業結合を行った主な理由

合併により、三井住友フィナンシャルグループ及び住友商事グループ双方の優良な顧客基盤をベースに、リース取扱商品の多様化等により、本邦ナンバーワンのリース取扱高を実現するとともに、銀行系リースの「財務」を切り口としたノウハウと、商社系リースの「モノ」「商流」を切り口としたノウハウを結集・融合し、従来型のリースに留まらない取扱機種の多様化、差別化、高付加価値化を推進することにより、高度化するマーケットニーズに的確に応えられるハイクオリティなリース会社を目指すことといたしました。

(3) 企業結合日

平成19年10月1日

(4) 企業結合の法的形式

住商リースを存続会社とする吸収合併方式とし、三井住友銀リースは解散いたしました。

(合併会社の商号：三井住友ファイナンス＆リース株式会社)

(5) 結合後企業の名称

株式会社三井住友フィナンシャルグループ

(6) 取得した議決権比率

55%

2 連結財務諸表に含まれている被取得企業の業績の期間

平成19年10月1日から平成20年3月31日まで

3 被取得企業の取得原価及びその内訳

三井住友銀リース普通株式の評価額の45%相当額	140,648百万円
三井住友銀リース種類株式の評価額の45%相当額	24,750百万円
取得原価	165,398百万円

4 株式の種類別の合併比率及びその算定方法並びに交付株式数及びその評価額

(1) 株式の種類及び合併比率

普通株式 住商リース 1:三井住友銀リース 1.4859 (注)

種類株式 住商リース 1:三井住友銀リース 5.7050 (注)

(注) 小数点第五位以下を切り捨てて表示しております。

(2) 合併比率の算定方法

本件合併の合併比率(以下、「本件合併比率」という。)については、その公平性と妥当性を期すため、三井住友銀リースが大和証券エスエムビーシー株式会社を、住商リースが野村證券株式会社をそれぞれファイナンシャル・アドバイザーに選定し、各ファイナンシャル・アドバイザーによる本件合併比率の算定結果を参考に、両社が交渉・協議を行い決定いたしました。

(3) 交付株式数及びその評価額

三井住友銀リースの株式31,375,000株(普通株式30,000,000株、種類株式1,375,000株)に対して、住商リースの普通株式52,422,762株(普通株式に対し44,578,289株、種類株式に対し7,844,473株)を割当て交付。その評価額は367,552百万円であります。

5 発生したのれん、発生原因、償却方法及び償却期間

(1) 発生したのれんの金額

88,090百万円

(2) 発生原因

取得原価と住商リースに係る当社持分増加額との差額をのれんとして処理しております。

(3) 償却方法及び償却期間

20年間で均等償却

6 企業結合日に受け入れた資産及び引き受けた負債の額並びにその主な内訳

(1) 資産の額

資産合計	1,392,490百万円		
うちリース資産	632,224百万円	貸出金	329,069百万円

(2) 負債の額

負債合計	1,249,703百万円		
うち借用金	571,741百万円	短期社債	393,000百万円

7　企業結合が連結会計年度開始の日に完了したと仮定した場合の当連結会計年度の連結損益計算書に及ぼす影響の概算額

(1) 企業結合が連結会計年度開始の日に完了したと仮定して算定された経常収益及び損益情報と取得企業の連結損益計算書における経常収益及び損益情報との差額

経常収益	277,442百万円
経常利益	35,319百万円
当期純利益	30,938百万円

(注)　一般企業の売上高に代えて、経常収益を記載しております。

(2) 概算額の算定方法及び重要な前提条件

概算額の算定については住商リースの平成19年4月1日から平成19年9月30日の損益計算書の数値を基礎として、連結会計年度開始の日に遡って算出したものであります。なお、実際に企業結合が連結会計年度開始の日に完了した場合の経営成績を示すものではありません。

また、上記情報につきましては、あずさ監査法人の監査証明を受けておりません。

(子会社の企業結合関係)

オートリース事業会社の合併

1　子会社を含む結合当事企業の名称及び事業の内容、企業結合を行った主な理由、企業結合日及び企業結合の法的形式

(1) 子会社を含む結合当事企業の名称及び事業の内容

結合企業　　住商オート(事業の内容：オートリース事業)

被結合企業　　三井住友銀オート(事業の内容：オートリース事業)

(2) 企業結合を行った主な理由

合併により、住商オートのバリューチェーンに基づく高付加価値サービスと、三井住友銀オートの営業ネットワークとを融合させ、競争の激化するオートリース業界で勝ち残りを図り、住友商事グループ及び三井住友フィナンシャルグループ双方の優良な顧客基盤をベースに、マーケットシェアで業界トップを狙う体制を構築するとともに、商社系オートリースの「モノ」「商流」を切り口としたノウハウと、銀行系オートリースの「財務」を切り口としたノウハウを結集・融合し、多様なサービスを追求することにより、更なる顧客満足度の向上を目指すことといたしました。

(3) 企業結合日

平成19年10月1日

(4) 企業結合の法的形式

住商オートを存続会社とする吸収合併方式とし、三井住友銀オートは解散いたしました。

(合併会社の商号：住友三井オートサービス株式会社)

2　会計処理の概要

「事業分離等に関する会計基準(企業会計基準第7号)第20項」に規定する個別財務諸表上及び連結財務諸表上の会計処理を適用しております。

3　事業の種類別セグメントにおいて、当該子会社が含まれていた事業区分の名称

リース業

4　当連結会計年度の連結損益計算書に計上されている当該子会社に係る損益の概算額

経常収益	69,752百万円
経常利益	2,237百万円
当期純利益	1,254百万円

5　継続的関与の主な概要

三井住友銀オート及びその子会社を当社の連結子会社から除外し、住友三井オートサービス株式会社及びその子会社を新たに当社の持分法適用の関連会社としております。

（１株当たり情報）

		前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）	当連結会計年度 （自　平成19年４月１日 至　平成20年３月31日）
１株当たり純資産額	円	469,228.59	424,546.01
１株当たり当期純利益	円	57,085.83	59,298.24
潜在株式調整後１株当たり当期純利益	円	51,494.17	56,657.41

（注）１　「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号　平成14年９月25日）が平成18年１月31日付で改正され、会社法施行日以後終了する連結会計年度から適用されることになったことに伴い、前連結会計年度から同適用指針を適用し、１株当たり純資産額は「繰延ヘッジ損益」を含めて算出しております。これにより、従来の方法に比べ前連結会計年度の１株当たり純資産額は11,596円71銭減少しております。

２　１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定上の基礎は、次のとおりであります。

		前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）	当連結会計年度 （自　平成19年４月１日 至　平成20年３月31日）
１株当たり当期純利益			
当期純利益	百万円	441,351	461,536
普通株主に帰属しない金額	百万円	12,958	12,958
（うち優先配当額）	百万円	12,958	12,958
普通株式に係る当期純利益	百万円	428,392	448,577
普通株式の期中平均株式数	千株	7,504	7,564
潜在株式調整後１株当たり当期純利益			
当期純利益調整額	百万円	6,748	6,751
（うち優先配当額）	百万円	6,763	6,763
（うち連結子会社及び持分法適用関連会社発行の新株予約権）	百万円	△14	△11
普通株式増加数	千株	945	471
（うち優先株式）	千株	945	471
（うち新株予約権）	千株	0	0
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要		――――	――――

３　１株当たり純資産額の算定上の基礎は、次のとおりであります。

		前連結会計年度末 （平成19年３月31日）	当連結会計年度末 （平成20年３月31日）
純資産の部の合計額	百万円	5,331,279	5,224,076
純資産の部の合計額から控除する金額	百万円	1,781,555	2,012,532
（うち優先株式）	百万円	360,303	360,303
（うち優先配当額）	百万円	12,958	6,479
（うち新株予約権）	百万円	14	43
（うち少数株主持分）	百万円	1,408,279	1,645,705
普通株式に係る期末の純資産額	百万円	3,549,724	3,211,544
１株当たり純資産額の算定に用いられた期末の普通株式の数	千株	7,565	7,564

(重要な後発事象)

<table>
<tr><th>前連結会計年度
(自　平成18年４月１日
至　平成19年３月31日)</th><th>当連結会計年度
(自　平成19年４月１日
至　平成20年３月31日)</th></tr>
<tr><td>―――――</td><td>1　当社は、平成20年４月28日開催の取締役会において、当社保有の海外特別目的子会社が発行した優先出資証券を償還することを決議いたしました。償還される優先出資証券の概要は次のとおりであります。
(1) 発行体
SB Treasury Company L. L. C.
(2) 発行証券の種類
配当非累積的永久優先出資証券
(3) 償還総額
1,800百万米ドル
(4) 償還予定日
平成20年６月30日
(5) 償還理由
任意償還期日の到来による
2　当社は、平成20年４月28日開催の取締役会において、海外特別目的子会社による優先出資証券を発行することとし、かかる優先出資証券の発行を目的とする100%出資子会社SMFG Preferred Capital USD 2 Limitedを英国領ケイマン諸島に設立することを決議し、平成20年５月12日付で同社普通株式への払込みを完了いたしました。
発行した優先出資証券の概要は次のとおりであります。
<table>
<tr><td rowspan="2">発行体</td><td>SMFG Preferred Capital USD 2 Limited</td></tr>
<tr><td>英国領ケイマン諸島に新たに設立した、当社が議決権を100%保有する海外特別目的子会社</td></tr>
<tr><td rowspan="2">証券の種類</td><td>米ドル建配当非累積的永久優先出資証券</td></tr>
<tr><td>当社普通株式への交換権は付与されません</td></tr>
<tr><td>発行総額</td><td>1,800百万米ドル</td></tr>
<tr><td>配当率</td><td>年8.75% (固定)</td></tr>
<tr><td>発行価格</td><td>１証券あたり１千米ドル</td></tr>
<tr><td>資金使途</td><td>本優先出資証券の発行代り金は、最終的に、当社の子銀行である株式会社三井住友銀行への永久劣後特約付貸付金として全額使用</td></tr>
<tr><td>優先順位</td><td>本優先出資証券は、残余財産分配請求権において、当社が発行する優先株式と実質的に同順位</td></tr>
<tr><td>発行形態</td><td>ユーロ市場における募集及び米国市場における適格機関投資家向け私募</td></tr>
<tr><td>上場</td><td>シンガポール証券取引所</td></tr>
<tr><td>払込日</td><td>平成20年５月12日</td></tr>
</table>
</td></tr>
</table>

前連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)	当連結会計年度 (自　平成19年４月１日 至　平成20年３月31日)
	３　当社は、平成21年１月に予定されている「株式等の取引に係る決済の合理化を図るための社債等の振替に関する法律等の一部を改正する法律」(平成16年法律第88号。以下、「決済合理化法」という。)の施行による株券電子化に伴い、この制度の取扱対象外とされている端株の整理を行うため、平成20年５月16日開催の取締役会において、「決済合理化法」の施行日の前日を効力発生日として、普通株式１株を100株に分割することを決議いたしました。また、平成20年６月27日開催の定時株主総会及び各種類株式に係る種類株主総会において、発行済株式総数等の増加及び普通株式の単元株式数を100株とする単元株制度の採用等を目的とした定款等の一部変更を決議いたしました。 　なお、当該株式分割が前期首に行われたと仮定した場合の前連結会計年度における１株当たり情報及び当期首に行われたと仮定した場合の当連結会計年度における１株当たり情報はそれぞれ次のとおりであります。

前連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)	当連結会計年度 (自　平成19年４月１日 至　平成20年３月31日)
１株当たり純資産額 4,692円29銭 １株当たり当期純利益 570円86銭 潜在株式調整後 １株当たり当期純利益 514円94銭	１株当たり純資産額 4,245円46銭 １株当たり当期純利益 592円98銭 潜在株式調整後 １株当たり当期純利益 566円57銭

⑤ 【連結附属明細表】

【社債明細表】

会社名	銘柄	発行年月日	前期末残高 (百万円)	当期末残高 (百万円)	利率(%) (注)1	担保	償還期限
株式会社三井住友銀行	第5回2号無担保社債 (社債間限定同順位特約付) (注)3	平成12年 5月12日	20,000 [20,000]	—	—	—	—
	第7回無担保変動利付社債 (社債間限定同順位特約付)	平成13年 3月19日	20,000	20,000	1.428	なし	平成25年 3月19日
	第12回～第21回無担保社債 (社債間限定同順位特約付) (注)3	平成14年4月～ 平成16年7月	975,156 [385,500]	588,069 [389,700]	0.52～ 0.95	なし	平成20年4月～ 平成21年7月
	第22回～第25回無担保変動利付社債 (社債間限定同順位特約付)	平成16年8月～ 平成16年9月	65,000	65,000	1.164～ 1.935	なし	平成26年9月～ 平成28年9月
	第26回期限前償還条項付無担保社債 (社債間限定同順位特約付)	平成16年 9月30日	17,000	17,000	2.60	なし	平成36年 9月27日
	第27回、第31回、第33回期限前 償還条項付無担保変動利付社債 (社債間限定同順位特約付)	平成16年10月～ 平成17年10月	45,000	45,000	1.667～ 2.219	なし	平成31年10月～ 平成37年5月
	第28回～第30回、第32回、 第34回～第42回無担保社債 (社債間限定同順位特約付)	平成16年10月～ 平成20年1月	549,904	749,908	0.61～ 1.60	なし	平成21年10月～ 平成25年1月
	2012年3月6日～ 2037年2月13日満期 ユーロ円建社債	平成12年3月～ 平成19年2月	38,900	26,900	0.10～ 5.48686	なし	平成24年3月～ 平成49年2月
	第1回2号無担保社債 (劣後特約付)	平成12年 8月2日	50,000	50,000	2.33	なし	平成22年 9月20日
	第2回～第11回無担保社債 (劣後特約付)	平成12年6月～ 平成19年12月	469,880	549,873	1.71～ 2.62	なし	平成22年6月～ 平成29年12月
	2012年5月12日～ 2035年6月29日満期 ユーロ円建社債(劣後特約付)	平成13年11月～ 平成20年3月	216,100	319,400	0.92～ 2.97	なし	平成24年5月～ 平成47年6月
	ユーロ円建永久社債 (劣後特約付)	平成14年10月～ 平成18年6月	515,200	494,100	1.258～ 2.99875	なし	定めず
	2011年11月21日～ 2012年6月15日満期 米ドル建社債(劣後特約付) (注)4	平成13年11月～ 平成14年6月	91,360 (773,647千$)	77,518 (773,715千$)	5.93～ 8.00	なし	平成23年11月～ 平成24年6月
	米ドル建永久社債(劣後特約付) (注)4	平成15年8月～ 平成17年7月	259,101 (2,194,100千$)	219,896 (2,194,794千$)	5.625～ 8.15	なし	定めず
	英ポンド建永久社債(劣後特約付) (注)4	平成15年 12月30日	2,782 (12,000千英ポンド)	2,402 (12,000千英ポンド)	6.98	なし	定めず
	ユーロ建永久社債(劣後特約付) (注)4	平成17年 7月22日	109,261 (694,207千ユーロ)	109,889 (694,888千ユーロ)	4.375	なし	定めず
	2014年10月27日満期 ユーロ建社債(劣後特約付) (注)4	平成16年 7月27日	196,341 (1,247,482千ユーロ)	197,436 (1,248,489千ユーロ)	4.375	なし	平成26年 10月27日
*1	連結子会社普通社債 (注)2,3	平成11年10月～ 平成20年3月	164,200 [63,900]	165,100 [80,000]	0.26～ 3.19375	なし	平成20年4月～ 平成29年7月
*2	連結子会社普通社債 (注)2,3	平成12年3月～ 平成18年6月	10,304 [1,002]	7,944	0.44312～ 3.00	なし	平成21年7月～ 平成27年3月
*3	連結子会社普通社債 (注)2,3,4	平成9年9月～ 平成11年5月	2,382 (20,000千$) [1,191]	1,141 (10,000千$)	7.00	なし	平成21年 5月11日
*4	連結子会社普通社債 (注)2,3,4	平成17年 10月4日	1,866 (8,000千英ポンド)	1,811 (8,000千英ポンド) [1,811]	3.95	なし	平成20年 10月6日
*5	連結子会社社債(劣後特約付) (注)2,3	平成7年6月～ 平成20年3月	155,694 [500]	160,725 [5,000]	1.45～ 4.95	なし	平成20年9月～ 定めず
*6	連結子会社社債(劣後特約付) (注)2,4	平成11年 6月18日	118,090 (1,000,000千$)	100,190 (1,000,000千$)	8.50	なし	平成21年 6月15日
*7	連結子会社短期社債 (注)2,3	平成18年7月～ 平成20年3月	439,600 [439,600]	769,100 [769,100]	0.695～ 1.20	なし	平成20年4月～ 平成20年7月
合計		—	4,533,125	4,738,408	—	—	—

(注) 1 「利率」欄には、それぞれの社債において連結会社の各決算日現在で適用されている表面利率を記載しております。従って、実質的な資金調達コストとは異なる場合があります。

2 ＊1は、国内連結子会社三井住友カード株式会社及び三井住友ファイナンス＆リース株式会社の発行した普通社債のうち円建てで発行しているものをまとめて記載しております。

＊2は、在外連結子会社SMBC Capital Markets, Inc.及びSumitomo Mitsui Finance Australia Limitedの発行した普通社債のうち円建てで発行しているものをまとめて記載しております。

＊3は、在外連結子会社SMBC Capital Markets, Inc.の発行した普通社債のうち米ドル建てで発行しているものをまとめて記載しております。

＊4は、在外連結子会社SMBC Capital Markets, Inc.の発行した英ポンド建て普通社債であります。

＊5は、在外連結子会社SMBC International Finance N.V.、Sakura Finance(Cayman) Limited及び国内連結子会社株式会社関西アーバン銀行、株式会社みなと銀行の発行した永久劣後社債及び期限付劣後社債のうち円建てで発行しているものをまとめて記載しております。

＊6は、在外連結子会社SMBC International Finance N.V. の発行した米ドル建て期限付劣後社債であります。

＊7は、国内連結子会社三井住友ファイナンス＆リース株式会社、三井住友カード株式会社及びSMBCファイナンスサービス株式会社の発行した短期社債であります。

3 「前期末残高」、「当期末残高」欄の[ ]書きは、1年以内に償還が予定されている金額であります。

4 「前期末残高」、「当期末残高」欄の( )書きは、外貨建てによる金額であります。

5 連結会社の各決算日後5年内における償還予定額は以下のとおりであります。

1年以内 (百万円)	1年超 2年以内 (百万円)	2年超 3年以内 (百万円)	3年超 4年以内 (百万円)	4年超 5年以内 (百万円)
1,245,611	553,484	317,052	273,004	341,942

【借入金等明細表】

区分	前期末残高 (百万円)	当期末残高 (百万円)	平均利率 (%)	返済期限
借用金	3,214,137	4,279,034	1.36	―
借入金	3,214,137	4,279,034	1.36	平成20年1月～ 定めず
1年以内に返済予定のリース債務	―	―	―	―
リース債務(1年以内に返済予定のものを除く。)	―	―	―	―

(注) 1 「平均利率」は、連結会社の各決算日現在の「利率」及び「当期末残高」により算出(加重平均)しております。

2 連結会社の各決算日後5年内における借入金の返済予定額は次のとおりであります。

	1年以内	1年超2年以内	2年超3年以内	3年超4年以内	4年超5年以内
借入金(百万円)	2,716,753	345,299	297,834	179,362	183,480

銀行業は、預金の受入れ、コール・手形市場からの資金の調達・運用等を営業活動として行っているため、借入金等明細表については連結貸借対照表中「負債の部」の「借用金」勘定の内訳を記載しております。

(2) 【その他】

該当ありません。

2 【財務諸表等】

(1) 【財務諸表】

① 【貸借対照表】

		前事業年度 (平成19年3月31日現在)			当事業年度 (平成20年3月31日現在)		
区分	注記 番号	金額(百万円)		構成比 (%)	金額(百万円)		構成比 (%)
(資産の部)							
流動資産							
現金及び預金	※2		37,073			53,735	
前払費用			21			21	
繰延税金資産			265			359	
未収収益			23			56	
未収還付法人税等			71,377			14,267	
その他			603			515	
流動資産合計			109,364	2.8		68,956	1.7
固定資産							
有形固定資産	※1						
建物			0			0	
器具及び備品			6			4	
有形固定資産合計			7	0.0		4	0.0
無形固定資産							
ソフトウェア			20			9	
無形固定資産合計			20	0.0		9	0.0
投資その他の資産							
投資有価証券			20			—	
関係会社株式			3,847,716			3,950,642	
繰延税金資産			2,315			1,603	
投資その他の資産合計			3,850,052	97.2		3,952,246	98.3
固定資産合計			3,850,079	97.2		3,952,260	98.3
資産合計			3,959,444	100.0		4,021,217	100.0

区分	注記番号	前事業年度（平成19年３月31日現在）			当事業年度（平成20年３月31日現在）		
		金額（百万円）		構成比（%）	金額（百万円）		構成比（%）
（負債の部）							
流動負債							
短期借入金	※２		959,030			1,049,030	
未払金			108			223	
未払費用			48			173	
未払法人税等			964			1,539	
未払事業所税			4			4	
賞与引当金			83			81	
役員賞与引当金			—			74	
その他			1,132			1,114	
流動負債合計			961,372	24.3		1,052,242	26.2
固定負債							
役員退職慰労引当金			174			225	
固定負債合計			174	0.0		225	0.0
負債合計			961,546	24.3		1,052,468	26.2
（純資産の部）							
株主資本							
資本金			1,420,877	35.9		1,420,877	35.3
資本剰余金							
資本準備金		642,355			642,355		
その他資本剰余金		288,113			288,031		
資本剰余金合計			930,469	23.5		930,386	23.1
利益剰余金							
その他利益剰余金							
別途積立金		30,420			30,420		
繰越利益剰余金		698,709			670,259		
利益剰余金合計			729,129	18.4		700,679	17.4
自己株式			△82,578	△2.1		△83,194	△2.0
株主資本合計			2,997,898	75.7		2,968,749	73.8
純資産合計			2,997,898	75.7		2,968,749	73.8
負債・純資産合計			3,959,444	100.0		4,021,217	100.0

② 【損益計算書】

		前事業年度 (自 平成18年4月1日 至 平成19年3月31日)			当事業年度 (自 平成19年4月1日 至 平成20年3月31日)		
区分	注記番号	金額(百万円)		百分比(%)	金額(百万円)		百分比(%)
営業収益							
関係会社受取配当金		366,680			89,693		
関係会社受入手数料		9,798	376,479	100.0	21,944	111,637	100.0
営業費用							
販売費及び一般管理費	※2	3,641	3,641	1.0	6,246	6,246	5.6
営業利益			372,838	99.0		105,391	94.4
営業外収益							
受取利息	※1	213			298		
受入手数料		20			14		
その他		0	234	0.1	153	466	0.4
営業外費用							
支払利息	※1	4,311			11,012		
創立費償却		301			—		
支払手数料		3,978			1,263		
関係会社株式評価損		—			4,518		
その他		3	8,594	2.3	—	16,794	15.0
経常利益			364,477	96.8		89,063	79.8
税引前当期純利益			364,477	96.8		89,063	79.8
法人税、住民税及び事業税		2,918			5,470		
法人税等調整額		△1,975	942	0.2	618	6,088	5.5
当期純利益			363,535	96.6		82,975	74.3

③ 【株主資本等変動計算書】

前事業年度(自　平成18年４月１日　至　平成19年３月31日)

	株主資本			
	資本金	資本剰余金		
		資本準備金	その他資本剰余金	資本剰余金合計
平成18年３月31日残高(百万円)	1,420,877	1,420,989	684,406	2,105,396
事業年度中の変動額				
資本準備金の取崩		△1,000,000	1,000,000	―
株式交換による増加		221,365		221,365
剰余金の配当				
当期純利益				
自己株式の取得				
自己株式の処分			△15	△15
自己株式の消却			△1,396,277	△1,396,277
事業年度中の変動額合計(百万円)	―	△778,634	△396,292	△1,174,927
平成19年３月31日残高(百万円)	1,420,877	642,355	288,113	930,469

	株主資本					純資産合計
	利益剰余金			自己株式	株主資本合計	
	その他利益剰余金		利益剰余金合計			
	別途積立金	繰越利益剰余金				
平成18年３月31日残高(百万円)	30,420	383,126	413,546	△4,393	3,935,426	3,935,426
事業年度中の変動額						
資本準備金の取崩					―	―
株式交換による増加					221,365	221,365
剰余金の配当		△47,951	△47,951		△47,951	△47,951
当期純利益		363,535	363,535		363,535	363,535
自己株式の取得				△1,474,644	△1,474,644	△1,474,644
自己株式の処分				182	167	167
自己株式の消却				1,396,277	―	―
事業年度中の変動額合計(百万円)	―	315,583	315,583	△78,184	△937,527	△937,527
平成19年３月31日残高(百万円)	30,420	698,709	729,129	△82,578	2,997,898	2,997,898

当事業年度(自　平成19年４月１日　至　平成20年３月31日)

	株主資本			
	資本金	資本剰余金		
		資本準備金	その他資本剰余金	資本剰余金合計
平成19年３月31日残高(百万円)	1,420,877	642,355	288,113	930,469
事業年度中の変動額				
剰余金の配当				
当期純利益				
自己株式の取得				
自己株式の処分			△82	△82
事業年度中の変動額合計(百万円)	―	―	△82	△82
平成20年３月31日残高(百万円)	1,420,877	642,355	288,031	930,386

	株主資本					純資産合計
	利益剰余金			自己株式	株主資本合計	
	その他利益剰余金		利益剰余金合計			
	別途積立金	繰越利益剰余金				
平成19年３月31日残高(百万円)	30,420	698,709	729,129	△82,578	2,997,898	2,997,898
事業年度中の変動額						
剰余金の配当		△111,425	△111,425		△111,425	△111,425
当期純利益		82,975	82,975		82,975	82,975
自己株式の取得				△901	△901	△901
自己株式の処分				285	202	202
事業年度中の変動額合計(百万円)	―	△28,450	△28,450	△616	△29,149	△29,149
平成20年３月31日残高(百万円)	30,420	670,259	700,679	△83,194	2,968,749	2,968,749

重要な会計方針

	前事業年度 (自　平成18年４月１日 至　平成19年３月31日)	当事業年度 (自　平成19年４月１日 至　平成20年３月31日)
1　有価証券の評価基準及び評価方法	(1) 子会社株式及び関連会社株式 移動平均法による原価法により行っております。 (2) その他有価証券 時価のないものについては、移動平均法による原価法により行っております。	有価証券の評価は、子会社株式及び関連会社株式については、移動平均法による原価法により行っております。
2　固定資産の減価償却の方法	(1) 有形固定資産 定率法(ただし、建物については定額法)を採用しております。 (2) 無形固定資産 自社利用のソフトウェアについては、社内における利用可能期間(５年)に基づく定額法により償却しております。	(1) 有形固定資産 定率法(ただし、建物については定額法)を採用しております。 平成19年度税制改正に伴い、平成19年４月１日以後に取得した有形固定資産については、改正後の法人税法に基づく償却方法により減価償却費を計上しております。これによる貸借対照表等に与える影響は軽微であります。 (2) 無形固定資産 同左
3　繰延資産の処理方法	創立費は、資産として計上し、旧商法施行規則第35条の規定により５年間にわたり均等償却を行っております。	――――――
4　外貨建の資産及び負債の本邦通貨への換算基準	外貨建資産及び負債については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として決算日の為替相場による円換算額を付しております。	同左
5　引当金の計上基準	(1) 賞与引当金 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当事業年度に帰属する額を計上しております。	(1) 賞与引当金 同左 (2) 役員賞与引当金 役員賞与引当金は、役員(執行役員を含む、以下同じ。)に対する賞与の支払いに備えるため、役員に対する賞与の支給見込額のうち、当事業年度に帰属する額を計上しております。

	前事業年度 （自　平成18年４月１日 至　平成19年３月31日）	当事業年度 （自　平成19年４月１日 至　平成20年３月31日）
	(2) 役員退職慰労引当金 役員退職慰労引当金は、役員（執行役員を含む）に対する退職慰労金の支払いに備えるため、内規に基づく期末要支給額を計上しております。 役員退職慰労金は、従来は支出時に費用処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金に関する監査上の取扱い」（日本公認会計士協会監査第一委員会報告第42号　昭和57年９月21日）が一部改正され、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」（日本公認会計士協会　監査・保証実務委員会報告第42号）が平成19年４月13日付けで公表されたことを踏まえ、役員に対する退職慰労金の支給見積額を当該役員の在任期間にわたり費用配分することで期間損益の適正化を図るために、当事業年度より役員退職慰労引当金を計上しております。この結果、従来の方法によった場合に比べ、営業利益、経常利益及び税引前当期純利益はそれぞれ174百万円減少しております。 なお、上記改正は平成19年４月13日に公表されたため、当中間会計期間は従来の方法によっております。従って、当中間会計期間は変更後の方法によった場合に比べ、営業利益、経常利益及び税引前中間純利益はそれぞれ119百万円多く計上されております。	(3) 役員退職慰労引当金 役員退職慰労引当金は、役員（執行役員を含む。）に対する退職慰労金の支払いに備えるため、内規に基づく当事業年度末の要支給額を計上しております。
6　リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	同左
7　消費税等の会計処理	消費税及び地方消費税の会計処理は、税抜方式によっております。	同左

会計方針の変更

前事業年度 (自　平成18年４月１日 至　平成19年３月31日)	当事業年度 (自　平成19年４月１日 至　平成20年３月31日)
貸借対照表の純資産の部の表示に関する会計基準 「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準第５号　平成17年12月９日)及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準適用指針第８号　平成17年12月９日)が当事業年度から適用されることになったことから、以下のとおり表示を変更しております。 (1) 「資本の部」は「純資産の部」としております。なお、当事業年度末における従来の「資本の部」の合計に相当する金額は2,997,898百万円であります。 (2) 「利益剰余金」に内訳表示していた「任意積立金」及び「当期未処分利益」は、「その他利益剰余金」の「別途積立金」及び「繰越利益剰余金」として表示しております。	――――――
ストック・オプション等に関する会計基準 「ストック・オプション等に関する会計基準」(企業会計基準第８号　平成17年12月27日)及び「ストック・オプション等に関する会計基準の適用指針」(企業会計基準適用指針第11号　最終改正平成18年５月31日)を当事業年度から適用しております。この変更による当事業年度の損益に与える影響はありません。	――――――
企業結合に係る会計基準等 「企業結合に係る会計基準」(「企業結合に係る会計基準の設定に関する意見書」(企業会計審議会　平成15年10月31日))、「事業分離等に関する会計基準」(企業会計基準第７号　平成17年12月27日)及び「企業結合会計基準及び事業分離等会計基準に関する適用指針」(企業会計基準適用指針第10号　最終改正平成18年12月22日)を当事業年度から適用しております。	――――――
――――――	金融商品に関する会計基準 「金融商品に関する会計基準」(企業会計基準第10号)及び「金融商品会計に関する実務指針」(日本公認会計士協会会計制度委員会報告第14号)等における有価証券の範囲に関する規定が平成19年６月15日付及び同７月４日付で一部改正され、金融商品取引法の施行日以後に終了する事業年度から適用されることになったことに伴い、当事業年度から改正会計基準及び実務指針を適用しております。

注記事項

（貸借対照表関係）

前事業年度 (平成19年３月31日現在)	当事業年度 (平成20年３月31日現在)
※１　有形固定資産の減価償却累計額　4百万円 ※２　関係会社に対する負債 　短期借入金　959,030百万円 ３　偶発債務 　株式会社三井住友銀行デュッセルドルフ支店の対顧預金払い戻しに関し、ドイツ銀行協会預金保険基金に対して52,969百万円の保証を行っております。 ４　配当制限 　当社の定款の定めるところにより、優先株主に対しては、一事業年度において下記の各種優先株式の優先配当金を超えて配当することはありません。 　第一種優先株式　１株につき10,500円 　第二種優先株式　１株につき28,500円 　第三種優先株式　１株につき13,700円 　第四種優先株式　１株につき200,000円を上限として発行に際して取締役会の決議によって定める額 　第五種優先株式　１株につき200,000円を上限として発行に際して取締役会の決議によって定める額 　第六種優先株式　１株につき300,000円を上限として発行に際して取締役会の決議によって定める額	※１　有形固定資産の減価償却累計額　8百万円 ※２　関係会社に対する資産及び負債 　預金　53,735百万円 　短期借入金　1,049,030百万円 ３　偶発債務 　株式会社三井住友銀行デュッセルドルフ支店の対顧預金払い戻しに関し、ドイツ銀行協会預金保険基金に対して80,319百万円の保証を行っております。 ４　配当制限 　当社の定款の定めるところにより、優先株主に対しては、一事業年度において下記の各種優先株式の優先配当金を超えて配当することはありません。 　第四種優先株式　１株につき200,000円を上限として発行に際して取締役会の決議によって定める額 　第五種優先株式　１株につき200,000円を上限として発行に際して取締役会の決議によって定める額 　第六種優先株式　１株につき300,000円を上限として発行に際して取締役会の決議によって定める額 　第七種優先株式　１株につき200,000円を上限として発行に際して取締役会の決議によって定める額 　第八種優先株式　１株につき300,000円を上限として発行に際して取締役会の決議によって定める額 　第九種優先株式　１株につき300,000円を上限として発行に際して取締役会の決議によって定める額

（損益計算書関係）

前事業年度 (自　平成18年４月１日 至　平成19年３月31日)	当事業年度 (自　平成19年４月１日 至　平成20年３月31日)
※１　関係会社との取引 　受取利息　203百万円 　支払利息　4,311百万円 ※２　販売費及び一般管理費のうち主要なものは次のとおりであります。なお、全額が一般管理費に属するものであります。 　給料・手当　1,339百万円 　土地建物機械賃借料　321百万円 　広告宣伝費　227百万円 　委託費　666百万円 　租税公課　194百万円	※１　関係会社との取引 　受取利息　263百万円 　支払利息　11,012百万円 ※２　販売費及び一般管理費のうち主要なものは次のとおりであります。なお、全額が一般管理費に属するものであります。 　給料・手当　1,674百万円 　土地建物機械賃借料　361百万円 　広告宣伝費　2,645百万円 　委託費　597百万円

(株主資本等変動計算書関係)

Ⅰ　前事業年度(自　平成18年４月１日　至　平成19年３月31日)

自己株式の種類及び株式数に関する事項

	前事業年度末株式数(株)	当事業年度増加株式数(株)	当事業年度減少株式数(株)	当事業年度末株式数(株)	摘要
自己株式					
普通株式	6,307.15	61,731.41	182.61	67,855.95	(注)１，２
第一種優先株式	―	35,000	35,000	―	(注)３
第二種優先株式	―	100,000	100,000	―	(注)４
第三種優先株式	―	695,000	695,000	―	(注)５
合計	6,307.15	891,731.41	830,182.61	67,855.95	

(注)１　普通株式の自己株式の増加61,731.41株は、平成18年10月17日に、同年６月29日の定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得60,466株、端株の買取による増加1,265.41株であります。

２　普通株式の自己株式の減少182.61株は、端株の売渡し及びストック・オプションの権利行使によるものであります。

３　第一種優先株式の自己株式の増加35,000株は、平成18年５月17日に、平成17年６月29日の定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得によるものであります。また第一種優先株式の自己株式の減少35,000株は、平成18年５月17日に自己株式の消却を実施したことによるものであります。

４　第二種優先株式の自己株式の増加100,000株は、平成18年５月17日及び同年９月６日に、平成17年６月29日及び平成18年６月29日の定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得によるものであります。また第二種優先株式の自己株式の減少100,000株は、平成18年５月17日及び同年９月６日に自己株式の消却を実施したことによるものであります。

５　第三種優先株式の自己株式の増加695,000株は、平成18年９月29日及び同年10月11日に、同年６月29日の定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得645,000株及び同年９月29日に第三種優先株式に係る取得請求権の行使に伴い実施した自己株式の取得50,000株によるものであります。また第三種優先株式の自己株式の減少695,000株は、平成18年９月29日及び同年10月11日に自己株式の消却を実施したことによるものであります。

Ⅱ　当事業年度(自　平成19年４月１日　至　平成20年３月31日)

自己株式の種類及び株式数に関する事項

	前事業年度末株式数(株)	当事業年度増加株式数(株)	当事業年度減少株式数(株)	当事業年度末株式数(株)	摘要
自己株式					
普通株式	67,855.95	895.01	234.55	68,516.41	(注)１，２
合計	67,855.95	895.01	234.55	68,516.41	

(注)１　普通株式の自己株式の増加895.01株は、端株の買取りによるものであります。

２　普通株式の自己株式の減少234.55株は、端株の売渡し及びストック・オプションの権利行使によるものであります。

(リース取引関係)

Ⅰ　前事業年度(自　平成18年4月1日　至　平成19年3月31日)

記載対象の取引はありません。

Ⅱ　当事業年度(自　平成19年4月1日　至　平成20年3月31日)

記載対象の取引はありません。

(有価証券関係)

Ⅰ　前事業年度(平成19年3月31日現在)

子会社株式及び関連会社株式で時価のあるものはありません。

Ⅱ　当事業年度(平成20年3月31日現在)

子会社株式及び関連会社株式で時価のあるもの

	貸借対照表計上額	時価	差額
関連会社株式	3,265百万円	3,265百万円	―百万円

(注)　時価は、当事業年度末日における市場価格等に基づいております。

(税効果会計関係)

前事業年度 (自　平成18年4月1日 至　平成19年3月31日)		当事業年度 (自　平成19年4月1日 至　平成20年3月31日)	
1　繰延税金資産の発生の主な原因別の内訳		1　繰延税金資産の発生の主な原因別の内訳	
繰延税金資産		繰延税金資産	
子会社株式	1,202,944百万円	子会社株式	1,202,944百万円
その他	2,651百万円	その他	3,909百万円
繰延税金資産小計	1,205,596百万円	繰延税金資産小計	1,206,854百万円
評価性引当額	△1,203,015百万円	評価性引当額	△1,204,891百万円
繰延税金資産合計	2,581百万円	繰延税金資産合計	1,962百万円
繰延税金資産の純額	2,581百万円	繰延税金資産の純額	1,962百万円
2　法定実効税率と税効果会計適用後の法人税等の負担率との間の差異の原因となった主な項目別の内訳		2　法定実効税率と税効果会計適用後の法人税等の負担率との間の差異の原因となった主な項目別の内訳	
法定実効税率	40.69%	法定実効税率	40.69%
(調整)		(調整)	
受取配当金益金不算入	△40.45%	受取配当金益金不算入	△36.00%
		評価性引当額	2.11%
その他	0.02%	その他	0.04%
税効果会計適用後の法人税等の負担率	0.26%	税効果会計適用後の法人税等の負担率	6.84%

(企業結合等関係)

Ⅰ　前事業年度(自　平成18年４月１日　至　平成19年３月31日)

(共通支配下の取引等関係)

「第５　経理の状況　１　連結財務諸表等　(1) 連結財務諸表　注記事項(企業結合等関係)」に記載しております。

Ⅱ　当事業年度(自　平成19年４月１日　至　平成20年３月31日)

該当ありません。

（１株当たり情報）

		前事業年度 (自　平成18年４月１日 至　平成19年３月31日)	当事業年度 (自　平成19年４月１日 至　平成20年３月31日)
１株当たり純資産額	円	342,382.75	339,454.71
１株当たり当期純利益	円	46,326.41	9,134.13
潜在株式調整後 １株当たり当期純利益	円	41,973.46	9,133.76

(注) １　１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定上の基礎は、次のとおりであります。

		前事業年度 (自　平成18年４月１日 至　平成19年３月31日)	当事業年度 (自　平成19年４月１日 至　平成20年３月31日)
１株当たり当期純利益			
当期純利益	百万円	363,535	82,975
普通株主に帰属しない金額	百万円	12,958	12,958
(うち優先配当額)	百万円	12,958	12,958
普通株式に係る当期純利益	百万円	350,576	70,016
普通株式の期中平均株式数	千株	7,567	7,665
潜在株式調整後１株当たり当期純利益			
当期純利益調整額	百万円	6,763	―
(うち優先配当額)	百万円	6,763	―
普通株式増加数	千株	945	0
(うち優先株式)	千株	945	―
(うち新株予約権)	千株	0	0
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含まれなかった潜在株式の概要		――――	第１－12回第四種優先株式 (発行済株式数50千株)

２　１株当たり純資産額の算定上の基礎は、次のとおりであります。

		前事業年度末 (平成19年３月31日)	当事業年度末 (平成20年３月31日)
純資産の部の合計額	百万円	2,997,898	2,968,749
純資産の部の合計額から 控除する金額	百万円	373,261	366,782
(うち優先株式)	百万円	360,303	360,303
(うち優先配当額)	百万円	12,958	6,479
普通株式に係る期末の純資産額	百万円	2,624,636	2,601,967
１株当たり純資産額の算定に 用いられた期末の普通株式の数	千株	7,665	7,665

（重要な後発事象）

前事業年度 （自　平成18年４月１日 至　平成19年３月31日）	当事業年度 （自　平成19年４月１日 至　平成20年３月31日）
――――――	当社は、平成21年１月に予定されている「株式等の取引に係る決済の合理化を図るための社債等の振替に関する法律等の一部を改正する法律」（平成16年法律第88号。以下、「決済合理化法」という。）の施行による株券電子化に伴い、この制度の取扱対象外とされている端株の整理を行うため、平成20年５月16日開催の取締役会において、「決済合理化法」の施行日の前日を効力発生日として、普通株式１株を100株に分割することを決議いたしました。また、平成20年６月27日開催の定時株主総会及び各種類株式に係る種類株主総会において、発行済株式総数等の増加及び普通株式の単元株式数を100株とする単元株制度の採用等を目的とした定款等の一部変更を決議いたしました。 なお、当該株式分割が前期首に行われたと仮定した場合の前事業年度における１株当たり情報及び当期首に行われたと仮定した場合の当事業年度における１株当たり情報はそれぞれ次のとおりであります。

前事業年度 （自　平成18年４月１日 至　平成19年３月31日）	当事業年度 （自　平成19年４月１日 至　平成20年３月31日）
１株当たり純資産額 3,423円83銭 １株当たり当期純利益 463円26銭 潜在株式調整後 １株当たり当期純利益 419円73銭	１株当たり純資産額 3,394円55銭 １株当たり当期純利益 91円34銭 潜在株式調整後 １株当たり当期純利益 91円34銭

④ 【附属明細表】

当事業年度(自　平成19年４月１日　至　平成20年３月31日)

【有価証券明細表】

該当ありません。

【有形固定資産等明細表】

資産の種類	前期末残高(百万円)	当期増加額(百万円)	当期減少額(百万円)	当期末残高(百万円)	当期末減価償却累計額又は償却累計額(百万円)	当期償却額(百万円)	差引当期末残高(百万円)
有形固定資産							
建物	―	―	―	0	0	0	0
器具及び備品	―	―	―	12	7	3	4
有形固定資産計	―	―	―	13	8	3	4
無形固定資産							
ソフトウェア	―	―	―	73	64	12	9
無形固定資産計	―	―	―	73	64	12	9

(注)　有形固定資産及び無形固定資産の金額は、資産総額の１％以下であるため、「前期末残高」、「当期増加額」及び「当期減少額」の記載を省略しております。

【引当金明細表】

区分	前期末残高(百万円)	当期増加額(百万円)	当期減少額(目的使用)(百万円)	当期減少額(その他)(百万円)	当期末残高(百万円)
賞与引当金	83	81	83	―	81
役員賞与引当金	―	74	―	―	74
役員退職慰労引当金	174	98	46	―	225

(2) 【主な資産及び負債の内容】

当社の主な資産及び負債の内容は、以下のとおりであります。

① 流動資産

現金及び預金

区分	金額(百万円)
現金	0
預金	
当座預金	7,460
譲渡性預金	45,000
その他の預金	1,274
計	53,735
合計	53,735

② 固定資産

関係会社株式

銘柄	金額(百万円)
株式会社三井住友銀行	3,165,707
三井住友カード株式会社	85,290
三井住友ファイナンス&リース株式会社	198,887
株式会社日本総合研究所	20,000
SMBCフレンド証券株式会社	221,525
SMFG Preferred Capital USD1 Limited	41
SMFG Preferred Capital GBP1 Limited	23
SMFG Preferred Capital JPY1 Limited	0
住友三井オートサービス株式会社	44,567
大和証券エスエムビーシー株式会社	203,284
大和住銀投信投資顧問株式会社	8,049
株式会社セントラルファイナンス	3,265
計	3,950,642

③ 流動負債

短期借入金

相手先	金額(百万円)
株式会社三井住友銀行	1,049,030
計	1,049,030

(3) 【その他】

該当ありません。

第6 【提出会社の株式事務の概要】

事業年度	4月1日から3月31日まで
定時株主総会	6月中
基準日	3月31日
株券の種類	1株券、10株券、100株券及び1,000株券
剰余金の配当の基準日	3月31日、9月30日
1単元の株式数	—
株式の名義書換え	
取扱場所	東京都千代田区丸の内一丁目4番4号 住友信託銀行株式会社証券代行部
株主名簿管理人	大阪市中央区北浜四丁目5番33号 住友信託銀行株式会社
取次所	住友信託銀行株式会社本店及び全国各支店
名義書換手数料	無料
不所持株券の交付請求及び株券の汚損又は毀損による再発行請求に係る手数料	株券1枚につき250円
株券喪失登録	
取扱場所	東京都千代田区丸の内一丁目4番4号 住友信託銀行株式会社証券代行部
株主名簿管理人	大阪市中央区北浜四丁目5番33号 住友信託銀行株式会社
取次所	住友信託銀行株式会社本店及び全国各支店
手数料	申請1件につき10,000円 申請に係る株券1枚につき500円
端株の買取り、買増し	
取扱場所	東京都千代田区丸の内一丁目4番4号 住友信託銀行株式会社証券代行部
株主名簿管理人	大阪市中央区北浜四丁目5番33号 住友信託銀行株式会社
取次所	住友信託銀行株式会社本店及び全国各支店
買取、買増手数料	以下の算式により1株当りの金額を算定し、これに買取りまたは買増しに係る端数の1株に対する割合を乗じた額とする。1円未満の端数が生じた場合には、これを切り捨てる。 (算式) 1株当りの買取、買増金額のうち 100万円以下の金額につき 1.150% 100万円を超え500万円以下の金額につき 0.900% 500万円を超え1,000万円以下の金額につき 0.700% 1,000万円を超え3,000万円以下の金額につき 0.575% 3,000万円を超え5,000万円以下の金額につき 0.375% ただし、1株当りの算定金額が2,500円に満たない場合には、2,500円とする。
公告掲載方法	日本経済新聞。ただし、決算公告につきましては、当社ウェブサイトに掲載いたします。
株主に対する特典	該当ありません

(注) 「会社法の施行に伴う関係法律の整備等に関する法律」第86条第1項に従い、旧商法第220条ノ2第1項に規定する端株原簿を作成しております。

第７ 【提出会社の参考情報】

１ 【提出会社の親会社等の情報】

当社には、親会社等はありません。

２ 【その他の参考情報】

当事業年度の開始日から有価証券報告書提出日までの間に、次の書類を提出しております。

(1) 有価証券報告書 及びその添付書類	事業年度 (第５期)	自 至	平成18年４月１日 平成19年３月31日	平成19年６月29日 関東財務局長に提出。

(2) 臨時報告書
の訂正報告書　　平成19年７月30日
関東財務局長に提出。
平成18年10月13日提出の臨時報告書に係る訂正報告書であります。

(3) 半期報告書	(第６期中)	自 至	平成19年４月１日 平成19年９月30日	平成19年12月６日 関東財務局長に提出。

(4) 臨時報告書　　平成20年３月26日
関東財務局長に提出。
企業内容等の開示に関する内閣府令第19条第２項第９号(代表取締役の異動)に基づく臨時報告書であります。

(5) 臨時報告書　　平成20年５月13日
関東財務局長に提出。
企業内容等の開示に関する内閣府令第19条第２項第３号(特定子会社の異動)に基づく臨時報告書であります。

(6) 有価証券報告書
の訂正報告書　　平成20年６月30日
関東財務局長に提出。
平成19年６月29日提出上記(1)の有価証券報告書に係る訂正報告書であります。

(7) 自己株券買付状況報告書　　平成19年４月13日
平成19年５月15日
及び平成19年６月15日
関東財務局長に提出。

第二部 【提出会社の保証会社等の情報】

該当事項はありません。

独立監査人の監査報告書

平成19年６月28日

株式会社三井住友フィナンシャルグループ
　取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	佐	藤	正	典	㊞
指定社員 業務執行社員	公認会計士	沼	野	廣	志	㊞
指定社員 業務執行社員	公認会計士	山	田	裕	行	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友フィナンシャルグループの平成18年４月１日から平成19年３月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結株主資本等変動計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、株式会社三井住友フィナンシャルグループ及び連結子会社の平成19年３月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

独立監査人の監査報告書

平成20年6月27日

株式会社三井住友フィナンシャルグループ

取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	佐　藤　正　典	㊞
指定社員 業務執行社員	公認会計士	沼　野　廣　志	㊞
指定社員 業務執行社員	公認会計士	山　田　裕　行	㊞

当監査法人は、金融商品取引法第193条の2第1項の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友フィナンシャルグループの平成19年4月1日から平成20年3月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結株主資本等変動計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、株式会社三井住友フィナンシャルグループ及び連結子会社の平成20年3月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

追記情報

重要な後発事象に記載されているとおり、

1．会社は平成20年4月28日開催の取締役会において、海外特別目的子会社が発行した優先出資証券を償還することを決議した。

2．会社は平成20年4月28日開催の取締役会において、海外特別目的子会社の設立及び当該海外特別目的子会社による優先出資証券の発行を決議し、平成20年5月12日付で払込が完了した。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

独立監査人の監査報告書

平成19年6月28日

株式会社三井住友フィナンシャルグループ
　取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	佐　藤　正　典	㊞
指定社員 業務執行社員	公認会計士	沼　野　廣　志	㊞
指定社員 業務執行社員	公認会計士	山　田　裕　行	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友フィナンシャルグループの平成18年４月１日から平成19年３月31日までの第５期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、株主資本等変動計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、株式会社三井住友フィナンシャルグループの平成19年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

独立監査人の監査報告書

平成19年6月28日

株式会社三井住友フィナンシャルグループ
　取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	佐　藤　正　典	㊞
指定社員 業務執行社員	公認会計士	沼　野　廣　志	㊞
指定社員 業務執行社員	公認会計士	山　田　裕　行	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友フィナンシャルグループの平成18年４月１日から平成19年３月31日までの第５期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、株主資本等変動計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、株式会社三井住友フィナンシャルグループの平成19年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

独立監査人の監査報告書

平成20年６月27日

株式会社三井住友フィナンシャルグループ
　取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	佐　藤　正　典	㊞
指定社員 業務執行社員	公認会計士	沼　野　廣　志	㊞
指定社員 業務執行社員	公認会計士	山　田　裕　行	㊞

当監査法人は、金融商品取引法第193条の２第１項の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友フィナンシャルグループの平成19年４月１日から平成20年３月31日までの第６期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、株主資本等変動計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、株式会社三井住友フィナンシャルグループの平成20年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

SEC Mail
Mail Processing
Section

AUG 18 2008

Washington, DC
106

有価証券報告書

事業年度　　自　平成19年４月１日
（第５期）　　至　平成20年３月31日

株式会社 三井住友銀行

(E03534)

第５期（自平成19年４月１日　至平成20年３月31日）

有価証券報告書

1　本書は金融商品取引法第24条第１項に基づく有価証券報告書を、同法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用し提出したデータに目次及び頁を付して出力・印刷したものであります。

2　本書には、上記の方法により提出した有価証券報告書の添付書類は含まれておりませんが、監査報告書は末尾に綴じ込んでおります。

株式会社　三井住友銀行

目　　次

頁

第5期 有価証券報告書
【表紙】 ……… 1
第一部 【企業情報】 ……… 2
第1 【企業の概況】 ……… 2
1 【主要な経営指標等の推移】 ……… 2
2 【沿革】 ……… 6
3 【事業の内容】 ……… 7
4 【関係会社の状況】 ……… 10
5 【従業員の状況】 ……… 14
第2 【事業の状況】 ……… 15
1 【業績等の概要】 ……… 15
2 【生産、受注及び販売の状況】 ……… 48
3 【対処すべき課題】 ……… 48
4 【事業等のリスク】 ……… 51
5 【経営上の重要な契約等】 ……… 57
6 【研究開発活動】 ……… 57
7 【財政状態及び経営成績の分析】 ……… 58
第3 【設備の状況】 ……… 70
1 【設備投資等の概要】 ……… 70
2 【主要な設備の状況】 ……… 71
3 【設備の新設、除却等の計画】 ……… 72
第4 【提出会社の状況】 ……… 73
1 【株式等の状況】 ……… 73
2 【自己株式の取得等の状況】 ……… 78
3 【配当政策】 ……… 80
4 【株価の推移】 ……… 80
5 【役員の状況】 ……… 81
6 【コーポレート・ガバナンスの状況】 ……… 86
第5 【経理の状況】 ……… 95
1 【連結財務諸表等】 ……… 96
2 【財務諸表等】 ……… 172
第6 【提出会社の株式事務の概要】 ……… 207
第7 【提出会社の参考情報】 ……… 208
1 【提出会社の親会社等の情報】 ……… 208
2 【その他の参考情報】 ……… 208
第二部 【提出会社の保証会社等の情報】 ……… 210
監査報告書

【表紙】

【提出書類】	有価証券報告書
【根拠条文】	金融商品取引法第24条第１項
【提出先】	関東財務局長
【提出日】	平成20年６月30日
【事業年度】	第５期(自　平成19年４月１日　至　平成20年３月31日)
【会社名】	株式会社三井住友銀行
【英訳名】	Sumitomo Mitsui Banking Corporation
【代表者の役職氏名】	頭取　　奥　　　正　之
【本店の所在の場所】	東京都千代田区有楽町一丁目１番２号
【電話番号】	東京(03)3501-1111(大代表)
【事務連絡者氏名】	財務企画部副部長　　山　崎　　　武
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	金融商品取引法の規定による備置場所はありません。

第１ 【企業の概況】

１ 【主要な経営指標等の推移】

(1) 当連結会計年度の前４連結会計年度及び当連結会計年度に係る主要な経営指標等の推移

		平成15年度	平成16年度	平成17年度	平成18年度	平成19年度
		(自平成15年４月１日 至平成16年３月31日)	(自平成16年４月１日 至平成17年３月31日)	(自平成17年４月１日 至平成18年３月31日)	(自平成18年４月１日 至平成19年３月31日)	(自平成19年４月１日 至平成20年３月31日)
連結経常収益	百万円	2,717,005	2,691,357	2,750,274	2,925,665	3,411,052
うち連結信託報酬	百万円	334	2,609	8,626	3,482	3,710
連結経常利益(△は連結経常損失)	百万円	282,159	△99,752	862,062	716,697	734,958
連結当期純利益(△は連結当期純損失)	百万円	301,664	△278,995	563,584	401,795	351,820
連結純資産額	百万円	2,722,161	2,633,912	3,598,294	5,412,458	5,080,747
連結総資産額	百万円	99,843,258	97,478,308	104,418,597	98,570,638	108,637,791
１株当たり純資産額	円	25,928.02	23,977.62	41,444.83	67,823.69	60,442.81
１株当たり当期純利益(△は１株当たり当期純損失)	円	5,238.85	△5,300.46	9,864.54	7,072.09	6,132.91
潜在株式調整後１株当たり当期純利益	円	5,231.31	―	9,827.19	7,012.46	6,132.75
連結自己資本比率(国際統一基準)	%	10.89	10.60	10.77	12.95	12.19
連結自己資本利益率	%	25.38	―	30.15	12.95	9.56
連結株価収益率	倍	―	―	―	―	―
営業活動によるキャッシュ・フロー	百万円	3,227,358	△3,878,709	2,552,078	△8,335,522	5,277,695
投資活動によるキャッシュ・フロー	百万円	△2,699,338	2,966,457	△381,284	5,177,694	△4,613,441
財務活動によるキャッシュ・フロー	百万円	103,479	309,860	54,358	△81,995	138,059
現金及び現金同等物の期末残高	百万円	3,525,056	2,926,227	5,155,217	1,907,823	2,720,542
従業員数〔外、平均臨時従業員数〕	人	33,895〔11,825〕	32,868〔12,954〕	32,918〔12,923〕	31,718〔13,222〕	36,085〔13,317〕
信託財産額	百万円	429,388	777,177	1,305,915	1,174,396	1,175,711

(注) １ 当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

２ 平成18年度から、連結純資産額及び連結総資産額の算定に当たっては、「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準第５号)及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準適用指針第８号)を適用しております。

３ 平成18年度から、１株当たり純資産額は、「１株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第４号)が改正されたことに伴い、繰延ヘッジ損益を含めて算出しております。

４ 潜在株式調整後１株当たり当期純利益につきましては、平成16年度は連結当期純損失が計上されているため、記載しておりません。

5　連結自己資本比率は、平成18年度から、銀行法第14条の２の規定に基づく平成18年金融庁告示第19号に定められた算式に基づき算出しております。当行は国際統一基準を適用しております。なお、平成17年度以前は、銀行法第14条の２の規定に基づく平成５年大蔵省告示第55号に定められた算式に基づき算出しております。
6　連結自己資本利益率は、平成18年度から、連結当期純利益から当期優先株式配当金総額を控除した金額を優先株式、新株予約権及び少数株主持分控除後の期中平均連結純資産額で除して算出しております。なお、平成17年度以前は、連結当期純利益から当期優先株式配当金総額を控除した金額を、優先株式控除後の期中平均連結純資産額で除して算出しております。また、平成16年度は連結当期純損失が計上されているため、記載しておりません。
7　連結株価収益率につきましては、株式が非上場であるため、記載しておりません。
8　信託財産額は、「金融機関の信託業務の兼営等に関する法律」に基づく信託業務に係る信託財産額を記載しております。なお、該当する信託業務を営む会社は提出会社１社であります。

(2) 当行の当事業年度の前4事業年度及び当事業年度に係る主要な経営指標等の推移

回次		第1期	第2期	第3期	第4期	第5期
決算年月		平成16年3月	平成17年3月	平成18年3月	平成19年3月	平成20年3月
経常収益	百万円	2,322,363	2,289,372	2,287,935	2,451,351	2,933,626
うち信託報酬	百万円	334	2,609	8,626	3,482	3,710
経常利益 (△は経常損失)	百万円	185,138	△71,680	720,933	573,313	510,739
当期純利益 (△は当期純損失)	百万円	301,113	△136,854	519,520	315,740	205,742
資本金	百万円	559,985	664,986	664,986	664,986	664,986
発行済株式総数	千株	普通株式 54,811 優先株式 967	普通株式 55,212 優先株式 900	普通株式 55,212 優先株式 900	普通株式 56,355 優先株式 70	普通株式 56,355 優先株式 70
純資産額	百万円	2,870,870	2,752,735	3,634,776	3,992,884	3,493,249
総資産額	百万円	94,109,074	91,129,776	97,443,428	91,537,228	100,033,020
預金残高	百万円	60,067,417	62,788,328	65,070,784	66,235,002	66,417,260
貸出金残高	百万円	50,810,144	50,067,586	51,857,559	53,756,440	56,957,813
有価証券残高	百万円	26,592,584	23,676,696	25,202,541	20,060,873	22,758,241
1株当たり純資産額	円	28,641.10	26,129.71	42,105.57	67,124.90	58,204.22
1株当たり配当額 (うち1株当たり 中間配当額)	円	普通株式 4,177 第一種優先株式 10,500 第二種優先株式 28,500 第三種優先株式 13,700 (普通株式 528) (第一種優先株式 10,500) (第二種優先株式 28,500) (第三種優先株式 13,700)	普通株式 683 第一種優先株式 10,500 第二種優先株式 28,500 第三種優先株式 13,700 第1回第六種優先株式 485 (普通株式 683) (第一種優先株式 10,500) (第二種優先株式 28,500) (第三種優先株式 13,700) (第1回第六種優先株式 —)	普通株式 5,714 第一種優先株式 10,500 第二種優先株式 28,500 第三種優先株式 13,700 第1回第六種優先株式 88,500 (普通株式 280) (第一種優先株式 10 500) (第二種優先株式 28,500) (第三種優先株式 13,700) (第1回第六種優先株式 88,500)	普通株式 763 第1回第六種優先株式 88,500 (普通株式 763) (第1回第六種優先株式 88,500)	普通株式 1,487 第1回第六種優先株式 88,500 (普通株式 1,269) (第1回第六種優先株式 44,250)
1株当たり当期純利益 (△は1株当たり 当期純損失)	円	5,228.80	△2,718.23	9,066.46	5,533.69	3,540.84
潜在株式調整後 1株当たり当期純利益	円	5,221.53	—	9,050.63	5,487.21	—
単体自己資本比率	%	11.36	11.32	11.35	13.45	12.67
自己資本利益率	%	22.49	—	26.57	10.13	5.64
株価収益率	倍	—	—	—	—	—
配当性向	%	79.88	—	63.02	13.89	41.99
従業員数	人	17,546	16,338	16,050	16,407	17,886
信託財産額	百万円	429,388	777,177	1,305,915	1,174,396	1,175,711
信託勘定貸出金残高	百万円	10,000	9,780	7,870	5,350	223,740
信託勘定有価証券残高	百万円	4,645	81,840	238,205	267,110	273,504

(注) 1　消費税及び地方消費税の会計処理は、税抜方式によっております。
2　第4期から、純資産額及び総資産額の算定に当たっては、「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準第5号)及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準適用指針第8号)を適用しております。
3　第4期から、1株当たり純資産額の算定に当たっては、「1株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第4号)が改正されたことに伴い、繰延ヘッジ損益を含めて算出しております。
4　第5期中間配当についての取締役会決議は平成19年11月19日に行いました。
5　潜在株式調整後1株当たり当期純利益につきましては、第2期は当期純損失が計上されているため、また第5期は潜在株式が存在しないため、記載しておりません。
6　単体自己資本比率は、第4期から、銀行法第14条の2の規定に基づく平成18年金融庁告示第19号に定められた算式に基づき算出しております。当行は国際統一基準を適用しております。
なお、第3期以前は、銀行法第14条の2の規定に基づく平成5年大蔵省告示第55号に定められた算式に基づき算出しております。
7　自己資本利益率は、当期純利益から当期優先株式配当金総額を控除した金額を、優先株式控除後の期中平均純資産額で除して算出しております。なお、第2期は当期純損失が計上されているため、記載しておりません。
8　株価収益率につきましては、株式が非上場であるため記載しておりません。
9　配当性向は、当期普通株式配当金総額を、当期純利益から当期優先株式配当金総額を控除した金額で除して算出しております。なお、第2期は当期純損失が計上されているため、記載しておりません。
10　信託財産額は、「金融機関の信託業務の兼営等に関する法律」に基づく信託業務に係る信託財産額を記載しております。

2 【沿革】

明治９年７月	私盟会社三井銀行創立
26年６月	私盟会社三井銀行、合名会社に改組(資本金200万円)
28年11月	住友銀行創業(個人経営)
42年11月	合名会社三井銀行、株式会社に改組(資本金2,000万円)
45年３月	株式会社住友銀行設立(資本金1,500万円)
昭和11年12月	兵庫県下主要７行の合併により株式会社神戸銀行設立
15年12月	大日本無尽株式会社設立
18年４月	株式会社三井銀行、株式会社第一銀行と合併し株式会社帝国銀行となる
19年８月	株式会社帝国銀行、株式会社十五銀行を合併
20年７月	株式会社住友銀行、株式会社阪南銀行と株式会社池田実業銀行を合併
20年７月	株式会社神戸銀行、信託業務の兼営を開始
23年４月	大日本無尽株式会社、日本無尽株式会社に商号変更
23年10月	株式会社帝国銀行、株式会社第一銀行を分離し株式会社帝国銀行となる
23年10月	株式会社住友銀行、株式会社大阪銀行に商号変更
24年５月	株式会社帝国銀行、東京証券取引所及び大阪証券取引所に株式を上場
24年５月	株式会社大阪銀行、大阪証券取引所及び東京証券取引所に株式を上場 (その後、昭和25年４月札幌証券取引所、平成元年３月名古屋証券取引所に株式を上場)
26年10月	日本無尽株式会社、株式会社日本相互銀行に商号変更
27年12月	株式会社大阪銀行、株式会社住友銀行に行名復帰
29年１月	株式会社帝国銀行、株式会社三井銀行に行名復帰
35年４月	株式会社神戸銀行、信託業務及び勘定を東洋信託銀行株式会社に譲渡
40年４月	株式会社住友銀行、株式会社河内銀行を合併
43年４月	株式会社三井銀行、株式会社東都銀行を合併
43年12月	株式会社日本相互銀行、普通銀行に転換し株式会社太陽銀行に商号変更
48年10月	株式会社神戸銀行と株式会社太陽銀行が合併し株式会社太陽神戸銀行となる
61年10月	株式会社住友銀行、株式会社平和相互銀行を合併
平成元年１月	株式会社住友銀行、ロンドン証券取引所に株式を上場
２年４月	株式会社三井銀行と株式会社太陽神戸銀行が合併し株式会社太陽神戸三井銀行となる
４年４月	株式会社太陽神戸三井銀行、株式会社さくら銀行に商号変更
８年６月	株式会社わかしお銀行設立(資本金400億円)
13年４月	株式会社さくら銀行と株式会社住友銀行が合併し株式会社三井住友銀行となる
14年11月	株式会社三井住友銀行、株式上場を廃止
14年12月	株式会社三井住友銀行が株式移転により完全親会社である株式会社三井住友フィナンシャルグループを設立し、その完全子会社となる
15年３月	株式会社三井住友銀行と株式会社わかしお銀行が合併し、新商号を株式会社三井住友銀行とする
平成20年３月末現在	連結子会社128社、持分法適用会社40社 当行の国内本支店473、国内出張所157、海外支店19、海外出張所６、海外駐在員事務所15

3 【事業の内容】

(1) 当行グループの事業の内容

当行グループ(当行及び当行の関係会社(うち連結子会社128社、持分法適用会社40社))は、銀行業務を中心に、リース業務、証券業務、クレジットカード業務、投融資業務、融資業務、ベンチャーキャピタル業務などの金融サービスに係る事業を行っております。

なお、各事業部門(「第5　経理の状況　1　連結財務諸表等 (1) 連結財務諸表　注記事項 (セグメント情報)」に掲げる「事業の種類別セグメント情報」の区分と同一)における当行及び当行の関係会社の位置づけ等は次のとおりであります。

当行の親会社である株式会社三井住友フィナンシャルグループは同社の関係会社に係る経営管理及びこれに附帯する業務を行っております。

(銀行業)

当行の本店及び国内・海外の支店等において、預金業務、貸出業務、商品有価証券売買業務、有価証券投資業務、内国為替業務、外国為替業務、金融先物取引等の受託等業務、社債受託及び登録業務、信託業務、証券投資信託・保険商品の窓口販売業務、証券仲介業務等を行っております。

また、国内で株式会社みなと銀行、株式会社関西アーバン銀行、株式会社ジャパンネット銀行が、海外ではSumitomo Mitsui Banking Corporation Europe Limited、Manufacturers Bank、Sumitomo Mitsui Banking Corporation of Canada、Banco Sumitomo Mitsui Brasileiro S.A.、PT Bank Sumitomo Mitsui Indonesiaが、預金業務、貸出業務等を展開するとともに、SMBC信用保証株式会社が、国内において当行の取扱う住宅ローン等に対する信用保証業務を行っております。

(その他事業)

当事業部門では、国内においてさくらカード株式会社、ポケットカード株式会社、株式会社オーエムシーカードがクレジットカード業務を、株式会社クオーク、株式会社セントラルファイナンスが、個品割賦あっせん・総合割賦あっせん業務を、SMBCコンサルティング株式会社が経営相談業務、会員事業を、SMBCファイナンスサービス株式会社が融資業務、ファクタリング業務、集金代行業務を、フィナンシャル・リンク株式会社が情報処理サービス業務、コンサルティング業務を、株式会社さくらケーシーエス、さくら情報システム株式会社がシステム開発・情報処理業務を、プロミス株式会社、アットローン株式会社、三洋信販株式会社が消費者金融業務を、エヌ・アイ・エフSMBCベンチャーズ株式会社がベンチャーキャピタル業務を、三井住友アセットマネジメント株式会社が投資顧問業務、投資信託委託業務を、ジャパン・ペンション・ナビゲーター株式会社が確定拠出年金の運営管理業務を行っており、また海外ではSMBC Leasing and Finance, Inc.がリース業務を、SMBC Capital Markets, Inc.がスワップ関連業務、投融資業務を、SMBC Capital Markets Limitedがスワップ関連業務を、SMBC Securities, Inc.が証券業務を行う等、銀行業務以外の金融サービスに係る事業を行っております。

(2) 当行グループの事業系統図

(□は連結子会社、○は持分法適用会社。)


（親会社）株式会社三井住友フィナンシャルグループ
株式会社三井住友銀行
銀行業
… 国内本支店473、海外支店19
主な関係会社
<国内>
□株式会社みなと銀行（東京・大阪各証券取引所市場第一部上場）
□株式会社関西アーバン銀行（東京・大阪各証券取引所市場第一部上場）
□株式会社ジャパンネット銀行（インターネット専業銀行）
□SMBC信用保証株式会社（信用保証業務）
<海外>
□Sumitomo Mitsui Banking Corporation Europe Limited
□Manufacturers Bank
□Sumitomo Mitsui Banking Corporation of Canada
□Banco Sumitomo Mitsui Brasileiro S.A.
□PT Bank Sumitomo Mitsui Indonesia
その他事業
主な関係会社
<国内>
□さくらカード株式会社（クレジットカード業務）
□株式会社クオーク（個品割賦あっせん・総合割賦あっせん業務）
□SMBCコンサルティング株式会社（経営相談業務、会員事業）
□SMBCファイナンスサービス株式会社（融資業務、ファクタリング業務、集金代行業務）
□フィナンシャル・リンク株式会社（情報処理サービス業務、コンサルティング業務）
□株式会社さくらケーシーエス（大阪証券取引所市場第二部上場）（システム開発・情報処理業務）
□さくら情報システム株式会社（システム開発・情報処理業務）
○プロミス株式会社（東京証券取引所市場第一部上場）（消費者金融業務）
○アットローン株式会社（消費者金融業務）
○三洋信販株式会社（消費者金融業務）
○ポケットカード株式会社（東京・大阪各証券取引所市場第一部上場）（クレジットカード業務）
○株式会社セントラルファイナンス（東京・名古屋各証券取引所市場第一部上場）
（個品割賦あっせん・総合割賦あっせん業務）
○株式会社オーエムシーカード（東京証券取引所市場第一部上場）（クレジットカード業務）
○エヌ・アイ・エフSMBCベンチャーズ株式会社（ジャスダック証券取引所上場）（ベンチャーキャピタル業務）
○三井住友アセットマネジメント株式会社（投資顧問業務、投資信託委託業務）
○ジャパン・ペンション・ナビゲーター株式会社（確定拠出年金の運営管理業務）
<海外>
□SMBC Leasing and Finance, Inc.（リース業務）
□SMBC Capital Markets, Inc.（スワップ関連業務、投融資業務）
□SMBC Capital Markets Limited（スワップ関連業務）
□SMBC Securities, Inc.（証券業務）
三井住友ファイナンス&リース株式会社（リース業務）
住友三井オートサービス株式会社（リース業務）
三井住友カード株式会社（クレジットカード業務）
SMBCフレンド証券株式会社（証券業務）
株式会社日本総合研究所（システム開発・情報処理業務、コンサルティング業務、シンクタンク業務）
大和証券エスエムビーシー株式会社（証券業務、金融派生商品業務）
大和住銀投信投資顧問株式会社（投資顧問業務、投資信託委託業務）

（参考）　当行の組織図
当行の経営組織図は次のとおりであります。

（平成20年６月30日現在）



4 【関係会社の状況】

名称	住所	資本金又は出資金(百万円)	主要な事業の内容	議決権の所有(又は被所有)割合(%)	当行との関係内容				
					役員の兼任等(人)	資金援助	営業上の取引	設備の賃貸借	業務提携
(親会社) 株式会社三井住友フィナンシャルグループ(注)7	東京都 千代田区	1,420,877	銀行持株会社	(被所有) 100	14 (11)	—	経営管理 金銭貸借関係 預金取引関係	当行から建物の一部を賃借	(注) 4,5
(連結子会社) 株式会社みなと銀行(注)7,8	神戸市 中央区	27,484	銀行業	46.34 (1.23)	5	—	金銭貸借関係 預金取引関係	当行から建物の一部を賃借	—
株式会社関西アーバン銀行(注)7	大阪市 中央区	37,040	銀行業	48.25 (5.94)	4	—	金銭貸借関係 預金取引関係	当行から建物の一部を賃借	—
株式会社ジャパンネット銀行	東京都 新宿区	37,250	銀行業	59.70	9	—	預金取引関係	—	—
SMBC信用保証株式会社(注)6	東京都 港区	187,720	銀行業	100 (100)	15	—	預金取引関係	当行から建物の一部を賃借	—
Sumitomo Mitsui Banking Corporation Europe Limited (注)6	英国 ロンドン市	百万米ドル 1,700	銀行業	100	5	—	コルレス関係 金銭貸借関係 預金取引関係	—	—
Manufacturers Bank	アメリカ合衆国 カリフォルニア州 ロスアンゼルス市	千米ドル 80,786	銀行業	100	5 (1)	—	コルレス関係 金銭貸借関係 預金取引関係	—	—
Sumitomo Mitsui Banking Corporation of Canada	カナダ国 オンタリオ州 トロント市	千カナダドル 169,000	銀行業	100	3	—	コルレス関係 金銭貸借関係 預金取引関係	—	—
Banco Sumitomo Mitsui Brasileiro S.A.	ブラジル連邦共和国 サンパウロ市	千ブラジルレアル 409,356	銀行業	100	3	—	コルレス関係 金銭貸借関係 預金取引関係	—	—
PT Bank Sumitomo Mitsui Indonesia	インドネシア共和国 ジャカルタ市	億インドネシアルピア 15,024	銀行業	99.00	4	—	コルレス関係 金銭貸借関係 預金取引関係	—	—
さくらカード株式会社	東京都 中央区	7,438	その他事業 (クレジットカード業)	95.74 (10.59)	15	—	金銭貸借関係 預金取引関係 保証取引関係	—	—
株式会社クオーク	東京都 港区	4,750	その他事業 (個品割賦あっせん・総合割賦あっせん業)	18.33 (7.33) [38.20]	10	—	金銭貸借関係 預金取引関係	—	(注) 4
SMBCコンサルティング株式会社	東京都 千代田区	1,100	その他事業 (経営相談業、会員事業)	75 (25)	6	—	預金取引関係	—	—
SMBCファイナンスサービス株式会社 (注)6	東京都 港区	71,705	その他事業 (融資業、ファクタリング業、集金代行業)	100 (100)	15	—	金銭貸借関係 預金取引関係 業務委託関係	—	—

名称	住所	資本金又は出資金(百万円)	主要な事業の内容	議決権の所有(又は被所有)割合(%)	当行との関係内容				
					役員の兼任等(人)	資金援助	営業上の取引	設備の賃貸借	業務提携
フィナンシャル・リンク株式会社	東京都港区	160	その他事業(情報処理サービス業、コンサルティング業)	100 (100)	4	—	預金取引関係	—	—
株式会社さくらケーシーエス(注)7	神戸市中央区	2,054	その他事業(システム開発・情報処理業)	32.53 (5.00) [17.68]	8	—	預金取引関係 業務委託関係	当行に建物の一部を賃貸	—
さくら情報システム株式会社	東京都中央区	600	その他事業(システム開発・情報処理業)	66	10	—	預金取引関係 業務委託関係	当行から建物の一部を賃借	—
SMBCファイナンスビジネス・プランニング株式会社	東京都千代田区	10	その他事業(経営管理業)	100	4	—	預金取引関係	当行から建物の一部を賃借	—
SMBCローンビジネス・プランニング株式会社(注)6	東京都千代田区	100,010	その他事業(経営管理業)	100	7	—	預金取引関係	当行から建物の一部を賃借	—
SMBC債権回収株式会社	東京都中央区	1,000	その他事業(債権管理回収業)	100	24	—	預金取引関係 業務委託関係	当行から建物の一部を賃借	—
SMBC Leasing and Finance, Inc.	アメリカ合衆国デラウエア州ウィルミントン市	米ドル 1,620	その他事業(リース業)	97.38 (7.69)	6	—	金銭貸借関係 預金取引関係	当行から建物の一部を賃借	—
SMBC Capital Markets, Inc.	アメリカ合衆国デラウエア州ウィルミントン市	米ドル 100	その他事業(スワップ関連業、投融資業)	100 (10)	5	—	預金取引関係 スワップ関連業務関係	当行から建物の一部を賃借	—
SMBC Securities, Inc.	アメリカ合衆国デラウエア州ドーバー市	米ドル 100	その他事業(証券業)	100 (10)	6	—	金銭貸借関係 預金取引関係	当行から建物の一部を賃借	—
SMBC Financial Services, Inc.	アメリカ合衆国デラウエア州ドーバー市	米ドル 300	その他事業(投融資業)	100	3	—	預金取引関係	—	—
SMBC Cayman LC Limited(注)6	英領グランドケイマン島	百万米ドル 1,375	その他事業(保証業務)	100	3	—	保証取引関係	—	—
SMBC MVI SPC	英領グランドケイマン島	百万米ドル 45	その他事業(投融資業)	100	2	—	金銭貸借関係 預金取引関係	—	—
SMBC DIP Limited	英領グランドケイマン島	百万米ドル 1	その他事業(投融資業)	100	2	—	金銭貸借関係 預金取引関係	—	—
Sumitomo Finance (Asia) Limited	英領グランドケイマン島	千米ドル 35,000	その他事業(投融資業)	100	2	—	預金取引関係 業務委託関係	—	—
SBTC, Inc.	アメリカ合衆国デラウエア州ウィルミントン市	米ドル 1	その他事業(投融資業)	100	3	—	預金取引関係	—	—

名称	住所	資本金又は出資金(百万円)	主要な事業の内容	議決権の所有(又は被所有)割合(%)	当行との関係内容				
					役員の兼任等(人)	資金援助	営業上の取引	設備の賃貸借	業務提携
SB Treasury Company L.L.C.	アメリカ合衆国デラウエア州ウィルミントン市	百万米ドル 470	その他事業(投融資業)	100 (100)	4	—	金銭貸借関係 預金取引関係	—	—
SFVI Limited	英領バージンアイランドロードタウン市	米ドル 300	その他事業(投融資業)	100	2	—	預金取引関係 業務委託関係	—	—
SB Equity Securities (Cayman), Limited	英領グランドケイマン島	1	その他事業(融資業)	100	3	—	金銭貸借関係 預金取引関係	—	—
Sakura Finance (Cayman) Limited	英領グランドケイマン島	千米ドル 100	その他事業(融資業)	100	1	—	金銭貸借関係 預金取引関係	—	—
Sakura Capital Funding (Cayman) Limited	英領グランドケイマン島	千米ドル 100	その他事業(融資業)	100	1	—	預金取引関係	—	—
Sakura Preferred Capital (Cayman) Limited	英領グランドケイマン島	10	その他事業(融資業)	100	2	—	金銭貸借関係 預金取引関係	—	—
SMBC International Finance N.V.	オランダ領キュラソー	千米ドル 200	その他事業(融資業)	100	1	—	金銭貸借関係 預金取引関係	—	—
SMBC Preferred Capital USD 1 Limited(注)6	英領グランドケイマン島	千米ドル 1,664,000	その他事業(融資業)	100	2	—	金銭貸借関係 預金取引関係	—	—
SMBC Preferred Capital GBP 1 Limited(注)6	英領グランドケイマン島	千英ポンド 505,000	その他事業(融資業)	100	2	—	金銭貸借関係 預金取引関係	—	—
SMBC Preferred Capital JPY 1 Limited(注)6	英領グランドケイマン島	137,000	その他事業(融資業)	100	2	—	金銭貸借関係 預金取引関係	—	—
SMBC Capital Markets Limited	英国ロンドン市	百万米ドル 547	その他事業(スワップ関連業)	100	4	—	預金取引関係 スワップ関連業務関係	当行から建物の一部を賃借	—
Sumitomo Finance International plc	英国ロンドン市	千英ポンド 90,000	その他事業(投融資業)	100	2	—	—	当行から建物の一部を賃借	—
Sumitomo Mitsui Finance Dublin Limited	アイルランド共和国ダブリン市	千米ドル 18,000	その他事業(投融資業)	100	1	—	金銭貸借関係 預金取引関係 スワップ業務関係 業務委託関係	—	—
Sakura Finance Asia Limited	中華人民共和国香港特別行政区	百万米ドル 65.5	その他事業(投融資業)	100	2	—	金銭貸借関係 預金取引関係	—	—
Sumitomo Mitsui Finance Australia Limited	オーストラリア連邦シドニー市	百万豪ドル 156.5	その他事業(投融資業)	100	3	—	コルレス関係 預金取引関係	当行に建物の一部を賃貸	—
その他85社	—	—	—	—	—	—	—	—	—

名称	住所	資本金又は出資金(百万円)	主要な事業の内容	議決権の所有(又は被所有)割合(%)	当行との関係内容				
					役員の兼任等(人)	資金援助	営業上の取引	設備の賃貸借	業務提携
(持分法適用子会社) その他3社	―	―	―	―	―	―	―	―	―
(持分法適用関連会社) プロミス株式会社(注)7	東京都千代田区	80,737	その他事業(消費者金融業)	22.02	2	―	金銭貸借関係 預金取引関係 保証取引関係	当行に建物の一部を賃貸	(注)5
アットローン株式会社	東京都港区	10,912	その他事業(消費者金融業)	49.99	4 (1)	―	金銭貸借関係 預金取引関係	当行から設備の一部を賃借	―
三洋信販株式会社(注)7	福岡市博多区	16,268	その他事業(消費者金融業)	0 [100]	2 (1)	―	金銭貸借関係 預金取引関係	―	―
ポケットカード株式会社(注)7	東京都港区	11,268	その他事業(クレジットカード業)	4.99 [42.02]	4 (2)	―	金銭貸借関係 預金取引関係	―	―
株式会社セントラルファイナンス(注)7	名古屋市中区	23,254	その他事業(個品割賦あっせん・総合割賦あっせん業)	15.33 [9.41]	―	―	金銭貸借関係 預金取引関係	―	(注)4
株式会社オーエムシーカード(注)7	東京都港区	43,343	その他事業(クレジットカード業)	32.61	―	―	金銭貸借関係 預金取引関係	―	―
エヌ・アイ・エフSMBCベンチャーズ株式会社(注)7	東京都千代田区	18,767	その他事業(ベンチャーキャピタル業)	40.10	4	―	金銭貸借関係 預金取引関係	―	―
三井住友アセットマネジメント株式会社(注)7	東京都港区	2,000	その他事業(投資顧問業、投資信託委託業)	17.5	2	―	預金取引関係 業務委託関係	―	―
ジャパン・ペンション・ナビゲーター株式会社	東京都中央区	1,600	その他事業(確定拠出年金の運営管理業)	30	3	―	業務委託関係 預金取引関係	―	―
その他28社	―	―	―	―	―	―	―	―	―

(注) 1 連結子会社、持分法適用関連会社の「主要な事業の内容」欄には、事業の種類別セグメントの名称を記載しております。

2 「議決権の所有(又は被所有)割合」欄の( )内は子会社による間接所有の割合(内書き)、[ ]内は緊密な者又は同意している者の所有割合(外書き)であります。

3 「当行との関係内容」の「役員の兼任等」欄の( )内は、当行の役員(内書き)であります。

4 当行、株式会社三井住友フィナンシャルグループ、三井住友カード株式会社及び株式会社クオークは、株式会社セントラルファイナンス及び三井物産株式会社との間で、コンシューマー・ファイナンス事業分野における業務提携を行っております。

5 当行及び株式会社三井住友フィナンシャルグループは、プロミス株式会社との間で、コンシューマー・ファイナンス事業分野における業務提携を行っております。

6 上記関係会社のうち、特定子会社に該当する会社は、SMBC信用保証株式会社、Sumitomo Mitsui Banking Corporation Europe Limited、SMBCファイナンスサービス株式会社、SMBCローンビジネス・プランニング株式会社、SMBC Cayman LC Limited、SMBC Preferred Capital USD 1 Limited、SMBC Preferred Capital GBP 1 Limited、SMBC Preferred Capital JPY 1 Limitedであります。

7 上記関係会社のうち、有価証券報告書を提出している会社は、株式会社三井住友フィナンシャルグループ、株式会社みなと銀行、株式会社関西アーバン銀行、株式会社さくらケーシーエス、プロミス株式会社、三洋信販株式会社、ポケットカード株式会社、株式会社セントラルファイナンス、株式会社オーエムシーカード、エヌ・アイ・エフSMBCベンチャーズ株式会社、三井住友アセットマネジメント株式会社であります。

8 株式会社みなと銀行の議決権の所有割合には、当行が退職給付信託に拠出した株式の議決権の所有割合40.39%が含まれており、当該株式の議決権については当行の指図により行使されることとなっております。

5 【従業員の状況】

(1) 連結会社における従業員数

(平成20年３月31日現在)

	銀行業	その他事業	合計
従業員数 [外、平均臨時従業員数]	22,955人 [8,703]	13,130人 [4,614]	36,085人 [13,317]

(注) 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員15,429人を含んでおりません。

(2) 当行の従業員数

(平成20年３月31日現在)

従業員数	平均年齢	平均勤続年数	平均年間給与
17,886人	35歳11月	13年２月	8,290千円

(注) 1 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員361人を含んでおりません。
なお、取締役を兼務しない執行役員61人は従業員数に含めておりません。
2 平均年間給与は、賞与及び基準外賃金を含んでおります。
3 平均年齢、平均勤続年数、平均年間給与には、海外の現地採用者を含んでおりません。
4 当行の従業員組合は、三井住友銀行従業員組合と称し、組合員数は15,655人であります。労使間においては特記すべき事項はありません。

第２ 【事業の状況】

１ 【業績等の概要】

(1) 業績

① 経済金融環境

当年度を顧みますと、海外では、欧州経済が底堅く推移し、アジア経済においても総じて高成長が持続した一方で、米国経済においては、サブプライムローン問題を背景に景気の減速傾向が強まり、昨年９月以降、段階的に政策金利の引下げが実施されました。わが国経済におきましては、サブプライムローン問題の影響は限定的でありましたが、住宅投資の落込みやエネルギー・原材料価格の高騰等により、年度末には景気の調整色が強まりました。

金融資本市場におきましては、昨年の夏以降、長期市場金利が低下傾向となったほか、米国の景気後退懸念の高まりなどを背景にドルに対して円高が進み、日経平均株価は、前年度末に比べて大幅に下落いたしました。また、欧米の金融資本市場におきましては、一部の金融機関がサブプライムローン問題に関連して巨額の損失を計上し、信用収縮の懸念が高まりました。

こうした中、わが国の金融界におきましては、昨年９月に幅広い金融商品について横断的な利用者保護の枠組みを整備した金融商品取引法や、全面的に内容を見直した改正信託法が施行されましたほか、昨年10月には郵政事業の民営化が実施されました。また、昨年12月には銀行等による保険販売が全面解禁されました。

② 中長期的な経営戦略

当行グループは、平成18年10月に公的資金返済を完了し、経済金融情勢や競争環境といった経営環境が大きく変化したことを踏まえ、平成19年度に、平成21年度までの３年間を対象とする中期経営計画「LEAD THE VALUE 計画」をスタートさせました。

本計画では、当行グループがお客さまに提供する付加価値である「先進性」「スピード」「提案・解決力」を極大化することによって、「最高の信頼を得られ世界に通じる金融グループ」を目指していくことを基本方針とし、経営目標として、

○ 成長事業領域におけるトップクオリティの実現

○ グローバルプレーヤーに相応しい財務体質の実現

○ 株主還元の充実

の３点を掲げております。

また、本計画におきましては、「成長事業領域の重点的強化」と「持続的成長に向けた企業基盤の整備」の２点を基軸として、戦略施策を展開してまいります。

(ア) 成長事業領域の重点的強化

今後大きく成長する事業領域にフォーカスし、その領域においてお客さまの期待を超える価値を提供することによってトップクオリティを実現、持続的成長を果たしてまいります。当行グループが特に注力する成長事業領域は以下の７つです。

(ア) 個人向け金融コンサルティングビジネス
(イ) 法人向けソリューションビジネス
(ウ) グローバルマーケットにおける特定分野
(エ) 支払・決済・コンシューマーファイナンス
(オ) 投資銀行・信託業務
(カ) 自己勘定投資
(キ) アセット回転型ビジネス

(イ) 持続的成長に向けた企業基盤の整備

中長期的な経営目標や戦略施策を主軸とした業績目標・評価制度の導入、成長事業領域においてトップクオリティに挑戦するプロフェッショナル集団を育成するための体制整備、戦略展開に柔軟に対応できるＩＴ基盤・事務インフラ等の整備、コンプライアンス体制の強化、ＣＳ・品質管理の向上、ALM・リスク管理体制の高度化によって、付加価値の極大化を目指してまいります。

当行グループは、本計画の遂行に全役職員一丸となって全力で取り組むと共に、事業環境の変化に適切に対応することで、企業価値の更なる向上を目指してまいります。

③ 営業の成果

当連結会計年度における業績は以下のとおりとなりました。

業容面では、預金は、前連結会計年度末対比5,673億円増加して72兆7,677億円となり、譲渡性預金は、同4,984億円増加して３兆1,246億円となりました。

貸出金は、海外で高格付企業への貸出やプロジェクトファイナンス等を積極的に行ったことを主因に、前連結会計年度末対比３兆3,547億円増加し、62兆9,726億円となりました。

総資産は、同10兆671億円増加し、108兆6,377億円となりました。

損益面では、経常収益は、海外での貸出金残高の増加や国内市場金利の上昇に伴う貸出金利息の増加を主因に資金運用収益が増加したことや、内外の金利動向を踏まえたオペレーションの実施による国債等債券売却益の計上を主因にその他業務収益が増加したこと等により、前連結会計年度対比16.6%増の３兆4,110億円となりました。経常費用は、サブプライムローン関連の引当の発生や一部の債務者において業況悪化等による想定外の劣化が発生したことによる与信関係費用の増加、並びに株式相場悪化による保有株式の減損の発生を主因にその他経常費用が増加したこと等により、前連結会計年度対比21.1%増の２兆6,760億円となりました。その結果、経常利益は7,349億円、法人税等調整額等を勘案した当期純利益は3,518億円となりました。

純資産額は、当期純利益の計上等により株主資本が前連結会計年度末対比2,798億円増加の３兆1,300億円となる一方、その他有価証券評価差額金が同7,113億円減少の5,580億円となったことを主因に、同3,317億円減少の５兆807億円となりました。

事業の種類別では、銀行業、その他事業の内部取引消去前の経常収益シェアが、銀行業が90(前連結会計年度対比＋２)％、その他事業が10(同△２)％、同総資産シェアは、銀行業が96(前連結会計年度対比△０)％、その他事業が４(同＋０)％となりました。

また、所在地別の内部取引消去前の経常収益シェアは、日本が78(前連結会計年度対比＋３)％、米州が９(同△０)％、欧州・中近東、アジア・オセアニアは、各々７(同＋０)％、６(同△３)％、同総資産シェアは、日本が84(前連結会計年度対比△３)％、米州が７(同＋１)％、欧州・中近東、アジア・オセアニアは、各々４(同＋１)％、５(同＋１)％となりました。

連結自己資本比率は、12.19％となりました。

(2) キャッシュ・フロー

当連結会計年度のキャッシュ・フローは、資金の運用・調達や貸出金・預金の増減等の「営業活動によるキャッシュ・フロー」が前連結会計年度対比13兆6,132億円増加して＋５兆2,776億円、有価証券の取得・売却や有形固定資産及びリース資産の取得・売却等の「投資活動によるキャッシュ・フロー」が同９兆7,911億円減少して△４兆6,134億円、劣後調達等の「財務活動によるキャッシュ・フロー」が同2,200億円増加して＋1,380億円となりました。

その結果、当連結会計年度末の現金及び現金同等物の残高は前連結会計年度末対比8,127億円増加して２兆7,205億円となりました。

(3) 国内・海外別業績

① 国内・海外別収支

当連結会計年度の資金運用収支は前連結会計年度比555億円の増益となる1兆2,089億円、信託報酬は同2億円の増益となる37億円、役務取引等収支は同338億円の減益となる4,321億円、特定取引収支は同3,324億円の増益となる4,491億円、その他業務収支は同1,948億円の減益となる△2,340億円となりました。

国内・海外別に見ますと、国内の資金運用収支は前連結会計年度比227億円の増益となる1兆148億円、信託報酬は同2億円の増益となる37億円、役務取引等収支は同434億円の減益となる3,709億円、特定取引収支は同3,267億円の増益となる4,347億円、その他業務収支は同2,050億円の減益となる△2,514億円となりました。

海外の資金運用収支は前連結会計年度比258億円の増益となる2,108億円、役務取引等収支は同95億円の増益となる614億円、特定取引収支は同57億円の増益となる144億円、その他業務収支は同99億円の増益となる174億円となりました。

種類	期別	国内	海外	相殺消去額(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
資金運用収支	前連結会計年度	992,086	185,097	△23,728	1,153,455
	当連結会計年度	1,014,876	210,897	△16,784	1,208,989
うち資金運用収益	前連結会計年度	1,411,367	593,969	△55,102	1,950,234
	当連結会計年度	1,518,852	668,838	△65,060	2,122,630
うち資金調達費用	前連結会計年度	419,280	408,872	△31,373	796,779
	当連結会計年度	503,975	457,941	△48,276	913,640
信託報酬	前連結会計年度	3,482	—	—	3,482
	当連結会計年度	3,710	—	—	3,710
役務取引等収支	前連結会計年度	414,445	51,870	△293	466,021
	当連結会計年度	370,986	61,459	△261	432,184
うち役務取引等収益	前連結会計年度	518,851	59,223	△639	577,435
	当連結会計年度	479,366	71,996	△1,309	550,053
うち役務取引等費用	前連結会計年度	104,406	7,353	△345	111,413
	当連結会計年度	108,379	10,537	△1,047	117,869
特定取引収支	前連結会計年度	107,974	8,679	—	116,653
	当連結会計年度	434,715	14,425	—	449,141
うち特定取引収益	前連結会計年度	118,694	21,459	△21,564	118,589
	当連結会計年度	449,958	30,848	△31,665	449,141
うち特定取引費用	前連結会計年度	10,720	12,780	△21,564	1,936
	当連結会計年度	15,242	16,423	△31,665	—
その他業務収支	前連結会計年度	△46,435	7,535	△219	△39,120
	当連結会計年度	△251,440	17,436	△2	△234,006
うちその他業務収益	前連結会計年度	179,271	18,294	△394	197,172
	当連結会計年度	208,285	18,986	△2	227,270
うちその他業務費用	前連結会計年度	225,707	10,759	△174	236,292
	当連結会計年度	459,726	1,550	△0	461,276

(注) 1 「国内」とは、当行(海外店を除く。)及び国内連結子会社であります。

2 「海外」とは、当行の海外店及び在外連結子会社であります。

3 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用(前連結会計年度5百万円、当連結会計年度10百万円)を資金調達費用から控除して表示しております。

4 「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

② 国内・海外別資金運用／調達の状況

当連結会計年度の資金運用勘定の平均残高は前連結会計年度比3,183億円減少して86兆8,423億円、利回りは同0.2%増加して2.44%となりました。また、資金調達勘定の平均残高は同5,925億円減少して87兆98億円、利回りは同0.14%増加して1.05%となりました。

国内・海外別に見ますと、国内の資金運用勘定の平均残高は前連結会計年度比1兆4,700億円減少して75兆2,053億円、利回りは同0.18%増加して2.02%となりました。また、資金調達勘定の平均残高は1,527億円減少して79兆2,641億円、利回りは同0.11%増加して0.64%となりました。

海外の資金運用勘定の平均残高は前連結会計年度比1兆4,952億円増加して12兆7,242億円、利回りは同0.03%減少して5.26%となりました。また、資金調達勘定の平均残高は同964億円減少して8兆8,331億円、利回りは同0.6%増加して5.18%となりました。

ア 国内

種類	期別	平均残高	利息	利回り
		金額(百万円)	金額(百万円)	(%)
資金運用勘定	前連結会計年度	76,675,402	1,411,367	1.84
	当連結会計年度	75,205,377	1,518,852	2.02
うち貸出金	前連結会計年度	52,294,389	975,869	1.87
	当連結会計年度	52,218,671	1,115,012	2.14
うち有価証券	前連結会計年度	19,724,688	330,569	1.68
	当連結会計年度	17,931,827	288,315	1.61
うちコールローン及び買入手形	前連結会計年度	777,805	17,367	2.23
	当連結会計年度	632,627	13,128	2.08
うち買現先勘定	前連結会計年度	41,945	94	0.23
	当連結会計年度	67,129	382	0.57
うち債券貸借取引支払保証金	前連結会計年度	1,329,318	4,857	0.37
	当連結会計年度	980,818	7,032	0.72
うち預け金	前連結会計年度	1,027,774	26,863	2.61
	当連結会計年度	1,840,501	34,684	1.88
資金調達勘定	前連結会計年度	79,416,907	419,280	0.53
	当連結会計年度	79,264,153	503,975	0.64
うち預金	前連結会計年度	65,216,658	177,587	0.27
	当連結会計年度	65,551,997	244,101	0.37
うち譲渡性預金	前連結会計年度	2,563,245	6,064	0.24
	当連結会計年度	2,600,739	15,325	0.59
うちコールマネー及び売渡手形	前連結会計年度	2,908,959	4,294	0.15
	当連結会計年度	2,094,184	10,894	0.52
うち売現先勘定	前連結会計年度	157,630	430	0.27
	当連結会計年度	101,085	582	0.58
うち債券貸借取引受入担保金	前連結会計年度	2,301,547	60,856	2.64
	当連結会計年度	2,041,013	45,499	2.23
うち借用金	前連結会計年度	2,288,969	47,872	2.09
	当連結会計年度	3,030,071	66,531	2.20
うち短期社債	前連結会計年度	3,560	14	0.40
	当連結会計年度	1,450	9	0.68
うち社債	前連結会計年度	3,627,408	67,408	1.86
	当連結会計年度	3,565,619	71,821	2.01

(注) 1 「国内」とは、当行(海外店を除く。)及び国内連結子会社であります。

2 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の国内連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3 無利息預け金の平均残高(前連結会計年度1,088,877百万円、当連結会計年度791,342百万円)を資金運用勘定から控除して表示しております。

4 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前連結会計年度2,607百万円、当連結会計年度2,771百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前連結会計年度2,607百万円、当連結会計年度2,771百万円)及び利息(前連結会計年度5百万円、当連結会計年度10百万円)を資金調達勘定から、それぞれ控除して表示しております。

イ　海外

種類	期別	平均残高	利息	利回り
		金額(百万円)	金額(百万円)	(%)
資金運用勘定	前連結会計年度	11,228,957	593,969	5.29
	当連結会計年度	12,724,231	668,838	5.26
うち貸出金	前連結会計年度	7,836,742	401,424	5.12
	当連結会計年度	8,789,302	466,604	5.31
うち有価証券	前連結会計年度	1,109,298	62,710	5.65
	当連結会計年度	1,139,822	62,162	5.45
うちコールローン及び買入手形	前連結会計年度	200,194	10,824	5.41
	当連結会計年度	268,662	12,827	4.77
うち買現先勘定	前連結会計年度	145,659	7,003	4.81
	当連結会計年度	278,935	6,661	2.39
うち債券貸借取引支払保証金	前連結会計年度	―	―	―
	当連結会計年度	―	―	―
うち預け金	前連結会計年度	1,527,271	72,910	4.77
	当連結会計年度	1,844,837	71,185	3.86
資金調達勘定	前連結会計年度	8,929,624	408,872	4.58
	当連結会計年度	8,833,141	457,941	5.18
うち預金	前連結会計年度	6,985,307	282,707	4.05
	当連結会計年度	7,101,518	256,777	3.62
うち譲渡性預金	前連結会計年度	738,076	37,618	5.10
	当連結会計年度	660,930	36,045	5.45
うちコールマネー及び売渡手形	前連結会計年度	325,729	14,520	4.46
	当連結会計年度	314,091	12,675	4.04
うち売現先勘定	前連結会計年度	352,703	17,923	5.08
	当連結会計年度	207,412	6,802	3.28
うち債券貸借取引受入担保金	前連結会計年度	―	―	―
	当連結会計年度	―	―	―
うち借用金	前連結会計年度	91,801	2,931	3.19
	当連結会計年度	197,127	10,436	5.29
うち短期社債	前連結会計年度	―	―	―
	当連結会計年度	―	―	―
うち社債	前連結会計年度	348,240	20,930	6.01
	当連結会計年度	268,000	17,447	6.51

(注) 1　「海外」とは、当行の海外店及び在外連結子会社であります。

2　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の在外連結子会社の平均残高については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3　無利息預け金の平均残高(前連結会計年度48,320百万円、当連結会計年度75,204百万円)を資金運用勘定から控除して表示しております。

ウ　合計

種類	期別	平均残高(百万円)			利息(百万円)			利回り(%)
		小計	相殺消去額(△)	合計	小計	相殺消去額(△)	合計	
資金運用勘定	前連結会計年度	87,904,359	△743,677	87,160,682	2,005,336	△55,102	1,950,234	2.24
	当連結会計年度	87,929,609	△1,087,239	86,842,369	2,187,691	△65,060	2,122,630	2.44
うち貸出金	前連結会計年度	60,131,131	△645,079	59,486,052	1,377,294	△28,297	1,348,997	2.27
	当連結会計年度	61,007,974	△868,917	60,139,056	1,581,616	△43,229	1,538,387	2.56
うち有価証券	前連結会計年度	20,833,987	—	20,833,987	393,279	△23,731	369,548	1.77
	当連結会計年度	19,071,650	—	19,071,650	350,478	△16,786	333,692	1.75
うちコールローン及び買入手形	前連結会計年度	978,000	—	978,000	28,192	—	28,192	2.88
	当連結会計年度	901,289	—	901,289	25,955	—	25,955	2.88
うち買現先勘定	前連結会計年度	187,604	—	187,604	7,098	—	7,098	3.78
	当連結会計年度	346,065	—	346,065	7,044	—	7,044	2.04
うち債券貸借取引支払保証金	前連結会計年度	1,329,318	—	1,329,318	4,857	—	4,857	0.37
	当連結会計年度	980,818	—	980,818	7,032	—	7,032	0.72
うち預け金	前連結会計年度	2,555,045	△97,058	2,457,987	99,773	△3,073	96,700	3.93
	当連結会計年度	3,685,339	△216,606	3,468,732	105,870	△5,043	100,826	2.91
資金調達勘定	前連結会計年度	88,346,531	△744,134	87,602,397	828,152	△31,373	796,779	0.91
	当連結会計年度	88,097,294	△1,087,494	87,009,800	961,917	△48,276	913,640	1.05
うち預金	前連結会計年度	72,201,965	△97,433	72,104,532	460,295	△3,073	457,221	0.63
	当連結会計年度	72,653,516	△216,785	72,436,730	500,878	△5,043	495,834	0.68
うち譲渡性預金	前連結会計年度	3,301,321	—	3,301,321	43,683	—	43,683	1.32
	当連結会計年度	3,261,670	—	3,261,670	51,370	—	51,370	1.57
うちコールマネー及び売渡手形	前連結会計年度	3,234,688	—	3,234,688	18,815	—	18,815	0.58
	当連結会計年度	2,408,276	—	2,408,276	23,570	—	23,570	0.98
うち売現先勘定	前連結会計年度	510,333	—	510,333	18,353	—	18,353	3.60
	当連結会計年度	308,497	—	308,497	7,384	—	7,384	2.39
うち債券貸借取引受入担保金	前連結会計年度	2,301,547	—	2,301,547	60,856	—	60,856	2.64
	当連結会計年度	2,041,013	—	2,041,013	45,499	—	45,499	2.23
うち借用金	前連結会計年度	2,380,770	△645,161	1,735,608	50,804	△28,299	22,504	1.30
	当連結会計年度	3,227,199	△868,993	2,358,205	76,968	△43,232	33,736	1.43
うち短期社債	前連結会計年度	3,560	—	3,560	14	—	14	0.40
	当連結会計年度	1,450	—	1,450	9	—	9	0.68
うち社債	前連結会計年度	3,975,649	—	3,975,649	88,338	—	88,338	2.22
	当連結会計年度	3,833,620	—	3,833,620	89,269	—	89,269	2.33

(注) 1　「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

2　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3　無利息預け金の平均残高(前連結会計年度1,136,823百万円、当連結会計年度866,367百万円)を資金運用勘定から控除して表示しております。

4　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前連結会計年度2,607百万円、当連結会計年度2,771百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前連結会計年度2,607百万円、当連結会計年度2,771百万円)及び利息(前連結会計年度5百万円、当連結会計年度10百万円)を資金調達勘定から、それぞれ控除して表示しております。

③　国内・海外別役務取引の状況

当連結会計年度の役務取引等収益は前連結会計年度比273億円減少して5,500億円、一方役務取引等費用は同64億円増加して1,178億円となったことから、役務取引等収支は同338億円の減益となる4,321億円となりました。

国内・海外別に見ますと、国内の役務取引等収益は前連結会計年度比394億円減少して4,793億円、一方役務取引等費用は同39億円増加して1,083億円となったことから、役務取引等収支は同434億円の減益となる3,709億円となりました。

海外の役務取引等収益は前連結会計年度比127億円増加して719億円、一方役務取引等費用は同31億円増加して105億円となったことから、役務取引等収支は同95億円の増益となる614億円となりました。

種類	期別	国内	海外	相殺消去額(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
役務取引等収益	前連結会計年度	518,851	59,223	△639	577,435
	当連結会計年度	479,366	71,996	△1,309	550,053
うち預金・貸出業務	前連結会計年度	25,649	40,664	―	66,313
	当連結会計年度	25,285	49,217	―	74,503
うち為替業務	前連結会計年度	124,972	9,166	△0	134,137
	当連結会計年度	126,743	8,568	△177	135,135
うち証券関連業務	前連結会計年度	35,484	271	―	35,756
	当連結会計年度	15,118	58	―	15,176
うち代理業務	前連結会計年度	16,594	―	―	16,594
	当連結会計年度	16,044	―	―	16,044
うち保護預り・貸金庫業務	前連結会計年度	7,318	4	―	7,322
	当連結会計年度	7,140	4	―	7,144
うち保証業務	前連結会計年度	44,860	1,266	△391	45,734
	当連結会計年度	42,864	4,150	△393	46,621
うちクレジットカード関連業務	前連結会計年度	6,903	―	―	6,903
	当連結会計年度	6,878	―	―	6,878
役務取引等費用	前連結会計年度	104,406	7,353	△345	111,413
	当連結会計年度	108,379	10,537	△1,047	117,869
うち為替業務	前連結会計年度	25,135	2,262	△198	27,200
	当連結会計年度	26,683	5,103	△174	31,612

(注)　1　「国内」とは、当行(海外店を除く。)及び国内連結子会社であります。

2　「海外」とは、当行の海外店及び在外連結子会社であります。

3　「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

④　国内・海外別特定取引の状況

ア　特定取引収益・費用の内訳

当連結会計年度の特定取引収益は前連結会計年度比3,305億円増加して4,491億円、一方特定取引費用は同19億円減少したことから、特定取引収支は同3,324億円の増益となる4,491億円となりました。

国内・海外別に見ますと、国内の特定取引収益は前連結会計年度比3,312億円増加して4,499億円、一方特定取引費用は同45億円増加して152億円となったことから、特定取引収支は同3,267億円の増益となる4,347億円となりました。

海外の特定取引収益は前連結会計年度比93億円増加して308億円、一方特定取引費用は同36億円増加して164億円となったことから、特定取引収支は同57億円の増益となる144億円となりました。

種類	期別	国内	海外	相殺消去額(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
特定取引収益	前連結会計年度	118,694	21,459	△21,564	118,589
	当連結会計年度	449,958	30,848	△31,665	449,141
うち商品有価証券収益	前連結会計年度	6,099	37	―	6,136
	当連結会計年度	652	324	―	976
うち特定取引有価証券収益	前連結会計年度	―	―	―	―
	当連結会計年度	2,705	228	―	2,934
うち特定金融派生商品収益	前連結会計年度	109,351	21,422	△21,564	109,208
	当連結会計年度	439,734	30,296	△31,665	438,365
うちその他の特定取引収益	前連結会計年度	3,244	―	―	3,244
	当連結会計年度	6,865	―	―	6,865
特定取引費用	前連結会計年度	10,720	12,780	△21,564	1,936
	当連結会計年度	15,242	16,423	△31,665	―
うち商品有価証券費用	前連結会計年度	―	―	―	―
	当連結会計年度	―	―	―	―
うち特定取引有価証券費用	前連結会計年度	1,928	7	―	1,936
	当連結会計年度	―	―	―	―
うち特定金融派生商品費用	前連結会計年度	8,791	12,773	△21,564	―
	当連結会計年度	15,242	16,423	△31,665	―
うちその他の特定取引費用	前連結会計年度	―	―	―	―
	当連結会計年度	―	―	―	―

(注)　1　「国内」とは、当行(海外店を除く。)及び国内連結子会社であります。

2　「海外」とは、当行の海外店及び在外連結子会社であります。

3　「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

イ　特定取引資産・負債の内訳(末残)

当連結会計年度末の特定取引資産残高は前連結会計年度末比8,191億円増加して４兆814億円、特定取引負債残高は同7,304億円増加して２兆6,715億円となりました。

国内・海外別に見ますと、国内の特定取引資産残高は前連結会計年度末比7,312億円増加して３兆6,218億円、特定取引負債残高は同7,402億円増加して２兆3,109億円となりました。

海外の特定取引資産残高は前連結会計年度末比934億円増加して4,907億円、特定取引負債残高は同43億円減少して3,917億円となりました。

種類	期別	国内	海外	相殺消去額(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
特定取引資産	前連結会計年度	2,890,685	397,304	△25,647	3,262,341
	当連結会計年度	3,621,893	490,723	△31,135	4,081,480
うち商品有価証券	前連結会計年度	12,388	25,355	―	37,744
	当連結会計年度	180,670	7,082	―	187,753
うち商品有価証券派生商品	前連結会計年度	373	―	―	373
	当連結会計年度	3,026	―	―	3,026
うち特定取引有価証券	前連結会計年度	―	―	―	―
	当連結会計年度	―	―	―	―
うち特定取引有価証券派生商品	前連結会計年度	2,344	―	―	2,344
	当連結会計年度	10,440	―	―	10,440
うち特定金融派生商品	前連結会計年度	1,778,913	371,949	△25,647	2,125,214
	当連結会計年度	2,543,384	483,640	△31,135	2,995,890
うちその他の特定取引資産	前連結会計年度	1,096,664	―	―	1,096,664
	当連結会計年度	884,370	―	―	884,370
特定取引負債	前連結会計年度	1,570,763	396,026	△25,647	1,941,142
	当連結会計年度	2,310,969	391,720	△31,135	2,671,554
うち売付商品債券	前連結会計年度	10,247	4,349	―	14,597
	当連結会計年度	18,984	733	―	19,718
うち商品有価証券派生商品	前連結会計年度	275	―	―	275
	当連結会計年度	3,871	―	―	3,871
うち特定取引売付債券	前連結会計年度	―	―	―	―
	当連結会計年度	―	―	―	―
うち特定取引有価証券派生商品	前連結会計年度	1,975	―	―	1,975
	当連結会計年度	10,196	―	―	10,196
うち特定金融派生商品	前連結会計年度	1,558,265	391,676	△25,647	1,924,294
	当連結会計年度	2,277,917	390,986	△31,135	2,637,768
うちその他の特定取引負債	前連結会計年度	―	―	―	―
	当連結会計年度	―	―	―	―

(注)１　「国内」とは、当行(海外店を除く。)及び国内連結子会社であります。

２　「海外」とは、当行の海外店及び在外連結子会社であります。

３　「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

⑤　国内・海外別預金残高の状況

○　預金の種類別残高(末残)

種類	期別	国内	海外	合計
		金額(百万円)	金額(百万円)	金額(百万円)
預金合計	前連結会計年度	65,854,357	6,345,986	72,200,343
	当連結会計年度	66,919,999	5,847,735	72,767,734
うち流動性預金	前連結会計年度	41,307,135	5,331,444	46,638,579
	当連結会計年度	40,937,520	4,613,034	45,550,555
うち定期性預金	前連結会計年度	21,273,969	1,006,300	22,280,270
	当連結会計年度	21,906,417	1,227,907	23,134,325
うちその他	前連結会計年度	3,273,252	8,241	3,281,493
	当連結会計年度	4,076,061	6,793	4,082,854
譲渡性預金	前連結会計年度	1,920,747	705,470	2,626,217
	当連結会計年度	2,307,506	817,143	3,124,649
総合計	前連結会計年度	67,775,104	7,051,456	74,826,561
	当連結会計年度	69,227,505	6,664,878	75,892,384

(注) 1　「国内」とは、当行(海外店を除く。)及び国内連結子会社であります。
2　「海外」とは、当行の海外店及び在外連結子会社であります。
3　流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金
4　定期性預金＝定期預金＋定期積金

⑥ 国内・海外別貸出金残高の状況

ア 業種別貸出状況(残高・構成比)

業種別	平成19年3月31日現在		平成20年3月31日現在	
	貸出金残高	構成比	貸出金残高	構成比
	金額(百万円)	(%)	金額(百万円)	(%)
国内 (除く特別国際金融取引勘定分)	52,545,664	100.00	53,551,882	100.00
製造業	5,594,929	10.65	5,647,304	10.55
農業、林業、漁業及び鉱業	139,509	0.27	145,627	0.27
建設業	1,435,549	2.73	1,358,113	2.54
運輸、情報通信、公益事業	3,035,500	5.78	3,054,126	5.70
卸売・小売業	5,502,101	10.47	5,319,595	9.94
金融・保険業	5,169,458	9.84	5,543,367	10.35
不動産業	7,626,700	14.51	7,755,616	14.48
各種サービス業	6,371,973	12.13	6,084,951	11.36
地方公共団体	648,704	1.23	846,982	1.58
その他	17,021,236	32.39	17,796,195	33.23
海外及び特別国際金融取引勘定分	7,072,185	100.00	9,420,719	100.00
政府等	35,783	0.51	32,848	0.35
金融機関	481,228	6.80	621,385	6.60
商工業	5,977,548	84.52	7,826,252	83.07
その他	577,624	8.17	940,232	9.98
合計	59,617,850	―	62,972,601	―

(注) 1 「国内」とは、当行(海外店を除く。)及び国内連結子会社であります。

2 「海外」とは、当行の海外店及び在外連結子会社であります。

イ　外国政府等向け債権残高(国別)

期別	国別	外国政府等向け債権残高
		金額(百万円)
平成19年３月31日現在	インドネシア	32,574
	アルゼンチン	3
	合計	32,578
	(資産の総額に対する割合：%)	(0.03)
平成20年３月31日現在	アルゼンチン	4
	合計	4
	(資産の総額に対する割合：%)	(0.00)

(注)　対象国の政治経済情勢等を勘案して必要と認められる金額を引き当てる特定海外債権引当勘定の引当対象とされる債権残高を掲げております。

⑦　国内・海外別有価証券の状況

○　有価証券残高(末残)

種類	期別	国内	海外	合計
		金額(百万円)	金額(百万円)	金額(百万円)
国債	前連結会計年度	7,640,064	―	7,640,064
	当連結会計年度	9,339,958	―	9,339,958
地方債	前連結会計年度	571,103	―	571,103
	当連結会計年度	439,228	―	439,228
社債	前連結会計年度	4,066,497	―	4,066,497
	当連結会計年度	3,876,433	―	3,876,433
株式	前連結会計年度	4,535,384	―	4,535,384
	当連結会計年度	3,431,541	―	3,431,541
その他の証券	前連結会計年度	2,286,002	1,205,587	3,491,589
	当連結会計年度	4,202,554	1,871,186	6,073,740
合計	前連結会計年度	19,099,052	1,205,587	20,304,639
	当連結会計年度	21,289,716	1,871,186	23,160,903

(注)　1　「国内」とは、当行(海外店を除く。)及び国内連結子会社であります。

2　「海外」とは、当行の海外店及び在外連結子会社であります。

3　「その他の証券」には、外国債券及び外国株式を含んでおります。

(4) 「金融機関の信託業務の兼営等に関する法律」に基づく信託業務の状況

「金融機関の信託業務の兼営等に関する法律」に基づき信託業務を営む会社は、提出会社1社であります。

① 信託財産の運用／受入の状況(信託財産残高表)

資産				
科目	前連結会計年度 (平成19年3月31日現在)		当連結会計年度 (平成20年3月31日現在)	
	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
貸出金	5,350	0.45	223,740	19.03
有価証券	267,110	22.74	273,504	23.27
受託有価証券	3,000	0.26	3,451	0.30
金銭債権	703,199	59.88	571,072	48.57
有形固定資産	25	0.00	25	0.00
その他債権	1,245	0.11	1,318	0.11
コールローン	―	―	263	0.02
銀行勘定貸	65,062	5.54	80,796	6.87
現金預け金	129,401	11.02	20,000	1.70
その他	―	―	1,540	0.13
合計	1,174,396	100.00	1,175,711	100.00

負債				
科目	前連結会計年度 (平成19年3月31日現在)		当連結会計年度 (平成20年3月31日現在)	
	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
金銭信託	449,800	38.30	354,058	30.11
金銭信託以外の金銭の信託	―	―	223,130	18.98
有価証券の信託	3,000	0.26	3,462	0.30
金銭債権の信託	598,236	50.94	501,920	42.69
包括信託	123,359	10.50	91,600	7.79
その他の信託	―	―	1,540	0.13
合計	1,174,396	100.00	1,175,711	100.00

(注) 1 共同信託他社管理財産はありません。

2 元本補てん契約のある信託については取り扱っておりません。

② 貸出金残高の状況(業種別貸出状況)

業種別	前連結会計年度 (平成19年3月31日現在)		当連結会計年度 (平成20年3月31日現在)	
	貸出金残高(百万円)	構成比(%)	貸出金残高(百万円)	構成比(%)
製造業	1,000	18.69	1,000	0.45
農業、林業、漁業及び鉱業	—	—	100,000	44.70
建設業	—	—	—	—
運輸、情報通信、公益事業	1,650	30.84	1,040	0.46
卸売・小売業	1,000	18.69	—	—
金融・保険業	1,200	22.43	1,200	0.54
不動産業	—	—	120,000	53.63
各種サービス業	500	9.35	500	0.22
地方公共団体	—	—	—	—
その他	—	—	—	—
合計	5,350	100.00	223,740	100.00

③ 有価証券残高の状況

	前連結会計年度 (平成19年3月31日現在)		当連結会計年度 (平成20年3月31日現在)	
	有価証券残高 (百万円)	構成比 (%)	有価証券残高 (百万円)	構成比 (%)
国債	168,798	63.20	202,845	74.16
社債	12,000	4.49	12,000	4.39
その他の証券	86,312	32.31	58,658	21.45
合計	267,110	100.00	273,504	100.00

(単体情報)

(参考)

当行の単体情報のうち、参考として以下の情報を掲げております。

1　損益状況(単体)

(1) 損益の概要

	前事業年度(百万円)(A)	当事業年度(百万円)(B)	増減(百万円)(B)－(A)
業務粗利益 (除く国債等債券損益)	1,344,490 (1,456,903)	1,484,783 (1,514,841)	140,293 (57,938)
うち信託報酬	3,482	3,710	228
経費(除く臨時処理分)	603,888	665,091	61,203
人件費	190,630	211,681	21,051
物件費	378,240	413,317	35,077
税金	35,017	40,092	5,075
業務純益(一般貸倒引当金繰入前) (除く国債等債券損益)	740,601 (853,015)	819,691 (849,750)	79,090 (△3,265)
一般貸倒引当金繰入額　①	△41,728	―	41,728
業務純益	782,330	819,691	37,361
うち国債等債券損益	△112,413	△30,058	82,355
臨時損益	△209,017	△308,952	△99,935
不良債権処理額　②	131,676	155,011	23,335
株式等損益	11,098	△141,002	△152,100
株式等売却益	50,204	26,718	△23,486
株式等売却損	546	2,311	1,765
株式等償却	38,559	165,409	126,850
その他臨時損益	△88,439	△12,937	75,502
経常利益	573,313	510,739	△62,574
特別損益	13,615	△3,284	△16,899
うち固定資産処分損益	△1,680	△5,849	△4,169
うち減損損失	3,680	4,700	1,020
うち貸倒引当金戻入益　③	―	7,238	7,238
うち償却債権取立益　④	455	7	△448
うち退職給付信託返還益	36,330	―	△36,330
うち子会社整理損	17,809	―	△17,809
税引前当期純利益	586,928	507,454	△79,474
法人税、住民税及び事業税	16,507	16,031	△476
法人税等調整額	254,680	285,680	31,000
当期純利益	315,740	205,742	△109,998

与信関係費用　①＋②－③－④	89,491	147,765	58,274
一般貸倒引当金繰入額	△41,728	△96,900	△55,172
貸出金償却	50,468	121,801	71,333
個別貸倒引当金繰入額	44,358	91,603	47,245
貸出債権売却損等	37,262	33,209	△4,053
特定海外債権引当勘定繰入額	△412	△1,941	△1,529
償却債権取立益	455	7	△448

(注) 1　業務粗利益＝(資金運用収支＋金銭の信託運用見合費用)＋信託報酬＋役務取引等収支＋特定取引収支＋その他業務収支

2　「金銭の信託運用見合費用」とは、金銭の信託取得に係る資金調達費用であり、金銭の信託運用損益が臨時損益に計上されているため、業務費用から控除しているものであります。

3　業務純益＝業務粗利益－経費(除く臨時処理分)－一般貸倒引当金繰入額

4　臨時損益とは、損益計算書中「その他経常収益・費用」から一般貸倒引当金繰入額を除き、金銭の信託運用見合費用及び退職給付費用のうち臨時費用処理分等を加えたものであります。

5　国債等債券損益＝国債等債券売却益＋国債等債券償還益－国債等債券売却損－国債等債券償還損－国債等債券償却

(2) 営業経費の内訳

	前事業年度 (百万円)(A)	当事業年度 (百万円)(B)	増減(百万円) (B)－(A)
給料・手当	162,778	183,791	21,013
退職給付費用	△309	△1,610	△1,301
福利厚生費	26,816	29,216	2,400
減価償却費	49,671	52,247	2,576
土地建物機械賃借料	47,863	45,003	△2,860
営繕費	5,301	7,152	1,851
消耗品費	5,451	6,297	846
給水光熱費	4,876	4,998	122
旅費	3,057	3,638	581
通信費	7,048	7,351	303
広告宣伝費	12,714	14,476	1,762
租税公課	35,017	40,092	5,075
その他	249,528	267,335	17,807
合計	609,816	659,992	50,176

(注) 臨時処理分を含むため、前頁の「経費(除く臨時処理分)」とは一致しません。

2　利鞘(国内業務部門)(単体)

		前事業年度(%)(A)	当事業年度(%)(B)	増減(%)(B)−(A)
(1) 資金運用利回り	①	1.56	1.78	0.22
貸出金利回り	③	1.73	2.04	0.31
有価証券利回り		1.17	1.27	0.10
(2) 資金調達原価	②	0.98	1.25	0.27
資金調達利回り		0.19	0.38	0.19
預金等利回り	④	0.10	0.23	0.13
外部負債利回り		0.42	0.69	0.27
経費率		0.79	0.87	0.08
(3) 総資金利鞘	①−②	0.58	0.53	△0.05
預貸金利鞘	③−④	1.63	1.81	0.18

(注) 1　「国内業務部門」とは本邦店の円建諸取引であります。
2　「外部負債」＝コールマネー＋売現先勘定＋債券貸借取引受入担保金＋売渡手形＋コマーシャル・ペーパー＋借用金

3　預金・貸出金の状況(単体)

(1) 銀行勘定

①　預金・貸出金の残高

	前事業年度 (百万円)(A)	当事業年度 (百万円)(B)	増減(百万円) (B)−(A)
預金(末残)	66,235,002	66,417,260	182,258
預金(平残)	65,850,146	65,980,237	130,091
貸出金(末残)	53,756,440	56,957,813	3,201,373
貸出金(平残)	53,559,601	54,248,936	689,335

(注)　預金には譲渡性預金を含めておりません。

②　個人・法人別預金残高(国内)

	前事業年度 (百万円)(A)	当事業年度 (百万円)(B)	増減(百万円) (B)−(A)
個人	33,623,712	33,987,919	364,207
法人	29,057,052	30,538,230	1,481,178
合計	62,680,764	64,526,149	1,845,385

(注)　本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

③　消費者ローン残高

	前事業年度 (百万円)(A)	当事業年度 (百万円)(B)	増減(百万円) (B)−(A)
消費者ローン残高	14,492,814	14,581,772	88,958
住宅ローン残高	13,557,521	13,647,753	90,232
その他ローン残高	935,292	934,018	△1,274

④　中小企業等貸出金

			前事業年度 （A）	当事業年度 （B）	増減 （B）－（A）
中小企業等貸出金残高	①	百万円	36, 276, 238	36, 129, 519	△146, 719
総貸出金残高	②	百万円	48, 190, 509	48, 877, 589	687, 080
中小企業等貸出金比率	①／②	%	75. 27	73. 91	△1. 36
中小企業等貸出先件数	③	件	1, 966, 994	1, 917, 850	△49, 144
総貸出先件数	④	件	1, 971, 341	1, 922, 137	△49, 204
中小企業等貸出先件数比率	③／④	%	99. 77	99. 77	0. 00

（注）１　貸出金残高には、海外店分及び特別国際金融取引勘定分は含まれておりません。
２　中小企業等とは、資本金３億円（ただし、卸売業は１億円、小売業、サービス業は５千万円）以下の会社又は常用する従業員が300人（ただし、卸売業は100人、小売業は50人、サービス業は100人）以下の会社及び個人であります。

(2) 信託勘定

①　元本補てん契約のある信託の元本・貸出金の残高

該当ありません。

②　元本補てん契約のある信託の個人・法人別元本残高

該当ありません。

③　消費者ローン残高

該当ありません。

④　中小企業等貸出金

			前事業年度 （A）	当事業年度 （B）	増減 （B）－（A）
中小企業等貸出金残高	①	百万円	1, 650	1, 040	△610
総貸出金残高	②	百万円	5, 350	223, 740	218, 390
中小企業等貸出金比率	①／②	%	30. 84	0. 46	△30. 38
中小企業等貸出先件数	③	件	3	2	△1
総貸出先件数	④	件	7	7	―
中小企業等貸出先件数比率	③／④	%	42. 85	28. 57	△14. 28

（注）　中小企業等とは、資本金３億円（ただし、卸売業は１億円、小売業、サービス業は５千万円）以下の会社又は常用する従業員が300人（ただし、卸売業は100人、小売業は50人、サービス業は100人）以下の会社及び個人であります。

4　債務の保証(支払承諾)の状況(単体)

種類	前事業年度		当事業年度	
	口数(口)	金額(百万円)	口数(口)	金額(百万円)
手形引受	1,451	39,895	1,267	46,440
信用状	25,312	1,031,484	22,757	1,106,348
保証	35,036	3,106,437	33,239	3,512,272
合計	61,799	4,177,816	57,263	4,665,062

5　内国為替の状況(単体)

区分		前事業年度		当事業年度	
		口数(千口)	金額(百万円)	口数(千口)	金額(百万円)
送金為替	各地へ向けた分	387,493	713,802,911	405,059	871,073,089
	各地より受けた分	295,072	842,628,980	301,655	881,410,435
代金取立	各地へ向けた分	4,201	10,897,627	3,444	9,101,611
	各地より受けた分	1,218	3,545,842	1,214	2,801,793

6　外国為替の状況(単体)

区分		前事業年度	当事業年度
		金額(百万米ドル)	金額(百万米ドル)
仕向為替	売渡為替	913,008	1,143,759
	買入為替	422,390	597,763
被仕向為替	支払為替	670,892	685,135
	取立為替	28,076	30,156
合計		2,034,368	2,456,815

7　併営業務の状況

	前事業年度			当事業年度		
財産に関する遺言の執行	引受 6件	終了 3件	期末現在 4件	引受 8件	終了 9件	期末現在 3件
財産の取得及び処分の代理取扱	—件		—百万円	—件		—百万円
取得	(—)		(—)	(—)		(—)
処分	(—)		(—)	(—)		(—)

(自己資本比率の状況)

(参考)

自己資本比率は、「銀行法第14条の２の規定に基づき、銀行がその保有する資産等に照らし自己資本の充実の状況が適当であるかどうかを判断するための基準」(平成18年金融庁告示第19号。以下、「告示」という。)に定められた算式に基づき、連結ベースと単体ベースの双方について算出しております。

当行は、国際統一基準を適用のうえ、信用リスク・アセットの算出においては基礎的内部格付手法を採用するとともに、マーケット・リスク規制を導入しております。オペレーショナル・リスク相当額の算出においては、平成20年３月31日から先進的計測手法を採用しております。なお、平成19年３月31日は基礎的手法を採用しております。

連結自己資本比率(国際統一基準)

項目		平成19年３月31日	平成20年３月31日
		金額(百万円)	金額(百万円)
基本的項目(Tier 1)	資本金	664,986	664,986
	うち非累積的永久優先株(注)１	―	―
	新株式申込証拠金	―	―
	資本剰余金	1,603,512	1,603,512
	利益剰余金	581,619	861,508
	自己株式(△)	―	―
	自己株式申込証拠金	―	―
	社外流出予定額(△)	―	15,383
	その他有価証券の評価差損(△)	―	―
	為替換算調整勘定	△37,194	△28,468
	新株予約権	14	43
	連結子会社の少数株主持分	1,374,169	1,462,222
	うち海外特別目的会社の発行する優先出資証券(※)	1,159,585	1,217,010
	営業権相当額(△)	4	2
	のれん相当額(△)	―	―
	企業結合等により計上される無形固定資産相当額(△)	―	―
	証券化取引に伴い増加した自己資本相当額(△)	40,057	44,045
	期待損失額が適格引当金を上回る額の50%相当額(△)	―	―
	繰延税金資産の控除前の〔基本的項目〕計(上記各項目の合計額)	4,147,047	4,504,375
	繰延税金資産の控除金額(△)(注)２	―	―
	計 (A)	4,147,047	4,504,375
	うちステップ・アップ金利条項付の優先出資証券(注)３	535,835	458,260
補完的項目(Tier 2)	その他有価証券の連結貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45%相当額	830,321	338,561
	土地の再評価額と再評価の直前の帳簿価額の差額の45%相当額	39,367	37,220
	一般貸倒引当金	28,115	44,969
	適格引当金が期待損失額を上回る額	193,977	89,794
	負債性資本調達手段等	2,564,195	2,523,062
	うち永久劣後債務(注)４	1,114,044	998,288
	うち期限付劣後債務及び期限付優先株(注)５	1,450,150	1,524,774
	計	3,655,976	3,033,608
	うち自己資本への算入額 (B)	3,655,976	3,033,608

項目			平成19年3月31日 金額(百万円)	平成20年3月31日 金額(百万円)
準補完的項目 (Tier 3)	短期劣後債務		―	―
	うち自己資本への算入額	(C)	―	―
控除項目	控除項目(注)6	(D)	320,319	339,552
自己資本額	(A)+(B)+(C)−(D)	(E)	7,482,705	7,198,431
リスク・アセット等	資産(オン・バランス)項目		44,878,966	45,445,432
	オフ・バランス取引等項目		8,756,301	10,194,881
	信用リスク・アセットの額	(F)	53,635,267	55,640,313
	マーケット・リスク相当額に係る額 ((H)/8%)	(G)	401,455	402,197
	(参考)マーケット・リスク相当額	(H)	32,116	32,175
	オペレーショナル・リスク相当額に係る額 ((J)/8%)	(I)	3,701,598	2,974,996
	(参考)オペレーショナル・リスク相当額	(J)	296,127	237,999
	旧所要自己資本の額に告示に定める率を乗じて得た額が新所要自己資本の額を上回る額に12.5を乗じて得た額	(K)	―	―
	計((F)+(G)+(I)+(K))	(L)	57,738,321	59,017,508
連結自己資本比率(国際統一基準)=E/L×100(%)			12.95%	12.19%
(参考)Tier 1 比率=A/L×100(%)			7.18%	7.63%

(注) 1 資本金の「うち非累積的永久優先株」については、非累積的永久優先株に係る資本項目別の残高内訳がないため記載しておりません。なお、基本的項目に含まれる非累積的永久優先株の額は平成19年3月31日現在210,003百万円、平成20年3月31日現在210,003百万円であります。

2 繰延税金資産の純額に相当する額は平成19年3月31日現在754,912百万円、平成20年3月31日現在868,966百万円であります。また、基本的項目への繰延税金資産の算入上限額は平成19年3月31日現在1,244,114百万円、平成20年3月31日現在900,875百万円であります。

3 告示第5条第2項に掲げるもの、すなわち、ステップ・アップ金利等の特約を付すなど償還を行う蓋然性を有する株式等(海外特別目的会社の発行する優先出資証券を含む。)であります。

4 告示第6条第1項第4号に掲げる負債性資本調達手段で次に掲げる性質のすべてを有するものであります。

(1) 無担保で、かつ、他の債務に劣後する払込済のものであること。

(2) 一定の場合を除き、償還されないものであること。

(3) 業務を継続しながら損失の補てんに充当されるものであること。

(4) 利払い義務の延期が認められるものであること。

5 告示第6条第1項第5号及び第6号に掲げるものであります。ただし、期限付劣後債務は契約時における償還期間が5年を超えるものに限られております。

6 告示第8条第1項第1号から第6号に掲げるものであり、他の金融機関の資本調達手段の意図的な保有相当額、及び第2号に規定するものに対する投資に相当する額が含まれております。

単体自己資本比率(国際統一基準)

項目		平成19年３月31日	平成20年３月31日
		金額(百万円)	金額(百万円)
基本的項目 (Tier 1)	資本金	664,986	664,986
	うち非累積的永久優先株(注) 1	―	―
	新株式申込証拠金	―	―
	資本準備金	665,033	665,033
	その他資本剰余金	702,514	702,514
	利益準備金	―	―
	その他利益剰余金	760,100	894,560
	その他(※)	933,063	953,936
	自己株式(△)	―	―
	自己株式申込証拠金	―	―
	社外流出予定額(△)	―	15,383
	その他有価証券の評価差損(△)	―	―
	新株予約権	―	―
	営業権相当額(△)	―	―
	のれん相当額(△)	―	―
	企業結合等により計上される無形固定資産相当額(△)	―	―
	証券化取引に伴い増加した自己資本相当額(△)	40,057	44,045
	期待損失額が適格引当金を上回る額の50%相当額(△)	―	―
	繰延税金資産の控除前の〔基本的項目〕計 (上記各項目の合計額)	3,685,641	3,821,603
	繰延税金資産の控除金額(△)(注) 2	―	58,930
	計 (A)	3,685,641	3,762,673
	うちステップ・アップ金利条項付の優先出資証券(注) 3	523,335	445,760
補完的項目 (Tier 2)	その他有価証券の貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45%相当額	824,998	339,932
	土地の再評価額と再評価の直前の帳簿価額の差額の45%相当額	32,920	30,774
	一般貸倒引当金	―	―
	適格引当金が期待損失額を上回る額	32,467	8,282
	負債性資本調達手段等(注) 4	2,710,870	2,683,172
	うち永久劣後債務(注) 5	1,102,044	981,288
	うち期限付劣後債務及び期限付優先株(注) 6	1,383,150	1,452,774
	計	3,601,257	3,062,160
	うち自己資本への算入額 (B)	3,601,257	3,062,160

項目			平成19年３月31日	平成20年３月31日
			金額(百万円)	金額(百万円)
準補完的項目(Tier３)	短期劣後債務		—	—
	うち自己資本への算入額	(C)	—	—
控除項目	控除項目(注)７	(D)	286,295	272,393
自己資本額	(A)＋(B)＋(C)—(D)	(E)	7,000,603	6,552,440
リスク・アセット等	資産(オン・バランス)項目		40,755,261	40,580,140
	オフ・バランス取引等項目		7,871,270	8,619,697
	信用リスク・アセットの額	(F)	48,626,532	49,199,837
	マーケット・リスク相当額に係る額((H)／８％)	(G)	334,631	257,905
	(参考)マーケット・リスク相当額	(H)	26,770	20,632
	オペレーショナル・リスク相当額に係る額((J)／８％)	(I)	3,053,199	2,245,576
	(参考)オペレーショナル・リスク相当額	(J)	244,255	179,646
	旧所要自己資本の額に告示に定める率を乗じて得た額が新所要自己資本の額を上回る額に12.5を乗じて得た額	(K)	—	—
	計((F)＋(G)＋(I)＋(K))	(L)	52,014,363	51,703,319
単体自己資本比率(国際統一基準)＝E／L×100(％)			13.45％	12.67％
(参考)Tier1比率＝A／L×100(％)			7.08％	7.27％

(注) １　資本金の「うち非累積的永久優先株」については、非累積的永久優先株に係る資本項目別の残高内訳がないため記載しておりません。なお、基本的項目に含まれる非累積的永久優先株の額は平成19年３月31日現在210,003百万円、平成20年３月31日現在210,003百万円であります。

２　繰延税金資産の純額に相当する額は平成19年３月31日現在743,605百万円、平成20年３月31日現在823,251百万円であります。また、基本的項目への繰延税金資産の算入上限額は平成19年３月31日現在1,105,692百万円、平成20年３月31日現在764,320百万円であります。

３　告示第17条第２項に掲げるもの、すなわち、ステップ・アップ金利等の特約を付すなど償還を行う蓋然性を有する株式等(海外特別目的会社の発行する優先出資証券を含む。)であります。

４　「負債性資本調達手段等」には、告示第17条第３項に基づく海外特別目的会社の発行する優先出資証券の基本的項目への算入限度を超過するもののうち、補完的項目の算入対象となる額を平成19年３月31日現在225,675百万円、平成20年３月31日現在249,109百万円含めて記載しております。

５　告示第18条第１項第４号に掲げる負債性資本調達手段で次に掲げる性質のすべてを有するものであります。

(1) 無担保で、かつ、他の債務に劣後する払込済のものであること。

(2) 一定の場合を除き、償還されないものであること。

(3) 業務を継続しながら損失の補てんに充当されるものであること。

(4) 利払い義務の延期が認められるものであること。

６　告示第18条第１項第５号及び第６号に掲げるものであります。ただし、期限付劣後債務は契約時における償還期間が５年を超えるものに限られております。

７　告示第20条第１項第１号から第５号に掲げるものであり、他の金融機関の資本調達手段の意図的な保有相当額が含まれております。

(※)　「連結自己資本比率(国際統一基準)」における「基本的項目」の中の「うち海外特別目的会社の発行する優先出資証券」は、当行及び株式会社関西アーバン銀行の海外特別目的会社が発行している以下７件の優先出資証券であります。また、「単体自己資本比率(国際統一基準)」における「基本的項目」の中の「その他」には、当行の海外特別目的会社が発行している６件の優先出資証券が含まれております。

なお、当行は、平成20年４月28日開催の取締役会において、SB Treasury Company L.L.C.が発行した優先出資証券を平成20年６月30日を予定日として全額償還することを決議いたしております。

1．当行の海外特別目的会社が発行している優先出資証券の概要

発行体	SB Treasury Company L.L.C.(“SBTC-LLC”)	SB Equity Securities (Cayman), Limited(“SBES”)	Sakura Preferred Capital (Cayman) Limited(“SPCL”)
発行証券の種類	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券
償還期限	定めず	定めず	定めず
任意償還	平成20年６月以降の各配当支払日 (ただし金融庁の事前承認が必要)	平成21年６月以降の各配当支払日 (ただし金融庁の事前承認が必要)	平成21年１月以降の各配当支払日 (ただし金融庁の事前承認が必要)
発行総額	1,800百万米ドル	340,000百万円 Series A-1　315,000百万円 Series A-2　5,000百万円 Series B　20,000百万円	283,750百万円 Initial Series　258,750百万円 Series B　25,000百万円
払込日	平成10年２月18日	Series A-1　平成11年２月26日 Series A-2　平成11年３月26日 Series B　平成11年３月１日	Initial Series　平成10年12月24日 Series B　平成11年３月30日
配当率	固定 (ただし平成20年６月の配当支払日以降は、変動配当率が適用されるとともに、150ベーシス・ポイントのステップ・アップ金利が付される)	Series A-1　変動(金利ステップ・アップなし) Series A-2　変動(金利ステップ・アップなし) Series B　固定(ただし平成21年６月の配当支払日以降は変動配当。金利ステップ・アップなし)	Initial Series　変動(金利ステップ・アップなし) Series B　変動(金利ステップ・アップなし)
配当日	毎年６月・12月の最終営業日	毎年６月・12月の最終営業日	毎年７月24日と１月24日 (休日の場合は翌営業日)
配当停止条件	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①当行が自己資本比率/Tier1比率の最低水準を達成できない場合(ただし配当停止は当行の任意) ②当行につき、清算、破産または清算的会社更生が開始された場合 ③当行優先株式(注)2または普通株式への配当が停止され、かつ当行が本優先出資証券への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①「損失吸収事由(注)1」が発生した場合 ②当行優先株式(注)2への配当が停止された場合 ③当行の配当可能利益が、当行優先株式(注)2及びSBTC-LLCが発行した優先出資証券への年間配当予定額の合計額以下となる場合 ④当行普通株式への配当が停止され、かつ当行が本優先出資証券(注)3への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①当行優先株式(注)2について当行直近事業年度にかかる配当が一切支払われなかった場合 ②当行自己資本比率が規制上必要な比率を下回った場合(ただし、下記の強制配当事由の不存在を条件とする) ③当行が発行会社に対し配当不払いの通知をした場合(ただし、下記の強制配当事由の不存在を条件とする) ④当行が支払不能若しくは債務超過である旨の通知を当行が発行会社に行った場合
配当制限	規定なし	当行優先株式(注)2への配当が減額された場合は本優先出資証券(注)3への配当も同じ割合で減額される。	当行優先株式(注)2への配当が減額された場合は本優先出資証券(注)3への配当も同じ割合で減額される。
分配可能金額制限	規定なし	本優先出資証券(注)3への配当額は、当行の配当可能利益／予想配当可能利益から、当行優先株式(注)2及びSBTC-LLCが発行した優先出資証券への年間配当予定額を差し引いた、残余額の範囲内でなければならない(注)4(注)5。	本優先出資証券(注)3への配当金は、直近事業年度の当行分配可能額(当行優先株式(注)2への配当があればその額を控除した額)の範囲内で支払われる(注)6。

強制配当	当行直近事業年度につき当行株式への配当が支払われた場合には、同事業年度末を含む暦年の12月及び翌暦年の6月における配当が全額なされる。	当行直近事業年度につき当行普通株式への配当が支払われた場合には、同事業年度末を含む暦年の12月及び翌暦年の6月における配当が全額なされる。ただし、上記「配当停止条件」①ないし③、「配当制限」及び「分配可能金額制限」の制限に服する。	当行直近事業年度の当行普通株式の中間又は期末配当が支払われた場合には同事業年度末以降連続する2配当支払日(同年度末を含む暦年の7月及び翌暦年の1月)における配当が全額なされる。ただし、上記の「配当停止条件」④及び「分配可能金額制限」の制限に服する。
残余財産分配請求権	当行優先株式[(注)2]と同格	当行優先株式[(注)2]と同格	当行優先株式[(注)2]と同格

(注) 1　損失吸収事由

当行につき、①自己資本比率／Tier1比率の最低水準未達、②債務不履行、③債務超過、または④「管理変更事由」((a)清算事由＜清算、破産または清算的会社更生＞の発生、(b)会社更生、会社整理等の手続開始、(c)監督当局が、当行が支払不能または債務超過の状態にあること、または当行を公的管理に置くことを公表)が発生すること。ただし①の場合は、配当を停止するかどうかは当行の任意。

2　当行優先株式

自己資本比率規制上の基本的項目と認められる当行優先株式。今後発行される当行優先株式を含む。

3　本優先出資証券

当該発行体が今後新たに優先出資証券を発行した場合は、当該新発優先出資証券を含む。

4　SBESの分配可能金額制限における予想配当可能利益の勘案

当該現事業年度における本優先出資証券への年間配当予定額が、前事業年度末の当行の配当可能利益を基に計算した残余額の範囲内であっても、当該現事業年度の翌事業年度における本優先出資証券への年間配当予定額が、当該現事業年度末の当行の予想配当可能利益を基に計算した残余額を超える見込みである場合には、当該現事業年度における本優先出資証券への配当は、現事業年度末の予想配当可能利益を基に計算した残余額の範囲内で支払われる。

5　SBES以外の発行体から優先出資証券が発行されている場合の分配可能金額制限

SBES以外の当行連結子会社が、本優先出資証券と実質的に同条件の優先出資証券(「案分配当証券」)を発行している場合は、本優先出資証券への年間配当額は、案分配当証券がなければその限度額となる「残余額」に、本優先出資証券への年間配当予定額を分子、本優先出資証券への年間配当予定額と案分配当証券への年間配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

6　SPCL以外の発行体から優先出資証券が発行されている場合の分配可能金額制限

SPCL以外の当行連結子会社が、配当受領権において当行優先株式と同格の証券を発行している場合は、本優先出資証券への配当額は、直近事業年度の当行分配可能額(当行優先株式への配当があればその額を控除した額)に、本優先出資証券への配当予定額を分子、本優先出資証券への配当予定額と当該連結子会社が発行する証券への配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

発行体	SMBC Preferred Capital USD 1 Limited	SMBC Preferred Capital GBP 1 Limited	SMBC Preferred Capital JPY 1 Limited
発行証券の種類	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券
償還期限	定めず	定めず	定めず
任意償還	平成29年１月以降の各配当支払日 (ただし金融庁の事前承認が必要)	平成29年１月以降の各配当支払日 (ただし金融庁の事前承認が必要)	平成30年１月以降の各配当支払日 (ただし金融庁の事前承認が必要)
発行総額	1,650百万米ドル	500百万英ポンド	135,000百万円
払込日	平成18年12月18日	平成18年12月18日	平成20年２月７日
配当率	固定 (ただし平成29年１月の配当支払日以降は、変動配当率が適用されるとともにステップ・アップ金利が付される)	固定 (ただし平成29年１月の配当支払日以降は、変動配当率が適用されるとともにステップ・アップ金利が付される)	固定 (ただし、平成30年１月の配当支払日以降は変動配当。金利ステップ・アップなし)
配当日	毎年１月25日及び７月25日	平成29年１月までは毎年１月25日 平成29年７月以降は毎年１月25日及び７月25日	毎年１月25日及び７月25日
配当停止条件	強制配当停止事由 ①当行に「清算事由(注)1」又は「支払不能事由(注)2」が発生した場合には、配当が停止される(停止された配当は累積しない)。 ②「配当制限」又は「分配可能額制限」が適用される場合には、配当が減額又は停止される。 任意配当停止事由 「監督事由(注)3」に抵触する場合、又は、当行優先株式(注)4が存在しない状況で当行普通株式の配当を行っていない場合には、配当を減額又は停止できる。	強制配当停止事由 ①当行に「清算事由(注)1」又は「支払不能事由(注)2」が発生した場合には、配当が停止される(停止された配当は累積しない)。 ②「配当制限」又は「分配可能額制限」が適用される場合には、配当が減額又は停止される。 任意配当停止事由 「監督事由(注)3」に抵触する場合、又は、当行優先株式(注)4が存在しない状況で当行普通株式の配当を行っていない場合には、配当を減額又は停止できる。	強制配当停止事由 ①当行に「清算事由(注)1」又は「支払不能事由(注)2」が発生した場合には、配当が停止される(停止された配当は累積しない)。 ②「配当制限」又は「分配可能額制限」が適用される場合には、配当が減額又は停止される。 任意配当停止事由 「監督事由(注)3」に抵触する場合、又は、当行優先株式(注)4が存在しない状況で当行普通株式の配当を行っていない場合には、配当を減額又は停止できる。
配当制限	当行優先株式(注)4への配当が減額又は停止された場合は、本優先出資証券への配当も同じ割合で減額又は停止される。	当行優先株式(注)4への配当が減額又は停止された場合は、本優先出資証券への配当も同じ割合で減額又は停止される。	当行優先株式(注)4への配当が減額又は停止された場合は、本優先出資証券への配当も同じ割合で減額又は停止される。
分配可能額制限	「分配可能額(注)5」が本優先出資証券及び同順位証券の配当総額に不足している場合、本優先出資証券への配当金は「処分可能分配可能額(注)6」に等しい金額となる。	「分配可能額(注)5」が本優先出資証券及び同順位証券の配当総額に不足している場合、本優先出資証券への配当金は「処分可能分配可能額(注)6」に等しい金額となる。	「分配可能額(注)5」が本優先出資証券及び同順位証券の配当総額に不足している場合、本優先出資証券への配当金は「処分可能分配可能額(注)6」に等しい金額となる。
強制配当	当行直近事業年度につき当行普通株式への配当が支払われた場合には、本優先出資証券への配当が全額なされる。ただし、上記「配当停止条件」の制限に服する。	当行直近事業年度につき当行普通株式への配当が支払われた場合には、本優先出資証券への配当が全額なされる。ただし、上記「配当停止条件」の制限に服する。	当行直近事業年度につき当行普通株式への配当が支払われた場合には、本優先出資証券への配当が全額なされる。ただし、上記「配当停止条件」の制限に服する。
残余財産分配請求権	当行優先株式(注)4と同格	当行優先株式(注)4と同格	当行優先株式(注)4と同格

(注) 1　清算事由

清算手続の開始、裁判所による破産手続開始の決定、裁判所による事業の全部の廃止を内容とする更生計画案の作成の許可。

2　支払不能事由

債務に対する支払不能(破産法上の支払不能)、債務超過、監督当局が関連法規に基づき当行が支払不能の状態に陥っているという決定の下に法的措置をとること。

3　監督事由

当行の自己資本比率またはTier1比率が、それぞれ８％、４％を下回る場合。

4　当行優先株式

自己資本比率規制上の基本的項目と認められる当行優先株式。今後発行される当行優先株式を含む。

5　分配可能額

直前に終了した当行の事業年度に関する計算書類確定時点における会社法上の分配可能額から、直前に終了した事業年度の末時点での当行の優先株式の保有者に対して当該計算書類確定時点以降に支払われた配当額または支払われる予定の配当額、及び、当該事業年度において到来するすべての配当支払日に支払われるべきSBTC-LLCの配当総額を差し引いた額をいう。

6　処分可能分配可能額

当該事業年度中に支払われる本優先出資証券及び同順位証券への配当総額が、本優先出資証券に係る「分配可能額」を超えないように、本優先出資証券及び同順位証券間で当該「分配可能額」を按分して計算された、各本優先出資証券の各配当支払日において支払可能な金額をいう。

2．株式会社関西アーバン銀行の海外特別目的会社が発行している優先出資証券の概要

発行体	KUBC Preferred Capital Cayman Limited
発行証券の種類	非累積型・固定／変動配当・優先出資証券(以下、「本優先出資証券」という。)
償還期限	定めず
任意償還	平成24年7月以降の各配当支払日 (ただし金融庁の事前承認が必要)
発行総額	125億円
払込日	平成19年1月25日
配当率	固定 (ただし平成29年7月の配当支払日以降は、変動配当率が適用されるとともに、100ベーシス・ポイントのステップ・アップ金利が付される)
配当日	毎年1月25日と7月25日 (初回配当支払日は平成19年7月25日) 該当日が営業日でない場合は直後の営業日
配当停止条件	以下のいずれかの事項に該当する場合は、当該配当支払日における配当は支払われない。 (1) 当該配当支払日の直前に終了した事業年度中の日を基準日とする株式会社関西アーバン銀行最優先株式(注)1に対する配当を全く支払わない旨宣言され、それが確定した場合。 (2) 当該配当支払日の5営業日前までに、株式会社関西アーバン銀行が発行会社に対し支払不能証明書(注)2を交付した場合。 (3) 当該配当支払日が監督期間(注)3中に到来し、かつ、株式会社関西アーバン銀行が、当該配当支払日の5営業日前までに、発行会社に対して当該配当支払日に本優先出資証券に関して配当を行うことを禁止する旨の監督期間配当指示(注)4を交付している場合。 (4) 当該配当支払日が強制配当支払日でなく、当該配当支払日の5営業日以前に、株式会社関西アーバン銀行が発行会社に対して当該配当支払日に配当を行わないよう求める配当不払指示(注)5を交付している場合。 (5) 当該配当支払日が、株式会社関西アーバン銀行の清算期間(注)6中に到来する場合。 また、配当が支払われる場合においても、配当制限若しくは分配可能金額制限の適用又は監督期間配当指示(注)4若しくは配当減額指示(注)7がある場合には、それぞれ制限を受ける。
配当制限	ある事業年度中のいずれかの日を基準日とする株式会社関西アーバン銀行最優先株式(注)1に関する配当に関して、株式会社関西アーバン銀行がその一部のみを支払う旨宣言し、それが確定した場合、発行会社が当該事業年度終了直後の7月及び1月の配当支払日に本優先出資証券に関する配当として支払可能な金額は、定款に従い、株式会社関西アーバン銀行最優先株式(注)1について当該事業年度中の日を基準日として株式会社関西アーバン銀行が宣言し、かつ確定した配当金額(上記一部配当金額を含む。)の合計金額の、かかる株式会社関西アーバン銀行最優先株式(注)1の配当金全額に対する比率をもって、本優先出資証券の配当金全額を按分した金額を上限とする。 株式会社関西アーバン銀行のある事業年度中の日を基準日とする株式会社関西アーバン銀行最優先株式(注)1に関する配当に関して、株式会社関西アーバン銀行がこれを行わない旨宣言し、かつそれが確定した場合、発行会社は、当該事業年度終了直後の7月及び1月の配当支払日に本優先出資証券に関する配当を行うことができない。
分配可能金額制限	本優先出資証券への配当金は、下記に定める金額の範囲内でなければならない。 (1) 7月に到来する配当支払日(「前期配当支払日」)に関しては、株式会社関西アーバン銀行の分配可能額から下記(A)、(B)及び(C)に記載の金額を控除した金額 (A) 直近に終了した株式会社関西アーバン銀行の事業年度にかかる計算書類につき会社法上必要な取締役会又は株主総会の承認を受けた日以降に株式会社関西アーバン銀行の全ての種類の優先株式に関して支払う旨宣言され、かつそのように確定した配当の金額 (B) 株式会社関西アーバン銀行の子会社(発行会社を除く。)が発行した証券で株式会社関西アーバン銀行の全ての種類の優先株式と比較して配当の順位が同等であるものの保有者に関する配当及びその他の分配金で、その支払の宣言が株式会社関西アーバン銀行の当該事業年度末以降になされた配当及びその他の分配金の金額 (C) 配当同順位株式(注)8(もしあれば)の配当で、その支払の宣言が株式会社関西アーバン銀行の当該事業年度末以降になされた配当の金額 (2) 前期配当支払日の翌年1月に到来する配当支払日(「後期配当支払日」)に関しては、上記(1)に記載の金額から下記(x)、(y)及び(z)に記載の金額を控除した額 (x) (後期配当支払日の前日の時点において)前期配当支払日以降上記(A)に定める株式に関して支払う旨宣言され、かつそのように確定した配当の金額 (y) 前期配当支払日に発行会社が本優先出資証券に関して支払う旨宣言された配当の金額 (z) (後期配当支払日の前日の時点において)前期配当支払日以降上記(B)及び(C)に定める証券の保有者に対して支払う旨宣言された配当の金額
強制配当	ある事業年度中のいずれかの日を基準日として、株式会社関西アーバン銀行が株式会社関西アーバン銀行の普通株式に関する配当を行った場合、発行会社は、当該事業年度終了直後の7月及び1月の配当支払日に本優先出資証券に対する全額の配当を行うことを要する(下記(1)、(2)、(3)及び(4)を条件とする。)。強制配当は、当該配当支払日に係る配当不払指示(注)5又は配当減額指示(注)7がなされているかどうかには関わりなく実施される。 (1) 支払不能証明書(注)2が交付されていないこと (2) 分配制限に服すること (3) 当該配当支払日が監督期間(注)3中に到来する場合には、監督期間配当指示(注)4に服すること (4) 当該配当支払日が株式会社関西アーバン銀行の清算期間(注)6中に到来するものでないこと
残余財産分配請求権	1口あたり10,000,000円

（注）1　株式会社関西アーバン銀行最優先株式
株式会社関西アーバン銀行が自ら直接発行した優先株式で、自己資本の基本的項目に算入され、配当に関する順位が最も優先する優先株式。

2　支払不能証明書
株式会社関西アーバン銀行が支払不能状態であるか、株式会社関西アーバン銀行が発行会社から借り入れている劣後ローンの利息支払を行うことにより株式会社関西アーバン銀行が支払不能状態になる場合に、株式会社関西アーバン銀行が発行会社に対して交付する証明書。
支払不能状態とは、(x)株式会社関西アーバン銀行がその債務を支払期日に返済できないか、若しくはできなくなる状態(日本の破産法上の「支払不能」を意味する。)、あるいは株式会社関西アーバン銀行の負債(上記劣後ローン契約上の債務を除くとともに、株式会社関西アーバン銀行の基本的項目に関連する債務で、残余財産分配の優先順位において上記劣後ローン契約上の債務と同等又は劣後するものを除く。)が株式会社関西アーバン銀行の資産を超えるか、若しくは上記劣後ローンの利息の支払を行うことにより(発行会社の普通株式に関する配当が株式会社関西アーバン銀行に対して行われることによる影響を考慮しても)超える状態、又は(y)金融庁、その他日本において金融監督を担う行政機関が銀行が支払不能である旨判断し、その判断に基づき、法令に基づく措置を株式会社関西アーバン銀行に関して取ったことをいう。

3　監督期間
監督事由が発生し、かつ継続している期間。
監督事由とは、株式会社関西アーバン銀行が、金融商品取引法により内閣総理大臣に提出することが要求される有価証券報告書若しくは半期報告書に係る事業年度末又は半期末において日本の銀行規制に定める基準に基づき計算される株式会社関西アーバン銀行の自己資本比率又は自己資本の基本的項目比率が日本の銀行規制の要求する最低限のパーセンテージを下回った場合をいう。

4　監督期間配当指示
配当支払日が監督期間中に到来する場合に、株式会社関西アーバン銀行が、当該配当支払日の５営業日前までに発行会社に対してする、(a)当該配当支払日に本優先出資証券に関して配当を行うことを禁止する旨の指示、又は、(b)配当の宣言及び支払を、発行会社が本優先出資証券に対して支払ったであろう金額の100％に満たない場合に制限する旨の指示。

5　配当不払指示
株式会社関西アーバン銀行が、各配当支払日の５営業日前までに、当該配当支払日に配当を行わないよう発行会社に対して求める指示(強制配当支払日及び監督期間配当指示が交付された配当支払日については交付することができない。)。

6　清算期間
清算事由が発生し、かつ継続している期間。
清算事由とは、(a)日本法に基づき株式会社関西アーバン銀行の清算手続が開始された場合(会社法に基づく株式会社関西アーバン銀行の特別清算手続を含む。)又は(b)日本の管轄裁判所が(x)日本の破産法に基づき株式会社関西アーバン銀行の破産手続開始の決定をした場合、若しくは(y)日本の会社更生法に基づき株式会社関西アーバン銀行の事業の全部の廃止を内容とする更正計画案を認可した場合をいう。

7　配当減額指示
株式会社関西アーバン銀行が、各配当支払日の５営業日前までに、当該配当支払日に満額配当を行わないよう発行会社に対して求める指示(強制配当支払日及び監督期間配当指示が交付された配当支払日については交付することができない。)。

8　配当同順位株式
配当の支払において本優先出資証券と同順位であることが明示的に定められた発行会社の優先株式(本優先出資証券を除く。)。

（資産の査定）

（参考）

資産の査定は、「金融機能の再生のための緊急措置に関する法律」（平成10年法律第132号）第６条に基づき、当行の貸借対照表の社債（当該社債を有する金融機関がその元本の償還及び利息の支払の全部又は一部について保証しているものであって、当該社債の発行が金融商品取引法（昭和23年法律第25号）第２条第３項に規定する有価証券の私募によるものに限る。）、貸出金、外国為替、その他資産中の未収利息及び仮払金並びに支払承諾見返の各勘定に計上されるもの並びに欄外に注記することとされている有価証券の貸付けを行っている場合のその有価証券（使用貸借又は賃貸借契約によるものに限る。）について債務者の財政状態及び経営成績等を基礎として次のとおり区分するものであります。

1　破産更生債権及びこれらに準ずる債権

破産更生債権及びこれらに準ずる債権とは、破産手続開始、更生手続開始、再生手続開始の申立て等の事由により経営破綻に陥っている債務者に対する債権及びこれらに準ずる債権をいう。

2　危険債権

危険債権とは、債務者が経営破綻の状態には至っていないが、財政状態及び経営成績が悪化し、契約に従った債権の元本の回収及び利息の受取りができない可能性の高い債権をいう。

3　要管理債権

要管理債権とは、３カ月以上延滞債権及び貸出条件緩和債権をいう。

4　正常債権

正常債権とは、債務者の財政状態及び経営成績に特に問題がないものとして、上記１から３までに掲げる債権以外のものに区分される債権をいう。

資産の査定の額

債権の区分	平成19年３月31日現在	平成20年３月31日現在
	金額(億円)	金額(億円)
破産更生債権及びこれらに準ずる債権	1,089	1,178
危険債権	3,001	4,020
要管理債権	3,297	2,841
正常債権	605,422	639,282

2 【生産、受注及び販売の状況】

「生産、受注及び販売の状況」は、銀行業における業務の特殊性のため、該当する情報がないので記載しておりません。

3 【対処すべき課題】

サブプライムローン問題に端を発する金融市場の混乱に加え、国内外で景気の減速懸念が高まる中、当行グループは、平成20年度を、「不透明・不確実な環境変化に適切に対応しつつ、中期経営計画の実現に向け着実に前進する年」と位置付け、引き続き、当行グループの持ち味である「先進性」、「スピード」、「提案・解決力」を活かし、中期経営計画で掲げた「成長事業領域の重点的強化」及び「持続的成長に向けた企業基盤の整備」の２点に取り組んでまいります。

(1) 成長事業領域の重点的強化

（個人向け金融コンサルティングビジネス、支払・決済・コンシューマーファイナンス)

個人のお客さまにつきましては、まず、金融コンサルティングビジネスの一段の高度化を進めてまいります。具体的には、昨年12月に銀行等による保険販売が全面解禁されたことを受けて取扱いを開始した終身、定期、医療等の６種類の保険商品、投資信託、個人年金保険、SMBCフレンド証券株式会社が提供する投資一任契約に基づく資産運用サービス等の商品ラインアップの一層の充実を図り、引き続き、お客さまの多様化するニーズにお応えしてまいります。また、コンサルタントの増員、研修等を通じたコンサルタントのスキル向上に努めると共に、支店、SMBCコンサルティングプラザ及びSMBCコンサルティングオフィスといった多様な形態の店舗を積極的に展開してまいります。

次に、クレジットカード事業につきましては、本年２月に策定した当行グループの今後のクレジットカード事業戦略にもとづき、来年４月を目途に、株式会社セントラルファイナンス、株式会社オーエムシーカード及び株式会社クオークの合併を計画しております。当行を始め、三井住友フィナンシャルグループでは、今後、合併新会社と三井住友カード株式会社を軸に、グループトータルでのスケールメリットの追求及び提携各社の強みを活かしたトップラインシナジーの極大化を通じて、「本邦ナンバーワンのクレジットカード事業体」の実現を目指してまいります。加えて、プロミス株式会社との協働事業につきましても、引き続き、ローン契約機の増設等を通じて推進し、お客さまのライフスタイルに応じた健全なファイナンスニーズにお応えしてまいります。

(法人向けソリューションビジネス、投資銀行・信託業務)

法人のお客さまにつきましては、引き続き、お客さまの多様なニーズに的確にお応えする質の高いソリューション提供に取り組んでまいります。具体的には、シンジケート・ローン、ストラクチャード・ファイナンス等の多様な資金調達手法や、M＆Aを通じた事業拡大・再編など、お客さまの経営課題に対するソリューション提供を、法人営業部等の営業拠点とコーポレート・アドバイザリー本部との協働や、大和証券エスエムビーシー株式会社との連携を通じて推進してまいります。また、営業拠点とプライベート・アドバイザリー本部との協働を通じて、事業承継、職域取引等の個人と法人のお客さまのニーズが重なる分野を強化いたしますと共に、本年４月に新設いたしましたグローバル・アドバイザリー部を通じて、国内外の拠点の連携を推進し、お客さまの海外進出や海外における事業展開等に対するソリューション提供を一段と強化してまいります。加えて、成長企業育成ビジネス、公共法人・地域金融機関取引、環境ビジネスといった成長分野における取組みにつきましても引き続き推進してまいります。

リース事業につきましては、三井住友フィナンシャルグループと住友商事グループとの戦略的提携に基づき、昨年10月に三井住友銀リース株式会社と住商リース株式会社が合併し、三井住友ファイナンス＆リース株式会社が発足いたしました。今後、銀行系リースと商社系リースのノウハウを結集し、取扱商品の多様化、差別化を推進することにより、お客さまにとって、より付加価値の高い商品・サービスを提供してまいります。また、株式会社日本総研ソリューションズによるシステム構築・運用やＩＴ・セキュリティ関連コンサルティング業務等、グループ一体となったソリューション提供につきましても更に進めてまいります。

(グローバルマーケットにおける特定分野)

高い経済成長が見込まれるアジア地域を引き続き重要市場と位置付け、本年４月に設置いたしましたアジア・大洋州本部を通じて、より地域に密着した機動的な業務運営を進めてまいります。また、昨年来推進しておりますベトナムイグジムバンクとの資本・業務提携や第一商業銀行(台湾)などアジア各国の地場銀行との業務提携を梃子に、アジア地域における事業を一段と強化してまいります。加えて、中東等の成長市場における拠点の増強や、プロジェクトファイナンス、船舶ファイナンスといった当行が強みを持つ特定プロダクツの強化につきましても、引き続き進めてまいります。

(自己勘定投資、アセット回転型ビジネス)

メザニン、エクイティやファンド投資等の自己勘定投資や、貸出等を通じて引き受けたリスクの加工及び投資家に対する販売を行うアセット回転型ビジネスについては、環境変化に対し柔軟かつ機敏に対応できる体制を構築し、ビジネス機会を適切に捕捉してまいります。

(2) 持続的成長に向けた企業基盤の整備

当行グループは、持続的成長を支える企業基盤の整備を一段と進めてまいります。

コンプライアンスにつきましては、引き続き、国内外を問わず、法令等の遵守を徹底し、磐石の体制を構築してまいります。また、ＣＳ・品質の向上につきましても、今後とも、お客さまのご意見・ご要望を活かす体制をより強化してまいります。

リスク管理につきましては、昨年度末に導入したバーゼルⅡ(新ＢＩＳ規制)への対応を着実に進め、一段と高度化してまいりますとともに、本年４月に設置した与信モニタリング室を通じて、法人営業拠点に対する支援・指導を実施する等、与信管理体制の一段の強化を図ってまいります。

人材マネジメントにつきましても、意欲を持った従業員による、より上位の職務へのチャレンジや担当職務の拡大を通じて、お客さまにより質の高いサービスを提供できる体制を築いてまいります。

また、三井住友フィナンシャルグループは、「最高の信頼を得られ世界に通じる金融グループ」を目指し、ニューヨーク証券取引所への上場を検討してまいります。

当行を始め、三井住友フィナンシャルグループは、今年度、これらの取り組みを通じて中期経営計画達成への歩を進めてまいりますと共に、お客さま、株主・市場、社会からのご評価を更に高めてまいりたいと考えております。

4 【事業等のリスク】

当行及び当行グループの事業その他に関するリスクについて、投資者の判断に重要な影響を及ぼす可能性があると考えられる主な事項やその他リスク要因に該当しない事項であっても、投資者の投資判断上、重要であると考えられる事項について記載しております。また、これらのリスクは互いに独立するものではなく、ある事象の発生により他の様々なリスクが増大する可能性があることについてもご留意ください。なお、当行は、これらリスク発生の可能性を認識したうえで、発生を回避するための施策を講じるとともに、発生した場合には迅速かつ適切な対応に努める所存であります。

本項においては、将来に関する事項が含まれておりますが、当該事項は有価証券報告書提出日現在において判断したものであります。

1　当行グループのビジネス戦略

当行グループは、銀行業務を中心に、証券業務、投融資業務、ベンチャーキャピタル業務等の各種金融サービスを行うグループ会社群によって構成されており、これらのグループ会社間のシナジー効果を発揮し付加価値の高い金融サービスを幅広く提供するために、様々なビジネス戦略を実施し、グループ全体の収益力の極大化を目指しております。

また、当行完全親会社である株式会社三井住友フィナンシャルグループは、平成19年４月に、平成19年度から21年度までの３年間を計画期間とする中期経営計画「LEAD THE VALUE 計画」を公表しておりますが、上記の戦略あるいは計画に記載した各種施策は必ずしも奏功するとは限らず、当初想定した成果をもたらさない可能性があります。

2　合弁事業、提携、買収及び経営統合

当行グループはこれまで、証券業務、コンシューマーファイナンス業務、クレジットカード業務、リース業務における提携に加えて海外の金融機関との提携等、様々な戦略的提携を行ってきており、今後も同様の戦略的提携等を行っていく可能性があります。しかし、こうした提携や新規事業等は、法制度の変更、経済環境の変化や競争の激化、提携先が提携業務の遂行に支障をきたす事態となった場合等には、期待されるサービス提供や十分な収益を確保できない可能性があります。また、提携に際して取得した株式や貸出金の価値が毀損する場合には、当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

3　業務範囲の拡大

(1) 国内の業務範囲の拡大

最近の規制緩和に伴い、当行グループは新たな収益機会を得るために業務範囲を拡大することがあります。当行グループが業務範囲を拡大することに伴い、新たなリスクに晒されます。当行グループは、拡大された業務範囲に関するリスクについては全く経験がないか又は限定的な経験しか有していないことがあります。当行グループが精通していない業務分野に進出した場合又は競争の激しい分野に進出した場合等において、当行グループの業務範囲の拡大が奏功しないか又は当初想定した成果をもたらさない可能性があります。

(2) 海外の業務範囲の拡大

経済のグローバル化が進展する中で、当行グループは海外業務を拡大する可能性があります。当行グループはその場合、金利・為替リスク、現地の税制・規制の変更リスク、社会・政治・経済情勢が変化するリスク等に直面することから、結果として、想定した収益をあげることができない可能性があります。

4　子会社、関連会社等に関するリスク

当行グループは、グループ内の企業が相互に共働して営業活動を行っております。これらの会社の中には、当行グループの中核的業務である銀行業と比較して業績変動の大きい会社やリスクの種類や程度の異なる業務を行う会社もあります。当行グループがこれら子会社等への投資から便益を受けることができるかどうかは不確定であり、それらの会社の業績が悪化した場合に当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

5　他の金融機関との競争

当行グループは内外の銀行、証券会社、政府系金融機関、ノンバンク等との間で熾烈な競争関係にあります。今後、これら金融機関との競争が現在以上に激化する場合には、当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

6　信用リスク

(1) 不良債権残高及び与信関係費用の増加

当行グループは、貸出金等の債権について、劣化に対する予防策やリスク管理を強化するなど、信用リスクに対して様々な対策を講じております。また、自己査定基準、償却引当基準に基づき、その信用リスクの程度に応じて、担保処分等による回収見込額及び貸倒実績率等を勘案した貸倒引当金を計上しております。

しかしながら、内外の経済動向の変化、取引先の経営状況の変化(業況の悪化、企業の信頼性を失墜させる不祥事等の問題の発生等)、担保価値及び貸倒実績率等の変動、貸倒引当金計上に係る会計基準等の変更等により、貸倒引当金積増し及び貸倒償却等の与信関係費用や不良債権残高が増加する可能性があります。その結果、当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

(2) 取引先の業況の悪化

当行グループの取引先の中には、当該企業の属する業界が抱える固有の事情等の影響を受けている企業がありますが、内外の経済金融環境及び特定業種の抱える固有の事情の変化等により、当該業種に属する企業の財政状態が悪化する可能性があります。また、当行グループは、債権の回収を極大化するために、当行グループの貸出先に対する債権者としての法的権利を必ずしも行使せずに、状況に応じて債権放棄、デット・エクイティ・スワップ又は第三者割当増資の引受、追加貸出等の金融支援を行うことがあります。これら貸出先の信用状態が悪化したり、企業再建が奏功しない場合には、当行グループの不良債権残高、与信関係費用及びリスク・アセット等が増加し、経営成績及び財政状態に影響を及ぼす可能性があります。

(3) 他の金融機関における状況の変化

他の金融機関の経営状態の悪化により当該金融機関の流動性及び支払能力等に問題が発生した場合には、当行グループが、問題の生じた金融機関に対する支援を要請されたり、当行グループが保有する金融機関の株式が減価する可能性及び金融機関宛与信に関する与信関係費用等が増加したりする可能性があります。さらに、預金保険の基金が不十分となった場合には、預金保険料が引き上げられる可能性があります。

また、他の金融機関による貸出先への融資の打ち切り又は引き上げがあった場合には、貸出先の経営状態の悪化又は破綻がおこり、当該貸出先に対して当行グループが追加融資を求められたり、当行グループの不良債権残高及び与信関係費用等が増加したりする可能性があります。

7　保有株式に係るリスク

(1) 株式価値の低下リスク

当行グループは市場性のある株式等、大量の株式を保有しております。株式は価値の低下リスクがあるため、内外経済や株式市場の需給関係の悪化、発行体の経営状態の悪化等により株式の価値が低下する場合には、保有株式に減損処理及び評価損等が発生し、当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

(2) 株式の処分に関するリスク

当行グループは、株価下落による経営成績及び自己資本比率への影響を減らす等の財務上のリスク削減の観点等から、場合によっては損失が発生するのを承知しながら株式の売却を行う可能性があります。当行グループが保有している株式には、取引先との良好な関係を築くために保有しているものがあり、こうした株式の売却は、取引先との関係の悪化や取引の減少を招く可能性があります。

8　トレーディング業務、保有債券等に係るリスク

当行グループは、デリバティブ取引を含む多種多様な金融商品を取扱うトレーディング業務や債券、ファンド等への投資を行っているため、当行グループの経営成績及び財政状態は、金利、為替、株価、債券価格、商品価格等の変動リスクに常に晒されております。例えば、金利が上昇したり債券の格付が引き下げられたりした場合、当行グループが保有する国債等の債券ポートフォリオの価値に影響を及ぼし、売却損や評価損等が発生する可能性があります。また、市場の低迷等により流動性が低下した場合、収益の減少をもたらしたり、ポジションを機敏に解消することができずに損失が発生したりする等、当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

9　米国のサブプライムローン等に係るリスク

米国において発生したサブプライムローン問題等の状況が悪化することにより、当行グループが保有する有価証券の価格が下落したり、与信ポートフォリオの一部が影響を受けたりする可能性があります。また、金融市場の混乱や経済環境の悪化が世界的に長期化する場合は、直接的あるいは間接的に当行グループの資産に悪影響が生じるおそれがあります。その結果、当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

10　為替リスク

当行グループが保有する外貨建資産及び負債は、為替レートが変動した場合において、これら外貨建資産及び負債に係る為替リスクが相殺されないとき又は適切にヘッジされていないときは、当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

11　退職給付債務

当行グループの年金資産の運用利回りが期待運用収益率を下回った場合や退職給付債務を計算する前提となる割引率等の基礎率を変更した場合等には、数理計算上の差異が発生します。加えて、年金制度を変更した場合には過去勤務債務が発生します。これらの未認識債務は将来の一定期間にわたって損益として認識していくため、将来の退職給付費用が増加する可能性があり、当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

12　自己資本比率

当行は海外営業拠点を有しておりますので、連結自己資本比率及び単体自己資本比率を平成18年金融庁告示第19号に定められる国際統一基準以上に維持する必要があります(現状、この国際統一基準において必要とされる自己資本比率は８％以上であります)。

一方、当行の連結子会社のうち海外営業拠点を有していない株式会社みなと銀行、株式会社関西アーバン銀行及び株式会社ジャパンネット銀行については、連結自己資本比率及び単体自己資本比率を、同じく平成18年金融庁告示第19号に定められる国内基準以上に維持する必要があります(現状、この国内基準において必要とされる自己資本比率は４％以上であります)。

当行グループ又は当行の銀行子会社(株式会社みなと銀行、株式会社関西アーバン銀行、株式会社ジャパンネット銀行)の自己資本比率がこれらの基準を下回った場合、金融庁長官から自己資本比率に応じて、自己資本の充実に向けた様々な実行命令を受けるほか、業務の縮小や新規取扱いの禁止等を含む様々な命令を受けることになります。また、海外銀行子会社についても、現地において自己資本比率規制が適用されており、同様に現地当局から様々な規制及び命令を受けることになります。その場合、業務が制限されることにより、取引先に対して十分なサービスを提供することが困難となり、その結果、当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

当行グループ及び当行の銀行子会社の自己資本比率は、当行グループ各社の経営成績の悪化や、本項「事業等のリスク」に記載する様々な要因が単独又は複合的に影響することによって低下する可能性があります。さらに、例えば次のような要因により自己資本比率が低下する可能性があります。

(1) 繰延税金資産の自己資本比率規制上の自己資本算入額に関する上限

わが国の自己資本比率規制において、繰延税金資産については、従来は貸借対照表計上額が全額自己資本の額に算入されておりましたが、平成17年12月に公布された自己資本比率規制の告示の改正により、主要行については、自己資本比率規制における自己資本のうち、基本的項目(Tier I)に算入可能な繰延税金資産の割合の上限は平成20年３月31日以降20％とされております。かかる規制により、当行グループの自己資本比率規制上の自己資本の額が減少し、自己資本比率が低下する可能性があります。

(2) 繰延税金資産の貸借対照表計上額

現時点におけるわが国の会計基準に基づき、一定の条件の下で、将来における税金負担額の軽減効果として繰延税金資産を貸借対照表に計上することが認められております。貸借対照表に計上された繰延税金資産について、将来の課税所得見積額及び無税化スケジュール等の変更により、繰延税金資産の一部又は全部の回収が困難であると判断した場合は、当行グループの貸借対照表に計上する繰延税金資産の額を減額する可能性があります。その結果、当行グループの経営成績及び財政状態に影響を及ぼし、自己資本比率が低下する可能性があります。

(3) 劣後債務

自己資本比率の算定においては、基本的項目の額を基礎とする一定の範囲内で、劣後債務を補完的項目として自己資本に算入することが認められております。当行グループの基本的項目の額が財政状態の悪化等何らかの要因により減少した場合、もしくは、自己資本算入期限の到来した劣後債務の借換えが困難となった場合には、当行グループの補完的項目として自己資本の額に算入される劣後債務の額が減少し、自己資本比率が低下する可能性があります。

13　当行グループに対する信用リスクの評価

当行及び当行グループ各社の格付が低下するなど信用が低下した場合、当行グループの国内外における資本及び資金調達の条件が悪化する、もしくは取引が制約される可能性があります。このような事態が生じた場合、当行グループの資本及び資金調達費用が増加したり、外貨資金調達等に困難が生じたりする等、当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

14　決済に関するリスク

当行グループは、内外の多くの金融機関と多様な取引を行っております。金融システム不安が発生した場合又は大規模なシステム障害が発生した場合に、金融市場における流動性が低下する等、決済が困難になるリスクがあります。また、一般のお客さまを対象とした決済業務において決済相手方の財政状態の悪化により決済が困難になるリスクがあります。これらの場合に、当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

15　オペレーショナルリスク

当行グループが多様な業務を遂行していく際にはオペレーショナルリスクが存在し、内部及び外部の不正行為、労務管理面及び職場環境面での問題の発生、お客さまへの商品勧誘や販売行為等における不適切な行為、自然災害等による被災やシステム障害等に伴う事業中断、並びに不適切な事務処理等、内部プロセス・人・システムが適切に機能しないことや外部で発生した事象により、損失が発生する可能性があります。これらの場合に、当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

(1) 事務リスク

当行グループのすべての業務に事務リスクが存在し、役職員等が事務に関する社内規程・手続等に定められたとおりの事務処理を怠る、あるいは事故、不正等をおこす可能性があります。この場合に、当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

(2) 情報システムに関するリスク

当行グループが業務上使用している情報システムにおいては、安定的な稼働を維持するためのメンテナンス、バックアップシステムの確保、障害発生の防止策を講じ、また、不測の事態に備えたコンティンジェンシープランを策定し、システムダウンや誤作動等の障害が万一発生した場合であっても安全かつ速やかに業務を継続できるよう体制の整備に万全を期しております。しかしながら、これらの施策にもかかわらず、品質不良、人為的ミス、外部からの不正アクセス、コンピューターウィルス、災害や停電等の要因によって障害が発生した場合、障害の規模によっては当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

16　お客さまに関する情報の漏洩

当行グループは、膨大なお客さまに関する情報を保有しており、情報管理に関する規程及び体制の整備や役職員等に対する教育の徹底等により、お客さまに関する情報の管理には万全を期しております。しかしながら、悪意のある第三者によるコンピュータへの侵入や役職員等及び委託先の人為的ミス、事故等によりお客さまに関する情報が外部に漏洩した場合、お客さまからの損害賠償請求やお客さま及びマーケット等からの信頼失墜等により、当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

17　リスク管理方針及び手続の有効性に関するリスク

当行グループは、リスク管理方針及び手続の強化に努めておりますが、新しい分野への急速な業務の進出や拡大に伴い、リスク管理方針及び手続が有効に機能しない可能性があります。また、当行グループの管理方針及び手続の一部は、過去の経験に基づいて制定されたものもあるため、将来発生する多様なリスクを必ずしも正確に予測することができず、有効に機能しない場合があります。

18　財務報告に係る内部統制に関するリスク

金融商品取引法及び関連する法令の施行により、当行の親会社である株式会社三井住友フィナンシャルグループは、平成21年３月期より、財務報告に係る内部統制の有効性を評価し、その結果を記載した内部統制報告書の提出及びこれについて公認会計士等による監査を受けることを義務づけられております。

当行は、三井住友フィナンシャルグループの一員として、会計処理の適正性及び財務報告の信頼性を確保するため、財務報告に係る内部統制評価規程等を制定し、財務報告に係る内部統制について必要な体制を整備しております。財務報告に係る内部統制における有効性評価に際して想定外の重要な欠陥が発生し期末日までに是正されない場合には、内部統制報告書にその旨を記載する必要があります。その結果、お客さま及びマーケット等からの信頼失墜等により、当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

19　分配可能額

一定の状況又は条件の下では、会社法その他諸法令上の規制に基づいて算出される当行の分配可能額が減少するか、又はゼロとなる可能性があります。当行の海外特別目的子会社が発行する優先出資証券については、契約上、当行の分配可能額の水準によって配当支払が制限を受ける場合があるため、当行の分配可能額の水準によっては、当該優先出資証券の配当の支払が困難もしくは不可能となる場合があります。

20　有能な人材の確保

当行グループは幅広い分野で高い専門性を必要とする業務を行っておりますので、各分野において有能で熟練した人材が必要とされます。お客さまに高水準のサービスを提供するため、従業員の積極的な採用及び従業員の継続的な研修を行うこと等により、経費が増加する可能性があります。また、当行グループは、他の銀行及び証券会社等と競合関係にあるため、有能な人材を継続的に採用し定着を図ることができなかった場合には、当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

21　重要な訴訟等

当行グループは、国内外において、銀行業務を中心に、証券業務、投融資業務、ベンチャーキャピタル業務等の各種金融サービスを行うグループ会社群によって構成されており、付加価値の高い金融サービスを幅広く提供しております。こうした業務遂行の過程で、損害賠償請求訴訟等を提起されたり、損害に対する補償をしたりする可能性があり、その帰趨によっては、当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

22　金融業界及び当行グループに対する否定的な報道

金融業界又は個別行を対象として、様々な問題に関する否定的な内容の報道がなされることがあります。これらの中には憶測に基づいたものや、必ずしも正確な事実に基づいていないと思われるものも含まれておりますが、報道された内容が正確であるか否かにかかわらず、又は当行グループが報道された内容に該当するか否かにかかわらず、これらの報道がお客さまや市場関係者等の理解・認識に影響を及ぼすことにより、当行グループの信用や当行が発行した社債の流通価格が悪影響を受ける可能性があります。

23　各種の規則及び法制度等

(1) コンプライアンス体制等

当行グループは業務を行うにあたり、会社法、銀行法、独占禁止法、金融商品取引法及び金融商品取引所が定める関係規則等の各種の規制及び法制度等の適用を受けております。また、海外においては、それぞれの国や地域の規制及び法制度の適用並びに金融当局の監督を受けております。当行グループは、法令その他諸規則等を遵守すべく、コンプライアンス体制及び内部管理体制の強化を経営上の最重要課題のひとつとして位置づけ、グループ各社の役職員等に対して適切な指示、指導及びモニタリングを行う体制を整備するとともに、不正行為の防止・発見のために予防策を講じております。しかし、役職員等が法令その他諸規則等を遵守できなかった場合、法的な検討が不十分であった場合又は予防策が効果を発揮せず役職員等による不正行為が行われた場合には、不測の損失が発生したり、行政処分や罰則を受けたり、業務に制限を付されたりするおそれがあり、また、お客さまからの損害賠償請求やお客さま及びマーケット等からの信頼失墜等により、当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

(2) 各種の規制及び法制度等の変更

当行グループが国内外において業務を行う際には、様々な法律、規則、政策、実務慣行、会計制度及び税制等の適用を受けております。これら法令等及びその解釈は常に変更される可能性があり、その内容によっては当行グループの業務運営に影響を与え、経営成績及び財政状態に影響を及ぼす可能性があります。

5 【経営上の重要な契約等】

該当ありません。

6 【研究開発活動】

当連結会計年度の研究開発活動につきましては、その他事業(システム開発・情報処理業)を行う子会社において、業務システムに関する研究開発を行いました。なお、研究開発費の金額は５百万円であります。

7 【財政状態及び経営成績の分析】

当連結会計年度の財政状態及び経営成績の分析は、以下のとおりであります。

なお、本項に記載した将来に関する事項は、有価証券報告書提出日現在において判断したものであり、リスクと不確実性を内包しているため、今後様々な要因によって変化する可能性がありますので、ご留意ください。

銀行業務を中心に、リース業務、証券業務、クレジットカード業務、投融資業務、融資業務、ベンチャーキャピタル業務などの金融サービスに係る事業を行っております当行グループは、当連結会計年度よりスタートいたしました中期経営計画「LEAD THE VALUE 計画」のもとで、「成長事業領域の重点的強化」及び「持続的成長に向けた企業基盤の整備」の２点の戦略施策に積極的に取り組んでまいりました。

こうした取組みの結果、連結経常利益は、前連結会計年度比182億円増加の7,349億円となりました。また、連結当期純利益は、前連結会計年度比499億円減少の3,518億円となりました。

これは、連結粗利益が前連結会計年度比1,595億円増加したものの、営業経費及び与信関係費用が前連結会計年度比それぞれ533億円、986億円増加したことに加えて、前連結会計年度において退職給付信託返還益が計上されていた反動により特別損益が前連結会計年度比429億円減益となったことが主な要因であります。

なお、当連結会計年度末の当行の不良債権残高(金融再生法開示債権残高)は、前連結会計年度比652億円増加の8,039億円となりましたが、不良債権比率は1.24%と引き続き低水準を維持しております。

サブプライムローン関連証券等につきましては、早期売却を実施するとともに、930億円の損失処理（償却・引当891億円、売却損39億円）を行った結果、当連結会計年度末時点におけるサブプライムローン関連の投融資残高は、償却・引当控除後で約60億円となり、今後の財務面への影響は限定的であると考えております。

当連結会計年度における主な項目の分析は、以下のとおりであります。

（金額単位　億円）

	前連結会計年度	当連結会計年度	前連結会計年度比
連結粗利益	17,004	18,600	1,595
資金運用収支	11,534	12,089	555
信託報酬	34	37	2
役務取引等収支	4,660	4,321	△338
特定取引収支	1,166	4,491	3,324
その他業務収支	△391	△2,340	△1,948
営業経費	7,684	8,218	533
不良債権処理額　①	1,237	2,225	988
貸出金償却	630	1,295	665
個別貸倒引当金繰入額	712	1,620	907
一般貸倒引当金繰入額	△509	△1,037	△527
その他	403	347	△56
株式等損益	438	△309	△747
持分法による投資損益	△1,232	△426	806
その他	△121	△70	51
経常利益	7,166	7,349	182
特別損益	340	△89	△429
うち減損損失	47	48	0
うち償却債権取立益　②	7	9	1
うち退職給付信託返還益	363	—	△363
税金等調整前当期純利益	7,507	7,260	△247
法人税、住民税及び事業税	476	407	△68
法人税等調整額	2,387	2,653	266
少数株主利益	625	680	54
当期純利益	4,017	3,518	△499

（注）　連結粗利益＝（資金運用収益－資金調達費用）＋信託報酬＋（役務取引等収益－役務取引等費用）＋（特定取引収益－特定取引費用）＋（その他業務収益－その他業務費用）

与信関係費用（＝①－②）	1,229	2,216	986

1　経営成績の分析

(1) 主な収支

資金運用収支は、金利上昇に伴う預金利息の増加等により資金調達費用が増加した一方で、貸出金残高の増加及び金利上昇に伴う貸出金利息の増加等を要因に資金運用収益が増加したことにより、前連結会計年度比555億円増加して１兆2,089億円となりました。

信託報酬は、運用商品の取扱高増加等により、前連結会計年度比２億円増加して37億円となりました。

役務取引等収支は、株価低迷等マーケット環境の不透明感から投資信託の販売が減少したこと等により、前連結会計年度比338億円減少して4,321億円となりました。

特定取引収支は、前連結会計年度比3,324億円増加して4,491億円となる一方で、その他業務収支は、前連結会計年度比1,948億円減少して2,340億円のマイナスとなりました。ただし、外貨建特定取引(通貨スワップ等)とそのリスクヘッジのために行う外国為替取引等の損益は、財務会計上、特定取引収支とその他業務収支中の外国為替売買損益に区分して計上されるため、ヘッジ効果を踏まえた経済実態としては、特定取引収支及びその他業務収支を合算したベースでみる必要がありますが、両者合算で比較した場合、前連結会計年度比1,376億円増加の2,151億円となりました。

これは、前連結会計年度において、債券ポートフォリオのリスク削減を図るべくポジションの圧縮を進め売却損を計上した一方で、当連結会計年度では、内外の金利動向を捉えたオペレーションを実施したことにより、その他業務収支中の国債等債券損益が大幅に改善したことが主な要因であります。

以上の結果、連結粗利益は、前連結会計年度比1,595億円増加して１兆8,600億円となりました。

営業経費は、既存業務については引き続き合理化等による削減を進める一方で、戦略ビジネスや海外拠点における人員拡充や、プロモーションの強化及び新商品開発等の業務推進にかかる費用の増加等から、前連結会計年度比533億円増加して8,218億円となりました。

なお、連結業務純益は、前連結会計年度比908億円増加して9,109億円となりました。

（金額単位　億円）

	前連結会計年度	当連結会計年度	前連結会計年度比
資金運用収支　①	11,534	12,089	555
資金運用収益	19,502	21,226	1,723
資金調達費用	7,967	9,136	1,168
信託報酬　②	34	37	2
役務取引等収支　③	4,660	4,321	△338
役務取引等収益	5,774	5,500	△273
役務取引等費用	1,114	1,178	64
特定取引収支　④	1,166	4,491	3,324
特定取引収益	1,185	4,491	3,305
特定取引費用	19	―	△19
その他業務収支　⑤	△391	△2,340	△1,948
その他業務収益	1,971	2,272	300
その他業務費用	2,362	4,612	2,249
連結粗利益（＝①＋②＋③＋④＋⑤）	17,004	18,600	1,595

営業経費	7,684	8,218	533

連結業務純益	8,201	9,109	908

（注）　連結業務純益＝当行業務純益（一般貸倒引当金繰入前）＋連結子会社の経常利益（臨時要因調整後）
＋持分法適用会社経常利益×持分割合－内部取引（配当等）

(2) 与信関係費用

与信関係費用は、前連結会計年度比986億円増加して2,216億円となりました。これは、サブプライムローン関連の引当発生、一部の債務者の業況悪化等による貸出債権の劣化等によるものであります。

（金額単位　億円）

	前連結会計年度	当連結会計年度	前連結会計年度比
貸倒引当金繰入額　①	199	563	364
一般貸倒引当金繰入額	△509	△1,037	△527
個別貸倒引当金繰入額	712	1,620	907
特定海外債権引当勘定繰入額	△4	△19	△15
貸出金償却　②	630	1,295	665
貸出債権売却損等　③	407	366	△40
償却債権取立益　④	7	9	1
与信関係費用（＝①＋②＋③－④）	1,229	2,216	986

(3) 株式等損益

株式等損益は、株式相場の下落により株式等償却が増加したこと等により、前連結会計年度比747億円減少して309億円の損失となりました。

（金額単位　億円）

	前連結会計年度	当連結会計年度	前連結会計年度比
株式等損益	438	△309	△747
株式等売却益	618	367	△250
株式等売却損	14	57	42
株式等償却	164	619	454

2　財政状態の分析

(1) 貸出金

貸出金は、当行において、海外で高格付け企業への貸出やプロジェクトファイナンス等を積極的に行ったこと等により、前連結会計年度末比３兆3,547億円増加して62兆9,726億円となりました。

なお、住宅ローンについては、前連結会計年度末比2,102億円増加して15兆2,277億円となりました。

(金額単位　億円)

	前連結会計年度	当連結会計年度	前連結会計年度比
貸出金残高(末残)	596,178	629,726	33,547
うちリスク管理債権	10,476	10,735	259
うち住宅ローン(注)	150,174	152,277	2,102

(注)　当行及び国内銀行子会社の単体計数を単純合算して表示しております。

当行グループのリスク管理債権は、前連結会計年度末比259億円増加して１兆735億円となりました。

債権区分別では、破綻先債権額が131億円、延滞債権額が1,005億円、３カ月以上延滞債権額が46億円とそれぞれ増加した一方で、貸出条件緩和債権額が923億円減少しております。一方、貸出金残高が前連結会計年度末比増加したことから、貸出金残高比率は、前連結会計年度末比0.1％減少して1.7％となりました。

①　リスク管理債権の状況

(金額単位　億円)

		前連結会計年度	当連結会計年度	前連結会計年度比
破綻先債権	①	601	732	131
延滞債権	②	4,888	5,893	1,005
３カ月以上延滞債権	③	220	266	46
貸出条件緩和債権	④	4,767	3,844	△923
合計		10,476	10,735	259
直接減額実施額		4,079	4,167	88
貸出金残高(末残)	⑤	596,178	629,726	33,548

貸出金残高比率

(単位　％)

		前連結会計年度	当連結会計年度	前連結会計年度比
破綻先債権	(＝①／⑤)	0.1	0.1	0.0
延滞債権	(＝②／⑤)	0.8	0.9	0.1
３カ月以上延滞債権	(＝③／⑤)	0.0	0.0	0.0
貸出条件緩和債権	(＝④／⑤)	0.8	0.6	△0.2
合計		1.8	1.7	△0.1

② リスク管理債権の地域別構成と業種別構成

リスク管理債権の地域別構成(単体)

(金額単位　億円)

	前事業年度	当事業年度	前事業年度比
国内	6,795	7,028	233
海外	416	678	262
アジア	328	257	△71
インドネシア	5	7	2
香港	194	154	△40
タイ	5	3	△2
中国	35	18	△17
その他	89	75	△14
北米	88	321	233
中南米	―	―	―
西欧	―	―	―
東欧	―	―	―
その他	―	100	100
合計	7,211	7,706	495

(注) 1　「国内」は国内店(特別国際金融取引勘定を除く)の合計です。
「海外」は海外店(特別国際金融取引勘定を含む)の合計です。
2　債務者所在国を基準に集計しています。

リスク管理債権の業種別構成(単体)

(金額単位　億円)

	前事業年度	当事業年度	前事業年度比
国内	6,795	7,028	233
製造業	587	666	79
農業、林業、漁業及び鉱業	28	39	11
建設業	343	746	403
運輸、情報通信、公益事業	1,040	393	△647
卸売・小売業	915	1,205	290
金融・保険業	13	162	149
不動産業	1,701	1,540	△161
各種サービス業	1,500	1,593	93
地方公共団体	―	―	―
その他	668	684	16
海外	416	678	262
政府等	―	―	―
金融機関	―	―	―
商工業	416	678	262
その他	―	―	―
合計	7,211	7,706	495

(注)　「国内」は国内店(特別国際金融取引勘定を除く)の合計です。
「海外」は海外店(特別国際金融取引勘定を含む)の合計です。

また、当行単体の金融再生法開示債権と保全状況は以下のとおりであります。

金融再生法開示債権は、前事業年度末比652億円増加して8,039億円となりました。これは、サブプライムローン関連の引当発生、一部の債務者の業況悪化等による貸出債権の劣化等によるものであります。債権区分別では、破産更生債権及びこれらに準ずる債権が89億円増加して1,178億円、危険債権が1,019億円増加して4,020億円、要管理債権が456億円減少して2,841億円となりました。一方、不良債権比率は1.24%と引き続き低水準を維持しております。

開示債権の保全状況は、金融再生法開示債権8,039億円に対して、貸倒引当金による保全が2,776億円、担保保証等による保全が3,703億円となり、保全率は80.60%となっております。

金融再生法開示債権(単体)

(金額単位　億円)

		前事業年度	当事業年度	前事業年度比
破産更生債権及びこれらに準ずる債権		1,089	1,178	89
危険債権		3,001	4,020	1,019
要管理債権		3,297	2,841	△456
合計	①	7,387	8,039	652
正常債権		605,422	639,282	33,860
総計	②	612,809	647,321	34,512
不良債権比率	(=①/②)	1.21%	1.24%	0.03%
直接減額実施額		2,983	3,338	355

(金額単位　億円)

		前事業年度	当事業年度	前事業年度比
保全額	③	5,867	6,479	612
貸倒引当金	④	2,437	2,776	339
担保保証等	⑤	3,430	3,703	273

(注)　貸倒引当金には、個別貸倒引当金及び要管理債権に対して計上している一般貸倒引当金の合計額を計上しております。

保全率	(=③/①)	79.42%	80.60%	1.18%
貸倒引当金総額を分子に算入した場合の保全率		138.16%	123.19%	△14.97%

担保保証等控除後の開示債権に対する引当率	(=④/(①−⑤))	61.59%	64.02%	2.43%
貸倒引当金総額を分子に算入した場合の引当率		171.24%	143.00%	△28.24%

(2) 有価証券

有価証券は、前連結会計年度までは、金利リスク量を圧縮する等、ポートフォリオの見直しを進めてきましたが、一定のポートフォリオの改善を踏まえ、当連結会計年度はコントロール可能な範囲でのリスク量の復元を行ったこと等から、国債が前連結会計年度末比1兆6,998億円、外国債券を中心にその他の証券が2兆5,821億円増加したこと等により、前連結会計年度末比2兆8,562億円増加して23兆1,609億円となりました。

(金額単位　億円)

	前連結会計年度	当連結会計年度	前連結会計年度比
有価証券	203,046	231,609	28,562
国債	76,400	93,399	16,998
地方債	5,711	4,392	△1,318
社債	40,664	38,764	△1,900
株式	45,353	34,315	△11,038
うち時価のあるもの	40,688	30,426	△10,262
その他の証券	34,915	60,737	25,821

(注)　「その他の証券」には、外国債券及び外国株式を含んでおります。

[ご参考]有価証券等の評価損益(単体)

(金額単位　億円)

	前事業年度	当事業年度	前事業年度比
満期保有目的の債券	△130	170	301
子会社・関連会社株式	79	10	△69
その他有価証券	18,328	7,557	△10,771
うち株式	19,787	9,363	△10,424
うち債券	△1,514	△1,295	219
その他の金銭の信託	3	△0	△3
合計	18,281	7,738	△10,542

(3) 繰延税金資産

繰延税金資産の計上は、財務の健全性確保の観点から前期に引き続き保守的に行っておりますが、残高は、当社子会社である株式会社三井住友銀行単体における増加を主因として、前連結会計年度末比1,162億円増加して9,208億円となりました。

(金額単位　億円)

	前連結会計年度	当連結会計年度	前連結会計年度比
繰延税金資産	8,046	9,208	1,162
繰延税金負債	497	518	21

なお、当行単体の繰延税金資産は、株式相場の下落に伴い、その他有価証券の評価益が減少し、繰延税金負債が減少したことを主因として、前事業年度末比797億円増加して8,233億円となりました。

計上額の内訳としては、税務上の繰越欠損金、有価証券償却及び不良債権処理関連に係るものが主であります。

〔当行単体〕

(金額単位　億円)

	前事業年度	当事業年度	前事業年度比
繰延税金資産　①	19,250	17,635	△1,615
貸倒引当金	795	993	198
貸出金償却	1,015	1,046	31
有価証券有税償却	4,259	5,768	1,509
退職給付引当金	578	471	△107
減価償却限度超過額	68	63	△5
投資損失引当金	315	52	△263
繰延ヘッジ損益	598	514	△84
税務上の繰越欠損金	11,123	8,135	△2,988
その他	499	593	94
評価性引当額　②	5,357	6,694	1,337
評価性引当額控除後繰延税金資産合計(=①−②)　③	13,893	10,941	△2,952
繰延税金負債　④	6,457	2,708	△3,749
退職給付信託設定益	417	416	△1
その他有価証券評価差額金	5,734	1,976	△3,758
その他	306	316	10
繰延税金資産の計上額(=③−④)	7,436	8,233	797

(4) 預金

預金は、海外において減少した一方で、国内において個人・法人ともに増加したこと等により、前連結会計年度末比5,673億円増加して72兆7,677億円となりました。

(金額単位　億円)

	前連結会計年度	当連結会計年度	前連結会計年度比
預金	722,003	727,677	5,673
うち国内個人預金(注)	377,720	384,302	6,582
うち国内法人預金(注)	303,267	318,300	15,033

(注)　当行及び国内銀行子会社の単体計数を単純合算して表示しております。

(5) 純資産の部

純資産の部合計は、５兆807億円となりました。

このうち株主資本は、３兆1,300億円となりました。内訳は、資本金6,649億円、資本剰余金１兆6,035億円、利益剰余金8,615億円となっております。

また、評価・換算差額等合計は、4,893億円となりました。内訳は、その他有価証券評価差額金5,580億円、繰延ヘッジ損益△749億円、土地再評価差額金348億円、為替換算調整勘定△284億円となっております。

なお、詳細につきましては、「第５　経理の状況　１　連結財務諸表等　(1) 連結財務諸表　③　連結剰余金計算書及び連結株主資本等変動計算書　(連結株主資本等変動計算書)」に記載しております。

3　連結自己資本比率(国際統一基準)

自己資本額は、当期純利益の計上等により利益剰余金が増加した一方で、株価の下落等によりその他有価証券の評価差額の算入額が減少したこと等により、前連結会計年度末比2,842億円減少して7兆1,984億円となりました。

リスク・アセット等は、海外での貸出の増加等により、前連結会計年度比1兆2,791億円増加して59兆175億円となりました。

以上の結果、連結自己資本比率は、前連結会計年度末比0.76%低下して、12.19%となりました。

(金額単位　億円)

		前連結会計年度	当連結会計年度
連結自己資本比率(国際統一基準)		12.95%	12.19%
基本的項目			
資本金		6,649	6,649
資本剰余金		16,035	16,035
利益剰余金		5,816	8,615
社外流出予定額(△)		―	153
為替換算調整勘定		△371	△284
新株予約権		0	0
連結子会社の少数株主持分		13,741	14,622
営業権相当額(△)		0	0
証券化取引に伴い増加した自己資本相当額(△)		400	440
計	①	41,470	45,043
補完的項目			
その他有価証券の連結貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45%相当額		8,303	3,385
土地の再評価額と再評価の直前の帳簿価額の差額の45%相当額		393	372
一般貸倒引当金		281	449
適格引当金が期待損失額を上回る額		1,939	897
負債性資本調達手段等		25,641	25,230
計		36,559	30,336
うち自己資本への算入額	②	36,559	30,336
控除項目	③	3,203	3,395
自己資本額(=①+②−③)		74,827	71,984
リスク・アセット等		577,383	590,175

第３【設備の状況】

１【設備投資等の概要】

当連結会計年度中の設備投資等の概要は、次のとおりであります。

(1) 銀行業

当行において、お客様の利便性向上と業務の効率化推進のために事務機械等のシステム関連投資や拠点の新設・統合等を行いましたこと等により、銀行業における当連結会計年度中の設備投資の総額は982億円となりました。

なお、当連結会計年度中における設備の除却、売却等については、重要なものはありません。

(2) その他事業

その他事業における当連結会計年度中の設備投資の総額は40億円となりました。

なお、当連結会計年度中における設備の除却、売却等については、重要なものはありません。

2 【主要な設備の状況】

当連結会計年度末における主要な設備の状況は次のとおりであります。

(1) 銀行業

(平成20年３月31日現在)

会社名	店舗名その他	所在地	設備の内容	土地		建物	動産	合計	従業員数(人)
				面積(㎡)	帳簿価額(百万円)				
当行	本店	東京都千代田区	店舗・事務所	―	―	5,136	1,797	6,934	1,321
	東京営業部	東京都千代田区	店舗・事務所	5,956	121,939	7,648	2,785	132,374	2,167
	大阪本店営業部	大阪市中央区	店舗・事務所	8,334	11,978	3,072	534	15,584	781
	神戸営業部	神戸市中央区	店舗・事務所	6,433	6,159	4,864	291	11,315	199
	大和センター	神奈川県大和市	事務センター	15,537	1,924	5,905	1,874	9,703	―
	鰻谷センター	大阪市中央区	事務センター	4,723	2,156	7,479	379	10,015	―
	札幌支店 ほか ５店	北海道・東北地区	店舗	632	1,071	572	156	1,800	110
	横浜支店 ほか116店	関東地区(除く東京都)	店舗	36,821 (1,136)	22,324	15,412	4,279	42,016	1,647
	人形町支店 ほか193店	東京都	店舗	63,999 (6,114)	66,607	31,644	8,593	106,846	4,263
	名古屋支店 ほか 26店	中部地区	店舗	12,419	8,260	3,889	839	12,989	521
	京都支店 ほか101店	近畿地区(除く大阪府)	店舗	45,246 (1,797)	15,920	15,383	3,844	35,148	1,503
	大阪中央支店 ほか158店	大阪府	店舗	74,966 (2,858)	33,692	20,148	4,880	58,722	2,220
	岡山支店 ほか ９店	中国・四国地区	店舗	4,441	1,948	1,265	221	3,435	163
	福岡支店 ほか 10店	九州地区	店舗	7,782	5,395	1,909	348	7,654	218
	ニューヨーク支店 ほか ４店	米州地域	店舗・事務所	―	―	1,208	1,783	2,991	570
	デュッセルドルフ支店 ほか ２店	欧州・中近東地域	店舗・事務所	―	―	298	113	411	109
	香港支店 ほか 16店	アジア・オセアニア地域	店舗・事務所	―	―	1,827	1,270	3,097	2,094
	社宅・寮	東京都他	社宅・寮	253,599 (1,799)	65,448	25,374	315	91,138	―
	その他の施設	東京都他	研修所その他	265,960 (3,185)	73,762	37,303	10,792	121,857	―
(国内連結子会社) 株式会社みなと銀行	本店	神戸市中央区	店舗・事務所	1,024	1,929	1,540	110	3,579	493
(国内連結子会社) 株式会社関西アーバン銀行	本店 ほか １店	大阪市中央区	店舗・事務所	1,693	6,985	3,138	2,287	12,411	655

(2) その他事業

重要なものはありません。

(注) 1　「土地」の「面積」欄の( )内は借地の面積(内書き)であり、その年間賃借料は建物も含め、43,919百万円であります。

2　動産は、事務機械26,221百万円、その他21,277百万円であります。

3　当行の両替業務を主体とした池袋外貨両替コーナー、品川外貨両替コーナー、渋谷外貨両替コーナー、新宿外貨両替コーナー、新宿西口外貨両替コーナー、日比谷外貨両替コーナー、有楽町マリオン外貨両替コーナー、二子玉川外貨両替コーナー、町田外貨両替コーナー、横浜外貨両替コーナー、成田空港外貨両替コーナー、成田空港第二外貨両替コーナー、名古屋ミッドランドスクエア外貨両替コーナー、梅田外貨両替コーナー、備後町外貨両替コーナー、難波外貨両替コーナー、関西国際空港外貨両替コーナー、関西国際空港第二外貨両替コーナー、三宮駅ビル外貨両替コーナー、四条外貨両替コーナー、店舗外現金自動設備28,120か所、海外駐在員事務所15か所、代理店1店は上記に含めて記載しております。

4　上記には、連結会社以外に貸与している土地、建物が含まれており、その主な内容は次のとおりであります。

東京営業部			建物	55百万円
北海道・東北地区			建物	25百万円
関東地区(除く東京都)	土地	2,211百万円 (5,862㎡)、	建物	356百万円
東京都	土地	9,862百万円 (6,118㎡)、	建物	422百万円
中部地区	土地	395百万円 (767㎡)		
近畿地区(除く大阪府)	土地	1,179百万円 (3,222㎡)、	建物	22百万円
大阪府	土地	4,294百万円(11,567㎡)、	建物	587百万円
九州地区			建物	0百万円

5　上記の他、当行は、ソフトウェア資産98,159百万円を所有しております。

3 【設備の新設、除却等の計画】

当連結会計年度末において計画中である重要な設備の新設・改修、除却・売却は次のとおりであります。

(1) 銀行業

新設・改修等

会社名	店舗名その他	所在地	区分	設備の内容	投資予定額		資金調達方法	着手年月	完成予定年月
					総額(百万円)	既支払額(百万円)			
当行	―	―	新設・改修等	店舗・事務所等	52,000	―	自己資金	―	―
	―	―	新設・改修等	事務機械	34,000	―	自己資金	―	―
	―	―	新設・改修等	ソフトウェア	46,000	―	自己資金	―	―

(注) 1　上記設備計画の記載金額には、消費税及び地方消費税を含んでおりません。

2　店舗・事務所等の新設・改修等の主なものは平成21年3月までに完了予定であります。

3　事務機械の主なものは平成21年3月までに設置予定であります。

4　ソフトウェアの主なものは平成21年3月までに投資完了予定であります。

(2) その他事業

重要なものはありません。

第４ 【提出会社の状況】

１ 【株式等の状況】

(1) 【株式の総数等】

① 【株式の総数】

種類	発行可能株式総数(株)
普通株式	100,000,000
第五種優先株式	167,000
第六種優先株式	70,001
第七種優先株式	167,000
第八種優先株式	115,000
第九種優先株式	115,000
計	100,634,001

② 【発行済株式】

種類	事業年度末現在 発行数(株) (平成20年３月31日)	提出日現在 発行数(株) (平成20年６月30日)	上場金融商品取引所 名又は登録認可金融 商品取引業協会名	内容
普通株式	56,355,849	同左	―	完全議決権株式であり、権利内容に何ら限定のない当行における標準となる株式
第１回第六種優先株式	70,001	同左	―	(注)
計	56,425,850	同左	―	―

(注) 第１回第六種優先株式の主な内容は次のとおりであります。

(1) 優先配当金

① 当銀行は、剰余金の配当を行うときは、第１回第六種優先株式を有する株主(以下「第１回第六種優先株主」という)または第１回第六種優先株式の登録株式質権者(以下「第１回第六種優先登録株式質権者」という)に対し、普通株主または普通登録株式質権者に先立ち、第１回第六種優先株式１株につき88,500円の金銭による剰余金の配当(かかる配当により支払われる金銭を、以下「優先配当金」という)を行う。ただし、当該事業年度において下記(2)に定める優先中間配当金を支払ったときは、当該優先中間配当金の額を控除した額を支払うものとする。

② ある事業年度において、第１回第六種優先株主または第１回第六種優先登録株式質権者に対して行う金銭による剰余金の配当の額が優先配当金の額に満たないときは、その不足額は、翌事業年度以降に累積しない。

③ 第１回第六種優先株主または第１回第六種優先登録株式質権者に対しては、優先配当金の額を超えて配当は行わない。

(2) 優先中間配当金

当銀行は、中間配当を行うときは、第１回第六種優先株主または第１回第六種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、第１回第六種優先株式１株につき88,500円を上限として中間配当金を支払う。

(3) 残余財産の分配

① 当銀行は、残余財産を分配するときは、第１回第六種優先株主または第１回第六種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、第１回第六種優先株式１株につき3,000,000円を支払う。

② 第１回第六種優先株主または第１回第六種優先登録株式質権者に対しては、前項のほか、残余財産の分配は行わない。

(4) 取得条項

当銀行は、第１回第六種優先株式発行後、平成23年３月31日以降はいつでも、第１回第六種優先株式１株につき3,000,000円の金銭の交付と引換えに、第１回第六種優先株式の一部又は全部を取得することができる。一部を取得するときは、抽選または按分比例の方法によりこれを行う。

(5) 議決権

第１回第六種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(6) 株式の併合または分割、募集株式の割当てを受ける権利等

① 当銀行は、法令に定める場合を除き、第１回第六種優先株式について株式の併合または分割は行わない。

② 当銀行は、第１回第六種優先株主に対し、募集株式または募集新株予約権の割当てを受ける権利を与えない。

③ 当銀行は、第１回第六種優先株主に対し、株式または新株予約権の無償割当ては行わない。

(2) 【新株予約権等の状況】

該当ありません。

(3) 【ライツプランの内容】

該当ありません。

(4) 【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数(株)	発行済株式総数残高(株)	資本金増減額(千円)	資本金残高(千円)	資本準備金増減額(千円)	資本準備金残高(千円)
平成16年4月1日 (注)1	―	55,778,805	―	559,985,000	△220,966,394	658,726,883
平成16年9月21日 (注)2	2	55,778,807	―	559,985,000	246,205,398	904,932,281
平成17年3月30日 (注)3	70,001	55,848,808	105,001,500	664,986,500	105,001,500	1,009,933,781
平成16年4月1日～平成17年3月31日 (注)4	264,140	56,112,948	―	664,986,500	―	1,009,933,781
平成17年8月9日 (注)5	―	56,112,948	―	664,986,500	△344,900,000	665,033,781
平成18年5月17日 (注)6	214,194	56,327,142	―	664,986,500	―	665,033,781
平成18年9月6日 (注)7	173,770	56,500,912	―	664,986,500	―	665,033,781
平成18年9月29日 (注)8	601,757	57,102,669	―	664,986,500	―	665,033,781
平成18年10月11日 (注)9	153,181	57,255,850	―	664,986,500	―	665,033,781
平成18年10月31日 (注)10	△830,000	56,425,850	―	664,986,500	―	665,033,781

(注) 1 一部の子会社の管理営業を承継させる新設分割によるものであります。
2 グループ会社再編にかかる株式交換によるものであります。
3 有償第三者割当 第1回第六種優先株式 発行価額 3,000千円 資本組入額 1,500千円
4 優先株式の普通株式への転換により、第一種優先株式が32,000株、第三種優先株式が105,000株それぞれ減少し、普通株式が401,140株増加いたしました。
5 商法第289条第2項及び銀行法第18条第2項の規定に基づき、資本準備金を減少し、その他資本剰余金に振り替えたものであります。
6 第一種優先株式35,000株、第二種優先株式33,000株に係る取得請求権の行使により、普通株式が214,194株増加いたしました。
7 第二種優先株式67,000株に係る取得請求権の行使により、普通株式が173,770株増加いたしました。
8 第三種優先株式500,000株に係る取得請求権の行使により、普通株式が601,757株増加いたしました。
9 第三種優先株式195,000株に係る取得請求権の行使により、普通株式が153,181株増加いたしました。
10 優先株式の消却を実施したことに伴い、第一種優先株式が35,000株、第二種優先株式が100,000株、第三種優先株式が695,000株減少いたしました。

(5) 【所有者別状況】

① 普通株式

(平成20年３月31日現在)

区分	株式の状況							
	政府及び地方公共団体	金融機関	金融商品取引業者	その他の法人	外国法人等		個人その他	計
					個人以外	個人		
株主数(人)	―	―	―	1	―	―	―	1
所有株式数(株)	―	―	―	56,355,849	―	―	―	56,355,849
所有株式数の割合(%)	―	―	―	100.00	―	―	―	100.00

② 第１回第六種優先株式

(平成20年３月31日現在)

区分	株式の状況							
	政府及び地方公共団体	金融機関	金融商品取引業者	その他の法人	外国法人等		個人その他	計
					個人以外	個人		
株主数(人)	―	―	―	1	―	―	―	1
所有株式数(株)	―	―	―	70,001	―	―	―	70,001
所有株式数の割合(%)	―	―	―	100.00	―	―	―	100.00

(6) 【大株主の状況】

① 普通株式

(平成20年３月31日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
株式会社三井住友フィナンシャルグループ	東京都千代田区有楽町一丁目１番２号	56,355,849	100.00
計	―	56,355,849	100.00

② 第１回第六種優先株式

(平成20年３月31日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
株式会社三井住友フィナンシャルグループ	東京都千代田区有楽町一丁目１番２号	70,001	100.00
計	―	70,001	100.00

(7) 【議決権の状況】

① 【発行済株式】

(平成20年3月31日現在)

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	優先株式　70,001	—	(1)株式の総数等②発行済株式参照
議決権制限株式(自己株式等)	—	—	—
議決権制限株式(その他)	—	—	—
完全議決権株式(自己株式等)	—	—	—
完全議決権株式(その他)	普通株式 56,355,849	56,355,849	権利内容に何ら限定のない当行における標準となる株式
発行済株式総数	56,425,850	—	—
総株主の議決権	—	56,355,849	—

② 【自己株式等】

該当ありません。

(8) 【ストックオプション制度の内容】

該当ありません。

2 【自己株式の取得等の状況】

【株式の種類等】　会社法第155条第３号の規定に基づく定時株主総会決議による普通株式及び優先株式の取得

(1) 【株主総会決議による取得の状況】

会社法第155条第３号の規定に基づく定時株主総会決議による普通株式及び優先株式の取得

区分	株式の種類	株式数(株)	価額の総額(円)
株主総会(平成18年６月29日)での決議状況 (取得期間平成18年８月11日～平成19年５月31日)	普通株式	上限　2,500,000	上限　400,000,000,000
	第二種優先株式	上限　67,000	上限　400,000,000,000
	第三種優先株式	上限　695,000	上限　400,000,000,000
	―	合算上限　3,262,000	合算上限　400,000,000,000
当事業年度前における取得自己株式	普通株式	―	―
	第二種優先株式	―	―
	第三種優先株式	―	―
	―	―	―
当事業年度における取得自己株式	普通株式	―	―
	第二種優先株式	―	―
	第三種優先株式	―	―
	―	―	―
残存授権株式の総数及び価額の総額	普通株式	上限　2,500,000	上限　400,000,000,000
	第二種優先株式	上限　67,000	上限　400,000,000,000
	第三種優先株式	上限　695,000	上限　400,000,000,000
	―	合算上限　3,262,000	合算上限　400,000,000,000
当事業年度の末日現在の未行使割合(%)	普通株式	100.00	100.00
	第二種優先株式	100.00	100.00
	第三種優先株式	100.00	100.00
	―	100.00	100.00
当期間における取得自己株式	普通株式	―	―
	第二種優先株式	―	―
	第三種優先株式	―	―
	―	―	―
提出日現在の未行使割合(%)	普通株式	100.00	100.00
	第二種優先株式	100.00	100.00
	第三種優先株式	100.00	100.00
	―	100.00	100.00

(2) 【取締役会決議による取得の状況】

該当ありません。

(3) 【株主総会決議又は取締役会決議に基づかないものの内容】

該当ありません。

(4) 【取得自己株式の処理状況及び保有状況】

該当ありません。

3 【配当政策】

当行は、銀行業の公共性に鑑み、健全経営確保の観点から内部留保の充実に留意しつつ、完全親会社である株式会社三井住友フィナンシャルグループの経営方針に従って、同社に対して配当を行っております。

当行は中間配当と期末配当の年２回の剰余金の配当を行うことを基本的な方針としております。また、期末配当は株主総会の決議事項、中間配当は取締役会の決議事項とし、中間配当につきましては、取締役会の決議により毎年９月30日を基準日として中間配当を行うことができる旨、定款に定めております。

上記方針に基づき、当事業年度の普通株式１株当たりの配当金につきましては1,487円（うち、1,269円は中間配当金）といたしました。また、第１回第六種優先株式については所定の金額といたしました。

内部留保につきましては、企業価値の更なる向上を目指し、「成長事業領域の重点的強化」と「持続的成長に向けた企業基盤の整備」の２点を基軸とした戦略施策に投入してまいります。

(注) 基準日が当事業年度に属する剰余金の配当は、以下の通りであります。

決議年月日	株式の種類	配当金の総額(百万円)	１株当たり配当額(円)
平成19年11月19日取締役会	普通株式	71,515	1,269
	第１回第六種優先株式	3,097	44,250
平成20年６月27日定時株主総会	普通株式	12,285	218
	第１回第六種優先株式	3,097	44,250

4 【株価の推移】

(1) 普通株式

当株式は金融商品取引所に上場されておりません。

(2) 第１回第六種優先株式

当株式は金融商品取引所に上場されておりません。

5 【役員の状況】

(平成20年６月30日現在)

役名及び職名	氏名	生年月日	略歴		任期	所有株式数(株)
取締役会長 (代表取締役)	北　山　禎　介	昭和21年10月26日生	昭和44年４月	株式会社三井銀行入行	平成19年６月28日付の定時株主総会での選任後平成20年度に関する定時株主総会の終結の時まで	―
			平成９年６月	株式会社さくら銀行取締役		
			平成11年６月	同取締役辞任		
			平成11年６月	同執行役員		
			平成12年４月	同常務執行役員		
			平成12年６月	同常務取締役兼常務執行役員		
			平成13年４月	株式会社三井住友銀行常務取締役兼常務執行役員		
			平成15年６月	株式会社三井住友フィナンシャルグループ専務執行役員 株式会社三井住友銀行専務取締役兼専務執行役員		
			平成16年４月	株式会社三井住友フィナンシャルグループ副社長執行役員		
			平成16年６月	株式会社三井住友銀行取締役辞任		
			平成16年６月	株式会社三井住友フィナンシャルグループ取締役副社長		
			平成17年６月	同取締役社長(現職) 株式会社三井住友銀行取締役会長(現職)		
頭取 (代表取締役) 兼 最高執行役員	奥　　正　之	昭和19年12月２日生	昭和43年４月	株式会社住友銀行入行	平成19年６月28日付の定時株主総会での選任後平成20年度に関する定時株主総会の終結の時まで	―
			平成６年６月	同取締役		
			平成10年11月	同常務取締役		
			平成11年６月	同常務取締役兼常務執行役員		
			平成13年１月	同専務取締役兼専務執行役員		
			平成13年４月	株式会社三井住友銀行専務取締役兼専務執行役員		
			平成14年12月	同取締役辞任		
			平成14年12月	株式会社三井住友フィナンシャルグループ専務取締役		
			平成15年６月	同取締役退任 株式会社三井住友銀行副頭取兼副頭取執行役員		
			平成17年６月	株式会社三井住友フィナンシャルグループ取締役会長(現職) 株式会社三井住友銀行頭取兼最高執行役員(現職)		
取締役副会長 (代表取締役)	中　野　健二郎	昭和22年８月13日生	昭和46年４月	株式会社住友銀行入行	平成20年６月27日付の定時株主総会での選任後平成21年度に関する定時株主総会の終結の時まで	―
			平成10年６月	同取締役		
			平成11年６月	同取締役辞任		
			平成11年６月	同執行役員		
			平成13年４月	株式会社三井住友銀行執行役員		
			平成14年６月	同常務執行役員		
			平成16年４月	同常務取締役兼常務執行役員		
			平成17年６月	同専務取締役兼専務執行役員		
			平成18年４月	同取締役兼副頭取執行役員		
			平成20年４月	同取締役副会長(現職)		

役名及び職名	氏名	生年月日	略歴	任期	所有株式数(株)
取締役 (代表取締役) 兼 副頭取執行役員	相 京 重 信	昭和24年10月１日生	昭和47年４月　株式会社住友銀行入行 平成11年６月　同執行役員 平成13年４月　株式会社三井住友銀行執行役員 平成15年６月　同常務執行役員 平成17年６月　同常務取締役兼常務執行役員 平成18年４月　株式会社三井住友フィナンシャルグループ専務執行役員 株式会社三井住友銀行取締役兼専務執行役員 平成19年４月　同取締役兼副頭取執行役員(現職)	平成19年６月28日付の定時株主総会での選任後平成20年度に関する定時株主総会の終結の時まで	―
取締役 (代表取締役) 兼 副頭取執行役員	遠 藤 修	昭和24年12月１日生	昭和47年４月　株式会社三井銀行入行 平成12年４月　株式会社さくら銀行執行役員 平成13年４月　株式会社三井住友銀行執行役員 平成15年６月　同常務執行役員 平成17年６月　同常務取締役兼常務執行役員 平成18年４月　株式会社三井住友フィナンシャルグループ専務執行役員 株式会社三井住友銀行取締役兼専務執行役員 平成18年６月　株式会社三井住友フィナンシャルグループ取締役(現職) 平成19年４月　株式会社三井住友銀行取締役兼副頭取執行役員(現職)	平成19年６月28日付の定時株主総会での選任後平成20年度に関する定時株主総会の終結の時まで	―
取締役 (代表取締役) 兼 副頭取執行役員	津 末 博 澄	昭和23年10月19日生	昭和48年４月　株式会社三井銀行入行 平成13年４月　株式会社三井住友銀行執行役員 平成15年６月　同常務執行役員 平成18年４月　株式会社三井住友フィナンシャルグループ専務執行役員 株式会社三井住友銀行取締役兼専務執行役員 平成20年４月　同取締役兼副頭取執行役員(現職)	平成20年６月27日付の定時株主総会での選任後平成21年度に関する定時株主総会の終結の時まで	―
取締役 (代表取締役) 兼 専務執行役員	北 村 明 良	昭和26年３月16日生	昭和49年４月　株式会社住友銀行入行 平成15年６月　株式会社三井住友銀行執行役員 平成18年４月　同常務執行役員 平成19年４月　同取締役兼専務執行役員(現職)	平成19年４月２日付の臨時株主総会での選任後平成20年度に関する定時株主総会の終結の時まで	―
取締役 兼 専務執行役員	大 原 亘	昭和27年８月17日生	昭和50年４月　株式会社三井銀行入行 平成14年６月　株式会社三井住友銀行執行役員 平成18年４月　同常務執行役員 平成19年４月　株式会社三井住友フィナンシャルグループ常務執行役員 平成20年４月　同専務執行役員(現職) 株式会社三井住友銀行取締役兼専務執行役員(現職)	平成20年４月１日付の臨時株主総会での選任後平成21年度に関する定時株主総会の終結の時まで	―
取締役 兼 専務執行役員	川 村 嘉 則	昭和27年４月15日生	昭和50年４月　株式会社住友銀行入行 平成14年６月　株式会社三井住友銀行執行役員 平成17年６月　同常務執行役員 平成19年４月　株式会社三井住友フィナンシャルグループ常務執行役員 平成20年４月　株式会社三井住友銀行取締役兼専務執行役員(現職)	平成20年４月１日付の臨時株主総会での選任後平成21年度に関する定時株主総会の終結の時まで	―

役名及び職名	氏名	生年月日	略歴		任期	所有株式数(株)
取締役 兼 専務執行役員	島　田　秀　男	昭和26年9月27日生	昭和50年4月 平成14年6月 平成14年12月 平成16年4月 平成18年4月 平成19年4月 平成20年4月	株式会社住友銀行入行 株式会社三井住友銀行執行役員 株式会社三井住友フィナンシャルグループグループ事業部部付部長 同IT企画部長 株式会社三井住友銀行常務執行役員 株式会社三井住友フィナンシャルグループ常務執行役員 同専務執行役員(現職) 株式会社三井住友銀行取締役兼専務執行役員（現職）	平成20年4月1日付の臨時株主総会での選任後平成21年度に関する定時株主総会の終結の時まで	—
取締役	山　内　悦　嗣	昭和12年6月30日生	昭和37年12月 昭和61年9月 平成3年10月 平成5年10月 平成11年5月 平成11年6月 平成11年6月 平成13年4月 平成14年12月 平成14年12月 平成17年6月	アーサーアンダーセン入社 同社日本代表 英和監査法人　統括代表 井上斎藤英和監査法人　理事長 朝日監査法人　専務理事 アーサーアンダーセン　日本副代表 朝日監査法人　専務理事退任 同社退職 アーサーアンダーセン退職 株式会社住友銀行取締役 株式会社三井住友銀行取締役 同取締役辞任 株式会社三井住友フィナンシャルグループ取締役(現職) 株式会社三井住友銀行取締役(現職)	平成19年6月28日付の定時株主総会での選任後平成20年度に関する定時株主総会の終結の時まで	—
取締役	山　川　洋一郎	昭和16年7月21日生	昭和41年4月 昭和54年4月 (昭和59年4月) 平成3年9月 平成4年10月 平成13年6月 平成14年12月 平成14年12月 平成17年6月	弁護士登録(現職) 古賀・吉川・山川・中川法律事務所パートナー(現職) (上記事務所の名称を「古賀総合法律事務所」と改称) ミシガン大学ロースクール客員教授 同大学ロースクール客員教授退任 株式会社三井住友銀行取締役 同取締役辞任 株式会社三井住友フィナンシャルグループ取締役(現職) 株式会社三井住友銀行取締役(現職)	平成19年6月28日付の定時株主総会での選任後平成20年度に関する定時株主総会の終結の時まで	—
取締役	横　山　禎　徳	昭和17年9月16日生	昭和41年4月 昭和48年9月 昭和50年9月 昭和62年7月 平成14年6月 平成14年6月 平成15年4月 平成18年6月	前川國男建築設計事務所入所 デイビス・ブロディ　アンド　アソシエーツ入所 マッキンゼー・アンド・カンパニー・インク入社 同社ディレクター(シニア・パートナー) 同社退職 オリックス株式会社取締役(現職) 株式会社産業再生機構監査役 株式会社三井住友フィナンシャルグループ取締役(現職) 株式会社三井住友銀行取締役(現職)	平成20年6月27日付の定時株主総会での選任後平成21年度に関する定時株主総会の終結の時まで	—

役名及び職名	氏名	生年月日	略歴		任期	所有株式数(株)
常任監査役	津　国　伸　郎	昭和29年７月21日生	昭和52年４月 平成15年６月 平成16年４月 平成17年６月 平成18年４月 平成19年４月 平成19年６月	株式会社三井銀行入行 株式会社三井住友銀行大阪本店営業第二部長 同執行役員大阪本店営業第二部長委嘱 同執行役員東日本第二法人営業本部長委嘱 株式会社三井住友フィナンシャルグループ執行役員監査部長委嘱 株式会社三井住友銀行執行役員 株式会社三井住友フィナンシャルグループ執行役員 株式会社三井住友銀行常任監査役(現職)	平成19年６月28日付の定時株主総会での選任後平成22年度に関する定時株主総会の終結の時まで	―
常任監査役	矢　是　宏　基	昭和29年８月８日生	昭和53年４月 平成13年４月 平成15年10月 平成15年12月 平成17年４月 平成18年４月 平成20年４月 平成20年６月	株式会社住友銀行入行 株式会社三井住友銀行道頓堀法人営業部長 同戦略金融統括部上席推進役 同本店上席調査役 同法人審査第三部長 同丸ノ内法人営業部長 同本店上席推進役 同常任監査役(現職)	平成20年６月27日付の定時株主総会での選任後平成23年度に関する定時株主総会の終結の時まで	―
監査役	大　西　勝　也	昭和３年９月10日生	昭和28年４月 昭和63年２月 平成元年11月 平成３年５月 平成10年９月 平成10年11月 平成12年６月 平成13年４月 平成14年12月	京都地方裁判所判事補任官 最高裁判所事務総長 東京高等裁判所長官 最高裁判所判事 退官 弁護士登録(現職) 株式会社住友銀行監査役 株式会社三井住友銀行監査役(現職) 株式会社三井住友フィナンシャルグループ監査役(現職)	平成17年６月29日付の定時株主総会での選任後平成20年度に関する定時株主総会の終結の時まで	―
監査役	荒　木　　浩	昭和６年４月18日生	昭和29年４月 平成５年６月 平成11年６月 平成14年９月 平成16年６月 平成18年６月	東京電力株式会社入社 同社取締役社長 同社取締役会長 同社顧問(現職) 株式会社三井住友フィナンシャルグループ監査役(現職) 株式会社三井住友銀行監査役(現職)	平成18年６月29日付の定時株主総会での選任後平成21年度に関する定時株主総会の終結の時まで	―
監査役	宇　野　郁　夫	昭和10年１月４日生	昭和34年３月 平成９年４月 平成17年４月 平成17年６月 平成18年６月	日本生命保険相互会社入社 同社代表取締役社長 同社代表取締役会長(現職) 株式会社三井住友フィナンシャルグループ監査役(現職) 株式会社三井住友銀行監査役(現職)	平成18年６月29日付の定時株主総会での選任後平成21年度に関する定時株主総会の終結の時まで	―

役名及び職名	氏名	生年月日	略歴		任期	所有株式数(株)
監査役	平　澤　正　英	昭和22年９月15日生	昭和45年４月	株式会社住友銀行入行	平成19年６月28日付の定時株主総会での選任後平成22年度に関する定時株主総会の終結の時まで	―
			平成９年６月	同取締役		
			平成11年６月	同取締役辞任		
			平成11年６月	同執行役員		
			平成13年１月	同常務執行役員		
			平成13年４月	株式会社三井住友銀行常務執行役員		
			平成15年６月	株式会社三井住友フィナンシャルグループ取締役 株式会社三井住友銀行常務取締役兼常務執行役員		
			平成16年４月	同専務取締役兼専務執行役員		
			平成17年６月	同副頭取兼副頭取執行役員		
			平成18年４月	同取締役兼副頭取執行役員		
			平成19年４月	同取締役		
			平成19年６月	株式会社三井住友フィナンシャルグループ取締役退任 株式会社三井住友銀行取締役退任 株式会社三井住友フィナンシャルグループ常任監査役(現職) 株式会社三井住友銀行監査役(現職)		
計						―

(注) 1　取締役　山内悦嗣、同　山川洋一郎、同　横山禎徳の３氏は、会社法第２条第15号に定める社外取締役であります。

2　監査役　大西勝也、同　荒木　浩、同　宇野郁夫の３氏は、会社法第２条第16号に定める社外監査役であります。

3　当行は執行役員制度を導入しております。平成20年６月30日現在の執行役員(取締役を兼務する執行役員を除く。)の構成は以下のとおりであります。

常務執行役員　　21名
執行役員　　　　41名

6 【コーポレート・ガバナンスの状況】

(1) コーポレート・ガバナンスに関する基本的な考え方

当行では、「経営理念」を当行の経営における普遍的な考え方として定め、企業活動を行う上での拠りどころと位置づけております。経営理念に掲げる考え方を実現するために、コーポレート・ガバナンスの強化・充実を経営上の最優先課題の一つと考えております。

＜経営理念＞

○お客さまに、より一層価値あるサービスを提供し、お客さまと共に発展する。

○事業の発展を通じて、株主価値の永続的な増大を図る。

○勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る。

経営理念に掲げる考え方について、行内での共有を図るべく、業務全般に亘る行動指針である「行動規範」を経営理念に基づき定め、当行の全役職員に周知・浸透を図っております。

＜行動規範＞

○株主価値の増大に努めると同時に、お客さま、社員等のステークホルダーとの健全な関係を保つ。信用を重んじ、法律、規則を遵守し、高い倫理観を持ち、公正かつ誠実に行動する。

○知識、技能、知恵の継続的な獲得・更新を行い、同時にあらゆる面における生産性向上に注力し、他より優れた金融サービスを競争力ある価格で提供する。

○お客さま一人一人の理解に努め、変化するニーズに合った価値を提供することにより、グローバルに通用するトップブランドを構築する。

○「選択と集中」を実践し、戦略による差別化を図る。経営資源の戦略的投入により、自ら選別した市場においてトッププレイヤーとなる。

○先進性と独創性を尊び積極果敢に行動し、経営のあらゆる面で常に他に先行することにより、時間的な差別化を図る。

○多様な価値観を包含する合理性と市場原理に立脚した強い組織を作る。意思決定を迅速化し、業務遂行力を高めるために、厳格なリスクマネジメントの下、権限委譲を進める。

○能力と成果を重視する客観的な評価・報酬制度の下で、高い目標に取り組んでいくことにより、事業も社員も成長を目指す。

(2) コーポレート・ガバナンス体制

(役員の状況)

当行では監査役制度を採用しております。

役員は取締役13名、監査役６名の体制となっており、このうち取締役３名、監査役３名は社外からの選任であります(平成20年６月30日現在)。

社外取締役には、当行の業務執行に関し、適法性・妥当性確保の観点から専門家(公認会計士・弁護士・経営コンサルタント経験者)を選任しております。社外取締役は、それぞれの豊富な経験と高い識見に基づいた提言や意見表明を行っております。

また、当行では、「業務執行機能」と「監督機能」を分離して経営の透明性と健全性を高める観点から執行役員制度を採用、取締役会が選任した執行役員70名が業務を執行し、取締役会は主としてその監督にあたる体制としております(平成20年６月30日現在)。

さらに、三井住友フィナンシャルグループが持株会社として、当行の経営管理にあたっております。

(取締役会・監査役)

取締役会は原則として月１回開催されておりますが、取締役会の議長には取締役会長が就任、業務全般を統括する頭取との分担を図っております。

なお、取締役会長は執行役員を兼務せず、主として業務執行の監督にあたっております。

監査役は、取締役会をはじめとした当行の重要な会議に出席し、取締役等から営業の報告を受けるとともに、重要な決裁書類等の閲覧、内部監査部署や子会社、会計監査人からの報告聴取等を通じて、当行・子会社の業務執行状況の監査を実施しております。当行及び三井住友フィナンシャルグループは、監査役による監督・監視機能を重視しており、役付取締役経験者を監査役に選任しているほか、監査役から経営者への提言等を含めた意見交換を定期的に開催するなど、監査役監査の実効性向上を図っております。

なお、当行は社外監査役を選任しており、社外監査役は法曹界及び会社経営者としての豊富な経験と高い識見に基づいた提言や意見表明を行っております。

(業務執行)

業務執行については、取締役会において選任された70名の執行役員がこれを担当しております(うち８名は取締役を兼務)。

当行の業務執行に関する最高意思決定機関としては、取締役会の下に「経営会議」を設置しております。同会議は頭取が主宰し、頭取が指名する執行役員によって構成されます。業務執行上の重要事項等については、取締役会で決定した基本方針に基づき、経営会議を構成する役員間で行った協議を踏まえて採否を決定したうえで執行しております。さらに、経営会議の一部として「内部監査会議」を設置し、経営会議を構成する役員に内部監査部署の長を加え、監査に関する事項の協議を行っております。

(3) 内部統制システム

当行では、健全な経営を堅持していくために、会社法に基づき、会社の業務の適正を確保するための体制(内部統制システム)を内部統制規程として定めるとともに、内部監査体制、コンプライアンス体制、リスク管理体制等、内部統制システムの整備による磐石の経営体制の構築を重要な経営課題と位置づけ、取り組んでおります。

(内部統制規程)

(取締役の職務の執行に係る情報の保存及び管理に関する体制)

第1条　取締役の職務の執行に係る情報については、情報管理規程、情報・文書管理規則に則り、適切な保存及び管理を行う。

(損失の危険の管理に関する規程その他の体制)

第2条　当行の損失の危険の管理を適切に行うため、取締役会の決議によりリスク管理の基本的事項をリスク管理規程として定め、リスク管理担当部署が経営企画担当部署とともに各リスクについて網羅的、体系的な管理を行う。

② 担当役員、リスク管理担当部署及び経営企画担当部署は、前項において承認されたリスク管理の基本方針に基づいて、リスク管理を行う。

(取締役の職務の執行が効率的に行われることを確保するための体制)

第3条　取締役の職務の執行が効率的に行われることを確保するため、業務計画を策定し、それに基づく業務運営及び業績管理を行う。

② 各取締役が適切に職務の執行を分担するとともに、組織規程等を定め、これらの規程に則った適切な権限委譲を行う。

(役職員の職務の執行が法令及び定款に適合することを確保するための体制)

第4条　役職員の職務の執行が法令及び定款に適合することを確保するため、取締役会でコンプライアンス・マニュアルを制定し、役職員がこれを遵守する。

② 当行におけるコンプライアンス体制を有効に機能させることを目的として、年度ごとに、規程の整備や研修等、コンプライアンスに関する具体的な年間計画を取締役会で策定し、体制整備を進める。

③ 会計処理の適正性及び財務報告の信頼性を確保するため、財務報告に係る内部統制評価規程等を制定し、財務報告に係る内部統制について必要な体制を整備・運用するとともに、その有効性を評価する。

④ 当行及び役職員による法令等の違反を早期に発見・是正することを目的として、内部通報制度を整備し、これを適切に運営する。

⑤ 上記の実施状況を検証するため、各部署から独立した内部監査担当部署が内部監査を行い、その結果を取締役会、経営会議等に対して報告する。

(企業集団における業務の適正を確保するための体制)

第5条　当行グループの経営上の基本方針及び基本的計画は、株式会社三井住友フィナンシャルグループのグループ基本方針及び基本的計画を踏まえて決定する。

② グループ全体における一元的なコンプライアンス体制を維持するため、グループ会社規則及びコンプライアンス・マニュアルグループ会社規則を定め、これらの規程に則った適切な管理を行う。

③　当行グループ内における取引等の公正性及び適切性を確保するため、当行を含むグループ内の会社間の取引等に係る方針をグループ内取引管理規則として定め、同規則に基づいた運営及び管理を行う。また、これらの取引等のうち、グループ全体の経営に重大な影響を与える可能性のある取引等については、株式会社三井住友フィナンシャルグループ取締役会の承認を得る。

（監査役の職務を補助すべき使用人の体制、取締役からの独立性）

第６条　監査役の監査業務の遂行を補助するために、監査役室を設置する。

②　監査役室の使用人の取締役からの独立性を確保するために、当該使用人の人事評価・異動については、監査役の同意を必要とする。

（役職員が監査役会または監査役に報告をするための体制等に係る事項）

第７条　役職員は、当行もしくはグループ会社に著しい損害を及ぼすおそれのある事実や、不正の行為または法令、定款に違反する重大な事実を発見したときには、当該事実を監査役に対し報告する。

②　役職員は、その業務執行について監査役から説明を求められたときには、速やかに当該事項を報告する。

（監査役の監査が実効的に行われることを確保するための体制に係る事項）

第８条　内部監査担当部署は、監査役と緊密な連携を保ち、監査役が自らの監査について協力を求めるときには、監査役が実効的な監査を行うことができるよう努める。

②　代表取締役は、監査役との間で定期的な意見交換を行う機会を確保すること等により、監査役による監査機能の実効性向上に努める。

（内部監査体制）

当行は、業務ラインから独立した「業務監査部門」を設置しております。業務監査部門は、業務監査部及び資産監査部で構成されております。

業務監査部及び資産監査部は、当行の業務運営の適切性や資産の健全性の確保を目的として、内部監査人協会（注）の基準等に則った手続により内部監査を実施し、コンプライアンスやリスク管理を含む内部管理態勢の適切性・有効性を検証しております。また、グループ各社に対する監査や各社の内部監査実施状況のモニタリングを通じ、各社の内部管理態勢の検証を行っております。これらの監査結果については、取締役会、内部監査会議、及び三井住友フィナンシャルグループ取締役会、同監査委員会に対して定例的に報告を行っております。

また、監査役、業務監査部門及び会計監査人は、必要に応じて情報交換を行うことにより、適切な監査を行うための連携強化に努めております。

平成20年３月末現在の人員は、業務監査部350名（資産監査部との兼務者６名及び株式会社三井住友フィナンシャルグループ監査部との兼務者11名を含む）、資産監査部52名（業務監査部との兼務者６名を含む）となっております。

（注）　内部監査人協会（The Institute of Internal Auditors, Inc. (IIA)）
内部監査人協会とは、内部監査人の専門性向上と職業的地位確立を目指し、1941年に米国で設立された団体です。内部監査に関する理論・実務の研究を行っている他、内部監査の国際的資格である「公認内部監査人（CIA）」の試験開催及び認定を行っています。

(会計監査の状況)

当行はあずさ監査法人との間で監査契約を締結し、会計監査を受けております。当期において業務を執行した公認会計士の氏名及び会計監査業務に係る補助者の構成は以下のとおりであります。なお、継続監査年数については7年以内であるため、記載を省略しております。

業務を執行した公認会計士の氏名

指定社員　業務執行社員　　佐藤正典、沼野廣志、山田裕行

会計監査業務に係る補助者の構成

公認会計士　24名、会計士補等　9名、その他　36名

(コンプライアンス)

当行は、コンプライアンス体制の強化を経営の最重要課題の一つと位置づけ、健全かつ適切な業務運営を確保する観点から、コンプライアンス体制を整備しております。

取締役会・経営会議では、コンプライアンスに関する重要な事項の決定を行うとともに、関連施策の進捗を把握し、必要に応じて、適宜指示を行っております。

また、コンプライアンス担当役員、関連部長のほか、外部有識者が参加する「コンプライアンス委員会」を設置し、当行のコンプライアンス強化等に関する事項を審議しております。

なお、具体的なコンプライアンス体制整備の企画・推進については、「コンプライアンス部門」が、業務推進部署等からの独立性を保持しつつ、これを実施することとしております。

その他、当行では、企業としての自浄作用を高めるとともに、通報者の保護を図ることを目的として、内部通報制度を設けております。本制度は、当行役職員による法令や内部規程への違反の事態について、従業員からの直接の通報を受け付け、問題の端緒を速やかに把握し、拡大の未然防止を図ることを狙いとするもので、通報受付窓口として、行内部署に加え外部弁護士も対応しております。

(反社会的勢力排除に向けた体制整備)

当行は、市民社会の秩序や安全に脅威を与え、健全な経済・社会の発展を妨げる反社会的勢力の関与を排除するため、反社会的勢力の不当な介入を許さないこと、いかなる利益も供与しないこと、また、捜査当局からの要請には最大限協力することを基本方針としております。

当行では、反社会的勢力の関与の排除を、コンプライアンスの一環として位置づけ、総務部を統括部署として情報収集・管理の一元化を行うとともに、警察や弁護士など外部専門機関との連携も図っております。

また、当行として、反社会的勢力との取引排除に関する規程を整備するとともに、それに基づき、不当要求防止責任者の設置、マニュアルの整備や研修の実施等、反社会的勢力との関係を遮断する体制整備に努めております。

(リスク管理)

当行は、親会社である三井住友フィナンシャルグループの定める「グループ全体のリスク管理の基本方針」を踏まえ、リスク管理体制を構築しております。

当行として管理すべき各リスクについては、リスク管理担当部署を定め、リスクカテゴリー毎にその特性に応じた管理を実施するとともに、これらのリスクを総合的に管理する観点から、各業務部門から独立した「統合リスク管理部」を設置し、経営企画部とともに各リスクの網羅的、体系的な管理を行っております。

また、当行のリスク管理の基本方針は経営会議で決裁のうえ、取締役会の承認を得るというプロセスをたどり、こうして承認された基本方針に基づいてリスク管理を行います。

(ＣＳＲへの取組み)

当行は、ＣＳＲへの取組みを強化するため、「ＣＳＲ委員会」を設置するほか、経営企画部内に「ＣＳＲ室」を設置しております。ＣＳＲ委員会では、経営企画部担当役員を委員長として、社会貢献、環境活動を含む、当行全体のＣＳＲ活動に関する事項を協議しております。

また、当行では、ＣＳＲの基本方針として、「ＣＳＲの定義」及び「ＣＳＲの共通理念」を以下のとおり定めております。

＜ＣＳＲの定義＞

「事業を遂行する中で、①お客さま、②株主・市場、③社会・環境、④従業員に、より高い価値を提供することを通じて、社会全体の持続的な発展に貢献していくこと」

＜ＣＳＲの共通理念＝「ビジネス・エシックス」＞

○お客さま本位の徹底

私たちは、お客さまに支持される企業集団を目指します。そのために、常にお客さまのニーズに合致するサービスが何かを考え、最良のサービスを提供することにより、お客さまの満足と信頼を獲得します。

○健全経営の堅持

私たちは、自己責任原則に基づき、公正、透明かつ健全な経営を堅持する企業集団を目指します。そのために、株主、お客さま、社会等のステークホルダーとの健全な関係を維持しつつ、効率性と長期的視点に立った業務運営、適時かつ正確な情報開示を通じ、持続的な成長と健全な財務体質を堅持します。

○社会発展への貢献

私たちは、社会の健全な発展に貢献する企業集団を目指します。そのために、企業の公共的使命と社会的責任を自覚し、広く内外経済・産業の安定的な発展に貢献する業務運営に努めると共に、「良き企業市民」として社会貢献に努めます。

○自由闊達な企業風土

私たちは、役職員が誇りを持ちいきいきと働ける企業集団を目指します。そのために、人間性を尊重すると共に、高い専門性を持つ人材を育成し、もって、自由闊達な企業風土を醸成します。

○コンプライアンス

私たちは、常にコンプライアンスを意識する企業集団を目指します。そのために、私たちは、業務の遂行において常に、私たちのビジネス・エシックス(企業倫理)を意識すると共に、監査や検査の指摘に対する速やかな行動を確保し、もって、法令諸規則や社会の良識に則した企業集団を確立します。

なお、当行は、平成18年７月に、同年４月新設の「品質管理部」を事務局として「ＣＳ・品質向上委員会」を設置してお客さまのご意見やご要望、従業員の提言をより積極的に経営に活かす体制を整備しております。

(情報開示)

当行は、適時適切な情報開示を実施するため、「情報開示委員会」を設置しております。情報開示委員会では、財務企画部担当役員を委員長として、情報開示に係る内容の適正性及び内部統制の有効性・改善策に関する事項を協議しております。

(4) 会社と会社の社外取締役及び社外監査役の人的関係、資本的関係又は取引関係その他の利害関係の概要

社外取締役である山内悦嗣氏は公認会計士であり、また同じく社外取締役である山川洋一郎氏は弁護士であり、ともに当行との間に特別な利害関係はございません。

社外取締役である横山禎徳氏は、当行との間に特別な利害関係はございません。

社外監査役である大西勝也氏は弁護士であり、当行との間に特別な利害関係はございません。

社外監査役である荒木浩氏は東京電力株式会社の顧問であり、社外監査役である宇野郁夫氏は日本生命保険相互会社の取締役会長でありますが、いずれも当行との間に特別な利害関係はございません。

なお、当行は、東京電力株式会社及び日本生命保険相互会社と通常の営業取引がございます。

また、当行は、上記の社外役員との間に、会社法第427条第１項の規定により、1,000万円または同項における最低責任限度額のいずれか高い額を限度として、同法第423条第１項の賠償を限定する契約を締結しております。

(5) 役員報酬の内容

当事業年度における当行の取締役及び監査役に対する報酬等は、次のとおりであります。

① 取締役に対する報酬等

606百万円

② 監査役に対する報酬等

113百万円

(うち社外役員に対する報酬等　42百万円)

(注) 1.　報酬等の額には、取締役及び監査役に対する役員賞与引当金繰入額(取締役105百万円、監査役16百万円)が含まれております。なお、社外取締役及び社外監査役に対する役員賞与金はありません。

2.　報酬等の額には、取締役及び監査役に対する退職慰労引当金繰入額(取締役171百万円(うち社外取締役３百万円)、監査役18百万円(うち社外監査役３百万円))が含まれております。

(6) 監査報酬の内容

当行の会計監査人であるあずさ監査法人に対する当行及び連結子会社の報酬は、次のとおりであります。

① 公認会計士法(昭和23年法律第103号)第２条第１項に規定する業務に基づく報酬

461百万円

② 上記以外の業務に基づく報酬

214百万円 (注)

(注) 主な内容は、財務報告に係る内部統制の整備に対する助言業務等についての対価であります。

(7) 取締役の定数

当行は、取締役３名以上を置く旨定款に定めております。

(8) 取締役の選解任の決議要件

当行は、取締役の選任決議は、株主総会において議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数をもって行う旨及び当該選任決議は累積投票によらない旨定款に定めております。

(9) 株主総会の特別決議要件

当行は、株主総会の円滑な運営を行うため、会社法第309条第２項の規定による決議は、議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の３分の２以上に当る多数をもって行う旨定款に定めております。

(10) 中間配当の決定機関

当行は、機動的に株主への利益還元を行うため、取締役会決議により、中間配当を行うことができる旨定款に定めております。


SMFG
SMBC
株主総会
会計監査人
外部有識者
経営・監督
取締役会(13名)
社外取締役(3名)
監視
監査役・監査役会(6名)
社外監査役(3名)
監査役室
報告
業務執行／内部統制
経営会議
市場リスク会議
信用リスク会議
内部監査会議
職務評価会議
システム戦略会議
各種委員会
(ALM、信用リスク、エイクティ投資レビュー、オペレーショナルリスク、コンプライアンス、CS・品質向上、人権啓発、CSR、情報開示、COI、国内法人業務、内外法人業務、緊急時対策)
参加
コーポレートスタッフ部門
コーポレートサービス部門
コンプライアンス部門
業務監査部門
業務監査部・資産監査部
内部監査
個人部門
法人部門
企業金融部門
国際部門
市場営業部門
投資銀行部門

(平成20年6月30日現在)

第５ 【経理の状況】

１．当行の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。）に基づいて作成しておりますが、資産及び負債の分類並びに収益及び費用の分類は、「銀行法施行規則」（昭和57年大蔵省令第10号）に準拠しております。

なお、前連結会計年度（自平成18年４月１日　至平成19年３月31日）は改正前の連結財務諸表規則及び銀行法施行規則に基づき作成し、当連結会計年度（自平成19年４月１日　至平成20年３月31日）は改正後の連結財務諸表規則及び銀行法施行規則に基づき作成しております。

２．当行の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号。以下「財務諸表等規則」という。）に基づいて作成しておりますが、資産及び負債の分類並びに収益及び費用の分類は、「銀行法施行規則」（昭和57年大蔵省令第10号）に準拠しております。

なお、前事業年度（自平成18年４月１日　至平成19年３月31日）は改正前の財務諸表等規則及び銀行法施行規則に基づき作成し、当事業年度（自平成19年４月１日　至平成20年３月31日）は改正後の財務諸表等規則及び銀行法施行規則に基づき作成しております。

３．連結財務諸表及び財務諸表その他の事項の金額については、百万円未満を切り捨てて表示しております。

４．前連結会計年度の連結財務諸表及び前事業年度の財務諸表は証券取引法第193条の２の規定に基づき、また、当連結会計年度の連結財務諸表及び当事業年度の財務諸表は金融商品取引法第193条の２第１項の規定に基づき、あずさ監査法人の監査証明を受けております。

1 【連結財務諸表等】

(1) 【連結財務諸表】

① 【連結貸借対照表】

		前連結会計年度 (平成19年3月31日現在)		当連結会計年度 (平成20年3月31日現在)	
区分	注記番号	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
(資産の部)					
現金預け金	※8	3,954,022	4.01	4,947,520	4.55
コールローン及び買入手形		1,102,078	1.12	570,802	0.52
買現先勘定		76,551	0.08	357,075	0.33
債券貸借取引支払保証金		2,276,894	2.31	1,940,170	1.79
買入金銭債権	※8	960,591	0.97	1,091,663	1.00
特定取引資産	※8	3,262,341	3.31	4,081,480	3.76
金銭の信託		2,924	0.00	7,329	0.01
有価証券	※1,2,8,15	20,304,639	20.60	23,160,903	21.32
貸出金	※3,4,5,6,7,8,9	59,617,850	60.48	62,972,601	57.97
外国為替	※7	881,436	0.89	893,567	0.82
その他資産	※8	1,630,049	1.65	3,024,123	2.78
有形固定資産	※10,11,12	755,891	0.77	756,449	0.70
建物		210,028		217,506	
土地		465,486		457,879	
建設仮勘定		703		2,568	
その他の有形固定資産		79,673		78,493	
無形固定資産		101,219	0.10	125,013	0.12
ソフトウェア		90,844		114,640	
のれん		4		2	
その他の無形固定資産		10,370		10,371	
リース資産	※11	26,922	0.03	27,125	0.02
繰延税金資産		804,627	0.82	920,834	0.85
支払承諾見返		3,673,396	3.73	4,609,160	4.24
貸倒引当金		△860,799	△0.87	△848,031	△0.78
資産の部合計		98,570,638	100.00	108,637,791	100.00

区分	注記番号	前連結会計年度 (平成19年３月31日現在) 金額(百万円)	構成比(%)	当連結会計年度 (平成20年３月31日現在) 金額(百万円)	構成比(%)
(負債の部)					
預金	※８	72,200,343	73.25	72,767,734	66.98
譲渡性預金		2,626,217	2.66	3,124,649	2.88
コールマネー及び売渡手形	※８	2,286,698	2.32	2,653,142	2.44
売現先勘定	※８	140,654	0.14	1,828,672	1.68
債券貸借取引受入担保金	※８	1,516,342	1.54	5,732,042	5.28
特定取引負債	※８	1,941,142	1.97	2,671,554	2.46
借用金	※ 8,13	2,034,633	2.06	2,742,166	2.52
外国為替		323,890	0.33	301,123	0.28
短期社債		3,500	0.00	―	―
社債	※14	3,929,325	3.99	3,804,208	3.50
信託勘定借		65,062	0.07	80,796	0.07
その他負債	※８	2,279,167	2.31	3,087,166	2.84
賞与引当金		18,919	0.02	20,427	0.02
役員賞与引当金		―	―	688	0.00
退職給付引当金		13,382	0.01	17,084	0.02
役員退職慰労引当金		6,233	0.01	6,695	0.01
預金払戻引当金		―	―	10,417	0.01
特別法上の引当金		18	0.00	0	0.00
繰延税金負債		49,714	0.05	51,868	0.05
再評価に係る繰延税金負債	※10	49,536	0.05	47,446	0.04
支払承諾	※８	3,673,396	3.73	4,609,160	4.24
負債の部合計		93,158,180	94.51	103,557,043	95.32

		前連結会計年度 (平成19年３月31日現在)		当連結会計年度 (平成20年３月31日現在)	
区分	注記 番号	金額(百万円)	構成比 (%)	金額(百万円)	構成比 (%)
(純資産の部)					
資本金		664,986	0.67	664,986	0.61
資本剰余金		1,603,512	1.63	1,603,512	1.48
利益剰余金		581,619	0.59	861,508	0.79
株主資本合計		2,850,119	2.89	3,130,008	2.88
その他有価証券評価差額金		1,269,385	1.29	558,013	0.51
繰延ヘッジ損益		△87,571	△0.09	△74,990	△0.07
土地再評価差額金	※10	37,526	0.04	34,844	0.03
為替換算調整勘定		△37,194	△0.04	△28,468	△0.02
評価・換算差額等合計		1,182,145	1.20	489,398	0.45
新株予約権		14	0.00	43	0.00
少数株主持分		1,380,179	1.40	1,461,297	1.35
純資産の部合計		5,412,458	5.49	5,080,747	4.68
負債及び純資産の部合計		98,570,638	100.00	108,637,791	100.00

② 【連結損益計算書】

区分	注記番号	前連結会計年度 (自　平成18年4月1日 至　平成19年3月31日) 金額(百万円)	百分比(%)	当連結会計年度 (自　平成19年4月1日 至　平成20年3月31日) 金額(百万円)	百分比(%)
経常収益		2,925,665	100.00	3,411,052	100.00
資金運用収益		1,950,234		2,122,630	
貸出金利息		1,348,997		1,538,387	
有価証券利息配当金		369,548		333,692	
コールローン利息及び買入手形利息		28,192		25,955	
買現先利息		7,098		7,044	
債券貸借取引受入利息		4,857		7,032	
預け金利息		96,700		100,826	
その他の受入利息		94,840		109,692	
信託報酬		3,482		3,710	
役務取引等収益		577,435		550,053	
特定取引収益		118,589		449,141	
その他業務収益		197,172		227,270	
リース料収入		13,037		13,761	
割賦売上高		5,155		21,486	
その他の業務収益		178,979		192,022	
その他経常収益	※1	78,750		58,245	
経常費用		2,208,967	75.50	2,676,094	78.45
資金調達費用		796,784		913,651	
預金利息		457,221		495,834	
譲渡性預金利息		43,683		51,370	
コールマネー利息及び売渡手形利息		18,815		23,570	
売現先利息		18,353		7,384	
債券貸借取引支払利息		60,856		45,499	
借用金利息		22,504		33,736	
短期社債利息		14		9	
社債利息		88,338		89,269	
その他の支払利息		86,996		166,975	
役務取引等費用		111,413		117,869	
特定取引費用		1,936		—	
その他業務費用		236,292		461,276	
賃貸原価		7,969		8,637	
割賦原価		4,733		6,940	
その他の業務費用		223,589		445,698	
営業経費	※2	768,498		821,897	
その他経常費用		294,042		361,399	
貸倒引当金繰入額		19,940		56,364	
その他の経常費用	※3	274,101		305,034	
経常利益		716,697	24.50	734,958	21.55
特別利益		46,028	1.57	6,558	0.19
固定資産処分益		4,669		5,592	
償却債権取立益		798		947	
証券取引責任準備金取崩額		4		—	
金融商品取引責任準備金取崩額		—		18	
その他の特別利益	※4	40,556		—	
特別損失		12,003	0.41	15,511	0.46
固定資産処分損		7,253		10,700	
減損損失	※5	4,750		4,810	
税金等調整前当期純利益		750,722	25.66	726,004	21.28
法人税、住民税及び事業税		47,601	1.63	40,791	1.20
法人税等調整額		238,764	8.16	265,384	7.78
少数株主利益		62,561	2.14	68,007	1.99
当期純利益		401,795	13.73	351,820	10.31

③ 【連結株主資本等変動計算書】

前連結会計年度(自　平成18年４月１日　至　平成19年３月31日)

	株主資本			
	資本金	資本剰余金	利益剰余金	株主資本合計
平成18年３月31日残高(百万円)	664,986	1,603,512	542,551	2,811,051
連結会計年度中の変動額				
剰余金の配当			△349,221	△349,221
当期純利益			401,795	401,795
連結子会社の増加に伴う増加			388	388
連結子会社の減少に伴う減少			△14,452	△14,452
土地再評価差額金取崩			558	558
株主資本以外の項目の連結会計年度中の変動額(純額)				
連結会計年度中の変動額合計(百万円)	―	―	39,068	39,068
平成19年３月31日残高(百万円)	664,986	1,603,512	581,619	2,850,119

	評価・換算差額等					新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成18年３月31日残高(百万円)	793,731	―	38,080	△44,568	787,243	―	1,081,148	4,679,443
連結会計年度中の変動額								
剰余金の配当								△349,221
当期純利益								401,795
連結子会社の増加に伴う増加								388
連結子会社の減少に伴う減少								△14,452
土地再評価差額金取崩								558
株主資本以外の項目の連結会計年度中の変動額(純額)	475,654	△87,571	△554	7,373	394,901	14	299,030	693,946
連結会計年度中の変動額合計(百万円)	475,654	△87,571	△554	7,373	394,901	14	299,030	733,014
平成19年３月31日残高(百万円)	1,269,385	△87,571	37,526	△37,194	1,182,145	14	1,380,179	5,412,458

当連結会計年度(自　平成19年４月１日　至　平成20年３月31日)

	株主資本			
	資本金	資本剰余金	利益剰余金	株主資本合計
平成19年３月31日残高(百万円)	664,986	1,603,512	581,619	2,850,119
連結会計年度中の変動額				
剰余金の配当			△74,613	△74,613
当期純利益			351,820	351,820
土地再評価差額金取崩			2,681	2,681
株主資本以外の項目の連結会計年度中の変動額(純額)				
連結会計年度中の変動額合計(百万円)	―	―	279,888	279,888
平成20年３月31日残高(百万円)	664,986	1,603,512	861,508	3,130,008

	評価・換算差額等					新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成19年３月31日残高(百万円)	1,269,385	△87,571	37,526	△37,194	1,182,145	14	1,380,179	5,412,458
連結会計年度中の変動額								
剰余金の配当								△74,613
当期純利益								351,820
土地再評価差額金取崩								2,681
株主資本以外の項目の連結会計年度中の変動額(純額)	△711,372	12,581	△2,682	8,726	△692,747	29	81,118	△611,599
連結会計年度中の変動額合計(百万円)	△711,372	12,581	△2,682	8,726	△692,747	29	81,118	△331,710
平成20年３月31日残高(百万円)	558,013	△74,990	34,844	△28,468	489,398	43	1,461,297	5,080,747

④ 【連結キャッシュ・フロー計算書】

		前連結会計年度 (自 平成18年4月1日 至 平成19年3月31日)	当連結会計年度 (自 平成19年4月1日 至 平成20年3月31日)
区分	注記番号	金額(百万円)	金額(百万円)
Ⅰ 営業活動によるキャッシュ・フロー			
税金等調整前当期純利益		750,722	726,004
固定資産減価償却費		60,238	63,871
リース資産減価償却費		8,520	8,598
減損損失		4,750	4,810
負ののれん償却額		△1,301	△37
持分法による投資損益(△)		123,266	42,616
子会社株式売却損益及び子会社の増資に伴う持分変動損益(△)		△4,496	115
貸倒引当金の増加額		△145,111	△38,649
賞与引当金の増加額		1,310	1,020
役員賞与引当金の増加額		—	688
退職給付引当金の増加額		△3,854	944
役員退職慰労引当金の増加額		6,233	393
預金払戻引当金の増加額		—	10,417
資金運用収益		△1,950,234	△2,122,630
資金調達費用		796,784	913,651
有価証券関係損益(△)		70,598	52,763
金銭の信託の運用損益(△)		△0	△227
為替差損益(△)		△103,510	349,071
固定資産処分損益(△)		2,584	5,108
リース資産処分損益(△)		100	80
特定取引資産の純増(△)減		763,659	△838,277
特定取引負債の純増減(△)		△969,330	749,845
貸出金の純増(△)減		△2,130,573	△3,594,297
預金の純増減(△)		1,302,620	810,616
譲渡性預金の純増減(△)		△664,304	507,197
借用金(劣後特約付借入金を除く)の純増減(△)		1,162,388	396,383
有利息預け金の純増(△)減		△150,273	△254,666
コールローン等の純増(△)減		△603,971	112,846
債券貸借取引支払保証金の純増(△)減		△320,243	336,724
コールマネー等の純増減(△)		△5,994,528	2,055,838
債券貸借取引受入担保金の純増減(△)		△1,230,782	4,215,699
外国為替(資産)の純増(△)減		66,917	△14,713
外国為替(負債)の純増減(△)		△124,047	△22,916
短期社債(負債)の純増減(△)		△500	△3,500
普通社債の発行・償還による純増減(△)		△197,191	△221,701
信託勘定借の純増減(△)		△253,534	15,733
資金運用による収入		1,938,214	2,124,225
資金調達による支出		△761,307	△903,267
その他		247,394	△155,343
小計		△8,302,795	5,335,038
法人税等の支払額		△32,726	△57,343
営業活動によるキャッシュ・フロー		△8,335,522	5,277,695

区分	注記番号	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日） 金額（百万円）	当連結会計年度 （自　平成19年４月１日 至　平成20年３月31日） 金額（百万円）
Ⅱ　投資活動によるキャッシュ・フロー			
有価証券の取得による支出		△35,030,697	△50,022,713
有価証券の売却による収入		21,535,631	35,015,598
有価証券の償還による収入		18,886,345	10,503,188
金銭の信託の増加による支出		―	△5,378
金銭の信託の減少による収入		―	796
有形固定資産の取得による支出		△171,456	△49,498
有形固定資産の売却による収入		7,909	6,200
無形固定資産の取得による支出		△44,338	△52,199
無形固定資産の売却による収入		4	232
リース資産の取得による支出		△9,903	△7,608
リース資産の売却による収入		2,048	695
子会社株式の一部売却による収入		3,468	198
連結範囲の変更を伴う子会社株式の取得による支出		△1,317	△2,951
投資活動によるキャッシュ・フロー		5,177,694	△4,613,441
Ⅲ　財務活動によるキャッシュ・フロー			
劣後特約付借入による収入		20,000	40,000
劣後特約付借入金の返済による支出		△83,000	△76,000
劣後特約付社債・新株予約権付社債の発行による収入		196,951	214,000
劣後特約付社債・新株予約権付社債の償還による支出		△181,283	△47,000
配当金支払額		△349,227	△74,613
少数株主からの払込みによる収入		360,362	141,500
少数株主への配当金支払額		△45,797	△59,826
財務活動によるキャッシュ・フロー		△81,995	138,059
Ⅳ　現金及び現金同等物に係る換算差額		3,432	△8,465
Ⅴ　現金及び現金同等物の増加額 （△は現金及び現金同等物の減少額）		△3,236,390	793,848
Ⅵ　現金及び現金同等物の期首残高		5,155,217	1,907,823
Ⅶ　新規連結に伴う現金及び現金同等物の増加額		0	18,869
Ⅷ　連結除外に伴う現金及び現金同等物の減少額		△11,003	―
Ⅸ　現金及び現金同等物の期末残高	※１	1,907,823	2,720,542

連結財務諸表作成のための基本となる重要な事項

	前連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)	当連結会計年度 (自　平成19年４月１日 至　平成20年３月31日)
1　連結の範囲に関する事項	(1) 連結子会社　124社 主要な連結子会社名は、「第１　企業の概況　４　関係会社の状況」に記載しているため省略いたしました。 なお、SMBC Leasing(UK)Limited他15社は株式取得等により、当連結会計年度から連結子会社としております。 住銀保証株式会社他２社は合併等により、SMBCフレンド証券株式会社他１社は、当行の親会社である株式会社三井住友フィナンシャルグループの完全子会社となったこと等により、子会社でなくなったため、当連結会計年度より連結子会社から除外しております。 (2) 非連結子会社 主要な会社名 SBCS Co.,Ltd. 非連結子会社の総資産、経常収益、当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(1) 連結子会社　128社 主要な連結子会社名は、「第１　企業の概況　４　関係会社の状況」に記載しているため省略いたしました。 なお、株式会社クオーク他６社は議決権の所有割合の増加等により、当連結会計年度から連結子会社としております。 SMBCローン債権回収株式会社他２社は合併等により、子会社でなくなったため、当連結会計年度より連結子会社から除外しております。 (2) 非連結子会社 主要な会社名 SBCS Co.,Ltd. 非連結子会社の総資産、経常収益、当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。 財務諸表等規則第８条第７項の規定により出資者等の子会社に該当しないものと推定された特別目的会社14社の概要等は、「（開示対象特別目的会社関係）」の注記に掲げております。 なお、「一定の特別目的会社に係る開示に関する適用指針」（企業会計基準適用指針第15号　平成19年３月29日）が平成19年４月１日以後開始する連結会計年度から適用されることになったことに伴い、当連結会計年度から同適用指針を適用しております。
2　持分法の適用に関する事項	(1) 持分法適用の非連結子会社　３社 主要な会社名 SBCS Co.,Ltd.	(1) 持分法適用の非連結子会社　３社 主要な会社名 SBCS Co.,Ltd.

	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）	当連結会計年度 （自　平成19年４月１日 至　平成20年３月31日）
	(2) 持分法適用の関連会社　　26社 主要な持分法適用の関連会社名は、「第１　企業の概況　４　関係会社の状況」に記載しているため省略いたしました。 NIFSMBC－V2006S1投資事業有限責任組合他２社は新規設立等により、当連結会計年度より持分法適用の関連会社としております。 また、エヌエスエス投資事業有限責任組合他３社は連結子会社となったため、当連結会計年度より持分法適用の関連会社から除外しております。 (3) 持分法非適用の非連結子会社 該当ありません。 (4) 持分法非適用の関連会社 主要な会社名 Sumitomo Mitsui Asset Management (New York) Inc. 持分法非適用の関連会社の当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(2) 持分法適用の関連会社　　37社 主要な持分法適用の関連会社名は、「第１　企業の概況　４　関係会社の状況」に記載しているため省略いたしました。 株式会社セントラルファイナンス他16社は株式取得等により、当連結会計年度より持分法適用の関連会社としております。 また、株式会社クオーク他２社は連結子会社となったため、NIFキャピタルマネジメント株式会社他２社は合併等により、当連結会計年度より持分法適用の関連会社から除外しております。 (3) 持分法非適用の非連結子会社 該当ありません。 (4) 持分法非適用の関連会社 主要な会社名 Sumitomo Mitsui Asset Management (New York) Inc. 持分法非適用の関連会社の当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。
３　連結子会社の事業年度等に関する事項	(1) 連結子会社の決算日は次のとおりであります。 ９月末日　5社 10月末日　1社 12月末日　56社 １月末日　1社 ３月末日　61社 (2) ９月末日を決算日とする連結子会社は３月末日現在、10月末日を決算日とする連結子会社については１月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社についてはそれぞれの決算日の財務諸表により連結しております。 連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。	(1) 連結子会社の決算日は次のとおりであります。 ９月末日　5社 10月末日　1社 12月末日　55社 １月末日　4社 ３月末日　63社 (2) ９月末日及び１月末日を決算日とする連結子会社は３月末日現在、10月末日を決算日とする連結子会社については１月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社についてはそれぞれの決算日の財務諸表により連結しております。 連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。

	前連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)	当連結会計年度 (自　平成19年４月１日 至　平成20年３月31日)
4　会計処理基準に関する事項	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下、「特定取引目的」という。)の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。 また、特定取引収益及び特定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 同左
	(2) 有価証券の評価基準及び評価方法 ① 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前１カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。 なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部純資産直入法により処理しております。 ② 金銭の信託において信託財産を構成している有価証券の評価は、上記(1)及び(2)①と同じ方法により行っております。	(2) 有価証券の評価基準及び評価方法 ① 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前１カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。 なお、その他有価証券の評価差額については、全部純資産直入法により処理しております。 ② 同左

	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）	当連結会計年度 （自　平成19年４月１日 至　平成20年３月31日）
	(3) デリバティブ取引の評価基準及び評価方法 デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。 なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。	(3) デリバティブ取引の評価基準及び評価方法 同左
	(4) 減価償却の方法 ① 有形固定資産及びリース資産 当行の有形固定資産の減価償却は、定額法（ただし、動産については定率法）を採用しております。なお、主な耐用年数は次のとおりであります。 建物　７年～50年 動産　２年～20年 連結子会社の有形固定資産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。 ② 無形固定資産 無形固定資産は、定額法により償却しております。 なお、自社利用のソフトウェアについては、当行及び国内連結子会社における利用可能期間（主として５年）に基づいて償却しております。	(4) 減価償却の方法 ① 有形固定資産及びリース資産 当行の有形固定資産の減価償却は、定額法（ただし、動産については定率法）を採用しております。また、主な耐用年数は次のとおりであります。 建物　７年～50年 動産　２年～20年 連結子会社の有形固定資産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。 なお、平成19年度税制改正に伴い、平成19年４月１日以後に取得した有形固定資産については、改正後の法人税法に基づく償却方法により減価償却費を計上しております。これによる連結貸借対照表等に与える影響は軽微であります。 また、当連結会計年度より、平成19年３月31日以前に取得した有形固定資産については、償却可能限度額に達した連結会計年度の翌連結会計年度以後、残存簿価を５年間で均等償却しております。これによる連結貸借対照表等に与える影響は軽微であります。 ② 無形固定資産 同左

	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）	当連結会計年度 （自　平成19年４月１日 至　平成20年３月31日）
	(5) 貸倒引当金の計上基準 　当行及び主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 　破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者（以下、「破綻懸念先」という。）に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 　なお、当行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が３カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法（DCF法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。 　上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。	(5) 貸倒引当金の計上基準 　当行及び主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 　破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者（以下、「破綻懸念先」という。）に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 　なお、当行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が３カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法（DCF法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。 　上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

	前連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)	当連結会計年度 (自　平成19年４月１日 至　平成20年３月31日)
	すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 連結子会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は454,380百万円であります。	すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 その他の連結子会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は480,145百万円であります。
	(6) 賞与引当金の計上基準 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。	(6) 賞与引当金の計上基準 同左
	――――――	(7) 役員賞与引当金の計上基準 役員賞与引当金は、役員(執行役員を含む、以下同じ。)への賞与の支払いに備えるため、役員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。
	(7) 退職給付引当金の計上基準 退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務： その発生時の従業員の平均残存勤務期間内の一定の年数(主として９年)による定額法により損益処理 数理計算上の差異： 各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として９年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理	(8) 退職給付引当金の計上基準 同左

	前連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)	当連結会計年度 (自　平成19年４月１日 至　平成20年３月31日)
	(8) 役員退職慰労引当金の計上基準 役員退職慰労引当金は、役員(執行役員を含む)に対する退職慰労金の支払いに備えるため、内規に基づく期末要支給額を計上しております。役員退職慰労金は、従来は支出時に費用処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金に関する監査上の取扱い」(日本公認会計士協会　監査第一委員会報告第42号　昭和57年９月21日)が一部改正され、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」(日本公認会計士協会　監査・保証実務委員会報告第42号)が平成19年４月13日付けで公表されたことを踏まえ、役員に対する退職慰労金の支給見積額を当該役員の在任期間にわたり費用配分することで期間損益の適正化を図るために、当連結会計年度より役員退職慰労引当金を計上しております。この結果、従来の方法によった場合に比べ、経常利益及び税金等調整前当期純利益はそれぞれ6,233百万円減少しております。なお、上記改正は平成19年４月13日に公表されたため、当中間連結会計期間は従来の方法によっております。従って、当中間連結会計期間は変更後の方法によった場合に比べ、経常利益及び税金等調整前中間純利益はそれぞれ5,693百万円多く計上されております。 上記に係るセグメント情報に与える影響は(セグメント情報)に記載しております。	(9) 役員退職慰労引当金の計上基準 役員退職慰労引当金は、役員(執行役員を含む。)に対する退職慰労金の支払いに備えるため、内規に基づく当連結会計年度末の要支給額を計上しております。
	――――	(10) 預金払戻引当金の計上基準 預金払戻引当金は、一定の条件を満たし負債計上を中止した預金について、預金者からの払戻請求に備えるため、過去の払戻実績に基づく将来の払戻損失見込額を計上しております。負債計上を中止した預金の預金者への払戻については、従来は払戻時に損失処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」(日本公認会計士協会　監査・保証実務委員会報告第42号)が平成19年４月13日付で公表されたことを踏まえ、当連結会計年度より過去の払戻実績に基づく将来の払戻損失見込額を引き当てる方法に変更しております。 この結果、従来の方法によった場合に比べ、経常利益及び税金等調整前当期純利益は10,417百万円それぞれ減少しております。 上記に係るセグメント情報に与える影響は(セグメント情報)に記載しております。

	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）	当連結会計年度 （自　平成19年４月１日 至　平成20年３月31日）
	(9) 特別法上の引当金の計上基準 特別法上の引当金は、金融先物取引責任準備金18百万円であり、金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第81条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。	(11)特別法上の引当金の計上基準 特別法上の引当金は、金融商品取引責任準備金0百万円であり、受託等をした市場デリバティブ取引に関して生じた事故による損失の補てんに充てるため、金融商品取引法第48条の３の規定に基づき計上しております。 なお、従来、金融先物取引法第81条に基づき、金融先物取引責任準備金を計上しておりましたが、平成19年９月30日に金融商品取引法が施行されたことに伴い、当連結会計年度から金融商品取引責任準備金として計上しております。
	(10)外貨建資産・負債の換算基準 当行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として連結決算日の為替相場による円換算額を付しております。 また、連結子会社の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。	(12)外貨建資産・負債の換算基準 同左
	(11)リース取引の処理方法 当行及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	(13)リース取引の処理方法 同左
	(12)リース取引等に関する収益及び費用の計上基準 ①　リース取引のリース料収入の計上方法 主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。 ②　割賦販売取引の売上高及び売上原価の計上方法 主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。	(14)リース取引等に関する収益及び費用の計上基準 ①　リース取引のリース料収入の計上方法 同左 ②　割賦販売取引の売上高及び売上原価の計上方法 同左

	前連結会計年度 (自　平成18年4月1日 至　平成19年3月31日)	当連結会計年度 (自　平成19年4月1日 至　平成20年3月31日)
	(13) 重要なヘッジ会計の方法 ・金利リスク・ヘッジ 　当行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 　小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。)に規定する繰延ヘッジを適用しております。 　相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 　個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。 　また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当連結会計年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は41,522百万円(税効果額控除前)、繰延ヘッジ利益の総額は29,583百万円(同前)であります。	(15) 重要なヘッジ会計の方法 ・金利リスク・ヘッジ 　当行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジを適用しております。 　小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。)に規定する繰延ヘッジを適用しております。 　相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 　個別ヘッジについても、当該個別ヘッジに係る有効性の評価をしております。 　また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当連結会計年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は17,608百万円(税効果額控除前)、繰延ヘッジ利益の総額は13,358百万円(同前)であります。

	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）	当連結会計年度 （自　平成19年４月１日 至　平成20年３月31日）
	・為替変動リスク・ヘッジ 　当行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づく繰延ヘッジを適用しております。 　これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。 　また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。	・為替変動リスク・ヘッジ 同左
	・連結会社間取引等 　デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間（又は内部部門間）の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。 　なお、一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。	・連結会社間取引等 同左

	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）	当連結会計年度 （自　平成19年４月１日 至　平成20年３月31日）
	(14)消費税等の会計処理 当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。	(16)消費税等の会計処理 同左
5　連結子会社の資産及び負債の評価に関する事項	連結子会社の資産及び負債の評価については、全面時価評価法を採用しております。	同左
6　のれん及び負ののれんの償却に関する事項	発生年度に全額償却しております。	同左
7　連結キャッシュ・フロー計算書における資金の範囲	連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。	同左

連結財務諸表作成のための基本となる重要な事項の変更

前連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)	当連結会計年度 (自　平成19年４月１日 至　平成20年３月31日)
貸借対照表の純資産の部の表示に関する会計基準 「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準第５号　平成17年12月９日)及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準適用指針第８号　平成17年12月９日)が当連結会計年度から適用されることになったことから、以下のとおり表示を変更しております。 (1) 「資本の部」は「純資産の部」とし、株主資本、評価・換算差額等、新株予約権及び少数株主持分に区分のうえ表示しております。 なお、当連結会計年度末における従来の「資本の部」の合計に相当する金額は4,119,836百万円であります。 (2) 負債の部の次に表示していた「少数株主持分」は、純資産の部に表示しております。 (3) 純額で繰延ヘッジ損失又は繰延ヘッジ利益として「その他資産」又は「その他負債」に含めて計上していたヘッジ手段に係る損益又は評価差額は、税効果額を控除のうえ評価・換算差額等の「繰延ヘッジ損益」として相殺表示しております。	―――――
投資事業組合に関する実務対応報告 「投資事業組合に対する支配力基準及び影響力基準の適用に関する実務上の取扱い」(企業会計基準実務対応報告第20号　平成18年９月８日)が公表日以後終了する連結会計年度に係る連結財務諸表から適用されることになったことに伴い、当連結会計年度から同実務対応報告を適用しております。これによる連結貸借対照表等に与える影響は軽微であります。	―――――
ストック・オプション等に関する会計基準 「ストック・オプション等に関する会計基準」(企業会計基準第８号　平成17年12月27日)及び「ストック・オプション等に関する会計基準の適用指針」(企業会計基準適用指針第11号　最終改正平成18年５月31日)を当連結会計年度から適用しております。これによる連結貸借対照表等に与える影響は軽微であります。	―――――

前連結会計年度 (自　平成18年4月1日 至　平成19年3月31日)	当連結会計年度 (自　平成19年4月1日 至　平成20年3月31日)
企業結合に係る会計基準等 「企業結合に係る会計基準」(「企業結合に係る会計基準の設定に関する意見書」(企業会計審議会　平成15年10月31日))、「事業分離等に関する会計基準」(企業会計基準第7号　平成17年12月27日)及び「企業結合会計基準及び事業分離等会計基準に関する適用指針」(企業会計基準適用指針第10号　最終改正平成18年12月22日)が平成18年4月1日以後開始する連結会計年度から適用されることになったことに伴い、当連結会計年度から各会計基準及び同適用指針を適用しております。	――――――
金融商品に関する会計基準 「金融商品に係る会計基準」(企業会計審議会　平成11年1月22日)が平成18年8月11日付けで一部改正され(「金融商品に関する会計基準」企業会計基準第10号)、改正会計基準の公表日以後終了する連結会計年度から適用されることになったことに伴い、当連結会計年度から改正会計基準を適用し、社債は償却原価法(定額法)に基づいて算定された価額をもって連結貸借対照表価額としております。これにより、従来の方法に比べ「その他資産」中の社債発行差金は2,308百万円、「社債」は2,308百万円、それぞれ減少しております。 上記に係るセグメント情報に与える影響は(セグメント情報)に記載しております。 なお、平成18年3月31日に終了する連結会計年度の連結貸借対照表に計上した社債発行差金は、「繰延資産の会計処理に関する当面の取扱い」(企業会計基準実務対応報告第19号　平成18年8月11日)の経過措置に基づき従前の会計処理を適用し、社債の償還期間にわたり均等償却を行うとともに未償却残高を社債から直接控除しております。	――――――
――――――	連結財務諸表における税効果会計に関する実務指針 企業集団内の会社に投資(子会社株式等)を売却した場合の税効果会計について、「連結財務諸表における税効果会計に関する実務指針」(日本公認会計士協会会計制度委員会報告第6号　平成19年3月29日)の第30－2項を当連結会計年度から適用しております。なお、これによる連結貸借対照表等に与える影響は軽微であります。
――――――	金融商品に関する会計基準 「金融商品に関する会計基準」(企業会計基準第10号)及び「金融商品会計に関する実務指針」(日本公認会計士協会会計制度委員会報告第14号)等における有価証券の範囲に関する規定が平成19年6月15日付及び同7月4日付で一部改正され、金融商品取引法の施行日以後に終了する連結会計年度から適用されることになったことに伴い、当連結会計年度から改正会計基準及び実務指針を適用しております。

表示方法の変更

前連結会計年度 (自　平成18年4月1日 至　平成19年3月31日)	当連結会計年度 (自　平成19年4月1日 至　平成20年3月31日)
「銀行法施行規則」(昭和57年大蔵省令第10号)別紙様式が「無尽業法施行細則等の一部を改正する内閣府令」(内閣府令第60号　平成18年4月28日)により改正され、平成18年4月1日以後開始する事業年度から適用されることになったことに伴い、当連結会計年度から以下のとおり表示を変更しております。 (連結貸借対照表関係) 「動産不動産」は、「有形固定資産」、「無形固定資産」又は「その他資産」に区分して表示しております。 ①　「動産不動産」中の土地建物動産は、「有形固定資産」中の「建物」、「土地」、「その他の有形固定資産」に区分表示し、建設仮払金は、「有形固定資産」中の「建設仮勘定」として表示しております。 ②　「動産不動産」中の保証金権利金のうち、権利金は「無形固定資産」中の「その他の無形固定資産」として表示し、保証金は「その他資産」に含めて表示しております。 ③　「その他資産」に含めて表示していたソフトウェアは、「無形固定資産」中の「ソフトウェア」として表示しております。 (連結損益計算書関係) 連結貸借対照表中の「動産不動産」が「有形固定資産」、「無形固定資産」等に区分されたことに伴い、「特別利益」中の「動産不動産処分益」は「固定資産処分益」として、「特別損失」中の「動産不動産処分損」は「固定資産処分損」として表示しております。 (連結キャッシュ・フロー計算書関係) (1)「連結調整勘定償却額」は「負ののれん償却額」に含めて表示しております。 (2)「動産不動産等減価償却費」は、連結貸借対照表の「動産不動産」が「有形固定資産」、「無形固定資産」等に区分されたことに伴い、「固定資産減価償却費」として表示しております。「動産不動産処分損益(△)」は、「固定資産処分損益(△)」等として表示しております。 また、「動産不動産の取得による支出」は「有形固定資産の取得による支出」等として、「動産不動産の売却による収入」は「有形固定資産の売却による収入」等として表示しております。 (3) 営業活動によるキャッシュ・フローの「その他」に含めて表示しておりましたソフトウェアの取得による支出並びに売却による収入は、連結貸借対照表の「その他資産」に含めて表示しておりましたソフトウェアが「無形固定資産」に含めて表示されたことに伴い、「無形固定資産の取得による支出」並びに「無形固定資産の売却による収入」に含めて表示しております。	「銀行法施行規則」(昭和57年大蔵省令第10号)別紙様式が「銀行法施行規則等の一部を改正する内閣府令」(内閣府令第60号　平成19年8月8日)により改正され、平成19年9月30日から施行されることになったことに伴い、「特別利益」に計上しておりました「金融先物取引責任準備金取崩額」及び「証券取引責任準備金取崩額」は、当連結会計年度から「金融商品取引責任準備金取崩額」として計上しております。
(連結キャッシュ・フロー計算書関係) 前連結会計年度において、営業活動によるキャッシュ・フローの「その他」に含めて表示しておりました「子会社株式売却損益及び子会社の増資に伴う持分変動損益(△)」(前連結会計年度△5,193百万円)は、重要性が増加したため、当連結会計年度より区分掲記しております。	――――――

注記事項

（連結貸借対照表関係）

前連結会計年度 (平成19年３月31日現在)	当連結会計年度 (平成20年３月31日現在)
※１　有価証券には、非連結子会社及び関連会社の株式133,726百万円及び出資金3,856百万円を含んでおります。関連会社の株式のうち、共同支配企業に対する投資額は4,958百万円であります。	※１　有価証券には、非連結子会社及び関連会社の株式169,994百万円及び出資金5,252百万円を含んでおります。関連会社の株式のうち、共同支配企業に対する投資額は6,056百万円であります。
※２　無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計2,188百万円含まれております。 無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は2,088,859百万円、当連結会計年度末に当該処分をせずに所有しているものは154,192百万円であります。	※２　無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計81,071百万円含まれております。 無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は1,758,728百万円、当連結会計年度末に当該処分をせずに所有しているものは504,363百万円であります。
※３　貸出金のうち、破綻先債権額は60,068百万円、延滞債権額は488,812百万円であります。 なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。	※３　貸出金のうち、破綻先債権額は73,176百万円、延滞債権額は589,280百万円であります。 なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。
※４　貸出金のうち、３カ月以上延滞債権額は22,018百万円であります。 なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。	※４　貸出金のうち、３カ月以上延滞債権額は26,625百万円であります。 なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。
※５　貸出金のうち、貸出条件緩和債権額は476,665百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。	※５　貸出金のうち、貸出条件緩和債権額は384,388百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。

前連結会計年度 (平成19年３月31日現在)	当連結会計年度 (平成20年３月31日現在)
※６　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,047,566百万円であります。 なお、上記３から６に掲げた債権額は、貸倒引当金控除前の金額であります。	※６　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,073,471百万円であります。 なお、上記３から６に掲げた債権額は、貸倒引当金控除前の金額であります。
※７　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は915,318百万円であります。	※７　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は807,712百万円であります。
※８　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　104,328百万円 特定取引資産　202,292百万円 有価証券　3,033,868百万円 貸出金　934,423百万円 その他資産(延払資産等)　1,946百万円 担保資産に対応する債務 預金　20,588百万円 コールマネー及び売渡手形　1,335,000百万円 売現先勘定　128,695百万円 債券貸借取引受入担保金　1,250,450百万円 特定取引負債　84,532百万円 借用金　1,112,257百万円 その他負債　492百万円 支払承諾　167,153百万円 上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金6,761百万円、特定取引資産500,158百万円、有価証券3,946,194百万円及び貸出金535,770百万円を差し入れております。 また、その他資産のうち保証金は85,530百万円、先物取引差入証拠金は2,943百万円であります。	※８　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　158,679百万円 特定取引資産　673,261百万円 有価証券　8,327,894百万円 貸出金　952,137百万円 その他資産(延払資産等)　3,008百万円 担保資産に対応する債務 預金　25,381百万円 コールマネー及び売渡手形　1,135,000百万円 売現先勘定　1,714,479百万円 債券貸借取引受入担保金　5,379,076百万円 特定取引負債　150,283百万円 借用金　1,446,394百万円 その他負債　50百万円 支払承諾　140,917百万円 上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金7,745百万円、特定取引資産601,560百万円、有価証券3,344,969百万円、買入金銭債権427百万円及び貸出金888,532百万円を差し入れております。 また、その他資産のうち保証金は75,745百万円、先物取引差入証拠金は11,347百万円であります。

前連結会計年度 (平成19年３月31日現在)	当連結会計年度 (平成20年３月31日現在)
※９　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、38,632,746百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが32,455,517百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。	※９　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、38,656,549百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが32,463,702百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

前連結会計年度 (平成19年3月31日現在)	当連結会計年度 (平成20年3月31日現在)
※10　当行は、土地の再評価に関する法律(平成10年3月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年3月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。 また、一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。 再評価を行った年月日 当行　平成10年3月31日及び平成14年3月31日 一部の連結子会社　平成11年3月31日、平成14年3月31日 同法律第3条第3項に定める再評価の方法 当行 土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。 一部の連結子会社 土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。	※10　当行は、土地の再評価に関する法律(平成10年3月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年3月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。 また、一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。 再評価を行った年月日 当行　平成10年3月31日及び平成14年3月31日 一部の連結子会社　平成11年3月31日、平成14年3月31日 同法律第3条第3項に定める再評価の方法 当行 土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。 一部の連結子会社 土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。

前連結会計年度 (平成19年３月31日現在)	当連結会計年度 (平成20年３月31日現在)
※11　有形固定資産の減価償却累計額は484,235百万円、リース資産の減価償却累計額は29,383百万円であります。	※11　有形固定資産の減価償却累計額は486,116百万円、リース資産の減価償却累計額は30,500百万円であります。
※12　有形固定資産の圧縮記帳額　67,070百万円 (当連結会計年度圧縮記帳額　2,088百万円)	※12　有形固定資産の圧縮記帳額　66,936百万円 (当連結会計年度圧縮記帳額　―百万円)
※13　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金559,500百万円が含まれております。	※13　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金523,500百万円が含まれております。
※14　社債には、劣後特約付社債2,183,810百万円が含まれております。	※14　社債には、劣後特約付社債2,281,432百万円が含まれております。
※15　「有価証券」中の社債のうち、有価証券の私募(証券取引法第２条第３項)による社債に対する保証債務の額は2,421,446百万円であります。	※15　「有価証券」中の社債のうち、有価証券の私募(金融商品取引法第２条第３項)による社債に対する保証債務の額は2,179,347百万円であります。

(連結損益計算書関係)

前連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)	当連結会計年度 (自　平成19年４月１日 至　平成20年３月31日)
※１　その他経常収益には、株式等売却益61,802百万円を含んでおります。	※１　その他経常収益には、株式等売却益36,762百万円を含んでおります。
※２　営業経費には、研究開発費58百万円を含んでおります。	※２　営業経費には、研究開発費５百万円を含んでおります。
※３　その他の経常費用には、貸出金償却63,031百万円、株式等償却16,467百万円、延滞債権等を売却したことによる損失38,953百万円及び持分法による投資損失123,266百万円を含んでおります。	※３　その他の経常費用には、貸出金償却129,538百万円、株式等償却61,965百万円、延滞債権等を売却したことによる損失35,069百万円及び持分法による投資損失42,616百万円を含んでおります。
※４　その他の特別利益は、退職給付信託返還益36,330百万円及び子会社の増資に伴う持分変動利益4,226百万円であります。	
※５　当連結会計年度において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。	※５　当連結会計年度において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

前連結会計年度

地域	主な用途	種類	減損損失額
首都圏	営業用店舗　１ヵ店	土地、建物等	7百万円
	遊休資産　32物件		1,782百万円
近畿圏	営業用店舗　18ヵ店	土地、建物等	833百万円
	遊休資産　22物件		443百万円
その他	遊休資産　18物件	土地、建物等	1,683百万円

当連結会計年度

地域	主な用途	種類	減損損失額
首都圏	遊休資産　27物件	土地、建物等	1,196百万円
	その他　２物件		69百万円
近畿圏	営業用店舗　３ヵ店	土地、建物等	6百万円
	遊休資産　18物件		3,086百万円
その他	遊休資産　13物件	土地、建物等	451百万円

前連結会計年度	当連結会計年度
当行は、継続的な収支の管理・把握を実施している各営業拠点(物理的に同一の資産を共有する拠点)をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、連結子会社については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。	当行は、継続的な収支の管理・把握を実施している各営業拠点(物理的に同一の資産を共有する拠点)をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、連結子会社については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。
当連結会計年度は、当行では遊休資産について、また、連結子会社については、営業用店舗、遊休資産等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能価額まで減額し、当該減少額を減損損失として特別損失に計上しております。	当連結会計年度は、当行では遊休資産について、また、連結子会社については、営業用店舗、遊休資産等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能価額まで減額し、当該減少額を減損損失として特別損失に計上しております。
回収可能価額は、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。	回収可能価額は、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

(連結株主資本等変動計算書関係)

I　前連結会計年度(自　平成18年4月1日　至　平成19年3月31日)

1　発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

	前連結会計年度末株式数(株)	当連結会計年度増加株式数(株)	当連結会計年度減少株式数(株)	当連結会計年度末株式数(株)	摘要
発行済株式					
普通株式	55,212,947	1,142,902	—	56,355,849	(注)1
第一種優先株式	35,000	—	35,000	—	(注)2
第二種優先株式	100,000	—	100,000	—	(注)3
第三種優先株式	695,000	—	695,000	—	(注)4
第1回第六種優先株式	70,001	—	—	70,001	
合計	56,112,948	1,142,902	830,000	56,425,850	
自己株式					
第一種優先株式	—	35,000	35,000	—	(注)2
第二種優先株式	—	100,000	100,000	—	(注)3
第三種優先株式	—	695,000	695,000	—	(注)4
合計	—	830,000	830,000	—	

(注) 1　普通株式の発行済株式総数の増加1,142,902株は、第一種優先株式、第二種優先株式及び第三種優先株式に係る取得請求権の行使による増加であります。

2　第一種優先株式の自己株式の増加35,000株は、平成18年5月17日に、当該優先株式に係る取得請求権の行使により取得したことによるものであります。

また、第一種優先株式の発行済株式総数の減少35,000株及び自己株式の減少35,000株は、平成18年10月31日に、自己株式の消却を実施したことによるものであります。

3　第二種優先株式の自己株式の増加100,000株は、平成18年5月17日及び同年9月6日に、当該優先株式に係る取得請求権の行使により取得したことによるものであります。

また、第二種優先株式の発行済株式総数の減少100,000株及び自己株式の減少100,000株は、平成18年10月31日に、自己株式の消却を実施したことによるものであります。

4　第三種優先株式の自己株式の増加695,000株は、平成18年9月29日及び同年10月11日に、当該優先株式に係る取得請求権の行使により取得したことによるものであります。

また、第三種優先株式の発行済株式総数の減少695,000株及び自己株式の減少695,000株は、平成18年10月31日に、自己株式の消却を実施したことによるものであります。

2　新株予約権に関する事項

区分	新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数(株)				当連結会計年度末残高(百万円)	摘要
			前連結会計年度末	当連結会計年度		当連結会計年度末		
				増加	減少			
連結子会社	—	—					14	
合計							14	

3　配当に関する事項

当連結会計年度中の配当金支払額

決議	株式の種類	配当金の総額(百万円)	1株当たりの金額(円)	基準日	効力発生日
平成18年6月29日定時株主総会	普通株式	300,027	5,434	平成18年3月31日	平成18年6月29日
平成19年3月29日取締役会	普通株式	42,999	763	平成18年12月31日	平成19年3月29日
	第1回第六種優先株式	6,195	88,500	平成18年12月31日	平成19年3月29日

Ⅱ　当連結会計年度(自　平成19年４月１日　至　平成20年３月31日)

１　発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

	前連結会計年度末株式数(株)	当連結会計年度増加株式数(株)	当連結会計年度減少株式数(株)	当連結会計年度末株式数(株)	摘要
発行済株式					
普通株式	56,355,849	―	―	56,355,849	
第１回第六種優先株式	70,001	―	―	70,001	
合計	56,425,850	―	―	56,425,850	

２　新株予約権に関する事項

区分	新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数(株)				当連結会計年度末残高(百万円)	摘要
			前連結会計年度末	当連結会計年度		当連結会計年度末		
				増加	減少			
連結子会社	―	―					43	
合計							43	

３　配当に関する事項

(1) 当連結会計年度中の配当金支払額

決議	株式の種類	配当金の総額(百万円)	１株当たりの金額(円)	基準日	効力発生日
平成19年11月19日取締役会	普通株式	71,515	1,269	平成19年９月30日	平成19年11月19日
	第１回第六種優先株式	3,097	44,250	平成19年９月30日	平成19年11月19日

(2) 基準日が当連結会計年度に属する配当のうち、配当の効力発生日が翌連結会計年度となるもの

決議	株式の種類	配当金の総額(百万円)	配当の原資	１株当たりの金額(円)	基準日	効力発生日
平成20年６月27日定時株主総会	普通株式	12,285	利益剰余金	218	平成20年３月31日	平成20年６月27日
	第１回第六種優先株式	3,097	利益剰余金	44,250	平成20年３月31日	平成20年６月27日

(連結キャッシュ・フロー計算書関係)

<table>
<tr><th>前連結会計年度
(自　平成18年４月１日
至　平成19年３月31日)</th><th>当連結会計年度
(自　平成19年４月１日
至　平成20年３月31日)</th></tr>
<tr><td>※１　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係
(金額単位　百万円)
平成19年３月31日現在
現金預け金勘定　3,954,022
有利息預け金　△2,046,199
現金及び現金同等物　1,907,823

２　重要な非資金取引の内容
株式交換により連結の範囲から除外されたSMBCフレンド証券株式会社他１社の資産及び負債の主な内訳は以下の通りであります。
(金額単位　百万円)
資産　253,264
(うちその他資産　125,688)
負債　111,804
(うちその他負債　97,403)</td><td>※１　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係
(金額単位　百万円)
平成20年３月31日現在
現金預け金勘定　4,947,520
有利息預け金　△2,226,977
現金及び現金同等物　2,720,542

２　重要な非資金取引の内容
議決権の所有割合の増加により新たに連結子会社となった株式会社クオーク他２社の資産及び負債の主な内訳は以下のとおりであります。
(金額単位　百万円)
資産　1,504,288
(うちその他資産　548,428
支払承諾見返　891,593)
負債　1,471,831
(うち借用金　436,628
支払承諾　891,593)</td></tr>
</table>

（リース取引関係）

前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）	当連結会計年度 （自　平成19年４月１日 至　平成20年３月31日）
１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) 借手側 ・リース物件の取得価額相当額、減価償却累計額相当額及び年度末残高相当額 取得価額相当額 動産　10,561百万円 その他　1,253百万円 合計　11,815百万円 減価償却累計額相当額 動産　4,763百万円 その他　720百万円 合計　5,483百万円 年度末残高相当額 動産　5,798百万円 その他　533百万円 合計　6,331百万円 ・未経過リース料年度末残高相当額 １年内　1,786百万円 １年超　4,755百万円 合計　6,542百万円 ・支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　2,662百万円 減価償却費相当額　2,347百万円 支払利息相当額　284百万円 ・減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。	１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) 借手側 ・リース物件の取得価額相当額、減価償却累計額相当額及び年度末残高相当額 取得価額相当額 動産　11,585百万円 その他　1,170百万円 合計　12,755百万円 減価償却累計額相当額 動産　5,094百万円 その他　655百万円 合計　5,749百万円 年度末残高相当額 動産　6,491百万円 その他　514百万円 合計　7,006百万円 ・未経過リース料年度末残高相当額 １年内　2,270百万円 １年超　5,075百万円 合計　7,345百万円 ・支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　2,437百万円 減価償却費相当額　2,149百万円 支払利息相当額　269百万円 ・減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。

前連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)	当連結会計年度 (自　平成19年４月１日 至　平成20年３月31日)
(2) 貸手側 ・リース資産に含まれているリース物件の取得価額、減価償却累計額及び年度末残高 取得価額 動産　44,635百万円 その他　2,664百万円 合計　47,300百万円 減価償却累計額 動産　25,953百万円 その他　1,334百万円 合計　27,287百万円 年度末残高 動産　18,682百万円 その他　1,330百万円 合計　20,013百万円 ・未経過リース料年度末残高相当額 １年内　7,429百万円 １年超　13,610百万円 合計　21,039百万円 ・受取リース料、減価償却費及び受取利息相当額 受取リース料　8,756百万円 減価償却費　7,497百万円 受取利息相当額　1,085百万円 ・利息相当額の算定方法 リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。 ２　オペレーティング・リース取引 (1) 借手側 ・未経過リース料 １年内　11,315百万円 １年超　49,598百万円 合計　60,914百万円 (2) 貸手側 ・未経過リース料 １年内　456百万円 １年超　820百万円 合計　1,276百万円 なお、上記１、２に記載した貸手側の未経過リース料のうち3,552百万円を借用金等の担保に提供しております。	(2) 貸手側 ・リース資産に含まれているリース物件の取得価額、減価償却累計額及び年度末残高 取得価額 動産　43,843百万円 その他　3,099百万円 合計　46,943百万円 減価償却累計額 動産　26,493百万円 その他　1,560百万円 合計　28,054百万円 年度末残高 動産　17,350百万円 その他　1,539百万円 合計　18,889百万円 ・未経過リース料年度末残高相当額 １年内　7,484百万円 １年超　12,626百万円 合計　20,111百万円 ・受取リース料、減価償却費及び受取利息相当額 受取リース料　9,145百万円 減価償却費　7,866百万円 受取利息相当額　1,090百万円 ・利息相当額の算定方法 リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。 ２　オペレーティング・リース取引 (1) 借手側 ・未経過リース料 １年内　9,179百万円 １年超　52,368百万円 合計　61,548百万円 (2) 貸手側 ・未経過リース料 １年内　426百万円 １年超　454百万円 合計　880百万円 なお、上記１、２に記載した貸手側の未経過リース料のうち4,110百万円を借用金等の担保に提供しております。

(有価証券関係)

※1　連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券及び短期社債、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権等も含めて記載しております。

※2　「子会社株式及び関連会社株式で時価のあるもの」については、財務諸表における注記事項として記載しております。

Ⅰ　前連結会計年度

1　売買目的有価証券(平成19年3月31日現在)

	連結貸借対照表計上額(百万円)	当連結会計年度の損益に含まれた評価差額(百万円)
売買目的有価証券	1,134,408	410

2　満期保有目的の債券で時価のあるもの(平成19年3月31日現在)

	連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)	うち益(百万円)	うち損(百万円)
国債	629,762	621,717	△8,045	20	8,065
地方債	97,102	95,307	△1,794	—	1,794
社債	380,142	376,735	△3,406	—	3,406
その他	5,445	5,626	180	180	—
合計	1,112,452	1,099,387	△13,065	200	13,266

(注) 1　時価は、当連結会計年度末日における市場価格等に基づいております。
　　 2　「うち益」「うち損」はそれぞれ「差額」の内訳であります。

3　その他有価証券で時価のあるもの(平成19年3月31日現在)

	取得原価(百万円)	連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
株式	1,956,522	3,956,984	2,000,462	2,012,992	12,530
債券	8,481,502	8,324,135	△157,367	1,805	159,173
国債	7,150,787	7,010,301	△140,485	1,182	141,668
地方債	482,555	474,001	△8,554	119	8,674
社債	848,158	839,831	△8,327	503	8,830
その他	2,753,890	2,763,767	9,876	42,965	33,089
合計	13,191,915	15,044,886	1,852,971	2,057,764	204,792

(注) 1 連結貸借対照表計上額は、株式については主として当連結会計年度末前1カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。

2 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

3 その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を当連結会計年度の損失として処理(以下、「減損処理」という。)しております。当連結会計年度におけるこの減損処理額は7,239百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先　　時価が取得原価に比べて下落
要注意先　　時価が取得原価に比べて30%以上下落
正常先　　時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

4 当連結会計年度中に売却した満期保有目的の債券

該当ありません。

5 当連結会計年度中に売却したその他有価証券(自 平成18年4月1日 至 平成19年3月31日)

	売却額(百万円)	売却益の合計額(百万円)	売却損の合計額(百万円)
その他有価証券	21,535,631	89,428	141,143

6 時価評価されていない有価証券の主な内容及び連結貸借対照表計上額(平成19年3月31日現在)

	金額(百万円)
満期保有目的の債券	
売掛債権信託受益権等	5,422
その他有価証券	
非上場株式(店頭売買株式を除く)	451,487
非上場債券	2,846,521
非上場外国証券	593,724
その他	458,441

7　保有目的を変更した有価証券

該当ありません。

8　その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額(平成19年３月31日現在)

	１年以内(百万円)	１年超５年以内(百万円)	５年超10年以内(百万円)	10年超(百万円)
債券	3,564,060	4,284,554	2,346,081	2,082,953
国債	2,824,945	1,872,341	956,640	1,986,136
地方債	101,824	161,564	307,293	421
社債	637,290	2,250,648	1,082,146	96,396
その他	665,206	495,572	701,134	956,785
合計	4,229,267	4,780,127	3,047,215	3,039,739

Ⅱ　当連結会計年度

1　売買目的有価証券(平成20年３月31日現在)

	連結貸借対照表計上額(百万円)	当連結会計年度の損益に含まれた評価差額(百万円)
売買目的有価証券	1,072,123	576

2　満期保有目的の債券で時価のあるもの(平成20年３月31日現在)

	連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)	うち益(百万円)	うち損(百万円)
国債	614,281	625,028	10,747	12,035	1,287
地方債	97,311	98,903	1,591	1,591	―
社債	390,070	394,679	4,608	4,752	143
その他	9,178	8,985	△192	―	192
合計	1,110,841	1,127,597	16,755	18,379	1,623

(注) 1　時価は、当連結会計年度末日における市場価格等に基づいております。
　　2　「うち益」「うち損」はそれぞれ「差額」の内訳であります。

3　その他有価証券で時価のあるもの(平成20年３月31日現在)

	取得原価(百万円)	連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
株式	1,954,548	2,899,236	944,688	1,003,144	58,455
債券	9,864,226	9,731,333	△132,892	18,645	151,537
国債	8,858,182	8,725,667	△132,515	16,924	149,439
地方債	342,677	341,916	△760	308	1,069
社債	663,366	663,750	383	1,412	1,028
その他	5,293,304	5,235,965	△57,339	24,467	81,807
合計	17,112,078	17,866,535	754,456	1,046,257	291,800

(注) 1 連結貸借対照表計上額は、株式については主として当連結会計年度末前1カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。

2 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

3 その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を当連結会計年度の損失として処理(以下、「減損処理」という。)しております。当連結会計年度におけるこの減損処理額は95,618百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

4 当連結会計年度中に売却した満期保有目的の債券

該当ありません。

5 当連結会計年度中に売却したその他有価証券(自 平成19年4月1日 至 平成20年3月31日)

	売却額(百万円)	売却益の合計額(百万円)	売却損の合計額(百万円)
その他有価証券	35,015,598	145,044	33,514

6 時価評価されていない有価証券の主な内容及び連結貸借対照表計上額(平成20年3月31日現在)

	金額(百万円)
満期保有目的の債券	
売掛債権信託受益権等	11,672
その他有価証券	
非上場株式(店頭売買株式を除く)	369,488
非上場債券	2,822,613
非上場外国証券	724,537
その他	534,887

7　保有目的を変更した有価証券

該当ありません。

8　その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額(平成20年３月31日現在)

	１年以内(百万円)	１年超５年以内(百万円)	５年超10年以内(百万円)	10年超(百万円)
債券	2,571,380	7,669,222	1,675,020	1,739,846
国債	1,919,499	5,205,941	521,200	1,693,316
地方債	142,310	142,937	153,582	398
社債	509,570	2,320,343	1,000,238	46,131
その他	821,798	3,841,194	580,023	562,258
合計	3,393,179	11,510,417	2,255,044	2,302,105

(金銭の信託関係)

Ⅰ　前連結会計年度

1　運用目的の金銭の信託

該当ありません。

2　満期保有目的の金銭の信託

該当ありません。

3　その他の金銭の信託(運用目的及び満期保有目的以外の金銭の信託)(平成19年3月31日現在)

	取得原価(百万円)	連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
その他の金銭の信託	2,602	2,924	322	322	―

(注)1　連結貸借対照表計上額は、当連結会計年度末日における市場価格等に基づく時価により計上したものであります。

2　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

Ⅱ　当連結会計年度

1　運用目的の金銭の信託(平成20年3月31日現在)

	連結貸借対照表計上額(百万円)	当連結会計年度の損益に含まれた評価差額(百万円)
運用目的の金銭の信託	1,488	3

2　満期保有目的の金銭の信託

該当ありません。

3　その他の金銭の信託(運用目的及び満期保有目的以外の金銭の信託)(平成20年3月31日現在)

	取得原価(百万円)	連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
その他の金銭の信託	5,870	5,841	△29	―	29

(注)1　連結貸借対照表計上額は、当連結会計年度末日における市場価格等に基づく時価により計上したものであります。

2　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

(その他有価証券評価差額金)

I　前連結会計年度

○その他有価証券評価差額金(平成19年３月31日現在)

連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

	金額(百万円)
評価差額	1,853,366
その他有価証券	1,853,044
その他の金銭の信託	322
(△)繰延税金負債	580,788
その他有価証券評価差額金(持分相当額調整前)	1,272,578
(△)少数株主持分相当額	6,064
(+)持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	2,871
その他有価証券評価差額金	1,269,385

(注)　その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額(損益処理分を除く。)を含んでおります。

II　当連結会計年度

○その他有価証券評価差額金(平成20年３月31日現在)

連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

	金額(百万円)
評価差額	754,366
その他有価証券	754,396
その他の金銭の信託	△29
(△)繰延税金負債	196,546
その他有価証券評価差額金(持分相当額調整前)	557,819
(△)少数株主持分相当額	△1,319
(+)持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	△1,125
その他有価証券評価差額金	558,013

(注)　その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額(損益処理分を除く。)を含んでおります。

（デリバティブ取引関係）

Ⅰ　前連結会計年度(自　平成18年４月１日　至　平成19年３月31日)

1　取引の状況に関する事項

(1) 取引の内容

当行及び連結子会社で取扱っているデリバティブ取引には、先物外国為替取引、金利・通貨・株式・債券・商品に係る先物取引・先渡取引・スワップ取引・オプション取引等の各種デリバティブ取引及びクレジットデリバティブ取引・天候デリバティブ取引があります。

(2) 取引の利用目的、取組方針

当行では、お客様のヘッジニーズ、運用・調達ニーズの多様化・高度化に対応した金融商品を競争力ある価格で提供すること、預貸金業務や有価証券保有等に付随して発生する市場リスクをコントロールすること、また、積極的な市場取引の推進を通じて収益力の向上を図ることを目的として、デリバティブ取引を行っております。

金利・通貨等の相場の短期的な変動により利益を得ることを目的とするトレーディング取引については、東京及びニューヨーク・ロンドン・シンガポール・香港などの海外支店及び連結子会社に設置されたトレーディング担当部署が、一定の極度の範囲内で積極的かつ機動的に取引を行っております。

預貸金等の銀行業務に付随して発生する市場リスクの調整については、経営会議等で審議された方針に基づき、ALM担当部署がALMオペレーションとしてスワップ・金利先物取引等のデリバティブ取引を活用しております。これらALMオペレーションに係る取引のうち、ヘッジ目的の取引についてはヘッジ会計を適用しており、ヘッジ会計の方法としては繰延ヘッジ又は時価ヘッジを適用しております。

小口多数の金銭債権債務に対する金利リスクに係る包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に定められた要件を満たす繰延ヘッジを適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。また、その他有価証券のうちALM目的で保有する債券の相場変動を相殺する個別ヘッジについては時価ヘッジを適用しており、当該個別ヘッジに係る有効性の評価をしております。

異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替リスクに係る包括ヘッジについては、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号)に定められた要件に従い、ヘッジ手段である通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認の上、繰延ヘッジを適用しております。

連結子会社のうち、スワップハウス等の在外連結子会社におけるトレーディング担当部署でも、銀行本体に準じた目的・方針にて取引を行っております。上記連結子会社におけるトレーディング担当部署以外、及びその他の連結子会社におけるデリバティブ取引は、業務に付随して発生する市場リスクのコントロールを目的としております。

(3) 取引に係るリスクの内容

デリバティブ取引に係る主要なリスクとしては、市場の相場変動により保有するポートフォリオの価値が変動し損失が発生する「市場リスク」、取引相手の財務状態の悪化により契約が履行されなくなり損失を被る「信用リスク」、市場の流動性の低下により適正な価格で希望する量の取引が困難となる「市場流動性リスク」等があります。

特にデリバティブ取引には、リスク内容が複雑な取引、僅かな当初資金で多額の損益が発生する可能性を有する取引が存在することから、高度なリスク管理が求められております。

(4) 取引に係るリスクの管理体制

当行では、リスク管理を経営の重要課題の一つとして位置付け、リスクを経営体力比適正なレベルにコントロールした上で収益力の強化を図るという、「健全性の維持」と「収益力の向上」の双方にバランスのとれた経営を目指しております。実効性のあるリスク管理の実現のため、リスク管理に関する基本方針等については経営会議にて決定、取締役会の承認を得る体制としています。また、リスクの種類毎にリスク管理担当部署を定め、連結子会社を含めた各種リスクの管理を行っております。各リスク管理担当部署については業務担当部署から独立させる等、業務への十分な牽制が働くよう配慮しているほか、独立した監査担当部署が、業務の運営及びリスク管理の状況について監査を実施する体制としています。なお、デリバティブ取引を含む市場業務については、業務部門と事務部門・管理部門の分離により、取引の締結・執行、リスク量並びに損益について厳正なチェック機能が働く体制としております。

市場リスクには金利リスク、為替リスク等の種類がありますが、当行では高度な統計的手法を用いたVaR(バリュー・アット・リスク)により、予想される最大損失額を把握して統合的に管理しております。当行ではVaRの計測にヒストリカル・シミュレーション法を使用しております。

当行及び連結子会社の市場部門で保有する市場リスクの総量枠については、自己資本等の経営体力をもとに保守的に設定しています。また、政策投資株式に係る株価変動リスク等、市場部門以外の当行全体、及び主要連結子会社が保有する市場リスクについてもVaRを計測し、取締役会や経営会議にリスク状況が報告される体制としております。

信用リスクについては、時価ベースでの信用リスク額を定期的に算出し管理しています。相手方が、取引を頻繁に行う金融機関等である場合については、一括清算ネッティング契約等を締結する等、信用リスクを抑制する運営も行っております。

また、デリバティブ取引に係る市場流動性リスクの管理については、通貨・商品、取引期間等を特定した拠点別取引限度額を設定するとともに、金融先物取引等については、保有建玉を市場全体の未決済建玉残高の一定割合以内に限定しており、リスク管理担当部署で限度額遵守状況、市場動向等をモニタリングする体制としております。

2　取引の時価等に関する事項

(1) 金利関連取引(平成19年3月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち1年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	金利先物				
	売建	60,107,669	3,490,131	4,557	4,557
	買建	58,921,496	3,573,504	△3,229	△3,229
	金利オプション				
	売建	118,090	—	△20	△20
	買建	—	—	—	—
店頭	金利先渡契約				
	売建	400,000	—	278	278
	買建	11,162,242	125,008	△35	△35
	金利スワップ	445,980,360	333,375,893	57,865	57,865
	受取固定・支払変動	213,209,584	162,321,475	△292,629	△292,629
	受取変動・支払固定	212,831,815	156,705,543	342,376	342,376
	受取変動・支払変動	19,815,084	14,229,818	13,821	13,821
	金利スワップション				
	売建	3,163,737	1,550,186	△40,755	△40,755
	買建	3,380,799	2,002,072	61,695	61,695
	キャップ				
	売建	21,500,368	14,937,062	△27,574	△27,574
	買建	12,022,208	8,260,827	16,947	16,947
	フロアー				
	売建	842,962	709,538	△2,931	△2,931
	買建	3,569,523	2,042,491	1,342	1,342
	その他				
	売建	1,950,131	1,368,826	△11,465	△11,465
	買建	4,049,334	2,440,410	27,040	27,040
	合計	—	—	83,714	83,714

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2　時価の算定

取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデルにより算定しております。

(2) 通貨関連取引(平成19年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	通貨スワップ	20,642,016	12,660,562	42,400	55,914
	通貨スワップション				
	売建	866,633	863,798	3,489	3,487
	買建	896,229	890,206	4,146	4,149
	為替予約	61,062,144	5,056,679	△104,425	△104,425
	通貨オプション				
	売建	4,501,193	2,381,131	△159,703	△159,703
	買建	4,344,112	2,195,492	98,237	98,237
	合計	―	―	△115,854	△102,340

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの、又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。

2 時価の算定
割引現在価値やオプション価格計算モデルにより算定しております。

(3) 株式関連取引(平成19年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	株式指数先物				
	売建	12,542	―	△150	△150
	買建	19,646	―	403	403
店頭	有価証券店頭オプション				
	売建	17,000	17,000	587	587
	買建	252,092	105,043	△587	△587
	合計	―	―	252	252

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、オプション価格計算モデルにより算定しております。

(4) 債券関連取引(平成19年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	債券先物				
	売建	667,501	―	1,895	1,895
	買建	655,089	―	△1,680	△1,680
店頭	債券先渡契約				
	売建	―	―	―	―
	買建	69,970	65,498	1,575	1,575
	合計	―	―	1,791	1,791

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2　時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデルにより算定しております。

(5) 商品関連取引(平成19年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	商品先物				
	売建	237	―	△3	△3
	買建	359	―	6	6
	商品先物オプション				
	売建	949	―	△43	△43
	買建	949	―	43	43
店頭	商品スワップ				
	固定価格受取・変動価格支払	359,881	311,948	△69,212	△69,212
	変動価格受取・固定価格支払	259,581	209,132	157,000	157,000
	固定価格受取・固定価格支払	17,821	―	29	29
	商品オプション				
	売建	7,624	7,058	△945	△945
	買建	38,356	30,957	6,304	6,304
	合計	―	―	93,180	93,180

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2　時価の算定
取引所取引につきましては、ニューヨーク・マーカンタイル取引所等における最終の価格によっております。店頭取引につきましては、取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3　商品は燃料及び金属等に係るものであります。

(6) クレジットデリバティブ取引(平成19年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	クレジット・デフォルト・オプション				
	売建	1,322,651	1,295,611	2,628	2,628
	買建	1,514,279	1,509,279	△1,816	△1,816
	その他				
	売建	40	―	△3	△3
	買建	40	―	3	3
	合計	―	―	812	812

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2 時価の算定
割引現在価値やオプション価格計算モデルにより算定しております。
3 「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

Ⅱ　当連結会計年度(自　平成19年４月１日　至　平成20年３月31日)

1　取引の状況に関する事項

(1) 取引の内容

当行及び連結子会社で取扱っているデリバティブ取引には、先物外国為替取引、金利・通貨・株式・債券・商品に係る先物取引・先渡取引・スワップ取引・オプション取引等の各種デリバティブ取引及びクレジットデリバティブ取引・天候デリバティブ取引があります。

(2) 取引の利用目的、取組方針

当行では、お客様のヘッジニーズ、運用・調達ニーズの多様化・高度化に対応した金融商品を競争力ある価格で提供すること、預貸金業務や有価証券保有等に付随して発生する市場リスクをコントロールすること、また、積極的な市場取引の推進を通じて収益力の向上を図ることを目的として、デリバティブ取引を行っております。

金利・通貨等の相場の短期的な変動により利益を得ることを目的とするトレーディング取引については、東京及びニューヨーク・ロンドン・シンガポール・香港などの海外支店及び連結子会社に設置されたトレーディング担当部署が、一定の極度の範囲内で積極的かつ機動的に取引を行っております。

預貸金等の銀行業務に付随して発生する市場リスクの調整については、経営会議等で審議された方針に基づき、ALM担当部署がALMオペレーションとしてスワップ・金利先物取引等のデリバティブ取引を活用しております。これらALMオペレーションに係る取引のうち、ヘッジ目的の取引についてはヘッジ会計を適用しており、ヘッジ会計の方法としては繰延ヘッジを適用しております。

小口多数の金銭債権債務に対する金利リスクに係る包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に定められた要件を満たす繰延ヘッジを適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。

異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替リスクに係る包括ヘッジについては、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号)に定められた要件に従い、ヘッジ手段である通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認の上、繰延ヘッジを適用しております。

連結子会社のうち、スワップハウス等の在外連結子会社におけるトレーディング担当部署でも、銀行本体に準じた目的・方針にて取引を行っております。上記連結子会社におけるトレーディング担当部署以外、及びその他の連結子会社におけるデリバティブ取引は、業務に付随して発生する市場リスクのコントロールを目的としております。

(3) 取引に係るリスクの内容

デリバティブ取引に係る主要なリスクとしては、市場の相場変動により保有するポートフォリオの価値が変動し損失が発生する「市場リスク」、取引相手の財務状態の悪化により契約が履行されなくなり損失を被る「信用リスク」、市場の流動性の低下により適正な価格で希望する量の取引が困難となる「市場流動性リスク」等があります。

特にデリバティブ取引には、リスク内容が複雑な取引、僅かな当初資金で多額の損益が発生する可能性を有する取引が存在することから、高度なリスク管理が求められております。

(4) 取引に係るリスクの管理体制

当行では、リスク管理を経営の重要課題の一つとして位置付け、リスクを経営体力比適正なレベルにコントロールした上で収益力の強化を図るという、「健全性の維持」と「収益力の向上」の双方にバランスのとれた経営を目指しております。実効性のあるリスク管理の実現のため、リスク管理に関する基本方針等については経営会議にて決定、取締役会の承認を得る体制としております。また、リスクの種類毎にリスク管理担当部署を定め、連結子会社を含めた各種リスクの管理を行っております。各リスク管理担当部署については業務担当部署から独立させる等、業務への十分な牽制が働くよう配慮しているほか、独立した監査担当部署が、業務の運営及びリスク管理の状況について監査を実施する体制としております。なお、デリバティブ取引を含む市場業務については、業務部門と事務部門・管理部門の分離により、取引の締結・執行、リスク量並びに損益について厳正なチェック機能が働く体制としております。

市場リスクには金利リスク、為替リスク等の種類がありますが、当行では高度な統計的手法を用いたVaR(バリュー・アット・リスク)により、予想される最大損失額を把握して統合的に管理しております。当行ではVaRの計測にヒストリカル・シミュレーション法を使用しております。

当行及び連結子会社の市場部門で保有する市場リスクの総量枠については、自己資本等の経営体力をもとに保守的に設定しております。また、政策投資株式に係る株価変動リスク等、市場部門以外の当行全体、及び主要連結子会社が保有する市場リスクについてもVaRを計測し、取締役会や経営会議にリスク状況が報告される体制としております。

信用リスクについては、時価ベースでの信用リスク額を定期的に算出し管理しております。相手方が、取引を頻繁に行う金融機関等である場合については、一括清算ネッティング契約等を締結する等、信用リスクを抑制する運営も行っております。

また、デリバティブ取引に係る市場流動性リスクの管理については、通貨・商品、取引期間等を特定した拠点別取引限度額を設定するとともに、金融先物取引等については、保有建玉を市場全体の未決済建玉残高の一定割合以内に限定しており、リスク管理担当部署で限度額遵守状況、市場動向等をモニタリングする体制としております。

2　取引の時価等に関する事項

(1) 金利関連取引(平成20年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	金利先物				
	売建	28,529,253	1,219,498	△79,013	△79,013
	買建	31,429,238	2,102,835	84,575	84,575
	金利オプション				
	売建	411,164	―	△49	△49
	買建	411,164	―	51	51
店頭	金利先渡契約				
	売建	―	―	―	―
	買建	5,487,572	189,577	31	31
	金利スワップ	431,697,269	306,921,150	171,365	171,365
	受取固定・支払変動	204,294,602	148,030,995	1,948,325	1,948,325
	受取変動・支払固定	204,720,702	143,672,533	△1,770,095	△1,770,095
	受取変動・支払変動	22,565,295	15,101,309	△1,749	△1,749
	金利スワップション				
	売建	3,948,380	2,108,111	△62,141	△62,141
	買建	3,332,135	2,261,063	66,519	66,519
	キャップ				
	売建	31,659,913	20,654,248	△13,437	△13,437
	買建	15,801,704	9,592,055	7,195	7,195
	フロアー				
	売建	3,612,695	1,156,798	△10,171	△10,171
	買建	5,876,742	2,307,702	2,566	2,566
	その他				
	売建	2,366,908	1,161,375	△23,224	△23,224
	買建	4,965,301	3,143,768	59,900	59,900
	合計	―	―	204,166	204,166

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2　時価の算定
取引所取引につきましては、東京金融取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデルにより算定しております。

(2) 通貨関連取引(平成20年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	通貨スワップ	22,379,326	13,102,998	△43,029	160,284
	通貨スワップション				
	売建	829,741	824,731	△10,592	△10,592
	買建	930,422	908,013	27,161	27,161
	為替予約	56,365,694	5,744,295	140,221	140,221
	通貨オプション				
	売建	6,126,597	2,706,432	△289,853	△289,853
	買建	5,963,302	2,662,166	315,610	315,610
	合計	―	―	139,518	342,831

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの、又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
2　時価の算定
割引現在価値やオプション価格計算モデルにより算定しております。

(3) 株式関連取引(平成20年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	株式指数先物				
	売建	84,843	―	46	46
	買建	41,498	―	151	151
店頭	有価証券店頭オプション				
	売建	260,068	260,068	△32,730	△32,730
	買建	260,068	260,068	32,730	32,730
	合計	―	―	198	198

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2　時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、オプション価格計算モデルにより算定しております。

(4) 債券関連取引(平成20年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	債券先物				
	売建	1,658,060	―	184	184
	買建	1,635,163	―	△762	△762
	債券先物オプション				
	売建	―	―	―	―
	買建	14,500	―	65	65
店頭	債券先渡契約				
	売建	―	―	―	―
	買建	59,577	57,239	1,246	1,246
	債券店頭オプション				
	売建	240,000	―	△425	△425
	買建	240,000	―	975	975
	合計	―	―	1,283	1,283

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2　時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデルにより算定しております。

(5) 商品関連取引(平成20年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	商品先物				
	売建	―	―	―	―
	買建	208	―	2	2
店頭	商品スワップ				
	固定価格受取・変動価格支払	296,505	267,523	△137,666	△137,666
	変動価格受取・固定価格支払	220,340	193,772	213,001	213,001
	商品オプション				
	売建	18,211	7,165	△2,011	△2,011
	買建	38,455	26,786	6,595	6,595
	合計	―	―	79,921	79,921

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2　時価の算定
取引所取引につきましては、ニューヨーク・マーカンタイル取引所等における最終の価格によっております。店頭取引につきましては、取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3　商品は燃料及び金属等に係るものであります。

(6) クレジットデリバティブ取引(平成20年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	クレジット・デフォルト・オプション				
	売建	1,421,367	1,302,732	△39,531	△39,531
	買建	1,912,377	1,710,521	77,378	77,378
	その他				
	売建	10	―	△2	△2
	買建	10	―	2	2
	合計	―	―	37,846	37,846

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2 時価の算定
割引現在価値やオプション価格計算モデルにより算定しております。
3 「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

(退職給付関係)

1　採用している退職給付制度の概要

当行及び国内連結子会社は、確定給付型の制度として、確定給付企業年金制度、適格退職年金制度及び退職一時金制度を設けており、一部の国内連結子会社では、確定拠出年金制度のほか、総合設立型の厚生年金基金制度を設けております。また、従業員の退職等に際して割増退職金を支払う場合があります。

また、一部の在外連結子会社では、確定給付型の退職給付制度のほか、確定拠出型の退職給付制度を設けております。

なお、当行及び一部の国内連結子会社において退職給付信託を設定しております。

2　退職給付債務に関する事項

区分		前連結会計年度 (平成19年３月31日現在)	当連結会計年度 (平成20年３月31日現在)
		金額(百万円)	金額(百万円)
退職給付債務	(A)	△878,796	△884,401
年金資産	(B)	1,174,285	962,532
未積立退職給付債務	(C)＝(A)＋(B)	295,488	78,131
未認識数理計算上の差異	(D)	△82,985	153,671
未認識過去勤務債務	(E)	△47,855	△36,764
連結貸借対照表計上額の純額	(F)＝(C)＋(D)＋(E)	164,648	195,037
前払年金費用	(G)	178,030	212,121
退職給付引当金	(F)－(G)	△13,382	△17,084

(注) 1　一部の連結子会社は、退職給付債務の算定にあたり、簡便法を採用しております。

2　総合設立型の厚生年金基金制度に係る年金資産(掛金拠出割合按分額)は前連結会計年度6,441百万円であり、上記年金資産には含めておりません。

3　退職給付費用に関する事項

区分	前連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)	当連結会計年度 (自　平成19年４月１日 至　平成20年３月31日)
	金額(百万円)	金額(百万円)
勤務費用	18,062	17,669
利息費用	21,818	21,784
期待運用収益	△30,088	△32,201
数理計算上の差異の費用処理額	3,322	4,620
過去勤務債務の費用処理額	△11,104	△11,107
その他(臨時に支払った割増退職金等)	2,357	2,203
退職給付費用	4,368	2,970
退職給付信託返還益	△36,330	―
計	△31,961	2,970

(注) 1　簡便法を採用している連結子会社の退職給付費用は、主として「勤務費用」に含めて計上しております。
　　 2　確定拠出年金への掛金支払額は、「その他」に含めて計上しております。

4　退職給付債務等の計算の基礎に関する事項

区分	前連結会計年度 (平成19年３月31日現在)	当連結会計年度 (平成20年３月31日現在)
(1) 割引率	1.4%～2.5%	同左
(2) 期待運用収益率	0%～4.5%	同左
(3) 退職給付見込額の期間配分方法	期間定額基準	同左
(4) 過去勤務債務の額の処理年数	主として９年(その発生時の従業員の平均残存勤務期間内の一定の年数による定額法により損益処理することとしている)	同左
(5) 数理計算上の差異の処理年数	主として９年(各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数による定額法により按分した額を、それぞれ発生の翌連結会計年度から損益処理することとしている)	同左

(ストック・オプション等関係)

Ⅰ　前連結会計年度(自　平成18年4月1日　至　平成19年3月31日)

1　ストック・オプションにかかる当連結会計年度における費用計上額及び科目名

営業経費　　14百万円

2　ストック・オプションの内容、規模及びその変動状況

連結子会社である関西アーバン銀行

(1) ストック・オプションの内容

決議年月日	平成13年6月28日	平成14年6月27日	平成15年6月27日	平成16年6月29日
付与対象者の区分及び人数(人)	役職員　45	役職員　44	役職員　65	役職員　174
ストック・オプションの数(株)(注)	普通株式　238,000	普通株式　234,000	普通株式　306,000	普通株式　399,000
付与日	平成13年7月31日	平成14年7月31日	平成15年7月31日	平成16年7月30日
権利確定条件	付されていない	付されていない	付されていない	付されていない
対象勤務期間	定めがない	定めがない	定めがない	定めがない
権利行使期間	平成15年6月29日から 平成23年6月28日まで	平成16年6月28日から 平成24年6月27日まで	平成17年6月28日から 平成25年6月27日まで	平成18年6月30日から 平成26年6月29日まで

決議年月日	平成17年6月29日	平成18年6月29日	平成18年6月29日
付与対象者の区分及び人数(人)	役職員　183	取締役　9	取締役を兼務しない 執行役員　14 使用人　46
ストック・オプションの数(株)(注)	普通株式　464,000	普通株式　162,000	普通株式　115,000
付与日	平成17年7月29日	平成18年7月31日	平成18年7月31日
権利確定条件	付されていない	付されていない	付されていない
対象勤務期間	定めがない	定めがない	定めがない
権利行使期間	平成19年6月30日から 平成27年6月29日まで	平成20年6月30日から 平成28年6月29日まで	平成20年6月30日から 平成28年6月29日まで

(注)　株式数に換算して記載しております。

(2) ストック・オプションの規模及びその変動状況

ストック・オプションの数 (注)

決議年月日	平成13年6月28日	平成14年6月27日	平成15年6月27日	平成16年6月29日
権利確定前(株)				
前連結会計年度末	—	—	—	399,000
付与	—	—	—	—
失効	—	—	—	—
権利確定	—	—	—	399,000
未確定残	—	—	—	—
権利確定後(株)				
前連結会計年度末	220,000	204,000	282,000	—
権利確定	—	—	—	399,000
権利行使	46,000	30,000	26,000	36,000
失効	—	—	—	—
未行使残	174,000	174,000	256,000	363,000

決議年月日	平成17年6月29日	平成18年6月29日	平成18年6月29日
権利確定前(株)			
前連結会計年度末	464,000	—	—
付与	—	162,000	115,000
失効	—	—	—
権利確定	—	—	—
未確定残	464,000	162,000	115,000
権利確定後(株)			
前連結会計年度末	—	—	—
権利確定	—	—	—
権利行使	—	—	—
失効	—	—	—
未行使残	—	—	—

(注) 株式数に換算して記載しております。

単価情報

決議年月日	平成13年６月28日	平成14年６月27日	平成15年６月27日	平成16年６月29日
権利行使価格(円)	155	131	179	202
行使時平均株価(円)	488	489	486	487
付与日における 公正な評価単価(円)	—	—	—	—

決議年月日	平成17年６月29日	平成18年６月29日	平成18年６月29日
権利行使価格(円)	313	490	490
行使時平均株価(円)	—	—	—
付与日における 公正な評価単価(円)	—	138	138

(3) ストック・オプションの公正な評価単価の見積方法

当連結会計年度において付与されたストック・オプションについての公正な評価単価の見積方法は以下のとおりであります。

① 使用した評価技法　ブラック・ショールズ式

② 主な基礎数値及び見積方法

決議年月日	平成18年６月29日
株価変動性　　(注)１	38.84％
予想残存期間　(注)２	５年
予想配当　　　(注)３	４円／株
無リスク利子率　(注)４	1.40％

(注) 1　５年間(平成13年６月から平成18年６月まで)の株価実績に基づき算定しております。
2　十分なデータの蓄積がなく、合理的な見積りが困難であるため、権利行使期間の中間点において行使されるものと推定して見積っております。
3　平成18年３月期の配当実績によります。
4　予想残存期間に対応する期間に対応する国債の利回りであります。

(4) ストック・オプションの権利確定数の見積方法

基本的には、将来の失効数の合理的な見積りは困難であるため、実績の失効数のみ反映させる方法を採用しております。

Ⅱ 当連結会計年度(自 平成19年4月1日 至 平成20年3月31日)

1 ストック・オプションに係る当連結会計年度における費用計上額及び科目名

営業経費 29百万円

2 ストック・オプションの内容、規模及びその変動状況

連結子会社である関西アーバン銀行

(1) ストック・オプションの内容

決議年月日	平成13年6月28日	平成14年6月27日	平成15年6月27日	平成16年6月29日
付与対象者の区分及び人数(人)	役職員 45	役職員 44	役職員 65	役職員 174
ストック・オプションの数(株)(注)	普通株式 238,000	普通株式 234,000	普通株式 306,000	普通株式 399,000
付与日	平成13年7月31日	平成14年7月31日	平成15年7月31日	平成16年7月30日
権利確定条件	付されていない	付されていない	付されていない	付されていない
対象勤務期間	定めがない	定めがない	定めがない	定めがない
権利行使期間	平成15年6月29日から 平成23年6月28日まで	平成16年6月28日から 平成24年6月27日まで	平成17年6月28日から 平成25年6月27日まで	平成18年6月30日から 平成26年6月29日まで

決議年月日	平成17年6月29日	平成18年6月29日	平成18年6月29日	平成19年6月28日
付与対象者の区分及び人数(人)	役職員 183	取締役 9	取締役を兼務しない 執行役員 14 使用人 46	取締役 10
ストック・オプションの数(株)(注)	普通株式 464,000	普通株式 162,000	普通株式 115,000	普通株式 174,000
付与日	平成17年7月29日	平成18年7月31日	平成18年7月31日	平成19年7月31日
権利確定条件	付されていない	付されていない	付されていない	付されていない
対象勤務期間	定めがない	定めがない	定めがない	定めがない
権利行使期間	平成19年6月30日から 平成27年6月29日まで	平成20年6月30日から 平成28年6月29日まで	平成20年6月30日から 平成28年6月29日まで	平成21年6月29日から 平成29年6月28日まで

決議年月日	平成19年6月28日
付与対象者の区分及び人数(人)	取締役を兼務しない 執行役員 14 使用人 48
ストック・オプションの数(株)(注)	普通株式 112,000
付与日	平成19年7月31日
権利確定条件	付されていない
対象勤務期間	定めがない
権利行使期間	平成21年6月29日から 平成29年6月28日まで

(注) 株式数に換算して記載しております。

(2) ストック・オプションの規模及びその変動状況

ストック・オプションの数 (注)

決議年月日	平成13年6月28日	平成14年6月27日	平成15年6月27日	平成16年6月29日
権利確定前(株)				
前連結会計年度末	—	—	—	—
付与	—	—	—	—
失効	—	—	—	—
権利確定	—	—	—	—
未確定残	—	—	—	—
権利確定後(株)				
前連結会計年度末	174,000	174,000	256,000	363,000
権利確定	—	—	—	—
権利行使	52,000	16,000	26,000	33,000
失効	—	—	—	—
未行使残	122,000	158,000	230,000	330,000

決議年月日	平成17年6月29日	平成18年6月29日	平成18年6月29日	平成19年6月28日
権利確定前(株)				
前連結会計年度末	464,000	162,000	115,000	—
付与	—	—	—	174,000
失効	—	—	—	—
権利確定	464,000	—	—	—
未確定残	—	162,000	115,000	174,000
権利確定後(株)				
前連結会計年度末	—	—	—	—
権利確定	464,000	—	—	—
権利行使	13,000	—	—	—
失効	—	—	—	—
未行使残	451,000	—	—	—

決議年月日	平成19年6月28日
権利確定前(株)	
前連結会計年度末	—
付与	112,000
失効	—
権利確定	—
未確定残	112,000
権利確定後(株)	
前連結会計年度末	—
権利確定	—
権利行使	—
失効	—
未行使残	—

(注) 株式数に換算して記載しております。

単価情報

決議年月日	平成13年６月28日	平成14年６月27日	平成15年６月27日	平成16年６月29日
権利行使価格(円)	155	131	179	202
行使時平均株価(円)	415	358	360	380
付与日における公正な評価単価(円)	―	―	―	―

決議年月日	平成17年６月29日	平成18年６月29日	平成18年６月29日	平成19年６月28日
権利行使価格(円)	313	490	490	461
行使時平均株価(円)	335	―	―	―
付与日における公正な評価単価(円)	―	138	138	96

決議年月日	平成19年６月28日
権利行使価格(円)	461
行使時平均株価(円)	―
付与日における公正な評価単価(円)	96

(3) ストック・オプションの公正な評価単価の見積方法

当連結会計年度において付与されたストック・オプションについての公正な評価単価の見積方法は以下のとおりであります。

① 使用した評価技法　ブラック・ショールズ式

② 主な基礎数値及び見積方法

決議年月日	平成19年６月28日
株価変動性　　　(注)１	36.91％
予想残存期間　　(注)２	５年
予想配当　　　　(注)３	５円／株
無リスク利子率　(注)４	1.39％

(注) １　５年間(平成14年６月から平成19年６月まで)の株価実績に基づき算定しております。

２　十分なデータの蓄積がなく、合理的な見積りが困難であるため、権利行使期間の中間点において行使されるものと推定して見積っております。

３　平成19年３月期の配当実績によります。

４　予想残存期間に対応する期間に対応する国債の利回りであります。

(4) ストック・オプションの権利確定数の見積方法

基本的には、将来の失効数の合理的な見積りは困難であるため、実績の失効数のみ反映させる方法を採用しております。

（税効果会計関係）

前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）		当連結会計年度 （自　平成19年４月１日 至　平成20年３月31日）	
１　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳		１　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳	
繰延税金資産		繰延税金資産	
税務上の繰越欠損金	1,170,694百万円	税務上の繰越欠損金	863,235百万円
有価証券償却	280,821百万円	有価証券償却	323,645百万円
貸倒引当金	178,550百万円	貸倒引当金	194,822百万円
貸出金償却	101,611百万円	貸出金償却	104,712百万円
退職給付引当金	64,910百万円	退職給付引当金	55,051百万円
繰延ヘッジ損益	60,197百万円	繰延ヘッジ損益	51,192百万円
減価償却費	7,871百万円	減価償却費	6,990百万円
その他	68,953百万円	その他	92,216百万円
繰延税金資産小計	1,933,611百万円	繰延税金資産小計	1,691,865百万円
評価性引当額	△450,607百万円	評価性引当額	△479,076百万円
繰延税金資産合計	1,483,003百万円	繰延税金資産合計	1,212,788百万円
繰延税金負債		繰延税金負債	
その他有価証券評価差額金	△581,365百万円	その他有価証券評価差額金	△195,732百万円
レバレッジドリース	△60,724百万円	レバレッジドリース	△62,256百万円
退職給付信託設定益	△42,408百万円	退職給付信託設定益	△42,263百万円
退職給付信託返還有価証券	△20,312百万円	退職給付信託返還有価証券	△20,282百万円
子会社の留保利益金	△10,600百万円	子会社の留保利益金	△12,506百万円
その他	△12,679百万円	その他	△10,781百万円
繰延税金負債合計	△728,091百万円	繰延税金負債合計	△343,822百万円
繰延税金資産の純額	754,912百万円	繰延税金資産の純額	868,966百万円
２　当行の法定実効税率と税効果会計適用後の法人税等の負担率との間の差異の原因となった主な項目別の内訳		２　当行の法定実効税率と税効果会計適用後の法人税等の負担率との間の差異の原因となった主な項目別の内訳	
当行の法定実効税率	40.63%	当行の法定実効税率	40.63%
（調整）		（調整）	
評価性引当額	△7.49%	評価性引当額	2.04%
持分法投資損益	6.67%	持分法投資損益	2.38%
その他	△1.66%	受取配当金益金不算入	△1.16%
税効果会計適用後の法人税等の負担率	38.15%	その他	△1.72%
		税効果会計適用後の法人税等の負担率	42.17%

(セグメント情報)

【事業の種類別セグメント情報】

Ⅰ　前連結会計年度(自　平成18年４月１日　至　平成19年３月31日)

	銀行業 (百万円)	その他事業 (百万円)	計 (百万円)	消去又は 全社 (百万円)	連結 (百万円)
Ⅰ　経常収益					
(1) 外部顧客に対する経常収益	2,703,350	222,314	2,925,665	―	2,925,665
(2) セグメント間の内部経常収益	41,240	159,278	200,519	(200,519)	―
計	2,744,591	381,592	3,126,184	(200,519)	2,925,665
経常費用	1,995,960	391,682	2,387,642	(178,675)	2,208,967
経常利益(△は経常損失)	748,631	△10,089	738,541	(21,844)	716,697
Ⅱ　資産、減価償却費、減損損失及び資本的支出					
資産	97,506,519	4,297,619	101,804,138	(3,233,500)	98,570,638
減価償却費	58,461	10,296	68,758	―	68,758
減損損失	4,661	89	4,750	―	4,750
資本的支出	213,429	12,269	225,698	―	225,698

(注) 1　事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) その他事業……リース、証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3　連結財務諸表作成のための基本となる重要な事項(8)に記載のとおり、役員退職慰労金は、従来は支出時に費用処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金に関する監査上の取扱い」(日本公認会計士協会　監査第一委員会報告第42号　昭和57年９月21日)が一部改正され、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」(日本公認会計士協会　監査・保証実務委員会報告第42号)が平成19年４月13日付けで公表されたことを踏まえ、役員に対する退職慰労金の支給見積額を当該役員の在任期間にわたり費用配分することで期間損益の適正化を図るために、当連結会計年度より役員退職慰労引当金を計上しております。この結果、従来の方法によった場合に比べ、「経常利益」は「銀行業」について5,397百万円、「その他事業」について836百万円それぞれ減少しております。

なお、上記改正は平成19年４月13日に公表されたため、当中間連結会計期間は従来の方法によっております。従って、当中間連結会計期間は変更後の方法によった場合に比べ、「経常利益」は「銀行業」について4,556百万円、「その他事業」について1,136百万円それぞれ多く計上されております。

4　連結財務諸表作成のための基本となる重要な事項の変更　金融商品に関する会計基準　に記載のとおり、「金融商品に係る会計基準」(企業会計審議会　平成11年１月22日)が平成18年８月11日付けで一部改正され(「金融商品に関する会計基準」企業会計基準第10号)、改正会計基準の公表日以後終了する連結会計年度から適用されることになったことに伴い、当連結会計年度から改正会計基準を適用し、社債は償却原価法(定額法)に基づいて算定された価額をもって連結貸借対照表価額としております。これにより、従来の方法に比べ「資産」が「銀行業」について2,308百万円減少しております。

Ⅱ　当連結会計年度(自　平成19年４月１日　至　平成20年３月31日)

	銀行業 (百万円)	その他事業 (百万円)	計 (百万円)	消去又は 全社 (百万円)	連結 (百万円)
Ⅰ　経常収益					
(1) 外部顧客に対する経常収益	3,210,194	200,858	3,411,052	―	3,411,052
(2) セグメント間の内部経常収益	34,804	177,796	212,601	(212,601)	―
計	3,244,999	378,655	3,623,654	(212,601)	3,411,052
経常費用	2,503,260	371,125	2,874,385	(198,290)	2,676,094
経常利益	741,739	7,530	749,269	(14,310)	734,958
Ⅱ　資産、減価償却費、減損損失及び資本的支出					
資産	107,248,284	4,924,773	112,173,058	(3,535,266)	108,637,791
減価償却費	62,931	9,538	72,469	―	72,469
減損損失	4,740	69	4,810	―	4,810
資本的支出	97,916	11,391	109,307	―	109,307

(注)１　事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

２　各事業の主な内容

(1) 銀行業…………銀行業

(2) その他事業……リース、証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

３　連結財務諸表作成のための基本となる重要な事項　４　会計処理基準に関する事項(10)に記載のとおり、負債計上を中止した預金の預金者への払戻については、従来は払戻時に損失処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」(日本公認会計士協会　監査・保証実務委員会報告第42号)が平成19年４月13日付で公表されたことを踏まえ、当連結会計年度より過去の払戻実績に基づく将来の払戻損失見込額を引き当てる方法に変更しております。この結果、従来の方法によった場合に比べ、「経常利益」は「銀行業」について10,417百万円減少しております。

【所在地別セグメント情報】

Ⅰ　前連結会計年度(自　平成18年４月１日　至　平成19年３月31日)

	日本 (百万円)	米州 (百万円)	欧州・ 中近東 (百万円)	アジア・ オセアニア (百万円)	計 (百万円)	消去又は 全社 (百万円)	連結 (百万円)
Ⅰ　経常収益							
(1) 外部顧客に対する経常収益	2,264,966	247,097	204,154	209,446	2,925,665	―	2,925,665
(2) セグメント間の内部経常収益	101,338	46,792	10,041	58,337	216,510	(216,510)	―
計	2,366,304	293,890	214,196	267,783	3,142,175	(216,510)	2,925,665
経常費用	1,804,501	220,109	177,401	199,734	2,401,746	(192,778)	2,208,967
経常利益	561,803	73,781	36,794	68,049	740,428	(23,731)	716,697
Ⅱ　資産	87,331,277	5,771,560	3,189,223	4,471,302	100,763,363	(2,192,724)	98,570,638

(注) 1　当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州・中近東」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

3　連結財務諸表作成のための基本となる重要な事項(8)に記載のとおり、役員退職慰労金は、従来は支出時に費用処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金に関する監査上の取扱い」(日本公認会計士協会　監査第一委員会報告第42号　昭和57年９月21日)が一部改正され、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」(日本公認会計士協会　監査・保証実務委員会報告第42号)が平成19年４月13日付けで公表されたことを踏まえ、役員に対する退職慰労金の支給見積額を当該役員の在任期間にわたり費用配分することで期間損益の適正化を図るために、当連結会計年度より役員退職慰労引当金を計上しております。この結果、従来の方法によった場合に比べ、「経常利益」は「日本」について6,233百万円減少しております。

なお、上記改正は平成19年４月13日に公表されたため、当中間連結会計期間は従来の方法によっております。従って、当中間連結会計期間は変更後の方法によった場合に比べ、「経常利益」は「日本」について5,693百万円多く計上されております。

4　連結財務諸表作成のための基本となる重要な事項の変更　金融商品に関する会計基準　に記載のとおり、「金融商品に係る会計基準」(企業会計審議会　平成11年１月22日)が平成18年８月11日付けで一部改正され(「金融商品に関する会計基準」企業会計基準第10号)、改正会計基準の公表日以後終了する連結会計年度から適用されることになったことに伴い、当連結会計年度から改正会計基準を適用し、社債は償却原価法(定額法)に基づいて算定された価額をもって連結貸借対照表価額としております。これにより、従来の方法に比べ「資産」が「日本」について2,266百万円、「米州」について41百万円それぞれ減少しております。

Ⅱ　当連結会計年度(自　平成19年４月１日　至　平成20年３月31日)

	日本(百万円)	米州(百万円)	欧州・中近東(百万円)	アジア・オセアニア(百万円)	計(百万円)	消去又は全社(百万円)	連結(百万円)
Ⅰ　経常収益							
(1) 外部顧客に対する経常収益	2,727,441	257,389	248,304	177,917	3,411,052	―	3,411,052
(2) セグメント間の内部経常収益	125,780	59,401	11,043	37,541	233,766	(233,766)	―
計	2,853,221	316,790	259,347	215,459	3,644,819	(233,766)	3,411,052
経常費用	2,279,552	214,985	248,377	150,159	2,893,074	(216,979)	2,676,094
経常利益	573,669	101,805	10,970	65,300	751,745	(16,786)	734,958
Ⅱ　資産	93,747,448	7,514,381	4,864,317	5,413,750	111,539,897	(2,902,106)	108,637,791

(注) 1　当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州・中近東」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

3　連結財務諸表作成のための基本となる重要な事項　4　会計処理基準に関する事項(10)に記載のとおり、負債計上を中止した預金の預金者への払戻については、従来は払戻時に損失処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」(日本公認会計士協会　監査・保証実務委員会報告第42号)が平成19年４月13日付で公表されたことを踏まえ、当連結会計年度より過去の払戻実績に基づく将来の払戻損失見込額を引き当てる方法に変更しております。この結果、従来の方法によった場合に比べ、「経常利益」は「日本」について10,417百万円減少しております。

【海外経常収益】

Ⅰ　前連結会計年度(自　平成18年４月１日　至　平成19年３月31日)

	金額(百万円)
Ⅰ　海外経常収益	660,698
Ⅱ　連結経常収益	2,925,665
Ⅲ　海外経常収益の連結経常収益に占める割合(％)	22.6

(注) １　一般企業の海外売上高に代えて、海外経常収益を記載しております。
　２　海外経常収益は、当行の海外店取引、並びに在外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

Ⅱ　当連結会計年度(自　平成19年４月１日　至　平成20年３月31日)

	金額(百万円)
Ⅰ　海外経常収益	683,611
Ⅱ　連結経常収益	3,411,052
Ⅲ　海外経常収益の連結経常収益に占める割合(％)	20.0

(注) １　一般企業の海外売上高に代えて、海外経常収益を記載しております。
　２　海外経常収益は、当行の海外店取引、並びに在外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

【関連当事者との取引】

Ⅰ　前連結会計年度(自　平成18年４月１日　至　平成19年３月31日)

関連当事者との取引について記載すべき重要なものはありません。

Ⅱ　当連結会計年度(自　平成19年４月１日　至　平成20年３月31日)

関連当事者との取引について記載すべき重要なものはありません。

(開示対象特別目的会社関係)

Ⅰ　当連結会計年度(自　平成19年４月１日　至　平成20年３月31日)

1　開示対象特別目的会社の概要及び開示対象特別目的会社を利用した取引の概要

当行は、顧客から売掛債権の金銭債権買取業務等を行う特別目的会社(ケイマン法人及び有限責任中間法人等の形態によっております。)14社に係る借入及びコマーシャル・ペーパーでの資金調達に関し、貸出金、信用枠及び流動性枠を供与しております。

特別目的会社14社の直近の決算日における資産総額(単純合算)は3,219,524百万円、負債総額(単純合算)は3,219,835百万円であります。なお、いずれの特別目的会社についても、当行は議決権のある株式等は有しておらず、役員や従業員の派遣もありません。

2　当連結会計年度における特別目的会社との取引金額等

(金額単位　百万円)

	主な取引の当連結会計年度末残高(平成20年３月31日現在)	主な損益(自　平成19年４月１日　至　平成20年３月31日)	
		(項目)	(金額)
貸出金	1,803,952	貸出金利息	25,194
信用枠	905,533	役務取引等収益	2,509
流動性枠	326,074	―	―

（企業結合等関係）

Ⅰ　前連結会計年度（自　平成18年４月１日　至　平成19年３月31日）

（子会社の企業結合関係）

1　子会社を含む結合当事企業の名称及びその事業の内容、企業結合を行った主な理由、企業結合日並びに法的形式を含む企業結合の概要

(1) 子会社を含む結合当事企業の名称及びその事業の内容

株式会社三井住友フィナンシャルグループ（事業の内容：銀行持株会社）

SMBCフレンド証券株式会社（事業の内容：証券業）

(2) 企業結合を行った主な理由

わが国の金融市場の正常化に伴い、個人の家計金融資産動向は「貯蓄」から「投資」へのトレンドを一段と明確化させており、今後も個人における資産運用ニーズはますます多様化していくことが見込まれております。また個人投資家の金融知識の一段の向上とアセットアロケーションを通じたポートフォリオマネジメントへの関心の高まりにより、新たな資産運用ビジネスが広まっていくものと考えております。これらを背景に、当行の親会社である株式会社三井住友フィナンシャルグループは、銀行と証券との間のシナジー極大化を追求する、従来型のビジネスモデルとは一線を画した真の「銀・証融合ビジネスモデル」の構築を推進するため、SMBCフレンド証券株式会社を完全子会社化することによりグループ連携を一段と強化しグループ全体の企業価値の向上に努めることといたしました。

(3) 企業結合日

平成18年９月１日

(4) 法的形式を含む企業結合の概要

当行の親会社である株式会社三井住友フィナンシャルグループは、株式交換により当行の子会社であったSMBCフレンド証券株式会社を完全子会社といたしました。

2　実施した会計処理の概要

(1) 個別財務諸表上の会計処理

株式会社三井住友フィナンシャルグループ株式の取得原価は、株式交換直前のSMBCフレンド証券株式会社株式の帳簿価額に基づいて算定しており、交換損益の計上はありません。

(2) 連結財務諸表上の会計処理

SMBCフレンド証券株式会社への投資の修正額は取り崩し、「連結子会社の減少に伴う減少」として利益剰余金を減少させております。

3　事業の種類別セグメントにおいて、当該子会社が含まれていた事業区分

その他事業

4　当連結会計年度の連結損益計算書に計上されている当該子会社に係る損益の概算額

経常収益　　27,565百万円

経常利益　　 8,955百万円

Ⅱ　当連結会計年度(自　平成19年４月１日　至　平成20年３月31日)

企業結合等関係について記載すべき重要なものはありません。

（1株当たり情報）

		前連結会計年度 （自　平成18年4月1日 至　平成19年3月31日）	当連結会計年度 （自　平成19年4月1日 至　平成20年3月31日）
1株当たり純資産額	円	67,823.69	60,442.81
1株当たり当期純利益	円	7,072.09	6,132.91
潜在株式調整後 1株当たり当期純利益	円	7,012.46	6,132.75

（注）1　「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号　平成14年9月25日）が平成18年1月31日付で改正され、会社法施行日以後終了する連結会計年度から適用されることになったことに伴い、前連結会計年度から同適用指針を適用し、1株当たり純資産額は「繰延ヘッジ損益」を含めて算出しております。これにより、従来の方法に比べ前連結会計年度の1株当たり純資産額は1,553円91銭減少しております。

2　1株当たり当期純利益及び潜在株式調整後1株当たり当期純利益の算定上の基礎は、次のとおりであります。

		前連結会計年度 （自　平成18年4月1日 至　平成19年3月31日）	当連結会計年度 （自　平成19年4月1日 至　平成20年3月31日）
1株当たり当期純利益			
当期純利益	百万円	401,795	351,820
普通株主に帰属しない金額	百万円	6,195	6,195
（うち優先配当額）	百万円	6,195	6,195
普通株式に係る当期純利益	百万円	395,600	345,625
普通株式の期中平均株式数	千株	55,938	56,355
潜在株式調整後1株当たり当期純利益			
当期純利益調整額	百万円	△12	△9
（うち連結子会社及び 持分法適用関連会社発行の 新株予約権）	百万円	△12	△9
普通株式増加数	千株	473	—
（うち優先株式）	千株	473	—
希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含めなかった潜在株式の概要		――――――	――――――

3　1株当たり純資産額の算定上の基礎は、次のとおりであります。

		前連結会計年度末 （平成19年3月31日）	当連結会計年度末 （平成20年3月31日）
純資産の部の合計額	百万円	5,412,458	5,080,747
純資産の部の合計額から控除する金額	百万円	1,590,196	1,674,441
（うち優先株式）	百万円	210,003	210,003
（うち優先配当額）	百万円	—	3,097
（うち新株予約権）	百万円	14	43
（うち少数株主持分）	百万円	1,380,179	1,461,297
普通株式に係る期末の純資産額	百万円	3,822,261	3,406,305
1株当たり純資産額の算定に用いられた期末の普通株式の数	千株	56,355	56,355

(重要な後発事象)

<table>
<tr><th>前連結会計年度
(自　平成18年４月１日
至　平成19年３月31日)</th><th>当連結会計年度
(自　平成19年４月１日
至　平成20年３月31日)</th></tr>
<tr><td>―――――</td><td>
１　当行は、平成20年４月28日開催の取締役会において、当行保有の海外特別目的子会社が発行した優先出資証券を償還することを決議いたしました。償還される優先出資証券の概要は次のとおりであります。
(1) 発行体
SB Treasury Company L.L.C.
(2) 発行証券の種類
配当非累積的永久優先出資証券
(3) 償還総額
1,800百万米ドル
(4) 償還予定日
平成20年６月30日
(5) 償還理由
任意償還期日の到来による
２　当行は、平成20年４月28日開催の取締役会において、海外特別目的子会社による優先出資証券を発行することとし、かかる優先出資証券の発行を目的とする100%出資子会社SMBC Preferred Capital USD 2 Limitedを英国領ケイマン諸島に設立することを決議し、平成20年５月12日付で同社普通株式への払込みを完了いたしました。
　発行した優先出資証券の概要は次のとおりであります。
<table>
<tr><td rowspan="2">発行体</td><td>SMBC Preferred Capital USD 2 Limited</td></tr>
<tr><td>英国領ケイマン諸島に新たに設立した、当行が議決権を100%保有する海外特別目的子会社</td></tr>
<tr><td rowspan="2">証券の種類</td><td>米ドル建配当非累積的永久優先出資証券</td></tr>
<tr><td>当行普通株式への交換権は付与されません</td></tr>
<tr><td>発行総額</td><td>1,800百万米ドル</td></tr>
<tr><td>配当率</td><td>年8.75%(固定)</td></tr>
<tr><td>発行価格</td><td>１証券あたり１千米ドル</td></tr>
<tr><td>資金使途</td><td>当行に対する永久劣後特約付貸付金に充当</td></tr>
<tr><td>優先順位</td><td>本優先出資証券は、残余財産分配請求権において、当行が発行する優先株式と実質的に同順位</td></tr>
<tr><td>発行形態</td><td>SMFG Preferred Capital USD 2 Limitedに対して全額割り当てる</td></tr>
<tr><td>上場</td><td>非上場</td></tr>
<tr><td>払込日</td><td>平成20年５月12日</td></tr>
</table>
</td></tr>
</table>

⑤ 【連結附属明細表】

【社債明細表】

会社名	銘柄	発行年月日	前期末残高(百万円)	当期末残高(百万円)	利率(%)(注)1	担保	償還期限
当行	第5回2号無担保社債(社債間限定同順位特約付) (注)3	平成12年5月12日	20,000 [20,000]	—	—	—	—
	第7回無担保変動利付社債(社債間限定同順位特約付)	平成13年3月19日	20,000	20,000	1.428	なし	平成25年3月19日
	第12回～第21回無担保社債(社債間限定同順位特約付) (注)3	平成14年4月～平成16年7月	975,156 [385,500]	588,069 [389,700]	0.52～0.95	なし	平成20年4月～平成21年7月
	第22回～第25回無担保変動利付社債(社債間限定同順位特約付)	平成16年8月～平成16年9月	65,000	65,000	1.164～1.935	なし	平成26年9月～平成28年9月
	第26回期限前償還条項付無担保社債(社債間限定同順位特約付)	平成16年9月30日	17,000	17,000	2.60	なし	平成36年9月27日
	第27回、第31回、第33回期限前償還条項付無担保変動利付社債(社債間限定同順位特約付)	平成16年10月～平成17年10月	45,000	45,000	1.667～2.219	なし	平成31年10月～平成37年5月
	第28回～第30回、第32回、第34回～第42回無担保社債(社債間限定同順位特約付)	平成16年10月～平成20年1月	549,904	749,908	0.61～1.60	なし	平成21年10月～平成25年1月
	2012年3月6日～2037年2月13日満期ユーロ円建社債	平成12年3月～平成19年2月	38,900	26,900	0.10～5.48686	なし	平成24年3月～平成49年2月
	第1回2号無担保社債(劣後特約付)	平成12年8月2日	50,000	50,000	2.33	なし	平成22年9月20日
	第2回～第11回無担保社債(劣後特約付)	平成12年6月～平成19年12月	469,880	549,873	1.71～2.62	なし	平成22年6月～平成29年12月
	2012年5月12日～2035年6月29日満期ユーロ円建社債(劣後特約付)	平成13年11月～平成20年3月	216,100	319,400	0.92～2.97	なし	平成24年5月～平成47年6月
	ユーロ円建永久社債(劣後特約付)	平成14年10月～平成18年6月	515,200	494,100	1.258～2.99875	なし	定めず
	2011年11月21日～2012年6月15日満期米ドル建社債(劣後特約付) (注)4	平成13年11月～平成14年6月	91,360 (773,647千$)	77,518 (773,715千$)	5.93～8.00	なし	平成23年11月～平成24年6月
	米ドル建永久社債(劣後特約付) (注)4	平成15年8月～平成17年7月	259,101 (2,194,100千$)	219,896 (2,194,794千$)	5.625～8.15	なし	定めず
	英ポンド建永久社債(劣後特約付) (注)4	平成15年12月30日	2,782 (12,000千英ポンド)	2,402 (12,000千英ポンド)	6.98	なし	定めず
	ユーロ建永久社債(劣後特約付) (注)4	平成17年7月22日	109,261 (694,207千ユーロ)	109,889 (694,888千ユーロ)	4.375	なし	定めず
	2014年10月27日満期ユーロ建社債(劣後特約付) (注)4	平成16年7月27日	196,341 (1,247,482千ユーロ)	197,436 (1,248,489千ユーロ)	4.375	なし	平成26年10月27日
＊1	連結子会社普通社債 (注)2,3	平成12年3月～平成18年6月	10,304 [1,002]	7,944	0.44312～3.00	なし	平成21年7月～平成27年3月
＊2	連結子会社普通社債 (注)2,3,4	平成9年9月～平成11年5月	2,382 (20,000千$) [1,191]	1,141 (10,000千$)	7.00	なし	平成21年5月11日
＊3	連結子会社普通社債 (注)2,3,4	平成17年10月4日	1,866 (8,000千英ポンド)	1,811 (8,000千英ポンド) [1,811]	3.95	なし	平成20年10月6日
＊4	連結子会社社債(劣後特約付) (注)2,3	平成7年6月～平成20年3月	155,694 [500]	160,725 [5,000]	1.45～4.95	なし	平成20年9月～定めず
＊5	連結子会社社債(劣後特約付) (注)2,4	平成11年6月18日	118,090 (1,000,000千$)	100,190 (1,000,000千$)	8.50	なし	平成21年6月15日
＊6	連結子会社短期社債 (注)2,3	平成19年3月	3,500 [3,500]	—	—	—	—
合計		—	3,932,825	3,804,208	—	—	—

(注)1 「利率」欄には、それぞれの社債において連結会社の各決算日現在で適用されている表面利率を記載しており
ます。従って、実質的な資金調達コストとは異なる場合があります。
2 ＊1は、在外連結子会社SMBC Capital Markets, Inc.及びSumitomo Mitsui Finance Australia Limitedの発行した普通社債のうち円建てで発行しているものをまとめて記載しております。
＊2は、在外連結子会社SMBC Capital Markets, Inc.の発行した普通社債のうち米ドル建てで発行しているものをまとめて記載しております。
＊3は、在外連結子会社SMBC Capital Markets, Inc.の発行した英ポンド建て普通社債であります。
＊4は、在外連結子会社SMBC International Finance N.V. 、Sakura Finance(Cayman) Limited及び国内連結子会社株式会社関西アーバン銀行、株式会社みなと銀行の発行した永久劣後社債及び期限付劣後社債のうち円建てで発行しているものをまとめて記載しております。
＊5は、在外連結子会社SMBC International Finance N.V. の発行した米ドル建て期限付劣後社債であります。
＊6は、国内連結子会社SMBCファイナンスサービス株式会社の発行した短期社債であります。
3 「前期末残高」、「当期末残高」欄の[ ]書きは、1年以内に償還が予定されている金額であります。
4 「前期末残高」、「当期末残高」欄の( )書きは、外貨建てによる金額であります。
5 連結会社の各決算日後5年内における償還予定額は以下のとおりであります。

1年以内 (百万円)	1年超 2年以内 (百万円)	2年超 3年以内 (百万円)	3年超 4年以内 (百万円)	4年超 5年以内 (百万円)
396,511	527,884	302,552	256,304	335,142

【借入金等明細表】

区分	前期末残高(百万円)	当期末残高(百万円)	平均利率(%)	返済期限
借用金	2,034,633	2,742,166	1.46	―
借入金	2,034,633	2,742,166	1.46	平成20年1月～定めず
1年以内に返済予定のリース債務	―	―	―	―
リース債務(1年以内に返済予定のものを除く。)	―	―	―	―

(注) 1 「平均利率」は、連結会社の各決算日現在の「利率」及び「当期末残高」により算出(加重平均)しております。

2 連結会社の各決算日後5年内における借入金の返済予定額は次のとおりであります。

	1年以内	1年超2年以内	2年超3年以内	3年超4年以内	4年超5年以内
借入金(百万円)	1,919,681	84,773	95,967	62,584	98,988

銀行業は、預金の受入れ、コール・手形市場からの資金の調達・運用等を営業活動として行っているため、借入金等明細表については連結貸借対照表中「負債の部」の「借用金」勘定の内訳を記載しております。

(2) 【その他】

該当ありません。

2 【財務諸表等】

(1) 【財務諸表】

① 【貸借対照表】

		前事業年度 (平成19年３月31日現在)		当事業年度 (平成20年３月31日現在)	
区分	注記番号	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
(資産の部)					
現金預け金	※9	3,999,561	4.37	4,948,530	4.95
現金		1,011,068		1,108,973	
預け金		2,988,492		3,839,557	
コールローン		1,003,796	1.10	362,988	0.36
買現先勘定		39,725	0.04	328,544	0.33
債券貸借取引支払保証金		2,213,314	2.42	1,900,294	1.90
買入手形		2,861	0.00	11,094	0.01
買入金銭債権	※9	333,524	0.36	447,538	0.45
特定取引資産	※9	2,914,023	3.18	3,638,676	3.64
商品有価証券		11,683		180,211	
商品有価証券派生商品		373		3,026	
特定取引有価証券派生商品		2,344		10,440	
特定金融派生商品		1,802,957		2,560,627	
その他の特定取引資産		1,096,664		884,370	
金銭の信託		2,924	0.00	7,329	0.01
有価証券	※9	20,060,873	21.92	22,758,241	22.75
国債	※3	6,927,353		8,799,249	
地方債		520,708		331,178	
社債	※16	3,831,945		3,506,181	
株式	※1,2,3	4,830,277		3,668,150	
その他の証券	※2	3,950,589		6,453,481	
貸出金	※4,5,6,7,9,10	53,756,440	58.73	56,957,813	56.94
割引手形	※8	377,183		297,628	
手形貸付		3,048,905		2,553,357	
証書貸付		41,044,903		44,387,166	
当座貸越		9,285,448		9,719,661	
外国為替		835,617	0.91	836,917	0.84
外国他店預け		67,146		59,635	
外国他店貸		120,758		182,703	
買入外国為替	※8	451,156		430,018	
取立外国為替		196,555		164,560	
その他資産		1,442,066	1.58	2,196,999	2.19
未決済為替貸		7,118		5,204	
前払費用		7,205		6,739	
未収収益		223,270		227,458	
先物取引差入証拠金		2,241		9,312	
先物取引差金勘定		―		418	
金融派生商品		671,723		1,363,966	
その他の資産	※9	530,507		583,900	

		前事業年度 (平成19年３月31日現在)		当事業年度 (平成20年３月31日現在)	
区分	注記番号	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
有形固定資産	※11, 12, 13	678, 581	0. 74	676, 072	0. 67
建物		179, 974		185, 936	
土地		427, 642		421, 763	
建設仮勘定		699		1, 048	
その他の有形固定資産		70, 265		67, 323	
無形固定資産		87, 615	0. 10	106, 469	0. 11
ソフトウェア		79, 269		98, 159	
その他の無形固定資産		8, 345		8, 310	
繰延税金資産		743, 605	0. 81	823, 251	0. 82
支払承諾見返		4, 177, 816	4. 56	4, 665, 062	4. 66
貸倒引当金		△677, 573	△0. 74	△620, 004	△0. 62
投資損失引当金		△77, 547	△0. 08	△12, 801	△0. 01
資産の部合計		91, 537, 228	100. 00	100, 033, 020	100. 00

		前事業年度 (平成19年３月31日現在)		当事業年度 (平成20年３月31日現在)	
区分	注記 番号	金額(百万円)	構成比 (%)	金額(百万円)	構成比 (%)
(負債の部)					
預金		66,235,002	72.36	66,417,260	66.40
当座預金		6,446,764		5,939,253	
普通預金		31,725,023		31,933,316	
貯蓄預金		840,465		765,147	
通知預金		4,969,463		4,247,784	
定期預金		19,001,432		19,481,091	
定期積金		48		46	
その他の預金		3,251,804		4,050,619	
譲渡性預金		2,574,335	2.81	2,965,574	2.96
コールマネー	※９	2,291,128	2.50	2,656,142	2.66
売現先勘定	※９	104,640	0.11	1,825,481	1.82
債券貸借取引受入担保金	※９	1,516,342	1.66	5,732,042	5.73
特定取引負債		1,578,730	1.73	2,307,304	2.31
売付商品債券		10,247		18,984	
商品有価証券派生商品		275		3,871	
特定取引有価証券派生商品		1,975		10,196	
特定金融派生商品		1,566,232		2,274,251	
借用金	※９	3,371,846	3.68	3,798,333	3.80
借入金	※14	3,371,846		3,798,333	
外国為替		329,695	0.36	301,958	0.30
外国他店預り		207,596		195,374	
外国他店借		39,548		46,724	
売渡外国為替		20,415		12,605	
未払外国為替		62,136		47,254	
社債	※15	3,647,483	3.99	3,539,110	3.54
信託勘定借		65,062	0.07	80,796	0.08
その他負債		1,588,683	1.74	2,178,263	2.18
未決済為替借		9,033		6,077	
未払法人税等		2,370		5,788	
未払費用		149,212		146,587	
前受収益		36,540		43,644	
従業員預り金		43,006		43,055	
給付補てん備金		0		0	
先物取引差金勘定		1,842		7,523	
金融派生商品		841,083		1,279,264	
取引約定未払金		334,302		456,552	
その他の負債		171,291		189,768	
賞与引当金		8,892	0.01	8,857	0.01
役員賞与引当金		—	—	496	0.00
役員退職慰労引当金		4,757	0.01	4,800	0.00
ポイント引当金		990	0.00	1,870	0.00
預金払戻引当金		—	—	9,587	0.01
特別法上の引当金		18	0.00	0	0.00
金融先物取引責任準備金		18		—	
金融商品取引責任準備金		—		0	
再評価に係る繰延税金負債	※11	48,917	0.05	46,827	0.05
支払承諾	※９	4,177,816	4.56	4,665,062	4.66
負債の部合計		87,544,344	95.64	96,539,771	96.51

		前事業年度 (平成19年３月31日現在)		当事業年度 (平成20年３月31日現在)	
区分	注記 番号	金額(百万円)	構成比 (%)	金額(百万円)	構成比 (%)
(純資産の部)					
資本金		664,986	0.73	664,986	0.66
資本剰余金		1,367,548	1.49	1,367,548	1.37
資本準備金		665,033		665,033	
その他資本剰余金		702,514		702,514	
利益剰余金		761,028	0.83	894,839	0.89
その他利益剰余金		761,028		894,839	
海外投資等損失準備金		0		0	
行員退職積立金		1,656		1,656	
別途準備金		219,845		219,845	
繰越利益剰余金		539,526		673,337	
株主資本合計		2,793,563	3.05	2,927,374	2.92
その他有価証券評価差額金		1,259,814	1.37	558,103	0.56
繰延ヘッジ損益		△84,733	△0.09	△13,787	△0.01
土地再評価差額金	※11	24,240	0.03	21,558	0.02
評価・換算差額等合計		1,199,320	1.31	565,874	0.57
純資産の部合計		3,992,884	4.36	3,493,249	3.49
負債及び純資産の部合計		91,537,228	100.00	100,033,020	100.00

② 【損益計算書】

		前事業年度 (自 平成18年4月1日 至 平成19年3月31日)		当事業年度 (自 平成19年4月1日 至 平成20年3月31日)	
区分	注記番号	金額(百万円)	百分比(%)	金額(百万円)	百分比(%)
経常収益		2,451,351	100.00	2,933,626	100.00
資金運用収益		1,706,170		1,866,277	
貸出金利息		1,143,361		1,326,278	
有価証券利息配当金		369,039		322,287	
コールローン利息		23,503		19,403	
買現先利息		4,064		3,762	
債券貸借取引受入利息		4,827		6,955	
買入手形利息		102		600	
預け金利息		77,722		92,946	
その他の受入利息		83,548		94,042	
信託報酬		3,482		3,710	
役務取引等収益		465,171		452,527	
受入為替手数料		124,327		125,653	
その他の役務収益		340,844		326,874	
特定取引収益		103,719		440,985	
商品有価証券収益		—		652	
特定取引有価証券収益		—		2,934	
特定金融派生商品収益		99,671		429,520	
その他の特定取引収益		4,047		7,878	
その他業務収益		106,725		121,812	
外国為替売買益		55,243		—	
国債等債券売却益		20,859		97,996	
国債等債券償還益		1,119		23	
金融派生商品収益		—		6,813	
その他の業務収益		29,503		16,978	
その他経常収益		66,082		48,313	
株式等売却益		50,204		26,718	
金銭の信託運用益		0		250	
その他の経常収益		15,878		21,343	

区分	注記番号	前事業年度 (自　平成18年4月1日 至　平成19年3月31日) 金額(百万円)	百分比(%)	当事業年度 (自　平成19年4月1日 至　平成20年3月31日) 金額(百万円)	百分比(%)
経常費用		1,878,037	76.61	2,422,886	82.59
資金調達費用		768,722		895,469	
預金利息		396,300		426,846	
譲渡性預金利息		33,745		47,467	
コールマネー利息		18,718		23,936	
売現先利息		16,523		6,189	
債券貸借取引支払利息		60,770		45,496	
売渡手形利息		220		—	
借用金利息		84,150		102,988	
社債利息		73,483		76,463	
金利スワップ支払利息		52,676		89,296	
その他の支払利息		32,132		76,783	
役務取引等費用		111,754		120,165	
支払為替手数料		24,999		29,647	
その他の役務費用		86,755		90,517	
特定取引費用		2,098		—	
商品有価証券費用		162		—	
特定取引有価証券費用		1,936		—	
その他業務費用		158,207		384,906	
外国為替売買損		—		252,589	
国債等債券売却損		130,903		25,861	
国債等債券償還損		3,488		35,624	
国債等債券償却		—		66,592	
社債発行費償却		799		756	
金融派生商品費用		17,606		—	
その他の業務費用		5,409		3,481	
営業経費		609,816		659,992	
その他経常費用		227,438		362,353	
貸倒引当金繰入額		450		—	
貸出金償却		50,468		121,801	
株式等売却損		546		2,311	
株式等償却		38,559		165,409	
金銭の信託運用損		—		23	
その他の経常費用	※1	137,413		72,806	
経常利益		573,313	23.39	510,739	17.41

		前事業年度 (自　平成18年4月1日 至　平成19年3月31日)		当事業年度 (自　平成19年4月1日 至　平成20年3月31日)	
区分	注記番号	金額(百万円)	百分比(%)	金額(百万円)	百分比(%)
特別利益		41,226	1.68	11,051	0.38
固定資産処分益		4,440		3,786	
貸倒引当金戻入益		―		7,238	
償却債権取立益		455		7	
金融商品取引責任準備金取崩額		―		18	
その他の特別利益	※2	36,330		―	
特別損失		27,610	1.13	14,336	0.49
固定資産処分損		6,120		9,636	
減損損失	※4	3,680		4,700	
その他の特別損失	※3	17,809		―	
税引前当期純利益		586,928	23.94	507,454	17.30
法人税、住民税及び事業税		16,507	0.67	16,031	0.55
法人税等調整額		254,680	10.39	285,680	9.74
当期純利益		315,740	12.88	205,742	7.01

③ 【株主資本等変動計算書】

前事業年度(自　平成18年4月1日　至　平成19年3月31日)

	株主資本			
	資本金	資本剰余金		
		資本準備金	その他資本剰余金	資本剰余金合計
平成18年3月31日残高(百万円)	664,986	665,033	702,514	1,367,548
事業年度中の変動額				
海外投資等損失準備金取崩				
剰余金の配当(注)				
剰余金の配当				
当期純利益				
土地再評価差額金取崩				
株主資本以外の項目の事業年度中の変動額(純額)				
事業年度中の変動額合計(百万円)	—	—	—	—
平成19年3月31日残高(百万円)	664,986	665,033	702,514	1,367,548

	株主資本						
	利益剰余金					自己株式	株主資本合計
	その他利益剰余金				利益剰余金合計		
	海外投資等損失準備金	行員退職積立金	別途準備金	繰越利益剰余金			
平成18年3月31日残高(百万円)	1	1,656	219,845	572,531	794,033	—	2,826,568
事業年度中の変動額							
海外投資等損失準備金取崩	△1			1	—		—
剰余金の配当(注)				△300,027	△300,027		△300,027
剰余金の配当				△49,194	△49,194		△49,194
当期純利益				315,740	315,740		315,740
土地再評価差額金取崩				475	475		475
株主資本以外の項目の事業年度中の変動額(純額)							
事業年度中の変動額合計(百万円)	△1	—	—	△33,004	△33,005	—	△33,005
平成19年3月31日残高(百万円)	0	1,656	219,845	539,526	761,028	—	2,793,563

	評価・換算差額等				純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	評価・換算差額等合計	
平成18年3月31日残高(百万円)	783,491	—	24,716	808,207	3,634,776
事業年度中の変動額					
海外投資等損失準備金取崩					—
剰余金の配当(注)					△300,027
剰余金の配当					△49,194
当期純利益					315,740
土地再評価差額金取崩					475
株主資本以外の項目の事業年度中の変動額(純額)	476,323	△84,733	△475	391,113	391,113
事業年度中の変動額合計(百万円)	476,323	△84,733	△475	391,113	358,108
平成19年3月31日残高(百万円)	1,259,814	△84,733	24,240	1,199,320	3,992,884

(注)　平成18年6月の定時株主総会における利益処分項目であります。

当事業年度(自 平成19年4月1日 至 平成20年3月31日)

	株主資本			
	資本金	資本剰余金		
		資本準備金	その他資本剰余金	資本剰余金合計
平成19年3月31日残高(百万円)	664,986	665,033	702,514	1,367,548
事業年度中の変動額				
海外投資等損失準備金取崩				
剰余金の配当				
当期純利益				
土地再評価差額金取崩				
株主資本以外の項目の事業年度中の変動額(純額)				
事業年度中の変動額合計(百万円)	―	―	―	―
平成20年3月31日残高(百万円)	664,986	665,033	702,514	1,367,548

	株主資本					
	利益剰余金					株主資本合計
	その他利益剰余金				利益剰余金合計	
	海外投資等損失準備金	行員退職積立金	別途準備金	繰越利益剰余金		
平成19年3月31日残高(百万円)	0	1,656	219,845	539,526	761,028	2,793,563
事業年度中の変動額						
海外投資等損失準備金取崩	△0			0	―	―
剰余金の配当				△74,613	△74,613	△74,613
当期純利益				205,742	205,742	205,742
土地再評価差額金取崩				2,681	2,681	2,681
株主資本以外の項目の事業年度中の変動額(純額)						
事業年度中の変動額合計(百万円)	△0	―	―	133,810	133,810	133,810
平成20年3月31日残高(百万円)	0	1,656	219,845	673,337	894,839	2,927,374

	評価・換算差額等				純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	評価・換算差額等合計	
平成19年3月31日残高(百万円)	1,259,814	△84,733	24,240	1,199,320	3,992,884
事業年度中の変動額					
海外投資等損失準備金取崩					―
剰余金の配当					△74,613
当期純利益					205,742
土地再評価差額金取崩					2,681
株主資本以外の項目の事業年度中の変動額(純額)	△701,711	70,946	△2,681	△633,445	△633,445
事業年度中の変動額合計(百万円)	△701,711	70,946	△2,681	△633,445	△499,635
平成20年3月31日残高(百万円)	558,103	△13,787	21,558	565,874	3,493,249

重要な会計方針

	前事業年度 (自　平成18年４月１日 至　平成19年３月31日)	当事業年度 (自　平成19年４月１日 至　平成20年３月31日)
1　特定取引資産・負債の評価基準及び収益・費用の計上基準	金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下、「特定取引目的」という。)の取引については、取引の約定時点を基準とし、貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については決算日の時価により、スワップ・先物・オプション取引等の派生商品については決算日において決済したものとみなした額により行っております。 また、特定取引収益及び特定取引費用の損益計上は、当事業年度中の受払利息等に、有価証券、金銭債権等については前事業年度末と当事業年度末における評価損益の増減額を、派生商品については前事業年度末と当事業年度末におけるみなし決済からの損益相当額の増減額を加えております。	同左
2　有価証券の評価基準及び評価方法	(1) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については決算日前１カ月の市場価格の平均等、それ以外については決算日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部純資産直入法により処理しております。 (2) 金銭の信託において信託財産を構成している有価証券の評価は、上記１及び２(1)と同じ方法により行っております。	(1) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については決算日前１カ月の市場価格の平均等、それ以外については決算日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、全部純資産直入法により処理しております。 (2)　同左

	前事業年度 (自　平成18年4月1日 至　平成19年3月31日)	当事業年度 (自　平成19年4月1日 至　平成20年3月31日)
3　デリバティブ取引の評価基準及び評価方法	デリバティブ取引(特定取引目的の取引を除く。)の評価は、時価法により行っております。	同左
4　固定資産の減価償却の方法	(1) 有形固定資産 有形固定資産の減価償却は、定額法(ただし、動産については定率法)を採用しております。なお、主な耐用年数は次のとおりであります。 建物　7年～50年 動産　2年～20年 (2) 無形固定資産 無形固定資産は、定額法により償却しております。なお、自社利用のソフトウェアについては、行内における利用可能期間(5年)に基づいて償却しております。	(1) 有形固定資産 有形固定資産の減価償却は、定額法(ただし、動産については定率法)を採用しております。また、主な耐用年数は次のとおりであります。 建物　7年～50年 動産　2年～20年 なお、平成19年度税制改正に伴い、平成19年4月1日以後に取得した有形固定資産については、改正後の法人税法に基づく償却方法により減価償却費を計上しております。これによる貸借対照表等に与える影響は軽微であります。 また、当事業年度より、平成19年3月31日以前に取得した有形固定資産については、償却可能限度額に達した事業年度の翌事業年度以後、残存簿価を5年間で均等償却しております。これによる貸借対照表等に与える影響は軽微であります。 (2) 無形固定資産 同左
5　繰延資産の処理方法	社債発行費は支出時に全額費用として処理しております。	社債発行費は支出時に全額費用として処理しております。 なお、社債は償却原価法(定額法)に基づいて算定された価額をもって貸借対照表価額としておりますが、平成18年3月31日に終了する事業年度の貸借対照表に計上した社債発行差金は、「繰延資産の会計処理に関する当面の取扱い」(企業会計基準実務対応報告第19号　平成18年8月11日)の経過措置に基づき従前の会計処理を適用し、社債の償還期間にわたり均等償却を行うとともに未償却残高を社債から直接控除しております。
6　外貨建の資産及び負債の本邦通貨への換算基準	外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として決算日の為替相場による円換算額を付しております。	同左

	前事業年度 (自　平成18年４月１日 至　平成19年３月31日)	当事業年度 (自　平成19年４月１日 至　平成20年３月31日)
7　引当金の計上基準	(1) 貸倒引当金 貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者(以下、「破綻懸念先」という。)に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 なお、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が３カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。 上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。	(1) 貸倒引当金 貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者(以下、「破綻懸念先」という。)に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 なお、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が３カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。 上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

	前事業年度 (自　平成18年4月1日 至　平成19年3月31日)	当事業年度 (自　平成19年4月1日 至　平成20年3月31日)
	なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は298,314百万円であります。	なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は333,811百万円であります。
	(2) 投資損失引当金 投資損失引当金は、投資に対する損失に備えるため、有価証券等の発行会社の財政状態等を勘案して必要と認められる額を計上しております。	(2) 投資損失引当金 同左
	(3) 賞与引当金 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当事業年度に帰属する額を計上しております。	(3) 賞与引当金 同左
	――――――	(4) 役員賞与引当金 役員賞与引当金は、役員(執行役員を含む、以下同じ。)に対する賞与の支払いに備えるため、役員に対する賞与の支給見込額のうち、当事業年度に帰属する額を計上しております。
	(4) 退職給付引当金 退職給付引当金は、従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務： その発生年度の従業員の平均残存勤務期間内の一定の年数(9年)による定額法により損益処理 数理計算上の差異： 各発生年度の従業員の平均残存勤務期間内の一定の年数(9年)による定額法により按分した額をそれぞれ発生の翌事業年度から損益処理	(5) 退職給付引当金 同左

	前事業年度 （自　平成18年４月１日 至　平成19年３月31日）	当事業年度 （自　平成19年４月１日 至　平成20年３月31日）
	(5) 役員退職慰労引当金 役員退職慰労引当金は、役員（執行役員を含む）に対する退職慰労金の支払いに備えるため、内規に基づく期末要支給額を計上しております。役員退職慰労金は、従来は支出時に費用処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金に関する監査上の取扱い」（日本公認会計士協会　監査第一委員会報告第42号　昭和57年９月21日）が一部改正され、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」（日本公認会計士協会　監査・保証実務委員会報告第42号）が平成19年４月13日付けで公表されたことを踏まえ、役員に対する退職慰労金の支給見積額を当該役員の在任期間にわたり費用配分することで期間損益の適正化を図るために、当事業年度より役員退職慰労引当金を計上しております。この結果、従来の方法によった場合に比べ、経常利益及び税引前当期純利益はそれぞれ4,757百万円減少しております。なお、上記改正は平成19年４月13日に公表されたため、当中間会計期間は従来の方法によっております。従って、当中間会計期間は変更後の方法によった場合に比べ、経常利益及び税引前当期純利益はそれぞれ4,025百万円多く計上されております。	(6) 役員退職慰労引当金 役員退職慰労引当金は、役員（執行役員を含む。）に対する退職慰労金の支払いに備えるため、内規に基づく当事業年度末の要支給額を計上しております。
	(6) ポイント引当金 「One's plus」におけるポイントの将来の利用による負担に備えるため、未利用の付与済ポイントを金額に換算した残高のうち、将来利用される見込額を合理的に見積もり、必要と認める額を計上しております。 ポイント使用による費用は、従来はポイント使用時に費用処理しておりましたが、利用見込額を合理的に算定することが可能となったため、当事業年度よりポイント引当金を計上しております。この変更に伴い、従来の方法によった場合に比べ経常利益及び税引前当期純利益は990百万円それぞれ減少しております。	(7) ポイント引当金 ポイント引当金は、「One's plus」におけるポイントの将来の利用による負担に備えるため、未利用の付与済ポイントを金額に換算した残高のうち、将来利用される見込額を合理的に見積もり、必要と認める額を計上しております。

	前事業年度 （自　平成18年４月１日 至　平成19年３月31日）	当事業年度 （自　平成19年４月１日 至　平成20年３月31日）
	――――――	(8) 預金払戻引当金 預金払戻引当金は、一定の条件を満たし負債計上を中止した預金について、預金者からの払戻請求に備えるため、過去の払戻実績に基づく将来の払戻損失見込額を計上しております。負債計上を中止した預金の預金者への払戻については、従来は払戻時に損失処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」（日本公認会計士協会監査・保証実務委員会報告第42号）が平成19年４月13日付で公表されたことを踏まえ、当事業年度より過去の払戻実績に基づく将来の払戻損失見込額を引き当てる方法に変更しております。 この結果、従来の方法によった場合に比べ、経常利益及び税引前当期純利益は9,587百万円それぞれ減少しております。
	(7) 金融先物取引責任準備金 金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第81条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。	――――――
	――――――	(9) 金融商品取引責任準備金 受託等をした市場デリバティブ取引に関して生じた事故による損失の補てんに充てるため、金融商品取引法第48条の３の規定に基づき計上しております。 なお、従来、金融先物取引法第81条に基づき、金融先物取引責任準備金を計上しておりましたが、平成19年９月30日に金融商品取引法が施行されたことに伴い、当事業年度から金融商品取引責任準備金として計上しております。
8　リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	同左

	前事業年度 （自　平成18年４月１日 至　平成19年３月31日）	当事業年度 （自　平成19年４月１日 至　平成20年３月31日）
9　ヘッジ会計の方法	・金利リスク・ヘッジ 　金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 　小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。 　相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 　個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。 　また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当事業年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は41,522百万円（税効果額控除前）、繰延ヘッジ利益の総額は29,583百万円（同前）であります。	・金利リスク・ヘッジ 　金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジを適用しております。 　小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。 　相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 　個別ヘッジについても、当該個別ヘッジに係る有効性の評価をしております。 　また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当事業年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は17,608百万円（税効果額控除前）、繰延ヘッジ利益の総額は13,358百万円（同前）であります。

	前事業年度 (自　平成18年4月1日 至　平成19年3月31日)	当事業年度 (自　平成19年4月1日 至　平成20年3月31日)
	・為替変動リスク・ヘッジ 　異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。)に基づく繰延ヘッジを適用しております。 　これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。 　また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。 ・内部取引等 　デリバティブ取引のうち特定取引勘定とそれ以外の勘定との間(又は内部部門間)の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。	・為替変動リスク・ヘッジ 同左 ・内部取引等 同左
10　消費税等の会計処理	消費税及び地方消費税の会計処理は、税抜方式によっております。	同左

前事業年度 (自　平成18年４月１日 至　平成19年３月31日)	当事業年度 (自　平成19年４月１日 至　平成20年３月31日)
貸借対照表の純資産の部の表示に関する会計基準 「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準第５号　平成17年12月９日)及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準適用指針第８号　平成17年12月９日)が当事業年度から適用されることになったことから、以下のとおり表示を変更しております。 (1) 「資本の部」は「純資産の部」とし、株主資本及び評価・換算差額等に区分のうえ表示しております。 なお、当事業年度末における従来の「資本の部」の合計に相当する金額は4,077,618百万円であります。 (2) 「利益剰余金」に内訳表示していた「任意積立金」及び「当期未処分利益」は、「その他利益剰余金」の「海外投資等損失準備金」、「行員退職積立金」、「別途準備金」及び「繰越利益剰余金」として表示しております。 (3) 純額で繰延ヘッジ損失又は繰延ヘッジ利益として「その他資産」又は「その他負債」に含めて計上していたヘッジ手段に係る損益又は評価差額は、税効果額を控除のうえ評価・換算差額等の「繰延ヘッジ損益」として相殺表示しております。	―――――
企業結合に係る会計基準等 「企業結合に係る会計基準」(「企業結合に係る会計基準の設定に関する意見書」(企業会計審議会　平成15年10月31日))、「事業分離等に関する会計基準」(企業会計基準第７号　平成17年12月27日)及び「企業結合会計基準及び事業分離等会計基準に関する適用指針」(企業会計基準適用指針第10号　最終改正平成18年12月22日)が平成18年４月１日以後開始する事業年度から適用されることになったことに伴い、当事業年度から各会計基準及び同適用指針を適用しております。	―――――

前事業年度 （自　平成18年４月１日 至　平成19年３月31日）	当事業年度 （自　平成19年４月１日 至　平成20年３月31日）
金融商品に関する会計基準 「金融商品に係る会計基準」（企業会計審議会　平成11年１月22日）が平成18年８月11日付けで一部改正され（「金融商品に関する会計基準」企業会計基準第10号）、改正会計基準の公表日以後終了する事業年度から適用されることになったことに伴い、当事業年度から改正会計基準を適用し、社債は償却原価法（定額法）に基づいて算定された価額をもって貸借対照表価額としております。これにより、従来の方法に比べ「その他資産」中の「社債発行差金」は2,308百万円、「社債」は2,308百万円、それぞれ減少しております。 なお、平成18年３月31日に終了する事業年度の貸借対照表に計上した社債発行差金は、「繰延資産の会計処理に関する当面の取扱い」（企業会計基準実務対応報告第19号　平成18年８月11日）の経過措置に基づき従前の会計処理を適用し、社債の償還期間にわたり均等償却を行うとともに未償却残高を社債から直接控除しております。	――――――
――――――	金融商品に関する会計基準 「金融商品に関する会計基準」（企業会計基準第10号）及び「金融商品会計に関する実務指針」（日本公認会計士協会会計制度委員会報告第14号）等における有価証券の範囲に関する規定が平成19年６月15日付及び同７月４日付で一部改正され、金融商品取引法の施行日以後に終了する事業年度から適用されることになったことに伴い、当事業年度から改正会計基準及び実務指針を適用しております。

表示方法の変更

前事業年度 (自　平成18年４月１日 至　平成19年３月31日)	当事業年度 (自　平成19年４月１日 至　平成20年３月31日)
「銀行法施行規則」(昭和57年大蔵省令第10号)別紙様式が「無尽業法施行細則等の一部を改正する内閣府令」(内閣府令第60号　平成18年４月28日)により改正され、平成18年４月１日以後開始する事業年度から適用されることになったことに伴い、当事業年度から以下のとおり表示を変更しております。 (貸借対照表関係) 「動産不動産」は、「有形固定資産」、「無形固定資産」又は「その他資産」に区分して表示しております。 ① 「動産不動産」中の「土地建物動産」は、「有形固定資産」中の「建物」、「土地」、「その他の有形固定資産」に区分表示し、「建設仮払金」は、「有形固定資産」中の「建設仮勘定」として表示しております。 ② 「動産不動産」中の「保証金権利金」のうち権利金は「無形固定資産」中の「その他の無形固定資産」として表示し、保証金は「その他資産」中の「その他の資産」に含めて表示しております。 ③ 「その他資産」中の「その他の資産」に含めて表示していたソフトウェアは、「無形固定資産」中の「ソフトウェア」として表示しております。 (損益計算書関係) 貸借対照表中の「動産不動産」が「有形固定資産」、「無形固定資産」等に区分されたことに伴い、「特別利益」中の「動産不動産処分益」は「固定資産処分益」として、「特別損失」中の「動産不動産処分損」は「固定資産処分損」として表示しております。	――――

注記事項

（貸借対照表関係）

前事業年度 (平成19年３月31日現在)	当事業年度 (平成20年３月31日現在)
※１　親会社株式の金額 110,050百万円 ※２　関係会社の株式及び出資総額 (親会社株式を除く)　1,493,558百万円 ※３　無担保の消費貸借契約により貸し付けている有価証券が、「国債」及び「株式」に合計2,188百万円含まれております。 無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は2,076,900百万円、当事業年度末に当該処分をせずに所有しているものは129,329百万円であります。 ※４　貸出金のうち、破綻先債権額は33,754百万円、延滞債権額は357,632百万円であります。 なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。 ※５　貸出金のうち、３カ月以上延滞債権額は20,543百万円であります。 なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。	※１　親会社株式の金額 69,914百万円 ※２　関係会社の株式及び出資総額 (親会社株式を除く)　1,362,021百万円 ※３　無担保の消費貸借契約により貸し付けている有価証券が、「国債」及び「株式」に合計2,938百万円含まれております。 無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は1,758,728百万円、当事業年度末に当該処分をせずに所有しているものは475,844百万円であります。 ※４　貸出金のうち、破綻先債権額は48,734百万円、延滞債権額は437,699百万円であります。 なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。 ※５　貸出金のうち、３カ月以上延滞債権額は23,747百万円であります。 なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

前事業年度 (平成19年３月31日現在)	当事業年度 (平成20年３月31日現在)
※６　貸出金のうち、貸出条件緩和債権額は309,133百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。 ※７　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は721,064百万円であります。 なお、上記４から７に掲げた債権額は、貸倒引当金控除前の金額であります。 ※８　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は828,339百万円であります。 ※９　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　40,567百万円 特定取引資産　184,161百万円 有価証券　2,684,529百万円 貸出金　885,490百万円 担保資産に対応する債務 コールマネー　1,335,000百万円 売現先勘定　104,640百万円 債券貸借取引受入担保金　1,250,450百万円 借用金　1,043,900百万円 支払承諾　48,963百万円 上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金6,731百万円、特定取引資産500,158百万円、有価証券4,343,703百万円、貸出金535,770百万円を差し入れております。また、「その他の資産」のうち保証金は70,287百万円であります。	※６　貸出金のうち、貸出条件緩和債権額は260,405百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。 ※７　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は770,587百万円であります。 なお、上記４から７に掲げた債権額は、貸倒引当金控除前の金額であります。 ※８　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は727,646百万円であります。 ※９　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　34,403百万円 特定取引資産　672,766百万円 有価証券　8,145,467百万円 貸出金　909,169百万円 担保資産に対応する債務 コールマネー　1,135,000百万円 売現先勘定　1,711,287百万円 債券貸借取引受入担保金　5,379,076百万円 借用金　1,410,200百万円 支払承諾　141,996百万円 上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金7,715百万円、特定取引資産601,560百万円、有価証券3,862,830百万円、買入金銭債権427百万円、貸出金888,532百万円を差し入れております。 また、「その他の資産」のうち保証金は67,616百万円であります。

前事業年度 (平成19年３月31日現在)	当事業年度 (平成20年３月31日現在)
※10　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、38,163,210百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが32,654,634百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。	※10　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、38,528,695百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが32,914,743百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。
※11　土地の再評価に関する法律(平成10年３月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年３月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。 再評価を行った年月日 平成10年３月31日及び平成14年３月31日 同法律第３条第３項に定める再評価の方法 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。	※11　土地の再評価に関する法律(平成10年３月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年３月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。 再評価を行った年月日 平成10年３月31日及び平成14年３月31日 同法律第３条第３項に定める再評価の方法 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。

前事業年度 (平成19年３月31日現在)	当事業年度 (平成20年３月31日現在)
※12　有形固定資産の減価償却累計額 441,319百万円 ※13　有形固定資産の圧縮記帳額 65,523百万円 (当事業年度圧縮記帳額2,088百万円) ※14　借入金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金1,984,631百万円が含まれております。 ※15　社債には、劣後特約付社債1,910,026百万円が含まれております。 ※16　「有価証券」中の「社債」のうち、有価証券の私募(証券取引法第２条第３項)による社債に対する当行の保証債務の額は2,388,686百万円であります。	※12　有形固定資産の減価償却累計額 439,582百万円 ※13　有形固定資産の圧縮記帳額 65,401百万円 (当事業年度圧縮記帳額　―百万円) ※14　借入金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金1,978,630百万円が含まれております。 ※15　社債には、劣後特約付社債2,020,516百万円が含まれております。 ※16　「有価証券」中の「社債」のうち、有価証券の私募(金融商品取引法第２条第３項)による社債に対する当行の保証債務の額は2,148,366百万円であります。

（損益計算書関係）

前事業年度 （自　平成18年４月１日 至　平成19年３月31日）	当事業年度 （自　平成19年４月１日 至　平成20年３月31日）
※１　その他の経常費用には、投資損失引当金繰入額77,547百万円及び延滞債権等を売却したことによる損失35,456百万円を含んでおります。	※１　その他の経常費用には、延滞債権等を売却したことによる損失33,209百万円及び投資損失引当金繰入額12,801百万円を含んでおります。
※２　その他の特別利益は、退職給付信託返還益36,330百万円であります。	
※３　その他の特別損失は、清算手続きに入った子会社の株式に係る損失17,809百万円であります。	
※４　当事業年度において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。	※４　当事業年度において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

前事業年度

地域	主な用途	種類	減損損失額
首都圏	遊休資産 32物件	土地、建物等	1,782百万円
近畿圏	遊休資産 11物件	土地、建物等	214百万円
その他	遊休資産 18物件	土地、建物等	1,683百万円

当事業年度

地域	主な用途	種類	減損損失額
首都圏	遊休資産 27物件	土地、建物等	1,196百万円
近畿圏	遊休資産 13物件	土地、建物等	3,052百万円
その他	遊休資産 13物件	土地、建物等	451百万円

前事業年度	当事業年度
当行は、継続的な収支の管理・把握を実施している各営業拠点(物理的に同一の資産を共有する拠点)をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また遊休資産については、物件ごとにグルーピングの単位としております。	当行は、継続的な収支の管理・把握を実施している各営業拠点(物理的に同一の資産を共有する拠点)をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また遊休資産については、物件ごとにグルーピングの単位としております。
当事業年度は、遊休資産について、投資額の回収が見込まれない場合に、帳簿価額を回収可能価額まで減額し、当該減少額を減損損失として特別損失に計上しております。	当事業年度は、遊休資産について、投資額の回収が見込まれない場合に、帳簿価額を回収可能価額まで減額し、当該減少額を減損損失として特別損失に計上しております。
回収可能価額は、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。	回収可能価額は、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

（株主資本等変動計算書関係）

Ⅰ　前事業年度（自　平成18年４月１日　至　平成19年３月31日）

自己株式の種類及び株式数に関する事項

	前事業年度末株式数(株)	当事業年度増加株式数(株)	当事業年度減少株式数(株)	当事業年度末株式数(株)	摘要
自己株式					
第一種優先株式	―	35,000	35,000	―	(注)１，４
第二種優先株式	―	100,000	100,000	―	(注)２，４
第三種優先株式	―	695,000	695,000	―	(注)３，４
合計	―	830,000	830,000	―	

(注)１　第一種優先株式の自己株式の増加35,000株は、平成18年５月17日に当該優先株式に係る取得請求権の行使により取得したことによるものであります。

２　第二種優先株式の自己株式の増加100,000株は、平成18年５月17日及び同年９月６日に当該優先株式に係る取得請求権の行使により取得したことによるものであります。

３　第三種優先株式の自己株式の増加695,000株は、平成18年９月29日及び同年10月11日に、当該優先株式に係る取得請求権の行使により取得したことによるものであります。

４　第一種優先株式の自己株式の減少35,000株、第二種優先株式の自己株式の減少100,000株、第三種優先株式の自己株式の減少695,000株は、平成18年10月31日に、当該優先株式の消却を実施したことによるものであります。

Ⅱ　当事業年度（自　平成19年４月１日　至　平成20年３月31日）

自己株式の種類及び株式数に関する事項

該当ありません。

（リース取引関係）

前事業年度 （自　平成18年４月１日 至　平成19年３月31日）	当事業年度 （自　平成19年４月１日 至　平成20年３月31日）
１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ・リース物件の取得価額相当額、減価償却累計額相当額及び事業年度末残高相当額 取得価額相当額 動産　5,205百万円 その他　669百万円 合計　5,874百万円 減価償却累計額相当額 動産　1,694百万円 その他　426百万円 合計　2,121百万円 事業年度末残高相当額 動産　3,510百万円 その他　242百万円 合計　3,753百万円 ・未経過リース料事業年度末残高相当額 １年内　851百万円 １年超　2,997百万円 合計　3,849百万円 ・当事業年度の支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　921百万円 減価償却費相当額　829百万円 支払利息相当額　126百万円 ・減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各事業年度への配分方法については、利息法によっております。 ２　オペレーティング・リース取引 ・未経過リース料 １年内　10,670百万円 １年超　46,946百万円 合計　57,617百万円	１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ・リース物件の取得価額相当額、減価償却累計額相当額及び事業年度末残高相当額 取得価額相当額 動産　4,593百万円 その他　493百万円 合計　5,086百万円 減価償却累計額相当額 動産　1,885百万円 その他　315百万円 合計　2,200百万円 事業年度末残高相当額 動産　2,707百万円 その他　178百万円 合計　2,885百万円 ・未経過リース料事業年度末残高相当額 １年内　841百万円 １年超　2,163百万円 合計　3,005百万円 ・当事業年度の支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　984百万円 減価償却費相当額　876百万円 支払利息相当額　120百万円 ・減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各事業年度への配分方法については、利息法によっております。 ２　オペレーティング・リース取引 ・未経過リース料 １年内　8,521百万円 １年超　49,824百万円 合計　58,346百万円

（有価証券関係）

○子会社株式及び関連会社株式で時価のあるもの

Ⅰ　前事業年度(平成19年３月31日現在)

	貸借対照表計上額 (百万円)	時価 (百万円)	差額 (百万円)
子会社株式	43,569	102,243	58,674
関連会社株式	228,334	177,618	△50,716
合計	271,903	279,861	7,958

（注）　時価は、当事業年度末日における市場価格等に基づいております。

Ⅱ　当事業年度(平成20年３月31日現在)

	貸借対照表計上額 (百万円)	時価 (百万円)	差額 (百万円)
子会社株式	43,699	57,576	13,876
関連会社株式	133,048	120,225	△12,822
合計	176,748	177,802	1,054

（注）　時価は、当事業年度末日における市場価格等に基づいております。

(税効果会計関係)

前事業年度 (自 平成18年4月1日 至 平成19年3月31日)		当事業年度 (自 平成19年4月1日 至 平成20年3月31日)	
1 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳		1 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳	
繰延税金資産		繰延税金資産	
税務上の繰越欠損金	1,112,314百万円	税務上の繰越欠損金	813,489百万円
貸出金償却	101,514百万円	貸出金償却	104,624百万円
有価証券償却	425,880百万円	有価証券償却	576,790百万円
貸倒引当金	79,497百万円	貸倒引当金	99,283百万円
投資損失引当金	31,507百万円	投資損失引当金	5,201百万円
退職給付引当金	57,805百万円	退職給付引当金	47,075百万円
減価償却費	6,848百万円	減価償却費	6,292百万円
繰延ヘッジ損益	59,765百万円	繰延ヘッジ損益	51,398百万円
その他	49,931百万円	その他	59,324百万円
繰延税金資産小計	1,925,065百万円	繰延税金資産小計	1,763,480百万円
評価性引当額	△535,738百万円	評価性引当額	△669,394百万円
繰延税金資産合計	1,389,326百万円	繰延税金資産合計	1,094,085百万円
繰延税金負債		繰延税金負債	
その他有価証券評価差額金	△573,399百万円	その他有価証券評価差額金	△197,616百万円
退職給付信託設定益	△41,722百万円	退職給付信託設定益	△41,577百万円
退職給付信託返還有価証券	△20,312百万円	退職給付信託返還有価証券	△20,282百万円
その他	△10,286百万円	その他	△11,358百万円
繰延税金負債合計	△645,720百万円	繰延税金負債合計	△270,834百万円
繰延税金資産の純額	743,605百万円	繰延税金資産の純額	823,251百万円
2 法定実効税率と税効果会計適用後の法人税等の負担率との間の差異の原因となった主な項目別の内訳		2 法定実効税率と税効果会計適用後の法人税等の負担率との間の差異の原因となった主な項目別の内訳	
法定実効税率	40.63%	法定実効税率	40.63%
(調整)		(調整)	
受取配当金益金不算入	△1.59%	受取配当金益金不算入	△1.87%
外国税額	1.69%	外国税額	1.94%
評価性引当額	5.30%	評価性引当額	19.58%
その他	0.17%	その他	△0.82%
税効果会計適用後の法人税等の負担率	46.20%	税効果会計適用後の法人税等の負担率	59.46%

（１株当たり情報）

		前事業年度 （自　平成18年４月１日 至　平成19年３月31日）	当事業年度 （自　平成19年４月１日 至　平成20年３月31日）
１株当たり純資産額	円	67,124.90	58,204.22
１株当たり当期純利益	円	5,533.69	3,540.84
潜在株式調整後 １株当たり当期純利益	円	5,487.21	―

（注）１　「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号　平成14年９月25日）が平成18年１月31日付けで改正され、会社法施行日以後終了する事業年度から適用されることになったことに伴い、前事業年度から同適用指針を適用し、１株当たりの純資産額は「繰延ヘッジ損益」を含めて算出しております。これにより、従来の方法に比べ前事業年度の１株当たり純資産額は1,503円55銭減少しております。

２　１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定上の基礎は、次のとおりであります。

		前事業年度 （自　平成18年４月１日 至　平成19年３月31日）	当事業年度 （自　平成19年４月１日 至　平成20年３月31日）
１株当たり当期純利益			
当期純利益	百万円	315,740	205,742
普通株主に帰属しない金額	百万円	6,195	6,195
（うち優先配当額）	百万円	6,195	6,195
普通株式に係る当期純利益	百万円	309,545	199,547
普通株式の期中平均株式数	千株	55,938	56,355
潜在株式調整後１株当たり当期純利益			
当期純利益調整額	百万円	―	―
（うち優先配当額）	百万円	―	―
普通株式増加数	千株	473	―
（うち優先株式）	千株	473	―
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要		――――	――――

３　潜在株式調整後１株当たり当期純利益につきましては、当事業年度は潜在株式が存在しないため、記載しておりません。

４　１株当たり純資産額の算定上の基礎は、次のとおりであります。

		前事業年度末 （平成19年３月31日）	当事業年度末 （平成20年３月31日）
純資産の部の合計額	百万円	3,992,884	3,493,249
純資産の部の合計額から控除する金額	百万円	210,003	213,100
（うち優先株式）	百万円	210,003	210,003
（うち優先配当額）	百万円	―	3,097
普通株式に係る期末の純資産額	百万円	3,782,881	3,280,148
１株当たり純資産額の算定に 用いられた期末の普通株式の数	千株	56,355	56,355

（重要な後発事象）

前事業年度 （自　平成18年４月１日 至　平成19年３月31日）	当事業年度 （自　平成19年４月１日 至　平成20年３月31日）
―――――	―――――

④ 【附属明細表】

当事業年度(自　平成19年４月１日　至　平成20年３月31日)

【有形固定資産等明細表】

資産の種類	前期末残高(百万円)	当期増加額(百万円)	当期減少額(百万円)	当期末残高(百万円)	当期末減価償却累計額又は償却累計額(百万円)	当期償却額(百万円)	差引当期末残高(百万円)
有形固定資産							
土地　(注)3	(12) 446,487	4,869	12,586 (2,248)	438,771	―	―	438,771
建物　(注)3	(536) 424,864	30,387	14,995 (2,450)	440,255	249,104	10,206	191,150
動産　(注)3	(1,069) 246,230	14,942	25,593 (―)	235,579	190,477	15,678	45,102
建設仮勘定	(23) 676	3,427	3,056 (―)	1,048	―	―	1,048
有形固定資産計	(1,642) 1,118,258	53,627	56,231 (4,699)	1,115,654	439,582	25,884	676,072
無形固定資産							
借地権　(注)4,5	―	―	―	6,504	―	―	6,504
電話加入権(注)4,5	―	―	―	1,683	―	―	1,683
電気通信施設利用権　(注)4,5	―	―	―	797	675	39	122
ソフトウェア　(注)5	―	―	―	183,799	85,639	26,323	98,159
無形固定資産計	―	―	―	192,784	86,315	26,362	106,469

(注) 1　前期末残高欄における(　)内は、為替換算差額であります。

2　当期減少額欄における(　)内は、減損損失の計上額(内書き)であります。

3　土地及び建物の項目の一部並びに動産の項目は、貸借対照表科目では「その他の有形固定資産」に計上しております。

4　借地権、電話加入権、電気通信施設利用権の３つの項目は、貸借対照表科目では「その他の無形固定資産」に計上しております。

5　無形固定資産の金額が資産総額の１％以下であるため、無形固定資産に係わる記載中の「前期末残高」、「当期増加額」及び「当期減少額」の記載を省略しております。

【引当金明細表】

区分	前期末残高 (百万円)	当期増加額 (百万円)	当期減少額 (目的使用) (百万円)	当期減少額 (その他) (百万円)	当期末残高 (百万円)
貸倒引当金	(3,011) 674,562	620,004	47,319	627,242	620,004
一般貸倒引当金	(2,987) 527,819	430,919	―	527,819	430,919
個別貸倒引当金	(23) 144,800	189,084	47,319	97,481	189,084
うち非居住者向け債権分	(19) 12,670	28,394	6,034	6,636	28,394
特定海外債権引当勘定	1,941	0	―	1,941	0
投資損失引当金	77,547	12,801	77,547	―	12,801
賞与引当金	8,892	8,857	8,892	―	8,857
役員賞与引当金	―	496	―	―	496
役員退職慰労引当金	4,757	1,117	1,073	―	4,800
ポイント引当金	990	1,870	―	990	1,870
預金払戻引当金	―	9,587	―	―	9,587
金融商品取引責任準備金	(注)3 18	―	―	18	0
計	(3,011) 766,767	654,734	134,832	628,251	658,418

(注) 1 当期減少額(その他)欄に記載の減少額はそれぞれ次の理由によるものであります。
一般貸倒引当金……………………… 洗替による取崩額
個別貸倒引当金……………………… 洗替による取崩額
うち非居住者向け債権分……… 洗替による取崩額
特定海外債権引当勘定…………… 洗替による取崩額
ポイント引当金……………………… 洗替による取崩額
金融商品取引責任準備金………… 金融商品取引業等に関する内閣府令第189条第2項による取崩額
2 ( )内は為替換算差額であります。
3 「前期末残高」は、金融先物取引責任準備金の残高であります。

○ 未払法人税等

区分	前期末残高 (百万円)	当期増加額 (百万円)	当期減少額 (目的使用) (百万円)	当期減少額 (その他) (百万円)	当期末残高 (百万円)
未払法人税等	(103) 2,266	5,788	2,266	―	5,788
未払法人税等	(103) 1,176	1,278	1,176	―	1,278
未払事業税	1,090	4,509	1,090	―	4,509

(注) ( )内は為替換算差額であります。

(2) 【主な資産及び負債の内容】

当事業年度末(平成20年３月31日現在)の主な資産及び負債の内容は、次のとおりであります。

① 資産の部

預け金	日本銀行への預け金1,311,554百万円、他の銀行への預け金2,394,598百万円その他であります。
その他の証券	外国証券6,027,667百万円その他であります。
前払費用	営業経費4,441百万円、譲渡性預金利息1,598百万円その他であります。
未収収益	貸出金利息94,385百万円、有価証券利息配当金75,572百万円その他であります。
その他の資産	前払年金費用209,071百万円、金融安定化拠出金等208,932百万円、仮払金69,041百万円(有価証券利息立替金及び未収還付法人税等)、保証金権利金67,616百万円その他であります。

② 負債の部

その他の預金	外貨預金2,482,021百万円、別段預金1,157,817百万円その他であります。
未払費用	預金利息68,795百万円、社債利息22,622百万円、借用金利息21,300百万円その他であります。
前受収益	貸出金利息31,213百万円その他であります。
その他の負債	仮受金168,738百万円(送金及び振込資金等)その他であります。

(3) 【信託財産残高表】

資産				
科目	前事業年度(平成19年３月31日現在)		当事業年度(平成20年３月31日現在)	
	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
貸出金	5,350	0.45	223,740	19.03
有価証券	267,110	22.74	273,504	23.27
受託有価証券	3,000	0.26	3,451	0.30
金銭債権	703,199	59.88	571,072	48.57
有形固定資産	25	0.00	25	0.00
その他債権	1,245	0.11	1,318	0.11
コールローン	―	―	263	0.02
銀行勘定貸	65,062	5.54	80,796	6.87
現金預け金	129,401	11.02	20,000	1.70
その他	―	―	1,540	0.13
合計	1,174,396	100.00	1,175,711	100.00

負債				
科目	前事業年度(平成19年３月31日現在)		当事業年度(平成20年３月31日現在)	
	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
金銭信託	449,800	38.30	354,058	30.11
金銭信託以外の金銭の信託	―	―	223,130	18.98
有価証券の信託	3,000	0.26	3,462	0.30
金銭債権の信託	598,236	50.94	501,920	42.69
包括信託	123,359	10.50	91,600	7.79
その他の信託	―	―	1,540	0.13
合計	1,174,396	100.00	1,175,711	100.00

(注) 1 共同信託他社管理財産はありません。

2 元本補てん契約のある信託については取り扱っておりません。

(4) 【その他】

該当ありません。

第６ 【提出会社の株式事務の概要】

事業年度	４月１日から３月31日まで
定時株主総会	６月中
基準日	３月31日
株券の種類	１株券・10株券・100株券・1,000株券
剰余金の配当の基準日	３月31日、９月30日
１単元の株式数	―
株式の名義書換え	
取扱場所	東京都千代田区丸の内一丁目４番４号 住友信託銀行株式会社証券代行部
株主名簿管理人	大阪市中央区北浜四丁目５番33号 住友信託銀行株式会社
取次所	住友信託銀行株式会社本店及び全国各支店
名義書換手数料	無料
不所持株券の交付請求及び株券の汚損又は毀損による再発行請求に係る手数料	株券１枚につき250円
株券喪失登録の申請に係る手数料	次の金額の合計額 申請１件につき10,000円 申請に係る株券１枚につき500円
公告掲載方法	日本経済新聞。ただし、決算公告につきましては、当行ウェブサイトに掲載いたします。
株主に対する特典	該当ありません

第７ 【提出会社の参考情報】

１ 【提出会社の親会社等の情報】

当行には、金融商品取引法第24条の７第１項に規定する親会社等はありません。

２ 【その他の参考情報】

当事業年度の開始日から有価証券報告書提出日までの間に、次の書類を提出しております。

(1) 臨時報告書　　平成19年４月２日 関東財務局長に提出。

企業内容等の開示に関する内閣府令第19条第２項第９号(代表取締役の異動)に基づく臨時報告書であります。

(2) 有価証券報告書及びその添付書類　　事業年度(第４期)　自 平成18年４月１日 至 平成19年３月31日　　平成19年６月29日 関東財務局長に提出。

(3) 半期報告書　　(第５期中)　自 平成19年４月１日 至 平成19年９月30日　　平成19年12月６日 関東財務局長に提出。

(4) 臨時報告書　　平成20年２月７日 関東財務局長に提出。

企業内容等の開示に関する内閣府令第19条第２項第３号(特定子会社の異動)に基づく臨時報告書であります。

(5) 臨時報告書　　平成20年３月26日 関東財務局長に提出。

企業内容等の開示に関する内閣府令第19条第２項第９号(代表取締役の異動)に基づく臨時報告書であります。

(6) 臨時報告書　　平成20年５月13日 関東財務局長に提出。

企業内容等の開示に関する内閣府令第19条第２項第３号(特定子会社の異動)に基づく臨時報告書であります。

(7) 有価証券報告書の訂正報告書　　平成20年６月30日 関東財務局長に提出。

平成19年６月29日提出上記(2)の有価証券報告書に係る訂正報告書であります。

(8) 発行登録書及びその添付書類　　平成20年６月30日 関東財務局長に提出。

社債の募集に係る発行登録書であります。

(9) 発行登録追補書類及びその添付書類　　平成19年４月13日、平成19年７月19日、平成19年11月７日、平成19年12月13日、平成20年１月17日及び平成20年４月11日 関東財務局長に提出。

平成18年６月30日提出の発行登録書(社債の募集)に係る発行登録追補書類であります。

(10) 訂正発行登録書

平成19年４月３日
平成19年６月29日
平成19年10月30日
平成19年12月６日
平成20年２月７日
平成20年３月27日
平成20年５月13日
平成20年６月30日
及び 平成20年６月30日
関東財務局長に提出。

平成18年６月30日提出の発行登録書(社債の募集)に係る訂正発行登録書であります。

第三部 【提出会社の保証会社等の情報】

該当事項はありません。

独立監査人の監査報告書

平成19年6月28日

株式会社三井住友銀行

取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	佐　藤　正　典　㊞
指定社員 業務執行社員	公認会計士	沼　野　廣　志　㊞
指定社員 業務執行社員	公認会計士	山　田　裕　行　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友銀行の平成18年４月１日から平成19年３月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結株主資本等変動計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、株式会社三井住友銀行及び連結子会社の平成19年３月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当行が別途保管しております。

独立監査人の監査報告書

平成20年６月27日

株式会社三井住友銀行

取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	佐　藤　正　典	㊞
指定社員 業務執行社員	公認会計士	沼　野　廣　志	㊞
指定社員 業務執行社員	公認会計士	山　田　裕　行	㊞

当監査法人は、金融商品取引法第193条の２第１項の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友銀行の平成19年４月１日から平成20年３月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結株主資本等変動計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、株式会社三井住友銀行及び連結子会社の平成20年３月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

追記情報

重要な後発事象に記載されているとおり、

1．会社は平成20年４月28日開催の取締役会において、海外特別目的子会社が発行した優先出資証券を償還することを決議した。

2．会社は平成20年４月28日開催の取締役会において、海外特別目的子会社の設立及び当該海外特別目的子会社による優先出資証券の発行を決議し、平成20年５月12日付で払込が完了した。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当行が別途保管しております。

独立監査人の監査報告書

平成19年6月28日

株式会社三井住友銀行

取締役会　御中

あずさ監査法人

指定社員 業務執行社員　公認会計士　佐　藤　正　典　㊞

指定社員 業務執行社員　公認会計士　沼　野　廣　志　㊞

指定社員 業務執行社員　公認会計士　山　田　裕　行　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友銀行の平成18年４月１日から平成19年３月31日までの第４期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、株主資本等変動計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、株式会社三井住友銀行の平成19年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当行が別途保管しております。

独立監査人の監査報告書

平成20年６月27日

株式会社三井住友銀行

取締役会　御中

あずさ監査法人

指定社員
業務執行社員　公認会計士　佐　藤　正　典　㊞

指定社員
業務執行社員　公認会計士　沼　野　廣　志　㊞

指定社員
業務執行社員　公認会計士　山　田　裕　行　㊞

当監査法人は、金融商品取引法第193条の２第１項の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友銀行の平成19年４月１日から平成20年３月31日までの第５期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、株主資本等変動計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、株式会社三井住友銀行の平成20年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当行が別途保管しております。


END